Form 20-F
period 2014-03-31
Eros International PLC
filed 2014-06-17
CIK 1532981

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-32945

EROS INTERNATIONAL PLC
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Isle of Man
(Jurisdiction of incorporation or organization)

550 County Avenue Secaucus, New Jersey 07094 Tel: (201) 558 9001
(Address of principal executive offices)

Richard Vanderplank Fort Anne, South Quay Douglas, Isle of Man Tel: (44) 1624 638 300 Email: law@cains.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
A ordinary share, par value GBP 0.30 per share	The New York Stock Exchange

i

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At March 31, 2014, 23,519,340 'A' ordinary shares and 25,555,220 'B' ordinary shares par value GBP 0.30 per share, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer☐	Accelerated filer☐	Non-accelerated filer☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17 ☐ Item 18

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

ii

TABLE OF CONTENTS

EROS INTERNATIONAL PLC

iii

CONVENTIONS USED IN THIS ANNUAL REPORT

Unless otherwise indicated or required by the context, as used in this annual report, the terms “Eros,” “we,” “us,” “our” and the “Company” refer to Eros International Plc and all its subsidiaries that are consolidated under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. Our fiscal year ends on March 31 of each year. When we refer to a fiscal year, such as fiscal 2014, we are referring to the fiscal year ended on March 31 of that year. The “Founders Group” refers to Beech Investments Limited, Olympus Foundation, Arjan Lulla, Kishore Lulla, Vijay Ahuja and Sunil Lulla.

“High budget” films refer to Hindi films with direct production costs in excess of $8.5 million and Tamil as well as Telegu films with direct production costs in excess of $7.0 million, in each case translated at the historical average exchange rate for the applicable fiscal year. “Low budget” films refer to both Hindi, Tamil and Telegu films with less than $1.0 million in direct production costs, in each case translated at the historical average exchange rate for the applicable fiscal year. “Medium budget” films refer to Hindi, Tamil and Telegu films within the remaining range of direct production costs. With respect to low budget films, references to “film releases” refer to theatrical releases or, for films that we did not theatrically release, to our initial DVD, digital or other non-theatrical exhibition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. We caution you that reliance on any forward-looking statement inherently involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These risks and uncertainties include but are not limited to:

•	our dependence on our relationships with theater operators and other industry participants to exploit our film content;

•	our ability to successfully and cost-effectively source film content;

•	delays, cost overruns, cancellation or abandonment of the completion or release of our films;

•	our ability to predict the popularity of our films, or changing consumer tastes;

•	our ability to maintain existing rights, and to acquire new rights, to film content;

•	our dependence on the Indian box office success of our Hindi and high budget Tamil and Telegu films;

•	our ability to recoup the full amount of box office revenues to which we are entitled due to underreporting of box office receipts by theater operators;

•	fluctuation in the value of the Indian Rupee against foreign currencies;

•	the monetary and fiscal policies of India and globally, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices;

•	the impact of our HBO Asia collaboration;

•	anonymous letters to regulators or business associates making allegations regarding our business practices, accounting practices and/or officers and directors;

•	our ability to compete in the Indian film industry;
iv

•	the impact of a new amendment to accounting standards for revenue-based amortization methods;

•	our ability to protect our intellectual property;

•	our ability to successfully respond to technological changes;

•	contingent liabilities that may materialize, including our exposure to liabilities on account of unfavorable judgments/decisions in relation to legal proceedings involving us or our subsidiaries and certain of our directors and officers; and

•	regulatory changes in the Indian film industry and our ability to respond to them.

These and other factors are more fully discussed in “Part I — Item 3. Key Information — D. Risk Factors,” “Part I — Item 5. Operating and Financial Review and Prospects” and elsewhere in this annual report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The table set forth below presents our selected historical consolidated financial data for the periods and at the dates indicated. The selected historical consolidated statement of income data for each of the three years ended March 31, 2014 and the selected statement of financial position data as of March 31, 2014 and 2013 have been derived from and should be read in conjunction with “Part I — Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this Annual Report on Form 20-F. The selected historical consolidated statement of income data for each of the two years ended March 31, 2011 and 2010 and the selected historical statement of financial position data as of March 31, 2012, 2011 and 2010 have been derived from audited consolidated financial statements not included in this Annual Report on Form 20-F.

	Year ended March 31,
	2014	2013	2012	2011	2010
	(in thousands, except net income per share)
Selected Statement of Income Data
Revenue	$235,470	$215,346	$206,474	$164,613	$149,729
Cost of sales	(132,933)	(134,002)	(117,044)	(88,017)	(81,710)
Gross profit	102,537	81,344	89,430	76,596	68,019
Administrative costs	(42,680)	(26,308)	(27,992)	(20,518)	(16,157)
Operating profit	59,857	55,036	61,438	56,078	51,862
Net finance costs	(7,517)	(1,469)	(1,009)	(1,584)	(2,309)
Other losses	(2,353)	(7,989)	(6,790)	1,263	(6)
Profit before tax	49,987	45,578	53,639	55,757	49,547
Income tax expense	(12,843)	(11,913)	(10,059)	(8,237)	(7,152)
Net income (1)	$37,144	$33,665	$43,580	$47,550	$42,395

Net income per share
Basic	$0.66	$0.69	$0.96	$1.16	$1.10
Diluted	$0.65	$0.69	$0.94	$1.14	$1.08

Weighted average number of ordinary shares
Basic	45,590	39,439	39,076	38,711	38,611
Diluted	45,607	39,456	39,138	38,774	38,674

Other Data
EBITDA (2)	$58,871	$48,765	$56,201	$58,574	$53,194
Adjusted EBITDA(2)	$80,285	$56,320	$66,984	$59,501	$53,503

	Year ended March 31,
	2014	2013	2012	2011	2010
	(in thousands)
Selected Statement of Financial Position Data:
Cash and cash equivalents	$145,449	$107,642	$145,422	$126,167	$87,613
Goodwill	1,878	1,878	1,878	1,878	1,878
Total assets	906,011	798,657	765,966	669,841	545,577

Debt:
Current portion	92,879	79,902	68,527	49,611	40,478
Long-term portion	165,254	165,898	180,768	149,310	151,441
Total liabilities	327,970	312,481	311,718	244,466	238,388
Equity attributable to Eros International Plc	527,691	438,578	416,165	389,633	304,989
Equity attributable to non-controlling interests	50,350	47,598	38,083	35,742	2,200
Total equity	$578,041	$486,176	$454,248	$425,375	$307,189

________________

(1)	References to “net income” in this document correspond to “profit for the period” or “profit for the year” line items in our consolidated financial statement appearing elsewhere in this document.
(2)	We use EBITDA and Adjusted EBITDA as supplemental financial measures. EBITDA is defined by us as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs). Adjusted EBITDA is defined as EBITDA adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives), transactions costs relating to equity transactions, and share based payments. EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. EBITDA and Adjusted EBITDA provide no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position.

The following table sets forth the reconciliation of our net income to EBITDA and Adjusted EBITDA:

	Year ended March 31,
	2014	2013	2012	2011	2010
	(in thousands)
Net income	37,144	33,665	43,580	47,550	42,395
Income tax expense	12,843	11,913	10,059	8,237	7,152
Net finance costs	7,517	1,469	1,009	1,584	2,309
Depreciation	789	1,003	1,275	928	1,030
Amortization(a)	578	715	278	275	308
EBITDA	58,871	48,765	56,201	58,574	53,194
Impairment of available-for-sale financial assets	—	—	1,230	—	—
Transaction costs relating to equity transactions	8,169	—	—	—	—
Profit/(loss) on derivatives	5,176	5,667	4,264	—	—
Share based payments	18,421	1,888	5,289	927	309
Adjusted EBITDA(b)	80,285	56,320	66,984	59,501	53,503

_______________

(a)	Includes only amortization of intangible assets other than intangible content assets.
(b)	Consists of compensation costs, recognized with respect to all outstanding plans and all other equity settled instruments.

However, our management team believes that EBITDA and Adjusted EBITDA are useful to an investor in evaluating our results of operations because these measures:

•	are widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

•	help investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and

•	are used by our management team for various other purposes in presentations to our board of directors as a basis for strategic planning and forecasting.

There are significant limitations to using EBITDA and Adjusted EBITDA as a measure of performance, including the inability to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss, the lack of comparability of results of operations of different companies and the different methods of calculating EBITDA and Adjusted EBITDA reported by different companies.

Exchange Rate Information

Our reporting currency is the U.S. dollar. Transactions in foreign currencies are translated at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated into U.S. dollars at the exchange rates at the date of the applicable statement of financial position. For the purposes of consolidation, all income and expenses are translated at the average rate of exchange during the period covered by the applicable statement of income and assets and liabilities are translated at the exchange rate prevailing on the date of the applicable statement of financial position. When the U.S. dollar strengthens against a foreign currency, the value of our sales and expenses in that currency converted to U.S. dollars decreases. When the U.S. dollar weakens, the value of our sales and expenses in that currency converted to U.S. dollars increases. Recently, there have been periods of higher volatility in the Indian Rupee and U.S. dollar exchange rate. This volatility is illustrated in the table below for the periods indicated:

	Period End	Average(1)	High	Low
Fiscal Year
2010	44.95	47.18	50.48	44.94
2011	44.54	45.46	47.49	43.90
2012	50.89	48.01	53.71	44.00
2013	54.52	54.36	57.13	50.64
2014	60.35	60.35	68.80	53.65
Months
April 2013	53.68	54.32	54.91	53.68
May 2013	56.50	54.98	56.50	53.65
June 2013	59.52	58.38	60.70	56.43
July 2013	60.77	59.76	60.80	59.01
August 2013	65.71	62.81	68.80	60.34
September 2013	62.58	63.65	67.71	61.68
October 2013	61.61	61.61	62.46	61.07
November 2013	62.39	62.52	63.73	61.74
December 2013	61.92	61.81	62.38	60.87
January 2014	62.63	62.11	63.09	61.45
February 2014	61.78	62.16	62.63	61.78
March 2014	60.00	60.95	62.17	59.89
April 2014	60.34	60.36	61.09	59.88
May 2014	59.10	59.32	60.23	58.46

______________

(1)	Represents the average of the exchange rates on the last day of each month during the period for all fiscal years presented, and the average of the noon buying rate for all days during the period for all months presented.
4

B. Capitalization and Indebtedness

Not Applicable.

C. Reason for the Offer and the Use of Proceeds

Not Applicable.

D. Risk Factors

This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this annual report. If any of the following risks actually occur, our business, financial condition and results of operations could suffer and the trading price of our A ordinary shares could decline.

Risks Related to Our Business

We depend on our relationships with theater operators and other industry participants to exploit our film content. Any disputes with multiplex operators in India could have a material adverse effect on our ability or willingness to release our films as scheduled.

We generate revenues from the exploitation of Indian film content in various distribution channels through agreements with commercial theater operators, in particular multiplex operators, and with retailers, television operators, telecommunications companies and others. Our failure to maintain these relationships, or to establish and capitalize on new relationships, could harm our business or prevent our business from growing, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We have had disputes with multiplex operators in India that required us to delay our film releases and disrupted our marketing schedule for future films. These disputes were subsequently settled pursuant to settlement agreements that expired in June 2011. We now enter into agreements on a film-by-film and exhibitor-by-exhibitor basis instead of entering into long-term agreements. To date, our film-by-film agreements have been on commercial terms that are no less favorable than the terms of the prior settlement agreements; however, we cannot guarantee such terms can always be obtained. Accordingly, without a long-term commitment from multiplex operators, we may be at risk of losing a substantial portion of our revenues derived from our theatrical business. We may also have similar future disruptions in our relationship with multiplex operators, the operators of single-screen theaters or other industry participants, which could have a material adverse effect on our business, prospects, financial condition and results of operations. Further, the theater industry in India is rapidly growing and evolving and we cannot assure you that we will be able to establish relationships with new commercial theater operators.

We may fail to source adequate film content on favorable terms or at all through acquisitions or co-productions, which could have a material and adverse impact on our business.

We generate revenues by exploiting Indian film content that we primarily co-produce or acquire from third parties, and then distribute through various channels. Our ability to successfully enter into co-productions and to acquire content depends on our ability to maintain existing relationships, and form new ones, with talent and other industry participants.

The pool of quality talent in India is limited and as a result, there is significant competition to secure the services of certain actors, directors, composers and producers, among others. Competition can increase the cost of such talent, and hence the cost of film content. These costs may continue to increase, making it more difficult for us to access content cost-effectively and reducing our ability to sustain our margins and maximize revenues from distribution and exploitation. Further, we may be unable to successfully maintain our long-standing relationships with certain industry participants and continue to have access to content and/or creative talent and may be unable to establish similar relationships with new leading creative talent. If any such relationship is adversely affected, or we are unable to form new relationships or our access to quality Indian film content otherwise deteriorates, or if any party fails to perform under its agreements or arrangements with us, our business, prospects, financial condition and results of operations could be materially adversely affected.

Delays, cost overruns, cancellation or abandonment of the completion or release of films may have an adverse effect on our business.

There are substantial financial risks relating to film production, completion and release. Actual film costs may exceed their budgets and factors such as labor disputes, unavailability of a star performer, equipment shortages, disputes with production teams or adverse weather conditions may cause cost overruns and delay or hamper film completion. When a film we have contracted to acquire from a third party experiences delays or fails to be completed, we may not recover advance monies paid for the proposed acquisition. When we enter into co-productions, we are typically responsible for paying all production costs in accordance with an agreed upon budget and while we typically cap budgets in our contracts with our co-producer, given the importance of ongoing relationships in our industry, longer-term commercial considerations may in certain circumstances override strict contractual rights and we may feel obliged to fund cost over-runs where there is no contractual obligation requiring us to do so. To date, we have completed only one sole production, and this is not our preferred choice for sourcing content.

Production delays, failure to complete projects or cost overruns could result in us not recovering our costs and could have a material adverse effect on our business, prospects, financial condition and results of operations.

The popularity and commercial success of our films are subject to numerous factors, over which we may have limited or no control.

The popularity and commercial success of our films depends on many factors including, but not limited to, the key talent involved, the timing of release, the promotion and marketing of the film, the quality and acceptance of other competing programs released into the marketplace at or near the same time, the availability of alternative forms of entertainment, general economic conditions, the genre and specific subject matter of the film, its critical acclaim and the breadth, timing and format of its initial release. We cannot predict the impact of such factors on any film, and many are factors that are beyond our control. As a result of these factors and many others, our films may not be as successful as we anticipate, and as a result, our results of operations may suffer.

The success of our business depends on our ability to consistently create and distribute filmed entertainment that meets the changing preferences of the broad consumer market both within India and internationally.

Changing consumer tastes affect our ability to predict which films will be popular with audiences in India and internationally. As we invest in a portfolio of films across a wide variety of genres, stars and directors, it is highly likely that at least some of the films in which we invest will not appeal to Indian or international audiences. Further, where we sell rights prior to release of a film, any failure to accurately predict the likely commercial success of a film may cause us to underestimate the value of such rights. If we are unable to co-produce and acquire rights to films that appeal to Indian and international film audiences or to accurately judge audience acceptance of our film content, the costs of such films could exceed revenues generated and anticipated profits may not be realized. Our failure to realize anticipated profits could have a material adverse effect on our business, prospects, financial condition and results of operations.

The popularity and commercial success of our films are subject to numerous factors, over which we may have limited or no control.

The popularity and commercial success of our films depends on many factors including, but not limited to, the key talent involved, the timing of release, the promotion and marketing of the film, the quality and acceptance of other competing programs released into the marketplace at or near the same time, the availability of alternative forms of entertainment, general economic conditions, the genre and specific subject matter of the film, its critical acclaim and the breadth, timing and format of its initial release. We cannot predict the impact of such factors on any film, and many are factors that are beyond our control. As a result of these factors and many others, our films may not be as successful as we anticipate, and as a result, our results of operations may suffer.

The success of our business depends on our ability to consistently create and distribute filmed entertainment that meets the changing preferences of the broad consumer market both within India and internationally.

Changing consumer tastes affect our ability to predict which films will be popular with audiences in India and internationally. As we invest in a portfolio of films across a wide variety of genres, stars and directors, it is highly likely that at least some of the films in which we invest will not appeal to Indian or international audiences. Further, where we sell rights prior to release of a film, any failure to accurately predict the likely commercial success of a film may cause us to underestimate the value of such rights. If we are unable to co-produce and acquire rights to films that appeal to Indian and international film audiences or to accurately judge audience acceptance of our film content, the costs of such films could exceed revenues generated and anticipated profits may not be realized. Our failure to realize anticipated profits could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our ability to exploit our content is limited to the rights that we acquire from third parties or otherwise own.

We have acquired over 90% of our film content through contracts with third parties, which are primarily fixed-term contracts that may be subject to expiration or early termination. Upon expiration or termination of these arrangements, content may be unavailable to us on acceptable terms or at all, including with respect to technical matters such as encryption, territorial limitation and copy protection. In addition, if any of our competitors offer better terms, we will be required to spend more money or grant better terms, or both, to acquire or extend the rights we previously held. If we are unable to renew the rights to our film library on commercially favorable terms and to continue exploiting the existing films in our library or other content, it could have a material adverse effect on our business, prospects, financial condition and results of operations.

Based on our agreements in effect as of March 31, 2014, if we do not otherwise extend or renew our existing rights, we anticipate the rights we currently license in Hindi and regional languages, excluding our Kannada digital rights library, will expire as summarized in the table below.

Term Expiration Dates	Hindi Film Rights	Regional Film Rights(1)
	(approximate percentage of films whose licensed rights expire in the period indicated)
Prior to January 1, 2016	19%	2%
2016-2020	35	4
2021-2025	25	20
2026-2030	3	—
2031-2045	4	1
Perpetual(2)	14	73

(1)	Excludes the Kannada digital rights library.
(2)	Subject to limitations imposed by Indian copyright law, which restricts the term to 60 years from the beginning of the calendar year following the year in which the film is published.

In addition, we typically only own certain rights for the exploitation of content, which limits our ability to exploit content in certain media formats. In particular, we do not own the audio music rights to the majority of the films in our library and to certain new releases. See “Part I—Item 4. Information on the Company—Our Film Library” for detail regarding our rights. To the extent we do not own the music or other media rights in respect of a particular film, we may only exploit content through those channels to which we do own rights, which could have an adverse effect on our ability to generate revenue from a film and recover our costs from acquiring or producing content.

We depend on the Indian box office success of our Hindi and high budget Tamil and Telegu films from which we derive a significant portion of our revenues.

In India, a relatively high percentage of a film’s overall revenues are derived from theater box office sales and, in particular, from such sales in the first week of a film’s release. Indian domestic box office receipts are also an indicator of a film’s expected success in other Indian and international distribution channels. As such, poor box office receipts in India for our films, even for those films for which we obtain only international distribution rights, could have a significant adverse impact on our results of operations in both the year of release of the relevant films and in the future for revenues expected to be earned through other distribution channels. In particular, we depend on the Indian box office success of our Hindi films and high budget Tamil and Telegu films.

We may not be paid the full amount of box office revenues to which we are entitled.

We derive revenues from theatrical exhibition of our films by collecting a specified percentage of box office receipts from multiplex and single screen theater operators. The Indian film industry continues to lack full exhibitor transparency. There is limited independent monitoring of such data in India or the Middle East, unlike the monitoring services provided by Rentrak in the United Kingdom and the United States. We therefore rely on theater operators and our sub-distributors to report relevant information to us in an accurate and timely manner.

While some multiplex and single-screen operators have moved to a digital distribution model that provides greater clarity on the number of screenings given to our films, other multiplex operators and single-screen operators retain the traditional print model. We expect that our films will continue to be exhibited primarily on screens that either do not have computerized tracking systems for box office receipts or screening information, or in relation to which we do not have access to audit compliance data.

Because we do not have a reliable system to determine if our box office receipts are underreported, box office receipts and sub-distribution revenues may be inadvertently or purposefully misreported or delayed, which could prevent us from being compensated appropriately for exhibition of our films. If we are not properly compensated, our business, prospects, financial condition and results of operations could be negatively impacted.

Our entry into premium television broadcasting with our HBO Asia collaboration may adversely affect our existing television licensing revenues.

Our collaboration with HBO Asia requires us to provide them with new release films for the first television window after theatrical release of such films and also a number of library films. While our arrangement with HBO allows us to license our titles to other television networks after they have premiered on the HBO channels, we may not be able to maximize the revenue potential from these films and realize their full market value from other broadcasters once these films have premiered on the HBO channels. Titles that we make available to the HBO channels as premieres may have lesser value to television networks because of their earlier availability on HBO channels, which could reduce the revenue we derive through television syndication, which may adversely affect our results of operations and cash flows.

A downturn in the Indian and international economies or instability in financial markets, including a decreased growth rate and increased Indian price inflation, could materially and adversely affect our results of operations and financial condition.

Global economic conditions may negatively impact consumer spending. Prolonged negative trends in the global or local economies can adversely affect consumer spending and demand for our films and may shift consumer demand away from the entertainment we offer. According to the RBI’s Second Bi-Monthly Review of Monetary Policy Statement, 2014-2015, GDP growth rate of India is projected to pick up from below 5% in 2013-2014 to 5.5% in 2014-2015. The Central Statistics Office has estimated that the growth rate in GDP in the 12 month period ended March 31, 2014 was 4.7% over the corresponding period of the previous year (Source: Press release dated May 30, 2014 on “Quarterly Estimates of Gross Domestic Product 2013-14” released by the Ministry of Statistics and Programme Implementation, Government of India).

A decline in attendance at theaters may reduce the revenues we generate from this channel, from which a significant proportion of our revenues are derived. If the general economic downturn continues to affect the countries in which we distribute our films, discretionary consumer spending may be adversely affected, which would have an adverse impact on demand for our theater, television and digital distribution channels. Economic instability and the continuing weak economy in India may negatively impact the Indian box office success of our Hindi and Tamil films, on which we depend for a significant portion of our revenues.

Further, a sustained decline in economic conditions could result in closure or downsizing by, or otherwise adversely impact, industry participants on whom we rely for content sourcing and distribution. Any decline in demand for our content could have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, global financial uncertainty has negatively affected the Indian financial markets.

Continued financial disruptions may limit our ability to obtain financing for our films. For example, any adverse revisions to India’s credit ratings for domestic and international debt by domestic or international rating agencies may adversely impact our ability to raise additional financing and the interest rates and other commercial terms at which such additional financing is available. Any such event could have a material adverse effect on our business, prospects, financial condition and results of operations. India has recently experienced fluctuating wholesale price inflation compared to historical levels. An increase in inflation in India could cause a rise in the price of wages, particularly for Indian film talent, or any other expenses that we incur. If this trend continues, we may be unable to accurately estimate or control our costs of production. Because it is unlikely we would be able to pass all of our increased costs on to our customers, this could have a material adverse effect on our business, prospects, financial condition and results of operations.

Fluctuation in the value of the Indian Rupee against foreign currencies could materially and adversely affect our results of operations, financial condition and ability to service our debt.

While a significant portion of our revenues are denominated in Indian Rupees, certain contracts for our film content are or may be denominated in foreign currencies. Additionally, we report our financial results in U.S. dollars and most of our debt is denominated in U.S. dollars. We expect that the continued volatility in the value of the Indian Rupee against foreign currency will continue to have an impact on our business. The Indian Rupee experienced an approximately 6.7% drop in value as compared to the U.S. dollar in fiscal 2013. In fiscal 2014 the drop was 10.7%. In August 2013, the Indian Rupee had dropped as much as 26.9% relative to the U.S. dollar from the beginning of 2013. Since the end of fiscal 2014 to the end of May 2014 the Indian Rupee has experienced a 1.5% improvement. Changes in the growth of the Indian economy and the continued volatility of the Indian Rupee, may adversely affect our business.

Further, at the end of fiscal 2014, $195 million, or 76% of our debt, was denominated in U.S. dollars, and we may not generate sufficient revenue in U.S. dollars to service all of our U.S. dollar-denominated debt. Consequently, we may be required to use revenues generated in Indian Rupees to service our U.S. dollar-denominated debt. Any devaluation or depreciation in the value of the Indian Rupee, compared to the U.S. dollar, could adversely affect our ability to service our debt. See “Item 3. Key Information — C. Selected Financial Data — Exchange Rates” for historical exchange rates between Indian Rupees and U.S. dollars.

Although we have not historically done so, we may, from time to time, seek to reduce the effect of exchange rate fluctuations on our operating results by purchasing derivative instruments such as foreign exchange forward contracts to cover our intercompany indebtedness or outstanding receivables. However, we may not be able to purchase contracts to insulate ourselves adequately from foreign currency exchange risks. In addition, any such contracts may not perform effectively as a hedging mechanism. See “Item 5. Operating and Financial Review and Prospects— Exchange Rates” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.— Foreign Currency Risk.”

We face increasing competition with other films for movie screens, and our inability to obtain sufficient distribution of our films could have a material adverse effect on our business.

A substantial majority of the theater screens in India are typically committed at any one time to a limited number of films, and we compete directly against other producers and distributors of Indian films in each of our distribution channels. If the number of films released in the market as a whole increases it could create excess supply in the market, in particular at peak theater release times such as school and national holidays and during festivals, which would make it more difficult for our films to succeed.

Where we are unable to ensure a wide release for our films, or where we are unable to provide theater operators with sufficient prints of our films to allow them to maximize screenings in the first week of a film’s release, it may have an adverse impact on our revenues. Further, failure to release during peak periods, or the inability to book sufficient screens, could cause us to miss potentially higher gross box-office receipts and/or affect subsequent revenue streams, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We face increasing competition from other forms of entertainment, which could have a material adverse effect on our business.

We also compete with all other sources of entertainment and information delivery, including television, the internet and sporting events such as the Indian Premier League, for cricket.

Technological advancements such as VOD, mobile and internet streaming and downloading have increased the number of entertainment and information delivery choices available to consumers and have intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences could negatively impact consumer demand for our films, and there can be no assurance that occupancy rates at theaters or demand for our other distribution channels will not fall.

Competition within the Indian film industry is growing rapidly, and certain of our competitors are larger, have greater financial resources and are more diversified.

The Indian film industry’s rapid growth is changing the competitive landscape, increasing competition for content, talent and release dates. Growth in the Indian film industry has attracted new Indian and foreign industry participants and competitors, including standalone operators, such as Reliance Entertainment, as well as others aligned with internationally diversified film companies, such as Sony Pictures, Viacom Inc., The Walt Disney Company and Warner Bros., many of which are substantially larger and have greater financial resources, including competitors that own their own theaters and/or television networks. These larger competitors may have the ability to spend additional funds on production of new films, which may require us to increase our production budgets beyond what we originally anticipated in order to compete effectively. In addition, these competitors may use their financial resources to gain increased access to movie screens and enter into exclusive content arrangements with key talent in the Indian film industry. Unlike some of these major competitors that are part of larger diversified corporate groups, we derive substantially all of our revenue from our film entertainment business. If our films fail to perform to our expectations we are likely to face a greater adverse impact than would a more diversified competitor. In addition, other larger entertainment distribution companies may have larger budgets to exploit growing technological trends. If we are unable to compete with these companies effectively, our business prospects, results of operations and financial condition could suffer. With generally increasing budgets of Hindi, Tamil and Telegu films, we may not have the resources to distribute the same level of films as competitors with greater financial strength.

Piracy of our content, including digital and internet piracy, may adversely impact our revenues and business.

Our business depends in part on the adequacy, enforceability and maintenance of intellectual property rights in the entertainment products and services we create. Motion picture piracy is extensive in many parts of the world and is made easier by technological advances and the conversion of motion pictures into digital formats. This trend facilitates the creation, transmission and sharing of high quality unauthorized copies of motion pictures in theatrical release on DVDs, CDs and Blu-ray discs, from pay-per-view through set top boxes and other devices and through unlicensed broadcasts on free television and the internet.

Although DVD and CD sales represent a relatively small portion of Indian film and music industry revenues, the proliferation of unauthorized copies of these products results in lost revenue and significantly reduced pricing power, which could have a material adverse effect on our business, prospects, financial condition and results of operations. In particular, unauthorized copying and piracy are prevalent in countries outside of the United States, Canada and Western Europe, including India, whose legal systems may make it difficult for us to enforce our intellectual property rights and in which consumer awareness of the individual and industry consequences of piracy is lower. With broadband connectivity improving and 3G internet penetration increasing in India, digital piracy of our content is an increasing risk.

In addition, the prevalence of third-party hosting sites and a large number of links to potentially pirated content make it difficult to effectively monitor and prevent digital piracy of our content. Existing copyright and trademark laws in India afford only limited practical protection and the lack of internet-specific legislation relating to trademark and copyright protection creates a further challenge for us to protect our content delivered through such media. According to FICCI Report 2013, it is estimated that the Indian film industry loses as much as $1.1 billion  annually due to piracy. Additionally, we may seek to implement elaborate and costly security and anti-piracy measures, which could result in significant expenses and revenue losses. Even the highest levels of security and anti-piracy measures may fail to prevent piracy.

We may be unable to adequately protect or continue to use our intellectual property. Failure to protect such intellectual property may negatively impact our business.

We rely on a combination of copyrights, trademarks, service marks and similar intellectual property rights to protect our name and branded products. The success of our business, in part, depends on our continued ability to use this intellectual property in order to increase awareness of the Eros name. We attempt to protect these intellectual property rights through available copyright and trademark laws. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries, and the actions taken by us may be inadequate to prevent imitation by others of the Eros name and other Eros intellectual property. In addition, if the applicable laws in these countries are drafted or interpreted in ways that limit the extent or duration of our rights, or if existing laws are changed, our ability to generate revenue from our intellectual property may decrease, or the cost of obtaining and maintaining rights may increase.

Further, many existing laws governing property ownership, copyright and other intellectual property issues were adopted before the advent of the internet and do not address the unique issues associated with the internet, personal entertainment devices and related technologies, and new interpretations of these laws in response to emerging digital platforms may increase our digital distribution costs, require us to change business practices relating to digital distribution or otherwise harm our business. We also distribute our branded products in some countries in which there is no copyright or trademark protection. As a result, it may be possible for unauthorized third parties to copy and distribute our branded products or certain portions or applications of our branded products, which could have a material adverse effect on our business, prospects, results of operations and financial condition. If we fail to register the appropriate copyrights, trademarks or our other efforts to protect relevant intellectual property prove to be inadequate, the value of the Eros name could be harmed, which could adversely affect our business and results of operations.

We may be unable to continue to use the domain names that we use in our business, or prevent third parties from acquiring and using domain names that infringe on, are similar to or otherwise decrease the value of our brand or our trademarks or service marks.

We have registered several domain names for websites that we use in our business, such as erosplc.com and erosentertainment.com, and although our Indian subsidiaries currently own over 50 registered trademarks, we have not obtained a registered trademark for any of our domain names. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration or any other cause, we may be forced to market our products under a new domain name, which could cause us to lose users of our websites, or to incur significant expense in order to purchase rights to such a domain name. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours. Domain names similar to ours have been registered in the United States, India and elsewhere.

We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to or otherwise decrease the value of our brand, trademarks or service marks. Protecting and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of management’s attention.

Litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Regardless of the validity or the success of the assertion of any claims, we could incur significant costs and diversion of resources in enforcing our intellectual property rights or in defending against such claims, which could have a material adverse effect on our business and results of operations. Our services and products could infringe upon the intellectual property rights of third parties.

Other parties, including our competitors, may hold or obtain patents, trademarks, copyright protection or other proprietary rights with respect to their previously developed films, characters, stories, themes and concepts or other entertainment, technology and software or other intellectual property of which we are unaware. In addition, the creative talent that we hire or use in our productions may not own all or any of the intellectual property that they represent they do, which may instead be held by third parties. Consequently, the film content that we produce and distribute or the software and technology we use may infringe the intellectual property rights of third parties, and we frequently have infringement claims asserted against us. Any claims or litigation, justified or not, could be time-consuming and costly, harm our reputation, require us to enter into royalty or licensing arrangements that may not be available on acceptable terms or at all or require us to undertake creative changes to our film content or source alternative content, software or technology. Where it is not possible to do so, claims may prevent us from producing and/or distributing certain film content and/or using certain technology or software in our operations. Any of the foregoing could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our ability to remain competitive may be adversely affected by rapid technological changes and by an inability to access such technology.

The Indian film entertainment industry continues to undergo significant technological developments, including the ongoing transition from film to digital media. We may be unsuccessful in adopting new digital distribution methods or may lose market share to our competitors if the methods that we adopt are not as technologically sound, user-friendly, widely accessible or appealing to consumers as those adopted by our competitors. For example, our recently launched on-demand entertainment portal accessible via internet-enabled devices, Eros Now, is still in the initial phase of its rollout and may not achieve the desired growth rate.

Further, advances in technologies or alternative methods of product delivery or storage, or changes in consumer behavior driven by these or other technologies, could have a negative effect on our home entertainment market in India. If we fail to successfully exploit digital and other emerging technologies, it could have a material adverse effect on our business, prospects, financial condition and results of operations.

We are currently migrating to an SAP ERP system, which could substantially disrupt our business, and our failure to successfully integrate our IT systems across our international operations could result in substantial costs and diversion of resources and management attention.

We are currently in the process of migrating to an SAP ERP system to replace several of our existing IT systems. We have completed this accounting migration in India, but the process is ongoing in the rest of the world and the implementation has been delayed.

Also we have not yet integrated supporting modules into the SAP ERP system, such as a module to manage our film library. This integration and migration may lead to unforeseen complications and expenses, and our failure to efficiently integrate and migrate our IT systems could substantially disrupt our business. We will implement further modules within SAP ERP once the initial worldwide integration has been completed. The SAP ERP system will be implemented globally in our different office locations and will need to accommodate our multilingual operations, resulting in further difficulties in such implementation. Our failure to successfully integrate our IT systems across our international operations could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

The music industry is highly competitive and many of our competitors in the music industry focus more exclusively on music distribution and have greater resources than we have.

The music industry, including the market for music licensing and related services in the film and broadcast industry, is intensely competitive. Many companies focus exclusively on music distribution and have greater resources and a larger depth and breadth of library, distribution capabilities and current repertoire than we do. We expect competition to persist and to intensify as the markets for Indian music continue to develop and as additional competitors enter the Indian music industry. To remain competitive, we may be forced to reduce our prices and increase costs.

Our business and activities are regulated by the Competition Act.

The Competition Act, 2002, or the Competition Act, prohibits practices that could have an appreciable adverse effect on competition in India. Under the Competition Act, any arrangement, understanding or action, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition in India is void and may result in substantial penalties and compensation to be paid to persons shown to have suffered losses. Any agreement among competitors which directly or indirectly determines purchase or sale prices, results in bid rigging or collusive bidding, limits or controls production, supply, markets, technical development, investment or the provision of services, or shares the market or source of production or provision of services in any manner, including by way of allocation of geographical area or types of goods or services or number of customers in the market, is presumed to have an appreciable adverse effect on competition. Further, the Competition Act prohibits the abuse of a dominant position by any enterprise either directly or indirectly, including by way of unfair or discriminatory pricing or conditions in the sale of goods or services, using a dominant position in one relevant market to enter into, or protect, another relevant market, and denial of market access, and such practices are subject to substantial penalties and may also be subject to compensation for losses and orders to divide the enterprise.

If we or any member of our group, including Eros India, are further affected, directly or indirectly, by the application or interpretation of any provision of the Competition Act, or any enforcement proceedings initiated by, or claims made to the Competition Commission of India or any other similar authority, our business, results of operations and reputation may be materially and adversely affected. For a discussion of Competition Commission actions, see “Part I — Item 4. Information on the Company — B. Business Overview — Litigation.”

Acquisitions, mergers and amalgamations which exceed certain revenue and asset thresholds require prior approval by the Competition Commission of India. Any such acquisitions, mergers or amalgamations which have an appreciable adverse effect on competition in India are prohibited and void. There can be no assurance that we will be able to obtain approval for such future transactions on satisfactory terms, or at all.

Our financial condition and results of operations fluctuate from period to period due to film release schedules and other factors and may not be indicative of results for future periods.

Our financial condition and results of operations for any period fluctuate due to film release schedules in that period, none of which we can predict with reasonable certainty. Theater attendance in India has traditionally been highest during school holidays, national holidays and during festivals, and we typically aim to release big-budget films at these times. This timing of releases also takes account of competitor film releases, Indian Premier League cricket matches and the timing dictated by the film production process. As a result, our quarterly results can vary from one year to the next, and the results of one quarter are not necessarily indicative of results for the next or any future quarter. Additionally, the distribution window for the theatrical release of films, and the window between the theatrical release and distribution in other channels, have each been compressing in recent years and may continue to change. Further shortening of these periods could adversely impact our revenues if consumers opt to view a film on one distribution platform over another, resulting in the cannibalizing of revenues across distribution platforms. Additionally, because our revenue and operating results are seasonal in nature due to the impact of the timing of new releases, our revenue and operating results may fluctuate from period to period, and which could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

Our accounting practices and management judgments may accentuate fluctuations in our annual and quarterly operating results and may not be comparable to other film entertainment companies.

For first release film content, we use a stepped method of amortization and a first twelve months amortization rate based on management’s judgment taking into account historic and expected performance, typically amortizing 50% of the capitalized cost together with print and advertising costs for high budget films released during or after fiscal 2014, and 40% of the capitalized cost together with print and advertising costs for all other films, in the first 12 months of their initial commercial exploitation, and then the balance evenly over the lesser of the term of the rights held by us and nine years. Management determined to adjust the first-year amortization rate for high budget films because of the high contribution of theatrical revenue. Similar management judgment taking into account historic and expected performance is used to apply a stepped method of amortization on a quarterly basis within the first 12 months, within the overall parameters of the annual amortization.

Typically 25% of capitalized cost together with print and advertising costs for high budget films released during or after fiscal 2014, and 20% of capitalized cost together with print and advertising costs for all other films, is amortized in the initial quarter of their commercial exploitation. In fiscal 2009 and fiscal years prior to 2009, the balance of capitalized film content costs were amortized evenly over a maximum of four years rather than nine. Because management exercises its judgment regarding amortization amounts, our amortization practices may not be comparable to other film entertainment companies. In the case of film content that we acquire after its initial exploitation, commonly referred to as library, amortization is spread evenly over the lesser of ten years after our acquisition or our license period. At least annually, we review film and content rights for indications of impairment in accordance with IAS 36: Impairment of Assets, an International Accounting Standard, or IAS.

The pattern and amount by which we report amortization of our film content may be significantly impacted by a new amendment to accounting standards for revenue-based amortization methods.

In May 2014, the IASB published an amendment to IAS 38 Intangible Assets (“IAS 38”), which establishes the principle for the basis of amortization of intangible assets as being the expected pattern of consumption of the future economic benefits of an asset.  The IASB clarified that the use of revenue-based methods to calculate the amortization of an asset is not generally considered appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset.  The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset, but the presumption can be rebutted in certain limited circumstances.  The amendment to IAS 38 will be effective for our fiscal 2017.

Because the amendment to IAS 38 has only recently been published, we cannot yet predict how it will impact our amortization policy for our films and the timing and amounts in which we will recognize our amortization expense under the new standard.  The amendment to IAS 38 affects all IFRS reporting companies that currently amortize their intangible assets based on expectations for revenue over the income generating life of the asset, and we are not aware of any such media companies that have yet determined the impact of the amendment on their results of operations.  The amendment to IAS 38 may also require us to gather additional information from third party sources, that we do not presently do, to implement an appropriate policy and monitor amortization. When the amendment becomes effective, it may have a significant impact on our consolidated financial statements and results of operations because our current amortization policies are revenue-based.

If we fail to achieve or maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected.

When we cease to qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we will become subject to additional requirements under the Sarbanes-Oxley Act.

Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on our internal control over financial reporting in our Annual Report on Form 20-F beginning as early as our annual report for the fiscal year ending March 31, 2015. In addition, our independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. However, because we qualify as an “emerging growth company” under the JOBS Act, these attestation requirements do not apply to us for up to five years after November 18, 2013, the date of our initial public offering in the U.S., unless we cease to qualify as an “emerging growth company.” Our management may conclude that our internal controls are not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree and may decline to attest to our management’s assessment or may issue an adverse opinion. If we identify additional control deficiencies as a result of the assessment process in the future, we may be unable to conclude that we have effective internal controls over financial reporting, which are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our A ordinary shares. In preparing the consolidated financial statements for our fiscal 2014, a significant deficiency in our internal control over financial reporting was identified regarding the accuracy of checks received pending deposit with banks. We believe we have since remedied such significant deficiency.

Our revenue is subject to significant variation based on the timing of certain licenses and contracts we enter into that may account for a large portion of our revenue in the period in which it is completed, which could adversely affect our operating results.

From time to time, we license film content rights to a group of films pursuant to a single license that constitutes a large portion of our revenue for the fiscal year in which the revenue from the license is recognized. In fiscal 2012, 11.8% of our revenue came from one customer in our television syndication channel, Dhrishti Creations Pvt. Limited, an aggregator of television rights. In fiscal 2014 and 2013, however, we did not depend on any single customer for more than 10% of our revenue.

The timing and size of similar licenses subjects our revenue to uncertainties and variability from period to period, which could adversely affect our operating results. We expect that we will continue to enter into licenses with customers that may represent a significant concentration of our revenues for the applicable period and we cannot guarantee that these revenues will recur.

We have entered into certain related party transactions and may continue to rely on our founders for certain key development and support activities.

We have entered, and may continue to enter, into transactions with related parties. We also rely on the Founders Group, which consists of Beech Investments, Arjan Lulla, Kishore Lulla, Vijay Ahuja and Sunil Lulla and associates and enterprises controlled by certain of our directors and key management personnel for certain key development and support activities. While we believe that the Founders Group’s interests are aligned with our own, such transactions may not have been entered into on an arm’s-length basis, and we may have achieved more favorable terms had such transactions been entered into with unrelated parties. If future transactions with related parties are not entered into on an arm’s-length basis, our business may be materially harmed.

Further, because certain members of the Founders Group are controlling shareholders of, or have significant influence on, both us and our related parties, conflicts of interest may arise in relation to dealings between us and our related parties and may not be resolved in our favor. For further information, see “Part I — Item 7. Major Shareholders and Related Party Transactions.”

We may encounter operational and other problems relating to the operations of our subsidiaries, including as a result of restrictions in our current shareholder agreements.

We operate several of our businesses through subsidiaries. Our financial condition and results of operations significantly depend on the performance of our subsidiaries and the income we receive from them.

Our business may be adversely affected if our ability to exercise effective control over our non-wholly owned subsidiaries is diminished in any way. Although we control these subsidiaries through direct or indirect ownership of a majority equity interest or the ability to appoint the majority of the directors on the boards of such companies, unanimous board approval is required for major decisions relating to certain of these subsidiaries. To the extent there are disagreements between us and our various minority shareholders regarding the business and operations of our non-wholly owned subsidiaries, we may be unable to resolve them in a manner that will be satisfactory to us. Our minority shareholders may:

•	be unable or unwilling to fulfill their obligations, whether of a financial nature or otherwise;
•	have economic or business interests or goals that are inconsistent with ours;
•	take actions contrary to our instructions, policies or objectives;
•	take actions that are not acceptable to regulatory authorities;
•	have financial difficulties; or
•	have disputes with us.

Any of these actions could have a material adverse effect on our business, prospects, financial condition and results of operations.

Additionally, we have entered into shareholder agreements with the minority shareholders of two of our non-wholly-owned subsidiaries, Big Screen Entertainment and Ayngaran, and may enter into similar agreements. These agreements contain various restrictions on our rights in relation to these entities, including restrictions in relation to the transfer of shares, rights of first refusal, reserved board matters and non-solicitation of employees by us. We may also face operational limitations due to restrictive covenants in such shareholders agreements. In addition, under the terms of our shareholder agreement in relation to Big Screen Entertainment, disputes between partners are required to be submitted to arbitration in Mumbai, India. These restrictions in our current shareholder agreements, and any restrictions of a similar or more onerous nature in any new or amended agreements into which we may enter, may limit our control of the relevant subsidiary or our ability to achieve our business objectives, as well as limiting our ability to realize value from our equity interests, any of which could have a material adverse effect on our business, prospects, financial condition and results of operations.

Some of the parties to the shareholder agreements are companies that have duties to their own shareholders, and the interests of these shareholders with respect to the operation of Big Screen Entertainment and Ayngaran may not be aligned with your interests. As a result, although we own a majority of the ownership interest in each of Big Screen Entertainment and Ayngaran, taking actions that require approval of the minority shareholders (or their representative directors), such as entering into related party transactions, selling material assets and entering into material contracts, may be more difficult to accomplish.

We depend on the services of senior management.

We have, over time, built a strong team of experienced professionals on whom we depend to oversee the operations and growth of our businesses. We believe that our success substantially depends on the experience and expertise of, and the longstanding relationships with key talent and other industry participants built by, our senior management. Any loss of our senior management, any conflict of interest that may arise for such management or the inability to recruit further senior managers could impede our growth by impairing our day-to-day operations and hindering development of our business and our ability to develop, maintain and expand relationships, which would have a material adverse effect on our business, prospects, financial condition and results of operations.

In recent years, we have experienced additions to our senior management team, and our success depends in part on our ability to successfully integrate these new employees into our organization. Since 2012, we have hired several members of senior management and have added new directors. We anticipate the need to hire additional members in senior management in connection with the expansion of our digital business. While some of our senior management have entered into employment agreements that contain non-competition and non-solicitation provisions, these agreements may not be enforceable in the Isle of Man, India or the United Kingdom, whose laws govern these agreements or where our members of senior management reside. Even if enforceable, these non-competition and non-solicitation provisions are for limited time periods.

Some viewers or civil society organizations may find our film content objectionable.

Some viewers or civil society organizations in India or other countries may object to film content produced or distributed by us based on religious, political, ideological or any other positions held by such viewers. This applies in particular, to content that is graphic in nature, including violent or romantic scenes and films that are politically oriented or targeted at a segment of the film audience. Viewers or civil society organizations, including interest groups, political parties, religious or other organizations may assert legal claims, seek to ban the exhibition of our films, protest against us or our films or object in a variety of other ways. For instance, in relation to the film Goliyon Li Rasleela - Ram-Leela, certain civil and criminal proceedings had been initiated in various local courts in India in and around 2013, including arrest warrants against Mr. Kishore Lulla and others involved in the making of this film, alleging that this film disrespected religious sensibilities. Any of the foregoing could harm our reputation and could have a material adverse effect on our business, prospects, financial condition and results of operations. The film content that we produce and distribute could result in claims being asserted, prosecuted or threatened against us based on a variety of grounds, including defamation, offending religious sentiments, invasion of privacy, negligence, obscenity or facilitating illegal activities, any of which could have a material adverse effect on our business, prospects, financial condition or results of operations.

Our films are required to be certified in India by the Central Board of Film Certification.

Pursuant to the Indian Cinematograph Act, 1952, or the Cinematograph Act, films must be certified for adult viewing or general viewing in India by the Central Board of Film Certification, or CBFC, which looks at factors such as the interest of sovereignty, integrity and security of the relevant country, friendly relations with foreign states, public order and morality. There may be similar requirements in the United Kingdom, Canada and Australia, among other jurisdictions. We may be unable to obtain the desired certification for each of our films and we may have to modify the title, content, characters, storylines, themes or concepts of a given film in order to obtain any certification or a desired certification for broadcast release that will facilitate distribution and exploitation of the film. Any modification or receipt of an undesirable certification could reduce the appeal of any affected film to our target audience and reduce our revenues from that film, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

Litigation and negative claims about us or the Indian film entertainment industry generally could have a material adverse impact on our reputation, our relationship with distributors and co-producers and our business operations.

We and certain of our directors and officers are subject to various legal proceedings in India. In addition, there have been certain public allegations made against the Indian film entertainment industry generally, as well as against certain of the entities and individuals currently active in the industry about purported links to organized crime and other negative associations. As our success in the Indian film industry partially depends on our ability to maintain our brand image and corporate reputation, in particular in relation to our dealings with creative talent, co-producers, distributors and exhibitors, any such proceedings or allegations, public or private, whether or not routine or justified, could tarnish our reputation and cause creative talent, co-producers, distributors and exhibitors not to work with us.

In addition, the nature of our business and our reliance on intellectual property and other proprietary rights subjects us to the risk of significant litigation. Litigation, or even the threat of litigation, can be expensive, lengthy and disruptive to normal business operations, and the results of litigation are inherently uncertain and may result in adverse rulings or decisions. We may enter into settlements or be subject to judgments that may, individually or in the aggregate, have a material adverse effect on our business, prospects, financial condition or results of operations.

Anonymous letters to regulators or business associates making allegations regarding our business practices, accounting practices and/or officers and directors could have a resultant material adverse effect on our business, financial condition and results of operation and could negatively impact the market price for our A ordinary shares.

In the past, when we have publicly filed a report relating to a proposed transaction in either United Kingdom, India or the United States, we have received anonymous letters sent either to us, a banker, and/or the regulator, making allegations about our business practices and/or officers and directors. Every time we have received such a letter we have undertaken what we believe to be a reasonably prudent review, such as extensive due diligence to investigate the allegations, and where necessary our board of directors has engaged third party professional firms to report to them directly and cleared the matter from a corporate governance point of view. Having conducted these investigations, in each instance we found the allegations were without merit.

However, if we receive similar letters, it could result in a diversion of management resources, time and energy, potential costs to defend ourselves, a decline in the market price for our A ordinary shares, increased share price volatility, an increased directors and officers liability insurance premiums and could have a material adverse effect upon our business, financial condition and results of operations, and ability to access the capital markets.

Our performance in India is linked to the stability of its policies, including taxation policy, and the political situation.

The role of Indian central and state governments in the Indian economy has been and remains significant. Since 1991, India’s government has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. The rate of economic liberalization could change, and specific laws and policies affecting companies in the media and entertainment sector, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A new government was elected in India in the recently concluded parliamentary elections in May 2014 and a significant change in India’s economic liberalization and deregulation policies, and in particular, policies in relation to the film industry, could disrupt business and economic conditions in India and thereby affect our business.

Taxes generally are levied on a state-by-state basis for the Indian film industry. Recently, there has been interest in rationalizing the industry’s taxes by instituting a uniform set of entertainment taxes administered by the Indian government. Such changes may increase our tax rate, which could adversely affect our financial condition and results of operations. Furthermore, in certain states, theater multiplexes have enjoyed entertainment tax benefits that may be disrupted or discontinued if India moves to a uniform entertainment tax system. This could slow the construction of new multiplexes, which we believe is a key driver for domestic theatrical revenue growth according to the FICCI Report 2014. Separately, there are certain deductions available to film producers for expenditures on production of feature films released during a given year. These tax benefits may be discontinued and impact current and deferred tax liabilities. In addition, the government of India has issued and may continue to issue tariff orders setting ceiling prices for distribution of content on cable television service charges in India.

Other proposed changes in the Indian law and policy environment include the following:

A majority of the provisions and rules under the Companies Act, 2013 have recently been notified, resulting in the corresponding provisions of the Companies Act, 1956 ceasing to have effect. The Companies Act, 2013 has brought into effect significant changes to the Indian company law framework, such as in the provisions related to issue of capital, disclosures, corporate governance norms, audit matters, and related party transactions.  For further information, see "Part I — Item 4. Information on the Company — B. Material Indian Regulations-Indian Companies Act".

The Government of India has proposed three major reforms in Indian tax laws, namely the goods and services tax or GST, the direct taxes code or DTC, and the General Anti Avoidance Rules or GAAR. The Government of India has not specified any timeline for the implementation of the GST and the DTC. The GST would replace the indirect taxes on goods and services, such as central excise duty, service tax, customs duty, central sales tax, state value added tax, surcharge and excise, currently being collected by the central and state governments in India. The DTC aims to reduce distortions in tax structure, introduce moderate levels of taxation, expand the tax base, facilitate voluntary compliance, and provide greater tax clarity and stability to investors in Indian projects and companies, as well as clarifying taxation provisions for international transactions. It aims to consolidate and amend laws relating to all direct taxes, such as income tax, dividend distribution tax and wealth tax, and facilitate voluntary compliance. The GAAR provisions were introduced through the Finance Act, 2012, to come into effect from 1 April 2016. The GAAR provisions intend to restrict “impermissible avoidance arrangements”, which would be any arrangement, the main purpose or one of the main purposes of which is to obtain a tax benefit and which satisfy at least one of the following tests: (i) creates rights, or obligations, not ordinarily created between persons dealing at arm’s length; (ii) results, directly or indirectly, in misuse or abuse of provisions of the Income Tax Act, 1961; (iii) lacks, or is deemed to lack, commercial substance, in whole or in part; or (iv) is entered into or carried out by means, or in a manner, not ordinarily employed for bona fide purposes. If GAAR provisions are invoked, Indian tax authorities would have wide powers, including denial of tax benefit or a benefit under a tax treaty. As the taxation system is intended to undergo significant overhaul, its consequent effects on us cannot be determined at present and there can be no assurance that such effects would not adversely affect our business and future financial performance.

Our business and financial performance could be adversely affected by unfavorable changes in or applications or interpretations of existing, or the promulgation of new, laws, rules and regulations applicable to us and our business. Such unfavorable changes could decrease demand for our products, increase costs and/or subject us to additional liabilities.

Such tariff orders could place pricing pressures on cable television service providers and broadcasters, which may, among other things, restrict the ability and willingness of cable television broadcasters in India to pay for content acquisition, including for our films. Any of the foregoing could have a material adverse effect on our business, prospects, financial condition and results of operations.

Natural disasters, epidemics, terrorist attacks and other acts of violence or war could adversely affect the financial markets, result in a loss of business confidence and adversely affect our business, prospects, financial condition and results of operations.

Numerous countries, including India, have recently experienced community disturbances, strikes, terrorist attacks, riots, epidemics and natural disasters. These acts and occurrences may result in a loss of business confidence and could cause a temporary suspension of our operations if, for example, local authorities closed theaters and could have an adverse effect on the financial markets and economies of India and other countries. Such closures have previously and could in the future impact our ability to exhibit our films and have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, travel restrictions as a result of such events may interrupt our marketing and distribution efforts and have an adverse impact on our ability to operate effectively.

Our insurance coverage may be inadequate to satisfy future claims against us.

While we believe that we have adequately insured our operations and property in a way that we believe is customary in the Indian film entertainment industry and in amounts that we believe to be commercially appropriate, we may become subject to liabilities against which we are not adequately insured or against which we cannot be insured, including losses suffered that are not easily quantifiable and cause severe damage to our reputation. Film bonding, which is a customary practice for U.S. film companies, is rarely used in India. Even if a claim is made under an existing insurance policy, due to exclusions and limitations on coverage, we may not be able to successfully assert our claim for any liability or loss under such insurance policy. In addition, in the future, we may not be able to maintain insurance of the types or in the amounts that we deem necessary or adequate or at premiums that we consider appropriate. The occurrence of an event for which we are not adequately or sufficiently insured, the successful assertion of one or more large claims against us that exceed available insurance coverage, the successful assertion of claims against our co-producers, or changes in our insurance policies could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our Indian subsidiary, Eros India, from which we derive a substantial portion of our revenues, is publicly listed and we may lose our ability to control its activities.

Our Indian subsidiary, Eros India, from which we derive a substantial portion of our revenues, is publicly listed on the Indian stock exchanges. As such, under Indian law, minority stockholders have certain rights and protections against oppression and mismanagement. Further, we own approximately 74.83% of this entity. Over time, we may lose control over its activities and, consequently, lose our ability to consolidate its revenues.

Eros India is subject to the provisions of the new Companies Act, 2013 which significantly changed the Indian company law framework. Also, the Securities and Exchange Board of India (the “SEBI”), the securities market regulator in India, introduced changes to the listing agreement that may subject us to enhanced compliance requirements and increase our compliance costs.

A majority of the provisions and rules under the Indian Companies Act, 2013 (the “New Companies Act”) have recently come into effect, resulting in the corresponding provisions of the Indian Companies Act, 1956 ceasing to have effect. The New Companies Act and the rules thereunder have brought into effect significant changes to the Indian company law framework, such as in the provisions related to issue of capital (including provisions in relation to issue of securities on a private placement basis), disclosures in offer documents, corporate governance norms, accounting policies and audit matters, related party transactions, introduction of a provision allowing the initiation of class action suits in India against companies by shareholders (pending notification by the Ministry of Corporate Affairs of India) or depositors, a restriction on investment by an Indian company through more than two layers of subsidiary investment companies (subject to certain permitted exceptions), prohibitions on loans to directors, insider trading and restrictions on directors and key managerial personnel from engaging in forward dealing. Eros India may also need to spend, in each financial year, at least 2% of the average net profits during the three immediately preceding financial years towards corporate social responsibility activities and disclose its corporate social responsibility policies and activities on its website. Further, the New Companies Act imposes greater monetary and other liability on Eros International Media Limited and its subsidiaries (“Eros India”) and the directors of Eros India for any non-compliance. To ensure compliance with the requirements of the New Companies Act, Eros India may need to allocate additional resources, which may increase our regulatory compliance costs and divert management attention.

The New Companies Act has introduced certain additional requirements which do not have corresponding equivalents under the Companies Act, 1956. Accordingly, Eros India may face challenges in interpreting and complying with such provisions due to limited jurisprudence on them. In the event, our interpretation of such provisions of the New Companies Act differs from, or contradicts with, any judicial pronouncements or clarifications issued by the Government in the future, Eros India may face regulatory actions or we may be required to undertake remedial steps. Additionally, some of the provisions of the New Companies Act overlap with other existing laws and regulations (such as the corporate governance norms and insider trading regulations issued by the SEBI). Recently, the SEBI issued revised corporate governance guidelines which are effective from October 1, 2014.

Pursuant to the revised guidelines, Eros India will be required to, inter alia, maintain at least one woman director on its board, establish a vigilance mechanism for directors and employees and reconstitute certain committees in accordance with the revised guidelines. Eros India may face difficulties in complying with any such overlapping requirements. Further, the impact of provisions of the New Companies Act or the revised SEBI corporate governance norms, cannot currently be determined. Any increase in compliance requirements or in compliance costs may have an adverse effect on our business and results of operations.

Dividend distributions by our subsidiaries are subject to certain limitations under local laws, including Indian and Dubai law and other contractual restrictions.

As a holding company, we rely on funds from our subsidiaries to satisfy our obligations. Dividend payments by our subsidiaries, including Eros India and Eros Worldwide FZ-LLC, or Eros Worldwide, are subject to certain limitations under local laws. For example, under Indian law, dividends other than in cash are not permitted and cash dividends are only permitted to be paid out of distributable profits. Dubai law imposes similar limitations on dividend payments. An Indian company paying dividends is also liable to pay dividend distribution tax at an effective rate of 17%, including cess (additional Indian education tax) and surcharges. In addition, the Shareholders Agreement of Ayngaran, limits the ability of that entity to pay dividends without shareholder approval.

The Relationship Agreement with our subsidiaries may not reflect market standard terms that would have resulted from arm’s length negotiations among unaffiliated third parties and may include terms that may not be obtained from future negotiations with unaffiliated third parties.

The 2009 Relationship Agreement among Eros India, Eros Worldwide and us, or the Relationship Agreement, exclusively assigns to Eros Worldwide certain intellectual property rights and all distribution rights for Indian films (other than Tamil films) held by Eros India or any of its subsidiaries other than Ayngaran and its subsidiaries, or the Eros India Group, in all territories other than India, Nepal and Bhutan, the rights for which are retained by Eros India and its subsidiaries. In return, Eros Worldwide provides a lump sum minimum guarantee fee for each assigned film to the Eros India Group plus certain additional contingent amounts.

The Relationship Agreement may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties, and our future operating results may be negatively affected if we do not receive terms as favorable in future negotiations with unaffiliated third parties. Further, as we do not own 100% of Eros India, we may lose control over its activities and, consequently, our ability to ensure its continued performance under the Relationship Agreement.

Although our tax and transfer pricing methodology are audited annually by our Indian auditors as part of our statutory audits, the transfer pricing arrangements in the Relationship Agreement are not binding on the applicable taxing authorities, and may be subject to scrutiny by such taxing authorities. Accordingly, there may be material and adverse tax consequences if the applicable taxing authorities challenge these arrangements, and they may adjust our income and expenses for tax purposes for both present and prior tax years, and assess interest on the adjusted but unpaid taxes.

Our indebtedness could adversely affect our operations, including our ability to perform our obligations, fund working capital and pay dividends.

As of March 31, 2014, we had $258.1 million of borrowings outstanding. We may also be able to incur substantial additional indebtedness. Our indebtedness could have important consequences to you, including the following:

•	we could have difficulty satisfying our debt obligations, and if we fail to comply with these requirements, an event of default could result;
•	we may be required to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the cash flow available to fund working capital, capital expenditures and other general corporate activities or to pay dividends;
•	covenants relating to our indebtedness may restrict our ability to make distributions to our shareholders;
•	covenants relating to our indebtedness may limit our ability to obtain additional financing for working capital, capital expenditures and other general corporate activities, which may limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
•	lenders are able to require us to repay certain secured loans to each of Eros India and Eros International Limited prior to their maturity, which as of March 31, 2014, represented $71.5 million of the outstanding indebtedness of Eros India and $21.0 million of the outstanding indebtedness of Eros International Limited;
•	certain Eros India loan agreements are currently being considered for their annual renewal, and until these renewals are obtained, the lenders under these loan agreements may at any time require repayment of amounts outstanding, which as of March 31, 2014, totalled $6.7 million of the $71.5 million outstanding under the aforementioned Eros India indebtedness;
•	we may be more vulnerable to general adverse economic and industry conditions;
•	we may be placed at a competitive disadvantage compared to our competitors with less debt; and
•	we may have difficulty repaying or refinancing our obligations under our senior credit facilities on their respective maturity dates

If any of these consequences occur, our financial condition, results of operations and ability to pay dividends could be adversely affected. This, in turn, could negatively affect the market price of our ordinary shares, and we may need to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital.

We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds that may be realized from those sales, or that additional financing could be obtained on acceptable terms, if at all.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful.

Based on interest rates as of March 31, 2014, and assuming no additional borrowings or principal payments on our revolving credit facilities until their maturities, we would need approximately $103.9 million over the next year, and $176.4 million over the next five years, to meet our principal and interest payments under our debt agreements.  Our ability to satisfy our debt obligations will depend upon, among other things:

•	our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control;

•	our ability to refinance our debt as it becomes due, which will be affected by the cost and availability of credit; and

•	our future ability to borrow under our revolving credit facilities, the availability of which depends on, among other things, our compliance with the covenants in our revolving credit facilities.

There can be no assurance that our business will generate sufficient cash flow from operations, or that we will be able to refinance debt as it comes due or draw under our revolving credit facilities in an amount sufficient to fund our liquidity needs. If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets, or seek additional capital. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In addition, the terms of existing or future debt agreements may restrict us from adopting some of these alternatives. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. If we are unable to generate sufficient cash flow, refinance our debt on favorable terms or sell additional debt or equity securities or our assets, it could have a material adverse effect on our financial condition and on our ability to make payments on our indebtedness.

We face risks relating to the international distribution of our films and related products.

We derive a significant percentage of our net revenues from customers located outside of India. We derived 50.0% of our fiscal 2014 net revenue from the exploitation of our films in territories outside of India. We do not track revenues by geographical region other than (as required under International Financial Reporting Standards) based on where the customer who entered into a contract with us is based and not necessarily the country where the rights have been exploited or licensed. As a result, revenue by customer location may not be reflective of the potential of any given market. As a result of changes in the location of, our revenues by customer location may vary year to year.

Our business is subject to risks inherent in international trade, many of which are beyond our control. These risks include:

•	fluctuating foreign exchange rates;
•	laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and withholding taxes and changes in these laws;
•	differing cultural tastes and attitudes, including varied censorship laws;
•	differing degrees of protection for intellectual property;
•	financial instability and increased market concentration of buyers in other markets;
•	the increased difficulty of collecting trade receivables across multiple jurisdictions;
•	the instability of other economies and governments; and
•	war and acts of terrorism.

Events or developments related to these and other risks associated with international trade could adversely affect our revenues from non-Indian sources, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may pursue acquisition opportunities, which could subject us to considerable business and financial risk.

We evaluate potential acquisitions of complementary businesses on an ongoing basis and may from time to time pursue acquisition opportunities, such as our June 2014 execution of a term sheet to acquire a majority stake in Universal Power Systems Private Limited (doing business as Techzone). However, this acquisition is subject to certain conditions precedent apart from customary legal, regulatory and financial requirements. We may not be successful in identifying acquisition opportunities, assessing the value, strengths and weaknesses of these opportunities or consummating acquisitions on acceptable terms. Future acquisitions may result in near term dilution to earnings, including potentially dilutive issuances of equity securities or issuances of debt. Acquisitions may expose us to particular business and financial risks that include, but are not limited to:

•	diverting of financial and management resources from existing operations;
•	incurring indebtedness and assuming additional liabilities, known and unknown, including liabilities relating to the use of intellectual property we acquire;
•	incurring significant additional capital expenditures, transaction and operating expenses and non-recurring acquisition-related charges;
•	experiencing an adverse impact on our earnings from the amortization or impairment of acquired goodwill and other intangible assets;
•	failing to successfully integrate the operations and personnel of the acquired businesses;
•	entering new markets or marketing new products with which we are not entirely familiar; and
•	failing to retain key personnel of, vendors to and clients of the acquired businesses.

If we are unable to address the risks associated with acquisitions, or if we encounter expenses, difficulties, complications or delays frequently encountered in connection with the integration of acquired entities and the expansion of operations, we may fail to achieve acquisition synergies and may be required to focus resources on integration of operations rather than on our primary business activities. In addition, future acquisitions could result in potentially dilutive issuances of our A ordinary shares, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition.

Risks Related to our A Ordinary Shares

Our A ordinary share price may be highly volatile and, as a result, shareholders could lose a significant portion or all of their investment or we could become subject to securities class action litigation.

Prior to November 12, 2013, our ordinary shares had been admitted on AIM since 2006. The trading price of our ordinary shares on AIM was highly volatile. For example, the highest price that our ordinary shares traded in the period beginning November 12, 2012 and ending November 12, 2013 was $4.48 and the lowest price was $2.96, prior to giving effect to the one-for-three reverse stock split effectuated on November 12, 2013. Since the listing of our A ordinary shares on the NYSE, the highest closing price of the A ordinary shares, in the period beginning November 12, 2013 and ending June 12, 2014, was $16.73 and the lowest price was $8.60. The market price of the A ordinary shares on the NYSE may fluctuate as a result of several factors, including the following:

•	variations in our quarterly operating results;
•	volatility in our industry, the industries of our customers and the global securities markets;
•	risks relating to our business and industry, including those discussed above;
•	strategic actions by us or our competitors;
•	adverse judgments or settlements obligating us to pay damages;
•	actual or expected changes in our growth rates or our competitors’ growth rates;
•	investor perception of us, the industry in which we operate, the investment opportunity associated with the A ordinary shares and our future performance;
•	adverse media reports about us or our directors and officers;
•	addition or departure of our executive officers;
•	changes in financial estimates or publication of research reports by analysts regarding our A ordinary shares, other comparable companies or our industry generally;
•	trading volume of our A ordinary shares;
•	sales of our ordinary shares by us or our shareholders;
•	domestic and international economic, legal and regulatory factors unrelated to our performance; or
•	the release or expiration of lock-up or other transfer restrictions on our outstanding A ordinary shares.

Furthermore, the stock markets recently have experienced significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions or interest rate changes may cause the market price of ordinary shares to decline.

In addition, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may become the target of this type of litigation. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Additional equity issuances will dilute your holdings, and sales by the Founders Group could adversely affect the market price of our A ordinary shares.

Sales of a large number of our ordinary shares by the Founders Group, as defined in “Part I — Item 4. Information on the Company — C. Organizational Structure” could adversely affect the market price of our A ordinary shares. Similarly, the perception that any such primary or secondary sale may occur could adversely affect the market price of our A ordinary shares. Any future issuance of our A ordinary shares by us may dilute the holdings of our existing shareholders, causing the market price of our A ordinary shares to decline. In addition, any perception by potential investors that such issuances or sales might occur could also affect the trading price of our A ordinary shares.

The Founders Group, which includes our Chairman, Kishore Lulla, holds a substantial interest and, through the voting rights afforded to our B ordinary shares and held by the Founders Group, will continue to have the ability to exercise a controlling influence over our business, which will limit your ability to influence corporate matters.

Our B ordinary shares have ten votes per share and our A ordinary shares, which are trading on the NYSE, have one vote per share. As of March 31, 2014, the Founders Group collectively own 54.7% of our issued share capital in the form of 1,282,949 A ordinary shares, representing 0.8% of the voting power of our outstanding ordinary shares, and 100% of our B ordinary shares, representing 91.6% of the voting power of our outstanding ordinary shares.

Due to the disparate voting powers attached to our two classes of ordinary shares, the Founders Group continue to have significant influence over management and affairs and over all matters requiring shareholder approval, including our management and policies and the election of our directors and senior management, the approval of lending and investment policies, revenue budgets, capital expenditure, dividend policy, significant corporate transactions, such as a merger or other sale of our company or its assets and strategic acquisitions, for the foreseeable future. In addition, because of this dual class structure, the Founders Group will continue to be able to control all matters submitted to our shareholders for approval until they come to own less than 10% of the outstanding ordinary shares, when all B ordinary shares held by the Founders Group will automatically convert into A ordinary shares on a one-for-one basis. This concentrated control could delay, defer or prevent a change in control of our company, impede a merger, consolidation, takeover or other business combination involving our company, or discourage a potential acquirer from making a tender offer, initiating a potential merger or takeover or otherwise attempting to obtain control of the Company even though other holders of A ordinary shares may view a change in control as beneficial. Many of our directors and senior management also serve as directors of, or are employed by, our affiliated companies, and we cannot guarantee that any conflicts of interest will be resolved in our favor. As a result of these factors, members of the Founders Group may influence our material policies in a manner that could conflict with the interests of our shareholders. As a result, the market price of our A ordinary shares could be adversely affected.

We will continue to incur increased costs as a result of being a U.S. public company.

We recently became a U.S. public company, completing our U.S. Initial Public offering of A ordinary shares in November 2013. As a U.S. public company, we will incur significant legal, accounting and other expenses that we did not incur previously, particularly after we no longer qualify as an “emerging growth company.” We will incur costs associated with our U.S. public company reporting requirements. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act as well as new rules implemented by the Securities and Exchange Commission, or the SEC, and the NYSE. These rules and regulations have increased our legal and financial compliance costs and make some activities more time-consuming and costly. These new rules and regulations have made more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers.

As a foreign private issuer, we are subject to different U.S. securities laws and NYSE governance standards than domestic U.S. issuers. This may afford less protection to holders of our A ordinary shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act. Although we intend to report quarterly financial results and report certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence and our quarterly or current reports may contain less information than required under U.S. filings. In addition, we are exempt from the Section 14 proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules regarding sales of ordinary shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Securities Exchange Act. As a result, you may not have all the data that you are accustomed to having when making investment decisions. For example, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our A ordinary shares. The periodic disclosure required of foreign private issuers is more limited than that required of domestic U.S. issuers and there may therefore be less publicly available information about us than is regularly published by or about U.S. public companies. See “Part I — Item 10. Additional Information — H. Documents on Display.”

As a foreign private issuer, we are exempt from complying with certain corporate governance requirements of the NYSE applicable to a U.S. issuer, including the requirement that a majority of our board of directors consist of independent directors. Although we are in compliance with the current NYSE corporate governance requirements imposed on U.S. issuers, including with respect to the composition of our board, our charter does not require that we meet these requirements. As the corporate governance standards applicable to us are different than those applicable to domestic U.S. issuers, you may not have the same protections afforded under U.S. law and the NYSE rules as shareholders of companies that do not have such exemptions. It is also possible that the significant ownership interest of the Founders Group could adversely affect investor perception of our corporate governance.

We are an “emerging growth company” and if we decide to comply only with reduced disclosure requirements applicable to emerging growth companies, our A ordinary shares could be less attractive to investors and our share price may be more volatile.

We are an “emerging growth company,” as defined in the JOBS Act, and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We will cease to be an “emerging growth company” upon the earliest of (1) the first fiscal year following the fifth anniversary of our initial public offering, November 12, 2013, (2) the first fiscal year after our annual gross revenue is $1 billion or more, (3) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities or (4) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year. We cannot predict if investors will find our A ordinary shares less attractive if we choose to rely on these exemptions. If some investors find our A ordinary shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our A ordinary shares and our share price may be more volatile.

You may be subject to Indian taxes on income arising through the sale of our A ordinary shares.

The Indian Income Tax Act, 1961 has been amended to provide that income arising directly or indirectly through the sale of a capital asset, including shares of a company incorporated outside of India, will be subject to tax in India, if such shares derive, directly or indirectly their value substantially from assets located in India, whether or not the seller of such shares has a residence, place of business, business connection, or any other presence in India, if, on the specified date, the value of such assets (i) represents 20% of the fair market value of all assets owned by the company or entity, or (ii) exceeds the specified amount.

Further, the amendment does not deal with the interplay between this provision of Indian tax law and the existing double tax avoidance treaties that India has entered into with countries such as the United States, United Kingdom and Canada. If the Indian tax authorities determine that our A ordinary shares derive their value substantially from assets located in India and the provisions of any relevant double tax avoidance treaty are deemed to be inapplicable in this context, you may be subject to Indian income taxes on the income arising, directly or indirectly, through the sale of our A ordinary shares. For additional information, see “Part I—Item 10. Additional Information—E. Taxation.”

We are an Isle of Man company and, because judicial precedent regarding the rights of shareholders is more limited under Isle of Man law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our constitution is set out in our memorandum and articles of association, and we are subject to the Isle of Man Companies Act 2006, as amended, — see “Part II — Item 4. Information on the Company — Government Regulations” and Isle of Man common law. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Isle of Man law are to an extent governed by the common law of the Isle of Man. The common law of the Isle of Man is derived in part from comparatively limited judicial precedent in the Isle of Man as well as from English common law, which has persuasive, but not binding, authority on a court in the Isle of Man. The rights of our shareholders and the fiduciary responsibilities of our directors under Isle of Man law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Isle of Man has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Isle of Man. Furthermore, shareholders of Isle of Man companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. As a result, shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. company.

Our board of directors may determine that a shareholder meets the criteria of a “prohibited person” and subject such shareholder’s shares to forced divestiture.

Our articles of association permit our board of directors to determine that any person owning shares (directly or beneficially) constitutes a “prohibited person” and is not qualified to own shares if such person is in breach of any law or requirement of any country and, as determined solely by our board of directors, such ownership would cause a pecuniary or tax disadvantage to us, another shareholder or holders of our other securities. If our board of directors determines that a shareholder meets the above criteria of a “prohibited person,” they may direct such shareholder to transfer all A ordinary shares such shareholder owns to another person. Under the provisions of our articles of association, such a determination by our board of directors would be conclusive and binding on such shareholder. If our board of directors directs such shareholder to transfer all A ordinary shares such shareholder owns, such shareholder may recognize taxable gain or loss on the transfer. See “Part I — Item 10. Additional Information — E. Taxation” for a more detailed description of the tax consequences of a sale or exchange or other taxable disposition of such shareholders A ordinary shares.

Judgments obtained against us by our shareholders may not be enforceable.

We are an Isle of Man company but substantially all of our assets are located outside of the United States. A substantial part of our current operations are conducted in India. In addition, substantially all of our directors and executive officers are nationals and residents of countries other than the United States and we believe that a substantial portion of the assets of these persons may be located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. Moreover, there is uncertainty as to whether the courts of the Isle of Man or India would recognize or enforce judgments of United States courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether such Isle of Man or Indian courts would be competent to hear original actions brought in the Isle of Man or in India against us or such persons predicated upon the securities laws of the United States or any state.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our share price and trading volume could decline.

The trading market for our ordinary shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of our company, or if these securities or industry analysts are not widely respected within the general investment community, the trading price for our ordinary shares would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which might cause our share price and trading volume to decline.

We do not currently intend to pay dividends on our ordinary shares. Our ability to pay dividends in the future will depend upon satisfaction of the 2006 Act solvency test, future earnings, financial condition, cash flows, working capital requirements and capital expenditures.

We currently intend to retain any future earnings and do not expect to pay dividends on our ordinary shares. The amount of our future dividend payments, if any, will depend upon our satisfaction of the solvency test contained in the 2006 Act, our future earnings, financial condition, cash flows, working capital requirements and capital expenditures. The 2006 Act provides that a company satisfies the solvency test if: (i) it is able to pay its debts as they become due in the normal course of the company’s business: and (ii) the value of the company’s assets exceeds the value of its liabilities. There can be no assurance that we will be able to pay dividends. Additionally, we may be restricted by the terms of any future debt financing in relation to the payment of dividends.

We may be classified as a passive foreign investment company, or PFIC, under United States tax law, which could result in adverse United States federal income tax consequences to U.S. investors.

Based upon the past and projected composition of our income and valuation of our assets, we do not believe we will be a PFIC for our taxable year ending December 31, 2014, and we do not expect to become one in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC for any taxable year is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either:

•	75% or more of our gross income in a taxable year is passive income, or
•	50% or more of the average quarterly value of our gross assets in a taxable year is attributable to assets that produce passive income or are held for the production of passive income.

The calculation of the value of our assets will be based, in part, on the then market value of our A ordinary shares, which is subject to change. We cannot assure you that we were not a PFIC for the 2013 taxable year or that we will not be a PFIC for this or any future taxable year. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year and involves extensive factual investigation. This investigation includes ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, which cannot be completed until the close of a taxable year, and, therefore, our U.S. counsel expresses no opinion with respect to our PFIC status.

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Part I — Item 10. Additional Information — E. Taxation”) may be subject to burdensome reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the shares and on the receipt of distributions on the shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our shares, we would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our shares. Each U.S. Holder is urged to consult its tax advisors concerning the United States federal income tax consequences of acquiring, holding and disposing of shares if we are or become classified as a PFIC. See “Part I — Item 10. Additional Information — E. Taxation” for a more detailed description of the PFIC rules.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of our Company

Eros International Plc was incorporated in the Isle of Man as on March 31, 2006 under the Companies Act 1931 commonly known as the 1931 Act — see “Part II — Item 4. Information on the Company — Government Regulations”, as a public company limited by shares. Effective as of September 29, 2011, the Company was de-registered under the 1931 Act and re-registered as a company limited by shares under the 2006 Act. We maintain our registered office at Fort Anne, Douglas, Isle of Man IM15PD; our principal executive office in the U.S. is at 550 County Avenue, Secaucus, New Jersey 07094; and our telephone number is +1(201) 558-9021. We maintain a website at www.erosplc.com. Information contained in our website is not a part of, and is not incorporated by reference into, this annual report.

Our capital expenditures in fiscal 2014, 2013 and 2012 were $163.2 million, $186.7 million and $148.7 million, respectively. Our principal capital expenditures were incurred for the purposes of purchasing intangible film rights and related content. We expect our capital expenditure needs in fiscal 2015 to be approximately $180 million, a significant amount of which we expect to be the acquisition of further intangible film rights and related content.

B. Business Overview

Eros International Plc is a leading global company in the Indian film entertainment industry, which co-produces, acquires and distributes Indian language films in multiple formats worldwide. Our success is built on the relationships we have cultivated over the past 30 years with leading talent, production companies, exhibitors and other key participants in our industry. Leveraging these relationships, we have aggregated rights to over 2,300 films in our library, plus approximately 700 additional films for which we hold digital rights only, including recent and classic titles that span different genres, budgets and languages, and we have distributed a portfolio of over 220 new films over the last three completed fiscal years. New film distribution across theatrical, television and digital channels along with library monetization provide us with diversified revenue streams.

Our goal is to co-produce, acquire and distribute Indian films that have a wide audience appeal. We have released internationally or globally Hindi language films which were among the top grossing films in India in 2013. In the fiscal years ending in 2014, 2013 and 2012, we released 23, 16 and 11 Hindi language films globally, respectively. These Hindi films form the core of our annual film slate and constitute a significant portion of our revenues and associated content costs. The balance of our typical annual slate for these years of over 60 other films was comprised of Tamil and other regional language films.

Our distribution capabilities enable us to target a majority of the 1.2 billion people in India, our primary market for Hindi language films, where, according to bollywoodhungama.com, we released four of the top ten grossing Hindi films in India in 2013 and two of the top ten grossing Hindi language films in India in 2012. Further, according to BoxOfficeIndia.com, we released four out of the top ten grossing Hindi language films in India in 2011. Our distribution capabilities further enable us to target consumers in over 50 countries internationally, including markets with large South Asian populations, such as the United States and the United Kingdom, where according to Rentrak, we had a market share of over 40% of all theatrically released Indian language films in 2012 based on gross collections in each of these two markets. Other international markets that exhibit significant demand for subtitled or dubbed Indian-themed entertainment include Europe and Southeast Asia. Depending on the film, the distribution rights we acquire may be global, international or India only. Recently, as demand for regional film and other media has increased in India, our brand recognition in Hindi films has helped us to grow our non-Hindi film business by targeting regional audiences in India and beyond. With our distribution network for Hindi and Tamil films and additional distribution support through our majority owned subsidiary, Ayngaran International Limited, or Ayngaran, we believe we are well positioned to expand our offering of non-Hindi content.

We distribute our film content globally across the following distribution channels: theatrical, which includes multiplex chains and stand-alone theaters; television syndication, which includes satellite television broadcasting, cable television and terrestrial television; and digital, which includes primarily internet protocol television, or IPTV, video on demand, or VOD, and internet channels. Eros Now, our on-demand entertainment portal accessible via internet-enabled devices, was launched in 2012 and now has a selection of over 1,000 movies and over 6,500 music videos available. We expect that Eros Now eventually will include our full film library, as well as further third party content.

Our total revenues for fiscal 2014 increased to $235.5 million from $215.3 million for fiscal 2013, EBITDA increased to $58.9 million for fiscal 2014 from $48.8 million for fiscal 2013, and our net income increased to $37.1 million for fiscal 2014 from $33.7 million for fiscal 2013.

The tables below set forth, for the periods indicated, revenue by primary geographic area based on customer location, and the percentage share of total revenue.

	Year ended March 31,
	2014	2013	2012
	(in thousands)
India	$117,647	$135,292	$136,942
Europe	22,245	35,147	26,852
North America	14,017	12,678	8,379
Rest of the world	81,561	32,229	34,301
Total revenues	$235,470	$215,346	$206,474

	Year ended March 31,
	2014	2013	2012
India	50.0%	62.8%	66.3%
Europe	9.4	16.3	13.0
North America	6.0	5.9	4.1
Rest of the world	34.6	15.0	16.6
Total revenues	100.0%	100.0%	100.0%

Our Competitive Strengths

We believe the following competitive strengths position us as a leading global company in the Indian film entertainment industry.

Leading co-producer and acquirer of new Indian film content, with an extensive film library.

As one of the leading participants in the Indian film entertainment industry we believe our size, scale and market position will continue contributing to our growth in India and internationally. We have established our size and scale by aggregating a film library of over 2,300 films plus approximately 700 additional films for which we hold digital rights only, and releasing over 220 new films over the last three years. We have demonstrated our leading market position by releasing, internationally or globally, Hindi language films which were among the top grossing films in India in 2013, 2012 and 2011. We believe that we have strong relationships with the Indian creative community and a reputation for quality productions.

We believe that these factors, along with our worldwide distribution platform, will enable us to continue to attract talent and film projects of a quality that we believe is one of the best in our industry, and build what we believe is a strong film slate for fiscal 2015 with some of the leading actors and production houses with whom we have previously delivered our biggest hits. We believe that the combined strength of our new releases and our extensive film library positions us well to build new strategic relationships.

Established, worldwide, multi-channel distribution network.

We distribute our films to the Indian population in India, the South Asian diaspora worldwide and to non-Indian consumers who view Indian films that are subtitled or dubbed in local languages. Internationally, our distribution network extends to over 50 countries, such as the United States, the United Kingdom and throughout the Middle East, where we distribute films to Indian expatriate populations, and to Germany, Poland, Russia, Romania, Indonesia, Malaysia, Taiwan, Japan, South Korea, China and Arabic speaking countries, where we release Indian films that are subtitled or dubbed in local languages. Through this global distribution network, we distribute Indian entertainment content over the following primary distribution channels — theatrical, television syndication and digital platforms. Our primarily internal distribution network allows us greater control, transparency and flexibility over the regions in which we distribute our films which we believe will result in higher profit margins as a result of the direct exploitation of our films without the payment of significant commissions to sub-distributors.

Diversified revenue streams and pre-sale strategies mitigate risk and promote cash flow generation.

Our business is driven by three major revenue streams:

•	theatrical distribution;
•	television syndication; and
•	digital distribution and ancillary products and services.

In fiscal 2014, theatrical distribution accounted for nearly 46% of revenues, and television syndication and digital distribution and ancillary products and services accounted for 34% and 20%, respectively, reflecting our diversified revenue base that reduces our dependence on any single distribution channel. We bundle library titles with new releases to maximize cash flows and we also utilize a pre-sale strategy to mitigate new production project risks by obtaining contractual commitments to recover a portion of our capitalized film costs through the licensing of television, music and other distribution rights prior to a film’s completion. For example, for the three high budget Hindi films that we released in fiscal 2014, we had contractual revenue commitments in place prior to their release that allowed us to recoup 43%, 48% and 73% of our direct production costs for those films. In the case of the high budget Telegu film that we released in fiscal 2014, we recouped over 100% of our direct production costs through contractual commitments prior to the film’s release. While we released no high budget Tamil films in fiscal 2014, in the case of high budget Tamil films that we released in fiscal 2013, we recouped 100% of our direct production costs through contractual commitments prior to the release of those films.

In addition, we further seek to reduce risk to our business by building a diverse film slate, with a mix of films by budget, region and genre that reduces our reliance on “hit films.” This broad-based approach also enables us to bundle old and new titles for our television and digital distribution channels to generate additional revenues long after a film’s theatrical release period is completed. We believe our multi-pronged approach to exploiting content through theatrical, television syndication and digital distribution channels, our pre-sale strategies and our portfolio approach to content sourcing and exploitation mitigates our dependence on any one revenue stream and promotes cash flow generation.

Strong and experienced management team.

Our management team has substantial industry knowledge and expertise, with a majority of our executive officers and executive directors having been involved in the film, media and entertainment industries for 20 or more years, and has served as a key driver of our strength in content sourcing. In particular, several members of our management team have established personal relationships with leading talent, production companies, exhibitors and other key participants in the Indian film industry, which have been critical to our success. Through their relationships and expertise, our management team has also built our global distribution network, which has allowed us to effectively exploit our content globally.

Our Strategy

Our strategy is driven by the scale and variety of our content and the global exploitation of that content through diversified channels. Specifically, we intend to pursue the following strategies:

Co-produce, acquire and distribute high quality content to augment our library.

We will continue to leverage the longstanding relationships with creative talent, production houses and other key industry participants that we have built since our founding to source a wide variety of content. Our focus will be on investing in future slates comprised of a diverse portfolio mix ranging from high budget global theatrical releases to lower budget movies with targeted audiences. We intend to maintain our focus on high and medium budget films and augment our library with quality content for exploitation through our distribution channels and explore new bundling strategies to monetize existing content.

Capitalize on positive industry trends in the Indian market.

Propelled by the economic expansion within India and the corresponding increase in consumer discretionary spending, the FICCI Report 2014 projects that the dynamic Indian media and entertainment industry will grow at a 14.2% compound annual growth rate, or CAGR, from $15.5 billion in 2013 to $30.2 billion by 2018, and that the Indian film industry will grow from $2.1 billion in 2013 to $3.7 billion in 2018. India is one of the largest film markets in the world. According to FICCI Report 2014, average ticket prices at leading multiplexes increased by 12%-17% from 2011-2013. The average ticket price at high-end multiplexes was $4.00, $2.20 at multiplexes overall and $1.60 at single screens in 2013.

The Indian television market is one of the largest in the world, reaching an estimated 161 million television, or TV households in 2013, of which over 139 million were cable households. FICCI Report 2014 projects that the Indian television industry will grow from $7.1 billion in 2013 to $15.0 billion in 2018. The growing size of the TV industry has led television satellite networks to provide an increasing number of channels, resulting in competition for quality feature films for home viewing in order to attract increased advertising and subscription revenues.

Broadband and mobile platforms present growing digital avenues to exploit content. According to FICCI Report 2014, the number of internet users in India reached 214 million in 2013 and is projected to reach 494 million in 2018. Smartphone usage is projected to rapidly increase from 66 million active internet enabled smart phones in 2013 to 334 million in 2018. The $160 million Indian music industry, is projected to grow to $300 million by 2018, although music publishing activities accounted for less than 1% of our fiscal 2014 net revenues. While these projections generally align with management’s expectations for industry growth, there is no guarantee that such future growth will occur.

We will take advantage of the opportunities presented by these trends within India to monetize our library and distribute new films through existing and emerging platforms, including by exploring new content options for expanding our digital strategy such as filming exclusive short form content for consumption through emerging channels such as mobile and internet streaming devices.

Further extend the distribution of our content outside of India to new audiences.

We currently distribute our content to consumers in more than 50 countries, including in markets where this significant demand for subtitled and dubbed Indian themed entertainment, such as Europe and South East Asia, as well as to markets where there is significant concentration of South Asian expatriates, such as the Middle East, the United States and the United Kingdom.

We intend to promote and distribute our films in additional countries, and further expand in countries where we already distribute, when we believe that demand for Indian filmed entertainment exists or the potential for such demand exists. For example, we have entered into arrangements with local distributors in Taiwan, Japan, South Korea, and China to distribute dubbed or subtitled Eros films through theatrical release, television broadcast or DVD release. Additionally, we believe that the general population growth in India experienced over recent years will eventually lead to increasing migration of Indians to other regions, resulting in increased demand for our films internationally.

Increase our distribution of content through digital platforms globally.

We intend to continue to distribute our content on existing and emerging digital platforms, which includes primarily internet protocol television, or IPTV, video on demand, or VOD, and internet channels. We also have an ad-supported YouTube portal site on Google that hosts an extensive collection of clips of our content and has generated 2.0 billion aggregate views and more than 2.3 million free subscribers. In North America, we have an agreement with International Networks, a subsidiary of Comcast, to provide a subscription video on demand, or SVOD, service called “Bollywood Hits On Demand” that is currently carried on Comcast, Cox Communications, Rogers Communication, Cablevision and Time Warner Cable. In August 2012, we expanded our digital presence with the launch of our on-demand entertainment portal Eros Now, through which we leverage our film and music libraries by providing ad-supported and subscription-based streaming of film and music content via internet-enabled devices.

Furthermore, through a collaboration with HBO Asia, two premium television channels, HBO Defined and HBO Hits, were launched on the DISH and Airtel DTH digital platforms in February 2013, on Hathway and GTPL digital cable platforms in August 2013, and on Tata Sky DTH in December 2013. We are currently generating no revenue from the HBO Asia collaboration and do not anticipate any revenues from this collaboration until the second quarter of fiscal 2015. We expect to provide approximately 110 titles per year, including ten to twelve new release titles or first run films, and a combination of exclusive and non-exclusive library titles, to the two HBO channels to complement Hollywood film and television content from HBO Asia. Both channels are advertising-free and available as standard and high definition channels. HBO Asia and Eros will both provide content in the first window after theatrical release to these two channels. We intend to pursue similar models utilizing our extensive film library to gain access to similar partners throughout the world. We believe new offerings and emerging distribution channels such as DTH satellite, VOD, mobile and internet streaming services will also provide us with significant growth opportunities and potentially generate recurring subscription revenues.

Expand our regional Indian content offerings.

We will utilize our resources, international reputation and distribution network to continue expanding our non-Hindi content offerings to reach the substantial Indian population whose main language is not Hindi. While Hindi films retain a broad appeal across India, the diversity of languages within India allows us to treat regional language markets as distinct markets where particular regional language films have a strong following. In fiscal 2014 we increased our Tamil global releases to eight films as compared to three films in fiscal 2013. In fiscal 2014, none of our four high budget films were Tamil films, while one high budget film was a Telegu film. We have a high budget Tamil film and a high budget Telegu film planned for fiscal 2015 in addition to our high budget Hindi films.

In addition to Tamil and Telegu, we plan to expand our content for selected regional languages such as Marathi and Punjabi. We intend to use our existing distribution network across India to distribute regional language films to specific territories. Where opportunities are available and where we have the rights, we also intend to exploit re-make rights to some of our popular Hindi movies into non-Hindi language content targeted towards these regional audiences.

Slate Profile

The success of our film distribution business lies in our ability to acquire content. Each year, we focus on the acquisition and distribution of a diverse portfolio of Indian language and themed films that we believe will have a wide audience appeal. In each of the past three fiscal years, we have released around 70 films per year, and for fiscal 2014, our releases included 37 new Hindi films, of which three were high budget films, and 31 Tamil and other regional language films, of which none were Tamil high budget films, and one high budget Telugu film. In addition, we currently have six high budget films scheduled for release for fiscal 2015.

Our typical annual slate of new releases consists of both Hindi language films as well as films produced specifically for audiences whose main language is not Hindi, primarily Tamil, and to a lesser extent other regional Indian languages. Our most expensive films are generally the 12 to 15 films (mainly Hindi and a few Tamil and Telegu films) that we release globally each year. Of these Hindi, Tamil and Telegu films, we generally have four to six high budget films. The remainder of the films (mainly Hindi but also Tamil and/or Telegu) included in each annual release slate is built around these high budget films to create a slate that will attract varying segments of the audience, and typically includes five to thirteen medium budget films. The remainder of the slate consists of Hindi, Tamil, Telegu and other language films of a lower budget.

We have maintained our focus on high and medium budget Hindi films because these films typically have better production values and more recognizable stars that typically attract larger theatrical audiences. These high and medium budget films also typically drive higher revenues from television syndication in India. We seek to mitigate the risks associated with these higher budget films through the use of our extensive pre-sale strategies. We have increased our focus on high and medium budget Tamil and Telegu films for similar reasons. In addition, we can release a Tamil and Hindi film on the same date as they cater to different audiences, which allows us to effectively schedule releases for our film portfolio and to take a greater combined share of the box office on those release dates. Our slate contained five high budget Hindi films in fiscal 2012, six high budget films in fiscal 2013, and four high budget films in fiscal 2014, of which three were Hindi and one was Telegu.

Rentrak reports our 2012 market share as 40% of all theatrically released Indian language films in the United Kingdom, including releases by Ayngaran, our majority-owned subsidiary based on gross collections, and 43% in the United States on the same basis, and from 1980 to 2012 we had the highest market share of all theatrically released Indian language films in the United Kingdom based on gross collections.

Hindi Film Content. Our typical annual slate of films is comprised of high or medium budget films in the popular comedy and romance genres, supported by lower budget films.

Selected Hindi Releases in Fiscal Year 2014 (a)

Film	Cast/(Director)	Production/ Co-production/ Acquisition	Genre	Actual Month of Release

Go Goa Gone	Saif Ali Khan, Kunal Khemu (Raj Nidimoru & Krishna D.K.)	Co-production	Horror comedy	May-13

Shootout at Wadala	John Abraham, Anil Kapoor (Sanjay Gupta)	Acquisition (International only)	Action	May-13

Yeh Jawaani Hai Deewani	Ranbir Kapoor, Deepika Padukone (Ayan Mukerji)	Acquisition (International only)	Romance	May-13

Raanjhanaa	Dhanush, Sonam Kapoor (Anand Rai)	Production	Romance	Jun-13

Lootera	Ranveer Singh, Sonakshi Sinha (Vikramaditya Motwane)	Acquisition (International only)	Romance	July-13

Grand Masti	Ritesh Deshmukh, Vivek Oberoi (Indra Kumar)	Acquisition	Comedy	Sep-13

Phata Poster Nikla Hero	Shahid Kapur, Ileana D’Cruz (Rajkumar Santoshi)	Acquisition (International only)	Comedy	Sep-13

Singh Saab The Great	Sunny Deol (Anil Sharma)	Co-production	Action	Nov-13

Goliyon Ki Rasleela— Ram-leela	Ranveer Singh, Deepika Padukone (Sanjay Leela Bhansali)	Co-production	Romance	Nov-13

R…Rajkumar	Shahid Kapur, Sonakshi Sinha (Prabhudheva)	Co-production	Action	Dec-13

Jai Ho	Salman Khan, Daisy Shah (Sohail Khan)	Acquisition	Action	Jan-14

_______________

(a) The list of films set forth in the table above is not a complete list of all the films released in the period by us. We released a total of 69 films in fiscal 2014.

Tamil, Telegu and Other Regional Film Content. In order to respond to consumer demand for regional films, we have a slate of films produced in languages other than Hindi, such as Tamil, Telegu, Marathi, Kannada and Punjabi.

Our typical annual slate includes between 25 to 45 Tamil films, of which eight were global Tamil releases in fiscal 2014 compared to three in fiscal 2013, and none were high budget films. Tamil films are predominantly star-driven action or comedy films, which appeal to audiences distinct from audiences for more romance-focused Hindi films. Our Tamil language production, acquisition and distribution activities used to be primarily conducted through our majority owned subsidiary, Ayngaran. We also entered the Telegu film market when we released the high budget film 1: Nenokkadine starring Mahesh Babu in January 2014. We have planned the release of yet another Telegu film in fiscal 2015 named Aagaduwith the same actor but a different director. We have begun to source, distribute and exploit Tamil and Telegu films directly and we hope to scale our presence in the Telegu film market further like we have done in the Tamil film market. We believe that a Tamil or Telegu film and a Hindi film can be released simultaneously on the same date without adversely affecting business for either film as each caters to a different audience. For example, we successfully released Son of Sardaar in Hindi and Thuppakki in Tamil on the same festive date of Diwali, November 13, 2012.

We believe we can capitalize on the demand for regional films and replicate our success with Tamil and Telegu films for other distinct regional language films, including Marathi and Punjabi. In addition, the key Indian release dates for films, during school and other holidays, vary by region and therefore the ability to release films on different holidays in various regions, in addition to being able to release films in different regional languages simultaneously, expands the likely periods in which films can be successfully released. We intend to build up our portfolio of films targeting other regional language markets gradually.

Selected Major Releases in Fiscal Year 2015(a)

Film	Cast/(Director)	Co-Production/ Acquisition	Genre	Actual/ Anticipated Quarter of Release

Kochadaiyaan (Tamil)	Rajinikanth, (Soundarya R Ashwin)	Co-production	Mythological	Released Q1 FY 2015

Aagadu (Telugu)	Mahesh Babu, Tamannah, (Srinu Vaitla)	Co-production	Action/Comedy	Q2 FY 2015

Tevar	Arjun Kapoor, Sonakshi Sinha (Amit Sharma)	Co-production	Action	Q3 FY 2015

Happy Ending	Saif Ali Khan, Ileana D Cruz, (Raj Nidimoru & D.K. Krishna)	Co-production	Romance/Comedy	Q3 FY 2015

Action Jackson	Ajay Devgn, Sonakshi Sinha (Prabhudheva)	Co-production	Action	Q3FY 2015

Thala - 55	Ajith (Gautham Menon)	Acquisition	Action	Q4 FY 2015

Aankhen2	Akshay Kumar (Vipul Shah)	Co-production	Comedy	Q4 FY 2015

_______________

(a)	The list of films set forth in the table above is for illustrative purposes only, is not complete and only includes released and anticipated future releases. Due to the uncertainties involved in the development and production of films, the date of their completion can be significantly delayed, planned talent can change and, in certain circumstances, films can be cancelled or not approved by the Indian Central Board of Film Certification. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Our films are required to be certified in India by the Central Board of Film Certification.”

Seasonality

Theater attendance in India has traditionally been highest during school holidays, national holidays and during festivals, and we typically aim to release big-budget films at these times. This timing of releases also takes account of competitor film releases, Indian Premier League cricket matches and the timing dictated by the film production process and as a result, our quarterly results can vary from one year to the next.

Content Development and Sourcing

We currently acquire films using two principal methods — by acquiring rights for films produced by others, generally through a license agreement, and by co-producing films with a production house, typically referred to as a banner, that is usually owned by a top Indian actor, director or writer, on a project by project basis. We regularly co-produce and acquire film content from some of the leading banners in India, including Red Chillies Entertainment Private Limited, Illuminati Films, Nadiadwala Grandson Entertainment Pvt. Limited, Excel Entertainment, affiliates of Vinod Chopra Films Private Limited and Alumbra Entertainment Media Private Limited. Regardless of the acquisition method, over the past five years, we have typically obtained exclusive global distribution rights in all media for a minimum period of five to 20 years from the Indian initial theatrical release date, although the term can vary for certain films for which we may only obtain international or only Indian distribution rights, and occasionally soundtrack or other rights are excluded from the rights acquired. On co-produced films, we typically have exclusive distribution rights for at least 20 years, co-own the copyright in such film in perpetuity and, after the exclusive distribution right period, share control over the further exploitation of the film.

We believe producers bring proposed films to us not only because of established relationships, but also because they want to leverage our proven distribution and marketing capabilities. Our in-house creative team also directly develops film ideas and contracts with writers and directors for development purposes. When we originate a film concept internally, we then approach appropriate banners for co-production. Our in-house creative team also participates in the selection of our slate with other members of our management through our analysis focused on the likelihood of the financial success of each project. Our management is extensively involved in the selection of our high budget films in particular. Regardless of whether a film will be acquired or co-produced, we determine the likely value to us of the rights to be acquired for each film based on a variety of factors, including the stars cast, director, composer, script, estimated budget, genre, track record of the production house, our relationship with the talent and historical results from comparable films.

Our primary focus is on sourcing a diversified portfolio of films expected to generate commercial success. We generally co-produce our high budget films and acquire rights to more medium and low budget films. Our model of acquiring or co-producing films rather than investing in significant in-house production capability allows us to work on more than one production with key talent simultaneously, since the producer or co-producer takes the lead on the time intensive process of production, allowing us to scale our film slate more effectively. The following table summarizes typical terms included in our acquisition and co-production contracts.

	Acquisition	Co-production
Film Cost	Negotiated “market value”	Actual cost of production or capped budget and 10-15% production fee

Rights	5-20 years	Exclusive distribution rights for at least 20 years after which Eros shares control over the further exploitation of the film, and co-owned copyright in perpetuity, subject to applicable copyright laws

Payment Terms	10-30% upon signature Balance upon delivery or in installments between signing and delivery	In accordance with film budget and production schedule

Recoupment Waterfall	“Gross” revenues Less 10-20% Eros distribution fee (% of cost or gross revenues) Less print, advertising costs (actuals) Less cost of the film Net revenues generally shared equally	Generally same as Acquisition except sometimes Eros also charges interest and/or a production or financing fee for the cost of capital and overhead recharges

Where we acquire film rights, we pay a negotiated fee based on our assessment of the expected value to us of the completed film. Although the timing of our payment of the negotiated fee for an acquired film to its producer varies, typically we pay the producer between 10% and 30% of a film’s negotiated acquisition cost upon signing the acquisition agreement, and the remainder upon delivery of the completed film or in installments paid between signing and delivery. In addition to the negotiated fee, the producer usually receives a share of the film’s revenue stream after we recoup a distribution fee on all revenues, the entire negotiated fee and distribution costs, including prints and ads. After we sign an acquisition agreement, we do not exercise any control over the production process, although we do retain complete control over the distribution rights we acquire.

For films that we co-produce, in exchange for our commitment to finance typically 100% of the agreed-upon production budget for the film and agreed budget adjustments, we typically share ownership of the intellectual property rights in perpetuity and secure exclusive global distribution rights for all media for at least 20 years. After we recoup our expenses, we and the co-producers share in the proceeds of the exploitation of the intellectual property rights. Pending determination of the actual production cost of the film, we also agree to a pre-determined production fee to compensate the co-producer for his services, which typically ranges from 10%-15% of the total budget. We typically also provide a share of net revenues to our co-producers. Net revenues generally means gross revenues less our distribution fee, distribution cost and the entire amount we have paid as committed financing for production of the film. Our distribution fee varies from co-produced film to co-produced film, but is generally either a continuing 10% to 20% fee on all revenues, or a capped amount that is calculated as a percentage of the committed financing amount for production of the film. In some cases, net revenues also deduct an overhead charge and an amount representing an interest charge on some or all of the committed financing amount. Typically, once we agree with the co-producer on the script, cast and main crew including the director, the budget and expected cash flow through a detailed shooting schedule, the co-producer takes the lead in production and execution. We normally have our executive producer on the film to oversee the project.

We reduce financing risk for both acquired and co-produced films by capping our obligation to pay or advance funds at an agreed-upon amount or budgeted amount. We also frequently reduce financial risk on a film to which we have committed funds by pre-selling rights in that film.

Pre-sales give us advance information about likely cash flows from that particular film product, and accelerate cash flow realizable from that product. Our most common pre-sale transactions are the following:

•	pre-selling theatrical rights for certain geographic areas, such as theaters outside the main theater circuits in India or certain non-Indian territories, for which we generally get nonrefundable minimum guarantees plus a share of revenues above a specified threshold;
•	pre-selling television rights in India, generally by bundling releases in a package that is licensed to satellite television operators for a specified run; and
•	pre-selling certain music rights, including for movie soundtracks and ringtones.

From time to time we also acquire specific rights to films that have already been released theatrically. We typically do not acquire global all-media rights to such films, but instead license limited rights to distribution channels, like television, audio and home entertainment only, or rights within a certain geographic area. As additional rights to these films become available, we frequently seek to license them as well, and our package of distribution rights in a particular film may therefore vary over time. We work with producers not only to acquire or co-produce new films, but also to license from them other rights they hold that would supplement rights we hold or have previously held related to older films in our library. In certain cases, we may not hold full sequel or re-make rights or may share these rights with our co-producers.

Our Film Library

We currently own or license rights to films currently comprising over 3,000 titles. Of these titles, over 700 films comprise a library of Kannada films for which we have only digital rights. Our film library has been built up over more than 30 years and includes hits from across that time period, including Devdas, Hum Dil De Chuke Sanam, Lage Raho Munna Bhai and Om Shanti Om. We have acquired most of our film content through fixed term contracts with third parties, which may be subject to expiration or early termination. We own the rights to the rest of our film content as co-producers or, with respect to one film, sole producer of those films. Through such acquisition and co-production arrangements, we seek to acquire rights to at least 70 additional films each year. While we typically hold rights to exploit our content through various distribution channels, including theatrical, television and new media formats, we may not acquire rights to all distribution channels for our films. In particular, we do not own or license the music rights to a majority of the films in our library. We expect to maintain more than half of the rights we presently own through at least 2015.

In an effort to reach a wide range of audiences, we maintain rights to a diverse portfolio of films spanning various genres, generations and languages. More than half of our library is comprised of films first released ten or more years ago, including films released as early as the 1940s. We own or license rights to films produced in several regional languages, including Tamil, Telegu, Kannada, Marathi and Punjabi.

We treat our new releases as part of our film library one year from the date of their initial theatrical release. We believe our extensive film library provides us with unique opportunities for content exploitation, such as our dedicated Eros content channel carried by various cable companies outside India. Our extensive film library provides us with a reliable source of recurring cash flow after the theatrical release period for a film has ended. In addition, because our film library is large and diversified, we believe that we can more effectively leverage our library in many circumstances by licensing not just single films but multiple films.

A summary of certain key features of our film library rights as of March 31, 2014 follows below.

	Hindi Films	Regional Language Films (excluding Kannada films)	Kannada Films

Approximate percentage of total library	26%	51%	24%

Approximate percentage of co-production films	1%	Less than 1%	Less than 1%

Minimum remaining term of exclusive distribution rights for co-production films (approximate percentage of rights expiring at the earliest in the periods indicated)	2015 or earlier: 10% 2016-2020: 8% 2021-2025: 0% 2026-2030: 0% 2031-2045: 5% Perpetual rights, subject to applicable copyright law limitations: 77%	Perpetual rights, subject to applicable copyright law limitations: 100%	Not applicable

Remaining term of exclusive distribution rights for acquisitions (approximate percentage of rights expiring earliest in the periods indicated)	2015 or earlier: 19% 2016-2020: 35% 2021-2025: 25% 2026-2030: 3% 2031-2045: 4% Perpetual rights, subject to applicable copyright law limitations: 14%	2015 or earlier: 2% 2016-2020: 4% 2021-2025: 20% 2026-2030: 0% 2031-2045: 1% Perpetual rights, subject to applicable copyright law limitations: 73%	Perpetual rights, subject to applicable copyright law limitations: 100%

Date of first release (by Eros or prior rights owner)	1943-2014	1958-2014	*

Rights in major distribution channels	Theatrical: 55% Television syndication: 75% Digital: 62%	Theatrical: 52% Television syndication: 74% Digital: 60%	Theatrical: 100%

Music Rights (approximate percentage of films)	49%	24%	0%

Production Years (approximate percentage of films produced in the periods indicated)	1943-1965: 2% 1966-1990: 6% 1991-2014: 92%	1943-1965: 0% 1966-1990: 2% 1991-2014: 98%	*

(*)	Our Kannada digital rights library was acquired in September 2010, subsequent to the production and date of first release for these films, and consequently this information is not in our records.

“High budget” films refer to Hindi films with direct production costs in excess of $8.5 million and Tamil and Telegu films with direct production costs in excess of $7.0 million, in each case translated at the historical average exchange rate for the applicable fiscal year. “Low budget” films refer to both Hindi, Tamil and Telegu films with less than $1.0 million in direct production costs, in each case translated at the historical average exchange rate for the applicable fiscal year. “Medium budget” films refer to Hindi, Tamil and Telegu films within the remaining range of direct production costs.

Distribution Network and Channels

We distribute film content primarily through the following distribution channels:

•	theatrical, which includes multiplex chains and stand-alone theaters;
•	television syndication, which includes satellite television broadcasting, cable television and terrestrial television; and
•	digital, which primarily includes IPTV, VOD and internet channels.

We generally monetize each new film we release through an initial twelve month revenue cycle commencing after the film’s theatrical release date. Thereafter, the film becomes part of our film library where we seek to continue to monetize the content through various platforms. The diagram below illustrates a typical distribution timeline through the first twelve months following theatrical release of one of our films.

Film release first cycle timeline

We currently acquire films both for global distribution, which includes the Indian domestic market as well as international markets and for international distribution only.

Certain information regarding our initial distribution rights to films initially released in the three fiscal years ended March 31, 2014, 2013 and 2012 is set forth below:

	Year ended March 31,
	2014	2013	2012
Global (India and International)
Hindi films	23	16	11
Regional films (excluding Tamil films)	3	3	2
Tamil films	8	3	—
International Only
Hindi films	14	14	16
Regional films (excluding Tamil films)	—	—	1
Tamil films	21	38	46
India Only
Hindi films	—	—	—
Regional films (excluding Tamil films)	—	—	—
Tamil films	—	3	1
Total	69	77	77

We distribute content in over 50 countries through our own offices located in key strategic locations across the globe, including separate offices maintained by Ayngaran for distribution of Tamil films that we do not distribute directly, and through our distribution partners. In response to Indian cinemas’ continued growth in popularity across the world, especially in non-English speaking markets, including Germany, Poland, Russia, Southeast Asia and Arabic speaking countries, we offer dubbed and/or subtitled content in over 25 different languages. In addition to our internal distribution resources, our global distribution network includes relationships with distribution partners, sub-distributors, producers, directors and prominent figures within the Indian film industry and distribution arena.

Theatrical Distribution and Marketing

Indian Theatrical Distribution. The Indian theatrical market is comprised of both multiplex and single screen theaters that utilize both prints and in some cases, digital formats and is divided into six circuits. We distribute our content in all of the circuits through our internal distribution offices in Mumbai, Delhi and Punjab or through sub-distributors in other circuits. Our primarily internal distribution network allows us greater control, transparency and flexibility over the core regions in which we distribute our films, and allows us to retain a greater portion of revenues per picture as a result of direct exploitation instead of using sub-distributors, which requires the payment of additional fees or commissions.

The largest number of screens in India that we book for a particular film will be booked for the first week of theatrical release, because a substantial portion of box office revenues are collected in the first week of a film’s theatrical exhibition. We entered into agreements with certain key multiplex operators to share net box office collections for our theatrical releases with the exhibitor for a predetermined fee of 50% of net box office collections for the first week, after which the split decreases over time. These agreements expired in June 2011, and we now enter into agreements on a film-by-film and exhibitor-by-exhibitor basis instead of entering into long-term agreements. To date, our film-by-film agreements have been on terms that are no less favorable than the terms of the prior settlement agreements; however, we cannot guarantee such terms can always be obtained.

For highly anticipated new releases, we typically also receive an advance payment from multiplex operators which is credited against the predetermined fee, and we typically obtain non-refundable minimum guarantees from single screen exhibitors and agree to a revenue sharing arrangements above the minimum guarantee.

The broad theatrical distribution during the first week after initial release of a film requires that a significant number of prints be made available at the outset of the theatrical run.

As the Indian film industry is moving towards digital film distribution, we are increasing our focus on this opportunity which we anticipate will continue to reduce our distribution and print production costs. In India, the cost of distributing a digital film print is lower than the cost of distributing a digital film print in the United States. The cost of producing a digital film print is lower than the cost of producing a physical film print. Utilization of digital film media also provides additional protection against unauthorized copying, which enables us to capture incremental revenue that we believe are at risk of loss through content piracy.

Pursuant to the Cinematograph Act, Indian films must be certified for adult viewing or general viewing by the Central Board of Film Certification, or CBFC, which looks at factors such as the interest of sovereignty, integrity and security of India, friendly relations with foreign states, public order and morality. Obtaining a desired certification may require us to modify the title, content, characters, storylines, themes or concepts of a given film.

Theatrical Distribution Outside India. Outside India, we distribute our films theatrically through our offices in Dubai, Singapore, the U.S., the United Kingdom, Australia and Fiji and through sub-distributors. In our international markets, instead of focusing on wide releases, we select a smaller number of theaters that play films targeted at the expatriate South Asian population or the growing international audiences for Indian films. We generally theatrically release subtitled versions of our films internationally on the release date in India, and dubbed versions of films in countries outside India 12-24 weeks after their initial theatrical release in India.

Marketing. The pre-release marketing of a film is an integral part of our theatrical distribution strategy. Our marketing team creates marketing campaigns tailored to market and movie, utilizing print, brand tie-ups, music pre-releases, outdoor advertising and online advertising to generate momentum for the release of a film. We generally begin print media public relations as soon as a film commences shooting, with full marketing efforts commencing two to three months in advance of a film’s release date, starting with a theatrical trailer for the film promoted as part of another film currently playing in theaters. In addition, usually between six to eight weeks before the initial Indian theatrical release date, we separately release clips from the films featuring musical numbers. Those clips and the accompanying music tracks are separately available for purchase and add to consumer awareness and anticipation of the upcoming film release. We also maintain a Facebook page, which supplies background detail, chat opportunities and photos of upcoming films as well as links to our YouTube content.

We also use promotional agreements and integrated television marketing to subsidize marketing costs and expand our marketing reach. We partner with leading consumer companies in India which support our marketing campaigns in exchange for including their brands in promotional billboards, print ads and other marketing materials for our new film releases. Our marketing teams also work with our film stars to coordinate promotional appearances on popular television programming, timed to coincide with the marketing period for upcoming theatrical releases.

Our marketing efforts are primarily managed by employees located in offices across India or in one of our international offices in Dubai, Singapore, the United States, the United Kingdom, Australia and Fiji. Occasionally, sub-distributors manage marketing efforts in regions that do not have a dedicated Eros or Ayngaran marketing team, using the creative aspects developed by us for our marketing campaigns. Managing marketing locally permits us to more easily identify appropriate local advertising channels and results in more effective and efficient marketing.

Television Distribution

India Distribution. We believe that the increasing television audience in India creates new opportunities for us to license our film content, and expands audience recognition of the Eros name and film products. We license Indian film content (usually a combination of new releases and existing films in our library), to satellite television broadcasters operating in India under agreements that generally allow them to telecast a film over a stated period of time in exchange for a specified license fee. We have, directly or indirectly, licensed content for major Indian television channels such as Sony, the Star Network and Zee TV. There are several models for satellite television syndication in India. In the “syndication model,” a group of channels share the broadcast of a specified set of films between them in a certain order and pay us separate license fees. In the alternative “licensing model,” which is currently the predominant model in India, we grant an exclusive license in favor of one particular channel for broadcast on its channels for a specified period of time. In fiscal 2012, we negotiated terms with Sahara One Media and Entertainment Limited for broadcast on their general entertainment channel that entitle us to additional license fees based on box office performance, over and above the minimum guarantee license fee. Regardless of the model, following the first cycle license period, we seek to continue to license the content for the subsequent cycles.

Television pre-sales in India are an important factor in enhancing revenue predictability for our business. Where we do pre-sales, we negotiate a set license fee which is payable over time with the last payment due on delivery of the film. For example, for the three high budget Hindi films that we released in fiscal 2014, we had contractual revenue commitments in place prior to their release that allowed us to recoup 43%, 48% and 73% of our direct production costs for those films. In the case of the high budget Telegu film that we released in fiscal 2014, we recouped over 100% of our direct production costs through contractual commitments prior to the film’s release.

While we released no high budget Tamil films in fiscal 2014, in the case of high budget Tamil films that we released in fiscal 2013, we recouped 100% of our direct production costs through contractual commitments prior to the release of those films. From time to time, we also sell television syndication rights indirectly through companies that aggregate television rights for resale. While a large part of our revenues came from such licensing of television rights through aggregators in fiscal 2012 and in 2013 and 2014 we moved away from using aggregators and entered into direct licensing agreements with Viacom 18 Media Private Limited (Colors), and Multiscreen Media Private Limited (Sony) that covered a number of new, forthcoming and library titles.

Our content is typically released on satellite television three to six months after the initial theatrical release. In India there are currently six direct to home, or DTH, providers. The new release films that we will offer to HBO Defined and HBO Hits as part of our collaboration with HBO Asia will be provided in the first window after theatrical release. We have offered some of our films through DTH service providers, but we have also licensed these rights with the satellite TV rights to satellite channel providers. As the number of DTH subscribers increase in India, we anticipate that we will have an opportunity to license directly for DTH exploitation. We have also provided content to regional cable operators. Although DTH distribution is still relatively small in India, with Indian telecom networks and DTH platforms expanding their services, we are beginning to see an increased interest for video on demand in India. We also sub-license some of our films for broadcast on Doordarshan, the sole terrestrial television broadcast network, which is government owned. The Indian cable system is currently highly fragmented and predominantly an analog platform, although there are companies that are leading the cable digitization and consolidation such as DEN and Hathway. While local cable operators are unwilling and unable to pay standard licensing rates for our content, and cable television licensing has not been a material source of revenue for us, we are beginning to see early signs of growth in cable television licensing. We believe that as the cable industry migrates towards digital technology and moves toward consolidation, cable television licensing will represent a more significant revenue stream for our business.

International Distribution. Outside of India, we license Indian film content for broadcasting on major channels and platforms around the world, such as Channel 4 and SBS Australia. We also license dubbed content to Europe, Arabic-speaking countries and in Southeast Asia and other parts of the world. Often such licenses include not just new releases, but films grouped around the same star, director or genre. International pre-sales of television, music and other distribution rights are a significant component of our overall pre-sale strategy. We believe that our international distribution capabilities and large library of content enable us to generate a larger portion of our revenue through international distribution than the film entertainment industry average of 7% in India as reported by the FICCI Report 2014.

Digital Distribution

In addition to our theatrical and television distribution networks, we have a global network for the digital distribution of our content, which consists of full length films, music, music videos, clips and other video content. Through our digital distribution channel we distribute content primarily in IPTV, VOD (including SVOD and DTH) and online internet channels. Our film content is distributed in original language, subtitled into local languages or dubbed, in each case as driven by consumer or regional market preferences. With our large library of content and slate of new releases, we have sought to capitalize on changes in consumer demand through early adoption of new formats and services, which we believe enables us to generate a larger portion of our revenue through digital distribution than the film entertainment industry average in India.

With a significant portion of the Indian and international population rapidly moving toward digital technology, we are increasing our focus on providing on demand services, although the platforms and strategies differ by region. Under current Indian law, the Indian cable providers will be required to transfer from analog to digital formats by December 31, 2014. Outside of India, there is a proliferation of cable, satellite and internet services that we supply. In addition, with the proliferation of internet users, we are increasing our online distribution presence as well. These platforms enable us to continue to monetize a film in our library long after its theatrical release period has ended. In addition, the speed, ease of availability and prices of digital film distribution diminish incentives for unauthorized copying and content piracy.

In North America, we have an agreement with International Networks, a subsidiary of Comcast, to provide a SVOD service called “Bollywood Hits On Demand.” The service is now carried on Comcast, Cox Communications, Rogers Communication, Cablevision and Time Warner Cable. We provide all programming for this film and music channel, and we share revenues with the cable provider. We also provide content to other VOD service providers, including Pan Universe International and Efacet Enterprises Limited.

We currently supply internet streaming ad-supported sites such as our Eros channel on YouTube with short form film and audio visual content and our own www.erosentertainment.com website. On YouTube, where we have exceeded 2.0 billion views to date since our launch in 2007 and have over 2.3 million free subscribers, we sell banner and pre-roll advertisements, and share these advertising revenues with Google.

In order to capitalize on emerging trends like growing Internet usage, increased broadband internet penetration and availability of faster 3G/4G mobile networks, in August 2012, we launched Eros Now, our on-demand entertainment portal accessible via internet-enabled devices, with a limited number of movies and music videos. We expect that Eros Now, which is already accessible via tablets such as the iPad and Android devices, will eventually include our full film library. We expect Eros Now to be supported by both advertising and subscription revenues. Fees from advertisers will support the website’s free content, while the premium plan will be a subscription, fee-based service.

The premium service will allow subscribers greater access to ad-free media content from multiple devices in addition to playback options. We believe that Eros Now will serve as a platform to further exploit our extensive library content, as well as increase the depth and penetration of our user base. In the future, we believe the combination of this digital distribution platform, coupled with our film library, will offer a comprehensive and attractive outlet for advertisers.

In June 2014, we executed a term sheet to acquire a controlling stake in Techzone, a Mobile Value Added Services (“MVAS”) provider for telecom operators based in India, for an undisclosed sum. This acquisition is subject to certain conditions precedent apart from customary legal, regulatory and financial requirements.

Techzone is an aggregator, developer and distributor of entertainment content via mobile platforms in India. Techzone is particularly focused on the Bollywood films and music markets and has significant region-specific content in Tamil and Telegu. The company has relationships and billing integration with major telecom networks in India to distribute its content and also has its own “Mobile Shortcode” 56060. Techzone makes its content available to end-users via various methods such as caller ring-back tones (CRBT), mobile radio, short message service (SMS), wireless application protocol (WAP) and interactive voice response (IVR).

Techzone has completed an average of 25 million SMS, WAP or IVR transactions per month over the past three years across 12 major telecom operators in India for which it bills the customers directly through its billing platform. This excludes CRBT transactions which are also marketed and distributed by Techzone but billed by the telecom operators directly. In a given month, a single customer may engage in multiple transactions.

With 870 million mobile subscribers (including over 60 million internet enabled smart phones) in India in 2013, we believe that Techzone will be a strong addition to our ErosNow strategy to increase distribution of content through digital platforms.

Physical and Other Distribution

We also distribute globally our film content through physical formats (DVDs and Video Compact Discs, or VCDs), in hotels and on airlines, and for use on mobile networks. We distribute and license content on physical media throughout the world, including on Blu-ray and DVDs, and in India on VCD and DVD. In India, and to service South Asian consumers internationally, we distribute to major retail chains (such as Planet-M) and internet platforms such as Amazon, as well as supplying local wholesalers and retailers. We also license content to third party distributors internationally to provide content dubbed into local languages for consumption by non-South Asian audiences. We also have direct sales to corporate customers, primarily in India, who bundle our DVDs or VCDs with their own products for promotional purposes. This aspect of our business works on a volume basis, with the low margins being offset by large confirmed orders. We have provided content for various mobile platforms such as Singtel and Shotformats Digital Productions.

Music

Music is integral to our films, and when we obtain global, all-media rights in our acquired or co-produced films music rights typically are included. Film music rights are often marketed and monetized separate from the underlying film, both before and after the release of the related films. In addition, we act as a music publisher for third party owned music rights within India. Through our internal resources and network of licensees, we are able to provide our consumers with music content directly, through third party platforms or through licensing deals. The content is primarily taken from our film content and the revenues are derived from mobile rights, MP3 tracks, sold via third party platforms such as iTunes and Rhapsody as well as streaming services such as Spotify and Rdio, digital streaming, physical CDs and publishing/master rights licensing.

We also exploit the music publishing and master rights we own, which involves directly licensing songs to radio and television channels in India, synchronizing of music content to film, television and advertisers globally, as well as receiving royalties from public performance of these songs when they are played at public events. Ancillary revenues from public performances in India are collected and paid over to us through Phonographic Performance Limited and The Indian Performing Rights Society, which monitor, collect and distribute royalties to their members.

LMB Holdings Limited —“B4U”

As of March 31, 2014, we owned approximately 24% of B4U. We have no board representation, no involvement in policy decision making, we do not provide input in respect to technical know-how and have no material contract with B4U. As a result we do not exercise significant influence over it. B4U is a global television network that provides Indian programming across two digital television channels, B4U Music and B4U Movies. B4U is available in many countries around the world including India, the United States, United Kingdom, Canada and countries in the Middle East and Africa.

Valuable Technologies Limited

As of March 31, 2014, we owned 7.21% of Valuable Technologies Limited, or Valuable. Valuable manages and operates a number of companies in the media and entertainment, technology and infrastructure industries, including UFO Moviez, a digital cinema network in India; Boxtech, a division that provides technology backed service support for digital movie rentals; and ImPACT, a settlement platform for computerized theatrical ticketing and sales data.

Intellectual Property

As our revenue is primarily generated from commercial exploitation of our films and related content, our intellectual property rights are a critical component of our business. Unauthorized use of intellectual property, particularly piracy of DVDs and CDs, is widespread in India and other countries, and the mechanisms for protecting intellectual property rights in India and such other countries are not as effective as those of the United States and certain other countries. We participate directly and through industry organizations in actions against persons who have illegally pirated our content, and we also deal with piracy by promoting a film to ensure maximum revenues early in its release and shortening the period between the theatrical release of a film and its legitimate availability on DVD and VCD. This is supported by the trend in the Indian market for a significant percentage of a film’s box office receipts to be generated in the first few weeks after release.

The Indian Copyright Act, 1957, or the Copyright Act, provides for registration of copyrights, transfer of ownership and licensing of copyrights and infringement of copyrights and remedies available in that respect. The Copyright Act affords copyright protection to cinematographic films and sound recordings. For cinematographic films, copyright is granted for a certain period of time, usually for a period of 60 years from the beginning of the calendar year following the year in which such film is published, subsequent to which the work falls in the public domain and any act of reproduction of the work by any person other than the author would not amount to infringement. Following the issuance of the International Copyright Order, 1999, subject to certain conditions and exceptions, certain provisions of the Copyright Act apply to nationals of all member states of the World Trade Organization, the Berne Convention and the Universal Copyright Convention.

The Copyright Act was amended in 2012 to allow authors of literary and musical works (which may be included as part of a cinematograph film) to retain the right to receive royalty for the utilization of such work (other than as part of the cinematograph film).

Although the state governments in India serve as the enforcing authorities of the Copyright Act, the Indian government serves an advisory role in assisting with enforcement of anti-piracy measures. In December 2009, the Union Information & Broadcasting Ministry established a task force to recommend measures to combat film, video and cable piracy, which submitted recommendations in September 2010, including:

•	as a condition to licenses being granted to theaters and multiplexes by district authorities, theater and multiplex operators should be required to prohibit viewers from carrying a cam-cording device inside the theater;
•	encouraging state governments to enact legislation providing for preventive detention of video and audio pirates and bring video pirates under the Goonda Act; and
•	undertaking measures to ensure high fidelity in genuine DVDs to discourage the public from buying pirated versions.

However, these are recommendations of the task force, and there can be no assurance that any of these recommendations will be accepted and become binding law or regulation in a timely manner, or at all.

While copyright registration is not a prerequisite for acquiring or enforcing such rights, registration creates a presumption favoring the ownership of the right by the registered owner. Registration may expedite infringement proceedings and reduce delay caused due to evidentiary considerations. Neither we nor our Indian subsidiaries currently have any registered copyrights in India. The registration of certain types of trademark is prohibited, including where the property sought to be registered is not distinctive.

We use a number of trademarks in our business, all of which are owned by our subsidiaries. Our Indian subsidiaries currently own over 50 Indian registered trademarks and domain names, which are used in their business, including the registered trademark “Eros,” “Eros International,” “Eros Music,” and “B on Demand.” However, we have not yet received Indian trademark registration for certain of our trademarks used in India. A majority of these registrations, and certain applications for registrations, are in the name of our subsidiaries Eros India, Eros Films or Eros Digital Private Limited, with whom we have an informal arrangement with respect to the use of such trademarks. The registration of any trademark in India is a time-consuming process, and there can be no assurance that any such registration will be granted.

The Indian Trade Marks Act, 1999, or the Trademarks Act, governs the registration, acquisition, transfer and infringement of trademarks and remedies available to a registered proprietor or user of a trademark. The registration of a trademark is valid for a period of ten years but can be renewed in accordance with the specified procedure.

Until recently, to obtain registration of a trademark in multiple countries, an applicant was required to make separate applications in different languages and disburse different fees in the respective countries. However, the Madrid Protocol enables nationals of member countries, including India, to secure protection of trademarks by filing a single application with one fee and in one language in their country of origin. The Trademarks Act was amended by the Trade Marks (Amendment) Act 2010, or the Trademarks Amendment Act. The Trademarks Amendment Act empowers the Registrar of Trade Marks to deal with international applications originating from India as well as those received from the International Bureau and to maintain a record of international registrations. This amendment also removes the discretion of the registrar to extend the time for filing a notice of opposition of published applications and provides for a uniform time limit of four months in all cases. Further, it simplifies the law relating to transfer of ownership of trademarks by assignment or transmission and brings the law generally in line with international practice. Pursuant to the Madrid Protocol and the Trademarks Act, we have obtained trademarks in Egypt, the European Community, United Arab Emirates, Australia and the United States.

The remedies available in the event of infringement under the Copyright Act and the Trademarks Act include civil proceedings for damages, account of profits, injunction and the delivery of the infringing materials to the owner of the right, as well as criminal remedies including imprisonment of the accused and the imposition of fines and seizure of infringing materials.

Competition

The Indian film industry’s rapid growth is changing the competitive landscape. We believe we were one of the first companies in India to create an integrated business of sourcing new Indian film content through co-productions and acquisitions while building a valuable library of rights in existing content and also distributing Indian film content globally across formats. Some of our direct competitors, such as UTV Motion Pictures, Reliance Entertainment and Viacom Studio 18, have moved toward similar models in addition to their other business lines within the Indian entertainment industry. We also face competition from the direct or indirect presence in India of significant global media companies, including the major Hollywood studios. The Walt Disney Company, or Disney, has acquired UTV and Viacom has ownership interests in Viacom Studio 18, while other Hollywood studios, such as Warner, News Corporation and Sony, have established local operations in India for film distribution, and have released a limited number of Indian films. Our primary competitors for Indian film content in the markets outside of India are UTV, Reliance Entertainment and Viacom Studio 18. We believe our experience and understanding of the Indian film market positions us well to compete with new and existing entrants to the Indian media and entertainment sector. Rentrak reports our 2012 market share as 40% of all theatrically released Indian language films in the United Kingdom, including releases by Ayngaran, our majority-owned subsidiary, based on gross collections, and 43% in the United States on the same basis, and from 1980 to 2012 we had the highest market share of all theatrically released Indian language films in the United Kingdom based on gross collections. Competition within the industry is based on relationships, distribution capabilities, reputation for quality and brand recognition.

Our Film Library

We currently own or license rights to films currently comprising over 3,000 titles. Of these titles, over 700 films comprise a library of Kannada films for which we have only digital rights. Our film library has been built up over more than 30 years and includes hits from across that time period, including Devdas, Hum Dil De Chuke Sanam, Lage Raho Munna Bhai and Om Shanti Om. We have acquired most of our film content through fixed term contracts with third parties, which may be subject to expiration or early termination. We own the rights to the rest of our film content as co-producers or, with respect to one film, sole producer of those films. Through such acquisition and co-production arrangements, we seek to acquire rights to at least 70 additional films each year. While we typically hold rights to exploit our content through various distribution channels, including theatrical, television and new media formats, we may not acquire rights to all distribution channels for our films. In particular, we do not own or license the music rights to a majority of the films in our library. We expect to maintain more than half of the rights we presently own through at least 2015.

In an effort to reach a wide range of audiences, we maintain rights to a diverse portfolio of films spanning various genres, generations and languages. More than half of our library is comprised of films first released ten or more years ago, including films released as early as the 1940s. We own or license rights to films produced in several regional languages, including Tamil, Kannada, Marathi, Telegu and Punjabi.

We treat our new releases as part of our film library one year from the date of their initial theatrical release. We believe our extensive film library provides us with unique opportunities for content exploitation, such as our dedicated Eros content channel carried by various cable companies outside India. Our extensive film library provides us with a reliable source of recurring cash flow after the theatrical release period for a film has ended. In addition, because our film library is large and diversified, we believe that we can more effectively leverage our library in many circumstances by licensing not just single films but multiple films.

Litigation

From time to time, we and our subsidiaries are involved in various lawsuits and legal proceedings that arise in the ordinary course of business. The following discussion summarizes examples of such matters. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

In December 2009, the Director General of the Competition Commission of India, or the CCI, had issued a report alleging formation of a cartel in contravention of the Competition Act by, among others, Mr. Sunil Lulla, Ms. Jyoti Deshpande and Mr. Nandu Ahuja, on account of their participation in certain meetings in March through April 2009, during a deadlock between film producers/distributors and multiplex owners over revenue-sharing. In May 2011, the CCI directed Mr. Lulla, Ms. Deshpande and Mr. Ahuja to provide an undertaking to refrain from anticompetitive practices, imposed a penalty of $1,522 on each of them, and directed the Secretary, CCI to initiate proceedings against them for alleged failure to cooperate in inquiries.

In October 2011, the CCI imposed a penalty of $472 against these individuals, on account of their alleged failure to cooperate in certain inquiries, each of whom filed separate appeals challenging this order. The Competition Appellate Tribunal dismissed their appeals in July 2013. Mr. Lulla, Ms. Deshpande and Mr. Ahuja have subsequently paid the penalty imposed on them. The Company had supported these individuals in contesting these proceedings.

In September 2010, Eros India filed two suits before the CCI against certain Indian film industry organizations, seeking injunctions to restrict these organizations from acting in a cartel-like manner and enforcing anti-competitive rules and agreements so that our films in certain territories in India would be exhibited and distributed without restriction. In February 2012, the CCI directed certain Indian film industry organizations to refrain from anticompetitive practices and imposed a penalty on these organizations. These organizations filed appeals before the Competition Appellate Tribunal, challenging the orders of the CCI. The Competition Appellate Tribunal dismissed the appeals in May 2013. The organizations filed a special leave petition before the Supreme Court of India challenging the order of the Competition Appellate Tribunal. In February 2014, the Supreme Court of India dismissed the appeals filed by these organizations, and upheld the decision of the Competition Appellate Tribunal.

Eros India and its subsidiaries are involved in ordinary course government tax audits and assessments, which typically include assessment orders for previous tax years including on account of disallowance of certain claimed deductions.

Eros is also named in various lawsuits challenging its ownership of some of its intellectual property or its ability to distribute these films in India. A number of these lawsuits seek injunctive relief restraining Eros from releasing or otherwise exploiting various films, including Om Shanti Om, Anjaana Anjaani, Kochadaiiyaan, Bhoot Returns and Goliyon Ki Rasleela-Ram-leela. While the lawsuits continue, the films have all been released.

Unlike in the United States, in India, private citizens are permitted to initiate criminal complaints against companies and other individuals. Eros and certain executives have been named in certain criminal complaints from time to time.

If, as a result of such complaints, criminal proceedings are initiated by the relevant authorities in India and the Company or any of its executives are found guilty in such criminal proceedings, our executives could be subject to imprisonment as well as monetary penalties. We believe the claims brought to date are without merit and we intend to defend them vigorously.

For instance, in relation to the film Goliyon Ki Rasleela-Ram-leela, certain civil and criminal proceedings had been initiated in various local courts in India in and around November 2013, including arrest warrants against Mr. Kishore Lulla and others involved in the making of this film, alleging that this film disrespected religious sensibilities and seeking to restrain its release or seeking directions for a review of its film certification. We have contested such claims in the local courts as well as by way of petitions filed by us before the Supreme Court of India. While hearings or investigations continue in some of these proceedings, we have obtained interim orders in our favor from the Supreme Court of India as well as certain of the local courts where such proceedings are being heard, including stays on all criminal proceedings against Eros India, Mr. Kishore Lulla and other persons involved in the making of the film. This film was released in November 2013.

Government Regulations

The following description is a summary of various sector-specific laws and regulations applicable to Eros.

Material Isle of Man Regulations

Companies Regime. The Isle of Man is an internally self-governing dependent territory of the British Crown. It is politically and constitutionally separate from the United Kingdom and has its own legal system and jurisprudence based on English common law principles.

Isle of Man company law is largely based on that of England and Wales. There are two separate codes of company law, embodied in the Companies Acts of 1931-2004 (commonly referred to as the 1931 Act as the principal Act is the Companies Act 1931) and the Companies Act 2006 (commonly referred to as the 2006 Act), respectively. Our company was incorporated on March 31, 2006 under the 1931 Act. Effective September 29, 2011, it re-registered as a company incorporated under the 2006 Act.

The 2006 Act updates and modernizes Isle of Man company law by introducing a new simplified corporate vehicle into Isle of Man law. The new corporate vehicle follows the international business company model available in a number of other jurisdictions. Companies incorporated or re-registered under the 2006 Act are governed solely by its provisions and, except in relation to liquidation and receivership, are not subject to the provisions of the 1931 Act.

The following are some of the key characteristics of companies incorporated under the 2006 Act:

Share Capital. Under the 2006 Act, there is no longer the concept of authorized capital. Therefore, shares may be issued with or without par value.

Dividends, Redemptions and Buy-Backs. Subject to compliance with the memorandum and articles of association, the 2006 Act allows a company to declare and pay dividends, and to purchase, redeem or otherwise acquire its own shares subject only to meeting a solvency test set out in the 2006 Act. A company satisfies the solvency test if: (i) it is able to pay its debts as they become due in the normal course of business: and (ii) the value of the company’s assets exceeds the value of its liabilities.

Capacity and Powers. Companies incorporated under the 2006 Act have separate legal personality and perpetual existence. In addition, such companies have unlimited capacity to carry on or undertake any business or activity; this is so regardless of corporate benefit and regardless of whether or not it is in the best interests of the company to do so. The 2006 Act specifically states that no corporate act is beyond the capacity of a company incorporated under the 2006 Act by reason only of the fact that the relevant company has purported to restrict its capacity in any way in its memorandum or articles or otherwise. A person who deals in good faith with a company incorporated under the 2006 Act is entitled to assume that the directors of the company are acting without limitation.

Miscellaneous. In addition to the foregoing, the following other points should be noted in relation to companies incorporated under the 2006 Act:

(a)	there are no prohibitions in relation to the company providing financial assistance for the purchase of its own shares;

(b)	there is no differentiation between public and private companies, but a company may adopt a name ending in the words “Public Limited Company” or “public limited company” or the abbreviation “PLC” or “plc”;

(c)	there are simple share offering/Annual Report on Form 20-F requirements;

(d)	there are reduced compulsory registry filings;

(e)	the statutory accounting requirements are simplified; and

(f)	the 2006 Act allows a company to indemnify and purchase indemnity insurance for its directors.

Shareholders should note that the above list is not exhaustive.

Exchange Controls

No foreign exchange control regulations are in existence in the Isle of Man in relation to the exchange or remittance of sterling or any other currency from the Isle of Man and no authorizations, approvals or consents will be required from any authority in the Isle of Man in relation to the exchange and remittance of sterling and any other currency whether awarded by reason of a judgment or otherwise falling due and having been paid in the Isle of Man.

Material Indian Regulations

We are subject to other Indian and international regulations which may impact our business. In particular, the following regulations have a significant impact on our business.

Notification of Industry Status. The Indian film industry was conferred industry status by a press release issued by the MIB on May 10, 1998.

Film Certification. The Cinematograph Act authorizes the CBFC, in accordance with the Cinematograph (Certification) Rules, 1983, or the Certification Rules, for sanctioning films for public exhibition in India. Under the Certification Rules, the producer of a film is required to apply in the specified format for certification of such film, with the prescribed fee. The film is examined by an examining committee, which determines whether the film:

•	is suitable for unrestricted public exhibition;
•	is suitable for unrestricted public exhibition, with a caution that the question as to whether any child below the age of 12 years may be allowed to see the film should be considered by the parents or guardian of such child;
•	is suitable for public exhibition restricted to adults;
•	is suitable for public exhibition restricted to members of any profession or any class of persons having regard to the nature, content and theme of the film;
•	is suitable for certification in terms of the above if a specified portion or portions be excised or modified therefrom; or
•	that the film is not suitable for unrestricted or restricted public exhibitions, or that the film be refused a certificate.

A film will not be certified for public exhibition if, in the opinion of the CBFC, the film or any part of it is against the interests of the sovereignty, integrity or security of India, friendly relations with foreign states, public order, decency or morality, or involves defamation or contempt of court or is likely to incite the commission of any offence. Any applicant, if aggrieved by any order of the CBFC either refusing to grant a certificate or granting a certificate that restricts exhibition to certain persons only, may appeal to the Film Certification Appellate Tribunal constituted by the Central Government in India under the Cinematograph Act.

A certificate granted or an order refusing to grant a certificate in respect of any film is published in the Official Gazette of India and is valid throughout India for ten years from the date of grant. Films certified for public exhibition may be re-examined by the CBFC if any complaint is received. Pursuant to grant of a certificate, film advertisements must indicate that the film has been certified for such public exhibition.

The Central Government in India may issue directions to licensees of cinemas generally or to any licensee in particular for the purpose of regulating the exhibition of films, so that scientific films, films intended for educational purposes, films dealing with news and current events, documentary films or indigenous films secure an adequate opportunity of being exhibited. The Central Government in India, acting through local authorities, may order suspension of exhibition of a film, if it is of the opinion that any film being publicly exhibited is likely to cause a breach of peace. Failure to comply with the Cinematograph Act may attract imprisonment and/or monetary fines.

Separately, the Cable Television Networks Rules, 1994 require that no film or film song, promotional material, trailer or film music video, album or their promotional materials, whether produced in India or abroad, shall be carried through cable services unless it has been certified by the CBFC as suitable for unrestricted public exhibition in India.

The Cinematograph Bill 2010, or the Cinematograph Bill, is proposed to be introduced in the Parliament of India to supersede the Cinematograph Act, 1952, to bring the process of certification of films for exhibition in line with the present technological and social scenario and to implement effective systems to combat piracy. The Government of India, or GoI is proposing an additional multiple certification system for feature films by amending the Cinematograph Act, 1952 to conform to the international norms. The Cinematograph Bill proposes different groups of rating for various age groups of film viewers Films could also be classified as ‘S,’ suitable for exhibition restricted to members of any profession or any class of persons. The Cinematograph Bill would empower the GoI to establish advisory panels at all the regional centers of Central Board of Film Certification, which could consist of members qualified to judge the effects of films on the public. The Cinematograph Bill proposes to deal with issues relating to piracy by imposing penalties for unauthorized issue of negatives or copies of the film or making duplicate prints/copies.

Financing. In October 2000, the Ministry of Finance, GOI notified the film industry as an industrial concern in terms of the Industrial Development Bank of India Act, 1964, pursuant to which loans and advances to industrial concerns became available to the film industry.

The Reserve Bank of India, or the RBI, by circular dated May 14, 2001, permitted commercial banks to finance up to 50.0% of total production cost of a film. Further, by an RBI circular dated June 8, 2002, bank financing is now available even where total film production cost exceeds approximately $1.5 million. Banks which finance film productions customarily require borrowers to assign the film’s intellectual property or music audio/video/CDs/DVDs/internet, satellite, channel, export/international rights as part of the security for the loan, such that the banks would have a right in negotiation of valuation of such intellectual property rights.

Labor Laws. Depending on the nature of work and number of workers employed at any workplace, various labor related legislations may apply. Certain significant provisions of such labor related laws are provided below.

The Employees (Provident Fund and Miscellaneous Provisions) Act, 1952, or the EPF Act, applies to factories employing 20 or more employees and such other establishments as notified by the Government from time to time. It requires all such establishments to be registered with the relevant Provident Fund Commissioner. Also, such employers are required to contribute to the employees’ provident fund the prescribed percentage of the basic wages and certain cash benefits payable to employees. Employees are also required to make equal contributions to the fund. A monthly return is required to be submitted to the relevant Provident Fund Commissioner in addition to the maintenance of registers by employers.

Competition Act. The Competition Act, 2002, or the Competition Act, prohibits practices that could have an appreciable adverse effect on competition in India. Under the Competition Act, any arrangement, understanding or action, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition in India is void. Any agreement among competitors which directly or indirectly determines purchase or sale prices, results in bid rigging or collusive bidding, limits or controls production, supply, markets, technical development, investment or the provision of services, or shares the market or source of production or provision of services in any manner, including by way of allocation of geographical area or types of goods or services or number of customers in the market, is presumed to have an appreciable adverse effect on competition. Further, the Competition Act prohibits the abuse of a dominant position by any enterprise either directly or indirectly, including by way of unfair or discriminatory pricing or conditions in the sale of goods or services, using a dominant position in one relevant market to enter into, or protect, another relevant market, and denial of market access. Further, acquisitions, mergers and amalgamations which exceed certain revenue and asset thresholds require prior approval by the Competition Commission of India.

Under the Competition Act, the Competition Commission has powers to pass directions/impose penalties in cases of anti-competitive agreements, abuse of dominant position and combinations. In the event of failure to comply with the orders or directions of the Competition Commission, without reasonable cause, such person is punishable with a fine extending to approximately $1,522 for each day of such non-compliance, subject to a maximum of approximately $1.5 million. If there is a continuing non-compliance the person may be punishable with imprisonment for a term extending up to three years or with a fine which may extend up to approximately $3.8 million or with both as the Chief Metropolitan Magistrate, Delhi may deem fit. In case of offences committed by companies, the persons responsible to the company for the conduct of the business of the company will be liable under the Competition Act, except when the offense was committed without their knowledge or when they had exercised due diligence to prevent it. Where the contravention committed by the company took place with the consent or connivance of, or is attributable to any neglect on the part of, any director, manager, secretary or other officer of the company, such person is liable to be punished.

The Competition Act also provides that the Competition Commission has the jurisdiction to inquire into and pass orders in relation to an anti-competitive agreement, abuse of dominant position or a combination, which even though entered into, arising or taking place outside India or signed between one or more non-Indian parties, but causes or is likely to cause an appreciable adverse effect in the relevant market in India. Recently, the Competition Act was amended, and cases which were pending before the Monopolies and Restrictive Trade Practice Commission were transferred to the Competition Commission of India.

Indian Takeover Regulations. The Takeover Regulations came into effect on October 22, 2011, superseding the earlier takeover regulations. The Takeover Regulations provide the process, timing and disclosure requirements for a public announcement of an open offer in India and the applicable pricing norms.

Pursuant to the Takeover Regulations, a requirement to make a mandatory open offer by an “acquirer” (together with persons acting in concert with it) for at least 26% of the total shares of the Indian listed company, to all shareholders of such company (excluding the acquirer, persons acting in concert with it and the parties to any underlying agreement including persons deemed to be acting in concert) is triggered, subject to certain exemptions including transfers between promoters, if an acquirer acquires shares or voting rights in the Indian listed company, which together with its existing holdings and those of any persons acting in concert with him entitle the acquirer and persons acting in concert to exercise 25% or more of the voting rights in the Indian listed company; or an acquirer that holds between 25% and the maximum permissible non-public shareholding of an Indian listed company, acquires additional voting rights of more than 5% during a financial year; or an acquirer acquires, directly or indirectly, control over an Indian listed company, irrespective of acquisition of shares or voting rights in the Indian listed company.

An acquisition of shares or voting rights in, or control over, any company that would enable a person to exercise or direct the exercise of such percentage of voting rights in, or control over, an Indian listed company, the acquisition of which would otherwise attract the obligation to make an open offer under the Takeover Regulations will also trigger a mandatory open offer under the Takeover Regulations. Where the primary target of the acquisition is an overseas parent of an Indian listed company and the Indian listed company represents over 80% of a specified materiality parameter (including asset value, revenue or market capitalization) of the overseas parent company, such acquisition would be treated as a “direct acquisition” of the Indian listed company.

Indian Companies Act. A majority of the provisions and rules under the Companies Act, 2013 have recently been notified, resulting in the corresponding provisions of the Companies Act, 1956 ceasing to have effect. The Companies Act, 2013 has brought into effect significant changes to the Indian company law framework, such as in the provisions related to issue of capital, disclosures, corporate governance norms, audit matters, and related party transactions. The Companies Act, 2013 has also introduced additional requirements which do not have equivalents under the Companies Act, 1956, including the introduction of a provision allowing the initiation of class action suits in India against companies by shareholders (pending notification by the Ministry of Corporate Affairs of India) or depositors, a restriction on investment by an Indian company through more than two layers of subsidiary investment companies (subject to certain permitted exceptions), and prohibitions on advances to directors. Indian companies with net worth, turnover or net profits of INR 5,000 million or higher during any financial year are also required to spend 2.0% of their average net profits during the three immediately preceding financial years on activities pertaining to corporate social responsibility. Further, the Companies Act, 2013 imposes greater monetary and other liability on Indian companies, their directors and officers in default, for any non-compliance.

Differences in Corporate Law

The following chart summarizes certain material differences between the rights of holders of our A ordinary shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the State of Delaware that result from differences in governing documents and the laws of Isle of Man and Delaware.

	Isle of Man Law	Delaware Law

General Meetings

The 2006 Act does not require a company to hold an annual general meeting of its shareholders. Subject to anything contrary in the company’s memorandum and articles of association, a meeting of shareholders can be held at such time and in such place, within or outside the Isle of Man, as the convener of the meeting considers appropriate. Under the 2006 Act, the directors of a company (or any other person permitted by the company’s memorandum and articles of association) may convene a meeting of the shareholders of a company. Further, the directors of a company must call a meeting to consider a resolution requested in writing by shareholders holding at least 10% of the company’s voting rights. The Isle of Man Court may order a meeting of members to be held and to be conducted in such manner as the Court orders, among other things, if it is of the opinion that it is in the interests of the shareholders of the company that a meeting of shareholders is held.

Our articles require our Board of Directors to convene annually a general meeting of the shareholders at such time and place, and to consider such business, as the Board of Directors may determine.

Shareholders of a Delaware corporation generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or bylaws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.

Quorum Requirements for General Meetings	The 2006 Act provides that a quorum at a general meeting of shareholders may be fixed by the articles. Our articles provide a quorum required for any general meeting consists of shareholders holding at least 30% of the issued share capital of the Company.	A Delaware corporation’s certificate of incorporation or bylaws can specify the number of shares that constitute the quorum required to conduct business at a meeting, provided that in no event will a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Board of Directors	Our articles provide that unless and until otherwise determined by our Board of Directors, the number of directors will not be less than three or more than 12, with the exact number to be set from time to time by the Board of Directors. While there is no concept of dividing a board of directors into classes under Isle of Man law, there is nothing to prohibit a company from doing so. Consequently, under our articles, our Board of Directors is divided into three classes, each as nearly equal in number as possible and at each annual general meeting, each of the directors of the relevant class the term of which shall then expire shall be eligible for re-election to the Board of Directors for a period of three years.	A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into up to three classes.

	Isle of Man Law	Delaware Law

Removal of Directors

Under Isle of Man law, notwithstanding anything in the memorandum or articles or in any agreement between a company and its directors, a director may be removed from office by way of shareholder resolution. Such resolution may only be passed (a) at a meeting of the shareholders called for such purposes including the removal of the director or (b) by a written resolution consented to by a shareholder or shareholders holding at least 75% of the voting rights.

The 2006 Act provides that a director may be removed from office by a resolution of the directors if the directors are expressly given such authority in the memorandum or articles, but our articles do not provide this authority.

A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any preferred stock, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).

Vacancy of Directors

Subject to any contrary provisions in a company’s memorandum or articles of association, a person may be appointed as a director (either to fill a vacancy or as an additional director) by a resolution of the directors or by a resolution of the shareholders.

Our articles provide that any vacancy resulting from, among other things, removal, resignation, conviction and disqualification, may be filled by another person willing to act as a director by way of shareholder resolution or resolution of our Board of Directors. Any director appointed by the Board of Directors will hold office only until the next annual general meeting of the Company, when he will be subject to retirement or re-election.

A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred stock, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of shareholders at which the term of the class of directors to which the newly elected director has been elected expires.

Interested Director Transactions	Under Isle of Man law, as soon as a director becomes aware of the fact that he is interested in a transaction entered into or to be entered into by the company, he must disclose this interest to the board of directors. Our articles provide that no director may participate in approval of a transaction in which he or she is interested.	Under Delaware law, some contracts or transactions in which one or more of a Delaware corporation’s directors has an interest are not void or voidable because of such interest provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. For an interested director transaction not to be voided, either the shareholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or the contract or transaction must have been “fair” as to the corporation at the time it was approved. If board or committee approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.

	Isle of Man Law	Delaware Law

Cumulative Voting	There is no concept of cumulative voting under Isle of Man law.	Delaware law does not require that a Delaware corporation provide for cumulative voting. However, the certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.

Shareholder Action Without a Meeting	A written resolution will be passed if it is consented to in writing by shareholders holding in excess of 50% of the rights to vote on such resolution. The consent may be in the form of counterparts, and our articles provide that, in such circumstances, the resolution takes effect on the earliest date upon which shareholders holding a sufficient number of votes to constitute a resolution of shareholders have consented to the resolution in writing. Any holder of B ordinary shares consenting to a resolution in writing is first required to certify that it is a permitted holder as defined in our articles. If any written resolution of the shareholders of the company is adopted otherwise than by unanimous written consent, a copy of such resolution must be sent to all shareholders not consenting to such resolution upon it taking effect.	Unless otherwise specified in a Delaware corporation’s certificate of incorporation, any action required or permitted to be taken by shareholders at an annual or special meeting may be taken by shareholders without a meeting, without notice and without a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting at which all shares entitled to vote were present and voted. All consents must be dated. No consent is effective unless, within 60 days of the earliest dated consent delivered to the corporation, written consents signed by a sufficient number of holders to take the action are delivered to the corporation.

Business Combinations	Under Isle of Man law, a merger or consolidation must be approved by, among other things, the directors of the company and by shareholders holding at least 75% of the voting rights. A scheme of arrangement (which includes, among other things, a sale or transfer of the assets of the company) must be approved by, among other things, the directors of the company, a 75% shareholder majority and also requires the sanction of the court.	With certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a Delaware corporation must be approved by the board of directors and a majority (unless the certificate of incorporation requires a higher percentage) of the outstanding shares entitled to vote thereon.

Interested Shareholders	There are no equivalent provisions under Isle of Man law relating to interested shareholders.	Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales and loans) with an “interested shareholder” for three years following the time that the shareholder becomes an interested shareholder. Subject to specified exceptions, an “interested shareholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.

	Isle of Man Law	Delaware Law

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation or its bylaws, or an amendment to its original certificate or bylaws that was approved by majority shareholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.

Limitations on Personal Liability of Directors	Under Isle of Man law, a director who vacates office remains liable under any provisions of the 2006 Act that impose liabilities on a director in respect of any acts or omissions or decisions made while that person was a director.	A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, shares repurchases or shares barring redemptions, or any transaction from which a director derived an improper personal benefit. A typical certificate of incorporation would also provide that if Delaware law is amended so as to allow further elimination of, or limitations on, director liability, then the liability of directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended. However, these provisions would not be likely to bar claims arising under U.S. federal securities laws.

Indemnification of Directors and Officers

A company may indemnify against all expenses, any person who is or was a party, or is threatened to be made a party to any civil, criminal, administrative or investigative proceedings (threatened, pending or completed), by reason of the fact that the person is or was a director of the company, or who is or was, at the request of the company, serving as a director or acting for another company.

Any indemnity given will be void and of no effect unless such person acted honestly and in good faith and in what such person believed to be in the best interests of the company and, in the case of criminal proceedings, had no reasonable cause to believe that the conduct of such person was unlawful.

Under Delaware law, subject to specified limitations in the case of derivative suits brought by a corporation’s shareholders in its name, a corporation may indemnify any person who is made a party to any third party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of directors who were not parties to the suit or proceeding (even though less than a quorum), if the person:

	Isle of Man Law	Delaware Law

•   acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

•   in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Delaware law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware law to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

Appraisal Rights	There is no concept of appraisal rights under Isle of Man law.	A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.

	Isle of Man Law	Delaware Law

Shareholder Suits

The Isle of Man Court may, on application of a shareholder, permit that shareholder to bring proceedings in the name and on behalf of the company (including intervening in proceedings to which the company is a party). In determining whether or not leave is to be granted, the Isle of Man Court will take into account such things as whether the shareholder is acting in good faith and whether the Isle of Man Court itself is satisfied that it is in the interests of the company that the conduct of the proceedings should not be left to the directors or to the determination of the shareholders as a whole.

Under Isle of Man law, a shareholder may bring an action against the company for a breach of a duty owed by the company to such shareholder in that capacity.

Under Delaware law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation, including for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated shareholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if such person was a shareholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Additionally, under established Delaware case law, the plaintiff generally must be a shareholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile. In such derivative and class actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Inspection of Books and Records

Upon giving written notice, a shareholder is entitled to inspect and to make copies of (or obtain extracts of) the memorandum and articles and any of the registers of shareholders, directors and charges. A shareholder may only inspect the accounting records (and make copies or take extracts thereof) in certain circumstances.

Our articles provide that no shareholder has any right to inspect any accounting record or other document of the company unless he is authorized to do so by statute, by order of the Isle of Man Court, by our Board of Directors or by shareholder resolution.

All shareholders of a Delaware corporation have the right, upon written demand, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.

	Isle of Man Law	Delaware Law

Amendment of Governing Documents	Under Isle of Man law, the shareholders of a company may, by resolution, amend the memorandum and articles of the company. The memorandum and articles of a company may authorize the directors to amend the memorandum and articles, but our memorandum and articles do not contain any such power. Our memorandum of association provides that our memorandum of association and articles of association may be amended by a special resolution of shareholders.	Under Delaware law, amendments to a corporation’s certificate of incorporation require the approval of shareholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required by Delaware law, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of Delaware law. Under Delaware law, the board of directors may amend bylaws if so authorized in the certificate of incorporation. The shareholders of a Delaware corporation also have the power to amend bylaws.

Dividends and Repurchases

The 2006 Act contains a statutory solvency test. A company satisfies the solvency test if it is able to pay its debts as they become due in the normal course of its business and where the value of the company’s assets exceeds the value of its liabilities.

Subject to the satisfaction of the solvency test and any contrary provision contained in a company’s articles, a company may, by a resolution of the directors, declare and pay dividends. Our articles provide that where the solvency test has been satisfied, our Board of Directors may declare and pay dividends (including interim dividends) out of our profits to shareholders according to their respective rights and interests in the profits of the company.

Under Isle of Man law, a company may purchase, redeem or otherwise acquire its own shares for any consideration, subject to, among other things, satisfaction of the solvency test.

Delaware law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Under Delaware law, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem those shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

Changes in Capital

The conditions in our articles of association governing changes in capital are not more stringent than as required under the 2006 Act. Our articles of association provide that our directors may, by resolution, alter our share capital. The 2006 Act subjects any reduction of share capital to the statutory solvency test. The 2006 Act provides that a company satisfies the solvency test if it is able to pay its debts as they become due in the normal course of the company’s business and where the value of the company’s assets exceeds the value of its liabilities.

C. Organizational Structure

We conduct our global operations through our Indian and international subsidiaries, including our majority-owned subsidiary Eros International Media Limited, or Eros India, a public company incorporated in India and listed on the BSE Limited and National Stock Exchange of India Limited, or the Indian Stock Exchanges. Our agent for service of process in the United States is Ken Naz, located at 550 County Avenue, Secaucus, New Jersey.

The Founders Group holds approximately 59.5% of our issued share capital, which comprise all of our B ordinary shares and certain A ordinary shares. Beech Investments, a company incorporated in the Isle of Man, is owned by discretionary trusts that include Eros founder Arjan Lulla and Eros directors Kishore Lulla, Vijay Ahuja and Sunil Lulla as potential beneficiaries.

The following diagram summarizes the corporate structure of our consolidated group of companies as of March 31, 2014:

Eros Organizational Chart (as of March 2014)

(a)	Eros India holds at least 99% of each of its Indian subsidiaries other than Big Screen Entertainment Private Limited (India).
(b)	Eros Digital Private Limited (India) holds the remaining 0.35% of Eros India’s Indian subsidiary Eros International Films Private Limited.
(c)	Ayngaran International Limited (Isle of Man) holds 51% of Ayngaran Anak Media Private Limited and 100% of each of its other subsidiaries.

D. Property, Plant and Equipment

Our properties consist primarily of studios, office facilities, warehouses and distribution offices, most of which are located in Mumbai, India. We own our corporate and registered offices in Mumbai and rent our remaining properties in India. Five of these leased properties are owned by members of the Lulla family. The leases with the Lulla family were entered into at what we believe were market rates. See “Part I. — Item 7. Major Shareholders and Related Party Transactions” and “Part I — Item 3. Key Information — D. Risk Factors. We have entered into certain related party transactions and may continue to rely on our founders for certain key development and support activities.” We also own or lease four properties in the United Kingdom, the United States and Dubai in connection with our international operations outside of India. Property, plant and equipment with a net carrying amount of approximately $10.1 million (2013: $11.5 million) have been pledged to secure borrowings, and we currently do not have any significant plans to construct new properties or expand or improve our existing properties.

The following table provides detail regarding our properties in India and globally.

Location	Size	Primary Use	Leased / Owned
Mumbai, India	13,992 sq. ft.	Corporate Office	Owned
Mumbai, India	2,750 sq. ft.	Studio Premises	Leased(1)
Mumbai, India	8,094 sq. ft.	Executive Accommodation	Leased(1)
Mumbai, India	120 sq. ft.	Film Negatives Warehouse	Leased
Mumbai, India	120 sq. ft.	Film Prints Warehouse	Leased
Mumbai, India	2,750 sq. ft.	Corporate	Owned
Delhi, India	2,200 sq. ft.	Film Distribution Office	Leased
Punjab, India	438 sq. ft.	Film Distribution Office	Leased
Mumbai, India	2,926 sq. ft.	DVD warehouse	Leased
Dubai, United Arab Emirates	536 sq. ft.	Corporate Office	Leased
Secaucus, New Jersey, U.S.	10,000 sq. ft.	Corporate Office	Leased(1)
London, England	7,549 sq. ft.	DVD Warehouse	Owned
London, England	4,506 sq. ft.	Corporate Office	Leased(1)

(1)	Leased directly or indirectly from a member of the Lulla family.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

You should read the information contained in the table below in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. The tables below set forth our results of operations, period over period comparisons are not adjusted for the fluctuations in exchange rates described in “Part I — Item 3. Key Information — A. Selected Financial Data.”

Outlook

Our primary revenue streams are derived from three channels: theatrical, television syndication and digital and ancillary. For fiscal 2014, the aggregate revenue from theatrical, television syndication and digital and ancillary was $107.5 million, $80.3 million and $47.7 million, respectively. In fiscal 2013, the aggregate revenue from theatrical, television syndication and digital and ancillary was $101.0 million, $74.4 million and $40.0 million, respectively. In fiscal 2012, the aggregate revenue from theatrical, television syndication and digital and ancillary was $90.6 million, $64.6 million and $51.3 million, respectively. The contribution from these three distribution channels can fluctuate year over year based on, among other things, our mix of films and budget levels, the size of our television syndication deals and our ability to license music in any particular year.

The largest component of our revenue is attributable to the theatrical distribution of our films in India. We anticipate that as additional multiplex theaters are built in India, there will be increased opportunities to exploit our film content theatrically. We expect that this multiplex theater growth coupled with the rise in ticket prices and the anticipated increase in the number of high budget Hindi and Tamil films in our slate will result in increased revenue. We expect this increase in revenue to be partially offset by increased distribution costs associated with broader distribution of film content, including increased print costs. In addition, in India, we cannot predict the share of theatrical revenue we will receive, as we currently negotiate film-by-film and exhibitor-by-exhibitor. Increasing the number of Tamil global releases in our film mix allows us to release multiple films simultaneously to the Hindi and Tamil market taking a greater combined share of the box office for that week. In November 2012 (Diwali), we released Son of Sardaar, a high budget Hindi film, as well as Thuppakki, a high budget Tamil film targeting different audiences in the same market. As we expand into other regional languages such as Telegu, we may see the composition of our film mix changing over time in order to allow us to successfully scale our business around Hindi as well as regional language content. At the same time, the distribution window for the theatrical release of films, and the window between the theatrical release and distribution in other channels, have each been compressing in recent years and may continue to change. Further shortening of these periods could adversely impact our revenues if consumers opt to view a film on one channel over another, resulting in channels cannibalizing revenue from each other.

We expect that the continued volatility in the value of the Indian Rupee against foreign currency will continue to have an impact on our business. The Indian Rupee experienced an approximately 6.7% drop in value as compared to the U.S. dollar in fiscal 2013. In fiscal 2014 the drop was 10.7%. In August 2013, the Indian Rupee had dropped as much as 26.9% relative to the U.S. dollar from the beginning of 2013. Since the end of fiscal 2014 to the end of May 2014 the Indian Rupee has experienced a 1.5% improvement however changes in the growth of the Indian economy and the combined volatility of the Indian Rupee, may adversely affect our business.

A substantial portion of our revenue is also derived from television syndication. Because of increased demand for Indian film content on television in India as the number of direct to home, or DTH, subscribers increases and the cable industry migrates toward digital technology, resulting in a significant increase in demand for premium content such as movies and sports and a resultant increase in licensing fees payable to us by satellite and cable television operators. However, as competitors with compelling products, including international content providers, expand their content offerings in India, we expect competition for television syndication revenues to increase, and license fees for such content could decrease.

In December 2012, we announced an exclusive collaboration with HBO Asia to launch two new premium television channels in India, purely on digital platforms such as DTH and digital cable. The channels were launched on the DISH and Airtel DTH platforms in February 2013 and on Hathway and GTPL digital cable platforms in August 2013 with anticipated launches on other DTH and cable platforms during the remainder of fiscal 2014. We are currently generating no revenue from the HBO Asia collaboration and do not anticipate any revenues from this collaboration until fiscal 2015. We expect to provide approximately 110 titles per year, including ten to twelve new release titles or first run films, and a combination of exclusive and non-exclusive library titles, to the two HBO channels to complement Hollywood film and television content from HBO Asia. Both the channels are advertising-free and available as standard as well as high definition channels. Both HBO Asia and Eros will provide content in the first window after theatrical release to these two channels. However in a competitive environment we may not be able to attract as many subscribers as we would have hoped to for the premium channels and it may also adversely affect our ability to maximize licensing revenues from other television channels.

Currently, the remainder of our revenue is derived from digital distribution and ancillary products and services. With a significant portion of the Indian and international population moving toward adoption of digital technology, we are increasing our focus on providing on-demand services. We have expanded our digital presence with the launch of our on-demand entertainment portal Eros Now, which leverages our film and music libraries by providing ad-supported and subscription-based streaming of film and music content via internet-enabled devices. We also have an ad-supported YouTube portal site on Google that hosts an extensive collection of clips of our content. Accordingly, we anticipate that our revenue and costs associated with digital distribution are likely to increase over time.

We anticipate that our costs associated with the co-production and acquisition of film content are likely to increase over time as we continue to focus more on investing in high budget Hindi films as well as high budget Tamil films. In addition, increased competition in the Indian film entertainment industry, including from international film entertainment providers such as Disney, Time Warner Cable and Viacom, is likely to cause the cost of film production and acquisition to increase. In fiscal 2014, we invested approximately $163.2 million in film content,and in fiscal 2015 we expect to invest approximately $180 million in film content.

We anticipate our administrative costs will increase as we expand our management team, especially to support the expansion of our digital businesses. In addition, our administrative costs will increase due to the costs of this offering and the costs associated with being a U.S.-listed public company. Although aggregate spending will increase, we do not anticipate that this will result in a material change in aggregate administrative costs as a percentage of revenue.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with IFRS as issued by the IASB, which requires management to make estimates, judgments and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Management considers the following accounting policies to be critical because they are important to our financial condition and results of operations and require significant judgment and estimates on the part of management in their application. The development and selection of these critical accounting policies have been determined by our management and the related disclosures have been reviewed with the Audit Committee of our board of directors. For a summary of all our accounting policies, see Note 3 to our audited Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 20-F.

Use of estimates

Estimates and judgments are evaluated on a regular basis and are based on historical experience and other factors, such as expectations of future events that are believed to be reasonable under the present circumstances. We make estimates and assumptions concerning the future, and these estimates, by definition, may differ materially from actual results.

Revenue

Revenue is measured by reference to the fair value of consideration received or receivable from customers. Revenue arising from the distribution or other exploitation of films and other content produced by third parties or by us, is recognized, net of sales taxes, when persuasive evidence of an arrangement exists, the fees are fixed or determinable, the product or service is available for delivery and collectability is reasonably assured. Cash received and amounts invoiced in connection with contractual arrangements for which revenue is not yet recognizable pursuant to these criteria, such as pre-sale amounts, is classified as deferred revenue. We consider the terms of each specific arrangement to determine the appropriate accounting treatment for revenue recognition. The following additional criteria apply to certain of our specific revenue streams:

•	Theatrical: We recognize revenue based on our share of third party reported box office receipts for the measurement period. In instances where we have a minimum guarantee, we recognize that amount if due on or prior to the measurement date, but never prior to delivery or on the release date.
•	Television: Revenues are recognized when the content is available for delivery. Royalty and other revenues from premium pay television are recognized based on reporting to us by the counterparty such as a television operator for providing programming services on mutually negotiated contractual terms.
•	Digital and ancillary: Where we distribute through a sub-distributor, we recognize DVD, CD and video minimum guarantee revenues on the contract date and we recognize additional revenues as reported by third party licensees. Provision is made for returns where applicable. Digital and ancillary revenues are recognized at the earlier of when the content is accessed or reported by the contractual counterparty. Visual effects, production and other fees for services rendered by us and overhead recharges are recognized in the period in which they are earned, and the stage of production is used to determine the proportion recognized in the period.

Intangible assets

We are required to identify and assess the income generating life of each intangible asset. Judgment is required in making these determinations and setting an amortization rate for such assets. We test annually whether there are any indications of impairment of our intangible assets in accordance with IAS 36: Impairment of Assets. Management also regularly reviews and revises its estimates when necessary, which may result in a change in the rate of amortization and/or a write down of the asset to fair value.

Accounting for film content under IFRS requires management’s judgment regarding total revenues to be received on such film content and costs to be incurred throughout the income generating life of such film or its license period, whichever is the shorter. Where we make an advance to secure film content or the services of talent associated with a film product, we also consider the recoverability of such advance, or the likelihood that such advance will result in a saleable asset. Judgments are also used to determine the amortization of capitalized film content costs where management seeks to write down the capitalized cost of content in line with the expected revenues arising from the content. For first release film content, we use a stepped method of amortization based on management’s judgment taking into account historic and expected performance, writing off a significant portion of the capitalized cost for such films in the first 12 months of their initial commercial exploitation, and then the balance over the lesser of the term of the rights held by us and nine years. Similar management judgment taking into account historic and expected performance is used to apply a stepped method of amortization on a quarterly basis within the first 12 months, writing off a significant portion of the capitalized cost in the quarter of theatrical release and the subsequent quarter. In fiscal 2009 and prior fiscal years, the balance of capitalized film content costs were amortized over a maximum of four years rather than nine. In the case of film content that we acquire after its initial exploitation, commonly referred to as library, amortization is spread evenly over the lesser of ten years after our acquisition or our license period. Management applies this method by using its judgment to write down the capitalized cost of film content during its first 12 months of commercial exploitation and in line with the expected revenues arising from the content over its estimated useful life. Each of these calculations requires judgments and estimates to be made, and, as with goodwill, an unforeseen event could cause us to revise these judgments and assumptions affecting the value of the intangible assets. There may be instances where the useful life of an asset is shortened to reflect the uncertainty of its estimated income generating life. This is particularly the case when acquiring assets in markets that we have not previously exploited.

Valuation of available-for-sale financial assets.

We follow the guidance of IAS 39: Financial Instruments: Recognition and Measurement, or IAS 39, to determine, where possible, the fair value of its available-for-sale financial assets. This determination requires significant judgment. In making this judgment, we evaluate, among other factors, the duration and extent to which the fair value of an investment is less than its cost and the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flow.

Derivative financial instruments

We use derivative financial instruments to reduce its exposure to interest rate movements.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in the profit or loss depends on the nature of the hedge relationship.

Income taxes and deferred taxation

We are subject to income taxes in various jurisdictions. Judgment is required in determining the worldwide provision for income taxes, taking into account management’s analysis of future taxable income, reversing temporary differences and preparing ongoing tax planning strategies. During the normal course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Judgment is also used when determining whether we should recognize a deferred tax asset and tax credit, based on whether management considers that there is sufficient certainty in future earnings to justify the carry forward of assets created by tax losses and tax credit.

Where the ultimate outcome of a transaction is different than was initially recorded, there may be an impact on the income tax and deferred tax provisions.

Share-based payments

We are required to evaluate the terms to determine whether share based payment is equity or cash settled. Further, we are required to measure the fair value of equity settled transactions with employees at the grant date of the equity instruments. The fair value is determined principally using the Black-Scholes model which requires assumptions regarding interest free rates, share price volatility and the expected life of an employee equity instrument. For further discussion of the basis and assumptions used to determine fair value, see Note 25 to our audited consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F.

Goodwill and trade name

Our management tests annually whether goodwill and our trade name has suffered impairment, in accordance with our accounting policies and practices. In respect of goodwill, in accordance with IFRS rules, the recoverable amount of cash-generating units has been determined based on value in use calculations. These calculations require estimates to be made which are based on management assumptions. However, if there is an unforeseen event which materially affects these assumptions, such event could lead to a write down of goodwill.

While assessing any impairment of goodwill as at March 31, 2014, the value in use was determined using a discounted cash flow method. Estimated cash flows based on internal four year forecasts were developed and a pre-tax discount rate of 12.1% and a terminal growth rate of 4.0% were applied. The assessment of impairment of the trade name was based on a value in use measurement using the relief from royalty method and by then applying a pre-tax discount rate of 14.1% and a terminal growth rate of 4.0%.

Basis of consolidation

We evaluate arrangements with special purpose vehicles in accordance with IFRS 10: Consolidated Financial Statements, or IFRS 10, to establish how transactions with such entities should be accounted for. This requires judgment over control and the balance of the risks and rewards attached to the arrangements.

Year Ended March 31, 2014 Compared to Year Ended March 31, 2013

	Year ended March 31,			As a % of revenue
	2014	2013	Change	2014	2013
	(in thousands)
Revenue	$235,470	$215,346	9.3%	100.0%	100.0%
Cost of sales	(132,933)	(134,002)	(0.8)	56.5	62.2
Gross profit	102,537	81,344	26.1	43.5	37.8
Administrative costs	(42,680)	(26,308)	62.2	18.1	12.2
Operating profit	59,857	55,036	8.8	25.4	25.6
Net finance costs	(7,517)	(1,469)	411.7	3.2	0.7
Other losses	(2,353)	(7,989)	(70.5)	1.0	3.7
Profit before tax	49,987	45,578	9.7	21.2	21.2
Income tax expense	(12,843)	(11,913)	7.8	5.5	5.5
Net income	$37,144	$33,665	10.3%	15.8%	15.6%

The following table sets forth, for the period indicated, the revenue by geography area and by customer location.

	Year ended March 31,
	2014	2013	Change
	(in thousands)
India	$117,647	$135,292	(13.0)%
Europe	22,245	35,147	(36.7)
North America	14,017	12,678	10.6
Rest of the world	81,561	32,229	153.1
Total revenues	$235,470	$215,346	9.3%

Revenue. Revenue increased by 9.3% to $ 235.5 million, compared to $215.3 million in fiscal 2013 (excluding the impact of foreign currency fluctuations, revenue increased 15.8%, or $32.2 million). Our revenue growth was driven partly by an increase in theatrical revenue in fiscal 2014. The growth in our theatrical revenue reflected in particular the success of our globally released Hindi films, Raanjhanaa, Grand Masti, Singh Saab the Great, Goliyon Ki Rasleela-Ram-leela, R... Rajkumar, and Jai Ho, as well as our first Telugu global release One Nennokodine. Television syndication revenue remained strong in fiscal 2014, with our high and medium budget films helping us syndicate attractive bundles of new and library films. While we released four high budget films in fiscal 2014 compared to six high budget films in fiscal 2013, in fiscal 2014 we increased our number of medium budget films to 21 as compared to 13 medium budget films in fiscal 2013. In fiscal 2014 our four high budget films of which three were Hindi and one was Telugu, while none were Tamil, as compared to fiscal 2013, in which out of six high budget films, four were Hindi and two were Tamil.

We derived approximately 50.0% of our fiscal 2014 revenues from customers located outside of India. This percentage is calculated (as required under International Financial Reporting Standards) based on where the customer who entered into a contract with us is located and not necessarily on the geography of the rights being exploited or licensed. To that extent, this net revenue by customer location may not be reflective of the potential of any given market. As a result of changes in the location of our customers, our revenue by customer location may vary year to year.

Underlying revenues from India as a market continued to grow. Revenue by customer location from India decreased by 13.0% or $17.6 million in fiscal 2014 attributable to a $8.8 million reduction in revenue as a result of the translation impact due to exchange rate movement, together with impact of customer location variations. For example, while more revenue may be attributable to customers located outside of India, we believe some of the content was still exploited and licensed in India by these customers. Revenue by customer location from Europe decreased by 36.7% or $12.9 million in fiscal March 31, 2014 due to a decline in production services revenue in fiscal 2014, partially offset by increased contributions from television sales. Revenue by customer location from North America increased 10.6% or $1.3 million in fiscal March 31, 2014 due to increased digital and syndication revenues. Revenue from the rest of the world increased 153.1% or $49.3 million in fiscal March 31, 2014 due to an increase in catalogue syndication sales with respect to television as well as digital and ancillary rights, along a wider release of some of the theatrical films.

Cost of sales. Cost of sales decreased by 0.8% or $1.1 million. The decrease was primarily due to a decrease in film amortization costs of $2.3 million in fiscal 2014 driven by lower investment in our new release slate as compared to fiscal 2013 partially offset by the cumulative impact of amortization costs associated with our larger film library. Other costs of sales, which principally consist of advertising and print costs, increased by $1.2 million, reflecting an increase in advertising costs of $3.6 million which reflects reflecting the wider release pattern of films in the year as compared to fiscal 2013, offset by a reduction in other costs, including content advance and other impairments, of $2.3 million.

Gross profit. Gross profit increased by 26.1% or $21.2 million, primarily due to the improved margins reflecting the higher than proportionate increase in revenues, relative to the lower cost of the mix of new film releases and the resulting lower amortization charge. As a percentage of revenues our gross profit margin increased to 43.5% in fiscal 2014 from 37.8% in fiscal 2013.

Administrative costs. Administrative costs increased by 62.2% or $16.4 million, which was attributable to a increase of $16.5 million in share based payment charges compared to fiscal 2013, and partially offset by $1.7 million of additional overhead in fiscal 2013 which includes an increase of personnel costs of $1.6 million. The share based payment charges in fiscal 2014 principally arose from various directors, including our chief executive officer and chairman, and staff share grants associated with the listing on the New York Stock Exchange.

Net finance costs. Net finance costs, excluding the impact of foreign currency fluctuations, increased by 411.7% or $6.0 million due to an overall increase in net debt levels and an increase in high cost short-term borrowings within India and a corresponding decrease in interest income from cash deposits within India.

Other losses. Other losses decreased by 70.5% or $5.6 million. Other losses in fiscal 2014 were principally comprised of a $8.2 million of costs associated with our New York Stock Exchange listing, other than the cost of employee share and option grants, which principally comprised of legal, accounting, printing and other travel costs; a $5.2 million interest rate derivative gain; and a net foreign exchange gain of $0.7 million. The derivative gain reflected the movement in long term expectations in respect of U.S. dollar interest rates. The foreign exchange gain in fiscal 2014 was mainly caused by the overall fluctuations in the Indian Rupee and British pound Sterling as compared to the U.S. dollar, which impacted U.S. dollar denominated loans in our Indian subsidiary and British pound Sterling deposits.

Income tax expense. Income tax expense increased by 7.8% or $0.9 million and our effective tax rate was 25.7% in fiscal 2014, compared to 26.1% in fiscal 2013. The decrease in our effective rate principally reflects changes to the profits chargeable to taxation in India offset by an increase in tax rates in India during fiscal 2014. Derivative gains and transaction costs relating to equity transactions are not chargeable or deductible for income tax purposes. Our income tax expense in fiscal 2014 included $6.5 million of estimated current tax expense and $6.4 million of estimated deferred tax expense.

Year Ended March 31, 2013 Compared to Year Ended March 31, 2012

	Year ended March 31,			As a % of revenue
	2013	2012	Change	2014	2013
	(in thousands)
Revenue	$215,346	$206,474	4.3%	100.0%	100.0%
Cost of sales	(134,002)	(117,044)	14.5	62.2	56.7
Gross profit	81,344	89,430	(9.0)	37.8	43.3
Administrative costs	(26,308)	(27,992)	(6.0)	12.2	13.6
Operating profit	55,036	61,438	(10.4)	25.6	29.8
Net finance costs	(1,469)	(1,009)	45.6	0.7	0.5
Other gains/(losses)	(7,989)	(6,790)	17.7	3.7	3.3
Profit before tax	45,578	53,639	(15.0)	21.2	26.0
Income tax expense	(11,913)	(10,059)	18.4	5.5	4.9
Net income	$33,665	$43,580	(22.8)%	15.6%	21.1%

The following table sets forth, for the period indicated, the revenue by geography area and by customer location.

	Year ended March 31,
	2013	2012	Change
	(in thousands)
India	$135,292	$136,942	(1.2)%
Europe	35,147	26,852	30.9
North America	12,678	8,379	51.3
Rest of the world	32,229	34,301	(6.0)
Total revenues	$215,346	$206,474	4.3%

Revenue. Revenue was $215.3 million in fiscal 2013, compared to $206.5 million in fiscal 2012, an increase of $8.8 million, or 4.3%. We released 77 films in each of fiscal 2013 and fiscal 2012. In fiscal 2013, six were high budget films (two of which were Tamil films) and 13 were medium budget films, compared to five high budget films and five medium budget films in fiscal 2012. In fiscal 2013, we released three Tamil films globally.

Our revenue growth was primarily attributable to an increase in Indian theatrical revenue in fiscal 2013, resulting from increased average ticket prices. The growth in our theatrical revenues reflected in particular the success of our globally released Hindi films, Housefull 2, Cocktail, Son of Sardaar, Khiladi 786, Teri MeriKahanni, Vicky Donor and English Vinglish, as well as Thuppakki, Maattrraan and Kadal, which were notable Tamil film releases in fiscal 2013. Television syndication revenue remained strong in fiscal 2013, with our high budget films helping us continue to syndicate attractive bundles of new and library films. While we released six high budget films in fiscal 2013 compared to five high budget films in fiscal 2012, in fiscal 2013 we increased our medium budget films from five to 13. Also in fiscal 2013, two of our high budget films were Tamil films as compared to none in fiscal 2012.

Revenue by customer location from India was $135.3 million in fiscal 2013, compared to $136.9 million in fiscal 2012, a decrease of $1.6 million, or 1.2%, principally reflecting impact of foreign exchange fluctuation and lower television sales because we did not monetize certain assets through television syndication in preparation for our collaboration with HBO Asia offset by the growth in theatrical revenue. Revenue from Europe was $35.1 million in fiscal 2013, compared to $26.9 million in fiscal 2012, an increase of $8.2 million, or 30.5%, principally reflecting an increase in television sales. Revenue from North America was $12.7 million in the year ended March 31 2013, compared to $8.4 million in fiscal 2012, an increase of $4.3 million, or 51.2%, principally reflecting increased digital and syndication revenues. Revenue from the rest of the world was $32.2 million in fiscal 2013, compared to $34.3 million in fiscal 2012, a decrease of $2.1 million, or 6.1%, principally reflecting a decrease in digital and ancillary revenues.

Cost of sales. Cost of sales was $134.0 million in fiscal 2013, compared to $117.0 million in fiscal 2012, an increase of $17.0 million, or 14.5%. The increase was primarily due to an increase in film amortization costs of $15.4 million in the period, driven by an increased investment in our new release slate as well as library films in fiscal 2013 and the cumulative impact of amortization costs associated with our larger film library. Other costs of sales, which principally consist of advertising and print costs, increased by $1.6 million, reflecting a $5.5 million charge to costs of sales in fiscal 2013 due to the rescinding of a sales contract, partially offset by a reduction in print costs and associated costs as we continued to increase globally the usage of digital prints as opposed to other physical formats.

Gross profit. Gross profit was $81.3 million in fiscal 2013, compared to $89.4 million in in fiscal 2012, a decrease of $8.1 million, or 9.1%, driven primarily by the increase in cost of sales, which was partially offset by an increase in revenue. As a percentage of revenue, our gross profit margin decreased to 37.8% in fiscal 2013 from 43.3% in fiscal 2012.

Administrative costs. Administrative costs, including rental, legal, travel and audit expenses, were $26.3 million in fiscal 2013, compared to $28.0 million in in fiscal 2012, a decrease of $1.7 million, or 6.1%, which was attributable to a decrease of $3.4 million in share based payment charges compared to fiscal 2012, and partially offset by $1.7 million of additional overhead in fiscal 2013 which includes an increase of personnel costs of $0.6 million. As a percentage of revenue, administrative costs were 12.2% in fiscal 2013, compared to 13.6% in in fiscal 2012. The share based payment charges are ongoing charges arising from the Indian Initial Public Offering, or Indian IPO, share option scheme and the Joint Share Ownership Plan, or JSOP, scheme adopted in April 2012. Costs incurred for the anticipated listing on the New York Stock Exchange during fiscal 2012, excluding costs for employee share grants which have been included in profit or loss in accordance with IFRS, were deferred and recorded as prepaid charges in trade and other receivables.

Net finance costs. Net finance costs in fiscal 2013 were $1.5 million, compared to $1.0 million in in fiscal 2012, an increase of $0.5 million, or 50.0%. The increase was primarily attributable to continued investment in our film slate, which impacted net debt levels during fiscal 2013.

Other gains and losses. Other losses in fiscal 2013 were $8.0 million, compared to a loss of $6.8 million in fiscal 2012, an increase of $1.2 million, or 17.6%. Other losses in fiscal 2013 were principally comprised of a $5.7 million interest rate derivative charge, a net foreign exchange loss of $1.9 million and loss on sale of assets of $0.4 million, compared to a loss of $6.8 million in fiscal 2012, principally arising from a foreign exchange loss of $1.1 million, a $4.3 million interest rate hedging charge and $1.3 million in respect of a provision for our available-for-sale equity investments. The foreign exchange loss in fiscal 2013 was mainly caused by the fall of the Indian Rupee and sterling as compared to the U.S. dollar, which impacted U.S. dollar denominated loans to our Indian subsidiary and sterling deposits.

Income tax expense. Income tax expense in fiscal 2013 was $11.9 million, compared to $10.1 million in fiscal 2012, an increase of $1.8 million, or 17.8%. Our effective tax rate was 26.1% in fiscal 2013, compared to 18.8% in fiscal 2012. The increase in our effective rate reflects the increase in the amount of profits subject to taxation within India in fiscal 2013 compared to fiscal 2012, together with the impact of hedging charges, which are not deductible for income tax purposes. Our income tax expense in fiscal 2013 included $7.1 million of estimated current tax expense and $4.8 million of estimated deferred tax expense. The increase in income tax expense was also impacted by the dividend distribution income tax payable on the dividend declared by our Indian subsidiary in fiscal 2013.

Exchange Rates

Our reporting currency is the U.S. dollar. Transactions in foreign currencies are translated at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated into U.S. dollars at the exchange rates at the date of the applicable statement of financial position. For the purposes of consolidation, all income and expenses are translated at the average rate of exchange during the period covered by the applicable statement of income and assets and liabilities are translated at the exchange rate prevailing on the date of the applicable statement of financial position. When the U.S. dollar strengthens against a foreign currency, the value of our sales and expenses in that currency converted to U.S. dollars decreases. When the U.S. dollar weakens, the value of our sales and expenses in that currency converted to U.S. dollars increases.

Recently, there have been periods of higher volatility in the Indian Rupee and U.S. dollar exchange rate. This volatility is illustrated in the table below for the periods indicated:

	Period End	Average(1)	High	Low
Fiscal Year
2010	44.95	47.18	50.48	44.94
2011	44.54	45.46	47.49	43.90
2012	50.89	48.01	53.71	44.00
2013	54.52	54.36	57.13	50.64
2014	60.35	60.35	68.80	53.65
Months
October 2013	61.61	61.61	62.46	61.07
November 2013	62.39	62.52	63.73	61.74
December 2013	61.92	61.81	62.38	60.87
January 2014	62.63	62.11	63.09	61.45
February 2014	61.78	62.16	62.63	61.78
March 2014	60.00	60.95	62.17	59.89
April 2014	60.34	60.36	61.09	59.88
May 2014	59.10	59.32	60.23	58.46

(1)	Represents the average of the exchange rates on the last day of each month during the period for all fiscal years presented, and the average of the noon buying rate for all days during the period for all months presented.

This volatility in the Indian Rupee as compared to the U.S. dollar and the increasing exchange rate has impacted our results of operations as shown in the table below comparing the reported results against constant currency comparables based upon the average rate of exchange for the year ended March 31, 2014, of INR 59.89 to $1.00. In addition to the impact on gross profit, the volatility during the year ended March 31, 2014 also led to a non-cash foreign exchange gain of $0.6 million principally on our Indian subsidiaries’ foreign currency loans in the year ended March 31, 2014 compared to a non-cash foreign exchange loss of $1.9 million in the year ended March 31, 2013 reflected in other gains and losses.

	Year ended March 31,
	2014		2013		2012
	(in thousands)
	Reported	Constant Currency	Reported	Constant Currency	Reported	Constant Currency
Revenue	$235,470	$235,470	$215,346	$203,303	$206,474	$179,185
Cost of sales	(132,933)	(132,933)	(134,002)	(125,104)	(117,044)	(103,785)
Gross Profit	$102,537	$102,537	$81,344	$78,199	$89,430	$75,400

The percentage change for the data comparing the constant currency amounts against the reported results referenced in the table above:

	Year ended March 31,
	2014	2013	2012
Revenue	—%	(5.6)%	(13.2)%
Cost of sales	—	(6.6)	(11.3)
Gross profit	—%	(3.9)%	(15.7)%

The Indian Rupee experienced an approximately 6.7% drop in value as compared to the U.S. dollar in fiscal 2013, in fiscal 2014 the drop was 10.7%. In August 2013, the Indian Rupee had dropped as much as 26.9% relative to the U.S. dollar from the beginning of 2013. Since the end of fiscal 2014 to the end of May 2014 the Indian Rupee has experienced a 1.5% improvement however changes in the growth of the Indian economy and the combined volatility of the Indian Rupee, may adversely affect our business.

B. Liquidity and Capital Resources

Our operations and strategic objectives require continuing capital investment, and our resources include cash on hand and cash provided by operations, as well as access to capital from bank borrowings and access to capital markets. Management believes that cash generated by or available to us should be sufficient to fund our capital and liquidity needs for at least the next 12 months.

Our future financial and operating performance, ability to service or refinance debt and ability to comply with covenants and restrictions contained in our debt agreements will be subject to future economic conditions, the financial health of our customers and suppliers and to financial, business and other factors, many of which are beyond our control. Furthermore, management believes that working capital is sufficient for our present requirements.

	Year ended March 31,
	2014	2013	2012
	(in thousands)
Current assets	$258,275	$202,724	$231,712
Current liabilities	128,580	110,727	105,134
Working capital	$129,695	$91,997	$126,578

Indebtedness

As of March 31, 2014, we had aggregate outstanding indebtedness of $258.1 million, and cash and cash equivalents of $145.4 million. At March 31, 2014 the total available facilities were comprised of (i) revolving credit facilities, secured term loans, and overdraft facility of $216.9 million at Eros India and Eros Worldwide, (ii) other facilities of $6.8 million at Eros International USA Inc., Eros Worldwide, and Eros International Films Private Limited, or Eros Films, and (iii) a committed $21.0 million secured overdraft facility at Eros International Limited. In addition, at March 31, 2014, $13.3 million of unsecured commercial paper had been issued by Eros India. As at March 31, 2014 there were undrawn amounts under our facilities of $19.8 million.

As of March 31, 2014
(in thousands)
Eros India
Secured revolving credit facilities	$24,158
Secured term loans	24,522
Unsecured overdraft	9,510
Unsecured commercial paper	13,320
Vehicle loans	12
Total	71,522
Eros International Limited
Secured overdraft	21,034
Eros International USA Inc.
Vehicle loans	26
Eros Worldwide
Revolving credit facility(1)	158,750
Interest swap financing facility	6,801
Total	165,551
Total	$258,133

(1)	Borrowers under the revolving credit facility are Eros International Plc, Eros Worldwide, and Eros International USA Inc.

Certain of our borrowings and loan agreements, including our new credit facility, contain customary covenants, including covenants that restrict our ability to incur additional indebtedness, create or permit liens on our assets or engage in mergers and acquisitions. Such agreements also contain various customary events of default with respect to the borrowings, including the failure to pay interest or principal when due and cross default provisions, and, under certain circumstances, lenders may be able to require repayment of loans to Eros India or Eros Films prior to their maturity. If an event of default occurs and is continuing, the principal amounts outstanding, together with all accrued unpaid interest and other amounts owed may be declared immediately due and payable by the lenders. If such an event were to occur, we would need to pursue new financing that may not be on as favorable terms as our current borrowings. We are currently in full compliance with all of our agreements governing indebtedness.

Borrowings under our revolving credit facility maturing in 2017 bear interest at LIBOR, or in the case of future borrowings in Euros, EURIBOR, floating rates with margins between 1.9% and 2.9% plus mandatory cost. Borrowings under our term loan facilities, overdraft facility and revolving credit facilities at Eros India and Eros Films mature between 2014 and 2018 and bear interest at fluctuating interest rates pursuant to the relevant sanction letter governing such loans. As of March 31, 2014, our unsecured commercial paper issued by Eros India bore discount rates between 10.7% and 13.0% and has maturity dates ranging from one month to six months of the date of issuance thereof.

We expect to renew or extend our borrowings as they reach maturity. As at March 31, 2014 there were no undrawn amounts on our existing financing arrangements.

Sources and Uses of Cash

	Year Ended March 31,
	2014	2013	2012
	(in thousands)
Net cash from operating activities	$132,532	$137,447	$123,690
Net cash used in investing activities	$(161,020)	$(182,328)	$(147,654)
Net cash from financing activities	$69,397	$11,471	$51,756

Year ended March 31, 2014 Compared to Year Ended March 31, 2013

Net cash from operating activities in fiscal 2014 was $132.5 million, compared to $137.4 million in fiscal 2013, a decrease of $4.9 million, or 3.6%, which included a decrease in income taxes paid of $5.6 million and an increase in interest paid of $5.0 million, from fiscal 2013. In addition, there was an increase in working capital of $30.9 million in fiscal 2014 primarily due to an increase in trade receivables of $32.0 million and an increase of $0.9 million in trade payables compared to a $13.6 million increase in trade payables and an increase in trade receivables of $21.3 million in fiscal 2013.

Net cash used in investing activities in fiscal 2014 was $161.0 million, compared to $182.3 million in fiscal 2013, a decrease of $21.3 million, or 11.7%, reflecting the change in the number and mix of films released in fiscal 2014 and our investment in film content in future years. Our investment in film content in fiscal 2014 was $163.2 million, compared to $186.7 million in fiscal 2013, a decrease of $23.6 million, or 12.6%.

Net cash from financing activities in fiscal 2014 was $69.4 million, compared to $11.5 million in fiscal 2013, an increase of $57.9 million, or 505.0%, attributable to net share capital procceds of $50.7 million from our NYSE listing, net proceeds of short-term borrowings of $10.4 million and proceeds of net long-term borrowings of $8.1 million.

Year Ended March 31, 2013 Compared to Year Ended March 31, 2012

Net cash from operating activities in fiscal 2013 was $137.5 million, compared to $123.7 million in fiscal 2012, an increase of $13.8 million, or 11.2%, notwithstanding an increase in income taxes and interest paid in fiscal 2013 of $9.1 million and $4.7 million, respectively. In addition, there was an increase in working capital of $7.4 million in fiscal 2013 primarily due to an increase in trade receivables of $21.3 million and a decrease of $13.6 million in trade payables compared to a decrease of $5.9 million in trade payables and an increase in trade receivables of $27.7 million in fiscal 2012.

Net cash used in investing activities in fiscal 2013 was $182.3 million, compared to $147.7 million in fiscal 2012, an increase of $34.6 million, or 23.4%, reflecting an increase in our investment in film content in fiscal 2013 and future years. Our investment in film content in fiscal 2013 was $186.7 million, compared to $148.7 million in fiscal 2012, an increase of $38.0 million, or 25.6%, reflecting ongoing investments in our film library.

Net cash from financing activities in fiscal 2013 was $11.5 million, compared to $51.8 million in fiscal 2012, a decrease of $40.3 million, or 77.8%, attributable to a repayment of net short-term borrowings of $7.0 million and proceeds of net long-term borrowings of $9.1 million and proceeds from our sale of some of our Eros India shares. In December 2012, we sold 2.8% of our holding in Eros India to meet the minimum public shareholding requirement of 25% under Indian law for $9.4 million in net proceeds.

Capital Expenditures

In fiscal 2014, we invested $163.2 million in film content, and in fiscal 2015 we expect to invest approximately $180 million in film content.

C. Research and development

Not applicable

D. Trend information

New accounting pronouncements issued but not yet effective

Certain new standards, interpretations and amendments to existing accounting standards have been published (as follows), but have not yet been applied in these financial statements.

In November 2009, the IASB issued IFRS 9 “Financial Instruments” (“IFRS 9”), “Classification and Measurement”. This standard introduces certain new requirements for classifying and measuring financial assets and liabilities and divides all financial assets that are currently in the scope of IAS 39 into two classifications, those measured at amortized cost and those measured at fair value. In October 2010, the IASB issued a revised version of IFRS 9.

The revised standard adds guidance on the classification and measurement of financial liabilities. IFRS 9 requires entities with financial liabilities designated at fair value through profit or loss to recognize changes in the fair value due to changes in the liability’s credit risk in other comprehensive income. However, if recognizing these changes in other comprehensive income creates an accounting mismatch, an entity would present the entire change in fair value within profit or loss. There is no subsequent recycling of the amounts recorded in other comprehensive income to profit or loss, but accumulated gains or losses may be transferred within equity. In November 2013, IASB finalized the new hedge accounting guidance which forms part of IFRS 9. There have been significant changes to the types of transactions eligible for hedge accounting. In addition, the ineffectiveness test was overhauled and replaced with the principle of an ‘economic relationship’.

The mandatory effective date for IFRS 9 is removed temporarily and IASB will determine a new mandatory effective date when it has finalized the requirements for all the other phases of the project to replace IAS 39. Earlier application is permitted. We are currently evaluating the impact that this new standard will have on our consolidated financial statements.

In May 2013, the IASB issued an amendment to IAS 36 “Impairment of Assets” to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. This Amendment is effective for annual periods beginning on or after January 1, 2014.

We have evaluated the requirements of the above amendment and do not believe that the adoption of this amendment will have a material effect on our consolidated financial statements.

In May 2014, the IASB issued two amendments with respect to IAS 16 “Property, Plant and Equipment” (“IAS 16”) and IAS 38 “Intangible Assets” (“IAS 38”) dealing with acceptable methods of depreciation and amortization.

The amended IAS 16 prohibits entities from using a revenue based depreciation method for items of property, plant and equipment. Further the amendment under IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible assets. However this presumption can only be rebutted in two limited circumstances:

a)	the intangible is expressed as a measure of revenue (when the predominant limiting factor inherent in an intangible asset is the achievement of a contractually specified revenue threshold); or
b)	it can be demonstrated that revenue and the consumption of economic benefits of the intangible assets are highly correlated. In these circumstances, revenue expected to be generated from the intangible assets can be an appropriate basis for amortization of the intangible asset.

The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. We are currently evaluating the impact that this amendment to IAS 16 and IAS 38 will have on our consolidated financial statements.

In May 2014, the IASB issued “Revenue from Contract with Customers” (“IFRS 15”). IFRS 15 replaces the IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Program”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfers of Assets from Customers” and SIC-31 “Revenue - Barter Transactions Involving Advertising Services”. IFRS 15 applies to an entity’s first annual IFRS financial statements for a period beginning on or after January 1, 2017. Early adoption is permitted. IFRS 15 introduces the requirement to identify performance obligation in customer contracts and to recognize revenue when an entity satisfies the performance obligations in the contract. IFRS 15 permits entities to transition following either a full retrospective approach or a modified retrospective approach.

We are currently evaluating the impact that this standard will have on our consolidated financial statements.

The table below presents our selected unaudited quarterly results of operations for the four quarters in the fiscal year ended March 31, 2014. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.We have prepared the unaudited financial data for the quarters presented on the same basis as our audited consolidated financial statements. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods.

	Three Months Ended
	June 30, 2013	September 30, 2013	December31, 2013	March 31, 2014
	(dollars in thousands)
Selected Quarterly Results of Operations
Revenue	$40,963	$44,024	$87,187	$63,296
Cost of sales	(28,368)	(26,296)	(36,695)	(41,574)
Gross profit	12,595	17,728	50,492	21,722
Administrative costs	(4,425)	(11,366)	(12,745)	(14,144)
Operating profit	8,170	6,362	37,747	7,578
Net finance costs	(1,704)	(2,455)	(1,686)	(1,672)
Other gains/(losses)	5,500	(323)	(5,758)	(1,772)
Profit before tax	11,966	3,584	30,303	4,134
Income tax expense	(3,123)	(785)	(11,191)	2,256
Net Income	$8,843	$2,799	$19,112	$6,390

OTHER DATA
EBITDA(1)	$13,981	$6,337	$32,222	$6,331
Adjusted EBITDA (1)	$8,458	$13,527	$45,218	$13,082

OPERATING DATA
High budget film releases(2)	0	0	2	2
Medium budget film releases(2)	6	5	7	3
Low budget film releases(2)	10	5	5	24
Total new film releases(2)	16	10	14	29

(1)	We use EBITDA and Adjusted EBITDA as supplemental financial measures. EBITDA is defined by us as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs). Adjusted EBITDA is defined as EBITDA adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives), transaction costs relating to equity transactions and share based payments. EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. EBITDA and Adjusted EBITDA provide no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position. However, our management team believes that EBITDA and Adjusted EBITDA are useful to an investor in evaluating our results of operations because these measures:

•	are widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;
•	help investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and
•	are used by our management team for various other purposes in presentations to our board of directors as a basis for strategic planning and forecasting

There are significant limitations to using EBITDA and Adjusted EBITDA as a measure of performance, including the inability to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss, the lack of comparability of results of operations of different companies and the different methods of calculating EBITDA and Adjusted EBITDA reported by different companies.

The following table sets forth the reconciliation of our net income to EBITDA and Adjusted EBITDA:

	Three Months Ended
	June 30, 2013	September 30, 2013	December 30, 2013	March 31, 2014
	(in thousands)
Net income	$8,843	$2,799	$19,112	$6,390
Income tax expense	3,123	785	11,191	(2,256)
Net finance costs	1,704	2,455	1,686	1,672
Depreciation	184	175	160	270
Amortization(a)	127	123	73	255
EBITDA	13,981	6,337	32,222	6,331
Share based payments(b)	466	6,203	7,051	4,701
(Profit)/loss on derivatives	(5,989)	987	(1,959)	1,785
Transaction costs relating to equity transactions	—	—	7,904	265
Adjusted EBITDA	$8,458	$13,527	$45,218	$13,082

(a)	Includes only amortization of intangible assets other than intangible content assets.
(b)	Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.
(2)	Includes films that were released by us directly and licensed by us for release.

Our revenues and operating results are significantly affected by the timing, number and breadth of our theatrical releases and their budgets, the timing of television syndication agreements, and our amortization policy for the first 12 months of commercial exploitation for a film. The timing of releases is determined based on several factors. A significant portion of the films we distribute are delivered to Indian theaters at times when theater attendance has traditionally been highest, including school holidays, national holidays and the festivals. This timing of releases also takes into account competitor film release dates, major cricket events in India and film production schedules. Significant holidays and festivals, such as Diwali, Eid and Christmas, occur during July to December each year, and the Indian Premier League cricket season generally occurs during April and May of each year. The Tamil New Year, called Pongal, falls in January each year making the quarter ending March an important one for Tamil releases.

In the four quarters ended March 31, 2014 revenue fluctuations primarily reflected the timing of major theatrical releases, with the three months ended December 31, 2013 enjoying the highest quarterly revenues of $87.2 million as a result of the high budget theatrical releases such as Goliyon Ki Rasleela Ram-Leela, R...Rajkumar and Singh Saab The Great. Quarterly release schedules of new films led to the lowest quarterly revenues in the three months ended June 30, 2013 of $41.0 million. Other gains and losses fluctuations reflect the changes in mark to market values of our interest derivative liabilities.

Although our revenues are typically highest in the third quarter of our fiscal year (i.e., the quarter ended December 31), quarterly results can vary from one year to the next, and the results of one quarter are not necessarily indicative of results for the next or any future quarter. Our revenue and operating results are therefore seasonal in nature due to the impact on income of the timing of new releases.

E. Off-Balance Sheet Arrangements

From time to time, to satisfy our filmed content purchase contracts, we obtain guarantees or other contractual arrangements, such as letters of credit, as support for our payment obligations.

As of March 31, 2014, we had entered into letters of credit in an aggregate amount of $86.3 million and guarantees of $8.2 million in favor of certain film producers securing our obligations with respect to certain filmed entertainment rights which we are under contractual obligation to purchase upon the occurrence of certain specified events. We have no other off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on our consolidated financial condition, changes in financial condition, results of operations, liquidity, capital expenditures or capital resources.

F. Contractual Obligations

We have commitments under certain firm contractual arrangements, or firm commitments, to make future payments. These firm commitments secure future rights to various assets and services to be used in the normal course of our operations. The following table summarizes our firm commitments as of March 31, 2014.

	As of March 31, 2014
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Recorded Contractual Obligations
Debt(1)	$258,133	$92,879	$158,872	$6,382	$—

Unrecorded Contractual Obligations
Operating leases	2,685	684	1,368	633	—
Film entertainment rights purchase obligations	180,050	69,999	110,051	—	—
Interest payments on debt(2)	22,217	11,054	10,547	616	—
Total	463,085	174,616	280,838	7,631	—

(1)	HSBC acceded as a lender to the revolving credit facility. HSBC's participation in the facility is $25.0 million. This increased the total facility amount to $165.5 million, following the amortization of $8.5 million to March 2014. The facility matures in 2017 and borrowers are Eros International Plc, Eros Worldwide, and Eros International USA Inc.
(2)	The amounts shown in the table include future interest payments on variable and fixed rate debt at current interest rates ranging from 0.75% to 16%.

G. Safe Harbor

See “Special Note Regarding Forward-Looking Statements” at the beginning of this Annual Report on Form 20-F.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Our Board of Directors consists of eight directors.

The following table sets forth the name, age (as at March 31, 2014) and position of each of our directors and executive officers as at the date hereof.

Name	Age	Position/s
Directors
Kishore Lulla	52	Director, Executive Chairman
Jyoti Deshpande	43	Director, Group Chief Executive Officer, Managing Director
Vijay Ahuja	57	Director, Vice Chairman
Sunil Lulla	49	Director, Executive Vice Chairman
Naresh Chandra(1)(2)(3)(4)	79	Director, Chairman of Remuneration Committee and Nomination Committee
DilipThakkar(1)(2)(3)(4)	77	Director, Chairman of Audit Committee
Michael Kirkwood(1)(2)(3)	67	Director
Greg Coote(1)(4)	72	Director
Senior Management
Ken Naz	55	President of Americas Operations
Pranab Kapadia	42	President of Europe and Africa Operations
Surender Sadhwani	58	President of Middle East Operations
Andrew Heffernan	47	Chief Financial Officer
Mark Carbeck	42	Chief Corporate & Strategy Officer

 ____________

(1)	Independent director
(2)	Member of the Audit Committee
(3)	Member of the Remuneration Committee
(4)	Member of the Nomination Committee

Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.

Directors

Mr. Kishore Lulla is a director and our Chairman. Mr. Lulla received a bachelors’ degree in Arts from Mumbai University. He has over 30 years of experience in the media and film industry. He is a member of the British Academy of Film and Television Arts and Young Presidents’ Organization and also a board member for the School of Film at the University of California, Los Angeles. He has been honored at the Asian Business Awards 2007 and the Indian Film Academy Awards 2007 for his contribution in taking Indian cinema global. As our Chairman, he has been instrumental in expanding our presence in the United Kingdom, the U.S., Dubai, Australia, Fiji and other international markets. He served as our Chief Executive Officer from June 2011 until May 2012 and has served as a director since 2005. Mr. Kishore Lulla is the brother of Mr. Sunil Lulla and a cousin of Mr. Ahuja and Mr. Sadhwani.

Ms. Jyoti Deshpande is a director and our Group Chief Executive Officer and Managing Director. She had worked with us from 2001 until May 2011 when she resigned from our Board and served as a Consultant to the Company until November 2011 in connection with our initial public offering in the U.S. She rejoined the Company in her former Group CEO/MD position on June 22, 2012. With a degree in Commerce and Economics and an MBA from Mumbai University, Ms. Deshpande has over 20 years of experience in Indian media and entertainment across advertising, media consulting, television and film. Ms. Deshpande has been a key member of the Eros leadership team since 2001 and was instrumental in our initial public offering on AIM in 2006,Eros India’s listing on the Indian Stock Exchanges in 2010 and our intial public offering on the NYSE in November 2013.

Mr. Vijay Ahuja is a director and our Vice Chairman. Mr. Ahuja received a bachelors’ degree in commerce from Mumbai University. Mr. Ahuja co-founded our United Kingdom business in 1988 and has since played an important role in implementing our key international strategies, helping expand our business to its present scale by making a significant contribution to our development in the South East Asian markets, such as Singapore, Malaysia, Indonesia and Hong Kong. Mr. Ahuja has served as a director since April 2005. Mr. Ahuja is a cousin of Mr. Kishore Lulla and Mr. Sunil Lulla.

Mr. Sunil Lulla is a director and is Executive Vice Chairman and Managing Director of Eros India. He received a bachelors’ degree in commerce from Mumbai University. Mr. Lulla has over 20 years of experience in the media industry. Mr. Lulla has valuable relationships with talent in the Indian film industry and has been instrumental in our expansion into distribution in India as well as home entertainment and music. He has served as a director since 2005 and led our growth within India for many years before being appointed Executive Vice Chairman and Managing Director of Eros India in February 2010. Mr. Sunil Lulla is the brother of Mr. Kishore Lulla and cousin of Mr. Ahuja and Mr. Sadhwani.

Mr. Naresh Chandra is a director. Mr. Chandra received a masters’ degree in Science from Allahabad University. A former civil servant, he joined the Indian Administrative Services in 1956 and has served as Chief Secretary in the State of Rajasthan, Commonwealth Secretariat Advisor on Export Industrialization and Policy in Colombo (Sri Lanka), Advisor to the Government of Jammu and Kashmir and Secretary to the Ministries of Water Resources, Defense, Home and Justice in the Government of India. In December 1990, he became Cabinet Secretary, the highest post in the Indian civil service. In 1992, he was appointed Senior Advisor to the Prime Minister of India. He served as the Governor of the state of Gujarat in 1995-1996 and Ambassador of India to the United States of America in 1996-2001. In 2007, he chaired the Government of India’s Committee on Corporate Audit and Governance, the Committee on Private Companies and Limited Companies Partnerships and the Committee on Civil Aviation Policy, and he was honored with the Padma Vibhushan, a high civilian award. Mr. Chandra serves as director of ten other Indian companies and two foreign companies. He has served as a director since July 2007.

Mr. Dilip Thakkar is a director. Mr. Thakkar received a degree in Commerce and Law from Mumbai University. A practicing chartered accountant since 1961, Mr. Thakkar has significant financial experience. He is a senior partner of JayantilalThakkar& Co. Chartered Accountants and a member of the Institute of Chartered Accountants in India. In 1986 he was appointed by the Reserve Bank of India as a member of the Indian Advisory Board for HSBC Bank and the British Bank of the Middle East for a period of eight years. He is the former President of the Bombay Chartered Accountants’ Society and was then Chairman of its International Taxation Committee. Mr. Thakkar serves as a non-executive director of 14 other listed public limited companies in India and seven foreign companies. He has served as a director since April 2006.

Mr. Michael Kirkwood is a director. Mr. Kirkwood received a degree in Economics at Stanford University. Mr. Kirkwood retired from a 31-year career with Citigroup at the end of 2008 where he was most recently United Kingdom Country Head and Chairman of the Corporate Bank. He previously served with Citicorp in the USA, Scandinavia and Switzerland. From 2001-2005 he served as a Non-Executive Director of engineering group Kidde plc and Audit Committee chairman. From 2008- 2011, he was Deputy Chairman of PricewaterhouseCoopers LLP’s Advisory Board. During his career in London, Mr. Kirkwood has served as Deputy Chairman of the British Bankers Association, Chairman of British-American Business, Chairman of the Association of Foreign Banks, President of the Chartered Institute of Bankers, a member of the CBI Financial Services Council and Master of the International Bankers Livery Company. He also served as HM Lieutenant for the City of London in 2004. Mr. Kirkwood is currently a Board Member of UK Financial Investments Ltd (UKFI), the British government company established to manage the public stakes in United Kingdom banks, and AngloGold Ashanti Limited, a global South Africa-based gold mining group, as well as Chairman of United Kingdom healthcare group Circle Holdings plc and Senior Advisor of Ondra Partners LLP. He is a Fellow of the Royal Society for the Arts, a Fellow of the Chartered Institute of Bankers and was appointed a Companion of the Order of St Michael and St George (CMG) in the 2003 Queen’s Birthday Honours. He joined the board of directors on February 1, 2012.

Mr. Greg Coote is a director. Mr. Coote has spent his career working in film and television production and distribution. He has served in senior positions at Columbia Pictures, News Corporation, Village Roadshow and Dune Entertainment, L.P. He has been a partner of Larrikin Entertainment, LLC a company producing and financing motion pictures and television, from 2011 until the present as well as Latitude Entertainment, Inc. Most recently, from 2007-2011, Mr. Coote was the chairman and chief executive officer of Dune Entertainment, L.P., a company that finances motion pictures for Fox Films. Mr. Coote is a member of the Academy of Motion Picture Arts and Sciences, the Academy of Television Arts and Sciences and the British Academy of Film and Television Arts, and he serves on the Advisory Boards of Alnoor Holdings of Qatar, the Bona Film Group of China and the Advisory Board to the Singapore Government’s Media Development Authority. Mr. Coote also serves as the chairman of the board of China Lion Film Distribution, a company distributing Chinese-language films in North America, the United Kingdom, Australia and New Zealand.

Senior Management

Mr. Ken Naz is our President of Americas Operations. Mr. Naz has over 30 years of experience in media and entertainment. In the early 1970s, Mr. Naz worked in the Indian film distribution and exhibition business in Canada. He obtained his business education at a Toronto University before joining Cineplex Odeon Cinemas in the business development department and later serving as head of operations of “A Theater Near You.” Mr. Naz joined us in 1997 and was instrumental in setting up our U.S. office to service markets in the United States, Canada and other parts of North and South America.

Mr. Pranab Kapadia is our President of United Kingdom, Europe and Africa Operations. Mr. Kapadia received a Master’s degree in Management Studies from Bombay University (India) majoring in Finance. Mr. Kapadia’s experience as Head of Operations & Programming for Zee Network in Europe for eight years and Business Head of Adlabs Films (U.K.) Limited for one year has given him significant insight into developing technical solutions with minimum costs in order to keep entry barriers low for price sensitive Asian customer and a strong understanding of the entertainment needs of South Asians internationally. He joined us in 2007.

Mr. Surender Sadhwani is our President of Middle East Operations. Mr. Sadhwani received a post graduate degree in commerce from University of Madras in 1980. He has 22 years of experience in the banking industry through his work with Andhra Bank in Chennai. In addition, Mr. Sadhwani spent several years in finance and account management for Hartmann Electronics in their Dubai office. He joined our Middle East operations in April 2004 and was promoted to President of Middle East Operations in April 2006. Mr. Sadhwani is a cousin of Mr. Kishore Lulla and Mr. Sunil Lulla.

Mr. Andrew Heffernan is our Chief Financial Officer. A qualified chartered accountant, Mr. Heffernan was an audit manager with Grant Thornton UK LLP from 1991-1996, mainly handling media clients. From 1996-2001 Mr. Heffernan worked as a consultant for a number of film and television production clients. In 2001 Mr. Heffernan returned to Grant Thornton UK LLP to help build its media and entertainment practice in film, television and computer games with responsibilities spanning corporate finance, consultancy and audit. Mr. Heffernan joined us as CFO in May 2006 and has since spearheaded the finance function for the group.

Mr. Mark Carbeck is our Chief Corporate & Strategy Officer, with management responsibility for Investor Relations, Group M&A and Corporate Finance.  Mr. Carbeck was formerly a Director in Citigroup’s Investment Banking Division in London, having joined the firm in New York in 1997.  Most recently Mr. Carbeck led the European Media investment banking coverage efforts at Citigroup and has deep media industry knowledge and strong relationships with major United Kingdom and International media companies.  Mr. Carbeck graduated from the University of Chicago in 1994 with a Bachelors degree in History.  Mr. Carbeck joined us in April 2014.

B. Compensation

Compensation of senior executive directors officers and directors is determined by the Remuneration Committee of our Board of Directors. The Remuneration Committee reviews the performance of our directors and each of our executive officers and sets the scale and structure of their compensation. Where required the Remuneration Committee engages the services of external companies for the purposes of benchmarking of executive remuneration or such other remuneration related matter. As part of its role of overseeing the scale and structure of the compensation paid to our executive officers, the Remuneration Committee approves their service agreements with our subsidiaries and any bonus paid by our subsidiaries to such officers. The current members of the Remuneration Committee are three of our non-executive directors Naresh Chandra, Dilip Thakkarand Michael Kirkwood.

In determining the scale and structure of the compensation for executive directors and senior executives, the Remuneration Committee takes into account the need to offer a competitive compensation structure to attract and maintain a skilled and experienced management team. The Remuneration Committee creates competitive compensation programs by reviewing market data and setting compensation at levels comparable to those at our competitors. We believe that a compensation program with a strong performance based element is a prerequisite to obtaining our performance and growth objectives.

The main components of the compensation for our executive officers are a base salary, share awards, annual bonus and stock options.

The Remuneration Committee reviews these three compensation components in light of individual performance of the executive officers, external market data and reports provided by outside experts or advisors. For information about service contracts entered into by us, or our subsidiaries, and certain of our executives, see “Part I — Item 6. Directors, Senior Management and Employees — C. Board Practices”.

The compensation of our non-executive directors is set by our board of directors as a whole, after consulting with outside experts or advisors.

The following tables and footnotes show the remuneration of each of our directors for fiscal 2014:

	Year ended March 31,
	2014 Salary	2014 Director Fees	2014 Benefits(1)	2014 Total	2013 Total
	(in thousands)
Kishore Lulla	$1,024	$309	$3	$1,336	$1,042
Jyoti Deshpande	641	—	—	641	922
Vijay Ahuja	396	39	5	440	407
Sunil Lulla(2)	576	280	69	925	662
Naresh Chandra	—	250	4	254	83
DilipThakkar	—	88	—	88	79
Michael Kirkwood	—	99	—	99	95
Greg Coote(3)	—	38	—	38	—
Total	$2,637	$1,103	$81	$3,821	$3,290

 ____________

(1)	Health insurance, except for Sunil Lulla (see Note (2) below).
(2)	Sunil Lulla’s fiscal 2014 compensation consisted of the following (Indian Rupees translated to U.S. dollars at a rate of INR 58.8 per $1.00):

Particulars	Sunil Lulla INR	Sunil Lulla USD
Basic salary	12,000,000	$203,929
Incentive compensation	10,200,000	173,340
Reimbursements car/entertainment etc.	4,044,960	68,741
Medical reimbursement	15,000	255
Special pay	13,425,000	228,146
Company rent accommodation	3,600,000	61,179
Director’s fees	4,840,000	82,252
Total India	48,124,960	$817,842
Eros International Plc directors fee		106,691
Total salary		$924,533

(3)	Greg Coote was appointed on November 18, 2013.

The total compensation paid to our executive officers in fiscal 2014 was $20.6 million (2013: $5.2 million).

The following table and footnotes show the share awards issued to certain directors in fiscal 2014, less any nominal value paid:

	August 12, 2013	September 18, 2013	November 18, 2013	IPO India Plan	Total
	(in thousands)
Kishore Lulla	$1,728	$—	$—	$—	$1,728
Jyoti Deshpande	864	6,101	2,000	364	9,329
Dilip Thakkar	86	—	—	—	86
Naresh Chandra	86	—	—	—	86
Michael Kirkwood	86	—	—	—	86
Total	$2,850	$6,101	$2,000	$364	$11,315

On August 12, 2013, 477,000 ordinary shares were issued to certain directors and key management personnel. The mid-market price as at August 12, 2013 was $10.83 per share.

On September 18, 2013, 1,676,645 shares were issued to Jyoti Deshpande pursuant to her employment contract. The shares are restricted and vest over a period of three years on a pro-rata basis and the fair value will be expensed through the income statement over three years, from the date of grant. Mid-market price as at September 18, 2013 was $12.06 per share.

On November 18, 2013 299,812 shares were issued at $11.00 per share to satisfy certain contractual arrangements with one of our directors.

On June 5, 2014, 477,000 ordinary A shares were approved by the Board to be awarded to certain directors subject to the closing price of our A ordinary shares on the NYSE reaching $16.34 or higher, and at the cost of nominal value per share to be paid by the directors to the Company, as shown in the table below:

Number of shares
Kishore Lulla	135,000
Sunil Lulla	100,000
Jyoti Deshpande	90,000
Dilip Thakkar	12,000
Naresh Chandra	12,000
Michael Kirkwood	12,000

Eros India Incentive Compensation

Pursuant to a resolution of its board of directors dated November 11, 2011 and a resolution of its shareholders dated December 29, 2011, Eros India approved payment of an incentive bonus to Kishore Lulla and Sunil Lulla for services to Eros India of up to 1% of the net profits of Eros India in accordance with applicable India law. Any such incentive bonus shall be payable only as determined by the Board of Directors of Eros India from time to time. Kishore Lulla will be eligible for this incentive bonus for a period of three years, until October 31, 2014.Sunil Lulla will be eligible for this incentive bonus for the remainder of his tenure in office. The Remuneration Committee will take into account any of these incentive bonuses paid to Kishore Lulla or Sunil Lulla when making compensation determinations for each of them.

Share-Based Compensation Plans

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

This charge is included as administrative costs in our income statement. The fair value per share for each grant of options and the assumptions used in such calculation are as follows:

	Year ended March 31,
	2014	2013	2012
	(in thousands)
IPO India Plan	$499	$703	$177
The JSOP Plan	1,075	1,185	—
Management Scheme (Staff Share Grant)	16,847	—	2,712
Total	$18,421	$1,888	$2,889

	IPO Plan		JSOP Plan		IPO India Plan
Scheme	June 2006		April 2012		December 2009		August 2010		July 2012		October 2013

Option strike price	GBP 5.28		GBP 7.92		INR 117		INR 91		INR 75		INR 150
Maturity (in years)	10		6		5.25		5.25		7.00		5.00
Expected term (in years)	5		5		4		4		4		4.5
Number of instruments granted	62,438		2,000,164		1,729,512		83,628		571,160		300,000

Share price	GBP 5.17		USD 11.00	(1)	INR 175		INR 175		INR 175		INR 145
Expected volatility	25%	(2)	34%	(3)	75%	(2)	60%	(2)	25%	(4)	35%	(4)
Risk free interest rate	4.78%		2.24% to 2.32%		6.3%		6.5%		6.27%		8.57%
Expected dividend yield	0%		0%		0%		0%		0%		0%
Average fair value of the granted options at the grant date(5)	GBP 0.63		GBP 0.65		INR 89		INR 78		INR 106		INR 55

Range of fair values of the granted options at the grant date	GBP 0.58-0.68		GBP 0.61-0.78		INR 75-100		INR 66-85		INR 106		INR 55

_______________

(1)	Following the initial public offering of its ‘A’ ordinary shares on the NYSE, the strike price of the JSOP Plan shares have been rebased to $11.00 as per the deeds governing these shares.
(2)	The expected volatility in respect of the IPO Plan June 2006 in relation to Eros International Plc and Eros International Media Limited in respect of the IPO India Plan December 2009, and August 2010 have been arrived at by taking the weighted average share price movements of three peer companies as neither of these entities’ shares were listed at the date of grant.
(3)	The expected volatility has been arrived at by the reviewing the implied volatilities of comparable companies to Eros International Plc and the observable historic volatility of these companies.
(4)	The expected volatility in respect of the Eros International Media Limited in respect of the IPO India Plan July 2012 and October 2013 are based on the Company’s historic volatility.
(5)	The fair value of options under the JSOP Plan April 2012 were measured using a Monte-Carlo simulation models. Fair values of options granted under all other schemes are measured using a Black Scholes model.

The IPO Plan

The IPO Plan was adopted to grant options to senior management involved with our initial public offering on AIM. The sole performance criterion attached to the options was met when our shares were admitted to trading on AIM. The options are fully vested. We do not intend to grant additional options under the IPO Plan.

The table below summarizes the IPO Plan.

	2014		2013		2012
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding on April 1	62,438	GBP 5.28	62,438	GBP 5.28	62,438	GBP 5.28
Lapsed	—	—	—	GBP 5.28	—	GBP 5.28
Forfeited by the option holder	—	—	—	—	—	—
Outstanding at March 31	62,438	GBP 5.28	62,438	GBP 5.28	62,438	GBP 5.28
Exercisable on March 31	62,438	GBP 5.28	62,438	GBP 5.28	62,438	GBP 5.28

The options outstanding at March 31, 2014 had a weighted average remaining contractual life of one year.

The JSOP Plan

On March 29, 2012, the board of directors approved a joint share ownership program, or JSOP, pursuant to which certain employees and executive Directors of Eros International Limited may acquire shares jointly with the trustee of our Employee Benefit Trust upon receiving a grant by our Board of Directors to do so.

On April 18, 2012, the Company issued 2.000,164 ordinary shares at an initial value set forth in the deeds governing these shares to our Employee Benefit Trust. Under the deeds governing these shares, each participant will be required to pay a nominal amount to acquire shares and the trustee will be required to pay the Company the remaining market value of such shares, as defined in the relevant deed, at time of acquisition. The consideration for these shares was funded by a loan from the Company to the Employee Benefit Trust, which will be repaid upon demand by the Company, by all cash held by the Employee Benefit Trust within seven days of receipt of such demand and by cash received upon sale of any shares held by the Employee Benefit Trust, within seven days of such sales. These shares are subject to three different vesting and performance conditions set out in separate JSOP deeds. Under two of these deeds, our Board of Directors may permit up to 20% of the applicable shares in the aggregate to vest after May 31, 2014 subject only to certain share price conditions.

On June 5, 2014 the board of directors permitted such a vesting. After May 31, 2015, some or all of the remaining shares under these two deeds will vest automatically only if a specified level of total shareholder return or earnings per share, as applicable, has been met. The shares covered by the third deed automatically vest in their entirety after May 31, 2015, if the specified level of total shareholder return has been met. Until a participant’s rights in these shares vest and any share price condition is met, the rights to vote and receive dividends associated with such unvested shares will remain with the trustee. The level of shareholders’ return is calculated as a percentage movement in our market price of the shares from the grant date to vesting date.  Level of earnings per share is calculated as a percentage movement in the earnings per share from as at March 31, 2012 to March 31, 2015.  These specified levels are agreed for each employee and vary between the employees.

The table below summarizes the JSOP Plan.

	2014		2013
	Number of shares	Exercise price	Number of shares	Exercise price
Outstanding on April 1 at beginning of period			-	-
Granted	2,000,164	$11.00	2,000,164	GBP 7.92
Outstanding at March 31 at end of period	2,000,164	$11.00	2,000,164	GBP 7.92

Exercisable on March 31	—	—	-	-

The options outstanding at March 31, 2014 had a weighted average remaining contractual life of eight years.

The IPO India Plan

Our subsidiary Eros India has instituted an employee share option scheme “ESOP 2009” (the “IPO India Plan”) for eligible employees. The IPO India Plan is administered by the Compensation Committee of the board of directors of Eros India.

The terms and conditions of the IPO India Plan are as follows:

	2014		2013
	Number of shares of Eros International Media Ltd.	Weighted average exercise price	Number of shares of Eros International Media Ltd.	Weighted average exercise price
Outstanding at April 1	1,176,568	$2.06	811,861	$2.80
Granted during the year	300,000	2.55	571,160	1.38
Lapsed	(27,036)	2.97	(21,970)	2.96
Exercised	(51,850)	1.66	(184,483)	2.14
Outstanding at March 31	1,397,682	$1.99	1,176,568	$2.06
Exercisable at March 31	646,474	$2.26	312,687	$1.87
87

The exercise price of the options for an employee was based on factors such as seniority, tenure, criticality and performance of the employee and was calculated at a discount of 0-50% of what management believes to be the fair share price at grant date, based on, among other things, a valuation by an independent valuer. Options vest as follows:

•	20% of the Options shall vest on the completion of 12 months from the grant date
•	20% of the Options shall vest on the completion of 24 months from the grant date
•	30% of the Options shall vest on the completion of 36 months from the grant date
•	30% of the Options shall vest on the completion of 48 months from the grant date

The weighted average share price of Eros International Media Limited options at the dates the options were exercised in the year ended March 31, 2014 were $1.66. The options outstanding at March 31, 2014 had a weighted average remaining contractual life of six months and a range of exercise prices from $1.25 to $2.90 (weighted average exercise price $1.99).

Management Scheme (Staff Share Grant)

The Management Scheme (Staff Share Grant) cost of $ 16,847,000 represents the cost of shares granted to employees less any amounts paid in respect of the shares issued on August 12, 2013, September 18, 2013 and November 18, 2013.

On August 8, 2013, 1,431,000 unrestricted shares were issued to employees at $3.61 per share based on the mid-market price. These shares had no vesting conditions.

On September 18, 2013, 5,029,935 shares were issued to our CEO and Managing Director at $4.02 per share based on the mid-market price. These shares are restricted and vest over a period of three years on a pro-rata basis and the fair value is being expensed through the income statement over three years from the date of grant.

On November 18, 2013, 299,812 A ordinary shares were granted to eligible employees at $ nil per share. These shares had no vesting conditions. Fair value is measured on the basis of market value as at the date of grant.

As per the contractual terms of the remuneration agreement with our CEO and Managing Director, 181,818 shares worth $ 2,000,000 were issued on completion of the Company’s NYSE listing. Fair value is determined as our share price as at the date of our NYSE listing and is being expensed through the income statement immediately.

The Option Awards

On March 29, 2012, our board of directors approved to grant options for A ordinary shares, or the Option Awards, to employees and Directors of the Company and certain of our subsidiaries. The aggregate number of Option Awards, together with any A ordinary shares issued pursuant to the JSOP, will not exceed 8% of our issued share capital following the offering. On April 17, 2012, we approved to grant to our employees 807,648 ordinary share options with an exercise price equal to the initial public offering price per share. These options will be subject to three different vesting and performance conditions, similar to those described above for the shares issued under the JSOP on April 18, 2012. Our Board of Directors may permit up to 10% of the applicable options to vest after May 31, 2013, and up to an aggregate of 20% of the applicable options to vest after May 31, 2014. After May 31, 2015, the remaining options subject to these vesting and performance conditions will vest automatically if a specified level of total shareholder return or earnings per share, as applicable, has been met. The third group of options will automatically vest in their entirety after May 31, 2015, if the specified level of total shareholder return has been met. Although approved by the Board, no shares/options have been granted so far.

C. Board Practices

All directors hold office until the expiry of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:

•	Class I, whose term will expire at the annual general meeting to be held in fiscal 2015;
•	Class II, whose term will expire at the annual general meeting to be held in fiscal 2016; and
•	Class III, whose term will expire at the annual general meeting to be held in fiscal 2017.

Our directors for fiscal 2015 are classified as follows:

•	Class I: Jyoti Deshpande, Michael Kirkwood and Greg Coote
•	Class II: Kishore Lulla, Sunil Lulla and Naresh Chandra; and
•	Class III: Dilip Thakkar and Vijay Ahuja.

Governance Standards

We are subject to NYSE listing standards. However as a foreign private issuer we will be exempt from complying with certain corporate governance requirements of the NYSE applicable to a U.S. issuer. Under NYSE rules applicable to us, we only need to:

•	establish an independent audit committee that has responsibilities set out in the NYSE rules;
•	provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules of the NYSE;
•	provide periodic (annual and interim) written affirmations to the NYSE with respect to our corporate governance practices; and
•	include in our annual reports a brief description of significant differences between our corporate governance practices and those followed by U.S. companies.

We are currently in compliance with the current applicable NYSE corporate governance requirements.

Indemnification Agreements

We have entered into indemnification agreements with our directors and our officers that require us to indemnify, to the extent permitted by law, our officers and directors against liabilities that may arise by reason of their status or service as officers and directors and to pay expenses incurred by them as a result of any proceeding against them as to which they could be indemnified. We believe that these provisions are necessary to attract and retain qualified persons as directors and executive officers.

Service Contracts and Letters of Appointment

Each of Kishore Lulla, Andrew Heffernan and Mark Carbeck has entered into a service agreement with Eros Network Limited to provide services to us and our subsidiaries. The service agreements are terminable by either party with 12 months’ written notice. Eros Network Limited may terminate the agreements immediately in certain circumstances, including upon certain types of misconduct or upon paying the executive an amount equivalent to his basic salary (inclusive of any bonus and benefits) for a twelve month period. The service agreements expire automatically upon the executive’s 65th birthday. The service agreements provide for private medical insurance and 25 paid vacation days per year. Upon termination, compensation will be paid for any accrued but untaken holiday. The executives receive a basic gross annual salary, reviewed annually, and are entitled to participate in any current share option schemes and bonus schemes applicable to their positions maintained by the employing company. Each agreement contains a confidentiality provision and non-competition and non-solicitation provisions that restrict the executive for a period of six to twelve months after termination.

Kishore Lulla also executed a letter of appointment for service as one of our directors. Under the terms of the letter of appointment, Mr. Lulla received an annual fee of $93,750. In connection with our initial public offering, this letter of appointment was terminated, and for so long as Mr. Lulla is our executive officer, he will not receive compensation as a director.

Sunil Lulla, our director, has entered into an employment agreement with Eros India pursuant to which he serves as Executive Vice Chairman of Eros India. Sunil Lulla is entitled to receive a basic gross annual salary, as well as medical insurance and certain other benefits and perquisites. Eros India may terminate the agreement upon thirty days’ notice if certain events occur, including a material breach of the agreement by Mr. Lulla. The agreement contains a confidentiality provision that restricts Mr. Lulla during the term of his employment and for a period of two years following termination and a non-competition provision that restricts him during the term of his employment.

Jyoti Deshpande, our director, has entered into an employment contract with us pursuant to which she serves as Chief Executive Officer and Managing Director and is entitled to receive a gross base annual salary, private medical insurance and other standard benefits and is eligible to participate in any share option scheme and/or bonus scheme maintained from time to time and applicable to her position.In addition, Ms. Deshpande was issued 1,676,645 ordinary shares on September 18, 2013, of which an equal percentage of shares are restricted for one, two and three years from the date of issuance. In addition, on November 18, 2013, Ms. Deshpande received 181,818 A ordinary shares as part of a contractual arrangement valued at $2.0 million based on the $11.00 initial public offering. The employment agreement is for an initial period of three years commencing September 1, 2013 and will continue thereafter until terminated by either party upon not less than 12 months’ prior written notice. We may, however, terminate the agreement immediately in certain circumstances, including upon certain types of misconduct or upon paying Ms. Deshpande an amount equal to her base salary for a 12 month period or remaining term of her employment, whichever is greater.

There are certain conditions under which if the agreement is terminated before September 1, 2016, Ms. Deshpande may be required to surrender all or part of the shares issued to her under this agreement. The agreement expires automatically upon Ms. Deshpande’s 65th birthday. The agreement contains a confidentiality provision and non-competition and non-solicitation provisions that restrict Ms. Deshpande for a period of six to twelve months following termination. Ms. Deshpande, who is also a director on the board of Eros India, has a contract with Eros India that entitles her to a gross basic salary and Ms. Deshpande has options to purchase up to 571,160 shares of Eros India at $1.14 per share with a 3-year vesting period commencing July 16, 2013.

Ms. Deshpande also owns 142,790 shares of Eros India that came from previously vested options that she exercised. Ms. Deshpande also receives a salary in the United Kingdom for her duties under a separate contract.

Vijay Ahuja, our director and vice chairman, entered into a service agreement with Eros International Pte Ltd to provide services to us and our subsidiaries. The service agreement is terminable by either party with twelve months’ written notice. Eros International Pte Ltd may terminate the agreement immediately in certain circumstances, including upon certain types of misconduct or upon paying the executive an amount equivalent to his basic salary for a twelve month period. The agreement shall automatically terminate on his 65th birthday. Mr. Ahuja receives a basic gross annual salary and is entitled to participate in any current bonus scheme and/or option scheme applicable to his position. The agreement contains a confidentiality provision and non-competition and non-solicitation provisions that restrict Mr. Ahuja for a period of six months following termination.

Our non-executive directors, Naresh Chandra, who also serves as Chairman of Eros India, and Dilip Thakkar, have entered into letters of appointment with us that provide them with annual fees of $78,125 for service as a director of Eros International Plc. The appointments are for an initial period of one year, from July 2007 and April 2006 respectively, and thereafter are terminable by either the non-executive director or us with three months’ written notice, or by us immediately in the case of fraud.

It was resolved at a board meeting held on June 5, 2014 that Dilip Thakkar and Naresh Chandra both be entitled to the same annual fees as Greg Coote and Michael Kirkwood of $93,750 with retrospective effect from fiscal 2014.

Greg Coote is a non-executive director and has entered into a letter of appointment with us providing him with annual fees of $93,750 for service as a director of Eros International Plc. The initial term of this agreement is three years, from November 18, 2013 subject to Mr. Coote’s re-election in accordance with our articles of association, and thereafter is terminable by either Mr. Coote or us with three months’ written notice, or by us immediately in the case of fraud. It was resolved at a board meeting held on June 5, 2014 that Dilip Thakkar and Naresh Chandra both be entitled to the same annual fees as Greg Coote and Michael Kirkwood of $93,750 with retrospective effect from FY 2014.

Michael Kirkwood has entered into a letter of appointment with us providing him with annual fees of $93,750 for service as a director of Eros International Plc. Mr. Kirkwood is also eligible for additional fees for certain additional Board related work or special projects. The initial term of this agreement is three years, from February 1, 2012, subject to Mr. Kirkwood’s re-election in accordance with our articles of association, and thereafter is terminable by either Mr. Kirkwood or us with three months’ written notice, or by us immediately in the case of fraud.

Pranab Kapadia, our President of Europe and Africa Operations, entered into a service agreement with Eros International Limited to provide services to us and certain of our subsidiaries. The service agreement is terminable by either party with three months’ written notice. Eros International Ltd may terminate the agreement immediately in certain circumstances, including upon certain types of misconduct or upon paying the executive an amount equivalent to his basic salary for a three month period. Mr. Kapadia receives a basic gross annual salary and is entitled to participate in any current bonus scheme applicable to his position. The agreement contains a confidentiality provision and non-competition and non-solicitation provisions that restrict him for a period of twelve months following termination.

Board Committees

We currently have an Audit Committee, Remuneration Committee and Nomination Committee. We believe that the composition of these committees will meet the criteria for independence under, and the functioning of these committees will comply with the requirements of, the Sarbanes-Oxley Act of 2002, the rules of the NYSE and SEC rules and regulations applicable to us. Summarized below are the responsibilities our Audit Committee, Remuneration Committee and Nomination Committee.

Audit Committee

Our board of directors has adopted a written charter under which our Audit Committee operates. This charter sets forth the duties and responsibilities of our Audit Committee, which, among other things, include: (i) monitoring our and our subsidiaries’ accounting and financial reporting processes, including the audits of our financial statements and the integrity of the financial statements; (ii) monitoring our compliance with legal and regulatory requirements; (iii) assessing our external auditor’s qualifications and independence; and (iv) monitoring the performance of our internal audit function and our external auditor. A copy of our Audit Committee charter is available on our web site at www.erosplc.com.

The current members of our Audit Committee are Messrs. Thakkar (Chair), Chandra and Kirkwood. The Audit Committee met seven times during fiscal 2014. Our board of directors has determined that each of the members of our Audit Committee is independent.

Remuneration Committee

Our board of directors has adopted a written charter under which our Remuneration Committee operates. This charter sets forth the duties and responsibilities of our Remuneration Committee, which, among other things, include assisting our Board of Directors in establishing remuneration policies and practices. A copy of our Remuneration Committee charter is available on our website at www.erosplc.com.

The current members of our Remuneration Committee are Messrs. Chandra (Chair), Thakkar and Kirkwood. The Remuneration Committee met four times during fiscal 2014. Our board of directors has determined that each of the members of our Remuneration Committee is independent.

Nomination Committee

Our board of directors has adopted a written charter under which our Nomination Committee operates. This charter sets forth the duties and responsibilities of our Nomination Committee, which, among other things, include recommending to our Board of Directors candidates for election at the annual meeting of shareholders and performing a leadership role in shaping the Company’s corporate governance policies. A copy of our Nomination Committee charter is available on our website at www.erosplc.com.

The current members of our Nomination Committee are Messrs. Chandra (Chair), Thakkar and,Coote. The Nomination Committee is an ad hoc committee and did not meet during fiscal 2014. Our board of directors has determined that each of the members of our Nomination Committee is independent.

D. Employees

As of March 31, 2014, we had 262 employees, with 201 employed by Eros India and based in India, 26 by Ayngaran and its subsidiaries and based in India and the United Kingdom, and the remainder employed by our international subsidiaries. All are full time employees. Our employees are not unionized. We believe that our employee relations are good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as at March 31, 2014 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as at March 31, 2014 are based on an aggregate of 49,074,560 ordinary shares outstanding as at that date.

	Number of A Ordinary Shares Beneficially Owned		Number of B Ordinary Shares Beneficially Owned
Directors	Number of Shares of A	Percent of Class	Number of Shares of B	Percent of Class
Executive Officers
Kishore Lulla(1)	1,282,949	5.5%	25,555,220	100.0%
Jyoti Deshpande(2)	2,239,611	9.5%	—	—
Vijay Ahuja(3)	—	—	24,793,987	97.0%
Sunil Lulla(4)	1,000,000	4.3%	25,388,553	99.3%
DilipThakkar	*	*	—	—
Naresh Chandra	*	*	—	—
Michael Kirkwood	*	*	—	—
Greg Coote	—	—	—	—
Executive Officers
Kishore Lulla(1)	1,282,949	5.5%	25,555,220	100.0%
Jyoti Deshpande(2)	2,239,611	9.5%	—	—
Vijay Ahuja(3)	—	—	24,793,987	97.0%
Sunil Lulla(4)	1,000,000	4.3%	25,388,553	99.3%
Ken Naz	*	*	—	—
Surender Sadhwani	*	*	—	—
Andrew Heffernan	*	*	—	—
Pranab Kapadia	*	*	—	—
Mark Carbeck	—	—	—	—
All directors and executive officers as a group (12 persons)	3,886,293	16.5%	25,555,220	100.0%

*	Represents less than 1%.
(1)	Kishore Lulla’s interest in certain of his shares is by virtue of his holding ownership interest in and being a potential beneficiary of discretionary trusts that hold our shares and serving as trustee of the Eros Foundation, a U.K. registered charity that holds our shares.
(2)	Jyoti Deshpande's interest in certain of her shares is by virtue of her prior existing shareholding vested options received as compensation and the 1,676,645 of our shares which she was issued on September 18, 2013 under her employment agreement.
(3)	Vijay Ahuja’s interest in shares is by virtue of his being a potential beneficiary of discretionary trusts that hold our shares.
(4)	Sunil Lulla’s interest in shares is by virtue of his being a potential beneficiary of discretionary trusts that hold our shares.

Kishore Lulla, Vijay Ahuja and Sunil Lulla, by virtue of their holdings of B ordinary shares have different voting rights to the other Directors. Each A ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, and each B ordinary share is entitled to ten votes. In order to vote at any meeting of shareholders, a holder of B ordinary shares will first be required to certify that it is a permitted holder as defined in our articles.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and accompanying footnotes provide information regarding the beneficial ownership of our ordinary shares as of March 31, 2014 with respect to each person or group who beneficially owned 5% or more of our issued ordinary shares.

Beneficial ownership, which is determined in accordance with the rules and regulations of the SEC, means the sole or shared power to vote or direct the voting or dispose or direct the disposition of our ordinary shares. The number of our ordinary shares beneficially owned by a person includes ordinary shares issuable with respect to options or similar convertible securities held by that person that are exercisable or convertible within 60 days of March 31, 2014.

The number of shares and percentage beneficial ownership of A ordinary shares below is based on 49,074,560 issued ordinary shares as of March 31, 2014.

Except as otherwise indicated in the footnotes to the table, shares are owned directly or indirectly with sole voting and investment power, subject to applicable marital property laws.

	Number of A Ordinary Shares Beneficially Owned		Number of B Ordinary Shares Beneficially Owned
Major shareholders	Number of A Shares	Percent of Class	Number of B Shares	Percent of Class
Kishore Lulla(1)	1,282,949	5.5%	25,555,220	100.0%
Sunil Lulla(2)	1,000,000	4.3%	25,388,553	99.3%
Vijay Ahuja(2)	—	—	24,793,987	97.0%
Beech Investments(3)	—	—	24,793,987	97.0%
Capital Research Global Investors	2,130,962	9.1%	—	—
Jyoti Deshpande	2,239,611	9.5%	—	—
Temasek Holdings (Private) Limited	2,000,000	8.5%	—	—
IBIS Capital Partners	1,372,473	5.8%	—	—

(1)	Kishore Lulla’s interest in certain of his shares is by virtue of his holding ownership interest in and being a potential beneficiary of discretionary trusts that hold our shares and serving as trustee of the Eros Foundation, a U.K. registered charity that holds our shares.
(2)	Sunil Lulla and Vijay Ahuja’s interests in shares are by virtue of being potential beneficiaries of discretionary trusts that hold our shares.
(3)	Beech Investments Limited, c/o SG Hambros Trust Company (Channel Islands) Limited, 18 Esplanade, St Helier, Jersey, JE4 8RT. Beech Investments, a company incorporated in the Isle of Man, is owned by discretionary trusts that include Eros founder Arjan Lulla and Eros directors Kishore Lulla, Vijay Ahuja and Sunil Lulla as beneficiaries. The shares currently held by Beech Investments Limited are being held as B ordinary shares, but will convert into A ordinary shares (pursuant to Section 22.1 of the Articles of Association) upon being transferred to a person who is not a Permitted Holder (as defined in Section 22.1 of the Articles of Association).

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

•	Capital Research Global Investors reported its percentage ownership of our ordinary shares to be 9.1% (based on the then number of our ordinary shares reported as outstanding at that time) in a Schedule 13G filed with the Commission on March 31, 2014.
•	Jyoti Deshpande’s interest in certain of her shares is by virtue of her prior existing shareholding vested options received as compensation and the 1,676,645 shares she was issued on September 18, 2013 under her employment agreement.
•	Beech Investments subscribed for 1,000,000 A ordinary shares on our initial public offering on the NYSE on November 18, 2013.
•	Prior to our listing on the NYSE on November 18, 2013 the interests of all our major shareholders were in ordinary GBP 0.10 shares.
93

•	Temasek Holdings (Private) Limited reported its percentage ownership of our ordinary shares to be 8.5% (based on the then number of our ordinary shares reported as outstanding at that time) in a Schedule 13G jointly filed with the Commission on November 13, 2013.
•	IBIS Capital Partners reported its percentage ownership of our ordinary shares to be 5.8% (based on the then number of our ordinary shares reported as outstanding at that time) in a Schedule 13G jointly filed with the Commission on March 31, 2014.

Kishore Lulla and Beech Investments, by virtue of their holdings of B class shares have different voting rights to the other major shareholders. Each A ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, and each B ordinary share is entitled to ten votes. In order to vote at any meeting of shareholders, a holder of B ordinary shares will first be required to certify that it is a permitted holder as defined in our articles.

As at March 31, 2014, 16,240,310 of our ordinary shares, representing 33% of our outstanding ordinary shares, were held by a total of 353 holders of record with addresses in the United States. Since certain of these ordinary shares were held by brokers or other nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or where the beneficial holders are resident.

B. Related Party Transactions

The following is a description of transactions since April 1, 2013 to which we have been a party, in which the amount involved in the transaction exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our issued share capital had or will have a direct or indirect material interest.

Family Relationships

Mr. Kishore Lulla, our director and Chairman, is the brother of Mr. Sunil Lulla, our director, and a cousin of Mr. Vijay Ahuja, our director and Vice Chairman, and of Mr. Surender Sadhwani, our President of Middle East Operations. Mr. Sunil Lulla is the brother of Mr. Kishore Lulla and a cousin of Mr. Ahuja and Mr. Sadhwani. Mr. Ahuja is a cousin of Mr. Kishore Lulla and Mr. Sunil Lulla. Mr. Sadhwani is a cousin of Mr. Kishore Lulla and Mr. Sunil Lulla. Mr. Arjan Lulla, our founder, the father of Mr. Kishore Lulla and Mr. Sunil Lulla, uncle of Mr. Ahuja and Mr. Sadhwani and an employee of Redbridge Group Ltd., is the Honorary President of Eros and a director of our subsidiary Eros Worldwide. Mrs. Manjula Lulla and Ms. Rishika Lulla, the wife and daughter of Mr. Kishore Lulla, respectively, are both employees of our subsidiary. Krishika Lulla is the wife of Sunil Lulla and an employee of Eros India.

Leases

Pursuant to a lease agreement that expires on February 28, 2015, Eros India leases apartments for studio use 2,750 square feet of real property at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Manjula K. Lulla, the wife of Kishore Lulla. Beginning in August 2010, the lease requires Eros India to pay $5,000 each month under this lease. Pursuant to a lease that expires in September 30, 2015, Eros India leases for use as executive accommodations the property Aumkar Bungalow, Gandhi Gram Road, Juhu, Mumbai, from Sunil Lulla.

Pursuant to a lease agreement that expires on March 31, 2015, the Group leases for U.S. corporate offices, the real property at 550 County Avenue, Secaucus, New Jersey, from 550 County Avenue Property Corp, a Delaware corporation owned by Beech Investments and of which our President of Americas Operations Ken Naz serves as a director. The current lease commenced on April 1, 2010, and requires the Group to pay $11,000 each month.

Pursuant to a lease agreement that expires in March 2018, including renewal periods, the Group leases for U.K. corporate offices, the real property at 13 Manchester Square, London from Linecross Limited, a U.K. company owned indirectly by a discretionary trust of which Kishore Lulla and Sunil Lulla are potential beneficiaries. The current lease commenced on November 19, 2009 and requires us to pay $158,000 each quarter.

Honorary Appointment of Mr. Arjan Lulla

Pursuant to an agreement the Group entered into with Redbridge Group Ltd. on June 27, 2006, the Group agreed to pay an annual fee set each year by its board of directors of $339,000, $322,000 and $321,000 in the year ended March 31, 2014, the year ended March 31, 2013 and the year ended March 2012 respectively, for the services of Arjan Lulla, the father of Kishore Lulla and Sunil Lulla, uncle of Vijay Ahuja and Surender Sadhwani and an employee of Redbridge Group Ltd. The agreement makes Arjan Lulla honorary life president and provides for services including attendance at board meetings, entrepreneurial leadership and assistance in setting the Group’s strategy. Redbridge Group Ltd. is an entity owned indirectly by a discretionary trust of which Kishore Lulla and Sunil Lulla are potential beneficiaries.

Lulla Family Transactions

The Group has engaged in transactions with NextGen Films Pvt. Ltd., an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla, each of which involved the purchase and sale of film rights. NextGen Films Pvt. Ltd. sold film rights $22,205,000, $23,613,000 and $12,483,000 to the Group in the year ended March 31, 2012, in the year ended March 31, 2013 and the year ended March 31, 2014, respectively. NextGen Films Pvt. Ltd. purchased film rights, including production services of $3,923,000 in March 31, 2014, $3,859,000 from the Group in the year ended March 31, 2013 and Nil in the year ended March 31, 2012.

The Group also engaged in transactions with Everest Entertainment Pvt. Ltd. entity owned by the brother of Manjula K. Lulla, wife of Kishore Lulla, each of which involved the purchase and sale of film rights. Everest Entertainment Pvt. Ltd. sold film rights of $18,000, $16,000 and $700 to the Group in the year ended March 31, 2012, in the year ended March 31, 2013 and the year ended March 31, 2014 respectively, and purchased from the Group film rights of $0 in the year ended March 31, 2014, $0 in the year ended March 31, 2013 and $6,000 in the year ended March 31, 2012.

Relationship Agreement

Both we and our subsidiaries, including Eros India, acquire rights in Indian movies. Under a 2009 Relationship Agreement among Eros India, Eros Worldwide and us, certain intellectual property rights and all distribution rights for Indian films (other than Tamil films) outside of the territories of India, Nepal and Bhutan held by the Eros India Group are assigned exclusively to Eros Worldwide. Eros Worldwide in turn is entitled to assign its rights to us and to other entities within the Eros group of companies, excluding the Eros India Group and Ayngaran and its subsidiaries, or the Eros International Group.

Eros Worldwide provides a lump sum minimum guaranteed fee to the Eros India Group for each Indian film (other than a Tamil film) assigned to it by Eros India under the Relationship Agreement, in a fixed payment equal to 30% of the production cost of such film, including all costs incurred in connection with the acquisition, pre-production, production or post-production of such film, plus an amount equal to 30% of such fixed payment. We refer to these payments collectively as the Minimum Guaranteed Fee. Eros Worldwide is also required to reimburse the Eros India Group for 130% of certain pre-approved distribution expenses in connection with such film. In addition, 30% of the gross proceeds received by the Eros International Group from exploitation of such films, after certain amounts are retained by the Eros International Group, are payable over to the Eros India Group.

No share of gross proceeds from an Indian film is payable by the Eros International Group to the Eros India Group until the Eros International Group has received and retained an amount equal to the Minimum Guaranteed Fee, a 20% fee on all gross proceeds outside the territories of India, Nepal and Bhutan, including gross proceeds related to the exploitation of related film ancillary rights, and 100% of the distribution expenses incurred by the Eros International Group or for which Eros Worldwide has provided reimbursement to the Eros India Group.

Under the 2009 Relationship Agreement, the Eros India Group also assigns to Eros Worldwide all non-film music publishing rights. The non-film music publishing rights are the exclusive right to exploit, outside of the territories of India, Nepal and Bhutan, music compositions and performances held by the Eros India Group, other than such music publishing rights related to an Indian film (other than a Tamil film). Eros Worldwide is entitled to assign its non-film music publishing rights to us and the other entities within the Eros International Group. For such non-film music publishing rights, Eros Worldwide agrees to pay the Eros India Group 75% of the gross proceeds received related to such non-film music publishing rights, after certain amounts are retained by Eros International Group. Eros Worldwide is also required to reimburse the Eros India Group for 130% of certain pre-approved distribution expenses in connection with such non-film music publishing rights. No share of gross proceeds is payable by the Eros International Group to the Eros India Group until the Eros International Group has received and retained 100% of its distribution expenses incurred in connection with such non-film music publishing rights or for which Eros Worldwide has provided reimbursement to the Eros India Group. The initial term of the 2009 Relationship Agreement will expire in December 2014.

Thereafter, the agreement will be automatically renewed for successive two year terms unless terminated by any party by 90 days’ written notice on or before commencement of any renewal term.

Eros Foundation

On October 6, 2011, we issued 250,000 A ordinary shares to the Eros Foundation, a U.K. registered charity, for no consideration. Such shares were granted by our Remuneration Committee to Mr. Kishore Lulla and Mr. Sunil Lulla as compensation, each of whom directed the issuance of such shares to the Eros Foundation. Mr. Kishore Lulla and his wife, Mrs. Manjula K. Lulla, are trustees, but not beneficiaries, of the foundation.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see “Part III — Item 18. Financial Statements” for a list of the financial statements filed as part of this Annual Report on Form 20-F.

B. Significant Changes

On June 9, 2014, we executed a term sheet to acquire controlling stake in Techzone, a company in mobile Value Added Services within India that has billing integration in place with major telecom operators in India and completes about 25 million transactions a month on an average for Wireless Application Protocol (“WAP”), Short Message Service (“SMS”) and Interactive Voice response (“IVR”). We expect to conclude the transaction within 90 days of execution of the term sheet, subject to conditions precedent, and finalising the percentage of holdings along with the purchase consideration.

Other than this, there are no additional significant subsequent events following the close of the last fiscal year up to the date of this annual report that are known to us and require disclosure for which disclosure was not made in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The high and low last reported sale prices for our sharesfor the periods indicated are as shown below. We note that the periods are split between when Eros International was listed on the Alternative Investment Market (“AIM”) and when it was listed on the New York Stock Exchange (“NYSE”) on November 13, 2013. With respect to the trading prices on AIM, the prices are adjusted to reflect the one-for-three reverse stock split, which occurred on November 18, 2013, and a translation from British Pound Sterling to U.S. dollars based on the prevailing exchange rate between the British Pound Sterling and the U.S. dollar at the time of the applicable trade. Amounts on the NYSE share price table below are for the period November 18, 2013 to May 31, 2014; and on the AIM share price table, for the period 1 April 2010 to November 18, 2013, only.

	Price per share on NYSE
	High	Low
Fiscal year:
2014	$16.07	$8.94
Fiscal Quarter:
Third quarter 2014	$12.15	$9.74
Fourth quarter 2014	$16.07	$8.94
Month:
November 2013	$12.15	$10.88
December 2013	$11.11	$9.74
January 2014	$12.42	$9.73
February 2014	$13.03	$8.94
March 2014	$16.07	$13.40
April 2014	$16.97	$14.64
May 2014	$16.79	$14.70

	Price per share on AIM
	High	Low
Fiscal year:
2010	$10.50	$3.14
2011	$13.37	$7.51
2012	$13.11	$9.54
2013	$15.02	$8.05
Fiscal Quarter:
First quarter 2013	$15.02	$8.50
Second quarter 2013	$11.53	$8.05
Third quarter 2013	$11.81	$8.90
Fourth quarter 2013	$12.16	$10.44
First quarter 2014	$11.36	$8.79
Second quarter 2014	$13.45	$9.06
Month:
October 2013	$11.05	$10.27
November 2013	$11.05	$10.27

Our closing price on AIM on November 13, 2013 was $11.18.

B. Plan of Distribution

Not applicable.

C. Markets

Our shares are listed on the NYSE under the symbol “EROS.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Eros International Plc was incorporated in the Isle of Man as on March 31, 2006 under the 1931 Act, as a public company limited by shares and effective as of September 29, 2011, was de-registered under the 1931 Act and re-registered as a company limited by shares under the 2006 Act. We maintain our registered office at Fort Anne, Douglas, Isle of Man IM15PD; our principal executive office in the U.S. is at 550 County Avenue, Secaucus, New Jersey 07094.

Our activities are regulated by our Memorandum and Articles of Association. We adopted an amended and restated Memorandum and Articles of Association by special resolution of our shareholders passed on April 24, 2012. The material provisions of our amended and restated Memorandum and Articles of Association are described below. In addition to our Memorandum and Articles of Association, our activities are regulated by (among other relevant legislation) the 2006 Act. Our Memorandum of Association states our company name, that we are a company limited by shares, that our registered office is at Fort Anne, Douglas, Isle of Man IM1 5PD, that our registered agent is Cains Fiduciaries Limited and that neither the articles of association may be amended except pursuant to a resolution approved by a majority of not less than three-fourths of such members as, being entitled to vote in person or by proxy at the general meeting at which such resolution is proposed. Below is a summary of some of the provisions of our Articles of Association. It is not, nor does it purport to be, complete or to identify all of the rights and obligations of our shareholders. The summary is qualified in its entirety by reference to our Articles of Association. See “Part III — Item 19. Exhibits — Exhibit 1.1” and “Part III — Item 19. Exhibits — Exhibit 1.2.”

The following is a description of the material provisions of our articles of association, ordinary shares and certain provisions of Isle of Man law. This summary does not purport to be complete and is qualified in its entirety by reference to our Articles of Association, See "Part III - Item 19.

Board of Directors

Under our Articles of Association, the 2006 Act and the committee charters and governance policies adopted by our board of directors, our board of directors controls our business and actions. Our board of directors consists of between three and twelve directors and will be divided into three staggered classes of directors of the same or nearly the same number. At each annual general meeting, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. No director may participate in any approval of a transaction in which he or she is interested. The directors receive a fee determined by our board of directors for their services as directors and such fees are distinct from any salary, remuneration or other amounts that may be payable to the directors under our articles. However, any director who is also one of our subsidiaries’ officers is not entitled to any such director fees but may be paid a salary and/or remuneration for holding any employment or executive office, in accordance with the articles. Our directors are entitled to be repaid all reasonable expenses incurred in the performance of their duties as directors. There is no mandatory retirement age for our directors.

Our articles provide that the quorum necessary for the transaction of business may be determined by our board of directors and, in the absence of such determination, is the majority of the members of our board of directors. Subject to the provisions of the 2006 Act, the directors may exercise all the powers of the Company to borrow money, guarantee, indemnify and to mortgage or charge our assets.

Ordinary Shares

Dividends

Holders of our A ordinary shares and B ordinary shares whose names appear on the register on the date on which a dividend is declared by our board of directors are entitled to such dividends according to the shareholders’ respective rights and interests in our profits and subject to the satisfaction of the solvency test contained in the 2006 Act. Any such dividend is payable on the date declared by our board of directors, or on any other date specified by our board of directors. Under the 2006 Act, a company satisfies the solvency test if (a) it is able to pay its debts as they become due in the normal course of its business and (b) the value of its assets exceeds the value of its liabilities. Under certain circumstances, if dividend payments are returned to us undelivered or left uncashed, we will not be obligated to send further dividends or other payments with respect to such ordinary shares until that shareholder notifies us of an address to be used for the purpose. In the discretion of our board of directors, all dividends unclaimed for a period of twelve months may be invested or otherwise used by our board of directors for our benefit until claimed (and we are not a trustee of such unclaimed funds) and all dividends unclaimed for a period of twelve years after having become due for payment may be forfeited and revert to us.

Voting Rights

Each A ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, and each B ordinary share is entitled to ten votes. In order to vote at any meeting of shareholders, a holder of B ordinary shares will first be required to certify that it is a permitted holder as defined in our articles.

General Meetings

Unless unanimously approved by all shareholders entitled to attend and vote at the meeting, all general meetings for the approval of a resolution appointing a director may be convened by our board of directors with at least 21 days’ notice (excluding the date of notice and the date of the general meeting), and any other general meeting may be convened by our Board of Directors with at least 14 days’ notice (excluding the date of notice and the date of the general meeting). A quorum required for any general meeting consists of shareholders holding at least 30% of our issued share capital. The concept of “ordinary,” “special” and “extraordinary” resolutions is not recognized under the 2006 Act, and resolutions passed at a meeting of shareholders only require the approval of shareholders present in person or by proxy, holding in excess of 50% of the voting rights exercised in relation thereto. However, as permitted under the 2006 Act, our articles of association incorporate the concept of a “special resolution” (requiring the approval of shareholders holding 75% or more of the voting rights exercised in relation thereto) in relation to certain matters, such as directing the management of our business (subject to the provisions of the 2006 Act and our articles), sanctioning a transfer or sale of the whole or part of our business or property to another company (pursuant to the relevant section of the 1931 Act) and allocating any shares or other consideration among the shareholders in the event of a winding up.

Rights to Share in Dividends

Our shareholders have the right to a proportionate share of any dividends we declare.

Limitations on Right to Hold Shares

Our board of directors may determine that any person owning shares (directly or beneficially) constitutes a “prohibited person” and is not qualified to own shares if such person is in breach of any law or requirement of any country and, as determined solely by our board of directors, such ownership would cause a pecuniary or tax disadvantage to us, another shareholder or any of our other securities. Our board of directors may direct the prohibited person to transfer the shares to another person who is not a prohibited person. Any such determination made or action taken by our board of directors is conclusive and binding on all persons concerned, although in the event of such a transfer, the net proceeds of the sale of the relevant shares, after payment of our costs of the sale, shall be paid by us to the previous registered holders of such shares or, if reasonable inquiries failed to disclose the location of such registered holders, into a trust account at a bank designated by us, the associated costs of which shall be borne by such trust account. A prohibited person would have the right to apply to the Isle of Man court if he or she felt that our board of directors had not complied with the relevant provisions of our articles of association.

Our articles also identify certain “permitted holders” of B ordinary shares. Any B ordinary shares transferred to a person other than a permitted holder will, immediately upon registration of such transfer, convert automatically into A ordinary shares. In addition, if, at any time, the aggregate number of B ordinary shares in issue constitutes less than 10% of the aggregate number of A ordinary shares and B ordinary shares in issue, all B ordinary shares in issue will convert automatically into A ordinary shares on a one-for-one basis.

Untraceable Shareholders

Under certain circumstances, if any payment with respect to any ordinary shares has not been cashed and we have not received any communications from the holder of such ordinary shares, we may sell such ordinary shares after giving notice in accordance with procedures set out by our articles to the holder of the ordinary shares and any relevant regulatory authority.

Action Required to Change Shareholder Rights or Amend Our Memorandum or Articles of Association

All or any of the rights attached to any class of our ordinary shares may, subject to the provisions of the 2006 Act, be amended either with the written consent of the holders of 75% of the issued shares of that class or by a special resolution passed at a general meeting of the holders of shares of that class. Furthermore, our memorandum and articles of association may be amended by a special resolution of the holders of 75% of the issued shares.

Liquidation Rights

On a return of capital on winding up, assets available for distribution among the holders of ordinary shares will be distributed among holders of our ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Minority Shareholder Protections

Under the 2006 Act, if a shareholder believes that the affairs of the company have been or are being conducted in a manner that is unfair to such shareholder or unfairly prejudicial or oppressive, the shareholder can seek a range of court remedies including winding up the company or setting aside decisions in breach of the 2006 Act or the company’s memorandum and articles of association. Further, if a company or a director of a company breaches or proposes to breach the 2006 Act or its memorandum or articles of association, then, in response to a shareholder’s application, the Isle of Man Court may issue an order requiring compliance with the 2006 Act or the memorandum or articles of association; alternatively, the Isle of Man Court may issue an order restraining certain action to prevent such a breach from occurring.

The 2006 Act also contains provisions that enable a shareholder to apply to the Isle of Man court for an order directing that an investigation be made of a company and any of its associated companies.

Anti-takeover Effects of Our Dual Class Structure

As a result of our dual class structure, the Founders Group and our executives and employees will have significant influence over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other shareholders may view as beneficial.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Part I —Item 4.—Information on the Company” or elsewhere in this Annual Report on Form 20-F.

D. Exchange Controls

No foreign exchange control regulations are in existence in the Isle of Man in relation to the exchange or remittance of sterling or any other currency from the Isle of Man and no authorizations, approvals or consents will be required from any authority in the Isle of Man in relation to the exchange and remittance of sterling and any other currency whether awarded by reason of a judgment or otherwise falling due and having been paid in the Isle of Man.

E. Taxation

Summary of Material Indian Tax Considerations

The discussion contained herein is based on the applicable tax laws of India as in effect on the date hereof and is subject to possible changes in Indian law that may come into effect after such date. The information set forth below is intended to be a general discussion only. Prospective investors should consult their own tax advisers as to the consequences of purchasing the A ordinary shares, including, without limitation, the consequences of the receipt of dividend and the sale, transfer or disposition of the ordinary shares.

Based on the fact that we are considered for tax purposes as a company domiciled abroad, any dividend income in respect of A ordinary shares will not be subject to any withholding or deduction in respect of Indian income tax laws. Pursuant to amendments to the Indian Income Tax Act, 1961, income arising directly or indirectly through the sale of a capital asset, including any share or interest in a company or entity registered or incorporated outside India, will be liable to tax in India, if such share or interest derives, directly or indirectly, its value substantially from assets located in India, whether or not the seller of such share or interest has a residence, place of business, business connection, or any other presence in India, if, on the specified date, the value of such assets (i) represents 20% of the fair market value of all assets owned by the company or entity, or (ii) exceeds the specified amount. The amendments do not deal with the interplay between the Indian Income Tax Act, 1961, as amended, and the double taxation avoidance agreements that India has entered into with countries such as the United States, the United Kingdom and Canada, in case of an indirect transfer. Accordingly, the implications of the recent amendments are presently unclear.

Further, dividend payments to us by our Indian subsidiaries are subject to withholding of dividend distribution tax in India, at an effective rate of 17%, including applicable cess (Indian education tax) and surcharge.

The Government of India has proposed three major reforms in Indian tax laws, namely the goods and services tax or GST, the direct taxes code or DTC, and the General Anti Avoidance Rules or GAAR. The Government of India has not specified any timeline for the implementation of the GST and the DTC. The GST would replace the indirect taxes on goods and services, such as central excise duty, service tax, customs duty, central sales tax, state value added tax, surcharge and excise, currently being collected by the central and state governments in India. The DTC aims to reduce distortions in tax structure, introduce moderate levels of taxation, expand the tax base, facilitate voluntary compliance, and provide greater tax clarity and stability to investors in Indian projects and companies, as well as clarifying taxation provisions for international transactions. It aims to consolidate and amend laws relating to all direct taxes, such as income tax, dividend distribution tax and wealth tax, and facilitate voluntary compliance. The GAAR provisions were introduced through the Finance Act, 2012, to come into effect from 1 April 2016. The GAAR provisions intend to restrict “impermissible avoidance arrangements”, which would be any arrangement, the main purpose or one of the main purposes of which is to obtain a tax benefit and which satisfy at least one of the following tests: (i) creates rights, or obligations, not ordinarily created between persons dealing at arm’s length; (ii) results, directly or indirectly, in misuse or abuse of provisions of the Income Tax Act, 1961; (iii) lacks, or is deemed to lack, commercial substance, in whole or in part; or (iv) is entered into or carried out by means, or in a manner, not ordinarily employed for bona fide purposes. If GAAR provisions are invoked, Indian tax authorities would have wide powers, including denial of tax benefit or a benefit under a tax treaty. As the taxation system is intended to undergo significant overhaul, its consequent effects on us cannot be determined at present and there can be no assurance that such effects would not adversely affect our business and future financial performance.ly, in misuse or abuse of provisions of the Income Tax Act, 1961; (iii) lacks, or is deemed to lack, commercial substance, in whole or in part; or (iv) is entered into or carried out by means, or in a manner, not ordinarily employed for bona fide purposes. If GAAR provisions are invoked, Indian tax authorities would have wide powers, including denial of tax benefit or a benefit under a tax treaty. As the taxation system is intended to undergo significant overhaul, its consequent effects on us cannot be determined at present and there can be no assurance that such effects would not adversely affect our business and future financial performance.

Summary of Material Isle of Man Tax Considerations

Tax residence in the Isle of Man

We are resident for taxation purposes in the Isle of Man by virtue of being incorporated in the Isle of Man.

Capital taxes in the Isle of Man

The Isle of Man has a regime for the taxation of income, but there are no taxes on capital gains, stamp taxes or inheritance taxes in the Isle of Man. No Isle of Man stamp duty or stamp duty reserve tax will be payable on the issue or transfer of, or any other dealing in, the A ordinary shares.

Zero rate of corporate income tax in the Isle of Man

The Isle of Man operates a zero rate of tax for most corporate taxpayers, including the Company. Under the regime, the Company will technically be subject to Isle of Man taxation on its income, but the rate of tax will be zero; there will be no required withholding by the Company on account of Isle of Man tax in respect of dividends paid by the Company.

The Company will be required to pay an annual corporation charge of approximately $385. It is part of an annual return fee, resulting in a total amount payable of approximately $492 per year.

Isle of Man probate

In the event of death of a sole, individual holder of the A ordinary shares, an Isle of Man probate fee or administration may be required, in respect of which certain fees will be payable to the Isle of Man government, subject to the fee. Currently the maximum fee (where the value of an estate exceeds $312,500) is approximately $1,000.

Summary of Material United States Federal Income Tax Considerations

The following summary describes the material United States federal income tax consequences associated with the acquisition, ownership and disposition of our shares as of the date hereof. The discussion set forth below is applicable only to U.S. Holders (as defined below) and does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire the shares.

Except where noted, this summary applies only to a U.S. Holder that holds shares as capital assets for United States federal income tax purposes. As used herein, the term “U.S. Holder” means a beneficial owner of a share that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to United States federal income taxation regardless of its source; or
•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not describe all of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are a broker, a dealer or trader in securities or currencies, a financial institution, a regulated investment company, a real estate investment trust, a cooperative, an insurance company, a pension plan, a tax-exempt entity, a person holding our shares as part of a hedging, integrated or conversion transaction, a constructive sale, a wash sale or a straddle, a person liable for alternative minimum tax, a person who owns or is deemed to own 10% or more of our voting stock, a person holding our shares in connection with a trade or business conducted outside of the United States, a partnership or other pass-through entity for United States federal income tax purposes, a U.S. expatriate or a person whose “functional currency” for United States federal income tax purposes is not the United States dollar. The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), and regulations (including proposed regulations), rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below.

If a partnership holds our shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership holding our shares or a partner of a partnership holding our shares, you should consult your tax advisors as to the particular United States federal income tax consequences of acquiring, holding and disposing of the shares.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our A ordinary shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any other consequences to you arising under U.S. federal, state and local laws and the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

Taxation of Distributions

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of distributions on the shares will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Because we do not expect to keep track of earnings and profits in accordance with United States federal income tax principles, you should expect that a distribution in respect of the A ordinary shares will generally be treated and reported as a dividend to you. Such dividend income will be includable in your gross income as ordinary income on the day actually received by you or on the day received by your nominee or agent that holds the shares on your behalf. Such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations under the Code.

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. We have been approved to list A ordinary shares on the NYSE and expect such shares to be considered readily tradable on an established securities market. However, even if the shares are readily tradable on an established securities market in the United States, we will not be treated as a qualified foreign corporation if we are a PFIC for the taxable year in which we pay a dividend or were a PFIC for the preceding taxable year. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. For this purpose, the minimum holding period requirement will not be met if a share has been held by a holder for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend, appropriately reduced by any period in which such holder is protected from risk of loss. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the availability of the reduced tax rate on dividends in light of your particular circumstances.

Subject to certain conditions and limitations imposed by United States federal income tax rules relating to the availability of the foreign tax credit, some of which vary depending upon the U.S. Holder’s circumstances, any foreign withholding taxes on dividends will be treated as foreign taxes eligible for credit against your United States federal income tax liability. The application of the rules governing foreign tax credits depends on the particular circumstances of each U.S. Holder. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For purposes of calculating the foreign tax credit, dividends paid on the A ordinary shares will be treated as income from sources outside the United States and will generally constitute “passive category income.” Further, in certain circumstances, you will not be allowed a foreign tax credit for foreign taxes imposed on certain dividends paid on the shares if you:

•	have held shares for less than a specified minimum period during which you are not protected from risk of loss, or
•	are obligated to make certain payments related to the dividends.

The rules governing the foreign tax credit are complex and involve the application of rules that depend on your particular circumstances. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, we do not believe we will be a PFIC for United States federal income tax purposes for the 2014 taxable year, and we do not expect to become one in the future. However, because PFIC status is an annual factual determination that cannot be made until after the close of each taxable year and depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

In general, a non-United States corporation will be treated as a PFIC for U.S. federal income tax purposes for any taxable year in which:

•	at least 75% of its gross income is passive income (the “income” test), or
•	at least 50% of the value (determined based on a quarterly average) of its gross assets is attributable to assets that produce, or are held for the production of, passive income (the “asset” test).

For this purpose, passive income generally includes dividends, interest, royalties and rents (except for certain royalties and rents derived from the active conduct of a trade or business), certain gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income. If we own, directly or indirectly, at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests described above, as directly owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

If we are a PFIC for any taxable year during which you hold our shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of shares, unless you make a “mark-to-market” election as discussed below.

Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for your A ordinary shares,
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
•	the amount allocated to each other year will be subject to tax at the highest applicable tax rate in effect for corporations or individuals, as appropriate, for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition, or “excess distribution,” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the shares cannot be treated as capital and will be subject to the “excess distribution” regime described above, even if you hold the shares as capital assets.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in our taxable year in which such dividends are paid or in the preceding taxable year.

You will be required to file Internal Revenue Service Form 8621 annually regarding any distributions received on the A ordinary shares and any gain realized on the disposition of the A ordinary shares if you hold our A ordinary shares in any year in which we are classified as a PFIC, and other reporting requirements may apply.

If we are a PFIC for any taxable year during which a U.S. Holder holds our A ordinary shares and any of our non-United States subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.

Under these circumstances, a U.S. Holder would be subject to United States federal income tax on (i) a distribution on the shares of a lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, both as if such U.S. Holder directly held the shares of such lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded in other than de minimis quantities for at least 15 days during each calendar quarter on a qualified exchange, as defined in applicable U.S. Treasury Regulations. Our A ordinary shares are listed on the NYSE and we expect such shares to be “regularly traded” for purposes of the mark-to-market election.

If you make an effective mark-to-market election, you will include in each year that we are a PFIC, as ordinary income the excess of the fair market value of your A ordinary shares at the end of the year over your adjusted tax basis in the A ordinary shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the A ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your A ordinary shares in a year in which we are a PFIC will be treated as ordinary income. Any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

Your adjusted tax basis in the shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the A ordinary shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election.

A mark-to-market election should be made by filing IRS Form 8621 in the first taxable year during which the U.S. Holder held the A ordinary shares and in which we are a PFIC. A mark-to-market election would not be available with respect to a subsidiary PFIC of ours that a U.S. Holder is deemed to own for the purposes of the PFIC rules; accordingly, a U.S. Holder would not be able to mitigate certain of the adverse U.S. “excess distribution” federal income tax consequences of its deemed ownership of stock in our subsidiary PFICs by making a mark-to-market election. You are urged to consult your tax advisor about the availability of the mark-to-market election and whether making the election would be advisable in your particular circumstances.

Alternatively, holders of PFIC shares can sometimes avoid the rules described above by electing to treat such PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements, or furnish you with the information, necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding A ordinary shares if we are considered a PFIC in any taxable year.

Sale or Other Disposition of A Ordinary Shares

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange or other taxable disposition of a A ordinary share in an amount equal to the difference between the amount realized for the share and your tax basis in the A ordinary share, in each case as determined in United States dollars. Subject to the discussion above under “Passive Foreign Investment Company,” such gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Any gain or loss recognized by you will generally be treated as United States source gain or loss for U.S. foreign tax credit purposes. You are encouraged to consult your tax advisor regarding the availability of the U.S. foreign tax credit in your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to distributions in respect of our A ordinary shares and the proceeds from the sale, exchange or redemption of our A ordinary shares that are paid to you within the United States or through certain U.S.-related financial intermediaries, unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to (i) provide a taxpayer identification number or (ii) certify that you are not subject to backup withholding. U.S. Holders who are required to establish their exemption from backup withholding must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who hold “specified foreign financial assets,” including shares of a non-U.S. corporation that are not held in an account maintained by a U.S. “financial institution,” the aggregate value of which exceeds $50,000 (or other applicable amount) during the tax year, may be required to attach to their tax returns for the year IRS Form 8938 containing certain specified information.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividends and net gains from the disposition of shares. If you are a U.S. Holder that is an individual, estate or trust, you should consult your tax advisors regarding the applicability of this tax to your income and gains in respect of your investment in the A ordinary shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Publicly filed documents concerning our company which are referred to in this annual report may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can also be obtained from the Public Reference Room at the Commission’s principal office, 100 F Street, N.E., Washington D.C. 20549, after payment of fees at prescribed rates.

The Commission maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval, or EDGAR, system. We have made all our filings with the Commission using the EDGAR system.

I. Subsidiary Information

For more information on our subsidiaries, please see “Part I — Item 4. Information on the Company — C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial risks, including interest rate risk, foreign currency risk and equity risk:

Interest Rate Risk

We are exposed to interest rate risk because our subsidiaries borrow funds at both fixed and floating interest rates. The risk is managed by the maintaining an appropriate mix between fixed, capped and floating rate borrowings, and by the use of interest rate swap contracts and forward interest rate contracts. Hedging activities are evaluated to align with interest rate views to ensure the most cost effective hedging strategies are applied.

We entered into an interest rate swap contract, in fiscal 2012, related to our borrowings with an interest cap with a notional value of $100 million. Two written floor contracts each with $100 million notional value were also entered into in fiscal 2012. The effect of these instruments, which are still valid, in combination is that the maximum cash outflow is 6% although the written floors mean that should market rates fall below the floor rate, then the interest charged would be twice the floor rate, although never exceeding 6%.

Under the interest swap contracts, we have agreed to exchange the difference between fixed and floating rate interest amounts calculated on an agreed notional principal amount. Such contracts enable us to mitigate the risk of changing interest rates on the cash flow of issued variable rate debt. The fair value of interest rate derivatives which comprise derivatives at fair value through profit and loss is determined at the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates.

Foreign Currency Risk

We operate throughout the world with significant operations in India, the British Isles, the United States and the United Arab Emirates. As a result, we face both translation and transaction currency risks which are principally mitigated by matching foreign currency revenues and costs wherever possible.

A majority of our revenues are denominated in U.S. dollars, Indian Rupees and British Pounds Sterling, which are matched where possible to our costs so that these act as an automatic hedge against foreign currency exchange movements.

We have to date not entered into any currency hedging transactions, and we have managed foreign currency exposure to date by seeking to match foreign currency inflows and outflows to the extent possible.

A uniform decrease of 10% in exchange rates against all foreign currencies in position as of March 31, 2014 would have decreased our net income by approximately 3.6 million. An equal and opposite impact would be experienced in the event of an increase by a similar percentage. Our sensitivity to foreign currency has increased during the year ended March 31, 2014 as a result of an increase in the percentage of liabilities denominated in foreign currency over the comparative period. As of March 31, 2014 24% of our borrowings are denominated in foreign currency.

In management’s opinion, the sensitivity analysis is not representative of the inherent foreign exchange risk because the exposure at the end of the reporting period does not reflect the exposure during the year.

Equity Risk

We are exposed to market risk relating to changes in the market value of our investments, which we hold for purposes other than trading. We invest in equity instruments of private companies for operational and strategic business reasons. These securities are subject to significant fluctuations in fair market value due to volatility in the industries in which they operate. As at March 31, 2014, the aggregate value of all such equity investments was $30.3 million. For further discussion of our investments see Note 16 to our audited Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 20-F.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depository Share

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, management has evaluated, with the participation of our Group Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Group Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.

Based on the foregoing, our Group Chief Executive Officer and Chief Financial Officer have concluded that, as at March 31, 2014, our disclosure controls and procedures were effective and provide a reasonable level of assurance.

Management’s Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our Group Chief Executive Officer and Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes have occurred.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee members are Messrs. Dilip Thakkar (Chairman), Naresh Chandra and Michael Kirkwood. Each of Messrs. Thakkar, Chandra and Kirkwoodare an independent director pursuant to the applicable rules of the Commission and the NYSE. See “Part I — Item 6. Directors, Senior Management and Employees — A. Directors and Executive Officers” for the experience and qualifications of the members of the Audit Committee. Our Board of Directors has determined that Mr. Thakkar qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

ITEM 16B. CODE OF ETHICS

We have adopted a written Code of Business Ethics and Conduct that is applicable to all of our directors, senior management and employees. We have posted the code on our website at www.erosplc.com. Information contained in our website does not constitute a part of this annual report. We will also make available a copy of the Code of Business Ethics and Conduct to any person, without charge, if a written request is made to Investor Relations at our offices at 13 Manchester Square, London W1 U3PP, United Kingdom.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Grant Thornton India LLP has served as our independent public accountant for the fiscal years ended March 31, 2014 and 2013. The following table shows the fees we paid or accrued for the audit and other services provided by Grant Thornton India LLP for the years ended March 31, 2014 and March 31, 2013.

	Fiscal
	2014	2013
Audit fees	$475,000	$515,000
Audit-related fees	41,000	244,000
Tax fees	22,000	18,000

Notes:

Audit fees. This category consists of fees billed for the audit of financial statements, quarterly review of financial statements and other audit services, which are normally provided by the independent auditors in connection with statutory and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and include the group audit; comfort letters and consents; attest services; and assistance with and review of documents filed with the Commission.

Audit-related fees. This category consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include service tax certifications.

Tax fees. This category includes fees billed for tax audits.

Audit Committee Pre-approval Process

Our Audit Committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by our independent auditor. All of the services provided by Grant Thornton India LLP during the last fiscal year have been pre-approved by our Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we, nor any affiliated purchaser, made any purchase of our equity securities in fiscal 2014.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We have posted our Corporate Governance Guidelines on our website atwww.erosplc.com. Information contained on our website does not constitute a part of this annual report.

The table below summarizes the composition of our committees.

	Audit Committee	Remuneration Committee	Nomination Committee

Naresh Chandra	Member	Chairman	Chairman
Dilip Thakkar	Chairman	Member	Member
Michael J. Kirkwood	Member	Member	—
Greg Coote	—	—	Member

Each of Mssrs. Chandra, Thakkar, Kirkwood and Coote satisfies the “independence” requirements of the NYSE listing standards and the “independence” requirements of Rule 10A-3 of the Exchange Act.

As our shares are listed on the NYSE, we are subject to the NYSE listing standards. We believe that our corporate governance practices do not differ in any significant way from those required to be followed by issuers incorporated in the United States under the NYSE listing standards, except that the Dodd-Frank Wall Street Reform and Consumer Protection Act generally provides shareholders of United States public companies with the right to cast three types of votes: (i) an advisory vote to approve the compensation of the named executive officers, (ii) an advisory vote on the frequency with which shareholders should be entitled to cast votes on the company’s executive compensation, and (iii) an advisory vote to approve certain payments made in connection with an acquisition, merger or other specified corporate transaction. We, as a foreign private issuer, are not subject to these requirements and we do not adopt any such voting practices.

As a foreign private issuer, we are exempt from the rules under the Exchange Act governing the furnishing and content of proxy statements, and our directors, senior management and principal shareholders are exempt from the reporting and “short-swing profit” recovery provisions contained in Section 16 of the Exchange Act.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Part III — Item 18. Financial Statements” for a list of our consolidated financial statements included elsewhere in this annual report.

ITEM 18. FINANCIAL STATEMENTS

The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

·	Report of Independent Registered Public Accounting Firm Grant Thornton India LLP

·	Report of Independent Registered Public Accounting Firm Grant Thornton UK LLP

·	Consolidated Statements of Financial Position as at March 31, 2014 and 2013

·	Consolidated Statements of Income for the years ended March 31, 2014, 2013 and 2012

·	Consolidated Statements of Comprehensive Income / (Loss) for the years ended March 31, 2014, 2013 and 2012

·	Consolidated Statements of Changes in Equity for the years ended March 31, 2014, 2013 and 2012

·	Consolidated Statements of Cash Flows for the years ended March 31, 2014, 2013 and 2012

·	Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibt Number	Title
1.1	Memorandum of Association, incorporated by reference to Ex. 3.1 to the Company’s Registration Statement on Form F-1, File No. 333-180469 (the “Form F-1”)
1.2	Articles of Association, incorporated by reference to Ex. 3.2 to the Form F-1
2.1	Form of A Share Certificate, incorporated by reference to Ex. 4.1 to the Form F-1
4.1	Relationship Agreement, dated as of December 16, 2009, between Eros International Media Limited, the Company and Eros Worldwide FZ-LLC, incorporated by reference to Ex. 10.1 to the Form F-1
4.2	Shareholders’ Agreement, dated as of January 13,2007, between Eros Multimedia Private Limited and The Group and Big Screen Entertainment Private Limited, incorporated by reference to Ex. 10.2 to the Form F-1
4.3	Shareholders’ Agreement, dated as of July 11,2007, incorporated by reference to Ex. 10.3 to the Form F-1
4.4	Employment Agreement of Sunil Lulla as Executive Vice Chairman of Eros International Medial Limited, dated September 29, 2009, , incorporated by reference to Ex. 10.4 to the Form F-1
4.5	Service Agreement of Andrew Heffernan as Chief Financial Officer, date June 27, 2006, , incorporated by reference to Ex. 10.5 to the Form F-1
4.6	Service Agreement of Kishore Lulla as Chairman and Chief Executive Officer, dated June 27, 2006, , incorporated by reference to Ex. 10.6 to the Form F-1
4.7	Service Agreement of Vijay Ahuja as Vice Chairman and President (International), dated June 27, 2006, incorporated by reference to Ex. 10.7 to the Form F-1
4.8	Rules of the Eros International Plc Bonus Share Plan Unapproved Option Scheme 2006, dated May 17, 2006, incorporated by reference to Ex. 10.8 to the Form F-1
4.9	Credit Facility, dated January 5, 2012, between Eros International Plc, Citibank, N.A., London Branch, Lloyds TSB Bank Plc and the Royal Bank of Scotland Plc, with Lloyds TSB Bank Plc as Facility Agent, in the original principal amount of $125 million, incorporated by reference to Ex. 10.9 to the Form F-1
4.10	Increase Confirmation, dated January 12, 2012, from UBS AG, Singapore Brance, to Lloyds TSB Bank Plc as Facility Agent and Eros International Plc, incorporated by reference to Ex. 10.10 to the Form F-1
4.11	IPO Plan Form of Option Agreement, incorporated by reference to Ex. 10.11 to the Form F-1
4.12	Eros International Media Pvt. Ltd. ESOP 2009, incorporated by reference to Ex. 10.12 to the Form F-1
4.13	Form of Joint Share Ownership Deed Measured By Total Share Return, incorporated by reference to Ex. 10.13 to the Form F-1
4.14	Form of Joint Share Ownership Deed Measured By Super Total Share Return, incorporated by reference to Ex. 10.14 to the Form F-1
4.15	Form of Joint Share Ownership Deed Measured By Earnings Per Share, incorporated by reference to Ex. 10.12 to the Form F-1

Exhibt Number	Title
4.16	Employee Benefit Trust Deed, incorporated by reference to Ex. 10.16 to the Form F-1
4.17	Form of Option Agreement for Option Awards Approved April 17, 2012, incorporated by reference to Ex. 10.17 to the Form F-1
4.18	Service Agreement of Jyoti Deshpande as Group Chief Executive Officer and Managing Director of Eros International Plc, date September 5, 2013, incorporated by reference to Ex. 10.18 to the Form F-1
4.19	Employment Agreement of Jyoti Deshpande as Executive Director of Eros International Media Limited, dated August 29, 2013, incorporated by reference to Ex. 10.19 to the Form F-1
4.20	Service Agreement of Jyoti Deshpande as Chief Executive Officer of Eros International Limited, dated September 1, 2013, incorporated by reference to Ex. 10.20 to the Form F-1
4.21	Service Agreement of Vijay Ahuja as Executive Director of Eros International Pte Ltd, date April 1, 2013, incorporated by reference to Ex. 10.21 to the Form F-1
4.22	Service Agreement of Pranab Kapadia as President – Europe & Africa of Eros International Ltd., dated December 1, incorporated by reference to Ex. 10.22 to the Form F-1
4.23	Form of Increase Confirmation, dated July 31, 2013, from HSBC Bank Plc to Lloyds TSB Bank Plc as Facility agent and Eros International Plc, incorporated by reference to Ex. 10.23 to the Form F-1
8.1	Subsidiaries of Eros International Plc
15.1	Consent of Grant Thornton UK LLP
15.2	Consent to Use of Federation of Indian Chambers of Commerce and Industry – KPMG Indian Media and Entertainment Industry Reports

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 17, 2014

EROS INTERNATIONAL PLC

By:	/s/ Jyoti Deshpande
Name:	Jyoti Deshpande
Title:	Group Chief Executive Officer

EROS INTERNATIONAL PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Eros International PLC

We have audited the accompanying consolidated statements of financial position of Eros International PLC and subsidiaries (the “Company”) as of March 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the two years in the period ended March 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eros International PLC and subsidiaries as of March 31, 2014 and 2013, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2014, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

/s/ Grant Thornton India LLP

Mumbai, India

June 17, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Eros International PLC

We have audited the accompanying statement of consolidated financial position of Eros International Plc (the “Company”) and subsidiaries (together, the “Group”) as at 31 March 2012, and the consolidated statements of income, comprehensive income, changes in equity and cash flows of the Group for each of the two years in the period ended 31 March 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eros International Plc and subsidiaries as of 31 March 2012 and the results of their operations and their cash flows for each of the two years in the period ended 31 March 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Grant Thornton UK LLP

London, United Kingdom

July 12, 2012

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT MARCH 31, 2014 AND 2013

		As at March 31
	Note	2014	2013
		(in thousands)
ASSETS
Non-current assets
Property, plant and equipment	12	$10,166	$11,680
Goodwill	13	1,878	1,878
Intangible assets — trade name	13	14,000	14,000
Intangible assets — content	14	577,704	535,304
Intangible assets — others	15	1,515	2,117
Available-for-sale investments	16	30,340	30,385
Trade and other receivables	18	12,056	—
Deferred tax assets	10	77	569
		$647,736	$595,933

Current assets
Inventories	17	$566	$793
Trade and other receivables	18	111,649	93,327
Current tax receivable		611	962
Cash and cash equivalents	20	145,449	107,642
		258,275	202,724

Total assets		$906,011	$798,657

LIABILITIES
Current liabilities
Trade and other payables	19	$31,611	$28,979
Short-term borrowings	22	92,879	79,902
Current tax payable		4,090	1,846
		$128,580	$110,727

Non-current liabilities
Long-term borrowings	22	$165,254	$165,898
Other long term liabilities		393	357
Derivative financial instruments	23	11,483	16,660
Deferred tax	10	22,260	18,839
		$199,390	$201,754

Total liabilities		$327,970	$312,481

EQUITY
Equity
Share capital	24	$26,322	$22,653
Share premium		223,333	159,547
Reserves		342,856	311,315
Other components of equity	27	(39,315)	(29,432)
JSOP reserve	26	(25,505)	(25,505)
Equity attributable to equity holders of Eros International Plc		$527,691	$438,578

Non-controlling interest		50,350	47,598
Total equity		$578,041	$486,176
Total liabilities and equity		$906,011	$798,657

The accompanying notes form an integral part of these financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2014, 2013 AND 2012

		Year ended March 31
	Note	2014	2013	2012
		(in thousands, except per share amounts)
Revenue	4	$235,470	$215,346	$206,474
Cost of sales		(132,933)	(134,002)	(117,044)
Gross profit		102,537	81,344	89,430
Administrative costs		(42,680)	(26,308)	(27,992)
Operating profit		59,857	55,036	61,438
Financing costs	7	(9,910)	(6,202)	(5,697)
Finance income	7	2,393	4,733	4,688
Net finance costs	7	(7,517)	(1,469)	(1,009)
Other gains/(losses)	8	(2,353)	(7,989)	(6,790)
Profit before tax		49,987	45,578	53,639
Income tax expense	9	(12,843)	(11,913)	(10,059)
Profit for the year	6	$37,144	$33,665	$43,580
Attributable to:
Owners of Eros International Plc		$29,861	$27,107	$37,406
Non-controlling interests		7,283	6,558	6,174
		$37,144	$33,665	$43,580
Earnings per share (cents)	11
Basic earnings per share		65.5	68.7	95.7
Diluted earnings per share		65.2	68.6	94.3

The accompanying notes form an integral part of these financial statements.

EROS INTERNATIONAL PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED MARCH 31, 2014, 2013 AND 2012

		Year ended March 31
	Note	2014	2013	2012
		(in thousands, except per share amounts)
Profit for the year		$37,144	$33,665	$43,580
Other comprehensive income
Items that will not be subsequently reclassified to profit or loss
Revaluation of property		—	1,726	—
Items that will be subsequently reclassified to profit or loss
Available-for-sale financial assets
Reclassification to profit and loss		—	—	1,230
Gain/(loss) arising during the year		—	—	4,829
Exchange differences on translating foreign operations		(15,706)	(14,613)	(30,059)
Cash flow hedges
Reclassification to profit and loss		1,233	—	4,405
Gain/(loss) arising during the year		—	—	(3,847)
		$(14,473)	$(14,613)	$(23,442)
Total other comprehensive (loss) for the year		$(14,473)	$(12,887)	$(23,442)
Total comprehensive income for the year, net of tax		$22,671	$20,778	$20,138

Attributable to
Owners of Eros International Plc		19,978	16,194	18,536
Non-controlling interests		2,693	4,584	1,602

The accompanying notes form an integral part of these financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2014, 2013 AND 2012

		Year ended March 31
	Note	2014	2013	2012
		(in thousands)
Cash flow from operating activities
Profit before tax		$49,987	$45,578	$53,639
Adjustments for:
Depreciation	12	789	1,003	1,275
Share based payment	25	18,421	1,888	5,289
Amortization of intangible content assets	14	99,620	101,955	86,525
Amortization of other intangible assets	15	578	715	278
Non-cash items	28	(308)	5,662	5,511
Net finance charge	7	7,517	1,469	1,009
Movement in trade and other receivables		(32,038)	(21,338)	(27,689)
Movement in inventories		216	254	342
Movement in trade payables		927	13,634	5,861
(Profit)/loss on sale of property, plant and equipment		7	389	239
Cash generated from operations		145,716	151,209	132,279
Interest paid		(9,656)	(4,659)	(4,381)
Income taxes paid		(3,528)	(9,103)	(4,208)
Net cash generated from operating activities		$132,532	$137,447	$123,690
Cash flows from investing activities
Purchase of property, plant and equipment		$(102)	$(86)	$(1,224)
Proceeds from disposal of property, plant and equipment		12	88	8
Purchase of intangible film rights and related content		(163,150)	(186,676)	(148,662)
Purchase of intangible assets others		(112)	(473)	(1,572)
Interest received		2,332	4,819	3,796
Net cash used in investing activities		$(161,020)	$(182,328)	$(147,654)
Cash flows from financing activities
Proceeds from disposal of subsidiary shares		$—	$9,435	$—
Net proceeds from issue of share capital		50,608	—	15
Proceeds from issue of shares by subsidiary		150	596	1,498
Dividend to non-controlling interests		—	(770)	—
Proceeds from issuance of short term debt (term loans)		4,131	—	—
Proceeds from issuance of short term debt (commercial paper)		—	1,842	—
Repayment of short term debt (commercial paper)		—	(1,842)	—
Proceeds/Repayment of short term debt (term loans)		6,343	(6,969)	19,588
Proceeds from long-term borrowings		29,830	11,015	35,620
Repayment of long-term borrowings		(21,665)	(1,836)	(4,965)
Net cash generated from financing activities		$69,397	$11,471	$51,756
Net (decrease)/increase in cash and cash equivalents		40,909	(33,410)	27,792
Effects of exchange rate changes on cash and cash equivalents		(3,102)	(4,370)	(8,537)
Cash and cash equivalents at beginning of year		107,642	145,422	126,167
Cash and cash equivalents at end of year	20	$145,449	$107,642	$145,422

The accompanying notes form an integral part of these financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH 31, 2014

			Other components of equity				Reserves				Equity Attributable to Shareholders
	Share capital	Share premium account	Currency translation reserve	Available for sale investments	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	of EROS International PLC	Non- controlling interest	Total equity
	(in thousands)
Balance as of April 1, 2013	$22,653	$159,547	$(32,742)	$5,802	$1,528	$(4,020)	$(22,752)	$62,097	$271,970	$(25,505)	$438,578	$47,598	$486,176

Profit for the year	—	—	—	—	—	—	—	—	29,861	—	29,861	7,283	37,144

Other comprehensive income/(loss) for the year	—	—	(11,116)	—	—	1,233	—	—	—	—	(9,883)	(4,590)	(14,473)

Total comprehensive income/(loss) for the year	—	—	(11,116)	—	—	1,233	—	—	29,861	—	19,978	2,693	22,671

Issue of shares (refer to Note 24)	3,437	47,171	—	—	—	—	—	—	—	—	50,608	—	50,608

Dividend paid by a subsidiary	—	—	—	—	—	—	—	—	—	—	—	15	15

Share based compensation	232	16,615	—	—	—	—	—	—	1,574	—	18,421	—	18,421

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	106	—	—	106	44	150

Balance as of March 31, 2014	$26,322	$223,333	$(43,858)	$5,802	$1,528	$(2,787)	$(22,752)	$62,203	$303,405	$(25,505)	$527,691	$50,350	$578,041

During the year ended March 31, 2014 the Group’s Indian subsidiary, Eros International Media Limited, issued shares to its employees under an Employee Share Ownership Plan (“ESOP”) scheme resulting in an increase in the non-controlling interest in accordance with the policy set out in Note 3.2.

The accompanying notes form an integral part of these financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH 31, 2013

			Other components of equity				Reserves				Equity Attributable to Shareholders
	Share capital	Share premium account	Currency translation reserve	Available for sale investments	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	of EROS International PLC	Non- controlling interest	Total equity
	(in thousands)
Balance as of April 1, 2012	$21,687	$135,008	$(20,534)	$5,802	$233	$(4,020)	$(22,752)	$57,766	$242,975	—	$416,165	$38,083	$454,248

Profit for the year	—	—	—	—	—	—	—	—	27,107	—	27,107	6,558	33,665

Other comprehensive income/(loss) for the year	—	—	(12,208)	—	1,295	—	—	—	—	—	(10,913)	(1,974)	(12,887)

Total comprehensive income/(loss) for the year	—	—	(12,208)	—	1,295	—	—	—	27,107	—	16,194	4,584	20,778

Issues of shares to wholly owned trust (Note 24)	966	24,539	—	—	—	—	—	—	—	(25,505)	—	—	—

Dividend paid by a subsidiary	—	—	—	—	—	—	—	—	—	—		(770)	(770)

Share based compensation	—	—	—	—	—	—	—	—	1,888	—	1,888	—	1,888

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	4,331	—	—	4,331	5,701	10,032

Balance as of March 31, 2013	$22,653	$159,547	$(32,742)	$5,802	$1,528	$(4,020)	$(22,752)	$62,097	$271,970	$(25,505)	$438,578	$47,598	$486,176

During the year ended March 31, 2013 the Group’s Indian subsidiary, Eros International Media Limited, issued shares to its employees under an ESOP scheme resulting in an increase in the non-controlling interest in accordance with the policy set out in Note 3.2.

The accompanying notes form an integral part of these financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH31, 2012

			Other components of equity				Reserves				Equity Attributable to shareholders
	Share capital	Share premium account	Currency translation reserve	Available for sale investments	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	of EROS International PLC	Non- controlling interest
	(in thousands)
Balance as of April 1, 2011	$21,349	$128,296	$102	$(1,864)	$233	$(4,578)	$(22,752)	$63,102	$205,745	$389,633	$35,742	$425,375

Profit for the year	—	—	—	—	—	—	—	—	37,406	37,406	6,174	43,580

Other comprehensive income/(loss) for the year	—	—	(20,636)	7,666	—	558	—	(6,458)	—	(18,870)	(4,572)	(23,442)

Total comprehensive income /(loss) for the year	—	—	(20,636)	7,666	—	558	—	(6,458)	37,406	18,536	1,602	20,138

Issues of shares upon exercise of options by employees	338	6,712	—	—	—	—	—	—	—	7,050	177	7,227

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	1,122	(176)	946	562	1,508

Balance as of March 31, 2012	$21,687	$135,008	$(20,534)	$5,802	$233	$(4,020)	$(22,752)	$57,766	$242,975	$416,165	$38,083	$454,248

During the year ended March 31, 2012 the Group’s Indian subsidiary, Eros International Media Limited, issued shares to its employees under an ESOP scheme resulting in an increase in the non-controlling interest in accordance with the policy set out in Note 3.2.

The accompanying notes form an integral part of these financial statements.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	NATURE OF OPERATIONS, GENERAL INFORMATION AND BASIS OF PREPARATION

Eros International Plc (“Eros”) and its subsidiaries’ (together with Eros, the “Group”) principal activities include the acquisition, co-production and distribution of Indian films and related content. Eros International Plc is the Group’s ultimate parent company. It is incorporated and domiciled in the Isle of Man. The address of Eros International Plc’s registered office is Fort Anne, Douglas, Isle of Man IM1 5PD. On November 18, 2013, Eros completed an Initial Public Offering (“IPO”) on the New York Stock Exchange (“NYSE”) of 5,000,000 ‘A’ ordinary 30p shares, at a price to the public of $11.00 per share, raising $55 million in new capital before underwriting discounts and expenses. (Refer to Note 24)

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board (see Note 35.1). The financial statements have been prepared under the historical cost convention on a going concern basis, with the exception of the revaluation of certain properties and certain financial instruments.

The Group’s accounting policies as set out below have been applied consistently throughout the Group to all the periods presented, unless otherwise stated. The functional currency of Eros is U.S. Dollars. The presentation currency of the Group is U.S. Dollars as this is the currency that the majority of its funding and transactions are denominated in. A significant proportion of the Group’s trading is denominated in India Rupee (“INR”). However, the Group’s major financial liabilities are borrowed in U.S. Dollars and Eros is listed on the NYSE, an international financial market, so the Group continues to use U.S. Dollars as its presentation currency.

The financial statements for the year ended March 31, 2014 were approved by the Eros Board of Directors and authorized for issue on June 17, 2014.

2	GOING CONCERN

The Group meets its day to day working capital requirements and funds its investment in content through a variety of banking arrangements and cash generated from operations. Under the terms of such banking arrangements the Group is able to draw down in the local currencies of its operating businesses. The net foreign currency monetary assets and liabilities position at March 31, 2014 and 2013 are shown in Note 29.

The facilities (as set out in Note 22) are subject to individual covenants which vary but include provisions such as a fixed charge over certain assets, Total Available Facilities against statement of financial position value, net debt against earnings before interest, income, tax expense, depreciation and amortization (“EBITDA”), and a negative pledge that restricts our ability to incur liens, security interests or similar encumbrances or arrangements on our assets. The Group is cash generating before capital expenditures and is in full compliance with the covenants contained in its existing bank Facilities. As at March 31, 2014 the Group had $145.4 million of cash and cash equivalents (2013: $107.6 million), $112.7 million of net debt (2013: $138.2 million) and undrawn amounts under its facilities of $19.8 million (2013: $4.3 million).

The Group is exposed to uncertainties arising from the global economic climate and also in the markets in which it operates. Market conditions could lead to lower than anticipated demand for the Group’s products and services and exchange rate volatility could also impact reported performance. The Directors have considered the impact of these and other uncertainties and factored them into their financial forecasts and assessment of covenant headroom. The Group’s forecasts and projections, taking account of reasonably possible changes in trading performance (and available mitigating actions), show that the Group will be able to operate within the expected limits of the Facilities and provide headroom against the covenants for the foreseeable future. For this reason, the Directors continue to adopt the going concern basis in preparing the financial statements.

3	SUMMARY OF ACCOUNTING POLICIES

3.1.	Overall Considerations

The significant accounting policies that have been used in the preparation of these consolidated financial statements are summarized below. Financial statements are subject to the application of significant accounting estimates and judgments. These are summarized in Note 34.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.2.	Basis of Consolidation

The Group financial statements consolidate those of the Company and entities controlled by the Company and its subsidiary undertakings. Control exists when the Company has existing rights that give the Company the current ability to direct the activities which affect the entity’s returns; the Company is exposed to or has rights to a return which may vary depending on the entity’s performance; and the Company has the ability to use its powers to affect its own returns from its involvement with the entity.

Unrealized gains on transactions between the Group and its subsidiaries are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

Business combinations are dealt with by the purchase method. The purchase method involves the recognition at fair value of all identifiable assets and liabilities, including contingent liabilities of the subsidiary, at the acquisition date, regardless of whether or not they were recorded in the financial statements of the subsidiary prior to acquisition. On initial recognition, the assets and liabilities of the subsidiary are included in the consolidated statement of financial position at their fair values, which are also used as the bases for subsequent measurement in accordance with the Group accounting policies. Goodwill is stated after separating out identifiable intangible assets. Goodwill represents the excess of acquisition cost over the fair value of the Group’s share of the identifiable net assets of the acquired subsidiary at the date of acquisition.

Changes in controlling interest in a subsidiary that do not result in gaining or losing control are not business combinations as defined by IFRS 3. The Group adopts the “equity transaction method” which regards the transaction as a realignment of the interests of the different equity holders in the Group. Under the equity transaction method an increase or decrease in the Group’s ownership interest is accounted for as follows:

•	the non-controlling component of equity is adjusted to reflect the non-controlling interest revised share of the net carrying value of the subsidiaries net assets;
•	the difference between the consideration received or paid and the adjustment to non-controlling interests is debited or credited to a different component of equity — merger reserves;
•	no adjustment is made to the carrying amount of goodwill or the subsidiaries’ net assets as reported in the consolidated financial statements; and
•	no gain or loss is reported in the income statement.

3.3.	Segment Reporting

Operating Segments (“IFRS 8”) requires operating segments to be identified on the same basis as is used internally for the review of performance and allocation of resources by the Group chief executive officer. The revenues of films are earned over various formats; all such formats are functional activities of filmed entertainment and these activities take place on an integrated basis. The management team reviews the financial information on an integrated basis for the Group as a whole, with respective heads of business for each region and in accordance with IFRS 8, the Company provides a geographical split as it considers that all activities fall within one segment of business which is filmed entertainment. The management team also monitors performance separately for individual films or for at least 12 months after the theatrical release. Certain resources such as publicity and advertising, and the cost of a film are also reviewed globally.

Eros has identified four geographic areas, consisting of its main geographic areas (India, North America and Europe), together with the rest of the world.

3.4.	Revenue

Revenue is recognized, net of sales related taxes, when persuasive evidence of an arrangement exists, the fees are fixed or determinable, the product is delivered or services have been rendered and collectability is reasonably assured. The Group considers the terms of each arrangement to determine the appropriate accounting treatment.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following additional criteria apply in respect of various revenue streams within filmed entertainment:

•	Theatrical — Contracted minimum guarantees are recognized on the theatrical release date. The Group’s share of box office receipts in excess of the minimum guarantee is recognized at the point they are notified to the Group.
•	Television — License fees received in advance which do not meet all the above criteria are included in deferred income until the above criteria is met.
•	Other — DVD, CD and video distribution revenue is recognized on the date the product is delivered or if licensed in line with the above criteria. Provision is made for physical returns where applicable. Digital and ancillary media revenues are recognized at the earlier of when the content is accessed or declared. Visual effects, production and other fees for services rendered by the Group and overhead recharges are recognized in the period in which they are earned and the stage of production is used to determine the proportion recognized in the period.

3.5.	Goodwill

Goodwill represents the excess of the consideration transferred in a business combination over the fair value of the Group’s share of the identifiable net assets acquired. Goodwill is carried at cost less accumulated impairment losses. Gain on bargain purchase is recognized immediately after acquisition in the consolidated income statement.

3.6.	Intangible Assets

Non-Current Intangible assets acquired by the Group are stated at cost less accumulated amortization less impairment loss, if any, except those acquired as part of a business combination, which are shown at fair value at the date of acquisition less accumulated amortization less impairment loss, if any (film production cost and content advances are transferred to film and content rights at the point at which content is first exploited). “Eros” (the “Trade name”) is considered to have an indefinite life and is held at cost less impairment.

Content

Investments in films and associated rights, including acquired rights and distribution advances in respect of completed films, are stated at cost less amortization less provision for impairment. Costs include production costs, overhead and capitalized interest costs net of any amounts received from third party investors. A charge is made to write down the cost of completed rights over the estimated useful lives, writing off more in year one which recognizes initial income flows and then the balance over a period of up to nine years, except where the asset is not yet available for exploitation. The average life of the assets is the lesser of 10 years or the remaining life of the content rights. The amortization charge is recognized in the income statement within cost of sales. The determination of useful life is based upon Management’s judgment and includes assumptions on the timing and future estimated revenues to be generated by these assets, which are summarized in note 34.3.

Trade name

“Eros” the Trade name is considered to have an indefinite economic life because of the institutional nature of the corporate brand name, its proven ability to maintain market leadership and the Group’s commitment to develop, enhance and retain its value. The carrying value is reviewed at least annually for impairment and adjusted to recoverable amount if required.

Others

Other intangible assets, which comprise internally generated and acquired software used within the Group’s digital, home entertainment and internal accounting activities, are stated at cost less amortization less provision for impairment. A charge is made to write down the cost of completed rights over the estimated useful lives except where the asset is not yet available for exploitation. The average life of the assets is the lesser of 5 years or the remaining life of the asset. The amortization charge is recognized in the income statement within administrative expenses.

Subsequent expenditure

Expenditure on capitalized intangible assets subsequent to the original expenditure is included only when it increases the future economic benefits embodied in the specific asset to which it relates.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Internally generated assets

An internally generated intangible asset arising from the Group’s software development activities that is expected to be completed is recognized only if all the following criteria are met:

•	an asset is created that can be identified (such as software and new processes);
•	it is probable that the asset created will generate future economic benefits; and
•	the development cost can be measured reliably.

When these criteria are met and there are appropriate resources to complete development, the expenditure is capitalized at cost. Where these criteria are not met development expenditure is recognized as an expense in the period in which it is incurred. Internally generated intangible assets are amortized over their useful economic life from the date that they start generating future economic benefits.

3.7.	Impairment Testing of Goodwill, Other Intangible Assets and Property, Plant and Equipment.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at the cash-generating unit level. Goodwill is allocated to those cash-generating units that are expected to benefit from synergies of the related business combination and represent the lowest level within the Group at which Management monitors the related cash flows.

Goodwill and Trade names are tested for impairment at least annually. All other individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of fair value, reflecting market conditions less costs to sell, and value in use based on an internal discounted cash flow evaluation. Impairment losses recognized for cash-generating units, to which goodwill has been allocated, are credited initially to the carrying amount of goodwill. Any remaining impairment loss is charged pro rata to the other assets in the cash generating unit.

Film content costs are stated at the lower of unamortized cost or estimated recoverable amounts. In accordance with IAS 36 Impairment of Assets, film content costs are assessed for indication of impairment on a library basis as the nature of the Group’s business, the contracts it has in place and the markets it operates in do not yet make an ongoing individual film evaluation feasible with reasonable certainty.

With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist.

3.8.	Property, Plant & Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment. Land and freehold buildings are shown at what Management believes to be their fair value, based on, among other things, periodic but at least triennial valuations by an external independent valuer, less subsequent depreciation for freehold buildings. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount. Increases in the carrying amount arising on revaluation of freehold land and buildings are credited to other reserves in shareholders’ equity. Decreases that offset previous increases are charged against other reserves.

Depreciation is provided to write off the cost of all property, plant and equipment to their residual value as stated below:

Rate of depreciation % straight line per annum
Freehold Building	2-10
Furniture & Fixtures and Equipment	15-20
Vehicles and Plant & Machinery	15-40

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Material residual value estimates are updated as required, but at least annually, whether or not the asset is revalued.

3.9.	Inventories

Inventories are valued at the lower of cost and net realizable value. Cost in respect of goods for resale is defined as purchase price, including appropriate labor costs and other overheads. Cost in respect of raw materials is purchase price.

Purchase price is assigned using a weighted average basis. Net realizable value is defined as anticipated selling price or anticipated revenue less cost to completion.

3.10.	Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments which are readily convertible into known amounts of cash and are subject to insignificant risk of changes in value. Bank overdrafts are shown within borrowings in current liabilities on the statement of financial position.

3.11.	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost with any difference between the proceeds (net of transaction costs) and the redemption value recognized in the income statement within Finance costs over the period of the borrowings using the effective interest method. Finance costs in respect of film productions and other assets which take a substantial period of time to get ready for use or for exploitation are capitalized as part of the asset.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

3.12.	Financial Instruments

Financial assets and financial liabilities are recognized when a Group entity becomes party to the contractual provisions of the instrument.

Financial assets and liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets or liabilities (other than financial assets and liabilities at fair value through profit and loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit and loss are recognized immediately in profit or loss.

A financial instrument is held for trading if:

•	it has been acquired principally for the purpose of selling/repurchasing it in the near term; or
•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent pattern of short-term profit taking; or
•	it is a derivative that is not designated in a hedging relationship.

The fair value of financial instruments denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The foreign exchange component forms part of its fair value gain or loss. Therefore for financial instruments that are classified as fair value through profit and loss, the exchange component is recognized in profit and loss through “other gains and losses”.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.13.	Financial Instruments

Financial assets are divided into the following categories:

•	financial assets at fair value through profit and loss;
•	loans and receivables;
•	held-to-maturity investments; and
•	available-for-sale financial assets.

Financial assets are assigned to the different categories by management on initial recognition, depending on the nature and purpose of the financial assets. The designation of financial assets is re-evaluated at every reporting date at which a choice of classification or accounting treatment is available.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including trade and other receivables, bank and cash balances) are measured subsequent to initial recognition at amortized cost using the effective interest method, less provision for impairment. Any change in their value through impairment or reversal of impairment is recognized in the income statement.

Provision against trade receivables is made when there is objective evidence that the Group will not be able to collect all amounts due to it in accordance with the original terms of those receivables. The amount of the write-down is determined as the difference between the asset’s carrying amount and the present value of estimated future cash flows.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity.

Available-for-sale financial assets

Available-for-sale financial assets include non-derivative financial assets that are either designated as such or do not qualify for inclusion in any of the other categories of financial assets. All financial assets within this category are measured subsequently at fair value, with changes in fair value recognized in other comprehensive income. Gains and losses arising from investments classified as available-for-sale are recognized in the income statement when they are sold or when the investment is impaired.

In the case of impairment of available-for-sale assets, any loss previously recognized in other comprehensive income is transferred to the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement. Impairment losses recognized previously on debt securities are reversed through the income statement when the increase can be related objectively to an event occurring after the impairment loss was recognized in the income statement.

Where the Group consider that fair value can be reliably measured the fair values of financial instruments that are not traded in an active market are determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each statement of financial position date. Available-for-sale equity instruments that do not have a quoted price in an active market and whose fair value cannot be reliably measured are measured at cost less impairment at the end of each reporting period.

An assessment for impairment is undertaken at least at each statement of financial position date.

A financial asset is derecognized only where the contractual rights to the cash flows from the asset expire or the financial asset is transferred and that transfer qualifies for de-recognition. A financial asset is transferred if the contractual rights to receive the cash flows of the asset have been transferred or the Group retains the contractual rights to receive the cash flows of the asset but assumes a contractual obligation to pay the cash flows to one or more recipients. A financial asset that is transferred qualifies for de-recognition if the Group transfers substantially all the risks and rewards of ownership of the asset, or if the Group neither retains nor transfers substantially all the risks and rewards of ownership but does transfer control of that asset.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.14.	Financial Liabilities

Financial liabilities are classified as either ‘financial liabilities at fair value through profit or loss’ or ‘other financial liabilities’. Financial liabilities are subsequently measured at amortized cost using the effective interest method or at fair value through profit or loss.

Financial liabilities are classified as at fair value through profit or loss when the financial liability is held for trading such as a derivative, except for a designated and effective hedging instrument, or if upon initial recognition it is thus designated to eliminate or significantly reduce measurement or recognition inconsistency or it forms part of a contract containing one or more embedded derivatives and the contract is designated as fair value through profit or loss.

Financial liabilities at fair value through profit or loss are stated at fair value. Any gains or losses arising of held for trading financial liabilities are recognized in profit or loss. Such gains or losses incorporate any interest paid and are included in the “other gains and losses” line item.

Other financial liabilities (including borrowing and trade and other payables) are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

A financial liability is derecognized only when the obligation is extinguished, that is, when the obligation is discharged or cancelled or expires. Changes in liabilities’ fair value that are reported in profit or loss are included in the income statement within finance costs or finance income.

3.15.	Derivative Financial Instruments

The Group uses derivative financial instruments (“derivatives”) to reduce its exposure to interest rate movements.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in the profit or loss depends on the nature of the hedge relationship.

At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

Cash flow hedging

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of other reserves. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the ‘other gains and losses’ line item.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss, in the same line of the consolidated income statement as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cash flow hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

3.16.	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources will be required to settle the obligations and can be reliably measured. Provisions are measured at Management’s best estimate of the expenditure required to settle the obligations at the statement of financial position date and are discounted to present value where the effect is material.

3.17.	Leases

Leases in which significantly all the risks and rewards incidental to ownership are not transferred to the lessee are classified as operating leases. Payments under such leases are charged to the income statement on a straight line basis over the period of the lease.

3.18.	Taxation

Taxation on profit and loss comprises current tax and deferred tax. Tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity or other comprehensive income in which case it is recognized in equity or other comprehensive income.

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted at the statement of financial position date along with any adjustment relating to tax payable in previous years.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted at the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled in the appropriate territory.

Deferred tax in respect of undistributed earnings of subsidiaries is recognized except where the Group is able to control the timing of the reversal of the temporary difference and that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilized.

3.19.	Employee Benefits

The Group operates defined contribution pension plans and healthcare and insurance plans on behalf of its employees. The amounts due are all expensed as they fall due.

In accordance with IFRS 2 Share Based Payments, the fair value of shares or options granted is recognized as personnel costs with a corresponding increase in equity. The fair value is measured at the grant date and spread over the period during which the recipient becomes unconditionally entitled to payment unless forfeited or surrendered. The Joint Share Ownership Plan (“JSOP”) (as described in Note 25) includes non-market based vesting conditions in addition to market based vesting conditions. The fair value of the option includes the effect of market based vesting conditions and excludes the effect of non-market-based vesting conditions.

The fair value of share options granted is measured using the Black Scholes model or a Monte-Carlo simulation model, each taking into account the terms and conditions upon which the grants are made. At each statement of financial position date, the Group revises its estimate of the number of equity instruments expected to vest as a result of non-market-based vesting conditions. The amount recognized as an expense is adjusted to reflect the revised estimate of the number of equity instruments that are expected to become exercisable, with a corresponding adjustment to equity reserves. None of the Group plans feature any options for cash settlements.

Upon exercise of share options, the proceeds received net of any directly attributable transaction costs up to the nominal value of the shares are allocated to share capital with any excess being recorded as additional paid in capital.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.20.	Foreign Currencies

Transactions in foreign currencies are translated at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities in foreign currencies are translated at the prevailing rates of exchange at the statement of financial position date. Non-monetary items that are measured at historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Any exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were initially recorded are recognized in the income statement in the period in which they arise. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The assets and liabilities in the financial statements of foreign subsidiaries and related goodwill are translated at the prevailing rate of exchange at the statement of financial position date. Income and expenses are translated at the monthly average rate. The exchange differences arising from the retranslation of the foreign operations are recognized in other comprehensive income and taken in to the “Translation reserve” in equity. On disposal of a foreign operation the cumulative translation differences (including, if applicable, gains and losses on related hedges) are transferred to the income statement as part of the gain or loss on disposal.

3.21.	Transactions Costs Relating to Equity Transactions:

The Group defers costs in issuing or acquiring its own equity instruments to the extent they are incremental costs directly attributable to an equity transaction that otherwise would have been avoided.  Such costs are accounted for as a deduction from equity (net of any related income tax benefit) upon completion of the equity transaction. The costs of an equity transaction which is abandoned is recognized as an expense.

3.22.	Equity

Equity comprises the following components:

•	Share capital – this represents the nominal value of equity shares;
•	Share premium – this represents the excess over nominal value of the fair value of consideration received for equity shares, net of expenses of the share issue;
•	Currency reserve – this represents the differences arising from translation of investments in overseas subsidiaries;
•	Joint Share Ownership Reserve – this represents the cost of shares of Eros held by the employee benefit trust, consolidated as a part of the Group and treated as treasury shares;
•	Reverse acquisition reserve – this represents the difference between the required total of the Group’s equity instruments and the reported equity of the legal parent;
•	Available-for-sale investments – this represents fair value movement net of impairment loss, if any, recognized since the date of acquisition of investments:
•	Revaluation reserve – this represents the fair value movement of land and buildings measured on a fair value basis;
•	Hedging reserve – this represents effective portion of change in fair value of derivative instruments designated in a cash flow hedge relationship;
•	Merger reserve – this represents the gain/loss recognized as a result of a change in parent undertakings ownership interest in a subsidiary undertaking without loss of control;
•	Retained earnings – this represents undistributed earnings of the Group; and
•	Non-Controlling Interests – this represents amounts attributable to non-controlling interests as a result of their interests in subsidiary undertakings.

4	BUSINESS SEGMENTAL DATA

The Group acquires, co-produces and distributes Indian films in multiple formats worldwide. Film content is monitored and strategic decisions around the business operations are made based on the film content, whether it is new release or library. Hence, Management identifies only one operating segment in the business, film content. We distribute our film content to the Indian population in India, the South Asian diaspora worldwide and to non-Indian consumers who view Indian films that are subtitled or dubbed in local languages. As a result of these distribution activities, Eros has identified four geographic markets: India, North America, Europe and the Rest of the world.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenues are presented based on the region of domicile and by customer location:

	Year ended March 31
	2014	2013	2012
	(in thousands)
Revenue by region of domicile
India	$125,062	$128,001	$113,573
Europe	21,152	31,450	41,828
North America	13,622	10,797	10,454
Rest of the world	75,634	45,098	40,619
Total Revenue	$235,470	$215,346	$206,474

	Year ended March 31
	2014	2013	2012
	(in thousands)
Revenue by customer location
India	$117,647	$135,292	$136,942
Europe	22,245	35,147	26,852
North America	14,017	12,678	8,379
Rest of the world	81,561	32,229	34,301
Total Revenue	$235,470	$215,346	$206,474

Revenue of $45,636,000 (2013: $14,460,000 and 2012: $6,287,000) from the United Arab Emirates is included within Rest of the world and revenue of $14,975,000 (2013: $34,945,000 and 2012: $25,059,000) from United Kingdom is included under Europe in the above table.

For the year ended March 31, 2014 and March 31, 2013, no customers accounted for more than 10% of the Group’s total revenues. For the year ended March 31, 2012, an aggregator of television rights, Dhrishti Creations Pvt. Ltd. accounted for 11.8% of the Group’s total revenues. In each year no revenue arose in the Isle of Man.

	India	North America	Europe	Rest of the World
	(in thousands)
Assets
As of March 31, 2014	$245,887	$28	$39,618	$319,730
As of March 31, 2013	$230,143	$44	$32,672	$302,120

Segment assets of $276,865,000 (2013: $272,034,000) in the United Arab Emirates is included under Rest of the world and segment assets of $21,132,000 (2013: $28,014,000) in United Kingdom is included under Europe in the above table.

5	PERSONNEL

	Year ended March 31
	2014	2013	2012
	(in thousands)
Salaries	$10,413	$9,275	$7,733
Social security and other employment charges	1,116	683	623
Wages and expenses	11,529	9,958	8,356
Share based compensation	18,421	1,888	2,889
Pension charges	66	34	29
Personnel costs	$30,016	$11,880	$11,274

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year ended March 31
	2014	2013	2012
	(in thousands)
Key Management Compensation
Short term benefits	$4,753	$3,859	$3,519
Post-employment plans	39	41	29
Share based compensation	15,796	1,303	1,479
	$20,588	$5,203	$5,027

Post-employment benefits all related to defined contribution plans/benefit plans.

6	PROFIT FOR THE YEAR

Profit for the year is arrived at after the following charged/(credited) to the income statement:

	Year ended March 31
	2014	2013	2012
	(in thousands)
Depreciation of property, plant and equipment	$789	$1,003	$1,275
Amortization of other intangible assets	578	715	278
Amortization of film and content rights	99,620	101,955	86,525
Operating lease rentals	973	1,223	1,651

7	FINANCE CHARGES AND INCOME

	Year ended March 31
	2014	2013	2012
	(in thousands)
Interest on bank overdrafts and loans	$17,382	$13,720	$4,936
Profit/(losses) recognized on discontinuation of cash flow hedge accounting	1,233	—	4,405
Interest expense on other borrowings	—	—	120
Total interest expense for financial liabilities not classified at fair value through profit or loss	18,615	13,720	9,461
Reclassification of gains on hedging previously recognized in other comprehensive income	—	—	2,223
Capitalized interest on filmed content	(8,705)	(7,518)	(5,987)
Total finance costs	9,910	6,202	5,697
Less: Interest revenue
Bank Deposits	(2,393)	(4,206)	(2,355)
Held- to- maturity financial assets	—	(527)	(2,333)
Total finance income	(2,393)	(4,733)	(4,688)

Net finance costs	$7,517	$1,469	$1,009

For the year ended March 31, 2014, the capitalization rate of interest was 7.4% (2013: 5.6%, 2012:5.2%).

8	OTHER GAINS AND LOSSES

	Year ended March 31
	2014	2013	2012
	(in thousands)
Losses on disposal of property, plant and equipment	$7	$389	$239
Net foreign exchange (gains)/losses	(647)	1,933	1,057
Net (gains)/losses on held for trading financial liabilities	(5,176)	5,667	4,264
Reclassification adjustment relating to available-for-sale financial assets	—	—	1,300
Transaction costs relating to equity transactions	8,169	—	—
Others	—	—	(70)
	$2,353	$7,989	$6,790

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The net loss on held for trading financial liabilities in the years ended March 31, 2014, 2013 and 2012 principally relate to derivative instruments not designated in a hedging relationship.

The Company incurred $13,583,000 towards the issue and listing of the ‘A’ ordinary shares of the Company on the NYSE and contemporaneous delisting of AIM listed shares. As the transaction costs incurred relate to more than one transaction, the Company allocated these costs in proportion to the number of existing shares listed on NYSE and the number of shares newly issued. Transactions costs of $8,169,000 attributed towards listing of existing shares are recorded in profit or loss and as a result, $5,414,000 was recorded in equity.

9	INCOME TAX EXPENSE

	Year ended March 31
	2014	2013	2012
	(in thousands)
Current tax expense	$6,487	$7,102	$4,946
Origination and reversal of temporary differences	6,356	4,811	5,113
Provision for income taxes	$12,843	$11,913	$10,059

Reconciliation of tax charge

	Year ended March 31
	2014	2013	2012
	(in thousands)
Profit before tax	$49,987	$45,578	$53,639
Income tax expense at tax rates applicable to individual entities	10,543	9,921	9,060
Tax effect of:
Effect of changes in tax rates on temporary differences brought forward	1,497	—	—
Items not deductible for tax	741	421	451
(Increase)/Utilization of tax losses	—	—	143
Others	62	1,571	405
Income tax expense	$12,843	$11,913	$10,059

10	CHANGES IN DEFERRED TAX ASSETS AND LIABILITIES

Changes in deferred tax assets and liabilities

	Year ended March 31, 2014
	Opening Balance	Recognized in Profit & Loss	Translation Adjustment	Closing Balance
	(in thousands)
Deferred tax assets:
Business loss carry forwards	$383	$(343)	$(40)	$—
Expenses deductible in future years	17	(19)	2	—
Minimum alternate tax carry- forward	9,661	2,186	(166)	11,681
Property, plant and equipment	122	(45)	—	77
Others	1,879	145	(144)	1,880
Total deferred tax asset	$12,062	$1,924	$(348)	$13,638
Deferred tax liabilities
Property, plant and equipment	(310)	(25)	24	(311)
Intangible assets	(29,969)	(8,308)	2,820	(35,457)
Others	(53)	53	(53)	(53)
Total deferred tax liability	$(30,332)	$(8,280)	$2,791	$(35,821)

Net deferred tax asset / (liability)	$(18,270)	$(6,356)	$2,443	$(22,183)
As at March 31, 2014
Deferred tax asset				$77
Deferred tax liability				$(22,260)

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year ended March 31, 2013
	Opening Balance	Recognized in Profit & Loss	Translation Adjustment	Closing Balance
	(in thousands)
Deferred tax assets:
Business loss carry forwards	$403	$5	$(25)	$383
Expenses deductible in future years	21	2	(6)	17
Minimum alternate tax carry- forward	5,220	4,768	(327)	9,661
Property, plant and equipment	78	45	(1)	122
Others	1,843	131	(95)	1,879
Total deferred tax asset	$7,565	$4,951	$(454)	$12,062
Deferred tax liabilities
Property, plant and equipment	(160)	(161)	11	(310)
Intangible assets	(21,787)	(9,548)	1,366	(29,969)
Others	—	(53)	—	(53)
Total deferred tax liability	$(21,947)	$(9,762)	$1,377	$(30,332)

Net deferred tax asset / (liability)	$(14,382)	$(4,811)	$923	$(18,270)
As at March 31, 2013
Deferred tax asset				$569
Deferred tax liability				$(18,839)

	Year ended March 31, 2012
	Opening Balance	Recognized in Profit & Loss	Translation Adjustment	Closing Balance
	(in thousands)
Deferred tax assets:
Business loss carry forwards	498	$(34)	$(61)	$403
Expenses deductible in future years	19	5	(3)	21
Minimum Alternative Tax carried forward	3,121	2,659	(560)	5,220
Property plant and equipment	48	31	(1)	78
Others	(300)	167	38	(95)
Total deferred tax asset	3,386	$2,828	$(587)	$5,627

Deferred tax liabilities
Property plant and equipment	(388)	190	38	(160)
Intangible assets	(16,335)	(8,020)	2,568	(21,787)
Others	(617)	2,548	7	1,938
Total deferred tax liability	$(17,340)	$(5,282)	$2,613	$(20,009)

Net deferred tax asset / (liability)	$(13,954)	$(2,454)	$2,026	$(14,382)
As at March 31, 2012
Deferred tax asset				$407
Deferred tax liability				$(14,789)

Deferred tax is calculated in full on all temporary differences under the liability method using the local tax rate of the country in which the timing difference occurs.

The deferred tax assets have been recognized on the basis that there is sufficient certainty of profitability to utilize the available losses and tax credits. No deferred tax liabilities have been provided on the undistributed earnings of its subsidiaries to the extent of $18,942,000 as Eros is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Eros International Media Limited is liable to pay Minimum Alternate Tax (“MAT”) under the Indian Income tax laws. The tax paid under MAT provisions can be carried forward and set-off against future income tax liabilities computed under normal tax provisions within a period of ten years, and has been treated as a deferred tax asset.

In addition to the amount charged in the income statement, no amounts relating to tax have been recognized in other comprehensive income: No amounts relating to tax have been recognized directly in equity.

11	EARNINGS PER SHARE

	2014		2013		2012
	(in thousands, except number of shares and earnings per share)
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings
Earnings attributable to the equity holders of the parent	$29,861	$29,861	$27,107	$27,107	$37,406	$37,406
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(141)	—	(23)	—	(507)
Adjusted earnings attributable to equity holders of the parent	$29,861	$29,720	$27,107	$27,084	$37,406	$36,899
Number of shares
Weighted average number of shares	45,590,242	45,590,242	39,438,958	39,438,958	39,075,740	39,075,740
Potential dilutive effect related to share based compensation scheme	—	16,525	—	17,457	—	62,438
Adjusted weighted average number of shares	45,590,242	45,606,767	39,438,958	39,456,415	39,075,740	39,138,178
Earnings per share
Earnings attributable to the equity holders of the parent per share (cents)	65.5	65.2	68.7	68.6	95.7	94.3

The above table does not split the earnings per share separately for the A ordinary 30p shares and the B ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings. All share and per share data provided herein gives effect to the three-for-one stock split conversion, that occurred in November 2013, retroactively.

Options under the JSOP can potentially dilute basic earnings per share and have been included as appropriate in the calculation of diluted earnings per share except where they are anti-dilutive. During the year ended March 31, 2013, 2,000,164 shares were not included in diluted earnings per share.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12	PROPERTY, PLANT AND EQUIPMENT

	Year ended March 31, 2014
	Land and Building	Furniture, Fittings and Equipment	Vehicles	Plant and Machinery	Total
	(in thousands)
Opening net carrying amount	$10,089	$760	$327	$504	$11,680
Exchange differences	(639)	(61)	(29)	(46)	(775)
Additions	—	13	—	55	68
Disposals	—	(64)	(72)	(22)	(158)
Adjustment of Depreciation on disposal	—	63	60	17	140
Depreciation charge	(472)	(128)	(79)	(110)	(789)
Closing net carrying amount	$8,978	$583	$207	$398	$10,166

	As at March 31, 2014
	(in thousands)
Cost or valuation	$11,245	$1,642	$937	$2,972	$16,796
Accumulated depreciation	(2,267)	(1,059)	(730)	(2,574)	(6,630)
Net carrying amount	$8,978	$583	$207	$398	$10,166

	Year ended March 31, 2013
	Land and Building	Furniture, Fittings and Equipment	Vehicles	Plant and Machinery	Total
	(in thousands)
Opening net carrying amount	$9,542	$917	$456	$1,707	$12,622
Exchange differences	(524)	(15)	(27)	(106)	(672)
Revaluations	1,726	—	—	—	1,726
Additions	—	16	16	55	87
Disposals	—	(336)	(12)	(1,414)	(1,762)
Adjustment on Depreciation on disposal/revaluation	146	52	9	1,076	1,283
Depreciation charge	(500)	(179)	(115)	(209)	(1,003)
Reclassification adjustments	(301)	305	—	(605)	(601)
Closing net carrying amount	$10,089	$760	$327	$504	$11,680

	As at March 31, 2013
	(in thousands)
Cost or valuation	$12,099	$2,337	$1,702	$3,935	$20,073
Accumulated depreciation	(2,010)	(1,577)	(1,375)	(3,431)	(8,393)
Net carrying amount	$10,089	$760	$327	$504	$11,680

Property, Plant and Equipment with a net carrying amount of $10,055,000 (2013: $11,528,000) have been pledged to secure borrowings (see Note 22).

Land and buildings were revalued as at March 31, 2013 by independent valuers, not connected to the Group, on the basis of market value. Fair values were estimated based on recent market transactions, which were then adjusted for specific conditions relating to the land and buildings. As at March 31, 2014, had land and buildings of the Group been carried at historical cost less accumulated depreciation, their carrying amount would have been $7,072,000 (2013: $8,202,000)

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13	GOODWILL AND TRADE NAME

	Goodwill	Trade Name
	(in thousands)
Balance as at March 31, 2014	$1,878	$14,000
Balance as at March 31, 2013	$1,878	$14,000

Goodwill has been assessed for impairment at the Group level as the Group is considered as one single cash generating unit and represents the lowest level at which the goodwill is monitored for internal management purposes.

The recoverable amount of the cash generating unit has been determined based on value in use. Value in use has been determined based on future cash flows after considering current economic conditions and trends, estimated future operating results, growth rates and anticipated future economic conditions.

As of March 31, 2014, for assessing impairment of goodwill, value in use is determined using discounted cash flow method. The estimated cash flows for a period of four years were developed using internal forecasts, and a pre-tax discount rate of 12.1% (2013:11.50%) and terminal growth rate of 4% (2013: 4%).

As of March 31, 2014, for assessing the impairment of the trade name, value in use is measured using the relief from royalty method based on a Royalty of 3% (2013: 3%) on the estimated total revenue for a period of four years and, a pre-tax discount rate of 14.1% (2013: 13.50%) and terminal growth rate of 4% (2013: 4%).

Management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

The Trade Name is associated with the ‘Eros International’ and other Eros logos, and is considered to have an indefinite useful life, which view is supported by the intention of the Management to retain the trade name within the business indefinitely.

14	INTANGIBLE CONTENT ASSETS

	Gross Content Assets	Accumulated Amortization	Content Assets
	(in thousands)
As at March 31, 2014
Film and content rights	$847,095	$(449,413)	$397,682
Content advances	179,605	—	179,605
Film productions	417	—	417
Non-current content assets	$1,027,117	$(449,413)	$577,704

As at March 31, 2013
Film and content rights	$766,387	$(396,034)	$370,353
Content advances	163,781	—	163,781
Film productions	1,170	—	1,170
Non-current content assets	$931,338	$(396,034)	$535,304

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Changes in the content assets are as follows:

	Year ended March 31
	2014	2013
	(in thousands)
Film productions
Opening balance	$1,170	$—
Additions	—	1,170
Changes in foreign currency translation	(113)	—
Transfer to film and content rights	(640)	—
Closing balance	$417	$1,170

Content advances
Opening balance	$163,781	$162,377
Additions (net of impairment loss of $4,081,000 (2013: $2,442,000))	162,495	174,567
Exchange difference	(9,706)	(5,948)
Transfer to film and content rights	(136,965)	(167,215)
Closing balance	$179,605	$163,781

Film and content rights
Opening balance	$370,353	$310,715
Amortization	(99,620)	(101,955)
Adjustments	—	(771)
Exchange difference	(10,656)	(4,851)
Transfer from other content assets	137,605	167,215
Closing balance	$397,682	$370,353

Intangible content assets with a carrying amount of $203,244,000 (2013: $193,857,000) have been pledged to secure borrowings (see Note 22).

15	OTHER INTANGIBLE ASSETS

Other intangibles comprise of internally generated software used within the Group’s digital and home entertainment activities and internal accounting activities.

	Gross	Accumulated Amortization	Net
	(in thousands)
As at March 31, 2014	$4,360	$(2,845)	$1,515
As at March 31, 2013	$4,384	$(2,267)	$2,117

The changes in other intangible assets are as follows:

	Year ended March 31
	2014	2013
	(in thousands)
Opening balance	$2,117	$1,870
Additions during the year	84	473
Reclassifications	—	554
Amortization	(578)	(715)
Exchange difference	(108)	(65)
Closing balance	$1,515	$2,117

Other intangible assets with a carrying amount of $94,000 (2013: $118,000) have been pledged to secure borrowings (see Note 22).

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As at March 31
	2014	2013
	(in thousands)
Triple Com Media Pvt. Limited	$423	$468
Valuable Technologies Limited	11,097	11,097
LMB Holdings Limited	16,800	16,800
Valuable Innovations Private Limited	2,020	2,020
	$30,340	$30,385

The investment in Triple Com Media Pvt. Limited (“Triple Com”) represents 10% share of the issued share capital of that company. Triple Com is involved in the aggregation and syndication of television and cable media rights in India. In the year ended March 31, 2014, due to the range of potential outcomes in valuing Triple Com, the Board was unable to give, with reasonable certainty, a fair value in the absence of detailed financial and/or valuation related information. Management has therefore held it at cost which equates to the fair value as at March 31, 2012.

Eros acquired an interest in Valuable Technologies Limited (“Valuable”) in the year ended March 31, 2009. The Company manages and operates a number of companies within media and entertainment, technology and infrastructure. These companies include UFO Moviez, the leading provider of Digital projection solutions for cinemas in India, Boxtech which is involved with digital movie rentals, and Impact whose business is theatrical ticketing and sales data. As at March 31, 2014, Eros owns 7.21% of Valuable’s equity. In the year ended March 31, 2014, due to the range of potential outcomes in valuing Valuable, the Board was unable to give, with reasonable certainty, a fair value in the absence of detailed financial and/or valuation related information. Management has therefore held it at cost which equates to the fair value recognized in the year ended March 31, 2012.

Acacia Investments Holdings Limited (“Acacia”) is a dormant holding company and owns 24% of L.M.B Holdings Limited (“LMB”) which through its subsidiaries operates two satellite television channels B4U Music and B4U Movies. As of March 31, 2014 and prior, the Group had no Board representation, no involvement in policy decision making, did not provide input in respect of technical know-how and had no material contract with LMB or its subsidiaries nor did they have the power to exert significant influence. As a result Management have historically concluded throughout its ownership that as of March 31, 2014, they did not exert any significant influence over LMB or its subsidiaries. Due to the range of potential outcomes in valuing LMB, the Board was unable to give, with reasonable certainty, a fair value. Management has therefore held it at cost which equates to the fair value recognized in the year ended March 31, 2012.

In April 2010, Eros acquired a 1.27% interest in Valuable Innovations Private Limited at a total cost of $2,020,000. In the year ended March 31, 2014, due to the range of potential outcomes in valuing Valuable Innovations Private Limited, the Board was unable to give, with reasonable certainty, a fair value in the absence of detailed financial and/or valuation related information. Management have therefore held it at cost.

These investments in unquoted equity instruments are not held for trading. Instead, they are held for medium or long-term strategic purpose.

17	INVENTORIES

	As at March 31
	2014	2013
	(in thousands)
Goods for resale	$566	$775
Raw materials	—	18
	$566	$793

During the year ended March 31, 2014, inventory of $880,000 (2013: $1,123,000) was recognized in the income statements as an expense. In each year none of the expense was as a result of the write down of inventories. Inventories with a carrying amount of $351,000 (2013: $426,000) have been pledged as security for certain of the Group’s bank overdrafts (see note 22).

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18	TRADE AND OTHER RECEIVABLES

	As at March 31
	2014	2013
	(in thousands)
Trade accounts receivables	$109,933	$77,104
Trade accounts receivables reserve	(469)	(759)
Trade accounts receivables net	$109,464	$76,345

Other receivables	12,721	11,089
Prepaid charges	1,520	5,893
Trade and other receivables	$123,705	$93,327

Current Trade and other receivables	111,649	93,327
Non Current Trade and other receivables	12,056	—
	$123,705	$93,327

The age of financial assets that are past due but not impaired were as follows:

	As at March 31
	2014	2013
	(in thousands)
Not more than three months	$30,216	$4,169
More than three months but not more than six months	5,865	738
More than six months but not more than one year	11,250	8,695
More than one year	4,973	1,255
	$52,304	$14,857

The movements in the trade accounts receivables reserve are as follows:

	Year ended March 31

	2014	2013	2012
	(in thousands)
At April 1	$759	$478	$221
Provisions	2,166	427	381
Utilizations	(2,456)	(146)	(124)
At March 31	$469	$759	$478

As a result of a renegotiation of certain contracts during the year ended March 31, 2013, $5,500,000 of trade accounts receivables were rescinded and treated as impaired at March 31, 2013. The carrying amount of trade accounts receivables and other receivables are considered a reasonable approximation of fair value. Trade and other receivables with a net carrying amount of $25,482,000 (2013: $26,854,000) have been pledged to secure borrowings (see Note 22).

19	TRADE AND OTHER PAYABLES

	As at March 31
	2014	2013
	(in thousands)
Trade accounts payable	$10,868	$13,694
Accruals & other payables	18,959	12,964
Value added taxes & other taxes payable	1,784	2,321
	$31,611	$28,979

The Group considers that the carrying amount of trade accounts payable and accruals & other payables approximate their fair value.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20	CASH AND CASH EQUIVALENTS

Cash and Cash equivalents consist of cash on hand and balance with banks. Cash and Cash equivalents included in the statement of cash flows comprise amounts in the statement of financial position.

	As at March 31
	2014	2013
	(in thousands)

Cash at bank and in hand	145,449	107,642
	$145,449	$107,642

21	OPERATING LEASES

The minimum lease rentals to be paid under non-cancellable operating leases at March 31 were as follows:

	As at March 31
	2014	2013
	(in thousands)
Within one year	$684	$1,068
Within two to five years	2,001	2,507
	$2,685	$3,575

The Group leases various offices and warehouses under non-cancellable operating lease agreements.

22	BORROWINGS

An analysis of long-term borrowings is shown in the table below.

	Nominal		As at March 31
	Interest Rate	Maturity	2014	2013
			(in thousands)
Asset backed borrowings
Term Loan	LIBOR+5.5%	2014-15	$—	$928
Term Loan	BPLR+2.75%	2014-15	165	—
Term Loan	LIBOR+8.5%	2014-15	—	1,055
Term Loan	13.3-15%	2014-15	645	633
Term Loan	10-15%	2014-15	38	91
Term Loan	BPLR+1.8%	2016-17	16,650	18,421
Term Loan	BPLR+2.75%	2017-18	4,384	6,401
Term Loan	BPLR+2.75%	2018-19	2,679	—
			$24,561	$27,529

Other borrowings	10.50%	2021-22	$8,516	$10,257
Revolving facility	LIBOR +1.90%- 2.90% and Mandatory Cost	2016-17	158,750	150,000
			$167,266	$160,257

Nominal value of borrowings			$191,827	$187,786
Cumulative effect of unamortized costs.			(1,716)	(2,767)
Installments due within one year			(24,857)	(19,121)
Long-term borrowings — at amortized cost			$165,254	$165,898

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On July 31, 2013, an additional lender acceded to the revolving credit facility. The additional participation in the facility was $25.0 million. This increased the total facility amount to $167.5 million, following the amortization of $7.5 million which occurred in July 2013. The total facility has now been reduced to $158.75 million following a further amortization of $8.75 million which occurred in January 2014.

Base Rate (“BR”) is the interest rate set by the Bank of England. Bank prime lending rate (“BPLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

Analysis of short-term borrowings

	Nominal	As at March 31
	interest rate (%)	2014	2013
		(in thousands)
Asset backed borrowings

Export credit & overdraft	BPLR+1-3.5%	$15,695	$25,600
Export credit & overdraft	LIBOR+3.5%	23,997	13,997
Short term loan	LIBOR+2.75%	5,500	—
Short term loan	BPLR+2.75%	—	4,605
		$45,192	$44,202
Unsecured borrowings
Commercial paper	10.65% –12.97%	13,320	16,579
Export credit and overdraft	BPLR+3.9%	6,735	—
Short term loan	BPLR+3.5%	2,775	—
Installments due within one year on long-term borrowings		24,857	19,121
Short-term borrowings - at amortized cost		$92,879	$79,902

Fair value of the long term borrowings as at March 31, 2014 is $179,106,000 (2013: $176,093,000). Carrying amount of short term borrowings approximates fair value. Fair values of long-term financial liabilities have been determined by calculating their present values at the reporting date, using fixed effective market interest rates available to the Companies within the Group.

23	DERIVATIVE FINANCIAL INSTRUMENTS

	As of March 31
	2014		2013
	Current	Non-current	Current	Non-current
	(in thousands)
Derivative assets	$—	$—	$—	$—
Derivative liabilities	$—	$(11,483)	$—	$(16,660)

The above interest rate derivative instruments are not designated in a hedging relationship. They are carried at fair value through profit or loss account.

24	ISSUED SHARE CAPITAL

	Number of Shares	GBP
		(in thousands)
Authorized
Ordinary shares of 10p each at March 31, 2013	200,000,000	20,000
A ordinary shares of 30p each at March 31, 2014	57,778,113	17,333
B ordinary shares of 30p each at March 31, 2014	25,555,220	7,667

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Number of Shares			USD
				(in thousands)
Allotted, called up and fully paid	A Ordinary 30p Shares	B Ordinary 30p Shares	Ordinary 10p Shares
As at March 31, 2012	—		118,316,874	21,687
Issue of shares on April 24,2012	—	—	6,000,493	966
As at March 31, 2013	—	—	124,317,367	22,653
Issue of shares on August 12, 2013	—	—	1,431,000	221
Issue of shares on September 18, 2013	—	—	5,029,935	800
Three-for-one stock split and conversion on November 18, 2013	18,037,710	25,555,220	(130,778,302)	23,674
Issue of shares on November 18, 2013	5,481,630	—	—	2,648
As at March 31, 2014	23,519,340	25,555,220	—	26,322

On April 24, 2012, shares were issued to the Company’s Employee Benefit Trust at GBP 2.64 ($12.77) a share based on the mid-market price per share pursuant to the JSOP.

On August 12, 2013 shares were issued for employee bonus/remuneration and contractual arrangements issued at $3.61 a share based on the mid-market price on August 12, 2013.

On September 18, 2013, shares were issued for employee bonus/remuneration and contractual arrangements issued at $4.02 a share based on the mid-market price on September 18, 2013.

On April 24, 2012, the shareholders approved resolutions effecting certain amendments to the authorized and issued share capital to effect a three-for-one split of the Company’s share capital pursuant to which each ordinary share of the Company was subdivided into 3 shares at a par value of GBP 0.30 per share on November 18, 2013. Immediately prior to the listing, all the outstanding ordinary shares were converted into 18,037,710 ‘A’ ordinary shares and 25,555,220 ‘B’ ordinary shares. ‘B’ ordinary shares are the shares held by the Founders Group (The “Founders Group” refers to Beech Investments Limited, Olympus Foundation, Arjan Lulla, Kishore Lulla, Vijay Ahuja and Sunil Lulla) ‘B’ ordinary shares are entitled to ten votes each and ‘A’ ordinary shares are entitled to one vote each on all matters upon which the ordinary shares are entitled to vote. All other rights of the A and B ordinary shares are the same.

On November 18, 2013, the Company completed the initial public offering of its ‘A’ ordinary shares on the NYSE, pursuant to which the Company issued and sold 5,000,000 ‘A’ ordinary shares at a price of $11.00 per share.

Upon listing, the Company issued 299,812 ‘A’ ordinary shares with a fair market value of $11.00 per share, to satisfy the Share awards given to certain eligible employees, and 181,818 ‘A’ ordinary shares with a fair market value of $11.00 per share, to satisfy certain contractual arrangements between the Company and a Director.

All share and per share amounts presented in the consolidated financial statements have been adjusted on a retroactive basis to reflect the effect of the share split.

25	SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Year ended March 31
	2014	2013	2012
	(in thousands)
JSOP	$1,075	$1,185	$—
IPO India Plan	499	703	177
Management Scheme (Staff Share Grant)	16,847	—	2,712
	$18,421	$1,888	$2,889

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

This charge has been included in administrative costs in the Income statement. The fair value per share for each grant of options and the assumptions used in the calculation are as follows:

	IPO Plan		JSOP Plan		IPO India Plan
Scheme	June 2006		April 2012		December 2009		August 2010		July 2012		October 2013

Option strike price	GBP 5.28		GBP 7.92		INR 117		INR 91		INR 75		INR 150
Maturity (in years)	10		6		5.25		5.25		7.00		5.00
Expected term (in years)	5		5		4		4		4		4.5
Number of instruments granted	62,438		2,000,164		1,729,512		83,628		571,160		300,000

Share price	GBP 5.17		USD 11.00	(1)	INR 175		INR 175		INR 175		INR 145
Expected volatility	25%	(2)	34%	(3)	75%	(2)	60%	(2)	25%	(4)	35%	(4)
Risk free interest rate	4.78%		2.24% to 2.32%		6.3%		6.5%		6.27%		8.57%
Expected dividend yield	0%		0%		0%		0%		0%		0%
Average fair value of the granted options at the grant date(5)	GBP 0.63		GBP 0.65		INR 89		INR 78		INR 106		INR 55

Range of fair values of the granted options at the grant date	GBP 0.58-0.68		GBP 0.61-0.78		INR 75-100		INR 66-85		INR 106		INR 55

_______________

(1)	Following the initial public offering of its ‘A’ ordinary shares on the NYSE, the strike price of the JSOP Plan shares have been rebased to $11.00 as per the deeds governing these shares.
(2)	The expected volatility in respect of the IPO Plan June 2006 in relation to Eros International Plc and Eros International Media Limited in respect of the IPO India Plan December 2009, and August 2010 have been arrived at by taking the weighted average share price movements of three peer companies as neither of these entities’ shares were listed at the date of grant.
(3)	The expected volatility has been arrived at by the reviewing the implied volatilities of comparable companies to Eros International Plc and the observable historic volatility of these companies.
(4)	The expected volatility in respect of the Eros International Media Limited in respect of the IPO India Plan July 2012 and October 2013 are based on the Company’s historic volatility.
(5)	The fair value of options under the JSOP Plan April 2012 were measured using a Monte-Carlo simulation models. Fair values of options granted under all other schemes are measured using a Black Scholes model.

The IPO Plan

The IPO Plan was provided to grant options to certain senior management involved with the initial public offering of the Company’s shares on the AIM. The performance sole criterion attached to the options was met when the Company’s shares were accepted for trading on AIM. The options vested annually in one fifth tranches from June 27, 2007.

The table below summarizes the IPO Plan.

	2014		2013		2012
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding on April 1	62,438	GBP 5.28	62,438	GBP 5.28	62,438	GBP 5.28
Lapsed	—	—	—	GBP 5.28	—	GBP 5.28
Forfeited by the option holder	—	—	—	—	—	—
Outstanding at March 31	62,438	GBP 5.28	62,438	GBP 5.28	62,438	GBP 5.28
Exercisable on March 31	62,438	GBP 5.28	62,438	GBP 5.28	62,438	GBP 5.28

The options outstanding at March 31, 2014 had a weighted average remaining contractual life of two years.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The JSOP Plan

On March 29, 2012, our board of directors approved a joint share ownership program, or JSOP, pursuant to which certain employees and executive Directors of Eros International Limited may acquire shares jointly with the trustee of our Employee Benefit Trust upon receiving a grant by our board of directors to do so.

On April 18, 2012, the Company issued 6,000,493 ordinary shares at an initial value set forth in the deeds governing these shares to the Company’s Employee Benefit Trust. Under the deeds governing these shares, each participant will be required to pay a nominal amount to acquire shares and the trustee will be required to pay the Company the remaining market value of such shares, as defined in the relevant deed, at time of acquisition. The consideration for these shares was funded by a loan from the Company to the Employee Benefit Trust, which will be repaid upon demand by the Company, by all cash held by the Employee Benefit Trust within seven days of receipt of such demand and by cash received upon sale of any shares held by the Employee Benefit Trust, within seven days of such sales. These shares are subject to three different vesting and performance conditions set out in separate JSOP deeds. Under two of these deeds, our board of directors may permit up to 20% of the applicable shares in the aggregate to vest after May 31, 2014 subject only to certain share price conditions. On June 5, 2014 our board of directors vested such shares. After May 31, 2015, some or all of the remaining shares under these two deeds will vest automatically only if a specified level of total shareholder return or earnings per share, as applicable, has been met. The shares covered by the third deed automatically vest in their entirety after May 31, 2015, if the specified level of total shareholder return has been met. Until a participant’s rights in these shares vest and any share price condition is met, the rights to vote and receive dividends associated with such unvested shares will remain with the trustee. The level of shareholders’ return is calculated as a percentage movement in the market price of the shares of Eros from the grant date to vesting date.  Level of earnings per share is calculated as a percentage movement in the earnings per share from as at March 31, 2012 to March 31, 2015.  These specified levels are agreed for each employee and vary between the employees.

The table below summarizes the JSOP Plan.

	2014		2013
	Number of shares	Exercise price	Number of shares	Exercise price
Outstanding on April 1	2,000,164	$11.00	2,000,164	GBP 7.92
Granted	—	—	—	—
Outstanding at March 31	2,000,164	$11.00	2,000,164	GBP 7.92

Exercisable on March 31	—	—	—	—

The options outstanding at March 31, 2014 had a weighted average remaining contractual life of eight years.

The IPO India Plan

The Company’s subsidiary Eros International Media Limited has instituted an employee share option scheme ‘ESOP 2009’ (the “IPO India Plan”) and eligible to employees and administered by the Compensation Committee of the Board of Directors of Eros International Media Limited. The terms and condition of the IPO India Plan is as follows:

	2014		2013
	Number of shares of Eros International Media Ltd.	Weighted average exercise price	Number of shares of Eros International Media Ltd.	Weighted average exercise price
Outstanding at April 1	1,176,568	$2.06	811,861	$2.80
Granted during the year	300,000	2.55	571,160	1.38
Lapsed	(27,036)	2.97	(21,970)	2.96
Exercised	(51,850)	1.66	(184,483)	2.14
Outstanding at March 31	1,397,682	$1.99	1,176,568	$2.06
Exercisable at March 31	646,474	$2.26	312,687	$1.87

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The exercise price of the options for an employee is based on factors such as seniority, tenure, criticality and performance of the employee, based on the above, the exercise price would be calculated at a discount of 0-50% on what management believes to be the fair share price, based on, among other things, a valuation by an independent valuer, and will vest:

•	20% of the Options shall vest on the completion of 12 months from the grant date
•	20% of the Options shall vest on the completion of 24 months from the grant date
•	30% of the Options shall vest on the completion of 36 months from the grant date
•	30% of the Options shall vest on the completion of 48 months from the grant date

The weighted average share price of Eros International Media Limited options at the dates the options were exercised in the year ended March 31, 2014 were $1.66. The options outstanding at March 31, 2014 had a weighted average remaining contractual life of 6 months and a range of exercise prices from $1.25 to $2.90 (weighted average exercise price $1.99).

Management Scheme (Staff Share Grant)

The Management Scheme (Staff Share Grant) cost of $ 16,847,000 represents the cost of shares granted to employees less any amounts paid in respect of the shares issued on August 12, 2013, September 18, 2013 and November 18, 2013.

On August 12, 2013, 1,431,000 unrestricted shares were issued to employees at $3.61 per share based on the mid-market price. These shares had no vesting conditions.

On September 18, 2013, 5,029,935 shares were issued to our CEO and Managing Director at $4.02 per share based on the mid-market price. These shares are restricted and vest over a period of three years on a pro-rata basis and the fair value is being expensed through the income statement over three years from the date of grant.

On November 18, 2013, 299,812 A ordinary shares were granted to eligible employees at $ nil per share. These shares had no vesting conditions. Fair value is measured on the basis of market value as at the date of grant.

As per the contractual terms of the remuneration agreement with our CEO and Managing Director, 181,818 shares worth $ 2,000,000 were issued on November 18, 2013 upon completion of the Company’s NYSE listing. Fair value is determined as our share price as at the date of our NYSE listing and is being expensed through the income statement immediately.

The Option Awards

On March 29, 2012, our board of directors approved to grant options for A ordinary shares, or the Option Awards, to employees and Directors of the Company and certain of our subsidiaries. The aggregate number of Option Awards, together with any A ordinary shares issued pursuant to the JSOP, will not exceed 8% of our issued share capital following the offering. On April 17, 2012, we approved to grant to our employees 807,648 ordinary share options with an exercise price equal to the initial public offering price per share. These options will be subject to three different vesting and performance conditions, similar to those described above for the shares issued under the JSOP on April 18, 2012. Our Board of Directors may permit up to 10% of the applicable options to vest after May 31, 2013, and up to an aggregate of 20% of the applicable options to vest after May 31, 2014. After May 31, 2015, the remaining options subject to these vesting and performance conditions will vest automatically if a specified level of total shareholder return or earnings per share, as applicable, has been met. The third group of options will automatically vest in their entirety after May 31, 2015, if the specified level of total shareholder return has been met. Although approved by the Board, no shares/options have been granted so far.

26	JOINT SHARE OWNERSHIP RESERVE

(in thousands)
Balance at April 1, 2013	$(25,505)
Acquired in the year	—

Balance at March 31, 2014	$(25,505)

The joint share ownership reserve represents the cost of shares issued by Eros International Plc and held by the Eros International Employee Benefit trust to satisfy the requirements of the Joint Share Ownership Plan (see Note 24). The number of shares held by the Eros International Employee Benefit Trust at March 31, 2014 was 2,000,164 ‘A’ ordinary shares (2013: 6,000,493 Ordinary 10p shares).

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27	OTHER COMPONENTS OF EQUITY

	As at March 31 (in thousands)
	2014	2013	2012
Movement in Hedging reserve:
Opening balance	$(4,020)	$(4,020)	$(4,578)
Loss/(gain) reclassified to profit/loss	1,233	—	4,405
Loss/(gain) recognized on cash flow hedge	—	—	(3,847)
Closing balance	$(2,787)	$(4,020)	$(4,020)

Movement in revaluation reserve:
Opening balance	$1,528	$233	$233
Gain recognized on revaluation of property, plant and equipment	—	1,295	—
Closing balance	$1,528	$1,528	$233

Movement in Available for sale fair value reserve:
Opening balance	$5,802	$5,802	$(1,864)
Profit/loss recognized on revaluation of available for sale investment (net), where applicable	—	—	6,436
Loss reclassified to profit or loss on sale of available for sale investment (net)	—	—	1,230
Closing balance	$5,802	$5,802	$5,802

Movement in Foreign Currency Translation Reserves
Opening balance	$(32,742)	$(20,534)	$102
Other comprehensive income/ (loss) due to foreign currency Translation	(11,116)	(12,208)	(20,636)
Closing balance	$(43,858)	$(32,742)	$(20,534)

Total Other Components of Equity	$(39,315)	$(29,432)	$(18,519)

28	SIGNIFICANT NON-CASH EXPENSES

Significant non-cash expenses were as follows, except loss on sale of assets, share based compensation, depreciation, derivative interest and amortization.

	As at March 31
	2014	2013	2012
	(in thousands)
Net (profit)/loss on held for trading financial liabilities	$(5,177)	$5,667	$4,264
Reclassification adjustment relating to available-for-sale financial assets	—	—	1,300
Content advance impairment	4,081	2,442	—
Others	788	(2,447)	(53)
	$(308)	$5,662	$5,511

29	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Group has established objectives concerning the holding and use of financial instruments. The underlying basis of these objectives is to manage the financial risks faced by the Group.

Formal policies and guidelines have been set to achieve these objectives. The Group does not enter into speculative arrangements or trade in financial instruments and it is the Group’s policy not to enter into complex financial instruments unless there are specific identified risks for which such instruments help mitigate uncertainties.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Management of Capital Risk and Financial Risk

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance. The capital structure of the Group consists of debt, which includes the borrowings, cash and cash equivalents and equity attributable to equity holders of Eros, comprising issued capital, reserves and retained earnings as disclosed in the consolidated statement of changes in equity and in Notes 20 and 22.

The gearing ratio at the end of the reporting period was as follows

	As at March 31
	2014	2013
	(in thousands)
Debt (net of debt issuance cost of $1,716,000 (2013: $2,767,000))	$258,133	$245,800
Cash and bank balances	145,449	107,642
Net debt	112,684	138,158
Equity	578,041	486,176
Net debt to equity ratio	19.5%	28.4%

The net debt to equity ratio decrease as at March 31, 2014 as compared to March 31, 2013 reflects the additional equity issued during the year offset by the continued investment in film content during the year and working capital fluctuation as well as the impact of foreign exchange movements on the equity base.

Debt is defined as long and short-term borrowings (excluding derivatives). Equity includes all capital and reserves of the Group that are managed as capital.

Categories of financial instruments

	2014	2013
	(in thousands)
Financial assets

Available-for-sale investments	$30,340	$30,385
Loans and receivables excluding prepaid charges and including cash and bank balances	267,634	195,076
	$297,974	$225,461
Financial liabilities
Trade payables excluding value added tax and other tax payables	$29,827	$26,658
Borrowings	258,133	245,800
Financial Liabilities at fair value through profit or loss
Derivatives at fair value through profit or loss - held for trading	11,483	16,660
	$299,443	$289,118

Financial risk management objectives

Based on the operations of the Group throughout the world the Directors consider that the key financial risks that it faces are credit risk, currency risk, liquidity risk and interest rate risk. The objectives under each of these risks are as follows:

•	credit risk: minimize the risk of default and concentration.
•	currency risk: reduce exposure to foreign exchange movements principally between U.S. dollar, Indian Rupee and GBP.
•	liquidity risk: ensure adequate funding to support working capital and future capital expenditure requirements.
•	interest rate risk: mitigate risk of significant change in market rates on the cash flow of issued variable rate debt.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Credit Risk

The Group credit risk is principally attributable to its trade receivables, advances and cash balances. As a number of the Group’s trading activities require third parties to report revenues due to the Group this risk is not limited to the initial agreed sale or advance amounts. The amounts shown within the statement of financial position sheet in respect of trade receivables and advances are net of allowances for doubtful debts based upon objective evidence that the Group will not be able to collect all amounts due. Trading credit risk is managed on a country by country basis by the use of credit checks on new clients and individual credit limits, where appropriate, together with regular updates on any changes in the trading partner’s situation. In a number of cases trading partners will be required to make advance payments or minimum guarantee payments before delivery of any goods. The Group reviews reports received from third parties and as a matter of course reserve the right within the contracts it enters into to request an independent third party audit of the revenue reporting.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

The Group from time to time will have significant concentration of credit risk in relation to individual theatrical releases, television syndication deals or music licenses. This risk is mitigated by contractual terms which seek to stagger receipts and/or the release or airing of content. As at March 31, 2014, 31% (2013: 33%) of trade account receivables were represented by the top five debtors. The maximum exposure to credit risk is that shown within the statement of financial position.

The Group does not hold any collateral or other credit enhancements to cover its credit risks associated with its financial assets.

Currency Risk

The Group operates throughout the world with significant operations in India, the British Isles, the United States of America and the United Arab Emirates. As a result it faces both translation and transaction currency risks which are principally mitigated by matching foreign currency revenues and costs wherever possible.

The Group’s major revenues are denominated in U.S. Dollars, Indian Rupees and British pounds sterling which are matched where possible to its costs so that these act as an automatic hedge against foreign currency exchange movements.

The Group has identified that it will need to utilize hedge transactions to mitigate any risks in movements between the U.S. Dollar and the Indian Rupee and has adopted an agreed set of principles that will be used when entering into any such transactions. No such transactions have been entered into to date and the Group has managed foreign currency exposure to date by seeking to match foreign currency inflows and outflows as much as possible. Details of the foreign currency borrowings that the Group uses to mitigate risk are shown within Interest Risk disclosures.

As at the statement of financial position date there were no outstanding forward foreign exchange contracts. The Group adopts a policy of borrowing where appropriate in the local currency as a hedge against translation risk. The table below shows the Group’s net foreign currency monetary assets and liabilities position in the main foreign currencies as at the year-end:

	Net Balance
	GBP	INR	Other
	(in thousands)
As at March 31, 2014	9,588	(36,586)	327
As at March 31, 2013	8,336	(20,993)	269

A uniform decrease of 10% in exchange rates against all foreign currencies in position as of March 31, 2014 would have decrease in the Company’s net income before tax by approximately $3,623,000 (2013: $1,236,000, 2012: $1,668,000) on net income and on equity. An equal and opposite impact would be experienced in the event of an increase by a similar percentage.

Our sensitivity to foreign currency has increased during the year ended March 31, 2014 as a result of an increase in the percentage of liabilities denominated in foreign currency over the comparative period. In Management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk because the exposure at the end of the reporting period does not reflect the exposure during the year.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Liquidity Risk

The Group manages liquidity risk by maintaining adequate reserves and agreed committed banking facilities. Management of working capital takes account of film release dates and payment terms agreed with customers.

An analysis of short-term and long-term borrowings is set out in Note 22. Set out below is a maturity analysis for non-derivative and derivative financial liabilities. The amounts disclosed are based on contractual undiscounted cash flows. The table includes both interest and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amount is derived from interest rates as at March 31, in each year.

	Total	Less than 1 year	1-3 years	3-5 years
	(in thousands)
As at March 31, 2014
Borrowing principal payments	$258,133	$92,879	$158,872	$6,382
Borrowing interest payments	22,217	11,054	10,547	616
Derivative financial instruments	11,483	—	—	11,483
Trade payables	31,611	31, 611	—	—

	Total	Less than 1 year	1-3 years	3-5 years
	(in thousands)
As at March 31, 2013
Borrowing principal payments	$248,567	$79,902	$47,800	$120,865
Borrowing interest payments	32,125	10,109	17,920	4,096
Derivative financial instruments	16,660	—	—	16,660
Trade payables	28,979	28,979	—	—

At March 31, 2014, the Group had facilities available of $277,891,000 (2013: $250,053,000) and therefore had net undrawn amounts of $19,757,000 (2013: $4,253,000) available.

Interest Rate Risk

The Group is exposed to interest rate risk because entities in the Group borrow funds at both fixed and floating interest rates. The risk is managed by maintaining an appropriate mix between fixed, capped and floating rate borrowings, and by the use of interest rate swap contracts and forward interest rate contracts. Hedging activities are evaluated to align with interest rate views to ensure the most cost effective hedging strategies are applied.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Currency, Maturity and Nature of Interest Rate of the Nominal Value of Borrowings

	As at March 31
	2014	%	2013	%
	(in thousands, except percentages)
Currency
U.S. Dollar	$195,238	76%	$191,342	78
Indian Rupees	62,895	24%	54,458	22
Total	$258,133	100%	$245,800	100

Maturity
Due before one year	$92,879	36%	$79,902	33
Due between one and three years	158,872	62%	46,740	19
Due between four and five years	6,382	2%	119,158	48
	$258,133	100%	$245,800	100
Nature of rates
Fixed interest rate	$80,165	31%	$100,969	41
Floating rate	177,968	69%	144,831	59
Total	$258,133	100%	$245,800	100

During the current year, the interest exposure was managed through an interest cap on $100 million entered into in 2012. Two written floor contracts each with $100 million notional value were also entered into in 2012.

The effect of these instruments in combination is that the maximum cash outflow is 6% although the written floors mean that should market rates fall below the floor rate, then the interest charged would be twice the floor rate, although never exceeding 6%. Hence $100 million is classified as floating interest rate borrowings as on March 31, 2014 and 2013.

The sensitivity analysis assumes a parallel shift of 100 basis points interest rate across all yield curves. This calculation also assumes that the change occurs at the statement of financial position date and has been calculated based on risk exposures outstanding as at that date. The period end balances are not necessarily representative of the average debt outstanding during the period.

At 1% increase in underlying bank rates would lead to decrease in the Company’s net income before tax by $7,518,000 for the year ended March 31, 2014 (2013: $1,448,000) on net income and equity. An equal and opposite impact would be felt if rates fell by 1%.

This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

Under the interest swap contracts, we have agreed to exchange the difference between fixed and floating rate interest amounts calculated on an agreed notional principal amount. Such contracts enable us to mitigate the risk of changing interest rates on the cash flow of issued variable rate debt. The fair value of interest rate derivatives which comprise derivatives at fair value through profit and loss is determined as the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates.

Financial instruments — disclosure of fair value measurement level

Disclosures of fair value measurements are grouped into the following levels:

•	Level 1 fair value measurements derived from unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 fair value measurements derived from inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
•	Level 3 fair value measurements derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below presents assets and liabilities measured at fair value on a recurring basis, they are all category level 2:

Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	1,853	(1,853)	—
Total	1,853	(1,853)	—

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	(13,336)	1,853	(11,483)
Total	(13,336)	1,853	(11,483)

Financial assets and liabilities subject to offsetting enforceable master netting arrangements or similar agreements as at March 31, 2014 are as follows:

	Average contract rate	Notional principal amount	Fair value of derivative instrument 2014	Fair value of derivative instrument 2013
		(in thousands)
2012 Interest Rate Cap	6%	100,000	(1,853)	(2,200)
2012 Interest Rate Floor	0.5% - 3%	100,000	6,668	9,430
2012 Interest Rate Collar	0.5% - 3%	100,000	6,668	9,430
Total			$11,483	$16,660

None of the above derivative instruments is designated in a hedging relationship. A profit of $5,177,000 (2013: $5,667,000 loss) in respect of the above derivative instruments has been taken to the income statement within other gains and losses. In case of interest rate derivatives involving interest rate options, the fair value has been derived using an appropriate option pricing model.

Reconciliation of Level 3 fair value measurements of financial assets

Available for – sale of financial assets
(in thousands)

At March 31, 2014	$30,340

At March 31, 2013	$30,385

The total gains and losses include an impairment of available-for-sale of financial assets in the year ended March 31, 2014: $Nil (2013: $Nil; 2012: $1,230,000) of assets still held at the end of the period. All gains and losses included in other comprehensive income related to equity share investments held at the end of each reporting period and are shown as changes of other reserves and translation reserves.

There were no transfers between any Levels in any of the years.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30	CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Eros’ material contractual obligations are made up of contracts related to content commitments. Operating lease commitments are disclosed in Note 21.

	Total	1 Year	2 to 5 Years
	(in thousands)
As at March 31, 2014	$180,050	$69,999	$110,051
As at March 31, 2013	$235,935	$92,773	$143,162

The Group also has certain contractual arrangements in relation to certain contractual content commitments that would require the Group to make payments or provide funding if certain circumstances occur (“contingent guarantees”). The Group expects that these contingent guarantees totaling at March 31, 2014 $94,518,000 (2013: $88,276,000), which are included within the contractual content commitments above, will fall due within the timeframe above.

31	CONTINGENT LIABILITIES

There were no material ongoing litigations at March 31, 2014 and March 31, 2013.

32	RELATED PARTY TRANSACTIONS

		As at March 31,2014		As at March 31,2013
	Details of	(in thousands)
	transaction	Liability	Asset	Liability	Asset
Red Bridge Ltd.	President fees	$27	$—	$—	$50
550 County Avenue	Rent/Deposit	241	135	390	135
Line Cross Limited	Rent/Deposit	—	92	364	—
NextGen Films Pvt Ltd.	Purchase/Sale	—	16,823	—	2,196
Everest Entertainment Pvt. Ltd	Purchase/Sale	—	539	8	604
Lulla Family	Rent/Deposit	65	422	50	509

Pursuant to a lease agreement that expires on February 28, 2015, Eros International Media Limited leases apartments for studio use at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Manjula K. Lulla, the wife of Kishore Lulla. Beginning in August 2010, the lease requires Eros International Media Limited to pay $5,000 each month under this lease. Pursuant to a lease that expires in September 30 2015, Eros International Media Limited leases for use as executive accommodations the property Aumkar Bungalow, Gandhi Gram Road, Juhu, Mumbai, from Sunil Lulla (see deposits in the table above).

Pursuant to a lease agreement that expires on March 31, 2015, the Group leases for U.S. corporate offices, the real property at 550 County Avenue, Secaucus, New Jersey, from 550 County Avenue Property Corp, a Delaware corporation owned by Beech Investments and of which our President of Americas Operations Ken Naz serves as a Director. The current lease commenced on April 1, 2010, and requires the Group to pay $11,000 each month.

Pursuant to a lease agreement that expires in March 2018, including renewal periods, the Group leases for U.K. corporate offices, the real property at 13 Manchester Square, London from Linecross Limited, a U.K. company owned indirectly by a discretionary trust of which Kishore Lulla and Sunil Lulla are potential beneficiaries. The current lease commenced on November 19, 2009 and requires us to pay $158,000 each quarter.

Pursuant to an agreement the Group entered into with Redbridge Group Ltd. on June 27, 2006, the Group agreed to pay an annual fee set each year by its Board of Directors of $339,000, $322,000 and $321,000 in the year ended March 31, 2014, the year ended March 31, 2013 and the year ended March 2012 respectively, for the services of Arjan Lulla, the father of Kishore Lulla and Sunil Lulla, uncle of Vijay Ahuja and Surender Sadhwani and an employee of Redbridge Group Ltd. The agreement makes Arjan Lulla honorary life president and provides for services including attendance at Board meetings, entrepreneurial leadership and assistance in setting the Group’s strategy. Redbridge Group Ltd. is an entity owned indirectly by a discretionary trust of which Kishore Lulla and Sunil Lulla are potential beneficiaries.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group has engaged in transactions with NextGen Films Pvt. Ltd., an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla, each of which involved the purchase and sale of film rights. NextGen Films Pvt. Ltd. sold film rights $22,205,000, $23,613,000 and $12,483,000 to the Group in the year ended March 31, 2012, in the year ended March 31, 2013 and the year ended March 31, 2014 respectively. NextGen Films Pvt. Ltd. purchased film rights, including production services of $3,923,000 in March 31, 2014, $3,859,000 from the Group in the year ended March 31, 2013 and Nil in the year ended March 31, 2012.

The Group also engaged in transactions with Everest Entertainment Pvt. Ltd. entity owned by the brother of Manjula K. Lulla, wife of Kishore Lulla, each of which involved the purchase and sale of film rights. Everest Entertainment Pvt. Ltd. sold film rights of $18,000, $16,000 and $700 to the Group in the year ended March 31, 2012, in the year ended March 31, 2013 and the year ended March 31, 2014 respectively, and purchased from the Group film rights, $6,000 in the year ended March 31, 2012., $Nil in the year ended March 31, 2013 and 2014

During the year the Group has made charitable donations to the Lulla Foundation of $Nil (2013: $21,000, 2012: $2,536,000), (UK registered charity number 1131141) of which Kishore Lulla is a trustee. The Lulla Foundation’s aims are to provide a high quality learning and teaching support for targeted communities currently caught in cycles of poverty so that they can have real opportunities to change their personal futures and their communities.

All of the amounts outstanding are unsecured and will be settled in cash. As at March 31, 2014 Eros India has provided a corporate guarantee to a bank for $26,306,000 (2013: $Nil) in connection with borrowings by NextGen Films Pvt. Ltd in respect of certain film content capital commitments. The Company did not earn any fees to provide financial guarantee. Such guarantee is for a period of up to two years.

33	MAJOR CONSOLIDATED ENTITIES

	Date	Country of Incorporation	% of voting rights held
Eros Network Limited	June 06	U.K.	100
Eros International Limited	June 06	U.K.	100
Eros International USA Inc	June 06	U.S.	100
Eros Music Publishing Limited	June 06	U.K.	100
Eros Worldwide FZ-LLC	June 06	UAE	100
Eros International Media Limited	June 06	India	74.83
Eros International Films Pvt. Limited	June 06	India	100
Eros Pacific Limited	June 06	Fiji	100
Eros Australia Pty Limited	June 06	Australia	100
Big Screen Entertainment Pvt. Limited	January 07	India	64
Copsale Limited	June 06	BVI	100
Ayngaran International Limited	October 07	IOM	51
Ayngaran International UK Limited	October 07	U.K.	51
Ayngaran International Media Pvt. Limited	October 07	India	51
Acacia Investments Holdings Limited	April 08	IOM	100
EyeQube Studios Pvt. Limited	January 08	India	99.99
Belvedere Holdings Pte. Ltd.	March 2010	Singapore	100
Eros International Pte Ltd.	August 2010	Singapore	100
Digicine Pte. Limited	March 2012	Singapore	100
Ayngaran Anak Media Pvt. Limited	October 08	India	51

All of the companies were involved with the distribution of film content and associated media. All the companies are indirectly owned with the exception of Eros Network Limited, Eros Worldwide FZ-LLC and Eros International Pte Ltd.

The Group shareholdings of Eros International Media Ltd (EIML) reduced to 77.98 % on October 14, 2011 from 78.11%, then 77.83% on February 24, 2012 and then 77.80% on April 3, 2012 by the exercise of ESOP by the employees. On December 20, 2012 the Group disposed of 2.8% of the shares it held reducing the ownership to 74.99% and then 74.95% on December 27, 2012 and then 74.88% on February 1, 2013 by the exercise of ESOP by the employees. On January 13, 2014 the Group’s shareholdings reduced to 74.83% by the exercise of ESOP by the employees.

In addition to the above the Eros International Plc Employee Benefit Trust, a Jersey based Trust has been consolidated as it is a fully controlled Trust.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are evaluated on a regular basis and are based on historical experience and other factors, such as expectations of future events that are believed to be reasonable under the present circumstances.

The Group makes estimates and assumptions concerning the future. These estimates, by definition, will rarely equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the financial year are highlighted below:

34.1.	Goodwill

The Group tests annually whether goodwill has suffered impairment, in accordance with its accounting policy. The recoverable amount of cash-generating units has been determined based on value in use calculations. These calculations require estimates to be made over revenue growth, margin stability and discount rates which are based on management assumptions however in the event that there is an unforeseen event which materially affects these assumptions it could lead to a write down of goodwill.

34.2.	Basis of Consolidation

The Group evaluates arrangements with special purpose vehicles in accordance with of IFRS 10 – Consolidated Financial Statements to establish how transactions with such entities should be accounted for. This requires a judgment over control such that it is exposed, or has rights, to variable returns and can influence the returns attached to the arrangements.

34.3.	Intangible Assets

The Group is required to identify and assess the useful life of intangible assets and determine their income generating life. Judgment is required in determining this and then providing an amortization rate to match this life as well as considering the recoverability or conversion of advances made in respect of securing film content or the services of talent associated with film production.

Accounting for the film content requires Management’s judgment as it relates to total revenues to be received and costs to be incurred throughout the life of each film or its license period, whichever is the shorter. These judgments are used to determine the amortization of capitalized film content costs. The Group uses a stepped method of amortization on first release film content writing off more in year one which recognizes initial income flows and then the balance over a period of up to nine years. In the case of film content that is acquired by the Group after its initial exploitation, commonly referred to as Library, amortization is spread evenly over the lesser of 10 years or the license period. Management’s policy is based upon factors such as historical performance of similar films, the star power of the lead actors and actresses and once released actual results of each film. Management regularly reviews, and revises when necessary, its estimates, which may result in a change in the rate of amortization and/or a write down of the asset to the recoverable amount.

The Trade Name is associated with the ‘Eros International’ and other Eros logos, and is considered to have an indefinite useful life, which view is supported by the intention of the Management to retain the trade name within the business indefinitely.

The Group tests annually whether intangible assets have suffered any impairment, in accordance with the accounting policy. These calculations require judgments and estimates to be made, and, as with Goodwill, in the event of an unforeseen event these judgments and assumptions would need to be revised and the value of the intangible assets could be affected. There may be instances where the useful life of an asset is shortened to reflect the uncertainty of its estimated income generating life. This is particularly the case when acquiring assets in markets that the Group has not previously exploited.

34.4.	Valuation of Available-for-Sale Financial Assets

The Group follows the guidance of IAS 39 to determine, where possible, the fair value of its available-for-sale financial assets. This determination requires significant judgment. In making this judgment, the Group evaluates, among other factors, the duration and extent to which the fair value of an investment is less or more than its cost; the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flow.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.5.	Income Taxes and Deferred Taxation

The Group is subject to income taxes in various jurisdictions. Judgment is required in determining the worldwide provision for income taxes. During the normal course of business there are many transactions and calculations for which the ultimate tax determination is uncertain.

Judgment is also used when determining whether the Group should recognize a deferred tax asset, based on whether Management considers there is sufficient certainty in future earnings to justify the carry forward of assets created by tax losses and tax credits.

Judgment is also used when determining whether the Group should recognize a deferred tax liability on undistributed earnings of subsidiaries.

Where the ultimate outcome is different than that which was initially recorded there will be an impact on the income tax and deferred tax provisions.

34.6.	Share Based Payments

The Group is required to evaluate the terms to determine whether share based payment is equity settled or cash settled. Judgment is required to do this evaluation. Further, the Group is required to measure the fair value of equity settled transactions with employees at the grant date of the equity instruments. The fair value is determined principally by using the Black Scholes model and/or Monte Carlo Simulation Models which require assumptions regarding interest free rates, share price volatility, the expected life of an employee equity instrument and other variables. The basis and assumptions used in these calculations are disclosed within Note 25.

35	ADOPTION OF NEW AND REVISED STANDARDS

35.1.	Standards affecting the financial statements

The Group has applied standards IFRS 10 ‘Consolidated Financial Statements’, IFRS 11 ‘Joint Arrangements’ and IFRS 13 ‘ Fair Value Measurements’ effective April 1, 2013. The effect of applying these standards has not resulted in any impact on the classification or accounting treatment of any items within the financial statements, but has led to certain enhanced disclosures.

The Group has applied IFRS 12 “Disclosure of Interest in Other Entities” (“IFRS 12”), a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The standard includes disclosure requirements for entities covered under IFRS 10 and IFRS 11.

Further, in June 2012, IASB published “Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance” as amendments to IFRS 10, IFRS 11 and IFRS 12. These amendments are intended to provide additional transition relief by limiting the requirement to provide adjusted comparative information to only the preceding comparative period. These pronouncements were effective for the annual period beginning on or after January 1, 2013.

The Group has applied IFRS 13 Fair Value Measurements which provides a single IFRS framework for measuring fair value and requires disclosure about fair value measurements

35.2.	Standards not affecting the reported results nor the financial position

The Group has applied the amendments to IAS 27, “Separate Financial Statements”, now contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates only when an entity prepares separate financial statements and is therefore not applicable in the Company’s consolidated financial statements.

35.3.	Standards, Interpretations and Amendments to Published Standards that are not yet effective

At the date of authorization of these financial statements, the following Standards and Interpretations, which have not been applied in these financial statements, were in issue but not yet effective.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In November 2009, the IASB issued IFRS 9 “Financial Instruments” (“IFRS 9”), “Classification and Measurement”. This standard introduces certain new requirements for classifying and measuring financial assets and liabilities and divides all financial assets that are currently in the scope of IAS 39 into two classifications, those measured at amortized cost and those measured at fair value. In October 2010, the IASB issued a revised version of IFRS 9.

The revised standard adds guidance on the classification and measurement of financial liabilities. IFRS 9 requires entities with financial liabilities designated at fair value through profit or loss to recognize changes in the fair value due to changes in the liability’s credit risk in other comprehensive income. However, if recognizing these changes in other comprehensive income creates an accounting mismatch, an entity would present the entire change in fair value within profit or loss. There is no subsequent recycling of the amounts recorded in other comprehensive income to profit or loss, but accumulated gains or losses may be transferred within equity. In November 2013, IASB finalized the new hedge accounting guidance which forms part of IFRS 9. There have been significant changes to the types of transactions eligible for hedge accounting. In addition, the ineffectiveness test was overhauled and replaced with the principle of an ‘economic relationship’.

The mandatory effective date for IFRS 9 is removed temporarily and IASB will determine a new mandatory effective date when it has finalized the requirements for all the other phases of the project to replace IAS 39. Earlier application is permitted. We are currently evaluating the impact that this new standard will have on our consolidated financial statements.

In May 2013, the IASB issued an amendment to IAS 36 “Impairment of Assets” to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. This Amendment is effective for annual periods beginning on or after January 1, 2014.

We have evaluated the requirements of the above amendment and do not believe that the adoption of this amendment will have a material effect on our consolidated financial statements.

In May 2014, the IASB issued two amendments with respect to IAS 16 “Property, Plant and Equipment” (“IAS 16”) and IAS 38 “Intangible Assets” (“IAS 38”) dealing with acceptable methods of depreciation and amortization.

The amended IAS 16 prohibits entities from using a revenue based depreciation method for items of property, plant and equipment. Further the amendment under IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible assets. However this presumption can only be rebutted in two limited circumstances;

a)	the intangible is expressed as a measure of revenue i.e. when the predominant limiting factor inherent in an intangible asset is the achievement of a contractually specified revenue threshold; or

b)	it can be demonstrated that revenue and the consumption of economic benefits of the intangible assets are highly correlated. In these circumstances, revenue expected to be generated from the intangible assets can be an appropriate basis for amortization of the intangible asset.

The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. We are currently evaluating the impact that this amendment to IAS 16 and IAS 38 will have on our consolidated financial statements.

In May 2014, the IASB issued IFRS 15 “Revenue from Contract with Customers” (“IFRS 15”). IFRS 15 replaces the IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Program”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfers of Assets from Customers and SIC-31 Revenue - Barter Transactions Involving Advertising Services”. The Standard applies to an entity’s first annual IFRS financial statements for a period beginning on or after January 1, 2017. Early adoption is permitted.

This Standard introduces the requirement to identify performance obligation in customer contracts and to recognize revenue when an entity satisfies the performance obligations in the contract. The Standard permits entities to transition following either a full retrospective approach or a modified retrospective approach.

We are currently evaluating the impact that this standard will have on our consolidated financial statements.

36.	SUBSEQUENT EVENTS

On June 9, 2014, Eros International Media Limited (“EIML”) executed a term sheet to acquire controlling stake in Universal Power Systems Private Limited , trading by the name Techzone, a company in mobile Value Added Services within India that has billing integration in place with major telecom operators in India.  It is expected that the transaction will conclude within 90 days of execution of the term sheet subject to conditions precedent, and finalisation of the percentage of holdings along with the purchase consideration.

