Form 20-F
period 2015-03-31
Eros International PLC
filed 2015-07-08
CIK 1532981

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

At March 31, 2015, 31,982,488 ‘A’ ordinary shares and 25,555,220 ‘B’ ordinary shares, each at par value GBP 0.30 per share, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.☐ Yes   ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.☐ Yes   ☑ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.☑ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).☑ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:☐ Item 17   ☐ Item 18

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).☐ Yes   ☑ No

TABLE OF CONTENTS

EROS INTERNATIONAL PLC

iii

CONVENTIONS USED IN THIS ANNUAL REPORT

Unless otherwise indicated or required by the context, as used in this annual report, the terms “Eros,” “we,” “us,” “our” and the “Company” refer to Eros International Plc and all its subsidiaries that are consolidated under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. Our fiscal year ends on March 31 of each year. When we refer to a fiscal year, such as fiscal 2015 or FY 2015, we are referring to the fiscal year ended on March 31 of that year. The “Founders Group” refers to Beech Investments Limited, Olympus Foundation, Arjan Lulla, Kishore Lulla and Vijay Ahuja. “$” and “dollar” refer to U.S. dollars.

“High budget” films refer to Hindi films with direct production costs in excess of $8.5 million and Tamil as well as Telugu films with direct production costs in excess of $7.0 million, in each case translated at the historical average exchange rate for the applicable fiscal year. “Low budget” films refer to both Hindi, Tamil and Telugu films with less than $1.0 million in direct production costs, in each case translated at the historical average exchange rate for the applicable fiscal year. “Medium budget” films refer to Hindi, Tamil and Telugu films within the remaining range of direct production costs. With respect to low budget films, references to “film releases” refer to theatrical releases or, for films that we did not theatrically release, to our initial DVD, digital or other non-theatrical exhibition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. We caution you that reliance on any forward-looking statement inherently involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These risks and uncertainties include but are not limited to:

•	our ability to successfully and cost-effectively source film content;
•	delays, cost overruns, cancellation or abandonment of the completion or release of our films;
•	our ability to predict the popularity of our films, or changing consumer tastes;
•	our dependence on our relationships with theater operators and other industry participants to exploit our film content;
•	our ability to maintain existing rights, and to acquire new rights, to film content;
•	our dependence on the Indian box office success of our Hindi and high budget Tamil and Telugu films;
•	our ability to recoup the full amount of box office revenues to which we are entitled due to underreporting of box office receipts by theater operators;
•	fluctuation in the value of the Indian Rupee against foreign currencies;
•	the monetary and fiscal policies of India and globally, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices;
•	anonymous letters to regulators or business associates making allegations regarding our business practices, accounting practices and/or officers and directors;
•	our ability to compete in the Indian film industry;
•	the impact of a new amendment to accounting standards for revenue-based amortization methods and the recognition of revenue from contracts with customers;
•	our ability to protect our intellectual property;
•	our ability to successfully respond to technological changes;
•	contingent liabilities that may materialize, including our exposure to liabilities on account of unfavorable judgments/decisions in relation to legal proceedings involving us or our subsidiaries and certain of our directors and officers; and
•	regulatory changes in the Indian film industry and our ability to respond to them.

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

iv

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The table set forth below presents our selected historical consolidated financial data for the periods and at the dates indicated. The selected historical consolidated statement of income data for each of the three years ended March 31, 2015 and the selected statement of financial position data as of March 31, 2015 and 2014 have been derived from and should be read in conjunction with “Part I — Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this Annual Report on Form 20-F. The selected historical consolidated statement of income data for each of the two years ended March 31, 2012 and 2011 and the selected historical statement of financial position data as of March 31, 2013, 2012 and 2011 have been derived from audited consolidated financial statements not included in this Annual Report on Form 20-F.

	Year ended March 31,
	2015	2014	2013	2012	2011
	(in thousands, except net income per share and weighted average number of ordinary shares)
Selected Statement of Income Data
Revenue	$284,175	$235,470	$215,346	$206,474	$164,613
Cost of sales	(155,777)	(132,933)	(134,002)	(117,044)	(88,017)
Gross profit	128,398	102,537	81,344	89,430	76,596
Administrative costs	(49,546)	(42,680)	(26,308)	(27,992)	(20,518)
Operating profit	78,852	59,857	55,036	61,438	56,078
Net finance costs	(5,861)	(7,517)	(1,469)	(1,009)	(1,584)
Other losses	(10,483)	(2,353)	(7,989)	(6,790)	(1,263)
Profit before tax	62,508	49,987	45,578	53,639	55,757
Income tax expense	(13,178)	(12,843)	(11,913)	(10,059)	(8,237)
Net income (1)	$49,330	$37,144	$33,665	$43,580	$47,550

Net income per share
Basic	$0.74	$0.66	$0.69	$0.96	$1.16
Diluted	$0.72	$0.65	$0.69	$0.94	$1.14

Weighted average number of ordinary shares
Basic	54,278	45,590	39,439	39,076	38,711
Diluted	54,969	45,607	39,456	39,138	38,774

Other non-GAAP measures
EBITDA (2)	$70,066	$58,871	$48,765	$56,201	$58,574
Adjusted EBITDA (2)	$101,150	$80,284	$56,320	$66,984	$59,501

	Year ended March 31,
	2015	2014	2013	2012	2011
	(in thousands)
Selected Statement of Financial Position Data:
Cash and cash equivalents	$153,664	$145,449	$107,642	$145,422	$126,167
Goodwill	1,878	1,878	1,878	1,878	1,878
Total assets	1,149,533	906,011	798,657	765,966	669,841

Debt:
Current portion	96,397	92,879	79,902	68,527	49,611
Long-term portion	218,273	165,254	165,898	180,768	149,310
Total liabilities	393,478	327,970	312,481	311,718	244,466

Equity attributable to Eros International Plc	697,334	527,691	438,578	416,165	389,633
Equity attributable to non-controlling interests	58,721	50,350	47,598	38,083	35,742
Total equity	$756,055	$578,041	$486,176	$454,248	$425,375

_______________

(1)	References to “net income” in this document correspond to “profit for the period” or “profit for the year” line items in our consolidated financial statement appearing elsewhere in this document.

(2)	We use EBITDA and Adjusted EBITDA as supplemental financial measures. EBITDA is defined by us as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs). Adjusted EBITDA is defined as EBITDA adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives), transactions costs relating to equity transactions, and share based payments. EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. EBITDA and Adjusted EBITDA provide no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position.

The following table sets forth the reconciliation of our net income to EBITDA and Adjusted EBITDA:

	Year ended March 31,
	2015	2014	2013	2012	2011
	(in thousands)
Net income	$49,330	$37,144	$33,665	$43,580	$47,550
Income tax expense	13,178	12,843	11,913	10,059	8,237
Net finance costs	5,861	7,517	1,469	1,009	1,584
Depreciation	1,089	789	1,003	1,275	928
Amortization(a)	608	578	715	278	275
EBITDA	70,066	58,871	48,765	56,201	58,574
Impairment of available-for-sale financial assets	1,307	—	—	1,230	—
Transaction costs relating to equity transactions	61	8,169	—	—	—
Net loss/(gain) on held for trading financial liabilities	7,801	(5,177)	5,667	4,264	—
Share based payments	21,915	18,421	1,888	5,289	927
Adjusted EBITDA(b)	$101,150	$80,284	$56,320	$66,984	$59,501

_______________

(a)	Includes only amortization of intangible assets other than intangible content assets.
(b)	Consists of compensation costs, recognized with respect to all outstanding plans and all other equity settled instruments.

Our management team believes that EBITDA and Adjusted EBITDA are useful to an investor in evaluating our results of operations because these measures:

•	are widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;
•	help investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and
•	are used by our management team for various other purposes in presentations to our Board of Directors as a basis for strategic planning and forecasting.

However, there are significant limitations to using EBITDA and Adjusted EBITDA as a measure of performance, including the inability to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss, the lack of comparability of results of operations of different companies and the different methods of calculating EBITDA and Adjusted EBITDA reported by different companies.

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

	Period End	Average(1)	High	Low
Fiscal Year
2011	44.54	45.46	47.49	43.90
2012	50.89	48.01	53.71	44.00
2013	54.52	54.36	57.13	50.64
2014	60.35	60.35	68.80	53.65
2015	62.58	61.15	63.70	58.46
Months
April 2014	60.34	60.36	61.09	59.88
May 2014	59.10	59.32	60.23	58.46
June 2014	60.15	59.74	60.40	59.09
July 2014	60.52	60.08	60.52	59.67
August 2014	60.68	60.87	61.45	60.46
September 2014	61.76	60.86	61.76	60.27
October 2014	61.40	61.39	61.83	61.02
November 2014	62.06	61.71	62.06	61.40
December 2014	63.12	62.78	63.70	61.86
January 2015	61.94	62.23	63.62	61.34
February 2015	61.81	62.04	62.34	61.71
March 2015	62.58	62.47	62.98	61.81
April 2015	63.52	62.72	63.59	62.23
May 2015	63.83	63.73	64.26	63.47

(1)	Represents the average of the U.S. dollar to Indian Rupee exchange rates on the last day of each month during the period for all fiscal years presented, and the average of the noon buying rate for all days during the period for all months presented.

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

The pool of quality talent in India is limited and as a result, there is significant competition to secure the services of certain actors, directors, composers and producers, among others. Competition can increase the cost of such talent, and hence the cost of film content. These costs may continue to increase, making it more difficult for us to access content cost-effectively and reducing our ability to sustain our margins and maximize revenues from distribution and exploitation. Further, we may be unable to successfully maintain our long-standing relationships with certain industry participants and continue to have access to content and/or creative talent and may be unable to establish similar relationships with new leading creative talent. If any such relationships are adversely affected, or we are unable to form new relationships or our access to quality Indian film content otherwise deteriorates, or if any party fails to perform under its agreements or arrangements with us, our business, prospects, financial condition and results of operations could be materially adversely affected.

Delays, cost overruns, cancellation or abandonment of the completion or release of films may have an adverse effect on our business.

There are substantial financial risks relating to film production, completion and release. Actual film costs may exceed their budgets and factors such as labor disputes, unavailability of a star performer, equipment shortages, disputes with production teams or adverse weather conditions may cause cost overruns and delay or hamper film completion. When a film we have contracted to acquire from a third party experiences delays or fails to be completed, we may not recover advance monies paid for the proposed acquisition. When we enter into co-productions, we are typically responsible for paying all production costs in accordance with an agreed upon budget and while we typically cap budgets in our contracts with our co-producer, given the importance of ongoing relationships in our industry, longer-term commercial considerations may in certain circumstances override strict contractual rights and we may feel obliged to fund cost over-runs where there is no contractual obligation requiring us to do so. To date, we have completed one sole production, however it is expected that this will increase in the coming years.

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

Based on our agreements in effect as of March 31, 2015, if we do not otherwise extend or renew our existing rights, we anticipate the rights we currently license in Hindi and regional languages, excluding our Kannada digital rights library for which we have perpetual rights subject to applicable copyright law, will expire as summarized in the table below.

Term Expiration Dates	Hindi Film Rights	Regional Film Rights(1)
	(approximate percentage of films whose licensed rights expire in the period indicated)
Prior to March 31, 2020	25%	4%
2021-2025	50	28
2026-2030	9	—
2031-2045	3	3
Perpetual(2)	13	65

(1)	Excludes the Kannada digital rights library.
(2)	Subject to limitations imposed by Indian copyright law, which restricts the term to 60 years from the beginning of the calendar year following the year in which the film is released.

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

We depend on the Indian box office success of our Hindi and high budget Tamil and Telugu films from which we derive a significant portion of our revenues.

In India, a relatively high percentage of a film’s overall revenues are derived from theater box office sales and, in particular, from such sales in the first week of a film’s release. Indian domestic box office receipts are also an indicator of a film’s expected success in other Indian and international distribution channels. As such, poor box office receipts in India for our films, even for those films for which we obtain only international distribution rights, could have a significant adverse impact on our results of operations in both the year of release of the relevant films and in the future for revenues expected to be earned through other distribution channels. In particular, we depend on the Indian box office success of our Hindi films and high budget Tamil and Telugu films.

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

We incur significant costs to protect electronically stored data and if our data is compromised despite this protection, we may incur additional costs, business interruption, lost opportunities and damage to our reputation.

We collect and maintain information and data necessary for conducting our business operations, which information includes proprietary and confidential data and personal information of our customers and employees. Such information is often maintained electronically, which includes risks of intrusion, tampering, manipulation and misappropriation. We implement and maintain systems to protect our digital data, but obtaining and maintaining these systems is costly and usually requires continuous monitoring and updating for technological advances and change. Additionally, we sometimes provide confidential, proprietary and personal information to third parties when required in connection with certain business and commercial transactions. For instance, we have entered into an agreement with a third party vendor to assist in processing employee payroll, and they receive and maintain confidential personal information regarding our employees. We take precautions to try to ensure that such third parties will protect this information, but there remains a risk that the confidentiality of any data held by third parties may be compromised. If our data systems, or those of our third party vendors and partners, are compromised, there may be negative effects on our business including a loss of business opportunities or disclosure of trade secrets. If the personal information we maintain is tampered with or misappropriated, our reputation and relationships with our partners and customers may be adversely affected, and we may incur significant costs to remediate the problem and prevent future occurrences.

A downturn in the Indian and international economies or instability in financial markets, including a decreased growth rate and increased Indian price inflation, could materially and adversely affect our results of operations and financial condition.

Global economic conditions may negatively impact consumer spending. Prolonged negative trends in the global or local economies can adversely affect consumer spending and demand for our films and may shift consumer demand away from the entertainment we offer. According to the International Monetary Fund’s “Asia: Stabilising and Outperforming other Regions,” published on May 6, 2015, the GDP growth rate of India is projected to pick up from 7.2% in 2014-2015 to 7.5% in 2015-2016 and 2016-2017. The Central Statistics Office has estimated that the growth rate in GDP in the 12 month period ended March 31, 2015 was 7.3% over the corresponding period of the previous year (Source: Press release dated May 29, 2015 on “Provisional Estimates of Annual National Income, 2014-15 and Quarterly Estimates of Gross Domestic Product, 2014-15” released by the Ministry of Statistics and Programme Implementation, Government of India).

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

While a significant portion of our revenues are denominated in Indian Rupees, certain contracts for our film content are or may be denominated in foreign currencies. Additionally, we report our financial results in U.S. dollars and most of our debt is denominated in U.S. dollars. We expect that the continued volatility in the value of the Indian Rupee against foreign currency will continue to have an impact on our business. The Indian Rupee experienced an approximately 10.7% drop in value as compared to the U.S. dollar in fiscal 2014. In fiscal 2015 the drop was 3.7%. In November 2014, the Indian Rupee had dropped as much as 5.6% relative to the U.S. dollar from the beginning of fiscal 2015. Since the end of fiscal 2015 to the end of May 2015 the Indian Rupee has experienced a 2.0% decline. Changes in the growth of the Indian economy and the continued volatility of the Indian Rupee, may adversely affect our business.

Further, at the end of fiscal 2015, $173.2 million, or 55.0% of our debt, was denominated in U.S. dollars, and we may not generate sufficient revenue in U.S. dollars to service all of our U.S. dollar-denominated debt. Consequently, we may be required to use revenues generated in Indian Rupees to service our U.S. dollar-denominated debt. Any devaluation or depreciation in the value of the Indian Rupee, compared to the U.S. dollar, could adversely affect our ability to service our debt. See “Item 3. Key Information — C. Selected Financial Data — Exchange Rates” for historical exchange rates between Indian Rupees and U.S. dollars.

Although we have not historically done so, we may, from time to time, seek to reduce the effect of exchange rate fluctuations on our operating results by purchasing derivative instruments such as foreign exchange forward contracts to cover our intercompany indebtedness or outstanding receivables. However, we may not be able to purchase contracts to insulate ourselves adequately from foreign currency exchange risks. In addition, any such contracts may not perform effectively as a hedging mechanism. See “Item 5. Operating and Financial Review and Prospects — Exchange Rates” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Risk.”

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

The Indian film industry’s rapid growth is changing the competitive landscape, increasing competition for content, talent and release dates. Growth in the Indian film industry has attracted foreign industry participants and competitors, such as Sony Pictures, Viacom Inc., The Walt Disney Company and 21st Century Fox, many of which are substantially larger and have greater financial resources, including competitors that own their own theaters and/or television networks. These larger competitors may have the ability to spend additional funds on production of new films, which may require us to increase our production budgets beyond what we originally anticipated in order to compete effectively. In addition, these competitors may use their financial resources to gain increased access to movie screens and enter into exclusive content arrangements with key talent in the Indian film industry. Unlike some of these major competitors that are part of larger diversified corporate groups, we derive substantially all of our revenue from our film entertainment business. If our films fail to perform to our expectations we are likely to face a greater adverse impact than would a more diversified competitor. In addition, other larger entertainment distribution companies may have larger budgets to exploit growing technological trends. If we are unable to compete with these companies effectively, our business prospects, results of operations and financial condition could suffer. With generally increasing budgets of Hindi, Tamil and Telugu films, we may not have the resources to distribute the same level of films as competitors with greater financial strength.

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

Although DVD and CD sales represent a relatively small portion of Indian film and music industry revenues, the proliferation of unauthorized copies of these products results in lost revenue and significantly reduced pricing power, which could have a material adverse effect on our business, prospects, financial condition and results of operations. In particular, unauthorized copying and piracy are prevalent in countries outside of the United States, Canada and Western Europe, including India, whose legal systems may make it difficult for us to enforce our intellectual property rights and in which consumer awareness of the individual and industry consequences of piracy is lower. With broadband connectivity improving, 3G internet penetration increasing and the advent of 4G in India, digital piracy of our content is an increasing risk.

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

We have registered several domain names for websites that we use in our business, such as erosplc.com and erosentertainment.com, and although our Indian subsidiaries currently own over 55 registered trademarks, we have not obtained a registered trademark for any of our domain names. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration or any other cause, we may be forced to market our products under a new domain name, which could cause us to lose users of our websites, or to incur significant expense in order to purchase rights to such a domain name. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours. Domain names similar to ours have been registered in the United States, India and elsewhere.

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

The Indian film entertainment industry continues to undergo significant technological developments, including the ongoing transition from film to digital media. We may be unsuccessful in adopting new digital distribution methods or may lose market share to our competitors if the methods that we adopt are not as technologically sound, user-friendly, widely accessible or appealing to consumers as those adopted by our competitors. For example, our on-demand entertainment portal accessible via internet-enabled devices, Eros Now, may not achieve the desired growth rate.

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

The music industry, including the market for music licensing and related services in the film and broadcast industry, is intensely competitive. Many companies focus exclusively on music distribution and have greater resources and a larger depth and breadth of library, distribution capabilities and current repertoire than we do. We expect competition to persist and to intensify as the markets for Indian music continue to develop and as additional competitors enter the Indian music industry. To remain competitive, we may be forced to reduce our prices and increase costs which may have a negative impact on our financial condition and results of operations.

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

If we or any member of our group, including Eros International Media Limited (“Eros India”), are further affected, directly or indirectly, by the application or interpretation of any provision of the Competition Act, or any enforcement proceedings initiated by, or claims made to the Competition Commission of India or any other similar authority, our business, results of operations and reputation may be materially and adversely affected.

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

For first release film content, we use a stepped method of amortization and a first 12 months amortization rate based on management’s judgment taking into account historic and expected performance, typically amortizing 50% of the capitalized cost together with print and advertising costs for high budget films released during or after fiscal 2015, and 40% of the capitalized cost together with print and advertising costs for all other films, in the first 12 months of their initial commercial exploitation, and then the balance evenly over the lesser of the term of the rights held by us and nine years. Management determined to adjust the first-year amortization rate for high budget films because of the high contribution of theatrical revenue. Similar management judgment taking into account historic and expected performance is used to apply a stepped method of amortization on a quarterly basis within the first 12 months, within the overall parameters of the annual amortization.

Typically 25% of capitalized cost together with print and advertising costs for high budget films released during or after fiscal 2015, and 20% of capitalized cost together with print and advertising costs for all other films, is amortized in the initial quarter of their commercial exploitation. In fiscal 2009 and fiscal years prior to 2009, the balance of capitalized film content costs were amortized evenly over a maximum of four years rather than nine. Because management exercises its judgment regarding amortization amounts, our amortization practices may not be comparable to other film entertainment companies. In the case of film content that we acquire after its initial exploitation, commonly referred to as library, amortization is spread evenly over the lesser of ten years after our acquisition or our license period. At least annually, we review film and content rights for indications of impairment in accordance with IAS 36: Impairment of Assets, an International Accounting Standard, or IAS.

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

Because the amendment to IAS 38 has not yet been implemented widely, we cannot predict how it will impact our amortization policy for our films and the timing and amounts in which we will recognize our amortization expense under the new standard.  The amendment to IAS 38 affects all IFRS reporting companies that currently amortize their intangible assets based on expectations for revenue over the income generating life of the asset, and we are not aware of any such media companies that have yet determined the impact of the amendment on their results of operations.  The amendment to IAS 38 may also require us to gather additional information from third party sources, which we do not presently do, to implement an appropriate policy and monitor amortization. When the amendment becomes effective, it may have a significant impact on our consolidated financial statements and results of operations.

The amount of revenue which we report may be impacted by a new accounting standard dealing with revenue from customers.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). This standard provides a single, principle-based five-step model to be applied to all contracts with customers. Guidance is provided on topics such as the point at which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various other related matters. IFRS 15 also introduced new disclosure requirements with respect to revenue. The five steps in the model under IFRS 15 are:

(i)	identify the contract with the customer;
(ii)	identify the performance obligations in the contract;
(iii)	determine the transaction price;
(iv)	allocate the transaction price to the performance obligations in the contracts; and
(v)	recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 is effective for fiscal years beginning on or after January 1, 2017.

Because the amendment to IFRS 15 has only recently been published and not yet implemented widely, we cannot yet predict how it will impact our revenues under the new standard.  The amendment to IFRS 15 affects all IFRS reporting companies. When the amendment becomes effective, it may have an impact on our consolidated financial statements and results of operations.

If we fail to achieve or maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected.

When we cease to qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we will become subject to additional requirements under the Sarbanes-Oxley Act (“SOX Act”), including Section 404(b) of the SOX Act which will require our independent registered public accounting firm attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. However, because we qualify as an “emerging growth company” under the JOBS Act, these attestation requirements do not apply to us for up to five years after November 18, 2013, the date of our initial public offering in the U.S., unless we cease to qualify as an “emerging growth company.” Our management began providing a report on the effectiveness of our internal control over financial reporting with this Annual Report on Form 20-F. Our management may conclude in future years, that our internal controls are not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree and may decline to attest to our management’s assessment or may issue an adverse opinion. If we identify additional control deficiencies as a result of the assessment process in the future, we may be unable to conclude that we have effective internal controls over financial reporting, which are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our A ordinary shares. In preparing the consolidated financial statements for our fiscal 2014 Annual Report, a significant deficiency in our internal control over financial control was identified regarding the accuracy of checks received pending deposit with banks. We have since remedied such significant deficiency.

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

We intend to premier some of our high budget Hindi films on Eros Now, which may reduce the revenue we receive from television pre-sales on those films, which may reduce the amount of our production cost we recoup prior to a film’s release.

Television pre-sales in India are an important factor in enhancing revenue predictability for our business and are part of our diversification strategy to mitigate risks of cash flow generation.  In fiscal 2014, we recouped 43% to 73% of our production cost of high budget Hindi films and over 100% of our production cost of high budget Tamil and Telugu films through pre-sales contractual commitments.  In 2015, we recouped 100% of our direct production cost of the one Telugu film released through contractual commitments prior to the film’s release, and we recouped 91% and 95% of our direct production cost of each of the two Tamil films released through contractual commitments prior to the films’ releases.  In the case of one Hindi film we recouped 63% of the direct production cost through pre-sales. In the case of the remaining two Hindi high budget films released in the third and fourth quarter of fiscal 2015, we did not pre-sell our television rights in order to be able to premiere the films on Eros Now in July 2015 to coincide with the marketing launch of Eros Now prior to the television window. We currently expect to resume television pre-sales of our high budget Hindi films like in past years, even though some of these films will continue to premiere on Eros Now prior to airing on television.

Because we intend to premier some of our high-budget Hindi films on Eros Now, we may receive less revenue from our television pre-sales of those films, which could reduce the amount of the production costs we can recoup prior to a film’s release.

We have entered into certain related party transactions and may continue to rely on our founders for certain key development and support activities.

We have entered, and may continue to enter, into transactions with related parties. We also rely on the Founders Group, which consists of Beech Investments, Arjan Lulla, Kishore Lulla and Vijay Ahuja and associates and enterprises controlled by certain of our directors and key management personnel for certain key development and support activities. While we believe that the Founders Group’s interests are aligned with our own, such transactions may not have been entered into on an arm’s-length basis, and we may have achieved more favorable terms had such transactions been entered into with unrelated parties. If future transactions with related parties are not entered into on an arm’s-length basis, our business may be materially harmed.

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

Additionally, we have entered into shareholder agreements with third party shareholders of two of our non-wholly-owned subsidiaries, Big Screen Entertainment, and Ayngaran International Limited (“Ayngaran”), and have signed a term sheet to enter into a shareholder’s agreement with Colour Yellow Productions, and may enter into similar agreements. These agreements contain various restrictions on our rights in relation to these entities, including restrictions in relation to the transfer of shares, rights of first refusal, reserved board matters and non-solicitation of employees by us. We may also face operational limitations due to restrictive covenants in such shareholder agreements. In addition, under the terms of our shareholder agreement in relation to Big Screen Entertainment, disputes between partners are required to be submitted to arbitration in Mumbai, India. These restrictions in our current shareholder agreements, and any restrictions of a similar or more onerous nature in any new or amended agreements into which we may enter, may limit our control of the relevant subsidiary or our ability to achieve our business objectives, as well as limiting our ability to realize value from our equity interests, any of which could have a material adverse effect on our business, prospects, financial condition and results of operations.

Some of the parties to the shareholder agreements and with whom we have signed term sheets are companies that have duties to their own shareholders, and the interests of these shareholders with respect to the operation of Big Screen Entertainment, Colour Yellow Productions and Ayngaran may not be aligned with your interests. As a result, although we own a majority of the ownership interest in each of Big Screen Entertainment, Ayngaran and 50% of the shareholding of Colour Yellow Productions, taking actions that require approval of the minority shareholders (or their representative directors), such as entering into related party transactions, selling material assets and entering into material contracts, may be more difficult to accomplish.

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

In recent years, we have experienced additions to our senior management team, and our success depends in part on our ability to successfully integrate these new employees into our organization. Since 2012, we have hired several members of senior management and have added new directors. In May 2015 we announced the departure of Andrew Heffernan, who was our Group Chief Financial Officer since 2006, from the Company and the joining of Prem Parameswaran as Group Chief Financial Officer and President North America operations. We anticipate the need to hire additional members in senior management in connection with the expansion of our digital business. While some members of our senior management have entered into employment agreements that contain non-competition and non-solicitation provisions, these agreements may not be enforceable in the Isle of Man, India or the United Kingdom, whose laws govern these agreements or where our members of senior management reside. Even if enforceable, these non-competition and non-solicitation provisions are for limited time periods.

Some viewers or civil society organizations may find our film content objectionable.

Some viewers or civil society organizations in India or other countries may object to film content produced or distributed by us based on religious, political, ideological or any other positions held by such viewers. This applies in particular, to content that is graphic in nature, including violent or romantic scenes and films that are politically oriented or targeted at a segment of the film audience. Viewers or civil society organizations, including interest groups, political parties, religious or other organizations may assert legal claims, seek to ban the exhibition of our films, protest against us or our films or object in a variety of other ways. For instance, in relation to the film Goliyon Ki Rasleela - Ram-Leela, certain civil and criminal proceedings had been initiated in various local courts in India in and around 2013,  including arrest warrants against Mr. Kishore Lulla and others involved in the making of this film, alleging that this film disrespected religious sensibilities. Any of the foregoing could harm our reputation and could have a material adverse effect on our business, prospects, financial condition and results of operations. The film content that we produce and distribute could result in claims being asserted, prosecuted or threatened against us based on a variety of grounds, including defamation, offending religious sentiments, invasion of privacy, negligence, obscenity or facilitating illegal activities, any of which could have a material adverse effect on our business, prospects, financial condition or results of operations.

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

We and certain of our directors and officers are subject to various legal proceedings in India. We are also subject to certain tax proceedings in India, including service tax claims aggregating to approximately $31 million and value added tax claims aggregating to approximately $3.0 million. In addition, there have been certain public allegations made against the Indian film entertainment industry generally, as well as against certain of the entities and individuals currently active in the industry about purported links to organized crime and other negative associations. As our success in the Indian film industry partially depends on our ability to maintain our brand image and corporate reputation, in particular in relation to our dealings with creative talent, co-producers, distributors and exhibitors, any such proceedings or allegations, public or private, whether or not routine or justified, could tarnish our reputation and cause creative talent, co-producers, distributors and exhibitors not to work with us.

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

In the past, when we have publicly filed a report relating to a proposed transaction in either the United Kingdom, India or the United States, we have received anonymous letters sent either to us, a banker, and/or the regulator, making allegations about our business practices and/or officers and directors. Every time we have received such a letter we have undertaken what we believe to be a reasonably prudent review, such as extensive due diligence to investigate the allegations, and where necessary our board of directors has engaged third party professional firms to report to them directly and cleared the matter from a corporate governance point of view. Having conducted these investigations, in each instance we found the allegations were without merit.

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

The role of Indian central and state governments in the Indian economy has been and remains significant. Since 1991, India’s government has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. The rate of economic liberalization could change, and specific laws and policies affecting companies in the media and entertainment sector, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A new government was elected in India in May 2014 and a significant change in India’s economic liberalization and deregulation policies, and in particular, policies in relation to the film industry, could disrupt business and economic conditions in India and thereby affect our business.

Taxes generally are levied on a state-by-state basis for the Indian film industry. Recently, there has been interest in rationalizing the industry’s taxes by instituting a uniform set of entertainment taxes administered by the Indian government. Such changes may increase our tax rate, which could adversely affect our financial condition and results of operations. Furthermore, in certain states, theater multiplexes have enjoyed entertainment tax benefits that may be disrupted or discontinued if India moves to a uniform entertainment tax system. This could slow the construction of new multiplexes, and may impact single screen theaters in tier 2 and tier 3 cities coverting their 1,000 seater theatres into multiplexes with 2 or 3 screens with seating capacity of 300 seats or less, which we believe is a key driver for domestic theatrical revenue growth. Separately, there are certain deductions available to film producers for expenditures on production of feature films released during a given year. These tax benefits may be discontinued and impact current and deferred tax liabilities. In addition, the government of India has issued and may continue to issue tariff orders setting ceiling prices for distribution of content on cable television service charges in India.

Other proposed changes in the Indian law and policy environment include the following:

The Government of India has proposed three major reforms in Indian tax laws, namely the goods and services tax (“GST), the direct taxes code (“DTC”), and the General Anti Avoidance Rules (“GAAR”). The Government of India has notified April 1, 2016 for the implementation of the GST in the country. As regards DTC which sought to replace the Income Tax Act, 1961, the new government has proposed to abandon the DTC, as most of its provisions were incorporated in the present Income tax Act. However, news reports indicated that the parliamentary Standing Committee on finance has recently recommended retention of certain parts of DTC and its implementation along with implementation of the GST regime.

The GST would replace the indirect taxes on goods and services, such as central excise duty, service tax, customs duty, central sales tax, state value added tax, surcharge and excise, currently being collected by the central and state governments in India. The GAAR provisions were introduced through the Finance Act, 2012, were to come into effect from April 1, 2016.

The government recently announced it will defer the implementation of GAAR by two years and has proposed to implement it prospectively from April 1, 2017. The GAAR provisions are intended to restrict “impermissible avoidance arrangements,” which would be any arrangement, the main purpose or one of the main purposes of which is to obtain a tax benefit and which satisfy at least one of the following tests: (i) creates rights, or obligations, not ordinarily created between persons dealing at arm’s-length; (ii) results, directly or indirectly, in misuse or abuse of provisions of the Income Tax Act, 1961; (iii) lacks, or is deemed to lack, commercial substance, in whole or in part; or (iv) is entered into or carried out by means, or in a manner, not ordinarily employed for bona fide purposes. If GAAR provisions are invoked, Indian tax authorities would have wide powers, including denial of tax benefit or a benefit under a tax treaty. As the taxation system is intended to undergo significant overhaul, its consequent effects on us cannot be determined at present and there can be no assurance that such effects would not adversely affect our business and future financial performance.

In the Union Budget, 2015, an increase in the rate of Service Tax from 12% to 14% was proposed and subsequently enacted with effect from June 1, 2015, pursuant to the Finance Act, 2015 (the “Act”) notified on May 14, 2015. The Act also has a provision levying Education Cess and Secondary and Higher Education Cess would also cease to have effect from same date (i.e.: June 1, 2015), as the same would be subsumed in the service tax rate of 14%. Certain other changes have also been notified to take effect from June 1, 2015. However, the date of giving effect to the provision relating to imposition of a Swachh Bharat cess on all or any taxable service will be done in due course. Swachh Bharat cess will be 2% or less. The Government will identify services and it will be applicable from the date of notification. Increase in service tax effective June 1, 2015 will have an impact on the business of the Company. Moreover, the Swachh Bharat cess, if applicable will have further impact of up to 2%.

Our business and financial performance could be adversely affected by unfavorable changes in or applications or interpretations of existing, or the promulgation of new, laws, rules and regulations applicable to us and our business. Such unfavorable changes could decrease demand for our products, increase costs and/or subject us to additional liabilities.

In addition, tax increases could place pricing pressures on cable television service providers and broadcasters, which may, among other things, restrict the ability and willingness of cable television broadcasters in India to pay for content acquisition, including for our films. Any of the foregoing could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

Our Indian subsidiary, Eros India, from which we derive a substantial portion of our revenues, is publicly listed on the Indian stock exchanges. As such, under Indian law, minority stockholders have certain rights and protections against oppression and mismanagement. Further, we own approximately 74.4% of this entity. Over time, we may lose control over its activities and, consequently, lose our ability to consolidate its revenues.

Eros India is subject to the provisions of the Indian Companies Act, 2013 which has significantly changed the Indian company law framework. Also, the Securities and Exchange Board of India (the “SEBI”), the securities market regulator in India, introduced changes to the listing agreement that may subject us to enhanced compliance requirements and increase our compliance costs.

A majority of the provisions and rules under the Indian Companies Act, 2013 (the “New Companies Act”) have come into effect, resulting in the corresponding provisions of the Indian Companies Act, 1956 ceasing to have effect. The New Companies Act and the rules thereunder have brought into effect significant changes to the Indian company law framework, such as in the provisions related to issue of capital (including provisions in relation to issue of securities on a private placement basis), disclosures in offer documents, corporate governance norms, accounting policies and audit matters, related party transactions, introduction of a provision allowing the initiation of class action suits in India against companies by shareholders (pending notification by the Ministry of Corporate Affairs of India) or depositors, a restriction on investment by an Indian company through more than two layers of subsidiary investment companies (subject to certain permitted exceptions), prohibitions on loans to directors, insider trading and restrictions on directors and key managerial personnel from engaging in forward dealing.

Eros India needs to spend, in each financial year, at least 2% of the average net profits during the three immediately preceding financial years towards corporate social responsibility activities and disclose its corporate social responsibility policies and activities on its website. Further, the New Companies Act imposes greater monetary and other liability on Eros India and its subsidiaries and the directors of Eros India for any non-compliance. To ensure compliance with the requirements of the New Companies Act, Eros India may need to allocate additional resources, which may increase our regulatory compliance costs and divert management attention.

The New Companies Act has introduced certain additional requirements which do not have corresponding equivalents under the Companies Act, 1956. Accordingly, Eros India may face challenges in interpreting and complying with such provisions due to limited jurisprudence on them. In the event, our interpretation of such provisions of the New Companies Act differs from, or contradicts with, any judicial pronouncements or clarifications issued by the Government in the future, Eros India may face regulatory actions or we may be required to undertake remedial steps. Additionally, some of the provisions of the New Companies Act overlap with other existing laws and regulations (such as the corporate governance norms and insider trading regulations issued by the SEBI). Recently, the SEBI issued revised corporate governance guidelines which came into effect from October 1, 2014.

Pursuant to the revised guidelines, Eros India will be required to, inter alia, maintain at least one female director on its board, establish a vigilance mechanism for directors and employees and reconstitute certain committees in accordance with the revised guidelines. Eros India may face difficulties in complying with any such requirements. Further, the impact of provisions of the New Companies Act or the revised SEBI corporate governance norms has lead to an increase in compliance requirements or in compliance costs which may have an adverse effect on our business and results of operations.

Dividend distributions by our subsidiaries are subject to certain limitations under local laws, including Indian and Dubai law and other contractual restrictions.

As a holding company, we rely on funds from our subsidiaries to satisfy our obligations. Dividend payments by our subsidiaries, including Eros India and Eros Worldwide FZ-LLC, or Eros Worldwide, are subject to certain limitations under local laws. For example, under Indian law, dividends other than in cash are not permitted and cash dividends are only permitted to be paid out of distributable profits. Dubai law imposes similar limitations on dividend payments. An Indian company paying dividends is also liable to pay dividend distribution tax at an effective rate of 20.4%, including cess (additional Indian education tax) and surcharges. In addition, the Shareholders Agreement of Ayngaran, limits the ability of that entity to pay dividends without shareholder approval.

The Relationship Agreement with our subsidiaries may not reflect market standard terms that would have resulted from arm’s length negotiations among unaffiliated third parties and may include terms that may not be obtained from future negotiations with unaffiliated third parties.

The 2009 Relationship Agreement between Eros India and Eros Worldwide FZ LLC (“Eros Worldwide”) and other Eros entities (the “Relationship Agreement”), exclusively assigns to Eros Worldwide certain intellectual property rights and all distribution rights for Indian films (other than Tamil films) held by Eros India or any of its subsidiaries other than Ayngaran and its subsidiaries, or the Eros India Group, in all territories other than India, Nepal, and Bhutan, the rights for which are retained by Eros India and its subsidiaries. In return, Eros Worldwide provides a lump sum minimum guarantee fee for each assigned film to the Eros India Group plus certain additional contingent amounts.

The Relationship Agreement may not reflect terms that would have resulted from arm’s length negotiations among unaffiliated third parties, and the Eros’s future operating results may be negatively affected if it does not receive terms as favorable in future negotiations with unaffiliated third parties. Further, as Eros does not own 100% of Eros India, it may lose control over its activities and, consequently, its ability to ensure its continued performance under the Relationship Agreement.

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

As of March 31, 2015, we had $314.7 million of borrowings outstanding. We may also be able to incur substantial additional indebtedness. Our indebtedness could have important consequences to you, including the following:

•	we could have difficulty satisfying our debt obligations, and if we fail to comply with these requirements, an event of default could result;
•	we may be required to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the cash flow available to fund working capital, capital expenditures and other general corporate activities or to pay dividends;
•	covenants relating to our indebtedness may restrict our ability to make distributions to our shareholders;
•	covenants relating to our indebtedness may limit our ability to obtain additional financing for working capital, capital expenditures and other general corporate activities, which may limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
•	lenders are able to require us to repay certain secured loans to each of Eros India and Eros International Limited prior to their maturity, which as of March 31, 2015, represented $78.0 million of the outstanding indebtedness of Eros India and $15.9 million of the outstanding indebtedness of Eros International Limited;
17

•	certain Eros India loan agreements are currently being considered for their annual renewal, and until these renewals are obtained, the lenders under these loan agreements may at any time require repayment of amounts outstanding, which as of March 31, 2015, totaled $9.2 million of the $78.0 million outstanding under the aforementioned Eros India indebtedness;
•	we may be more vulnerable to general adverse economic and industry conditions;
•	we may be placed at a competitive disadvantage compared to our competitors with less debt; and
•	we may have difficulty repaying or refinancing our obligations under our senior credit facilities on their respective maturity dates.

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

Our ability to incur debt and the use of our funds could be limited by the restrictive covenants in the loan agreement for our revolving credit facility as well as our GBP denominated London Stock Exchange listed bond (“UK Retail Bond”).

The loan agreement for our revolving credit facility and the UK Retail Bond contains restrictive covenants, as well as requirements to comply with certain leverage and other financial maintenance tests. These covenants and requirements could limit our ability to take various actions, including incurring additional debt, guaranteeing indebtedness and engaging in various types of transactions, including mergers, acquisitions and sales of assets. These covenants could place us at a disadvantage compared to some of our competitors, who may have fewer restrictive covenants and may not be required to operate under these restrictions. Further, these covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, mergers and acquisitions or other opportunities.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful.

Based on interest rates as of March 31, 2015, and assuming no additional borrowings or principal payments on our revolving credit facilities and the UK Retail Bond until their maturities, we would need approximately $96.4 million over the next year, and $141.5 million over the next five years, to meet our principal and interest payments under our debt agreements.  Our ability to satisfy our debt obligations will depend upon, among other things:

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

We derive a significant percentage of our net revenues from customers located outside of India. We derived 61.5% of our fiscal 2015 net revenue from the exploitation of our films in territories outside of India. We do not track revenues by geographical region other than based on where the customer who entered into a contract with us is based and not necessarily the country where the rights have been exploited or licensed. As a result, revenue by customer location may not be reflective of the potential of any given market. As a result of changes in the location of our customers, our revenues by customer location may vary year to year.

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

We evaluate potential acquisitions of complementary businesses on an ongoing basis and may from time to time pursue acquisition opportunities, such as our February 2015 execution of a share purchase agreement to acquire Universal Power Systems Private Limited (doing business as Techzone). However, this acquisition is subject to receipt of applicable regulatory approvals and fulfillment of other closing conditions listed in the share purchase agreement. We may not be successful in identifying acquisition opportunities, assessing the value, strengths and weaknesses of these opportunities or consummating acquisitions on acceptable terms. Future acquisitions may result in near term dilution to earnings, including potentially dilutive issuances of equity securities or issuances of debt. Acquisitions may expose us to particular business and financial risks that include, but are not limited to:

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

Prior to November 12, 2013, our ordinary shares had been admitted on the Alternative Investment Market of the London Stock Exchange (“AIM”) since 2006 and our ‘A’ ordinary shares have been traded on the New York Stock Exchange (“NYSE”) since our initial public offering. The trading price of our ordinary shares on AIM and the NYSE has been highly volatile. For example, the highest price that our ordinary shares traded in the period beginning November 12, 2012 and ending November 12, 2013 was $4.48 and the lowest price was $2.96, prior to giving effect to the one-for-three reverse stock split effectuated on November 12, 2013. Since the listing of our A ordinary shares on the NYSE, the highest closing price of the A ordinary shares, in the period beginning November 12, 2013 and ending May 31, 2015, was $22.44 and the lowest price was $8.60. The market price of the A ordinary shares on the NYSE may fluctuate as a result of several factors, including the following:

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

In addition, some companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may become the target of this type of litigation. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

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

The Founders Group, which includes our Chairman, Kishore Lulla, holds a substantial interest in and, through the voting rights afforded to our B ordinary shares and held by the Founders Group, will continue to have the ability to exercise a controlling influence over our business, which will limit your ability to influence corporate matters.

Our B ordinary shares have ten votes per share and our A ordinary shares, which are trading on the NYSE, have one vote per share. As of March 31, 2015, the Founders Group collectively owns 46.68% of our issued share capital in the form of 1,305,505 A ordinary shares, representing 0.45% of the voting power of our outstanding ordinary shares, and 25,555,200 B ordinary shares, representing all of our B ordinary shares and 88.8% of the voting power of our outstanding ordinary shares.

Due to the disparate voting powers attached to our two classes of ordinary shares, the Founders Group continues to have significant influence over management and affairs and over all matters requiring shareholder approval, including our management and policies and the election of our directors and senior management, the approval of lending and investment policies, revenue budgets, capital expenditure, dividend policy, significant corporate transactions, such as a merger or other sale of our company or its assets and strategic acquisitions, for the foreseeable future. In addition, because of this dual class structure, the Founders Group will continue to be able to control all matters submitted to our shareholders for approval until they come to own less than 10% of the outstanding ordinary shares, when all B ordinary shares held by the Founders Group will automatically convert into A ordinary shares on a one-for-one basis.

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

We became a U.S. public company in November 2013. As a U.S. public company, we incur significant legal, accounting and other expenses and these expenses will likely increase after we no longer qualify as an “emerging growth company.” Being a U.S. public company increased our legal and financial compliance costs and make some activities more time-consuming and costly. In addition it has made it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers.

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

As a foreign private issuer, we are exempt from complying with certain corporate governance requirements of the NYSE applicable to a U.S. issuer, including the requirement that a majority of our board of directors consist of independent directors. Although we are in compliance with the current NYSE corporate governance requirements imposed on U.S. issuers, with the exception of our Audit Committee currently having two rather than three members, our charter does not require that we meet these requirements.

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

We are an “emerging growth company,” as defined in the JOBS Act, and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the SOX Act. We will cease to be an “emerging growth company” upon the earliest of (1) the first fiscal year following the fifth anniversary of our initial public offering, November 12, 2013, (2) the first fiscal year after our annual gross revenue is $1 billion or more, (3) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities or (4) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year. We cannot predict if investors will find our A ordinary shares less attractive if we choose to rely on these exemptions. If some investors find our A ordinary shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our A ordinary shares and our share price may be more volatile.

You may be subject to Indian taxes on income arising through the sale of our A ordinary shares.

The Indian Income Tax Act, 1961 has been amended to provide that income arising directly or indirectly through the sale of a capital asset, including shares of a company incorporated outside of India, will be subject to tax in India, if such shares derive, directly or indirectly, their value substantially from assets located in India, whether or not the seller of such shares has a residence, place of business, business connection, or any other presence in India, if, on the specified date, the value of such assets (i) represents 20% of the fair market value of all assets owned by the company or entity, or (ii) exceeds the specified amount.

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

We are an Isle of Man company and substantially all of our assets are located outside of the United States. A substantial part of our current operations are conducted in India. In addition, substantially all of our directors and executive officers are nationals and residents of countries other than the United States and we believe that a substantial portion of the assets of these persons may be located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. Moreover, there is uncertainty as to whether the courts of the Isle of Man or India would recognize or enforce judgments of United States courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether such Isle of Man or Indian courts would be competent to hear original actions brought in the Isle of Man or in India against us or such persons predicated upon the securities laws of the United States or any state.

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

We do not currently intend to pay dividends on our ordinary shares. Our ability to pay dividends in the future will depend upon satisfaction of the Isle of Man 2006 Companies Act solvency test, future earnings, financial condition, cash flows, working capital requirements and capital expenditures.

We currently intend to retain any future earnings and do not expect to pay dividends on our ordinary shares. The amount of our future dividend payments, if any, will depend upon our satisfaction of the solvency test contained in the 2006 Companies Act, our future earnings, financial condition, cash flows, working capital requirements and capital expenditures. The 2006 Companies Act provides that a company satisfies the solvency test if: (i) it is able to pay its debts as they become due in the normal course of the company’s business: and (ii) the value of the company’s assets exceeds the value of its liabilities. There can be no assurance that we will be able to pay dividends. Additionally, we are restricted by the terms of certain of our current debt financing facilities and may be restricted by the terms of any future debt financings in relation to the payment of dividends.

We may be classified as a passive foreign investment company, or PFIC, under United States tax law, which could result in adverse United States federal income tax consequences to U.S. investors.

Based upon the past and projected composition of our income and valuation of our assets, we do not believe we will be a PFIC for our taxable year ending December 31, 2015, and we do not expect to become one in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC for any taxable year is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either:

•	75% or more of our gross income in a taxable year is passive income, or
•	50% or more of the average quarterly value of our gross assets in a taxable year is attributable to assets that produce passive income or are held for the production of passive income.

The calculation of the value of our assets will be based, in part, on the then market value of our A ordinary shares, which is subject to change. We cannot assure you that we were not a PFIC for the 2013 and 2014 taxable years or that we will not be a PFIC for this or any future taxable year. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year and involves extensive factual investigation. This investigation includes ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, which cannot be completed until the close of a taxable year, and, therefore, our U.S. counsel expresses no opinion with respect to our PFIC status.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of our Company

Eros International Plc was incorporated in the Isle of Man as of March 31, 2006 under the Companies Act 1931 commonly known as the 1931 Act — see “Part II — Item 4. Information on the Company — Government Regulations,” as a public company limited by shares. Effective as of September 29, 2011, the Company was de-registered under the 1931 Act and re-registered as a company limited by shares under the 2006 Act. We maintain our registered office at Fort Anne, Douglas, Isle of Man IM15PD; our principal executive office in the U.S. is at 550 County Avenue, Secaucus, New Jersey 07094; and our telephone number is +1(201) 558-9021. We maintain a website at www.erosplc.com. Information contained in our website is not a part of, and is not incorporated by reference into, this annual report.

Our capital expenditures in fiscal 2015, 2014 and 2013 were $276.2 million, $163.2 million and $186.7 million, respectively. Our principal capital expenditures were incurred for the purposes of purchasing intangible film rights and related content. We expect our capital expenditure needs in fiscal 2016 to be approximately $225 million, a significant amount of which we expect to be used for the acquisition of further intangible film rights and related content.

B. Business Overview

Eros International Plc is a leading global company in the Indian film entertainment industry, which co-produces, acquires and distributes Indian language films in multiple formats worldwide. Our success is built on the relationships we have cultivated over the past 30 years with leading talent, production companies, exhibitors and other key participants in our industry. Leveraging these relationships, we have aggregated rights to over 2,300 films in our library, plus approximately 700 additional films for which we hold digital rights only, including recent and classic titles that span different genres, budgets and languages, and we have distributed a portfolio of over 210 new films over the last three completed fiscal years. New film distribution across theatrical, television and digital channels along with library monetization provide us with diversified revenue streams.

Our goal is to co-produce, acquire and distribute Indian films that have a wide audience appeal. We have released internationally or globally Hindi language films which were among the top grossing films in India in 2013 and 2014. In the fiscal years ending in 2015, 2014 and 2013, we released 30, 23 and 16 Hindi language films globally, respectively. These Hindi films form the core of our annual film slate and constitute a significant portion of our revenues and associated content costs. The balance of our typical annual slate for these years of over 60 other films was comprised of Tamil and other regional language films.

Our distribution capabilities enable us to target a majority of the 1.2 billion people in India, our primary market for Hindi language films, where, according to bollywoodhungama.com, we released four of the top ten grossing Hindi films in India in 2013 and two of the top ten grossing Hindi language films in India in 2012. Further, according to BoxOfficeIndia.com, we released four out of the top ten grossing Hindi language films in India in 2011. Our distribution capabilities further enable us to target consumers in over 50 countries internationally, including markets with large South Asian populations, such as the United States and the United Kingdom, where Rentrak reported our market share (as an average over the preceding four calendar years to 2014) as 35% of all theatrically released Indian language films in the United Kingdom, based on gross collections — including releases by Ayngaran, our majority-owned subsidiary, and 32% in the United States on the same basis. Other international markets that exhibit significant demand for subtitled or dubbed Indian-themed entertainment include Europe and Southeast Asia. Depending on the film, the distribution rights we acquire may be global, international or India only. Recently, as demand for regional film and other media has increased in India, our brand recognition in Hindi films has helped us to grow our non-Hindi film business by targeting regional audiences in India and beyond. With our distribution network for Hindi and Tamil films and additional distribution support through our majority owned subsidiary, Ayngaran, we believe we are well positioned to expand our offering of non-Hindi content.

We distribute our film content globally across the following distribution channels: theatrical, which includes multiplex chains and stand-alone theaters; television syndication, which includes satellite television broadcasting, cable television and terrestrial television; and digital, which includes primarily internet protocol television, or IPTV, video on demand, or VOD, and internet channels. Eros Now, our on-demand entertainment portal accessible via internet-enabled devices, was soft launched in 2012 and now has a selection of over 1,000 movies, over 6,500 music videos, over 6,000 TV episodes available and over 80,000 audio tracks. We expect that Eros Now eventually will include our full film library, as well as further third party content.

Our total revenues for fiscal 2015 increased to $284.2 million from $235.5 million for fiscal 2014, EBITDA increased to $70.1 million for fiscal 2015 from $58.9 million for fiscal 2014, and our net income increased to $49.3 million for fiscal 2015 from $37.1 million for fiscal 2014.

The tables below set forth, for the periods indicated, revenue by primary geographic area based on customer location, and the percentage share of total revenue.

	Year ended March 31,
	2015	2014	2013
	(in thousands)
India	$109,513	$117,647	$135,292
Europe	27,146	22,245	35,147
North America	19,052	14,017	12,678
Rest of the world	128,464	81,561	32,229
Total revenues	$284,175	$235,470	$215,346

	Year ended March 31,
	2015	2014	2013
India	38.5%	50.0%	62.8%
Europe	9.6	9.4	16.3
North America	6.7	6.0	5.9
Rest of the world	45.2	34.6	15.0
Total revenues	100.0%	100.0%	100.0%

Our Competitive Strengths

We believe the following competitive strengths position us as a leading global company in the Indian film entertainment industry.

Leading co-producer and acquirer of new Indian film content, with an extensive film library.

As one of the leading participants in the Indian film entertainment industry we believe our size, scale and market position will continue contributing to our growth in India and internationally. We have established our size and scale by aggregating a film library of over 2,300 films plus over 700 additional films for which we hold digital rights only, and releasing over 210 new films over the last three years. We have demonstrated our leading market position by releasing, internationally or globally, Hindi language films which were among the top grossing films in India in 2014, 2013 and 2012. We believe that we have strong relationships with the Indian creative community and a reputation for quality productions.

We believe that these factors, along with our worldwide distribution platform, will enable us to continue to attract talent and film projects of a quality that we believe is one of the best in our industry, and build what we believe is a strong film slate for fiscal 2016 with some of the leading actors and production houses with whom we have previously delivered our biggest hits. We believe that the combined strength of our new releases and our extensive film library positions us well to build new strategic relationships.

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
25

In fiscal 2015, theatrical distribution accounted for nearly 43.3% of revenues, and television syndication and digital distribution and ancillary products and services accounted for 35.6% and 21.1%, respectively, reflecting our diversified revenue base that reduces our dependence on any single distribution channel. We bundle library titles with new releases to maximize cash flows and we also utilize a pre-sale strategy to mitigate new production project risks by obtaining contractual commitments to recover a portion of our capitalized film costs through the licensing of television, music and other distribution rights prior to a film’s completion.

Television pre-sales in India are an important factor in enhancing revenue predictability for our business and are part of our diversification strategy to mitigate risks of cash flow generation.  In fiscal 2014, we recouped 43% to 73% of our production cost of high budget Hindi films and over 100% of our production cost of high budget Tamil and Telugu films through pre-sales contractual commitments.  In 2015, we recouped 100% of our direct production cost of the one Telugu film released through contractual commitments prior to the film’s release, and we recouped 91% and 95% of our direct production cost of each of the two Tamil films released through contractual commitments prior to the films’ releases.  In the case of one Hindi film we recouped 63% of the direct production cost through pre-sales. In the case of the remaining two Hindi high budget films released in the third and fourth quarter of fiscal 2015, we did not pre-sell our television rights in order to be able to premiere the films on Eros Now in July 2015 to coincide with the marketing launch of Eros Now prior to the television window. We currently expect to resume television pre-sales of our high budget Hindi films like in past years, even though some of these films will continue to premiere on Eros Now prior to airing on television.

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

Propelled by the economic expansion within India and the corresponding increase in consumer discretionary spending, the FICCI Report 2015 projects that the dynamic Indian media and entertainment industry will grow at a 13.9% compound annual growth rate, or CAGR, from $16.5 billion in 2014 to $31.5 billion by 2019, and that the Indian film industry will grow from $2.0 billion in 2014 to $3.2 billion in 2019. India is one of the largest film markets in the world. According to FICCI Report 2014, average ticket prices at leading multiplexes increased by 12%-17% from 2011-2013. The average ticket price at high-end multiplexes was $4.00, $2.20 at multiplexes overall and $1.60 at single screens in 2013.

The Indian television market is one of the largest in the world, reaching an estimated 168 million television, or TV households in 2014, of which over 149 million were subscribing cable and satellite households. FICCI Report 2015 projects that the Indian television industry will grow from $7.6 billion in 2014 to $15.6 billion in 2019. The growing size of the TV industry has led television satellite networks to provide an increasing number of channels, resulting in competition for quality feature films for home viewing in order to attract increased advertising and subscription revenues.

Broadband and mobile platforms present growing digital avenues to exploit content. According to FICCI Report 2014, the number of internet users in India reached 281 million in 2014 and is projected to reach 640 million by 2019. Smartphone usage is projected to rapidly increase from 116 million active internet enabled smart phones in 2014 to 435 million in 2019. The $160 million Indian music industry, is projected to grow to $303 million by 2019, although music publishing activities accounted for less than 1% of our fiscal 2015 net revenues. While these projections generally align with management’s expectations for industry growth, there is no guarantee that such future growth will occur.

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

Our growth from non-Diaspora international markets shows a growing appetite for Bollywood content in many new markets. One of our strongest potential markets, China, with a market size of $4.8 billion and over 23,600 screens, is projected to soon surpass Hollywood as the largest film market in the world. We believe our memorandum of understanding to collaborate with China Film Corp., Shanghai Film Group Co. Ltd. and Fudan University Press Co. Ltd. to co-produce and distribute Sino-Indian films will be important steps in maximizing our opportunity in China. We intend to promote and distribute our films in additional countries, and further expand in countries where we already distribute, when we believe that demand for Indian filmed entertainment exists or the potential for such demand exists. We have also entered into arrangements with local distributors in Taiwan, Japan, South Korea, and China to distribute dubbed or subtitled Eros films through theatrical release, television broadcast or DVD release. Additionally, we believe that the general population growth in India experienced over recent years will eventually lead to increasing migration of Indians to other regions, resulting in increased demand for our films internationally.

Increase our distribution of content through digital platforms globally .

We intend to continue to distribute our content on existing and emerging digital platforms, which includes primarily internet protocol television, or IPTV, video on demand, or VOD, and internet channels.

Our pre-launch phase of Eros Now (soft-launched in August 2012) has over 19 million registered users globally. This increase occurred without an official marketing campaign, which is expected to launch on July 16, 2015 with the latest exclusive movie premieres (pre-television, post-theatrical window), as well as our original shows. Eros Now offers films, music videos, television catch-up shows and original programming either on a free (ad monetized), transactional or premium subscription basis worldwide. Eros Now is currently available over an increasing number of platforms across India, as we recently signed contracts with Asianet Broadband, GTPL and RailTel. The Eros Now platform has also continued to enhance its content offering with catch-up shows now available from Sony and SAB TV, Colours, Zee TV, Hum TV and several other leading television channels. We believe the combination of being an early mover, our unique studio assets, and the high market share of our extensive library positions us to be a leading player in the Indian digital entertainment industry.

We also have an ad-supported YouTube portal site on Google that hosts an extensive collection of clips of our content and has generated 2.8 billion aggregate views and more than 3.8 million free subscribers as of July 2015. In North America, we have an agreement with International Networks, a subsidiary of Comcast, to provide a subscription video on demand, or SVOD, service called “Bollywood Hits On Demand” that is currently carried on Comcast, Cox Communications, Rogers Communication, Cablevision and Time Warner Cable.

Expand our regional Indian content offerings.

We will utilize our resources, international reputation and distribution network to continue expanding our non-Hindi content offerings to reach the substantial Indian population whose main language is not Hindi. While Hindi films retain a broad appeal across India, the diversity of languages within India allows us to treat regional language markets as distinct markets where particular regional language films have a strong following. In fiscal 2015, our Tamil and Telugu global releases were six films as compared to eight such films in fiscal 2014.

In addition to Tamil and Telugu, we plan to expand our content for selected regional languages such as Marathi and Bengali. We intend to use our existing distribution network across India to distribute regional language films to specific territories. Where opportunities are available and where we have the rights, we also intend to exploit re-make rights to some of our popular Hindi movies into non-Hindi language content targeted towards these regional audiences.

Slate Profile

The success of our film distribution business lies in our ability to acquire content. Each year, we focus on the acquisition and distribution of a diverse portfolio of Indian language and themed films that we believe will have a wide audience appeal. In each of the past three fiscal years, we have released between 65 to 77 films per year, and for fiscal 2015, our releases included 45 new Hindi films, of which three were high budget films, and 19 Tamil and Telugu language films, of which three were high budget films. In addition, we currently have six high budget films scheduled for release for fiscal 2016.

Our typical annual slate of new releases consists of both Hindi language films as well as films produced specifically for audiences whose main language is not Hindi, primarily Tamil, and to a lesser extent other regional Indian languages. Our most expensive films are generally the high and medium budget films (mainly Hindi and a few Tamil and Telugu films) that we release globally each year. Of these Hindi, Tamil and Telugu films, we generally have four to six high budget films. The remainder of the films (mainly Hindi but also Tamil and/or Telugu) included in each annual release slate is built around these high budget films to create a slate that will attract varying segments of the audience, and typically includes five to thirteen medium budget films. The remainder of the slate consists of Hindi, Tamil, Telugu and other language films of a lower budget.

We have maintained our focus on high and medium budget Hindi films because these films typically have better production values and more recognizable stars that typically attract larger theatrical audiences. These high and medium budget films also typically drive higher revenues from television syndication in India. We seek to mitigate the risks associated with these higher budget films through the use of our extensive pre-sale strategies. We have increased our focus on high and medium budget Tamil and Telugu films for similar reasons. In addition, we can release a Tamil and Hindi film on the same date as they cater to different audiences, which allow us to effectively schedule releases for our film portfolio and to take a greater combined share of the box office on those release dates. Our slate contained six high budget Hindi films in fiscal 2013, four high budget films in fiscal 2014 of which three were Hindi and one was Telugu, and six high budget films in fiscal 2015, of which three were Hindi, two Tamil and one was Telugu. Rentrak reports our market share (as an average over the preceding four calendar years to 2014) as 35% of all theatrically released Indian language films in the United Kingdom based on gross collections, including releases by Ayngaran, our majority-owned subsidiary, and 32% in the United States on the same basis, and from 1980 to 2012, we had the highest market share of all theatrically released Indian language films in the United Kingdom based on gross collections.

Hindi Film Content. Our typical annual slate of films is comprised of high or medium budget films in the popular comedy and romance genres, supported by lower budget films.

Selected Hindi Releases in Fiscal Year 2015 (a)

Film	Cast/(Director)	Production/ Co-production/ Acquisition	Genre	Actual Month of Release

Main Tera Hero	Varun Dhawan, Ileana D’Cruz (David Dhawan)	Acquisition (International only)	Action	April-14

Ek Villain	Siddharth Malhotra, Sharaddha Kapoor (Mohit Suri)	Acquisition (International only)	Action	June-14

Singham Returns	Ajay Devgn, Kareena Kapoor (Rohit Shetty)	Acquisition (International only)	Action	August-14

Mary Kom	Priyanka Chopra (Omung Kumar)	Acquisition (International only)	Action	September-14

Action Jackson	Ajay Devgn, Sonakshi Sinha (Prabhu Dheva)	Acquisition	Action	December-14

Shamitabh	Dhanush, Amitabh Bachchan (R. Balki)	Co-production	Comedy	February-15

Badlapur	Varun Dhawan, Nawazuddin Siddiqui (Sriram Raghavan)	Co-production	Action	February-15

Tevar	Arjun Kapoor, Sonakshi Sinha, Manoj Bajpayee (Amit Sharma)	Acquisition	Action	January-15

NH10	Anushka Sharma (Navdeep Singh)	Co-production	Drama	March-15

(a) The list of films set forth in the table above is not a complete list of all the films released in the period by us and only covers selected Hindi film releases. We released a total of 65 films in fiscal 2015.

Tamil, Telugu and Other Regional Film Content. In order to respond to consumer demand for regional films, we have a slate of films produced in languages other than Hindi, such as Tamil, Telugu, Marathi, Kannada and Punjabi.

Selected Tamil and Telugu Releases in Fiscal Year 2015 (a)

Film	Cast/(Director)	Production/ Co-production/ Acquisition	Genre	Actual Month of Release

Kochadaiiyaan (Tamil)	Rajinikanth, Deepika Padukone (K. S. Ravikumar)	Co-production	Animation/ action	May-14

Aagadu (Telugu)	Mahesh Babu, Tamannaah (Srinu Vatila)	Co-production	Action	September-14

Kaththi (Tamil)	Vijay, Samantha Ruth Prabhu (A.R. Murugadoss)	Acquisition	Action	October-14

Lingaa (Tamil)	Rajinikanth, Anushka Shetty, Sonakshi Sinha (K.S. Ravikumar)	Acquisition	Action	December-14

(a) The list of films set forth in the table above is not a complete list of all the films released in the period by us and only covers selected Tamil and Telugu film releases. We released a total of 65 films in fiscal 2015.

Our typical annual slate includes between 19 to 30 Tamil films, of which six were global Tamil and Telugu releases in fiscal 2015 compared to eight in fiscal 2014. Tamil films are predominantly star-driven action or comedy films, which appeal to audiences distinct from audiences for more romance-focused Hindi films. Our Tamil language production, acquisition and distribution activities used to be primarily conducted through our majority owned subsidiary, Ayngaran. We have begun to source, distribute and exploit Tamil and Telugu films directly and we hope to scale our presence in the Telugu film market further like we have done in the Tamil film market. We believe that a Tamil or Telugu film and a Hindi film can be released simultaneously on the same date without adversely affecting business for either film as each caters to a different audience. For example, we successfully released Son of Sardaar in Hindi and Thuppakki in Tamil on the same festive date of Diwali, November 13, 2012.

We believe we can capitalize on the demand for regional films and replicate our success with Tamil and Telugu films for other distinct regional language films, including Marathi, Malayalam and Punjabi. We have begun to source, distribute and exploit Malayalam films with Life of Josutty directed by Jithu Joseph set for release in fiscal 2016. In addition, the key Indian release dates for films, during school and other holidays, vary by region and therefore the ability to release films on different holidays in various regions, in addition to being able to release films in different regional languages simultaneously, expands the likely periods in which films can be successfully released. We intend to build up our portfolio of films targeting other regional language markets gradually.

Selected Major Releases in Fiscal Year 2016(a)

Film	Cast/(Director)	Co-Production/ Acquisition	Genre	Actual/ Anticipated Quarter of Release

Uttama Villain	Kamal Haasan (Ramesh Aravind)	Acquisition	Drama	Released Q1 FY 2016

Tanu Weds Manu Returns	Kangana Ranaut, R. Madhvan (Anand L. Rai)	Co-production	Comedy	Released Q1 FY 2016

Masss (Tamil)	Suriya, Nayantara, Amy Jackson (Venkat Prabhu)	Acquisition	Action	Released Q1 FY 2016

Bajrangi Bhaijaan	Salman Khan, Kareena Kapoor (Kabir Khan)	Acquisition	Drama	Q2 FY 2016

Rajini Murugan (Tamil)	Sivakarthikeyan (Ponram)	Acquisition	Action	Q2 FY 2016

Welcome Back	Anil Kapoor, John Abraham (Anees Bazmee)	Acquisition	Comedy	Q2 FY 2016

Hero	Sooraj Pancholi, Athiya Shetty (Nikhil Advani)	Acquisition	Romance	Q2 FY 2016

Bajirao Mastani	Ranveer Singh, Deepika Padukone (Sanjay Leela Bhansali)	Co-production	Romance	Q3 FY 2016

Gabbar Singh 2 (Telugu)	Pawan Kalyan (K. S. Ravindra)	Co-production	Action	Q4 FY 2016

24 (Tamil)	Suriya (Vikram Kumar)	Acquisition	Drama	Q4 FY 2016

_______________

(a)	The list of films set forth in the table above is for illustrative purposes only, is not complete and only includes released and anticipated future releases. Due to the uncertainties involved in the development and production of films, the date of their completion can be significantly delayed, planned talent can change and, in certain circumstances, films can be cancelled or not approved by the Indian Central Board of Film Certification. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Our films are required to be certified in India by the Central Board of Film Certification.”

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

Content Development and Sourcing

We currently acquire films using two principal methods — by acquiring rights for films produced by others, generally through a license agreement, and by co-producing films with a production house, typically referred to as a banner, that is usually owned by a top Indian actor, director or writer, on a project by project basis. We regularly co-produce and acquire film content from some of the leading banners in India, including Bhansali Productions Pvt. Limited, Illuminati Films, Nadiadwala Grandson Entertainment Pvt. Limited, Excel Entertainment, Salman Khan Ventures Pvt. Limited and Alumbra Entertainment Media Pvt. Limited. Regardless of the acquisition method, over the past five years, we have typically obtained exclusive global distribution rights in all media for a minimum period of five to 20 years from the Indian initial theatrical release date, although the term can vary for certain films for which we may only obtain international or only Indian distribution rights, and occasionally soundtrack or other rights are excluded from the rights acquired. On co-produced films, we typically have exclusive distribution rights for at least 20 years, co-own the copyright in such film in perpetuity and, after the exclusive distribution right period, share control over the further exploitation of the film .

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

	Acquisition	Co-production
Film Cost	Negotiated “market value”	Actual cost of production or capped budget and 10-15% production fee

Rights	6 months-20 years	Exclusive distribution rights for at least 20 years after which Eros shares control over the further exploitation of the film, and co-owned copyright in perpetuity, subject to applicable copyright laws

Payment Terms	10-30% upon signature Balance upon delivery or in installments between signing and delivery	In accordance with film budget and production schedule

Recoupment Waterfall	“Gross” revenues Less 10-20% Eros distribution fee (% of cost or gross revenues) Less print, advertising costs (actuals) Less cost of the film Net revenues generally shared equally	Generally same as Acquisition except sometimes Eros also charges interest and/or a production or financing fee for the cost of capital and overhead recharges

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
31

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

Our Film Library

We currently own or license rights to films currently comprising over 3,000 titles. Of these titles, over 700 films comprise a library of Kannada films for which we have only digital rights. Our film library has been built up over more than 30 years and includes hits from across that time period, including Devdas, Hum Dil De Chuke Sanam, Lage Raho Munna Bhai, Om Shanti Om, Viki Donor, English Vinglish, Goliyon Ki Raasleela: Ram-Leela and Tanu Weds Manu Returns. We have acquired most of our film content through fixed term contracts with third parties, which may be subject to expiration or early termination. We own the rights to the rest of our film content as co-producers or, with respect to one film, sole producer of those films. Through such acquisition and co-production arrangements, we seek to acquire rights to 60-70 additional films each year. While we typically hold rights to exploit our content through various distribution channels, including theatrical, television and new media formats, we may not acquire rights to all distribution channels for our films. In particular, we do not own or license the music rights to a majority of the films in our library. We expect to maintain more than half of the rights we presently own through at least March 31, 2020.

In an effort to reach a wide range of audiences, we maintain rights to a diverse portfolio of films spanning various genres, generations and languages. More than half of our library is comprised of films first released ten or more years ago, including films released as early as the 1940s. We own or license rights to films produced in several regional languages, including Tamil, Telugu, Kannada, Marathi and Punjabi.

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

A summary of certain key features of our film library rights as of March 31, 2015 follows below.

	Hindi Films	Regional Language Films (excluding Kannada films)	Kannada Films

Approximate percentage of total library	36%	45%	19%

Approximate percentage of co-production films	1%	Less than 1%	Not applicable

Minimum remaining term of exclusive distribution rights for total films (approximate percentage of rights expiring at the earliest in the periods indicated)	2020 or earlier: 25% 2021-2025: 50% 2026-2030: 9% 2031-2045: 3% Perpetual rights, subject to applicable copyright law limitations: 13%	2020 or earlier: 4% 2021-2025: 28% 2026-2030: 0% 2031-2045: 3% Perpetual rights, subject to applicable copyright law limitations: 66%	Not applicable

Remaining term of exclusive distribution rights for co-production (approximate percentage of rights expiring earliest in the periods indicated)	2020 or earlier: 6% 2021-2025: 0% 2026-2030: 0% 2031-2045: 4% Perpetual rights, subject to applicable copyright law limitations: 89%	Perpetual rights, subject to applicable copyright law limitations: 100%	Perpetual rights, subject to applicable copyright law limitations: 100%

Date of first release (by Eros or prior rights owner)	1943-2015	1958-2015	*

Rights in major distribution channels	Theatrical: 34% Television syndication: 34% Digital: 76%	Theatrical: 47% Television syndication: 66% Digital: 65%	Digital: 100%

Music Rights (approximate percentage of films)	23%	26%	0%

Production Years (approximate percentage of films produced in the periods indicated)	1943-1965: 3% 1966-1990: 15% 1991-2015: 81%	1943-1965: 0% 1966-1990: 2% 1991-2015: 98%	*

(*)	Our Kannada digital rights library was acquired in September 2010, subsequent to the production and date of first release for these films, and consequently this information is not in our records.

“High budget” films refer to Hindi films with direct production costs in excess of $8.5 million and Tamil and Telugu films with direct production costs in excess of $7.0 million, in each case translated at the historical average exchange rate for the applicable fiscal year. “Low budget” films refer to both Hindi, Tamil and Telugu films with less than $1.0 million in direct production costs, in each case translated at the historical average exchange rate for the applicable fiscal year. “Medium budget” films refer to Hindi, Tamil and Telugu films within the remaining range of direct production costs.

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

Certain information regarding our initial distribution rights to films initially released in the three fiscal years ended March 31, 2015, 2014 and 2013 is set forth below:

	Year ended March 31,
	2015	2014	2013
Global (India and International)
Hindi films	30	23	16
Regional films (excluding Tamil films)	—	3	3
Tamil films	6	8	3
International Only
Hindi films	15	14	14
Regional films (excluding Tamil films)	1	—	—
Tamil films	13	21	38
India Only
Hindi films	—	—	—
Regional films (excluding Tamil films)	—	—	—
Tamil films	—	—	3
Total	65	69	77

We distribute content in over 50 countries through our own offices located in key strategic locations across the globe, including separate offices maintained by Ayngaran for distribution of Tamil films that we do not distribute directly, and through our distribution partners. In response to Indian cinemas’ continued growth in popularity across the world, especially in non-English speaking markets, including Germany, Poland, Russia, Southeast Asia and Arabic speaking countries, we offer dubbed and/or subtitled content in over 25 different languages. We have recently entered into co-production deals with three Chinese film companies. In addition to our internal distribution resources, our global distribution network includes relationships with distribution partners, sub-distributors, producers, directors and prominent figures within the Indian film industry and distribution arena.

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

Marketing. The pre-release marketing of a film is an integral part of our theatrical distribution strategy. Our marketing team creates marketing campaigns tailored to market and movie, utilizing print, brand tie-ups, music pre-releases, outdoor advertising, social media marketing on Facebook and Twitter and online advertising to generate momentum for the release of a film. We generally begin print media public relations as soon as a film commences shooting, with full marketing efforts commencing two to three months in advance of a film’s release date, starting with a theatrical trailer for the film promoted as part of another film currently playing in theaters. In addition, usually between six to eight weeks before the initial Indian theatrical release date, we separately release clips from the films featuring musical numbers. Those clips and the accompanying music tracks are separately available for purchase and add to consumer awareness and anticipation of the upcoming film release. We also maintain a Facebook page, which supplies background detail, chat opportunities and photos of upcoming films as well as links to our YouTube content.

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

Television Distribution

India Distribution. We believe that the increasing television audience in India creates new opportunities for us to license our film content, and expands audience recognition of the Eros name and film products. We license Indian film content (usually a combination of new releases and existing films in our library), to satellite television broadcasters operating in India under agreements that generally allow them to telecast a film over a stated period of time in exchange for a specified license fee. We have, directly or indirectly, licensed content for major Indian television channels such as Colours, Sony, the Star Network and Zee TV.

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

Television pre-sales in India are an important factor in enhancing revenue predictability for our business. Where we do pre-sales, we negotiate a set license fee which is payable over time with the last payment due on delivery of the film. We released six high budget films in fiscal 2015 out of which three were Hindi, two were Tamil and one was Telugu. In the case of the Telugu film, we recouped 100% of our direct production cost through contractual commitments prior to the film’s release and in the case of the two Tamil films we recouped 91% and 95% respectively. In the case of one Hindi film we recouped 63% of the direct production cost through pre-sales. In the case of the remaining two Hindi high budget films released in the third and fourth quarter of fiscal 2015, we did not pre-sell our television rights in order to be able to premiere the films on Eros Now in July 2015 to coincide with the marketing launch of Eros Now prior to the television window. We currently expect to resume television pre-sales of our high budget Hindi films like in past years, even though some of these films will continue to premiere on Eros Now prior to airing on television. In fiscal 2014, we recouped 43% to 73% of our production cost of high budget Hindi films and over a 100% of our production cost of high budget Tamil and Telugu films through pre-sales contractual commitments.

From time to time, we also sell television syndication rights indirectly through companies that aggregate television rights for resale. While a large part of our revenues came from such licensing of television rights through aggregators in fiscal 2013, in 2014 and 2015 we moved away from using aggregators and entered into direct licensing agreements with Viacom 18 Media Private Limited (Colors), and Multiscreen Media Private Limited (Sony) that covered a number of new, forthcoming and library titles.

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

International Distribution. Outside of India, we license Indian film content for broadcasting on major channels and platforms around the world, such as Channel 4 and SBS Australia. We also license dubbed content to Europe, Arabic-speaking countries and in Southeast Asia and other parts of the world. Often such licenses include not just new releases, but films grouped around the same star, director or genre. International pre-sales of television, music and other distribution rights are a significant component of our overall pre-sale strategy. We believe that our international distribution capabilities and large library of content enable us to generate a larger portion of our revenue through international distribution than the film entertainment industry average of 7% in India as reported by the FICCI Report 2015.

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

With a significant portion of the Indian and international population rapidly moving toward digital technology, we are increasing our focus on providing on demand services, although the platforms and strategies differ by region. Under current Indian law, the Indian cable providers are required to transfer from analog to digital formats by December 31, 2015. Outside of India, there is a proliferation of cable, satellite and internet services that we supply. In addition, with the proliferation of internet users, we are increasing our online distribution presence as well. These platforms enable us to continue to monetize a film in our library long after its theatrical release period has ended. In addition, the speed, ease of availability and prices of digital film distribution diminish incentives for unauthorized copying and content piracy.

In order to capitalize on emerging trends like growing Internet usage, increased broadband internet penetration and availability of faster 3G/4G mobile networks, in August 2012, we soft-launched Eros Now, our on-demand entertainment portal accessible via internet-enabled devices, with a limited number of movies and music videos. Our pre-launch phase of Eros Now has continued through June 2015, and has registered 19 million users globally. This increase occurred without an official marketing campaign, which is expected to launch on July 16, 2015 with the latest exclusive movie premieres (pre-television, post-theatrical window), as well as our original shows. Eros Now offers films, music videos, television catch-up shows and original programming either on a free (ad monetized), transactional or premium subscription basis worldwide. We expect that Eros Now, which is already accessible via tablets such as the iPad and Android devices, will eventually include our full film library. Eros Now is currently available over an increasing number of platforms across India, as we recently signed contracts with Asianet Broadband, GTPL and RailTel. The Eros Now platform has also continued to enhance its content offering with catch-up shows now available from Sony and SAB TV, Colours, Zee TV, Hum TV and several other leading television channels.

The premium service will allow subscribers greater access to ad-free media content from multiple devices in addition to playback options. We believe that Eros Now will serve as a platform to further exploit our extensive library content, as well as increase the depth and penetration of our user base. In the future, we believe the combination of this digital distribution platform, coupled with our film library, will offer a comprehensive and attractive outlet for advertisers. We believe the combination of being an early mover, our unique studio assets, and the high market share of our extensive library positions us to be a leading player in the Indian digital entertainment industry.

In February 2015 we executed a definitive agreement to acquire a controlling stake in Techzone, a Mobile Value Added Services (“MVAS”) provider for telecom operators based in India, for an undisclosed sum. This acquisition is subject to certain conditions precedent apart from customary legal, regulatory and financial requirements.

Techzone is an aggregator, developer and distributor of entertainment content via mobile platforms in India. Techzone is particularly focused on the Bollywood films and music markets and has significant region-specific content in Tamil and Telugu. The company has relationships and billing integration with major telecom networks in India to distribute its content and also has its own “Mobile Shortcode” 56060. Techzone makes its content available to end-users via various methods such as caller ring-back tones (CRBT), mobile radio, short message service (SMS), wireless application protocol (WAP) and interactive voice response (IVR).

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

With 944 million mobile subscribers (including over 60 million internet enabled smart phones) in India in 2014, we believe that Techzone will be a strong addition to our Eros Now strategy to increase distribution of content through digital platforms.

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

We currently supply internet streaming ad-supported sites such as our Eros channel on YouTube with short form film and audio visual content and our own www.erosentertainment.com website (information contained on our website is not a part of, and is not incorporated by reference into, this annual report). On YouTube, where we have exceeded 2.8 billion views to date since our launch in 2007 and have over 3.8 million free subscribers as of July 2015, we sell banner and pre-roll advertisements, and share these advertising revenues with Google.

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

B4U

As of March 31, 2015, we owned approximately 24% of LMB Holdings Limited (“B4U”). We have no board representation, no involvement in policy decision making, we do not provide input in respect to technical know-how and have no material contract with B4U. As a result we do not exercise significant influence over it. B4U is a global television network that provides Indian programming across two digital television channels, B4U Music and B4U Movies. B4U is available in many countries around the world including India, the United States, United Kingdom, Canada and countries in the Middle East and Africa.

Valuable Technologies Limited

As of March 31, 2015, we owned 7.21% of Valuable Technologies Limited, or Valuable. Valuable manages and operates a number of companies in the media and entertainment, technology and infrastructure industries, including UFO Moviez, a digital cinema network in India; Boxtech, a division that provides technology backed service support for digital movie rentals; and ImPACT, a settlement platform for computerized theatrical ticketing and sales data. In May 2015, UFO Moviez completed its initial public offering in India on BSE Limited and National Stock Exchange of India Limited.

Intellectual Property

As our revenue is primarily generated from commercial exploitation of our films and related content, our intellectual property rights are a critical component of our business. Unauthorized use of intellectual property, particularly piracy of DVDs and CDs, as well as on-line piracy through unauthorized downloads, is widespread in India and other countries, and the mechanisms for protecting intellectual property rights in India and such other countries are not as effective as those of the United States and certain other countries. We participate directly and through industry organizations in actions against persons who have illegally pirated our content, and we also deal with piracy by promoting a film to ensure maximum revenues early in its release and shortening the period between the theatrical release of a film and its legitimate availability on DVD and VCD. This is supported by the trend in the Indian market for a significant percentage of a film’s box office receipts to be generated in the first few weeks after release. Rapid transition of consumer preference from physical to digital modes of consumption of film and related content via on-line, mobile and digital platforms has enabled our Eros Now business to grow, but this business faces competition from sites offering unauthorized pirated content.

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
38

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

Some of our direct competitors, such as The Walt Disney Company (“Disney”), 20th Century Fox Pictures and Viacom Studio 18, have moved toward similar models in addition to their other business lines within the Indian entertainment industry. We also face competition from the direct or indirect presence in India of significant global media companies, including the major Hollywood studios. Disney has acquired 100% of UTV and Viacom has ownership interests in Viacom Studio 18, while other Hollywood studios, such as News Corporation and Sony, have established local operations in India for film distribution, and have released a limited number of Indian films. Our primary competitors for Indian film content in the markets outside of India are UTV, Fox, Viacom and Yash Raj Films. We believe our experience and understanding of the Indian film market positions us well to compete with new and existing entrants to the Indian media and entertainment sector. Rentrak reported our market share (as an average over the preceding four calendar years to 2014) as 35% of all theatrically released Indian language films in the United Kingdom, based on gross collections — including releases by Ayngaran, our majority-owned subsidiary, and 32% in the United States on the same basis, and from 1980 to 2012 we had the highest market share of all theatrically released Indian language films in the United Kingdom based on gross collections. Competition within the industry is based on relationships, distribution capabilities, reputation for quality and brand recognition.

Our Film Library

We currently own or license rights to films currently comprising over 3,000 titles. Of these titles, over 700 films comprise a library of Kannada films for which we have only digital rights. Our film library has been built up over more than 30 years and includes hits from across that time period, including Devdas, Hum Dil De Chuke Sanam, Lage Raho Munna Bhai, Om Shanti Om and Goliyon Ki Raasleela: Ram-Leela. We have acquired most of our film content through fixed term contracts with third parties, which may be subject to expiration or early termination.

We own the rights to the rest of our film content as co-producers or, with respect to one film, sole producer of those films. Through such acquisition and co-production arrangements, we seek to acquire rights to at least 70 additional films each year. While we typically hold rights to exploit our content through various distribution channels, including theatrical, television and new media formats, we may not acquire rights to all distribution channels for our films. In particular, we do not own or license the music rights to a majority of the films in our library. We expect to maintain more than half of the rights we presently own through at least March 31, 2020.

In an effort to reach a wide range of audiences, we maintain rights to a diverse portfolio of films spanning various genres, generations and languages. More than half of our library is comprised of films first released ten or more years ago, including films released as early as the 1940s. We own or license rights to films produced in several regional languages, including Tamil, Kannada, Marathi, Telugu and Punjabi.

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

During the year ended March 2015, Eros received two notices from the Commissioner of Service Tax (India) to show cause why an amount aggregating to $31 million for the period April 1, 2009 to March 31, 2014 should not be levied on and paid on account of service tax arising on temporary transfer of copyright services and certain other related matters. Eros has filed its objections against the notice with the authorities. Subsequently in June 2015, Eros received assessment orders from the Commissioner of Service Tax (India) levying tax as stated above and ordering Eros to pay an additional amount of $31 million as interest and penalties in connection with the aforesaid matters. Considering the facts and nature of levies and the ad-interim protection for service tax levy for a certain period granted by the Honorable High Court of Mumbai, the Group expects that the final outcome of this matter will be favorable. Accordingly, based on the assessment made after taking appropriate legal advice, no additional liability has been recorded in Group’s consolidated financial statements.

During the year ended March 2015, Eros also received several assessment orders and demand notices from value added tax and sales tax authorities in India for the payment of amounts aggregating to $3 million (including interest and penalties) for certain fiscal years between April 1, 2005 and March 31, 2011. Eros has appealed against each of these orders, and such appeals are pending before relevant tax authorities. Though there uncertainties are inherent in the final outcome of these matters, the Company believes, based on assessment made after taking legal advice, that the final outcome of the matters will be favorable. Accordingly, no additional liability has been recorded in Group’s consolidated financial statements.

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

Miscellaneous. In addition to the foregoing, the following other points should be noted in relation to companies incorporated under the 2006 Act:

(a)	there are no prohibitions in relation to the company providing financial assistance for the purchase of its own shares;

(b)	there is no differentiation between public and private companies, but a company may adopt a name ending in the words “Public Limited Company” or “public limited company” or the abbreviation “PLC” or “plc”;

(c)	there are simple share offering/annual report requirements;

(d)	there are reduced compulsory registry filings;

(e)	the statutory accounting requirements are simplified; and

(f)	the 2006 Act allows a company to indemnify and purchase indemnity insurance for its directors.

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

A draft Cinematograph Bill, 2013 has been prepared by the Ministry of Information and Broadcasting and is awaiting approval.

Financing. In October 2000, the Ministry of Finance, GOI notified the film industry as an industrial concern in terms of the Industrial Development Bank of India Act, 1964, pursuant to which loans and advances to industrial concerns became available to the film industry.

The Reserve Bank of India, or the RBI, by circular dated May 14, 2001, permitted commercial banks to finance up to 50.0% of total production cost of a film. Further, by an RBI circular dated June 8, 2002, bank financing is now available even where total film production cost exceeds approximately $1.6 million. Banks which finance film productions customarily require borrowers to assign the film’s intellectual property or music audio/video/CDs/DVDs/internet, satellite, channel, export/international rights as part of the security for the loan, such that the banks would have a right in negotiation of valuation of such intellectual property rights.

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

Under the Competition Act, the Competition Commission has powers to pass directions/impose penalties in cases of anti-competitive agreements, abuse of dominant position and combinations. In the event of failure to comply with the orders or directions of the Competition Commission, without reasonable cause, such person is punishable with a fine extending to approximately $1,604 for each day of such non-compliance, subject to a maximum of approximately $1.6 million.

If there is a continuing non-compliance the person may be punishable with imprisonment for a term extending up to three years or with a fine which may extend up to approximately $4.0 million or with both as the Chief Metropolitan Magistrate, Delhi may deem fit. In case of offences committed by companies, the persons responsible to the company for the conduct of the business of the company will be liable under the Competition Act, except when the offense was committed without their knowledge or when they had exercised due diligence to prevent it. Where the contravention committed by the company took place with the consent or connivance of, or is attributable to any neglect on the part of, any director, manager, secretary or other officer of the company, such person is liable to be punished.

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

Indian Companies Act. A majority of the provisions of the Companies Act, 2013 are now in effect, bringing into effect significant changes to the Indian company law framework, such as in the provisions related to issue of capital, disclosures, corporate governance norms, audit matters, and related party transactions. The Companies Act, 2013 has also introduced additional requirements which do not have equivalents under the Companies Act, 1956, including the introduction of a provision allowing the initiation of class action suits in India against companies by shareholders (pending notification by the Ministry of Corporate Affairs of India) or depositors, a restriction on investment by an Indian company through more than two layers of subsidiary investment companies (subject to certain permitted exceptions), and prohibitions on advances to directors. Indian companies with net worth, turnover or net profits of INR 5,000 million or higher during any financial year are also required to spend 2.0% of their average net profits during the three immediately preceding financial years on activities pertaining to corporate social responsibility. Further, the Companies Act, 2013 imposes greater monetary and other liability on Indian companies, their directors and officers in default, for any non-compliance.

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

The Founders Group holds approximately 47.0% of our issued share capital, which comprise all of our B ordinary shares and certain A ordinary shares. Beech Investments, a company incorporated in the Isle of Man, is owned by discretionary trusts that include Eros founder Arjan Lulla and Eros directors Kishore Lulla and Vijay Ahuja as potential beneficiaries.

The following diagram summarizes the corporate structure of our consolidated group of companies as of March 31, 2015:

Eros Organizational Chart (as of March 2015)

(a)	Eros India holds at least 99% of each of its Indian subsidiaries other than Big Screen Entertainment Private Limited (India) and Colour Yellow Productions Private Limited (India).
(b)	Eros Digital Private Limited (India) holds the remaining 0.35% of Eros India’s Indian subsidiary Eros International Films Private Limited.
(c)	Ayngaran International Limited (Isle of Man) holds 51% of Ayngaran Anak Media Private Limited (India) and 100% of each of its other subsidiaries.

D. Property, Plant and Equipment

Our properties consist primarily of studios, office facilities, warehouses and distribution offices, most of which are located in Mumbai, India. We own our corporate and registered offices in Mumbai and rent our remaining properties in India. Five of these leased properties are owned by members of the Lulla family. The leases with the Lulla family were entered into at what we believe were market rates. See “Part I. — Item 7. Major Shareholders and Related Party Transactions” and “Part I — Item 3. Key Information — D. Risk Factors. We have entered into certain related party transactions and may continue to rely on our founders for certain key development and support activities.” We also own or lease four properties in the United Kingdom, the United States and Dubai in connection with our international operations outside of India. Property, plant and equipment with a net carrying amount of approximately $9.2 million (2014: $10.1 million) have been pledged to secure borrowings, and we currently do not have any significant plans to construct new properties or expand or improve our existing properties.

The following table provides detail regarding our properties in India and globally.

Location	Size	Primary Use	Leased / Owned
Mumbai, India	13,992 sq. ft.	Corporate Office	Owned
Mumbai, India	2,750 sq. ft.	Studio Premises	Leased(1)
Mumbai, India	8,094 sq. ft.	Executive Accommodation	Leased(1)
Mumbai, India	165 sq. ft.	Film Prints Warehouse	Leased
Mumbai, India	5,000 sq. ft.	Digital team	Leased
Mumbai, India	17,120 sq. ft.	Corporate Office	Leased(1)
Bangalore, India	5,100 sq. ft.	Digital team	Leased
Chennai, India	5,163 sq. ft.	Film Distribution Office	Leased
Delhi, India	1,800 sq. ft.	Digital team	Leased
Mumbai, India	2,750 sq. ft.	Corporate	Owned
Delhi, India	2,200 sq. ft.	Film Distribution Office	Leased
Punjab, India	438 sq. ft.	Film Distribution Office	Leased
Mumbai, India	2,926 sq. ft.	DVD warehouse	Leased
Dubai, United Arab Emirates	536 sq. ft.	Corporate Office	Leased
Secaucus, New Jersey, U.S.	10,000 sq. ft.	Corporate Office	Leased(1)
London, England	7,549 sq. ft.	DVD Warehouse	Owned
London, England	4,506 sq. ft.	Corporate Office	Leased(1)
Fujairah, United Arab Emirates	1,353 sq. ft.	Corporate Office	Leased
Fujairah, United Arab Emirates	1,353 sq. ft.	Corporate Office	Leased
Los Angeles, California, U.S.	1,000 sq. ft.	Corporate Office	Leased
San Francisco, California, U.S.	2,315 sq. ft.	Digital team	Leased

(1)	Leased directly or indirectly from a member of the Lulla family.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

You should read the information contained in the table below in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. The tables set forth below with our results of operations and period over period comparisons are not adjusted for the fluctuations in exchange rates described in “Part I — Item 3. Key Information — A. Selected Financial Data.”

Outlook

Our primary revenue streams are derived from three channels: theatrical, television syndication and digital and ancillary. For the fiscal year ended March 31, 2015, the aggregate revenues from theatrical, television syndication and digital and ancillary were $123.1 million, $101.2 million and $59.9 million respectively, compared to $107.5 million, $80.3 million and $47.7 million, respectively, for the fiscal year ended March 31, 2014. In fiscal 2013, the aggregate revenue from theatrical, television syndication and digital and ancillary was $101.0 million, $74.4 million and $40.0 million, respectively.

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

Increasing the number of Tamil global releases in our film mix allows us to release multiple films simultaneously to the Hindi and Tamil market taking a greater combined share of the box office for that week. In November 2012 (Diwali), we released Son of Sardaar, a high budget Hindi film, as well as Thuppakki, a high budget Tamil film targeting different audiences in the same market. As we expand into other regional languages such as Telugu, we may see the composition of our film mix changing over time in order to allow us to successfully scale our business around Hindi as well as regional language content. At the same time, the distribution window for the theatrical release of films, and the window between the theatrical release and distribution in other channels, have each been compressing in recent years and may continue to change. Further shortening of these periods could adversely impact our revenues if consumers opt to view a film on one channel over another, resulting in channels cannibalizing revenue from each other.

We expect that the continued volatility in the value of the Indian Rupee against foreign currency will continue to have an impact on our business. The Indian Rupee experienced an approximately 10.7% drop in value as compared to the U.S. dollar in fiscal 2014. In fiscal 2015 the drop was 3.7%. In November 2014, the Indian Rupee had dropped as much as 5.6% relative to the U.S. dollar from the beginning of fiscal 2014. Since the end of fiscal 2015 to the end of May 2015, the Indian Rupee has experienced a 2.0% decline. Changes in the growth of the Indian economy and the combined volatility of the Indian Rupee may adversely affect our business.

A substantial portion of our revenue is also derived from television syndication. Because of increased demand for Indian film content on television in India as the number of direct to home, or DTH, subscribers increases and the cable industry migrates toward digital technology, we expect a significant increase in demand for premium content such as movies and sports and a resultant increase in licensing fees payable to us by satellite and cable television operators. However, as competitors with compelling products, including international content providers, expand their content offerings in India, we expect competition for television syndication revenues to increase, and license fees for such content could decrease.

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

We anticipate that our costs associated with the co-production and acquisition of film content are likely to increase over time as we continue to focus more on investing in high budget Hindi films as well as high budget Tamil films. In addition, increased competition in the Indian film entertainment industry, including from international film entertainment providers such as Disney, Twentieth Century Fox and Viacom, is likely to cause the cost of film production and acquisition to increase. In fiscal 2015, we invested approximately $276.2 million in film content, and in fiscal 2016, we expect to invest approximately $225.0 million in film content.

We anticipate our administrative costs will increase as we expand our management team, especially to support the expansion of our digital businesses. In addition, our administrative costs will increase due to the costs associated with being a U.S.-listed public company. Although aggregate spending will increase, we do not anticipate that this will result in a material change in aggregate administrative costs as a percentage of revenue.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with IFRS as issued by the IASB, which requires management to make estimates, judgments and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Management considers the following accounting policies to be critical because they are important to our financial condition and results of operations and require significant judgment and estimates on the part of management in their application. The development and selection of these critical accounting policies have been determined by our management and the related disclosures have been reviewed with the Audit Committee of our board of directors. For a summary of all our accounting policies, see Note 3 to our audited Consolidated Financial Statements appearing elsewhere in this Annual Report.

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

Management applies this method by using its judgment to write down the capitalized cost of film content during its first 12 months of commercial exploitation and in line with the expected revenues arising from the content over its estimated useful life. Each of these calculations requires judgments and estimates to be made, and, as with goodwill, an unforeseen event could cause us to revise these judgments and assumptions affecting the value of the intangible assets. There may be instances where the useful life of an asset is shortened to reflect the uncertainty of its estimated income generating life. This is particularly the case when acquiring assets in markets that we have not previously exploited. Impairment losses on content advances are recognized when film production does not seem viable and refund of the advance is not probable.

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

Share-based payments

The Group is required to evaluate the terms to determine whether share based payment is equity settled or cash settled. Judgment is required to do this evaluation. Further, the Group is required to measure the fair value of equity settled transactions with employees at the grant date of the equity instruments. The fair value is determined principally by using the Black Scholes model and/or Monte Carlo Simulation Models which require assumptions regarding interest free rates, share price volatility, the expected life of an employee equity instrument and other variables. For further discussion of the basis and assumptions used to determine fair value, see Note 25 to our audited consolidated financial statements appearing elsewhere in this Annual Report.

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

While assessing any impairment of goodwill as at March 31, 2015, the value in use was determined using a discounted cash flow method. Estimated cash flows based on internal four year forecasts were developed and a pre-tax discount rate of 12.0% and a terminal growth rate of 4.0% were applied. The assessment of impairment of the trade name was based on a value in use measurement using the relief from royalty method and by then applying a pre-tax discount rate of 14.0% and a terminal growth rate of 4.0%.

Basis of consolidation

We evaluate arrangements with special purpose vehicles in accordance with IFRS 10: Consolidated Financial Statements, or IFRS 10, to establish how transactions with such entities should be accounted for. This requires judgment over control and the balance of the risks and rewards attached to the arrangements.

Year Ended March 31, 2015 Compared to Year Ended March 31, 2014

	Year ended March 31,			As a % of revenue
	2015	2014	Change	2015	2014
	(in thousands)
Revenue	$284,175	$235,470	20.7%	100.0%	100.0%
Cost of sales	(155,777)	(132,933)	17.2	54.8	56.5
Gross profit	128,398	102,537	25.2	45.2	43.5
Administrative costs	(49,546)	(42,680)	16.1	17.4	18.1
Operating profit	78,852	59,857	31.7	27.7	25.4
Net finance costs	(5,861)	(7,517)	(22.0)	2.1	3.2
Other losses	(10,483)	(2,353)	345.5	3.7	1.0
Profit before tax	62,508	49,987	25.0	22.0	21.2
Income tax expense	(13,178)	(12,843)	2.6	4.6	5.5
Net income	$49,330	$37,144	32.8%	17.4%	15.8%

The following table sets forth, for the period indicated, the revenue by geographic area by customer location.

	Year ended March 31,
	2015	2014	Change
	(in thousands)
India	$109,513	$117,647	(6.9)%
Europe	27,146	22,245	22.0
North America	19,052	14,017	35.9
Rest of the world	128,464	81,561	57.5
Total revenues	$284,175	$235,470	20.7%

Revenue. Revenue increased by 20.7% to $284.2 million, compared to $235.5 million in fiscal 2014 (excluding the impact of foreign currency fluctuations, revenue increased 22.4%, or $52.0 million). Our revenue growth was driven by increases in our theatrical, television syndication and digital and ancillary revenues in fiscal 2015. The growth in our theatrical revenue reflected the increased number of high budget films and the performance of our globally released Tamil and Telugu films, Lingaa, Kochadaiiyaan, Aagadu and Action Jackson a Hindi film release. Television syndication revenue grew in fiscal 2015, with our high and medium budget films helping us syndicate attractive bundles of new and library films. Digital and ancillary revenue growth reflected new release and catalog performance together with contributions from production services. We released six high budget films in fiscal 2015 compared to four high budget films in fiscal 2014. In fiscal 2015 we released 12 medium budget films as compared to 21 medium budget films in fiscal 2014. In fiscal 2015 we released six high budget films of which three were Hindi and two were Tamil and one was Telugu, as compared to fiscal 2014, in which out of four high budget films, three were Hindi, and one was Telugu, and none were Tamil.

We derived approximately 61.5% of our fiscal 2015 revenues from customers located outside of India. This percentage is calculated (as required under International Financial Reporting Standards) based on where the customer who entered into a contract with us is located and not necessarily on the geography of the rights being exploited or licensed. To that extent, this net revenue by customer location may not be reflective of the potential of any given market. As a result of changes in the location of our customers, our revenue by customer location may vary year to year.

Revenue by customer location in India decreased 6.9% to $109.5 million in fiscal 2015, compared to $117.6 million in fiscal 2014, attributable to a reduction in revenue as a result of the translation impact due to exchange rate movement, together with the impact of changes in customer location for revenue related to the India market but accounted for as derived outside of India. Revenue from Europe increased 22.0% to $27.1 million in fiscal 2015, compared to $22.2 million in fiscal 2014. Revenue from North America increased 35.9% to $19.1 million in fiscal 2015, compared to $14.0 million in fiscal 2014 due to increased syndication revenues. In fiscal 2015, revenues from the rest of the world increased 57.5% to $128.5 million, compared to $81.6 million in fiscal 2014 due to increased syndication revenues and digital and ancillary revenues.

Cost of sales. Cost of sales increased by 17.2% or $22.8 million in fiscal 2015 to $155.8 million, compared to $132.9 million in fiscal 2014. The increase was primarily due to an increase in film amortization costs of $17.6 million driven by a higher investment in our new release slate as compared to fiscal 2014, along with the cumulative impact of amortization costs associated with our larger film library. Other costs of sales, which principally consist of advertising, overages and print costs, increased by $4.9 million in fiscal 2015, reflecting increased advertising costs associated with the increase in high budget film releases in fiscal 2015 compared to fiscal 2014, offset by reduced print and associated distribution costs due to increased usage of digital distribution methods.

Gross profit. Gross profit increased by 25.2% or $25.9 million in fiscal 2015 to $128.4 million, compared to $102.5 million in fiscal 2014 primarily due to our improved margins reflecting the higher than proportionate increase in revenues, relative to the lower cost of the mix of new film releases. As a percentage of revenues, our gross profit margin increased to 45.2% in fiscal 2015 from 43.5% in fiscal 2014.

Administrative costs. Administrative costs increased by 16.1% or $6.8 million in fiscal 2015 to $49.5 million, which was attributable to an increase of $3.5 million in share based payment charges compared to fiscal 2014, along with $3.3 million of additional overhead in fiscal 2015, which includes an increase in personnel cost of $0.3 million. Additional trade receivables provisions contributed to $1.8 million of the increase in additional overhead as compared to fiscal 2014.

Net finance costs. Net finance costs, excluding the impact of foreign currency fluctuations, decreased by 22.0% or $1.6 million due to an overall increase in interest income resulting from higher cash levels across the group, which was due to proceeds from the follow-on offering on the NYSE and our Retail Bond offering on the London Stock Exchange.

Other losses. Other losses increased by 345.5% or $8.1 million in fiscal 2015 to $10.5 million, compared to $2.4 million in fiscal 2014, due to a derivative loss as a result of changes in USD interest rate expectations of $7.8 million recognized in fiscal 2015, compared to a $5.2 million derivative gain in fiscal 2014.

Income tax expense. Income tax expense increased by 2.6% or $0.4 million in fiscal 2015 to $13.2 million compared to $12.8 million in fiscal 2014, and our effective tax rate was 21.1% in fiscal 2015, compared to 25.6% in fiscal 2014. Derivative gains and transaction costs relating to equity transactions are not chargeable or deductible for income tax purposes. Our income tax expense in fiscal 2015 included $7.5 million of estimated current tax expense and $5.7 million of estimated deferred tax expense. The change in effective rate principally reflects a change in the pattern of the profits subject to income tax amongst our subsidiaries as compared to fiscal 2014.

Year Ended March 31, 2014 Compared to Year Ended March 31, 2013

	Year ended March 31,			As a % of revenue
	2014	2013	Change	2014	2013
	(in thousands)
Revenue	$235,470	$215,346	9.4%	100.0%	100.0%
Cost of sales	(132,933)	(134,002)	(0.8)	56.5	62.2
Gross profit	102,537	81,344	26.1	43.5	37.8
Administrative costs	(42,680)	(26,308)	62.2	18.1	12.2
Operating profit	59,857	55,036	8.8	25.4	25.6
Net finance costs	(7,517)	(1,469)	411.7	3.2	0.7
Other losses	(2,353)	(7,989)	(70.5)	1.0	3.7
Profit before tax	49,987	45,578	9.7	21.2	21.2
Income tax expense	(12,843)	(11,913)	7.8	5.5	5.5
Net income	$37,144	$33,665	10.3%	15.8%	15.6%

The following table sets forth, for the period indicated, the revenue by geographic area by customer location.

	Year ended March 31,
	2014	2013	Change
	(in thousands)
India	$117,647	$135,292	(13.0)%
Europe	22,245	35,147	(36.7)
North America	14,017	12,678	10.6
Rest of the world	81,561	32,229	153.1
Total revenues	$235,470	$215,346	9.3%

Revenue. Revenue increased by 9.4% to $235.5 million, compared to $215.3 million in fiscal 2013 (excluding the impact of foreign currency fluctuations, revenue increased 15.8%, or $32.2 million). Our revenue growth was driven partly by an increase in theatrical revenue in fiscal 2014. The growth in our theatrical revenue reflected in particular the success of our globally released Hindi films, Raanjhanaa, Grand Masti, Singh Saab the Great, Goliyon Ki Rasleela-Ram-leela, R... Rajkumar, and Jai Ho, as well as our first Telugu global release One Nennokodine. Television syndication revenue remained strong in fiscal 2014, with our high and medium budget films helping us syndicate attractive bundles of new and library films.

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

Recently, there have been periods of higher volatility in the Indian Rupee and U.S. dollar exchange rate. This volatility is illustrated in the table below for the periods indicated:

	Period End	Average(1)	High	Low
Fiscal Year
2011	44.54	45.46	47.49	43.90
2012	50.89	48.01	53.71	44.00
2013	54.52	54.36	57.13	50.64
2014	60.35	60.35	68.80	53.65
2015	62.58	61.15	63.70	58.46
Months
April 2014	60.34	60.36	61.09	59.88
May 2014	59.10	59.32	60.23	58.46
June 2014	60.15	59.74	60.40	59.09
July 2014	60.52	60.08	60.52	59.67
August 2014	60.68	60.87	61.45	60.46
September 2014	61.76	60.86	61.76	60.27
October 2014	61.40	61.39	61.83	61.02
November 2014	62.06	61.71	62.06	61.40
December 2014	63.12	62.78	63.70	61.86
January 2015	61.94	62.23	63.62	61.34
February 2015	61.81	62.04	62.34	61.71
March 2015	62.58	62.47	62.98	61.81
April 2015	63.52	62.72	63.59	62.23
May 2015	63.83	63.73	64.26	63.47

(1)	Represents the average of the U.S. dollar to Indian Rupee exchange rates on the last day of each month during the period for all fiscal years presented, and the average of the noon buying rate for all days during the period for all months presented.

This volatility in the Indian Rupee as compared to the U.S. dollar and the increasing exchange rate has impacted our results of operations as shown in the table below comparing the reported results against constant currency comparables based upon the average rate of exchange for the year ended March 31, 2015, of INR 61.23 to $1.00. In addition to the impact on gross profit, the volatility during the year ended March 31, 2015 also led to a non-cash foreign exchange loss of $0.9 million principally on our Indian subsidiaries’ foreign currency loans in the year ended March 31, 2015 compared to $0.6 million gain in the year ended March 31, 2014.

	Year ended March 31,
	2015		2014		2013
	(in thousands)
	Reported	Constant Currency	Reported	Constant Currency	Reported	Constant Currency
Revenue	$284,175	$284,175	$235,470	$232,183	$215,346	$202,196
Cost of sales	(155,777)	(155,777)	(132,933)	(129,593)	(134,002)	(124,243)
Gross Profit	$128,398	$128,398	$102,537	$102,590	$81,344	$77,953

The percentage change for the data comparing the constant currency amounts against the reported results referenced in the table above:

	Year ended March 31,
	2015	2014	2013
Revenue	—%	(1.4)%	(6.5)%
Cost of sales	—	(2.5)	(7.9)
Gross profit	—%	(0.1)%	(4.4)%

The Indian Rupee experienced an approximately 3.7% drop in value as compared to the U.S. dollar in fiscal 2015, in fiscal 2014 the drop was 10.7%. Since the end of fiscal 2015 to the end of May 2015 the Indian Rupee has experienced a 2.0% decline. Changes in the growth of the Indian economy and the combined volatility of the Indian Rupee, may adversely affect our business.

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

	Year ended March 31,
	2015	2014	2013
	(in thousands)
Current assets	$366,592	$258,275	$202,724
Current liabilities	128,481	128,580	110,727
Working capital	$238,111	$129,695	$91,997

The significant increase in working capital as at March 31, 2015 as compared to March 31, 2014, principally reflects the net proceeds of the follow-on offering and an increase in long term debt financing in fiscal 2015.

Indebtedness

As of March 31, 2015, we had aggregate outstanding indebtedness of $314.7 million, and cash and cash equivalents of $153.7 million. At March 31, 2015, the total available facilities were comprised of (i) revolving credit facilities, secured term loans and vehicle loans of $200.4 million at Eros India and Eros Worldwide, (ii) a committed $15.9 million secured overdraft facility at Eros International Limited. In addition, at March 31, 2015, $25.7 million of unsecured commercial paper had been issued by Eros India, and Eros International plc has debt of $72.6 million in relation to a retail bond offering for £50 million in October 2014. As at March 31, 2015, there were undrawn amounts under our facilities of $0.8 million.

As of March 31, 2015
(in thousands)
Eros India
Secured revolving credit facilities	$26,546
Secured term loans	25,695
Unsecured commercial paper	25,668
Vehicle loans	140
Total	$78,050
Eros International plc
Retail Bond	$72,623
Eros International Limited
Secured overdraft	$15,945
Eros International USA Inc.
Vehicle loans	$7
Eros Worldwide
Revolving credit facility(1)	$141,250
Interest swap financing facility	6,795
Total	$148,045
Total	$314,670

(1)	Borrowers under the revolving credit facility are Eros International Plc, Eros Worldwide, and Eros International USA Inc.

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

Borrowings under our revolving credit facility maturing in 2017 bear interest at LIBOR, or in the case of future borrowings in Euros, EURIBOR, floating rates with margins between 1.9% and 2.9% plus mandatory cost. Borrowings under our term loan facilities, overdraft facility and revolving credit facilities at Eros India and Eros Films mature between 2015 and 2018 and bear interest at fluctuating interest rates pursuant to the relevant sanction letter governing such loans. As of March 31, 2015, our unsecured commercial paper issued by Eros India bore discount rates between 10.7% and 13.0% and has maturity dates ranging from one month to six months of the date of issuance thereof.

In October 2014, Eros completed an offering of 6.50% Retail Bonds (due 2021), raising GBP 50,000,000 ($77,930,000) in total proceeds net of transaction cost of approximately GBP 1 million (USD $1,791,000). Interest on these bonds is payable biannually on April 15 and October 15 each year.

We expect to renew, replace or extend our borrowings as they reach maturity. As at March 31, 2015, Eros had net undrawn amounts of $800,000 (2014: $19,757,000) available.

Sources and Uses of Cash

	Year Ended March 31,
	2015	2014	2013
	(in thousands)
Net cash from operating activities	$117,955	$132,532	$137,447
Net cash used in investing activities	$(279,240)	$(161,020)	$(182,328)
Net cash from financing activities	$177,561	$69,397	$11,471

Year ended March 31, 2015 Compared to Year Ended March 31, 2014

Net cash from operating activities in fiscal 2015 was $118.0 million, compared to $132.5 million in fiscal 2014, a decrease of $14.5 million, or 10.9%, which included a decrease in interest paid of $2.7 million and an increase in income taxes paid of $5.3 million, from fiscal 2014. There was an increase in working capital of $92.5 million in fiscal 2015 primarily due to an increase in trade receivables of $94.0 million and an increase of $1.4 million in trade payables compared to a $34.2 million increase in trade receivables and a $0.9 million increase in trade payables in fiscal 2014.

Net cash used in investing activities in fiscal 2015 was $279.2 million, compared to $161.0 million in fiscal 2014, an increase of $118.2 million, or 73.4%, reflecting the change in the number and mix of films released in fiscal 2014 and our investment in film content in future years. Our investment in film content in fiscal 2015 was $276.2 million, compared to $163.2 million in fiscal 2014, an increase of $113.0 million, or 69.2%.

Net cash from financing activities in fiscal 2015 was $177.6 million, compared to $69.4 million in fiscal 2014, an increase of $108.2 million, or 155.9%, primarily attributable to net share capital proceeds of $92.3 million from our follow on equity offering, net proceeds of short-term borrowings of $1.5 million and proceeds of net long-term borrowings of $63.6 million principally from our Retail Bond.

Year ended March 31, 2014 Compared to Year Ended March 31, 2013

Net cash from operating activities in fiscal 2014 was $132.5 million, compared to $137.4 million in fiscal 2013, a decrease of $4.9 million, or 3.6%, which included a decrease in income taxes paid of $5.6 million and an increase in interest paid of $5.0 million, from fiscal 2013. In addition, there was an increase in working capital of $30.9 million in fiscal 2014 primarily due to an increase in trade receivables of $34.2 million and an increase of $0.9 million in trade payables compared to a $13.6 million increase in trade payables and an increase in trade receivables of $21.7 million in fiscal 2013.

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

Net cash from financing activities in fiscal 2014 was $69.4 million, compared to $11.5 million in fiscal 2013, an increase of $57.9 million, or 503.5%, attributable to net share capital proceeds of $50.7 million from our NYSE listing, net proceeds of short-term borrowings of $10.4 million and proceeds of net long-term borrowings of $8.1 million.

Capital Expenditures

In fiscal 2015, we invested $276.2 million in film content, and in fiscal 2016 we expect to invest approximately $225 million in film content.

C. Research and development

Not applicable

D. Trend information

New accounting pronouncements issued but not yet effective

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for our accounting periods beginning on or after April 1, 2015 or later periods. Those which are considered to be relevant to our operations are set out below.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”).  This standard provides a single, principle-based five-step model to be applied to all contracts with customers. Guidance is provided on topics such as the point at which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various other related matters. IFRS 15 also introduced new disclosure requirements with respect to revenue.

The five steps in the model under IFRS 15 are : (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contracts; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 replaces the following standards and interpretations:

•	IAS 11 Construction Contracts

•	IAS 18 Revenue

•	IFRIC 13 Customer Loyalty Programmes

•	IFRIC 15 Agreements for the Construction of Real Estate

•	IFRIC 18 Transfers of Assets from Customers

•	SIC-31 Revenue - Barter Transactions Involving Advertising Services

When first applying IFRS 15, it should be applied in full for the current period, including retrospective application to all contracts that were not yet complete at the beginning of that period. In respect of prior periods, the transition guidance allows an option to either:

•	apply IFRS 15 in full to prior periods (with certain limited practical expedients being available); or

•	retain prior period figures as reported under the previous standards, recognizing the cumulative effect of applying IFRS 15 as an adjustment to the opening balance of equity as at the date of initial application (beginning of current reporting period).

IFRS 15 is effective for fiscal years beginning on or after January 1, 2017. Earlier application is permitted. The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

IAS 16 Property Plant and Equipment and IAS 38 Intangible Assets

In May 2014, the IASB issued two amendments with respect to IAS 16 Property, Plant and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”) dealing with acceptable methods of depreciation and amortization.

The amended IAS 16 prohibits entities from using a revenue based depreciation method for items of property, plant and equipment. Further the amendment under IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible assets. However this presumption can only be rebutted in two limited circumstances;

•	the intangible is expressed as a measure of revenue i.e. when the predominant limiting factor inherent in an intangible asset is the achievement of a contractually specified revenue threshold; or

•	it can be demonstrated that revenue and the consumption of economic benefits of the intangible assets are highly correlated. In these circumstances, revenue expected to be generated from the intangible assets can be an appropriate basis for amortization of the intangible asset.

The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The Company is currently evaluating the impact that this amendment to IAS 16 and IAS38 will have on its consolidated financial statements.

IFRS 9 Financial Instruments

In July 2014, the IASB finalized and issued IFRS 9 – Financial Instruments. IFRS 9 replaces IAS 39 “Financial instruments: recognition and measurement, the previous Standard which dealt with the recognition and measurement of financial instruments in its entirety upon the former’s effective date.

The Key requirements of IFRS 9:

•	Replaces IAS 39’s measurement categories with the following three categories:

•	fair value through profit or loss

•	fair value through other comprehensive income

•	amortized cost

•	Eliminates the requirement for separation of embedded derivatives from hybrid financial assets, the classification requirements to be applied to the hybrid financial asset in its entirety.

•	Requires an entity to present the amount of change in fair value due to change in entity’s own credit risk in other comprehensive income.

•	Introduces new impairment model, under which the “expected” credit loss are required to be recognized as compared to the existing “incurred” credit loss model of IAS 39.

•	Fundamental changes in hedge accounting by introduction of new general hedge accounting model which:

•	Increases the eligibility of hedged item and hedging instruments;

•	Introduces a more principles–based approach to assess hedge effectiveness.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Earlier application is permitted provided that all the requirements in the Standard are applied at the same time with two exceptions:

•	The requirement to present changes in the fair value of a liability due to changes in own credit risk may be applied early in isolation;

•	Entity may choose as its accounting policy choice to continue to apply hedge accounting requirements of IAS 39 instead of new general hedge accounting model as provided in IFRS 9.

The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

Quarterly Financial Information

The table below presents our selected unaudited quarterly results of operations for the four quarters in the fiscal year ended March 31, 2015. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.We have prepared the unaudited financial data for the quarters presented on the same basis as our audited consolidated financial statements. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods.

	Three Months Ended
	June 30, 2014	September 30, 2014	December31, 2014	March 31, 2015
	(dollars in thousands)
Selected Quarterly Results of Operations
Revenue	$45,362	$49,915	$100,405	$88,493
Cost of sales	(33,224)	(29,505)	(45,064)	(47,984)
Gross profit	12,138	20,410	55,341	40,509
Administrative costs	(9,966)	(11,935)	(11,996)	(15,649)
Operating profit	2,172	8,475	43,345	24,860
Net finance costs	(1,620)	(715)	(2,539)	(987)
Other losses	(1,599)	(288)	(3,883)	(4,713)
(Loss)/profit before tax	(1,047)	7,472	36,923	19,160
Income tax expense	(1,541)	(3,148)	(8,685)	196
Net (loss)/income	$(2,588)	$4,324	$28,238	$19,356

OTHER NON-GAAP MEASURES
EBITDA(1)	$881	$8,732	$39,844	$20,609
Adjusted EBITDA (1)	$8,068	$13,888	$49,228	$29,966

OPERATING DATA
High budget film releases(2)	1	1	3	1
Medium budget film releases(2)	3	3	2	4
Low budget film releases(2)	5	17	8	17
Total new film releases(2)	9	21	13	22

(1)	We use EBITDA and Adjusted EBITDA as supplemental financial measures. EBITDA is defined by us as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs). Adjusted EBITDA is defined as EBITDA adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives), transaction costs relating to equity transactions and share based payments. EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. EBITDA and Adjusted EBITDA provide no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position. However, our management team believes that EBITDA and Adjusted EBITDA are useful to an investor in evaluating our results of operations because these measures:
•	are widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;
•	help investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and
•	are used by our management team for various other purposes in presentations to our board of directors as a basis for strategic planning and forecasting.

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

The following table sets forth the reconciliation of our net income to EBITDA and Adjusted EBITDA:

	Three Months Ended
	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015
	(in thousands)
Net (loss)/income	$(2,588)	$4,324	$28,238	$19,356
Income tax expense	1,541	3,148	8,685	(196)
Net finance costs	1,620	715	2,539	987
Depreciation	242	364	259	224
Amortization(a)	66	181	123	238
EBITDA	881	8,732	39,844	20,609
Impairment of available-for-sale financial assets	—	—	—	1,307
Share based payments(b)	4,782	5,466	6,073	5,594
Net loss/(gain) on held for trading financial liabilities	2,405	(396)	3,311	2,481
Transaction costs relating to equity transactions	—	86	—	(25)
Adjusted EBITDA	$8,068	$13,888	$49,228	$29,966
a)	Includes only amortization of intangible assets other than intangible content assets.
b)	Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.
2)	Includes films that were released by us directly and licensed by us for release.

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

In the four quarters ended March 31, 2015, revenue fluctuations primarily reflected the timing of major theatrical releases, with our highest quarterly revenues of $100.4 million in the three months ended December 31, 2014 as a result of the high budget theatrical releases such as Lingaa, Action Jackson, Happy Ending, and Kaththi. The quarterly release schedule of new films led to the lowest quarterly revenues of $45.4 million in the three months ended June 30, 2014. The fluctuations in other losses reflect the changes in mark to market values of our interest derivative liabilities.

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

As of March 31, 2015, the Group has provided certain stand-by letters of credit amounting to $96.2 million (2014: $99.3 million) which are in the nature of performance guarantees issued while entering into film co-production contracts and are valid until funding obligations under these contracts are met. These guarantees, issued in connection with the aforementioned content commitments, have varying maturity dates.

In addition, the Group issued financial guarantees amounting to $3.0 million (2014: $8.2 million) in the ordinary course of business, having varying maturity dates normally up to the next 24 months. The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations.

The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

F. Contractual Obligations

We have commitments under certain firm contractual arrangements, or firm commitments, to make future payments. These firm commitments secure future rights to various assets and services to be used in the normal course of our operations. The following table summarizes our firm commitments as of March 31, 2015.

	As of March 31, 2015
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Recorded Contractual Obligations
Debt	$314,670	$96,397	$136,608	$4,867	$76,798

Unrecorded Contractual Obligations
Operating leases	1,649	568	1,081	—	—
Film entertainment rights purchase obligations	260,573	109,908	150,665	—	—
Interest payments on debt (1)	41,908	9,963	14,928	9,985	7,032
Total	304,130	120,439	166,044	9,985	7,032

(1) The amounts shown in the table include future interest payments on variable and fixed rate debt at current interest rates ranging from 0.75% to 16%.

G. Safe Harbor

See “Special Note Regarding Forward-Looking Statements” at the beginning of this Annual Report on Form 20-F.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Our Board of Directors consists of nine directors.

The following table sets forth the name, age (as at June 30, 2015) and position of each of our directors and executive officers as at the date hereof.

Name	Age	Position/s
Directors
Kishore Lulla	53	Director, Executive Chairman
Jyoti Deshpande	44	Director, Group Chief Executive Officer, Managing Director
Vijay Ahuja	58	Director, Vice Chairman
Sunil Lulla	51	Director, Executive Vice Chairman
Naresh Chandra(1)(2)(3)(4)	80	Director, Chairman of Remuneration Committee and Nomination Committee
Dilip Thakkar(1)(2)(3)(4)	78	Director, Chairman of Audit Committee
David Maisel(1)	53	Director
Rishika Lulla	28	Director
Rajeev Misra(1)	53	Director
Senior Management
Prem Parameswaran	46	President of US Operations and Chief Financial Officer(5)
Mark Carbeck	43	Chief Corporate & Strategy Officer
Pranab Kapadia	43	President of Europe and Africa Operations
Surender Sadhwani	59	President of Middle East Operations
Ken Naz	56	President of US – Film Distributions

(1)	Independent director
(2)	Member of the Audit Committee
(3)	Member of the Remuneration Committee
(4)	Member of the Nomination Committee
(5)	Andrew Heffernan is Group Chief Financial Officer of the Company at the time of filing of this document, however he has served notice to resign from this position in June 2015 and will be succeeded by Prem Parameswaran.

Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.

Directors

Mr. Kishore Lulla is a director and our Chairman. Mr. Lulla received a bachelor’s degree in Arts from Mumbai University. He has over 30 years of experience in the media and film industry. He is a member of the British Academy of Film and Television Arts and Young Presidents’ Organization and also a board member for the School of Film at the University of California, Los Angeles. He has been honored at the Asian Business Awards 2007 and the Indian Film Academy Awards 2007 for his contribution in taking Indian cinema global. As our Chairman, he has been instrumental in expanding our presence in the United Kingdom, the U.S., Dubai, Australia, Fiji and other international markets. He served as our Chief Executive Officer from June 2011 until May 2012 and has served as a director since 2005. Mr. Kishore Lulla is the father of Mrs. Lulla Singh, the brother of Mr. Sunil Lulla and a cousin of Mr. Ahuja and Mr. Sadhwani.

Ms. Jyoti Deshpande is a director and our Group Chief Executive Officer and Managing Director. She had worked with us from 2001 until May 2011 when she resigned from our Board and served as a Consultant to the Company until November 2011 in connection with our initial public offering in the U.S. She rejoined the Company in her former Group CEO/MD position on June 22, 2012. With a degree in Commerce and Economics and an MBA from Mumbai University, Ms. Deshpande has over 22 years of experience in Indian media and entertainment across advertising, media consulting, television and film. Ms. Deshpande has been a key member of the Eros leadership team since 2001 and was instrumental in our initial public offering on AIM in 2006, Eros India’s listing on the Indian Stock Exchanges in 2010 and our initial public offering on the NYSE in November 2013.

Mr. Vijay Ahuja is a director and our Vice Chairman. Mr. Ahuja received a bachelor’s degree in commerce from Mumbai University. Mr. Ahuja co-founded our United Kingdom business in 1988 and has since played an important role in implementing our key international strategies, helping expand our business to its present scale by making a significant contribution to our development in the South East Asian markets, such as Singapore, Malaysia, Indonesia and Hong Kong. Mr. Ahuja has served as a director since April 2005. Mr. Ahuja is a cousin of Mr. Kishore Lulla and Mr. Sunil Lulla.

Mr. Sunil Lulla is a director and is Executive Vice Chairman and Managing Director of Eros India. He received a bachelor’s degree in commerce from Mumbai University. Mr. Lulla has over 20 years of experience in the media industry. Mr. Lulla has valuable relationships with talent in the Indian film industry and has been instrumental in our expansion into distribution in India as well as home entertainment and music. He has served as a director since 2005 and led our growth within India for many years before being appointed Executive Vice Chairman and Managing Director of Eros India in February 2010. Mr. Sunil Lulla is the brother of Mr. Kishore Lulla, uncle of Mrs. Lulla Singh and the and cousin of Mr. Ahuja and Mr. Sadhwani.

Mr. Naresh Chandra is a director. Mr. Chandra received a master’s degree in Science from Allahabad University. A former civil servant, he joined the Indian Administrative Services in 1956 and has served as Chief Secretary in the State of Rajasthan, Commonwealth Secretariat Advisor on Export Industrialization and Policy in Colombo (Sri Lanka), Advisor to the Governor of Jammu and Kashmir and Secretary to the Ministries of Water Resources, Defense, Home and Justice in the Government of India. In December 1990, he became Cabinet Secretary, the highest post in the Indian civil service. In 1992, he was appointed Senior Advisor to the Prime Minister of India. He served as the Governor of the state of Gujarat in 1995-1996 and Ambassador of India to the United States of America in 1996-2001. In 2007, he chaired the Government of India’s Committee on Corporate Audit and Governance, the Committee on Private Companies and Limited Liability Partnerships and the Committee on Civil Aviation Policy, and he was honored with the Padma Vibhushan, a high civilian award. Mr. Chandra serves as director of seven other Indian companies and one foreign company. He has served as a director since July 2007.

Mr. Dilip Thakkar is a director. Mr. Thakkar received a degree in Commerce and Law from Mumbai University. A practicing chartered accountant since 1961, Mr. Thakkar has significant financial experience. He is a senior partner of Jayantilal Thakkar & Co. Chartered Accountants and a member of the Institute of Chartered Accountants in India. In 1986 he was appointed by the Reserve Bank of India as a member of the Indian Advisory Board for HSBC Bank and the British Bank of the Middle East for a period of eight years. He is the former President of the Bombay Chartered Accountants’ Society and was then Chairman of its International Taxation Committee. Mr. Thakkar serves as a non-executive director of seven other listed public limited companies in India and seven foreign companies. He has served as a director since April 2006.

Mr. David Maisel is a director. Mr. Maisel has been an Advisor to Rovio, the owners of Angry Birds, since 2011, and is the Executive Producer of the Angry Birds feature film to be released in 2016. Prior to this he served in senior executive positions with Marvel Entertainment from 2003 until 2010, where he conceived and spearheaded the creation of Marvel Studios, the launch of the “Iron Man” franchise, and Marvel’s 2010 sale to The Walt Disney Company. At Marvel, he was Chairman of Marvel Studios and also in the Office of the Chief Executive for its parent company, Marvel Entertainment. He was also the Executive Producer of “Iron Man,” “The Incredible Hulk,” “Iron Man 2,” “Thor,” and “Captain America: The First Avenger.” Prior to Marvel, Mr. Maisel served in senior executive positions at Endeavor Talent Agency, The Walt Disney Company, Creative Artists Agency, Chello Broadband, and The Boston Consulting Group. He is a graduate of Harvard Business School and Duke University. He has served as a director since November 2014.

Mrs. Rishika Lulla Singh is a director and the CEO of Eros Digital, which covers all of the digital initiatives for Eros including Eros Now. Mrs. Lulla Singh has been instrumental in spearheading the growth and development of Eros Now within India and internationally. She holds a BA in South Asian Studies and Management from the School Of Oriental and African Studies and has completed postgraduate studies at the UCLA School of Theatre, Film and Television. She has done several placements at prestigious global financial firms including Citi, Grant Thornton and RBS. Mrs. Lulla Singh is the daughter of Mr. Kishore Lulla and the niece of Mr. Sunil Lulla. She has served as director since November 2014.

Mr. Rajeev Misra is a director. Mr. Misra was recently appointed head of Strategic Finance for SoftBank group. Prior to this appointment, Mr. Misra was a Senior Managing Director at Fortress Investment Group where he was the head of European investments. Previously, he served as Group Managing Director for UBS in London and was responsible for leverage finance, global credit, commercial real estate and emerging markets. Mr. Misra also spent 17 years in various senior leadership roles at Deutsche Bank and Merrill Lynch. Mr. Misra holds an MBA from the Sloan School of Management at Massachusetts Institute of Technology and a Master’s degree in Computer Science and Bachelor’s degree in Mechanical Engineering from the University of Pennsylvania. He has served as a director since December 2014.

Senior Management

Mr. Prem Parameswaran is our Group Chief Financial Officer and President of Eros International’s U.S. operations and succeeds Mr. Andrew Heffernan as our Group Chief Financial Officer. Mr. Parameswaran joins Eros with over 23 years of experience in investment banking, advising clients in the global telecommunications, media and technology sector, including on mergers and acquisitions and public, private equity and debt financings. Mr. Parameswaran most recently served as the Global Head of Media and Telecommunications Investment Banking at Jefferies LLC. Prior to Jefferies, he was the Americas Head of Media & Telecom at Deutsche Bank and also previously worked at both Goldman Sachs and Salomon Brothers. Mr. Parameswaran graduated from Columbia University and received an MBA from Columbia Business School. Mr. Parameswaran joined us in June 2015.

Mr. Mark Carbeck is our Chief Corporate & Strategy Officer, with management responsibility for Investor Relations, Group M&A and Corporate Finance.  Mr. Carbeck was formerly a Director in Citigroup’s Investment Banking Division in London, having joined the firm in New York in 1997.  Most recently Mr. Carbeck led the European Media investment banking coverage efforts at Citigroup and has deep media industry knowledge and strong relationships with major United Kingdom and international media companies. Mr. Carbeck graduated from the University of Chicago in 1994 with a Bachelor’s degree in History. Mr. Carbeck joined us in April 2014.

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

Mr. Ken Naz is our President of U.S. – Film Distributions. Mr. Naz has over 30 years of experience in media and entertainment. In the early 1970s, Mr. Naz worked in the Indian film distribution and exhibition business in Canada. He obtained his business education at a Toronto University before joining Cineplex Odeon Cinemas in the business development department and later serving as head of operations of “A Theater Near You.” Mr. Naz joined us in 1997 and was instrumental in setting up our U.S. office to service markets in the United States, Canada and other parts of North and South America.

B. Compensation

Compensation of senior executive directors officers and directors is determined by the Remuneration Committee of our Board of Directors. The Remuneration Committee reviews the performance of our directors and each of our executive officers and sets the scale and structure of their compensation. Where required, the Remuneration Committee engages the services of external companies for the purposes of benchmarking of executive remuneration or such other remuneration related matter. As part of its role of overseeing the scale and structure of the compensation paid to our executive officers, the Remuneration Committee approves their service agreements with our subsidiaries and any bonus paid by our subsidiaries to such officers. The current members of the Remuneration Committee are two of our non-executive directors, Naresh Chandra and Dilip Thakkar.

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

The Remuneration Committee reviews these three compensation components in light of individual performance of the executive officers, external market data and reports provided by outside experts or advisors. For information about service contracts entered into by us, or our subsidiaries, and certain of our executives, see “Part I — Item 6. Directors, Senior Management and Employees — C. Board Practices.”

The compensation of our non-executive directors is set by our board of directors as a whole, after consulting with outside experts or advisors.

The following tables and footnotes show the remuneration of each of our directors for fiscal 2015:

	Year ended March 31,
	2015 Salary	2015 Director Fees	2015 Benefits(1)	2015 Total	2014 Total
	(in thousands)
Kishore Lulla	$1,189	$—	$4	$1,193	$1,336
Jyoti Deshpande	698	—	—	698	641
Vijay Ahuja	399	—	—	399	440
Sunil Lulla(2)	576	—	60	636	925
Naresh Chandra	—	192	—	192	254
DilipThakkar	—	97	—	97	88
Michael Kirkwood(3)	—	67	—	67	99
Greg Coote(4)	—	—	—	—	38
David Maisel(5)	—	35	—	35	—
Rishika Lulla Singh(5)	108	—	—	108	—
Rajeev Misra(6)	—	—	—	—	—
Total	$2,970	$391	$64	$3,425	$3,821

(1)	Health insurance, except for Sunil Lulla (see Note (2) below).
(2)	Sunil Lulla’s fiscal 2015 compensation consisted of the following (Indian Rupees translated to U.S. dollars at a rate of INR 60.6 per $1.00):

Particulars	Sunil Lulla INR	Sunil Lulla USD
Basic salary	12,000,000	$198,072
Incentive compensation	5,324,000	87,878
Reimbursements car/entertainment etc.	2,439,600	40,268
Medical reimbursement	15,000	248
Special pay	15,129,000	249,720
Company rent accommodation	3,600,000	59,422
Director’s fees	—	—
Total India	38,507,600	$635,608
Eros International Plc directors fee	—	—
Total salary	38,507,600	$635,608

(3)	Michael Kirkwood ceased being a Director on December 1, 2014.
(4)	Greg Coote passed away while in office in June 2014.
(5)	David Maisel and Rishika Lulla Singh were appointed as Directors on November 12, 2014.
(6)	Rajeev Misra was appointed as a Director on December 1, 2014.

The total compensation paid to our executive officers in fiscal 2015 was $15.8 million (2014: $20.6 million).

The following table and footnotes show the cost recognized in fiscal 2015 in respect to all outstanding plans and by grant of shares, which are all equity settled instruments, to our directors is as follows:

	September 18, 2013	June 5, 2014	Option 2014	IPO India Plan	JSOP	Total
	(in thousands)
Kishore Lulla	$—	$1,676	$—	$—	—	$1,676
Jyoti Deshpande	8,758	1,117	—	162	—	10,037
Sunil Lulla	—	1,241	—	—	—	1,241
Dilip Thakkar	—	186	—	—	—	186
Naresh Chandra	—	186	—	—	—	186
Michael Kirkwood	—	186	—	—	—	186
David Maisel	—	—	554	—	—	554
Rishika Lulla Singh	—	591	—	—	590	1,181
Rajeev Misra	—	—	—	—	—	—
Total	$8,758	$5,183	$554	$162	590	$15,247

The awards made in fiscal 2015 comprised of share and option awards. On June 5, 2014, the Board of Directors approved a grant of 375,000 ‘A’ Ordinary share awards with a fair market value of $14.95 per option, to certain executive directors. These awards vest subject to certain share price conditions being met on or before May 31, 2015 and the directors remaining in service until May 31, 2015. After meeting the share price condition, the shares were issued on December 1, 2014, subject to the condition that the directors remained in service until May 31, 2015. None of the awards were forfeited during the period.

Number of shares
Kishore Lulla	135,000
Sunil Lulla	100,000
Jyoti Deshpande	90,000
Rishika Lulla Singh	50,000

On September 9, 2014, 36,000 ‘A’ ordinary shares were issued at $15.97 per share.

Number of shares
Dilip Thakkar	12,000
Naresh Chandra	12,000
Michael Kirkwood	12,000

The details of the remaining awards in the year to directors are shown in the following table:

Name	Plan	Date of Grant	Number of shares Granted for Fiscal 2015	Grant Date Fair Value ($)	Expiration Date
David Maisel	Other share option awards	29-Apr-14	324,537	$6.37	13-Feb-20
Rishika Singh Lulla	JSOP Plan	22-Aug-14	242,035	$4.13	22-Aug-24

Eros India Incentive Compensation

Pursuant to a resolution of its board of directors dated November 11, 2011 and a resolution of its shareholders dated December 29, 2011, Eros India approved payment of an incentive bonus to Kishore Lulla and Sunil Lulla for services to Eros India of up to 1% of the net profits of Eros India in accordance with applicable India law. Any such incentive bonus shall be payable only as determined by the Board of Directors of Eros India from time to time. Kishore Lulla was eligible for this incentive bonus for a period of three years, until October 31, 2014. Sunil Lulla is eligible for this incentive bonus for the remainder of his tenure in office. The Remuneration Committee will take into account any of these incentive bonuses paid to Kishore Lulla or Sunil Lulla when making compensation determinations for each of them.

Share-Based Compensation Plans

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Year ended March 31
	2015	2014	2013
	(in thousands)
IPO India Plan	$869	$499	$703
JSOP Plan	1,603	1,075	—
Option award scheme 2012	1,824	—	—
2014 Share Plan	264	—	—
2015 Share Plan	60	—	—
Other share option awards	554	—	—
Management scheme (staff share grant)	16,741	16,847	1,185
	$21,915	$18,421	$1,888

Joint Stock Ownership Plan

In April 2012, the Company established a controlled trust called the Eros International Plc Employee Benefit Trust (“JSOP Trust”). The JSOP Trust purchased 2,000,164 shares of the Company out of funds borrowed from the Company and repayable on demand. The Company’s Board, Nomination and Remuneration Committee recommends to the JSOP Trust certain employees, officers and key management personnel, to whom the JSOP Trust will be required to grant shares from its holdings at nominal price. Such shares are then held by the JSOP Trust and the scheme is referred to as the “JSOP Plan.” The shares held by the JSOP Trust are reported as a reduction in stockholders’ equity and termed as ‘JSOP reserves.’

The movement in the shares held by the JSOP Trust is given below:

	Year ended March 31
	2015	2014	2013
	(in thousands)
Shares held at the beginning of the period	2,000,164	2,000,164	2,000,164
Shares granted to employees	(80,704)	—	—
Shares held at the end of the period	1,919,460	2,000,164	2,000,164

Employee Stock Option Plans

A summary of the general terms of grants under stock option plans and stock awards are as follows:

Range of exercise prices
IPO India Plan	INR 10 – 161
IPO Plan – June 2006	GBP 5.28
JSOP Plan	$ 11.00 - 15.34
Option award scheme 2012	$ 11.00
2014 Share Plan	$ 14.97 - 18.50
2015 Share Plan	$ 14.97 - 19.17
Other share option awards	$ 18.88

Employees covered under the stock option plans are granted an option to purchase shares of the Company at the respective exercise prices, subject to requirement of vesting conditions (generally service conditions). These options generally vest in tranches over a period of three to five years from the date of grant. Upon vesting, the employees can acquire one share for every option. The maximum contractual term for these stock option plans ranges between seven to ten years.

The activity in these stock option plans is summarized below:

		Year ended March 31
		2015			2014			2013
	Name of Plan	Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	IPO India Plan	1,397,682	INR	120	1,176,568	INR	112	811,861	INR	152
Granted		691,961		10	300,000		150	571,160		74
Exercised		(534,084)		153	(51,850)		98	(184,483)		161
Forfeited and lapsed		(118,159)		147	(27,036)		175	(21,970)		116
Outstanding at the end of the year		1,437,400		52	1,397,682		120	1,176,568		112
Exercisable at the end of the year		413,337	INR	82	646,474	INR	136	312,687	INR	102

Outstanding at the beginning of the year	IPO Plan June 2006	62,438	GBP	5.28	62,438	GBP	5.28	62,438	GBP	5.28
Granted		—		—	—		—	—		—
Exercised		—		—	—		—	—		—
Forfeited and lapsed		—		—	—		—	—		—
Outstanding at the end of the year		62,438	GBP	5.28	62,438	GBP	5.28	62,438	GBP	5.28
Exercisable at the end of the year		62,438	GBP	5.28	62,438	GBP	5.28	62,438	GBP	5.28

Outstanding at the beginning of the year	JSOP Plan	2,000,164		$11.00	2,000,164		$11.00	2,000,164		$11.00
Granted		242,035		15.34	—		—	—		—
Exercised		(80,704)		11.00	—		—	—		—
Forfeited and lapsed		(437,838)		11.00	—		—	—		—
Outstanding at the end of the year		1,723,657		$11.60	2,000,164		$11.00	2,000,164		$11.00
Exercisable at the end of the year		196,642		$11.00	—		—	—		—

Outstanding at the beginning of the year	Option award scheme 2012	—		—	—		—	—		—
Granted		807,648		$11.00	—		—	—		—
Exercised		133,603		11.00	—		—	—		—
Forfeited and lapsed		—		—	—		—	—		—
Outstanding at the end of the year		674,045		$11.00	—		—	—		—
Exercisable at the end of the year		—		—	—		—	—		—

Outstanding at the beginning of the year	2014 Share Plan	—		—	—		—	—		—
Granted		230,000		$16.27	—		—	—		—
Exercised		—		—	—		—	—		—
Forfeited and lapsed		—		—	—		—	—		—
Outstanding at the end of the year		230,000		$16.27	—		—	—		—
Exercisable at the end of the year		—		—	—		—	—		—

Outstanding at the beginning of the year	2015 Share Plan	—		—	—		—	—		—
Granted		200,000		$17.46	—		—	—		—
Exercised		—		—	—		—	—		—
Forfeited and lapsed		—		—	—		—	—		—
Outstanding at the end of the year		200,000		$17.46	—		—	—		—
Exercisable at the end of the year		—		—	—		—	—		—

Outstanding at the beginning of the year	Other share option awards	—		—	—		—	—		—
Granted		500,000		$18.88	—		—	—		—
Exercised		—		—	—		—	—		—
Forfeited and lapsed		—		—	—		—	—		—
Outstanding at the end of the year		500,000		$18.88	—		—	—		—
Exercisable at the end of the year		—		—	—		—	—		—

	Year ended March 31
	2015			2014			2013
Name of Plan	Weighted average remaining life (Years)	Weighted average exercise price		Weighted average remaining life (Years)	Weighted average exercise price		Weighted average remaining life (Years)	Weighted average exercise price
IPO India Plan	2.90	INR	52	2.63	INR	120	3.36	INR	109
IPO Plan June 2006	1.00	GBP	5.28	2.00	GBP	5.28	3.00	GBP	5.28
JSOP Plan	7.30		$11.60	8.00		$11.00	9.00		$11.00
Option award scheme 2012	5.50		$11.00	—		—	—		—
2014 Share Plan	6.47		$16.27	—		—	—		—
2015 Share Plan	6.49		$17.46	—		—	—		—
Other share option awards	5.00		$17.98	—		—	—		—

The following table summarizes information about inputs to the fair valuation model for options granted during the year:

	IPO India Plan	JSOP(4)	2012 Option award scheme	2014 Share plan	2015 Share plan	Other share option awards
Expected volatility(1)(2)	25% - 75%	37%	37%	37% - 40%	40%	37%
Option life (Years)	5.00 - 7.00	4.00	2.75	2.50 - 5.50	4.00 - 10.00	5.00
Dividend yield	0%	0%	0%	0%	0%	0%
Risk free rate	7.74% - 8.50%	0.18% - 3.33%	0.28% - 1.04%	0.27% - 1.70%	0.44% - 1.65%	1.00% - 1.46%
Average fair value of the granted options at the grant date(3)	INR 284 - 380	$4.53	$4.98 - 5.43	$2.94 - 6.59	$3.61 - 6.21	$6.37

(1)	The expected volatility in respect of the IPO India Plan is based on the Company’s historic volatility.
(2)	The expected volatility of all other options is based on the historic share price volatility over time periods comparable to the time from the grant date to the maturity dates of the options.
(3)	The fair value of options under the JSOP Plan was measured using a Monte-Carlo simulation models. Fair value of options granted under all other schemes is measured using a Black Scholes model.
(4)	Options under the JSOP Plan are subject to service and performance conditions as set out in the JSOP deed

Management Scheme (staff share grant)

On September 10, 2014, 36,000 ‘A’ ordinary shares were issued to certain independent directors at $15.97 per share based on the closing market price on such date, which vested on June 5, 2014.

On October 21, 2014, 116,730 ‘A’ ordinary shares were issued to certain employees at $17.07 per share based on the closing market price on such date. These shares are restricted and vest over a period of three years on a pro-rata basis.

Effective November 30, 2014, the Company entered into an employment exit agreement with an employee pursuant to which the Board approved a grant of 18,600 ‘A’ ordinary share awards. The shares were issued subsequently on January 16, 2015 at $21.53 per share, the closing price at the effective date of the settlement agreement.

On June 5, 2014, 525,000 ‘A’ ordinary share awards were granted to certain executive directors and members of senior management at $14.95 per share based on the closing market price on such date. These share awards vest subject to certain share price conditions being met on or before May 31, 2015 and the employee remaining in service until May 31, 2015. On December 1, 2014, 487,500 of the 525,000 restricted shares were issued. As at March 31, 2015, none of the remaining awards were forfeited.

On September 18, 2013, 5,029,935 ‘A’ ordinary shares were issued to our CEO and Managing Director at $4.02 per share based on the closing market price on such date. These shares are restricted and vest over a period of three years on a pro-rata basis.

C. Board Practices

All directors hold office until the expiration of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:

•	Class I, whose term will expire at the annual general meeting to be held in fiscal 2018;
•	Class II, whose term will expire at the annual general meeting to be held in fiscal 2016; and
•	Class III, whose term will expire at the annual general meeting to be held in fiscal 2017.

Our directors for fiscal 2015 are classified as follows:

•	Class I: Kishore Lulla, Naresh Chandra and David Maisel;
•	Class II: Jyoti Deshpande, Vijay Ahuja and Rajeev Misra; and
•	Class III: Sunil Lulla, Dilip Thakkar and Rishika Lulla Singh.

Governance Standards

We are subject to NYSE listing standards. However, as a foreign private issuer, we will be exempt from complying with certain corporate governance requirements of the NYSE applicable to a U.S. issuer. Under NYSE rules applicable to us, we only need to:

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

We are currently in compliance with the current applicable NYSE corporate governance requirements for foreign private issuers.

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

Mrs. Rishika Lulla Singh, our director, has entered into a service agreement on July 3, 2015 with Eros Digital FZ LLC, pursuant to which she serves as the Chief Executive Officer and an executive director of Eros Digital FZ LLC which provides her with an annual salary of $148,456. The employment agreement is for a term of three years and is terminable by either party by giving 12 months written notice. Mrs. Lulla Singh is also entitled to a 3% stake in Eros Digital FZ LLC at $272.29 per share as part of her employment agreement, these shares are restricted, but will cease to be so in three equal tranches from July 2016. Mrs Lulla Singh also receives a salary in the United Kingdom for her duties under a separate contract.

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

It was resolved at a board meeting held on June 5, 2014 that Dilip Thakkar and Naresh Chandra both be entitled to annual fees of $89,075 with retrospective effect from fiscal 2014.

Mr. David Maisel, our director, has entered into a service agreement with us, pursuant to which he serves as a non-executive director, which provides him with an annual fee of $89,075. The service agreement is terminable by either party with 30 days written notice. The service agreement is for a term of five years and three months from November 2014. Mr. Maisel was granted options to purchase up to 500,000 A ordinary shares at $18.88 as part of his service agreement, such options vest in five equal tranches commencing in November 2015. There are certain conditions under which, if the agreement is terminated before the relevant vesting date, the unvested options lapse.

Mr. Rajeev Misra, our director, has entered into a service agreement with us on June 17, 2015, pursuant to which he serves as a non-executive director. The service agreement is terminable by either party with 30 days written notice. The service agreement is for a term of five years and three months from December 1, 2014. Mr. Misra was granted options to purchase up to 500,000 A ordinary shares at $18.00 as part of his service agreement, such options vest in five equal tranches commencing June 2015. There are certain conditions under which, if the agreement is terminated before the relevant vesting date, the unvested options lapse.

Mr. Prem Parameswaran, our Group Chief Financial Officer and President North America, has entered into a employment agreement with us on May 26, 2015 which provides him with an annual salary of $450,000. The employment agreement is for a term of three years and is terminable by either party by giving 12 months written notice. Mr. Parameswaran is also entitled to 300,000 A ordinary shares at $0.45 per share as part of his employment agreement, these shares are restricted, but will cease to be so in three equal tranches from May 2016. Mr Parameswaran was also granted options to purchase up to 300,000 A ordinary shares at $18.30 as part of his employment agreement, such options vest in three equal annual tranches commencing in June 2016.

Mr. Pranab Kapadia, our President of Europe and Africa Operations, entered into a service agreement with Eros International Limited to provide services to us and certain of our subsidiaries. The service agreement is terminable by either party with three months’ written notice. Eros International Ltd may terminate the agreement immediately in certain circumstances, including upon certain types of misconduct or upon paying the executive an amount equivalent to his basic salary for a three month period. Mr. Kapadia receives a basic gross annual salary and is entitled to participate in any current bonus scheme applicable to his position. The agreement contains a confidentiality provision and non-competition and non-solicitation provisions that restrict him for a period of twelve months following termination.

Board Committees

We currently have an Audit Committee, Remuneration Committee and Nomination Committee, whose responsibilities are summarized below. We believe that the composition of these committees meet the criteria for independence under, and the functioning of these committees comply with the requirements of, the SOX Act, the rules of the NYSE and the SEC rules and regulations applicable to us.

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

The current members of our Audit Committee are Messrs. Thakkar (Chair) and Chandra . The Audit Committee met six times during fiscal 2015. Our board of directors has determined that each of the members of our Audit Committee is independent.

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

The current members of our Remuneration Committee are Messrs. Chandra (Chair) and Thakkar. The Remuneration Committee met four times during fiscal 2015. Our board of directors has determined that each of the members of our Remuneration Committee is independent.

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

The current members of our Nomination Committee are Messrs. Chandra (Chair) and Thakkar. The Nomination Committee is an ad hoc committee and met three times during fiscal 2015. Our board of directors has determined that each of the members of our Nomination Committee is independent.

D. Employees

As of March 31, 2015, we had 304 employees, with 236 employed by Eros India and based in India, 21 by Ayngaran and its subsidiaries and based in India and the United Kingdom, and the remainder employed by our international subsidiaries. All are full time employees. Our employees are not unionized. We believe that our employee relations are good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as at June 30, 2015 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as at June 30, 2015 are based on an aggregate of 57,537,708 ordinary shares outstanding as at that date.

	Number of A Ordinary Shares Beneficially Owned		Number of B Ordinary Shares Beneficially Owned
Directors	Number of Shares of A	Percent of Class	Number of Shares of B	Percent of Class
Executive Officers
Kishore Lulla(1)	1,305,505	4.1%	25,555,220	100.0%
Jyoti Deshpande(2)	2,029,611	6.4%	—	—
Vijay Ahuja(3)	—	—	24,793,987	97.0%
Sunil Lulla	*	*	—	—
Dilip Thakkar	*	*	—	—
Naresh Chandra	*	*	—	—
Michael Kirkwood(4)	*	*	—	—
Greg Coote(5)	—	—	—	—
David Maisel(6)	—	—	—	—
Rishika Lulla Singh(6)	*	*	—	—
Rajeev Misra(7)	1,068,449	3.3%	—	—
Executive Officers
Kishore Lulla(1)	1,305,505	4.1%	25,555,220	100.0%
Jyoti Deshpande(2)	2,029,611	6.4%	—	—
Vijay Ahuja(3)	—	—	24,793,987	97.0%
Sunil Lulla	*	*	—	—
Rishika Lulla Singh	*	*	—	—
Prem Paramsewaran(8)	—	—	—	—
Mark Carbeck	—	—	—	—
Pranab Kapadia	—	—	—	—
Surender Sadhwani	*	*	—	—
Ken Naz	—	—	—	—
All directors and executive officers as a group (14 persons)	4,942,670	15.5%	25,555,220	100.0%

*	Represents less than 1%.
(1)	Kishore Lulla’s interest in certain of his shares is by virtue of his holding ownership interest in and being a potential beneficiary of discretionary trusts that hold our shares and serving as trustee of the Eros Foundation, a U.K. registered charity that holds our shares.
(2)	Jyoti Deshpande’s interest in certain of her shares is by virtue of her prior existing shareholding vested options received as compensation and the 1,676,645 of our shares which she was issued on September 18, 2013 under her employment agreement.
(3)	Vijay Ahuja’s interest in shares is by virtue of his being a potential beneficiary of discretionary trusts that hold our shares.
77

(4)	Michael Kirkwood ceased being a Director on December 1, 2014.
(5)	Greg Coote passed away whilst in office in June 2014.
(6)	David Maisel and Rishika Lulla Singh were appointed as Directors on November 12, 2014.
(7)	Rajeev Misra was appointed as a Director on December 1, 2014.
(8)	Andrew Heffernan is Group Chief Financial Officer of the Company at the time of filing of this document, however he has served notice to resign from this position in June 2015 and will be succeeded by Prem Parameswaran.

Kishore Lulla and Vijay Ahuja, by virtue of their holdings of B ordinary shares have different voting rights to the other Directors. Each A ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, and each B ordinary share is entitled to ten votes. In order to vote at any meeting of shareholders, a holder of B ordinary shares will first be required to certify that it is a permitted holder as defined in our articles.

Options to purchase ‘A’ ordinary from the Company are granted from time to time to directors, officers and employees of the Company on terms and conditions acceptable to the Board of Directors.

The following table provides the JSOP Plan details with respect to the directors and officers

Name	Number of ‘A’ ordinary Shares under JSOP	Date of Grant	Exercise Price ($USD)	Expiration Date
Rishika Lulla Singh	141,864 242,034	April 2012 August 2014	$11.00 $15.34	April 2018 August 2024
Pranab Kapadia	132,013	April 2012	$11.00	April 2018
Andrew Heffernan(1)	682,638	April 2012	$11.00	April 2018

The following table provides option details with respect to the directors and officers.

Name	Number of ‘A’ ordinary Shares under JSOP	Date of Grant	Exercise Price ($USD)	Expiration Date
Surender Sadhwani	674,045	September 2014	$11.00	June 2017
David Maisel	500,000	February 2015	$18.88	February 2020
Andrew Heffernan(1)	20,813	June 2006	GBP 5.28	July 2015
Ken Naz	20,813	June 2006	GBP 5.28	July 2015
Mark Carbeck	70,000	February 2015	$14.97	March 2025
Jyoti Deshpande(2)	20,813	June 2006	GBP 5.28	July 2015

(1)	Andrew Heffernan served notice to resign as an officer of the Company in June 2015.
(2)	In addition Jyoti Deshpande also has 571,160 share options in Eros International Media Limited by virtue of the IPO India Plan. The option was granted in July 2012 and expires in December 2019 and the exercise price is INR 75.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and accompanying footnotes provide information regarding the beneficial ownership of our ordinary shares as of June 30, 2015 with respect to each person or group who beneficially owned 5% or more of our issued ordinary shares.

Beneficial ownership, which is determined in accordance with the rules and regulations of the SEC, means the sole or shared power to vote or direct the voting or dispose or direct the disposition of our ordinary shares. The number of our ordinary shares beneficially owned by a person includes ordinary shares issuable with respect to options or similar convertible securities held by that person that are exercisable or convertible within 60 days of June 30, 2015.

The number of shares and percentage beneficial ownership of A ordinary shares below is based on 57,537,708 issued ordinary shares as of June 30, 2015.

Except as otherwise indicated in the footnotes to the table, shares are owned directly or indirectly with sole voting and investment power, subject to applicable marital property laws.

	Number of A Ordinary Shares Beneficially Owned		Number of B Ordinary Shares Beneficially Owned
Major shareholders	Number of A Shares	Percent of Class	Number of B Shares	Percent of Class
Kishore Lulla(1)	1,305,505	4.1%	25,555,220	100.0%
Vijay Ahuja(2)	—	—	24,793,987	97.0%
Beech Investments(3)	—	—	24,793,987	97.0%
Capital Research Global Investors	3,174,740	10.0%	—	—
Fullerton Investments	3,000,000	9.4%	—	—
Jyoti Deshpande	2,029,611	6.4%	—	—
TIAA-CREF Investment Management, LLC	2,003,477	6.3%	—	—
Paradice Investment Management LLC	1,889,350	5.9%	—	—

(1)	Kishore Lulla’s interest in certain of his shares is by virtue of his holding ownership interest in and being a potential beneficiary of discretionary trusts that hold our shares and serving as trustee of the Eros Foundation, a U.K. registered charity that holds our shares.
(2)	Vijay Ahuja’s interests in shares are by virtue of being potential beneficiaries of discretionary trusts that hold our shares.
(3)	Beech Investments Limited, c/o SG Hambros Trust Company (Channel Islands) Limited, 18 Esplanade, St Helier, Jersey, JE4 8RT. Beech Investments, a company incorporated in the Isle of Man, is owned by discretionary trusts that include Eros founder Arjan Lulla and Eros directors Kishore Lulla and Vijay Ahuja as beneficiaries. The shares currently held by Beech Investments Limited are being held as B ordinary shares, but will convert into A ordinary shares (pursuant to Section 22.1 of the Articles of Association) upon being transferred to a person who is not a Permitted Holder (as defined in Section 22.1 of the Articles of Association).

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

•	Prior to our listing on the NYSE on November 18, 2013 the interests of all our major shareholders were in ordinary GBP 0.10 shares.
•	Jyoti Deshpande’s interest in certain of her shares is by virtue of her prior existing shareholding vested options received as compensation and the 1,676,645 shares she was issued on September 18, 2013 under her employment agreement. Mrs Deshpande also sold 300,000 shares in July 2014 as part of our follow on equity offering.
•	Capital Research Global Investors reported its percentage ownership of our ordinary shares to be 10.5% (based on the then number of our ordinary shares reported as outstanding at that time) in a Schedule 13G/A filed with the Commission on February 13, 2015.
79

•	Paradice Investment Management LLC reported its percentage ownership of our ordinary shares to be 6.10% (based on the then number of our ordinary shares reported as outstanding at that time) in a Schedule 13G filed with the Commission on February 9, 2015.
•	TIAA-CREF Investment Management, LLC reported its percentage ownership of our ordinary shares to be 5.07% (based on the then number of our ordinary shares reported as outstanding at that time) in a Schedule 13G filed with the Commission on February 12, 2015.
•	Fullerton Fund Management Company Ltd reported its percentage ownership of our ordinary shares to be 9.94% (based on the then number of our ordinary shares reported as outstanding at that time) in a Schedule 13G/A filed with the Commission on February 17, 2015.

Kishore Lulla and Beech Investments Limited, by virtue of their holdings of B class shares have different voting rights to the other major shareholders. Each A ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, and each B ordinary share is entitled to ten votes. In order to vote at any meeting of shareholders, a holder of B ordinary shares will first be required to certify that it is a permitted holder as defined in our articles.

As of March 31, 2015, approximately 29,161,488 of our A ordinary shares, representing 51% of our outstanding A ordinary shares, were held by a total of 5 record holders with addresses in the United States. Computershare, N.A., the depositary, has advised us that, as of March 31, 2015, approximately 50.8% of our total outstanding ordinary shares in the form of 29,156,344 A ordinary shares, were held of record by DTC, the Depository Trust Company, under the nominee name of Cede & Co., on behalf of DTC participants. The number of beneficial owners of our A ordinary shares in the United States is likely to be much larger than the number of record holders of our A ordinary shares in the United States.

B. Related Party Transactions

The following is a description of transactions since April 1, 2012 to which we have been a party, in which the amount involved in the transaction exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our issued share capital had or will have a direct or indirect material interest.

Family Relationships

Mr. Kishore Lulla, our director and Chairman, is the brother of Mr. Sunil Lulla, and father of Mrs. Rishika Lulla Singh, each of whom are directors, and a cousin of Mr. Vijay Ahuja, our director and Vice Chairman, and of Mr. Surender Sadhwani, our President of Middle East Operations. Mr. Sunil Lulla is the brother of Mr. Kishore Lulla, uncle to Mrs. Lulla Singh, and a cousin of Mr. Ahuja and Mr. Sadhwani. Mr. Ahuja is a cousin of Mr. Kishore Lulla and Mr. Sunil Lulla. Mrs Lulla Singh is the daughter of Mr Kishore Lulla and niece of Mr Sunil Lulla. Mr. Sadhwani is a cousin of Mr. Kishore Lulla and Mr. Sunil Lulla. Mr. Arjan Lulla, our founder, the father of Mr. Kishore Lulla and Mr. Sunil Lulla, grandfather of Mrs. Lulla Singh, uncle of Mr. Ahuja and Mr. Sadhwani and an employee of Redbridge Group Ltd., is the Honorary President of Eros and a director of our subsidiary Eros Worldwide. Mrs. Manjula Lulla, the wife of Mr. Kishore Lulla, respectively, is an employee of our subsidiary. Krishika Lulla is the wife of Sunil Lulla and an employee of Eros India.

Leases

Pursuant to a lease agreement that expires on March 31, 2016, Eros India leases apartments for studio use 2,750 square feet of real property at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Manjula K. Lulla, the wife of Kishore Lulla. Beginning in August 2010, the lease requires Eros India to pay $5,000 each month under this lease. Pursuant to a lease that expires in September 30, 2015, Eros India leases for use as executive accommodations the property Aumkar Bungalow, Gandhi Gram Road, Juhu, Mumbai, from Sunil Lulla.

Pursuant to a lease agreement that expires on January 4, 2020, Eros India leases corporate office at Supreme Chambers, 5th Floor, Andheri (W), Mumbai from Kishore and Sunil Lulla. Beginning January 2015, the lease requires Eros India to pay $65,000 each month under this lease.

Pursuant to a lease agreement that expired on March 31, 2015, the Group leased for U.S. corporate offices, the real property at 550 County Avenue, Secaucus, New Jersey, from 550 County Avenue Property Corp, a Delaware corporation owned by Beech Investments and of which our President of Americas Operations Ken Naz serves as a director. The lease commenced on April 1, 2010, and required the Group to pay $11,000 each month. The lease was renewed on April 1, 2015 for a further five years on the same terms.

Pursuant to a lease agreement that expires in March 2018, including renewal periods, the Group leases for U.K. corporate offices, the real property at 13 Manchester Square, London from Linecross Limited, a U.K. company owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary. The current lease commenced on November 19, 2009 and requires us to pay $153,000 each quarter.

Honorary Appointment of Mr. Arjan Lulla

Pursuant to an agreement the Group entered into with Redbridge Group Ltd. on June 27, 2006, the Group agreed to pay an annual fee set each year by its board of directors of $325,000, $339,000 and $322,000 in the year ended March 31, 2015, the year ended March 31, 2014 and the year ended March 2013 respectively, for the services of Arjan Lulla, the father of Kishore Lulla and Sunil Lulla, grandfather of Rishika Lulla Singh, uncle of Vijay Ahuja and Surender Sadhwani and an employee of Redbridge Group Ltd. The agreement makes Arjan Lulla honorary life president and provides for services including attendance at board meetings, entrepreneurial leadership and assistance in setting the Group’s strategy. Redbridge Group Ltd. is an entity owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary.

Lulla Family Transactions

The Group has engaged in transactions with NextGen Films Pvt. Ltd., an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla and aunt of Mrs. Lulla Singh, each of which involved the purchase and sale of film rights. In the year ended March 31, 2015 NextGen Films Pvt. Ltd. sold film rights $23,550,000 (2014: $22,205,000, 2013: $23,613,000) to the Group, and purchased film rights, including production services, of $275,000 (2014: $3,923,000 and 2013: $3,859,000).

The Group also engaged in transactions with Everest Entertainment Pvt. Ltd. entity owned by the brother of Manjula K. Lulla, wife of Kishore Lulla and mother of Mrs. Lulla Singh, each of which involved the purchase and sale of film rights. In March 31, 2015, Everest Entertainment Pvt. Ltd. sold film rights of $408,000 (2014: $18,000 and 2013: $16,000) to the Group, and did not purchase any film rights from the Group in years ended March 31, 2015, 2014 and 2013.

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

Under the 2009 Relationship Agreement, the Eros India Group also assigns to Eros Worldwide all non-film music publishing rights. The non-film music publishing rights are the exclusive right to exploit, outside of the territories of India, Nepal and Bhutan, music compositions and performances held by the Eros India Group, other than such music publishing rights related to an Indian film (other than a Tamil film). Eros Worldwide is entitled to assign its non-film music publishing rights to us and the other entities within the Eros International Group. For such non-film music publishing rights, Eros Worldwide agrees to pay the Eros India Group 75% of the gross proceeds received related to such non-film music publishing rights, after certain amounts are retained by Eros International Group. Eros Worldwide is also required to reimburse the Eros India Group for 130% of certain pre-approved distribution expenses in connection with such non-film music publishing rights. No share of gross proceeds is payable by the Eros International Group to the Eros India Group until the Eros International Group has received and retained 100% of its distribution expenses incurred in connection with such non-film music publishing rights or for which Eros Worldwide has provided reimbursement to the Eros India Group. The initial term of the 2009 Relationship Agreement expired in December 2014.

Upon expiration, the agreement provides that it will be automatically renewed for successive two year terms unless terminated by any party by 90 days’ written notice on or before commencement of any renewal term. The relationship agreement was accordingly extended for a further period of two years on February 13, 2014.

Eros Foundation

On October 6, 2011, we issued 250,000 A ordinary shares to the Eros Foundation, a U.K. registered charity, for no consideration. Such shares were granted by our Remuneration Committee to Mr. Kishore Lulla as compensation, each of whom directed the issuance of such shares to the Eros Foundation. Mr. Kishore Lulla and his wife, Mrs. Manjula K. Lulla, are trustees, but not beneficiaries, of the foundation.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see “Part III — Item 18. Financial Statements” for a list of the financial statements filed as part of this Annual Report on Form 20-F.

B. Significant Changes

On June 9, 2014, our subsidiary undertaking Eros International Media Limited (“EIML”) executed a binding term sheet to acquire a controlling stake in Universal Power Systems Private Limited (“Techzone”), a company involved in mobile value added services that has a billing integration in place with major telecom operators in India. EIML has made an advance of $2.5 million to Techzone ahead of completion of transaction to provide working capital. Subsequently, EIML entered into a share purchase agreement dated February 24, 2015 with Techzone and its promoters to acquire the entire shareholding of Techzone from its promoters (“Transaction”). The Transaction will conclude upon receipt of applicable regulatory approvals and fulfillment of other closing conditions listed in the Share Purchase Agreement. As at the authorization date of this annual report, EIML is awaiting applicable regulatory approval before the Transaction can be concluded.

Other than this transaction, there are no additional significant subsequent events following the close of the last fiscal year up to the date of this annual report that are known to us and require disclosure for which disclosure was not made in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The high and low last reported sale prices for our shares for the periods indicated are as shown below. We note that the periods are split between when Eros International was listed on the Alternative Investment Market (“AIM”) and when it was listed on the New York Stock Exchange (“NYSE”) on November 13, 2013. With respect to the trading prices on AIM, the prices are adjusted to reflect the one-for-three reverse stock split, which occurred on November 18, 2013, and a translation from British Pound Sterling to U.S. dollars based on the prevailing exchange rate between the British Pound Sterling and the U.S. dollar at the time of the applicable trade. Amounts on the NYSE share price table below are for the period November 18, 2013 to May 31, 2015; and on the AIM share price table, for the period 1 April 2010 to November 18, 2013, only.

	Price per share on NYSE
	High	Low
Fiscal year:
2014	$16.07	$8.94
2015	$22.44	$13.65
Fiscal Quarter:
First quarter 2015	$16.73	$14.90
Second quarter 2015	$16.52	$13.65
Third quarter 2015	$22.44	$14.27
Fourth quarter 2015	$21.57	$15.77
Month:
April 2014	$16.97	$14.64
May 2014	$16.79	$14.70
June 2014	$16.34	$15.16
July 2014	$15.69	$14.12
August 2014	$16.32	$13.65
September 2014	$16.52	$14.61
October 2014	$18.49	$14.27
November 2014	$21.58	$18.32
December 2014	$22.44	$19.17
January 2015	$21.57	$18.76
February 2015	$20.10	$15.77
March 2015	$17.47	$16.27
April 2015	$18.64	$16.99
May 2015	$19.95	$16.29

	Price per share on AIM
	High	Low
Fiscal year:
2011	$13.37	$7.51
2012	$13.11	$9.54
2013	$15.02	$8.05
Fiscal Quarter:
First quarter 2013	$15.02	$8.50
Second quarter 2013	$11.53	$8.05
Third quarter 2013	$11.81	$8.90
Fourth quarter 2013	$12.16	$10.44
First quarter 2014	$11.36	$8.79
Second quarter 2014	$13.45	$9.06
Month:
October 2013	$11.05	$10.27
November 2013	$11.05	$10.27

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

At March 31, 2015, Eros International plc has authorized share capital of 57,778,113 A ordinary shares at a par value of GBP 0.30 per share, of which 31,982,488 is issued share capital, and authorized share capital of 25,555,220 B ordinary shares at a par value of GBP 0.30 per share, of which is entirely issued.

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

The following is a description of the material provisions of our articles of association, ordinary shares and certain provisions of Isle of Man law. This summary does not purport to be complete and is qualified in its entirety by reference to our Articles of Association, See “Part III - Item 19.

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

Further, dividend payments to us by our Indian subsidiaries are subject to withholding of dividend distribution tax in India, at an effective rate of 20.4%, including applicable cess (Indian education tax) and surcharge.

The Government of India has proposed three major reforms in Indian tax laws, namely the goods and services tax or GST, the direct taxes code or DTC, and the General Anti Avoidance Rules or GAAR. The Government of India has notified April 1, 2016 for the implementation of the GST in the country. As regards DTC, which sought to replace the Income Tax Act, 1961, the new government did not see any merit in implementation of the DTC, and had proposed to abandon the DTC, as most of its provisions were incorporated in the present Income Tax Act. However, news reports indicate that the Parliamentary Standing Committee on Finance has recently recommended retention of parts of the DTC and its implementation along with the implementation of GST regime.The GST would replace the indirect taxes on goods and services, such as central excise duty, service tax, customs duty, central sales tax, state value added tax, surcharge and excise, currently being collected by the central and state governments in India. The GAAR provisions introduced through the Finance Act, 2012, were to come into effect from April 1, 2016.

The government recently announced it will defer the implementation of GAAR by two years and has proposed to implement it prospectively from April 1, 2017. The GAAR provisions are intended to restrict “impermissible avoidance arrangements,” which would be any arrangement, the main purpose or one of the main purposes of which is to obtain a tax benefit and which satisfy at least one of the following tests: (i) creates rights, or obligations, not ordinarily created between persons dealing at arm’s-length; (ii) results, directly or indirectly, in misuse or abuse of provisions of the Income Tax Act, 1961; (iii) lacks, or is deemed to lack, commercial substance, in whole or in part; or (iv) is entered into or carried out by means, or in a manner, not ordinarily employed for bona fide purposes. If GAAR provisions are invoked, Indian tax authorities would have wide powers, including denial of tax benefit or a benefit under a tax treaty. As the taxation system is intended to undergo significant overhaul, its consequent effects on us cannot be determined at present and there can be no assurance that such effects would not adversely affect our business and future financial performance.

In the Union Budget, 2015, an increase in the rate of Service Tax from 12% to 14% was proposed and subsequently enacted with effect from June 1, 2015, pursuant to the Finance Act, 2015 (the “Act”), notified on May 14, 2015. The Act also has a provision levying Education Cess and Secondary and Higher Education Cess would also cease to have effect from same date (i.e.: June 1, 2015), as the same would be subsumed in the service tax rate of 14%. Certain other changes have also been notified to take effect from June 1, 2015. However, the date of giving effect to the provision relating to imposition of a Swachh Bharat cess on all or any taxable service will be done in due course. Swachh Bharat cess will be 2% or less. The Government will identify services and it will be applicable from the date of notification. Increase in service tax effective June 1, 2015 will have an impact on the business of the Company. Moreover, the Swachh Bharat cess, if applicable will have further impact of up to 2%.

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

The Company will be required to pay an annual return fee of £380 (US $565) per year.

Isle of Man probate

In the event of death of a sole, individual holder of the A ordinary shares, an Isle of Man probate fee or administration may be required, in respect of which certain fees will be payable to the Isle of Man government, subject to the fee. Currently the maximum fee, where the value of an estate exceeds £1,000,000 (US $1,485,000) is approximately £7,500 (US $11,000).

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

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. Our A ordinary shares are listed on the NYSE and we expect such shares to be considered readily tradable on an established securities market. However, even if the shares are readily tradable on an established securities market in the United States, we will not be treated as a qualified foreign corporation if we are a PFIC for the taxable year in which we pay a dividend or were a PFIC for the preceding taxable year. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. For this purpose, the minimum holding period requirement will not be met if a share has been held by a holder for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend, appropriately reduced by any period in which such holder is protected from risk of loss. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the availability of the reduced tax rate on dividends in light of your particular circumstances.

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

We entered into an interest rate swap contract in fiscal 2012 related to our borrowings with an interest cap with a notional value of $100 million. Two written floor contracts each with $100 million notional value were also entered into in fiscal 2012. The effect of these instruments, which are still valid, in combination is that the maximum cash outflow is 6% although the written floors mean that should market rates fall below the floor rate, then the interest charged would be twice the floor rate, although never exceeding 6%.

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

A uniform decrease of 10% in exchange rates against all foreign currencies in position as of March 31, 2015 would have decreased our net income by approximately $1.7 million. An equal and opposite impact would be experienced in the event of an increase by a similar percentage. Our sensitivity to foreign currency has increased during the year ended March 31, 2015 as a result of an increase in the percentage of liabilities denominated in foreign currency over the comparative period. As of March 31, 2015, 45% of our borrowings are denominated in foreign currency.

In management’s opinion, the sensitivity analysis is not representative of the inherent foreign exchange risk because the exposure at the end of the reporting period does not reflect the exposure during the year.

Equity Risk

We are exposed to market risk relating to changes in the market value of our investments, which we hold for purposes other than trading. We invest in equity instruments of private companies for operational and strategic business reasons. These securities are subject to significant fluctuations in fair market value due to volatility in the industries in which they operate. As at March 31, 2015, the aggregate value of all such equity investments was $29.9 million. For further discussion of our investments see Note 16 to our audited Consolidated Financial Statements appearing elsewhere in this Annual Report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depository Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

As required by Rules 13a-15(e) and 15d-15(e) under the Exchange Act, management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as at March 31, 2015, our disclosure controls and procedures were effective and provide a reasonable level of assurance.

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Internal control over financial reporting refers to a process designed by, or under the supervision of, our Group Chief Executive Officer and Group Chief Financial Officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our Board of Directors; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of internal control over financial reporting as at March 31, 2015, based on the criteria established in 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the above criteria, and as a result of this assessment, management concluded that, as at March 31, 2015, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal controls over financial reporting because the Jumpstart Our Business Startups Act provides an exemption from such requirement as we qualify as an emerging growth company.

In preparing the consolidated financial statements for our fiscal 2014 Annual Report, a significant deficiency in our internal control over financial control was identified regarding the accuracy of checks received pending deposit with banks. This was remedied immediately and not subsequently identified as a deficiency in fiscal 2015.  During the period covered by this report, with the exception of the changes to remedy our internal control over checks received pending deposit with banks, no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act), have occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee members are Messrs. Dilip Thakkar (Chairman) and Naresh Chandra. Each of Messrs. Thakkar and Chandra are an independent director pursuant to the applicable rules of the Commission and the NYSE. See “Part I — Item 6. Directors, Senior Management and Employees — A. Directors and Executive Officers” for the experience and qualifications of the members of the Audit Committee. Our Board of Directors has determined that Mr. Thakkar qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Grant Thornton India LLP has served as our independent public accountant for the fiscal years ended March 31, 2015, 2014 and 2013. The following table shows the fees we paid or accrued for the audit and other services provided by Grant Thornton India LLP and associated entities for the years ended March 31, 2015, 2014 and 2013.

	Fiscal
	2015	2014	2013
Audit fees	$709,000	$475,000	$475,000
Audit-related fees	—	41,000	41,000
Tax fees	38,000	22,000	22,000

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

Audit Committee Pre-approval Process

Our Audit Committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by our independent auditor. All of the services provided by Grant Thornton India LLP and associated entities during the last fiscal year have been pre-approved by our Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As permitted by the rules of the U.S. Securities and Exchange Commission, our audit committee is currently comprised of two non-executives. We believe that our reliance on this exemption from the listing standards for audit committees does not materially adversely affect the ability of our audit committee to act independently.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we, nor any affiliated purchaser, made any purchase of our equity securities in fiscal 2015.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We have posted our Corporate Governance Guidelines on our website at www.erosplc.com. Information contained on our website does not constitute a part of this annual report.

The table below summarizes the composition of our committees during the year.

	Audit Committee	Remuneration Committee	Nomination Committee

Naresh Chandra	Member	Chairman	Chairman
Dilip Thakkar	Chairman	Member	Member
Michael Kirkwood(1)	Member	Member	Member
Greg Coote(2)	—	Member	—

(1) Mr. Kirkwood ceased being a Director and a member of any committees on December 1, 2014.

(2) Mr. Coote passed away whilst in office in June 2014.

Each of Mssrs. Chandra and Thakkar satisfies the “independence” requirements of the NYSE listing standards and the “independence” requirements of Rule 10A-3 of the Exchange Act. Mssrs. Kirkwood and Coote also satisfied these requirements during their tenure.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Part III — Item 18. Financial Statements” for a list of our consolidated financial statements included elsewhere in this annual report.

ITEM 18. FINANCIAL STATEMENTS

The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

·	Report of Independent Registered Public Accounting Firm Grant Thornton India LLP

·	Consolidated Statements of Financial Position as at March 31, 2015 and 2014

·	Consolidated Statements of Income for the years ended March 31, 2015, 2014 and 2013

·	Consolidated Statements of Comprehensive Income for the years ended March 31, 2015, 2014 and 2013

·	Consolidated Statements of Changes in Equity for the years ended March 31, 2015, 2014 and 2013

·	Consolidated Statements of Cash Flows for the years ended March 31, 2015, 2014 and 2013

·	Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit Number	Title	Reference
1.1	Memorandum of Association	(f)
1.2	Articles of Association	(f)
2.1	Form of A Share Certificate	(d)
4.1	Relationship Agreement, between Eros International Media Limited, the Company and Eros Worldwide FZ-LLC, dated December 16, 2009	(b)
4.2	Shareholders’ Agreement, between Eros Multimedia Private Limited and the Group and Big Screen Entertainment Private Limited, dated January 13, 2007	(b)
4.3	Shareholders’ Agreement for Ayngaran International Limited, dated July 11, 2007	(b)
4.4	Employment Agreement of Sunil Lulla as Executive Vice Chairman of Eros International Medial Limited, dated September 29, 2009	(b)
4.5	Service Agreement of Andrew Heffernan as Chief Financial Officer, date June 27, 2006	(b)
4.6	Service Agreement of Kishore Lulla as Chairman and Chief Executive Officer, dated June 27, 2006	(b)
4.7	Service Agreement of Vijay Ahuja as Vice Chairman and President (International), dated June 27, 2006	(b)
4.8	Rules of the Eros International Plc Bonus Share Plan Unapproved Option Scheme 2006, dated May 17, 2006	(b)
4.9	Credit Facility, between Eros International Plc, Citibank, N.A., London Branch, Lloyds TSB Bank Plc and the Royal Bank of Scotland Plc, with Lloyds TSB Bank Plc as Facility Agent, in the original principal amount of $125 million, dated January 5, 2012	(b)
4.10	Increase Confirmation, from UBS AG, Singapore Brance, to Lloyds TSB Bank Plc as Facility Agent and Eros International Plc, dated January 12, 2012	(b)
4.11	IPO Plan Form of Option Agreement	(d)
4.12	Eros International Media Pvt. Ltd. ESOP 2009	(c)
4.13	Form of Joint Share Ownership Deed Measured By Total Share Return	(c)
4.14	Form of Joint Share Ownership Deed Measured By Super Total Share Return	(c)
4.15	Form of Joint Share Ownership Deed Measured By Earnings Per Share	(c)
4.16	Employee Benefit Trust Deed	(c)
4.17	Form of Option Agreement for Option Awards approved April 17, 2012	(d)
4.18	Service Agreement of Jyoti Deshpande as Group Chief Executive Officer and Managing Director of Eros International Plc, dated September 5, 2013	(e)
4.19	Employment Agreement of Jyoti Deshpande as Executive Director of Eros International Media Limited, dated August 29, 2013	(d)
4.20	Service Agreement of Jyoti Deshpande as Chief Executive Officer of Eros International Limited, dated September 1, 2013	(d)
4.21	Service Agreement of Vijay Ahuja as Executive Director of Eros International Pte Ltd, dated April 1, 2013	(d)

Exhibit Number	Title	Reference
4.22	Service Agreement of Pranab Kapadia as President – Europe & Africa of Eros International Ltd., dated December 1, 2007	(d)
4.23	Form of Increase Confirmation, from HSBC Bank Plc to Lloyds TSB Bank Plc as Facility agent and Eros International Plc, dated July 31, 2013	(d)
4.24	Service Agreement of Prem Parameswaran as Chief Financial Officer and President of North America, dated May 26, 2015	(a)
4.25	Service Agreement of Rishika Lulla Singh as Chief Executive Officer – Eros Digital FZ LLC, dated July 3, 2015	(a)
4.26	Service Agreement of David Maisel as Non-Executive Director, dated February 13, 2015	(a)
4.27	Service Agreement of Rajeev Misra as Non-Executive Director, dated June 17, 2015	(a)
4.28	Form of 2014 Option Agreement for Option Awards	(a)
4.29	Form of 2015 Option Agreement for Option Awards	(a)
4.30	Trust Deed constituting the £50 million 6.50% Bonds due 2021, dated October 15, 2014	(a)
4.31	Amended Credit Agreement, betweeen Eros International Plc, Citibank, N.A., London Branch, Lloyds TSB Bank Plc and the Royal Bank of Scotland Plc, dated February 12, 2015	(a)
8.1	Subsidiaries of Eros International Plc	(a)
15.1	Consent to Use of Federation of Indian Chambers of Commerce and Industry – KPMG Indian Media and Entertainment Industry Reports	(a)

____________________

(a)	Filed herewith
(b)	Previously filed on March 30, 2012 as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-180469) and incorporated herein by reference.
(c)	Previously filed on April 24, 2012 as an exhibit to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-180469) and incorporated herein by reference.
(d)	Previously filed on October 29, 2013 as an exhibit to Amendment No. 5 to the Company’s Registration Statement on Form F-1 (File No. 333-180469) and incorporated herein by reference.
(e)	Previously filed on November 5, 2013 as an exhibit to Amendment No. 6 to the Company’s Registration Statement on Form F-1 (File No. 333-180469) and incorporated herein by reference.
(f)	Previously filed on June 17, 2014 as an exhibit to the Company’s Annual Report on Form 20-F and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 8, 2015

EROS INTERNATIONAL PLC

By:	/s/ Jyoti Deshpande
Name:	Jyoti Deshpande
Title:	Group Chief Executive Officer

EROS INTERNATIONAL PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Eros International PLC

We have audited the accompanying consolidated statements of financial position of Eros International PLC and subsidiaries (the “Company”) as of March 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eros International PLC and subsidiaries as of March 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2015, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

/s/ Grant Thornton India LLP

Mumbai, India

July 8, 2015

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT MARCH 31, 2015 AND 2014

		As at March 31
	Note	2015	2014
		(in thousands)
ASSETS
Non-current assets
Property, plant and equipment	12	$9,272	$10,166
Goodwill	13	1,878	1,878
Intangible assets — trade name	13	14,000	14,000
Intangible assets — content	14	719,214	577,704
Intangible assets — others	15	2,204	1,515
Available-for-sale financial assets	16	29,917	30,340
Trade and other receivables	18	5,692	12,056
Restricted deposits held with banks		613	—
Deferred tax assets	10	151	77
Total non-current assets		$782,941	$647,736

Current assets
Inventories	17	$475	$566
Trade and other receivables	18	209,676	111,649
Current tax receivable		455	611
Cash and cash equivalents	20	153,664	145,449
Restricted deposits held with banks		2,322	—
Total current assets		366,592	258,275

Total assets		$1,149,533	$906,011

LIABILITIES
Current liabilities
Trade and other payables	19	$29,453	$31,611
Short-term borrowings	22	96,397	92,879
Current tax payable		2,631	4,090
Total current liabilities		$128,481	$128,580

Non-current liabilities
Long-term borrowings	22	$218,273	$165,254
Other long term liabilities		354	393
Derivative financial instruments	23	19,284	11,483
Deferred tax	10	27,086	22,260
Total non-current liabilities		$264,997	$199,390

Total liabilities		$393,478	$327,970

EQUITY
Share capital	24	$30,622	$26,322
Share premium		345,385	223,333
Reserves		389,682	342,856
Other components of equity	27	(43,881)	(39,315)
JSOP reserve	26	(24,474)	(25,505)
Equity attributable to equity holders of Eros International Plc		$697,334	$527,691

Non-controlling interests		58,721	50,350
Total equity		$756,055	$578,041
Total liabilities and shareholder’s equity		$1,149,533	$906,011

The accompanying notes form an integral part of these financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2015, 2014 AND 2013

		Year ended March 31
	Note	2015	2014	2013
		(in thousands, except per share amounts)
Revenue	4	$284,175	$235,470	$215,346
Cost of sales		(155,777)	(132,933)	(134,002)
Gross profit		128,398	102,537	81,344
Administrative costs		(49,546)	(42,680)	(26,308)
Operating profit		78,852	59,857	55,036
Financing costs	7	(10,791)	(9,910)	(6,202)
Finance income	7	4,930	2,393	4,733
Net finance costs	7	(5,861)	(7,517)	(1,469)
Other losses	8	(10,483)	(2,353)	(7,989)
Profit before tax		62,508	49,987	45,578
Income tax expense	9	(13,178)	(12,843)	(11,913)
Profit for the year		$49,330	$37,144	$33,665
Attributable to:
Equity holders of Eros International Plc		$40,344	$29,861	$27,107
Non-controlling interest		8,986	7,283	6,558
		$49,330	$37,144	$33,665
Earnings per share (cents)
Basic earnings per share	11	74.3	65.5	68.7
Diluted earnings per share	11	72.4	65.2	68.6

The accompanying notes form an integral part of these financial statements.

EROS INTERNATIONAL PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED MARCH 31, 2015, 2014 AND 2013

		Year ended March 31
	Note	2015	2014	2013
		(in thousands, except per share amounts)
Profit for the year		$49,330	$37,144	$33,665
Other comprehensive (loss)
Items that will not be subsequently reclassified to profit or loss
Revaluation of property		—	—	1,726

Items that will be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations		(7,247)	(15,706)	(14,613)
Reclassification of cash flow hedge to income statement		804	1,233	—
Reclassification of impairment loss on available-for-sale financial asset to income statement		820	—	—
Total other comprehensive (loss) for the year		$(5,623)	$(14,473)	$(12,887)
Total comprehensive income for the year, net of tax		$43,707	$22,671	$20,778

Attributable to
Equity holders of Eros International Plc		35,778	19,978	16,194
Non-controlling interests		7,929	2,693	4,584

The accompanying notes form an integral part of these financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2015, 2014 AND 2013

		Year ended March 31
	Note	2015	2014	2013
		(in thousands)
Cash flow from operating activities
Profit before tax		$62,508	$49,987	$45,578
Adjustments for:
Depreciation	12	1,089	789	1,003
Share based payment	25	21,915	18,421	1,888
Amortization of intangible film and content rights	14	117,254	99,620	101,955
Amortization of other intangible assets	15	608	578	715
Other non-cash items	28	17,005	1,858	6,089
Net finance costs	7	5,861	7,517	1,469
Movement in trade and other receivables		(93,975)	(34,204)	(21,765)
Movement in inventories		67	216	254
Movement in trade and other payables		1,361	927	13,634
(Gain)/loss on sale of property, plant and equipment		(9)	7	389
Cash generated from operations		133,684	145,716	151,209
Interest paid		(6,929)	(9,656)	(4,659)
Income taxes paid		(8,800)	(3,528)	(9,103)
Net cash generated from operating activities		$117,955	$132,532	$137,447

Cash flows from investing activities
Advance given to an undertaking	37	$(2,465)	$—	$—
Purchase of property, plant and equipment		(529)	(102)	(86)
Proceeds from disposal of property, plant and equipment		29	12	88
Investment in restricted deposits held with banks		(2,935)	—	—
Purchase of intangible film rights and related content		(276,216)	(163,150)	(186,676)
Purchase of other intangible assets		(1,322)	(112)	(473)
Interest received		4,198	2,332	4,819
Net cash used in investing activities		$(279,240)	$(161,020)	$(182,328)

Cash flows from financing activities
Proceeds from issue of share capital, net of transaction costs		$110,027	$50,608	$—
Proceeds from issue of shares by subsidiary		1,477	150	596
Proceeds from issue out of treasury shares		888	—	—
Proceeds from disposal of subsidiary shares		—	—	9,435
Dividend paid to non-controlling interests		—	—	(770)
Repayment of short term debt with maturity less than three months (net)		(2,983)	—	—
Proceeds from short term borrowings		69,815	10,474	—
Repayment of short term borrowings		(65,296)	—	(6,969)
Proceeds from long term borrowings, net of transaction costs of $1,909 (2014: $Nil, 2013: $Nil)		91,206	29,830	11,015
Repayment of long term borrowings		(27,573)	(21,665)	(1,836)
Net cash generated from financing activities		$177,561	$69,397	$11,471
Net increase/(decrease)increase in cash and cash equivalents		16,276	40,909	(33,410)

Effects of exchange rate changes on cash and cash equivalents		(8,061)	(3,102)	(4,370)
Cash and cash equivalents at beginning of year		145,449	107,642	145,422
Cash and cash equivalents at the end of year		$153,664	$145,449	$107,642

The accompanying notes form an integral part of these financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH 31, 2015

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale investments	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC	Non- controlling interest	Total equity
	(in thousands)

Balance as of April 1, 2014	$26,322	$223,333	$(43,858)	$5,802	$1,528	$(2,787)	$(22,752)	$62,203	$303,405	$(25,505)	$527,691	$50,350	$578,041

Profit for the year	—	—	—	—	—	—	—	—	40,344	—	40,344	8,986	49,330

Other comprehensive income/(loss) for the year	—	—	(6,190)	820	—	804	—	—	—	—	(4,566)	(1,057)	(5,623)

Total comprehensive income/(loss) for the year	—	—	(6,190)	820	—	804	—	—	40,344	—	35,778	7,929	43,707

Issue of shares, net of transaction costs of $6,057 (refer Note 24)	4,026	106,001	—	—	—	—	—	—	—	—	110,027	—	110,027

Issue out of treasury shares (refer Note 26)	—	(143)	—	—	—	—	—	—	—	1,031	888	—	888

Share based compensation	274	16,194	—	—	—	—	—	—	5,447	—	21,915	—	21,915

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	1,035	—	—	1,035	442	1,477

Balance as of March 31, 2015	$30,622	345,385	(50,048)	6,622	1,528	(1,983)	(22,752)	63,238	349,196	(24,474)	697,334	58,721	756,055

The accompanying notes form an integral part of these financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH 31, 2014

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale investments	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC	Non- controlling interest	Total equity
	(in thousands)
Balance as of April 1, 2013	$22,653	$159,547	$(32,742)	$5,802	$1,528	$(4,020)	$(22,752)	$62,097	$271,970	$(25,505)	$438,578	$47,598	$486,176

Profit for the year	—	—	—	—	—	—	—	—	29,861	—	29,861	7,283	37,144

Other comprehensive income/(loss) for the year	—	—	(11,116)	—	—	1,233	—	—	—	—	(9,883)	(4,590)	(14,473)

Total comprehensive income/(loss) for the year	—	—	(11,116)	—	—	1,233	—	—	29,861	—	19,978	2,693	22,671

Issue of shares (refer Note 24)	3,437	47,171	—	—	—	—	—	—	—	—	50,608	—	50,608

Dividend paid by a subsidiary	—	—	—	—	—	—	—	—	—	—	—	15	15

Share based compensation	232	16,615	—	—	—	—	—	—	1,574	—	18,421	—	18,421

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	106	—	—	106	44	150

Balance as of March 31, 2014	$26,322	$223,333	$(43,858)	$5,802	$1,528	$(2,787)	$(22,752)	$62,203	$303,405	$(25,505)	$527,691	$50,350	$578,041

The accompanying notes form an integral part of these financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH 31, 2013

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale investments	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC	Non- controlling interest	Total equity
	(in thousands)
Balance as of April 1, 2012	$21,687	$135,008	$(20,534)	$5,802	$233	$(4,020)	$(22,752)	$57,766	$242,975	—	$416,165	$38,083	$454,248

Profit for the year	—	—	—	—	—	—	—	—	27,107	—	27,107	6,558	33,665

Other comprehensive income/(loss) for the year	—	—	(12,208)	—	1,295	—	—	—	—	—	(10,913)	(1,974)	(12,887)

Total comprehensive income/(loss) for the year	—	—	(12,208)	—	1,295	—	—	—	27,107	—	16,194	4,584	20,778

Issues of shares to wholly owned trust (Refer Note 24)	966	24,539	—	—	—	—	—	—	—	(25,505)	—	—	—

Dividend paid by a subsidiary	—	—	—	—	—	—	—	—	—	—		(770)	(770)

Share based compensation	—	—	—	—	—	—	—	—	1,888	—	1,888	—	1,888

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	4,331	—	—	4,331	5,701	10,032

Balance as of March 31, 2013	$22,653	$159,547	$(32,742)	$5,802	$1,528	$(4,020)	$(22,752)	$62,097	$271,970	$(25,505)	$438,578	$47,598	$486,176

The accompanying notes form an integral part of these financial statements.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	NATURE OF OPERATIONS, GENERAL INFORMATION AND BASIS OF PREPARATION

Eros International Plc (“Eros” or the “Company”) and its subsidiaries’ (together with Eros, the “Group”) principal activities include the acquisition, co-production and distribution of Indian films and related content. Eros International Plc is the Group’s ultimate parent company. It is incorporated and domiciled in the Isle of Man. The address of Eros International Plc’s registered office is Fort Anne, Douglas, Isle of Man IM1 5PD. On July 9, 2014, Eros completed a follow-on offering of ‘A’ ordinary 6,787,445 shares on the New York Stock Exchange (“NYSE”) at a price of $14.50 per share to the public, raising $92.3 million in new capital, net of transaction costs of $6.1 million (refer to Note 24).

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention on a going concern basis, with the exception of revaluation of certain properties and certain financial instruments.

The Group’s accounting policies as set out below have been applied consistently throughout the Group to all the periods presented, unless otherwise stated. The functional currency of Eros is U.S. Dollars. The presentation currency of the Group is U.S. Dollars as this is the currency that the majority of its funding and transactions are denominated in. A significant proportion of the Group’s trading is denominated in India Rupee (“INR”). However, the Group’s major financial liabilities are denominated in U.S. Dollars and Eros is listed on the NYSE, an international financial market, so the Group continues to use U.S. Dollars as its presentation currency.

The financial statements for the year ended March 31, 2015 were approved by the Eros Board of Directors and authorized for issue on July 8, 2015.

2	GOING CONCERN

The Group meets its day to day working capital requirements and funds its investment in content through a variety of banking arrangements and cash generated from operations. Under the terms of such banking arrangements the Group is able to draw down in the local currencies of its operating businesses. The net foreign currency monetary assets and liabilities position at March 31, 2015 and 2014 are shown in Note 29.

The borrowings (as set out in Note 22) are subject to individual covenants which vary but include provisions such as a fixed charge over certain assets, total available facilities against statement of financial position value, net debt against earnings before interest, income, tax expense, depreciation, certain impairments and amortization (“EBITDA”), certain financial ratios (such as a leverage ratio and fixed cover ratio), and a negative pledge that restricts the Group’s ability to incur liens, security interests or similar encumbrances or arrangements on its assets. The Group is cash generating before capital expenditures and is in full compliance with the covenants contained in its existing debt facilities.

The Group is exposed to uncertainties arising from the global economic climate and also in the markets in which it operates. Market conditions could lead to lower than anticipated demand for the Group’s products and services and exchange rate volatility could also impact reported performance. Management has considered the impact of these and other uncertainties and factored them into their financial forecasts and assessment of covenant headroom. The Group’s forecasts and projections, taking account of reasonably possible changes in trading performance (and available mitigating actions), show that the Group will be able to operate within the expected limits of the facilities and provide headroom against the covenants for the foreseeable future. For this reason, Management continues to adopt the going concern basis in preparing the financial statements.

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1.	Overall Considerations

The significant accounting policies that have been used in the preparation of these consolidated financial statements are summarized below. Financial statements are subject to the application of significant accounting estimates and judgments. These are summarized in Note 35.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.2.	Basis of Consolidation

The Group financial statements consolidate results of the Company and entities controlled by the Company and its subsidiary undertakings. Control exists when the Company has existing rights that give the Company the current ability to direct the activities which affect the entity’s returns; the Company is exposed to or has rights to a return which may vary depending on the entity’s performance; and the Company has the ability to use its powers to affect its own returns from its involvement with the entity.

Unrealized gains on transactions between the Group and its subsidiaries are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

Business combinations are accounted for under the purchase method. The purchase method involves the recognition at fair value of all identifiable assets and liabilities, including contingent liabilities of the subsidiary, at the acquisition date, regardless of whether or not they were recorded in the financial statements of the subsidiary prior to acquisition. On initial recognition, the assets and liabilities of the subsidiary are included in the consolidated statement of financial position at their fair values, which are also used as the bases for subsequent measurement in accordance with the Group accounting policies. Goodwill is stated after separating out identifiable intangible assets. Goodwill represents the excess of acquisition cost over the fair value of the Group’s share of the identifiable net assets of the acquired subsidiary at the date of acquisition.

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

IFRS 8 Operating Segments (“IFRS 8”) requires operating segments to be identified on the same basis as is used internally for the review of performance and allocation of resources by the Group chief executive officer. The revenues of films are earned over various formats; all such formats are functional activities of filmed entertainment and these activities take place on an integrated basis. The management team reviews the financial information on an integrated basis for the Group as a whole, with respective heads of business for each region and in accordance with IFRS 8, the Company provides a geographical split as it considers that all activities fall within one segment of business which is filmed entertainment. The management team also monitors performance separately for individual films or for at least 12 months after the theatrical release. Certain resources such as publicity and advertising, and the cost of a film are also reviewed globally.

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
F-11

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Non-Current Intangible assets acquired by the Group are stated at cost less accumulated amortization less impairment loss, if any, except those acquired as part of a business combination, which are shown at fair value at the date of acquisition less accumulated amortization less impairment loss, if any (film production cost and content advances are transferred to film and content rights at the point at which content is first exploited). “Eros” (the “Trade name”) is considered to have an indefinite life because of the institutional nature of the corporate brand name, its proven ability to maintain market leadership and the Group’s commitment to develop, enhance and retain its value. The carrying value is reviewed at least annually for impairment and adjusted to recoverable amount if required.

Content

Investments in films and associated rights, including acquired rights and distribution advances in respect of completed films, are stated at cost less amortization less provision for impairment. Costs include production costs, overhead and capitalized interest costs net of any amounts received from third party investors. A charge is made to write down the cost of completed rights over the estimated useful lives, writing off more in year one which recognizes initial income flows and then the balance over a period of up to nine years, except where the asset is not yet available for exploitation. The average life of the assets is the lesser of 10 years or the remaining life of the content rights. The amortization charge is recognized in the income statement within cost of sales. The determination of useful life is based upon Management’s judgment and includes assumptions on the timing and future estimated revenues to be generated by these assets, which are summarized in Note 35.3.

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
F-12

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Film and content rights are stated at the lower of unamortized cost or estimated recoverable amounts. In accordance with IAS 36 Impairment of Assets, film content costs are assessed for indication of impairment on a library basis as the nature of the Group’s business, the contracts it has in place and the markets it operates in do not yet make an ongoing individual film evaluation feasible with reasonable certainty. Impairment losses on content advances are recognized when film production does not seem viable and refund of the advance is not probable.

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

Inventories primarily comprise of music CDs and DVDs, and are valued at the lower of cost and net realizable value. Cost in respect of goods for resale is defined as purchase price, including appropriate labor costs and other overhead costs. Cost in respect of raw materials is purchase price.

Purchase price is assigned using a weighted average basis. Net realizable value is defined as anticipated selling price or anticipated revenue less cost to completion.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.10.	Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments which are readily convertible into known amounts of cash and are subject to insignificant risk of changes in value. Bank overdrafts are shown within borrowings in current liabilities on the statement of financial position.

3.11.	Restricted Deposits held with Banks

Deposits held with banks as security for overdraft facilities are included in restricted deposits held with bank.

3.12.	Borrowings

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

3.13.	Financial Instruments

Financial assets and financial liabilities are recognized when a Group entity becomes party to the contractual provisions of the instrument.

Financial assets and liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets or liabilities (other than financial assets and liabilities at fair value through profit and loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit and loss are recognized immediately in profit or loss. Financial assets and financial liabilities are offset against each other and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

A financial instrument is held for trading if:

•	it has been acquired principally for the purpose of selling/repurchasing it in the near term;
•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent pattern of short-term profit taking; or
•	it is a derivative that is not designated in a hedging relationship.

The fair value of financial instruments denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The foreign exchange component forms part of its fair value gain or loss. Therefore for financial instruments that are classified as fair value through profit and loss, the exchange component is recognized in profit and loss through “other losses.”

3.14.	Financial Assets

Financial assets are divided into the following categories:

•	financial assets at fair value through profit and loss;
•	loans and receivables;
•	held-to-maturity investments; and
•	available-for-sale financial assets.

Financial assets are assigned to the different categories by Management on initial recognition, depending on the nature and purpose of the financial assets. The designation of financial assets is re-evaluated at every reporting date at which a choice of classification or accounting treatment is available.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Where the Group consider that fair value can be reliably measured the fair values of financial instruments that are not traded in an active market are determined by using valuation techniques. The Group applies its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each statement of financial position date. Available-for-sale equity instruments that do not have a quoted price in an active market and whose fair value cannot be reliably measured are measured at cost less impairment at the end of each reporting period.

An assessment for impairment is undertaken at least at each statement of financial position date.

A financial asset is de-recognized only where the contractual rights to the cash flows from the asset expire or the financial asset is transferred and that transfer qualifies for de-recognition. A financial asset is transferred if the contractual rights to receive the cash flows of the asset have been transferred or the Group retains the contractual rights to receive the cash flows of the asset but assumes a contractual obligation to pay the cash flows to one or more recipients. A financial asset that is transferred qualifies for de-recognition if the Group transfers substantially all the risks and rewards of ownership of the asset, or if the Group neither retains nor transfers substantially all the risks and rewards of ownership but does transfer control of that asset.

3.15.	Financial Liabilities

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

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

3.16.	Derivative Financial Instruments

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

3.17.	Provisions

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

3.18.	Leases

Leases in which significantly all the risks and rewards incidental to ownership are not transferred to the lessee are classified as operating leases. Payments under such leases are charged to the income statement on a straight line basis over the period of the lease.

3.19.	Taxation

Taxation on profit and loss comprises current tax and deferred tax. Tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity or other comprehensive income in which case it is recognized in equity or other comprehensive income.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted at the statement of financial position date along with any adjustment relating to tax payable in previous years.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted at the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled in the appropriate territory.

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

Deferred tax assets and deferred tax liabilities are offset if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

3.20.	Employee Benefits

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

Upon exercise of share options, the proceeds received net of any directly attributable transaction costs up to the nominal value of the shares are allocated to share capital with any excess being recorded as share premium.

3.21.	Foreign Currencies

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

The assets and liabilities in the financial statements of foreign subsidiaries and related goodwill are translated at the prevailing rate of exchange at the statement of financial position date. Income and expenses are translated at the monthly average rate. The exchange differences arising from the retranslation of the foreign operations are recognized in other comprehensive income and taken in to the “currency translation reserve” in equity. On disposal of a foreign operation the cumulative translation differences (including, if applicable, gains and losses on related hedges) are transferred to the income statement as part of the gain or loss on disposal.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.22.	Transactions Costs Relating to Equity Transactions

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

3.23.	Equity

Equity comprises the following components:

•	Share capital – this represents the nominal value of equity shares;
•	Share premium – this represents the excess over nominal value of the fair value of consideration received for equity shares, net of expenses of the share issue;
•	Joint Share Ownership Reserve – this represents the cost of shares of Eros held by the JSOP trust, consolidated as a part of the Group and treated as treasury shares; and
•	Non-Controlling Interests – this represents amounts attributable to non-controlling interests as a result of their interests in subsidiary undertakings.

Other components of equity, which comprises of the following components:

•	Currency translation reserve – this represents the differences arising from translation of investments in overseas subsidiaries;
•	Available-for-sale investments – this represents fair value movement net of impairment loss, if any, recognized since the date of acquisition of investments;
•	Revaluation reserve – this represents the fair value movement of land and buildings measured on a fair value basis; and
•	Hedging reserve – this represents effective portion of change in fair value of derivative instruments designated in a cash flow hedge relationship.

Reserves, which comprises of the following components:

•	Reverse acquisition reserve – this represents the difference between the required total of the Group’s equity instruments and the reported equity of the legal parent;
•	Merger reserve – this represents the gain/loss recognized as a result of a change in parent undertakings ownership interest in a subsidiary undertaking without loss of control; and
•	Retained earnings – this represents undistributed earnings of the Group.

4	BUSINESS SEGMENTAL DATA

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

Revenues are presented based on the region of domicile and by customer location:

	Year ended March 31
	2015	2014	2013
	(in thousands)
Revenue by region of domicile of Group’s operation
India	$110,015	$125,062	$128,001
Europe	29,528	21,152	31,450
North America	10,014	13,622	10,797
Rest of the world	134,618	75,634	45,098
Total Revenue	$284,175	$235,470	$215,346

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenue of $80,267,000 (2014: $54,466,000 and 2013: $32,585,000) from the United Arab Emirates is included within Rest of the world and revenue of $29,528,000 (2014: $20,996,000 and 2013: $25,563,000) from the United Kingdom is included under Europe in the above table.

	Year ended March 31
	2015	2014	2013
	(in thousands)
Revenue by region of domicile of customer’s location
India	$109,513	$117,647	$135,292
Europe	27,146	22,245	35,147
North America	19,052	14,017	12,678
Rest of the world	128,464	81,561	32,229
Total Revenue	$284,175	$235,470	$215,346

Revenue of $103,786,000 (2014: $45,636,000 and 2013: $14,460,000) from the United Arab Emirates is included within Rest of the world and revenue of $26,426,000 (2014: $14,975,000 and 2013: $34,945,000) from United Kingdom is included under Europe in the above table.

For the year ended March 31, 2015, March 31, 2014 and March 31, 2013, no customers accounted for more than 10% of the Group’s total revenues. In each year no revenue arose in the Isle of Man.

	India	North America	Europe	Rest of the World
	(in thousands)
Assets
As of March 31, 2015	$281,019	$653	$24,224	$440,672
As of March 31, 2014	245,887	$28	$39,618	$319,730

Segment assets of $330,719,000 (2014: $276,865,000) in the United Arab Emirates is included under Rest of the world and segment assets of $24,224,000 (2014: $21,132,000) in the United Kingdom is included under Europe in the above table. In each year, there were no segment assets in the Isle of Man.

5	PERSONNEL COSTS

	Year ended March 31
	2015	2014	2013
	(in thousands)
Salaries	$11,092	$10,413	$9,275
Social security and other employment charges	687	1,116	676
Salaries and other charges	11,779	11,529	9,951
Share based compensation	21,915	18,421	1,888
Pension charges	34	66	41
	$33,728	$30,016	$11,880

	Year ended March 31
Key Management Compensation	2015	2014	2013
	(in thousands)
Salaries	$4,724	$4,753	$3,859
Share based compensation	17,942	15,796	1,303
Pension charges	34	39	41
	$22,700	$20,588	$5,203
F-19

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6	PROFIT FOR THE YEAR

Profit for the year is arrived at after the following are charged to the income statement:

	Year ended March 31
	2015	2014	2013
	(in thousands)
Depreciation of property, plant and equipment	$1,089	$789	$1,003
Amortization of other intangible assets	608	578	715
Amortization of film and content rights	117,254	99,620	101,955
Operating lease rentals	1,356	973	1,223

7	NET FINANCE COSTS

	Year ended March 31
	2015	2014	2013
	(in thousands)
Interest on borrowings	$20,858	$17,382	$13,720
Profit recognized on discontinuation of cash flow hedge accounting	804	1,233	—
Total interest expense for financial liabilities not classified at fair value through profit or loss	21,662	18,615	13,720
Capitalized interest on filmed content	(10,871)	(8,705)	(7,518)
Total finance costs	10,791	9,910	6,202
Less: Interest income
Bank deposits	(4,930)	(2,393)	(4,206)
Held- to- maturity financial assets	—	—	(527)
Total finance income	(4,930)	(2,393)	(4,733)

	$5,861	$7,517	$1,469

For the year ended March 31, 2015, the capitalization rate of interest was 5.9% (2014: 7.4% and 2013: 5.6%).

8	OTHER LOSSES

	Year ended March 31
	2015	2014	2013
	(in thousands)
(Gains)/losses on disposal of property, plant and equipment	$(9)	$7	$389
Net foreign exchange losses/(gains)	1,323	(646)	1,933
Net loss/(gain) on held for trading financial liabilities	7,801	(5,177)	5,667
Transaction costs relating to equity transactions	61	8,169	—
Impairment loss on available-for-sale financial assets	1,307	—	—
	$10,483	$2,353	$7,989

The net loss on held for trading financial liabilities in the years ended March 31, 2015, 2014 and 2013 principally relate to derivative instruments not designated in a hedging relationship.

In the year ended March 31, 2015, the Company incurred $6,118,000 towards the issue of ‘A’ ordinary shares in a follow-on offering on the NYSE and sale of certain existing shares. In the year ended March 31, 2014, the Company incurred $13,583,000 towards the issue and listing of the ‘A’ ordinary shares of the Company on the NYSE and contemporaneous delisting on AIM. As the transaction costs incurred relate to more than one transaction, the Company allocated these costs in proportion to the number of existing shares listed on NYSE and the number of shares newly issued. Transactions costs of $61,000 (2014: $8,169,000) attributed towards sale/listing of existing shares are recorded in profit or loss and as a result, $6,057,000 (2014: $5,414,000) was recorded in equity.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9	INCOME TAX EXPENSE

	Year ended March 31
	2015	2014	2013
	(in thousands)
Current tax expense	$7,472	$6,487	$7,102
Origination and reversal of temporary differences	5,706	6,356	4,811
Provision for income taxes	$13,178	$12,843	$11,913

Reconciliation of tax charge

	Year ended March 31
	2015	2014	2013
	(in thousands)
Profit before tax	$62,508	$49,987	$45,578
Income tax expense at tax rates applicable to individual entities	10,827	10,543	9,921
Tax effect of:
Changes in tax rates on temporary differences brought forward	—	1,497	—
Items not deductible for tax (net)	1,953	741	421
Others	398	62	1,571
Income tax expense	$13,178	$12,843	$11,913

10	DEFERRED TAX ASSETS AND LIABILITIES

Changes in deferred tax assets and liabilities

	Year ended March 31, 2015
	Opening Balance	Recognized in income statement	Exchange Difference	Closing Balance
	(in thousands)
Deferred tax assets:
Minimum alternate tax carry- forward	$11,681	$3,045	$(480)	$14,246
Property, plant and equipment	77	74	—	151
Others	1,880	(1,114)	2	768
Total deferred tax asset	$13,638	$2,005	$(478)	$15,165
Deferred tax liabilities
Property, plant and equipment	(311)	61	10	(240)
Intangible assets	(35,457)	(7,728)	1,432	(41,753)
Others	(53)	(44)	(10)	(107)
Total deferred tax liability	$(35,821)	$(7,711)	$1,432	$(42,100)

Net deferred tax (liability) / asset	$(22,183)	$(5,706)	$954	$(26,935)
As at March 31, 2015
Deferred tax asset				$151
Deferred tax liability				$(27,086)

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year ended March 31, 2014
	Opening Balance	Recognized in income statement	Exchange Difference	Closing Balance
	(in thousands)
Deferred tax assets:
Business loss carry forwards	$383	$(343)	$(40)	$—
Expenses deductible in future years	17	(19)	2	—
Minimum alternate tax carry- forward	9,661	2,186	(166)	11,681
Property, plant and equipment	122	(45)	—	77
Others	1,879	145	(144)	1,880
Total deferred tax asset	$12,062	$1,924	$(348)	$13,638
Deferred tax liabilities
Property, plant and equipment	(310)	(25)	24	(311)
Intangible assets	(29,969)	(8,308)	2,820	(35,457)
Others	(53)	53	(53)	(53)
Total deferred tax liability	$(30,332)	$(8,280)	$2,791	$(35,821)

Net deferred tax asset / (liability)	$(18,270)	$(6,356)	$2,443	$(22,183)
As at March 31, 2014
Deferred tax asset				$77
Deferred tax liability				$(22,260)

	Year ended March 31, 2013
	Opening Balance	Recognized in income statement	Exchange Difference	Closing Balance
	(in thousands)
Deferred tax assets:
Business loss carry forwards	$403	$5	$(25)	$383
Expenses deductible in future years	21	2	(6)	17
Minimum alternate tax carry- forward	5,220	4,768	(327)	9,661
Property, plant and equipment	78	45	(1)	122
Others	1,843	131	(95)	1,879
Total deferred tax asset	$7,565	$4,951	$(454)	$12,062
Deferred tax liabilities
Property, plant and equipment	(160)	(161)	11	(310)
Intangible assets	(21,787)	(9,548)	1,366	(29,969)
Others	—	(53)	—	(53)
Total deferred tax liability	$(21,947)	$(9,762)	$1,377	$(30,332)

Net deferred tax asset / (liability)	$(14,382)	$(4,811)	$923	$(18,270)
As at March 31, 2013
Deferred tax asset				$569
Deferred tax liability				$(18,839)

Deferred tax is calculated in full on all temporary differences under the liability method using the local tax rate of the country in which the timing difference occurs.

Deferred tax assets have been recognized on the basis that there is sufficient certainty of profitability to utilize the available losses and tax credits. Deferred tax liabilities to the extent of $33,900,000 have not been provided on the undistributed earnings of subsidiaries as Eros is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Eros International Media Limited is liable to pay Minimum Alternate Tax (“MAT”) under the Indian Income tax laws. The tax paid under MAT provisions can be carried forward and set-off against future income tax liabilities computed under normal tax provisions within a period of ten years, and has been treated as a deferred tax asset.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In addition to the amount charged in the income statement, no amounts relating to tax have been recognized in other comprehensive income. No amounts relating to tax have been recognized directly in equity.

11	EARNINGS PER SHARE

	2015		2014		2013
	(in thousands, except number of shares and earnings per share)
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings
Earnings attributable to the equity holders of the parent	$40,344	$40,344	$29,861	$29,861	$27,107	$27,107
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(531)	—	(141)	—	(23)
Adjusted earnings attributable to equity holders of the parent	$40,344	$39,813	$29,861	$29,720	$27,107	$27,084
Number of shares
Weighted average number of shares	54,277,849	54,277,849	45,590,242	45,590,242	39,438,958	39,438,958
Potential dilutive effect related to share based compensation scheme	—	690,902	—	16,525	—	17,457
Adjusted weighted average number of shares	54,277,849	54,968,751	45,590,242	45,606,767	39,438,958	39,456,415
Earnings per share
Earnings attributable to the equity holders of the parent per share (cents)	74.3	72.4	65.5	65.2	68.7	68.6

The above table does not split the earnings per share separately for the ‘A’ ordinary 30p shares and the ‘B’ ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings. All share and per share data provided herein gives effect to the three-for-one stock split conversion that occurred in November 2013, retroactively.

The Company excludes options with exercise prices that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive. In the year ended March 31, 2015, 630,000 shares were not included in diluted earnings per share (2014: $Nil, 2013: 2,000,164).

12	PROPERTY, PLANT AND EQUIPMENT

	Year ended March 31, 2015
	Land and Building	Furniture, Fittings and Equipment	Vehicles	Plant and Machinery	Total
	(in thousands)
Opening net carrying amount	$8,978	$583	$207	$398	$10,166
Exchange difference	(269)	(17)	(9)	(11)	(306)
Additions	—	52	228	241	521
Disposals	—	(1)	(242)	(6)	(249)
Adjustment of depreciation on disposal	—	1	222	6	229
Depreciation charge	(417)	(232)	(125)	(315)	(1,089)
Closing net carrying amount	$8,292	$386	$281	$313	$9,272

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	As at March 31, 2015
	(in thousands)
Cost or valuation	$10,934	$1,651	$893	$3,094	$16,572
Accumulated depreciation	(2,642)	(1,265)	(612)	(2,781)	(7,300)
Net carrying amount	$8,292	$386	$281	$313	$9,272

	Year ended March 31, 2014
	Land and Building	Furniture, Fittings and Equipment	Vehicles	Plant and Machinery	Total
	(in thousands)
Opening net carrying amount	$10,089	$760	$327	$504	$11,680
Exchange difference	(639)	(61)	(29)	(46)	(775)
Additions	—	13	—	55	68
Disposals	—	(64)	(72)	(22)	(158)
Adjustment of depreciation on disposal	—	63	60	17	140
Depreciation charge	(472)	(128)	(79)	(110)	(789)
Closing net carrying amount	$8,978	$583	$207	$398	$10,166

	As at March 31, 2014
	(in thousands)
Cost or valuation	$11,245	$1,642	$937	$2,972	$16,796
Accumulated depreciation	(2,267)	(1,059)	(730)	(2,574)	(6,630)
Net carrying amount	$8,978	$583	$207	$398	$10,166

Property, Plant and Equipment with a net carrying amount of $9,184,000 (2014: $10,055,000) have been pledged to secure borrowings (see Note 22).

Land and buildings were revalued as at March 31, 2013 by independent valuers on the basis of market value. Fair values were estimated based on recent market transactions, which were then adjusted for specific conditions relating to the land and buildings. As at March 31, 2015, had land and buildings of the Group been carried at historical cost less accumulated depreciation, their carrying amount would have been $6,309,000 (2014: $7,072,000)

13	GOODWILL AND TRADE NAME

	Goodwill	Trade Name
	(in thousands)
Balance as at March 31, 2015	$1,878	$14,000
Balance as at March 31, 2014	$1,878	$14,000

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

As of March 31, 2015, for assessing impairment of goodwill, value in use is determined using discounted cash flow method. The estimated cash flows for a period of five years were developed using internal forecasts, and a pre-tax discount rate of 12.0% (2014:12.10%) and terminal growth rate of 4.0% (2014: 4.0%).

As of March 31, 2015, for assessing the impairment of the trade name, value in use is determined using the relief from royalty method based on a Royalty of 3.0% (2014: 3.0%) on the estimated total revenue for a period of five years and, a pre-tax discount rate of 14.0% (2014: 14.1%) and terminal growth rate of 4.0% (2014: 4.0%).

Management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14	INTANGIBLE CONTENT ASSETS

	Gross Content Assets	Accumulated Amortization	Content Assets
	(in thousands)
As at March 31, 2015
Film and content rights	$1,027,878	$(548,920)	$478,958
Content advances	236,285	—	236,285
Film productions	3,971	—	3,971
Non-current content assets	$1,268,134	$(548,920)	$719,214

As at March 31, 2014
Film and content rights	$847,095	$(449,413)	$397,682
Content advances	180,022	—	180,022
Non-current content assets	$1,027,117	$(449,413)	$577,704

Changes in the content assets are as follows:

	Year ended March 31
	2015	2014
	(in thousands)
Film productions
Opening balance	$—	$1,170
Exchange difference	(15)	(113)
Transfer to film and content rights	—	(640)
Transfer from/(to) content advances	3,986	(417)
Closing balance	$3,971	$—

Content advances
Opening balance	$180,022	$163,781
Additions (net of impairment loss of $3,431 (2014: $4,081))	267,940	162,495
Exchange difference	(3,508)	(9,706)
Transfer (to)/from film productions	(3,986)	417
Transfer to film and content rights	(204,183)	(136,965)
Closing balance	$236,285	$180,022

Film and content rights
Opening balance	$397,682	$370,353
Amortization	(117,254)	(99,620)
Exchange difference	(5,653)	(10,656)
Transfer from other content assets	204,183	137,605
Closing balance	$478,958	$397,682

The impairment loss on content advances relate to amounts advanced, to the extent not considered recoverable, for prospective film productions that are not being developed further or not considered viable.

Film and content rights with a carrying amount of $266,372,000 (2014: $203,244,000) have been pledged to secure borrowings (see Note 22).

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15	OTHER INTANGIBLE ASSETS

Other intangibles comprise of internally generated software used within the Group’s digital and home entertainment activities and internal accounting activities.

	Gross	Accumulated Amortization	Net
	(in thousands)
Other intangible assets	4,220	(2,016)	2,204
As at March 31, 2015	$4,220	$(2,016)	$2,204

Other intangible assets	4,360	(2,845)	1,515
As at March 31, 2014	$4,360	$(2,845)	$1,515

The changes in other intangible assets are as follows:

	Year ended March 31
	2015	2014
	(in thousands)
Opening balance	$1,515	$2,117
Additions during the year	1,320	84
Amortization	(608)	(578)
Exchange difference	(23)	(108)
Closing balance	$2,204	$1,515

Other intangible assets with a carrying amount of $89,000 (2014: $94,000) have been pledged to secure borrowings (see Note 22).

16	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As at March 31
	2015	2014
	(in thousands)
Triple Com Media Private Limited	$—	$423
Valuable Technologies Limited	11,097	11,097
LMB Holdings Limited	16,800	16,800
Valuable Innovations Private Limited	2,020	2,020
	$29,917	$30,340

The investment in Triple Com Media Pvt. Limited (“Triple Com”) represents 10% share of the issued share capital of that company. Triple Com is involved in the aggregation and syndication of television and cable media rights in India. Due to the range of potential outcomes in valuing Triple Com, the Board was unable to give, with reasonable certainty, a fair value in the absence of detailed financial and/or valuation related information. Until March 31, 2014, Management therefore held it at cost which equates to the fair value as at March 31, 2012. During the year ended March 31, 2015, Management noted objective evidence of impairment of the investment and present value of estimated future cash flows discounted at the current rate of return for similar financial assets was considered to be insignificant. The carrying value of the investment amounting to $423,000 has therefore been impaired and the cumulative loss and currency translation movement recognized in other comprehensive income amounting to $820,000 has been reclassified from equity to profit and loss.

Eros acquired an interest in Valuable Technologies Limited (“Valuable”) in the year ended March 31, 2009. The Company manages and operates a number of companies within media and entertainment, technology and infrastructure. These companies include UFO Moviez, the leading provider of Digital projection solutions for cinemas in India, Boxtech which is involved with digital movie rentals, and Impact whose business is theatrical ticketing and sales data. As at March 31, 2015, Eros owns 7.21% of Valuable’s equity. In the year ended March 31, 2015, due to the range of potential outcomes in valuing Valuable, the Board was unable to give, with reasonable certainty, a fair value in the absence of detailed financial and/or valuation related information. Management has therefore held it at cost which equates to the fair value recognized in the year ended March 31, 2012.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Acacia Investments Holdings Limited (“Acacia”) is a dormant holding company and owns 24% of L.M.B Holdings Limited (“LMB”) which through its subsidiaries operates satellite television channels, such as B4U Music, B4U Movies and the Movie House Channel. As of March 31, 2015 and prior, the Group had no Board representation, no involvement in policy decision making, did not provide input in respect of technical know-how and had no material contract with LMB or its subsidiaries nor did they have the power to exert significant influence. As a result Management has historically concluded, throughout the ownership of the investment, that they did not exert any significant influence over LMB. Due to the range of potential outcomes in valuing LMB, the Board was unable to give, with reasonable certainty, a fair value. Management has therefore held it at cost which equates to the fair value recognized in the year ended March 31, 2012.

In April 2010, Eros acquired a 1.27% interest in Valuable Innovations Private Limited (“Valuable Innovations”) at a total cost of $2,020,000.  An entity related to Valuable Technologies, Valuable Innovations houses new technology and patents of the Valuable group entities and develops related products.  In the year ended March 31, 2015, due to the range of potential outcomes in valuing Valuable Innovations Private Limited, the Board was unable to give, with reasonable certainty, a fair value in the absence of detailed financial and/or valuation related information. Management has therefore held it at cost.

These investments in unquoted equity instruments are not held for trading. Instead, they are held for medium or long-term strategic purpose.

17	INVENTORIES

	As at March 31
	2015	2014
	(in thousands)
Goods for resale	$475	$566
	$475	$566

During the year ended March 31, 2015, inventory of $776,000 (2014: $880,000) was recognized in the income statement as an expense. In each year none of the expense was as a result of the write down of inventories. Inventories with a carrying amount of $316,000 (2014: $351,000) have been pledged as security for certain of the Group’s borrowings (see Note 22).

18	TRADE AND OTHER RECEIVABLES

	As at March 31
	2015	2014
	(in thousands)
Trade accounts receivables	$198,066	$109,933
Trade accounts receivables reserve	(250)	(469)
Trade accounts receivables net	$197,816	$109,464

Other receivables	14,273	12,721
Prepaid charges	3,279	1,520
Trade and other receivables	$215,368	$123,705

Current Trade and other receivables	209,676	111,649
Non Current Trade and other receivables	5,692	12,056
	$215,368	$123,705

The age of financial assets that are past due but not impaired were as follows:

	As at March 31
	2015	2014
	(in thousands)
Not more than three months	$19,677	$30,216
More than three months but not more than six months	4,620	5,865
More than six months but not more than one year	7,106	11,250
More than one year	5,906	4,973
	$37,309	$52,304

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During the year ended March 31, 2015, terms of certain trade and other receivables that were past due but not impaired have been renegotiated for commercial reasons. As at March 31, 2015, the carrying amounts of the original receivables, adjusted for change in contractual cash flows as at the date of renegotiation and considered not past due was $31,230,000 (2014: $Nil).

The movements in the trade accounts receivables reserve are as follows:

	Year ended March 31

	2015	2014	2013
	(in thousands)
At April 1	$469	$759	$478
Provisions	3,963	2,166	427
Amounts written off	(4,182)	(2,456)	(146)
At March 31	$250	$469	$759

The carrying amount of trade accounts receivables and other receivables are considered a reasonable approximation of fair value. Trade and other receivables with a net carrying amount of $35,958,000 (2014: $25,482,000) have been pledged to secure borrowings (see Note 22).

19	TRADE AND OTHER PAYABLES

	As at March 31
	2015	2014
	(in thousands)
Trade accounts payable	$10,679	$10,868
Accruals and other payables	15,447	18,959
Value added taxes and other taxes payable	3,327	1,784
	$29,453	$31,611

The Group considers that the carrying amount of trade accounts payable, accruals and other payables approximate their fair value.

20	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and balance with banks. Cash and cash equivalents included in the statement of cash flows comprise the following amounts in the statement of financial position.

	As at March 31
	2015	2014
	(in thousands)
Cash at bank and in hand	$153,664	$145,449
	$153,664	$145,449

21	OPERATING LEASES

The Group leases various offices and warehouses under non-cancellable operating lease agreements. The minimum lease rentals to be paid under non-cancellable operating leases at March 31 were as follows:

	As at March 31
	2015	2014
	(in thousands)
Within one year	$568	$684
Within two to five years	1,081	2,001
	$1,649	$2,685

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22	BORROWINGS

An analysis of long-term borrowings is shown in the table below.

	Nominal		As at March 31
	Interest Rate	Maturity	2015	2014
			(in thousands)
Asset backed borrowings
Term Loan	BPLR+2.75%	2014-15	$—	$165
Term Loan	13.3-15.0%	2014-15	—	645
Term Loan	10.0 -16.0%	2017-18	147	38
Term Loan	BPLR+1.8%	2016-17	12,032	16,650
Term Loan	BPLR+2.75%	2017-18	2,974	4,384
Term Loan	BPLR+2.75%	2018-19	—	2,679
Term Loan	BPLR+2.85%	2019-20	10,808	—
			$25,961	$24,561

Retail bond	6.5%	2021-22	$74,228	$—
Revolving facility	LIBOR +1.90%- 2.90% and Mandatory Cost	2016-17	141,250	158,750
Other borrowings	10.5%	2021-22	8,013	8,516
			$223,491	$167,266

Nominal value of borrowings			$249,452	$191,827
Cumulative effect of unamortized costs			(2,940)	(1,716)
Installments due within one year			(28,239)	(24,857)
Long-term borrowings — at amortized cost			$218,273	$165,254

In October 2014, Eros completed an offering of 6.50% Retail Bonds (due 2021) on the London Stock Exchange (“LSE”), raising £50,000,000 (USD $77,930,000) in total proceeds net of transaction cost of approximately £1.2 million ($1,791,000). Interest on these bonds is payable biannually on April 15 and October 15 each year.

Bank prime lending rate (“BPLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

Analysis of short-term borrowings

	Nominal	As at March 31
	interest rate (%)	2015	2014
		(in thousands)
Asset backed borrowings
Export credit and overdraft	BPLR+1-3.5%	$17,346	$15,695
Export credit and overdraft	LIBOR+3.5%	25,144	23,997
Short term loan	LIBOR+2.75%	—	5,500
		$42,490	$45,192
Unsecured borrowings
Commercial paper	10.65% –12.97%	25,668	13,320
Export credit and overdraft	BPLR+3.9%	—	6,735
Short term loan	BPLR+3.5%	—	2,775
Installments due within one year on long-term borrowings		28,239	24,857
Short-term borrowings - at amortized cost		$96,397	$92,879

Fair value of the long term borrowings as at March 31, 2015 is $233,450,000 (2014: $179,106,000). Fair values of long-term financial liabilities except retail bonds have been determined by calculating their present values at the reporting date, using fixed effective market interest rates available to the Companies within the Group. As at March 31, 2015, the fair value of retail bond amounting to $74,813,000 has been determined using quoted prices from the LSE. Carrying amount of short term borrowings approximates fair value.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23	DERIVATIVE FINANCIAL INSTRUMENTS

	As of March 31
	2015		2014
	Current	Non-current	Current	Non-current
	(in thousands)
Derivative assets	$—	$—	$—	$—
Derivative liabilities	$—	$(19,284)	$—	$(11,483)

The above interest rate derivative instruments are not designated in a hedging relationship. They are carried at fair value through profit or loss.

24	ISSUED SHARE CAPITAL

	Number of Shares	GBP
		(in thousands)
Authorized
A ordinary shares of 30p each at March 31, 2015 and March 31, 2014	57,778,113	17,333
B ordinary shares of 30p each at March 31, 2015 and March 31, 2014	25,555,220	7,667

	Number of Shares			USD
Allotted, called up and fully paid	A Ordinary 30p Shares	B Ordinary 30p Shares	Ordinary 10p Shares	(in thousands)
As at March 31, 2013	—	—	124,317,367	22,653
Issue of shares on August 12, 2013	—	—	1,431,000	221
Issue of shares on September 18, 2013	—	—	5,029,935	800
Three-for-one stock split and conversion on November 18, 2013	18,037,710	25,555,220	(130,778,302)	23,674
Issue of shares on November 18, 2013	5,481,630	—	—	2,648
As at March 31, 2014	23,519,340	25,555,220	—	26,322
Issue of shares on July 15, 2014	6,675,000	—	—	3,434
Issue of shares on July 23, 2014	112,445	—	—	58
Issue of shares on September 9, 2014	36,000	—	—	18
Issue of shares on November 24, 2014	331,551	—	—	156
Issue of shares on November 25, 2014	668,449	—	—	315
Issue of shares on December 1, 2014	487,500	—	—	246
Issue of shares on January 16, 2015	18,600	—	—	9
Issue of shares on March 10, 2015	133,603	—	—	64
As at March 31, 2015	31,982,488	25,555,220	—	30,622

On August 12, 2013 shares were issued for employee bonus/ remuneration and contractual arrangements issued at $3.61 a share based on the mid-market price August 12, 2013.

On September 18, 2013 shares were issued for employee bonus/ remuneration and contractual arrangements issued at $4.02 a share based on the mid-market price September 18, 2013.

On April 24, 2012, the shareholders approved resolutions effecting certain amendments to the authorized and issued share capital to effect a three-for-one split of the Company’s share capital, pursuant to which each ordinary share of the Company was subdivided into 3 shares at a par value of GBP 0.30 per share on November 18, 2013. Immediately prior to our listing on the NYSE, all the outstanding ordinary shares were converted into 18,037,710 ‘A’ ordinary shares and 25,555,220 ‘B’ ordinary shares. ‘B’ ordinary shares are held by Beech Investments Limited, Olympus Foundation, Arjan Lulla, Kishore Lulla and Vijay Ahuja (collectively, the “Founders Group”). ‘B’ ordinary shares are entitled to ten votes each and ‘A’ ordinary shares are entitled to one vote each on all matters upon which the ordinary shares are entitled to vote. All other rights of the A and B ordinary shares are the same.

On November 18, 2013, the Company completed the initial public offering its ‘A’ ordinary shares on the NYSE, pursuant to which the Company issued and sold 5,000,000 ‘A’ ordinary shares at a price of $11.00 per share.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Upon listing the Company issued 299,812 ‘A’ ordinary shares with a fair market value of $11.00 per share, to satisfy the Share awards given to certain eligible employees, and 181,818 ‘A’ ordinary shares with a fair market value of $11.00 per share, to satisfy certain contractual arrangements between the Company and a Director.

On July 9, 2014, Eros completed a follow-on offering on the NYSE of 6,787,445 shares at a price of $14.50 per share, raising $92.3 million in new capital (net of transaction costs of $6.1 million). These shares were subsequently issued on July 15, 2014 and July 23, 2014, as stated above.

On September 9, 2014, 36,000 ‘A’ ordinary shares were issued at $15.97 per share to fulfill an award to certain non-executive Directors.

On September 23, 2014 and November 17, 2014, the Company received $10,000,000 and $6,193,000 in respect of a prospective issue of ‘A’ ordinary shares. 331,551 and 668,449 shares were subsequently issued on November 24, 2014 and November 25, 2014 at $14.96 and $18.68 per share. The shareholder was subsequently appointed as a non-executive Director on December 1, 2014.

On June 5, 2014, the Board of Directors approved a grant of 525,000 ‘A’ ordinary share awards with a fair market value of $14.95 per option, to certain executive directors and members of senior management. These awards vest subject to certain share price conditions being met on or before May 31, 2015 and the employee remaining in service until May 31, 2015. Subsequently on meeting the share price condition, 487,500 of the 525,000 shares were issued on December 1, 2014, subject to condition of the employee remaining in service until May 31, 2015. None of the awards were forfeited during the period.

Effective November 30, 2014, Eros India entered into an employment exit agreement with an employee pursuant to which the Board approved a grant of 18,600 ‘A’ ordinary share awards. The shares were issued on January 16, 2015 and recorded at $21.53 per share, the closing price at the effective date of the settlement agreement.

On March 10, 2015, the Company received $1,469,633 in respect of the exercise of 133,603 ‘A’ ordinary share options. These shares were subsequently issued on May 8, 2015.

25	SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Year ended March 31
	2015	2014	2013
	(in thousands)
IPO India Plan	$869	$499	$703
JSOP Plan	1,603	1,075	—
Option award scheme 2012	1,824	—	—
2014 Share Plan	264	—	—
2015 Share Plan	60	—	—
Other share option awards	554	—	—
Management scheme (staff share grant)	16,741	16,847	1,185
	$21,915	$18,421	$1,888

Joint Stock Ownership Plan

In April 2012, the Company established a controlled trust called the Eros International Plc Employee Benefit Trust (“JSOP Trust”). The JSOP Trust purchased 2,000,164 shares of the Company out of funds borrowed from the Company and repayable on demand. The Company’s Board, Nomination and Remuneration Committee recommends to the JSOP Trust certain employees, officers and key management personnel, to whom the JSOP Trust will be required to grant shares from its holdings at nominal price. Such shares are then held by the JSOP Trust and the scheme is referred to as the “JSOP Plan.” The shares held by the JSOP Trust are reported as a reduction in stockholders’ equity and termed as ‘JSOP reserves’.

The movement in the shares held by the JSOP Trust is given below:

	Year ended March 31
	2015	2014	2013
Shares held at the beginning of the period	2,000,164	2,000,164	2,000,164
Shares granted to employees	(80,704)	—	—
Shares held at the end of the period	1,919,460	2,000,164	2,000,164

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Employee Stock Option Plans

A summary of the general terms of the grants under stock option plans and stock awards are as follows:

Range of exercise prices
IPO India Plan	INR10 – 161
IPO Plan – June 2006	GBP 5.28
JSOP Plan	$ 11.00 - 15.34
Option award scheme 2012	$ 11.00
2014 Share Plan	$ 14.97 - 18.50
2015 Share Plan	$ 14.97 - 19.17
Other share option awards	$ 18.88

Employees covered under the stock option plans are granted an option to purchase shares of the Company at the respective exercise prices, subject to requirement of vesting conditions (generally service conditions). These options generally vest in tranches over a period of three to five years from the date of grant. Upon vesting, the employees can acquire one share for every option. The maximum contractual term for these stock option plans ranges between two to ten years.

The activity in these stock option plans is summarized below:

		Year ended March 31
		2015		2014		2013
	Name of Plan	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	IPO India Plan	1,397,682	INR 120	1,176,568	INR 112	811,861	INR 152
Granted		691,961	10	300,000	150	571,160	74
Exercised		(534,084)	153	(51,850)	98	(184,483)	161
Forfeited and lapsed		(118,159)	147	(27,036)	175	(21,970)	116
Outstanding at the end of the year		1,437,400	INR 52	1,397,682	INR 120	1,176,568	INR 112
Exercisable at the end of the year		413,337	INR 82	646,474	INR 136	312,687	INR 102

Outstanding at the beginning of the year	IPO Plan June 2006	62,438	GBP 5.28	62,438	GBP 5.28	62,438	GBP 5.28
Granted		—	—	—	—	—	—
Exercised		—	—	—	—	—	—
Forfeited and lapsed		—	—	—	—	—	—
Outstanding at the end of the year		62,438	GBP 5.28	62,438	GBP 5.28	62,438	GBP 5.28
Exercisable at the end of the year		62,438	GBP 5.28	62,438	GBP 5.28	62,438	GBP 5.28

Outstanding at the beginning of the year	JSOP Plan	2,000,164	$11.00	2,000,164	$11.00	2,000,164	$11.00
Granted		242,035	15.34	—	—	—	—
Exercised		(80,704)	11.00	—	—	—	—
Forfeited and lapsed		(437,838)	11.00	—	—	—	—
Outstanding at the end of the year		1,723,657	$11.60	2,000,164	$11.00	2,000,164	$11.00
Exercisable at the end of the year		196,642	$11.00	—	—	—	—

Outstanding at the beginning of the year	Option award scheme 2012	—	—	—	—	—	—
Granted		807,648	$11.00	—	—	—	—
Exercised		133,603	11.00	—	—	—	—
Forfeited and lapsed		—	—	—	—	—	—
Outstanding at the end of the year		674,045	$11.00	—	—	—	—
Exercisable at the end of the year		—	—	—	—	—	—

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		Year ended March 31
		2015		2014		2013
	Name of Plan	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	2014 Share Plan	—	—	—	—	—	—
Granted		230,000	$16.27	—	—	—	—
Exercised		—	—	—	—	—	—
Forfeited and lapsed		—	—	—	—	—	—
Outstanding at the end of the year		230,000	$16.27	—	—	—	—
Exercisable at the end of the year		—	—	—	—	—	—

Outstanding at the beginning of the year	2015 Share Plan	—	—	—	—	—	—
Granted		200,000	$17.46	—	—	—	—
Exercised		—	—	—	—	—	—
Forfeited and lapsed		—	—	—	—	—	—
Outstanding at the end of the year		200,000	$17.46	—	—	—	—
Exercisable at the end of the year		—	—	—	—	—	—

Outstanding at the beginning of the year	Other share option awards	—	—	—		—
Granted		500,000	$18.88	—	—	—	—
Exercised		—	—	—	—	—	—
Forfeited and lapsed		—	—	—	—	—	—
Outstanding at the end of the year		500,000	$18.88	—	—	—	—
Exercisable at the end of the year		—	—	—	—	—	—

The following table summarizes information about outstanding stock options:

	Year ended March 31
	2015			2014			2013
Name of Plan	Weighted average remaining life (Years)	Weighted average exercise price		Weighted average remaining life (Years)	Weighted average exercise price		Weighted average remaining life (Years)	Weighted average exercise price
IPO India Plan	2.90	INR	52	2.63	INR	120	3.36	INR	109
IPO Plan June 2006	1.00	GBP	5.28	2.00	GBP	5.28	3.00	GBP	5.28
JSOP Plan	7.30		$11.60	8.00		$11.00	9.00		$11.00
Option award scheme 2012	5.50		$11.00	—		—	—		—
2014 Share Plan	6.47		$16.27	—		—	—		—
2015 Share Plan	6.49		$17.46	—		—	—		—
Other share option awards	5.00		$17.98	—		—	—		—

The following table summarizes information about inputs to the fair valuation model for options granted during the year:

	IPO India Plan	JSOP(4)	2012 Option award scheme	2014 Share plan	2015 Share plan	Other share option awards
Expected volatility(1)(2)	25% - 75%	37%	37%	37% - 40%	40%	37%
Option life (Years)	5.00 - 7.00	4.00	2.75	2.50 - 5.50	4.00 - 10.00	5.00
Dividend yield	0%	0%	0%	0%	0%	0%
Risk free rate	7.74% - 8.50%	0.18% - 3.33%	0.28% - 1.04%	0.27% - 1.70%	0.44% - 1.65%	1.00% - 1.46%
Range of fair value of the granted options at the grant date(3)	INR 284 - 380	$4.53	$4.98 - 5.43	$2.94 - 6.59	$3.61 - 6.21	$6.37

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)	The expected volatility in respect of the IPO India Plan is based on Eros International Media Limited’s historic volatility.
(2)	The expected volatility of all other options is based on the historic share price volatility of the Company over time periods comparable to the time from the grant date to the maturity dates of the options.
(3)	The fair value of options under the JSOP Plan was measured using a Monte-Carlo simulation models. Fair value of options granted under all other schemes is measured using a Black Scholes model.
(4)	Options under the JSOP Plan are subject to service and performance conditions as set out in the JSOP deed

Management Scheme (staff share grant)

On September 18, 2013, 5,029,935 ‘A’ ordinary shares were issued to our CEO and Managing Director at $4.02 per share based on the closing market price on such date. These shares are restricted and vest over a period of three years on a pro-rata basis.

On September 9, 2014, 36,000 ‘A’ ordinary shares were issued to certain independent directors at $15.97 per share based on the closing market price on June 5, 2014.

On October 21, 2014, 116,730 ‘A’ ordinary shares were issued to certain employees at $17.07 per share based on the closing market price on such date. These shares are restricted and vest over a period of three years on a pro-rata basis.

On June 5, 2014, 525,000 ‘A’ ordinary share awards were granted to certain executive directors and members of senior management at $14.95 per share based on the closing market price on such date. These share awards vest subject to certain share price conditions being met on or before May 31, 2015 and the employee remaining in service until May 31, 2015. On December 1, 2014, 487,500 of the 525,000 restricted shares were issued. As at March 31, 2015, none of the remaining awards were forfeited.

26	JOINT SHARE OWNERSHIP RESERVE

(in thousands)
Balance at April 1, 2014	$(25,505)
Issue out of treasury shares	1,031

Balance at March 31, 2015	$(24,474)

The Joint share ownership reserve represents the cost of shares issued by Eros International Plc and held by the JSOP Trust to satisfy the requirements of the Joint Share Ownership Plan (see Note 25).  On June 5, 2014, the Board approved discretionary vesting of 20% of the applicable JSOP shares. In November, 2014, 80,704 ‘A’ ordinary shares held by the JSOP Trust were issued to eligible employees.

The number of shares held by the JSOP Trust at March 31, 2015 was 1,919,460 ‘A’ ordinary shares (2014: 2,000,164 Ordinary ‘A’ shares).

27	OTHER COMPONENTS OF EQUITY

	As at March 31 (in thousands)
	2015	2014	2013
Movement in Hedging reserve:
Opening balance	$(2,787)	$(4,020)	$(4,020)
Reclassified to profit or loss	804	1,233	—
Closing balance	$(1,983)	$(2,787)	$(4,020)

Movement in revaluation reserve:
Opening balance	$1,528	$1,528	$233
Gain recognized on revaluation of property, plant and equipment	—	—	1,295
Closing balance	$1,528	$1,528	$1,528

Movement in Available for sale fair value reserve:
Opening balance	$5,802	$5,802	$5,802
Impairment loss on available-for-sale financial assets	820	—	—
Closing balance	$6,622	$5,802	$5,802

Movement in Foreign Currency Translation Reserves
Opening balance	$(43,858)	$(32,742)	$(20,534)
Other comprehensive loss due to translation of foreign operations	(6,190)	(11,116)	(12,208)
Closing balance	$(50,048)	$(43,858)	$(32,742)

Total Other Components of Equity	$(43,881)	$(39,315)	$(29,432)

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28	SIGNIFICANT NON-CASH EXPENSES

Significant non-cash expenses, except loss on sale of assets, share based compensation, depreciation, derivative interest and amortization were as follows:

	As at March 31
	2015	2014	2013
	(in thousands)
Net loss/(gain) on held for trading financial liabilities	$7,801	$(5,177)	$5,667
Impairment loss on available-for-sale financial assets	1,307	—	—
Provisions for trade and other receivables	3,963	2,166	427
Impairment loss on content advances	3,431	4,081	2,442
Others	503	788	(2,447)
	$17,005	$1,858	$6,089

29	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

Management of Capital Risk and Financial Risk

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance. The capital structure of the Group consists of debt, which includes the borrowings, cash and cash equivalents and equity attributable to equity holders of Eros, comprising issued capital, reserves and retained earnings as disclosed in Notes 20 and 22 and the consolidated statement of changes in equity.

The gearing ratio at the end of the reporting period was as follows:

	As at March 31
	20145	2014
	(in thousands)
Debt (net of debt issuance cost of $2,940,000 (2014: $1,716,000))	$314,670	$258,133
Cash and cash equivalents	153,664	145,449
Net debt	161,006	112,684
Equity	756,055	578,041
Net debt to equity ratio	21.3%	19.5%

Debt is defined as long and short-term borrowings (excluding derivatives). Equity includes all capital and reserves of the Group that are managed as capital.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Categories of financial instruments

	2015	2014
	(in thousands)
Financial assets

Available-for-sale investments	$29,917	$30,340
Other financial assets(1)	363,106	267,634
	$393,023	$297,974
Financial liabilities at amortized cost
Trade payables excluding value added tax and other tax payables	$26,126	$29,827
Borrowings	314,670	258,133
Financial Liabilities at fair value through profit or loss
Derivatives at fair value through profit or loss - held for trading	19,284	11,483
	$360,080	$299,443

(1) Other financial assets includes loans and receivables, excluding prepaid charges and statutory receivables, and includes cash and cash equivalents and restricted deposits held with banks.

Financial risk management objectives

Based on the operations of the Group throughout the world, Management considers that the key financial risks that it faces are credit risk, currency risk, liquidity risk and interest rate risk. The objectives under each of these risks are as follows:

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

Credit Risk

The Group’s credit risk is principally attributable to its trade receivables, advances, financial guarantees and cash balances. As a number of the Group’s trading activities require third parties to report revenues due to the Group this risk is not limited to the initial agreed sale or advance amounts. The amounts shown within the statement of financial position in respect of trade receivables and advances are net of allowances for doubtful debts based upon objective evidence that the Group will not be able to collect all amounts due.

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

The credit risk on cash balances and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

The Group from time to time will have significant concentration of credit risk in relation to individual theatrical releases, television syndication deals or music licenses. This risk is mitigated by contractual terms which seek to stagger receipts and/or the release or airing of content. As at March 31, 2015, 56% (2014: 33%) of trade account receivables were represented by the top five debtors. The maximum exposure to credit risk is that shown within the statement of financial position. The maximum credit exposure on financial guarantees given by the Group for various financial facilities is described in Note 30.

As at March 31, 2015, the Group did not hold any collateral or other credit enhancements to cover its credit risks associated with its financial assets.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

As at the statement of financial position date there were no outstanding forward foreign exchange contracts. The Group adopts a policy of borrowing where appropriate in the local currency as a hedge against translation risk. The table below shows the Group’s net foreign currency monetary assets and liabilities position in the main foreign currencies, translated to USD equivalents, as at the year-end:

		Net Balance
	USD	GBP	Other
		(in thousands)
As at March 31, 2015	10,420	(3,763)	238
As at March 31, 2014	906	7,941	216

The above exposure to foreign currency arises where a consolidated entity holds monetary assets and liabilities denominated in a currency different to the functional currency of that entity.

A uniform decrease of 10% in exchange rates against all foreign currencies in position as of March 31, 2015 would have increased in the Company’s net income before tax by approximately $731,000 (2014: $1,007,000 and 2013: $1,236,000) on net income. An equal and opposite impact would be experienced in the event of an increase by a similar percentage.

Our sensitivity to foreign currency has decreased during the year ended March 31, 2015 as a result of an increase in assets compared to liabilities denominated in foreign currency over the comparative period. In Management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk because the exposure at the end of the reporting period does not reflect the exposure during the year.

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

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
As at March 31, 2015
Borrowing principal payments	$314,670	$96,397	$136,608	$4,867	$76,798
Borrowing interest payments	41,908	9,963	14,928	9,985	7,032
Derivative financial instruments	19,284	—	—	—	19,284
Trade and other payables	29,453	29,453	—	—	—

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
As at March 31, 2014
Borrowing principal payments	$258,133	$92,879	$158,872	$6,382	$—
Borrowing interest payments	22,217	11,054	10,547	616	—
Derivative financial instruments	11,483	—	—	—	11,483
Trade payables	31,611	31,611	—	—	—

At March 31, 2015, the Group had facilities available of $318,409,000 (2014: $277,891,000) and had net undrawn amounts of $800,000 (2014: $19,757,000) available.

In addition, the Group has issued financial guarantees amounting to $3,014,000 (2014: $8,182,000) in the ordinary course of business, having maturity dates normally up to the next 24 months. The Group did not earn any fees to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

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

Currency, Maturity and Nature of Interest Rate of the Nominal Value of Borrowings

	As at March 31
	2015	%	2014	%
	(in thousands, except percentages)
Currency
U.S. Dollar	$173,198	55%	$195,238	76%
Great British Pounds Sterling	72,623	23%	—	—
Indian Rupees	68,849	22%	62,895	24%
Total	$314,670	100%	$258,133	100%

Maturity
Due before one year	$96,397	31%	$92,879	36%
Due between one and three years	136,608	43%	158,872	62%
Due between four and five years	4,867	2%	6,382	2%
Due after five years	76,798	24%	—	—
	$314,670	100%	$258,133	100%
Nature of rates
Fixed interest rate	$124,375	40%	$80,165	31%
Floating rate	190,295	60%	177,968	69%
Total	$314,670	100%	$258,133	100%

During the current year, the interest exposure was managed through an interest cap on $100 million entered into in 2012. Two written floor contracts each with $100 million notional value were also entered into in 2012.

The effect of these instruments in combination is that the maximum cash outflow is 6% although the written floors mean that should market rates fall below the floor rate, then the interest charged would be twice the floor rate, although never exceeding 6%. $100 million of the debt facility is classified as floating interest rate borrowings as at March 31, 2015 and 2014.

The sensitivity analysis assumes a parallel shift of 100 basis points interest rate across all yield curves. This calculation also assumes that the change occurs at the statement of financial position date and has been calculated based on risk exposures outstanding as at that date. The period end balances are not necessarily representative of the average debt outstanding during the period.

At 1% increase in underlying bank rates would lead to decrease in the Company’s net income before tax by $397,000 for the year ended March 31, 2015 (2014: $645,000) on net income. An equal and opposite impact would be felt if rates fell by 1%.

This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Financial instruments — disclosure of fair value measurement level

Disclosures of fair value measurements are grouped into the following levels:

•	Level 1 fair value measurements derived from unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 fair value measurements derived from inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
•	Level 3 fair value measurements derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

The table below presents assets and liabilities measured at fair value on a recurring basis, which are all category level 2:

		As at March 31, 2015
		(in thousands)
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	1,056	(1,056)	—
Total	1,056	(1,056)	—

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	(20,340)	1,056	(19,284)
Total	(20,340)	1,056	(19,284)

		As at March 31, 2014
		(in thousands)
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	1,853	(1,853)	—
Total	1,853	(1,853)	—

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	(13,336)	1,853	(11,483)
Total	(13,336)	1,853	(11,483)

Financial assets and liabilities subject to offsetting enforceable master netting arrangements or similar agreements as at March 31, 2015 are as follows:

	As at March 31,2015
	(in thousands)
	Average contract rate	Notional principal amount	Fair value of derivative instrument 2015	Fair value of derivative instrument 2014
2012 Interest Rate Cap	6%	100,000	(1,056)	(1,853)
2012 Interest Rate Floor	0.5% - 3%	100,000	10,170	6,668
2012 Interest Rate Collar	0.5% - 3%	100,000	10,170	6,668
Total			$19,284	$11,483
F-39

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

None of the above derivative instruments is designated in a hedging relationship. A loss of $7,801,000 (2014: $5,177,000 gain) in respect of the above derivative instruments has been recognized in the income statement within other losses. Fair value of interest rate derivative involving interest rate options is estimated as the present value of the estimated future cash flows based on observable yield curves using an option pricing model.

Reconciliation of Level 3 fair value measurements of financial assets

Available for sale of financial assets
(in thousands)

At March 31, 2015	$29,917

At March 31, 2014	$30,340

Other losses include an impairment loss on available-for-sale financial assets amounting to $1,307,000 (2014: $Nil). The loss includes a fair value decline of $820,000 (2014: $Nil) which was previously recognized in other comprehensive income.

There were no transfers between any Levels in any of the years.

30	CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Eros’ material contractual obligations are comprised of contracts related to content commitments.

Total
(in thousands)
As at March 31, 2015	$260,573
As at March 31, 2014	$180,050

The Group has provided certain stand-by letters of credit amounting to $96,196,000 (2014: $99,349,000) which are in the nature of performance guarantees issued while entering into film co-production contracts and are valid until funding obligations under these contracts are met. These guarantees, issued in connection with the aforementioned content commitments, and included in the table above have varying maturity dates and are expected to fall due within a period of one to three years.

In addition, the Group has issued financial guarantees amounting to $3,014,000 (2014: $8,182,000) in the ordinary course of business, and included in the table above, having varying maturity dates up to the next 24 months. The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

Operating lease commitments are disclosed in Note 21.

31	CONTINGENT LIABILITIES

During the year ended March 2015, Eros received two notices from the Commissioner of Service Tax (India) to show cause why an amount aggregating to $31 million for the period April 1, 2009 to March 31, 2014 should not be levied on and paid on account of service tax arising on temporary transfer of copyright services and certain other related matters. Eros has filed its objections against the notice with the authorities. Subsequently in June 2015, Eros received assessment orders from the Commissioner of Service Tax (India) levying tax as stated above and ordering Eros to pay an additional amount of $31 million as interest and penalties in connection with the aforesaid matters. Considering the facts and nature of levies and the ad-interim protection for service tax levy for a certain period granted by the Honorable High Court of Mumbai, the Group expects that the final outcome of this matter will be favorable. Accordingly, based on the assessment made after taking appropriate legal advice, no additional liability has been recorded in Group’s consolidated financial statements.

During the year ended March 2015, Eros also received several assessment orders and demand notices from value added tax and sales tax authorities in India for the payment of amounts aggregating to $3 million (including interest and penalties) for certain fiscal years between April 1, 2005 and March 31, 2011. Eros has appealed against each of these orders, and such appeals are pending before relevant tax authorities. Though there uncertainties are inherent in the final outcome of these matters, the Company believes, based on assessment made after taking legal advice, that the final outcome of the matters will be favorable. Accordingly, no additional liability has been recorded in Group’s consolidated financial statements.

From time to time, Eros is involved in legal proceedings arising in the ordinary course of its business, typically intellectual property litigation and infringement claims related to the company’s feature films and other commercial activities, which could cause it to incur expenses or prevent it from releasing a film. While the resolution of these matters cannot be predicted with certainty, the Group does not believe, based on current knowledge or information available, that any existing legal proceedings or claims are likely to have a material and adverse effect on its financial position, results of operations or cash flows.

There were no other material ongoing litigations at March 31, 2015 and March 31, 2014.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32	RELATED PARTY TRANSACTIONS

		As at March 31,2015		As at March 31,2014
	Details of	(in thousands except in notes below)
	transaction	Liability	Asset	Liability	Asset
Red Bridge Ltd.	President fees	$106	$—	$27	$—
550 County Avenue	Rent/Deposit	261	135	241	135
Line Cross Limited	Rent/Deposit	353	249	—	92
NextGen Films Pvt Ltd.	Purchase/Sale	—	22,677	—	16,823
Everest Entertainment Pvt. Ltd	Purchase/Sale	—	98	—	539
Lulla Family	Rent/Deposit	155	1,130	65	422

Pursuant to a lease agreement that expires on March 31, 2016, Eros International Media Limited leases apartments for studio use at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Manjula K. Lulla, the wife of Kishore Lulla. Beginning August 2010, the lease requires Eros International Media Limited to pay $5,000 each month under this lease. Pursuant to a lease that expires in September 30, 2015, Eros International Media Limited leases for use as executive accommodations the property Aumkar Bungalow, Gandhi Gram Road, Juhu, Mumbai, from Sunil Lulla (see deposits in the table above).

Pursuant to a lease agreement that expires on January 4, 2020, Eros International Media Limited leases office premise for studio use at Supreme Chambers, 5th Floor, Andheri (W), Mumbai from Kishore and Sunil Lulla. Beginning January 2015, the lease requires Eros International Media Limited to pay $65,000 each month under this lease.

Pursuant to a lease agreement that expired on March 31, 2015, which was subsequently renewed, the Group leased for U.S. corporate offices, the real estate property at 550 County Avenue, Secaucus, New Jersey, from 550 County Avenue Property Corp, a Delaware corporation owned by Beech Investments and of which our President of Americas Operations Ken Naz serves as a Director. The lease commenced on April 1, 2010, and required the Group to pay $11,000 each month. The lease was renewed on April 1, 2015 for a further period of five years on the same terms.

Pursuant to a lease agreement that expires in March 2018, including renewal periods, the Group leases for U.K. corporate offices, the real property at 13 Manchester Square, London from Linecross Limited, a U.K. company owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary. The current lease commenced on November 19, 2009 and requires the Group to pay $153,000 each quarter.

Pursuant to an agreement the Group entered into with Redbridge Group Ltd. on June 27, 2006, the Group agreed to pay an annual fee set each year of $325,000, $339,000 and $322,000 in the respective years ended March 31, 2015, 2014 and 2013, for the services of Arjan Lulla, the father of Kishore Lulla and Sunil Lulla, grandfather of Rishika Lulla Singh, uncle of Vijay Ahuja and Surender Sadhwani and an employee of Redbridge Group Ltd. The agreement makes Arjan Lulla honorary life president and provides for services including attendance at Board meetings, entrepreneurial leadership and assistance in setting the Group’s strategy. Redbridge Group Ltd. is an entity owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary.

The Group has engaged in transactions with NextGen Films Pvt. Ltd., an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla, each of which involved the purchase and sale of film rights. In the year ended March 31, 2015 NextGen Films Pvt. Ltd. sold film rights $23,550,000 (2014: $22,205,000, 2013: $23,613,000) to the Group, and purchased film rights, including production services, of $275,000 (2014: $3,923,000 and 2013: $3,859,000).

The Group also engaged in transactions with Everest Entertainment Pvt. Ltd. entity owned by the brother of Manjula K. Lulla, wife of Kishore Lulla, which is involved in the purchase and sale of film rights. In March 31, 2015, Everest Entertainment Pvt. Ltd. sold film rights of $408,000 (2014: $18,000 and 2013: $16,000) to the Group.

During the year the Group has made charitable donations to the Lulla Foundation of $Nil (2014: $Nil, 2013: $21,000) of which Kishore Lulla is a trustee.

All of the amounts outstanding are unsecured and will be settled in cash.

As at March 31, 2015, the Group has provided performance guarantee to a bank amounting to $32,500,000 (2014: $26,306,000) in connection with funding commitments. under film co-production agreements with NextGen Films Pvt. Ltd and having varying maturity dates upto the next 24 months.  The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused. These amounts are included in content commitments under Note 30 above.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33	MAJOR CONSOLIDATED ENTITIES

	Date	Country of Incorporation	% of voting rights held
Copsale Limited	June 2006	BVI	100.00
Eros Australia Pty Limited	June 2006	Australia	100.00
Eros International Films Pvt. Limited	June 2006	India	100.00
Eros International Limited	June 2006	U.K.	100.00
Eros International Media Limited	June 2006	India	74.40
Eros International USA Inc	June 2006	U.S.	100.00
Eros Music Publishing Limited	June 2006	U.K.	100.00
Eros Network Limited	June 2006	U.K.	100.00
Eros Pacific Limited	June 2006	Fiji	100.00
Eros Worldwide FZ-LLC	June 2006	UAE	100.00
Big Screen Entertainment Pvt. Limited	January 2007	India	64.00
Ayngaran International Limited	October 2007	IOM	51.00
Ayngaran International Media Pvt. Limited	October 2007	India	51.00
Ayngaran International UK Limited	October 2007	U.K.	51.00
EyeQube Studios Pvt. Limited	January 2008	India	99.99
Acacia Investments Holdings Limited	April 2008	IOM	100.00
Ayngaran Anak Media Pvt. Limited	October 2008	India	51.00
Belvedere Holdings Pte. Ltd.	March 2010	Singapore	100.00
Eros International Pte Ltd.	August 2010	Singapore	100.00
Digicine Pte. Limited	March 2012	Singapore	100.00
Colour Yellow Productions Pvt. Limited	May 2014	India	50.00
Eros Digital FZ LLC	February 2015	UAE	100.00
Eros Holdings FZ LLC	February 2015	UAE	100.00

All of the companies were involved with the distribution of film content and associated media. All the companies are indirectly owned with the exception of Eros Network Limited, Eros Worldwide FZ-LLC and Eros International Pte Ltd.

On January 13, 2014, Group shareholdings of Eros International Media Ltd (EIML) reduced to 74.83% by the exercise of ESOP by the employees and subsequent to the exercise of ESOP by the employees in the current year, the Group’s shareholding reduced to 74.40%.

In addition to the above the Eros International Plc Employee Benefit Trust, a Jersey based Trust has been consolidated as it is a fully controlled Trust.

34	NON-CONTROLLING INTERESTS

Details of subsidiary that have material non-controlling interests

The Group has a number of subsidiaries held directly and indirectly which operate and are incorporated around the world. Note 33 to the financial statements lists details of the major consolidated entities and the interests in these subsidiaries. The non-controlling interests that are material to the Group relate to Eros International Media Limited whose principal place of business is in India.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below shows the summarized financial information of Eros International Media Limited where as at March 31, 2015, non-controlling interests held an economic interest by virtue of shareholding of 25.60% (March 2014: 25.17%). This summarized financial information represents amounts before inter-company eliminations.

	Year ended March 31
	2015	2014
	(in thousands)
Current assets	$50,907	$72,910
Non-current assets	276,027	205,489
Current liabilities	104,653	79,102
Non-current liabilities	56,840	50,607
Equity attributable to owners of the Group	123,055	111,265
Equity attributable to non-controlling interests	$42,386	$37,425

Revenue	$177,596	$141,985
Expenses	156,726	123,225
Profit for the year	$20,870	$18,760
Profit attributable to the owners of the Group	$15,523	$14,038
Profit attributable to non-controlling interests	$5,347	$4,722

Other comprehensive income attributable to the owners of the Group	$(4,314)	$(10,177)
Other comprehensive income attributable to non-controlling interests	(1,486)	(3,423)
Other comprehensive income during the year	$(5,800)	$(13,600)
Total comprehensive income attributable to the owners of the Group	11,209	3,861
Total comprehensive income attributable to non-controlling interests	3,861	1,299
Total comprehensive income during the year	$15,070	$5,160

Net cash inflow from operating activities	$124,549	$89,986
Net cash outflow from investing activities	(145,465)	(76,055)
Net cash inflow from financing activities	2,169	1,117
Net cash (outflow)/inflow	$(18,747)	$15,048

No dividends were paid to non-controlling interests during the year (2014: $Nil).

35	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

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

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.1.	Goodwill

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

35.2.	Basis of Consolidation

The Group evaluates arrangements with special purpose vehicles in accordance with of IFRS 10 – Consolidated Financial Statements to establish how transactions with such entities should be accounted for. This requires a judgment over control such that it is exposed, or has rights, to variable returns and can influence the returns attached to the arrangements.

35.3.	Intangible Assets

The Group is required to identify and assess the useful life of intangible assets and determine their income generating life. Judgment is required in determining this and then providing an amortization rate to match this life as well as considering the recoverability or conversion of advances made in respect of securing film content or the services of talent associated with film production.

Accounting for the film content requires Management’s judgment as it relates to total revenues to be received and costs to be incurred throughout the life of each film or its license period, whichever is the shorter. These judgments are used to determine the amortization of capitalized film content costs. The Group uses a stepped method of amortization on first release film content writing off more in year one which recognizes initial income flows and then the balance over a period of up to nine years. In the case of film content that is acquired by the Group after its initial exploitation, commonly referred to as Library, amortization is spread evenly over the lesser of 10 years or the license period. Management’s policy is based upon factors such as historical performance of similar films, the star power of the lead actors and actresses and others. Management regularly reviews, and revises when necessary, its estimates, which may result in a change in the rate of amortization and/or a write down of the asset to the recoverable amount.

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

35.4.	Valuation of Available-for-Sale Financial Assets

The Group follows the guidance of IAS 39 – Financial Instruments: Recognition and Measurement to determine, where possible, the fair value of its available-for-sale financial assets. This determination requires significant judgment. In making this judgment, the Group evaluates, among other factors, the duration and extent to which the fair value of an investment is less or more than its cost; the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flow.

35.5.	Income Taxes and Deferred Taxation

The Group is subject to income taxes in various jurisdictions. Judgment is required in determining the worldwide provision for income taxes. Judgment is required when determining whether the Group should recognize a deferred tax asset, based on whether Management considers there is sufficient certainty in future earnings to justify the carry forward of assets created by tax losses and tax credits. Judgment is also required when determining whether the Group should recognize a deferred tax liability on undistributed earnings of subsidiaries. Where the ultimate outcome is different than that which was initially recorded there will be an impact on the income tax and deferred tax provisions.

35.6.	Share Based Payments

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

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36	ADOPTION OF NEW AND REVISED STANDARDS

36.1.	Standards, Interpretations and Amendments to Published Standards that are not yet effective

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for our accounting periods beginning on or after April 1, 2015 or later periods. Those which are considered to be relevant to Group’s operations are set out below.

i.	In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). This standard provides a single, principle-based five-step model to be applied to all contracts with customers. Guidance is provided on topics such as the point at which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various other related matters. IFRS 15 also introduced new disclosure requirements with respect to revenue.

The five steps in the model under IFRS 15 are : (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contracts; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 replaces the following standards and interpretations:

•	IAS 11 “Construction Contracts”

•	IAS 18 “Revenue”

•	IFRIC 13 “Customer Loyalty Programmes”

•	IFRIC 15 “Agreements for the Construction of Real Estate”

•	IFRIC 18 “Transfers of Assets from Customers”

•	SIC-31 “Revenue - Barter Transactions Involving Advertising Services”

When first applying IFRS 15, it should be applied in full for the current period, including retrospective application to all contracts that were not yet complete at the beginning of that period. In respect of prior periods, the transition guidance allows an option to either:

•	apply IFRS 15 in full to prior periods (with certain limited practical expedients being available); or

•	retain prior period figures as reported under the previous standards, recognizing the cumulative effect of applying IFRS 15 as an adjustment to the opening balance of equity as at the date of initial application (beginning of current reporting period).

IFRS 15 is effective for fiscal years beginning on or after January 1, 2017. Earlier application is permitted. The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

ii.	In May 2014, the IASB issued two amendments with respect to IAS 16 “Property, Plant and Equipment” (“IAS 16”) and IAS 38 “Intangible Assets” (“IAS 38”) dealing with acceptable methods of depreciation and amortization.

The amended IAS 16 prohibits entities from using a revenue based depreciation method for items of property, plant and equipment. Further the amendment under IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible assets. However this presumption can only be rebutted in two limited circumstances:

i)	the intangible is expressed as a measure of revenue i.e. when the predominant limiting factor inherent in an intangible asset is the achievement of a contractually specified revenue threshold; or

ii)	it can be demonstrated that revenue and the consumption of economic benefits of the intangible assets are highly correlated. In these circumstances, revenue expected to be generated from the intangible assets can be an appropriate basis for amortization of the intangible asset.

The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The Company is currently evaluating the impact that this amendment to IAS 16 and IAS38 will have on its consolidated financial statements.

EROS INTERNATIONAL PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

iii.	In July 2014, the IASB finalized and issued IFRS 9 – Financial Instruments (“IFRS 9”). IFRS 9 replaces IAS 39 “Financial instruments: recognition and measurement, the previous Standard which dealt with the recognition and measurement of financial instruments in its entirety upon the former’s effective date.

Key requirements of IFRS 9:

i.	Replaces IAS 39’s measurement categories with the following three categories:

•	fair value through profit or loss (‘FVTPL’)

•	fair value through other comprehensive income (‘FVTOCI’)

•	amortized cost

ii.	Eliminates the requirement for separation of embedded derivatives from hybrid financial assets, the classification requirements to be applied to the hybrid financial asset in its entirety.

iii.	Requires an entity to present the amount of change in fair value due to change in entity’s own credit risk in other comprehensive income.

iv.	Introduces new impairment model, under which the “expected” credit loss are required to be recognized as compared to the existing “incurred” credit loss model of IAS 39.

v.	Fundamental changes in hedge accounting by introduction of new general hedge accounting model which:

•	Increases the eligibility of hedged item and hedging instruments;

•	Introduces a more principles–based approach to assess hedge effectiveness.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Earlier application is permitted provided that all the requirements in the Standard are applied at the same time with two exceptions:

i.	The requirement to present changes in the fair value of a liability due to changes in own credit risk may be applied early in isolation;

ii.	Entity may choose as its accounting policy choice to continue to apply hedge accounting requirements of IAS 39 instead of new general hedge accounting model as provided in IFRS 9.

The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

37.	ACQUISITION OF UNDERTAKING

On June 9, 2014, our subsidiary undertaking EIML executed a binding term sheet (“Term Sheet”) to acquire a controlling stake in Universal Power Systems Private Limited (“Techzone”), a company involved in mobile value added services that has a billing integration in place with major telecom operators in India. EIML has made an advance of $2.5 million to Techzone ahead of completion of transaction to provide working capital. Subsequently, EIML has entered into a share purchase agreement (“Share Purchase Agreement”) dated February 24, 2015 with Techzone and its promoters to acquire the entire shareholding of Techzone from its promoters (“Transaction”). The Transaction will conclude upon receipt of applicable regulatory approvals and fulfillment of other closing conditions listed in the Share Purchase Agreement. As at the authorization date of these financial statements, EIML is awaiting applicable regulatory approval before the Transaction can be concluded.

