Form 20-F/A
period 2014-03-31
Eros International PLC
filed 2015-08-20
CIK 1532981

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-36176

EROS INTERNATIONAL PLC

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Isle of Man

(Jurisdiction of Incorporation or Organization)

550 County Avenue

Secaucus, New Jersey 07094
Tel: (201) 558 9001

(Address of Principal Executive Office)

Richard Vanderplank

Fort Anne, South Quay

Douglas, Isle of Man

Tel: (44) 1624 638 300

Email: law@cains.com

(Name, Telephone, E-mail/and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
A ordinary share, par value GBP 0.30 per share	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At March 31, 2014, 23,519,340 ‘A’ ordinary shares and 25,555,220 ‘B’ ordinary shares par value GBP 0.30 per share, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes  ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes  ☑ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☑ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17  ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes  ☑ No

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F of Eros International Plc (the “Company”) for the fiscal year ended March 31, 2014 (the “2014 Form 20-F”), which was originally filed with the Securities and Exchange Commission on June 17, 2014, is being filed for the sole purpose of amending Item 19 to include the certifications specified within instruction B(e) under “General Rules and Regulations That Apply to this Form” and instructions 12 and 13 under “Instructions as to Exhibits” to Form 20-F. Amendment No. 1 speaks as of the filing date of the 2014 Form 20-F on June 17, 2014. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the 2014 Form 20-F, or reflect any events that have occurred after the 2014 Form 20-F was originally filed.

i

TABLE OF CONTENTS

EROS INTERNATIONAL PLC

ii

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
iii

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
86

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
92

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Part III — Item 18. Financial Statements” for a list of our consolidated financial statements included elsewhere in this annual report.

ITEM 18. FINANCIAL STATEMENTS

The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

·	Report of Independent Registered Public Accounting Firm Grant Thornton India LLP

·	Report of Independent Registered Public Accounting Firm Grant Thornton UK LLP

·	Consolidated Statements of Financial Position as at March 31, 2014 and 2013

·	Consolidated Statements of Income for the years ended March 31, 2014, 2013 and 2012

·	Consolidated Statements of Comprehensive Income / (Loss) for the years ended March 31, 2014, 2013 and 2012

·	Consolidated Statements of Changes in Equity for the years ended March 31, 2014, 2013 and 2012

·	Consolidated Statements of Cash Flows for the years ended March 31, 2014, 2013 and 2012

·	Notes to Consolidated Financial Statements

ITEM 19.	EXHIBITS

Exhibit Number	Title

1.1	Memorandum of Association, incorporated by reference to Ex. 3.1 to the Company’s Registration Statement on Form F-1, File No. 333-180469 (the “Form F-1”)

1.2	Articles of Association, incorporated by reference to Ex. 3.2 to the Form F-1

2.1	Form of A Share Certificate, incorporated by reference to Ex. 4.1 to the Form F-1

4.1	Relationship Agreement, dated as of December 16, 2009, between Eros International Media Limited, the Company and Eros Worldwide FZ-LLC, incorporated by reference to Ex. 10.1 to the Form F-1

4.2	Shareholders’ Agreement, dated as of January 13,2007, between Eros Multimedia Private Limited and The Group and Big Screen Entertainment Private Limited, incorporated by reference to Ex. 10.2 to the Form F-1

4.3	Shareholders’ Agreement, dated as of July 11,2007, incorporated by reference to Ex. 10.3 to the Form F-1

4.4	Employment Agreement of Sunil Lulla as Executive Vice Chairman of Eros International Medial Limited, dated September 29, 2009, , incorporated by reference to Ex. 10.4 to the Form F-1

4.5	Service Agreement of Andrew Heffernan as Chief Financial Officer, date June 27, 2006, , incorporated by reference to Ex. 10.5 to the Form F-1

4.6	Service Agreement of Kishore Lulla as Chairman and Chief Executive Officer, dated June 27, 2006, incorporated by reference to Ex. 10.6 to the Form F-1

4.7	Service Agreement of Vijay Ahuja as Vice Chairman and President (International), dated June 27, 2006, incorporated by reference to Ex. 10.7 to the Form F-1

4.8	Rules of the Eros International Plc Bonus Share Plan Unapproved Option Scheme 2006, dated May 17, 2006, incorporated by reference to Ex. 10.8 to the Form F-1

4.9	Credit Facility, dated January 5, 2012, between Eros International Plc, Citibank, N.A., London Branch, Lloyds TSB Bank Plc and the Royal Bank of Scotland Plc, with Lloyds TSB Bank Plc as Facility Agent, in the original principal amount of $125 million, incorporated by reference to Ex. 10.9 to the Form F-1

4.10	Increase Confirmation, dated January 12, 2012, from UBS AG, Singapore Branch, to Lloyds TSB Bank Plc as Facility Agent and Eros International Plc, incorporated by reference to Ex. 10.10 to the Form F-1

4.11	IPO Plan Form of Option Agreement, incorporated by reference to Ex. 10.11 to the Form F-1

4.12	Eros International Media Pvt. Ltd. ESOP 2009, incorporated by reference to Ex. 10.12 to the Form F-1

4.13	Form of Joint Share Ownership Deed Measured By Total Share Return, incorporated by reference to Ex. 10.13 to the Form F-1

4.14	Form of Joint Share Ownership Deed Measured By Super Total Share Return, incorporated by reference to Ex. 10.14 to the Form F-1

4.15	Form of Joint Share Ownership Deed Measured By Earnings Per Share, incorporated by reference to Ex. 10.12 to the Form F-1

4.16	Employee Benefit Trust Deed, incorporated by reference to Ex. 10.16 to the Form F-1

4.17	Form of Option Agreement for Option Awards Approved April 17, 2012, incorporated by reference to Ex. 10.17 to the Form F-1

4.18	Service Agreement of Jyoti Deshpande as Group Chief Executive Officer and Managing Director of Eros International Plc, date September 5, 2013, incorporated by reference to Ex. 10.18 to the Form F-1

4.19	Employment Agreement of Jyoti Deshpande as Executive Director of Eros International Media Limited, dated August 29, 2013, incorporated by reference to Ex. 10.19 to the Form F-1

4.20	Service Agreement of Jyoti Deshpande as Chief Executive Officer of Eros International Limited, dated September 1, 2013, incorporated by reference to Ex. 10.20 to the Form F-1

4.21	Service Agreement of Vijay Ahuja as Executive Director of Eros International Pte Ltd, date April 1, 2013, incorporated by reference to Ex. 10.21 to the Form F-1

4.22	Service Agreement of Pranab Kapadia as President – Europe & Africa of Eros International Ltd., dated December 1, incorporated by reference to Ex. 10.22 to the Form F-1

4.23	Form of Increase Confirmation, dated July 31, 2013, from HSBC Bank Plc to Lloyds TSB Bank Plc as Facility agent and Eros International Plc, incorporated by reference to Ex. 10.23 to the Form F-1

8.1	Subsidiaries of Eros International Plc

12.1*	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)

12.2*	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)

13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350

13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350

15.1	Consent of Grant Thornton UK LLP

15.2	Consent to Use of Federation of Indian Chambers of Commerce and Industry – KPMG Indian Media and Entertainment Industry Reports

*	Filed with this Amendment No. 1 on Form 20-F/A.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on its behalf.

EROS INTERNATIONAL PLC

/s/ Jyoti Deshpande
Jyoti Deshpande
Group Chief Executive Officer

Date: August 20, 2015

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

