Form 20-F/A
period 2015-03-31
Eros International PLC
filed 2015-08-20
CIK 1532981

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

This Amendment No. 1 to the Annual Report on Form 20-F of Eros International Plc (the “Company”) for the fiscal year ended March 31, 2015 (the “2015 Form 20-F”), which was originally filed with the Securities and Exchange Commission on July 8, 2015, is being filed for the sole purpose of amending Item 19 to include the certifications specified within instruction B(e) under “General Rules and Regulations That Apply to this Form” and instructions 12 and 13 under “Instructions as to Exhibits” to Form 20-F. Amendment No. 1 speaks as of the filing date of the 2015 Form 20-F on July 8, 2015. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the 2015 Form 20-F, or reflect any events that have occurred after the 2015 Form 20-F was originally filed.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Part III — Item 18. Financial Statements” for a list of our consolidated financial statements included elsewhere in this annual report.

ITEM 18. FINANCIAL STATEMENTS

The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

·	Report of Independent Registered Public Accounting Firm Grant Thornton India LLP

·	Consolidated Statements of Financial Position as at March 31, 2015 and 2014

·	Consolidated Statements of Income for the years ended March 31, 2015, 2014 and 2013

·	Consolidated Statements of Comprehensive Income for the years ended March 31, 2015, 2014 and 2013

·	Consolidated Statements of Changes in Equity for the years ended March 31, 2015, 2014 and 2013

·	Consolidated Statements of Cash Flows for the years ended March 31, 2015, 2014 and 2013

·	Notes to Consolidated Financial Statements

ITEM 19.	EXHIBITS

Exhibit Number	Title
1.1	Memorandum of Association
1.2	Articles of Association
2.1	Form of A Share Certificate
4.1	Relationship Agreement, between Eros International Media Limited, the Company and Eros Worldwide FZ-LLC, dated December 16, 2009
4.2	Shareholders’ Agreement, between Eros Multimedia Private Limited and the Group and Big Screen Entertainment Private Limited, dated January 13, 2007
4.3	Shareholders’ Agreement for Ayngaran International Limited, dated July 11, 2007
4.4	Employment Agreement of Sunil Lulla as Executive Vice Chairman of Eros International Medial Limited, dated September 29, 2009
4.5	Service Agreement of Andrew Heffernan as Chief Financial Officer, date June 27, 2006
4.6	Service Agreement of Kishore Lulla as Chairman and Chief Executive Officer, dated June 27, 2006
4.7	Service Agreement of Vijay Ahuja as Vice Chairman and President (International), dated June 27, 2006
4.8	Rules of the Eros International Plc Bonus Share Plan Unapproved Option Scheme 2006, dated May 17, 2006
4.9	Credit Facility, between Eros International Plc, Citibank, N.A., London Branch, Lloyds TSB Bank Plc and the Royal Bank of Scotland Plc, with Lloyds TSB Bank Plc as Facility Agent, in the original principal amount of $125 million, dated January 5, 2012
4.10	Increase Confirmation, from UBS AG, Singapore Branch, to Lloyds TSB Bank Plc as Facility Agent and Eros International Plc, dated January 12, 2012
4.11	IPO Plan Form of Option Agreement
4.12	Eros International Media Pvt. Ltd. ESOP 2009
4.13	Form of Joint Share Ownership Deed Measured By Total Share Return
4.14	Form of Joint Share Ownership Deed Measured By Super Total Share Return
4.15	Form of Joint Share Ownership Deed Measured By Earnings Per Share
4.16	Employee Benefit Trust Deed
4.17	Form of Option Agreement for Option Awards approved April 17, 2012
4.18	Service Agreement of Jyoti Deshpande as Group Chief Executive Officer and Managing Director of Eros International Plc, dated September 5, 2013
4.19	Employment Agreement of Jyoti Deshpande as Executive Director of Eros International Media Limited, dated August 29, 2013
4.20	Service Agreement of Jyoti Deshpande as Chief Executive Officer of Eros International Limited, dated September 1, 2013
4.21	Service Agreement of Vijay Ahuja as Executive Director of Eros International Pte Ltd, dated April 1, 2013
4.22	Service Agreement of Pranab Kapadia as President – Europe & Africa of Eros International Ltd., dated December 1, 2007
4.23	Form of Increase Confirmation, from HSBC Bank Plc to Lloyds TSB Bank Plc as Facility agent and Eros International Plc, dated July 31, 2013
4.24	Service Agreement of Prem Parameswaran as Chief Financial Officer and President of North America, dated May 26, 2015

4.25	Service Agreement of Rishika Lulla Singh as Chief Executive Officer – Eros Digital FZ LLC, dated July 3, 2015
4.26	Service Agreement of David Maisel as Non-Executive Director, dated February 13, 2015
4.27	Service Agreement of Rajeev Misra as Non-Executive Director, dated June 17, 2015
4.28	Form of 2014 Option Agreement for Option Awards
4.29	Form of 2015 Option Agreement for Option Awards
4.30	Trust Deed constituting the £50 million 6.50% Bonds due 2021, dated October 15, 2014
4.31	Amended Credit Agreement, between Eros International Plc, Citibank, N.A., London Branch, Lloyds TSB Bank Plc and the Royal Bank of Scotland Plc, dated February 12, 2015
8.1	Subsidiaries of Eros International Plc
12.1*	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)
12.2*	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350
13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350
15.1	Consent to Use of Federation of Indian Chambers of Commerce and Industry – KPMG Indian Media and Entertainment Industry Reports

*	Filed with this Amendment No. 1 on Form 20-F/A.

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

