Form 20-F
period 2016-03-31
Eros International PLC
filed 2016-07-27
CIK 1532981

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-32945

EROS INTERNATIONAL PLC
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Isle of Man
(Jurisdiction of incorporation or organization)

550 County Avenue Secaucus, New Jersey 07094 Tel: (201) 558 9001
(Address of principal executive offices)

Oliver Webster Fort Anne, South Quay Douglas, Isle of Man Tel: (44) 1624 638 300 Email: law@cains.com
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

At March 31, 2016, 32,949,314 ‘A’ ordinary shares and 24,960,654 ‘B’ ordinary shares, each at par value GBP 0.30 per share, were issued and outstanding.

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

EROS INTERNATIONAL PLC

i

CONVENTIONS USED IN THIS ANNUAL REPORT

Unless otherwise indicated or required by the context, as used in this annual report, the terms “Eros,” “we,” “us,”, “the Group”, “our” and the “Company” refer to Eros International Plc and all its subsidiaries that are consolidated under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. Our fiscal year ends on March 31 of each year. When we refer to a fiscal year, such as fiscal 2016 or FY 2016, we are referring to the fiscal year ended on March 31 of that year. The “Founders Group” refers to Beech Investments Limited, Kishore Lulla and Vijay Ahuja. “$” and “dollar” refer to U.S. dollars.

“High budget” films refer to Hindi films with direct production costs in excess of $8.5 million and regional films with direct production costs in excess of $7.0 million, in each case translated at the historical average exchange rate for the applicable fiscal year. “Low budget” films refer to Hindi and regional films with less than $1.0 million in direct production costs, in each case translated at the historical average exchange rate for the applicable fiscal year. “Medium budget” films refer to Hindi, Tamil and Telugu films within the remaining range of direct production costs. With respect to low budget films, references to “film releases” refer to theatrical releases or, for films that we did not theatrically release, to our initial DVD, digital or other non-theatrical exhibition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. We caution you that reliance on any forward-looking statement inherently involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These risks and uncertainties include but are not limited to:

•	anonymous letters, to regulators or business associates or anonymous allegations on social media regarding our business practices, accounting practices and/or officers and directors; we are party to class action lawsuits in the U.S.
•	our ability to successfully defend class action law suits we are party to in the U.S.;
•	our ability to successfully and cost-effectively source film content;
•	delays, cost overruns, cancellation or abandonment of the completion or release of our films;
•	our ability to predict the popularity of our films, or changing consumer tastes;
•	our dependence on our relationships with theater operators and other industry participants to exploit our film content;
•	our ability to maintain existing rights, and to acquire new rights, to film content;
•	our dependence on the Indian box office success of our Hindi and high budget Tamil and Telugu films;
•	Eros Now has limited operating history and may incur operating losses and negative cash flow in future periods
•	our ability to recoup the full amount of box office revenues to which we are entitled due to underreporting of box office receipts by theater operators;
•	our ability to mitigate risks relating to distribution and collection in international markets;
•	fluctuation in the value of the Indian Rupee against foreign currencies;
•	our ability to compete in the Indian film industry;
•	the impact of a new amendment to accounting standards for the recognition of revenue from contracts with customers;
•	our ability to combat piracy and to protect our intellectual property;
•	contingent liabilities that may materialize, including our exposure to liabilities on account of unfavorable judgments/decisions in relation to legal proceedings involving us or our subsidiaries and certain of our directors and officers;
•	our ability to successfully respond to technological changes;

ii

•	regulatory changes in the Indian film industry and our ability to respond to them.
•	the monetary and fiscal policies of India and globally, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; and
•	our ability to respond to the challenges relating to international distribution of our films and related products.

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

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The table set forth below presents our selected historical consolidated financial data for the periods and at the dates indicated. The selected historical consolidated statement of income data for each of the three years ended March 31, 2016, 2015 and 2014 and the selected statement of financial position data as of March 31, 2016 and 2015 have been derived from and should be read in conjunction with “Part I — Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this Annual Report on Form 20-F. The selected historical consolidated statement of income data for each of the two years ended March 31, 2013 and 2012 and the selected historical statement of financial position data as of March 31, 2014, 2013 and 2012 have been derived from audited consolidated financial statements not included in this Annual Report on Form 20-F.

	Year ended March 31,
	2016	2015	2014	2013	2012
	(in thousands, except net income per share and weighted average number of ordinary shares)
Selected Statement of Income Data
Revenue	$274,428	$284,175	$235,470	$215,346	$206,474
Cost of sales	(172,764)	(155,777)	(132,933)	(134,002)	(117,044)
Gross profit	101,664	128,398	102,537	81,344	89,430
Administrative costs	(64,019)	(49,546)	(42,680)	(26,308)	(27,992)
Operating profit	37,645	78,852	59,857	55,036	61,438
Net finance costs	(8,010)	(5,861)	(7,517)	(1,469)	(1,009)
Other losses	(3,636)	(10,483)	(2,353)	(7,989)	(6,790)
Profit before tax	25,999	62,508	49,987	45,578	53,639
Income tax expense	(12,711)	(13,178)	(12,843)	(11,913)	(10,059)
Net income (1)	$13,288	$49,330	$37,144	$33,665	$43,580

Net income per share
Basic	$0.07	$0.74	$0.66	$0.69	$0.96
Diluted	$0.05	$0.72	$0.65	$0.69	$0.94

Weighted average number of ordinary shares
Basic	57,732	54,278	45,590	39,439	39,076
Diluted	59,036	54,969	45,607	39,456	39,138

Other non-GAAP measures
EBITDA (2)	$36,294	$70,066	$58,871	$48,765	$56,201
Adjusted EBITDA (2)	$70,852	$101,150	$80,284	$56,320	$66,984

	Year ended March 31,
	2016	2015	2014	2013	2012
	(in thousands)
Selected Statement of Financial Position Data:
Cash and cash equivalents	$182,774	$153,664	$145,449	$107,642	$145,422
Goodwill	1,878	1,878	1,878	1,878	1,878
Total assets	1,246,639	1,149,533	906,011	798,657	765,966

Debt:
Current portion	219,275	96,397	92,879	79,902	68,527
Long-term portion	92,630	218,273	165,254	165,898	180,768
Total liabilities	437,545	393,478	327,970	312,481	311,718

Equity attributable to Eros International Plc	740,332	697,334	527,691	438,578	416,165
Equity attributable to non-controlling interests	68,762	58,721	50,350	47,598	38,083
Total equity	$809,094	$756,055	$578,041	$486,176	$454,248

_______________

(1)	References to “net income” in this document correspond to “profit for the period” or “profit for the year” line items in our consolidated financial statement appearing elsewhere in this document.

(2)	We use EBITDA and Adjusted EBITDA as supplemental financial measures. EBITDA is defined by us as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs). Adjusted EBITDA is defined as EBITDA adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives), transactions costs relating to equity transactions, and share based payments. EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. EBITDA and Adjusted EBITDA provide no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position.

The following table sets forth the reconciliation of our net income to EBITDA and Adjusted EBITDA:

	Year ended March 31,
	2016	2015	2014	2013	2012
	(in thousands)
Net income	$13,288	$49,330	$37,144	$33,665	$43,580
Income tax expense	12,711	13,178	12,843	11,913	10,059
Net finance costs	8,010	5,861	7,517	1,469	1,009
Depreciation	1,154	1,089	789	1,003	1,275
Amortization(a)	1,131	608	578	715	278
EBITDA	36,294	70,066	58,871	48,765	56,201
Impairment of available-for-sale financial assets	—	1,307	—	—	1,230
Transaction costs relating to equity transactions	—	61	8,169	—	—
Net loss/(gain) on held for trading financial liabilities	3,566	7,801	(5,177)	5,667	4,264
Share based payments	30,992	21,915	18,421	1,888	5,289
Adjusted EBITDA(b)	$70,852	$101,150	$80,284	$56,320	$66,984

_______________

(a)	Includes only amortization of intangible assets other than intangible content assets.

(b)	Consists of compensation costs, recognized with respect to all outstanding plans and all other equity settled instruments.

Our management team believes that EBITDA and Adjusted EBITDA are useful to an investor in evaluating our results of operations because these measures:

•	are widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;
•	help investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and
•	are used by our management team for various other purposes in presentations to our Board of Directors as a basis for strategic planning and forecasting.

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

	Period End	Average(1)	High	Low
Fiscal Year
2011	44.54	45.46	47.49	43.90
2012	50.89	48.01	53.71	44.00
2013	54.52	54.36	57.13	50.64
2014	60.35	60.35	68.80	53.65
2015	62.58	61.15	63.70	58.46
2016	66.25	65.39	68.84	61.99

Months
April 2015	63.52	62.72	63.59	62.23
May 2015	63.83	63.73	64.26	63.47
June 2015	63.59	63.78	64.21	63.43
July 2015	63.87	63.60	64.24	63.24
August 2015	66.39	65.10	66.80	63.67
September 2015	65.50	66.17	66.70	65.50
October 2015	65.40	65.03	65.57	64.70
November 2015	66.43	66.10	66.86	65.46
December 2015	66.19	66.50	67.10	66.00
January 2016	67.87	67.33	68.08	66.49
February 2016	68.21	68.24	68.84	67.57
March 2016	66.25	66.89	67.75	66.25
April 2016	66.39	66.42	66.70	66.05
May 2016	66.96	66.88	67.59	66.36
June 2016	67.51	67.27	67.92	66.51

(1)	Represents the average of the U.S. dollar to Indian Rupee exchange rates on the last day of each month during the period for all fiscal years presented, and the average of the noon buying rate for all days during the period for all months presented.

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

Risks Related to Our Business

Anonymous letters to regulators or business associates or anonymous allegations on social media regarding our business practices, accounting practices and/or officers and directors could have a resultant material adverse effect on our business, financial condition and results of operations and could negatively impact the market price for our A ordinary shares; we are party to class action lawsuits in the U.S. and an adverse ruling could have a material adverse effect on our business, financial condition and results of operations and could negatively impact the market price of our A ordinary shares.

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

There were a series of anonymous allegations on social media targeted at the Company’s accounting practices and disclosures in October 2015 following which the market price for our A ordinary shares dropped materially with the lowest being $5.59 per share. The Company’s Audit Committee subsequently appointed Skadden Arps Slate Meagher & Flom LLP to assist them in conducting an independent internal review. With the assistance of Skadden Arps Slate Meagher & Flom LLP, the Company's Audit Committee conducted the internal review which commenced in November 2015 and completed in March 2016, and did not result in any recommendations for restatements to prior year financials.

Beginning on November 13, 2015, the Company was named a defendant in five substantially similar putative class action lawsuits filed in federal court in New Jersey and New York by purported shareholders of the Company. The three actions in New Jersey were consolidated, and, on May 17, 2016, were transferred to the United States District Court for the Southern District of New York where they were then consolidated with the other two actions on May 27, 2016. In general, the plaintiffs alleged that the Company, and in some cases also the Company’s management, violated federal securities laws by overstating the Company’s financial and business results, enriching the Company’s controlling owners at the expense of other stockholders, and engaging in improper accounting practices. On April 5, 2016, a lead plaintiff and lead counsel were appointed in the now-consolidated New York action. A single consolidated amended complaint was filed on July 14, 2016. The Plaintiffs have alleged that the Company and certain individual defendants -- Kishore Lulla, Jyoti Deshpande, Andrew Heffernan, and Prem Parameswaran -- have violated the federal securities laws, specifically Sections 10(b) and 20(a) of the Exchange Act. The amended consolidated complaint does not assert certain claims that had been asserted in prior complaints including (1) claims for violations of Sections 11 and 15 of the Securities Act and (2) claims against certain individual defendants, who are not now named defendants. The claims principally arise out of allegations that the Company and the individual defendants made material misrepresentations about the success, size, and financial performance of Eros Now, our streaming video service, and our film library.

We are unable to predict how long such proceedings will continue, but we anticipate that we will continue to incur significant costs in connection with these matters to the extent not covered by our insurance policy and that these proceedings, investigations and inquiries will result in a substantial distraction of management’s time, regardless of the outcome.

If we receive similar letters, in the future or are unsuccessful in defending the class action lawsuits it could result in a diversion of management resources, time and energy, significant costs, a material decline in the market price for our A ordinary shares, increased share price volatility, an increased directors and officers liability insurance premiums and could have a material adverse effect upon our business, financial condition and results of operations, and ability to access the capital markets.

We may fail to source adequate film content on favorable terms or at all through acquisitions or co-productions, which could have a material and adverse impact on our business.

We generate revenues by exploiting Indian film content that we primarily co-produce or acquire from third parties, and then distribute through various channels. We have also set up Trinity Pictures as a studio to develop and produce franchise films in-house and create our own intellectual property. Our ability to successfully enter into co-productions and to acquire content depends on, among other things our ability to maintain existing relationships, and form new ones, with talent and other industry participants.

The pool of quality talent in India is limited and as a result, there is significant competition to secure the services of certain actors, directors, composers and producers, among others. Competition can increase the cost of such talent, and hence the cost of film content. These costs may continue to increase, making it more difficult for us to access content cost-effectively and reducing our ability to sustain our margins and maximize revenues from distribution and exploitation. Further, we may be unable to successfully maintain our long-standing relationships with certain industry participants and continue to have access to content and/or creative talent and may be unable to establish similar relationships with new leading creative talent. This is also dependent on relationships with various writers and talent and has execution risk associated with it. If any such relationships are adversely affected, or we are unable to form new relationships or our Trinity Pictures initiative fails or our access to quality Indian film content otherwise deteriorates, or if any party fails to perform under its agreements or arrangements with us, our business, prospects, financial condition and results of operations could be materially adversely affected.

Our business involves substantial capital requirements, and our inability to maintain or raise sufficient capital could materially adversely affect our business.

Our business requires a substantial investment of capital for the production, acquisition and distribution of films and a significant amount of time may elapse between our expenditure of funds and the receipt of revenues from our films. This may require us to fund a significant portion of our capital requirements from our credit facilities or other financing sources. Any capital shortfall could have a material adverse effect on our business, prospects, financial condition, results of operations and liquidity.

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

Based on our agreements in effect as of March 31, 2016, if we do not otherwise extend or renew our existing rights, we anticipate the rights we currently license in Hindi and regional languages, will expire as summarized in the table below.

Term Expiration Dates	Hindi Film Rights	Regional Film Rights(1)
	(approximate percentage of films whose licensed rights expire in the period indicated)
Prior to December 31, 2020	42%	54%
2021-2025	37	13
2026-2030	6	1
2031-2045	3	1
Perpetual(2)	12	31

(1)	Excludes the Kannada digital rights library for which we have perpetual rights subject to applicable copyright law.
(2)	Subject to limitations imposed by Indian copyright law, which restricts the term to 60 years from the beginning of the calendar year following the year in which the film is released.

In addition, we typically only own certain rights for the exploitation of content, which limits our ability to exploit content in certain media formats. In particular, we do not own the audio music rights to the majority of the films in our library and to certain new releases. See “Part I—Item 4. Information on the Company — Our Film Library” for detail regarding our rights. To the extent we do not own the music or other media rights in respect of a particular film, we may only exploit content through those channels to which we do own rights, which could have an adverse effect on our ability to generate revenue from a film and recover our costs from acquiring or producing content.

We may face claims from third parties that our films may be infringing on their intellectual property.

Third parties may claim that certain of our films misappropriate or infringe such third parties’ intellectual property rights with respect to previously developed films, stories, characters, other entertainment or intellectual property. We may receive in the future claims of infringement or misappropriation of other parties’ proprietary rights. Any such assertions or claims may impact our rights to exploit the related films. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and diversion of resources in defending against them. If any claims or actions are asserted against us, we may seek to settle such claim by obtaining a license from the plaintiff covering the disputed intellectual property rights. We cannot provide any assurances, however, that under such circumstances a license, or any other form of settlement, would be available on reasonable terms or at all. Any of these occurrences could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our business involves risks of liability claims for media content.

As a producer and distributor of media content, we may face potential liability for:

•	defamation;
•	invasion of privacy;
•	negligence;
•	copyright or trademark infringement; and
•	other claims based on the nature and content of the materials distributed.

These types of claims have been brought, sometimes successfully, against producers and/or distributors of media content. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our business and financial condition.

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

While the multiplex and single-screen operators have now moved to a digital distribution model that provides greater clarity on the number of screenings given to our films, many still do not have computerized tracking systems for box office receipts which can be tracked independently by a third party and we are reliant on box office reports generated internally by these multiplex and single screen operators which may not be entirely accurate or transparent.

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

Eros Now has limited operating history and we may incur operating losses and negative cash flow in future periods.

While Eros Now was soft launched in 2012, and as of March 31, 2016 we have over 44 million registered users, a vast majority of them are free users. Less than 1% of the Eros Now user base are paid subscribers as we have only recently begun efforts towards monetization. We therefore consider this OTT (Over The Top) business to be in its early stages of development. We must continue to grow and retain subscribers in India (one of our key markets) where they are currently used to traditional channels for content consumption as well as grow our subscriber base in markets outside of India. Our ability to attract and retain subscribers will depend in part on our ability to consistently provide our subscribers a high quality experience with respect to content and features and the quality of data connectivity (either WiFi, broadband, 3G or 4G mobile data) in India.

To achieve and sustain profitability for our Eros Now business, we must accomplish numerous objectives, including substantially increasing the number of paid subscribers to our service and retaining them, without which our revenues will be adversely affected. We cannot assure you that we will be able to achieve these objectives due to any of the factors listed below, among other factors:

•	our ability to maintain an adequate content offering
•	our ability to maintain, upgrade and develop our service offering on an ongoing basis
•	our ability to successfully distribute our service across multiple mobile, internet and cable platform worldwide

•	our ability to secure distribution across various platforms including telecom operators and original equipment manufacturers
•	our ability to convert free registered users into paid subscribers and retain them
•	our ability to compete effectively against other Indian and foreign OTT services
•	our ability to manage technical glitches or disruptions
•	our ability to attract and retain our employees
•	any changes in government regulations and policies
•	any changes in the general economic conditions specific to the Internet and the movie industry

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

Global economic conditions may negatively impact consumer spending. Prolonged negative trends in the global or local economies can adversely affect consumer spending and demand for our films and may shift consumer demand away from the entertainment we offer. For example, the results of the United Kingdom’s referendum on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business, financial condition and results of operations. In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum. The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last two years after the government of the United Kingdom formally initiates a withdrawal process. However, the referendum has created uncertainty about the future relationship between the United Kingdom and the European Union. The referendum has also given rise to calls for the governments of other European Union member states to consider withdrawal. These developments have had and may continue to have an adverse effect on global economic conditions and the stability of global financial markets.

According to the International Monetary Fund’s World Economic Outlook Database, published in April, 2016, the GDP growth rate of India is projected to increase from approximately 7.5% in 2016 and 2017 to 7.6% in 2018. The Central Statistics Office has estimated that the growth rate in GDP in the 12 months period ended March 31, 2016 was 7.6% (Source: Press release dated May 31, 2016 on “Provisional Estimates of Annual National Income, 2015-16 and Quarterly Estimates of Gross Domestic Product, 2015-16” released by the Ministry of Statistics and Programme Implementation, Government of India).

A decline in attendance at theaters may reduce the revenues we generate from this channel, from which a significant proportion of our revenues are derived. If the general economic downturn continues to affect the countries in which we distribute our films, discretionary consumer spending may be adversely affected, which would have an adverse impact on demand for our theater, television and digital distribution channels. Economic instability and the continuing weak economy in India may negatively impact the Indian box office success of our Hindi, Tamil and Telugu films, on which we depend for a significant portion of our revenues.

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

While a significant portion of our revenues are denominated in Indian Rupees, certain contracts for our film content are or may be denominated in foreign currencies. Additionally, we report our financial results in U.S. dollars and most of our debt is denominated in U.S. dollars. We expect that the continued volatility in the value of the Indian Rupee against foreign currency will continue to have an impact on our business. The Indian Rupee experienced an approximately 6.3% drop in value as compared to the U.S. dollar in fiscal 2016. In fiscal 2015 the drop was 3.7%. Changes in the growth of the Indian economy and the continued volatility of the Indian Rupee, may adversely affect our business.

Further, at the end of fiscal 2016, $163.2 million, or 52% of our debt, was denominated in U.S. dollars, and we may not generate sufficient revenue in U.S. dollars to service all of our U.S. dollar-denominated debt. Consequently, we may be required to use revenues generated in Indian Rupees to service our U.S. dollar-denominated debt. Any devaluation or depreciation in the value of the Indian Rupee, compared to the U.S. dollar, could adversely affect our ability to service our debt. See “Item 3. Key Information — C. Selected Financial Data — Exchange Rates” for historical exchange rates between Indian Rupees and U.S. dollars.

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

Where we are unable to ensure a wide release for our films to maximize screenings in the first week of a film’s release, it may have an adverse impact on our revenues. Further, failure to release during peak periods, or the inability to book sufficient screens, could cause us to miss potentially higher gross box-office receipts and/or affect subsequent revenue streams, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We face increasing competition from other forms of entertainment, which could have a material adverse effect on our business.

We also compete with all other sources of entertainment and information delivery, including television, the internet and sporting events such as the Indian Premier League, for cricket.

Technological advancements such as VOD, mobile and internet streaming and downloading have increased the number of entertainment and information delivery choices available to consumers and have intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences including crossover from our Eros Now online entertainment service could negatively impact consumer demand for our films, and there can be no assurance that occupancy rates at theaters or demand for our other distribution channels will not fall.

Competition within the Indian film industry is growing rapidly, and certain of our competitors are larger, have greater financial resources and are more diversified.

The Indian film industry’s rapid growth is changing the competitive landscape, increasing competition for content, talent and release dates. Growth in the Indian film industry has attracted foreign industry participants and competitors, such as, Viacom Inc., The Walt Disney Company, 21st Century Fox and Sony Pictures many of which are substantially larger and have greater financial resources, including competitors that own theaters and/or television networks. These larger competitors may have the ability to spend additional funds on production of new films, which may require us to increase our production budgets beyond what we originally anticipated in order to compete effectively. In addition, these competitors may use their financial resources to gain increased access to movie screens and enter into exclusive content arrangements with key talent in the Indian film industry. Unlike some of these major competitors that are part of larger diversified corporate groups, we derive substantially all of our revenue from our film entertainment business. If our films fail to perform to our expectations we are likely to face a greater adverse impact than would a more diversified competitor. In addition, other larger entertainment distribution companies may have larger budgets to exploit growing technological trends. If we are unable to compete with these companies effectively, our business prospects, results of operations and financial condition could suffer. With generally increasing budgets of Hindi, Tamil and Telugu films, we may not have the resources to distribute the same level of films as competitors with greater financial strength.

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

Although DVD and CD sales represent a relatively small portion of Indian film and music industry revenues, the proliferation of unauthorized copies of these products results in lost revenue and significantly reduced pricing power, which could have a material adverse effect on our business, prospects, financial condition and results of operations. In particular, unauthorized copying and piracy are prevalent in countries outside of the United States, Canada and Western Europe, including India, whose legal systems may make it difficult for us to enforce our intellectual property rights and in which consumer awareness of the individual and industry consequences of piracy is lower. With broadband connectivity improving, 3G internet penetration increasing and with the advent of 4G in India, digital piracy of our content is an increasing risk.

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

Litigation may also be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Regardless of the legitimacy or the success of these claims, we could incur costs and diversion of resources in enforcing our intellectual property rights or in defending against such claims, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

We have registered several domain names for websites that we use in our business, such as erosplc.com, erosentertainment.com, erosnow.com and although our Indian subsidiaries currently own over 55 registered trademarks, we have not obtained a registered trademark for any of our domain names. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration or any other cause, we may be forced to market our products under a new domain name, which could cause us to lose users of our websites, or to incur significant expense in order to purchase rights to such a domain name. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours. Domain names similar to ours have been registered in the United States, India and elsewhere.

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

We rely on the proper and efficient functioning of our computer and database systems, and a large-scale malfunction could result in disruptions to our business.

Our ability to keep our business operating depends on the proper and efficient operation of our computer and database systems, which are hosted, third-party provider solutions. Though third-party hosted solutions have extremely strong redundancies and back-up capabilities, computer and database systems are susceptible to malfunctions and interruptions (including those due to equipment damage, power outages, computer viruses and a range of other hardware, software and network problems), and we cannot guarantee that we will not experience such malfunctions or interruptions in the future. A significant or large-scale malfunction or interruption of one or more of our computer or database systems could adversely affect our ability to keep our operations running efficiently. Any malfunction that results in a wider or sustained disruption to our business could have a material adverse effect on our business, prospects, financial condition and results of operations.

We are currently migrating to an SAP ERP system, which could substantially disrupt our business, and our failure to successfully integrate our IT systems across our international operations could result in additional costs and diversion of resources and management attention.

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

For first release film content, we use a stepped method of amortization and a first 12 months amortization rate based on management’s judgment taking into account historic and expected performance, typically amortizing 50% of the capitalized cost for high budget films released during or after fiscal 2014, and 40% of the capitalized cost for all other films, in the first 12 months of their initial commercial exploitation, and then the balance evenly over the lesser of the term of the rights held by us and nine years. Our management has determined to adjust the first-year amortization rate for high budget films because of the high contribution of theatrical revenue. Similar management judgment taking into account historic and expected performance is used to apply a stepped method of amortization on a quarterly basis within the first 12 months, within the overall parameters of the annual amortization.

Typically 25% of capitalized cost for high budget films released during or after fiscal 2014, and 20% of capitalized cost for all other films, is amortized in the initial quarter of their commercial exploitation. In fiscal 2009 and fiscal years prior to 2009, the balance of capitalized film content costs were amortized evenly over a maximum of four years rather than nine. Because management exercises its judgment regarding amortization amounts, our amortization practices may not be comparable to other film entertainment companies. In the case of film content that we acquire after its initial exploitation, commonly referred to as library, amortization is spread evenly over the lesser of ten years after our acquisition or our license period. At least annually, we review film and content rights for indications of impairment in accordance with IAS 36: Impairment of Assets, an International Accounting Standard, or IAS.

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

IFRS 15 is effective for fiscal years beginning on or after January 1, 2018 wherein earlier adoption is permitted. The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements. Because the amendment to IFRS 15 has not yet been implemented widely, we cannot yet predict how it will impact our revenues under the new standard. The amendment to IFRS 15 affects all IFRS reporting companies. When the amendment becomes effective, it may have an impact on our consolidated financial statements and results of operations. See also “Item 5. Operating and Financial Review and Prospects – D. Trend Information – New accounting pronouncements issued but not yet effective” for information on accounting standards which may impact our financial condition and results of operation.

If we fail to achieve or maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected.

When we cease to qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we will become subject to additional requirements under the Sarbanes-Oxley Act (“SOX Act”), including Section 404(b) of the SOX Act which will require our independent registered public accounting firm attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. However, because we qualify as an “emerging growth company” under the JOBS Act, these attestation requirements do not apply to us for up to five years after November 18, 2013, the date of our initial public offering in the U.S., unless we cease to qualify as an “emerging growth company.” Our management has provided a report on the effectiveness of our internal control over financial reporting with this Annual Report on Form 20-F. Our management may conclude in future years, that our internal controls are not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree and may decline to attest to our management’s assessment or may issue an adverse opinion. If we identify control deficiencies as a result of the assessment process in the future, we may be unable to conclude that we have effective internal controls over financial reporting, which are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting and certify the same in a timely manner, could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our A ordinary shares.

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

We have entered, and may continue to enter, into transactions with related parties. We also rely on the Founders Group, which consists of Beech Investments, Kishore Lulla and Vijay Ahuja and associates and enterprises controlled by certain of our directors and key management personnel for certain key development and support activities. While we believe that the Founders Group’s interests are aligned with our own, such transactions may not have been entered into on an arm’s-length basis, and we may have achieved more favorable terms had such transactions been entered into with unrelated parties. If future transactions with related parties are not entered into on an arm’s-length basis, our business may be materially harmed.

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

In Fiscal 2016, our subsidiary, Eros India, acquired 100% of the shares and voting interest in Universal Power Systems Private Limited (“Techzone”) to utilize Techzone’s billing integration and distribution across major telecom operators in India, in order to complement our Eros Now services. There can be no assurance that such acquisition will be successfully integrated into our business or that the intended benefits from such acquisition will be achieved.

Additionally, we have entered into shareholder agreements with third party shareholders of two of our non-wholly-owned subsidiaries, Big Screen Entertainment, and Ayngaran International Limited (“Ayngaran”), and have signed a term sheet with Colour Yellow Productions. These agreements contain various restrictions on our rights in relation to these entities, including restrictions in relation to the transfer of shares, rights of first refusal, reserved board matters and non-solicitation of employees by us. We may also face operational limitations due to restrictive covenants in such shareholder agreements. In addition, under the terms of our shareholder agreement in relation to Big Screen Entertainment, disputes between partners are required to be submitted to arbitration in Mumbai, India. These restrictions in our current shareholder agreements, and any restrictions of a similar or more onerous nature in any new or amended agreements into which we may enter, may limit our control of the relevant subsidiary or our ability to achieve our business objectives, as well as limiting our ability to realize value from our equity interests, any of which could have a material adverse effect on our business, prospects, financial condition and results of operations.

The interests of the other shareholders with respect to the operation of Big Screen Entertainment, Colour Yellow Productions and Ayngaran may not be aligned with our interests. As a result, although we own a majority of the ownership interest in each of Big Screen Entertainment, Ayngaran and 50% of the shareholding of Colour Yellow Productions, taking actions that require approval of the minority shareholders (or their representative directors), such as entering into related party transactions, selling material assets and entering into material contracts, may be more difficult to accomplish.

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

In recent years, we have experienced additions to our senior management team, and our success depends in part on our ability to successfully integrate these new employees into our organization. Since 2012, we have hired several members of senior management and have added new directors. In May 2015 we announced the departure of Andrew Heffernan, who was our Group Chief Financial Officer since 2006, from the Company and the joining of Prem Parameswaran as Group Chief Financial Officer and President North America operations. We anticipate the need to hire additional members in senior management in connection with the expansion of our digital business. While some members of our senior management have entered into employment agreements that contain non-competition and non-solicitation provisions, these agreements may not be enforceable in Isle of Man, India or the United Kingdom, whose laws govern these agreements or where our members of senior management reside. Even if enforceable, these non-competition and non-solicitation provisions are for limited time periods.

To be successful, we need to attract and retain qualified personnel.

Our success continues to depend to a significant extent on our ability to identify, attract, hire, train and retain qualified professional, creative, technical and managerial personnel. Competition for the caliber of talent required to produce and distribute our films continues to increase. We cannot assure you that we will be successful in identifying, attracting, hiring, training and retaining such personnel in the future. If we were unable to hire, assimilate and retain qualified personnel in the future, such inability would have a material adverse effect on our business and financial condition.

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

We and certain of our directors and officers are subject to various legal proceedings in India. We are also subject to certain tax proceedings in India, including service tax claims aggregating to approximately $59 million and value added tax claims aggregating to approximately $3 million. In addition, there have been certain public allegations made against the Indian film entertainment industry generally, as well as against certain of the entities and individuals currently active in the industry about purported links to organized crime and other negative associations. As our success in the Indian film industry partially depends on our ability to maintain our brand image and corporate reputation, in particular in relation to our dealings with creative talent, co-producers, distributors and exhibitors, any such proceedings or allegations, public or private, whether or not routine or justified, could tarnish our reputation and cause creative talent, co-producers, distributors and exhibitors not to work with us.

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

Taxes generally are levied on a state-by-state basis for the Indian film industry. Recently, there has been interest in rationalizing the industry’s taxes by instituting a uniform set of entertainment taxes administered by the Indian government. Such changes may increase our tax rate, which could adversely affect our financial condition and results of operations. Furthermore, in certain states, theater multiplexes have enjoyed entertainment tax benefits that may be disrupted or discontinued if India moves to a uniform entertainment tax system. This could slow the construction of new multiplexes, and may impact single screen theaters in tier 2 and tier 3 cities converting their 1,000 seater theatres into multiplexes with 2 or 3 screens with seating capacity of 300 seats or less, which we believe is a key driver for domestic theatrical revenue growth. Separately, there are certain deductions available to film producers for expenditures on production of feature films released during a given year. These tax benefits may be discontinued and impact current and deferred tax liabilities. In addition, the government of India has issued and may continue to issue tariff orders setting ceiling prices for distribution of content on cable television service charges in India.

Other proposed changes in the Indian law and policy environment include the following:

The Government of India has proposed a national goods and services tax or GST regime, which would replace most of the indirect taxes on goods and services, such as central excise duty, service tax, countervailing duty of customs duty, special additional duty of customs, central sales tax, state value added tax, surcharge and excise, entry tax, state level entertainment taxes currently being levied and collected by the central and state governments in India. However, the basic duty of customs would continue to be levied. The Government of India has recently released a model GST law.

Additionally, the General Anti Avoidance Rules or GAAR will come into effect from April 1, 2017. GAAR provisions are intended to restrict “impermissible avoidance arrangements,” which would be any arrangement, the main purpose or one of the main purposes of which is to obtain a tax benefit and which satisfy at least one of the following tests: (i) creation of rights, or obligations, not ordinarily created between persons dealing at arm’s-length; (ii) resulting, directly or indirectly, in misuse or abuse of provisions of the Income Tax Act, 1961; (iii) lacking, or is deemed to be lacking, commercial substance, in whole or in part; or (iv) is entered into or carried out by means, or in a manner, not ordinarily employed for bona fide purposes. If GAAR provisions are invoked, Indian tax authorities would have wider powers, including denial of tax benefit or a benefit under a tax treaty.

The effects of these proposed changes in the taxation system on us cannot be determined at present and there can be no assurance that such effects would not adversely affect our business and future financial performance.

In relation to transfer pricing, pursuant to the Finance Act, 2016, a three tiered transfer pricing documentation structure was introduced in India, consisting of a master file, a local file and a country-by-country report. Such a structure is in line with the recommendations contained in the action plan on the Base Erosion and Profit Shifting (BEPS) project issued by the Organization of Economic Cooperation and Development or OECD in October 2015.

Further, an equalization levy or EL in respect of e-commerce transactions has been introduced in India with effect from June 1, 2016. EL is to be deducted in respect of payments towards “specified services” (in excess of INR 100,000). A “specified service” means online advertisement, any provision for digital advertising space or any other facility or service for the purpose of online advertisement and includes any other service as may be notified. Deduction of EL at the rate of six per cent (on a gross basis) is the responsibility of Indian residents / non-residents having a permanent establishment or PE in India on payments to non-residents (not having a PE in India). Consequently, if a non-resident (not having a PE in India) earns income towards a “specified service” which is chargeable to EL, then the same would be exempt in the hands of non-resident company.

The concept of Place of Effective Management or POEM has also been introduced with effect from April 1, 2017 for the purpose of determining the tax residence of overseas companies in India. The POEM is defined to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole are in substance made. This could have significant impact on the foreign companies holding board meeting(s) in India, having key managerial personnel located in India, having regional headquarters located in India, etc. In the event the POEM of a foreign company is considered to be situated in India and consequently, it becomes tax resident in India, its global income would be taxable in India (even if it is not earned in India).

Pursuant to the Finance Act, 2015, the central government is empowered to levy a Swachh Bharat Cess or SBC, on all or any of the taxable services at the rate of 2% of the value of taxable services. Pursuant to a notification by the central government, an SBC of 0.5% of the value of the taxable services is to be levied on all taxable services with effect from November 15, 2015. Further, according to the frequently asked questions in connection with SBC issued by Central Board of Excise and Customs, since SBC is not integrated in the CENVAT credit chain, the credit of SBC will not be permitted. Further, SBC cannot be paid by utilizing credit of any other duty or tax and will have to be paid in cash. Accordingly, SBC will be a cost to taxpayers. Pursuant to the Finance Act, 2016, the central government has also imposed a new levy by way of Krishi Kalyan Cess or KKC with effect from June 1, 2016, on all or any of the taxable services at the rate of 0.5% of the value of taxable services. The credit of KKC paid on input services is permitted to be used for payment of the proposed cess leviable on taxable services provided by a service provider. The levy of SBC along with KKC has increased the effective rate of service tax to 15% with effect from June 1, 2016.

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

Numerous countries, including India, have experienced community disturbances, strikes, terrorist attacks, riots, epidemics and natural disasters. These acts and occurrences may result in a loss of business confidence and could cause a temporary suspension of our operations, for example, local authorities close theaters and could have an adverse effect on the financial markets and economies of India and other countries. Such closures have previously and could in the future impact our ability to exhibit our films and have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, travel restrictions as a result of such events may interrupt our marketing and distribution efforts and have an adverse impact on our ability to operate effectively.

Our insurance coverage may be inadequate to satisfy future claims against us.

While we believe that we have adequately insured our operations and property in a way that we believe is customary in the Indian film entertainment industry and in amounts that we believe to be commercially appropriate, we may become subject to liabilities against which we are not adequately insured or against which we cannot be insured, including losses suffered that are not easily quantifiable and cause severe damage to our reputation. Film bonding, which is a customary practice for U.S. film companies, is rarely used in India. Even if a claim is made under an existing insurance policy, due to exclusions and limitations on coverage, we may not be able to successfully assert our claim for any liability or loss under such insurance policy. In addition, in the future, we may not be able to maintain insurance of the types or in the amounts that we deem necessary or adequate or at premiums that we consider appropriate. The occurrence of an event for which we are not adequately or sufficiently insured including any class action litigation, the successful assertion of one or more large claims against us that exceed available insurance coverage, the successful assertion of claims against our co-producers, or changes in our insurance policies could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our Indian subsidiary, Eros India, from which we derive a substantial portion of our revenues, is publicly listed and we may lose our ability to control its activities.

Our Indian subsidiary, Eros India, from which we derive a substantial portion of our revenues, is publicly listed on the Indian stock exchanges. As such, under Indian law, minority stockholders have certain rights and protections against oppression and mismanagement. Further, as of June 30, 2016 we own approximately 73.54% of this entity. Over time, we may lose control over its activities and, consequently, lose our ability to consolidate its revenues.

Eros India is subject to the provisions of the Indian Companies Act, 2013 which has significantly changed the Indian company law framework. Also, the Securities and Exchange Board of India (the “SEBI”), the securities market regulator in India, introduced the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the “Listing Regulations”) that has subjected us to enhanced compliance requirements and increased our compliance costs.

A majority of the provisions and rules under the Indian Companies Act, 2013 (the “New Companies Act”) have come into effect, resulting in the corresponding provisions of the Indian Companies Act, 1956 ceasing to have effect. The New Companies Act and the rules thereunder have brought into effect significant changes to the Indian company law framework, such as in the provisions related to issue of capital (including provisions in relation to issue of securities on a private placement basis), disclosures in offer documents, corporate governance norms, accounting policies and audit matters, related party transactions, introduction of a provision allowing the initiation of class action suits in India against companies by shareholders or depositors, a restriction on investment by an Indian company through more than two layers of subsidiary investment companies (subject to certain permitted exceptions), prohibitions on loans to directors, insider trading and restrictions on directors and key managerial personnel from engaging in forward dealing.

Eros India is required to spend, in each financial year, at least 2% of the average net profits during the three immediately preceding financial years towards corporate social responsibility activities (otherwise disclose the reasons why it has not done so) and disclose its corporate social responsibility policies and activities on its website. Further, the New Companies Act imposes greater monetary and other liability on Eros India and its subsidiaries and the directors of Eros India for any non-compliance. To ensure compliance with the requirements of the New Companies Act, Eros India may need to allocate additional resources, which may increase our regulatory compliance costs and divert management attention.

The New Companies Act has introduced certain additional requirements which do not have corresponding equivalents under the Companies Act, 1956. Accordingly, Eros India may face challenges in interpreting and complying with such provisions due to limited jurisprudence on them. In the event, our interpretation of such provisions of the New Companies Act differs from, or contradicts with, any judicial pronouncements or clarifications issued by the Government in the future, Eros India may face regulatory actions or we may be required to undertake remedial steps. Additionally, some of the provisions of the New Companies Act overlap with other existing laws and regulations (such as the corporate governance norms and insider trading regulations issued by the SEBI). Recently, the SEBI issued the Listing Regulations which came into effect from December 1, 2015.

Pursuant to the Listing Regulations, Eros India will be required to, inter alia, maintain a functional website containing the prescribed details and ensure compliance with the prescribed corporate governance norms. Eros India may face difficulties in complying with any such requirements. Further, the impact of provisions of the New Companies Act or the Listing Regulations has led to an increase in compliance requirements or in compliance costs which may have an adverse effect on our business and results of operations.

Dividend distributions by our subsidiaries are subject to certain limitations under local laws, including Indian and Dubai law and other contractual restrictions.

As a holding company, we rely on funds from our subsidiaries to satisfy our obligations. Dividend payments by our subsidiaries, including Eros India and Eros Worldwide FZ-LLC, or Eros Worldwide, are subject to certain limitations under local laws. For example, under Indian law, dividends other than in cash are not permitted and cash dividends are only permitted to be paid out of distributable profits. Dubai law imposes similar limitations on dividend payments. An Indian company paying dividends is also liable to pay dividend distribution tax at an effective rate of 20.3% including cess and surcharge. In addition, the Shareholders Agreement of Ayngaran, limits the ability of that entity to pay dividends without shareholders approval.

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

As of March 31, 2016, we had $311.9 million of borrowings outstanding of which $136.8 million is repayable within one year. We may also incur substantial additional indebtedness. Our indebtedness could have important consequences to you, including the following:

•	we may be unsuccessful in refinancing our revolving credit facility;
•	we could have difficulty satisfying our debt obligations, and if we fail to comply with these requirements, an event of default could result;
•	we may be required to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the cash flow available to fund working capital, capital expenditures and other general corporate activities or to pay dividends;
•	in order to manage our debt and cash flows, we may increase our short-term indebtedness and decrease our long-term indebtedness which may not achieve the desired results;
•	covenants relating to our indebtedness may restrict our ability to make distributions to our shareholders;
•	covenants relating to our indebtedness may limit our ability to obtain additional financing for working capital, capital expenditures and other general corporate activities, which may limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
•	lenders are able to require us to repay certain secured loans to each of Eros India and Eros International Limited prior to their maturity, which as of March 31, 2016, represented $60.5 million of the outstanding indebtedness of Eros India and $15.52 million of the outstanding indebtedness of Eros International Limited;
•	certain Eros India loan agreements are subject to annual renewal, and until these renewals are obtained, the lenders under these loan agreements may at any time require repayment of amounts outstanding. As at March 31, 2016 no loan agreements were pending annual renewal;
•	we may be more vulnerable to general adverse economic and industry conditions;
•	we may be placed at a competitive disadvantage compared to our competitors with less debt; and
•	we may have difficulty repaying or refinancing our obligations under our senior credit facilities on their respective maturity dates.

If any of these consequences occur, our financial condition, results of operations and ability to pay dividends could be adversely affected. This, in turn, could negatively affect the market price of our A ordinary shares, and we may need to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital.

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

The loan agreement for our revolving credit facility and the UK Retail Bond contain restrictive covenants, as well as requirements to comply with certain leverage and other financial maintenance tests. These covenants and requirements could limit our ability to take various actions, including incurring additional debt, guaranteeing indebtedness and engaging in various types of transactions, including mergers, acquisitions and sales of assets. These covenants could place us at a disadvantage compared to some of our competitors, who may have fewer restrictive covenants and may not be required to operate under these restrictions. Further, these covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, mergers and acquisitions or other opportunities.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful.

Based on interest rates as of March 31, 2016, and assuming no additional borrowings or principal payments on our revolving credit facilities and the UK Retail Bond until their maturities, we would need approximately $232.1 million over the next year, and $41.1 million over the next five years, to meet our principal and interest payments under our debt agreements. Our ability to satisfy our debt obligations will depend upon, among other things:

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

We derive a significant percentage of our net revenues from customers located outside of India. We derived 42.1% of our fiscal 2016 net revenue from the exploitation of our films in territories outside of India. We do not track revenues by geographical region other than based on our company or customer domicile and not necessarily the country where the rights have been exploited or licensed. As a result, revenue by customer location may not be reflective of the potential of any given market. As a result of changes in the location of our customers, our revenues by customer location may vary year to year. Further, we may enter into a number of our contracts for international markets that have longer payment cycles that may extend up to a year from the date of the contract creating a mismatch in revenue and cash received.

We are currently in the process of entering the China market and estimate contributing to the budgets in excess of $20 million to at least two Indo-Chinese co-productions. If we are unsuccessful in the production, distribution and exploitation of films not only in India but also in the international markets including China, we may suffer losses and it may materially affect our growth prospects.

Our business is subject to risks inherent in international trade, many of which are beyond our control. These risks includes:

•	fluctuating foreign exchange rates;
•	laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and withholding taxes and changes in these laws;
•	differing cultural tastes and attitudes, including varied censorship laws;
•	differing degrees of protection for intellectual property;
•	financial instability and increased market concentration of buyers in other markets;
•	the increased day sales outstanding and difficulty of collecting trade receivables across multiple jurisdictions;
•	the instability of other economies and governments; and
•	war and acts of terrorism.

Events or developments related to these and other risks associated with international trade could adversely affect our revenues from non-Indian sources, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may pursue acquisition opportunities, which could subject us to considerable business and financial risk.

We evaluate potential acquisitions of complementary businesses on an ongoing basis and may from time to time pursue acquisition opportunities. We may not be successful in identifying acquisition opportunities, assessing the value, strengths and weaknesses of these opportunities or consummating acquisitions on acceptable terms. Future acquisitions may result in near term dilution to earnings, including potentially dilutive issuances of equity securities or issuances of debt. For instance, in Fiscal 2016, our subsidiary, Eros India acquired 100% of the shares and voting interest in Techzone, to utilize Techzone’s billing integration and distribution across major telecom operations in India, in order to complement our Eros Now services. Acquisitions may expose us to particular business and financial risks that include, but are not limited to:

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

Prior to November 12, 2013, our ordinary shares had been admitted on the Alternative Investment Market of the London StockExchange (“AIM”) since 2006 and our ‘A’ ordinary shares have been traded on the New York Stock Exchange (“NYSE”) since our initial public offering. The trading price of our ordinary shares on AIM and the NYSE has been highly volatile. For example, the highest price that our ordinary shares traded in the period beginning November 12, 2012 and ending November 12, 2013 was $4.48 per share and the lowest price was $2.96 per share, prior to giving effect to the one-for-three reverse stock split effectuated on November 12, 2013. Since the listing of our A ordinary shares on the NYSE, the highest closing price of the A ordinary shares, in the period beginning November 12, 2013 and ending May 31, 2016, was $39.01 per share and the lowest price was $5.59 per share. The market price of the A ordinary shares on the NYSE may fluctuate as a result of several factors, including the following:

•	attacks from short sellers;
•	variations in our quarterly operating results;
•	adverse media report about us or our directors and officers;
•	changes in financial estimates or publication of research reports by analysts regarding our A ordinary shares, other comparable companies or our industry generally;
•	volatility in our industry, the industries of our customers and the global securities markets;
•	risks relating to our business and industry, including those discussed above;
•	strategic actions by us or our competitors;
•	adverse judgments or settlements obligating us to pay damages;
•	actual or expected changes in our growth rates or our competitors’ growth rates;
•	investor perception of us, the industry in which we operate, the investment opportunity associated with the A ordinary shares and our future performance;
•	addition or departure of our executive officers;
•	trading volume of our A ordinary shares;
•	sales of our ordinary shares by us or our shareholders;
•	domestic and international economic, legal and regulatory factors unrelated to our performance; or
•	the release or expiration of lock-up or other transfer restrictions on our outstanding A ordinary shares.

These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions or interest rate changes may cause the market price of ordinary shares to decline.

In addition, some companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We have also recently become the subject of securities class action litigation against us. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could adversely impact our business and affect the market price of our A ordinary shares.

Additional equity issuances will dilute your holdings, and sales by the Founders Group could adversely affect the market price of our A ordinary shares.

Sales of a large number of our ordinary shares by the Founders Group, as defined in “Part I — Item 4. Information on the Company — C. Organizational Structure” could adversely affect the market price of our A ordinary shares. Similarly, the perception that any such primary or secondary sale may occur; could adversely affect the market price of our A ordinary shares. Any future issuance of our A ordinary shares by us may dilute the holdings of our existing shareholders, causing the market price of our A ordinary shares to decline. In addition, any perception by potential investors that such issuances or sales might occur could also affect the trading price of our A ordinary shares.

The Founders Group, which includes our Chairman, Kishore Lulla, holds a substantial interest in and, through the voting rights afforded to our B ordinary shares and held by the Founders Group, will continue to have the ability to exercise a controlling influence over our business, which will limit your ability to influence corporate matters.

Our B ordinary shares have ten votes per share and our A ordinary shares, which are trading on the NYSE, have one vote per share. As of June 30, 2016, the Founders Group collectively owns 46.68% of our issued share capital in the form of 2,075,071 A ordinary shares, representing 0.73% of the voting power of our outstanding ordinary shares, and 24,960,654 B ordinary shares, representing all of our B ordinary shares and 88.34% of the voting power of our outstanding ordinary shares.

Due to the disparate voting powers attached to our two classes of ordinary shares, the Founders Group continues to have significant influence over management and affairs and over all matters requiring shareholder approval, including our management and policies and the election of our directors and senior management, the approval of lending and investment policies, revenue budgets, capital expenditure, dividend policy, significant corporate transactions, such as a merger or other sale of our company or its assets and strategic acquisitions, for the foreseeable future. In addition, because of this dual class structure, the Founders Group will continue to be able to control all matters submitted to our shareholders for approval unless and until they come to own less than 10% of the outstanding ordinary shares, when all B ordinary shares held by the Founders Group will automatically convert into A ordinary shares on a one-for-one basis.

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

We will continue to incur substantial costs as a result of being a U.S. public company.

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

The Indian Income Tax Act, 1961 has been amended to provide that income arising directly or indirectly through the sale of a capital asset, including shares of a company incorporated outside of India, will be subject to tax in India, if such shares derive, directly or indirectly, their value substantially from assets located in India, whether or not the seller of such shares has a residence, place of business, business connection, or any other presence in India, if, on the specified date, the value of such assets (i) represents 50% of the value of all assets owned by the company or entity, or and (ii) exceeds the amount of 100 million rupees.

If the Indian tax authorities determine that our A ordinary shares derive their value substantially from assets located in India you may be subject to Indian income taxes on the income arising, directly or indirectly, through the sale of our A ordinary shares. However, the impact of the above indirect transfer provisions would need to be separately evaluated under the tax treaty scenario of the country of which the shareholder is a tax resident. For additional information, see “Part I—Item 10. Additional Information—E. Taxation.”

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

We are an Isle of Man company and substantially all of our assets are located outside of the United States. A substantial part of our current operations are conducted in India. In addition, substantially all of our directors and executive officers are nationals and residents of countries other than the United States and we believe that a substantial portion of the assets of these persons may be located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. Moreover, the courts of India would not automatically enforce judgments of U.S. courts obtained in such actions against us or our directors and officers, or entertain actions brought in India against us or such persons predicated solely upon United States federal securities laws. Further, the U.S. has not been declared by the Government of India to be a reciprocating territory for the purposes of enforcement of foreign judgments, and there are grounds upon which Indian courts may decline to enforce the judgments of United States courts. Some remedies available under the laws of United States jurisdictions, including remedies available under the United States federal securities laws, may not be allowed in Indian courts if contrary to public policy in India. Since judgments of United States courts are not automatically enforceable in India, it may be difficult for you to recover against us or our directors and officers based upon such judgments. There is uncertainty as to whether the courts of the Isle of Man would recognize or enforce judgments of United States courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether such Isle of Man courts would be competent to hear original actions brought in the Isle of Man against us or such persons predicated upon the securities laws of the United States or any state.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our share price and trading volume could decline.

The trading market for our ordinary shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of our company, or if these securities or industry analysts are not widely respected within the general investment community, the trading price for our ordinary shares would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. We have experienced such downgrade from two of our analysts in fiscal 2016 during the period of anonymous short seller attack on our stock. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, or fail to maintain a favourable outlook on the company, it may cause investor sentiment to be weak, demand for our ordinary shares could decrease, which might cause our share price and trading volume to decline.

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

Based upon the past and projected composition of our income and valuation of our assets, we do not believe we will be a PFIC for our taxable year ending December 31, 2016, and we do not expect to become one in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC for any taxable year is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either:

•	75% or more of our gross income in a taxable year is passive income, or
•	50% or more of the average quarterly value of our gross assets in a taxable year is attributable to assets that produce passive income or are held for the production of passive income.

The calculation of the value of our assets will be based, in part, on the then market value of our A ordinary shares, which is subject to change. We cannot assure you that we were not a PFIC for the 2013, 2014 and 2015 taxable years or that we will not be a PFIC for this or any future taxable year. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year and involves extensive factual investigation. This investigation includes ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, which cannot be completed until the close of a taxable year, and, therefore, our U.S. counsel expresses no opinion with respect to our PFIC status.

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

Our capital expenditures in fiscal 2016, 2015 and 2014 were $211.3 million, $276.2 million and $163.2 million, respectively. Our principal capital expenditures were incurred for the purposes of purchasing intangible film rights and related content. We expect our capital expenditure needs in fiscal 2017 to be approximately $225.0 million, a significant amount of which we expect to be used for the acquisition of further intangible film rights and related content.

B. Business Overview

Eros International Plc is a leading global company in the Indian film entertainment industry, which co-produces, acquires and distributes Indian language films in multiple formats worldwide. We are one of the oldest companies in the Indian film industry to focus on international markets and we believe we are pioneers in our business. Our success is built on the relationships we have cultivated over the past 39 years with leading talent, production companies, exhibitors and other key participants in our industry. Leveraging these relationships, we have aggregated rights to over 3,000 films in our library,including recent and classic titles that span different genres, budgets and languages. Eros Now has rights to over 5,000 films across Hindi and regional languages from Eros’s internal library as well as third party aggregated content which we believe makes it one of the largest Indian movie offering platforms around the world.

Eros Now, our digital over-the-top entertainment service is increasingly focused on offering quality content including Indian films, music and original shows, opening new markets, delivering consumer-friendly product features such as offline viewing and subtitles and adopting a platform agnostic distribution strategy on Android and iOS platforms across mobile, tablets, cable or internet, including deals with original equipment manufacturers (“OEMs”). Eros Now has garnered over 44 million registered users across WAP, APP and Web at the end of fiscal 2016. While a majority of users are from India, Eros Now has registered users in 135 different countries. Eros Now has rights to over 5,000 films, and 250,000 music tracks from 13 different labels. Eros Now service is integrated with Bharti Airtel and Idea, India’s leading telecom operators and has struck deals with LeEco and Micromax to pre-bundle Eros Now in smart phones to be sold in India. The focus for Eros Now is monetization and it has a target to convert at least one million users into paid subscribers by the end of fiscal 2017.

Our portfolio of films over the last three completed fiscal years comprised 197 films. In fiscal 2016 we released 63 films in total either in India, overseas or both. These comprised 33 Hindi films, 19 Tamil films and 11 regional language films. The Company’s strong portfolio of films drove theatrical, television and digital/ancillary revenues worldwide with Bajrangi Bhaijaan, Bajirao Mastani and Tanu Weds Manu Returns taking No. 1, No. 3 and No. 4 positions on the box office charts with other major films such as Welcome Back, Singh is Bling (Overseas), Gabbar is back (Overseas) and Dil Dhadakne Do (Overseas), giving Eros a total of seven out of the Top 15 box office films in Calendar Year 2015 (according to www.bollywoodhungama.com). In addition to this, Srimanthudu was the second highest Telugu grossing film of all time, according to www.123telugu.com For fiscal 2016, our aggregate revenues were $274.4 million and were derived from theatrical, television syndication and digital and ancillary distribution channels, globally.

We won over 150 awards including Best Studio of the Year and Excellence in International Distribution. Further our films won Best Film, Best Director, Best Story, Best Actor, Best Music, Best Special Effects awards, to name a few. Bajrangi Bhaijaan won 37 awards including the 63rd National Film Award for Popular Film. Bajirao Mastani won over 75 award titles including National Award for Best Director. Tanu Weds Manu Returns won 18 awards including National Award for best female Actor in a leading role, Hero won 7 awards and Badlapur won 7 awards. The Company’s Malayalam film Pathemari also won a national award for Best Malayalam Film.

Indian films have a global appeal and their popularity has been increasing in many countries that consume dubbed and subtitled foreign content in local languages. These markets includes Germany, Poland, Russia, France, Italy, Spain, Indonesia, Malaysia, Japan, South Korea, the Middle East, Latin America among others. In all these markets it is the locals who are neither English nor Hindi speaking who view Bollywood content in a dubbed or subtitled version in their language, just as they view Hollywood content. China is increasingly becoming an important market and we expect to release select films from our slate for wider release into China. One of our box office hits of fiscal 2016, Bajirao Mastani is expected to be released in China in September 2016 in across 6,000 screens, one of the widest ever releases for an Indian film in China. As per PwC Outlook 2016, China is expected to overtake the US box office next year. China box office grew 49% in 2015 to $6.3 billion and is expected to grow to $10.3 billion next year. In comparison the US box office is expected to contract from $10.3 billion to $10 billion next year. Hollywood’s share of Chinese box office has slipped to 38.4% in 2015 from 45.5% in 2014. In early 2014 China had just under 19,000 screens and by end of 2015 that number grew to almost 32,000. Overall China is propelling Asia-Pacific’s growth (including Indonesia, Malaysia) with box office revenue across Asia-Pacific expected to grow to $21.11 billion in 2020 and this continues to emerge as important growth markets for Bollywood.

We set up Trinity Pictures in fiscal 2015 as what we believe to be one of India’s first dedicated franchise studio that develops valuable intellectual property in the form of franchise films with at least four films that will go into production during fiscal 2017 and expected to release in fiscal 2018. The first Indo-China film “The Zookeeper” (working title) written and developed in-house by Trinity Pictures to be co-produced with Chinese studio Peacock Mountain Culture & Media Ltd will be directed by Kabir Khan who also directed Bajrangi Bhaijaan and will be shot simultaneously in both languages. Another Indo-China film will be co-produced with Huaxia Film Distribution Co Ltd and which is currently titled, ‘Love in Beijing” (working title) will be directed by Siddharth Anand and will be shot in both languages. Both films are expected to release in Fiscal 2018. Other projects include a children’s action franchise, live action elephant film and a buddy cop film. Trinity Pictures is in discussions with third parties to create a digital comic book series, online gaming, animation series and merchandise for these franchise films.

Our distribution capabilities enable us to target a majority of the 1.3 billion people in India, our primary market for Hindi language films, where, according to bollywoodhungama.com, we participated in four, three and four films of the top ten grossing films in India, in calendar year 2015, 2014 and 2013 respectively. Our distribution capabilities further enable us to target consumers in over 50 countries internationally, including markets with large South Asian populations, such as the United States and the United Kingdom, where Rentrak reported our market share (as an average over the preceding five calendar years to 2015) as 35% of all theatrically released Indian language films in the United Kingdom, based on gross collections — including releases by Ayngaran, our majority-owned subsidiary, and 34% in the United States on the same basis. Other international markets that exhibit significant demand for subtitled or dubbed Indian-themed entertainment include Europe and South East Asia. Depending on the film, the distribution rights we acquire may be global, international or India only. Recently, as demand for regional film and other media has increased in India, our brand recognition in Hindi films has helped us to grow our non-Hindi film business by targeting regional audiences in India and beyond. With our distribution network for Hindi and Tamil films and additional distribution support through our majority owned subsidiary, Ayngaran, we believe we are well positioned to expand our offering of non-Hindi content.

We distribute our film content globally across the following distribution channels: theatrical, which includes multiplex chains and stand-alone theaters; television syndication, which includes satellite television broadcasting, cable television and terrestrial television; and digital and ancillary, which includes primarily music, inflight entertainment, home video, internet protocol television, or IPTV, video on demand, or VOD, and internet channels and Eros Now.

Our total revenues for fiscal 2016 decreased to $274.4 million from $284.2 million in fiscal 2015, our net income decreased to $13.3mn for fiscal 2016 from $49.3 million in fiscal 2015, EBITDA decreased to $36.3 million in fiscal 2016 from $70.1 million in fiscal 2015 and Adjusted EBITDA decreased to $70.9 million from $101.2 million in fiscal 2015.

The tables below set forth, for the periods indicated, revenue by primary geographic area based on customer location, and the percentage share of total revenue.

	Year ended March 31,
	2016	2015	2014
	(in thousands)
India	$158,843	$109,513	$117,647
Europe	24,367	27,146	22,245
North America	19,865	19,052	14,017
Rest of the world	71,353	128,464	81,561
Total revenues	$274,428	$284,175	$235,470

	Year ended March 31,
	2016	2015	2014
India	57.9	38.5	50.0
Europe	8.9	9.6	9.4
North America	7.2	6.7	6.0
Rest of the world	26.0	45.2	34.6
Total revenues	100.0%	100.0%	100.0%

Our Competitive Strengths

We believe the following competitive strengths position us as a leading global company in the Indian film entertainment industry.

Leading co-producer and acquirer of new Indian film content, with an extensive film library.

As one of the leading participants in the Indian film entertainment industry we believe our size, scale and market position will continue contributing to our growth in India and internationally. We have established our size and scale by aggregating a film library of over 3,000 films. We have demonstrated our leading market position by releasing, internationally or globally, Hindi language films which were among the top grossing films in India in calendar years 2015, 2014 and 2013. We believe that we have strong relationships with the Indian creative community and a reputation for quality productions. We set up Trinity Pictures to become what we believe to be one of India’s first dedicated franchise studio that develops valuable intellectual property in the form of franchise films and have already commissioned two Indo-Chinese co-production films under the Trinity Pictures.

We believe that these factors, along with our worldwide distribution platform, will enable us to continue to attract talent and film projects of a quality that we believe is one of the best in our industry, and build what we believe is a strong film slate for fiscal 2017 with some of the leading actors and production houses with whom we have previously delivered our biggest hits. We believe that the combined strength of our new releases and our extensive film library positions us well to build new strategic relationships.

Established, worldwide, multi-channel distribution network with entry proposed into China.

We distribute our films to the Indian population in India, the South Asian diaspora worldwide and to non-Indian consumers who view Indian films that are subtitled or dubbed in local languages. Internationally, our distribution network extends to over 50 countries, such as the United States, the United Kingdom and throughout the Middle East, where we distribute films to Indian expatriate populations, and to Germany, Poland, Russia, Romania, Indonesia, Malaysia, Taiwan, Japan, South Korea, China and Arabic speaking countries, where we release Indian films that are subtitled or dubbed in local languages. China is increasingly becoming an important market and we expect to release selected successful films from our slate for wider release into China. One of our box office hits of fiscal 2016, Bajirao Mastani is expected to be released in China in September 2016 in across 6,000 screens, one of the widest ever releases for an Indian film in China. We are also planning the release of our Indo-Chinese co-productions in fiscal 2018 in India, China and the rest of the world. Through this global distribution network, we distribute Indian entertainment content over the following primary distribution channels — theatrical, television syndication and digital platforms. Our primarily internal distribution network allows us greater control, transparency and flexibility over the regions in which we distribute our films which we believe results in the direct exploitation of our films without the payment of significant commissions to sub-distributors.

Diversified revenue streams and pre-sale strategies mitigate risk and promote cash flow generation.

Our business is driven by three major revenue streams:

•	theatrical distribution;
•	television syndication; and
•	digital distribution and ancillary products and services, including Eros Now.

In fiscal 2016, revenues from theatrical distribution accounted for nearly 50.4% of our aggregate revenues, revenues from television syndication accounted for 26.3% and digital distribution and ancillary revenues accounted for 23.3%, reflecting our diversified revenue base that reduces our dependence on any single distribution channel. We bundle library titles with new releases to maximize cash flows and we also utilize a pre-sale strategy to mitigate new production project risks by obtaining contractual commitments to recover a portion of our capitalized film costs through the licensing of television, music and other distribution rights prior to a film’s completion.

Television pre-sales in India are an important factor in enhancing revenue predictability for our business and are part of our diversification strategy to mitigate risks of cash flow generation. For fiscal 2017 we have pre sales visibility from sale of satellite television rights for among others Housefull 3, Dishoom, Baar Baar Dekho, Rock On 2, Banjo, Ki & Ka along with some regional films. In fiscal 2016, for our three high budget Hindi films we recouped 34% to 57% of the direct production cost through television and other pre-sales. We recouped 98% and 103% of our direct production cost of the two Tamil films released through contractual commitments prior to the film’s releases, and we recouped 91% our direct production cost of one Telugu film released through contractual commitments prior to the film’s release.

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

Our Strategy

Our strategy is driven by the scale and variety of our content and the global exploitation of that content through diversified channels. Specifically, we intend to pursue the following strategies:

Co-produce, acquire and distribute high quality content to augment our film library including a unique dedicated franchise studio model, Trinity Pictures.

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

Trinity Pictures is our new division which was set up in 2015 with the vision to be a global content studio that creates intellectual property around powerful character and plot-driven franchises and monetize these properties across films, merchandising, gaming amongst others.

To promote Eros Now, our OTT platform as the preferred choice for online entertainment by consumers across digital platforms.

As per TRAI there are over a billion wireless subscribers in India at the end of September 2015. The number of unique users is currently at 500 million, a penetration level of 38% of the Indian population. The number of wireless internet users in India are likely to cross 790 million by 2020 with more than 60% of users accessing the internet through their mobile phones. It is expected that over the next couple of years, 3G and 4G subscribers would constitute over 40% of the wireless internet subscribers base. Initiatives such as broadband rollout and public Wi-Fi as part of the government’s Digital India campaign and the promotion of 4G data packs by leading telecoms will only help boost the quality of digital infrastructure in India.

Eros Now, our digital over-the-top entertainment service is increasingly focused on offering quality content including Indian films, music and original shows, opening new markets, delivering consumer-friendly product features such as offline viewing and subtitles and adopting a platform agnostic distribution strategy on Android and iOS platforms across mobile, tablets, cable or internet, including deals with original equipment manufacturers (“OEMs”). Eros Now has garnered over 44 million registered users across WAP, APP and Web at the end of fiscal 2016. While a majority of users are from India, Eros Now has registered users in 135 different countries. Eros Now has rights to over 5,000 films, and 250,000 music tracks from 13 different labels. Eros Now service is integrated with Bharti Airtel and Idea, India’s leading telecom operators and has struck deals with LeEco and Micromax to pre-bundle Eros Now in smart phones to be sold in India. The focus for Eros Now is monetization and it has a target to convert at least one million users into paid subscribers by the end of fiscal 2017. We continue to believe that Eros Now will be a significant player within the over-the-top online Indian entertainment industry, especially given the rapidly growing internet and mobile penetration within India.

Capitalize on positive industry trends in the Indian market.

Propelled by the economic expansion within India and the corresponding increase in consumer discretionary spending, the FICCI Report 2016 projects that the dynamic Indian media and entertainment industry will grow at a 14.3% compound annual growth rate, or CAGR, from $17.4 billion in 2015 to $34.1 billion by 2020, and that the Indian film industry will grow from $2.1 billion in 2015 to $3.4 billion in 2020. India is one of the largest film markets in the world. In 2015 the average ticket price amongst the two leading multiplex cinema chains in India was $2.73 compared to $2.63 in 2014, a 4% increase year-on-year.

The Indian television market is the second largest in the world after China, reaching an estimated 175 million television, or TV households in 2015, of which over 160 million were subscribing cable and satellite households. FICCI Report 2016 projects that the Indian television industry will grow from $8.2 billion in 2015 to $16.6 billion in 2020. The growing size of the TV industry has led television satellite networks to provide an increasing number of channels, resulting in competition for quality feature films for home viewing in order to attract increased advertising and subscription revenues.

Broadband and mobile platforms present growing digital avenues to exploit content. As per the latest Telecom Regulatory Authority of India report, there are over 1 billion wireless subscribers in India at the end of September 2015. The number of unique mobile users is currently at 500 million which is a penetration level of approximately 38% of the Indian population. It is expected to touch around 1.3 billion by 2020, over 90% of India’s total population at that point. The number of wireless internet users in India is likely to cross 790 million by 2020 with more than 60% of users accessing the internet through their mobile phones It was estimated that in 2015 there will be about 180 million smartphones in India, predominantly Android-based. The pace of smartphone penetration is growing and it is expected that by 2020, all mobile handsets being sold in India will be 4G-ready smartphones.

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

We currently distribute our content to consumers in more than 50 countries, including in markets where there is significant demand for subtitled and dubbed Indian themed entertainment, such as Europe and South East Asia, as well as to markets where there is significant concentration of South Asian expatriates, such as the Middle East, the United States and the United Kingdom.

Our growth from non-diaspora international markets shows a growing appetite for Bollywood content in many new markets. One of our strongest potential markets, China, with a market size of $6.3 billion and almost 32,000 screens, is projected to soon surpass Hollywood as the largest film market in the world. We believe our memorandum of understanding to collaborate with China Film Corp., Shanghai Film Group Co. Ltd. and Fudan University Press Co. Ltd. to co-produce and distribute Sino-Indian films will be an important steps in maximizing our opportunity in China. With Trinity’s launch, the studio is also expanding into new film markets, which includes entry into China. Two projects will be co-produced with a leading Chinese studio, based on stories organically weaving the socio-cultural worlds of India and China. Additionally, the films will be shot in both languages. We intend to promote and distribute our films in additional countries, and further expand in countries where we already distribute, when we believe that demand for Indian filmed entertainment exists or the potential for such demand exists. We have also entered into arrangements with local distributors in Taiwan, Japan, South Korea, and China to distribute dubbed or subtitled Eros films through theatrical release, television broadcast or DVD release. Additionally, we believe that the general population growth in India experienced over recent years may eventually lead to increasing migration of Indians to other regions, resulting in increased demand for our films internationally.

Expand our regional Indian content offerings.

We will utilize our resources, international reputation and distribution network to continue expanding our non-Hindi content offerings to reach the substantial Indian population whose main language is not Hindi. While Hindi films retain a broad appeal across India, the diversity of languages within India allows us to treat regional language markets as distinct markets where particular regional language films have a strong following. In fiscal 2016, our Tamil and Telugu releases were 21 films as compared to 19 films in fiscal 2015. In fiscal 2016, Srimanthudu was the second highest Telugu grossing film of all time. In fiscal 2016 we released a total of 30 regional language films other than Hindi.

In addition to Tamil and Telugu, we also work on films in other regional languages such as Marathi, Malayalam, Punjabi and Bengali. In fiscal 2016 Malayalam film Pathemari won a national award for Best Malayalam Film. We intend to use our existing distribution network across India to distribute regional language films to specific territories. Where opportunities are available and where we have the rights, we also intend to exploit re-make rights to some of our popular Hindi movies into non-Hindi language content targeted towards these regional audiences.

Slate Profile

The success of our film distribution business lies in our ability to acquire content. Each year, we focus on the acquisition and distribution of a diverse portfolio of Indian language and themed films that we believe will have a wide audience appeal. For fiscal 2016, our releases included 33 new Hindi films, of which 3 were high budget films, and 21 Tamil and Telugu language films, of which 3 were high budget films. Our typical annual slate of new releases consists of both Hindi language films as well as films produced specifically for audiences whose main language is not Hindi, primarily Tamil, and to a lesser extent other regional Indian languages. Our most expensive films are generally the high and medium budget films (mainly Hindi and a few Tamil and Telugu films) that we release globally each year. Of these Hindi, Tamil and Telugu films, we generally have four to six high budget films. The remainder of the films (mainly Hindi but also Tamil and/or Telugu) included in each annual release slate is built around these high budget films to create a slate that will attract varying segments of the audience, and typically includes five to thirteen medium budget films. The remainder of the slate consists of Hindi, Tamil, Telugu and other language films of a lower budget.

We have maintained our focus on high and medium budget Hindi films because these films typically have better production values and more recognizable stars that typically attract larger theatrical audiences. These high and medium budget films also typically drive higher revenues from television syndication in India. We seek to mitigate the risks associated with these higher budget films through the use of our extensive pre-sale strategies. We have increased our focus on high and medium budget Tamil and Telugu films for similar reasons. In addition, we can release a Tamil and Hindi film on the same date as they cater to different audiences, which allow us to effectively schedule releases for our film portfolio and to take a greater combined share of the box office on those release dates. Our slate contained six high budget films in fiscal 2015, of which three were Hindi, two Tamil and one was Telugu and six high budget films in fiscal 2016, of which three were Hindi, two Tamil and one was Telugu.

Hindi Film Content. Our typical annual slate of films is comprised of high or medium budget films in the popular comedy and romance genres, supported by lower budget films.

Selected Hindi Releases in Fiscal Year 2016 (a)

Film	Cast/(Director)	Co-production/ Acquisition	Genre	Actual Month of Release

Bajrangi Bhaijaan	Salman Khan, Kareena Kapoor (Kabir Khan)	Acquisition	Drama	July-15

Bajirao Mastani	Ranveer Singh, Deepika Padukone, Priyanka Chopra (Sanjay Leela Bhansali)	Co-production	Romance	December-15

Tanu Weds Manu Returns	R. Madhvan, Kangana Ranaut (Anand L. Rai)	Co-production	Comedy	May-15

Welcome Back	John Abraham, Anil Kapoor, Nana Patekar, Paresh Rawal (Anees Bazmee)	Acquisition	Comedy	September-15

Singh is Bling	Akshay Kumar, Kareena Kapoor, Amy Jackson (Prabhu Deva)	Acquisition (Overseas)	Comedy	October-15

Gabbar is Back	Akshay Kumar, Kareena Kapoor	Acquisition (Overseas)	Drama	April-15
Drama, Comedy
Dil Dhadakne Do	Ranveer Singh, Farhan Akhtar, Priyanka Chopra, Anushka Sharma, Anil Kapoor (Zoya Akhtar)	Acquisition (Overseas)		June-15
Romance, Action
Hero	Sooraj Pancholi, Athiya Shetty (Nikhil Advani)	Acquisition	Drama	September-15

Aligarh	Rajkumar Rao, Manoj Bajpai (Hansal Mehta)	Co-production	Biographical	February-16

(a) The list of films set forth in the table above is not a complete list of all the films released in the period by us and only covers selected Hindi film releases. We released a total of 63 films in fiscal 2016 of which 33 were Hindi films.

Tamil, Telugu and Other Regional Film Content. In order to respond to consumer demand for regional films, we have a slate of films produced in languages other than Hindi, such as Tamil, Telugu, Marathi, Malayalam and Punjabi.

Selected Tamil and Telugu Releases in Fiscal Year 2016 (a)

Film	Cast/(Director)	Co-production/ Acquisition	Genre	Actual Month of Release

Srimanthudu (Telugu)	Mahesh Babu, Shruti Haasan (Koratala Siva)	Acquisition	Drama	August-15

Uttama Villain (Tamil)	Kamal Haasan (Ramesh Aravind)	Acquisition	Comedy, Drama	May-15

Mass (Tamil)	Suriya, Nayantara, Amy Jackson (Venkat Prabhu)	Acquisition	Action, Comedy	May-15

Dictator (Telugu)	Balakrishna (Srivaas)	Co-production	Action	January-16

(a) The list of films set forth in the table above is not a complete list of all the films released in the period by us and only covers selected Tamil and Telugu film releases. We released a total of 63 films in fiscal 2016 of which 30 were regional films other than Hindi.

Our typical annual slate includes between 19 to 30 Tamil films, of which 10 were global Tamil and Telugu releases in fiscal 2016 compared to 6 in fiscal 2015. Tamil films are predominantly star-driven action or comedy films, which appeal to audiences distinct from audiences for more romance-focused Hindi films. We believe that a Tamil or Telugu film and a Hindi film can be released simultaneously on the same date without adversely affecting business for either film as each caters to a different audience.

We believe we can capitalize on the demand for regional films and replicate our success with Tamil and Telugu films for other distinct regional language films, including Marathi, Malayalam and Punjabi. Currently we have three Malayalam movies (Happy Wedding, White and Naale) in pipeline for fiscal 2017. In addition, the key Indian release dates for films, during school and other holidays, vary by region and therefore the ability to release films on different holidays in various regions, in addition to being able to release films in different regional languages simultaneously, expands the likely periods in which films can be successfully released. We intend to build up our portfolio of films targeting other regional language markets gradually.

Selected Major Releases in Fiscal Year 2017(a)

Film	Cast/(Director)	Production/ Co-Production/ Acquisition	Genre	Actual/ Anticipated Quarter of Release

Ki & Ka	Arjun Kapoor & Kareena Kapoor / (R. Balki)	Co Production	Drama	Released Q1 FY 2017

Sardaar Gabbar Singh (Telugu)	Pawan Kalyan / (North Star / K S Ravindra)	Co Production	Action	Released Q1 FY 2017

Nil Battey Sannata (The Classmate)	Swara Bhaskar / (Colour Yellow-Jar Pictures)	Co Production	Drama	Released Q1 FY 2017

24 (Tamil)	Suriya, Samantha / Studio Green / Vikram Kumar	Acquisition	Science Fiction	Released Q1 FY 2017

Housefull 3	Akshay Kumar, Riteish Deshmukh, Abhishek / (Nadiadwala / Sajid Farhad)	Co Production	Comedy	Released Q1 FY 2017

Dishoom	John Abraham, Varun Dhawan, Jackie Fernandez / (Nadiadwala / Rohit Dhawan)	Co Production	Action	Q2 FY 2017

Happy Bhag Jayegi	Diana Penty, Abhay Deol, Jimmy Shergill	Co Production	Romantic Comedy	Q2 FY 2017

Banjo	Riteish Deshmukh & Nargis Fakhri / (Ravi Jadhav)	Production	Drama	Q2 FY 2017

Baar Baar Dekho	Siddharth Malhotra & Katrina Kaif / (Dharma / Nitya Mehra)	Acquisition	Romantic Drama	Q2 FY 2017

Rock On 2	Farhan Akhtar, Arjun Rampal / (Excel / Shujaat Saudagar)	Acquisition	Drama	Q3 FY 2017

Chaar Sahibzaade 2 (Punjabi)	3D Animation / (Harry Baweja)	Co Production	Animation, History	Q3 FY 2017

Guru Tegh Bahadur (Punjabi)	3D Animation / (Harry Baweja)	Acquisition	Animation, History	Q4 FY 2017

_______________

(a)	The list of films set forth in the table above is for illustrative purposes only, is not complete and only includes released and anticipated future releases. Due to the uncertainties involved in the development and production of films, the date of their completion can be significantly delayed, planned talent can change and, in certain circumstances, films can be cancelled or not approved by the Indian Central Board of Film Certification. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Our films are required to be certified in India by the Central Board of Film Certification.”

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

Content Development and Sourcing

We currently acquire films using two principal methods — by acquiring rights for films produced by others, generally through a license agreement, and by co-producing films with a production house, typically referred to as a banner, that is usually owned by a top Indian actor, director or writer, on a project by project basis. We regularly co-produce and acquire film content from some of the leading banners in India, including Bhansali Productions Private Limited, Colour Yellow Productions Private Limited, Nadiadwala Grandson Entertainment Private Limited, Excel Entertainment Private Limited and Salman Khan Ventures Private Limited Regardless of the acquisition method, over the past five years, we have typically obtained exclusive global distribution rights in all media for a minimum period of ten to twenty years from the Indian initial theatrical release date, although the term can vary for certain films for which we may only obtain international or only Indian distribution rights, and occasionally soundtrack or other rights are excluded from the rights acquired. On co-produced films, we typically have exclusive distribution rights for at least 20 years, co-own the copyright in such film in perpetuity and, after the exclusive distribution right period, share control over the further exploitation of the film.

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

Through Trinity Pictures, our franchise feature studio, we plan to launch its first slate of films during the Fiscal 2017. Trinity Pictures, we believe is one of the first Bollywood studios in India with a dedicated in-house team of writers (the ‘Trinity Writers’ Room’), has created over ten original franchises since the company’s inception, out of which we expect at least four films will go into production in fiscal year 2017 and release in fiscal year 2018. Trinity’s initial film slate lineup includes a range of character driven franchises across budgets, genres and languages. The first Indo-China film “The Zookeeper” (working title), written and developed in-house by Trinity Pictures to be co-produced with Chinese studio Peacock Mountain Culture & Media Ltd, will be directed by Kabir Khan who also directed Bajrangi Bhaijaan and will be shot simultaneously in both languages. The Company expects this film to be released in Fiscal 2018. Another Indo-China film will be co-produced with Huaxia Film Distribution Co Ltd and which is currently titled, Love in Beijing (working title), and will be directed by Siddharth Anand, and will be shot in both languages is also expected to be released in Fiscal 2018. Other projects includes a children’s action franchise, live action elephant film and a buddy cop film. Trinity Pictures is in discussions with third parties to create a digital comic book series, online gaming, animation series and merchandise for these franchise films.

Regardless of whether a film will be acquired or co-produced, we determine the likely value to us of the rights to be acquired for each film based on a variety of factors, including the stars cast, director, composer, script, estimated budget, genre, track record of the production house, our relationship with the talent and historical results from comparable films. Our primary focus is on sourcing a diversified portfolio of films expected to generate commercial success. We generally co-produce our high budget films and acquire rights to more medium and low budget films. Our model of primarily acquiring or co-producing films rather than investing in significant in-house production capability allows us to work on more than one production with key talent simultaneously, since the producer or co-producer takes the lead on the time intensive process of production, allowing us to scale our film slate more effectively. The following table summarizes typical terms included in our acquisition and co-production contracts.

	Acquisition	Co-production
Film Cost	Negotiated “market value”	Actual cost of production or capped budget and 10-15% production fee

Rights	10 years-20 years	Exclusive distribution rights for at least 20 years after which Eros shares control over the further exploitation of the film, and co-owned copyright in perpetuity, subject to applicable copyright laws

Payment Terms	10-30% upon signature Balance upon delivery or in installments between signing and delivery	In accordance with film budget and production schedule

Recoupment Waterfall	“Gross” revenues Less 10-20% Eros distribution fee (% of cost or gross revenues) Less print, advertising costs (actuals) Less cost of the film Net revenues generally shared equally	Generally same as Acquisition except sometimes Eros also charges interest and/or a production or financing fee for the cost of capital and overhead recharges

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

Our Film Library

We currently own or license rights to films currently comprising over 3,000 films, including recent and classic titles that span different genres, budgets and languages. Eros Now has rights to over 5,000 films across Hindi and regional languages from Eros’s internal library as well as third party aggregated content which it believes makes it one of the largest Indian movie offering platforms around the world. In addition Eros Now showcases music from 13 Indian music labels and offers over 250,000 music tracks. Our film library has been built up over more than 39 years and includes hits from across that time period, including among others Bajrangi Bhaijaan, Bajirao Mastani, Tanu Weds Manu Returns, NH10, Badlapur, Devdas, Hum Dil De Chuke Sanam, Lage Raho Munna Bhai, Om Shanti Om, Vicky Donor, English Vinglish, Goliyon Ki Raasleela: Ram-Leela. We have acquired most of our film content through fixed term contracts with third parties, which may be subject to expiration or early termination. We own the rights to the rest of our film content as co-producers or sole producer of those films. Through such acquisition and co-production arrangements, we seek to acquire rights to 60-70 additional films each year. While we typically hold rights to exploit our content through various distribution channels, including theatrical, television and new media formats, we may not acquire rights to all distribution channels for our films. In particular, we do not own or license the music rights to a majority of the films in our library. We expect to maintain more than half of the rights we presently own through at least December 31, 2025.

In an effort to reach a wide range of audiences, we maintain rights to a diverse portfolio of films spanning various genres, generations and languages. More than 65% of the films in our Hindi library are films produced in the last 15 years. We own or license rights to films produced in several regional languages, including Tamil, Telugu, Kannada, Marathi, Bengali, Malayalam and Punjabi.

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

A summary of certain key features of our film library rights as of March 31, 2016 follows below.

	Hindi Films	Regional Language Films (excluding Kannada films)	Kannada Films

Approximate percentage of total library	31%	57%	12%

Approximate percentage of co-production films	1%	Less than 1%	Not applicable

Minimum remaining term of exclusive distribution rights for total films (approximate percentage of rights expiring at the earliest in the periods indicated)	2020 or earlier: 43% 2021-2025: 38% 2026-2030: 6% 2031-2045: 3% Perpetual rights, subject to applicable copyright law limitations: 10%	2020 or earlier: 54% 2021-2025: 13% 2026-2030: 1% 2031-2045: 1% Perpetual rights, subject to applicable copyright law limitations: 31%	Not applicable

Remaining term of exclusive distribution rights for co-production (approximate percentage of rights expiring earliest in the periods indicated)	2020 or earlier: 0% 2021-2025: 0% 2026-2030: 0% 2031-2045: 0% Perpetual rights, subject to applicable copyright law limitations: 100%	Perpetual rights, subject to applicable copyright law limitations: 100%	Perpetual rights, subject to applicable copyright law limitations: 100%

Date of first release (by Eros or prior rights owner)	1943-2016	1958-2016	*

Rights in major distribution channels	Theatrical: 23% Television syndication: 23% Digital: 88%	Theatrical: 38% Television syndication: 49% Digital: 74%	Digital: 100%

Music Rights (approximate percentage of films)	13%	19%	0%

Production Years (approximate percentage of films produced in the periods indicated)	1943-1965: 5% 1966-1990: 13% 1991-2016: 82%	1958-1965: 0% 1966-1990: 3% 1991-2016: 97%	*

(*)	Our Kannada digital rights library was acquired in September 2010, subsequent to the production and date of first release for these films, and consequently this information is not in our records.

Distribution Network and Channels

We distribute film content primarily through the following distribution channels:

•	theatrical, which includes multiplex chains and stand-alone theaters;
•	television syndication, which includes satellite television broadcasting, cable television and terrestrial television; and
•	digital and ancillary. which primarily includes IPTV, VOD, music, inflight entertainment, home video, internet channels and Eros Now.

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

Certain information regarding our initial distribution rights to films initially released in the three fiscal years ended March 31, 2016, 2015 and 2014 is set forth below:

	Year ended March 31,
	2016	2015	2014
Global (India and International)
Hindi films	27	30	23
Regional films (excluding Tamil films)	6	—	3
Tamil films	8	6	8
International Only
Hindi films	5	15	14
Regional films (excluding Tamil films)	—	1	—
Tamil films	10	13	21
India Only
Hindi films	1	—	—
Regional films (excluding Tamil films)	5	—	—
Tamil films	1	—	—
Total	63	65	69

“High budget” films refer to Hindi films with direct production costs in excess of $8.5 million and Tamil and Telugu films with direct production costs in excess of $7.0 million, in each case translated at the historical average exchange rate for the applicable fiscal year. “Low budget” films refer to Hindi, and regional films with less than $1.0 million in direct production costs, in each case translated at the historical average exchange rate for the applicable fiscal year. “Medium budget” films refer to Hindi, and regional films within the remaining range of direct production costs.

We distribute content in over 50 countries through our own offices located in key strategic locations across the globe, including separate offices maintained by Ayngaran for distribution of Tamil films that we do not distribute directly, and through our distribution partners. In response to Indian cinemas’ continued growth in popularity across the world, especially in non-English speaking markets, including Germany, Poland, Russia, Southeast Asia and Arabic speaking countries, we offer dubbed and/or subtitled content in over 25 different languages. We have entered into co-production deals with three Chinese film companies. In addition to our internal distribution resources, our global distribution network includes relationships with distribution partners, sub-distributors, producers, directors and prominent figures within the Indian film industry and distribution arena.

Theatrical Distribution and Marketing

Indian Theatrical Distribution. The Indian theatrical market is comprised of both multiplex and single screen theaters which are 100% digitally equipped. In India, the cost of distributing a digital film print is lower than the cost of distributing a digital film print in the United States. Utilization of digital film media also provides additional protection against unauthorized copying, which enables us to capture incremental revenue that we believe are at risk of loss through content piracy.

India is divided into 14 geographical regions known as “Film Circuits” or “Film Territories” in the Indian Film Trade. We distribute our content in all of the circuits either through our internal distribution offices (Mumbai, Delhi, East Punjab, Mysore, Kerala, West Bengal and Bihar) or through sub-distributors in remaining circuits. The Film Circuits where we have direct offices comprise of a market share of up to 75% of the India theatrical revenue. Our primarily internal distribution network allows us greater control, transparency and flexibility over the core regions in which we distribute our films, and allows us to retain a greater portion of revenues per picture as a result of direct exploitation instead of using sub-distributors, which requires the payment of additional fees, sub distributor margins or revenue shares.

We entered into agreements with certain key multiplex operators to share net box office collections for our theatrical releases with the exhibitor for a predetermined fee of 50% of net box office collections for the first week, after which the split decreases over time.

We primarily enter into agreements on a film-by-film and exhibitor-by-exhibitor basis; however, we also have annual agreements with some of the top national multiplex chains.  To date, our agreements have been on terms that are no less favorable than the terms of the prior settlement agreements; however, we cannot guarantee such terms can always be obtained.

The largest number of screens in India that we book for a particular film are booked for the first week of theatrical release, because as a substantial portion of box office revenues are collected in the first week of a film’s theatrical exhibition. Our agreements with pan India multiplex operators is such that 100% of the entire first week of Eros share of revenues from all our films from such multiplexes is paid to us within 10 days of the release.

In single screens we either obtain non-refundable minimum guarantees / refundable advances and a revenue sharing arrangement above the minimum guarantee and with certain smaller multiplex chains we obtain refundable advances and a revenue sharing arrangement.

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

Theatrical Distribution Outside India. Outside India, we distribute our films theatrically through our offices in Dubai, Singapore, the U.S., the United Kingdom, Australia and Fiji and through sub-distributors. In our international markets, instead of focusing on wide releases, we select a smaller number of theaters that play films targeted at the expatriate South Asian population or the growing international audiences for Indian films. We generally theatrically release subtitled versions of our films internationally on the release date in India, and dubbed versions of films in countries outside India 12-24 weeks after their initial theatrical release in India sometimes after a long gap.

Marketing. The pre-release marketing of a film is an integral part of our theatrical distribution strategy. Our marketing team creates marketing campaigns tailored to market and movie, utilizing print, brand tie-ups, music pre-releases, television, print and outdoor advertising, social media marketing on Facebook and Twitter and online advertising to generate momentum for the release of a film. We generally begin print media public relations as soon as a film commences shooting, with full marketing efforts commencing two to three months in advance of a film’s release date, starting with a theatrical trailer for the film promoted as part of another film currently playing in theaters. In addition, usually between six to eight weeks before the initial Indian theatrical release date, we separately release clips from the films featuring musical numbers. Those clips and the accompanying music tracks are separately available for purchase and add to consumer awareness and anticipation of the upcoming film release. We also maintain a Facebook page, which supplies background detail, chat opportunities and photos of upcoming films as well as links to our YouTube content.

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

Television Distribution

India Distribution. We believe that the increasing television audience in India creates new opportunities for us to license our film content, and expands audience recognition of the Eros name and film products. We license Indian film content (usually a combination of new releases and existing films in our library), to satellite television broadcasters operating in India under agreements that generally allow them to telecast a film over a stated period of time in exchange for a specified license fee. We have, directly or indirectly, licensed content for major Indian television channels such as Colors, Sony, the Star Network and Zee TV.

Television pre-sales in India are an important factor in enhancing revenue predictability for our business and are part of our diversification strategy to mitigate risks of cash flow generation. Where we do pre-sales, we negotiate a set license fee which is payable over time with the last payment due on delivery of the film. For fiscal 2017 we have pre sales visibility from sale of satellite rights for among others Housefull 3, Dishoom, Baar Baar Dekho, Rock On 2, Banjo, Ki & Ka along with some regional films. In fiscal 2016, for our three high budget Hindi films we recouped 34 - 57% of the direct production cost through pre-sales. We recouped 98% and 103% of our direct production cost of the two Tamil films released through contractual commitments prior to the films’ releases, and we recouped 91% our direct production cost of one Telugu film released through contractual commitments prior to the films’ releases.

Our content is typically released on satellite television three to six months after the initial theatrical release. In India there are currently six direct to home, or DTH providers. We have offered some of our films through DTH service providers, but we have also licensed these rights with the satellite TV rights to satellite channel providers. As the number of DTH subscribers increase in India, we anticipate that we will have an opportunity to license directly for DTH exploitation. We have also provided content to regional cable operators. Although DTH distribution is still relatively small in India, with Indian telecom networks and DTH platforms expanding their services, we are beginning to see an increased interest for video on demand in India. We also sub-license some of our films for broadcast on Doordarshan, the sole terrestrial television broadcast network, which is government owned. We are seeing increasing growth from the Indian cable system which is predominantly digital. We believe that as the cable industry migrates towards digital technology and moves toward consolidation, cable television licensing will represent a more significant revenue stream for our business.

International Distribution. Outside of India, we license Indian film content for broadcasting on major channels and platforms around the world, such as Channel 4 (U.K.), CCTV (China), MBC (Middle East), TV3 (Malaysia), Bollywood Channel (Israel), RTL2 (Germany), M Channel (Thailand) and National TV (Romania) amongst others. We also license dubbed content to Europe, Arabic-speaking countries and in Southeast Asia and other parts of the world. Often such licenses include not just new releases, but films grouped around the same star, director or genre. International pre-sales of television, music and other distribution rights are an important component of our overall pre-sale strategy. We believe that our international distribution capabilities and large library of content enable us to generate a larger portion of our revenue through international distribution.

Digital Distribution

In addition to our theatrical and television distribution networks, we have a global network for the digital distribution of our content, which consists of full length films, music, music videos, clips and other video content. Through our digital distribution channel we mainly monetize music assets and distribute movies and other content primarily in IPTV, VOD (including SVOD and DTH) and online internet channels. Our film content is distributed in original language, subtitled into local languages or dubbed, in each case as driven by consumer or regional market preferences. With our large library of content and slate of new releases, we have sought to capitalize on changes in consumer demand through early adoption of new formats and services, which we believe enables us to generate a larger portion of our revenue through digital distribution than the film entertainment industry average in India.

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

In fiscal 2016, we acquired a controlling stake in Techzone. Techzone is an aggregator, developer and distributor of entertainment content via mobile platforms in India. Techzone recently started aggregation in international locations. Techzone is particularly focused on the Bollywood films and music markets and has significant region-specific content in Tamil, Telugu, Malayalam, Bengali, Odisha. The company has relationships and billing integration with major telecom networks in India to distribute its content and also has its own allocated “Mobile Shortcode” 56060 by telco. Techzone makes its content available to end-users via various methods such as caller ring-back tones (CRBT), mobile radio, short message service (SMS), wireless application protocol (WAP), Over the top (OTT) and interactive voice response (IVR).

Techzone has an average of 25 million SMS, WAP, IVR & OTT transactions per month which is coming across from international telecom operators and major telecom operators in India for which it bills the customers directly through its billing platform. This excludes CRBT transactions which are also marketed and distributed by Techzone but billed by the telecom operators directly. In a given month, a single customer may engage in multiple transactions.

In North America, we have an agreement with International Networks, a subsidiary of Comcast, to provide a SVOD service fully branded as ‘Eros Now’. The service is carried on most of the major cable network providers including Comcast, Cox Communications, Cablevision and Time Warner Cable. We provide all programming for this film and music channel and share revenues with the cable providers. We also provide content to Amazon Digital and participate in a revenue share deal. This fiscal year, we have appointed Royalty Network Inc. and have granted sub-publishing rights to collect revenues. In Canada, Eros has signed a Program License Agreement for various movies with Rogers Broadcasting Limited.

On YouTube, where we have exceeded 4.3 billion views to date since our launch in 2007 and have over 5.4 million free subscribers as of June 2016, we sell banner and pre-roll advertisements, and share these advertising revenues with Google.

As per the latest TRAI report, there are over 1 billion wireless subscribers in India. The number of unique mobile users is currently at 500 million which is a penetration level of approximately 38% of the Indian population. It is expected to touch around 1.3 billion by 2020, over 90% of India’s total population at that point. The number of wireless internet users in India are likely to cross 790 million by 2020 with more than 60% of users accessing the internet through their mobile phones. It is expected that over the next couple of years, 3G and 4G subscribers would constitute over 40% of the wireless internet subscriber base. Big disruptive initiatives such as broadband rollout and public Wi-Fi as part of the government’s Digital India campaign and the aggressive promotion of 4G data packs by leading telecoms will only help boost the quality of digital infrastructure in India. It is estimated that in 2015 there are about 180 million smartphones in India, predominantly Android-based. The pace of smartphone penetration is growing and it is expected that by 2020, all mobile handsets being sold in India will be 4G-ready smartphones. 1 (Source : KPMG – FICCI, India Media and Entertainment Industry Report 2016)

Eros Now

Eros Now, our digital over-the-top entertainment service is increasingly focused on offering a world-class choice of content including Indian films, music and original shows, opening new markets, delivering consumer-friendly product features such as offline viewing and subtitles and adopting a platform agnostic distribution strategy on Android and iOS platforms across mobile, tablets, cable or internet, including deals with original equipment manufacturers (“OEMs”). The focus for ErosNow is monetization and it has a target to convert at least one million users into paying subscribers by the end of fiscal 2017.

Registered Users and Subscribers

•	Eros Now continues to demonstrate strong growth, garnering over 44 million registered users across WAP, APP and Web at the end of fiscal 2016. While a dominant number of users are from India, Eros Now has registered users in 135 different countries.

•	The Company’s new two-tier premium pricing in India is Rs. 49 ($0.75) and Rs. 99 ($1.51) per month and is available internationally for a $7.99 (or local currency equivalent) per month.

Platform Distribution and New Markets

Eros Now entered the Malaysian market with two partnerships with the country’s telecom operators; Maxis Berhad and U Mobile. With these partnerships, we believe Eros Now has a first mover advantage as an Indian OTT platform entering the growing Malaysian market,. As part of the partnership with Maxis, Eros Now will be included within a range of Maxis’ prepaid and post-paid data plans, offering various promotions to the telcom companies 12.3 million subscribers. The deal with U Mobile also enables the telecom’s prepaid and post-paid customers’ access to Eros Now’s premium subscriptions, including data free promotions.

•	The popularity of VOD and OTT platforms has been growing in Malaysia, a country with high broadband penetration and cell phone adoption. Eros Now enters this market with these telco partnerships to offer consumers subscription to Eros Now for RM10 ($2.60) per month.

•	In India, the Company’s first telecom integration strategy for Eros Now was with Bharti Airtel, India's largest telecom operator. Bharti Airtel recently ran a co-branded marketing campaign around Bajirao Mastani powered by Eros Now on Airtel.

•	Eros Now has entered into a platform and content deal with India’s third largest telecom service providers, IDEA Cellular (“IDEA”). IDEA has recently announced the launch of 4G services across five southern states of India, and had announced plans to expand to 750 towns in 10 service areas, by June 2016. The association with Eros Now, will enable IDEA’s 4G customers in these markets to enjoy rich premium content from a wide library of movies, originals and short form videos.

•	Original Equipment Manufacturers (OEMs) are also an integral part of Eros Now distribution strategy. Eros Now entered into a partnership with Micromax, the second largest handset manufacturer in India and the 10th largest mobile phone player in the world. Micromax anticipates sales of approximately 1-1.5 million of it’s smartphones every month. Eros Now will be the only pre-installed entertainment app across all Micromax smartphones. Eros Now will also leverage Micromax’s presence of over 150,000 retail outlets to promote and distribute its service.

•	Similarly, Eros Now is integrated on LeEco phones for the Indian market with a one year Eros Now subscription worth approximately $10 and $20 pre-bundled on standard and premium handsets, respectively. LeEco smart phones, LeMax and Le1S are being exclusively sold through e-commerce portal Flipkart and LeEco is running an aggressive marketing campaign in India.

•	Eros Now has expanded availability of the service to the Apple TV media platform and is now showcasing across Apple TV’s presence in 80 key countries including the U.S., UK, India, Canada, Australia, and Malaysia. Subscribers can download the Eros Now app through the Apple TV App Store.

•	Eros Now is also available on Amazon Fire TV to users across the U.S., UK and Western Europe. Eros Now’s content can be viewed on TV, mobile, tablet and web via Fire TV. The app, which can be easily accessed via the Amazon Store allows users to customize content by creating personal watch lists and utilize video progression, allowing users to continue watching content from where they previously left off. In addition, Amazon will be co-marketing the Eros Now service and promoting the app across all relevant geographies with Amazon Fire TV. Eros Now is also integrated for the Chromecast platform.

•	Eros Now has extended to Android platforms via Android TV, one of the fastest growing smart TV platforms. Earlier in the year the Company completed the integration of the Eros Now app on to the Google Nexus Player and other 2015 Android TV platforms like Sony, Sharp and Phillips with Apple, Android and Samsung platforms, Eros Now is present across three of the top four streaming devices in the world.

Product Features

•	Eros Now continues to implement and introduce new and exciting product features. In fiscal 2016, Eros Now launched its “Portability” feature which allows users to access their accounts and watch content across up to eight different devices. Eros Now also launched its “video progression” feature, where the platform is able to remember the point at which a user has paused or stopped viewing their content piece, and allows them to resume viewing from this point when they return, even on a different device. Eros Now content is available on High Definition quality video with multi language subtitles.

•	In June, Eros Now also launched offline viewing or download features across Android and iOS platforms that enable subscribers to access content even when they are not connected to the internet.

Content

•	Eros Now has rights to over 5,000 films across Hindi and regional languages from Eros’s internal library as well as third party aggregated content which it believes makes it one of the largest Indian movie offering platforms around the world. In addition, Eros Now showcases music from 13 Indian music labels and offers over 250,000 music tracks.

•	The database of Eros Now consist of movie premieres, including new releases in theatres some which are big digital premieres. From March 2015, the Company premiered 26 new films out of 72 digital premieres. Some of the recent digital premieres include Bajrangi Bhaijaan (No. 1), Prem Ratan Dhan Payo (No. 2), Bajirao Mastani (No 3) and Tanu Weds Manu Returns (No. 4), which are the top four films of Calendar Year 2015 according to www.bollywoodhungama.com. Eros Now also premiered Piku and Mastizaade to name a few. Notably, Eros Now offers not just the content that it co-produces and acquires for its film business, but also aggregates third party content from other film studios to make it a compelling consumer proposition.

•	Eros Now has also added a series of short originals titled “Black & White” which ranges from interviews, tete-a-tete with leading talent from the Indian film industry shot exclusively for Eros Now. This series offers insight into the life of our customers favourite celebrities.

•	Cool, contemporary and edgy “Originals” that target the youth of India is an important part of the Eros Now content strategy. Eros Now has shows such as Lost and Smoke (both thrillers) which are in production as well as Flip (Drama) which is a collection of independent stories and is adding Siachen, the first ever reality series to be shot on a mobile phone, to its originals’ slate. These originals are developed and follow a rigorous greenlighting process just like films, with script, screenplay, budgeting pilot episode production, market research and testing of the pilot episode and final production.

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

Recently, the Department of Industrial Policy and Promotion, Ministry of Commerce and Industry, Government of India issued the National Intellectual Property Rights Policy which aims, among other things, to stimulate intellectual property creation and protection by Indian and foreign corporates, to commercialize intellectual property rights by exploring the feasibility of creation of an IPR exchange and to enable valuation of intellectual property rights as intangible assets. The policy contemplates the review of existing intellectual property related laws, wherever necessary, and states that the Indian Cinematography Act, 1952 should be suitably amended to provide for penal provisions for illegal duplication of films.

We use a number of trademarks in our business, all of which are owned by our subsidiaries. Our Indian subsidiaries currently own over 55 Indian registered trademarks and domain names, which are used in their business, including the registered trademark “Eros,” “Eros International,” “Eros Music,” and “Eros Now.” However, we have not yet received Indian trademark registration for certain of our trademarks used in India. A majority of these registrations, and certain applications for registrations, are in the name of our subsidiaries Eros India, Eros Films or Eros Digital Private Limited, with whom we have an informal arrangement with respect to the use of such trademarks. The registration of any trademark in India is a time-consuming process, and there can be no assurance that any such registration will be granted.

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

Some of our direct competitors, such as The Walt Disney Company (“Disney”), 20th Century Fox Pictures and Viacom Studio 18, have moved toward similar models in addition to their other business lines within the Indian entertainment industry. We also face competition from the direct or indirect presence in India of significant global media companies, including the major Hollywood studios. Disney has acquired 100% of UTV and Viacom has ownership interests in Viacom Studio 18, while other Hollywood studios, such as News Corporation and Sony, have established local operations in India for film distribution, and have released a limited number of Indian films. Our primary competitors for Indian film content in the markets outside of India are UTV, Fox, Viacom and Yash Raj Films. We believe our experience and understanding of the Indian film market positions us well to compete with new and existing entrants to the Indian media and entertainment sector. Rentrak reported our market share (as an average over the preceding five calendar years to 2015) as 35% of all theatrically released Indian language films in the United Kingdom, based on gross collections — including releases by Ayngaran, our majority-owned subsidiary, and 34% in the United States on the same basis, and from 1980 to 2013 we had the highest market share of all theatrically released Indian language films in the United Kingdom based on gross collections in the period. Competition within the industry is based on relationships, distribution capabilities, reputation for quality and brand recognition.

Our Film Library

We currently own or license rights to films currently comprising over 3,000 films, including recent and classic titles that span different genres, budgets and languages. Eros Now has rights to over 5,000 films across Hindi and regional languages from Eros’s internal library as well as third party aggregated content which it believes makes it one of the largest Indian movie offering platforms around the world. In addition Eros Now showcases music from 13 Indian music labels and offers over 250,000 music tracks. Our film library has been built up over more than 39 years and includes hits from across that time period, including among others Bajrangi Bhaijaan, Bajirao Mastani, Tanu Weds Manu Returns, NH10, Badlapur, Devdas, Hum Dil De Chuke Sanam, Lage Raho Munna Bhai, Om Shanti Om, Vicky Donor, English Vinglish, Goliyon Ki Raasleela: Ram-Leela. We have acquired most of our film content through fixed term contracts with third parties, which may be subject to expiration or early termination.

We own the rights to the rest of our film content as co-producers or, sole producer of those films. Through such acquisition and co-production arrangements, we seek to acquire rights to at least 65-70 additional films each year. While we typically hold rights to exploit our content through various distribution channels, including theatrical, television and new media formats, we may not acquire rights to all distribution channels for our films. In particular, we do not own or license the music rights to a majority of the films in our library. We expect to maintain more than half of the rights we presently own through at least March 31, 2020.

In an effort to reach a wide range of audiences, we maintain rights to a diverse portfolio of films spanning various genres, generations and languages. More than half of our library is comprised of films first released ten or more years ago, including films released as early as the 1940s. We own or license rights to films produced in several regional languages, including Tamil, Kannada, Marathi, Telugu, Bengali Malayalam and Punjabi.

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

Beginning on November 13, 2015, the Company was named a defendant in five substantially similar putative class action lawsuits filed in federal court in New Jersey and New York by purported shareholders of the Company.  The three actions in New Jersey were consolidated, and, on May 17, 2016, were transferred to the United States District Court for the Southern District of New York where they were then consolidated with the other two actions on May 27, 2016.  In general, the plaintiffs alleged thatthe Company, and in some cases also Company’s management, violated federal securities laws by overstating Company’s financial and business results, enriching the Company’s controlling owners at the expense of other stockholders, and engaging in improper accounting practices.  On April 5, 2016, a lead plaintiff and lead counsel were appointed in the now-consolidated New York action.  A single consolidated amended complaint was filed on July 14, 2016.  The Plaintiffs have alleged that the Company and certain individual defendants -- Kishore Lulla, Jyoti Deshpande, Andrew Heffernan, and Prem Parameswaran -- have violated the federal securities laws, specifically Sections 10(b) and 20(a) of the Exchange Act.  The amended consolidated complaint does not assert certain claims that had been asserted in prior complaints including (1) claims for violations of Sections 11 and 15 of the Securities Act and (2) claims against certain individual defendants, who are not now named defendants. The claims principally arise out of allegations that the Company and the individual defendants made material misrepresentations about the success, size, and financial performance of Eros Now, our streaming video service, and our film library.  The Company expects to move to dismiss the consolidated amended complaint.

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

Eros is also named in various lawsuits challenging its ownership of some of its intellectual property or its ability to distribute these films in India. A number of these lawsuits seek injunctive relief restraining Eros from releasing or otherwise exploiting various films, including Om Shanti Om, Kochadaiiyaan, Bhoot Returns and Goliyon Ki Rasleela-Ram-leela, Bajrangi Bhaijaan, Welcome Back, Sardar Gabbar Singh, Aligarh, Housefull 3.

In India, private citizens are permitted to initiate criminal complaints against companies and other individuals by filing complaints or initiating proceedings with the police. Eros and certain executives have been named in certain criminal complaints from time to time.

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

Labour Laws. Depending on the nature of work and number of workers employed at any workplace, various labor related legislations may apply. Certain significant provisions of such labour related laws are provided below.

The Employees’ Provident Fund and Miscellaneous Provisions Act, 1952, or the EPF Act, applies to factories employing 20 or more employees and such other establishments as notified by the Government from time to time. It requires all such establishments to be registered with the relevant Provident Fund Commissioner. Also, such employers are required to contribute to the employees’ provident fund the prescribed percentage of the basic wages and certain cash benefits payable to employees. Employees are also required to make equal contributions to the fund. A monthly return is required to be submitted to the relevant Provident Fund Commissioner in addition to the maintenance of registers by employers.

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

Under the Competition Act, the Competition Commission has powers to pass directions/impose penalties in cases of anti-competitive agreements, abuse of dominant position and combinations which are not in compliance with the Competition Act.

If there is a continuing non-compliance the person may be punishable with imprisonment for a term extending up to three years or with a fine or with both as the Chief Metropolitan Magistrate, Delhi may deem fit. In case of offences committed by companies, the persons responsible to the company for the conduct of the business of the company will be liable under the Competition Act, except when the offense was committed without their knowledge or when they had exercised due diligence to prevent it. Where the contravention committed by the company took place with the consent or connivance of, or is attributable to any neglect on the part of, any director, manager, secretary or other officer of the company, such person is liable to be punished.

The Competition Act also provides that the Competition Commission has the jurisdiction to inquire into and pass orders in relation to an anti-competitive agreement, abuse of dominant position or a combination, which even though entered into, arising or taking place outside India or signed between one or more non-Indian parties, but causes or is likely to cause an appreciable adverse effect in the relevant market in India. The Competition Act was amended in 2009, and cases which were pending before the Monopolies and Restrictive Trade Practice Commission were transferred to the Competition Commission of India.

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

Indian Companies Act. A majority of the provisions of the Companies Act, 2013 are now in effect, bringing into effect significant changes to the Indian company law framework, such as in the provisions related to issue of capital, disclosures, corporate governance norms, audit matters, and related party transactions. The Companies Act, 2013 has also introduced additional requirements which do not have equivalents under the Companies Act, 1956, including the introduction of a provision allowing the initiation of class action suits in India against companies by shareholders or depositors, a restriction on investment by an Indian company through more than two layers of subsidiary investment companies (subject to certain permitted exceptions), and prohibitions on advances to directors. Indian companies with net worth, turnover or net profits of INR 5,000 million or higher during any financial year are also required to spend 2.0% of their average net profits during the three immediately preceding financial years on activities pertaining to corporate social responsibility. Further, the Companies Act, 2013 imposes greater monetary and other liability on Indian companies, their directors and officers in default, for any non-compliance.

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

Quorum Requirements for General Meetings	The 2006 Act provides that a quorum at a general meeting of shareholders may be fixed by the articles. Our articles provide a quorum required for any general meeting consists of shareholders holding at least 30% of the issued share capital of the Company.	A Delaware corporation’s certificate of incorporation or bylaws can specify the number of shares that constitute the quorum required to conduct business at a meeting, provided that in no event will a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Board of Directors	Our articles provide that unless and until otherwise determined by our Board of Directors, the number of directors will not be less than three or more than twelve, with the exact number to be set from time to time by the Board of Directors. While there is no concept of dividing a board of directors into classes under Isle of Man law, there is nothing to prohibit a company from doing so. Consequently, under our articles, our Board of Directors is divided into three classes, each as nearly equal in number as possible and at each annual general meeting, each of the directors of the relevant class the term of which shall then expire shall be eligible for re-election to the Board of Directors for a period of three years.	A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into up to three classes.

	Isle of Man Law	Delaware Law

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

Interested Director Transactions	Under Isle of Man law, as soon as a director becomes aware of the fact that he is interested in a transaction entered into or to be entered into by the company, he must disclose this interest to the board of directors. Our articles provide that no director may participate in approval of a transaction in which he or she is interested.	Under Delaware law, some contracts or transactions in which one or more of a Delaware corporation’s directors has an interest are not void or voidable because of such interest provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. For an interested director transaction not to be voided, either the shareholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or the contract or transaction must have been “fair” as to the corporation at the time it was approved. If board or committee approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.

	Isle of Man Law	Delaware Law

Cumulative Voting	There is no concept of cumulative voting under Isle of Man law.	Delaware law does not require that a Delaware corporation provide for cumulative voting. However, the certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.

Shareholder Action Without a Meeting	A written resolution will be passed if it is consented to in writing by shareholders holding in excess of 50% or 75% in the case of a special resolution of the rights to vote on such resolution. The consent may be in the form of counterparts, and our articles provide that, in such circumstances, the resolution takes effect on the earliest date upon which shareholders holding a sufficient number of votes to constitute a resolution of shareholders have consented to the resolution in writing. Any holder of B ordinary shares consenting to a resolution in writing is first required to certify that it is a permitted holder as defined in our articles. If any written resolution of the shareholders of the company is adopted otherwise than by unanimous written consent, a copy of such resolution must be sent to all shareholders not consenting to such resolution upon it taking effect.	Unless otherwise specified in a Delaware corporation’s certificate of incorporation, any action required or permitted to be taken by shareholders at an annual or special meeting may be taken by shareholders without a meeting, without notice and without a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting at which all shares entitled to vote were present and voted. All consents must be dated. No consent is effective unless, within 60 days of the earliest dated consent delivered to the corporation, written consents signed by a sufficient number of holders to take the action are delivered to the corporation.

Business Combinations	Under Isle of Man law, a merger or consolidation must be approved by, among other things, the directors of the company and by shareholders holding at least 75% of the voting rights. A scheme of arrangement (which includes, among other things, a sale or transfer of the assets of the company) must be approved by, among other things, the directors of the company, a 75% shareholder majority and also requires the sanction of the court.	With certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a Delaware corporation must be approved by the board of directors and a majority (unless the certificate of incorporation requires a higher percentage) of the outstanding shares entitled to vote thereon.

Interested Shareholders	There are no equivalent provisions under Isle of Man law relating to interested shareholders.	Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales and loans) with an “interested shareholder” for three years following the time that the shareholder becomes an interested shareholder. Subject to specified exceptions, an “interested shareholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.

	Isle of Man Law	Delaware Law

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

The Founders Group holds approximately 46.68% of our issued share capital, which comprise all of our B ordinary shares and certain A ordinary shares. Beech Investments, a company incorporated in the Isle of Man, is owned by discretionary trusts that include Eros directors Kishore Lulla and Vijay Ahuja as potential beneficiaries.

The following diagram summarizes the corporate structure of our consolidated group of companies as of June 30, 2016:

Eros Organizational Chart (as of June 2016)

(a)	Eros India holds at least 93% of each of its Indian subsidiaries other than Big Screen Entertainment Private Limited (India) and Colour Yellow Productions Private Limited (India).
(b)	Eros Digital Private Limited (India) holds the remaining 0.35% of Eros India’s Indian subsidiary Eros International Films Private Limited.
(c)	Ayngaran International Limited (Isle of Man) holds 51% of Ayngaran Anak Media Private Limited (India) and 100% of each of its other subsidiaries.

D. Property, Plant and Equipment

Our properties consist primarily of studios, office facilities, warehouses and distribution offices, most of which are located in Mumbai, India. We own our corporate and registered offices in Mumbai and rent our remaining properties in India. Five of these leased properties are owned by members of the Lulla family. The leases with the Lulla family were entered into at what we believe were market rates. See “Part I. — Item 7. Major Shareholders and Related Party Transactions” and “Part I — Item 3. Key Information — D. Risk Factors. We have entered into certain related party transactions and may continue to rely on our founders for certain key development and support activities.” We also own or lease eight properties in the United Kingdom, the United States and Dubai in connection with our international operations outside of India. Property, plant and equipment with a net carrying amount of approximately $10.1 million (2015: $9.2 million) have been pledged to secure borrowings, and we currently do not have any significant plans to construct new properties or expand or improve our existing properties.

The following table provides detail regarding our properties in India and globally.

Location	Size	Primary Use	Leased / Owned
Mumbai, India	13,992 sq. ft.	Corporate Office	Owned
Mumbai, India	2,750 sq. ft.	Studio Premises	Leased(1)
Mumbai, India	8,094 sq. ft.	Executive Accommodation	Leased(1)
Mumbai, India	17,120 sq. ft.	Office	Leased(1)
Mumbai, India	120 sq. ft.	Film Negatives Warehouse	Leased
Mumbai, India	120 sq. ft.	Film Prints Warehouse	Leased
Mumbai, India	2,750 sq. ft.	Corporate	Owned
Delhi, India	600 sq. ft.	Film Distribution Office	Leased
Kerala, India	850 sq. ft.	Film Distribution Office	Leased
Kolkata, India	640 sq. ft.	Film Distribution Office	Leased
Punjab, India	438 sq. ft.	Film Distribution Office	Leased
Mumbai, India	2,926 sq. ft.	DVD warehouse	Leased
Mumbai, India	1,600 sq. ft.	Warehouse	Leased
Mumbai, India	1,600 sq. ft.	Warehouse	Leased
Mumbai, India	5,000 sq. ft.	Office	Leased
Chennai, India	8,942 sq. ft.	Corporate Office	Leased
Delhi, India	3,915 sq. ft.	Branch Office	Leased
Mumbai, India	750 sq. ft.	Branch Office	Leased
Bangalore, India	5,100 sq. ft.	Branch Office	Leased
Dubai, United Arab Emirates	536 sq. ft.	Corporate Office	Leased
Dubai, United Arab Emirates	747 sq. ft.	Corporate Office	Leased
Secaucus, New Jersey, U.S.	10,000 sq. ft.	Corporate Office	Leased(1)
London, England	7,549 sq. ft.	DVD Warehouse	Owned
London, England	4,506 sq. ft.	Corporate Office	Leased(1)
Fujairah, United Arab Emirates	676 sq. ft.	Corporate Office	Leased
Fujairah, United Arab Emirates	676 sq. ft.	Corporate Office	Leased
San Francisco, California, U.S.	2,315 sq. ft.	Digital team	Leased

(1)	Leased directly or indirectly from a member of the Lulla family.

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

Outlook

Our primary revenue streams are derived from three channels: theatrical, television syndication and digital and ancillary. For the fiscal year ended March 31, 2016, the aggregate revenues from theatrical, television syndication and digital and ancillary were $138.4 million, $72.1million and $63.9 million respectively, compared to $123.1 million, $101.2 million and $59.9 million, respectively, for the fiscal year ended March 31, 2015. In fiscal 2014, the aggregate revenue from theatrical, television syndication and digital and ancillary was $107.5 million, $80.3 million and $47.7 million, respectively.

The contribution from these three distribution channels can fluctuate year over year based on, among other things, our mix of films and budget levels, and the size of our television syndication deals.

The largest component of our revenue is attributable to the theatrical distribution of our films in India. We anticipate that as additional multiplex theaters are built in India, there will be increased opportunities to exploit our film content theatrically. We expect that this multiplex theater growth coupled with the rise in ticket prices and the anticipated increase in the number of high budget Hindi and Tamil films in our slate will result in increased revenue. In addition, in India, we cannot predict the share of theatrical revenue we will receive, as we currently negotiate film-by-film and exhibitor-by-exhibitor. We set up Trinity Pictures in fiscal 2015 as a dedicated franchise studio that develops valuable intellectual property in the form of franchise films. We believe China to be a significant market opportunity for Indian films. As per PwC Outlook 2016, China is expected to overtake the US box office next year. China box office grew 49% in 2015 to $6.3 billion and is expected to grow to $10.3 billion next year. In comparison the US box office is expected to contract from $10.3 billion to $10 billion next year. Hollywood’s share of Chinese box office has slipped to 38.4% in 2015 from 45.5% in 2014. In early 2014 China had just under 19,000 screens and by end of 2015 that number grew to almost 32,000. Overall China is propelling Asia-Pacific’s growth (including Indonesia, Malaysia) with box office revenue across Asia-Pacific expected to grow to $21.11 billion by 2020 and this continues to emerge as important growth markets for Bollywood. We are exploring the release of our films in bigger markets such as China.

Increasing the number of Tamil and Telugu global releases in our film mix allows us to expand our audience within significant regional markets. As we expand into other regional languages such as Marathi, Bengali, Punjabi and Malayalam, we may see the composition of our film mix changing over time in order to allow us to successfully scale our business around Hindi as well as regional language content. At the same time, the distribution window for the theatrical release of films, and the window between the theatrical release and distribution in other channels, have each been compressing in recent years and may continue to change. Regional films continue to be a focus area for us. Srimanthudu was the second highest Telugu grosser of all time. Our Malayalam film Pathemari also won a national award for Best Malayalam Film. In fiscal 2016, our Tamil and Telugu releases were 21 films as compared to 19 films in fiscal 2015.

A substantial portion of our revenue is also derived from television syndication. Because of increased demand for Indian film content on television in India as the number of direct to home, or DTH, subscribers increase and the cable industry migrates toward digital technology, we expect a significant increase in demand for premium content such as movies and sports and a resultant increase in licensing fees payable to us by satellite and cable television operators. However, as competitors with compelling products, including international content providers, expand their content offerings in India, we expect competition for television syndication revenues to increase, and license fees for such content could decrease.

Currently, the remainder of our revenue is derived from digital distribution and ancillary products and services. With a significant portion of the Indian and international population moving toward adoption of digital technology, we are increasing our focus on providing on-demand services. We have expanded our digital presence with the launch of our on-demand entertainment portal Eros Now, which leverages our film and music libraries by providing ad-supported and subscription-based streaming of film and music content via internet-enabled devices. Currently Eros Now has registered users in 135 different countries. Eros Now has been increasingly focused on delivering product features, being truly platform agnostic and monetizing it’s growing registered user base. We also have an ad-supported YouTube portal site on Google that hosts an extensive collection of clips of our content. Accordingly, we anticipate that our revenue and costs associated with digital distribution are likely to increase over time.

We anticipate that our costs associated with the co-production and acquisition of film content are likely to increase over time as we continue to focus more on investing in high budget Hindi films as well as high budget Tamil and Telugu films. In addition, increased competition in the Indian film entertainment industry, including from international film entertainment providers such as Disney, Twentieth Century Fox and Viacom, is likely to cause the cost of film production and acquisition to increase. In fiscal 2016, we invested $211.3 million in film content, and in fiscal 2017, we expect to invest approximately $225.0 million in film content.

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

Revenue

Revenue is measured by reference to the fair value of consideration received or receivable from customers. Revenue arising from the distribution or other exploitation of films and other content produced by third parties or by us, is recognized, net of sales taxes, when persuasive evidence of an arrangement exists, the fees are fixed or determinable, the product is delivered or services have been rendered and collectability is reasonably assured. Cash received and amounts invoiced in connection with contractual arrangements for which revenue is not yet recognizable pursuant to these criteria, such as pre-sale amounts, is classified as deferred revenue. We consider the terms of each specific arrangement to determine the appropriate accounting treatment for revenue recognition. The following additional criteria apply to certain of our specific revenue streams:

•	Theatrical: We recognize revenue based on our share of third party reported box office receipts for the measurement period. In instances where we have a minimum guarantee, we recognize that amount if due on or prior to the measurement date, but never prior to delivery or on the release date.
•	Television: Revenues are recognized when the content is available for delivery. Royalty and other revenues from premium pay television are recognized based on reporting to us by the counterparty such as a television operator for providing programming services on mutually negotiated contractual terms.
•	Digital and ancillary: Where we distribute through a sub-distributor, we recognize DVD, CD and video minimum guarantee revenues on the contract date and we recognize additional revenues as reported by third party licensees. Provision is made for returns where applicable. Digital and ancillary revenues are recognized at the earlier of when the content is accessed or reported by the contractual counterparty. Visual effects, production and other fees for services rendered by us and overhead recharges are recognized in the period in which they are earned and in certain cases, the stage of production is used to determine the proportion recognized in the period.

Intangible assets

We are required to identify and assess the income generating life of each intangible asset. Judgment is required in making these determinations and setting an amortization rate for such assets to match this life. We test annually whether there are any indications of impairment of our intangible assets in accordance with IAS 36: Impairment of Assets. Management also regularly reviews and revises its estimates when necessary, which may result in a change in the rate of amortization and/or a write down of the asset to fair value.

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

Income taxes and deferred taxation

We are subject to income taxes in various jurisdictions. Judgment is required in determining the worldwide provision for income taxes, taking into account management’s analysis of future taxable income, reversing temporary differences and preparing ongoing tax planning strategies. We are subject to tax assessment in certain jurisdiction. Significant judgment is involved in determining the provision for income taxes including judgment on whether the tax positions are probable of being sustained in tax assessment. During the normal course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Judgment is also used when determining whether we should recognize a deferred tax asset and tax credit, based on whether management considers that there is sufficient certainty in future earnings to justify the carry forward of assets created by tax losses and tax credit. Judgment is also required when determining whether we should recognize a deferred tax liability on undistributed earnings of subsidiaries.

Where the ultimate outcome of a transaction is different than was initially recorded, there may be an impact on the income tax and deferred tax provisions.

Share-based payments

The Group is required to evaluate the terms to determine whether share based payment is equity settled or cash settled. Judgment is required to do this evaluation. Further, the Group is required to measure the fair value of equity settled transactions with employees at the grant date of the equity instruments. The fair value is determined principally by using the Black Scholes model and/or Monte Carlo Simulation Models which require assumptions regarding interest free rates, share price volatility, the expected life of an employee equity instrument and other variables. For further discussion of the basis and assumptions used to determine fair value, see Note 26 to our audited consolidated financial statements appearing elsewhere in this Annual Report. The aforementioned inputs entered in to the option valuation model that we use to determine the fair value of our share awards are subjective estimates and changes to these estimates will cause the fair value of our share-based awards and related share- based compensations expense we record to vary.

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

While assessing any impairment of goodwill as at March 31, 2016, the value in use was determined using a discounted cash flow method. Estimated cash flows based on internal four year forecasts were developed using internal forecasts, extrapolated for the fifth year, and a pre-tax discount rate of 17.8% and a terminal growth rate of 4.0% were applied. The assessment of impairment of the trade name was based on a value in use measurement using the relief from royalty method and by then applying a pre-tax discount rate of 21.7% and a terminal growth rate of 4.0%.

Basis of consolidation

We evaluate arrangements with special purpose vehicles in accordance with IFRS 10: Consolidated Financial Statements, or IFRS 10, to establish how transactions with such entities should be accounted for. This requires judgment over control such that it is exposed, or has rights, to variable returns and can influence the returns attached to the arrangements.

Year Ended March 31, 2016 Compared to Year Ended March 31, 2015

	Year ended March 31,			As a % of revenue
	2016	2015	Change %	2016	2015
	(in thousands)
Revenue	$274,428	$284,175	(3.4)	100.0	100.0
Cost of sales	(172,764)	(155,777)	10.9	63.0	54.8
Gross profit	101,664	128,398	(20.8)	37.0	45.2
Administrative costs	(64,019)	(49,546)	29.2	23.3	17.4
Operating profit	37,645	78,852	(52.3)	13.7	27.7
Net finance costs	(8,010)	(5,861)	36.7	2.9	2.1
Other losses	(3,636)	(10,483)	(65.3)	1.3	3.7
Profit before tax	25,999	62,508	(58.4)	9.5	22.0
Income tax expense	(12,711)	(13,178)	(3.5)	4.6	4.6
Net income	$13,288	$49,330	(73.1)	4.8	17.4

The following table sets forth, for the period indicated, the revenue by region of domicile of Group’s operation.

	Year ended March 31,
	2016	2015	Change (%)
	(in thousands)
India	$159,855	$110,015	45.3
Europe	34,209	29,528	15.9
North America	14,622	10,014	46.0
Rest of the world	65,742	134,618	(51.2)
Total revenues	$274,428	$284,175	(3.4)

Revenue

In fiscal 2016, Eros film slate comprised 63 films of which 6 were high budget, 16 were medium budget and 41 were low budget as compared to very similar mix of 65 films in fiscal 2015, of which 6 were high budget, 12 were medium budget and 47 were low budget.

In fiscal 2016, the Company’s slate of 63 films comprised 33 Hindi films, 19 Tamil/Telugu films and 11 regional films as compared to fiscal 2015 where its slate of 65 films comprised 45 Hindi films, 19 Tamil/Telugu films and one regional film. For the twelve months ended March 31, 2016, revenue decreased marginally by 3.4% to $274.4 million, compared to $284.2 million for the twelve months ended March 31, 2015.

In fiscal 2016, the aggregate theatrical revenues increased by 12.4% to $138.4 million from $123.1 million in fiscal 2015. Fiscal 2016 proved to be a successful year for the Company’s films at the box office demonstrating the quality and robustness of its content with three out of the top four Hindi films and seven out of the top 15 Hindi films in Calender year 2015 being Eros films. Some of our successful global releases were Bajrangi Bhaijaan, Bajirao Mastani, Tanu Weds Manu Returns, Welcome Back, Srimanthudu and overseas releases were Dil Dhadakne Do, Singh is Bling and Gabbar is Back reinforcing the portfolio and film mix strategy.

The aggregate revenues from television syndication decreased by 28.8% to $72.1 million in fiscal 2016 from $101.2 million in fiscal 2015 mainly as a result of higher television sales in India offset by lower sales in territories outside of India due to the Company’s decision to forego a portion of their potential catalogue revenues that have relatively longer payment cycles, in order to improve days sales outstanding.

The aggregate revenues from digital, ancillary and the newly acquired “Techzone” increased 6.7% to $63.9 million in fiscal 2016 from $59.9 million in fiscal 2015. This is on account of contribution from Techzone and better realizations from other ancillary revenues such as music sales and in-flight entertainment.

We derived approximately 41.7% of our fiscal 2016 revenues from the exploitation of our films in territories outside of India compared to 61.3% in Fiscal 2015. This percentage is calculated (as required under International Financial Reporting Standards) based on revenue by region of domicile of Group’s operation.

Revenue from India increased by 45.3 % to $159.9 million in fiscal 2016, compared to $110 million in fiscal 2015. This was account of the stronger Indian box office collection of the Company’s movies and the better realizations with respect to television syndication revenues associated with these movies.

Revenue from Europe increased by 15.9 % to $34.2 million in fiscal 2016, compared to $29.5 million in fiscal 2015 and North America increased 46 % to $14.6 million in fiscal 2016, compared to $10 million in fiscal 2015. This was account of the stronger overseas box office collection of the Company’s movies.

Revenue from rest of the world decreased by 51.2 % to $65.7 million in fiscal 2016, compared to $134.6 million in fiscal 2015. This was mainly due to lower catalogue sales.

We also report percentage of revenue calculated (as required under International Financial Reporting Standards) based on where the customer who entered into a contract with any of its entities is based and not strictly on the geography of the rights being exploited or licensed. Accordingly, this may not be reflective of the potential of any given market because it is not necessarily reflective of where the films are actually distributed. As a result, the Company’s revenue by customer location may vary year on year. On this basis, we derived approximately 42.1% of our Fiscal 2016 revenues from the exploitation of our films in territories outside of India compared to 61.5% in Fiscal 2015.

Cost of sales

In fiscal 2016 cost of sales increased by 10.9% to $172.8 million compared to $155.8 million in fiscal 2015. $11.0 million out of the total $17 million increase or 65% of the increase was primarily on account of increase in film amortization costs associated with mix of the Company’s films of fiscal 2016 as compared to fiscal 2015 as well as cumulative amortization costs of its larger film library, and 35% of the increase was due to accrued overages to co-producers from hit films as well as an increase in selling and distribution expenses.

Gross profit

In fiscal 2016 gross profit decreased by 20.8% to $101.7 million, compared to $128.4 million in fiscal 2015 primarily due to lower revenue from high margin catalogue sales and higher cost of sales, mainly due to increased amortization charge.

Net Income

In fiscal 2016 net income decreased by 73.0% to $13.3 million, compared to $49.3 million in fiscal 2015 primarily due to lower high-margin catalogue revenues, lower gross profit and higher administrative cost in fiscal 2016.

Adjusted EBITDA

In fiscal 2016 adjusted EBITDA decreased by 29.9% to $70.9 million compared to $101.2 million in fiscal 2015 mainly due to higher theatrical revenues being offset by proportionately higher cost of sales including film amortisation costs and relatively higher margin lower catalogue revenues.

Administrative costs

In fiscal 2016, administrative costs increased by 29.3% to $64 million compared to $49.5 million in fiscal 2015, which was attributable to an increase in share based payment charges by 41.6% to $31.0 million in fiscal 2016 compared to $21.9 million in fiscal 2015 as well as increased personnel cost of $2.7 million on account of expansion of the Eros Now team and newly acquired “Techzone”

Net finance costs

In fiscal 2016, net finance increased by 35.6% to $8 million, compared to $5.9 million in fiscal 2015. This was mainly due to the higher blended cost of debt during the year with the full year retail bond costs coming in which was only partial in the previous year.

Other losses

In fiscal 2016, other losses decreased by 65.7% to $3.6 million, compared to $10.5 million in fiscal 2015. This was primarily due to a decrease in the fair value of derivative liability instruments not designated in a hedging relationship and net foreign exchange losses. In fiscal 2015 there was also impairment loss on available-for-sale financial asset, while their was no such impairment in fiscal 2016

Income tax expense

The expense for income taxes was $12.7 million and $13.2 million for the twelve months ended March 31, 2016 and 2015, respectively. The decrease for income taxes is due to lower net profit earned in the twelve months ended March 31, 2016. Effective tax rates were 21% and 21.1% for Fiscal 2016 and 2015, respectively, excluding non-deductible share-based payment charges and net loss on held for trading financial liabilities.

Year Ended March 31, 2015 Compared to Year Ended March 31, 2014

	Year ended March 31,			As a % of revenue
	2015	2014	Change (%)	2015	2014
	(in thousands)
Revenue	$284,175	$235,470	20.7	100.0	100.0
Cost of sales	(155,777)	(132,933)	(17.2)	54.8	56.5
Gross profit	128,398	102,537	25.2	45.2	43.5
Administrative costs	(49,546)	(42,680)	16.1	17.4	18.1
Operating profit	78,852	59,857	31.7	27.7	25.4
Net finance costs	(5,861)	(7,517)	(22.0)	2.1	3.2
Other losses	(10,483)	(2,353)	(345.5)	3.7	1.0
Profit before tax	62,508	49,987	25.0	22.0	21.2
Income tax expense	(13,178)	(12,843)	2.6	4.6	5.5
Net income	$49,330	$37,144	32.8	17.4	15.8

The following table sets forth, for the period indicated, the revenue by geographic area by customer location.

	Year ended March 31,
	2015	2014	Change%
	(in thousands)
India	$109,513	$117,647	(6.9)
Europe	27,146	22,245	22.0
North America	19,052	14,017	35.9
Rest of the world	128,464	81,561	57.5
Total revenues	$284,175	$235,470	20.7

Revenue

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

Cost of sales

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

Gross profit

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

Administrative costs

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

Net finance costs

Net finance costs, excluding the impact of foreign currency fluctuations, decreased by 22.0% or $1.6 million due to an overall increase in interest income resulting from higher cash levels across the group, which was due to proceeds from the follow-on offering on the NYSE and our Retail Bond offering on the London Stock Exchange.

Other losses

Other losses increased by 345.5% or $8.1 million in fiscal 2015 to $10.5 million, compared to $2.4 million in fiscal 2014, due to a derivative loss as a result of changes in USD interest rate expectations of $7.8 million recognized in fiscal 2015, compared to a $5.2 million derivative gain in fiscal 2014.

Income tax expense

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

Recently, there have been periods of higher volatility in the Indian Rupee and U.S. dollar exchange rate. This volatility is illustrated in the table below for the periods indicated:

	Period End	Average(1)	High	Low
Fiscal Year
2011	44.54	45.46	47.49	43.90
2012	50.89	48.01	53.71	44.00
2013	54.52	54.36	57.13	50.64
2014	60.35	60.35	68.80	53.65
2015	62.58	61.15	63.70	58.46
2016	66.25	65.39	68.84	61.99
Months	63.52	62.72	63.59	62.23
April 2015	63.83	63.73	64.26	63.47
May 2015	63.59	63.78	64.21	63.43
June 2015	63.87	63.60	64.24	63.24
July 2015	66.39	65.10	66.80	63.67
August 2015	65.50	66.17	66.70	65.50
September 2015	65.40	65.03	65.57	64.70
October 2015	66.43	66.10	66.86	65.46
November 2015	66.19	66.50	67.10	66.00
December 2015	67.87	67.33	68.08	66.49
January 2016	68.21	68.24	68.84	67.57
February 2016	66.25	66.89	67.75	66.25
March 2016	66.39	66.42	66.70	66.05
April 2016	66.96	66.88	67.59	66.36
May 2016	67.51	67.27	67.92	66.51
June 2016	63.52	62.72	63.59	62.23

(1)	Represents the average of the U.S. dollar to Indian Rupee exchange rates on the last day of each month during the period for all fiscal years presented, and the average of the noon buying rate for all days during the period for all months presented.

This volatility in the Indian Rupee as compared to the U.S. dollar and the increasing exchange rate has impacted our results of operations as shown in the table below comparing the reported results against constant currency comparables based upon the average rate of exchange for the year ended March 31, 2016, of INR 65.43 to $1.00. In addition to the impact on gross profit, the volatility during the year ended March 31, 2016 also led to a non-cash foreign exchange loss of $0.07 million principally on our Indian subsidiaries’ foreign currency loans in the year ended March 31, 2016 compared to $0.9 million gain in the year ended March 31, 2015.

The following table sets forth our constant currency revenue (a non-GAAP financial measure) for the periods indicated. Constant currency revenue is a non-GAAP financial measure. We present constant currency revenue so that revenue may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue is presented by recalculating prior period’s revenue denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period. Our non-US dollar denominated revenue includes, but is not limited to, revenue denominated in Indian rupee, pound sterling and United Arab Emirates Dirham.

	Year ended March 31,
	2016		2015		2014
			(in thousands)
	Reported	Constant Currency	Reported	Constant Currency	Reported	Constant Currency
Revenue	$274,428	$274,428	$284,175	$270,845	$235,470	$232,183
Cost of sales	(172,764)	(172,764)	(155,777)	(147,499)	(132,933)	(129,593)
Gross Profit	$101,664	$101,664	$128,398	$123,346	$102,537	$102,590

The percentage change for the data comparing the constant currency amounts against the reported results referenced in the table above:

	Year ended March 31,
	2016	2015	2014
Revenue	—%	(4.9)%	(1.4)%
Cost of sales	—	(5.6)	(2.6)
Gross profit	—%	(4.1)%	(0.1)%

The Indian Rupee experienced an approximately 6.3% drop in value as compared to the U.S. dollar in fiscal 2016, in fiscal 2015 the drop was 3.7%.

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

This year, while the Company continued to grow its business, the focus has also been on balance sheet and cash flow efficiencies. This was primarily on account of cash flow from operations that increased by 98.8% from $118.0 million as of March 31, 2015 to $234.6 million as of March 31, 2016 due to improved collection of receivables. Additionally cash outflows from investing activities amounted to $211.30 million as of March 31, 2016 from $279.2 million as of March 31, 2015. Further net debt reduced by $31.9 million to $129.1 million as of March 31, 2016 as compared $161.0 million as of March 31, 2015.

Trade accounts receivables were $169.3 million as of March 31, 2016 as compared to $197.8 million at March 31, 2015. This was primarily on account successful collection of outstanding dues from the Company’s customers. As of March 31, 2016, out of the total trade receivables 34.7% was not contractually due and only 1.7% was past due for over a year.

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

	Year ended March 31,
	2016	2015	2014
	(in thousands)
Current assets	$373,482	$366,592	$258,275
Current liabilities	290,687	128,481	128,580
Working capital	$82,795	$238,111	$129,695

The significant decrease in working capital as at March 31, 2016 as compared to March 31, 2015, principally reflects an increase in short term borrowings on account of installments due within one year on long term borrowings classified as short term borrowing.

Indebtedness

As of March 31, 2016, we had aggregate outstanding indebtedness of $311.9 million, and cash and cash equivalents of $182.8 million. At March 31, 2016, the total available facilities were comprised of (i) revolving credit facilities, secured and unsecured term loans, and vehicle loans of $191.5 million at Eros India and Eros Worldwide, (ii) secured overdraft and term loan amounting to $47.0 million at Eros International Limited. In addition, at March 31, 2016, $1.5 million of unsecured commercial paper had been issued by Eros India, and Eros International plc has debt of $71.9 million in relation to a retail bond offering for £50 million in October 2014 and unsecured term loan. As at March 31, 2016, there were undrawn amounts under our facilities of $4.4 million.

As of March 31, 2016
(in thousands)
Eros India
Secured revolving credit facilities	$32,146
Secured term loans	$28,126
Unsecured commercial paper	$1,511
Vehicle loans	$257
Unsecured other loan	$786
Total	$62,826
Eros International plc
Retail Bond	$70,531
Term Loan	$1,366
Total	$71,897
Eros International Limited
Secured overdraft	$15,522
Unsecured Working Capital Loan	$31,505
Total	$47,027
Eros International USA Inc.
Vehicle loans	$3
Total	$3

Eros Worldwide
Revolving credit facility(1)	$123,750
Interest swap financing facility	$6,402
Total	$130,152
Total	$311,905

(1)	Borrowers under the revolving credit facility are Eros International Plc, Eros Worldwide FZ LLC, Eros International Limited and Eros International USA Inc.

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

Borrowings under our revolving credit facility maturing in 2017 bear interest at LIBOR, or in the case of future borrowings in Euros, EURIBOR, floating rates with margins between 1.9% and 2.9% plus mandatory cost. Borrowings under our term loan facilities, overdraft facility and revolving credit facilities at Eros India matures between 2017 and 2021 and bear interest at fluctuating interest rates pursuant to the relevant sanction letter governing such loans. As of March 31, 2016, our unsecured commercial paper issued by Eros India bore discount rates between 10%and 13% and has maturity dates ranging from one month to six months of the date of issuance thereof.

We expect to renew, replace or extend our borrowings as they reach maturity. As at March 31, 2016, we had net undrawn amounts of $4.4 million available.

Sources and Uses of Cash

	Year Ended March 31,
	2016	2015	2014
	(in thousands)
Net cash from operating activities	$234,599	$117,955	$132,532
Net cash used in investing activities	$(211,355)	$(279,240)	$(161,020)
Net cash from financing activities	$7,597	$177,561	$69,397

Year ended March 31, 2016 Compared to Year Ended March 31, 2015

Net cash from operating activities in fiscal 2016 was $234.6 million, compared to $118.0 million in fiscal 2015, an increase of $116.6 million, or 98.8%, primarily due to increase in cash flow from operations, reduction in trade receivables of $28.5 million, increase in trade payables of $31.5 million due to deferred revenue from presales and accrued overages from hit films. This also included an increase in interest paid of $5.6 million and a decrease in income taxes paid of $4.5 million, from fiscal 2015. There was a decrease in working capital of $51.3 million in fiscal 2016 mainly because the revolving credit facility of $123,750 million which was part of a long term liability in fiscal 2015 was classified as a short term liability at the end of fiscal 2016.

Net cash used in investing activities in fiscal 2016 was $211.4 million, compared to $279.2 million in fiscal 2015, a decrease of $67.8 million, or 24.3%, reflecting the change in mix of films released in fiscal 2016 and our investment in film content in future years. Our investment in film content in fiscal 2016 was $211.3 million, compared to $276.2 million in fiscal 2015, a decrease of $64.9 million, or 23.5%. Fiscal 2015 investment in content also contained a stepped one-off investment for Eros Now content with additional funds available from the proceeds from the UK retail bond.

Net cash from financing activities in fiscal 2016 was $7.6 million, compared to $177.6 million in fiscal 2015, a decrease of $170 million, or 95.7%, primarily because we didn’t access the capital markets in fiscal 2016 as compared to fiscal 2015 where we had capital proceeds of $92.3 million from our follow on equity offering in 2015 and proceeds of $77.9 million on account of issuing Retail Bond.

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

Net cash used in investing activities in fiscal 2015 was $279.2 million, compared to $161.0 million in fiscal 2014, an increase of $118.2 million, or 73.4%, reflecting the change in the number and mix of films released in fiscal 2014 and our investment in film content in future years. Our investment in film content in fiscal 2015 was $276.2 million, compared to $163.2 million in fiscal 2014, an increase of $113.0 million, or 69.2%, reflecting a stepped investment in Eros Now as well as future slate and opportunistic catalogue acquisitions.

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

Capital Expenditures

In fiscal 2016, we invested $211.3 million in film content, and in fiscal 2017 we expect to invest approximately $225 million in film content.

C. Research and development

Not applicable

D. Trend information

New accounting pronouncements issued but not yet effective

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for our accounting periods beginning on or after April 1, 2016 or later periods. Those which are considered to be relevant to Group’s operations are set out below.

IFRS 15 Revenue from Contracts with Customers

i)	In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). This standard provides a single, principle-based five-step model to be applied to all contracts with customers. Guidance is provided on topics such as the point at which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various other related matters. IFRS 15 also introduced new disclosure requirements with respect to revenue.

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

IFRS 15 is effective for fiscal years beginning on or after January 1, 2018. Earlier application is permitted. The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

IAS 16 Property Plant and Equipment and IAS 38 Intangible Assets

In May 2014, the IASB issued two amendments with respect to IAS 16 Property, Plant and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”) dealing with acceptable methods of depreciation and amortization.

The amended IAS 16 prohibits entities from using a revenue based depreciation method for items of property, plant and equipment. Further the amendment under IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. However this presumption can only be rebutted in two limited circumstances:

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

The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The Company does not believe that this amendment will have a material impact on its consolidated financial statements.

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

IFRS 16 Leases

In January 2016, IASB has issued a new standard, IFRS 16 “Leases”. The new standard sets out the principles for recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e. the lessee and the lessor. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance. IFRS 16 supersedes IAS 17 ‘Leases’ and related interpretations and is effective for periods beginning on or after 1 January 2019, with earlier adoption permitted in IFRS 15 ‘Revenue from Contracts with Customers’ has also been applied.

The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

IAS 12 Income Taxes

In January 2016, the IASB issued amendments to IAS 12 – “Income taxes” to clarify the following:

•	the carrying value of an asset does not limit the estimation of probable future taxable profits.
•	estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.

•	an entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type. The amendments are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

The Company does not believe that this amendment will have a material impact on its consolidated financial statements.

IAS 7 Statement of Cash Flows

In January 2016, the IASB issued amendments in IAS 7- “Statement of Cash Flows” to clarify and improve information provided to users of financial statements about an entity’s financing activities.

The IASB requires that the following changes in liabilities arising from financing activities to be disclosed (to the extent necessary):

•	changes from financing cash flows;
•	changes arising from obtaining and losing control of subsidiaries or other businesses;
•	the effect of changes of foreign exchange rates;
•	changes in fair values; and
•	other changes.

The amendments are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. Entities need not present comparative information when they first apply the amendments.

The Company is currently evaluating the effect of this amendment on its consolidated financial statements

IFRS 2 Share-based Payment

In June 2016, the IASB issued amendments to IFRS 2 – “Share-based Payment” to clarify the accounting for certain types of share-based payment transactions:

The amendments, which were developed through the IFRS Interpretations Committee, provide requirements on the accounting for the following:

•	the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;
•	share-based payment transactions with a net settlement feature for withholding tax obligations; and
•	a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled

The amendments are effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted.

The Company does not believe that this amendment will have a material impact on its consolidated financial statements.

Quarterly Financial Information

The table below presents our selected unaudited quarterly results of operations for the four quarters in the fiscal year ended March 31, 2016. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. We have prepared the unaudited financial data for the quarters presented on the same basis as our audited consolidated financial statements. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods.

	Three Months Ended
	June 30, 2015	September 30, 2015	December31, 2015	March 31, 2016
	(dollars in thousands)
Selected Quarterly Results of Operations
Revenue	$50,043	$98,791	$60,452	$65,142
Cost of sales	(32,956)	(53,575)	(42,911)	(43,322)
Gross profit	17,087	45,216	17,541	21,820
Administrative costs	(12,957)	(19,064)	(17,063)	(14,935)
Operating profit	4,130	26,152	478	6,885
Net finance costs	(2,143)	(2,549)	(2,224)	(1,094)
Other losses	4,076	(5,016)	2,761	(5,457)
(Loss)/profit before tax	6,063	18,587	1,015	334
Income tax expense	(2,296)	(7,572)	(3,468)	625
Net (loss)/income	$3,767	$11,015	$(2,453)	$959

OTHER NON-GAAP MEASURES
EBITDA(1)	$8,572	$21,656	$3,768	$2,298
Adjusted EBITDA (1)	$11,551	$36,037	$8,889	$14,375

OPERATING DATA
High budget film releases(2)	2	3	1	—
Medium budget film releases(2)	3	3	4	6
Low budget film releases(2)	11	14	10	6
Total new film releases(2)	16	20	15	12

(1)	We use EBITDA and Adjusted EBITDA as supplemental financial measures. EBITDA is defined by us as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs). Adjusted EBITDA is defined as EBITDA adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives), transaction costs relating to equity transactions and share based payments. EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. EBITDA and Adjusted EBITDA provide no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position. However, our management team believes that EBITDA and Adjusted EBITDA are useful to an investor in evaluating our results of operations because these measures:
•	are widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;
•	help investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and
•	are used by our management team for various other purposes in presentations to our board of directors as a basis for strategic planning and forecasting.

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

The following table sets forth the reconciliation of our net income to EBITDA and Adjusted EBITDA:

	Three Months Ended
	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016
	(in thousands)
Net (loss)/income	$3,767	$11,015	$(2,453)	$959
Income tax expense	2,296	7,572	3,468	(625)
Net finance costs	2,143	2,549	2,224	1,094
Depreciation	179	243	288	444
Amortization(a)	187	277	241	426
EBITDA	8,572	21,656	3,768	2,298
Impairment of available-for-sale financial assets	—	—	—	—
Share based payments(b)	6,894	9,382	8,228	6,488
Net loss/(gain) on held for trading financial liabilities	(3,915)	4,999	(3,107)	5,589
Transaction costs relating to equity transactions	—	—	—	—
Adjusted EBITDA	$11,551	$36,037	$8,889	$14,375
a)	Includes only amortization of intangible assets other than intangible content assets.
b)	Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.
2)	Includes films that were released by us directly and licensed by us for release.

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

In the four quarters ended March 31, 2016, revenue fluctuations primarily reflected the timing of major theatrical releases, with our highest quarterly revenues of $98.8 million in the three months ended September 30, 2015 as a result of the high budget theatrical releases of three high budget films Bajrangi Bhaijaan (Hindi), Welcome Back (Hindi) and Srimanthdu (Telugu). The quarterly release schedule of new films led to the lowest quarterly revenues of $50.0 million in the three months ended June 30, 2015. The fluctuations in other losses reflect the changes in mark to market values of our interest derivative liabilities.

Our quarterly results can vary from one year to the next, and the results of one quarter are not necessarily indicative of results for the next or any future quarter. Our revenue and operating results are therefore seasonal in nature due to the impact on income of the timing of new releases as well as timing and quantum of catalogue revenues

E. Off-Balance Sheet Arrangements

From time to time, to satisfy our filmed content purchase contracts, we obtain guarantees or other contractual arrangements, such as letters of credit, as support for our payment obligations.

As of March 31, 2016, the Group has provided certain stand-by letters of credit amounting to $96.0 million (2015: $96.2 million) which are in the nature of performance guarantees issued while entering into film co-production contracts and are valid until funding obligations under these contracts are met. These guarantees, issued in connection with outstanding content commitments, have varying maturity dates.

In addition, the Group issued financial guarantees amounting to $2.4 million (2015: $3.0 million) in the ordinary course of business, having varying maturity dates up to the next 12 months. The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations.

The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

F. Contractual Obligations

We have commitments under certain firm contractual arrangements, or firm commitments, to make future payments. These firm commitments secure future rights to various assets and services to be used in the normal course of our operations. The following table summarizes our firm commitments as of March 31, 2016.

	As of March 31, 2016
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Recorded Contractual Obligations
Debt	$311,905	$219,275	$11,865	$7,135	$73,630

Unrecorded Contractual Obligations
Operating leases	2,023	647	1,376	—	—
Film entertainment rights purchase obligations(1)	218,541	87,646	130,895	—	—
Interest payments on debt (2)	37,458	12,873	12,152	9,937	2,496
Total	258,022	101,166	144,423	9,937	2,496

(1)	The amounts disclosed as Film entertainment rights purchase obligations are mutually agreed terms and are presently disclosed on best estimate basis.
(2)	The amounts shown in the table include future interest payments on variable and fixed rate debt at current interest rates ranging from 1.8% to 13%.

G. Safe Harbor

See “Special Note Regarding Forward-Looking Statements” at the beginning of this Annual Report on Form 20-F.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Our Board of Directors consists of nine directors.

The following table sets forth the name, age (as at June 30, 2016) and position of each of our directors and executive officers as at the date hereof.

Name	Age	Position/s
Directors
Kishore Lulla	54	Director, Executive Chairman
Jyoti Deshpande	45	Director, Group Chief Executive Officer, Managing Director
Vijay Ahuja	59	Director, Vice Chairman
Sunil Lulla	52	Director, Executive Vice Chairman
Naresh Chandra(1)(2)(3)(4)	81	Director, Chairman of Remuneration Committee and Nomination Committee
Dilip Thakkar(1)(2)(3)(4)	79	Director, Chairman of Audit Committee
David Maisel(1)	54	Director
Rishika Lulla	29	Director
Rajeev Misra(1)	54	Director
Senior Management
Prem Parameswaran	47	President of North America & Group Chief Financial Officer
Mark Carbeck	44	Chief Corporate & Strategy Officer
Pranab Kapadia	44	President of Europe and Africa Operations
Surender Sadhwani	60	President of Middle East Operations
Ken Naz	57	President of US – Film Distributions

(1)	Independent director
(2)	Member of the Audit Committee
(3)	Member of the Remuneration Committee
(4)	Member of the Nomination Committee

Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.

Directors

Mr. Kishore Lulla is a director and our Chairman. Mr. Lulla received a bachelor’s degree in Arts from Mumbai University. He has over 30 years of experience in the media and film industry. He is a member of the British Academy of Film and Television Arts and Young Presidents’ Organization and also a board member for the School of Film at the University of California, Los Angeles. He has been honored at the Asian Business Awards 2007 and the Indian Film Academy Awards 2007 for his contribution in taking Indian cinema global. In 2010, Mr. Lulla was awarded the Entrepreneur of the Year at the GG2 Leadership and Diversity Awards and in 2015 was honored by the Asia Society Southern California. As our Chairman, he has been instrumental in expanding our presence in the United Kingdom, the U.S., Dubai, Australia, Fiji and other international markets. He served as our Chief Executive Officer from June 2011 until May 2012 and has served as a director since 2005. Mr. Kishore Lulla is the father of Mrs. Rishika Lulla Singh, the brother of Mr. Sunil Lulla and a cousin of Mr. Vijay Ahuja and Mr. Sadhwani.

Ms. Jyoti Deshpande is a director and our Group Chief Executive Officer and Managing Director. She had worked with us from 2001 until May 2011 when she resigned from our Board and served as a Consultant to the Company until November 2011 in connection with preparation for our initial public offering in the U.S. She rejoined the Company in her former Group CEO/MD position on June 22, 2012. With a degree in Commerce and Economics and an MBA from Mumbai University, Ms. Deshpande has over 23 years of experience in Indian media and entertainment across advertising, media consulting, television and film. Ms. Deshpande has been a key member of the Eros leadership team since 2001 and was instrumental in our initial public offering on AIM in 2006, Eros India’s listing on the Indian Stock Exchanges in 2010 and our initial public offering on the NYSE in November 2013. Ms. Deshpande was featured in the list of Most Powerful Women in Business by Fortune India and Business Today in 2015.

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

Mr. Sunil Lulla is a director and is Executive Vice Chairman and Managing Director of Eros India. He received a bachelor’s degree in commerce from Mumbai University. Mr. Lulla has over 21 years of experience in the media industry. Mr. Lulla has valuable relationships with talent in the Indian film industry and has been instrumental in our expansion into distribution in India as well as home entertainment and music. He has served as a director since 2005 and led our growth within India for many years before being appointed Executive Vice Chairman and Managing Director of Eros India in February 2010. Mr. Sunil Lulla is the brother of Mr. Kishore Lulla, uncle of Mrs. Lulla Singh and the cousin of Mr. Ahuja and Mr. Sadhwani.

Mrs. Rishika Lulla Singh is a director and the CEO of Eros Digital, which covers all of the digital initiatives for Eros including Eros Now. Mrs. Lulla Singh has been instrumental in spearheading the creation, and development distribution of Eros Now within India and internationally. She graduated from the School Of Oriental and African Studies with a BA in South Asian Studies and Management and completed a postgraduate study at the UCLA School of Theatre, Film and Television. With over five years of experience in over-the-top platforms and content, Mrs. Lulla Singh has been a key contributor in driving the growth and penetration of Eros Now, both with technological developments and relationship management to stimulate platform penetration. She was recently named Young Entrepreneur of the Year by the 2016 Asian Business Awards. Mrs. Lulla Singh is the daughter of Mr. Kishore Lulla and the niece of Mr. Sunil Lulla. She has served as director since November 2014.

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

Mr. David Maisel is a director. Mr. Maisel has been an Advisor to Rovio, the owners of Angry Birds, since 2011, and is the Executive Producer of the Angry Birds feature film which released in May 2016. Mr. Maisel is also a Director at Gaiam, a NASDAQ listed company. Prior to this he served in senior executive positions with Marvel Entertainment from 2003 until 2010, where he conceived and spearheaded the creation of Marvel Studios, the launch of the “Iron Man” franchise, and Marvel’s 2010 sale to The Walt Disney Company. At Marvel, he was Chairman of Marvel Studios and also in the Office of the Chief Executive for its parent company, Marvel Entertainment. He was also the Executive Producer of “Iron Man,” “The Incredible Hulk,” “Iron Man 2,” “Thor,” and “Captain America: The First Avenger.” Prior to Marvel, Mr. Maisel served in senior executive positions at Endeavor Talent Agency, The Walt Disney Company, Creative Artists Agency, Chello Broadband, and The Boston Consulting Group. He is a graduate of Harvard Business School and Duke University. He has served as a director since November 2014

Mr. Rajeev Misra is a director. Mr. Misra was recently appointed head of Strategic Finance for SoftBank group. Prior to this appointment, Mr. Misra was a Senior Managing Director at Fortress Investment Group where he was the head of European investments. Previously, he served as Group Managing Director for UBS in London and was responsible for leverage finance, global credit, commercial real estate and emerging markets. Mr. Misra also spent 17 years in various senior leadership roles at Deutsche Bank and Merrill Lynch. Mr. Misra holds an MBA from the Sloan School of Management at Massachusetts Institute of Technology and a Master’s degree in Computer Science and Bachelor’s degree in Mechanical Engineering from the University of Pennsylvania. He has served as a director since December 2014.

Senior Management

Mr. Prem Parameswaran is our Group Chief Financial Officer and President of Eros International’s North America operations. Mr. Parameswaran joined Eros with over 23 years of experience in investment banking, advising clients in the global telecommunications, media and technology sector, including on mergers and acquisitions and public, private equity and debt financings. Mr. Parameswaran most recently served as the Global Head of Media and Telecommunications Investment Banking at Jefferies LLC. Prior to Jefferies, he was the Americas Head of Media & Telecom at Deutsche Bank and also previously worked at both Goldman Sachs and Salomon Brothers. Mr. Parameswaran graduated from Columbia University and received an MBA from Columbia Business School. Mr. Parameswaran joined us in June 2015.

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

Mr. Pranab Kapadia is President Marketing & Distribution of our UK, Europe and Africa Operations. Mr. Kapadia received a Master’s degree in Management Studies (MMS) from Bombay University, majoring in Finance. He has over 20 years of experience in the Indian TV & Film Industry, previously having served with Zee Network for 10 years as Head of Operations & Programming (Europe) and later as Business Head of Adlabs Films (U.K.) Limited for one year. Mr Kapadia brings with him significant insight and a strong understanding of the entertainment needs of South Asians internationally. He joined us in 2007.

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

Mr. Ken Naz is our President of Americas Film Distributions. Mr. Naz has over 30 years of experience in media and entertainment. Mr Naz brings with him vast experience from both Bollywood as well as Hollywood film distribution and exhibition experience. He has been a key speaker at countless events, festivals Inc Harvard University. In the early 1970s, Mr. Naz worked in the Indian film distribution and exhibition business in Canada. He obtained his business education at a Toronto University before joining Cineplex Odeon Cinemas in the business development department and later served as head of operations of “A Theater Near You.” Mr. Naz joined us in 1997 and was instrumental in setting up our U.S. office to service markets in the United States, Canada and other parts of North and South America.

B. Compensation

Compensation of senior executive officers and directors is determined by the Remuneration Committee of our Board of Directors. The Remuneration Committee reviews the performance of our directors and each of our executive officers and sets the scale and structure of their compensation. Where required, the Remuneration Committee engages the services of external companies for the purposes of benchmarking of executive remuneration or such other remuneration related matter. As part of its role of overseeing the scale and structure of the compensation paid to our executive officers, the Remuneration Committee approves their service agreements with our subsidiaries and any bonus paid by our subsidiaries to such officers. The current members of the Remuneration Committee are two of our non-executive directors, Naresh Chandra and Dilip Thakkar.

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

The compensation of our non-executive directors is set by our board of directors as a whole, after consulting with outside experts or advisors.

The following tables and footnotes show the remuneration of each of our directors for fiscal 2016:

	Year ended March 31,
	2016 Salary	2016 Director Fees	2016 Benefits(1)	2016 Total	2015 Total
	(in thousands)
Kishore Lulla	$1,048	$—	$—	$1,048	$1,193
Jyoti Deshpande	776	—	—	776	698
Vijay Ahuja	373	—	—	373	399
Sunil Lulla(2)	823	—	56	879	636
Naresh Chandra	—	198	—	198	192
DilipThakkar	—	90	—	90	97
Michael Kirkwood(3)	—	—	—	—	67
David Maisel	—	90	—	90	35
Rishika Lulla Singh	276	—	6	282	108
Rajeev Misra	—	—	—	—	—
Total	$3,296	$378	$62	$3,736	$3,425

(1)	Health insurance, except for Sunil Lulla (see Note (2) below).
(2)	(1) Sunil Lulla’s fiscal 2016 compensation consisted of the following (Indian Rupees translated to U.S. dollars at a rate of INR 64.5 per $1.00)

Particulars for Mr Sunil Lulla	INR	USD
Basic salary	1,32,00,000	$2,04,788
Incentive compensation	58,56,400	90,857
Reimbursements car/entertainment etc.	24,39,600	37,848
Medical reimbursement	15,000	233
Special pay	1,71,23,400	2,65,656
Company rent accommodation	3,600,000	55,851
Director’s fees	—	—
Total India	42,234,400	$655,233
Salary from Eros International Plc		223,819
Total salary		$879,052

(3)	Michael Kirkwood ceased being a Director on December 1, 2014.

The total compensation paid to our executive officers in fiscal 2016 was $17.0 million (2015: $15.8 million).

The following table and footnotes show the cost recognized in fiscal 2016 in respect to all outstanding plans and by grant of shares, which are all equity settled instruments, to our directors is as follows:

	September 18, 2013	June 5, 2014	Option 2014	IPO India Plan	JSOP	June 25, 2015	Management Scheme	June 09, 2015	Total
	(in thousands)
Kishore Lulla	$—	$342	$—	$—	—	—	—	$2,649	2,991
Jyoti Deshpande	3,817	228	—	28	—	—	—	2,118	6,191
Sunil Lulla	—	253	—	—	—	—	—	2,118	2,371
Dilip Thakkar	—	—	—	—	—	—	—	169	169
Naresh Chandra	—	—	—	—	—	—	—	169	169
David Maisel	—	—	1,214	—	—	—	—	—	1,214
Rishika Lulla Singh	—	127	—	—	360	—	—	795	1,282
Rajeev Misra	—	—	—	—	—	1,002	1,563	—	2,565
Total	$3,817	$950	$1,214	$28	360	1,002	1,563	$8,018	16,952

The awards made in fiscal 2016 comprised of share and option awards. In its meeting dated June 9, 2015, the Board of Directors approved the following grants/awards:

580,000 ‘A’ ordinary shares were granted to certain executive directors with a fair market value of $21.34 per shares subject to continued employment, these awards with Nil exercise price vest equally over a period of three years with the first 25% vesting six months from the grant date. These shares are yet to be issued.

Subject to continued employment, these awards with Nil exercise price, vest over a period of three years

Number of shares
Kishore Lulla	200,000
Sunil Lulla	160,000
Jyoti Deshpande	160,000
Rishika Lulla Singh	60,000

500,000 'A' ordinary share options were granted to a non-executive director with a fair market value of $8.44 per option. Subject to continued employment, these options with $18.00 exercise price, vest annually in five equal tranches beginning June 9, 2016. The charge for the grant has been accrued under ‘Management Scheme’.

On June 25, 2015, the Company received $5,400,000 in respect of an issue of 300,000 ‘A’ ordinary shares at $18.00 per share to a non-executive director. These shares were issued on July 16, 2015.

On June 9, 2015, 10,000 ‘A’ ordinary shares each were awarded to two non- executive directors at fair market value of $21.34 per share. Subject to continued employment, these awards vest on June 9, 2016. These shares were issued on February 2, 2016.

The remuneration committee in its meeting held on June 28, 2016 recommended that the Board of Directors approve share awards of 160,000 A ordinary shares to Jyoti Deshpande, 200,000 A ordinary shares to Kishore Lulla, 160,000 A ordinary shares to Sunil Lulla and 100,000 A ordinary shares to Rishika Lulla Singh for no consideration. One third of these share awards will vest annually in tranches beginning on June 28, 2016, subject to continued employment.

The details of the remaining awards in the year to directors are shown in the following table:

Name	Plane	Date of Grant	Number of shares Granted for Fiscal 2015	Grant Date Fair Value ($)	Expiration Date
Rajeev Misra	Management Scheme (staff share grant )	June 9, 2015	500,000	$8.44	June 9, 2020

Eros India Incentive Compensation

Pursuant to a resolution of its board of directors dated November 11, 2011 and a resolution of its shareholders dated December 29, 2011, Eros India approved payment of an incentive bonus to Kishore Lulla and Sunil Lulla for services to Eros India of up to 1% of the net profits of Eros India in accordance with applicable India law. Any such incentive bonus shall be payable only as determined by the Board of Directors of Eros India from time to time. Kishore Lulla is eligible for this incentive bonus for a period of three years, until October 31, 2017. Sunil Lulla is eligible for this incentive bonus for the remainder of his tenure in office. The Remuneration Committee will take into account any of these incentive bonuses paid to Kishore Lulla or Sunil Lulla when making compensation determinations for each of them.

Share-Based Compensation Plans

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Year ended March 31
	2016	2015	2014
	(in thousands)
IPO India Plan	$1,736	$869	$499
JSOP Plan	2,696	1,603	1,075
Option award scheme 2012	1,610	1,824	—
2014 Share Plan	2,361	264	—
2015 Share Plan	932	60	—
Other share option awards	894	554	—
Management scheme (staff share grant)	20,763	16,741	16,847
	$30,992	$21,915	$18,421

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

On August 4, 2015, the Company’s Employee Benefit Trust entered into a Joint ownership deed (the “2015 JSOP deed”) with certain employees in respect of 380,000‘A’ ordinary shares. These options were issued at a strike price of $24.00 and fair market value of $15.66. Subject to continued employment and market conditions set out in the 2015 JSOP deed, these options vest in May 2017.

The movement in the shares held by the JSOP Trust is given below:

	Year ended March 31
	2016	2015	2014
Shares held at the beginning of the period	1,919,460	2,000,164	2,000,164
Shares exercised/lapsed	(573,262)	(80,704)	—
Shares held at the end of the period	1,346,198	1,919,460	2,000,164

Employee Stock Option Plans

A summary of the general terms of the grants under stock option plans and stock awards are as follows:

Range of exercise prices
IPO India Plan	INR10 – 175
IPO Plan – June 2006	GBP 5.28
JSOP Plan	$11.00 – 24.00
Option award scheme 2012	$11.00
2014 Share Plan	$14.97 - 18.50
2015 Share Plan	$7.40 – 33.12
Other share option awards	$18 - $18.88

Employees covered under the stock option plans are granted an option to purchase shares of the Company at the respective exercise prices, subject to requirement of vesting conditions (generally service conditions). These options generally vest in tranches over a period of one to five years from the date of grant. Upon vesting, the employees can acquire one share for every option. The maximum contractual term for these stock option plans ranges between two to ten years.

The activity in these stock option plans is summarized below:

		Year ended March 31
		2016			2015			2014
	Name of Plan	Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price

Outstanding at the beginning of the year	IPO India Plan	1,437,400	INR	52	1,397,682	INR	120	1,176,568	INR	112
Granted		966,009		10	691,961		10	300,000		150
Exercised		(180,920)		39	(534,084)		153	(51,850)		98
Forfeited and lapsed		(26,274)		10	(118,159)		147	(27,036)		175
Outstanding at the end of the year		2,196,215		35.17	1,437,400		52	1,397,682		120
Exercisable at the end of the year		632,566	INR	78.00	413,337	INR	82	646,474	INR	136

Outstanding at the beginning of the year	IPO Plan June 2006	62,438	GBP	5.28	62,438	GBP	5.28	62,438	GBP	5.28
Granted		—		—	—		—	—		—
Exercised		—-		—	—		—	—		—
Forfeited and lapsed		—-		—	—		—	—		—
Outstanding at the end of the year		62,438	GBP	5.28	62,438	GBP	5.28	62,438	GBP	5.28
Exercisable at the end of the year		62,438	GBP	5.28	62,438	GBP	5.28	62,438	GBP	5.28

Outstanding at the beginning of the year	JSOP Plan	1,723,657		$11.60	2,000,164		$11.00	2,000,164		$11.00
Granted		380,000		24.00	242,035		15.34	—		—
Exercised		(573,262)		11.00	(80,704)		11.00	—		—
Forfeited and lapsed		(290,900)		11.00	(437,838)		11.00	—		—
Outstanding at the end of the year		1,239,495		$14.98	1,723,657		$11.60	2,000,164		$11.00
Exercisable at the end of the year		617,450		$11.00	196,642		$11.00	—		—

Outstanding at the beginning of the year	Option award scheme 2012	674,045		11.00	—		—	—		—
Granted		—		$—	807,648		$11.00	—		—
Exercised		—		—	(133,603)		11.00	—		—
Forfeited and lapsed		—		—	—		—	—		—
Outstanding at the end of the year		674,045		$11.00	674,045		$11.00	—		—
Exercisable at the end of the year		224,682		11.00	—		—	—		—

Outstanding at the beginning of the year	2014 Share Plan	230,000		16.27	—		—	—		—
Granted		600,000		$18.40	230,000		$16.27	—		—
Exercised		—		—	—		—	—		—
Forfeited and lapsed		(56,251)		17.13	—		—	—		—
Outstanding at the end of the year		773,749		$17.86	230,000		$16.27	—		—
Exercisable at the end of the year		96,664		15.99	—		—	—		—

Outstanding at the beginning of the year	2015 Share Plan	200,000		17.46	—		—	—		—
Granted		105,000		$15.35	200,000		$17.46	—		—
Exercised		—		—	—		—	—		—
Forfeited and lapsed		(22,500)		19.17	—		—	—		—
Outstanding at the end of the year		282,500		$16.68	200,000		$17.46	—		—
Exercisable at the end of the year		72,708		16.90	—		—	—		—

Outstanding at the beginning of the year	Other share option awards	500,000		18.88	—		—	—		—
Granted		500,000		18.00	500,000		18.88	—		—
Exercised		—		—	—		—	—		—
Forfeited and lapsed		—		—	—		—	—		—
Outstanding at the end of the year		1,000,000		$18.44	500,000		$18.88	—		—
Exercisable at the end of the year		100,000		18.88	—		—	—		—

The following table summarizes information about outstanding stock options:

	Year ended March 31
	2016			2015			2014
Name of Plan	Weighted average remaining life (Years)	Weighted average exercise price		Weighted average remaining life (Years)	Weighted average exercise price		Weighted average remaining life (Years)	Weighted average exercise price
IPO India Plan	4.10	INR	35.0	2.90	INR	52	2.63	INR	120
IPO Plan June 2006	0.25	GBP	5.28	1.00	GBP	5.28	2.00	GBP	5.28
JSOP Plan	5.93		$14.98	7.30		$11.60	8.00		$11.00
Option award scheme 2012	5.83		$11.00	5.50		$11.00	—		—
2014 Share Plan	6.88		$17.86	6.47		$16.27	—		—
2015 Share Plan	5.91		$16.68	6.49		$17.46	—		—
Other share option awards	5.75		$18.44	6.00		$18.88	—		—

The following table summarizes information about inputs to the fair valuation model for options granted during the year:

	IPO India Plan	JSOP(4)	2014 Share plan	2015 Share plan
Expected volatility(1)(2)	35% - 75%	42%	40%	40% - 60%
Option life (Years)	5.00 - 7.00	10.00	4.50 - 5.25	10.00
Dividend yield	0%	0%	0%	0%
Risk free rate	7.74% - 8.50%	0.43% - 2.82%	0.67% - 1.70%	0.24% - 1.46%
Range of fair value of the granted options at the grant date(3)	INR 284 – 380	$15.66	$6.9 – 8.44	$2.7 - 13.10

(1)	The expected volatility in respect of the IPO India Plan is based on Eros International Media Limited’s historic volatility.
(2)	The expected volatility of all other options is based on the historic share price volatility of the Company over time periods comparable to the time from the grant date to the maturity dates of the options.
(3)	The fair value of options under the JSOP Plan was measured using a Monte-Carlo simulation models. Fair value of options granted under all other schemes is measured using a Black Scholes model.
(4)	Options under the JSOP Plan are subject to service and performance conditions as set out in the JSOP deed

Management Scheme (staff share grant)

On September 9, 2014, 36,000 ‘A’ ordinary shares were issued to certain independent directors at $15.97 per share based on the closing market price on June 5, 2014.

On October 21, 2014, 116,730 ‘A’ ordinary shares were awarded to certain employees at $17.07 per share based on the closing market price on such date. These shares are restricted and vest over a period of three years on a pro-rata basis. 34,760 shares have since been issued.

On June 5, 2014, the Board of Directors approved a grant of 525,000 ‘A’ ordinary share awards with a fair market value of $14.95 per option, to certain executive directors and members of senior management. These awards vest subject to certain share price conditions being met on or before May 31, 2015 and the employee remaining in service until May 31, 2015. As at March 31, 2016 except for 30,000 share awards, all shares have been issued.

In June 2015, 300,000 ‘A’ ordinary shares awards were granted to the Group CFO with a fair market value of $21.34 per share. Subject to continued employment, these awards with nominal value exercise price vest annually in three tranches beginning June 9, 2016. As at March 31, 2016, these shares are yet to be issued.

Additionally, on June 9, 2015, the Board of Directors approved a grant of 580,000 ‘A’ ordinary shares to certain executive directors with a fair market value of $21.34 per shares subject to continued employment, these awards with Nil exercise price vest equally over a period of three years with the first 25% vesting six months from the grant date. The shares are yet to be issued as at March 31, 2016.

None of the above grants have been forfeited during the period. The charge for these grants have been accrued under ‘Management scheme’ (Staff share grant) and ‘2014 Share Plan’.

On September 4, 2015 the Company entered in to an employment exit agreement with an employee pursuant to which the board approved a grant of 20,000 ‘A’ ordinary share awards with Nil exercise price and a fair market value of $33.66 per share. The shares are yet to be issued as at March 31, 2016.

On September 18, 2013, 1,676,645 ‘A’ ordinary shares were issued to our CEO and Managing Director at $4.02 per share based on the closing market price on such date. These shares are restricted and vest over a period of three years on a pro-rata basis.

In June 2015, 300,000 ‘A’ ordinary shares awards were granted to the non-executive director with a fair market value of $21.34 per share. Subject to continued employment, these awards with the exercise price of $18. These shares were issued on July 16, 2015

On June 9, 2015, 10,000 ‘A’ ordinary shares each were awarded to two non-executive directors and a consultant with par value exercise price and a fair market value of $21.34 per share. Subject to continued employment, these awards vest on June 9, 2016. These shares were issued on February 2, 2016.

JOINT SHARE OWNERSHIP RESERVE

(in thousands)
Balance at April 1, 2015	$(24,474)
Issue out of treasury shares	7,307
Balance at March 31, 2016	$(17,167)

The Joint share ownership reserve represents the cost of shares issued by Eros International Plc and held by the JSOP Trust to satisfy the requirements of the Joint Share Ownership Plan (see Note 26).  On June 5, 2014, the Board approved discretionary vesting of 20% of the applicable JSOP shares. In the current year 573,262 (2015: 80,704) ‘A’ ordinary shares held by the JSOP Trust were issued to eligible employees.

The number of shares held by the JSOP Trust at March 31, 2016 was 1,346,198 ‘A’ ordinary shares (2015: 1,919,460 Ordinary ‘A’ shares).

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

Our directors for fiscal 2016 are classified as follows:

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

Service Contracts and Letters of Appointment

Kishore Lulla has entered into a service agreement with Eros Network Limited to provide services to us and our subsidiaries. The service agreements is terminable by either party with 12 months’ written notice. Eros Network Limited may terminate the agreement immediately in certain circumstances, including upon certain types of misconduct or upon paying the executive an amount equivalent to his basic salary (inclusive of any bonus and benefits) for a twelve month period. The service agreements expire automatically upon the executive’s 65th birthday. The service agreements provide for private medical insurance and 25 paid vacation days per year. Upon termination, compensation will be paid for any accrued but untaken holiday. The executive receive a basic gross annual salary, reviewed annually, and is entitled to participate in any current share option schemes and bonus schemes applicable to their positions maintained by the employing company. The agreement contains a confidentiality provision and non-competition and non-solicitation provisions that restrict the executive for a period of six to twelve months after termination.

Kishore Lulla also executed a letter of appointment for service as one of our directors. Under the terms of the letter of appointment, Mr. Lulla received an annual fee of $93,750. In connection with our initial public offering, this letter of appointment was terminated, and for so long as Mr. Lulla is our executive officer, he will not receive compensation as a director.

On February 17, 2016, with effect from April 1, 2016, Kishore Lulla’s employment contract was transferred to Eros Digital FZ LLC at a gross annual salary of $1,133,000 and all other employments contracts were terminated. All other conditions of the employment contracts remain the same.

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

Jyoti Deshpande, our director, has entered into an employment contract with us pursuant to which she serves as Chief Executive Officer and Managing Director and is entitled to receive a gross base annual salary, private medical insurance and other standard benefits and is eligible to participate in any share option scheme and/or bonus scheme maintained from time to time and applicable to her position. In addition, Ms. Deshpande was issued 1,676,645 “A” ordinary shares on September 18, 2013, of which an equal percentage of shares are restricted for one, two and three years from the date of issuance. In addition, on November 18, 2013, Ms. Deshpande received 181,818 A ordinary shares as part of a contractual arrangement valued at $2.0 million based on the $11.00 initial public offering. The employment agreement is for an initial period of three years commencing September 1, 2013 and will continue thereafter until terminated by either party upon not less than 12 months’ prior written notice. We may, however, terminate the agreement immediately in certain circumstances, including upon certain types of misconduct or upon paying Ms. Deshpande an amount equal to her base salary for a 12 month period or remaining term of her employment, whichever is greater.

There are certain conditions under which if the agreement is terminated before September 1, 2016, Ms. Deshpande may be required to surrender all or part of the shares issued to her under this agreement. The agreement expires automatically upon Ms. Deshpande’s 65th birthday. The agreement contains a confidentiality provision and non-competition and non-solicitation provisions that restrict Ms. Deshpande for a period of six to twelve months following termination. Ms. Deshpande, who is also a director on the board of Eros India, has a contract with Eros India that entitles her to a gross basic salary and Ms. Deshpande has options to purchase up to 571,160 shares of Eros India at $1.14 per share with a 3-year vesting period commencing from July 16, 2013.

Ms. Deshpande also owns 142,790 shares of Eros India that came from previously vested options that she exercised.

On February 17, 2016, with effect from April 1, 2016, it was agreed in a letter agreement between Eros International Plc, Eros Digital FZ LLC and Ms. Deshpande that she would receive a gross annual salary of $700,000 from Eros International Plc and $100,000 from Eros Digital FZ LLC. Ms. Deshpande’s service agreement with Eros International Limited would stand terminated as of April 1, 2016 and her ongoing agreement with Eros International Media Limited remains unchanged.

Vijay Ahuja, our director and Vice Chairman, entered into a service agreement with Eros International Pte Ltd to provide services to us and our subsidiaries. The service agreement is terminable by either party with twelve months’ written notice. Eros International Pte Ltd may terminate the agreement immediately in certain circumstances, including upon certain types of misconduct or upon paying the executive an amount equivalent to his basic salary for a twelve month period. The agreement shall automatically terminate on his 65th birthday. Mr. Ahuja receives a basic gross annual salary and is entitled to participate in any bonus scheme and/or option scheme applicable to his position. The agreement contains a confidentiality provision and non-competition and non-solicitation provisions that restrict Mr. Ahuja for a period of six months following termination.

Mrs. Rishika Lulla Singh, our director, has entered into a service agreement on July 3, 2015 with Eros Digital FZ LLC, pursuant to which she serves as the Chief Executive Officer and an executive director of Eros Digital FZ LLC which provides her with an annual salary of $148,456. The employment agreement is for a term of three years and is terminable by either party by giving 12 months written notice. On February 17, 2016 with effect from April 1, 2016, an amended and restated service agreement was executed with Ms Rishika Lulla Singh by Eros Digital FZ LLC which entitles her to a gross annual salary of $320,000.

Our non-executive directors, Naresh Chandra, who also serves as Chairman of Eros India, and Dilip Thakkar, have entered into letters of appointment with us that provide them with annual fees of $78,125 for service as a director of Eros International Plc. The appointments are for an initial period of one year, from July 2007 and April 2006 respectively, and thereafter are terminable by either the non-executive director or by us with three months’ written notice, or by us immediately in the case of fraud. From April 1 2016, this fee has been increased to $95,000 per annum.

It was resolved at a board meeting held on June 28, 2016 that Dilip Thakkar and Naresh Chandra both be entitled to annual fees of $95,000 with retrospective effect from fiscal 2017.

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

Mr Mark Carbeck, our Chief Corporate and Strategy Officer and Mr. Pranab Kapadia, our President of Europe and Africa Operations, have both entered into service agreements with Eros International Limited to provide services to us and certain of our subsidiaries. The service agreements are terminable by either party with three months’ written notice. Eros International Ltd may terminate the agreement immediately in certain circumstances, including upon certain types of misconduct or upon paying the executive an amount equivalent to his basic salary for a three month period. Mr. Carbeck and Mr Kapadia receive a basic gross annual salary and are entitled to participate in any current bonus scheme applicable to their positions. The agreement contains a confidentiality provision and non-competition and non-solicitation provisions that restrict the executive for a period of twelve months following termination.

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

Audit Committee

Our board of directors has adopted a written charter under which our Audit Committee operates. This charter sets forth the duties and responsibilities of our Audit Committee, which, among other things, include: (i) monitoring our and our subsidiaries’ accounting and financial reporting processes, including the audits of our financial statements and the integrity of the financial statements; (ii) monitoring our compliance with legal and regulatory requirements; (iii) assessing our external auditor’s qualifications and independence; and (iv) monitoring the performance of our internal audit function and our external auditor. A copy of our Audit Committee charter is available on our website at www.erosplc.com. Information contained in our website is not a part of, and is not incorporated by reference into, this annual report.

The current members of our Audit Committee are Messrs. Thakkar (Chair) and Chandra. The Audit Committee met four times during fiscal 2016. Our board of directors has determined that each of the members of our Audit Committee is independent.

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

The current members of our Remuneration Committee are Messrs. Chandra (Chair) and Thakkar. The Remuneration Committee met three times during fiscal 2016. Our board of directors has determined that each of the members of our Remuneration Committee is independent.

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

The current members of our Nomination Committee are Messrs. Chandra (Chair) and Thakkar. The Nomination Committee is an ad hoc committee and met once during fiscal 2016. Our board of directors has determined that each of the members of our Nomination Committee is independent.

D. Employees

As of March 31, 2016, we had 544 employees, with 487 employees based in India, and the remainder employed by our international subsidiaries. All are full time employees or contractors. Our employees are not unionized. We believe that our employee relations are good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as at June 30, 2016 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as at June 30, 2016 are based on an aggregate of 57,911,718 ordinary shares outstanding as at that date.

	Number of A Ordinary Shares Beneficially Owned		Number of B Ordinary Shares Beneficially Owned
Directors	Number of Shares of A	Percent of Class	Number of Shares of B	Percent of Class
Executive Officers
Kishore Lulla(1)	2,075,071	6.3%	24,960,654	100.0%
Jyoti Deshpande(2)	2,189,611	6.6%	—	—
Vijay Ahuja(3)	—	—	24,793,987	99.3%
Sunil Lulla	*	*	—	—
Dilip Thakkar	*	*	—	—
Naresh Chandra	*	*	—	—
David Maisel	*	*	—	—
Rishika Lulla Singh	*	*	—	—
Rajeev Misra(7)	818,449	2.5%	—	—
Executive Officers
Kishore Lulla(1)	2,075,071	6.3%	24,960,654	100.0%
Jyoti Deshpande(2)	2,189,611	6.6%	—	—
Vijay Ahuja(3)	—	—	24,793,987	99.3%
Sunil Lulla	*	*	—	—
Rishika Lulla Singh	*	*	—	—
Prem Paramsewaran	*	*	—	—
Mark Carbeck	*	*	—	—
Pranab Kapadia	*	*	—	—
Surender Sadhwani	*	*	—	—
Ken Naz	*	*	—	—
All directors and executive officers as a group	5,083,131	15.4%	24,960,654	100.0%

*	Represents less than 1%.
(1)	Kishore Lulla’s interest in certain of his shares is by virtue of his holding ownership interest in and being a potential beneficiary of discretionary trusts that hold our shares and serving as trustee of the Eros Foundation, a U.K. registered charity that holds our shares.
(2)	Jyoti Deshpande’s interest in certain of her shares is by virtue of her prior existing shareholding vested options received as compensation and the 1,676,645 of our shares which she was issued on September 18, 2013 under her employment agreement. Ms Deshpande received a further 181,818 A ordinary shares as part of a contractual arrangement and sold 300,000 shares in July 2014 as part of our follow on equity offering. Ms Deshpande received 90,000 and 160,000 A ordinary shares in 2015 and 2016 as part of executive director share awards.
(3)	Vijay Ahuja’s interest in shares is by virtue of his being a potential beneficiary of discretionary trusts that hold our shares.

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

The following table provides the JSOP Plan details with respect to the directors and officers

Name	Number of ‘A’ ordinary Shares Options	Date of Grant	Exercise Price ($USD)	Expiration Date
Rishika Lulla Singh	242,034	August 2014	$15.34	August 2024
Pranab Kapadia	132,013	April 2012	$11.00	April 2018
Surender Sadhwani	130,000	August 2015	$24.00	May 2017

The following table provides option details with respect to the directors and officers.

Name	Number of ‘A’ ordinary Shares Options	Date of Grant	Exercise Price ($USD)	Expiration Date
Prem Parameswaran	300,000	June 2015	$18.3	June 2018
Rajeev Misra	500,000	June 2015	$18.00	June 2018
Surender Sadhwani	674,045	September 2014	$11.00	June 2017
David Maisel	500,000	February 2015	$18.88	February 2020
Ken Naz	20,813	June 2006	GBP 5.28	June 2016
Mark Carbeck	70,000	February 2015	$14.97	March 2025
Jyoti Deshpande(1)	20,813	June 2006	GBP 5.28	June 2016

(1)	In addition Jyoti Deshpande also has 571,160 share options in Eros International Media Limited by virtue of the IPO India Plan. The options have a three year vesting period commencing July 16, 2013, with an exercise price of $1.14.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and accompanying footnotes provide information regarding the beneficial ownership of our ordinary shares as of June 30, 2016 with respect to each person or group who beneficially owned 5% or more of our issued ordinary shares.

Beneficial ownership, which is determined in accordance with the rules and regulations of the SEC, means the sole or shared power to vote or direct the voting or dispose or direct the disposition of our ordinary shares. The number of our ordinary shares beneficially owned by a person includes ordinary shares issuable with respect to options or similar convertible securities held by that person that are exercisable or convertible within 60 days of June 30, 2016.

The number of shares and percentage beneficial ownership of A ordinary shares below is based on 57,911,718 issued ordinary shares as of June 30, 2016.

Except as otherwise indicated in the footnotes to the table, shares are owned directly or indirectly with sole voting and investment power, subject to applicable marital property laws.

	Number of A Ordinary Shares Beneficially Owned		Number of B Ordinary Shares Beneficially Owned
Major shareholders	Number of A Shares	Percent of Class	Number of B Shares	Percent of Class
Kishore Lulla(1)	2,075,071	6.3%	24,960,654	100.0%
Vijay Ahuja(2)	—	—	24,793,987	99.03%
Beech Investments(3)	—	—	24,793,987	99.3%
Capital Research Global Investors	4,709,740	14.3%	—	—
Fullerton Investments	3,000,000	9.1%	—	—
Dalton Investments	2,937,178	8.9%
Jyoti Deshpande	2,189,611	6.6%	—	—
Paradice Investment Management LLC	1,988,368	6.0%	—	—
Jupiter Asset Management	1,659,028	5.0%

(1)	Kishore Lulla’s interest in certain of his shares is by virtue of his holding ownership interest in and being a potential beneficiary of discretionary trusts that hold our shares and serving as trustee of the Eros Foundation, a U.K. registered charity that holds our shares.
(2)	Vijay Ahuja’s interests in shares are by virtue of being potential beneficiaries of discretionary trusts that hold our shares.
(3)	Beech Investments Limited, c/o SG Hambros Trust Company (Channel Islands) Limited, 18 Esplanade, St Helier, Jersey, JE4 8RT. Beech Investments, a company incorporated in the Isle of Man, is owned by discretionary trusts that include Eros directors Kishore Lulla and Vijay Ahuja as beneficiaries. The shares currently held by Beech Investments Limited are being held as B ordinary shares, but will convert into A ordinary shares (pursuant to Section 22.1 of the Articles of Association) upon being transferred to a person who is not a Permitted Holder (as defined in Section 22.1 of the Articles of Association).

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

•	Prior to our listing on the NYSE on November 18, 2013 the interests of all our major shareholders were in ordinary GBP 0.10 shares.
•	Jyoti Deshpande’s interest in certain of her shares is by virtue of her prior existing shareholding vested options received as compensation and the 1,676,645 of our shares which she was issued on September 18, 2013 under her employment agreement. Ms Deshpande received a further 181,818 A ordinary shares as part of a contractual arrangement and sold 300,000 shares in July 2014 as part of our follow on equity offering. Ms Deshpande received 90,000 and 160,000 A ordinary shares in 2015 and 2016 as part of executive director share awards.
•	Capital Research Global Investors reported its percentage ownership of our ordinary shares to be 14.7% (based on the then number of our ordinary shares reported as outstanding at that time) in a Schedule 13G/A filed with the Commission on February 16, 2016.
•	Fullerton Fund Management Company Ltd reported its percentage ownership of our ordinary shares to be 9.94% (based on the then number of our ordinary shares reported as outstanding at that time) in a Schedule 13G filed with the Commission on February 17, 2015.
•	Dalton Investments reported its percentage ownership of our ordinary shares to be 9.2% (based on the then number of our ordinary shares reported as outstanding at that time) in a Schedule 13D filed with the Commission on December 8, 2015.
•	Paradice Investment Management LLC reported its percentage ownership of our ordinary shares to be 6.20% (based on the then number of our ordinary shares reported as outstanding at that time) in a Schedule 13G/A filed with the Commission on February 9, 2016.
•	Jupiter Asset Management Ltd reported its percentage ownership of our ordinary shares to be 5.14% (based on the then number of our ordinary shares reported as outstanding at that time) in a Schedule 13G/A filed with Commission on February 12, 2016.

Kishore Lulla, Vijay Ahuja and Beech Investments Limited, by virtue of their holdings of B class shares have different voting rights to the other major shareholders. Each A ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, and each B ordinary share is entitled to ten votes. In order to vote at any meeting of shareholders, a holder of B ordinary shares will first be required to certify that it is a permitted holder as defined in our articles.

As of March 31, 2016, approximately 30,264,993 of our A ordinary shares, representing 91.9% of our outstanding A ordinary shares, were held by a total of 6 record holders with addresses in the United States. Computershare, N.A., the depositary, has advised us that, as of March 31, 2016, approximately 52.2% of our total outstanding ordinary shares in the form of 30,256,422 A ordinary shares, were held of record by DTC, the Depository Trust Company, under the nominee name of Cede & Co., on behalf of DTC participants. The number of beneficial owners of our A ordinary shares in the United States is likely to be much larger than the number of record holders of our A ordinary shares in the United States.

B. Related Party Transactions

The following is a description of transactions since April 1, 2012 to which we have been a party, in which the amount involved in the transaction exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our issued share capital had or will have a direct or indirect material interest.

Family Relationships

Mr. Kishore Lulla, our director and Chairman, is the brother of Mr. Sunil Lulla, and father of Mrs. Rishika Lulla Singh, each of whom are directors, and a cousin of Mr. Vijay Ahuja, our director and Vice Chairman, and of Mr. Surender Sadhwani, our President of Middle East Operations. Mr. Sunil Lulla is the brother of Mr. Kishore Lulla, uncle to Mrs. Lulla Singh, and a cousin of Mr. Ahuja and Mr. Sadhwani. Mr. Ahuja is a cousin of Mr. Kishore Lulla and Mr. Sunil Lulla. Mrs Lulla Singh is the daughter of Mr Kishore Lulla and niece of Mr Sunil Lulla. Mr. Sadhwani is a cousin of Mr. Kishore Lulla and Mr. Sunil Lulla. Mr. Arjan Lulla, our founder, is the father of Mr. Kishore Lulla and Mr. Sunil Lulla, grandfather of Mrs. Lulla Singh, uncle of Mr. Ahuja and Mr. Sadhwani and an employee of Redbridge Group Ltd., is the Honorary President of Eros and a director of our subsidiary Eros Worldwide. Mrs. Manjula Lulla, the wife of Mr. Kishore Lulla, respectively, is an employee of our subsidiary. Ms Ridhima Lulla, is the daughter of Mr Kishore Lulla and an employee of our subsidiary. Mrs Krishika Lulla is the wife of Mr Sunil Lulla and an employee of Eros India.

Leases

Pursuant to a lease agreement that expires on March 31, 2016, the lease requires Eros International Media Limited to pay $5,000 each month under this lease. Eros International Media Limited leases apartments for studio use at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Manjula K. Lulla, the wife of Kishore Lulla. The lease was renewed on April 1, 2016 for a further period of one year on the same terms.

Pursuant to a lease agreement that expired on September 30, 2015, the lease requires Eros International Media Limited to pay $5,000 each month under this lease. Eros International Media Limited leases for use as executive accommodations the property Aumkar Bungalow, Gandhi Gram Road, Juhu, Mumbai, from Sunil Lulla. The lease was renewed on October 1, 2015 for a further period of three years on the same terms.

Pursuant to a lease agreement that expires on January 4, 2020, Eros International Media Limited leases office premise for studio use at Supreme Chambers, 5th Floor, Andheri (W), Mumbai from Kishore and Sunil Lulla. Beginning January 2015, the lease requires Eros International Media Limited to pay $60,000 each month under this lease.

Pursuant to a lease agreement that expires on April 1, 2020, the real estate property at 550 County Avenue, Secaucus, New Jersey, from 550 County Avenue Property Corp, a Delaware corporation owned by Beech Investments and of which our President of Americas Operations Ken Naz serves as a Director. The lease commenced on April 1, 2015, and required the Group to pay $11,000 each month. The lease was renewed on April 1, 2015 for a further period of five years on the same terms. This is a non-cancellable lease.

Pursuant to a lease agreement that expires in March 2018, including renewal periods, the Group leases for U.K. corporate offices, the real property at 13 Manchester Square, London from Linecross Limited, a U.K. company owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary. The current lease commenced on November 19, 2009 and requires the Group to pay $148,000 each quarter.

Honorary Appointment of Mr. Arjan Lulla

Pursuant to an agreement the Group entered into with Redbridge Group Ltd. on June 27, 2006, the Group agreed to pay an annual fee set each year of $300,000, $325,000 and $339,000 in the respective years ended March 31, 2016, 2015 and 2014, for the services of Arjan Lulla, the father of Kishore Lulla and Sunil Lulla, grandfather of Rishika Lulla Singh, uncle of Vijay Ahuja and Surender Sadhwani and an employee of Redbridge Group Ltd towards services as honorary life president. Redbridge Group Ltd. is an entity owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary.

Lulla Family Transactions

The Group has engaged in transactions with NextGen Films Pvt. Ltd., an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla, each of which involved the purchase and sale of film rights. In the year ended March 31, 2016 NextGen Films Pvt. Ltd. sold film rights $2,728,000 (2015: $23,550,000, 2014: $12,483,000) to the Group, and purchased film rights, including production services, of $NIL (2015 $275,000 and 2014: $3,923,000).

The Group also engaged in transactions with Everest Entertainment Pvt. Ltd. entity owned by the brother of Manjula K. Lulla, wife of Kishore Lulla, each of which involved the purchase and sale of film rights. In March 31, 2016, Everest Entertainment Pvt. Ltd. sold film rights of $Nil (2015: $408,000 and 2014: $700) to the Group, and did not purchase any film rights from the Group in years ended March 31, 2016, 2015 and 2014.

Mrs. Manjula Lulla, the wife of Kishore Lulla, is an employee of Eros International Limited-UK and is entitled to a salary of $154,000 per annum.(2015:$167,000, 2014:$158,000) Mrs. Krishika Lulla, the wife of Sunil Lulla, is an employee of Eros India and is entitled to a salary of $138,000 per annum.(2015:$115,542, 2014:$25,000) Ms. Riddhima Lulla, the daughter of Kishore Lulla, is an employee of Eros International Limited and is entitled to a salary of $38,000 per annum.(2015:$10,100, 2014:Nil).

Relationship Agreement

Both we and our subsidiaries, including Eros India, acquire rights in Indian movies. Under a 2009 Relationship Agreement among Eros India, Eros Worldwide and us, certain intellectual property rights and all distribution rights and all digital rights for Indian films (other than Tamil films) outside of the territories of India, Nepal and Bhutan held by the Eros India Group are assigned exclusively to Eros Worldwide. Eros Worldwide in turn is entitled to assign its rights to us and to other entities within the Eros group of companies, excluding the Eros India Group and Ayngaran and its subsidiaries, or the Eros International Group.

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

Eros Foundation

Prior to our listing on the NYSE in November 2013, we issued the equivalent of 282,949 A ordinary shares to the Eros Foundation, a U.K. registered charity, for no consideration. Such shares were granted by our Remuneration Committee to Mr. Kishore Lulla as compensation, each of whom directed the issuance of such shares to the Eros Foundation. Mr. Kishore Lulla and his wife, Mrs. Manjula K. Lulla, are trustees, but not beneficiaries, of the foundation.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see “Part III — Item 18. Financial Statements” for a list of the financial statements filed as part of this Annual Report on Form 20-F.

B. Significant Changes

On August 1, 2015, Eros’ subsidiary Eros International Media Limited (“EIML”) acquired 100% of the shares and voting interests in Techzone. The Company expects that this acquisition will enable the Group to utilize Techzone’s billing integration and distribution across major telecom operators in India and will complement its existing Eros Now service.

In accordance with the terms of the agreement between the parties, EIML issued 900,970 equity shares to the shareholders Techzone at an acquisition date fair value of INR 586 ($9.16) per share, calculated on the basis of traded share price of EIML on the date of acquisition. EIML has made an advance of $2.5 million to Techzone prior to the acquisition to provide working capital.

Acquisition related cost of $106,300 has been included in “Administrative cost” in the consolidated statements of income.

Pending completion of valuation of assets, including intangible assets, the purchase price has been allocated on a preliminary basis to net assets based on initial estimates. As a result, values attributed to specified assets and liabilities including goodwill and other intangible assets may change. Finalization of the purchase price allocation is expected to be completed by July 31, 2016.

The following table summarizes the preliminary allocation of the purchase price:

As at August 1, 2015
(in thousands)
Current assets
Cash	$263
Trade and other receivables	4,866
Non-current assets
Deferred tax assets	134
Property, plant and equipment	584
Purchase price pending allocation	5,751
Other non-current assets	2,585
Current liabilities
Trade and other payables	(3,338)
Short-term borrowings	(1,490)
Non-Current borrowings
Long-term borrowings	(992)
Other long term liabilities	(112)

The trade receivables comprise gross contractual amounts due of $2.6 million and the Company, based on its best estimate at the acquisition date, expects to collect the entire amount.

Impact of the acquisition on the results of the Company

The acquisition of Techzone contributed $4.3 million to the Company’s consolidated revenue and a loss of $0.2 million to the Company’s profit for the year ended March 31, 2016.

Had the acquisition occurred on 1 April 2015, consolidated revenue and profit after tax for the year would have been $278.7 million and $13.4 million respectively.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The high and low last reported sale prices for our shares for the periods indicated are as shown below. We note that the periods are split between when Eros International was listed on the Alternative Investment Market (“AIM”) and when it was listed on the New York Stock Exchange (“NYSE”) on November 13, 2013. With respect to the trading prices on AIM, the prices are adjusted to reflect the one-for-three reverse stock split, which occurred on November 18, 2013, and a translation from British Pound Sterling to U.S. dollars based on the prevailing exchange rate between the British Pound Sterling and the U.S. dollar at the time of the applicable trade. Amounts on the NYSE share price table below are for the period November 18, 2013 to May 31, 2016; and on the AIM share price table, for the period 1 April 2010 to November 18, 2013, only.

	Price per share on NYSE
	High	Low
Fiscal year:
2014	$16.07	$8.94
2015	$22.44	$13.65
2016	$37.60	$6.81
Fiscal Quarter:
First quarter 2016	$25.12	$16.29
Second quarter 2016	$37.60	$23.69
Third quarter 2016	$32.18	$7.08
Fourth quarter 2016	$12.11	$6.81
Month:
April 2015	$18.64	$16.99
May 2015	$19.95	$16.29
June 2015	$25.12	$20.32
July 2015	$36.32	$23.69
August 2015	$37.60	$28.74
September 2015	$33.83	$26.14
October 2015	$32.18	$11.17
November 2015	$13.62	$7.08
December 2015	$10.23	$8.42
January 2016	$8.84	$6.92
February 2016	$10.12	$6.81
March 2016	$12.11	$7.51
April 2016	$13.38	$10.45
May 2016	$15.30	$12.96

	Price per share on AIM
	High	Low
Fiscal year:
2011	$13.37	$7.51
2012	$13.11	$9.54
2013	$15.02	$8.05
Fiscal Quarter:
First quarter 2013	$15.02	$8.50
Second quarter 2013	$11.53	$8.05
Third quarter 2013	$11.81	$8.90
Fourth quarter 2013	$12.16	$10.44
First quarter 2014	$11.36	$8.79
Second quarter 2014	$13.45	$9.06
Month:
October 2013	$11.05	$10.27
November 2013	$11.05	$10.27

Our closing price on AIM on November 13, 2013 was $11.18.

B. Plan of Distribution

Not applicable.

C. Markets

Our shares are listed on the NYSE under the symbol “EROS.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Eros International Plc was incorporated in the Isle of Man on March 31, 2006 under the 1931 Act, as a public company limited by shares and effective as of September 29, 2011, was de-registered under the 1931 Act and re-registered as a company limited by shares under the 2006 Act. We maintain our registered office at Fort Anne, Douglas, Isle of Man IM1 5PD; our principal executive office in the U.S. is at 550 County Avenue, Secaucus, New Jersey 07094.

At March 31, 2016, Eros International plc has authorized share capital of 58,372,679 A ordinary shares at a par value of GBP 0.30 per share, of which 32,949,314 is issued share capital, and authorized share capital of 24,960,654 B ordinary shares at a par value of GBP 0.30 per share, of which 24,960,654 is entirely issued and outstanding.

Our activities are regulated by our Memorandum and Articles of Association. We adopted revised Articles of Association by special resolution of our shareholders passed on April 24, 2012. The material provisions of our revised Articles of Association are described below. In addition to our Memorandum and Articles of Association, our activities are regulated by (among other relevant legislation) the 2006 Act. Our Memorandum of Association states our company name, that we are a company limited by shares, that our registered office is at Fort Anne, Douglas, Isle of Man IM1 5PD, that our registered agent is Cains Fiduciaries Limited and that neither the memorandum of association nor the articles of association may be amended except pursuant to a resolution approved by a majority of not less than three-fourths of such members as, being entitled so to do, vote in person or by proxy at the general meeting at which such resolution is proposed. Below is a summary of some of the provisions of our Articles of Association. It is not, nor does it purport to be, complete or to identify all of the rights and obligations of our shareholders.

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

Based on the fact that we are considered for tax purposes as a company domiciled abroad, any dividend income in respect of ordinary shares will not be subject to any withholding or deduction in respect of Indian income tax laws. Pursuant to amendments to the Indian Income Tax Act, 1961, income arising directly or indirectly through the sale of a capital asset, including any share or interest in a company or entity registered or incorporated outside India, will be liable to tax in India, if such share or interest derives, directly or indirectly, its value substantially from assets located in India, whether or not the seller of such share or interest has a residence, place of business, business connection, or any other presence in India, if, on the specified date, the value of such assets (i) represents at least 50% of the value of all assets owned by the company or entity, and (ii) exceeds the amount of 100 million rupees. However, the impact of the above indirect transfer provisions would need to be separately evaluated under the tax treaty scenario.

Further, dividend payments to us by our Indian subsidiaries are subject to withholding of dividend distribution tax in India, at an effective rate of 20.3%, including applicable cess and surcharge.

An equalization levy or EL in respect of e-commerce transactions has been introduced in India with effect from June 1, 2016. EL is to be deducted in respect of payments towards “specified services” (in excess of INR 100,000). A “Specified service” means online advertisement, any provision for digital advertising space or any other facility or service for the purpose of online advertisement and includes any other service as may be notified. Deduction of EL at the rate of six per cent (on a gross basis) is the responsibility of Indian residents / non-residents having a permanent establishment or PE in India on payments to non-residents (not having a PE in India). Consequently, if a non-resident (not having a PE in India) earns income towards a “specified service” which is chargeable to EL, then the same would be exempt in the hands of non-resident company.

The concept of Place of Effective Management or POEM has also been introduced with effect from April 1, 2017 for the purpose of determining the tax residence of overseas companies in India. The POEM is defined to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole are in substance made. This could have significant impact on the foreign companies holding board meeting(s) in India, having key managerial personnel located in India, having regional headquarters located in India, etc. In the event the POEM of a foreign company is considered to be situated in India and consequently, it becomes tax resident in India, its global income would be taxable in India (even if it is not earned in India).

Pursuant to the Finance Act, 2015, the central government is empowered to levy a Swachh Bharat Cess or SBC on all or any of the taxable services at the rate of 2% of the value of taxable services. Pursuant to a notification by the central government, an SBC of 0.5% of the value of the taxable services is to be levied on all taxable services with effect from November 15, 2015. Further, according to the frequently asked questions in connection with SBC issued by Central Board of Excise and Customs, since SBC is not integrated in the CENVAT credit chain, the credit of SBC will not be permitted. Further, SBC cannot be paid by utilizing credit of any other duty or tax and will have to be paid in cash. Accordingly, SBC will be a cost to taxpayers. Pursuant to the Finance Act, 2016, the central government has also imposed a new levy by way of Krishi Kalyan Cess or KKC with effect from June1, 2016, on all or any of the taxable services at the rate of 0.5% of the value of taxable services. The credit of KKC paid on input services is permitted to be used for payment of the proposed cess leviable on taxable services provided by a service provider. The levy of SBC along with KKC has increased the effective rate of service tax to 15% with effect from June 1, 2016.

The Government of India has also proposed a national goods and services tax or GST regime, which would replace most of the indirect taxes on goods and services, such as central excise duty, service tax, countervailing duty of customs duty, special additional duty of customs, central sales tax, state value added tax, surcharge and excise, entry tax, state level entertainment taxes currently being levied and collected by the central and state governments in India. However, the basic duty of customs would continue to be levied. The Government of India has recently released a model GST law.

Further, the General Anti Avoidance Rules or GAAR will come into effect from April 1, 2017. GAAR provisions are intended to restrict “impermissible avoidance arrangements,” which would be any arrangement, the main purpose or one of the main purposes of which is to obtain a tax benefit and which satisfy at least one of the following tests: (i) creation of rights, or obligations, not ordinarily created between persons dealing at arm’s-length; (ii) resulting, directly or indirectly, in misuse or abuse of provisions of the Income Tax Act, 1961; (iii) lacking, or is deemed to be lacking, commercial substance, in whole or in part; or (iv) is entered into or carried out by means, or in a manner, not ordinarily employed for bona fide purposes. If GAAR provisions are invoked, Indian tax authorities would have wider powers, including denial of tax benefit or a benefit under a tax treaty.

Additionally, in relation to transfer pricing, pursuant to the Finance Act, 2016, a three tiered transfer pricing documentation structure was introduced in India, consisting of a master file, a local file and a country-by-country report. Such a structure is in line with the recommendations contained in the action plan on the Base Erosion and Profit Shifting or BEPS project issued by the Organization of Economic Cooperation and Development or OECD in October 2015.

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

The Company will be required to pay an annual return fee of £380 (US $495) per year.

Isle of Man probate

In the event of death of a sole, individual holder of the A ordinary shares, an Isle of Man probate fee or administration may be required, in respect of which certain fees will be payable to the Isle of Man government, subject to the fee. Currently the maximum fee, where the value of an estate exceeds £1,000,000 (US $1,300,000) is approximately £8,000 (US $10,400).

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

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address estate and gift taxes or the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our A ordinary shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any other consequences to you arising under U.S. federal, state and local laws and the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

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

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. Our A ordinary shares are listed on the NYSE and we expect such shares to be considered readily tradable on an established securities market. However, even if the shares are readily tradable on an established securities market in the United States, we will not be treated as a qualified foreign corporation if we are a PFIC for the taxable year in which we pay a dividend or were a PFIC for the preceding taxable year. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) (B) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. For this purpose, the minimum holding period requirement will not be met if a share has been held by a holder for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend, appropriately reduced by any period in which such holder is protected from risk of loss. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the availability of the reduced tax rate on dividends in light of your particular circumstances.

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

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, we do not believe we will be a PFIC for United States federal income tax purposes for the 2016 taxable year, and we do not expect to become one in the future. However, because PFIC status is an annual factual determination that cannot be made until after the close of each taxable year and depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the shares ( before the current taxable year) and gain realized on disposition of the A ordinary shares will be treated as excess distributions. Under these special tax rules:

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

The tax liability for amounts allocated to years prior to the year of an “excess distribution,” (including a disposition) cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the shares cannot be treated as capital and will be subject to the “excess distribution” regime described above, even if you hold the shares as capital assets.

In addition, as explained above non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in our taxable year in which such dividends are paid or in the preceding taxable year.

You will be required to file Internal Revenue Service Form 8621(a) annually if the aggregate value of all your directly owned PFIC shares on the last day of the year is $25,000 or more ($50,000 on a joint return) or if you are deemed to own indirectly more than $5,000 in value of any PFIC shares owned by us; (b) you receive distributions on the A ordinary shares or realize any gain on the disposition of the A ordinary shares if you held our A ordinary shares in any year in which we were classified as a PFIC, or (c) you have made a mark-to market election (as described below) and other reporting requirements may apply.

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

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividends and net gains from the disposition of shares. Special rules apply to stock in a PFIC. If you are a U.S. Holder that is an individual, estate or trust, you should consult your tax advisors regarding the applicability of this tax to your income and gains in respect of your investment in the A ordinary shares.

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

A uniform decrease of 10% in exchange rates against all foreign currencies in position as of March 31, 2016 would have decreased our net income by approximately $3.9 million. An equal and opposite impact would be experienced in the event of an increase by a similar percentage. Our sensitivity to foreign currency has increased during the year ended March 31, 2016 as a result of an increase in the percentage of liabilities denominated in foreign currency over the comparative period. As of March 31, 2016, 48% of our borrowings are denominated in foreign currency.

In management’s opinion, the sensitivity analysis is not representative of the inherent foreign exchange risk because the exposure at the end of the reporting period does not reflect the exposure during the year.

Equity Risk

We are exposed to market risk relating to changes in the market value of our investments, which we hold for purposes other than trading. We invest in equity instruments of private companies for operational and strategic business reasons. These securities may be subject to significant fluctuations in fair market value due to volatility in the industries in which they operate. As at March 31, 2016, the aggregate value of all such equity investments was $30.1 million. For further discussion of our investments see Note 17 to our audited Consolidated Financial Statements appearing elsewhere in this Annual Report.

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

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as at March 31, 2016, our disclosure controls and procedures were effective and provide a reasonable level of assurance.

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

Management assessed the effectiveness of internal control over financial reporting as at March 31, 2016, based on the criteria established in 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the above criteria, and as a result of this assessment, management concluded that, as at March 31, 2016, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal controls over financial reporting because the Jumpstart Our Business Startups Act provides an exemption from such requirement as we qualify as an emerging growth company.

Changes in Internal Control over Financial Reporting

During the period covered by this report, no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act), have occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Grant Thornton India LLP has served as our independent public accountant for the fiscal years ended March 31, 2016, 2015 and 2014. The following table shows the fees we paid or accrued for the audit and other services provided by Grant Thornton India LLP and associated entities for the years ended March 31, 2016, 2015 and 2014.

	Fiscal
	2016	2015	2014
Audit fees	$1,203,000	$709,000	$475,000
Audit-related fees	—	—	41,000
Tax fees	45,000	38,000	22,000

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we, nor any affiliated purchaser, made any purchase of our equity securities in fiscal 2016.

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

Each of Messrs. Chandra and Thakkar satisfies the “independence” requirements of the NYSE listing standards and the “independence” requirements of Rule 10A-3 of the Exchange Act. Messrs. Kirkwood and Coote also satisfied these requirements during their tenure.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

See “Part III — Item 18. Financial Statements” for a list of our consolidated financial statements included elsewhere in this annual report.

ITEM 18. FINANCIAL STATEMENTS

The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

·	Report of Independent Registered Public Accounting Firm Grant Thornton India LLP

·	Consolidated Statements of Financial Position as at March 31, 2016 and 2015

·	Consolidated Statements of Income for the years ended March 31, 2016, 2015 and 2014

·	Consolidated Statements of Comprehensive Income for the years ended March 31, 2016, 2015 and 2014

·	Consolidated Statements of Changes in Equity for the years ended March 31, 2016, 2015 and 2014

·	Consolidated Statements of Cash Flows for the years ended March 31, 2016, 2015 and 2014

·	Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit Number	Title
1.1	Memorandum of Association	(c)
1.2	Articles of Association	(c)
2.1	Form of A Share Certificate	(d)
4.1	Relationship Agreement, dated as of December 16, 2009, between Eros International Media Limited, the Company and Eros Worldwide FZ-LLC	(b)
4.2	Shareholders’ Agreement, dated as of January 13,2007, between Eros Multimedia Private Limited and The Group and Big Screen Entertainment Private Limited	(b)
4.3	Shareholders’ Agreement for Ayngaran International Limited, dated as of July 11,2007	(b)
4.4	Employment Agreement of Sunil Lulla as Executive Vice Chairman of Eros International Medial Limited, dated September 29, 2009	(b)
4.5	Service Agreement of Prem Parameswaran as Chief Financial Officer and President of North America and Group Chief Financial Officer, dated May 26, 2015	(f)
4.6	Service Agreement of Kishore Lulla, dated February 17, 2016	(a)
4.7	Service Agreement of Vijay Ahuja as Vice Chairman and President (International) dated June 27, 2006	(b)
4.8	Rules of the Eros International Plc Bonus Share Plan Unapproved Option Scheme 2006, dated May 17, 2006	(b)
4.9	Credit Facility, dated January 5, 2012, between Eros International Plc, Citibank, N.A., London Branch, Lloyds TSB Bank Plc and the Royal Bank of Scotland Plc, with Lloyds TSB Bank Plc as Facility Agent, in the original principal amount of $125 million	(b)
4.10	Increase Confirmation, dated January 12, 2012, from UBS AG, Singapore Branch, to Lloyds TSB Bank Plc as Facility Agent and Eros International Plc	(b)
4.11	IPO Plan Form of Option Agreement	(d)
4.12	Eros International Media Pvt. Ltd. ESOP 2009	(c)
4.13	Form of Joint Share Ownership Deed Measured By Total Share Return	(c)
4.14	Form of Joint Share Ownership Deed Measured By Super Total Share Return	(c)
4.15	Form of Joint Share Ownership Deed Measured By Earnings Per Share	(c)
4.16	Employee Benefit Trust Deed	(c)
4.17	Form of Option Agreement for Option Awards Approved April 17, 2012	(d)
4.18	Service Agreement of Jyoti Deshpande as Group Chief Executive Officer and Managing Director of Eros International Plc, date September 5, 2013	(e)
4.19	Letter agreement for Employment between Eros International PLC, Eros Digital FZ LLC and Jyoti Deshpande dated February 17, 2016.	(a)
4.20	Employment Agreement of Jyoti Deshpande as Executive Director of Eros International Media Limited, dated August 29, 2013	(d)

Exhibit Number	Title
4.21	Service Agreement of Vijay Ahuja as Executive Director of Eros International Pte Ltd, dated April 1, 2013	(d)
4.22	Service Agreement of Pranab Kapadia as President – Europe & Africa of Eros International Ltd., dated December 1, 2007	(d)
4.23	Amended and Restated Service Agreement of Rishika Lulla Singh as Chief Executive Officer – Eros Digital FZ LLC, dated February 17, 2016	(a)
4.24	Service Agreement of Mark Carbeck as Chief Corporate and Strategy Officer, dated April 3, 2014	(a)
4.25	Service Agreement of David Maisel as Non-Executive Director, dated February 13, 2015	(f)
4.26	Service Agreement of Rajeev Misra as Non-Executive Director, dated June 17, 2015	(f)
4.27	Form of 2014 Option Agreement for Option Awards	(f)
4.28	Form of 2015 Option Agreement for Option Awards	(f)
4.29	Trust Deed constituting the £50 million 6.50% Bonds due 2021, dated October 15, 2014	(f)
4.30	Amended Credit Agreement, between Eros International Plc, Citibank, N.A., London Branch, Lloyds TSB Bank Plc and the Royal Bank of Scotland Plc, dated February 12, 2015	(f)
4.31	Form of Increase Confirmation, dated July 31, 2013, from HSBC Bank Plc to Lloyds TSB Bank Plc as Facility agent and Eros International Plc	(d)
8.1	Subsidiaries of Eros International Plc	(a)
12.1	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)	(a)
12.2	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)	(a)
13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350	(a)
13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350	(a)
15.2	Consent to Use of Federation of Indian Chambers of Commerce and Industry – KPMG Indian Media and Entertainment Industry Reports	(a)

___________________

(a)	Filed herewith
(b)	Previously filed on March 30, 2012 as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-180469) and incorporated herein by reference.
(c)	Previously filed on April 24, 2012 as an exhibit to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-180469) and incorporated herein by reference.
(d)	Previously filed on October 29, 2013 as an exhibit to Amendment No. 5 to the Company’s Registration Statement on Form F-1 (File No. 333-180469) and incorporated herein by reference.
(e)	Previously filed on November 5, 2013 as an exhibit to Amendment No. 6 to the Company’s Registration Statement on Form F-1 (File No. 333-180469) and incorporated herein by reference.
(f)	Previously filed on July 8, 2015 as an exhibit to the Company’s Annual Report on Form 20-F and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 26, 2016	EROS INTERNATIONAL PLC

	By:	/s/ Jyoti Deshpande
	Name:	Jyoti Deshpande
	Title:	Group Chief Executive Officer

EROS INTERNATIONAL PLC

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Eros International PLC

We have audited the accompanying consolidated statements of financial position of Eros International PLC and subsidiaries (the “Company”) as of March 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eros International PLC and subsidiaries as of March 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2016, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

/s/ Grant Thornton India LLP

Mumbai, India

July 26, 2016

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT MARCH 31, 2016 AND 2015

		As at March 31
	Note	2016	2015
		(in thousands)
ASSETS
Non-current assets
Property, plant and equipment	13	$10,686	$9,272
Goodwill	14	1,878	1,878
Purchase price pending allocation	4	5,561	—
Intangible assets — trade name	14	14,000	14,000
Intangible assets — content	15	795,139	719,214
Intangible assets — others	16	2,546	2,204
Available-for-sale financial assets	17	30,147	29,917
Trade and other receivables	19	9,521	5,692
Deferred tax assets	11	167	151
Other non-current assets		3,512	613
Total non-current assets		$873,157	$782,941

Current assets
Inventories	18	$287	$475
Trade and other receivables	19	188,361	209,676
Current tax receivable		238	455
Cash and cash equivalents	21	182,774	153,664
Restricted deposits		1,822	2,322
Total current assets		373,482	366,592

Total assets		$1,246,639	$1,149,533

LIABILITIES
Current liabilities
Trade and other payables	20	$65,178	$29,453
Short-term borrowings	23	219,275	96,397
Current tax payable		6,234	2,631
Total current liabilities		$290,687	$128,481

Non-current liabilities
Long-term borrowings	23	$92,630	$218,273
Other long term liabilities		536	354
Derivative financial instruments	24	22,850	19,284
Deferred tax	11	30,842	27,086
Total non-current liabilities		$146,858	$264,997

Total liabilities		$437,545	$393,478

EQUITY
Share capital	25	$30,793	$30,622
Share premium		356,865	345,385
Reserves		423,151	389,682
Other components of equity	28	(53,310)	(43,881)
JSOP reserve	27	(17,167)	(24,474)
Equity attributable to equity holders of Eros International Plc		$740,332	$697,334

Non-controlling interest		68,762	58,721
Total equity		$809,094	$756,055
Total liabilities and shareholder’s equity		$1,246,639	$1,149,533

The accompanying notes form an integral part of these financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2016, 2015 AND 2014

		Year ended March 31
	Note	2016	2015	2014
		(in thousands, except per share amounts)
Revenue	5	$274,428	$284,175	$235,470
Cost of sales		(172,764)	(155,777)	(132,933)
Gross profit		101,664	128,398	102,537
Administrative cost		(64,019)	(49,546)	(42,680)
Operating profit		37,645	78,852	59,857
Financing cost	8	(13,719)	(10,791)	(9,910)
Finance income	8	5,709	4,930	2,393
Net finance cost	8	(8,010)	(5,861)	(7,517)
Other losses	9	(3,636)	(10,483)	(2,353)
Profit before tax		25,999	62,508	49,987
Income tax expense	10	(12,711)	(13,178)	(12,843)
Profit for the year		$13,288	$49,330	$37,144
Attributable to:
Equity holders of Eros International Plc		$3,797	$40,344	$29,861
Non-controlling interest		9,491	8,986	7,283
		$13,288	$49,330	$37,144
Earnings per share (cents)
Basic earnings per share	12	6.6	74.3	65.5
Diluted earnings per share	12	5.2	72.4	65.2

The accompanying notes form an integral part of these financial statements.

EROS INTERNATIONAL PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED MARCH 31, 2016, 2015 AND 2014

		Year ended March 31
	Note	2016	2015	2014
		(in thousands, except per share amounts)
Profit for the year		$13,288	$49,330	$37,144
Other comprehensive income:
Items that will not be subsequently reclassified to profit or loss
Revaluation of property (net of tax)		399	—	—

Items that will be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations		(12,993)	(7,247)	(15,706)
Reclassification of cash flow hedge to income statement		804	804	1,233
Impairment loss on available-for-sale financial assets		—	820	—
Total other comprehensive (loss) for the year		$(11,790)	$(5,623)	$(14,473)
Total comprehensive income for the period, net of tax		$1,498	$43,707	$22,671

Attributable to
Equity holders of Eros International Plc		(5,632)	35,778	19,978
Non-controlling interest		7,130	7,929	2,693

The accompanying notes form an integral part of these financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2016, 2015 AND 2014

		Year ended March 31
	Note	2016	2015	2014
		(in thousands)
Cash flow from operating activities
Profit before tax		$25,999	$62,508	$49,987
Adjustments for:
Depreciation	13	1,154	1,089	789
Share based payment	26	30,992	21,915	18,421
Amortization of intangible film and content rights	15	128,303	117,254	99,620
Amortization of other intangible assets	16	1,131	608	578
Other non-cash items	29	4,562	17,005	1,858
Net finance costs	8	8,010	5,861	7,517
Movement in trade and other receivables		19,690	(93,975)	(34,204)
Movement in inventories		189	67	216
Movement in trade and other payables		31,457	1,361	927
(Gain)/loss on sale of property, plant and equipment		(3)	(9)	7
Cash generated from operations		251,484	133,684	145,716
Interest paid		(12,536)	(6,929)	(9,656)
Income taxes paid		(4,349)	(8,800)	(3,528)
Net cash generated from operating activities		$234,599	$117,955	$132,532

Cash flows from investing activities
Advance given to an undertaking	4	$—	$(2,465)	$—
Purchase of available for sale investment		(230)	—	—
Purchase of property, plant and equipment		(1,702)	(529)	(102)
Proceeds from disposal of property, plant and equipment		56	29	12
Proceeds from/(investment in) restricted deposits held with banks		76	(2,935)	—
Acquisition of cash and cash equivalent in subsidiary		263	—	—
Purchase of intangible film rights and content rights		(211,253)	(276,216)	(163,150)
Purchase of other intangible assets		(1,500)	(1,322)	(112)
Interest received		2,935	4,198	2,332
Net cash used in investing activities		$(211,355)	$(279,240)	$(161,020)

Cash flows from financing activities
Proceeds from issue of share capital, net of transaction costs		$5,414	$110,027	$50,608
Proceeds from issue of shares by subsidiary		137	1,477	150
Proceeds from issue out of treasury shares		6,294	888	—
Proceeds from/(repayment of) short term debt with maturity less than three months (net)		1,918	(2,983)	—
Proceeds from short term debt		79,695	69,815	10,474
Repayment of short term debt		(72,746)	(65,296)	—
Proceeds from long term debt, net of transaction costs of $139 (2015: $1,909,2014: $Nil)		13,847	91,206	29,830
Repayment of long term debt		(26,962)	(27,573)	(21,665)
Net cash generated from financing activities		$7,597	$177,561	$69,397

Net increase in cash and cash equivalents		30,841	16,276	40,909

Effects of exchange rate changes on cash and cash equivalents		(1,731)	(8,061)	(3,102)
Cash and cash equivalents at beginning of year		153,664	145,449	107,642
Cash and cash equivalents at the end of year		$182,774	$153,664	$145,449

During the year ended March 31, 2016, the Company's subsidiary, Eros International Media Limited, issued 900,970 equity shares as consideration for the acquisition of Universal Power Systems Private Limited (“Techzone”). See Note 4 for details.

The accompanying notes form an integral part of these financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH 31, 2016

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale investments	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC	Non- controlling interest	Total equity
	(in thousands)
Balance as of April 1, 2015	$30,622	$345,385	$(50,048)	$6,622	$1,528	$(1,983)	$(22,752)	$63,238	$349,196	$(24,474)	$697,334	$58,721	$756,055

Profit for the year	—	—	—	—	—	—	—	—	3,797	—	3,797	9,491	13,288

Other comprehensive income/(loss) for the year	—	—	(10,561)	—	328	804	—	—	—	—	(9,429)	(2,361)	(11,790)

Total comprehensive income/(loss) for the year	—	—	(10,561)	—	328	804	—	—	3,797	—	(5,632)	7,130	1,498

Issue of shares, net of transaction costs of Nil (refer Note 25)	153	5,302	—	—	—	—	—	—	—		5,455	—	5,455

Share based compensation	18	7,191	—	—	—	—	—	—	23,324	—	30,533	459	30,992

Issue out of Treasury Shares (Refer Note 27)	—	(1,013)	—	—	—	—	—	—	—	7,307	6,294	—	6,294

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	6,348	—	—	6,348	2,452	8,800

Balance as of March 31, 2016	$30,793	$356,865	$(60,609)	$6,622	$1,856	$(1,179)	$(22,752)	$69,586	$376,317	$(17,167)	$740,332	$68,762	$809,094

The accompanying notes form an integral part of these financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH 31, 2015

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale investments	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC	Non- controlling interest	Total equity
	(in thousands)

Balance as of April 1, 2014	$26,322	$223,333	$(43,858)	$5,802	$1,528	$(2,787)	$(22,752)	$62,203	$303,405	$(25,505)	$527,691	$50,350	$578,041

Profit for the year	—	—	—	—	—	—	—	—	40,344	—	40,344	8,986	49,330

Other comprehensive income/(loss) for the year	—	—	(6,190)	820	—	804	—	—	—	—	(4,566)	(1,057)	(5,623)

Total comprehensive income/(loss) for the year	—	—	(6,190)	820	—	804	—	—	40,344	—	35,778	7,929	43,707

Issue of shares, net of transaction costs of $6,057 (refer Note 25)	4,026	106,001	—	—	—	—	—	—	—	—	110,027	—	110,027

Issue out of treasury shares (refer Note 27)	—	(143)	—	—	—	—	—	—	—	1,031	888	—	888

Share based compensation	274	16,194	—	—	—	—	—	—	5,447	—	21,915	—	21,915

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	1,035	—	—	1,035	442	1,477

Balance as of March 31, 2015	$30,622	$345,385	$(50,048)	$6,622	$1,528	$(1,983)	$(22,752)	$63,238	$349,196	$(24,474)	$697,334	$58,721	$756,055

The accompanying notes form an integral part of these financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH 31, 2014

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale investments	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC	Non- controlling interest	Total equity
	(in thousands)
Balance as of April 1, 2013	$22,653	$159,547	$(32,742)	$5,802	$1,528	$(4,020)	$(22,752)	$62,097	$271,970	$(25,505)	$438,578	$47,598	$486,176

Profit for the year	—	—	—	—	—	—	—	—	29,861	—	29,861	7,283	37,144

Other comprehensive income/(loss) for the year	—	—	(11,116)	—	—	1,233	—	—	—	—	(9,883)	(4,590)	(14,473)

Total comprehensive income/(loss) for the year	—	—	(11,116)	—	—	1,233	—	—	29,861	—	19,978	2,693	22,671

Issue of shares	3,437	47,171	—	—	—	—	—	—	—	—	50,608	—	50,608

Dividend paid by a subsidiary	—	—	—	—	—	—	—	—	—	—	—	15	15

Share based compensation	232	16,615	—	—	—	—	—	—	1,574	—	18,421	—	18,421

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	106	—	—	106	44	150

Balance as of March 31, 2014	$26,322	$223,333	$(43,858)	$5,802	$1,528	$(2,787)	$(22,752)	$62,203	$303,405	$(25,505)	$527,691	$50,350	$578,041

The accompanying notes form an integral part of these financial statements.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	NATURE OF OPERATIONS, GENERAL INFORMATION AND BASIS OF PREPARATION

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

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board. The financial statements have been prepared on accrual basis and under the historical cost convention on a going concern basis, with the exception of revaluation of certain properties and certain financial instruments that have been measured at fair value as required by relevant IFRSs.

The Group’s accounting policies as set out below have been applied consistently throughout the Group to all the periods presented, unless otherwise stated. The financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which these entities operate (i.e the functional currency). The consolidated financial statements are presented in US Dollars (USD) which is the presentation currency of the Company and has been rounded off to the nearest thousands.

The financial statements for the year ended March 31, 2016 were approved by the Eros Board of Directors and authorized for issue on July 26, 2016.

2	GOING CONCERN

The Group meets its day to day working capital requirements and funds its investment in content primarily through a variety of banking arrangements and cash generated from operations. Under the terms of such banking arrangements the Group is able to draw down in the local currencies of its operating businesses. The net foreign currency monetary assets and liabilities position at March 31, 2016 and 2015 are shown in Note 30.

The borrowings (as set out in Note 23) are subject to individual covenants which vary but include provisions such as a fixed charge over certain assets, total available facilities against statement of financial position value, net debt against earnings before interest, income, tax expense, depreciation, certain impairments and amortization (“EBITDA”), certain financial ratios (such as a leverage ratio and fixed cover ratio), and a negative pledge that restricts the Group’s ability to incur liens, security interests or similar encumbrances or arrangements on its assets. The Group is cash generating before capital expenditures and is in full compliance with the covenants contained in its existing debt facilities.

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

The significant accounting policies that have been used in the preparation of these consolidated financial statements are summarized below. Financial statements are subject to the application of significant accounting estimates and judgments. These are summarized in Note 36.

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

Business combinations are accounted for under the purchase method. The purchase method involves the recognition at fair value of all identifiable assets and liabilities, including contingent liabilities of the subsidiary, at the acquisition date, regardless of whether or not they were recorded in the financial statements of the subsidiary prior to acquisition. On initial recognition, the assets and liabilities of the subsidiary are included in the consolidated statement of financial position at their fair values, which are also used as the bases for subsequent measurement in accordance with the Group accounting policies. Transaction costs that the company incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. Goodwill is stated after separating out identifiable intangible assets. Goodwill represents the excess of acquisition cost over the fair value of the Group’s share of the identifiable net assets of the acquired subsidiary at the date of acquisition.

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following additional criteria apply in respect of various revenue streams within filmed entertainment:

•	Theatrical — Contracted minimum guarantees are recognized on the theatrical release date. The Group’s share of box office receipts in excess of the minimum guarantee is recognized at the point they are notified to the Group.
•	Television — License fees received in advance which do not meet all the above criteria are included in deferred income until the above criteria is met.
•	Other — DVD, CD and video distribution revenue is recognized on the date the product is delivered or if licensed in line with the above criteria. Provision is made for physical returns where applicable. Digital and ancillary media revenues are recognized at the earlier of when the content is accessed or declared. Visual effects, production and other fees for services rendered by the Group and overhead recharges are recognized in the period in which they are earned and in certain cases, the stage of production is used to determine the proportion recognized in the period.

3.5.	Goodwill

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

Content

Investments in films and associated rights, including acquired rights and distribution advances in respect of completed films, are stated at cost less amortization less provision for impairment. Costs include production costs, overhead and capitalized interest costs net of any amounts received from third party investors. A charge is made to write down the cost of completed rights over the estimated useful lives, writing off more in year one which recognizes initial income flows and then the balance over a period of up to nine years, except where the asset is not yet available for exploitation. The average life of the assets is the lesser of 10 years or the remaining life of the content rights. The amortization charge is recognized in the income statement within cost of sales. The determination of useful life is based upon Management’s judgment and includes assumptions on the timing and future estimated revenues to be generated by these assets, which are summarized in Note 36.3.

Others

Other intangible assets, which comprise internally generated and acquired software used within the Group’s digital, home entertainment and internal accounting activities, are stated at cost less amortization less provision for impairment. A charge is made to write down the cost of completed rights over the estimated useful lives except where the asset is not yet available for exploitation. The average life of the assets is the lesser of 3 years or the remaining life of the asset. The amortization charge is recognized in the income statement within administrative expenses as stated below

	Life of asset	Rate of amortization % straight line per annum
Internally generated assets	3 years	33
Other applications	3 - 6 years	17 - 33

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Film and content rights are stated at the lower of unamortized cost and estimated recoverable amounts. In accordance with IAS 36 Impairment of Assets, film content costs are assessed for indication of impairment on a library basis as the nature of the Group’s business, the contracts it has in place and the markets it operates in do not yet make an ongoing individual film evaluation feasible with reasonable certainty. Impairment losses on content advances are recognized when film production does not seem viable and refund of the advance is not probable.

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Depreciation is provided to write off the cost of all property, plant and equipment to their residual value as stated below:

	Life of Asset	Rate of depreciation % straight line per annum
Freehold Building	10 years	2-10
Furniture & Fixtures and Equipment	5 years	15-20
Vehicles and Plant & Machinery	3-5 years	20-30

Material residual value estimates are updated as required, but at least annually, whether or not the asset is revalued.

Advance paid towards the acquisition or improvement of property and equipment not ready for use before the reporting date are disclosed as capital work in progress.

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

3.23.   Earnings per share

Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by considering the impact of the potential issuance of ordinary shares, using the treasury stock method, on the weighted average number of shares outstanding during the period except where the results would be anti-dilutive.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.24.	Equity

Equity comprises the following components:

•	Share capital – this represents the nominal value of equity shares;
•	Share premium – this represents the excess over nominal value of the fair value of consideration received for equity shares, net of expenses of the share issue;
•	Joint Share Ownership Reserve – this represents the cost of shares of Eros held by the JSOP trust, consolidated as a part of the Group and treated as treasury shares; and
•	Non-Controlling Interests – this represents amounts attributable to non-controlling interests as a result of their interests in subsidiary undertakings.

Other components of equity, which comprises of the following components:

•	Currency translation reserve – this represents the differences arising from translation of investments in overseas subsidiaries;
•	Available-for-sale investments – this represents fair value movement net of impairment loss, if any, recognized since the date of acquisition of investments;
•	Revaluation reserve – this represents the fair value movement of land and buildings measured on a fair value basis; and
•	Hedging reserve – this represents effective portion of change in fair value of derivative instruments designated in a cash flow hedge relationship.

Reserves, which comprises of the following components:

•	Reverse acquisition reserve – this represents the difference between the required total of the Group’s equity instruments and the reported equity of the legal parent;
•	Merger reserve – this represents the gain/loss recognized as a result of a change in parent undertakings ownership interest in a subsidiary undertaking without loss of control; and
•	Retained earnings – this represents undistributed earnings of the Group.

4.	ACQUISITION

On August 1, 2015, Eros’ subsidiary Eros International Media Limited (“EIML”) acquired 100% of the shares and voting interests in Techzone. The Company expects that this acquisition will enable the Group to utilize Techzone’s billing integration and distribution across major telecom operators in India and will complement its existing Eros Now service.

In accordance with the terms of the agreement between the parties, EIML issued 900,970 equity shares to the shareholders of Techzone at an acquisition date fair value of INR 586 ($9.16) per share, calculated on the basis of traded share price of EIML on the date of acquisition. EIML has made an advance of $2.5 million to Techzone prior to the acquisition to provide working capital.

Acquisition related cost of $106,300 has been included in “Administrative cost” in the consolidated statements of income.

Pending completion of valuation of assets, including intangible assets, the purchase price has been allocated on a preliminary basis to net assets based on initial estimates. As a result, values attributed to specified assets and liabilities including goodwill and other intangible assets may change. Finalization of the purchase price allocation is expected to be completed by July 31, 2016.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the preliminary allocation of the purchase price:

As at August 1, 2015
(in thousands)

Current assets
Cash	$263
Trade and other receivables	4,866
Non-current assets
Deferred tax assets	134
Property, plant and equipment	584
Purchase price pending allocation	5,751
Other non-current assets	2,585
Current liabilities
Trade and other payables	(3,338)
Short-term borrowings	(1,490)
Non-Current borrowings
Long-term borrowings	(992)
Other long term liabilities	(112)

The trade receivables comprise gross contractual amounts due of $2.6 million and the Company, based on its best estimate at the acquisition date, expects to collect the entire amount.

Impact of the acquisition on the results of the Company

The acquisition of Techzone contributed $4.3 million to the Company’s consolidated revenue and a loss of $0.2 million to the Company’s profit for the year ended March 31, 2016.

Had the acquisition occurred on 1 April 2015, consolidated revenue and profit after tax for the year would have been $278.7 million and $13.4 million respectively.

5	BUSINESS SEGMENTAL DATA

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

Revenues are presented based on the region of domicile and by customer location:

	Year ended March 31
	2016	2015	2014
	(in thousands)
Revenue by region of domicile of Group’s operation
India	$159,855	$110,015	$125,062
Europe	34,209	29,528	21,152
North America	14,622	10,014	13,622
Rest of the world	65,742	134,618	75,634
Total Revenue	$274,428	$284,175	$235,470

Revenue of $35,869,000 (2015: $80,267,000 and 2014: $54,466,000) from the United Arab Emirates is included within Rest of the world and revenue of $34,209,000 (2015: $29,528,000 and 2014: $20,996,000) from the United Kingdom is included under Europe in the above table.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year ended March 31
	2016	2015	2014
	(in thousands)
Revenue by region of domicile of customer’s location
India	$158,843	$109,513	$117,647
Europe	24,367	27,146	22,245
North America	19,865	19,052	14,017
Rest of the world	71,353	128,464	81,561
Total Revenue	$274,428	$284,175	$235,470

Revenue of $61,546,000 (2015: $103,786,000 and 2014: $45,636,000) from the United Arab Emirates is included within Rest of the world and revenue of $22,755,000 (2015: $26,426,000 and 2014: $14,975,000) from United Kingdom is included under Europe in the above table.

For the year ended March 31, 2016, March 31, 2015 and March 31, 2014, no customers accounted for more than 10% of the Group’s total revenues. In each year no revenue arose in the Isle of Man.

	India	North America	Europe	Rest of the World
	(in thousands)
Assets
As of March 31, 2016	$350,078	$22	$30,694	$449,882
As of March 31, 2015	$281,019	$653	$24,224	$440,672

Segment assets of $371,955,000 (2015: $330,719,000) in the United Arab Emirates is included under Rest of the world and segment assets of $30,694,000 (2015: $24,224,000) in the United Kingdom is included under Europe in the above table. In each year, there were no segment assets in the Isle of Man.

6	PERSONNEL COSTS

	Year ended March 31
	2016	2015	2014
	(in thousands)
Salaries	$14,616	$11,092	$10,413
Social security and other employment charges	771	687	1,116
Salaries and other charges	15,387	11,779	11,529
Share based compensation	30,992	21,915	18,421
Pension charges	35	34	66
	$46,414	$33,728	$30,016

	Year ended March 31
Key Management Compensation	2016	2015	2014
	(in thousands)
Salaries	$5,250	$4,724	$4,753
Share based compensation	20,916	17,942	15,796
Pension charges	35	34	39
	$26,201	$22,700	$20,588

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	PROFIT FOR THE YEAR

Profit for the year is arrived at after the following are charged to the income statement:

	Year ended March 31
	2016	2015	2014
	(in thousands)
Depreciation of property, plant and equipment	$1,154	$1,089	$789
Amortization of other intangible assets	1,131	608	578
Amortization of film and content rights	128,303	117,254	99,620
Operating lease rentals	1,965	1,356	973

8	NET FINANCE COSTS

	Year ended March 31
	2016	2015	2014
	(in thousands)
Interest on borrowings	$22,644	$20,858	$17,382
Reclassification of cash flow hedge to income statement	804	804	1,233
Total interest expense for financial liabilities not classified at fair value through profit or loss	23.448	21,662	18,615
Capitalized interest on filmed content	(9,729)	(10,871)	(8,705)
Total finance costs	13,719	10,791	9,910
Less: Interest income
Bank deposits	(5,709)	(4,930)	(2,393)
Total finance income	(5,709)	(4,930)	(2,393)

	$8,010	$5,861	$7,517

For the year ended March 31, 2016, the capitalization rate of interest was 6.9% (2015: 5.9%and 2014: 7.4%).

9	OTHER LOSSES

	Year ended March 31
	2016	2015	2014
	(in thousands)
(Gains)/losses on disposal of property, plant and equipment	$(3)	$(9)	$7
Net foreign exchange losses/(gains)	73	1,323	(646)
Net loss/(gain) on held for trading financial liabilities	3,566	7,801	(5,177)
Transaction costs relating to equity transactions	—	61	8,169
Impairment loss on available-for-sale financial assets	—	1,307	—
	$3,636	$10,483	$2,353

The net loss on held for trading financial liabilities in the years ended March 31, 2016, 2015 and 2014 principally relate to derivative instruments not designated in a hedging relationship.

In the year ended March 31, 2015, the Company incurred $6,118,000 towards the issue of ‘A’ ordinary shares in a follow-on offering on the NYSE and sale of certain existing shares. In the year ended March 31, 2014, the Company incurred $13,583,000 towards the issue and listing of the ‘A’ ordinary shares of the Company on the NYSE and contemporaneous delisting on AIM. As the transaction costs incurred relate to more than one transaction, the Company allocated these costs in proportion to the number of existing shares listed on NYSE and the number of shares newly issued. Transaction costs of $Nil (2015: $61,000, 2014: 8,169,000) attributed towards sale/listing of existing shares are recorded in profit or loss and as a result, $Nil (2015: $6,057,000, 2014: 5,414,000) was recorded in equity.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10	INCOME TAX EXPENSE

	Year ended March 31
	2016	2015	2014
	(in thousands)
Current tax expense	$8,161	$7,472	$6,487
Origination and reversal of temporary differences	4,550	5,706	6,356
Provision for income taxes	$12,711	$13,178	$12,843

Reconciliation of tax charge

	Year ended March 31
	2016	2015	2014
	(in thousands)
Profit before tax	$25,999	$62,508	$49,987
Income tax expense at tax rates applicable to individual entities	10,785	10,827	10,543
Tax effect of:
Changes in tax rates on temporary differences brought forward	718	—	1,497
Items not deductible for tax	1,131	1,953	741
Others	77	398	62
Income tax expense	$12,711	$13,178	$12,843

11	DEFERRED TAX ASSETS AND LIABILITIES

Changes in deferred tax assets and liabilities

	Year ended March 31, 2016
	Opening Balance	Additions due to acquisition during the year	Recognized in income statement	Recognized in other comprehensive income	Exchange Difference	Closing Balance
	(in thousands)
Deferred tax assets:
Minimum alternate tax carry-forward	$14,246	$—	$821	$—	$(897)	$14,170
Property, plant and equipment	151	86	(177)	—	(3)	57
Others	768	48	86	—	(68)	834
Total deferred tax asset	$15,165	$134	$730	$—	$(968)	$15,061
Deferred tax liabilities
Property, plant and equipment	(240)	—	(11)	(1,010)	14	(1,247)
Intangible assets	(41,753)	—	(5,363)	—	2,641	(44,475)
Others	(107)	—	94	—	(1)	(14)
Total deferred tax liability	$(42,100)	$—	$(5,280)	$(1,010)	$2,654	$(45,736)

Net deferred tax (liability) / asset	$(26,935)	$134	$(4,550)	$(1,010)	$1,686	$(30,675)
As at March 31, 2016
Deferred tax asset						$167
Deferred tax liability						$(30,842)

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year ended March 31, 2015
	Opening Balance	Recognized in income statement	Exchange Difference	Closing Balance
	(in thousands)
Deferred tax assets:
Minimum alternate tax carry-forward	$11,681	$3,045	$(480)	$14,246
Property, plant and equipment	77	74	—	151
Others	1,880	(1,114)	2	768
Total deferred tax asset	$13,638	$2,005	$(478)	$15,165
Deferred tax liabilities
Property, plant and equipment	$(311)	$61	$10	$(240)
Intangible assets	(35,457)	(7,728)	1,432	(41,753)
Others	(53)	(44)	(10)	(107)
Total deferred tax liability	$(35,821)	$(7,711)	$1,432	$(42,100)

Net deferred tax (liability) / asset	$(22,183)	$(5,706)	$954	$(26,935)
As at March 31, 2015
Deferred tax asset				$151
Deferred tax liability				$(27,086)

	Year ended March 31, 2014
	Opening Balance	Recognized in income statement	Exchange Difference	Closing Balance
	(in thousands)
Deferred tax assets:
Business loss carry forwards	$383	$(343)	$(40)	$—
Expenses deductible in future years	17	(19)	2	—
Minimum alternate tax carry- forward	9,661	2,186	(166)	11,681
Property, plant and equipment	122	(45)	—	77
Others	1,879	145	(144)	1,880
Total deferred tax asset	$12,062	$1,924	$(348)	$13,638
Deferred tax liabilities
Property, plant and equipment	$(310)	$(25)	$24	$(311)
Intangible assets	(29,969)	(8,308)	2,820	(35,457)
Others	(53)	53	(53)	(53)
Total deferred tax liability	$(30,332)	$(8,280)	$2,791	$(35,821)

Net deferred tax asset / (liability)	$(18,270)	$(6,356)	$2,443	$(22,183)
As at March 31, 2014
Deferred tax asset				$77
Deferred tax liability				$(22,260)

Deferred tax is calculated in full on all temporary differences under the liability method using the local tax rate of the country in which the timing difference occurs.

Deferred tax assets have been recognized on the basis that there is sufficient certainty of profitability to utilize the available losses and tax credits. Deferred tax liabilities to the extent of $34,400,000 (2015: $33,900,000) have not been provided on the undistributed earnings of subsidiaries as Eros is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Eros International Media Limited is liable to pay Minimum Alternate Tax (“MAT”) under the Indian Income tax laws. The tax paid under MAT provisions can be carried forward and set-off against future income tax liabilities computed under normal tax provisions within a period of ten years, and has been treated as a deferred tax asset.

Except for $1,009,773 (2015: Nil, 2014: Nil) relating to tax on revaluation of freehold building, no amount has been recognized in other comprehensive income. No amounts relating to tax have been recognized directly in equity.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12	EARNINGS PER SHARE

	2016		2015		2014
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in thousands, except number of shares and earnings per share)
Earnings
Earnings attributable to the equity holders of the parent	$3,797	$3,797	$40,344	$40,344	$29,861	$29,861
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(732)	—	(531)	—	(141)
Adjusted earnings attributable to equity holders of the parent	$3,797	$3,065	$40,344	$39,813	$29,861	$29,720
Number of shares
Weighted average number of shares	57,731,839	57,731,839	54,277,849	54,277,849	45,590,242	45,590,242
Potential dilutive effect related to share based compensation scheme	—	1,304,185	—	690,902	—	16,525
Adjusted weighted average number of shares	57,731,839	59,036,024	54,277,849	54,968,751	45,590,242	45,606,767
Earnings per share
Earnings attributable to the equity holders of the parent per share (cents)	6.6	5.2	74.3	72.4	65.5	65.2

The above table does not split the earnings per share separately for the ‘A’ ordinary 30p shares and the ‘B’ ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings. All share and per share data provided herein gives effect to the three-for-one stock split conversion that occurred in November 2013, retroactively.

The Company excludes options with exercise prices that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive. In the year ended March 31, 2016, 602,500 shares were not included in diluted earnings per share (2015: 630,000, 2014: Nil).

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13	PROPERTY, PLANT AND EQUIPMENT

	Year ended March 31, 2016
	Land and Building	Furniture, Fittings and Equipment	Vehicles	Plant and Machinery	Total
	(in thousands)
Opening net carrying amount	$8,292	$386	$281	$313	$9,272
Exchange difference	(518)	(15)	(22)	(17)	(572)
Revaluation	1,410	—	—	—	1,410
Additions on account of acquisition of Techzone	—	66	168	350	584
Others	—	118	199	286	603
Disposals	—	—	(119)	—	(119)
Adjustment of depreciation on disposal	—	—	42	—	42
Depreciation charge	(416)	(148)	(150)	(440)	(1,154)
Balance as at March 31, 2016	$8,768	$407	$399	$492	$10,066
Capital work-in-progress					620
Net carrying value as at March 31, 2016					10,686

	As at March 31, 2016
	(in thousands)
Cost or valuation	$11,749	$1,772	$1,081	$3,554	$18,156
Accumulated depreciation	(2,981)	(1,365)	(682)	(3,062)	(8,090)
Net carrying amount	$8,768	$407	$399	$492	$10,066
Capital work-in-progress					620
Net carrying value as at March 31, 2016					10,686

	Year ended March 31, 2015
	Land and Building	Furniture, Fittings and Equipment	Vehicles	Plant and Machinery	Total
	(in thousands)
Opening net carrying amount	$8,978	$583	$207	$398	$10,166
Exchange difference	(269)	(17)	(9)	(11)	(306)
Additions	—	52	228	241	521
Disposals	—	(1)	(242)	(6)	(249)
Adjustment of depreciation on disposal	—	1	222	6	229
Depreciation charge	(417)	(232)	(125)	(315)	(1,089)
Closing net carrying amount	$8,292	$386	$281	$313	$9,272

	As at March 31, 2015
	(in thousands)
Cost or valuation	$10,934	$1,651	$893	$3,094	$16,572
Accumulated depreciation	(2,642)	(1,265)	(612)	(2,781)	(7,300)
Net carrying amount	$8,292	$386	$281	$313	$9,272

Property, Plant and Equipment with a net carrying amount of $10,118,000 (2015: $9,184,000) have been pledged to secure borrowings (see Note 23).

Land and buildings were revalued as at March 31, 2016 by independent valuers on the basis of market value. Fair values were estimated based on recent market transactions, which were then adjusted for specific conditions relating to the land and buildings. As at March 31, 2016, had land and buildings of the Group been carried at historical cost less accumulated depreciation, their carrying amount would have been $5,726,000 (2015: $6,309,000)

Capital work-in-progress of $620,000 (2015: Nil) primarily related to leasehold improvement cost in Company’s leased premises.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14	GOODWILL AND TRADE NAME

	Goodwill	Trade Name
	(in thousands)
Balance as at March 31, 2016	$1,878	$14,000
Balance as at March 31, 2015	$1,878	$14,000

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

As of March 31, 2016, for assessing impairment of goodwill, value in use is determined using discounted cash flow method. The estimated cash flows for a period of four years were developed using internal forecasts, extrapolated for the fifth year, and a pre-tax discount rate of 17.8% and terminal growth rate of 4%.

As of March 31, 2016, for assessing the impairment of the trade name, value in use is determined using the relief from royalty method based on a Royalty rate of 3% on the estimated total revenue for a period of four years, extrapolated for the fifth year, and, a pre-tax discount rate of 21.7% and terminal growth rate of 4%.

Management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

15	INTANGIBLE CONTENT ASSETS

	Gross Content Assets	Accumulated Amortization	Content Assets
	(in thousands)
As at March 31, 2016
Film and content rights	$1,158,737	$(652,651)	$506,086
Content advances	284,817	—	284,817
Film productions	4,236	—	4,236
Non-current content assets	$1,447,790	$(652,651)	$795,139

As at March 31, 2015
Film and content rights	$1,027,878	$(548,920)	$478,958
Content advances	236,285	—	236,285
Film productions	3,971	—	3,971
Non-current content assets	$1,268,134	$(548,920)	$719,214

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Changes in the content assets are as follows:

	Year ended March 31
	2016	2015
	(in thousands)
Film productions
Opening balance	$3,971	$—
Additions	3,887	—
Exchange difference	(231)	(15)
Transfer from/(to) other content assets	(3,391)	3,986
Closing balance	$4,236	$3,971

Content advances
Opening balance	$236,285	$180,022
Additions (net of impairment loss of $2,545 (2015: $3,431))	217,621	267,940
Exchange difference	(7,588)	(3,508)
Transfer (to)/from film productions	—	(3,986)
Transfer to film and content rights	(161,501)	(204,183)
Closing balance	$284,817	$236,285

Film and content rights
Opening balance	$4,78,958	$397,682
Amortization	(128,303)	(117,254)
Exchange difference	(9,461)	(5,653)
Transfer from other content assets	164,892	204,183
Closing balance	$506,086	$478,958

Impairment loss on content advances relate to amounts advanced, to the extent not considered recoverable, for prospective film productions that are not being developed further or not considered viable.

Film and content rights with a carrying amount of $207,412,000 (2015: $266,372,000) have been pledged to secure borrowings (see Note 23).

16	OTHER INTANGIBLE ASSETS

Other intangibles comprise of internally generated software used within the Group’s digital and home entertainment activities.

The changes in other intangible assets are as follows:

	Year ended March 31, 2016
	(in thousands)
	Internally Generated Assets	Other applications	Total
Opening net carrying amount as on March 31, 2015	$1,581	$623	$2,204
Exchange difference	—	(27)	(27)
Additions	1,500	—	1,500
Amortization charge	(896)	(235)	(1,131)
Closing net carrying amount as on March 31, 2016	$2,185	$361	$2,546

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	As at March 31, 2016
	(in thousands)

Cost or valuation as on March 31, 2016	$3,854	$1,839	$5,693
Accumulated amortization	(1,669)	(1,478)	(3,147)
Net carrying amount as on March 31, 2016	$2,185	$361	$2,546

	Year ended March 31, 2015
	(in thousands)
	Internally Generated Assets	Other applications	Total
Opening net carrying amount as on March 31, 2014	$589	$926	$1,515
Exchange difference	—	(23)	(23)
Additions	1,221	99	1,320
Disposals	—	(869)	(869)
Adjustment of amortization on disposal	—	869	869
Amortization charge	(229)	(379)	(608)
Closing net carrying amount as on March 31, 2015	$1,581	$623	$2,204

	As at March 31, 2015
	(in thousands)

Cost or valuation as on March 31, 2015	$2,354	$1,866	$4,220
Accumulated amortization	(773)	(1,243)	(2,016)
Net carrying amount as on March 31, 2015	$1,581	$623	$2,204

Other intangible assets with a carrying amount of $375,000 (2015: $89,000) have been pledged to secure borrowings (see Note 23).

17	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As at March 31
	2016	2015
	(in thousands)
Valuable Technologies Limited	$11,097	$11,097
LMB Holdings Limited	16,800	16,800
Valuable Innovations Private Limited	2,020	2,020
Culture Trip	230	—
	$30,147	$29,917

Eros acquired an interest in Valuable Technologies Limited (“Valuable”) in the year ended March 31, 2009. Valuable manages and operates a number of companies within media and entertainment, technology and infrastructure. These companies include UFO Moviez, the leading provider of Digital projection solutions for cinemas in India, Boxtech which is involved with digital movie rentals, and Impact whose business is theatrical ticketing and sales data. As at March 31, 2016, Eros owns 7.21% of Valuable’s equity. In the year ended March 31, 2016, due to the range of potential outcomes in valuing Valuable, the Board was unable to give, with reasonable certainty, a fair value in the absence of detailed financial and/or valuation related information. Management has therefore held it at cost which equates to the fair value recognized in the year ended March 31, 2012.

Acacia Investments Holdings Limited (“Acacia”) is a dormant holding company and owns 24% of L.M.B Holdings Limited (“LMB”) which through its subsidiaries operates satellite television channels, such as B4U Music, B4U Movies and the Movie House Channel. As of March 31, 2016 and prior, the Group had no Board representation, no involvement in policy decision making, did not provide input in respect of technical know-how and had no material contract with LMB or its subsidiaries nor did they have the power to exert significant influence. As a result Management has historically concluded, throughout the ownership of the investment, that they did not exert any significant influence over LMB. Due to the range of potential outcomes in valuing LMB, the Board was unable to give, with reasonable certainty, a fair value. Management has therefore held it at cost which equates to the fair value recognized in the year ended March 31, 2012.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In April 2010, Eros acquired a 1.27% interest in Valuable Innovations Private Limited (“Valuable Innovations”) at a total cost of $2,020,000.  An entity related to Valuable Technologies, Valuable Innovations houses new technology and patents of the Valuable group entities and develops related products.  In the year ended March 31, 2016, due to the range of potential outcomes in valuing Valuable Innovations Private Limited, the Board was unable to give, with reasonable certainty, a fair value in the absence of detailed financial and/or valuation related information. Management has therefore held it at cost.

In July 2015, Eros acquired a 2% stake in The Cultural Trip (‘‘TCT’’), a website which is a global platform for local culture, showcasing the best art, culture, food and travel for every country in the world. The acquisition of stake in TCT has been classified as Available-for-sale investment and has been recognized at the transaction price of $230,050. Subsequently, on June 3, 2016 this investment was sold at a price of $287,781.

Investments in these unquoted equity instruments are not held for trading. Instead, they are held for medium or long-term strategic purpose.

18	INVENTORIES

	As at March 31
	2016	2015
	(in thousands)
Goods for resale	$287	$475
	$287	$475

During the year ended March 31, 2016, inventory of $354,000 (2015: $776,000) was recognized in the income statement as an expense. In each year none of the expense was as a result of the write down of inventories. Inventories with a carrying amount of $593,000 (2015: $316,000) have been pledged as security for certain of the Group’s borrowings (see Note 23).

19	TRADE AND OTHER RECEIVABLES

	As at March 31
	2016	2015
	(in thousands)
Trade accounts receivables	$169,413	$198,066
Trade accounts receivables reserve	(130)	(250)
Trade accounts receivables net	$169,283	$197,816

Other receivables	18,493	14,273
Prepaid charges	1,071	1,573
Unbilled revenue	9,035	1,706
Trade and other receivables	$197,882	$215,368

Current Trade and other receivables	188,361	209,676
Non-Current Trade and other receivables	9,521	5,692
	$197,882	$215,368

The age of financial assets that are past due but not impaired were as follows:

	As at March 31
	2016	2015
	(in thousands)
Not more than three months	38,593	19,677
More than three months but not more than six months	41,448	4,620
More than six months but not more than one year	27,594	7,106
More than one year	2,882	5,906
	$110,517	$37,309

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company factored accounts receivable amounting to $39,026,540 (2015: $Nil) as of March 31, 2016. The cash proceeds from these arrangements are reflected as operating activities. The cost of factoring is immaterial.

During the year ended March 31, 2015, terms of certain trade and other receivables that were past due but not impaired had been renegotiated for commercial reasons. As at March 31, 2016, the carrying amounts of the such receivable was $1,268,625 (2015: $31,230,000).

The movements in the trade accounts receivables reserve are as follows:

	Year ended March 31
	2016	2015	2014
	(in thousands)
At April 1	$250	$469	$759
Provisions	1,315	3,963	2,166
Amounts written off	(1,435)	(4,182)	(2,456)
At March 31	$130	$250	$469

The carrying amount of trade accounts receivables and other receivables are considered a reasonable approximation of fair value. Trade and other receivables with a net carrying amount of $42,672,000 (2015: $35,958,000) have been pledged to secure borrowings (see Note 23).

20	TRADE AND OTHER PAYABLES

	As at March 31
	2016	2015
	(in thousands)
Trade accounts payable	$15,496	$10,679
Accruals and other payables	41,379	15,447
Value added taxes and other taxes payable	8,303	3,327
	$65,178	$29,453

The Group considers that the carrying amount of trade accounts payable, accruals and other payables approximate their fair value.

21	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and balance with banks. Cash and cash equivalents included in the statement of cash flows comprise the following amounts in the statement of financial position.

	As at March 31
	2016	2015
	(in thousands)
Cash at bank and in hand	$100,276	$6,596
Short term deposits with banks	82,498	147,069
	$182,774	$153,665

22	OPERATING LEASES

The Group leases various offices and warehouses under non-cancellable operating lease agreements. The minimum lease rentals to be paid under non-cancellable operating leases at March 31 were as follows:

	As at March 31
	2016	2015
	(in thousands)
Within one year	$647	$568
Within two to five years	1,376	1,081
	$2,023	$1,649

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23	BORROWINGS

An analysis of long-term borrowings is shown in the table below.

	Nominal		As at March 31
	Interest Rate	Maturity	2016	2015
			(in thousands)
Asset backed borrowings
Vehicle Loan	10 -12%	2017-21	$260	$147
Term Loan	BPLR+1.8 - 2.75%	2016-17	6,244	12,032
Term Loan	BPLR+2.75%	2017-18	1,579	2,974
Term Loan	BPLR+2.55 – 3.4%	2020-21	12,945	—
Term Loan	BPLR+2.85%	2019-20	7,932	10,808
			$28,960	$25,961
Unsecured borrowings
Retail bond	6.5%	2021-22	$71,901	$74,228
Revolving facility	LIBOR +1.90%- 2.90% and Mandatory Cost	2016-17	123,750	141,250
Other borrowings	10.5%	2021-22	6,933	8,013
			$202,584	$223,491

Nominal value of borrowings			$231,544	$249,452
Cumulative effect of unamortized costs			(2,109)	(2,940)
Installments due within one year			(136,805)	(28,239)
Long-term borrowings — at amortized cost			$92,630	$218,273

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

Analysis of short-term borrowings

	Nominal	As at March 31
	interest rate (%)	2016	2015
		(in thousands)
Asset backed borrowings
Export credit, bill discounting and overdraft	BPLR+1-3.5%	$20,716	$17,346
Export credit and overdraft	LIBOR+3.5%	26,586	25,144
		$47,302	$42,490
Unsecured borrowings
Commercial paper	10.0% 13.0%	1,511	25,668
Other short term loan	1.75% - 2.6%	32,871	—
Other short term loan	12.75%	786	—
Installments due within one year on long-term borrowings		136,805	28,239
Short-term borrowings - at amortized cost		$219,275	$96,397

Fair value of the long term borrowings as at March 31, 2016 is $195,924,000 (2015: $233,450,000). Fair values of long-term financial liabilities except retail bonds have been determined by calculating their present values at the reporting date, using fixed effective market interest rates available to the Companies within the Group. As at March 31, 2016, the fair value of retail bond amounting to $47,922,000 has been determined using quoted prices from the LSE. Carrying amount of short term borrowings approximates fair value.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24	DERIVATIVE FINANCIAL INSTRUMENTS

	As of March 31
	2016		2015
	Current	Non-current	Current	Non-current
	(in thousands)
Derivative assets	$—	$—	$—	$—
Derivative liabilities	$—	$(22,850)	$—	$(19,284)

The above interest rate derivative instruments are not designated in a hedging relationship. They are carried at fair value through profit or loss.

25	ISSUED SHARE CAPITAL

	Number of Shares	GBP
		(in thousands)
Authorized
Ordinary shares of 30p each at March 31, 2016 and March 31, 2015	83,333,333	25,000

	Number of Shares			USD
Allotted, called up and fully paid	A Ordinary 30p Shares	B Ordinary 30p Shares	Ordinary 10p Shares	(in thousands)
As at March 31, 2014	23,519,340	25,555,220	—	26,322
Issue of shares on July 15, 2014	6,675,000	—	—	3,434
Issue of shares on July 23, 2014	112,445	—	—	58
Issue of shares on September 9, 2014	36,000	—	—	18
Issue of shares on November 24, 2014	331,551	—	—	156
Issue of shares on November 25, 2014	668,449	—	—	315
Issue of shares on December 1, 2014	487,500	—	—	246
Issue of shares on January 16, 2015	18,600	—	—	9
Issue of shares on March 10, 2015	133,603	—	—	64
As at March 31, 2015	31,982,488	25,555,220	—	30,622
Issue of shares on July 16, 2015	300,000	—	—	138
Issue of shares on August 18, 2015	3,500	—	—	2
Issue of shares in February 2016	57,860	—	—	26
Issue of shares in March 2016	10,900	—	—	5
Transfer of B Ordinary to A Ordinary share	594,566	(594,566)	—	—

As at March 31, 2016	32,949,314	24,960,654		30,793

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On June 5, 2014, the Board of Directors had approved a grant of 525,000 ‘A’ ordinary share awards with a fair market value of $14.95 per share, to certain executive directors and members of senior management. These awards vest subject to certain share price conditions being met on or before May 31, 2015 and the employee remaining in service until May 31, 2015. On fulfillment of share price condition, 487,500 restricted shares were issued on December 1, 2014.  All these awards have since vested. As at March 31, 2016 except for 30,000 share awards, all shares have been issued.

Effective November 30, 2014, Eros India entered into an employment exit agreement with an employee pursuant to which the Board approved a grant of 18,600 ‘A’ ordinary share awards. The shares were issued on January 16, 2015 and recorded at $21.53 per share, the closing price at the effective date of the settlement agreement.

On March 10, 2015, the Company received $1,469,633 in respect of the exercise of 133,603 ‘A’ ordinary share options. These shares were issued on May 8, 2015.

On June 25, 2015, the Company received $5,400,000 in respect of an issue of 300,000 ‘A’ ordinary shares at $18.00 per share to a non-executive director. These shares were issued on July 16, 2015.

On June 9, 2015, 10,000 ‘A’ ordinary shares each were awarded to two non- executive directors and a consultant with par value exercise price and a fair market value of $21.34 per share. Subject to continued employment, these awards vest on June 9, 2016. These shares were issued on February 2, 2016 with restriction.

On October 21, 2014, 116,730 ‘A’ ordinary shares were awarded to certain employees with Nil value exercise price and a fair market value of $17.07 per share. These shares are restricted and vests equally over a period of three years. On various dates in February and March 2016, 34,760 shares were issued to employees.

As at March 31, 2016, none of the awards were forfeited.

Pursuant to the articles of association of the Company, B Ordinary shares held by permitted holders (will convert to A Ordinary shares upon being transferred to a person who is not a permitted holder. On December 1, 2015, a permitted holder of 594,566 B Ordinary shares transferred shares to a non-permitted holder leading to their conversion.

26	SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Year ended March 31
	2016	2015	2014
	(in thousands)
IPO India Plan	$1,736	$869	$499
JSOP Plan	2,696	1,603	1,075
Option award scheme 2012	1,610	1,824	—
2014 Share Plan	2,361	264	—
2015 Share Plan	932	60	—
Other share option awards	894	554	—
Management scheme (staff share grant)	20,763	16,741	16,847
	$30,992	$21,915	$18,421

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

On August 4, 2015, the Company’s Employee Benefit Trust entered into a Joint ownership deed (the “2015 JSOP deed”) with certain employees in respect of 380,000’A’ ordinary shares. These options were issued at a strike price of $24.00 and fair market value of $15.66. Subject to continued employment and market conditions set out in the 2015 JSOP deed, these options vest in May 2017.

The movement in the shares held by the JSOP Trust is given below:

	Year ended March 31
	2016	2015	2014
Shares held at the beginning of the period	1,919,460	2,000,164	2,000,164
Shares exercised/lapsed	(573,262)	(80,704)	—
Shares held at the end of the period	1,346,198	1,919,460	2,000,164

Employee Stock Option Plans

A summary of the general terms of the grants under stock option plans and stock awards are as follows:

Range of exercise prices
IPO India Plan	INR10 – 175
IPO Plan – June 2006	GBP 5.28
JSOP Plan	$11.00 – 24.00
Option award scheme 2012	$11.00
2014 Share Plan	$14.97– 18.50
2015 Share Plan	$7.40 – 33.12
Other share option awards	$18– $18.88

Employees covered under the stock option plans are granted an option to purchase shares of the Company at the respective exercise prices, subject to requirement of vesting conditions (generally service conditions). These options generally vest in tranches over a period of one to five years from the date of grant. Upon vesting, the employees can acquire one share for every option. The maximum contractual term for these stock option plans ranges between two to ten years.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The activity in these stock option plans is summarized below:

		Year ended March 31
		2016			2015			2014
	Name of Plan	Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	IPO India Plan	1,437,400	INR	52	1,397,682	INR	120	1,176,568	INR	112
Granted		966,009		10	691,961		10	300,000		150
Exercised		(180,920)		39	(534,084)		153	(51,850)		98
Forfeited and lapsed		(26,274)		10	(118,159)		147	(27,036)		175
Outstanding at the end of the year		2,196,215		35.17	1,437,400		52	1,397,682		120
Exercisable at the end of the year		632,566	INR	78.00	413,337	INR	82	646,474	INR	136

Outstanding at the beginning of the year	IPO Plan June 2006	62,438	GBP	5.28	62,438	GBP	5.28	62,438	GBP	5.28
Granted		—		—	—		—	—		—
Exercised		—-		—	—		—	—		—
Forfeited and lapsed		—-		—	—		—	—		—
Outstanding at the end of the year		62,438	GBP	5.28	62,438	GBP	5.28	62,438	GBP	5.28
Exercisable at the end of the year		62,438	GBP	5.28	62,438	GBP	5.28	62,438	GBP	5.28

Outstanding at the beginning of the year	JSOP Plan	1,723,657		$11.60	2,000,164		$11.00	2,000,164		$11.00
Granted		380,000		24.00	242,035		15.34	—		—
Exercised		(573,262)		11.00	(80,704)		11.00	—		—
Forfeited and lapsed		(290,900)		11.00	(437,838)		11.00	—		—
Outstanding at the end of the year		1,239,495		$14.98	1,723,657		$11.60	2,000,164		$11.00
Exercisable at the end of the year		617,450		$11.00	196,642		$11.00	—		—

Outstanding at the beginning of the year	Option award scheme 2012	674,045		11.00	—		—	—		—
Granted		—		$—	807,648		$11.00	—		—
Exercised		—		—	(133,603)		11.00	—		—
Forfeited and lapsed		—		—	—		—	—		—
Outstanding at the end of the year		674,045		$11.00	674,045		$11.00	—		—
Exercisable at the end of the year		224,682		11.00	—		—	—		—

Outstanding at the beginning of the year	2014 Share Plan	230,000		16.27	—		—	—		—
Granted		600,000		$18.40	230,000		$16.27	—		—
Exercised		—		—	—		—	—		—
Forfeited and lapsed		(56,251)		17.13	—		—	—		—
Outstanding at the end of the year		773,749		$17.86	230,000		$16.27	—		—
Exercisable at the end of the year		96,664		15.99	—		—	—		—

Outstanding at the beginning of the year	2015 Share Plan	200,000		17.46	—		—	—		—
Granted		105,000		$15.35	200,000		$17.46	—		—
Exercised		—		—	—		—	—		—
Forfeited and lapsed		(22,500)		19.17	—		—	—		—
Outstanding at the end of the year		282,500		$16.68	200,000		$17.46	—		—
Exercisable at the end of the year		72,708		16.90	—		—	—		—

Outstanding at the beginning of the year	Other share option awards	500,000		18.88	—		—	—		—
Granted		500,000		18.00	500,000		18.88
Exercised		—		—	—		—	—		—
Forfeited and lapsed		—		—	—		—	—		—
Outstanding at the end of the year		1,000,000		$18.44	500,000		$18.88	—		—
Exercisable at the end of the year		100,000		18.88	—		—	—		—

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information about outstanding stock options:

	Year ended March 31
	2016			2015			2014
Name of Plan	Weighted average remaining life (Years)	Weighted average exercise price		Weighted average remaining life (Years)	Weighted average exercise price		Weighted average remaining life (Years)	Weighted average exercise price
IPO India Plan	4.10	INR	35.0	2.90	INR	52	2.63	INR	120
IPO Plan June 2006	0.25	GBP	5.28	1.00	GBP	5.28	2.00	GBP	5.28
JSOP Plan	5.93		$14.98	7.30		$11.60	8.00		$11.00
Option award scheme 2012	5.83		$11.00	5.50		$11.00	—		—
2014 Share Plan	6.88		$17.86	6.47		$16.27	—		—
2015 Share Plan	5.91		$16.68	6.49		$17.46	—		—
Other share option awards	5.75		$18.44	6.00		$18.88	—		—

The following table summarizes information about inputs to the fair valuation model for options granted during the year:

	IPO India Plan	JSOP(4)	2014 Share plan	2015 Share plan
Expected volatility(1)(2)	35% - 75%	42%	40%	40% - 60%
Option life (Years)	5.00 - 7.00	10.00	4.50 - 5.25	10.00
Dividend yield	0%	0%	0%	0%
Risk free rate	7.74% - 8.50%	0.43% - 2.82%	0.67% - 1.70%	0.24% - 1.46%
Range of fair value of the granted options at the grant date(3)	INR 284 – 380	$15.66	$6.9 – 8.44	$2.7 - 13.10

(1)	The expected volatility in respect of the IPO India Plan is based on Eros International Media Limited’s historic volatility.
(2)	The expected volatility of all other options is based on the historic share price volatility of the Company over time periods comparable to the time from the grant date to the maturity dates of the options.
(3)	The fair value of options under the JSOP Plan was measured using a Monte-Carlo simulation models. Fair value of options granted under all other schemes is measured using a Black Scholes model.
(4)	Options under the JSOP Plan are subject to service and performance conditions as set out in the JSOP deed

Management Scheme (staff share grant)

On September 9, 2014, 36,000 ‘A’ ordinary shares were issued to certain independent directors at $15.97 per share based on the closing market price on June 5, 2014.

On October 21, 2014, 116,730 ‘A’ ordinary shares were awarded to certain employees with Nil value exercise price and a fair market value of $17.07 per share based on the closing market price on such date. These shares are restricted and vest over a period of three years on a pro-rata basis. 34,760 shares have since been issued.

On June 5, 2014, the Board of Directors approved a grant of 525,000 ‘A’ ordinary share awards with a fair market value of $14.95 per option, to certain executive directors and members of senior management. These awards vest subject to certain share price conditions being met on or before May 31, 2015 and the employee remaining in service until May 31, 2015. As at March 31, 2016 except for 30,000 share awards, all shares have been issued.

In June 2015, 300,000 ‘A’ ordinary shares awards were granted to the Group CFO with a fair market value of $21.34 per share. Subject to continued employment, these awards with nominal value exercise price vest annually in three tranches beginning June 9, 2016. As at March 31, 2016, these shares are yet to be issued.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Additionally, on June 9, 2015, the Board of Directors approved a grant of 580,000 ‘A’ ordinary shares to certain executive directors with a fair market value of $21.34 per shares subject to continued employment, these awards with Nil exercise price vest equally over a period of three years with the first 25% vesting six months from the grant date. The shares are yet to be issued as at March 31, 2016.

None of the above grants have been forfeited during the period. The charge for these grants have been accrued under ‘Management scheme’ (Staff share grant) and ‘2014 Share Plan’.

On September 4, 2015 the company entered in to an employment exit agreement with an employee pursuant to which the board approved a grant of 20,000 ‘A’ ordinary share awards with Nil exercise price and a fair market value of $33.66 per share. The shares are yet to be issued as at March 31, 2016.

On September 18, 2013, 1,676,645 ‘A’ ordinary shares were issued to our CEO and Managing Director at $4.02 per share based on the closing market price on such date. These shares are restricted and vest over a period of three years on a pro-rata basis.

In June 2015, 300,000 ‘A’ ordinary shares awards were granted to the non-executive director with a fair market value of $21.34 per share. Subject to continued employment, these awards with the exercise price of $18. These shares were issued on July 16, 2015

On June 9, 2015, 10,000 ‘A’ ordinary shares each were awarded to two non-executive directors and a consultant with par value exercise price and a fair market value of $21.34 per share. Subject to continued employment, these awards vest on June 9, 2016. These shares were issued on February 2, 2016.

27	JOINT SHARE OWNERSHIP RESERVE

(in thousands)
Balance at April 1, 2015	$(24,474)
Issue out of treasury shares	7,307
Balance at March 31, 2016	$(17,167)

The Joint share ownership reserve represents the cost of shares issued by Eros International Plc and held by the JSOP Trust to satisfy the requirements of the Joint Share Ownership Plan (see Note 26).  On June 5, 2014, the Board approved discretionary vesting of 20% of the applicable JSOP shares. In the current year 573,262 (2015: 80,704) ‘A’ ordinary shares held by the JSOP Trust were issued to eligible employees.

The number of shares held by the JSOP Trust at March 31, 2016 was 1,346,198 ‘A’ ordinary shares (2015: 1,919,460 Ordinary ‘A’ shares).

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28	OTHER COMPONENTS OF EQUITY

	As at March 31 (in thousands)
	2016	2015	2014
Movement in Hedging reserve:
Opening balance	$(1,983)	$(2,787)	$(4,020)
Reclassified to profit or loss	804	804	1,233
Closing balance	$(1,179)	$(1,983)	$(2,787)

Movement in revaluation reserve:
Opening balance	$1,528	$1,528	$1,528
Gain recognized on revaluation of property, plant and equipment	328	—	—
Closing balance	$1,856	$1,528	$1,528

Movement in Available for sale fair value reserve:
Opening balance	$6,622	$5,802	$5,802
Impairment loss on available-for-sale financial assets	—	820	—
Closing balance	$6,622	$6,622	$5,802

Movement in Foreign Currency Translation Reserves
Opening balance	$(50,048)	$(43,858)	$(32,742)
Other comprehensive loss due to translation of foreign operations	(10,561)	(6,190)	(11,116)
Closing balance	$(60,609)	$(50,048)	$(43,858)

Total Other Components of Equity	$(53,310)	$(43,881)	$(39,315)

29	SIGNIFICANT NON-CASH EXPENSES

Significant non-cash expenses, except loss on sale of assets, share based compensation, depreciation and amortization were as follows:

	As at March 31
	2016	2015	2014
	(in thousands)
Net loss/(gain) on held for trading financial liabilities	$3,566	$7,801	$(5,177)
Impairment loss on available-for-sale financial assets	—	1,307	—
Provisions for trade and other receivables	1,315	3,963	2,166
Impairment loss on content advances	2,545	3,431	4,081
Unrealized foreign exchange (gain)/loss	(2,864)	503	788
	$4,562	$17,005	$1,858

30	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

Management of Capital Risk and Financial Risk

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance. The capital structure of the Group consists of debt, which includes the borrowings, cash and cash equivalents and equity attributable to equity holders of Eros, comprising issued capital, reserves and retained earnings as disclosed in Notes 21, 23 and 25 and the consolidated statement of changes in equity.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The gearing ratio at the end of the reporting period was as follows:

	As at March 31
	2016	2015
	(in thousands)
Debt (net of debt issuance cost of $2,109,000 (2015: $2,940,000))	$311,905	$314,670
Cash and cash equivalents	182,774	153,664
Net debt	129,131	161,006
Equity	809,094	756,055
Net debt to equity ratio	16.0%	21.3%

Debt is defined as long and short-term borrowings (excluding derivatives). Equity includes all capital and reserves of the Group that are managed as capital.

Categories of financial instruments

	2016	2015
	(in thousands)
Financial assets
Available-for-sale investments	$30,147	$29,917
Other financial assets (1)	377,312	363,106
	$407,459	$393,023
Financial liabilities at amortized cost
Trade payables excluding value added tax and other tax payables	$56,875	$26,126
Borrowings	311,905	314,670
Financial Liabilities at fair value through profit or loss
Derivatives at fair value through profit or loss - held for trading	22,850	19,284
	$391,630	$360,080

(1) Other financial assets include loans and receivables, excluding prepaid charges and statutory receivables, and includes cash and cash equivalents and restricted deposits held with banks.

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

Credit Risk

The Group’s credit risk is principally attributable to its trade receivables, advances financial guarantees and cash balances. As a number of the Group’s trading activities require third parties to report revenues due to the Group this risk is not limited to the initial agreed sale or advance amounts. The amounts shown within the statement of financial position in respect of trade receivables and advances are net of allowances for doubtful debts based upon objective evidence that the Group will not be able to collect all amounts due.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Trading credit risk is managed on a country by country basis by the use of credit checks on new clients and individual credit limits, where appropriate, together with regular updates on any changes in the trading partner’s situation. In a number of cases trading partners will be required to make advance payments or minimum guarantee payments before delivery of any goods. The Group reviews reports received from third parties and in certain cases as a matter of course reserve the right within the contracts it enters into to request an independent third party audit of the revenue reporting.

The credit risk on cash balances and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

The Group from time to time will have significant concentration of credit risk in relation to individual theatrical releases, television syndication deals or music licenses. This risk is mitigated by contractual terms which seek to stagger receipts and/or the release or airing of content. As at March 31, 2016, 54.2% (2015: 56%) of trade account receivables were represented by the top five debtors. The maximum exposure to credit risk is that shown within the statement of financial position. The maximum credit exposure on financial guarantees given by the Group for various financial facilities is described in Note 31.

As at March 31, 2016, the Group did not hold any material collateral or other credit enhancements to cover its credit risks associated with its financial assets.

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

		Net Balance
	USD	GBP	Other
		(in thousands)
As at March 31, 2016	(12,578)	(22,842)	300
As at March 31, 2015	10,420	(3,763)	238

The above exposure to foreign currency arises where a consolidated entity holds monetary assets and liabilities denominated in a currency different to the functional currency of that entity.

A uniform decrease of 10% in exchange rates against all foreign currencies in position as of March 31, 2016 would have decreased in the Company’s net income before tax by approximately $3,947,000 (2015: gain of $731,000 and 2014: gain of $1,007,000). An equal and opposite impact would be experienced in the event of an increase by a similar percentage.

Our sensitivity to foreign currency has increased during the year ended March 31, 2016 as a result of an increase in liabilities compared to assets denominated in foreign currency over the comparative period. In Management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk because the exposure at the end of the reporting period does not reflect the exposure during the year.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Liquidity Risk

The Group manages liquidity risk by maintaining adequate reserves and agreed committed banking facilities. Management of working capital takes account of film release dates and payment terms agreed with customers.

An analysis of short-term and long-term borrowings is set out in Note 23. Set out below is a maturity analysis for non-derivative and derivative financial liabilities. The amounts disclosed are based on contractual undiscounted cash flows. The table includes both interest and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amount is derived from interest rates as at March 31, in each year.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
As at March 31, 2016
Borrowing principal payments	$311,905	$219,275	$11,865	$7,135	$73,630
Borrowing interest payments	37,458	12,873	12,152	9,937	2,496
Derivative financial instruments	22,850	—	—	—	22,850
Trade and other payables	65,178	65,178	—	—	—

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
As at March 31, 2015
Borrowing principal payments	$314,670	$96,397	$136,608	$4,867	$76,798
Borrowing interest payments	41,908	9,963	14,928	9,985	7,032
Derivative financial instruments	19,284	—	—	—	19,284
Trade and other payables	29,453	29,453	—	—	—

At March 31, 2016, the Group had facilities available of $318,391,000 (2015: $318,409,000) and had net undrawn amounts of $4,377,000 (2015: $800,000) available.

In addition, the Group has issued financial guarantees amounting to $2,373,000 (2015: $3,014,000) in the ordinary course of business, having maturity dates up to the next 12 months. The Group did not earn any fees to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Currency, Maturity and Nature of Interest Rate of the Nominal Value of Borrowings

	As at March 31
	2016	%	2015	%
	(in thousands, except percentages)
Currency
U.S. Dollar	$163,209	52%	$173,198	55%
Great British Pounds Sterling	93,458	30%	72,623	23%
Indian Rupees	55,238	18%	68,849	22%
Total	$311,905	100%	$314,670	100%

Maturity
Due before one year	$219,275	70%	$96,397	31%
Due between one and three years	11,865	4%	136,608	43%
Due between four and five years	7,135	2%	4,867	2%
Due after five years	73,630	24%	76,798	24%
	$311,905	100%	$314,670	100%
Nature of rates
Fixed interest rate	$164,647	53%	$124,375	40%
Floating rate	147,258	47%	190,295	60%
Total	$311,905	100%	$314,670	100%

During the current year, the interest exposure was managed through an interest cap on $100 million entered into in 2012. Two written floor contracts each with $100 million notional value were also entered into in 2012.

The effect of these instruments in combination is that the maximum cash outflow is 6% although the written floors mean that should market rates fall below the floor rate, then the interest charged would be twice the floor rate, although never exceeding 6%. $100 million of the debt facility is classified as floating interest rate borrowings as at March 31, 2016 and 2015.

The sensitivity analysis assumes a parallel shift of 100 basis points interest rate across all yield curves. This calculation also assumes that the change occurs at the statement of financial position date and has been calculated based on risk exposures outstanding as at that date. The period end balances are not necessarily representative of the average debt outstanding during the period.

At 1% increase in underlying bank rates would lead to decrease in the Company’s net income before tax by $2,721,000 for the year ended March 31, 2016 (2015: $397,000) on net income. An equal and opposite impact would be felt if rates fell by 1%.

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below presents assets and liabilities measured at fair value on a recurring basis, which are all category level 2:

		As at March 31, 2016
		(in thousands)
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	200	(200)	—
Total	200	(200)	—

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	(23,050)	200	(22,850)
Total	(23,050)	200	(22,850)

		As at March 31, 2015
		(in thousands)
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	1,056	(1,056)	—
Total	1,056	(1,056)	—

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	(20,340)	1,056	(19,284)
Total	(20,340)	1,056	(19,284)

Financial assets and liabilities subject to offsetting enforceable master netting arrangements or similar agreements as at March 31, 2016 are as follows:

	As at March 31,2016
	(in thousands)
	Average contract rate	Notional principal amount	Fair value of derivative instrument 2016	Fair value of derivative instrument 2015
2012 Interest Rate Cap	6%	100,000	(200)	(1,056)
2012 Interest Rate Floor	0.5% - 3%	100,000	11,525	10,170
2012 Interest Rate Floor	0.5% - 3%	100,000	11,525	10,170
Total			$22,850	$19,284

None of the above derivative instruments is designated in a hedging relationship. A loss of $3,566,000 (2015: $7,801,000) in respect of the above derivative instruments has been recognized in the income statement within other losses. Fair value of interest rate derivative involving interest rate options is estimated as the present value of the estimated future cash flows based on observable yield curves using an option pricing model.

Reconciliation of Level 3 fair value measurements of financial assets

Available for sale of financial assets
(in thousands)

As at March 31, 2015	$29,917
As at March 31, 2016	$30,147

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other losses include an impairment loss on available-for-sale financial assets amounting to $Nil (2015: $1,307,000). The loss includes a fair value decline of $Nil (2015: $820,000) which was previously recognized in other comprehensive income.

In July 2015, Eros acquired a 2% stake in TCT, a website which is a global platform for local culture, showcasing the best art, culture, food and travel for every country in the world. The acquisition of stake in TCT has been classified as Available-for-Sale investment and recognized at the transaction price of $230,050. Subsequently, on June 3, 2016, the company sold this investment for $287,781 recording a gain of $57,786 in the income statement.

There were no transfers between any Levels in any of the years.

31	CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Eros’ material contractual obligations are comprised of contracts related to content commitments.

Total
(in thousands)
As at March 31, 2016	$218,541
As at March 31, 2015	$260,573

The Group has provided certain stand-by letters of credit amounting to $96,033,000 (2015: $96,196,000) which are in the nature of performance guarantees issued while entering into film co-production contracts and are valid until funding obligations under these contracts are met. These guarantees, issued in connection with the aforementioned content commitments, and included in the table above have varying maturity dates and are expected to fall due within a period of one to three years.

In addition, the Group has issued financial guarantees amounting to $2,373,000 (2015: $3,014,000) in the ordinary course of business, and included in the table above, having varying maturity dates up to the next 12 months. The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

Operating lease commitments are disclosed in Note 22.

32	CONTINGENT LIABILITIES

1.	Beginning on November 13, 2015, Eros International Plc was named a defendant in five substantially similar putative class action lawsuits filed in federal court in New Jersey and New York by purported shareholders of the Company. The three actions in New Jersey were consolidated, and, on May 17, 2016, were transferred to the United States District Court for the Southern District of New York where they were then consolidated with the other two actions on May 27, 2016. In general, the plaintiffs allege that the Company, and in some cases also Company’s management, violated federal securities laws by overstating Company’s financial and business results, enriching the Company’s controlling owners at the expense of other stockholders, and engaging in improper accounting practices. On April 5, 2016, a lead plaintiff and lead counsel were appointed in the now-consolidated New York action. A single consolidated amended complaint was filed on July 14, 2016. The Plaintiffs have alleged that the Company and certain individual defendants -- Kishore Lulla, Jyoti Deshpande, Andrew Heffernan, and Prem Parameswaran -- have violated the federal securities laws, specifically Sections 10(b) and 20(a) of the Exchange Act. The amended consolidated complaint does not assert certain claims that had been asserted in prior complaints including (1) claims for violations of Sections 11 and 15 of the Securities Act and (2) claims against certain individual defendants, who are now not named defendants. The claims principally arise out of allegations that the Company and the individual defendants made material misrepresentations about the success, size, and financial performance of Eros Now, our streaming video service, and our film library. The Company expects to move to dismiss the consolidated amended complaint. Given the uncertainty inherent in these matters, based on assessment made after taking appropriate legal advice, the Company does not believe that the ultimate outcome of this matter will be unfavorable. Accordingly, no liability has been recorded in Group’s consolidated financial statements..

2.	In Fiscal 2015, Eros received two notices from the Commissioner of Service Tax (India) to show cause why an amount aggregating to $29 million for the period April 1, 2009 to March 31, 2014 should not be levied on and paid on account of service tax arising on temporary transfer of copyright services and certain other related matters. Eros has filed its objections against the notice with the authorities. Subsequently in June 2015, Eros received assessment orders from the Commissioner of Service Tax (India) levying tax as stated above and ordering Eros to pay an additional amount of $29 million as interest and penalties in connection with the aforesaid matters. On September 3, 2015, the Company filed an appeal against the said order before the authorities. In April 2016, Eros, received a show cause notice from the Commissioner of Service Tax on similar grounds amount aggregating to $1 million for the period 1 April 2014 to 31 March 2015. Considering the facts and nature of levies and the ad-interim protection for service tax levy for a certain period granted by the Honorable High Court of Mumbai, the Group expects that the final outcome of this matter will be favorable. Accordingly, based on the assessment made after taking appropriate legal advice, no additional liability has been recorded in Group’s consolidated financial statements.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	In Fiscal 2015, Eros received several assessment orders and demand notices from value added tax and sales tax authorities in India for the payment of amounts aggregating to $3 million (including interest and penalties) for certain fiscal years between April 1, 2005 and March 31, 2011. Eros has appealed against each of these orders, and such appeals are pending before relevant tax authorities. Though there uncertainties are inherent in the final outcome of these matters, the Company believes, based on assessment made after taking legal advice, that the final outcome of the matters will be favorable. Accordingly, no additional liability has been recorded in Group’s consolidated financial statements.

4.	From time to time, Eros is involved in legal proceedings arising in the ordinary course of its business, typically intellectual property litigation and infringement claims related to the company’s feature films and other commercial activities, which could cause it to incur expenses or prevent it from releasing a film. While the resolution of these matters cannot be predicted with certainty, the Group does not believe, based on current knowledge or information available, that any existing legal proceedings or claims are likely to have a material and adverse effect on its financial position, results of operations or cash flows.

There were no other material ongoing litigations at March 31, 2016 and March 31, 2015.

33	RELATED PARTY TRANSACTIONS

		As at March 31,2016			As at March 31,2015
	Details of	(in thousands except in notes below)
	Transaction	Liability	Asset		Liability	Asset
Red Bridge Ltd.	President fees	$201	$		$106	$—
550 County Avenue	Rent/Deposit	355		135	261	135
Line Cross Limited	Rent/Deposit	882		258	353	249
NextGen Films Pvt Ltd.	Purchase/Sale	—		17,338	—	22,677
Everest Entertainment Pvt. Ltd	Purchase/Sale	—		111	—	98
Lulla Family	Rent/Deposit	187		1,022	155	1,130
Lulla Family	Salary	25		—	—	—

Pursuant to a lease agreement that expires on March 31, 2016, the lease requires Eros International Media Limited to pay $5,000 each month under this lease. Eros International Media Limited leases apartments for studio use at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Manjula K. Lulla, the wife of Kishore Lulla. The lease was renewed on April 1, 2016 for a further period of one year on the same terms.

Pursuant to a lease agreement that expired on September 30, 2015, the lease requires Eros International Media Limited to pay $5,000 each month under this lease. Eros International Media Limited leases for use as executive accommodations the property Aumkar Bungalow, Gandhi Gram Road, Juhu, Mumbai, from Sunil Lulla. The lease was renewed on October 1, 2015 for a further period of three years on the same terms.

Pursuant to a lease agreement that expires on January 4, 2020, Eros International Media Limited leases office premise for studio use at Supreme Chambers, 5th Floor, Andheri (W), Mumbai from Kishore and Sunil Lulla. Beginning January 2015, the lease requires Eros International Media Limited to pay $60,000 each month under this lease.

Pursuant to a lease agreement that expires on April 1, 2020, the real estate property at 550 County Avenue, Secaucus, New Jersey, from 550 County Avenue Property Corp, a Delaware corporation owned by Beech Investments and of which our President of Americas Operations Ken Naz serves as a Director. The lease commenced on April 1, 2015, and required the Group to pay $11,000 each month. The lease was renewed on April 1, 2015 for a further period of five years on the same terms. This is a non-cancellable lease

Pursuant to a lease agreement that expires in March 2018, including renewal periods, the Group leases for U.K. corporate offices, the real property at 13 Manchester Square, London from Linecross Limited, a U.K. company owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary. The current lease commenced on November 19, 2009 and requires the Group to pay $148,000 each quarter.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to an agreement the Group entered into with Redbridge Group Ltd. on June 27, 2006, the Group agreed to pay an annual fee set each year of $300,000, $325,000 and $339,000in the respective years ended March 31, 2016, 2015 and 2014, for the services of Arjan Lulla, the father of Kishore Lulla and Sunil Lulla, grandfather of Rishika Lulla Singh, uncle of Vijay Ahuja and Surender Sadhwani and an employee of Redbridge Group Ltd. The agreement makes Arjan Lulla honorary life president and provides for services including attendance at Board meetings, entrepreneurial leadership and assistance in setting the Group’s strategy. Redbridge Group Ltd. is an entity owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary.

The Group has engaged in transactions with NextGen Films Pvt. Ltd., an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla, each of which involved the purchase and sale of film rights. In the year ended March 31, 2016 NextGen Films Pvt. Ltd. sold film rights $2,728,000 (2015: $23,550,000, 2014$12,483,000) to the Group, and purchased film rights, including production services, of $Nil (2015: $275,000 and 2014: $3,923,000).

The Group also engaged in transactions with Everest Entertainment Pvt. Ltd. entity owned by the brother of Manjula K. Lulla, wife of Kishore Lulla, which is involved in the purchase and sale of film rights. In March 31, 2016, Everest Entertainment Pvt. Ltd. sold film rights of $Nil (2015: $408,000 and 2014: $700) to the Group.

Mrs. Manjula Lulla, the wife of Kishore Lulla, is an employee of Eros International Limited-UK and is entitled to a salary of $154,000 per annum (2015: $167,000, 2014: $158,000). Mrs. Krishika Lulla, the wife of Sunil Lulla, is an employee of Eros India and is entitled to a salary of $138,000 per annum (2015: $115,542, 2014: $25,000). Ms. Riddhima Lulla, the daughter of Kishore Lulla, is an employee of entity and is entitled to a salary of $38,000 per annum (2015: $10,100).

All of the amounts outstanding are unsecured and will be settled in cash.

As at March 31, 2016, the Group has provided performance guarantee to a bank amounting to $32,500,000 (2015: $32,500,000) in connection with funding commitments. under film co-production agreements with NextGen Films Pvt. Ltd and having varying maturity dates up to the next 12 months.  The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused. These amounts are included in content commitments under Note 31 above.

34	MAJOR CONSOLIDATED ENTITIES

	Date	Country of Incorporation	% of voting rights held
Copsale Limited	June 2006	BVI	100.00
Eros Australia Pty Limited	June 2006	Australia	100.00
Eros International Films Pvt. Limited	June 2006	India	100.00
Eros International Limited	June 2006	U.K.	100.00
Eros International Media Limited	June 2006	India	74.40
Eros International USA Inc	June 2006	U.S.	100.00
Eros Music Publishing Limited	June 2006	U.K.	100.00
Eros Network Limited	June 2006	U.K.	100.00
Eros Pacific Limited	June 2006	Fiji	100.00
Eros Worldwide FZ-LLC	June 2006	UAE	100.00
Big Screen Entertainment Pvt. Limited	January 2007	India	64.00
Ayngaran International Limited	October 2007	IOM	51.00
Ayngaran International Media Pvt. Limited	October 2007	India	51.00
Ayngaran International UK Limited	October 2007	U.K.	51.00
EyeQube Studios Pvt. Limited	January 2008	India	99.99
Acacia Investments Holdings Limited	April 2008	IOM	100.00
Ayngaran Anak Media Pvt. Limited	October 2008	India	51.00
Belvedere Holdings Pte. Ltd.	March 2010	Singapore	100.00
Eros International Pte Ltd.	August 2010	Singapore	100.00
Digicine Pte. Limited	March 2012	Singapore	100.00
Colour Yellow Productions Pvt. Limited	May 2014	India	50.00
Eros Digital FZ LLC	September 2015	UAE	100.00
Universal Power Systems Private Limited	August 2015	India	100.00

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All of the companies were involved with the distribution of film content and associated media. All the companies are indirectly owned with the exception of Eros Network Limited, Eros Worldwide FZ-LLC and Eros International Pte Ltd.

During Fiscal 2016, Group shareholding of Eros International Media Ltd (EIML) reduced to 73.54% subsequent to the exercise of ESOP by the employees and issuance of shares to the promoters of Techzone.

In addition to the above the Eros International Plc Employee Benefit Trust, a Jersey based Trust has been consolidated as it is a fully controlled Trust.

35	NON-CONTROLLING INTERESTS

Details of subsidiary that have material non-controlling interests

The Group has a number of subsidiaries held directly and indirectly which operate and are incorporated around the world. Note 34 to the financial statements lists details of the major consolidated entities and the interests in these subsidiaries. The non-controlling interests that are material to the Group relate to Eros International Media Limited whose principal place of business is in India.

The table below shows the summarized financial information of Eros International Media Limited whereas at March 31, 2016, non-controlling interests held an economic interest by virtue of shareholding of 26.46% (March 2015: 25.60%). This summarized financial information represents amounts before inter-company eliminations.

	Year ended March 31
	2016	2015
	(in thousands)
Current assets	$38,162	$50,907
Non-current assets	324,848	276,027
Current liabilities	122,497	104,653
Non-current liabilities	60,491	56,840
Equity attributable to owners of the Group	132,390	123,055
Equity attributable to non-controlling interests	$47,632	$42,386

Revenue	$182,167	$177,596
Expenses	(164,905)	(156,726)
Profit for the year	$17,262	$20,870
Profit attributable to the owners of the Group	$12,694	$15,523
Profit attributable to non-controlling interests	$4,568	$5,347

Other comprehensive income attributable to the owners of the Group	$(7,004)	$(4,314)
Other comprehensive income attributable to non-controlling interests	(2,520)	(1,486)
Other comprehensive income during the year	$(9,524)	$(5,800)
Total comprehensive income attributable to the owners of the Group	5,691	11,209
Total comprehensive income attributable to non-controlling interests	2,047	3,861
Total comprehensive income during the year	$7,738	$15,070

Net cash inflow from operating activities	$153,829	$124,549
Net cash outflow from investing activities	(131,263)	(145,465)
Net cash inflow from financing activities	(24,071)	2,169
Net cash (outflow)/inflow	$(1,505)	$(18,747)

No dividends were paid to non-controlling interests during the year (2015: $Nil).

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

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

The Group makes estimates and assumptions concerning the future. These estimates, by definition, will rarely equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the financial year are highlighted below:

36.1.	Goodwill and Trade name

The Group tests annually whether goodwill and trade name have suffered impairment, in accordance with its accounting policy. The recoverable amount of cash-generating units has been determined based on value in use calculations. We use market related information and estimates (generally risk adjusted discounted cash flows) to determine value in use. Cash flow projections take into account past experience and represent management’s best estimate about future developments. Key assumptions on which management has based its determination of fair value less costs to sell value in use includes estimated growth rates, weighted average cost of capital and tax rates. These estimates, includes the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill and tradename impairment.

36.2.	Basis of Consolidation

The Group evaluates arrangements with special purpose vehicles in accordance with of IFRS 10 – Consolidated Financial Statements to establish how transactions with such entities should be accounted for. This requires a judgment over control such that it is exposed, or has rights, to variable returns and can influence the returns attached to the arrangements.

36.3.	Intangible Assets

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

36.4.	Valuation of Available-for-Sale Financial Assets

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.5.	Income Taxes and Deferred Taxation

The Group is subject to income taxes in various jurisdictions. Judgment is required in determining the worldwide provision for income taxes. We are subject to tax assessment in certain jurisdictions. Significant judgement is involved in determining the provision for income taxes including judgement on whether the tax positions are probable of being sustained in tax assessments.

Judgment is also required when determining whether the Group should recognize a deferred tax asset, based on whether Management considers there is sufficient certainty in future earnings to justify the carry forward of assets created by tax losses and tax credits. Judgment is also required when determining whether the Group should recognize a deferred tax liability on undistributed earnings of subsidiaries. Where the ultimate outcome is different than that which was initially recorded there will be an impact on the income tax and deferred tax provisions.

36.6.	Share Based Payments

The Group is required to evaluate the terms to determine whether share based payment is equity settled or cash settled. Judgment is required to do this evaluation. Further, the Group is required to measure the fair value of equity settled transactions with employees at the grant date of the equity instruments. The fair value is determined principally by using the Black Scholes model and/or Monte Carlo Simulation Models which require assumptions regarding risk free interest rates, share price volatility, the expected term and other variables. The basis and assumptions used in these calculations are disclosed within Note 26. The aforementioned inputs entered in to the option valuation model that we use to determine the fair value of our share awards are subjective estimates and changes to these estimates will cause the fair value of our share-based awards and related share- based compensations expense we record to vary.

37	ADOPTION OF NEW AND REVISED STANDARDS

37.1.	Standards, Interpretations and Amendments to Published Standards that are not yet effective

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for our accounting periods beginning on or after April 1, 2016 or later periods. Those which are considered to be relevant to Group’s operations are set out below.

i)	In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). This standard provides a single, principle-based five-step model to be applied to all contracts with customers. Guidance is provided on topics such as the point at which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various other related matters. IFRS 15 also introduced new disclosure requirements with respect to revenue.

The five steps in the model under IFRS 15 are : (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contracts; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 replaces the following standards and interpretations:

•	IAS 11 “Construction Contracts”
•	IAS 18 “Revenue”
•	IFRIC 13 “Customer Loyalty Programmes”
•	IFRIC 15 “Agreements for the Construction of Real Estate”
•	IFRIC 18 “Transfers of Assets from Customers”
•	SIC-31 “Revenue -Barter Transactions Involving Advertising Services”

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

In April 2016, the IASB issued amendments to IFRS 15, clarifying some requirements and providing additional transitional relief for companies. The amendments do not change the underlying principles of IFRS 15 but clarify how those principles should be applied. The amendments clarify how to:

•	apply identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract;
•	accounting for licenses of intellectual property; and
•	determine whether a company is a principal (the provider of a good or service) or an agent (responsible for arranging for the good or service to be provided)

IFRS 15 is effective for fiscal years beginning on or after January 1, 2018. Earlier application is permitted. The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

ii)	In May 2014, the IASB issued two amendments with respect to IAS 16 “Property, Plant and Equipment” (“IAS 16”) and IAS 38 “Intangible Assets” (“IAS 38”) dealing with acceptable methods of depreciation and amortization.

The amended IAS 16 prohibits entities from using a revenue based depreciation method for items of property, plant and equipment. Further the amendment under IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. However this presumption can only be rebutted in two limited circumstances:

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

The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The Company does not believe that this amendment will have a material impact on its consolidated financial statements.

iii)	In July 2014, the IASB finalized and issued IFRS 9 – Financial Instruments (“IFRS 9”). IFRS 9 replaces IAS 39 “Financial instruments: recognition and measurement, the previous Standard which dealt with the recognition and measurement of financial instruments in its entirety upon the former’s effective date.

Key requirements of IFRS 9:

i.	Replaces IAS 39’s measurement categories with the following three categories:
•	fair value through profit or loss (‘FVTPL’)
•	fair value through other comprehensive income (‘FVTOCI’)
•	amortized cost
ii.	Eliminates the requirement for separation of embedded derivatives from hybrid financial assets, the classification requirements to be applied to the hybrid financial asset in its entirety.
iii.	Requires an entity to present the amount of change in fair value due to change in entity’s own credit risk in other comprehensive income.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

iv.	Introduces new impairment model, under which the “expected” credit loss are required to be recognized as compared to the existing “incurred” credit loss model of IAS 39.
v.	Fundamental changes in hedge accounting by introduction of new general hedge accounting model which:
•	Increases the eligibility of hedged item and hedging instruments;
•	Introduces a more principles-based approach to assess hedge effectiveness.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Earlier application is permitted provided that all the requirements in the Standard are applied at the same time with two exceptions:

i.	The requirement to present changes in the fair value of a liability due to changes in own credit risk may be applied early in isolation;
ii.	Entity may choose as its accounting policy choice to continue to apply hedge accounting requirements of IAS 39 instead of new general hedge accounting model as provided in IFRS 9.

The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

iv)	In January 2016, IASB has issued a new standard, IFRS 16 “Leases”. The new standard sets out the principles for recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e. the lessee and the lessor. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance. IFRS 16 supersedes IAS 17 ‘Leases’ and related interpretations and is effective for periods beginning on or after 1 January 2019, with earlier adoption permitted in IFRS 15 ‘Revenue from Contracts with Customers’ has also been applied.

The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

v)	In January 2016, the IASB issued amendments to IAS 12 – “Income taxes” to clarify the following:
•	the carrying value of an asset does not limit the estimation of probable future taxable profits.
•	estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.
•	an entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type. The amendments are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

The Company does not believe that this amendment will have a material impact on its consolidated financial statements.

vi)	In January 2016, the IASB issued amendments in IAS 7 – “Statement of Cash Flows” to clarify and improve information provided to users of financial statements about an entity’s financing activities.

The IASB requires that the following changes in liabilities arising from financing activities to be disclosed (to the extent necessary):

•	changes from financing cash flows;
•	changes arising from obtaining and losing control of subsidiaries or other businesses;
•	the effect of changes of foreign exchange rates;
•	changes in fair values; and
•	other changes.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The amendments are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. Entities need not present comparative information when they first apply the amendments.

The Company is currently evaluating the effect of this amendment on its consolidated financial statements.

vii)	In June 2016, the IASB issued amendments to IFRS 2 – “Share-based Payment” to clarify the accounting for certain types of share-based payment transactions:

The amendments, which were developed through the IFRS Interpretations Committee, provide requirements on the accounting for the following:

•	the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;
•	share-based payment transactions with a net settlement feature for withholding tax obligations; and
•	a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled

The amendments are effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted.

The Company does not believe that this amendment will have a material impact on its consolidated financial statements.