Form 20-F
period 2017-03-31
Eros International PLC
filed 2017-07-31
CIK 1532981

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-32945

EROS INTERNATIONAL PLC
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Isle of Man
(Jurisdiction of incorporation or organization)

550 County Avenue Secaucus, New Jersey 07094 Tel: (201) 558 9001
(Address of principal executive offices)

Oliver Webster Cains Fiduciaries Limited First Names House Victoria Road Douglas, IM2 4DF Isle of Man Tel: (44) 1624 630 630 Email: fiduciaries@cains.com
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

At March 31, 2017, 41,312,202 ‘A’ ordinary shares and 19,379,382 ‘B’ ordinary shares, each at par value GBP 0.30 per share, were issued and outstanding.

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.☑ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).☑ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Emerging growth company ☑

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:☐ Item 17   ☐ Item 18

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).☐ Yes   ☑ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐   No ☐

TABLE OF CONTENTS

EROS INTERNATIONAL PLC

i

CONVENTIONS USED IN THIS ANNUAL REPORT

Unless otherwise indicated or required by the context, as used in this annual report, the terms “Eros,” “we,” “us,”, “the Group”, “our” and the “Company” refer to Eros International Plc and all its subsidiaries that are consolidated under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (IASB) unless otherwise indicated, reference to GAAP. Our fiscal year ends on March 31 of each year. When we refer to a fiscal year, such as fiscal year 2017 or FY 2017, we are referring to the fiscal year ended on March 31 of that year. The “Founders Group” refers to Beech Investments Limited, Kishore Lulla and Vijay Ahuja. “$” and “dollar” refer to U.S. dollars.

“High budget” films refer to Hindi films with direct production costs in excess of $8.5 million and regional films with direct production costs in excess of $7.0 million, in each case translated at the historical average exchange rate for the applicable fiscal year. “Low budget” films refer to Hindi and regional films with less than $1.0 million in direct production costs, in each case translated at the historical average exchange rate for the applicable fiscal year. “Medium budget” films refer to Hindi, Tamil, Telugu and other regional languages films within the remaining range of direct production costs. With respect to low budget films, references to “film releases” refer to theatrical releases or, for films that we did not theatrically release, to our initial DVD, digital or other non-theatrical exhibition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. We caution you that reliance on any forward-looking statement inherently involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These risks and uncertainties include but are not limited to:

•	anonymous letters, to regulators or business associates or anonymous allegations on social media regarding our business practices, accounting practices and/or officers and directors;.
•	our ability to successfully defend class action law suits we are party to in the U.S.;
•	our ability to successfully and cost-effectively source film content;
•	our ability to maintain or raise sufficient capital;
•	delays, cost overruns, cancellation or abandonment of the completion or release of our films;
•	our ability to predict the popularity of our films, or changing consumer tastes;
•	our dependence on our relationships with theater operators and other industry participants to exploit our film content;
•	our ability to maintain existing rights, and to acquire new rights, to film content;
•	our dependence on the Indian box office success of our Hindi and high budget Tamil and Telugu films;
•	our ability to achieve the desired growth rate of Eros Now, our digital OTT entertainment service;
•	our ability to recoup the full amount of box office revenues to which we are entitled due to underreporting of box office receipts by theater operators;
•	our ability to mitigate risks relating to distribution and collection in international markets;
•	fluctuation in the value of the Indian Rupee against foreign currencies;
•	our ability to compete in the Indian film industry;
•	our ability to compete with other forms of entertainment;
•	the impact of a new amendment to accounting standards for the recognition of revenue from contracts with customers;
•	our ability to combat piracy and to protect our intellectual property;
•	our ability to achieve or maintain an effective system of internal control over financial reporting;

ii

•	contingent liabilities that may materialize, including our exposure to liabilities on account of unfavorable judgments/decisions in relation to legal proceedings involving us or our subsidiaries and certain of our directors and officers;
•	our ability to successfully respond to technological changes;
•	regulatory changes in the Indian film industry and our ability to respond to them;
•	our ability to satisfy debt obligations, fund working capital and pay dividends;
•	the monetary and fiscal policies of India and other countries around the world, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices;
•	our ability to address the risks associated with acquisition opportunities; and
•	our ability to respond to the challenges relating to the international distribution of our films and related products.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The table set forth below presents our selected historical consolidated financial data for the periods and at the dates indicated. The selected historical consolidated statements of income data for each of the three years ended March 31, 2017, 2016, and 2015 and the selected statements of financial position data as of March 31, 2017, and 2016 have been derived from and should be read in conjunction with “Part I — Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this Annual Report on Form 20-F. The selected historical consolidated statements of income data for each of the two years ended March 31, 2014 and 2013 and the selected historical statements of financial position data as of March 31, 2015, 2014 and 2013 have been derived from audited consolidated financial statements not included in this Annual Report on Form 20-F.

	Year ended March 31,
	2017	2016	2015	2014	2013
	(in thousands, except earnings per share)
Selected Statements of Income Data
Revenue	$252,994	$274,428	$284,175	$235,470	$215,346
Cost of sales	(164,240)	(172,764)	(155,777)	(132,933)	(134,002)
Gross profit	88,754	101,664	128,398	102,537	81,344
Administrative costs	(63,309)	(64,019)	(49,546)	(42,680)	(26,308)
Operating profit	25,445	37,645	78,852	59,857	55,036
Net finance costs	(17,156)	(8,010)	(5,861)	(7,517)	(1,469)
Other gains/(losses)	14,205	(3,636)	(10,483)	(2,353)	(7,989)
Profit before tax	22,494	25,999	62,508	49,987	45,578
Income tax expense	(11,039)	(12,711)	(13,178)	(12,843)	(11,913)
Net income (1)	$11,455	$13,288	$49,330	$37,144	$33,665

Earnings per share
Basic	$0.06	$0.07	$0.74	$0.66	$0.69
Diluted	$0.05	$0.05	$0.72	$0.65	$0.69

Weighted average number of ordinary shares
Basic	59,410	57,732	54,278	45,590	39,439
Diluted	60,943	59,036	54,969	45,607	39,456

Other non-GAAP measures
EBITDA (2)	$42,548	$36,294	$70,066	$58,871	$48,765
Adjusted EBITDA (2)	$55,664	$70,852	$101,150	$80,284	$56,320

	Year ended March 31,
	2017	2016 (Recasted)*	2015	2014	2013
	(in thousands)
Selected Statement of Financial Position Data:
Cash and cash equivalents	$112,267	$182,774	$153,664	$145,449	$107,642
Goodwill	4,992	5,097	1,878	1,878	1,878
Total assets	1,343,365	1,247,878	1,149,533	906,011	798,657

Debt:
Current portion	180,029	210,587	96,397	92,879	79,902
Long-term portion	89,841	92,630	218,273	165,254	165,898
Total liabilities	459,817	438,784	393,478	327,970	312,481

Equity attributable to Eros International Plc	804,457	740,332	697,334	527,691	438,578
Equity attributable to non-controlling interests	79,091	68,762	58,721	50,350	47,598
Total equity	$883,548	$809,094	$756,055	$578,041	$486,176

_______________

*On completion of purchase price allocation, the carrying amounts of intangible assets- others, related deferred tax liabilities and goodwill are recasted to reflect fair value adjustments relating to acquisition of a subsidiary. Refer Note 4 Acquisition.

(1)	References to “net income” in this document correspond to “profit for the period” or “profit for the year” line items in our consolidated financial statement appearing elsewhere in this document.

(2)	We use EBITDA and Adjusted EBITDA as supplemental financial measures. EBITDA is defined by us as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs). Adjusted EBITDA is defined as EBITDA adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives), transactions costs relating to equity transactions, and share based payments. EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. EBITDA and Adjusted EBITDA provide no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position.

The following table sets forth the reconciliation of our net income to EBITDA and Adjusted EBITDA:

	Year ended March 31,
	2017	2016	2015	2014	2013
	(in thousands)
Net income	$11,455	$13,288	$49,330	$37,144	$33,665
Income tax expense	11,039	12,711	13,178	12,843	11,913
Net finance costs	17,156	8,010	5,861	7,517	1,469
Depreciation	1,082	1,154	1,089	789	1,003
Amortization(a)	1,816	1,131	608	578	715
EBITDA (Non-GAAP)	42,548	36,294	70,066	58,871	48,765
(Gain)/Impairment of available-for-sale financial assets	(58)	—	1,307	—	—
Transaction costs relating to equity transactions	—	—	61	8,169	—
Net (Gain)/Loss on held for trading derivative instruments	(10,297)	3,566	7,801	(5,177)	5,667
Share based payments	23,471	30,992	21,915	18,421	1,888
Adjusted EBITDA (Non-GAAP)(b)	$55,664	$70,852	101,150	$80,284	$56,320

_______________
(a)	Includes only amortization of intangible assets other than intangible assets-content.

(b)	Consists of compensation costs, recognized with respect to all outstanding share based compensation plans and all other equity settled instruments.

Our management team believes that EBITDA and Adjusted EBITDA are useful to an investor in evaluating our results of operations because these measures:

•	are widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;
•	help investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and

•	are used by our management team for various other purposes in presentations to our Board of Directors as a basis for strategic planning and forecasting.

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

	Period End	Average(1)	High	Low
Fiscal Year
2011	44.54	45.46	47.49	43.90
2012	50.89	48.01	53.71	44.00
2013	54.52	54.36	57.13	50.64
2014	60.35	60.35	68.80	53.65
2015	62.58	61.15	63.70	58.46
2016	66.25	65.39	68.84	61.99
2017	64.85	67.01	68.86	64.85

Months
April 2016	66.39	66.42	66.70	66.05
May 2016	66.96	66.88	67.59	66.36
June 2016	67.51	67.27	67.92	66.51
July 2016	66.77	67.16	67.49	66.77
August 2016	66.94	66.90	67.18	66.63
September 2016	66.58	66.71	67.10	66.28
October 2016	66.72	66.74	66.94	66.49
November 2016	68.56	67.64	68.86	66.39
December 2016	67.92	67.81	68.29	67.38
January 2017	67.48	68.05	68.39	67.48
February 2017	66.67	66.97	67.40	66.67
March 2017	64.85	65.80	66.83	64.85
April 2017	64.27	64.54	65.10	64.08
May 2017	64.50	64.42	64.87	64.03
June 2017	64.62	64.45	64.66	64.23

(1)	Represents the average of the U.S. dollar to Indian Rupee exchange rates on the last day of each month during the period for all fiscal years presented, and the average of the noon buying rate for all days during the period for all months presented.

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

Risks Related to Our Business

Anonymous letters to regulators or business associates or anonymous allegations on social media regarding our business practices, accounting practices and/or officers and directors could have a resultant material adverse effect on our business, financial condition and results of operations and could negatively impact the market price for our Notes or A ordinary shares; we are party to class action lawsuits in the U.S. and an adverse ruling could have a material adverse effect on our business, financial condition and results of operations and could negatively impact the market price of our Notes or our A ordinary shares.

We have been, and in the future may be, the target of anonymous letters sent to regulators or business associates or anonymous allegations posted on social media or circulated in short selling reports regarding our accounting, business practices and officers and directors. Every time we have received such a letter we have undertaken what we believe to be a reasonably prudent review, such as extensive due diligence to investigate the allegations, and where necessary our board of directors has engaged third party professional firms to report to them directly and the Company’s Audit Committee cleared the matter from a corporate governance point of view. Having conducted these investigations, in each instance we found the allegations were without merit. However, the public dissemination of these allegations has, and in the future may, adversely affect our reputation, business and the market for our securities, including the Notes, and requires us to spend significant time and incur substantial costs to address them.

In October 2015, there were a series of anonymous allegations on social media targeted at the Company’s accounting practices and disclosures following which the market price for our A ordinary shares dropped materially with the lowest being $5.59 per share. The Company’s Audit Committee subsequently appointed Skadden Arps Slate Meagher & Flom LLP to assist them in conducting an independent internal review of the allegations. With the assistance of Skadden Arps Slate Meagher & Flom LLP, the Company’s Audit Committee conducted the internal review which commenced in November 2015 and completed in March 2016, which did not result in any recommendations for restatements to prior year financials.

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

On April 5, 2016, a lead plaintiff and lead counsel were appointed in the now consolidated New York action. A single consolidated complaint was filed on July 14, 2016 and amended on October 10, 2016. The plaintiffs have alleged that the Company and certain individual defendants — Kishore Lulla, Jyoti Deshpande, Andrew Heffernan, and Prem Parameswaran — have violated the federal securities laws, specifically Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 or the Exchange Act. The amended consolidated complaint claims are primarily focused on whether the Company and individual defendants made material misrepresentations concerning the Company’s film library and materially misstated the usage and functionality of Eros Now, our digital OTT entertainment service.

The Company’s most recent motion to dismiss the amended consolidated complaint was filed on November 11, 2016 and its reply brief was filed on January 6, 2017. The motion to dismiss contends that the amended consolidated complaint fails to identify any actionable false statements or omissions, provides no evidence of scienter, and suffers from other legal shortcomings. The Company’s motion is fully briefed and awaiting argument which is expected to happen in the near future. Although the Company remains confident in the prospects of dismissal, there can be no assurances that we will not become subject to unfavorable interim or preliminary rulings that prolong the litigation process or that a favorable outcome will be obtained.

We are unable to predict how long such proceedings will continue, and anticipate that we will continue to incur significant costs in connection with these matters to the extent not covered by our insurance policy and that these proceedings, investigations and inquiries will result in a substantial distraction of management’s time, regardless of the outcome. To the extent that this or any future litigation to which we are a party results in an unfavorable judgment or if we decide to settle this or other lawsuits, we may be required to pay substantial monetary damages or fines, or make changes to our products or business practices.

If anonymous letters are sent to regulators or business associates or anonymous allegations are posted on social media or we become subject to class action lawsuits or any other related lawsuits or investigations or proceedings by regulators in the future, it could result in a diversion of management resources, time and energy, significant costs, a material decline in the market price for our Notes or our A ordinary shares, increased share price volatility, an increased directors and officers liability insurance premiums and could have a material adverse effect upon our business, prospects, financial condition, results of operations and ability to access the capital markets.

We may fail to source adequate film content on favorable terms or at all through acquisitions or co-productions, which could have a material and adverse impact on our business.

We generate revenues by monetizing Indian film content that we primarily co-produce or acquire from third parties, and then distribute through various channels. We have also set up Trinity Pictures as a studio to develop and produce franchise films in-house and create our own intellectual property. Our ability to successfully enter into co-productions and to acquire content depends on, among other things, our ability to maintain existing relationships, and form new ones, with talent and other industry participants.

The pool of quality talent in India is limited and, as a result, there is significant competition to secure the services of certain actors, directors, composers and producers, among others. Competition can increase the cost of such talent, and hence the cost of film content. These costs may continue to increase, making it more difficult for us to access content cost-effectively and reducing our ability to sustain our margins and maximize revenues from distribution and monetization. Further, we may be unable to successfully maintain our long-standing relationships with certain industry participants and continue to have access to content and/or creative talent and may be unable to establish similar relationships with new leading creative talent. This is also dependent on relationships with various writers and talent and has execution risks associated with it. If any such relationships are adversely affected, or we are unable to form new relationships, or our Trinity Pictures initiative fails or our access to quality Indian film content otherwise deteriorates, or if any party fails to perform under its agreements or arrangements with us, our business, prospects, financial condition, liquidity and results of operations could be materially adversely affected.

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

Delays, cost overruns, cancellation or abandonment of the completion or release of films may have a material adverse effect on our business.

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

Our ability to monetize our content is limited to the rights that we acquire from third parties or otherwise own.

We have acquired our film content through contracts with third parties, which are primarily fixed-term contracts that may be subject to expiration or early termination. Upon expiration or termination of these arrangements, content may be unavailable to us on acceptable terms or at all, including with respect to technical matters such as encryption, territorial limitation and copy protection. In addition, if any of our competitors offer better terms, we will be required to spend more money or grant better terms, or both, to acquire or extend the rights we previously held. If we are unable to renew the rights to our film library on commercially favorable terms and to continue monetizing the existing films in our library or other content, it could have a material adverse effect on our business, prospects, financial condition and results of operations.

In addition, we typically only own certain rights for the monetization of content, which limits our ability to monetize content in certain media formats. In particular, we do not own the audio music rights to the majority of the films in our library and to certain new releases. See “Business — Our Business Description — Our Film Library” for detail regarding our rights. To the extent we do not own the music or other media rights in respect of a particular film, we may only monetize content through those channels to which we do own rights, which could have an adverse effect on our ability to generate revenue from a film and recover our costs from acquiring or producing content.

Based on our agreements in effect as of March 31, 2017, if we do not otherwise extend or renew our existing rights, we anticipate the rights we currently license in Hindi and regional languages, will expire as summarized in the table below.

Term Expiration Dates	Hindi Film Rights	Regional Film Rights(1)
	(approximate percentage of films whose licensed rights expire in the period indicated)
Prior to December 31, 2020	28%	21%
2021-2025	34%	17%
2026-2030	6%	7%
2031-2045	21%	0%
Perpetual(2)	11%	55%

(1)	Excludes the Kannada digital rights library for which we have perpetual rights subject to applicable copyright law.
(2)	Subject to limitations imposed by Indian copyright law, which restricts the term to 60 years from the beginning of the calendar year following the year in which the film is released.

We may face claims from third parties that our films may be infringing on their intellectual property.

Third parties may claim that certain of our films misappropriate or infringe such third parties’ intellectual property rights with respect to previously developed films, stories, characters, other entertainment or intellectual property. We may receive in the future claims of infringement or misappropriation of other parties’ proprietary rights. Any such assertions or claims may impact our rights to monetize the related films. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and diversion of resources in defending against them. If any claims or actions are asserted against us, we may seek to settle such claim by obtaining a license from the plaintiff covering the disputed intellectual property rights. We cannot provide any assurances, however, that under such circumstances a license, or any other form of settlement, would be available on reasonable terms or at all. Any of these occurrences could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

We derive revenues from theatrical exhibition of our films by collecting a specified percentage of box office receipts from multiplex and single screen theater operators. The Indian film industry continues to lack full exhibitor transparency. There is limited independent monitoring of such data in India or the Middle East, unlike the monitoring services provided by comScore in the United Kingdom and the United States. We therefore rely on theater operators and our sub-distributors to report relevant information to us in an accurate and timely manner.

While multiplex and single-screen operators have now moved to a digital distribution model that provides greater clarity on the number of screenings given to our films, many still do not have computerized tracking systems for box office receipts which can be tracked independently by a third party and we are reliant on box office reports generated internally by these multiplex and single screen operators which may not be entirely accurate or transparent.

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

There is uncertainty regarding the impact of currency demonetization in India on our business.

The Reserve Bank of India, or RBI, and the Ministry of Finance of the Government of India withdrew the legal tender status of ₹500 and ₹1,000 currency notes pursuant to the notification dated November 8, 2016. The short-term impact of this development has been, among other things, a decrease in liquidity of cash in India. There is uncertainty on the long-term impact of this action. The RBI has also established, and continues to refine, a process for holders of affected currency notes to tender such notes for equivalent value credited into the holders’ respective bank accounts.

The short and long term effects of demonetization on the Indian economy, India’s capital markets and our business are uncertain and we cannot accurately predict its effect on our business, results of operations, financial condition and prospects. . We believe that, after the announcement of demonetization, our short term theatrical revenues were negatively impacted and we released 13 films in the second half of fiscal year 2017 as compared to 27 films in the second half of fiscal year 2016.

We depend on our relationships with theater operators and other industry participants to monetize our film content. Any disputes with multiplex operators in India could have a material adverse effect on our ability or willingness to release our films as scheduled.

We generate revenues from the monetization of Indian film content in various distribution channels through agreements with commercial theater operators, in particular multiplex operators, and with retailers, television operators, telecommunications companies and others. Our failure to maintain these relationships, or to establish and capitalize on new relationships, could harm our business or prevent our business from growing, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

Eros Now, our digital OTT entertainment service accessible via internet-enabled devices may not achieve the desired growth rate.

While Eros Now was soft launched in 2012 and as of March 31, 2017 we had over 60 million registered users. A Small Portion of the Eros Now user base are paid subscribers as we have only recently begun efforts towards monetization. As of March 2017, we had 2.1 million paying subscribers. We must continue to grow and retain subscribers in India (one of our key markets) where they are currently used to traditional channels for content consumption, as well as grow our subscriber base in markets outside of India. Our ability to attract and retain subscribers will depend in part on our ability to consistently provide our subscribers a high quality experience with respect to content and features and the quality of data connectivity (either Wi-Fi, broadband, 3G or 4G mobile data) in India.

To achieve and sustain desired growth rate from Eros Now, we must accomplish numerous objectives, including substantially increasing the number of paid subscribers to our service and retaining them, without which our revenues from digital stream will be adversely affected. We cannot assure you that we will be able to achieve these objectives due to any of the factors listed below, among other factors:

•	our ability to maintain an adequate content offering;

•	our ability to maintain, upgrade and develop our service offering on an ongoing basis;

•	our ability to successfully distribute our service across multiple mobile, internet and cable platform worldwide;

•	our ability to secure and retain distribution across various platforms including telecom operators and original equipment manufacturers;

•	our ability to convert free registered users into paid subscribers and retain them;

•	our ability to compete effectively against other Indian and foreign OTT services;

•	our ability to manage technical glitches or disruptions;

•	our ability to attract and retain our employees;

•	any changes in government regulations and policies; and

•	any changes in the general economic conditions specific to the internet and the movie industry.

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

Our ability to keep our business operating depends on the proper and efficient operation of our computer and database systems, which are hosted by third party providers. Computer and database systems are susceptible to malfunctions and interruptions (including those due to equipment damage, power outages, computer viruses and a range of other hardware, software and network problems), and we cannot guarantee that we will not experience such malfunctions or interruptions in the future. A significant or large-scale malfunction or interruption of one or more of our computer or database systems could adversely affect our ability to keep our operations running efficiently. Any malfunction that results in a wider or sustained disruption to our business could have a material adverse effect on our business, prospects, financial condition and results of operations.

A downturn in the Indian and international economies or instability in financial markets, including a decreased growth rate and increased Indian price inflation, could materially and adversely affect our results of operations and financial condition.

Global economic conditions may negatively impact consumer spending. Prolonged negative trends in the global or local economies can adversely affect consumer spending and demand for our films and may shift consumer demand away from the entertainment we offer. For example, the results of the United Kingdom’s referendum on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business, financial condition and results of operations. In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum. The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last two years after the government of the United Kingdom formally initiates a withdrawal process. However, the referendum has created uncertainty about the future relationship between the United Kingdom and the European Union. The referendum has also given rise to calls for the governments of other European Union member states to consider withdrawing as well. These developments have had and may continue to have an adverse effect on global economic conditions and the stability of global financial markets.

According to the International Monetary Fund’s World Economic Outlook Database, published in April 2017, the GDP growth rate of India is projected to increase from 6.8% in 2016 to approximately 7.2% in 2017 and 7.7% in 2018. The Central Statistics Office has estimated that the growth rate in GDP for the year ended March 31, 2017 is 7.1%.

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

While a significant portion of our revenues are denominated in Indian Rupees, certain contracts for our film content are or may be denominated in foreign currencies. Additionally, we report our financial results in U.S. dollars and most of our debt is denominated in U.S. dollars. We expect that the continued volatility in the value of the Indian Rupee against foreign currency will continue to have an impact on our business. The Indian Rupee experienced an approximately 2.2 increase in value as compared to the U.S. dollar in the Fiscal Year 2017. In the Fiscal Year 2016 it dropped by 2.5%. Changes in the growth of the Indian economy and the continued volatility of the Indian Rupee, may adversely affect our business. As of March 31, 2017, Eros International Plc had debt of $62.67 million in relation to a £50 million retail bond offering in October 2014. There can be no assurance, however, that currency fluctuations will not lead to an increase in the amount of this debt.

Further, at the end of the Fiscal Year 2017 $112.7 million, or 41.5% of our debt, was denominated in U.S. dollars, and we may not generate sufficient revenue in U.S. dollars to service all of our U.S. dollar-denominated debt or the Notes. Consequently, we may be required to use revenues generated in Indian Rupees to service our U.S. dollar-denominated debt or the Notes. Any devaluation or depreciation in the value of the Indian Rupee, compared to the U.S. dollar, could adversely affect our ability to service our debt. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Exchange Rate” for further information.

Although we have not historically done so, we may, from time to time, seek to reduce the effect of exchange rate fluctuations on our operating results by purchasing derivative instruments such as foreign exchange forward contracts to cover our intercompany indebtedness or outstanding receivables. However, we may not be able to purchase contracts to insulate ourselves adequately from foreign currency exchange risks. In addition, any such contracts may not perform effectively as a hedging mechanism. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Exchange Rate” for further information.

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

We also compete with all other sources of entertainment and information delivery, including television, the internet and sporting events such as the Indian Premier League for cricket.

Technological advancements such as Video on Demand (VOD), mobile and internet streaming and downloading have increased the number of entertainment and information delivery choices available to consumers and have intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences including crossover from our Eros Now online entertainment service could negatively impact consumer demand for our films, and there can be no assurance that occupancy rates at theaters or demand for our other distribution channels will not fall.

Competition within the Indian film industry is growing rapidly, and certain of our competitors are larger, have greater financial resources and are more diversified.

The Indian film industry’s rapid growth is changing the competitive landscape, increasing competition for content, talent and release dates. Growth in the Indian film industry has attracted foreign industry participants and competitors, such as Viacom, The Walt Disney Company, 21st Century Fox, Sony Pictures, Amazon, and Netflix, many of which are substantially larger and have greater financial resources, including competitors that own theaters and/or television networks. These larger competitors may have the ability to spend additional funds on production of new films, which may require us to increase our production budgets beyond what we originally anticipated in order to compete effectively. In addition, these competitors may use their financial resources to gain increased access to movie screens and enter into exclusive content arrangements with key talent in the Indian film industry. Unlike some of these major competitors that are part of larger diversified corporate groups, we derive substantially all of our revenue from our film entertainment business. If our films fail to perform to our expectations we are likely to face a greater adverse impact than would a more diversified competitor. In addition, other larger entertainment distribution companies may have larger budgets to monetize growing technological trends. If we are unable to compete with these companies effectively, our business prospects, results of operations and financial condition could suffer. With generally increasing budgets of Hindi, Tamil and Telugu films, we may not have the resources to distribute the same level of films as competitors with greater financial strength.

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

In addition, the prevalence of third party hosting sites and a large number of links to potentially pirated content make it difficult to effectively monitor and prevent digital piracy of our content. Existing copyright and trademark laws in India afford only limited practical protection and the lack of internet-specific legislation relating to trademark and copyright protection creates a further challenge for us to protect our content delivered through such media. Additionally, we may seek to implement elaborate and costly security and anti-piracy measures, which could result in significant expenses and revenue losses. Even the highest levels of security and anti-piracy measures may fail to prevent piracy.

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

We have registered several domain names for websites that we use in our business, such as erosplc.com, erosentertainment.com, erosnow.com and although our Indian subsidiaries currently own over 70 registered trademarks, we have not obtained a registered trademark for any of our domain names. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration or any other cause, we may be forced to market our products under a new domain name, which could cause us to lose users of our websites, or to incur significant expense in order to purchase rights to such a domain name. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours. Domain names similar to ours have been registered in the United States of America, India and elsewhere.

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

Further, advances in technologies or alternative methods of product delivery or storage, or changes in consumer behavior driven by these or other technologies, could have a negative effect on our home entertainment market in India. If we fail to successfully monetize digital and other emerging technologies, it could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

For first release film content, we use a stepped method of amortization and a first 12 months amortization rate based on management’s judgment taking into account historic and expected performance, typically amortizing 50% of the capitalized cost for high budget films released during or after the fiscal year 2014, and 40% of the capitalized cost for all other films, in the first 12 months of their initial commercial monetization, and then the balance evenly over the lesser of the term of the rights held by us and nine years. Our management has determined to adjust the first-year amortization rate for high budget films because of the high contribution of theatrical revenue. Similar management judgment taking into account historic and expected performance is used to apply a stepped method of amortization on a quarterly basis within the first 12 months, within the overall parameters of the annual amortization.

Typically 25% of capitalized cost for high budget films released during or after the fiscal year 2014, and 20% of capitalized cost for all other films, is amortized in the initial quarter of their commercial monetization. In the fiscal year 2009 and the fiscal years prior to 2009, the balance of capitalized film content costs were amortized evenly over a maximum of four years rather than nine. Because management judgment is involved regarding amortization amounts, our amortization practices may not be comparable to other film entertainment companies. In the case of film content that we acquire after its initial monetization, commonly referred to as library, amortization is spread evenly over the lesser of ten years after our acquisition or our license period. At least annually, we review film and content rights for indications of impairment in accordance with International Accounting Standard 36: Impairment of Assets issued by IASB.

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

IFRS 15 is effective for Fiscal Years beginning on or after January 1, 2018 wherein earlier adoption is permitted. The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements. Because the amendment to IFRS 15 has not yet been implemented widely, we cannot yet predict how it will impact our revenues under the new standard. The amendment to IFRS 15 affects all IFRS reporting companies. When the amendment becomes effective, it may have an impact on our consolidated financial statements and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further information.

If we fail to achieve or maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected.

When we cease to qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we will become subject to additional requirements under the Sarbanes-Oxley Act or the SOX Act, including Section 404(b) of the SOX Act which will require our independent registered public accounting firm attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. However, because we qualify as an “emerging growth company” under the JOBS Act, these attestation requirements do not apply to us for up to five years after November 18, 2013, the date of our initial public offering in the United States, unless we cease to qualify as an “emerging growth company.” Our management may conclude in future years, that our internal controls are not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree and may decline to attest to our management’s assessment or may issue an adverse opinion. If we identify control deficiencies as a result of the assessment process in the future, we may be unable to conclude that we have effective internal controls over financial reporting, which are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting and certify the same in a timely manner, could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our A ordinary shares.

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

We have entered, and may continue to enter, into transactions with related parties. We also rely on the Founders Group, which consists of Beech Investments Limited, Kishore Lulla and Vijay Ahuja and associates and enterprises controlled by certain of our directors and key management personnel for certain key development and support activities. While we believe that the Founders Group’s interests are aligned with our own, such transactions may not have been entered into on an arm’s-length basis, and we may have achieved more favorable terms had such transactions been entered into with unrelated parties. If future transactions with related parties are not entered into on an arm’s-length basis, our business may be materially harmed.

Further, because certain members of the Founders Group are controlling shareholders of, or have significant influence on, both us and our related parties, conflicts of interest may arise in relation to dealings between us and our related parties and may not be resolved in our favor. For further information, see “Certain Relationships and Related Party Transactions.”

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

Eros India has entered into shareholder agreements with third party shareholders of two of its non-wholly-owned subsidiaries, Big Screen Entertainment Private Limited, and Ayngaran International Limited (“Ayngaran”), and have signed a term sheet with Colour Yellow Productions Private Limited. See “Business” for further information. These agreements contain various restrictions on our rights in relation to these entities, including restrictions in relation to the transfer of shares, rights of first refusal, reserved board matters and non-solicitation of employees by us. We may also face operational limitations due to restrictive covenants in such shareholder agreements. In addition, under the terms of our shareholder agreement in relation to Big Screen Entertainment Private Limited, disputes between partners are required to be submitted to arbitration in Mumbai, India. These restrictions in our current shareholder agreements, and any restrictions of a similar or more onerous nature in any new or amended agreements into which we may enter, may limit our control of the relevant subsidiary or our ability to achieve our business objectives, as well as limiting our ability to realize value from our equity interests, any of which could have a material adverse effect on our business, prospects, financial condition and results of operations.

The interests of the other shareholders with respect to the operation of Big Screen Entertainment Private Limited, Colour Yellow Productions Private Limited and Ayngaran may not be aligned with our interests. As a result, although we own a majority of the ownership interest in each of Big Screen Entertainment Private Limited, Ayngaran and 50% of the shareholding of Colour Yellow Productions Private Limited, taking actions that require approval of the minority shareholders (or their representative directors), such as entering into related party transactions, selling material assets and entering into material contracts, may be more difficult to accomplish.

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

Pursuant to the Indian Cinematograph Act, 1952, or the Cinematograph Act, films must be certified for adult viewing or general viewing in India by the Central Board of Film Certification, or CBFC, which looks at factors such as the interest of sovereignty, integrity and security of the relevant country, friendly relations with foreign states, public order and morality. There may be similar requirements in the United Kingdom, Canada and Australia, among other jurisdictions. We may be unable to obtain the desired certification for each of our films and we may have to modify the title, content, characters, storylines, themes or concepts of a given film in order to obtain any certification or a desired certification for broadcast release that will facilitate distribution and monetization of the film. Any modification or receipt of an undesirable certification could reduce the appeal of any affected film to our target audience and reduce our revenues from that film, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

Litigation and negative claims about us or the Indian film entertainment industry generally could have a material adverse impact on our reputation, our relationship with distributors and co-producers and our business operations.

We and certain of our directors and officers are subject to various legal civil and criminal proceedings in India. We are also subject to certain tax proceedings in India, including service tax claims aggregating to approximately $61 million, value added tax and sales tax claims aggregating to approximately $3 million, as of March 31, 2017 for the period between Fiscal Year 2010 to Fiscal Year 2015. In addition, there have been certain public allegations made against the Indian film entertainment industry generally, as well as against certain of the entities and individuals currently active in the industry about purported links to organized crime and other negative associations. As our success in the Indian film industry partially depends on our ability to maintain our brand image and corporate reputation, in particular in relation to our dealings with creative talent, co-producers, distributors and exhibitors, any such proceedings or allegations, public or private, whether or not routine or justified, could tarnish our reputation and cause creative talent, co-producers, distributors and exhibitors not to work with us. See “Business Overview— Litigation” for further details.

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

Taxes generally are levied on a state-by-state basis for the Indian film industry. Recently, there has been interest in rationalizing the industry’s taxes by instituting a uniform set of entertainment taxes administered by the Indian government. Such changes may increase our tax rate, which could adversely affect our financial condition and results of operations. Furthermore, in certain states, theater multiplexes have enjoyed entertainment tax benefits that may be disrupted or discontinued if India moves to a uniform entertainment tax system. This could slow the construction of new multiplexes, and may impact single screen theaters in tier 2 and tier 3 cities converting their 1,000 seater theaters into multiplexes with 2 or 3 screens with seating capacity of 300 seats or less, which we believe is a key driver for domestic theatrical revenue growth. Separately, there are certain deductions available to film producers for expenditures on production of feature films released during a given year. These tax benefits may be discontinued and impact current and deferred tax liabilities. In addition, the government of India has issued and may continue to issue tariff orders setting ceiling prices for distribution of content on cable television service charges in India.

Other proposed changes in the Indian law and policy environment which may have an impact on our business, results of operations and prospects, to the extent that we are unable to suitably respond to and comply with any such changes in applicable law and policy include the following:

•	The General Anti Avoidance Rules (“GAAR”) have come into effect from financial year 2017-18. The tax consequences of the GAAR provisions being applied to an arrangement could result in denial of tax benefit under the domestic tax laws as well as under a tax treaty, amongst other consequences. In the absence of any precedents on the subject, the application of these provisions is uncertain.

Over the years, Indian Government has come up with various initiatives to accelerate economic growth, boost Indian markets and achieve transparency in the tax structures. GST is one such initiative which is expected to bring in all of these benefits and much more. It is estimated that GST will positively impact economic growth.

•	The Government of India has w.e.f. 1 July, 2017 implemented comprehensive national Goods and Services Tax (“GST”) that subsumes all existing indirect taxes such as Excise Duty, Service Tax, Countervailing Duty (CVD), Value Added Tax (VAT), Entertainment Tax at State level, Entry Tax etc. and only one tax i.e. GST is to be levied and collected on value additions at each stage of supply of goods and services at national level. . GST is introduced in view of amendment made to the Constitution of India, by the Constitution (One Hundred and First Amendment) Act 2016, which grants enabling powers to central and state government to make laws relating to GST. While the Government of India and certain state governments have announced that all committed incentives will be protected following the implementation of the GST, given the limited availability of information in the public domain concerning the GST, we cannot provide any assurance as to this or any other aspect of the tax regime following implementation of the GST. Any future increases or amendments may affect the overall tax efficiency of companies operating in India and may result in significant additional taxes becoming payable. If, as a result of a particular tax risk materializing, the tax costs associated with certain transactions are greater than anticipated, it could affect the profitability of such transactions.

•	GST is also expected to bring in overall tax efficiencies in the business due to factors such as reduction in effective tax rate, seamless flow of credit, simplified tax structure, abolishment of inter-state barriers, reduction in cascading effect of taxes etc. Further, it is anticipated that, zero rated exports will enhance international competitiveness. Also, the uniform tax rates all across the country will make GST neutral to geographical locations.

•	The Organization of Economic Co-operation and Development (OECD) released the final package of all Action Plans of the Base Erosion and Profit Shifting (BEPS) project in October 2015. India is a member of G20 and active participant in the BEPS project. The BEPS project lead to a series of measures being developed across several actions such as the digital economy, treaty abuse, design of Controlled Foreign Company Rules, intangibles, country-by-country reporting, preventing artificial avoidance of PE status, improving dispute resolution etc. Several of these measures required implementation through changes in domestic law. As regards those measures which required implementation through changes to bilateral treaties, it was felt that a Multilateral Convention (MLI) that modified the existing bilateral treaty network would be preferable as it would ensure speed and consistency in implementation. Accordingly, MLI was introduced to incorporate treaty related measures identified as part of the final BEPS measures in relation to:
−	Neutralising the effects of hybrid mismatch arrangements;
−	Preventing the granting of treaty benefits in inappropriate circumstances;
−	Preventing the artificial avoidance of Permanent Establishment status;
−	Making dispute resolution mechanisms more effective.

India has signed the MLI to implement tax treaty related measures to prevent BEPS, on 7 June 2017. The MLI will operate to modify the existing tax treaties entered into between various countries.

An equalization levy or EL in respect of e-commerce transactions has been introduced in India with effect from June 1, 2016. EL is to be deducted in respect of payments towards “specified services” (in excess of Indian Rupees 100,000). A “specified service” means online advertisement, any provision for digital advertising space or any other facility or service for the purpose of online advertisement and includes any other service as may be notified. Deduction of EL at the rate of six per cent (on a gross basis) is the responsibility of Indian residents / non-residents having a permanent establishment or PE in India on payments to non-residents (not having a PE in India). Consequently, if a non-resident (not having a PE in India) earns income towards a “specified service” which is chargeable to EL, then the same would be exempt in the hands of non-resident company.

Also, the concept of Place of Effective Management (POEM) is introduced for the purpose of determining tax residence of foreign companies in India. The POEM is defined to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole are in substance made. This could have significant impact on the foreign companies holding board meeting(s) in India, having key managerial personnel located in India, having regional headquarters located in India, etc. One of the key consequences in case the POEM of a foreign company is considered to be situated in India and consequently, it becomes tax resident in India, is that its global income would be taxable in India (even if it is not earned in India).

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

Numerous countries, including India, have experienced community disturbances, strikes, terrorist attacks, riots, epidemics and natural disasters. These acts and occurrences may result in a loss of business confidence and could cause a temporary suspension of our operations, for example, local authorities close theaters and could have an adverse effect on the financial markets and economies of India and other countries. Such closures have previously, and could in the future, impact our ability to exhibit our films and have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, travel restrictions as a result of such events may interrupt our marketing and distribution efforts and have an adverse impact on our ability to operate effectively.

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

Our Indian subsidiary, Eros India, from which we derive a substantial portion of our revenues, is publicly listed on the Indian stock exchanges. As such, under Indian law, minority stockholders have certain rights and protections against oppression and mismanagement. Further, as of June 30, 2017 we owned approximately 66.22% of Eros India. Over time, we may lose control over its activities and, consequently, lose our ability to consolidate its revenues.

Dividend distributions by our subsidiaries are subject to certain limitations under local laws, including Indian and Dubai law and other contractual restrictions.

As a holding company, we rely on funds from our subsidiaries to satisfy our obligations. Dividend payments by our subsidiaries, including Eros India, are subject to certain limitations under local laws. For example, under Indian law, dividends other than in cash are not permitted and cash dividends are only permitted to be paid out of distributable profits. Dubai law imposes similar limitations on dividend payments. An Indian company paying dividends is also liable to pay dividend distribution tax at an effective rate of 20.3% including cess and surcharge. In addition, the Shareholders Agreement of Ayngaran, limits the ability of that entity to pay dividends without shareholders’ approval.

The Relationship Agreement with our subsidiaries may not reflect market standard terms that would have resulted from arm’s length negotiations among unaffiliated third parties and may include terms that may not be obtained from future negotiations with unaffiliated third parties.

The 2009 Relationship Agreement was renewed with the execution of the 2016 Relationship Agreement between Eros India, Eros Worldwide and us (“Relationship Agreement”). The Relationship Agreement, exclusively assigns to Eros Worldwide, certain intellectual property rights and all distribution rights for films, excluding certain Tamil films (and other than global digital distribution rights, which are retained by Eros Worldwide), in all territories other than India, Nepal, and Bhutan, that are held by between Eros India and certain of its subsidiaries (the “Eros India Group”). In return, Eros Worldwide provides a lump sum minimum guaranteed fee to the Eros India Group in a fixed payment equal to 40% of the production cost of such film (including all costs incurred in connection with the acquisition, pre-production, production or post-production of such film), plus an amount equal to 20% thereon as markup. We refer to these payments collectively as the Minimum Guaranteed Fee. Eros Worldwide is also required to reimburse the Eros India Group pre-approved distribution expenses in connection with such film, plus an amount equal to 20% thereon as markup (“distribution expenses”). In addition, 15% of the gross proceeds received by the Eros International Group from monetization of such films, after certain amounts are retained by the Eros International Group, are payable over to the Eros India Group.

The Relationship Agreement may not reflect terms that would have resulted from arm’s length negotiations among unaffiliated third parties, and the Eros’s future operating results may be negatively affected if it does not receive terms as favorable in future negotiations with unaffiliated third parties. Further, as Eros does not have complete control of Eros India, it may lose control over its activities and, consequently, its ability to ensure its continued performance under the Relationship Agreement.

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

As of March 31, 2017, we had $271.5 million of borrowings outstanding of which $180.7 million is repayable within one year. We may also incur substantial additional indebtedness. Our indebtedness could have important consequences, including the following:

•	we may be unsuccessful in refinancing our revolving credit facility;

•	we could have difficulty satisfying our debt obligations, and if we fail to comply with these requirements, an event of default could result;

•	we may be required to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the cash flow available to fund working capital, capital expenditures and other general corporate activities or to pay dividends;

•	in order to manage our debt and cash flows, we may increase our short-term indebtedness and decrease our long-term indebtedness which may not achieve the desired results;

•	covenants relating to our indebtedness may restrict our ability to make distributions to our shareholders;

•	covenants relating to our indebtedness may limit our ability to obtain additional financing for working capital, capital expenditures and other general corporate activities, which may limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	lenders are able to require us to repay their secured loans to each of Eros India and Eros International Limited prior to their maturity, which as of March 31, 2017, represented $100.03 million of the outstanding indebtedness of Eros India and $17.98 million as of March 31, 2017 of the outstanding indebtedness of Eros International Limited. Further in the event we decide to repay certain lenders of Eros India, we will be required to obtain their prior approval and/or prior notice of up to 30 days and this may also involve levy of prepayment charges of up to 2%;

•	certain Eros India loan agreements are subject to annual renewal, and until these renewals are obtained, the lenders under these loan agreements may at any time require repayment of amounts outstanding. As at March 31, 2017, loan agreements amounting to $26.0 million were pending annual renewal;

•	we may be more vulnerable to general adverse economic and industry conditions;

•	we may be placed at a competitive disadvantage compared to our competitors with less debt; and

•	we may have difficulty repaying or refinancing our obligations under our senior credit facilities on their respective maturity dates.

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

We cannot assure that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds that may be realized from those sales, or that additional financing could be obtained on acceptable terms, if at all.

Our ability to incur debt and the use of our funds could be limited by the restrictive covenants in existing credit facilities as well as our GBP denominated London Stock Exchange listed bond (“UK Retail Bond”).

Our existing credit facilities and the UK Retail Bond contain restrictive covenants, as well as requirements to comply with certain leverage and other financial maintenance tests. These covenants and requirements could limit our ability to take various actions, including incurring additional debt, guaranteeing indebtedness and engaging in various types of transactions, including mergers, acquisitions and sales of assets. These covenants could place us at a disadvantage compared to some of our competitors, who may have fewer restrictive covenants and may not be required to operate under these restrictions. Further, these covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, mergers and acquisitions or other opportunities.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful.

Based on interest rates as of March 31, 2017, and assuming no additional borrowings or principal payments on our credit facilities and the UK Retail Bond until their maturities, we would need approximately $180.7 million over the next year, and $89.96 million over the next five years, to meet our principal and interest payments under our debt agreements. Our ability to satisfy our debt obligations will depend upon, among other things:

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

Our trade accounts receivables were $226.8 million as at March 31, 2017, $169.3 million as of March 31, 2016 and $197.8 million as at March 31, 2015. If the cash flow, working capital, financial condition or results of operations of our customers deteriorate, they may be unable, or they may otherwise be unwilling, to pay trade account receivables owed to us promptly or at all. In addition, from time to time, we have significant concentrations of credit risk in relation to our trade account receivables as a result of individual theatrical releases, television syndication deals or music licenses. Although we use contractual terms to stagger receipts and/or the release or airing of content, as of March 31, 2017, 25.1% of our trade account receivables were represented by our top five debtors, compared to 54.2% as of March 31, 2016. Any substantial defaults or delays by our customers could materially and adversely affect our cash flow, and we could be required to terminate our relationships with customers, which could adversely affect our business, prospects, financial condition, results of operations.

We face risks relating to the international distribution of our films and related products.

We derive a significant percentage of our net revenues from customers located outside of India. We derived 48.9% of our fiscal year 2017 net revenue from the monetization of our films in territories outside of India. We do not track revenues by geographical region other than based on our Company or customer domicile and not necessarily the country where the rights have been monetized or licensed. As a result, revenue by customer location may not be reflective of the potential of any given market. As a result of changes in the location of our customers, our revenues by customer location may vary year to year. Further, we may enter into a number of our contracts for international markets that have longer payment cycles that may extend up to a year from the date of the contract creating a mismatch in revenue and cash received.

We are currently in the process of entering the China market. If we are unsuccessful in the production, distribution and monetization of films not only in India but also in the international markets including China, we may suffer losses and it may materially affect our growth prospects.

Our business is subject to risks inherent in international trade, many of which are beyond our control. These risks includes:

•	fluctuating foreign exchange rates;

•	laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and withholding taxes and changes in these laws;

•	differing cultural tastes and attitudes, including varied censorship laws;

•	differing degrees of protection for intellectual property;

•	financial instability and increased market concentration of buyers in other markets;

•	higher past due debtor days and difficulty of collecting trade receivables across multiple jurisdictions;

•	the instability of other economies and governments; and

•	war and acts of terrorism.

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

Prior to November 12, 2013, our ordinary shares had been admitted on the Alternative Investment Market of the London Stock Exchange (“AIM”) since 2006 and our ‘A’ ordinary shares have been traded on the New York Stock Exchange (“NYSE”) since our initial public offering. The trading price of our ordinary shares on AIM and the NYSE has been highly volatile. For example, the highest price that our ordinary shares traded in the period beginning November 12, 2012 and ending November 12, 2013 was $4.48 per share and the lowest price was $2.96 per share, prior to giving effect to the one-for-three reverse stock split effectuated on November 12, 2013. Since the listing of our A ordinary shares on the NYSE, the highest closing price of the A ordinary shares, in the period beginning November 12, 2013 and ended May 31, 2017, was $39.01 per share and the lowest price was $5.59 per share. The market price of the A ordinary shares on the NYSE may fluctuate as a result of several factors, including the following:

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

Our B ordinary shares have ten votes per share and our A ordinary shares, which are trading on the NYSE, have one vote per share. As of June 30, 2017, the Founders Group collectively owns 43.93% of our issued share capital in the form of 12,783,454 A ordinary shares, representing 6.89% of the voting power of our outstanding ordinary shares, and 13,879,382 B ordinary shares, representing all of our B ordinary shares and 74.77% of the voting power of our outstanding ordinary shares.

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

Judgements obtained against us by our shareholders may not be enforceable.

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

Based upon the past and projected composition of our income and valuation of our assets, we do not believe we will be a PFIC for our taxable year ending December 31, 2017, and we do not expect to become one in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC for any taxable year is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either:

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of our Company

Eros International Plc was incorporated in the Isle of Man as of March 31, 2006 under the Companies Act 1931 commonly known as the 1931 Act — see “Part II — Item 4. Information on the Company — Government Regulations,” as a public company limited by shares. Effective as of September 29, 2011, the Company was de-registered under the 1931 Act and re-registered as a company limited by shares under the Isle of Man, Companies Act 2006 (as amended) commonly referred to as the 2006 Act. We maintain our registered office at Fort Anne, Douglas, Isle of Man IM15PD, our principal executive office in the U.S.A is at 550 County Avenue, Secaucus, New Jersey 07094; and our telephone number is +1(201) 558-9021. We maintain a website at www.erosplc.com. Information contained in our website is not a part of, and is not incorporated by reference into, this annual report.

Our capital expenditures in fiscal 2017, 2016 and 2015 were $173.5 million, $211.3 million and $276.2 million respectively. Our principal capital expenditures were incurred for the purposes of purchasing intangible film rights and related content. We expect our capital expenditure needs in fiscal 2018 to be approximately $180-$200 million, a significant amount of which we expect to be used for the acquisition of further intangible film rights and related content.

B. Business Overview

Eros International Plc is a leading global company in the Indian film entertainment industry, which co-produces, acquires and distributes Indian language films in multiple formats worldwide. The Company was founded in 1977 and is one of the oldest companies in the Indian film industry to focus on international market. We believe we are pioneers in our business. Our success is built on the relationships we have cultivated over the past 40 years with leading talent, production companies, exhibitors and other key participants in our industry. By leveraging these relationships, we have aggregated rights to over 3,000 films in our library, including recent and classic titles that span different genres, budgets and languages. Eros Now, our digital OTT entertainment service, has rights to over 10,000 films, out of which around 5,000 films are owned in perpetuity, across Hindi and regional languages from Eros’s internal library as well as third party aggregated content, which we believe makes it one of the largest Indian movie offering platforms around the world.

We have a multi-platform business model and derive revenues from the following three distribution channels:

•	Theatrical: The theatrical channel largely includes revenues from multiplex chains and single screen theaters. We are a leading player in a growing and under-penetrated cinema market with three out of top four and seven out of top 15 box office hits in calendar year 2015. We released a total of 45 films in fiscal year 2017, including five high budget films and 10 medium budget films, which is indicative of our scale and leading market position.

•	Television Syndication: We de-risk our theatrical revenues while enhancing revenue predictability through pre-sales and television syndication which includes satellite television broadcasting, cable television and terrestrial television which are facilitated by our long-standing Eros brand, reputation and industry relationships. We license Indian film content (usually a combination of new releases and existing films in our library) over a stated period of time in exchange for a license fee, where payments terms may extend up to a year; and

•	Digital and ancillary: In addition to our theatrical and television distribution networks, we have a global network for the digital distribution of our content, which consists of full length films, music, music videos, clips and other video content. Through our digital distribution channel, we mainly monetize music assets and distribute movies and other content primarily in Internet Protocol television (IPTV), Video on Demand (VOD) (including Subscription Video on Demand (SVOD) and Direct-to-Home (DTH)) and online internet channels. This enables us to prolong the lifecycle of our films and film library. We are present in a high-growth digital market with India projected to have over 969 million wireless internet users by 2021, according to the FICCI Report 2017.

Content development and acquisition

The success of our film distribution business lies in our ability to acquire and develop content. We have been building and adding to our film library for the past 40 years and each year, through acquisition and co-production arrangements, we seek to acquire rights to 60 to 70 additional films. We currently own or have license rights over approximately 3,000 films, including recent and classic titles that span different genres, budgets and languages. Each year, we focus on co-production, acquisition and distribution of a diverse portfolio of Indian language and themed films that we believe will have a wide audience appeal. For fiscal 2017, we released a total of 45 films in India and overseas. These comprised 12 Hindi films, 16 Tamil and 2 Telugu language films and 15 regional films. The Company’s strong portfolio of films drove theatrical, television and digital/ancillary revenues worldwide with key titles such as Housefull 3 (Hindi), Sardaar Gabbar Singh (Telugu), Baar Baar Dekho (Hindi), Dishoom (Hindi) and Ki and Ka (Hindi), Rock On 2 (Hindi), Kahaani 2 (Hindi), Chaar Sahibzaade 2 (Punjabi) and Double Feluda (Bengali) contributing a significant share to our revenue for fiscal 2017.

For fiscal year 2017 our aggregate revenues were $253 million which were derived from theatrical, television syndication and digital and ancillary distribution channels. Our typical annual slate of new releases consists of both Hindi language films and regional language films, primarily Tamil, Telugu and other regional Indian languages. Our most expensive films are generally the high and medium budget films (mainly Hindi and a few Tamil and Telugu films) which we release globally. Of the total 45 movies acquired in the year, five are high budget films. We released 10 medium budget films in fiscal 2017 which mainly comprise Hindi, Tamil, Telugu and regional language films. This annual release slate is built around the high budget films to create a slate that will attract varying segments of the audience. The low budget film slate consists of Hindi, Tamil, Telugu and other regional language films.

We have maintained our focus on high and medium budget Hindi films because these films typically have better production values, more recognizable stars that attract larger theatrical audiences and also drive higher revenues from television syndication in India. We seek to mitigate the risks associated with these high budget films through the use of our extensive pre-sale strategies. We have increased our focus on high and medium budget Tamil and Telugu films for similar reasons. In addition, we can release a Tamil and Hindi film on the same date as they cater to different audiences, which allow us to effectively schedule releases for our film portfolio and to take a greater combined share of the box office on those release dates.

With a focus on creating intellectual property in-house along with delivering wholesome entertainment to audiences, we have entered into key co-production partnerships with producers and directors. Colour Yellow Production, a subsidiary of Eros India with Anand L Rai has announced film releases across budgets, genres and languages, which also includes Anand L Rai’s directorial venture. This co-production model along with our in-house production franchise ‘Trinity’ gives us better visibility on actual cost of production ensuring capped budgets and exclusive distribution rights, typically for at least 20 years.

In-House Production Arm — Trinity Pictures

We set up Trinity Pictures in fiscal year 2015 as what we believe to be one of India’s first dedicated franchise studio that creates valuable intellectual property around powerful character and plot-driven franchises and monetizes these properties across films, merchandising, gaming amongst others. Trinity’s first franchise “Sniff-I Spy” is currently in production and is set for release in fiscal year 2018. Two editions of Sniff comics have already been released along with iconic Chacha Choudhary comics. These comics are available in five languages. Sniff mobile games and video games will also hit the markets following the movie’s release. Merchandizing and animation series are also being prepared.

Trinity Pictures, the company’s visionary venture and in-house franchise label has more than twenty franchises across new and diverse genres. Out of these twenty franchises, five are lined up in the next couple of years — a spy-superhero film, Sniff directed by Amole Gupte, — a live action tri-lingual (Hindi, Telugu and Tamil) elephant film to be directed by multiple award-winning Tamil director, Prabhu Solomon, ace director Krish’s buddy cop film which will be shot in Hindi and Tamil simultaneously, featuring popular lead actors from both South India and the Hindi film industry, an action thriller to be directed by Vipul Amrutlal Shah to be shot next year and two Indo-China co-productions, a first for any Indian studio — Kabir Khan’s travel drama and Siddharth Anand’s cross-cultural romantic comedy currently titled Love In Beijing.

Award winning content / franchise

We are strategically positioned as a leader in our industry and are able to monetize our films through multiple channels globally. We have won over 189 awards in the last three Fiscal Years including Best Studio of the Year and Excellence in International Distribution. Some of our films from fiscal year 2017 that won awards include – Dishoom, Baar Baar Dekho, Phobia, Nil Battey Sannata, Parktan, Olappeeppei. Further, our films won Best Film, Best Director, Best Story, Best Actor, Best Music, Best Special Effects awards and Best Child Actor awards, to name a few. Bajrangi Bhaijaan won 37 awards including National Award for Popular Film. Bajirao Mastani won over 78 award titles including National Award for Best Director. Tanu Weds Manu Returns won 18 awards including National Award for Best Female Actor in a leading role, Hero won 7 awards and Badlapur won 7 awards. Our Malayalam film Pathemari also won a national award for Best Malayalam Film.

Market opportunity

Domestic: Our distribution capabilities enable us to target a majority of the 1.3 billion people in India, our primary market for Hindi language films where, according to bollywoodhungama.com, we participated in two, seven and four films of the top fifteen grossing films in India, in calendar year 2016, 2015 and 2014 respectively. Recently, as demand for regional films and other media has increased in India, our brand recognition in Hindi films has helped us to grow our non-Hindi film business by targeting regional audiences in India and overseas. With our distribution network for Hindi and Tamil films and additional distribution support through our majority owned subsidiary, Ayngaran, we believe we are well positioned to expand our offering of non-Hindi content.

Overseas: Depending on the film, the distribution rights we acquire may be global, international or India only. Indian films have a global appeal and their popularity has been increasing in many countries that consume dubbed and subtitled foreign content in local languages. These markets includes Germany, Poland, Russia, France, Italy, Spain, Indonesia, Malaysia, Japan, South Korea, the Middle East and Latin America among others. Additionally, there is a large established Indian diaspora in North America which has a strong interest in the content of the Indian film industry. In all these markets it is the locals who are neither English nor Hindi speaking who view the content of the Indian film in a dubbed or subtitled version in their language, similar to the manner in which they view Hollywood content. In markets with large South Asian populations, such as the United States and the United Kingdom, comScore reported our market share (as an average over the preceding six calendar years to 2016) as 31% of all theatrically released Indian language films in the United Kingdom and the United States, based on gross collections. Other international markets that exhibit significant demand for subtitled or dubbed Indian-themed entertainment include Europe and Southeast Asia. China is increasingly becoming an important market and we expect to release select films from our slate for wider release into China. In fiscal year 2017, a Bollywood Film Dangal was released in China across 9,000 screens and grossed about $180 million at the box office, underpinning the potential of the China Market. As per information published by Campaign Asia-Pacific, based on data from PricewaterhouseCoopers’ Global Entertainment and Media Outlook 2016 — 2020 (“PwC Outlook 2016”), China is expected to overtake the U.S. box office this year. The China box office grew 49% in 2015 to $6.3 billion and was expected to grow to $10.3 billion this year. In comparison, the U.S. box office was expected to contract from $10.3 billion to $10 billion this year. Hollywood’s share of the Chinese box office has slipped to 38.4% in 2015 from 45.5% in 2014. In early 2014 China had just under 19,000 screens and by end of 2015 that number grew to almost 32,000, with 8,035 screens being added in 2014. Overall China is propelling Asia-Pacific’s growth (including Indonesia and Malaysia) with box office revenue across Asia-Pacific expected to grow to $21.11 billion in 2020 and continues to emerge as an important growth markets for the Indian film industry.

Eros Now

Eros Now has over 60 million registered users across WAP, APP and Web and had 2.1 million paying subscribers as of March 31 2017. Eros Now has steadily grown its registered user base from 19 million users in the fourth quarter of Fiscal 2015 to 60 million users in Fiscal 2017, an overall growth of 216% during the period. Eros Now has steadily grown its paying subscribers from 1.1 million users in the first quarter of Fiscal 2017 to 2.1 million users in the fourth quarter of Fiscal 2017, an overall growth of 91% in the same period. Continuing with the momentum as of June 2017, Eros Now has 68 million registered users and 2.9 million paying subscribers. We define paying subscribers to mean any subscriber who has made a valid payment to subscribe to a service that includes Eros Now services as part of a bundle or on a standalone basis, either directly or indirectly through an OEM or TELCO in any given month, be it through a daily, weekly or monthly billing pack, as long as the validity of the pack is for at least one month. While a majority of registered users are from India, Eros Now has registered users in 135 different countries.

Eros Now is focused on offering quality content including Indian films, music and original shows, opening new markets, delivering consumer-friendly product features such as offline viewing and subtitles and adopting a platform agnostic distribution strategy on Android and iOS platforms across mobile phones, tablets, cable or internet, including through deals with OEMs. Eros Now has integration deals around the world with telecom operators and different OEMs and connected devices. Content is a key driver behind Eros Now’s success. We believe our library size of over 10,000 films with over 50% of the library is held in perpetuity and 30% expiry over next 10 years will position Eros Now to be the largest Indian language OTT service worldwide.

Our revenue model focuses on business to business (B2B) distribution which includes our partnerships with leading mobile operators in India, including Idea Cellular, Bharti-Airtel, Vodafone, BSNL and Reliance Jio. With these platforms offering Eros Now integrated as part of their video services, it has increased Eros Now’s potential of reaching a significant number of India’s total mobile subscribers. Eros Now also has partnered with Micromax, Samsung and Smartron to pre-bundle Eros Now in smart phones sold in India. It has also entered into partnerships with several leading electronic payment platforms including Paytm, Mobikwik, SBI Buddy, Freecharge and Speedpay that enable Eros Now subscribers to make easy and hassle free payments using e-wallet services. Eros Now recently announced a strategic integration deal with Ola, India's leading mobile app for transportation, using Ola’s connected in-car entertainment platform for ridesharing, Ola Play. This strategic revenue-sharing partnership will enable an immersive and personalized experience that customers can seamlessly control through their smartphones as well as through a device mounted at the back of the seat.

Eros Now has also entered the Malaysian market with partnerships with the country’s leading telecom operators, Maxis Berhad and U Mobile. Eros Now is the only Indian OTT platform to penetrate the growing Malaysian market. Eros Now recently entered into a partnership with T-Mobile’s video streaming program, Binge On. Eros Now is accessible to T-Mobile’s large customer base of approximately 71.5 million users across the U.S.A., who can stream its extensive library of Bollywood and regional language films, music, and originals. Eros Now is available on Lyca TV, which is the world’s largest OTT ethnic entertainment provider and delivers broad range of international content across multiple devices. Eros Now has also partnered with Jadoo TV, a leading distributor of internet based South Asian and multicultural content provider across the U.S.A., Europe and Australia. Eros Now is focused on the monetization of its global user base and has a target to achieve 6 to 8 million paying subscribers by the end of fiscal 2018.

Eros Now has billing integration system with Fortumo, a leading global provider of direct carrier billing. Fortumo payments cover 98 markets and connect merchants to subscribers of more than 350 mobile operator networks. Apple has featured the Eros Now app in its “App Store Best of 2016”.

Eros Now enhances its consumer appeal through exploring dynamic genres to create unseen, relatable and contemporary “Originals” that target the youth of India and are an important part of the Eros Now content strategy. Eros Now’s original content offering began with the release of Salute Siachen, India’s first ever celebrity high endurance expedition to the Siachen Glacier which was shot on a mobile phone. In addition, Eros Now originals such as Flesh by Siddharth Anand, Smoke and Side Hero will be launched in Fiscal 2018. These originals follow a rigorous greenlighting process just like films, with script, screenplay, budgeting pilot episode production, market research and testing of the pilot episode and final production. Eros Now has also added a series of short originals titled Black and White which range from interviews to teˆ te-a¨ -teˆ te with leading talent from the Indian film industry and are shot exclusively for Eros Now. Another short form of original content available on Eros Now is “E-Buzz”, this offers exclusive behind the scene to all social celebrity events on the calendar.

Eros Now — Market Opportunity

Eros Now is uniquely positioned to benefit from the fast growing internet and mobile penetration in India. As per Telecom Regulatory Authority of India (TRAI) there are over 1.2 billion wireless subscribers in India at the end of December 2016. The number of wireless internet users in India are likely to cross 969 million by 2021. The number of internet-enabled mobile phones exceeded 300 million in 2016 and is expected to hit 700 million in 2021. It is expected that over the next couple years, 3G and 4G subscribers would constitute over 80% of the wireless internet subscribers base. Initiatives such as broadband rollout and public Wi-Fi as part of the government’s Digital India campaign and the promotion of 4G data packs by leading telecoms will only help boost the quality of digital infrastructure in India.

Our portfolio of films over the last three completed fiscal years comprised 173 films. In fiscal 2017 our aggregate revenues were $253 million and we released 45 films in total either in India, overseas or both. These comprised 12 Hindi films, 16 Tamil films and 17 regional language films. The Company’s strong portfolio of films like Ki & Ka, Housefull 3, Baar Baar Dekho, Kahaani 2 (Overseas), Sardaar Gabbar Singh, 24 (Tamil), Janatha Garage and Dishoom drove theatrical, television and digital/ancillary revenues worldwide.

Our total revenues for fiscal 2017 decreased to $253.0 million from $274.4 million in fiscal 2016, our net income decreased to $11.5 million for fiscal 2017 from $13.3 million in fiscal 2016, EBITDA (Non-GAAP) increased to $42.5 million in fiscal 2017 from $36.3 million in fiscal 2016 and Adjusted EBITDA (Non-GAAP) decreased to $55.7 million from $70.9 million in fiscal 2016.

The tables below set forth, for the periods indicated, revenue by primary geographic area based on customer location, and the percentage share of total revenue.

	Year ended March 31,
	2017	2016	2015
	(in thousands)
India	$129,251	$158,843	$109,513
Europe	7,695	24,367	27,146
North America	10,132	19,865	19,052
Rest of the world	105,916	71,353	128,464
Total revenue	$252,994	$274,428	$284,175

	Year ended March 31,
	2017	2016	2015
	(%)
India	51.1	57.9	38.5
Europe	3.0	8.9	9.6
North America	4.0	7.2	6.7
Rest of the world	41.9	26.0	45.2
Total revenue	100.0%	100.0%	100.0%

Our Competitive Strengths

We believe the following competitive strengths position us as a leading global company in the Indian film entertainment industry.

Leading co-producer and acquirer of new Indian film content, with an extensive film library.

As one of the leading participants in the Indian film entertainment industry we believe our size, scale and market position will continue contributing to our growth in India and internationally. We have established our size and scale by aggregating a film library of over 3,000 films. We have demonstrated our leading market position by releasing, internationally or globally, Hindi language films which were among the top grossing films in India in calendar years 2016, 2015 and 2014. We believe that we have strong relationships with the Indian creative community and a reputation for quality productions. We set up Trinity Pictures to become what we believe to be one of India’s first dedicated franchise studio that develops valuable intellectual property in the form of franchise films and have already commissioned two Indo-Chinese co-production films under the Trinity Pictures.

We believe that these factors, along with our worldwide distribution platform, will enable us to continue to attract talent and film projects of a quality that we believe is one of the best in our industry, and build what we believe will continue to be a strong film slate in the coming years with some of the leading actors and production houses with whom we have previously delivered our biggest hits. We believe that the combined strength of our new releases and our extensive film library positions us well to build new strategic relationships.

Established, worldwide, multi-channel distribution network with entry proposed into China.

We distribute our films to the Indian population in India, the South Asian diaspora worldwide and to non-Indian consumers who view Indian films that are subtitled or dubbed in local languages. Internationally, our distribution network extends to over 50 countries, such as the United States, the United Kingdom and throughout the Middle East, where we distribute films to Indian expatriate populations, and to Germany, Poland, Russia, Romania, Indonesia, Malaysia, Taiwan, Japan, South Korea, China and Arabic and Spanish speaking countries, where we release Indian films that are subtitled or dubbed in local languages. China is increasingly becoming an important market and we expect to release selected successful films from our slate for wider release into China. We are also planning the release of our Indo-Chinese co-productions in Fiscal 2019 in India, China and the rest of the world. Through this global distribution network, we distribute Indian entertainment content over three primary distribution channels — theatrical, television syndication and digital and ancillary platforms. Our primarily internal distribution network allows us greater control, transparency and flexibility over the regions in which we distribute our films, which we believe results in the direct exploitation of our films without the payment of significant commissions to sub-distributors. Our digital presence – Eros Now, strategically positions us to a capture a large digital opportunity in India and globally and provides a new avenue to further monetize our content library.

Diversified revenue streams and pre-sale strategies mitigate risk and promote stable cash flow generation.

Our revenue model is diversified by three major distribution channels:

•	theatrical distribution;
•	television syndication; and
•	digital distribution and ancillary products and services, including Eros Now.

In fiscal 2017 our revenues from theatrical distribution accounted for nearly 39.9% of our aggregate revenues, revenues from television syndication accounted for 34.8% and digital distribution and ancillary revenues accounted for 25.3%, reflecting our diversified revenue base that reduces our dependence on any single distribution channel.

We bundle library titles with new releases to maximize cash flows and we also utilize a pre-sale strategy to mitigate new production project risks by obtaining contractual commitments to recover a portion of our capitalized film costs through the licensing of television, music and other distribution rights prior to a film’s completion.

Television pre-sales in India are an important factor in enhancing revenue predictability for our business and are part of our diversification strategy to mitigate risks of cash flow generation. For Fiscal 2018, we already have pre-sales visibility for some of our films such as Munna Micheal, Sarkar3, Shubh Mangal Savdhaan. For Fiscal 2017 pre sales from sale of satellite television rights was achieved for our films such as Housefull 3, Dishoom, Baar Baar Dekho, Rock On 2, Banjo, Ki & Ka along with some regional films. In fiscal 2017, for our two high budget Hindi films we recouped 31% to 57% of the direct production cost through television and other pre-sales. We recouped 108% and 93% of our direct production cost of the two Telugu films released through contractual commitments prior to the films releases, and we recouped 96% of our direct production cost of one Tamil film released through contractual commitments prior to the film’s release.

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

Strong brand with fast growing international reach

Theatrical Distribution Outside India: Outside India, we distribute our films theatrically through our offices in Dubai, Singapore, the United States, the United Kingdom, Australia and Fiji and through sub-distributors in other markets. In our international markets, instead of focusing on wide releases, we select a smaller number of theaters that play films targeted at the expatriate South Asian population or the growing international audiences for Indian films. We generally theatrically release subtitled versions of our films internationally on the release date in India, and dubbed versions of films in countries outside India 12-24 weeks after their initial theatrical release in India sometimes after a long gap. In Russia, we recently partnered with Central Partnership, an affiliate of Gazprom Media, to promote, develop and distribute Indian and Russian content across multiple platforms in both countries.

International Broadcasting Distribution: Outside of India, we license Indian film content to content aggregator to reach cable and pay TV subscriber and for broadcasting on major channels and platforms around the world, such as Channel 4 (U.K.), CCTV (China), MBC (Middle East), TV3 (Malaysia), Bollywood Channel (Israel), RTL2 (Germany), M Channel (Thailand) and National TV (Romania) amongst others. We also license dubbed content to Europe, Arabic and Spanish speaking countries and in Southeast Asia and other parts of the world. Often such licenses include not just new releases, but films grouped around the same star, director or genre. International pre-sales of television, music and other distribution rights are an important component of our overall pre-sale strategy. We believe that our international distribution capabilities and large library of content enable us to generate a larger portion of our revenue through international distribution.

Dynamic management of our film library

We have the ability to combine our new release strategy with our library monetization efforts to maximize our revenues. We believe our extensive film library provides us with unique opportunities for content monetization, such as our dedicated Eros content channel carried by various cable companies outside India. Our extensive film library provides us with a reliable source of recurring cash flow after the theatrical release period for a film has ended. In addition, because our film library is large and diversified, we believe that we can more effectively leverage our library in many circumstances by licensing not just single films but multiple films. The existence of high margin library monetization avenues especially in television and digital platforms reduce reliance on theatrical revenues.

Strong and experienced management team with established relationships with key industry participants.

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

Our Strategy

Our strategy is driven by the scale and variety of our content and the global exploitation of that content through diversified channels. Specifically, we intend to pursue the following strategies:

Scaling up productions and co-productions including a unique dedicated franchise studio model, Trinity Pictures, to augment our film library and distribute high quality content globally ..

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

We continue to be focused on ramping up our own productions and co-productions through key partnerships. These partnerships include the ones we have with talented producer-director, Aanand L Rai (Colour Yellow Production) and Trinity Pictures, Eros’ in-house franchise label. We have recently partnered with Phars Film, one of the UAE’s largest film distribution and exhibition network. The partnership will involve Eros and Phars Films jointly co-producing Malayalam films along with exploration of theatrical rights between the two entities. The partnership licenses Eros to exploit the distribution of all Malayalam movies produced jointly in India, while Phars Films would exploit the same overseas. We will also partner with Pana Film, one of the largest Turkish film studios for Indo-Turkish co-productions. Original stories blending Indian and Turkish cultures will be conceptualized and developed by Eros’ in-house writers along with top Turkish writers, and both films will be bilingual. This will expand our presence to Turkey, the Middle East and North African regions. These strategic partnerships not only help us augment our in-house content production model but also expand our geographical canvas for content monetization. We also have distribution partnership with Central Partnership in Russia, that we believe will open new markets for Eros releases.

To promote Eros Now, our OTT digital entertainment service platform, as the preferred choice for online entertainment by consumers across digital platforms.

As per Telecom Regulatory Authority of India (TRAI) there are over 1.2 billion wireless subscribers in India at the end of December 2016. The number of wireless internet users in India are likely to cross 969 million by 2021. The number of internet-enabled mobile phones exceeded 300 million in 2016 and is expected to hit 700 million in 2021. It is expected that over the next couple years, 3G and 4G subscribers would constitute over 80% of the wireless internet subscribers base. Initiatives such as broadband rollout and public Wi-Fi as part of the government’s Digital India campaign and the promotion of 4G data packs by leading telecoms will only help boost the quality of digital infrastructure in India.

Eros Now is increasingly focused on offering quality content including Indian films, music and original shows, opening new markets, delivering consumer-friendly product features such as offline viewing and subtitles and adopting a platform agnostic distribution strategy on Android and iOS platforms across mobile, tablets, cable or internet, including through deals with OEMs. Eros Now had over 60 million registered users and over 2.1 million paying users in March 2017. While a majority of users are from India, Eros Now has registered users in 135 different countries. Eros Now has rights to over 10,000 films, out of which around 5,000 films are owned in perpetuity, across Hindi and regional languages. Eros Now service is integrated with some of India’s leading telecom operators, Bharti Airtel, Idea Cellular, BSNL and Jio and has partnered with Micromax, Samsung and Smartron to pre-bundle Eros Now in smart phones to be sold in India. With these platforms offering Eros Now integrated as part of their video services, it has increased Eros Now’s potential of reaching a significant number of India’s total mobile subscribers. We continue to believe that Eros Now will be a significant player within the OTT online Indian entertainment industry, especially given the rapidly growing internet and mobile penetration within India.

Eros Now was also the number one trending app on the Google Play Store in the month of July. Demonetization in India increased the access to large addressable market through mobile wallets for Eros Now. Eros expands its reach by having tied up exclusively with SBI Buddy and other e-wallets in India such as Paytm, Mobikwik, Freecharge and Speedpay with an aggregate addressable market of 260 million.

Capitalize on positive industry trends driven by roll-out of high speed 4G services in the Indian market.

Propelled by the economic expansion within India and the corresponding increase in consumer discretionary spending, the FICCI Indian Media and Entertainment Industry Report 2017 (FICCI Report 2017) projects that the dynamic Indian media and entertainment industry will grow at a 13.9% compound annual growth rate, or CAGR, from $19.6 billion in 2016 to $37.5 billion by 2021, and that the Indian film industry will grow from $2.2 billion in 2016 to $3.2 billion in 2021. India is one of the largest film markets in the world. In fiscal 2017 the average ticket price amongst the two leading multiplex cinema chains in India was $.2.90 compared to $2.77 in fiscal 2016, a 4.5% increase year-on-year.

The Indian television market is the second largest in the world after China, reaching an estimated 181 million television, or TV households in 2016, of which over 169 million were subscribing cable and satellite households. FICCI Report 2017 projects that the Indian television industry will grow from $9.1 billion in 2016 to $18.1 billion in 2021. The growing size of the television industry has led television satellite networks to provide an increasing number of channels, resulting in competition for quality feature films for home viewing in order to attract increased advertising and subscription revenues.

Broadband and mobile platforms present growing digital avenues to exploit content. As per the latest Telecom Regulatory Authority of India report, there were over 1.2 billion wireless subscribers in India at the end of December 2016. The number of wireless internet users in India is likely to exceed 969 million by 2021. It is expected that over the next couple of years, 3G and 4G subscribers would constitute over 80% of the wireless internet subscribers base. The number of internet-enabled mobile phones exceeded 300 million in 2016 and is expected to hit 700 million in 2021. The average selling price of internet-enabled mobile phones is currently just below INR9,000 (~$140) which is half of that in China. Online video consumption is expected to increase the share of video in overall mobile internet traffic from 49% in 2016 to 75% in 2021.

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

Our growth from non-diaspora international markets shows a growing appetite for the content of the Indian Film Industry in many new markets. One of our strongest potential markets, China, with a market size of $6.3 billion and almost 32,000 screens, is projected to soon surpass the United States as the largest film market in the world. We believe our memorandum of understanding to collaborate with China Film Corp., Shanghai Film Group Co. Ltd. and Fudan University Press Co. Ltd. to co-produce and distribute Sino-Indian films will be an important step in maximizing our opportunity in China. With Trinity’s launch, the studio is also expanding into new film markets, which includes entry into China. Two projects will be co-produced with a leading Chinese studio, based on stories organically weaving the socio-cultural worlds of India and China. Additionally, the films will be shot in both Chinese and Hindi. We intend to promote and distribute our films in additional countries, and further expand in countries where we already distribute, when we believe that demand for Indian filmed entertainment exists or the potential for such demand exists. We have also entered into arrangements with local distributors in Taiwan, Japan, South Korea, and China to distribute dubbed or subtitled Eros films through theatrical release, television broadcast or DVD release. Additionally, we believe that the general population growth in India experienced over recent years may eventually lead to increasing migration of Indians to other regions, resulting in increased demand for our films internationally. In Russia, we recently partnered with Central Partnership, an affiliate of Gazprom Media, to promote, develop and distribute Indian and Russian content across multiple platforms in both countries.

Expand our regional Indian content offerings.

We continue to be committed towards promoting regional content films and growing the regional movie industry. Our recent association with Phars Films towards jointly producing and distributing Malayam movies is another strong step in this direction. We will utilize our resources, international reputation and distribution network to continue expanding our non-Hindi content offerings to reach the substantial Indian population whose main language is not Hindi. While Hindi films retain a broad appeal across India, the diversity of languages within India allows us to treat regional language markets as distinct markets where particular regional language films have a strong following. In fiscal 2017, we released 33 non-Hindi regional language films. as compared to 30 films in fiscal 2016.

Our regional language films include Marathi, Malayalam, Punjabi and Bengali films. Our Malayalam film Pathemari won a national award for Best Malayalam Film. We intend to use our existing distribution network across India to distribute regional language films to specific territories. Where opportunities are available and where we have the rights, we also intend to exploit re-make rights to some of our popular Hindi films into non-Hindi language content targeted towards these regional audiences.

Slate Profile

The success of our film distribution business lies in our ability to acquire content. Each year, we focus on the acquisition and distribution of a diverse portfolio of Indian language and themed films that we believe will have a wide audience appeal. For fiscal 2017, our releases included 12 new Hindi films, of which 2 were high budget films, and 18 Tamil and Telugu language films, of which 3 were high budget films. Our typical annual slate of new releases consists of both Hindi language films as well as films produced specifically for audiences whose main language is not Hindi, primarily Tamil, and to a lesser extent other regional Indian languages. Our most expensive films are generally the high and medium budget films (mainly Hindi and a few Tamil and Telugu films) that we release globally each year. Of these Hindi, Tamil and Telugu films, we generally have four to six high budget films. The remainder of the films (mainly Hindi but also Tamil and/or Telugu) included in each annual release slate is built around these high budget films to create a slate that will attract varying segments of the audience, and typically includes eight to thirteen medium budget films. The remainder of the slate consists of Hindi, Tamil, Telugu and other language films of a lower budget.

We have maintained our focus on high and medium budget Hindi films because these films typically have better production values and more recognizable stars that typically attract larger theatrical audiences. These high and medium budget films also typically drive higher revenues from television syndication in India. We seek to mitigate the risks associated with these higher budget films through the use of our extensive pre-sale strategies. We have increased our focus on high and medium budget Tamil and Telugu films for similar reasons. In addition, we can release a Tamil and Hindi film on the same date as they cater to different audiences, which allow us to effectively schedule releases for our film portfolio and to take a greater combined share of the box office on those release dates. Our slate contained five high budget films in fiscal 2017, of which two were Hindi, one Tamil and two were Telugu and six high budget films in fiscal 2016, of which three were Hindi, two Tamil and one was Telugu.

Hindi Film Content. Our typical annual slate of films is comprised of high or medium budget films in the popular comedy and romance genres, supported by lower budget films.

Selected Hindi Releases in fiscal 2017 (a)

Film	Cast/(Director)	Co-production/ Acquisition	Genre	Actual Month of Release
Housefull 3	Akshay Kumar, Riteish Deshmukh, Abhishek / (Nadiadwala / Sajid Farhad)	Co Production	Comedy	June 16

Dishoom	John Abraham, Varun Dhawan, Jackie Fernandez / (Nadiadwala / Rohit Dhawan)	Co Production	Action	Jul 2016

Ki & Ka	Arjun Kapoor & Kareena Kapoor / (R. Balki)	Co Production	Drama	Apr 2016

Baar Baar Dekho	Siddharth Malhotra & Katrina Kaif / (Dharma / Nitya Mehra)	Acquisition	Romantic Drama	Sep 2016

Rock On 2	Farhan Akhtar, Arjun Rampal / (Excel / Shujaat Saudagar)	Acquisition	Drama	Nov 2016

Kahaani 2	Vidya Balan, Arjun Rampal (Sujoy Ghosh)	Acquisition (Overseas)	Thriller	Dec 2016

Banjo	Riteish Deshmukh & Nargis Fakhri / (Ravi Jadhav)	Production	Drama	Sep 2016

Happy Bhag Jayegi	Diana Penty, Abhay Deol, Jimmy Shergill	Co Production	Romantic Comedy	Aug 2016

(a) The list of films set forth in the table above is not a complete list of all the films released in the period by us and only covers selected Hindi film releases. We released a total of 45 films in fiscal 2017 of which 12 were Hindi films.

Tamil, Telugu and Other Regional Film Content. In order to respond to consumer demand for regional films, we have a slate of films produced in languages other than Hindi, such as Tamil, Telugu, Marathi, Malayalam and Punjabi.

Selected Tamil, Telugu and other regional language releases in fiscal 2017 (a)

Film	Cast/(Director)	Co-production/ Acquisition	Genre	Actual Month of Release

Sardaar Gabbar Singh (Telugu)	Pawan Kalyan / (North Star / K S Ravindra)	Co Production	Action	April 2016

24 (Tamil)	Suriya, Samantha / Studio Green / Vikram Kumar	Acquisition	Science Fiction	May 2016

Chaar Sahibzaade 2 (Punjabi)	3D Animation / (Harry Baweja)	Co Production	Animation, History	Nov 2016

Janatha Garage (Telugu)	Junior NTR, Mohanlal, Samantha Ruth and Nithya Menen / (Koratala Siva)	Acquisition	Action/Romance	Sep 2016

(a) The list of films set forth in the table above is not a complete list of all the films released in the period by us and only covers selected Tamil and Telugu film releases. We released a total of 45 films in fiscal 2017 of which 33 were regional films other than Hindi.

Our typical annual slate includes between 18 to 30 Tamil films and Telugu, of which 5 were global Tamil and Telugu releases in fiscal 2017 compared to 10 in fiscal 2016. Tamil films are predominantly star-driven action or comedy films, which appeal to audiences distinct from audiences for more romance-focused Hindi films. We believe that a Tamil or Telugu film and a Hindi film can be released simultaneously on the same date without adversely affecting business for either film as each caters to a different audience.

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

Selected Major Releases in fiscal 2018(a)

Film	Cast/(Director)	Production/ Co-Production/ Acquisition

Sarkar 3	Amitabh Bachchan, Amit Sadh, Ronit Roy, Yami, Jackie Shroff (Ram Gopal Verma)	Co Production

Posto	Soumitra Chatterjee, Lily Chakraborty (Shibhoprasad Mukherjee & Nandita Roy)	Acquisition

Oru Kidayin Karunai Manu	Vidharth, Raveena Ravi (Suresh Sangiah)	Co Production

Tujha Tu Majha Mi	Lalit Prabhakar, Neha Mahajan (Kuldeep Jadhav)	Acquisition

Munna Michael	Tiger Shroff, Nidhhi Agerwal, Nawazuddin Siddiqui (Sabbir Khan)	Co Production

Sniff	Khushmeet Gill, Surekha Sikri, Manmeet Singh among others (Amole Gupte)	Production

Shubh Mangal Savdhaan	Ayushman Khurana, Bhumi Pednekar (Prasanna / Colour Yellow Productions)	Production

Bhavesh Joshi	Harshvardhan Kapoor (Vikram Motwane / Phantom Films)	Co Production

Happy Bhag Jayegi 2	Diana Penty, Abhay Deol, Jimmy (Mudassar Aziz / Colour Yellow Productions)	Production

Chandamama Door Ke	Sushant Singh Rajput, Nawazuddin Siddiqui (Sanjay Puran Singh)	Co Production

Soorma	Saif Ali Khan & Others (Navdeep Singh / Colour Yellow Productions)	Production

_______________

(a)	The list of films set forth in the table above is for illustrative purposes only, is not complete and only includes released and anticipated future releases. Due to the uncertainties involved in the development and production of films, the date of their completion can be significantly delayed, planned talent can change and, in certain circumstances, films can be cancelled or not approved by the Indian Central Board of Film Certification. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Our films are required to be certified in India by the Central Board of Film Certification.”

Seasonality

Theater attendance in India has traditionally been highest during school holidays, national holidays and during festivals, and we typically aim to release high budget films at these times. This timing of releases also takes account of competitor film releases, Indian Premier League cricket matches and the timing dictated by the film production process and as a result, our quarterly results can vary from one year to the next.

Content Development and Sourcing

We currently acquire films using two principal methods — by acquiring rights for films produced by others, generally through a license agreement, and by co-producing films with a production house, typically referred to as a banner, that is usually owned by a top Indian actor, director or writer, on a project by project basis. We regularly co-produce and acquire film content from some of the leading banners in India. We continue to be focused on ramping up our own productions and co-productions through key partnerships. These partnerships include the ones we have with - talented producer-director, Aanand L Rai (Colour Yellow Production) and Trinity Pictures, Eros’ in-house franchise label. We have recently partnered with Phars Film, one of the UAE’s largest film distribution and exhibition network. The partnership will involve Eros and Phars Films jointly co-producing Malayalam films along with exploration of theatrical rights between the two entities. The deal licenses Eros to exploit the distribution of all Malayalam movies produced jointly in India, while Phars Films would exploit the same overseas. We will also partner with Pana Film, one of the largest Turkish film studios for Indo-Turkish co-productions. Original stories blending Indian and Turkish cultures will be conceptualized and developed by Eros’ in-house writers along with top Turkish writers, and both films will be bilingual. This will expand our presence to Turkey, the Middle East and North African regions. These strategic partnerships not only helps us augment our in-house content production model but also expands our geographical canvas for content monetization.

Regardless of the acquisition method, over the past five years, we have typically obtained exclusive global distribution rights in all media for a minimum period of ten to twenty years from the Indian initial theatrical release date, although the term can vary for certain films for which we may only obtain international or only Indian distribution rights, and occasionally soundtrack or other rights are excluded from the rights acquired. For co-produced films, we typically have exclusive distribution rights for at least twenty years, co-own the copyright in such film in perpetuity and, after the exclusive distribution right period, share control over the further exploitation of the film.

We believe producers bring proposed films to us not only because of established relationships, but also because they want to leverage our proven distribution and marketing capabilities. Our in-house creative team also directly develops film ideas and contracts with writers and directors for development purposes. When we originate a film concept internally, we then approach appropriate banners for co-production. Our in-house creative team also participates in the selection of our slate with other members of our management in our analysis focused on the likelihood of the financial success of each project. Our management is extensively involved in the selection of our high budget films in particular.

Through Trinity Pictures, our franchise feature studio, plans to release Sniff during the fiscal 2018. Two additions of Sniff comics are already available in store along with iconic Chacha Choudhary comics which are available in five languages. The video game will also be launched before the movie release along with merchandising and animation series in the pipeline. We believe, Trinity Pictures is one of the first Bollywood studios in India with a dedicated in-house team of writers (the ”Trinity Writers Room”)and has created around twenty original franchises since its inception, out of which we expect atleast two films will release in fiscal 2019. Trinity’s initial film slate lineup includes a range of character driven franchises across budgets, genres and languages. The first Indo-China film “The Zookeeper” (working title), written and developed in-house by Trinity Pictures to be co-produced with Chinese studio Peacock Mountain Culture & Media Ltd, will be directed by Kabir Khan who also directed Bajrangi Bhaijaan and will be shot simultaneously in both languages. The Company expects this film to be released in fiscal 2019. Another Indo-China film will be co-produced with Huaxia Film Distribution Co Ltd and is currently titled, Love in Beijing (working title), and will be directed by Siddharth Anand It will be shot in both languages and is also expected to be released in fiscal 2019. Other projects includes a children’s action franchise, live action elephant film and a buddy cop film. Trinity Pictures is in discussions with third parties to create a digital comic book series, online gaming, animation series and merchandise for these franchise films.

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

For films that we co-produce, in exchange for our commitment to finance typically 100% of the agreed-upon production budget for the film and agreed budget adjustments, we typically share ownership of the intellectual property rights in perpetuity and secure exclusive global distribution rights for all media for at least twenty years. After we recoup our expenses, we and the co-producers share in the proceeds of the exploitation of the intellectual property rights. Pending determination of the actual production cost of the film, we also agree to a pre-determined production fee to compensate the co-producer for his services, which typically ranges from 10%-15% of the total budget. We typically also provide a share of net revenues to our co-producers. Net revenues generally means gross revenues less our distribution fee, distribution cost and the entire amount we have paid as committed financing for production of the film. Our distribution fee varies from co-produced film to co-produced film, but is generally either a continuing 10% to 20% fee on all revenues, or a capped amount that is calculated as a percentage of the committed financing amount for production of the film. In some cases, net revenues also deduct an overhead charge and an amount representing an interest charge on some or all of the committed financing amount. Typically, once we agree with the co-producer on the script, cast and main crew including the director, the budget and expected cash flow through a detailed shooting schedule, the co-producer takes the lead in production and execution. We normally have our executive producer on the film to oversee the project.

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

From time to time we also acquire specific rights to films that have already been released theatrically. We typically do not acquire global all-media rights to such films, but instead license limited rights to distribution channels, like digital, television, audio and home entertainment only, or rights within a certain geographic area. As additional rights to these films become available, we frequently seek to license them as well, and our package of distribution rights in a particular film may therefore vary over time. We work with producers not only to acquire or co-produce new films, but also to license from them other rights they hold that would supplement rights we hold or have previously held related to older films in our library. In certain cases, we may not hold full sequel or re-make rights or may share these rights with our co-producers.

Our Film Library

We currently own or license rights to over 3,000 films, including recent and classic titles that span different genres, budgets and languages. Eros Now has rights to over 10,000 films, out of which around 5,000 films are owned in perpetuity, across Hindi and regional languages from Eros’s internal library as well as third party aggregated content, which we believe makes it one of the largest Indian movie offering platforms around the world. Our film library has been built up over more than 40 years and includes hits from across that time period, including, among others, Ki & Ka, Housefull 3, Dhishoom, Baar Baar Dekho, Bajrangi Bhaijaan, Bajirao Mastani, Tanu Weds Manu Returns, NH10, Badlapur, Devdas, Hum Dil De Chuke Sanam, Lage Raho Munna Bhai, Om Shanti Om, Vicky Donor, English Vinglish, and Goliyon Ki Raasleela: Ram-Leela. We have acquired most of our film content through fixed term contracts with third parties, which may be subject to expiration or early termination. We own the rights to the rest of our film content as co-producers or sole producer of those films. Through such acquisition and co-production arrangements, we seek to acquire rights to 60 to 70 additional films each year. While we typically hold rights to exploit our content through various distribution channels, including theatrical, television and new media formats, we may not acquire rights to all distribution channels for our films. In particular, we do not own or license the music rights to a majority of the films in our library. We expect to maintain more than half of the rights we presently own through at least December 31, 2025.

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

A summary of certain key features of our film library rights as of March 31, 2017 follows below.

	Hindi Films	Regional Language Films (excluding Kannada films)	Kannada Films

Approximate percentage of total library	19%	65%	16%

Approximate percentage of co-production films	1%	Less than 1%	Not applicable

Minimum remaining term of exclusive distribution rights for total films (approximate percentage of rights expiring at the earliest in the periods indicated)	2020 or earlier:29% 2021-2025: 35% 2026-2030: 6% 2031-2045: 22% Perpetual rights, subject to applicable copyright law limitations: 9%	2020 or earlier: 21% 2021-2025: 17% 2026-2030: 7% 2031-2045: 0% Perpetual rights, subject to applicable copyright law limitations: 55%	Not applicable

Remaining term of exclusive distribution rights for co-production (approximate percentage of rights expiring earliest in the periods indicated)	2020 or earlier: 0% 2021-2025: 0% 2026-2030: 0% 2031-2045: 0% Perpetual rights, subject to applicable copyright law limitations: 100%	Perpetual rights, subject to applicable copyright law limitations: 100%	Perpetual rights, subject to applicable copyright law limitations: 100%

Date of first release (by Eros or prior rights owner)	1933-2017	1935-2017	*

Rights in major distribution channels	Theatrical: 19% Television syndication: 19% Digital: 92%	Theatrical: 12% Television syndication: 15% Digital: 93%	Digital: 100%

Music Rights (approximate percentage of films)	10%	13%	0%

Production Years (approximate percentage of films produced in the periods indicated)	1933-1965: 13% 1966-1990: 20% 1991-2017: 67%	1933-1965: 4% 1966-1990: 25% 1991-2017: 72%	*

*	Our Kannada digital rights library was acquired in September 2010, subsequent to the production and date of first release for these films, and consequently this information is not in our records.

Distribution Network and Channels

We distribute film content primarily through the following distribution channels:

•	theatrical, which includes multiplex chains and stand-alone theaters;
•	television syndication, which includes satellite television broadcasting, cable television and terrestrial television; and
•	digital and ancillary which primarily includes IPTV, VOD, music, inflight entertainment, home video, internet channels and Eros Now.

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

Certain information regarding our initial distribution rights to films initially released in the three fiscal years 2017, 2016 and 2015 is set forth below:

	Year ended March 31,
	2017	2016	2015
Global (India and International)
Hindi films	8	27	30
Regional films (excluding Tamil films)	12	6	—
Tamil films	3	8	6
International Only
Hindi films	3	5	15
Regional films (excluding Tamil films)	—	—	1
Tamil films	12	10	13
India Only
Hindi films	1	1	—
Regional films (excluding Tamil films)	5	5	—
Tamil films	1	1	—
Total	45	63	65

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

We distribute content in over 50 countries through our own offices located in key strategic locations across the globe. In response to Indian cinemas’ continued growth in popularity across the world, especially in non-English speaking markets, including Germany, Poland, Russia, Southeast Asia and Arabic speaking countries, we offer dubbed and/or subtitled content in over 25 different languages. We have entered into co-production deals with Chinese film companies. In addition to our internal distribution resources, our global distribution network includes relationships with distribution partners, sub-distributors, producers, directors and prominent figures within the Indian film industry and distribution arena.

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

In single screens we either obtain non-refundable minimum guarantees/refundable advances and a revenue sharing arrangement above the minimum guarantee and with certain smaller multiplex chainswe obtain refundable advances and a revenue sharing arrangement.

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

International Distribution. Outside of India, we license Indian film content to content aggregator to reach cable and pay TV subscriber and for broadcasting on major channels and platforms around the world, such as Channel 4 (U.K.), CCTV (China), MBC (Middle East), TV3 (Malaysia), Bollywood Channel (Israel), RTL2 (Germany), M Channel (Thailand) and National TV (Romania), amongst others. We also license dubbed content to Europe, Arabic-speaking countries and in Southeast Asia and other parts of the world. Often such licenses include not just new releases, but films grouped around the same star, director or genre. International pre-sales of television, music and other distribution rights are an important component of our overall pre-sale strategy. We believe that our international distribution capabilities and large library of content enable us to generate a larger portion of our revenue through international distribution.

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

Our marketing efforts are primarily managed by employees located in offices across India or in one of our international offices in Dubai, Singapore, the U.S., the United Kingdom, Australia and Fiji. Occasionally, sub-distributors manage marketing efforts in regions that do not have a dedicated Eros marketing team, using the creative aspects developed by us for our marketing campaigns. Managing marketing locally permits us to more easily identify appropriate local advertising channels and results in more effective and efficient marketing.

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

Television pre-sales in India are an important factor in enhancing revenue predictability for our business and are part of our diversification strategy to mitigate risks of cash flow generation. Where we do pre-sales, we negotiate a set license fee which is payable over time with the last payment due on delivery of the film. For Fiscal 2018, we already have pre-sales visibility for some of our films such as Munna Micheal, Sarkar3, Shubh Mangal Savdhaan and others. For fiscal 2017 pre sales from sale of satellite television rights was achieved for our films such as Housefull 3, Dishoom, Baar Baar Dekho, Rock On 2, Banjo, Ki & Ka along with some regional films. We recouped 108% and 93% of our direct production cost of the two Telugu films released through contractual commitments prior to the films releases, and we recouped 96% of our direct production cost of one Tamil film released through contractual commitments prior to the film’s release.

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

International Distribution. Outside of India, we license Indian film content to content aggregators to reach cable and pay subscribers and for broadcasting on major channels and platforms around the world, such as Channel 4 (U.K.), CCTV (China), MBC (Middle East), TV3 (Malaysia), Bollywood Channel (Israel), RTL2 (Germany), M Channel (Thailand) and National TV (Romania), amongst others. We also license dubbed content to Europe, Arabic-speaking countries and in Southeast Asia and other parts of the world. Often such licenses include not just new releases, but films grouped around the same star, director or genre. International pre-sales of television, music and other distribution rights are an important component of our overall pre-sale strategy. We believe that our international distribution capabilities and large library of content enable us to generate a larger portion of our revenue through international distribution.

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

In North America, we have an agreement with International Networks, a subsidiary of Comcast, to provide a SVOD service fully branded as ‘Eros Now’. The service is carried on most of the major cable network providers including Comcast, Cox Communications, Cablevision and Time Warner Cable. We provide all programming for this film and music channel and share revenues with the cable providers. We also provide content to Amazon Digital and participate in a revenue share deal. We have also appointed Royalty Network Inc. and have granted sub-publishing rights to collect revenues. In Canada, Eros has signed a Program License Agreement for various movies with Rogers Broadcasting Limited.

On YouTube, where we have exceeded 6.4 billion views to date since our launch in 2007 and have over 7.9 million free subscribers as of June 2017, we sell banner and pre-roll advertisements, and share these advertising revenues with Google.

Eros Now

As per the latest Telecom Regulatory Authority of India report, there are over 1.2 billion wireless subscribers in India at the end of March 2017. The number of wireless internet users in India is likely to exceed 969 million by 2021. 3G and 4G subscribers would constitute over 80% of the wireless internet subscribers base. The number of internet-enabled mobile phones exceeded 300 million in 2016 and is expected to hit 700 million in 2021. The average selling price of internet-enabled mobile phones is currently just below INR9,000 (USD 140) which is half of that in China. Online video consumption is expected to increase the share of video in overall mobile internet traffic from 49% in 2016 to 75% in 2021.

Eros Now, our digital OTT entertainment service has over 60 million registered users across WAP, APP and Web and had 2.1 million paying subscribers as of March 31 2017. Eros Now has grown its registered user base from 19 million users in the fourth quarter of fiscal 2015 to 60 million users in fiscal 2017. Eros Now has grown its paying subscribers from 1.1 million users in the first quarter of fiscal 2017 to 2.1 million users in the fourth quarter of fiscal 2017. Continuing with the momentum as of June 2017 Eros Now has 68 million registered users and 2.9 million paying subscribers. We define paying subscribers to mean any subscriber who has made a valid payment to subscribe to a service that includes Eros Now services as part of a bundle or on a standalone basis, either directly or indirectly through an OEM or TELCO in any given month, be it through a daily, weekly or monthly billing pack, so long as the validity of the pack is for at least one month.

Our revenue model focuses on B2B distribution which includes our partnerships with leading mobile operators in India, including Idea Cellular, Bharti-Airtel, Vodafone, BSNL and Reliance Jio. With these platforms offering Eros Now integrated as part of their video services, it has increased Eros Now’s potential of reaching a significant number of India’s total mobile subscribers. Eros Now also has partnered with leading OEMs such as Micromax, Samsung and Smartron to pre-bundle Eros Now in smart phones sold in India. It has also entered into partnerships with several leading electronic payment platforms including Paytm, Mobikwik, SBI Buddy, Freecharge and Speedpay that enable Eros Now subscribers to make easy and hassle free payments using e-wallet services. Eros Now recently announced a strategic integration deal with Ola, India's leading mobile app for transportation, using Ola’s connected in-car entertainment platform for ridesharing, Ola Play. This strategic revenue-sharing partnership will enable an immersive and personalized experience that customers can seamlessly control through their smartphones as well as through a device mounted at the back of the seat.

Eros Now has entered the Malaysian market with partnerships with the country’s leading telecom operators, Maxis Berhad and U Mobile. Eros Now is the only Indian OTT platform to penetrate the growing Malaysian market. Eros Now recently entered into a partnership with T-Mobile’s video streaming program, Binge On. Eros Now is accessible to T-Mobile’s large customer base of approximately 71.5 million users across the US, who can stream its extensive library of Bollywood and regional language films, music, and originals. Eros Now is available on Lyca TV, which is the world’s largest OTT ethnic entertainment provider and delivers broad range of international content across multiple devices. Eros Now has also partnered with Jadoo TV, a leading distributor of internet based South Asian & multicultural content provider across the U.S., Europe & Australia.

Eros Now partnered with IIFA (International Indian Film Academy) to be the first exclusive digital platform to air the awards weekend to its millions of subscribers worldwide. It also penetrated deeper into the market in Fiscal 2017 by forming long term partnerships across the leading Telecom operators in India including Reliance Jio, Vodafone, Idea, BSNL and Airtel.

Eros Now has billing integration system with Fortumo, a leading global provider of direct carrier billing. Fortumo payments cover 98 markets and connect merchants to subscribers of more than 350 mobile operator networks. Apple has featured the Eros Now app in its “App Store Best of 2016”. Eros Now was also the number one trending app in July 2017 on Google Play store.

Eros Now enhances its consumer appeal through exploring dynamic genres to create unseen, relatable and contemporary “Originals” that target the youth of India and are an important part of the Eros Now content strategy. Eros Now’s original content offering began with the release of Salute Siachen, India’s first ever celebrity high endurance expedition to the Siachen Glacier. In addition, Eros Now originals such as Flesh by Siddharth Anand, Smoke and Side Hero will be launched in Fiscal Year 2018. These originals follow a rigorous greenlighting process just like films, with script, screenplay, budgeting pilot episode production, market research and testing of the pilot episode and final production. Eros Now has also added a series of short originals titled Black & White which range from interviews to teˆte-a¨-teˆte with leading talent from the Indian film industry and are shot exclusively for Eros Now. Another short form of original content available on Eros Now is “E-Buzz”, this offers exclusive behind the scenes to all key social celebrity events on the calendar.

Physical and Other Distribution

We also distribute globally our film content through physical formats (DVDs and Video Compact Discs, or VCDs), in hotels and with airlines, and for use on mobile networks. We distribute and license content on physical media throughout the world, including on Blu-ray and DVDs, and in India on VCD and DVD. In India, and in servicing South Asian consumers internationally, we distribute to wholesalers & corner shop retailers and internet platforms such as Amazon, as well as supply local wholesalers and retailers. We also license content to third party distributors internationally to provide content dubbed in local languages for consumption by non-South Asian audiences. We also have direct sales to corporate customers, primarily in India, who bundle our DVDs or VCDs with their own products for promotional purposes. This aspect of our business works on a volume basis, with the low margins being offset by large confirmed orders. We have provided content for various mobile platforms such as Singtel and Shotformats Digital Productions.

Music

Music is integral to our films, and when we obtain global, all-media rights in our acquired or co-produced films, music rights typically are included. Film music rights are often marketed and monetized separate from the underlying film, both before and after the release of the related films. In addition, we act as a music publisher for third party owned music rights within India. Through our internal resources and network of licensees, we are able to provide our consumers with music content directly, through third party platforms or through licensing deals. The content is primarily taken from our film content and the revenues are derived from mobile rights, MP3 tracks, sold via third party platforms such as iTunes and Rhapsody as well as streaming services such as Spotify and Google Music digital streaming, physical CDs and publishing/master rights licensing.

We also exploit the music publishing and master rights we own, which involves directly licensing songs to radio and television channels in India, synchronizing of music content to film, television and advertisers globally, as well as receiving royalties from public performance of these songs when they are played at public events. Ancillary revenues from public performances in India are collected and paid over to us through Novex , which monitor, collect and distribute royalties to their members.

Intellectual Property

As our revenues are primarily generated from commercial exploitation of our films and other audio and/or audio-visual content, our intellectual property rights are a critical component of our business. Unauthorized use/access of intellectual property, particularly piracy of DVDs and CDs, as well as on-line piracy through unauthorized streaming/downloads, is widespread in India and other countries, and the mechanisms for protecting intellectual property rights in India and such other countries are not as effective as those of the United States and certain other countries. In order to restrict piracy we participate directly and through industry organizations by way of actions including legal claims against persons/entities who illegally pirate our content. Further we also deal with piracy by promoting and marketing our films to the highest standards in order to ensure maximum viewership and revenues early in its release and shortening the period between the theatrical release of a film and its legitimate availability on DVD and VCD in the market. This is supported by the trend in the Indian market for a significant percentage of a film’s box office receipts to be generated in the first few weeks after release.

Recently, there has been a rapid transition of consumer preference from physical to digital modes of consumption of film and related content via on-line, mobile and digital platforms. This has enabled our OTT platform “Eros Now” to grow rapidly. However this business faces competition from sites offering unauthorized pirated content. In order to tackle this issue of on-line piracy, we have adapted modernized Digital Right Management technology in order to ensure that our content is protected from unauthorized and illegal access and copying.

Copyright protection in India

The Indian Copyright Act, 1957 (as amended) (“Copyright Act”), has prescribed provisions relating to registration of copyrights, transfer of ownership and licensing of copyrights and infringement of copyrights and remedies available in that respect. The Copyright Act affords copyright protection to cinematographic films and sound recordings and all other audio-visual content. For cinematographic films, copyright is granted for a certain period of time, usually for a period of 60 years from the beginning of the calendar year following the year in which such film is published, subsequent to which the work falls in the public domain and any act of reproduction of such work by any person other than the author would not amount to infringement.

India is a signatory to number of international conventions and treaties that provides for universal provisions for protection and enforcement of Copyrights. In addition to above, following the issuance of the International Copyright Order, 1999, subject to certain conditions and exceptions, certain provisions of the Copyright Act apply to nationals of all member states of the World Trade Organization, the Berne Convention and the Universal Copyright Convention.

Recently, the Copyright Act was amended in 2012 to allow authors of literary and musical works (which may be included as part of a cinematograph film) to retain the right to receive royalty for the utilization of such work (other than exhibition as part of the cinematograph film in a cinema hall) as mandated by the law.

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

It is pertinent to note that, piracy continues to be one of the major issues affecting the Indian Film Industry with an annual loss of substantial revenues, to the tune of around INR 180 Billion every year.  In an effort to protect their IP, filmmakers in India have started getting ‘John Doe’ orders from court that put the onus of the ISP to block access to websites and URL’s that facilitate pirated content. We obtain similar protective orders from court for our films and also engage the services of a specialized anti-piracy agency to vigilantly monitor and take down on-line pirated content from our cinematograph films.

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

Trademark protection in India:

We use a number of trademarks in our business, all of which are owned by our subsidiaries. Our Indian subsidiaries currently own over 70 Indian registered trademarks and domain names, which are used in their business, including the registered trademark “Eros,” “Eros International,” “Eros Music,” “Eros Now”, “Trinity Media”, “Trinity Pictures” and “Trinity Movies”. However, certain of our trademarks used in India are still under the process of registration. A majority of these registrations, and certain applications for registrations, are in the name of our subsidiaries Eros India, Eros Films or Eros Digital Private Limited, with whom we have an informal arrangement with respect to the use of such trademarks. The registration of any trademark in India is a time-consuming process, and there can be no assurance as to when any such registration will be granted.

The Indian Trade Marks Act, 1999, or the Trademarks Act, governs the registration, acquisition, transfer and infringement of trademarks and remedies available to a registered proprietor or user of a trademark. The registration of a trademark is valid for a period of ten years but can be renewed in accordance with the specified procedure. The registration of certain types of trademark is prohibited, including where the mark sought to be registered is not distinctive.

Until recently, to obtain registration of a trademark in multiple countries, an applicant was required to make separate applications in different languages and countries and disburse different fees in the respective countries. However, the Madrid Protocol enables nationals of member countries, including India, to secure protection of trademarks by filing a single application with one fee and in one language in their country of origin.

In lieu of the above the Trademarks Act, 1999 of India was amended by the Trade Marks (Amendment) Act 2010, or the Trademarks Amendment Act. The Trademarks Amendment Act empowers the Registrar of Trade Marks to deal with international applications originating from India as well as those received from the International Bureau and to maintain a record of international registrations. This amendment also removes the discretion of the trademark registrar to extend the time for filing a notice of opposition of published applications and provides for a uniform time limit of four months in all cases. Further, it simplifies the law relating to transfer of ownership of trademarks by assignment or transmission and brings the law generally in line with international practice. Pursuant to the Madrid Protocol and the Trademarks Amendment Act, we have obtained trademarks in Egypt, the European Community, United Arab Emirates, Australia and the United States.

Recently, in order to match the international standards of trademark protection and enforcement, and to speed up the trademark registration process the Trademark Rules 2002 were amended by the Trademark Rules, 2017. Some notable amendments were; reduction in the number of Trademark procedural forms; specific concessions to Start Ups, Individuals and Small Enterprises and for e-filing; Expedited Processing of Trademark Application; registration of sound marks; etc.

Remedies for Infringement in Copyright Act and Trademark Act:

The remedies available in the event of infringement under the Copyright Act and the Trademarks Act include civil proceedings for damages, account of profits, injunction and the delivery of the infringing materials to the owner of the right, as well as criminal remedies including imprisonment of the accused and the imposition of fines and seizure of infringing materials.

Competition

The Indian film industry’s has experienced robust growth over the last few years and the same is changing the competitive landscape. By opening up and relaxing the entry barriers for foreign investments in certain key areas of this industry, including the relaxation norms for the broadcasting sector (DTH, cable networks etc.), the Government of India has provided the sector much needed impetus for growth. Several segments of the industry (such as broadcasting, films, sports and gaming) have especially undergone unprecedented advancements on multiple dimensions. The use of the latest technology in all phases of production, digitization and globalization of content, the availability of multiple revenue streams, financial transparency and corporatization have contributed towards the paradigm shift that the Media & Entertainment industry in India has witnessed over the last decade or so.

We believe we were one of the first companies in India to create an integrated business of sourcing new Indian film content through co-productions and acquisitions while building a valuable library of rights in existing content and also distributing Indian film content globally across formats.

Some of our direct competitors, such as The Walt Disney Company (“Disney”), 20th Century Fox Pictures and Viacom Studio 18, have moved toward similar models in addition to their other business lines within the Indian entertainment industry. We also face competition from the direct or indirect presence in India of significant global media companies, including the major Hollywood studios. Disney has acquired 100% of UTV and Viacom has ownership interests in Viacom Studio 18, while other Hollywood studios, such as News Corporation and Sony, have established local operations in India for film distribution, and have released a limited number of Indian films. Our primary competitors for Indian film content in the markets outside of India are UTV, Fox, Viacom and Yash Raj Films. We believe our experience and understanding of the Indian film market positions us well to compete with new and existing entrants to the Indian media and entertainment sector. comScore reported our market share (as an average over the preceding six calendar years to 2016) as 31% of all theatrically released Indian language films in the United Kingdom and the U.S., based on gross collections. Competition within the industry is based on relationships, distribution capabilities, reputation for quality and brand recognition.

Our Film Library

We currently own or license rights to films currently comprising over 3,000 films, including recent and classic titles that span different genres, budgets and languages. Eros Now has rights to over 10,000 films, out of which around 5,000 films are owned in perpetuity, across Hindi and regional languages from Eros’s internal library as well as third party aggregated content which it believes makes it one of the largest Indian movie offering platforms around the world. Our film library has been built up over more than 40 years and includes hits from across that time period, including among others Ki & Ka, Housefull 3, Baar Baar Dekho, Sardaar Gabbar Singh, 24 (Tamil), Janatha Garage, Dishoom Bajrangi Bhaijaan, Bajirao Mastani, Tanu Weds Manu Returns, NH10, Badlapur, Devdas, Hum Dil De Chuke Sanam, Lage Raho Munna Bhai, Om Shanti Om, Vicky Donor, English Vinglish, and Goliyon Ki Raasleela: Ram-Leela. We have acquired most of our film content through fixed term contracts with third parties, which may be subject to expiration or early termination.

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

Beginning on November 13, 2015, the Company was named a defendant in five substantially similar putative class action lawsuits filed in federal court in New Jersey and New York by purported shareholders of the Company. The three actions in New Jersey were consolidated, and, on May 17, 2016, were transferred to the United States District Court for the Southern District of New York where they were then consolidated with the other two actions on May 27, 2016. In general, the plaintiffs alleged that the Company, and in some cases also Company’s management, violated federal securities laws by overstating Company’s financial and business results, enriching the Company’s controlling owners at the expense of other stockholders, and engaging in improper accounting practices.

On April 5, 2016, a lead plaintiff and lead counsel were appointed in the now-consolidated New York action. A single consolidated amended complaint was filed on July 14, 2016 and amended on October 10, 2016. The plaintiffs have alleged that the Company and certain individual defendants — Kishore Lulla, Jyoti Deshpande, Andrew Heffernan, and Prem Parameswaran — have violated the federal securities laws, specifically Sections 10(b) and 20(a) of the Exchange Act. The amended consolidated complaint has narrowed in scope significantly and does not assert certain claims that had been asserted in prior complaints, including (i) claims arising under Sections 11 and 15 of the Securities Act, (ii) accounting and GAAP allegations, and (iii) claims against certain individual defendants, who are not now named defendants. The remaining claims are primarily focused on whether the Company and individual defendants made material misrepresentations concerning the Company’s film library and materially misstated the usage and functionality of Eros Now. The Company’s most recent motion to dismiss the amended consolidated complaint was filed on November 11, 2016 and its reply brief was filed on January 6, 2017. The Court has not scheduled oral argument or indicated when it will rule on this motion.

Eros India and its subsidiaries are involved in ordinary course government tax audits and assessments, which typically include assessment orders for previous tax years including on account of disallowance of certain claimed deductions.

During the year ended March 2015, Eros received two notices from the Commissioner of Service Tax (India) to show cause why an amount aggregating to $30 million for the period April 1, 2009 to March 31, 2014 should not be levied on and paid on account of service tax arising on temporary transfer of copyright services and certain other related matters. Eros has filed its objections against the notice with the authorities. Subsequently in June 2015, Eros received assessment orders from the Commissioner of Service Tax (India) levying tax as stated above and ordering Eros to pay an additional amount of $30 million as interest and penalties in connection with the aforesaid matters. On September 3, 2015, the Company filed an appeal against the said order before the authorities. In April 2016, Eros, received a show cause notice from the Commissioner of Service Tax on similar grounds amount aggregating to $1 million for the period 1 April 2014 to 31 March 2015. Considering the facts and nature of levies and the ad-interim protection for service tax levy for a certain period granted by the Honorable High Court of Mumbai, the Group expects that the final outcome of this matter will be favorable. Accordingly, based on the assessment made after taking appropriate legal advice, no additional liability has been recorded in Group’s consolidated financial statements.

During the year ended March 2015, Eros received several assessment orders and demand notices from value added tax and sales tax authorities in India for the payment of amounts aggregating to $3 million (including interest and penalties) for certain fiscal years between April 1, 2005 and March 31, 2011. Eros has appealed against each of these orders, and such appeals are pending before relevant tax authorities. Though there uncertainties are inherent in the final outcome of these matters, the Company believes, based on assessment made after taking legal advice, that the final outcome of the matters will be favorable. Accordingly, no additional liability has been recorded in Group’s consolidated financial statements.

During Fiscal 2017, a claim has been filed against Eros International Plc in the Commercial Court, Queen’s Bench Division of the High Court in London. The plaintiff (former employee) alleged that he is not to be treated as a “Leaver” for the purpose of share options awarded to him under the two Joint Ownership Deeds (“the JSOP Agreement”) entered into with the Company on April 20, 2012 at the time he served his vesting notices and that he was entitled to exercise his share options under the JSOP Agreement in accordance with the Vesting Notices. The estimated amount of claim is US$ 2.5 million. The Company is contesting the claim on the grounds that the employee has not met the JSOP Agreement terms and therefore not eligible for awards. Given the uncertainty inherent in the matter, based on assessment made after making appropriate legal advice, the Company does not believe that the ultimate outcome of this matter will be unfavorable. Accordingly, no liability has been recorded in Group’s consolidated financial statements.

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

Notification of Industry Status. Prior to 1998, the lack of industry status barred legitimate financial institutions and private investors from financing films. However, on May 10, 1998, the Indian film industry was conferred industry status by a press release issued by the Minister of Information and Broadcasting (MIB).

Film Certification. The Cinematograph Act authorizes the Central Board of Film Certification (CBFC), in accordance with the Cinematograph (Certification) Rules, 1983, or the Certification Rules, for sanctioning films for public exhibition in India. Under the Certification Rules, the producer of a film is required to apply in the specified format for certification of such film, with the prescribed fee. The film is examined by an examining committee, which determines whether the film:

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

Insolvency and Bankruptcy Code, 2016. An act to consolidate and amend the laws relating to reorganisation and insolvency resolution of corporate persons, partnership firms and individuals in a time bound manner for maximisation of value of assets of such persons, to promote entrepreneurship, availability of credit and balance the interests of all the stakeholders including alteration in the order of priority of payment of Government dues and to establish an Insolvency and Bankruptcy Board of India.

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

Labour Laws. Depending on the nature of work and number of workers employed at any workplace, various labour related legislations may apply. Certain significant provisions of such labour related laws are provided below.

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

Indian Takeover Regulations. The SEBI (Substantial Acquisition of Shares and Takeover) Regulations, 2011 came into effect on October 22, 2011, which was last amended on March 06, 2017, superseding the earlier takeover regulations. The Takeover Regulations provide the process, timing and disclosure requirements for a public announcement of an open offer in India and the applicable pricing norms.

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

C. Organizational Structure

We conduct our global operations through our Indian and international subsidiaries, including our majority-owned subsidiary Eros International Media Limited, or Eros India, a public company incorporated in India and listed on the BSE Limited and National Stock Exchange of India Limited, or the Indian Stock Exchanges. Our agent for service of process in the United States is Prem Parameswaran, located at 550 County Avenue, Secaucus, New Jersey.

As of June 30, 2017, the Founders Group holds approximately 43.93% of our issued share capital, which comprise all of our B ordinary shares and certain A ordinary shares. Beech Investments Limited, a company incorporated in the Isle of Man, is owned by discretionary trusts that include Eros director Kishore Lulla as a potential beneficiary. Ganesh Holdings Limited is a wholly-owned subsidiary of the Ganesh Trust of which Vijay Ahuja and his family are beneficiaries.

The following diagram summarizes the corporate structure of our consolidated group of companies as of June 30, 2017:

Eros Organizational Chart (as of June 30, 2017)

(a)	Eros India holds 100% of each of its Indian subsidiaries other than Big Screen Entertainment Private Limited (India) and Colour Yellow Productions Private Limited (India), Ayngaran International Media Private Limited, Ayngaran Anak Media Private Limited and Eros International Distribution LLP.
(b)	Ayngaran International Limited (Isle of Man) holds 51% of Ayngaran Anak Media Private Limited (India) and 100% of each of its other subsidiaries

D. Property, Plant and Equipment

Our properties consist primarily of studios, office facilities, warehouses and distribution offices, most of which are located in Mumbai, India. We own our corporate and registered offices in Mumbai and rent our remaining properties in India. Five of these leased properties are owned by members of the Lulla family. The leases with the Lulla family were entered into at what we believe were market rates. See “Part I. — Item 7. Major Shareholders and Related Party Transactions” and “Part I — Item 3. Key Information — D. Risk Factors. We have entered into certain related party transactions and may continue to rely on our founders for certain key development and support activities.” We also own or lease eight properties in the United Kingdom, the United States and Dubai in connection with our international operations outside of India. Property, plant and equipment with a net carrying amount of approximately $7.8 million (2016: $10.1 million) have been pledged to secure borrowings, and we currently do not have any significant plans to construct new properties or expand or improve our existing properties.

The following table provides detail regarding our properties in India and globally.

Location	Size	Primary Use	Leased / Owned
Mumbai, India	13,992 sq. ft.	Corporate Office	Owned
Mumbai, India	2,750 sq. ft.	Studio Premises	Leased(1)
Mumbai, India	8,094 sq. ft.	Executive Accommodation	Leased(1)
Mumbai, India	17,120 sq. ft.	Office	Leased(1)
Mumbai, India	1,000 sq. ft.	Film Negatives Warehouse	Leased
Mumbai, India	120 sq. ft.	Film Prints Warehouse	Leased
Mumbai, India	2,750 sq. ft.	Corporate	Owned
Delhi, India	600 sq. ft.	Film Distribution Office	Leased
Kolkata, India	640 sq. ft.	Film Distribution Office	Leased
Punjab, India	438 sq. ft.	Film Distribution Office	Leased
Bihar, India	1,130 sq. ft	Film Distribution Office	Leased
Kerala, India	1,800 sq. ft	Film Distribution Office	Leased
Kerala, India	1,500 sq. ft	Film Distribution Office	Leased
Mumbai, India	600 sq. ft.	DVD warehouse	Leased
Mumbai, India	1,600 sq. ft.	Warehouse	Leased
Chennai, India	8,942 sq. ft.	Corporate Office	Leased
Delhi, India	3,915 sq. ft.	Branch Office	Leased
Mumbai, India	750 sq. ft.	Branch Office	Leased
Bangalore, India	5,100 sq. ft.	Branch Office	Leased
Dubai, United Arab Emirates	536 sq. ft.	Corporate Office	Leased
Dubai, United Arab Emirates	747 sq. ft.	Corporate Office	Leased
Secaucus, New Jersey, U.S.	10,000 sq. ft.	Corporate Office	Leased(1)
London, England	7,549 sq. ft.	DVD Warehouse	Owned
London, England	4,506 sq. ft.	Corporate Office	Leased(1)
Fujairah, United Arab Emirates	676 sq. ft.	Corporate Office	Leased
Fujairah, United Arab Emirates	676 sq. ft.	Corporate Office	Leased
San Francisco, California, U.S.	2,315 sq. ft.	Digital team	Leased

(1)	Leased directly or indirectly from a member of the Lulla family.

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

Outlook

Our primary revenue streams are derived from three channels: theatrical, television syndication and digital and ancillary. For the fiscal year ended March 31, 2017, the aggregate revenues from theatrical, television syndication and digital and ancillary were $101.0 million, $88.0 million and $64 million respectively, compared to $138.4 million, $72.1 million and $63.9 million, respectively, for the fiscal year ended March 31, 2016.

The contribution from these three distribution channels can fluctuate year over year based on, among other things, our mix of films and budget levels, and the size of our television syndication deals.

The largest component of our revenue is attributable to the theatrical distribution of our films in India. We anticipate that as additional multiplex theaters are built in India, there will be increased opportunities to exploit our film content theatrically. We expect that this multiplex theater growth coupled with the rise in ticket prices and the anticipated increase in the number of high budget Hindi and Tamil films in our slate will result in increased revenue. In addition, in India, we cannot predict the share of theatrical revenue we will receive, as we currently negotiate film-by-film and exhibitor-by-exhibitor. We set up Trinity Pictures in fiscal year 2015 as a dedicated franchise studio that develops valuable intellectual property in the form of franchise films. With a focus on creating intellectual property in-house along with delivering wholesome entertainment to audiences, we have entered into key co-production partnerships with producers and directors. Colour Yellow Production, a subsidiary of Eros India with Anand L Rai has announced film releases across budgets, genres and languages. This co-production model along with our in-house production franchise ‘Trinity’ gives us better visibility on actual cost of production ensuring capped budgets and exclusive distribution rights, typically for at least 20 years.

We believe China to be a significant market opportunity for Indian films. As per PwC Global Entertainment & Media Outlook, 2016-2020, China is expected to overtake the US box office next year. China box office grew 49% in 2015 to $6.3 billion and is expected to grow to $10.3 billion next year. In comparison the US box office is expected to contract from $10.3 billion to $10 billion next year. Hollywood’s share of the Chinese box office has slipped to 38.4% in 2015 from 45.5% in 2014. In early 2014 China had just under 19,000 screens and by end of 2015 that number grew to almost 32,000. Overall China is propelling Asia-Pacific’s growth (including Indonesia, Malaysia) with box office revenue across Asia-Pacific expected to grow to $21.11 billion by 2020 and this continues to emerge as an important growth markets for Indian films. We are exploring the release of our films in bigger markets such as China. In fiscal year 2017, a Hindi Film Dangal was released in China across 9,000 screens and grossed about $180 million at the box office.

Increasing the number of Tamil and Telugu global releases in our film mix allows us to expand our audience within significant regional markets. As we expand into other regional languages such as Marathi, Bengali, Punjabi and Malayalam, we may see the composition of our film mix changing over time in order to allow us to successfully scale our business around Hindi as well as regional language content. At the same time, the distribution window for the theatrical release of films, and the window between the theatrical release and distribution in other channels, have each been compressing in recent years and may continue to change. In fiscal year 2017, we released 18 Tamil and Telugu films as compared to 21 films in fiscal year 2016.

A substantial portion of our revenue is also derived from television syndication. Because of increased demand for Indian film content on television in India as the number of DTH subscribers increase and the cable industry migrates toward digital technology, we expect a significant increase in demand for premium content such as movies and sports and a resultant increase in licensing fees payable to us by satellite and cable television operators. However, as competitors with compelling products, including international content providers, expand their content offerings in India, we expect competition for television syndication revenues to increase, and license fees for such content could decrease.

Currently, the remainder of our revenue is derived from digital distribution and ancillary products and services. With a significant portion of the Indian and international population moving toward adoption of digital technology, we are increasing our focus on providing on-demand services. We have expanded our digital presence with the launch of our on-demand entertainment portal Eros Now, which leverages our film and music libraries by providing ad-supported and subscription-based streaming of film and music content via internet-enabled devices. Eros Now has been increasingly focused on delivering product features, being truly platform agnostic and monetizing it’s growing registered user base. We also have an ad-supported YouTube portal site on Google that hosts an extensive collection of clips of our content. Accordingly, we anticipate that our revenue and costs associated with digital distribution are likely to increase over time. Ancillary revenues also include all other revenues that are not theatrical or television, including licensing to airlines and cable operators.

We anticipate that our costs associated with the co-production and acquisition of film content are likely to increase over time as we continue to focus more on investing in high budget Hindi films as well as high budget Tamil and Telugu films. In addition, increased competition in the Indian film entertainment industry, including from international film entertainment providers such as Disney, Twentieth Century Fox and Viacom, is likely to cause the cost of film production and acquisition to increase. In fiscal year 2017, we invested $173.5 million in film content, and in fiscal year 2018, we expect to invest approximately $180 to $200 million in film content.

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

The following additional criteria apply in respect of various revenue streams within filmed entertainment:

•	Theatrical — Contracted minimum guarantees are recognized on the theatrical release date. The Group’s share of box office receipts in excess of the minimum guarantee is recognized at the point they are notified to the Group.

•	Television — License fees received in advance which do not meet all the above criteria are included in deferred income until the above criteria is met. In arrangements for catalogue sales the Company recognizes revenue if the recognition criteria set forth above is met, including whether a valid sales contract exists, all films are delivered, the Company is reasonably certain on collectability, and the Company’s contractual obligations are complete, even if the arrangement provides for a deferred payment term of up to a year.

•	Digital - Digital and ancillary media revenues are recognized at the earlier of when the content is accessed or declared.

•	Other — DVD, CD and video distribution revenue is recognized on the date the product is delivered or if licensed in line with the above criteria. Visual effects, production and other fees for services rendered by the Group and overhead recharges are recognized in the period in which they are earned and in certain cases, the stage of production is used to determine the proportion recognized in the period.

Goodwill and trade name

The Group tests annually whether goodwill and trade name have suffered impairment, in accordance with its accounting policy. The recoverable amount of cash-generating units has been determined based on value in use calculations. We use market related information and estimates (generally risk adjusted discounted cash flows) to determine value in use. Cash flow projections take into account past experience and represent management’s best estimate about future developments. Key assumptions on which management has based its determination of fair value less costs to sell and value in use includes estimated growth rates, weighted average cost of capital and tax rates. As at March 31, 2017, for assessing impairment of goodwill, value in use is determined using discounted cash flow method. The estimated cash flows for a period of four years were developed using internal forecasts, extrapolated for the fifth year, and a pre-tax discount rate of 17.2% and terminal growth rate of 4%. As of March 31, 2017, for assessing the impairment of the trade name, value in use is determined using the relief from royalty method based on a Royalty rate of 3% on the estimated total revenue for a period of four years, extrapolated for the fifth year, and, a pre-tax discount rate of 22.5% and terminal growth rate of 4%.These estimates, includes the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill and tradename impairment.

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

Allowances for doubtful accounts

The Group extends credit to customers and other parties in the normal course of business and maintains an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of customers to make required payments. The Group bases such estimates on historical experience, existing economic conditions, and any specific customer collection issues the Group has identified. Uncollectible accounts receivable are written off when a settlement is reached for an amount less than the outstanding balance or when the Group determines that the balance will not be collected. The allowance for doubtful accounts as of March 31, 2017 and March 31, 2016, was $2,430 and $1,315 respectively.

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

Share-based payments

The Group is required to evaluate the terms to determine whether share based payment is equity settled or cash settled. Judgment is required to do this evaluation. Further, the Group is required to measure the fair value of equity settled transactions with employees at the grant date of the equity instruments. The fair value is determined principally by using the Black Scholes model and/or Monte Carlo Simulation Models which require assumptions regarding risk free interest rates, share price volatility, the expected term and other variables. The basis and assumptions used in these calculations are disclosed within Note 28. The aforementioned inputs entered in to the option valuation model that we use to determine the fair value of our share awards are subjective estimates and changes to these estimates will cause the fair value of our share-based awards and related share- based compensations expense we record to vary.

Business combinations

Business combinations are accounted for using the acquisition method under the provisions of IFRS 3 (Revised), “Business Combinations”.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred at the date of acquisition. The cost of the acquisition also includes the fair value of any contingent consideration. Identifiable tangible and intangible assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets.

Year Ended March 31, 2017 Compared to Year Ended March 31, 2016

	Year ended March 31,				As a % of revenue
	2017	2016	Change %		2017	2016
	(in thousands)
Revenue	$252,994	$274,428	(7.8%	)	100.0	100.0
Cost of sales	(164,240)	(172,764)	(4.9%	)	64.9	63.0
Gross profit	88,754	101,664	(12.7%	)	35.1	37.0
Administrative costs	(63,309)	(64,019)	(1.1%	)	25.0	23.3
Operating profit	25,445	37,645	(32.4%	)	10.1	13.7
Net finance costs	(17,156)	(8,010)	114.2%		6.8	2.9
Other gains/(losses)	14,205	(3,636)	490.7%		5.6	1.3
Profit before tax	22,494	25,999	(13.5%	)	8.9	9.5
Income tax expense	(11,039)	(12,711)	(13.2%	)	4.4	4.6
Net income	$11,455	$13,288	(13.8%	)	4.5	4.8

The following table sets forth, for the period indicated, the revenue by region of domicile of Group’s operation.

	Year ended March 31,
	2017	2016	Change (%)
	(in thousands)
India	$121,966	$159,855	(23.7%	)
Europe	25,686	34,209	(24.9%	)
North America	2,549	14,622	(82.6%	)
Rest of the world	102,793	65,742	56.4%
Total revenue	$252,994	$274,428	(7.8%	)

Revenue

In fiscal year 2017, revenue decreased by 7.8% to $253.0 million, compared to $274.4 million in fiscal year 2016.

In fiscal year 2017, Eros film slate comprised 45 films of which 5 were high budget, 10 were medium budget and 30 were low budget as compared to 63 films in fiscal year 2016, of which 6 was high budget, 16 were medium budget and 41 were low budget.

In fiscal year 2017, the Company’s slate of 45 films comprised 12 Hindi films, 16 Tamil, 2 Telugu films and 15 other regional films as compared to the same period last year where it was slate of 63 films comprised 33 Hindi films, 19 Tamil, 2 Telugu films and 9 other regional films.

In fiscal year 2017, the aggregate theatrical revenue decreased by 27.0% to $101.0 million as compared to $138.4 in fiscal year 2016. The decrease in theatrical revenue reflects the mix of films released in each period as mentioned above. Theatrical revenue in fiscal year 2016 comprised revenue from Bajrangi Bhaijaan, Bajirao Mastani, Tanu Weds Manu Returns which were three out of the top four highest grossing films of 2016 compared to 2017 where Housefull 3 was the only top 10 film so far coupled with the negative impact of demonetisation on the Indian film industry since November 2016, which necessitated the Company to defer some of its Hindi and regional releases indefinitely. As a result, in fiscal year 2017, the Company released only 45 films of which only 12 were Hindi compare to 33 Hindi films out of a total 63 films in fiscal year 2016 which explains the decline in theatrical revenues.

In fiscal year 2017, the aggregate revenue from television syndication increased by 22.1% to $88.0 million from $72.1 million in fiscal year 2016. This was due to strong catalogue sales in fiscal year 2017 to offset the weaker new release slate, while in fiscal year 2016, the Company had decided to hold back and sacrifice some catalogue sales which come with longer payment terms to bring about working capital efficiencies.

In fiscal year 2017, the aggregate revenues from digital and ancillary increased by 0.2% to $64 million from $63.9 million in fiscal year 2016 mainly driven by catalogue monetization strategy, revenues from Eros Now and contribution from other ancillary revenues streams.

In fiscal year 2017, revenue from India decreased by 23.7% to $122 million, compared to $159.9 million in fiscal  2016. The decrease was mainly due to lower theatrical revenue on the back of weaker slate mix coupled with rupee demonetisation impact whereas fiscal year 2016 slate comprised of highly acclaimed and commercial successful films such as Bajrangi Bhaijaan, Bajirao Mastani and Tanu Weds Manu. The decrease in overall theatrical revenue was offset by a stronger catalogue revenue contribution.

In fiscal year 2017, revenue from Europe decreased by 24.9% to $25.7 million, compared to $34.2 million in fiscal year 2016. The decrease is on account of lower theatrical revenues due to weaker mix of films partially offset by catalogue sales.

In fiscal year 2017, revenue from North America decreased by 82.9% to $2.5 million, compared to $14.6 million, in fiscal year 2016. The decrease is on account of relatively weaker slate mix  coupled with lower catalogue revenues.

In fiscal year 2017, revenue from the rest of the world increased by 56.5% to $102.8 million, compared to $65.7 million in fiscal year 2016, mainly due to increase in catalogue revenues which were muted in last two quarters of fiscal year 2016 to bring-in working capital efficiencies.

Cost of sales

In fiscal year 2017, cost of sales decreased by 4.9% to $164.2 million compared to $172.8 million in fiscal year 2016, which is attributable to decrease in accrual of overages to $1 million in fiscal year 2017 compared to $10.1 million due to an overall weaker slate mix. Further, decrease in publicity and distribution cost by $5.2 million in fiscal year 2017 compared to fiscal year 2016 contributed to the overall decrease in cost of sales which was partially offset by increase in cumulative amortisation costs of film library by $7 million in fiscal year 2017 as compared to fiscal year 2016.

Gross profit

In fiscal year 2017 gross profit decreased by 12.68% to $88.8 million, compared to $101.7 million, in fiscal year 2016. As a percentage of revenues, gross profit margin is 35.1% in the fiscal 2017, compared to 37.0% in fiscal year 2016. The decrease in margin is primarily due to an overall weaker slate mix resulting in overall decrease of theatrical revenue by $37.4 million or 27.0% in fiscal year 2017 as compared to fiscal year 2016, offset by increase in television syndication revenue by $15.9 million or 22.1% and increase in amortization charge by $7.0 million or 5.5% in fiscal 2017.

Adjusted EBITDA (Non-GAAP)

In fiscal year 2017, adjusted EBITDA decreased by 21.4% to $55.7 million, compared to $70.9 million in fiscal year 2016 due to an overall weaker slate mix, reduced theatrical revenues for the films released during the rupee demonetization in India which was partially offset by significant high margin catalogue revenues.

Administrative costs

In fiscal year 2017, administrative costs decreased by 1.1% to $63.3 million compared to $64.0 million for the fiscal year 2016, primarily due to decrease in share based payments, of $23.5 million in fiscal year 2017 as compared to $31 million in fiscal year 20l6 which was partially offset by increase in salaries by $4 million in fiscal year 2017 as compared to fiscal year 2016.

Net finance costs

In fiscal year 2017, net finance costs increased by 115% to $17.2 million, compared to $8 million in fiscal year 2016, mainly due to decrease in finance income by $3.3 million in fiscal year 2017 as compared to fiscal year 2016. Further, the finance cost has increased $5.8 million in fiscal year 2017 as compared to fiscal year 2016 primarily due to high cost of debt due to higher debt within India as well as increased interest for the Revolving Credit Facility and decrease in capitalisation of interest on content assets by $2 million in fiscal year 2017 as compared to fiscal year 2016.

Income tax expense

In fiscal year 2017, the provisions for income taxes are $11.0 million, compared to $12.7 million in fiscal year 2016. Effective income tax rates were 31% and 21.1% for fiscal year 2017 and 2016, respectively excluding non-deductible share-based payment charges and gain / loss on fair valuation of derivative liabilities. The change in effective tax rate principally reflects a change in the mix of the profits earned from taxable and non-taxable jurisdictions.

Net income

In fiscal year 2017, net income decreased by 13.5% to 11.5 million compares to 13.3 for the fiscal 2016 as cost of sales remained relatively consistent with fiscal 2016 whereas revenue decreased by 7.8% in fiscal year 2017 as compared to fiscal 2016, which was offset by fair value gain on held for trading derivative liabilities of $10.3 million as compared to loss of $3.6 million in fiscal year 2016.

Trade receivables

In fiscal year 2017, trade receivables increased to $226.8 million from $169.3 million as of March 31, 2016 mainly due to resumption of catalogue sales from April 2016 compared to muted catalogue sales in fiscal year 2016 primarily due to sales held back during last two quarters of fiscal 2016 to achieve working capital efficiencies. Catalogue sales have payment terms extended up to a year. We have collected approximately $ 35 million of fiscal year 2017 trade receivables subsequent to reporting date.

Net debt

In fiscal year 2017, net debt increased to $157.6 million compared to $120.4 million in fiscal year 2016 mainly due to decrease in cash and bank balances by $70.5 million and repayment of $33.4 million debt.

Year Ended March 31, 2016 Compared to Year Ended March 31, 2015

	Year ended March 31,			As a % of revenue
	2016	2015	Change %	2016	2015
	(in thousands)
Revenue	$274,428	$284,175	(3.4)	100.0	100.0
Cost of sales	(172,764)	(155,777)	10.9	63.0	54.8
Gross profit	101,664	128,398	(20.8)	37.0	45.2
Administrative costs	(64,019)	(49,546)	29.2	23.3	17.4
Operating profit	37,645	78,852	(52.3)	13.7	27.7
Net finance costs	(8,010)	(5,861)	36.7	2.9	2.1
Other gains/(losses)	(3,636)	(10,483)	(65.3)	1.3	3.7
Profit before tax	25,999	62,508	(58.4)	9.5	22.0
Income tax expense	(12,711)	(13,178)	(3.5)	4.6	4.6
Net income	$13,288	$49,330	(73.1)	4.8	17.4

The following table sets forth, for the period indicated, the revenue by region of domicile of Group’s operation.

	Year ended March 31,
	2016	2015	Change (%)
	(in thousands)
India	$159,855	$110,015	45.3
Europe	34,209	29,528	15.9
North America	14,622	10,014	46.0
Rest of the world	65,742	134,618	(51.2)
Total revenue	$274,428	$284,175	(3.4)

Revenue

In fiscal year 2016, Eros film slate comprised 63 films of which 6 were high budget, 16 were medium budget and 41 were low budget as compared to very similar mix of 65 films in fiscal year 2015, of which 6 were high budget, 12 were medium budget and 47 were low budget.

In fiscal year 2016, the Company’s slate of 63 films comprised 33 Hindi films, 19 Tamil/Telugu films and 11 regional films as compared to fiscal year 2015 where its slate of 65 films comprised 45 Hindi films, 19 Tamil/Telugu films and one regional film. For the twelve months ended March 31, 2016, revenue decreased marginally by 3.4% to $274.4 million, compared to $284.2 million for the twelve months ended March 31, 2015.

In fiscal year 2016, the aggregate theatrical revenues increased by 12.4% to $138.4 million from $123.1 million in fiscal year 2015. Fiscal year 2016 proved to be a successful year for the Company’s films at the box office demonstrating the quality and robustness of its content with three out of the top four Hindi films and seven out of the top 15 Hindi films in Calender year 2015 being Eros films. Some of our successful global releases were Bajrangi Bhaijaan, Bajirao Mastani, Tanu Weds Manu Returns, Welcome Back, Srimanthudu and overseas releases were Dil Dhadakne Do, Singh is Bling and Gabbar is Back reinforcing the portfolio and film mix strategy.

The aggregate revenues from television syndication decreased by 28.8% to $72.1 million in fiscal year 2016 from $101.2 million in fiscal year 2015 mainly as a result of higher television sales in India offset by lower sales in territories outside of India due to the Company’s decision to forego a portion of their potential catalogue revenues that have relatively longer payment cycles, in order to improve days sales outstanding.

The aggregate revenues from digital, ancillary and the newly acquired “Techzone” increased 6.7% to $63.9 million in fiscal year 2016 from $59.9 million in fiscal year 2015. This is on account of contribution from Techzone and better realizations from other ancillary revenues such as music sales and in-flight entertainment.

We derived approximately 41.7% of our fiscal year 2016 revenues from the exploitation of our films in territories outside of India compared to 61.3% in fiscal year 2015. This percentage is calculated (as required under International Financial Reporting Standards) based on revenue by region of domicile of Group’s operation.

Revenue from India increased by 45.3 % to $159.9 million in fiscal year 2016, compared to $110 million in fiscal year 2015. This was account of the stronger Indian box office collection of the Company’s movies and the better realizations with respect to television syndication revenues associated with these movies.

Revenue from Europe increased by 15.9 % to $34.2 million in fiscal year 2016, compared to $29.5 million in fiscal year 2015 and North America increased 46 % to $14.6 million in fiscal year 2016, compared to $10 million in fiscal year 2015. This was account of the stronger overseas box office collection of the Company’s movies.

Revenue from rest of the world decreased by 51.2 % to $65.7 million in fiscal year 2016, compared to $134.6 million in fiscal year 2015. This was mainly due to lower catalogue sales.

We also report percentage of revenue calculated (as required under International Financial Reporting Standards) based on where the customer who entered into a contract with any of its entities is based and not strictly on the geography of the rights being exploited or licensed. Accordingly, this may not be reflective of the potential of any given market because it is not necessarily reflective of where the films are actually distributed. As a result, the Company’s revenue by customer location may vary year on year. On this basis, we derived approximately 42.1% of our Fiscal year 2016 revenues from the exploitation of our films in territories outside of India compared to 61.5% in Fiscal year 2015.

Cost of sales

In fiscal year 2016 cost of sales increased by 10.9% to $172.8 million compared to $155.8 million in fiscal year 2015. $11.0 million out of the total $17 million increase or 65% of the increase was primarily on account of increase in film amortization costs associated with mix of the Company’s films of fiscal year 2016 as compared to fiscal year 2015 as well as cumulative amortization costs of its larger film library, and 35% of the increase was due to accrued overages to co-producers from hit films as well as an increase in selling and distribution expenses.

Gross profit

In fiscal year 2016 gross profit decreased by 20.8% to $101.7 million, compared to $128.4 million in fiscal year 2015 primarily due to lower revenue from high margin catalogue sales and higher cost of sales, mainly due to increased amortization charge.

Net income

In fiscal year 2016 net income decreased by 73% to $13.3 million, compared to $49.3 million in fiscal year 2015 primarily due to lower high-margin catalogue revenues, lower gross profit and higher administrative cost in fiscal year 2016.

Adjusted EBITDA (Non-GAAP)

In fiscal year 2016 adjusted EBITDA decreased by 29.9% to $70.9 million compared to $101.2 million in fiscal year 2015 mainly due to higher theatrical revenues being offset by proportionately higher cost of sales including film amortisation costs and relatively higher margin lower catalogue revenues.

Administrative costs

In fiscal year 2016, administrative costs increased by 29.3% to $64 million compared to $49.5 million in fiscal year 2015, which was attributable to an increase in share based payment charges by 41.6% to $31.0 million in fiscal year 2016 compared to $21.9 million in fiscal year 2015 as well as increased personnel cost of $2.7 million on account of expansion of the Eros Now team and newly acquired “Techzone”.

Net finance costs

In fiscal year 2016, net finance increased by 35.6% to $8 million, compared to $5.9 million in fiscal year 2015. This was mainly due to the higher blended cost of debt during the year with the full year retail bond costs coming in which was only partial in the previous year.

Other losses

In fiscal year 2016, other losses decreased by 65.7% to $3.6 million, compared to $10.5 million in fiscal year 2015. This was primarily due to a decrease in the fair value of derivative liability instruments not designated in a hedging relationship and net foreign exchange losses. In fiscal year 2015 there was also impairment loss on available-for-sale financial asset, while their was no such impairment in fiscal year 2016

Income tax expense

The expense for income taxes was $12.7 million and $13.2 million for the twelve months ended March 31, 2016 and 2015, respectively. The decrease for income taxes is due to lower net profit earned in the twelve months ended March 31, 2016. Effective tax rates were 21% and 21.1% for fiscal year 2016 and 2015, respectively, excluding non-deductible share-based payment charges and net loss on held for trading financial liabilities.

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

Recently, there have been periods of higher volatility in the Indian Rupee and U.S. dollar exchange rate. This volatility is illustrated in the table below for the periods indicated:

	Period End	Average(1)	High	Low
Fiscal Year
2011	44.54	45.46	47.49	43.90
2012	50.89	48.01	53.71	44.00
2013	54.52	54.36	57.13	50.64
2014	60.35	60.35	68.80	53.65
2015	62.58	61.15	63.70	58.46
2016	66.25	65.39	68.84	61.99
2017	64.85	67.01	68.86	64.85

Months
April 2016	66.39	66.42	66.70	66.05
May 2016	66.96	66.88	67.59	66.36
June 2016	67.51	67.27	67.92	66.51
July 2016	66.77	67.16	67.49	66.77
August 2016	66.94	66.90	67.18	66.63
September 2016	66.58	66.71	67.10	66.28
October 2016	66.72	66.74	66.94	66.49
November 2016	68.56	67.64	68.86	66.39
December 2016	67.92	67.81	68.29	67.38
January 2017	67.48	68.05	68.39	67.48
February 2017	66.67	66.97	67.40	66.67
March 2017	64.85	65.80	66.83	64.85
April 2017	64.27	64.54	65.10	64.08
May 2017	64.50	64.42	64.87	64.03
June 2017	64.62	64.45	64.66	64.23

(1)	Represents the average of the U.S. dollar to Indian Rupee exchange rates on the last day of each month during the period for all fiscal years presented, and the average of the noon buying rate for all days during the period for all months presented.

This volatility in the Indian Rupee as compared to the U.S. dollar and the increasing exchange rate has impacted our results of operations as shown in the table below comparing the reported results against constant currency comparable based upon the average rate of exchange for the year ended March 31, 2017, of INR 67.0 to $1.00. In addition to the impact on gross profit, the volatility during the year ended March 31, 2017 also led to a non-cash foreign exchange gain of 3.9 million principally on our Indian subsidiaries’ foreign currency loans in the year ended March 31, 2017 compared to $0.07 million loss in the year ended March 31, 2016.

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

	Year ended March 31,
	2017		2016		2015
			(in thousands)
	Reported	Constant Currency (Non-GAAP)	Reported	Constant Currency (Non-GAAP)	Reported	Constant Currency (Non-GAAP)
Revenue	$252,994	$252,994	$274,428	$266,853	$284,175	$266,125
Cost of sales	(164,240)	(164,240)	(172,764)	(168,347)	(155,777)	(145,080)
Gross Profit	$88,754	$88,754	$101,664	$98,506	$128,398	$121,045

The percentage change for the data comparing the constant currency amounts against the reported results referenced in the table above:

	Year ended March 31,
	2017	2016	2015
Revenue	—%	(2.8)%	(6.8)%
Cost of sales	—	(2.6)	(7.4)%
Gross profit	—%	(3.1)%	(6.1)%

The Indian Rupee experienced an approximately 2% drop in value as compared to the U.S. dollar in fiscal year 2016, in fiscal year 2015 the drop was 9%.

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

	Year ended March 31,
	2017	2016	2015
	(in thousands)
Current assets	$362,477	$373,482	$366,592
Current liabilities	316,101	290,687	128,481
Working capital	$46,376	$82,795	$238,111

The significant decrease in working capital as at March 31, 2017 as compared to March 31, 2016, principally reflects payables relating to purchases of film rights.

Indebtedness

As of March 31, 2017, we had aggregate outstanding indebtedness of $271.5 million, and cash and cash equivalents of $112.3 million. At March 31, 2017, the total available facilities were comprised of (i) revolving credit facilities, secured and unsecured term loans, and vehicle loans of $190.9 million at Eros India and Eros Worldwide, (ii) secured overdraft and term loan amounting to $18.0 million at Eros International Limited. In addition, Eros International plc has debt of $62.7 million in relation to a retail bond offering for £50 million in October 2014 and unsecured term loan. As at March 31, 2017, there were undrawn amounts under our facilities of $2.2 million.

As of March 31, 2017
(in thousands)
Eros India
Secured revolving credit facilities	$57,521
Secured term loans	$35,149
Vehicle loans	$325
Unsecured other loan	$7,033
Total	$100,028
Eros International plc
Retail Bond	$62,672
Total	$62,672
Eros International Limited, U.K.
Secured overdraft	$17,982
Total	$17,982

Eros Worldwide
Revolving credit facility(1)	$85,000
Interest swap financing facility	$5,853
Total	$90,853
Total	$271,535

_____________

(1)	Borrowers under the revolving credit facility are Eros International Plc, Eros Worldwide FZ LLC, Eros International Limited and Eros International USA Inc.

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

Borrowings under our revolving credit facility maturing in January 2017 bear interest at LIBOR, or in the case of future borrowings in Euros, EURIBOR, floating rates with margins between 1.9% and 2.9% plus mandatory cost.

Our revolving credit facility that previously matured in January 2017 was amended and the maturity date was extended up to March 31, 2017. Subsequently, on April 1, 2017 we entered into an amended credit agreement with a revolving credit facility bearing interest at a rate of 7.5% plus LIBOR, which is secured by certain of our assets and is payable in three installments by September 30, 2017.

Subsequently, in April 2017, retail bond were fully secured by certain group assets.

We expect to renew, replace or extend our borrowings as they reach maturity. As at March 31, 2017, we had net undrawn amounts of $2.2 million available.

Sources and uses of cash

	Year Ended March 31,
	2017	2016	2015
	(in thousands)
Net cash from operating activities	$98,993	$234,599	$117,955
Net cash used in investing activities	$(175,191)	$(211,355)	$(279,240)
Net cash from financing activities	$5,929	$7,597	$177,561

Year ended March 31, 2017 Compared to Year Ended March 31, 2016

Net cash generated from operating activities in fiscal year 2017 was $99 million, compared to $234.6 million in fiscal year 2016, a decrease of $135.6 million, or 57.9%, primarily due to decrease working capital movement of $ 119,9 million attributable to increase in trade receivables to $91.9 million and decrease in trade payables by $27.3 million. The cash flow from operating activities has also decreased due to increase in interest paid in fiscal 2017 to $18.4 million compared to $12.5 million.

Net cash used in investing activities in fiscal year 2017 was $175.2 million, compared to $211.4 million in fiscal year 2016, a decrease of $36.2 million, or 17.1%, reflecting the change in mix of films released in fiscal year 2017 and our investment in upcoming film slate. The purchase of intangible film rights and content rights in fiscal year 2017 was $173.5 million, compared to $211.3 million in fiscal year 2016, a decrease of $37.8 million, or 17.9%.

Net cash generated from financing activities in fiscal year 2017 was $5.9 million, compared to $7.6 million in fiscal year 2016, a decrease of $1.7 million, or 22.4%, primarily due to repayment of debt of $118.3 million compared to $99.7 million in fiscal 2016 which is offset by proceeds from debt and equity of $92.8 million and $31.4 million respectively and $95.5 million and $11.8 million respectively in fiscal 2017 and fiscal 2016 ..

Year ended March 31, 2016 Compared to Year Ended March 31, 2015

Net cash from operating activities in fiscal year 2016 was $234.6 million, compared to $118.0 million in fiscal year 2015, an increase of $116.6 million, or 98.8%, primarily due to increase in cash flow from operations, reduction in trade receivables of $28.5 million, increase in trade payables of $31.5 million due to deferred revenue from presales and accrued overages from hit films. This also included an increase in interest paid of $5.6 million and a decrease in income taxes paid of $4.5 million, from fiscal year 2015. There was a decrease in working capital of $51.3 million in fiscal year 2016 mainly because the revolving credit facility of $123,750 million which was part of a long term liability in fiscal year 2015 was classified as a short term liability at the end of fiscal year 2016.

Net cash used in investing activities in fiscal year 2016 was $211.4 million, compared to $279.2 million in fiscal year 2015, a decrease of $67.8 million, or 24.3%, reflecting the change in mix of films released in fiscal year 2016 and our investment in film content in future years. Our investment in film content in fiscal year 2016 was $211.3 million, compared to $276.2 million in fiscal year 2015, a decrease of $64.9 million, or 23.5%. Fiscal year 2015 investment in content also contained a stepped one-off investment for Eros Now content with additional funds available from the proceeds from the UK retail bond.

Net cash from financing activities in fiscal year 2016 was $7.6 million, compared to $177.6 million in fiscal year 2015, a decrease of $170 million, or 95.7%, primarily because we didn’t access the capital markets in fiscal year 2016 as compared to fiscal year 2015 where we had capital proceeds of $92.3 million from our follow on equity offering in 2015 and proceeds of $77.9 million on account of issuing Retail Bond.

Capital expenditures

In fiscal year 2017, we invested $173.5 million in film content, and in fiscal 2018 we expect to invest approximately $180 to $200 million in film content.

C. Research and Development

Not applicable

D. Trend Information

New accounting pronouncements issued but not yet effective

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for our accounting periods beginning on or after April 1, 2017 or later periods. Those which are considered to be relevant to Group’s operations are set out below.

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

IFRS 15 is effective for fiscal years beginning on or after January 1, 2018. Earlier application is permitted. The Group expects to apply this standard retrospectively with the cumulative effect of initially applying this standard recognized at April 1, 2018 (i.e. the date of initial application in accordance with this standard). The Group is currently evaluating the impact that this new standard will have on its consolidated financial statements.

IFRS 9 Financial Instruments: In July 2014, the IASB finalized and issued IFRS 9 – Financial Instruments. IFRS 9 replaces IAS 39 “Financial instruments: recognition and measurement, the previous Standard which dealt with the recognition and measurement of financial instruments in its entirety upon the former’s effective date.

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

The Group is currently evaluating the impact of this new standard on its consolidated financial statements.

IFRS 16 Leases: On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related Interpretations. The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of comprehensive income. The Standard also contains enhanced disclosure requirements for lessees. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Group is yet to evaluate the requirements of IFRS 16 and the impact on the consolidated financial statements.

IFRIC 22, Foreign currency transactions and Advance consideration: On December 8, 2016, the International Accounting Standards Board (IASB) issued IFRS interpretation IFRIC 22, Foreign currency transactions and Advance consideration which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the effect of IFRIC 22 on the consolidated financial statements.

IFRIC 23, Uncertainty over Income Tax Treatments: In June 2017, the International Accounting Standards Board (IASB) issued IFRS interpretation IFRIC 23 — Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition:

•	Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors

•	Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives

The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group does not believe that this amendment will have a material impact on its consolidated financial statements.

Amendments to IAS 7, Statement of cash flows: In January 2016, the International Accounting Standards Board issued the amendments to IAS 7, requiring the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the balance sheet for liabilities arising from financing activities, to meet the disclosure requirement. The effective date for adoption of the amendments to IAS 7 is annual reporting periods beginning on or after January 1, 2017, though early adoption is permitted. The Company is currently evaluating the effect of this amendment on its consolidated financial statements.

Amendments to IFRS 2, Share-based payment: In June 2016, the International Accounting Standards Board issued the amendments to IFRS 2, providing specific guidance for measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. It clarifies that the fair value of cash-settled awards is determined on a basis consistent with that used for equity-settled awards. Market-based performance conditions and non-vesting conditions are reflected in the ‘fair values’, but non-market performance conditions and service vesting conditions are reflected in the estimate of the number of awards expected to vest. Also, the amendment clarifies that if the terms and conditions of a cash-settled share-based payment transaction are modified with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as such from the date of the modification. Further, the amendment requires the award that includes a net settlement feature in respect of withholding taxes to be treated as equity-settled in its entirety. The cash payment to the tax authority is treated as if it was part of an equity settlement. The effective date for adoption of the amendments to IFRS 2 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group does not believe that this amendment will have a material impact on its consolidated financial statements.

Quarterly Financial Information

The table below presents our selected unaudited quarterly results of operations for the four quarters in the fiscal year ended March 31, 2017. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. We have prepared the unaudited financial data for the quarters presented on the same basis as our audited consolidated financial statements. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods.

	Three Months Ended
	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017
	(dollars in thousands)
Selected Quarterly Results of Operations
Revenue	$71,095	$71,876	$57,348	$52,675
Cost of sales	(48,010)	(48,935)	(35,029)	(32,266)
Gross profit	23,085	22,941	22,319	20,409
Administrative costs	(15,905)	(17,447)	(14,119)	(15,839)
Operating profit	7,180	5,494	8,200	4,570
Net finance costs	(3,193)	(4,374)	(3,415)	(6,174)
Other gains/(losses)	2,032	1,534	10,264	376
(Loss)/profit before tax	6,019	2,654	15,049	(1,228)
Income tax expense	(2,580)	(4,049)	(3,565)	(845)
Net (loss)/income	$3,439	$(1,395)	$11,484	$(2,073)

OTHER NON-GAAP MEASURES
EBITDA(1)	$10,116	$7,287	$18,920	$6,226
Adjusted EBITDA (1)	$18,123	$13,691	$14,497	$9,354

OPERATING DATA
High budget film releases(2)	3	2	—	—
Medium budget film releases(2)	2	4	3	1
Low budget film releases(2)	9	12	5	4
Total new film releases(2)	14	18	8	5

(1)	We use EBITDA and Adjusted EBITDA as supplemental financial measures. EBITDA is defined by us as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs). Adjusted EBITDA is defined as EBITDA adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives), transaction costs relating to equity transactions and share based payments. EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. EBITDA and Adjusted EBITDA provide no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position. However, our management team believes that EBITDA and Adjusted EBITDA are useful to an investor in evaluating our results of operations because these measures:

•	are widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

•	help investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and

•	are used by our management team for various other purposes in presentations to our board of directors as a basis for strategic planning and forecasting.

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

The following table sets forth the reconciliation of our net income to EBITDA and Adjusted EBITDA:

	Three Months Ended
	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017
	(in thousands)
Net (loss)/income	$3,439	$(1,395)	$11,484	$(2,073)
Income tax expense	2,580	4,049	3,565	845
Net finance costs	3,193	4,374	3,415	6,174
Depreciation	210	183	197	492
Amortization(a)	694	76	259	788
EBITDA (Non-GAAP)	10,116	7,287	18,920	6,226
Gain on sale of available-for-sale financial assets	(58)	—	—	—
Share based payments(b)	6,021	8,505	4,119	4,826
Net loss/(gain) on held for trading derivative instruments	2,044	(2,101)	(8,542)	(1,698)
Transaction costs relating to equity transactions	—	—	—	—
Adjusted EBITDA (Non-GAAP)	$18,123	$13,691	$14,497	$9,354

a)	Includes only amortization of intangible assets other than intangible content assets.

b)	Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.

2)	Includes films that were released by us directly and licensed by us for release.

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

In the fiscal year 2017, revenue fluctuations primarily reflected the timing of major theatrical releases, with our highest quarterly revenues of $71.9 million in the three months ended September 30, 2016 as a result of the two high budget theatrical releases of Dishoom (Hindi), Janata Garage (Telugu) and four medium budget theatrical releases of Baar Baar Dekho (Hindi), Banjo (Hindi), Happy Bhag Jayegi (Hindi) and White (Malayalam). The lowest quarterly revenues was of $52.7 million in the three months ended March 31, 2017. The fluctuations in other gains or losses reflect the changes in mark to market values of our interest derivative liabilities.

Our quarterly results can vary from one period to the next, and the results of one quarter are not necessarily indicative of results for the next or any future quarter. Our revenue and operating results are therefore seasonal in nature due to the impact on income of the timing of new releases as well as timing and quantum of catalogue revenues.

E. Off-Balance Sheet Arrangements

From time to time, to satisfy our filmed content purchase contracts, we obtain guarantees or other contractual arrangements, such as letters of credit, as support for our payment obligations.

As of March 31, 2017, the Group has provided certain stand-by letters of credit amounting to $80.6 million (2016: $96.0 million) which are in the nature of performance guarantees issued while entering into film co-production contracts and are valid until funding obligations under these contracts are met. These guarantees, issued in connection with outstanding content commitments, have varying maturity dates.

In addition, the Group issued financial guarantees amounting to $2.2 million (2016: $2.4 million) in the ordinary course of business, having varying maturity dates up to the next 12 months. The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations.

The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

F. Contractual Obligations

We have commitments under certain firm contractual arrangements, or firm commitments, to make future payments. These firm commitments secure future rights to various assets and services to be used in the normal course of our operations. The following table summarizes our firm commitments as of March 31, 2017.

	As of March 31, 2017
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Recorded contractual obligations
Debt	$271,535	$180,722	$18,079	$71,881	$853

Unrecorded contractual obligations
Operating leases	918	645	273	—	—
Film entertainment rights purchase obligations(1)	250,997	58,630	100,942	90,307	1,118
Interest payments on debt (2)	40,987	22,019	12,046	6,922	—
Total	$292,902	$81,294	$113,261	$97,229	$1,118

_______________

(1)	The amounts disclosed as Film entertainment rights purchase obligations are mutually agreed terms and are presently disclosed on best estimate basis.

(2)	The amounts shown in the table include future interest payments on variable and fixed rate debt at current interest rates ranging from 1.8% to 13%.

G. Safe Harbor

See “Special Note Regarding Forward-Looking Statements” at the beginning of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Our Board of Directors consists of eight directors.

The following table sets forth the name, age (as at June 30, 2017) and position of each of our directors and executive officers as at the date hereof.

Name	Age	Position/s
Directors
Kishore Lulla	55	Director, Executive Chairman
Jyoti Deshpande	46	Director, Group Chief Executive Officer, Managing Director
Vijay Ahuja	60	Director, Vice Chairman
Sunil Lulla	53	Director, Executive Vice Chairman
Naresh Chandra(1)(2)(3)(4)(5)	—	Director, Chairman of Remuneration Committee and Nomination Committee
Dilip Thakkar(1)(2)(3)(4)	80	Director, Chairman of Audit Committee
Rajeev Mishra(6)	55	Director
David Maisel(1)	55	Director
Rishika Lulla Singh	30	Director
Shailendra Swarup(1)(2)(3)(4)(5)	72	Director

Senior Management
Prem Parameswaran	48	President of North America & Group Chief Financial Officer
Mark Carbeck	45	Chief Corporate & Strategy Officer
Pranab Kapadia	45	President of Europe and Africa Operations
Surender Sadhwani	61	President of Middle East Operations
Ken Naz (7)	58	President of US – Film Distributions

(1)	Independent Director
(2)	Member of the Audit Committee
(3)	Member of the Remuneration Committee
(4)	Member of the Nomination Committee

(5) Following the sudden death of Mr. Naresh Chandra, he was no longer a Director as of July 09, 2017. Mr Shailendra Swarup was appointed as a Director with effect from 25 July 2017.

(6) Rajeev Mishra resigned from the company’s Board in November, 2016.

(7) Mr. Ken Naz has resigned from the employment of the Company with effect from May 27, 2017.

Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.

Directors

Mr. Kishore Lulla is a director and our Chairman. Mr. Lulla received a bachelor’s degree in Arts from Mumbai University. He has over 30 years of experience in the media and film industry. He is a member of the British Academy of Film and Television Arts and Young Presidents’ Organization and also a board member for the School of Film at the University of California, Los Angeles. He has been honored at the Asian Business Awards 2007 and the Indian Film Academy Awards 2007 for his contribution in taking Indian cinema global. In 2010, Mr. Lulla was awarded the Entrepreneur of the Year at the GG2 Leadership and Diversity Awards and In 2014, Forbes Asia featured Mr. Kishore Lulla on the list of Best under a Billion. He was also honored with the 2014 Global Citizenship Award by the American Jewish Committee, a leading global Jewish advocacy organization. Mr. Lulla also received the Entertainment Visionary award at the 2015 Annual Gala Dinner from the Asia Society Southern California. In 2015, he was further invited to attend the “billionaires’ summer camp” in Sun Valley, an annual gathering of the world’s most powerful entrepreneurs and business executives. As our Chairman, he has been instrumental in expanding our presence in the United Kingdom, the U.S., Dubai, Australia, Fiji and other international markets. He served as our Chief Executive Officer from June 2011 until May 2012 and has served as a director since 2005. Mr. Kishore Lulla is the father of Mrs. Rishika Lulla Singh, the brother of Mr. Sunil Lulla and a cousin of Mr. Vijay Ahuja and Mr. Sadhwani.

Ms. Jyoti Deshpande is a director and our Group Chief Executive Officer and Managing Director. She had worked with us from 2001 until May 2011 when she resigned from our Board and served as a Consultant to the Company until November 2011 in connection with preparation for our initial public offering in the U.S. She rejoined the Company in her former Group CEO/MD position on June 22, 2012. With a degree in Commerce and Economics and an MBA from Mumbai University, Ms. Deshpande has over 24 years of experience in Indian media and entertainment across advertising, media consulting, television and film. Ms. Deshpande has been a key member of the Eros leadership team since 2001 and was instrumental in our initial public offering on AIM in 2006, Eros India’s listing on the Indian Stock Exchanges in 2010 and our initial public offering on the NYSE in November 2013. She has raised over $1 billion in debt and equity for the Company in the last 10 years. Ms. Deshpande was featured in the list of Most Powerful Women in Business by Fortune India and Business Today in 2015. She was a former member of J.Thompson, India and was part of the team that founded B4U Television network in U.K. She was a senior consultant with Mindshare, UK.

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

Mr. Sunil Lulla is a director and is Executive Vice Chairman and Managing Director of Eros India. He received a bachelor’s degree in commerce from Mumbai University. Mr. Lulla has over 25 years of experience in the media and entertainment industry. Mr. Lulla has valuable relationships with talent in the Indian film industry and has been instrumental in our expansion into distribution in India as well as home entertainment and music. He has served as a director since 2005 and led our growth within India for many years before being appointed Executive Vice Chairman and Managing Director of Eros India on September 28, 2009. Mr. Sunil Lulla is the brother of Mr. Kishore Lulla, uncle of Mrs. Rishika Lulla Singh and the cousin of Mr. Ahuja and Mr. Sadhwani.

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

Mr. Shailendra Swarup, is a Director. Mr. Swarup is a practicing lawyer in India since 1965 and has over 50 years experience as corporate attorney in India. He is senior partner of the law firm Swarup & Company, New Delhi, India. His vast experience includes advising Indian and foreign with respect to transborder transactions, acquisitions, joint ventures, technology transfers in diverse sectors and industry. He presently serves as an independent Director on the Board of 6 public companies and 4 private companies. He was one of the members of Confederation of Indian Industry (“CII”) Task Force which formulated for the first time in India the Code for corporate governance. He was member of the Committee constituted by the Reserve Bank of India for governance of public sector banks and financial institutions in India. He advised National Council for Applied Economic Research on and reviewed the draft Bill of the New Electricity Act. He advised National Highways Authority of India and the Planning Commission of India on development of documentation for infrastructure Projects through build operate transfer model and public private partnership.

Mr. Dilip Thakkar is a director. Mr. Thakkar received a degree in Commerce and Law from Mumbai University. A practicing chartered accountant since 1961, Mr. Thakkar has significant financial experience. He is a senior partner of Jayantilal Thakkar & Co. Chartered Accountants and a member of the Institute of Chartered Accountants in India. In 1986 he was appointed by the Reserve Bank of India as a member of the Indian Advisory Board for HSBC Bank and the British Bank of the Middle East for a period of eight years. He is the former President of the Bombay Chartered Accountants’ Society and was then Chairman of its International Taxation Committee. Mr Thakkar serves as an Independent Director of seven public limited companies and eight private limited companies in India and twelve foreign companies. He has served as a director since April 2006.

Mr. David Maisel is a director. Mr. Maisel has been an Advisor to Rovio, the owners of Angry Birds, since 2011, and is the Executive Producer of the Angry Birds feature film which was released in May 2016. Mr. Maisel is also a Director at Gaiam, a NASDAQ listed company. Prior to this he served in senior executive positions with Marvel Entertainment from 2003 until 2010, where he conceived and spearheaded the creation of Marvel Studios, the launch of the “Iron Man” franchise, and Marvel’s 2010 sale to The Walt Disney Company. At Marvel, he was Chairman of Marvel Studios and also in the Office of the Chief Executive for its parent company, Marvel Entertainment. He was also the Executive Producer of “Iron Man,” “The Incredible Hulk,” “Iron Man 2,” “Thor,” and “Captain America: The First Avenger.” Prior to Marvel, Mr. Maisel served in senior executive positions at Endeavor Talent Agency, The Walt Disney Company, Creative Artists Agency, Chello Broadband, and The Boston Consulting Group. He is a graduate of Harvard Business School and Duke University. He has served as a director since November 2014

Senior Management

Mr. Prem Parameswaran is our Group Chief Financial Officer and President of Eros International’s North America operations. Mr. Parameswaran joined Eros with over 23 years of experience in investment banking, advising clients in the global telecommunications, media and technology sector, including on mergers and acquisitions and public, private equity and debt financings. Mr. Parameswaran most recently served as the Global Head of Media and Telecommunications Investment Banking at Jefferies LLC. Prior to Jefferies, he was the Americas Head of Media & Telecom at Deutsche Bank and also previously worked at both Goldman Sachs and Salomon Brothers. Mr. Parameswaran graduated from Columbia University and received an MBA from Columbia Business School. Mr. Parameswaran joined us in June 2015. Mr. Parameswaran also serves on the Boards of the Columbia University Alumni Trustee Nominating Committee and the Program for Financial Studies at Columbia Business School.

Mr. Mark Carbeck is our Chief Corporate & Strategy Officer, with management responsibility for Investor Relations, Group M&A, and Corporate Finance. Mr. Carbeck was formerly a Director in Citigroup’s Investment Banking Division in London, having joined the firm in New York in 1997. He has over 18 years of experience. Most recently Mr. Carbeck led the European Media investment banking coverage efforts at Citigroup and has deep media industry knowledge and strong relationships with major United Kingdom and international media companies. Mr. Carbeck graduated from the University of Chicago in 1994 with a Bachelor’s degree in History. Mr. Carbeck joined us in April 2014.

Mr. Pranab Kapadia is President Marketing & Distribution of our UK, Europe and Africa Operations. Mr. Kapadia received a Master’s degree in Management Studies (MMS) from Bombay University, majoring in Finance. He has over 22 years of experience in the Indian TV & Film Industry, previously having served with Zee Network for 10 years as Head of Operations & Programming (Europe) and later as Business Head of Adlabs Films (U.K.) Limited for one year. Mr. Kapadia brings with him significant insight and a strong understanding of the entertainment needs of South Asians internationally. He joined us in 2007.

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

B. Compensation

Compensation of senior executive officers and directors is determined by the Remuneration Committee of our Board of Directors. The Remuneration Committee reviews the performance of our directors and each of our executive officers and sets the scale and structure of their compensation. Where required, the Remuneration Committee engages the services of external companies for the purposes of benchmarking of executive remuneration or such other remuneration related matter. As part of its role of overseeing the scale and structure of the compensation paid to our executive officers, the Remuneration Committee approves their service agreements with our subsidiaries and any bonus paid by our subsidiaries to such officers. The current members of the Remuneration Committee are two of our non-executive directors, Shailendra Swarup and Dilip Thakkar.

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

The compensation of our non-executive directors is set by our board of directors as a whole, after consulting with outside experts or advisors.

The following tables and footnotes show the remuneration of each of our directors for fiscal 2017:

	Year ended March 31,
	2017 Salary	2017 Director Fees	2017 Benefits(1)	2017 Total	2016 Total
	(in thousands)
Kishore Lulla	$1,306	$—	$—	$1,306	$1,048
Jyoti Deshpande	958	—	—	958	776
Vijay Ahuja	347	—	31	378	373
Sunil Lulla(2)	674	—	19	693	879
Naresh Chandra	—	180	—	180	198
Dilip Thakkar	—	77	—	77	90
David Maisel	—	91	—	91	90
Rishika Lulla Singh	320	—	—	320	282
Total	$3,605	$348	$50	$4,003	$3,736

(1)	Health insurance, except for Sunil Lulla (see Note (2) below).
(2)	(1) Sunil Lulla’s fiscal 2017 compensation consisted of the following (Indian Rupees translated to U.S. dollars at a rate of INR 66.9 per $1.00)

Particulars for Mr Sunil Lulla	INR	USD
Basic salary	14,520,000	$216,895
Incentive compensation	64,42,040	96,229
Reimbursements car/entertainment etc.	24,39,600	36,442
Medical reimbursement	15,000	224
Special pay	19,317,240	288,555
Company rent accommodation	3,600,000	53,775
Total India	46,333,880	$692,120

The total compensation paid to our executive officers in fiscal 2017 was $16.5 million (2016: $17.0 million).

The following table and footnotes show the cost recognized in fiscal 2017 in respect to all outstanding plans and by grant of shares, which are all equity settled instruments, to our directors is as follows:

	September 18, 2013	Option 2014	JSOP	June 09, 2015	June 09, 2016	Total
Kishore Lulla	$—	$—	$—	$1,169	$1,357	$2,526
Jyoti Deshpande	1,047	—	—	$935	1,085	$3,067
Sunil Lulla	—	—	—	$935	1,085	$2,020
Dilip Thakkar	—	—	—	—	—	—
Naresh Chandra	—	—	—	—	—	—
David Maisel	—	694	—	—	—	$694
Rishika Lulla Singh	—	—	360	$291	678	$1,329
Rajeev Misra	—	—	—	—	—	—
Total	$1,047	$694	$360	$3,330	$4,205	$9,636

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

Share-Based Compensation Plans

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Year ended March 31
	2017	2016	2015
	(in thousands)
IPO India Plan	$2,140	$1,736	$869
JSOP Plan	3,622	2,696	1,603
Option award scheme 2012	699	1,610	1,824
2014 Share Plan	1,427	2,361	264
2015 Share Plan	328	932	60
Other share option awards	4,405	894	554
Management scheme (staff share grant)	10,850	20,763	16,741
	$23,471	$30,992	$21,915

Joint Stock Ownership Plan (JSOP)

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

The movement in the shares held by the JSOP Trust is given below:

	Year ended March 31
	2017	2016	2015
Shares held at the beginning of the period	1,239,497	1,723,657	2,000,164
Shares granted	—	380,000	242,033
Shares exercised	(92,530)	(573,260)	(80,704)
Shares forfeiture/lapsed	—	(290,900)	(437,836)
Shares held at the end of the period	1,146,967	1,239,497	1,723,657
Unallocated shares held by trust	106,701	106,701	195,803
	1,253,668	1,346,198	1,919,460

Employee Stock Option Plans

A summary of the general terms of the grants under stock option plans and stock awards are as follows:

Range of exercise prices
IPO India Plan	INR10 – 175
IPO Plan – June 2006	GBP 5.28
JSOP Plan	$11.00 – 24.00
Option award scheme 2012	$11.00
2014 Share Plan	$14.97– 18.50
2015 Share Plan	$7.40 – 33.12
Other share option plans	$18– $18.88

Employees covered under the stock option plans are granted an option to purchase shares of the Company at the respective exercise prices, subject to fulfilment of vesting conditions (generally service conditions). These options generally vest in tranches over a period of one to five years from the date of grant. Upon vesting, the employees can acquire one share for every option. The maximum contractual term for these stock option plans ranges between two to ten years.

The activity in these stock option plans is summarized below:

		Year ended March 31
		2017			2016			2015
	Name of Plan	Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	IPO India Plan	2,196,215	INR	35.17	1,437,400	INR	52	1,397,682	INR	120
Granted		269,381		10	966,009		10	691,961		10
Exercised		(269,553)		10	(180,920)		39	(534,084)		153
Forfeited and lapsed		(87,980)		10	(26,274)		10	(118,159)		147
Outstanding at the end of the year		2,108,063		34.96	2,196,215		35.17	1,437,400		52
Exercisable at the end of the year		911,854	INR	63.75	632,566	INR	78.00	413,337	INR	82

Outstanding at the beginning of the year	IPO Plan June 2006	62,438	GBP	5.28	62,438	GBP	5.28	62,438	GBP	5.28
Granted		—		—	—		—	—		—
Exercised		(62,438)		5.28	—-		—	—		—
Forfeited and lapsed		—-			—-		—	—		—
Outstanding at the end of the year		—	GBP	—	62,438	GBP	5.28	62,438	GBP	5.28
Exercisable at the end of the year		—	GBP	—	62,438	GBP	5.28	62,438	GBP	5.28

Outstanding at the beginning of the year	JSOP Plan	1,239,486		$14.98	1,723,657		$11.60	2,000,164		$11.00
Granted		—		—	380,000		24.00	242,035		15.34
Exercised		(92,530)		11	(573,262)		11.00	(80,704)		11.00
Forfeited and lapsed		—		—	(290,900)		11.00	(437,838)		11.00
Outstanding at the end of the year		1,146,956		$14.98	1,239,495		$14.98	1,723,657		$11.60
Exercisable at the end of the year		728,736		$11	617,450		$11.00	196,642		$11.00

Outstanding at the beginning of the year	Option award scheme 2012	674,045		11	674,045		11.00	—		—
Granted		—		$—	—		$—	807,648		$11.00
Exercised		—		—	—		—	(133,603)		11.00
Forfeited and lapsed		—		—	—		—	—		—
Outstanding at the end of the year		674,045		$11	674,045		$11.00	674,045		$11.00
Exercisable at the end of the year		449,363		11	224,682		11.00	—		—

Outstanding at the beginning of the year	2014 Share Plan	773,749		17.86	230,000		16.27	—		—
Granted		—		$—	600,000		$18.40	230,000		$16.27
Exercised		—		—	—		—	—		—
Forfeited and lapsed		(50,000)		14.97	(56,251)		17.13	—		—
Outstanding at the end of the year		723,749		$18.06	773,749		$17.86	230,000		$16.27
Exercisable at the end of the year		288,333		17.80	96,664		15.99	—		—

Outstanding at the beginning of the year	2015 Share Plan	282,500		16.68	200,000		17.46	—		—
Granted		—			$105,000		$15.35	200,000		$17.46
Exercised		(8,750)		8.84	—		—	—		—
Forfeited and lapsed		(61,667)		18.68	(22,500)		19.17	—		—
Outstanding at the end of the year		212,083		$16.23	282,500		$16.68	200,000		$17.46
Exercisable at the end of the year		127,604		17.46	72,708		16.90	—		—

Outstanding at the beginning of the year	Other share option plans	1,000,000		18.88	500,000		18.88	—		—
Granted		—		—	500,000		18.00	500,000		18.88
Exercised		—		—	—		—	—		—
Forfeited and lapsed		(500,000)		18	—		—	—		—
Outstanding at the end of the year		500,000		$18.88	1,000,000		$18.44	500,000		$18.88
Exercisable at the end of the year		200,000		18.88	100,000		18.88	—		—

The following table summarizes information about outstanding stock options:

	Year ended March 31
	2017			2016			2015
Name of Plan	Weighted average remaining life (Years)	Weighted average exercise price		Weighted average remaining life (Years)	Weighted average exercise price		Weighted average remaining life (Years)	Weighted average exercise price
IPO India Plan		INR*		4.10	INR	35.0	2.90	INR	52
IPO Plan June 2006	—	GBP**	—	0.25	GBP	5.28	1.00	GBP	5.28
JSOP Plan	4.93		$16.19	5.93		$14.98	7.30		$11.60
Option award scheme 2012	4.83		$11.00	5.83		$11.00	5.50		$11.00
2014 Share Plan	7.11		$18.06	6.88		$17.86	6.47		$16.27
2015 Share Plan	6.08		$16.23	5.91		$16.68	6.49		$17.46
Other share option plans	4.75		$18.88	5.75		$18.44	6.00		$18.88

* INR - Indian Rupees

**GBP - Great Britain Pound

The following table summarizes information about inputs to the fair valuation model for options granted during the year:

	IPO India Plan	JSOP(4)	2014 Share plan	2015 Share plan
Expected volatility(1)(2)	35% - 75%	42%	40%	40% - 60%
Option life (Years)	1.91 - 7.00	10.00	4.50 - 5.25	10.00
Dividend yield	0%	0%	0%	0%
Risk free rate	6.51% - 8.50%	0.43% - 2.82%	0.67% - 1.70%	0.24% - 1.46%
Range of fair value of the granted options at the grant date(3)	INR 179 – 380	$15.66	$6.9 – 8.44	$2.7 - 13.10

(1)	The expected volatility in respect of the IPO India Plan is based on Eros International Media Limited’s historic volatility.
(2)	The expected volatility of all other options is based on the historic share price volatility of the Company over time periods comparable to the time from the grant date to the maturity dates of the options.
(3)	The fair value of options under the JSOP Plan was measured using a Monte-Carlo simulation models. Fair value of options granted under all other schemes is measured using a Black Scholes model.
(4)	Options under the JSOP Plan are subject to service and performance conditions as set out in the JSOP deed

Management Scheme (staff share grant)

In June 2015, 300,000 ‘A’ ordinary shares awards were granted to the Group CFO with a fair market value of $21.34 per share. Subject to continued employment, these awards with nominal value exercise price vests annually in three tranches beginning June 9, 2016. As at March 31, 2017, these shares are yet to be issued.

On June 9, 2015, the Board of Directors approved a grant of 580,000 ‘A’ ordinary shares to certain executive directors with a fair market value of $21.34 per share. Subject to continued employment, these awards with Nil exercise price, vest over a period of three years. In August 2016, 360,000 shares of 580,000 share awards were issued of which 180,000 shares were issued with restriction. Further, in October 2016, 60,000 shares out of the remaining 220,000 share awards were issued.

In June 2016, the Board of Directors approved 620,000 ‘A’ ordinary share awards to certain executive directors with a fair value of $14.68 per share. Subject to continued employment these awards with Nil exercise price, vest over a period of three years.

On September 18, 2013, 1,676,645 ‘A’ ordinary shares were issued to CEO and Managing Director at $4.02 per share based on the closing market price on such date. In September 2016 all restrictions were lifted.

On February 17, 2017, the Board of Directors approved, 50,000 ‘A’ ordinary share awards to an employee with a fair market value of $12.5 per share. Subject to continued employment, these awards wth Nil exercise price, vest over a period of three years.

500,000 'A' ordinary share options were granted to a non-executive director with a fair market value of $8.44 per option. Subject to continued employment, these options with $18.00 exercise price, vest annually in five equal tranches beginning June 9, 2016 which lapsed on non-reappointment of the non-executive director on December 1, 2016.

None of the above grants have been forfeited during the period. The charge for these grants have been accrued under ‘Management scheme’ (Staff share grant).

Subsequently, in May 2017, the Company entered into an employment exit agreement with an employee pursuant to which the Board approved a grant of 90,000 A ordinary share awards with Nil exercise price and a fair market value of $10 per share. These shares were issued on July 28, 2017.

JOINT STOCK OWNERSHIP PLAN RESERVE (JSOP Reserve)

(in thousands)
Balance at April 1, 2015	$(24,474)
Issue out of treasury shares	7,307
Balance at April 1, 2016	$(17,167)
Issue out of treasury shares	1,182
Balance at March 31, 2017	$(15,985)

The JSOP reserve represents the cost of shares issued by Eros International Plc and held by the JSOP Trust to satisfy the requirements of the JSOP Plan (Refer Note 28).  On June 5, 2014, the Board approved discretionary vesting of 20% of the applicable JSOP shares. In the current year 92,530 (2016: 573,262) ‘A’ ordinary shares held by the JSOP Trust were issued to eligible employees.

The number of shares held by the JSOP Trust at March 31, 2017 was 1,253,657 ‘A’ ordinary shares (2016: 1,346,198 Ordinary ‘A’ shares).

C. Board Practices

All directors hold office until the expiration of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:

•	Class A, whose term will expire at the annual general meeting to be held in fiscal year 2018;
•	Class B, whose term will expire at the annual general meeting to be held in fiscal year 2019; and
•	Class C, whose term will expire at the annual general meeting to be held in fiscal year 2020.

Our directors for fiscal year 2017 are classified as follows:

•	Class I: Kishore Lulla, Naresh Chandra (expired on July 9, 2017) and David Maisel;
•	Class II: Jyoti Deshpande, Vijay Ahuja and Rajeev Misra (resigned in November 2016); and
•	Class III: Sunil Lulla, Dilip Thakkar and Rishika Lulla Singh.

Following the sudden death of Mr. Naresh Chandra, his office as a Director stands ceased with effect from July 09, 2017. Mr Shailendra Swarup was appointed as a Director with effect from 25 July 2017.

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

On February 17, 2016, with effect from April 1, 2016, Kishore Lulla’s employment contract was transferred to Eros Digital FZ LLC at a gross annual salary of $1,133,000, which is recharged to group company and all other employments contracts were terminated. All other conditions of the employment contracts remain the same.

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

Our non-executive Director, Mr. Dilip Thakkar, has entered into letter of appointment with us that provide him with annual fees of $95,000 per annum. Mr. Shailendra Swarup has been appointed as non-executive Director with effect from July 25, 2017 and annual fees for his service has director for Eros International Plc is $53,000 (equivalent to GBP 40,000). The appointments are for an initial period of one year, and there after terminable by either the non-executive director or by us with three months’ written notice, or by us immediately in the case of fraud.

It was resolved at a board meeting held on June 28, 2016 that Dilip Thakkar and Naresh Chandra both be entitled to annual fees of $95,000 with retrospective effect from fiscal year 2017.

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

Audit Committee

Our board of directors has adopted a written charter under which our Audit Committee operates. This charter sets forth the duties and responsibilities of our Audit Committee, which, among other things, include: (i) monitoring our and our subsidiaries’ accounting and financial reporting processes, including the audits of our financial statements and the integrity of the financial statements; (ii) monitoring our compliance with legal and regulatory requirements; (iii) assessing our external auditor’s qualifications and independence; and (iv) monitoring the performance of our internal audit function and our external auditor. A copy of our Audit Committee charter is available on our website at www.erosplc.com. Information contained on our website is not a part of, and is not incorporated by reference into, this annual report.

The current members of our Audit Committee are Mr. Thakkar (Chair) and Mr. Swarup. The Audit Committee met seven times during fiscal year 2017. Our board of directors has determined that each of the members of our Audit Committee are independent.

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

The current members of our Remuneration Committee are Mr. Shailendra Swarup (Chair) and Mr. Thakkar. The Remuneration Committee met four times during fiscal year 2017. Our board of directors has determined that each of the members of our Remuneration Committee is independent.

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

The current members of our Nomination Committee are Mr. Shailendra Swarup (Chair) and Mr. Thakkar. The Nomination Committee is an ad hoc committee and met four during fiscal year 2017. Our board of directors has determined that each of the members of our Nomination Committee is independent.

D. Employees

As of March 31, 2017, we had 448 employees, with 404 employees based in India, and the remainder employed by our international subsidiaries. All are full time employees or contractors. Our employees are not unionized. We believe that our employee relations are good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as at June 30, 2017 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as at June 30, 2017 are based on an aggregate of 60,699,209 ordinary shares outstanding as at that date.

	Number of A Ordinary Shares Beneficially Owned		Number of B Ordinary Shares Beneficially Owned
Directors	Number of Shares of A	Percent of Class	Number of Shares of B	Percent of Class
Kishore Lulla(1)	9,683,454	20.7%	11,712,715	84.39%
Jyoti Deshpande(2)	2,112,333	4.5%	—	—
Vijay Ahuja(3)	3,100,000	6.6%	2,166,667	15.61%
Sunil Lulla	*	*	—	—
Dilip Thakkar	*	*	—	—
Naresh Chandra(4)	*	*	—	—
David Maisel	—	—	—	—
Rishika Lulla Singh	*	*	—	—

Senior Management
Prem Paramsewaran	—	—	—	—
Mark Carbeck	*	*	—	—
Pranab Kapadia	*	*	—	—
Surender Sadhwani	*	*	—	—
All directors and senior management as a group	16,436,940	35.1%	13,879,382	100.0%

*	Represents less than 1%.
(1)	Kishore Lulla’s interest in certain of his shares is by virtue of his holding ownership interest in and being a potential beneficiary of discretionary trusts that hold our shares and serving as trustee of the Eros Foundation, a U.K. registered charity that holds our shares.
(2)	Jyoti Deshpande’s interest in certain of her shares is by virtue of her prior existing shareholding vested options received as compensation and the 1,676,645 of our shares which she was issued on September 18, 2013 under her employment agreement. Ms Deshpande received 90,000, 160,000 and 160,000 A ordinary shares, respectively, in each of 2014, 2015 and 2016 as part of executive director share awards.
(3)	Vijay Ahuja’s interests in shares are by virtue of being potential beneficiaries of discretionary trusts that hold our shares. Ganesh Holdings Limited is a wholly owned subsidiary of Ganesh Trust of which Vijay Ahuja and his family are beneficiaries.
(4)	Due to the sudden death of Mr. Naresh Chandra, he was no longer a Director as of July 09, 2017.

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

Options to purchase A ordinary from the Company are granted from time to time to directors, officers and employees of the Company on terms and conditions acceptable to the Board of Directors.

The following table provides the JSOP Plan details with respect to the directors and officers

Name	Number of ‘A’ ordinary Shares Options	Date of Grant	Exercise Price ($USD)	Expiration Date
Rishika Lulla Singh	242,034	August 2014	$15.34	August 2024
Pranab Kapadia	132,013	April 2012	$11.00	April 2018
Surender Sadhwani	130,000	August 2015	$24.00	May 2017

The following table provides option details with respect to the directors and officers.

Name	Number of ‘A’ ordinary Shares Options	Date of Grant	Exercise Price ($USD)	Expiration Date
Prem Parameswaran	300,000	June 2015	$18.3	June 2018
Surender Sadhwani	674,045	September 2014	$11.00	June 2017
David Maisel	500,000	February 2015	$18.88	February 2020
Mark Carbeck	70,000	February 2015	$14.97	March 2025

(1)	In addition Jyoti Deshpande also has 571,160 share options in Eros International Media Limited by virtue of the IPO India Plan. The options had a three year vesting period commencing July 16, 2013, with an exercise price of $1.14.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and accompanying footnotes provide information regarding the beneficial ownership of our ordinary shares as of June 30, 2017 with respect to each person or group who beneficially owned 5% or more of our issued ordinary shares.

Beneficial ownership, which is determined in accordance with the rules and regulations of the SEC, means the sole or shared power to vote or direct the voting or dispose or direct the disposition of our ordinary shares. The number of our ordinary shares beneficially owned by a person includes ordinary shares issuable with respect to options or similar convertible securities held by that person that are exercisable or convertible within 60 days of June 30, 2017.

The number of shares and percentage beneficial ownership of ordinary shares below is based on 46,819,827 issued A ordinary shares and 13,879,382 issued B ordinary shares as of June 30, 2017.

Except as otherwise indicated in the footnotes to the table, shares are owned directly or indirectly with sole voting and investment power, subject to applicable marital property laws.

	Number of A Ordinary Shares Beneficially Owned		Number of B Ordinary Shares Beneficially Owned
Major shareholders	Number of A Shares	Percent of Class	Number of B Shares	Percent of Class
Kishore Lulla(1)	9,683,454	20.7%	11,712,715	84.39%
Beech Investments(3)	210,505	0.4%	11,546,048	83.19%
Vijay Ahuja(2)	3,100,000	6.6%	2,166,667	15.61%
Ganesh Holdings Ltd(4)	3,100,000	6.6%	2,000,000	14.41%
Capital Research Global Investors	5,330,740	11.4%	—	—
Paradice Investment Management LLC	4,577,734	9.8%	—	—
Temasek Holdings Pte	4,025,030	8.6%	—	—
Eros Ventures Limited(5)	3,500,000	7.5%	—	—
Jyoti Deshpande	2,112,333	4.5%	—	—
Jupiter Asset Management LTD	2,086,936	4.5%	—	—
New Jersey Division of Investment	1,969,990	4.2%	—	—

(1)	Kishore Lulla’s interest in certain of his shares is by virtue of his holding ownership interest in and being a potential beneficiary of discretionary trusts that hold our shares and serving as trustee of the Eros Foundation, a U.K. registered charity that holds our shares.
(2)	Vijay Ahuja’s interests in shares are by virtue of being potential beneficiaries of discretionary trusts that hold our shares. Ganesh Holdings Limited is a wholly owned subsidiary of Ganesh Trust of which Vijay Ahuja and his family are beneficiaries.
(3)	Beech Investments Limited, c/o SG Hambros Trust Company (Channel Islands) Limited, 18 Esplanade, St Helier, Jersey, JE4 8RT. Beech Investments, a company incorporated in the Isle of Man, is owned by discretionary trusts that include Eros director Kishore Lulla as a beneficiary. The shares currently held by Beech Investments Limited are being held as B ordinary shares, but will convert into A ordinary shares (pursuant to Section 22.1 of the Articles of Association) upon being transferred to a person who is not a Permitted Holder (as defined in Section 22.1 of the Articles of Association).
(4)	Ganesh Holdings Limited is a wholly owned subsidiary of Ganesh Trust of which Vijay Ahuja and his family are beneficiaries.
(5)	Eros Ventures Limited, c/o SG Kleinwort Hambros Trust Company Limited, Hambro House, St. Julians Avenue, St. Peter Port, Guernsey, GY1 3ED. Eros Ventures Limited, a company incorporated in the British Virgin Islands, is owned by discretionary trusts that include Mr. Kishore Lulla as beneficiary.

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

•	Prior to our listing on the NYSE on November 18, 2013 the interests of all our major shareholders were in ordinary GBP 0.10 shares.
•	Kishore Lulla’s interest in certain of his shares is by virtue of his his holding ownership interest in and being a potential beneficiary of discretionary trusts that hold our shares and serving as trustee of the Eros Foundation, a U.K. registered charity that holds our shares. Since fiscal year end 2016, Mr. Lulla’s aggregate ownership of our A ordinary shares, through both direct and indirect ownership, has increased by 7,608,383 shares. The increase in Mr. Lulla’s ownership was driven by a combination of shares received through executive compensation schemes and conversion of certain amounts of B ordinary shares into A ordinary shares.
•	Jyoti Deshpande’s interest in certain of her shares is by virtue of her prior existing shareholding vested options received as compensation and the 1,676,645 of our shares which she was issued on September 18, 2013 under her employment agreement. Ms Deshpande received a further 181,818 A ordinary shares as part of a contractual arrangement and sold 300,000 shares in July 2014 as part of our follow-on equity offering. Ms Deshpande received 90,000, 160,000 and 160,000 A ordinary shares, respectively, in each of 2014, 2015 and 2016 as part of executive director share awards.
•	Capital Research Global Investors reported its percentage ownership of our ordinary shares to be 15.0% (based on the then number of our ordinary shares reported as outstanding at that time) in a Schedule 13G/A filed with the Commission on December 30, 2016.
•	Paradice Investment Management LLC reported its percentage ownership of our ordinary shares to be 11.8% (based on the then number of our ordinary shares reported as outstanding at that time) in a Schedule 13G/A filed with the Commission on May 31, 2017.
•	Temasek Holdings (Private) Limited reported its percentage ownership of our ordinary shares to be 11.3% (based on the then number of our ordinary shares reported as outstanding at that time) in a Schedule 13G/A filed with the Commission on January 24, 2017.
•	Jupiter Asset Management Ltd reported its percentage ownership of our ordinary shares to be 5.9% (based on the then number of our ordinary shares reported as outstanding at that time) in a Schedule 13G/A filed with Commission on December 31, 2016.
•	New Jersey Division of Investment reported its percentage ownership of our ordinary shares to be 5.6% (based on the then number of our ordinary shares reported as outstanding at that time) in a Schedule 13G/A filed with the Commission on December 31, 2016.

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

As of March 31, 2017, approximately 38,869,316 of our A ordinary shares, representing 94.1% of our outstanding A ordinary shares as of March 31, 2017, were held by a total of 6 record holders with addresses in the United States. Computershare, N.A., the depositary, has advised us that, as of March 31, 2017, approximately 92.6% of our total outstanding ordinary shares in the form of 38,247,845 A ordinary shares, were held of record by DTC, the Depository Trust Company, under the nominee name of Cede & Co., on behalf of DTC participants. The number of beneficial owners of our A ordinary shares in the United States is likely to be much larger than the number of record holders of our A ordinary shares in the United States.

B. Related Party Transactions

The following is a description of transactions since April 1, 2014 to which we have been a party, in which the amount involved in the transaction exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our issued share capital had or will have a direct or indirect material interest.

Family Relationships

Mr. Kishore Lulla, our director and Chairman, is the brother of Mr. Sunil Lulla, and father of Mrs. Rishika Lulla Singh, each of whom are directors, and a cousin of Mr. Vijay Ahuja, our director and Vice Chairman, and of Mr. Surender Sadhwani, our President of Middle East Operations. Mr. Sunil Lulla is the brother of Mr. Kishore Lulla, uncle to Mrs. Lulla Singh, and a cousin of Mr. Ahuja and Mr. Sadhwani. Mr. Ahuja is a cousin of Mr. Kishore Lulla and Mr. Sunil Lulla. Mrs. Lulla Singh is the daughter of Mr. Kishore Lulla and niece of Mr. Sunil Lulla. Mr. Sadhwani is a cousin of Mr. Kishore Lulla and Mr. Sunil Lulla. Mr. Arjan Lulla, our founder, is the father of Mr. Kishore Lulla and Mr. Sunil Lulla, grandfather of Mrs. Lulla Singh, uncle of Mr. Ahuja and Mr. Sadhwani and an employee of Redbridge Group Ltd., is the Honorary President of Eros and a director of our subsidiary Eros Worldwide. Mrs. Manjula Lulla, the wife of Mr. Kishore Lulla, respectively, is an employee of our subsidiary. Ms Ridhima Lulla, is the daughter of Mr. Kishore Lulla and an employee of our subsidiary. Mrs. Krishika Lulla is the wife of Mr Sunil Lulla and an employee of Eros India.

Leases

Pursuant to a lease agreement that expired on March 31, 2017, the lease requires Eros International Media Limited to pay $5,000 each month under this lease. Eros International Media Limited leases apartments for studio use at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Manjula K. Lulla, the wife of Kishore Lulla. The lease was renewed on April 1, 2017 for a further period of one year on the same terms.

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

Pursuant to a lease agreement that expires on April 1, 2020, the real estate property at 550 County Avenue, Secaucus, New Jersey, from 550 County Avenue Property Corp, a Delaware corporation owned by Beech Investments. The lease commenced on April 1, 2015, and required the Group to pay $11,000 each month. The lease was renewed on April 1, 2015 for a further period of five years on the same terms. This is a non-cancellable lease

Pursuant to a lease agreement that expires in March 2018, including renewal periods, the Group leases for U.K. corporate offices, the real property at 13 Manchester Square, London from Linecross Limited, a U.K. company owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary. The current lease commenced on November 19, 2009 and requires the Group to pay $130,000 each quarter.

Honorary Appointment of Mr. Arjan Lulla

Pursuant to an agreement the Group entered into with Redbridge Group Ltd. on June 27, 2006, the Group agreed to pay an annual fee set each year of $ 260,000, $300,000 and $325,000 in the respective years ended March 31, 2017, 2016 and 2015, for the services of Arjan Lulla, the father of Kishore Lulla and Sunil Lulla, grandfather of Rishika Lulla Singh, uncle of Vijay Ahuja and Surender Sadhwani and an employee of Redbridge Group Ltd. The agreement makes Arjan Lulla honorary life president and provides for services including attendance at Board meetings, entrepreneurial leadership and assistance in setting the Group’s strategy. Redbridge Group Ltd. is an entity owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary.

Lulla Family Transactions

The Lulla family refers to Mr. Arjan Lulla, Mr. Kishore Lulla, Mr. Sunil Lulla, Mrs. Manjula Lulla, Mrs. Krishika Lulla, Mrs. Rishika Lulla Singh, and Ms. Riddhima Lulla.

The Group has engaged in transactions with NextGen Films Pvt. Ltd., an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla, each of which involved the purchase and sale of film rights. In the year ended March 31, 2017, NextGen Films Pvt. Ltd. sold film rights $616,000 (2016: $2,728,000 2015: $23,550,000) to the Group, and purchased film rights, including production services, of $Nil (2016: Nil and 2015: $275,000). The Group advanced $22,881,000 (2016: $5,400,000 2015: $29,438,000) to NextGen Films Pvt. Ltd. for film co-production and received refund of $5,075,000 (2016: $6,945,000, 2015: Nil) on abandonment of certain film projects.

The Group also engaged in transactions with Everest Entertainment Pvt. Ltd. entity owned by the brother of Manjula K. Lulla, wife of Kishore Lulla, which is involved in the purchase and sale of film rights. In March 31, 2017, Everest Entertainment Pvt. Ltd. sold film rights of $Nil (2016: Nil: $408,000) to the Group.

Mrs. Manjula Lulla, the wife of Kishore Lulla, is an employee of Eros International Plc. and is entitled to a salary of $130,000 per annum (2016: $154,000 and 2015: $167,000). Mrs. Krishika Lulla, the wife of Sunil Lulla, is an employee of Eros India and is entitled to a salary of $133,000 per annum (2016: $138,000, 2015: $116,000). Ms. Riddhima Lulla, the daughter of Kishore Lulla, is an employee of Eros Digital FZ LLC and is entitled to a salary of $51,000 per annum (2016: $38,000, 2015: $10,000).

All of the amounts outstanding are unsecured and will be settled in cash.

As at March 31, 2017, the Group has provided performance guarantee to a bank amounting to $19,500,000 (2016: $32,500,000) in connection with funding commitments. under film co-production agreements with NextGen Films Pvt. Ltd and having varying maturity dates up to the next 12 months.  The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

In fiscal year 2017, the Group obtained unsecured short-term borrowings of $6417 from Eros Television India Pvt. Ltd. at 12% per anum.

Relationship Agreement

Both we and our subsidiaries, including Eros India, acquire rights in movies. The 2009 Relationship Agreement was renewed with the execution of the 2016 Relationship Agreement between Eros India, Eros Worldwide and us (“Relationship Agreement”). The Relationship Agreement, exclusively assigns to Eros Worldwide, certain intellectual property rights and all distribution rights for films, excluding certain Tamil films (and other than global digital distribution rights, which are retained by Eros Worldwide), in all territories other than India, Nepal, and Bhutan, that are held by between Eros India and certain of its subsidiaries (the “Eros India Group”). In return, Eros Worldwide provides a lump sum minimum guaranteed fee to the Eros India Group in a fixed payment equal to 40% of the production cost of such film (including all costs incurred in connection with the acquisition, pre-production, production or post-production of such film), plus an amount equal to 20% thereon as markup. We refer to these payments collectively as the Minimum Guaranteed Fee. Eros Worldwide is also required to reimburse the Eros India Group pre-approved distribution expenses in connection with such film, plus an amount equal to 20% thereon as markup (“distribution expenses”). In addition, 15% of the gross proceeds received by the Eros International Group from monetization of such films, after certain amounts are retained by the Eros International Group, are payable over to the Eros India Group.

No share of gross proceeds from a film is payable by the Eros International Group to the Eros India Group until the Eros International Group has received and retained an amount equal to the Minimum Guaranteed Fee, a 20% fee on all gross proceeds and 100% of the distribution expenses incurred by the Eros International Group and the distribution expenses for which Eros Worldwide has provided reimbursement to the Eros India Group.

The initial term of the 2016 Relationship Agreement expires in April 2021. Upon expiration, the agreement provides that it will be automatically renewed for successive two year terms unless terminated by any party by 180 days written notice on or before commencement of any renewal term.

Eros Foundation

Prior to our listing on the NYSE in November 2013, we issued the equivalent of 282,949 A ordinary shares to the Eros Foundation, a U.K. registered charity, for no consideration. Such shares were granted by our Remuneration Committee to Mr. Kishore Lulla as compensation, each of whom directed the issuance of such shares to the Eros Foundation. Mr. Kishore Lulla and his wife, Mrs. Manjula K. Lulla, are trustees, but not beneficiaries, of the foundation. The Lulla Foundation sold 45,000 A ordinary shares between May 20, 2014 and March 7, 2017 and now currently has 252,949 A ordinary shares.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see “Part III — Item 18. Financial Statements” for a list of the financial statements filed as part of this Annual Report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The high and low last reported sale prices for our shares for the periods indicated are as shown below. We note that the periods are split between when Eros International was listed on the Alternative Investment Market (“AIM”) and when it was listed on the New York Stock Exchange (“NYSE”) on November 13, 2013. With respect to the trading prices on AIM, the prices are adjusted to reflect the one-for-three reverse stock split, which occurred on November 18, 2013, and a translation from British Pound Sterling to U.S. dollars based on the prevailing exchange rate between the British Pound Sterling and the U.S. dollar at the time of the applicable trade. Amounts on the NYSE share price table below are for the period November 18, 2013 to May 31, 2017; and on the AIM share price table, for the period 1 April 2010 to November 18, 2013, only.

	Price per share on NYSE
	High	Low
Fiscal year:
2014	$16.07	$8.94
2015	$22.44	$13.65
2016	$37.60	$6.81
2017	$19.23	$9.65
Fiscal Quarter:
First quarter 2017	$16.27	$10.45
Second quarter 2017	$19.23	$15.20
Third quarter 2017	$18.75	$12.65
Fourth quarter 2017	$13.10	$9.65
Month:
April 2016	$13.38	$10.45
May 2016	$15.30	$12.96
June 2016	$16.27	$12.18
July 2016	$18.68	$15.60
August 2016	$19.23	$16.71
September 2016	$16.95	$15.20
October 2016	$17.75	$15.45
November 2016	$18.75	$14.05
December 2016	$15.60	$12.65
January 2017	$12.75	$11.20
February 2017	$13.10	$11.50
March 2017	$12.00	$9.65
April 2017	$10.15	$8.90
May 2017	$11.85	$9.55

	Price per share on AIM
	High	Low
Fiscal year:
2011	$13.37	$7.51
2012	$13.11	$9.54
2013	$15.02	$8.05
Fiscal Quarter:
First quarter 2013	$15.02	$8.50
Second quarter 2013	$11.53	$8.05
Third quarter 2013	$11.81	$8.90
Fourth quarter 2013	$12.16	$10.44
First quarter 2014	$11.36	$8.79
Second quarter 2014	$13.45	$9.06
Month:
October 2013	$11.05	$10.27
November 2013	$11.05	$10.27

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

At March 31, 2017, Eros International plc has authorized share capital of 63,953,951 A ordinary shares at a par value of GBP 0.30 per share, of which 41,312,202 is issued share capital, and authorized share capital of 19,379,382 B ordinary shares at a par value of GBP 0.30 per share, of which 19,379,382 is entirely issued and outstanding.

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

An equalization levy or EL in respect of e-commerce transactions has been introduced in India with effect from June 1, 2016. EL is to be deducted in respect of payments towards “specified services” (in excess of Indian Rupees 100,000). A “Specified service” means online advertisement, any provision for digital advertising space or any other facility or service for the purpose of online advertisement and includes any other service as may be notified. Deduction of EL at the rate of six per cent (on a gross basis) is the responsibility of Indian residents / non-residents having a permanent establishment or PE in India on payments to non-residents (not having a PE in India). Consequently, if a non-resident (not having a PE in India) earns income towards a “specified service” which is chargeable to EL, then the same would be exempt in the hands of non-resident company.

The concept of Place of Effective Management or POEM is introduced for the purpose of determining the tax residence of overseas companies in India. The POEM is defined to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole are in substance made. This could have significant impact on the foreign companies holding board meeting(s) in India, having key managerial personnel located in India, having regional headquarters located in India, etc. In the event the POEM of a foreign company is considered to be situated in India and consequently, it becomes tax resident in India, its global income would be taxable in India (even if it is not earned in India).

Over the years, Indian Government has come up with various initiatives to accelerate economic growth, boost Indian markets and achieve transparency in the tax structures. GST is one such initiative which is expected to bring in all of these benefits and much more. It is estimated that GST will positively impact economic growth.

The Government of India has with effect from 1 July 2017 introduced a comprehensive national Goods and Services Tax (“GST”) regime that subsumes all existing indirect taxes such as Excise Duty, Service Tax, Countervailing Duty (CVD), Value Added Tax (VAT), Entertainment Tax at State level, Entry Tax etc. and only one tax i.e. GST is to be levied and collected on value additions at each stage of supply of goods and services at national level. GST is introduced in view of amendment made to the Constitution of India, by Constitution (101 One Hundred and First Amendment) Act 2016, which grants enabling powers to central and state government to make laws relating to GST. However, it is pertinent to note that under GST, the basic duty of customs and custom cesses would continue to be levied.

With the adoption of Indian Accounting Standards (Ind AS), India now has two financial reporting frameworks (i.e. Ind AS and Indian GAAP) that will co-exist and be applicable to mutually exclusive set of companies. The existence of two financial reporting frameworks has also necessitated a response from the tax authorities to ensure that there is horizontal equity from a taxation point of view, for companies, irrespective of the financial reporting framework they follow. To meet this objective, the Government of India has issued revised Income Computation and Disclosure Standards (“ICDS”) that will be applied in computing taxable income and payment of income taxes thereon, applicable with effect from the assessment period for the Fiscal Year 2017. ICDS shall apply to all taxpayers following an accrual system of accounting for the purpose of computation of income under the heads of “profits and gains of business or profession” and “income from other sources”. The provisions of ICDS will have to be incorporated while computing the tax liability of the Company.

ICDS did not cover the issue relating to computation of Minimum Alternate Tax (MAT), which is based on book profits, for companies transitioning to Ind AS. In response to this need, the Finance Act, 2017 amended the provisions of the Income Tax Act, 1961, in order to provide a mechanism for computation of book profits for Ind AS compliant companies for the purpose of levy of MAT.

The General Anti Avoidance Rules (“GAAR”) will have come into effect from financial year 2017-18. The tax consequences of the GAAR provisions being applied to an arrangement could result in denial of tax benefit under the domestic tax laws and under a tax treaty, amongst other consequences. In the absence of any precedents on the subject, the application of these provisions is uncertain.

The Organization of Economic Co-operation and Development (OECD) released the final package of all Action Plans of the Base Erosion and Profit Shifting (BEPS) project in October 2015. India is a member of G20 and active participant in the BEPS project. The BEPS project lead to a series of measures being developed across several actions such as the digital economy, treaty abuse, design of Controlled Foreign Company Rules, intangibles, country-by-country reporting, preventing artificial avoidance of PE status, improving dispute resolution etc. Several of these measures required implementation through changes in domestic law. As regards those measures which required implementation through changes to bilateral treaties, it was felt that a Multilateral Convention (MLI) that modified the existing bilateral treaty network would be preferable as it would ensure speed and consistency in implementation. Accordingly, MLI was introduced to incorporate treaty related measures identified as part of the final BEPS measures in relation to:

−	Neutralising the effects of hybrid mismatch arrangements;
−	Preventing the granting of treaty benefits in inappropriate circumstances;
−	Preventing the artificial avoidance of Permanent Establishment status;
−	Making dispute resolution mechanisms more effective.

India has signed the MLI to implement tax treaty related measures to prevent BEPS, on 7 June 2017.  The MLI will operate to modify the existing tax treaties entered into between various countries.

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

Summary of Material United States Federal Income Tax Considerations

The following summary describes the material United States federal income tax consequences associated with the acquisition, ownership and disposition of our A ordinary shares as of the date hereof. The discussion set forth below is applicable only to U.S. Holders (as defined below) and does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire the A ordinary shares.

Except where noted, this summary applies only to a U.S. Holder that holds A ordinary shares as capital assets for United States federal income tax purposes. As used herein, the term “U.S. Holder” means a beneficial owner of a share that is for United States federal income tax purposes:

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

This summary does not describe all of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are a broker, a dealer or trader in securities or currencies, a financial institution, a regulated investment company, a real estate investment trust, a cooperative, an insurance company, a pension plan, a tax-exempt entity, a person holding our A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale, a wash sale or a straddle, a person liable for alternative minimum tax, a person who owns or is deemed to own 10% or more of our voting stock, a person holding our A ordinary shares in connection with a trade or business conducted outside of the United States, a partnership or other pass-through entity for United States federal income tax purposes, a U.S. expatriate or a person whose “functional currency” for United States federal income tax purposes is not the United States dollar. The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), and regulations (including proposed regulations), rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership holding our A ordinary shares or a partner of a partnership holding our A ordinary shares, you should consult your tax advisors as to the particular United States federal income tax consequences of acquiring, holding and disposing of the A ordinary shares.

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

Taxation of Distributions

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the A ordinary shares will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Because we do not expect to keep track of earnings and profits in accordance with United States federal income tax principles, you should expect that a distribution in respect of the A ordinary shares will generally be treated and reported as a dividend to you. Such dividend income will be includable in your gross income as ordinary income on the day actually received by you or on the day received by your nominee or agent that holds the A ordinary shares on your behalf. Such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations under the Code.

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. Our A ordinary shares are listed on the NYSE and we expect such shares to be considered readily tradable on an established securities market, although there can be no assurance that our A ordinary shares will continue to be readily tradable on an established securities market in later years. However, even if the A ordinary shares are readily tradable on an established securities market in the United States, we will not be treated as a qualified foreign corporation if we are a passive foreign investment company, or PFIC, for the taxable year in which we pay a dividend or were a passive foreign investment company, or PFIC, for the preceding taxable year. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) (B) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. For this purpose, the minimum holding period requirement will not be met if a share has been held by a holder for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend, appropriately reduced by any period in which such holder is protected from risk of loss. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the availability of the reduced tax rate on dividends in light of your particular circumstances.

Subject to certain conditions and limitations imposed by United States federal income tax rules relating to the availability of the foreign tax credit, some of which vary depending upon the U.S. Holder’s circumstances, any foreign withholding taxes on dividends will be treated as foreign taxes eligible for credit against your United States federal income tax liability. The application of the rules governing foreign tax credits depends on the particular circumstances of each U.S. Holder. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For purposes of calculating the foreign tax credit, dividends paid on the A ordinary shares will be treated as income from sources outside the United States and will generally constitute “passive category income.” Further, in certain circumstances, you will not be allowed a foreign tax credit for foreign taxes imposed on certain dividends paid on the A ordinary shares if you:

•	have held A ordinary shares for less than a specified minimum period during which you are not protected from risk of loss, or
•	are obligated to make certain payments related to the dividends.

The rules governing the foreign tax credit are complex and involve the application of rules that depend on your particular circumstances. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, we do not believe we will be a PFIC for United States federal income tax purposes for the 2017 taxable year, and we do not expect to become one in the future. However, because PFIC status is an annual factual determination that cannot be made until after the close of each taxable year and depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

In general, a non-United States corporation will be treated as a PFIC for U.S. federal income tax purposes for any taxable year in which:

•	at least 75% of its gross income is passive income, or
•	at least 50% of the value (determined based on a quarterly average) of its gross assets is attributable to assets that produce, or are held for the production of, passive income.

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

If we are a PFIC for any taxable year during which you hold our A ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of A ordinary shares, unless you make a “mark-to-market” election as discussed below.

Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the A ordinary shares (before the current taxable year) and gain realized on disposition of the A ordinary shares will be treated as excess distributions. Under these special tax rules:

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

The tax liability for amounts allocated to years prior to the year of an “excess distribution,” (including a disposition) cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the A ordinary shares cannot be treated as capital and will be subject to the “excess distribution” regime described above, even if you hold the A ordinary shares as capital assets.

In addition, as explained above under “—Taxation of Distributions,” non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in our taxable year in which such dividends are paid or in the preceding taxable year.

If we are a PFIC for any taxable year during which you own our A ordinary shares, we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you own our A ordinary shares, even if we cease to meet the threshold requirements for PFIC status.

You will be required to file Internal Revenue Service Form 8621(a) annually if the aggregate value of all your directly owned PFIC shares on the last day of the taxable year is more than $25,000 ($50,000 on a joint return) or if you are deemed to own indirectly more than $5,000 in value of any PFIC shares owned by us; (b) you receive distributions on the A ordinary shares or realize any gain on the disposition of the A ordinary shares or (c) if you have made a mark-to market election (as described below). Other reporting requirements may apply. You are urged to consult your tax advisors regarding Form 8621 and other information reporting requirements if we are considered a PFIC in any taxable year.

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

If you make an effective mark-to-market election, you will include in each year that we are a PFIC, as ordinary income the excess of the fair market value of your A ordinary shares at the end of the year over your adjusted tax basis in the A ordinary shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the A ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election, although no assurance can be given that a mark-to-market election will be available to U.S. Holders.

If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your A ordinary shares in a year in which we are a PFIC will be treated as ordinary income. Any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

Your adjusted tax basis in the A ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the A ordinary shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to distributions in respect of our A ordinary shares and the proceeds from the sale, exchange or redemption of our A ordinary shares that are paid to you within the United States or through certain U.S.-related financial intermediaries, unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to (i) provide a correct taxpayer identification number or (ii) certify that you are not subject to backup withholding. U.S. Holders who are required to establish their exemption from backup withholding must provide us or our withholding agent such certification on a properly completed Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who hold “specified foreign financial assets,” including shares of a non-U.S. corporation that are not held in an account maintained by a U.S. “financial institution,” the aggregate value of which exceeds $50,000 (or other applicable amount) during the tax year, may be required to attach to their tax returns for the year IRS Form 8938 containing certain specified information. Significant penalties can apply if you are required to file this form and you fail to do so. You are urged to consult your tax advisors regarding this and other information reporting requirements relating to your ownership of the A ordinary shares.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividends and net gains from the disposition of A ordinary shares. Special rules apply to stock in a PFIC. If you are a U.S. Holder that is an individual, estate or trust, you should consult your tax advisors regarding the applicability of this tax to your income and gains in respect of your investment in the A ordinary shares.

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

I. Subsidiary Information

For more information on our subsidiaries, please see “Part I — Item 4. Information on the Company — C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial risks, including credit risk, interest rate risk, foreign currency risk and equity risk:

Credit Risk

Our credit risk is principally attributable to its trade receivables, advances, financial guarantees and cash balances. As a number of our trading activities require third parties to report revenues due to the Group this risk is not limited to the initial agreed sale or advance amounts. The amounts shown within the statements of financial position in respect of trade receivables and advances are net of allowances for doubtful debts based upon objective evidence that the Group will not be able to collect all amounts due.

Trading credit risk is managed on a country by country basis by the use of credit checks on new clients and individual credit limits, where appropriate, together with regular updates on any changes in the trading partner’s situation. In a number of cases trading partners will be required to make advance payments or minimum guarantee payments before delivery of any goods. The Group reviews reports received from third parties and in certain cases as a matter of course reserve the right within the contracts it enters into to request an independent third - party audit of the revenue reporting. Further, in many of the catalogues sales, the trading partners have extended payment terms of up to a year and often fall behind contractual payment terms. With respect to catalogue customers with a long trading history with the Group and who have contracted and paid significant amounts in the past without any prior history of bad debt, the Group closely monitors the same and secures post-dated bank instruments where possible and revised payment plans to assure collections. In case of new customer onboarding, the Group follows certain standard Know Your Client (KYC) procedure to ascertain financial stability of the counter party and follows internal policies to not make ongoing sales to such new customers who are not reasonably current with their payments.

The credit risk on cash balances and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

The Group from time to time will have significant concentration of credit risk in relation to individual theatrical releases, television syndication deals or music licenses. This risk is mitigated by contractual terms which seek to stagger receipts and/or the release or airing of content. As at March 31, 2017, 25.1% (2016: 54.2%) of trade account receivables were represented by the top five debtors. The maximum exposure to credit risk is that shown within the statements of financial position. The maximum credit exposure on financial guarantees given by the Group for various financial facilities is described in Note 32.

As at March 31, 2017, the Group did not hold any material collateral or other credit enhancements to cover its credit risks associated with its financial assets.

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

We entered into an interest rate swap contract in fiscal year 2012 related to our borrowings with an interest cap with a notional value of $100 million. Two written floor contracts each with $100 million notional value were also entered into in fiscal 2012. The effect of these instruments, which are still valid, in combination is that the maximum cash outflow is 6% although the written floors mean that should market rates fall below the floor rate, then the interest charged would be twice the floor rate, although never exceeding 6%.

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

A uniform decrease of 10% in exchange rates against all foreign currencies in position as of March 31, 2017 would have decreased our net income by approximately $3.8 million. An equal and opposite impact would be experienced in the event of an increase by a similar percentage. Our sensitivity to foreign currency has increased during the year ended March 31, 2016 as a result of an increase in the percentage of liabilities denominated in foreign currency over the comparative period. As of March 31, 2017, 57.5% of our borrowings are denominated in foreign currency.

In management’s opinion, the sensitivity analysis is not representative of the inherent foreign exchange risk because the exposure at the end of the reporting period does not reflect the exposure during the year.

Equity Risk

We are exposed to market risk relating to changes in the market value of our investments, which we hold for purposes other than trading. We invest in equity instruments of private companies for operational and strategic business reasons. These securities may be subject to significant fluctuations in fair market value due to volatility in the industries in which they operate. As at March 31, 2017, the aggregate value of all such equity investments was $29.6 million. For further discussion of our investments see Note 17 to our audited Consolidated Financial Statements appearing elsewhere in this Annual Report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depository Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

As required by Rules 13a-15(e) and 15d-15(e) under the Exchange Act, management has evaluated, with the participation of our Group Chief Executive Officer and Group Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as at March 31, 2017, our disclosure controls and procedures were effective and provide a reasonable level of assurance.

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

Management assessed the effectiveness of internal control over financial reporting as at March 31, 2017, based on the criteria established in 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the above criteria, and as a result of this assessment, management concluded that, as at March 31, 2017, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee members are Mr. Dilip Thakkar (Chairman) and Mr. Shailendra Swarup. Both Mr. Thakkar and Swarup are an independent director pursuant to the applicable rules of the Commission and the NYSE. See “Part I — Item 6. Directors, Senior Management and Employees — A. Directors and Executive Officers” for the experience and qualifications of the members of the Audit Committee. Our Board of Directors has determined that Mr. Thakkar qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Grant Thornton India LLP has served as our independent public accountant for the fiscal years ended March 31, 2017, 2016 and 2015. The following table shows the fees we paid or accrued for the audit and other services provided by Grant Thornton India LLP and associated entities for the years ended March 31, 2017, 2016 and 2015.

	Fiscal
	2017	2016	2015
Audit fees	$933,000	$1,203,000	$709,000
Tax fees	45,000	45,000	38,000

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we, nor any affiliated purchaser, made any purchase of our equity securities in fiscal year 2017.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We have posted our Corporate Governance Guidelines on our website at www.erosplc.com. Information contained on our website does not constitute a part of this annual report.

The table below summarizes the composition of our committees during the year.

	Audit Committee	Remuneration Committee	Nomination Committee
Shailendra Swarup	Member	Chairman	Chairman
Dilip Thakkar	Chairman	Member	Member

Both Mr. Shailendra Swarup and Mr. Thakkar satisfies the “independence” requirements of the NYSE listing standards and the “independence” requirements of Rule 10A-3 of the Exchange Act.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Part III — Item 18. Financial Statements” for a list of our consolidated financial statements included elsewhere in this annual report.

ITEM 18. FINANCIAL STATEMENTS

The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

·	Report of Independent Registered Public Accounting Firm Grant Thornton India LLP

·	Consolidated Statements of Financial Position as at March 31, 2017 and 2016

·	Consolidated Statements of Income for the years ended March 31, 2017, 2016 and 2015

·	Consolidated Statements of Comprehensive Income for the years ended March 31, 2017, 2016 and 2015

·	Consolidated Statements of Changes in Equity for the years ended March 31, 2017, 2016 and 2015

·	Consolidated Statements of Cash Flows for the years ended March 31, 2017, 2016 and 2015

·	Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit Number	Title
1.1	Memorandum of Association	(c)
1.2	Articles of Association	(c)
2.1	Form of A Share Certificate	(d)
4.1	Relationship Agreement, dated as of December 16, 2009, between Eros International Media Limited, the Company and Eros Worldwide FZ-LLC	(b)
4.2	Shareholders’ Agreement, dated as of January 13,2007, between Eros Multimedia Private Limited and The Group and Big Screen Entertainment Private Limited	(b)
4.3	Shareholders’ Agreement for Ayngaran International Limited, dated as of July 11,2007	(b)
4.4	Employment Agreement of Sunil Lulla as Executive Vice Chairman of Eros International Medial Limited, dated September 29, 2009	(b)
4.5	Service Agreement of Prem Parameswaran as Chief Financial Officer and President of North America and Group Chief Financial Officer, dated May 26, 2015	(f)
4.6	Service Agreement of Kishore Lulla, dated February 17, 2016	(g)
4.7	Service Agreement of Vijay Ahuja as Vice Chairman and President (International) dated June 27, 2006	(b)
4.8	Rules of the Eros International Plc Bonus Share Plan Unapproved Option Scheme 2006, dated May 17, 2006	(b)
4.9	Credit Facility, dated January 5, 2012, between Eros International Plc, Citibank, N.A., London Branch, Lloyds TSB Bank Plc and the Royal Bank of Scotland Plc, with Lloyds TSB Bank Plc as Facility Agent, in the original principal amount of $125 million	(b)
4.10	Increase Confirmation, dated January 12, 2012, from UBS AG, Singapore Branch, to Lloyds TSB Bank Plc as Facility Agent and Eros International Plc	(b)
4.11	IPO Plan Form of Option Agreement	(d)
4.12	Eros International Media Pvt. Ltd. ESOP 2009	(c)
4.13	Form of Joint Share Ownership Deed Measured By Total Share Return	(c)
4.14	Form of Joint Share Ownership Deed Measured By Super Total Share Return	(c)
4.15	Form of Joint Share Ownership Deed Measured By Earnings Per Share	(c)
4.16	Employee Benefit Trust Deed	(c)
4.17	Form of Option Agreement for Option Awards Approved April 17, 2012	(d)
4.18	Service Agreement of Jyoti Deshpande as Group Chief Executive Officer and Managing Director of Eros International Plc, date September 5, 2013	(e)
4.19	Letter agreement for Employment between Eros International PLC, Eros Digital FZ LLC and Jyoti Deshpande dated February 17, 2016.	(g)
4.20	Employment Agreement of Jyoti Deshpande as Executive Director of Eros International Media Limited, dated August 29, 2013	(d)
4.21	Service Agreement of Vijay Ahuja as Executive Director of Eros International Pte Ltd, dated April 1, 2013	(d)
4.22	Service Agreement of Pranab Kapadia as President – Europe & Africa of Eros International Ltd., dated December 1, 2007	(d)
4.23	Amended and Restated Service Agreement of Rishika Lulla Singh as Chief Executive Officer – Eros Digital FZ LLC, dated February 17, 2016	(g)
4.24	Service Agreement of Mark Carbeck as Chief Corporate and Strategy Officer, dated April 3, 2014	(g)

Exhibit Number	Title
4.25	Service Agreement of David Maisel as Non-Executive Director, dated February 13, 2015	(f)
4.26	Service Agreement of Rajeev Misra as Non-Executive Director, dated June 17, 2015	(f)
4.27	Form of 2014 Option Agreement for Option Awards	(f)
4.28	Form of 2015 Option Agreement for Option Awards	(f)
4.29	Trust Deed constituting the £50 million 6.50% Bonds due 2021, dated October 15, 2014	(f)
4.30	Amended Credit Agreement, between Eros International Plc, Citibank, N.A., London Branch, Lloyds TSB Bank Plc and the Royal Bank of Scotland Plc, dated February 12, 2015	(f)
4.31	Form of Increase Confirmation, dated July 31, 2013, from HSBC Bank Plc to Lloyds TSB Bank Plc as Facility agent and Eros International Plc	(d)
4.32	Relationship Agreement dated as of September 20, 2016 between Eros International Media Limited and Eros Worldwide FZ LLC	(a)
8.1	Subsidiaries of Eros International Plc	(a)
12.1	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)	(a)
12.2	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)	(a)
13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350	(a)
13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350	(a)
15.2	Consent to Use of Federation of Indian Chambers of Commerce and Industry – KPMG Indian Media and Entertainment Industry Reports	(a)

___________________

(a)	Filed herewith
(b)	Previously filed on March 30, 2012 as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-180469) and incorporated herein by reference.
(c)	Previously filed on April 24, 2012 as an exhibit to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-180469) and incorporated herein by reference.
(d)	Previously filed on October 29, 2013 as an exhibit to Amendment No. 5 to the Company’s Registration Statement on Form F-1 (File No. 333-180469) and incorporated herein by reference.
(e)	Previously filed on November 5, 2013 as an exhibit to Amendment No. 6 to the Company’s Registration Statement on Form F-1 (File No. 333-180469) and incorporated herein by reference.
(f)	Previously filed on July 8, 2015 as an exhibit to the Company’s Annual Report on Form 20-F and incorporated herein by reference.
(g)	Previously filed on July 27, 2016 as an exhibit to the Company’s Annual Report on Form 20-F and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 31, 2017	EROS INTERNATIONAL PLC

	By:	/s/ Jyoti Deshpande
	Name:	Jyoti Deshpande
	Title:	Group Chief Executive Officer

EROS INTERNATIONAL PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Eros International PLC

We have audited the accompanying consolidated statements of financial position of Eros International PLC and its subsidiaries (the “Company”) as of March 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2017. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eros International PLC and subsidiaries as of March 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2017, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

/s/ Grant Thornton India LLP

Mumbai, India

July 31, 2017

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT MARCH 31, 2017 AND 2016

		As at March 31
	Note	2017	2016
			(Recasted)*
		(in thousands)
ASSETS
Non-current assets
Property, plant and equipment	13	$10,354	$10,686
Goodwill	14	4,992	5,097
Intangible assets — trade name	14	14,000	14,000
Intangible assets — content	15	904,628	795,139
Intangible assets — others	16	4,360	6,127
Available-for-sale financial assets	17	29,613	30,147
Trade and other receivables	19	11,443	9,521
Income tax receivable		1,051	2,645
Restricted deposits		335	867
Deferred income tax assets	11	112	167
Total non-current assets		$980,888	$874,396

Current assets
Inventories	18	$214	$287
Trade and other receivables	19	242,762	188,361
Current income tax receivable		253	238
Cash and cash equivalents	21	112,267	182,774
Restricted deposits		6,981	1,822
Total current assets		362,477	373,482

Total assets		$1,343,365	$1,247,878

LIABILITIES
Current liabilities
Trade and other payables	20	$120,082	$65,178
Acceptances	24	8,935	8,688
Short-term borrowings	23	180,029	210,587
Current income tax payable		7,055	6,234
Total current liabilities		$316,101	$290,687

Non-current liabilities
Long-term borrowings	23	$89,841	$92,630
Other long - term liabilities	25	5,349	536
Derivative financial instruments	26	12,553	22,850
Deferred income tax liabilities	11	35,973	32,081
Total non-current liabilities		$143,716	$148,097

Total liabilities		$459,817	$438,784

EQUITY
Share capital	27	$31,877	$30,793
Share premium		399,686	356,865
Reserves		436,997	423,151
Other components of equity	30	(48,118)	(53,310)
JSOP reserve	29	(15,985)	(17,167)
Equity attributable to equity holders of Eros International Plc		$804,457	$740,332

Non-controlling interest		79,091	68,762
Total equity		$883,548	$809,094
Total liabilities and shareholder’s equity		$1,343,365	$1,247,878

*On completion of purchase price allocation, the carrying amounts of intangible assets- others, related deferred tax liabilities and goodwill are recasted to reflect fair value adjustments relating to acquisition of a subsidiary. Refer Note 4 Acquisition.

The accompanying notes form an integral part of these consolidated financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2017, 2016 AND 2015

		Year ended March 31
	Note	2017	2016	2015
		(in thousands, except per share amounts)
Revenue	5	$252,994	$274,428	$284,175
Cost of sales	6	(164,240)	(172,764)	(155,777)
Gross profit		88,754	101,664	128,398
Administrative costs	6	(63,309)	(64,019)	(49,546)
Operating profit		25,445	37,645	78,852
Finance costs	8	(19,521)	(13,719)	(10,791)
Finance income	8	2,365	5,709	4,930
Net finance costs	8	(17,156)	(8,010)	(5,861)
Other gains/(losses)	9	14,205	(3,636)	(10,483)
Profit before tax		22,494	25,999	62,508
Income tax expense	10	(11,039)	(12,711)	(13,178)
Profit for the year		$11,455	$13,288	$49,330
Attributable to:
Equity holders of Eros International Plc		$3,805	$3,797	$40,344
Non-controlling interest		7,650	9,491	8,986
		$11,455	$13,288	$49,330
Earnings per share (cents)
Basic earnings per share	12	6.4	6.6	74.3
Diluted earnings per share	12	5.1	5.2	72.4

The accompanying notes form an integral part of these consolidated financial statements.

EROS INTERNATIONAL PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED MARCH 31, 2017, 2016 AND 2015

	Year ended March 31
	2017	2016	2015
	(in thousands, except per share amounts)
Profit for the year	$11,455	$13,288	$49,330
Other comprehensive income:
Items that will not be subsequently reclassified to profit or loss
Revaluation of property plant and equipment (net of tax)	—	328	—

Items that will be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	6,591	(12,922)	(7,247)
Reclassification of cash flow hedge to consolidated statements of income	804	804	804
Unrealized gain on available-for-sale financial assets	—	—	820
Impairment loss on available-for-sale financial assets	(384)	—	—
Total other comprehensive income/(loss) for the year	$7,011	$(11,790)	$(5,623)
Total comprehensive income for the year, net of tax	$18,466	$1,498	$43,707

Attributable to
Equity holders of Eros International Plc	8,997	(5,632)	35,778
Non-controlling interest	9,469	7,130	7,929

The accompanying notes form an integral part of these consolidated financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2017, 2016 AND 2015

		Year ended March 31
	Note	2017	2016	2015
		(in thousands)
Cash flow from operating activities
Profit before tax		$22,494	$25,999	$62,508
Adjustments for:
Depreciation	13	1,082	1,154	1,089
Share based payments	28	23,471	30,992	21,915
Amortization of intangible film and content rights	15	135,316	128,303	117,254
Amortization of other intangible assets	16	1,816	1,131	608
Other non-cash items	31	(10,616)	4,562	17,005
Net finance costs	8	17,156	8,010	5,861
Gain on sale of available-for-sale financial assets		(58)	—	—
Movement in trade and other receivables		(72,247)	19,690	(93,975)
Movement in inventories		(412)	189	67
Movement in trade and other payables		4,172	31,433	1,361
Loss/(gain) on sale of property, plant and equipment		22	21	(9)
Cash generated from operations		122,196	251,484	133,684
Interest paid		(18,390)	(12,536)	(6,929)
Income taxes paid		(4,813)	(4,349)	(8,800)
Net cash generated from operating activities		$98,993	$234,599	$117,955

Cash flows from investing activities
Advance given to an undertaking	4	$—	$—	$(2,465)
Purchase of available for sale investment		—	(230)	—
Proceeds from sale of available-for-sale investment		288	—	—
Purchase of property, plant and equipment		(678)	(1,702)	(529)
Proceeds from disposal of property, plant and equipment		2	56	29
Proceeds from/(investment in) restricted deposits held with banks		(4,018)	76	(2,935)
Acquisition of cash and cash equivalent in subsidiary		—	263	—
Purchase of intangible film rights and content rights		(173,481)	(211,253)	(276,216)
Purchase of other intangible assets		—	(1,500)	(1,322)
Interest received		2,696	2,935	4,198
Net cash used in investing activities		$(175,191)	$(211,355)	$(279,240)

Cash flows from financing activities
Proceeds from issue of share capital, net of transaction costs		$30,466	$5,414	$110,027
Proceeds from issue of shares by subsidiary		40	137	1,477
Proceeds from issue out of treasury shares		938	6,294	888
(Repayment of)/ proceeds from/ short term debt with maturity less than three months (net)		(39,493)	1,918	(2,983)
Proceeds from short term debt		76,310	79,695	69,815
Repayment of short term debt		(66,404)	(72,746)	(65,296)
Proceeds from long term debt, net of transaction costs of $384 (2016: $139, 2015: $1,909)		16,522	13,847	91,206
Repayment of long term debt		(12,450)	(26,962)	(27,573)
Net cash generated from financing activities		$5,929	$7,597	$177,561

Net (decrease)/increase in cash and cash equivalents		(70,269)	30,841	16,276

Effects of exchange rate changes on cash and cash equivalents		(238)	(1,731)	(8,061)
Cash and cash equivalents at beginning of year		182,774	153,664	145,449
Cash and cash equivalents at the end of year		$112,267	$182,774	$153,664

During the year ended March 31, 2016, the Company's subsidiary, Eros International Media Limited, issued 900,970 equity shares as consideration for the acquisition of Universal Power Systems Private Limited (“Techzone”).

The cash outflow towards intangible film rights and content right includes, interest paid and capitalized $7,176 (2016: $9,204 and 2015: $10,890).

The accompanying notes form an integral part of these consolidated financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH 31, 2017

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale fair value reserves	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC	Non- controlling interest	Total equity
	(in thousands)
Balance as at April 1, 2016	$30,793	$356,865	$(60,609)	$6,622	$1,856	$(1,179)	$(22,752)	$69,586	$376,317	$(17,167)	$740,332	$68,762	$809,094

Profit for the year	—	—	—	—	—	—	—	—	3,805	—	3,805	7.650	11,455

Other comprehensive income/(loss) for the year	—	—	4,799	(384)	(27)	804	—	—	—	—	5,192	1,819	7011

Total comprehensive income/(loss) for the year	—	—	4,799	(384)	(27)	804	—	—	3,805	—	8,997	9,469	18,466

Issue of shares, net of transaction costs of Nil (Refer Note 27)	808	29,712	—	—	—	—	—	—	—		30,520	—	30,520

Share based compensation (Refer Note 28)	—	—	—	—	—	—	—	—	22,901	—	22,901	570	23,471

Shares issued on exercise of employee stock options and awards (Refer Note 27)	276	13,273	—	—	—	—	—	—	(13,549)	—	—	—	—

Issue out of treasury shares (Refer Note 29)	—	(164)	—	—	—	—	—	—	—	1,182	1,018	—	1,018

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	689	—	—	689	290	979

Balance as at March 31, 2017	$31,877	$399,686	$(55,810)	$6,238	$1,829	$(375)	$(22,752)	$70,275	$389,474	$(15,985)	$804,457	$79,091	$883,548

The accompanying notes form an integral part of these consolidated financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH 31, 2016

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale fair value reserves	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC	Non- controlling interest	Total equity
	(in thousands)
Balance as at April 1, 2015	$30,622	$345,385	$(50,048)	$6,622	$1,528	$(1,983)	$(22,752)	$63,238	$349,196	$(24,474)	$697,334	$58,721	$756,055

Profit for the year	—	—	—	—	—	—	—	—	3,797	—	3,797	9,491	13,288

Other comprehensive income/(loss) for the year	—	—	(10,561)	—	328	804	—	—	—	—	(9,429)	(2,361)	(11,790)

Total comprehensive income/(loss) for the year	—	—	(10,561)	—	328	804	—	—	3,797	—	(5,632)	7,130	1,498

Issue of shares, net of transaction costs of Nil (Refer Note 27)	153	5,302	—	—	—	—	—	—	—		5,455	—	5,455

Share based compensation (Refer Note 28)	18	7,191	—	—	—	—	—	—	23,324	—	30,533	459	30,992

Issue out of treasury shares (Refer Note 29)	—	(1,013)	—	—	—	—	—	—	—	7,307	6,294	—	6,294

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	6,348	—	—	6,348	2,452	8,800

Balance as at March 31, 2016	$30,793	$356,865	$(60,609)	$6,622	$1,856	$(1,179)	$(22,752)	$69,586	$376,317	$(17,167)	$740,332	$68,762	$809,094

The accompanying notes form an integral part of these consolidated financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH 31, 2015

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale fair value reserves	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC	Non- controlling interest	Total equity
	(in thousands)
Balance as at April 1, 2014	$26,322	$223,333	$(43,858)	$5,802	$1,528	$(2,787)	$(22,752)	$62,203	$303,405	$(25,505)	$527,691	$50,350	$578,041

Profit for the year	—	—	—	—	—	—	—	—	40,344	—	40,344	8,986	49,330

Other comprehensive income/(loss) for the year	—	—	(6,190)	820	—	804	—	—	—	—	(4,566)	(1,057)	(5,623)

Total comprehensive income/(loss) for the year	—	—	(6,190)	820	—	804	—	—	40,344	—	35,778	7,929	43,707

Issue of shares, net of transaction costs of $61 (Refer Note 27)	4,026	106,001	—	—	—	—	—	—	—	—	110,027	—	110,027

Issue out of treasury shares	—	(143)	—	—	—	—	—	—	—	1,031	888	—	888

Share based compensation (Refer Note 28)	274	16,194	—	—	—	—	—	—	5,447	—	21,915	—	21,915

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	1,035	—	—	1,035	442	1,477

Balance as at March 31, 2015	$30,622	$345,385	$(50,048)	$6,622	$1,528	$(1,983)	$(22,752)	$63,238	$349,196	$(24,474)	$697,334	$58,721	$756,055

The accompanying notes form an integral part of these consolidated financial statements.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	NATURE OF OPERATIONS, GENERAL INFORMATION AND BASIS OF PREPARATION

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

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared on accrual basis and under the historical cost convention on a going concern basis, with the exception of revaluation of certain properties, plants and equipments certain financial instruments and assets acquired and liabilities assumed in a business combination that have been measured at fair value as required by relevant IFRSs.

The Group’s accounting policies as set out below have been applied consistently throughout the Group to all the periods presented, unless otherwise stated. The financial statements of Eros and each of it’s subsidiaries are measured using the currency of the primary economic environment in which these entities operate (i.e. the functional currency). The consolidated financial statements are presented in US Dollars (USD) which is the presentation currency of the Company and has been rounded off to the nearest thousands.

The consolidated financial statements for the year ended March 31, 2017 were approved by the Eros Board of Directors and authorized for issue on July 31, 2017.

2	GOING CONCERN

The Group meets its day to day working capital requirements and funds its investment in content primarily through a variety of banking arrangements and cash generated from operations. Under the terms of such banking arrangements the Group is able to draw down in the local currencies of its operating businesses. The net foreign currency monetary assets and liabilities position at March 31, 2017 and 2016 are shown in Note 32.

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

The Group is exposed to uncertainties arising from the global economic climate and also in the markets in which it operates. Market conditions could lead to lower than anticipated demand for the Group’s products and services and exchange rate volatility could also impact reported performance. Management has considered the impact of these and other uncertainties and factored them into their financial forecasts and assessment of covenant headroom. The Group’s forecasts and projections, taking account of reasonably possible changes in trading performance (and available mitigating actions), show that the Group will be able to operate within the expected limits of the facilities and provide headroom against the covenants for the foreseeable future. For this reason, Management continues to adopt the going concern basis in preparing the consolidated financial statements.

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1.	Overall Considerations

The significant accounting policies that have been used in the preparation of these consolidated financial statements are summarized below. Financial statements are subject to the application of significant accounting estimates and judgments. These are summarized in Note 38.

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

Changes in controlling interest in a subsidiary that do not result in gaining or losing control are not business combinations as defined by IFRS 3. The Group adopts the “equity transaction method” which regards the transaction as a realignment of the interests of the different equity holders in the Group. Under the equity transaction method an increase or decrease in the Group’s ownership interest is accounted for as follows:

•	the non-controlling component of equity is adjusted to reflect the non-controlling interest revised share of the net carrying value of the subsidiaries net assets;
•	the difference between the consideration received or paid and the adjustment to non-controlling interests is debited or credited to a different component of equity — merger reserves;
•	no adjustment is made to the carrying amount of goodwill or the subsidiaries’ net assets as reported in the consolidated financial statements; and
•	no gain or loss is reported in the consolidated statements of income.

3.3.	Segment Reporting

IFRS 8 Operating Segments (“IFRS 8”) requires operating segments to be identified on the same basis as is used internally for the review of performance and allocation of resources by the Group chief executive officer. The revenues of films are earned over various formats; all such formats are functional activities of filmed entertainment and these activities take place on an integrated basis. The management team reviews the financial information on an integrated basis for the Group as a whole, with respective heads of business for each region and in accordance with IFRS 8, the Company provides a geographical split as it considers that all activities fall within one segment of business which is filmed entertainment. The management team also monitors performance separately for individual films for at least 12 months after the theatrical release. Certain resources such as publicity and advertising, and the cost of a film are also reviewed globally.

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following additional criteria apply in respect of various revenue streams within filmed entertainment:

•	Theatrical — Contracted minimum guarantees are recognized on the theatrical release date. The Group’s share of box office receipts in excess of the minimum guarantee is recognized at the point they are notified to the Group.

•	Television — License fees received in advance which do not meet all the above criteria are included in deferred income until the above criteria is met. In arrangements for catalogue sales the Company recognizes revenue if above recognition criteria is met such as a valid sales contract exists, all films are delivered, the Company is reasonably certain on collectability, and the Company’s contractual obligations are complete, even if the arrangement provides for a deferred payment term up to a year.

•	Digital and ancillary — Digital and ancillary media revenues are recognized at the earlier of when the content is accessed or declared.

•	Other — DVD, CD and video distribution revenue is recognized on the date the product is delivered or if licensed in line with the above criteria. Visual effects, production and other fees for services rendered by the Group and overhead recharges are recognized in the period in which they are earned and in certain cases, the stage of production is used to determine the proportion recognized in the period.

3.5.	Goodwill

Goodwill represents the excess of the consideration transferred in a business combination over the fair value of the Group’s share of the identifiable net assets acquired. Goodwill is carried at cost less accumulated impairment losses. Gain on bargain purchase is recognized immediately after acquisition in the consolidated statement of income.

3.6.	Intangible assets

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

Content

Investments in films and associated rights, including acquired rights and distribution advances in respect of completed films, are stated at cost less amortization less provision for impairment. Costs include production costs, overhead and capitalized interest costs net of any amounts received from third party investors. A charge is made to write down the cost of completed rights over the estimated useful lives, writing off more in year one which recognizes initial income flows and then the balance over a period of up to nine years, except where the asset is not yet available for exploitation. The average life of the assets is the lesser of 10 years or the remaining life of the content rights. The amortization charge is recognized in the consolidated statement of income within cost of sales. The determination of useful life is based upon management’s judgment and includes assumptions on the timing and future estimated revenues to be generated by these assets, which are summarized in Note 38.3.

Others

Other intangible assets, which comprise internally generated and acquired software used within the Group’s digital, home entertainment and internal accounting activities, are stated at cost less amortization less provision for impairment. A charge is made to write down the cost of completed rights over the estimated useful lives except where the asset is not yet available for exploitation. The average life of below intangible assets ranges from 3-6 years. The amortization charge is recognized in the consolidated statements of income within administrative expenses as stated below:

	Life of asset	Rate of amortization % straight line per annum
Information technology assets	3 years	33
Other intangibles	3 - 6 years	17 - 33

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Subsequent expenditure

Expenditure on capitalized intangible assets subsequent to the original expenditure is included only when it increases the future economic benefits embodied in the specific asset to which it relates.

Information technology assets

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

When these criterias are met and there are appropriate resources to complete development, the expenditure is capitalized at cost. Where these criteria are not met development expenditure is recognized as an expense in the period in which it is incurred. Internally generated intangible assets are amortized over their useful economic life from the date that they start generating future economic benefits.

3.7.	Impairment Testing of Goodwill, Other Intangible Assets and Property, Plant and Equipment

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Depreciation is provided to write - off the cost of all property, plant and equipment to their residual value as stated below:

	Life of Asset	Rate of depreciation % straight line per annum
Freehold building	10 years	2-10
Furniture & fittings and equipment	5 years	15-20
Vehicles and Plant & Machinery	3-5 years	20-30

Material residual value estimates are updated as required, but at least annually, whether or not the asset is revalued.

Advance paid towards the acquisition or improvement of property and equipment not ready for use before the reporting date are disclosed as capital work - in - progress.

3.9.	Inventories

Inventories primarily comprise of music CDs and DVDs, and are valued at the lower of cost and net realizable value. Cost in respect of goods for resale is defined as purchase price, including appropriate labor costs and other overhead costs. Costs in respect of raw materials is purchase price.

Purchase price is assigned using a weighted average basis. Net realizable value is defined as anticipated selling price or anticipated revenue less cost to completion.

3.10.	Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments which are readily convertible into known amounts of cash and are subject to insignificant risk of changes in value. Bank overdrafts are shown within “Borrowings” in “Current liabilities” on the statement of financial position.

3.11.	Restricted Deposits held with Banks

Deposits held with banks as security for overdraft facilities are included in restricted deposits held with bank.

3.12.	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost with any difference between the proceeds (net of transaction costs) and the redemption value recognized in the consolidated statement of income within finance costs over the period of the borrowings using the effective interest method. Finance costs in respect of film productions and other assets which take a substantial period of time to get ready for use or for exploitation are capitalized as part of the asset.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

3.13.	Financial Instruments

Financial assets and financial liabilities are recognized when a Group entity becomes party to the contractual provisions of the instrument.

Financial assets and liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets or liabilities (other than financial assets and liabilities at fair value through profit and loss) and business combination are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit and loss are recognized immediately in consolidated statements of income. Financial assets and financial liabilities are offset against each other and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

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

The fair value of financial instruments denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The foreign exchange component forms part of its fair value gain or loss. Therefore for financial instruments that are classified as fair value through profit and loss, the exchange component is recognized in consolidated statements of income through “other (gains)/losses.”

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

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including trade and other receivables, bank and cash balances) are measured subsequent to initial recognition at amortized cost using the effective interest method, less provision for impairment. Any change in their value through impairment or reversal of impairment is recognized in the consolidate statement of income.

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

Available-for-sale financial assets

Available-for-sale financial assets include non-derivative financial assets that are either designated as such or do not qualify for inclusion in any of the other categories of financial assets. All financial assets within this category are measured subsequently at fair value, with changes in fair value recognized in other comprehensive income. Gains and losses arising from investments classified as available-for-sale are recognized in the consolidated statements of income when they are sold or when the investment is impaired.

In the case of impairment of available-for-sale assets, any loss previously recognized in other comprehensive income is transferred to the consolidate statement of income. Impairment losses recognized in the consolidate statement of income on equity instruments are not reversed through the consolidated statements of income. Impairment losses recognized previously on debt securities are reversed through the consolidated statement of income when the increase can be related objectively to an event occurring after the impairment loss was recognized in the consolidate statement of income.

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

An assessment for impairment is undertaken at least at each reporting date.

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

Financial liabilities at fair value through profit or loss are stated at fair value. Any gains or losses arising from held for trading financial liabilities are recognized in consolidated statements of income. Such gains or losses incorporate any interest paid and are included in the “other gains and losses” line item.

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

A financial liability is derecognized only when the obligation is extinguished, that is, when the obligation is discharged or cancelled or expires. Changes in liabilities’ fair value that are reported in profit or loss are included in the consolidated statement of income within ‘finance costs’ or “finance income”.

3.16.	Derivative Financial Instruments

The Group uses derivative financial instruments (“derivatives”) to reduce its exposure to interest rate movements.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in consolidated statements of income immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in the profit or loss depends on the nature of the hedge relationship.

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cash flow hedging

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of other reserves. The gain or loss relating to the ineffective portion is recognized immediately in consolidated statements of income, and is included in the ‘other gains and losses’ line item.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to consolidated statements of income in the periods when the hedged item is recognized in consolidated statements of income, in the same line of the consolidated statement of income as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Cash flow hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in consolidated statements of income. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in consolidated statements of income.

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

Leases in which significantly all the risks and rewards incidental to ownership are not transferred to the lessee are classified as operating leases. Payments under such leases are charged to the consolidated statements of income on a straight line basis over the period of the lease.

3.19.	Taxation

Taxation on profit and loss comprises current income tax and deferred income tax. Tax is recognized in the consolidated statement of income except to the extent that it relates to items recognized directly in equity or other comprehensive income in which case it is recognized in equity or other comprehensive income.

Current income tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted at the reporting date along with any adjustment relating to tax payable in previous years.

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

Deferred income tax in respect of undistributed earnings of subsidiaries is recognized except where the Group is able to control the timing of the reversal of the temporary difference and that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilized.

Deferred income tax assets and deferred income tax liabilities are offset if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.20.	Employee Benefits

The Group operates defined contribution pension plans and healthcare and insurance plans on behalf of its employees. The amounts due are all expensed as they fall due.

In accordance with IFRS 2 “Share Based Payments”, the fair value of shares or options granted is recognized as personnel costs with a corresponding increase in equity. The fair value is measured at the grant date and spread over the period during which the recipient becomes unconditionally entitled to payment unless forfeited or surrendered.

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

Transactions in foreign currencies are translated at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities in foreign currencies are translated at the prevailing rates of exchange at the reporting date. Non-monetary items that are measured at historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

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

The assets and liabilities in the financial statements of foreign subsidiaries and related goodwill are translated at the prevailing rate of exchange at the statement of financial position date. Income and expenses are translated at the monthly average rate. The exchange differences arising from the retranslation of the foreign operations are recognized in other comprehensive income and taken in to the “currency translation reserve” in equity. On disposal of a foreign operation the cumulative translation differences (including, if applicable, gains and losses on related hedges) are transferred to the consolidated statement of income as part of the gain or loss on disposal.

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

On August 1, 2015, Eros’ subsidiary Eros International Media Limited (“EIML”) acquired 100% of the shares and voting interests in Universal Power Systems Private Limited (“Techzone”). In accordance with the terms of the agreement between the parties, EIML issued 900,970 equity shares to the shareholders of Techzone at an acquisition date fair value of INR 586 ($9.16) per share, calculated on the basis of traded share price of EIML on the date of acquisition.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During the year ended March 31, 2017, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition of Techzone. Corresponding changes to the comparatives for the year ended March 31, 2016 have been summarized as under

	Provisional amount recorded as of March 31, 2016	Adjustment based on final valuation report	As at August 1, 2015 (Re-casted)
	(in thousands)
Current assets
Cash	$263	$—	$263
Trade and other receivables	4,866	—	4,866
Non-current assets
Goodwill	—	3,329	3,329
Intangible assets – Others	—	3,704	3,704
Property, plant and equipment	584	—	584
Purchase price pending allocation	5,751	(5,751)	—
Deferred income tax assets	134	—	134
Other non-current assets	2,585	—	2,585
Current liabilities
Trade and other payables	(3,338)	—	(3,338)
Short-term borrowings	(1,490)	—	(1,490)
Non-current borrowings
Long-term borrowings	(992)	—	(992)
Other long-term liabilities	(112)	—	(112)
Deferred income tax liabilities	—	(1,282)	(1,282)

Goodwill is attributable mainly to expected synergies and assembled work force arising from the acquisition.

The acquisition of Techzone contributed $4.2 million (2016: $4.3 million) to the Company’s consolidated revenue and a profit of $0.3 million (2016: $(0.2) million to the Company’s profit for the year ended March 31, 2017 and March 31, 2016. Had the acquisition occurred on 1 April 2015, consolidated revenue and profit after tax for the year would have been $278.7 million and $13.4 million respectively during the fiscal 2016.

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

Revenues are presented based on the region of domicile and by customer location:

	Year ended March 31
	2017	2016	2015
	(in thousands)
Revenue by region of domicile of Group’s operation
India	$121,966	$159,855	$110,015
Europe	25,686	34,209	29,528
North America	2,549	14,622	10,014
Rest of the world	102,793	65,742	134,618
Total Revenue	$252,994	$274,428	$284,175

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenue of $74,006 (2016: $35,869 and 2015: $80,267) from the United Arab Emirates is included within Rest of the world and revenue of $25,686 (2016: $34,209 and 2015: $29,528) from the United Kingdom is included under Europe in the above table.

	Year ended March 31
	2017	2016	2015
	(in thousands)
Revenue by region of domicile of customer’s location
India	$129,251	$158,843	$109,513
Europe	7,695	24,367	27,146
North America	10,132	19,865	19,052
Rest of the world	105,916	71,353	128,464
Total Revenue	$252,994	$274,428	$284,175

Revenue of $62,966 (2016: $61,546 and 2015: $103,786) from the United Arab Emirates is included within Rest of the world and revenue of $5,791 (2016: $22,755 and 2015: $26,426) from United Kingdom is included under Europe in the above table.

For the year ended March 31, 2017, March 31, 2016 and March 31, 2015, no customers accounted for more than 10% of the Group’s total revenues. In each year no revenue arose in the Isle of Man.

Segment assets by region of domicile of Group’s operation:

	Total	India	North America	Europe	Rest of the World
		(in thousands)
Non-current assets*
As of March 31, 2017	$938,669	$386,921	$13	$24,620	$527,115
As of March 31, 2016	$830,677	$350,078	$22	$30,694	$449,882

Segment assets of $514,089 (2016: $371,955) in the United Arab Emirates is included under Rest of the world and segment assets of $ 24,620 (2016: $30,694) in the United Kingdom is included under Europe in the above table. In each year, there were no segment assets in the Isle of Man.

*Non-current assets include Property, plant and equipment, Intangibles assets (tradename, content and others) and goodwill by geographic area.

6	NATURE OF EXPENSES

Profit for the year is arrived at after the following are charged to the consolidate statements of income:

	Year ended March 31
	2017	2016	2015
	(in thousands)
Publicity and advertisement costs	$17,152	$22,333	$20,404
Film distribution costs	11,772	22,128	18,119
Amortisation expenses	135,316	128,303	117,254
Personnel costs	42,902	46,414	33,728
Rent expenses	1,559	2,112	1,424
Legal and professional expenses	4,697	3,177	2,960
Provision for trade and other receivables	2,430	1,315	3,963
Depreciation and amortization of other intangibles	2,898	2,285	1,697
Impairment loss on content advances and loans and advances	1,887	2,545	3,431
Other expenses	6,936	6,171	2,343
	$227,549	$236,783	$205,323

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	PERSONNEL COSTS

	Year ended March 31
	2017	2016	2015
	(in thousands)
Salaries	$18,590	$14,616	$11,092
Social security and other employment charges	792	771	687
Salaries and other charges	19,382	15,387	11,779
Share based compensation	23,471	30,992	21,915
Pension charges	49	35	34
	$42,902	$46,414	$33,728

	Year ended March 31
Key Management Compensation	2017	2016	2015
	(in thousands)
Salaries	$5,062	$5,250	$4,724
Share based compensation	15,946	20,916	17,942
Pension charges	38	35	34
	$21,046	$26,201	$22,700

8	NET FINANCE COSTS

	Year ended March 31
	2017	2016	2015
	(in thousands)
Interest on borrowings	$25,828	$22,644	$20,858
Reclassification of cash flow hedge to consolidated statements of income	804	804	804
Total interest expense for financial liabilities not classified at fair value through profit or loss	26,632	23.448	21,662
Capitalized interest on eligible film rights and content advances	(7,111)	(9,729)	(10,871)
Total finance costs	19,521	13,719	10,791
Less: Interest income
Bank deposits	(2,365)	(5,709)	(4,930)
Total finance income	(2,365)	(5,709)	(4,930)

	$17,156	$8,010	$5,861

For the year ended March 31, 2017, the capitalization rate of interest was 7.6% (2016: 6.9% and 2015: 5.9%).

9	OTHER (GAINS)/ LOSSES

	Year ended March 31
	2017	2016	2015
	(in thousands)
Losses/(gains) on disposal of property, plant and equipment	$22	$21	$(9)
Net foreign exchange (gains)/losses	(3,872)	49	1,323
Net (gain)/loss on held for trading financial liabilities	(10,297)	3,566	7,801
Transaction costs relating to equity transactions	—	—	61
Gain on available-for-sale financial assets	(58)	—	—
Impairment loss on available-for-sale financial assets	—	—	1,307
	$(14,205)	$3,636	$10,483

The net (gain)/loss on held for trading financial liabilities in the years ended March 31, 2017, 2016 and 2015 principally relate to derivative instruments not designated in a hedging relationship.

During the year ended March 31, 2015, the Company incurred $6,118 towards the issue of ‘A’ ordinary shares in a follow-on offering on the NYSE and sale of certain existing shares. As the transaction costs incurred relate to more than one transaction, the Company allocated these costs in proportion to the number of existing shares listed on NYSE and the number of shares newly issued.  Transaction costs of Nil (2016: Nil, 2015: 61) attributed towards sale/listing of existing shares are recorded in profit or loss and as a result, Nil (2016: Nil, 2015: 6,057) was recorded in equity.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10	INCOME TAX EXPENSE

	Year ended March 31
	2017	2016	2015
	(in thousands)
Current income tax expense	$10,521	$8,161	$7,472
Deferred income tax charge	518	4,550	5,706
Income tax expenses	$11,039	$12,711	$13,178

Reconciliation of tax charge

	Year ended March 31
	2017	2016	2015
	(in thousands)
Profit before tax	$22,494	$25,999	$62,508
Income tax expense at tax rates applicable to individual entities	10,003	10,785	10,827
Tax effect of:
Adjustments in respect of current income tax of previous years	375	—	—
Changes in tax rates on temporary differences brought forward	—	718	—
Items not deductible for income tax	815	1,131	1,953
Others	(154)	77	398
Income tax expense	$11,039	$12,711	$13,178

11	DEFERRED INCOME TAX ASSETS AND LIABILITIES

Changes in deferred income tax assets and liabilities

	Year ended March 31, 2017
	Opening Balance	Utilization	Recognized in consolidated statements of income	Recognized in other comprehensive income	Exchange Difference	Closing Balance
	(in thousands)
Deferred tax assets:
Minimum alternate tax carry-forward	$14,170	$(2,699)	$78	$—	$200	$11,749
Property, plant and equipment	57	—	95	—	3	155
Others	834	—	216	—	32	1,082
Total income deferred tax asset	$15,061	$(2,699)	$389	$—	$235	$12,986
Deferred income tax liabilities
Property, plant and equipment	(1,247)	—	24	—	(5)	(1,228)
Intangible assets	(45,714)	—	(917)	—	(959)	(47,590)
Others	(14)	—	(14)	—	(1)	(29)
Total deferred income tax liability	$(46,975)	$—	$(907)	$—	$(965)	$(48,847)

Net deferred tax (liability) / asset	$(31,914)	$(2,699)	$(518)	$—	$(730)	$(35,861)
As at March 31, 2017
Deferred income tax asset						$112
Deferred income tax liability						$(35,973)

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year ended March 31, 2016 (recasted)
	Opening Balance	Additions due to acquisition during the year	Recognized in consolidated statements of income	Recognized in other comprehensive income	Exchange Difference	Closing Balance
	(in thousands)
Deferred income tax assets:
Minimum alternate tax carry-forward	$14,246	$—	$821	$—	$(897)	$14,170
Property, plant and equipment	151	86	(177)	—	(3)	57
Others	768	48	86	—	(68)	834
Total deferred income tax asset	$15,165	$134	$730	$—	$(968)	$15,061
Deferred income tax liabilities
Property, plant and equipment	(240)	—	(11)	(1,010)	14	(1,247)
Intangible assets	(41,753)	(1,280)	(5,363)	—	2,682	(45,714)
Others	(107)	—	94	—	(1)	(14)
Total deferred income tax liabilities	$(42,100)	$(1,280)	$(5,280)	$(1,010)	$2,695	$(46,975)

Net deferred income tax (liability) / asset	$(26,935)	$(1,146)	$(4,550)	$(1,010)	$1,727	$(31,914)
As at March 31, 2016
Deferred income tax asset						$167
Deferred income tax liability						$(32,081)

	Year ended March 31, 2015
	Opening Balance	Recognized in consolidated statements of income	Exchange Difference	Closing Balance
	(in thousands)
Deferred income tax assets:
Minimum alternate tax carry-forward	$11,681	$3,045	$(480)	$14,246
Property, plant and equipment	77	74	—	151
Others	1,880	(1,114)	2	768
Total deferred income tax asset	$13,638	$2,005	$(478)	$15,165
Deferred income tax liabilities
Property, plant and equipment	$(311)	$61	$10	$(240)
Intangible assets	(35,457)	(7,728)	1,432	(41,753)
Others	(53)	(44)	(10)	(107)
Total deferred income tax liability	$(35,821)	$(7,711)	$1,432	$(42,100)

Net deferred income tax (liability) / asset	$(22,183)	$(5,706)	$954	$(26,935)
As at March 31, 2015
Deferred income tax asset				$151
Deferred income tax liability				$(27,086)

Deferred tax is calculated in full on all temporary differences under the liability method using the local tax rate of the country in which the timing difference occurs.

Deferred tax assets have been recognized on the basis that there is reasonable certainty of profitability to utilize the available losses and tax credits. Deferred tax liabilities to the extent of $40,432 (2016: $34,400) have not been provided on the undistributed earnings of subsidiaries as Eros is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Eros International Media Limited is liable to pay Minimum Alternate Tax (“MAT”) under the Indian Income tax laws. The tax paid under MAT provisions can be carried forward and set-off against future income tax liabilities computed under normal tax provisions within a period of ten years, and has been treated as a deferred tax asset.

Except for Nil (2016: $1,010, 2015: Nil) relating to tax on revaluation of freehold building, no amount has been recognized in other comprehensive income. No amounts relating to tax have been recognized directly in equity.

Domestic tax is Nil as the company is subject to Income tax in IOM at a rate of zero percent. Foreign taxes are based on applicable tax rates in each subsidiary jurisdiction.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12	EARNINGS PER SHARE (EPS)

	2017		2016		2015
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in thousands, except number of shares and earnings per share)
Earnings
Earnings attributable to the equity holders of the parent	$3,805	$3,805	$3,797	$3,797	$40,344	$40,344
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(673)	—	(732)	—	(531)
Adjusted earnings attributable to equity holders of the parent	$3,805	$3,132	$3,797	$3,065	$40,344	$39,813
Number of shares
Weighted average number of shares	59,410,292	59,410,292	57,731,839	57,731,839	54,277,849	54,277,849
Potential dilutive effect related to share based compensation scheme	—	1,532,839	—	1,304,185	—	690,902
Adjusted weighted average number of shares	59,410,292	60,943,131	57,731,839	59,036,024	54,277,849	54,968,751
Earnings per share
Earnings attributable to the equity holders of the parent per share (cents)	6.4	5.1	6.6	5.2	74.3	72.4

The above table does not split the earnings per share separately for the ‘A’ ordinary 30p shares and the ‘B’ ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings. All share and per share data provided herein gives effect to the three-for-one stock split conversion that occurred in November 2013, retrospectively.

The Company excludes options with exercise prices that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive. In the year ended March 31, 2017, 1,370,625 shares were not included in diluted earnings per share (2016: 602,500, 2015: 630,000).

13	PROPERTY, PLANT AND EQUIPMENT

	Year ended March 31, 2017
	Land and Building	Furniture, fittings and equipment	Vehicles	Plant and machinery	Total
	(in thousands)
Opening net carrying amount	$8,768	$407	$399	$492	$10,066
Exchange difference	100	6	11	14	131
Revaluation	—	—	—	—	—
Additions	385	187	260	463	1,295
Others	—	(27)	—	(26)	(53)
Disposals	—	(24)	(5)	(5)	(34)
Adjustment of depreciation on disposal	—	—	5	5	10
Depreciation charge	(462)	(117)	(166)	(337)	(1,082)
Balance as at March 31, 2017	$8,791	$432	$504	$606	$10,333
Capital work-in-progress					$21
Net carrying value as at March 31, 2017					$10,354

	As at March 31, 2017
	(in thousands)
Cost or valuation	$12,274	$1,932	$1,364	$4,049	$19,619
Accumulated depreciation	(3,483)	(1,500)	(860)	(3,443)	(9,286)
Net carrying amount	$8791	$432	$504	$606	$10,333
Capital work-in-progress					$21
Net carrying value as at March 31, 2017					$10,354

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year ended March 31, 2016
	Land and Building	Furniture, Fittings and Equipment	Vehicles	Plant and Machinery	Total
	(in thousands)
Opening net carrying amount	$8,292	$386	$281	$313	$9,272
Exchange difference	(518)	(15)	(22)	(17)	(572)
Revaluation	1,410	—	—	—	1,410
Additions on account of acquisition of Techzone	—	66	168	350	584
Others	—	118	199	286	603
Disposals	—	—	(119)	—	(119)
Adjustment of depreciation on disposal	—	—	42	—	42
Depreciation charge	(416)	(148)	(150)	(440)	(1,154)
Balance as at March 31, 2016	$8,768	$407	$399	$492	$10,066
Capital work-in-progress					$620
Net carrying value as at March 31, 2016					$10,686

	As at March 31, 2016
	(in thousands)
Cost or valuation	$11,749	$1,772	$1,081	$3,554	$18,156
Accumulated depreciation	(2,981)	(1,365)	(682)	(3,062)	(8,090)
Net carrying amount	$8,768	$407	$399	$492	$10,066
Capital work-in-progress					$620
Net carrying value as at March 31, 2016					$10,686

Property, Plant and Equipment with a net carrying amount of $7,849 (2016: $10,118) have been pledged to secure borrowings (Refer Note 23).

Land and buildings were revalued as at March 31, 2016 by independent valuers on the basis of market value. Fair values were estimated based on recent market transactions, which were then adjusted for specific conditions relating to the land and buildings. As at March 31, 2017, had land and buildings of the Group been carried at historical cost less accumulated depreciation, their carrying amount would have been $5,909 (2016: $5,726)

Capital work-in-progress of $21 (2016: $620) primarily related to leasehold improvement cost in Company’s leased premises.

14	GOODWILL AND TRADE NAME

	Goodwill	Trade Name
	(in thousands)
Balance as at March 31, 2017	$4,992	$14,000
Balance as at March 31, 2016 (Goodwill is recasted)	$5,097	$14,000

Goodwill	Amount in US$
Balance as at March 31, 2015	$1,878
Goodwill arising from acquisition of Techzone (Refer Note 4)	3,329
Foreign currency translation	(110)
Balance as at March 31, 2016 (recasted)	5,097
Foreign currency translation	(105)
Balance as at March 31, 2017	$4,992

Goodwill has been assessed for impairment at the Group level as the Group is considered as one single cash generating unit and represents the lowest level at which the goodwill is monitored for internal management purposes.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The recoverable amount of the cash generating unit has been determined based on value in use. Value in use has been determined based on future cash flows after considering current economic conditions and trends, estimated future operating results, growth rates and anticipated future economic conditions.

As of March 31, 2017, for assessing impairment of goodwill, value in use is determined using discounted cash flow method. The estimated cash flows for a period of four years were developed using internal forecasts, extrapolated for the fifth year, and a pre-tax discount rate of 17.2% and terminal growth rate of 4%.

As of March 31, 2017, for assessing the impairment of the trade name, value in use is determined using the relief from royalty method based on a Royalty rate of 3% on the estimated total revenue for a period of four years, extrapolated for the fifth year, and, a pre-tax discount rate of 22.5% and terminal growth rate of 4%.

Management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

15	INTANGIBLE CONTENT ASSETS

	Gross Content Assets	Accumulated Amortization	Content Assets
	(in thousands)
As at March 31, 2017
Film and content rights	$1,430,523	$(796,058)	$634,465
Content advances	266,232	—	266,232
Film productions	3,931	—	3,931
Non-current content assets	$1,700,686	$(796,058)	$904,628

As at March 31, 2016
Film and content rights	$1,158,737	$(652,651)	$506,086
Content advances	284,817	—	284,817
Film productions	4,236	—	4,236
Non-current content assets	$1,447,790	$(652,651)	$795,139

Changes in the intangible - content assets are as follows:

	Year ended March 31
	2017	2016
	(in thousands)
Film productions
Opening balance	$4,236	$3,971
Additions	5,498	3,887
Exchange difference	86	(231)
Transfer to film and content rights	(5,889)	(3,391)
Closing balance	$3,931	$4,236

Content advances
Opening balance	$284,817	$236,285
Additions	236,536	220,166
Exchange difference	2,279	(7,588)
Impairment	(1,625)	(2,545)
Transfer to film and content rights	(255,775)	(161,501)
Closing balance	$266,232	$284,817

Film and content rights
Opening balance	$506,086	$4,78,958
Amortization	(135,316)	(128,303)
Exchange difference	2,031	(9,461)
Transfer from film productions and content advances	261,664	164,892
Closing balance	$634,465	$506,086

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Impairment loss on content advances relate to amounts advanced, to the extent not considered recoverable, for prospective film productions that are not being developed further or not considered viable.

Film and content rights with a carrying amount of $321,872 (2016: $207,412) have been pledged against secured borrowings (Refer Note 23).

16	OTHER INTANGIBLE ASSETS

Other intangibles comprise of software and other intangibles used within the Group’s digital and home entertainment activities and internal accounting activities.

The changes in other intangible assets are as follows:

	Year ended March 31, 2017
	(in thousands)
	Information technology assets	Other intangibles	Total
Opening net carrying amount as on March 31, 2016	$3,303	$2,824	$6,127
Exchange difference	15	36	51
Disposals	—	(2)	(2)
Amortization charge	(1,158)	(658)	(1,816)
Closing net carrying amount as on March 31, 2017	$2,160	$2,200	$4,360

	As at March 31, 2017
	(in thousands)
Cost or valuation as on March 31, 2017	$4,850	$4,497	$9,347
Accumulated amortization	(2,690)	(2,297)	(4,987)
Net carrying amount as on March 31, 2017	$2,160	$2,200	$4,360

	Year ended March 31, 2016 (recasted)
	(in thousands)
	Information technology assets	Other applications	Total
Opening net carrying amount as on March 31, 2015	$1,581	$623	$2,204
Exchange difference	(38)	(112)	(150)
Additions	1,500	—	1,500
Additions on account of acquisition of Techzone (Refer Note 4)	1,156	2,548	3,704
Amortization charge	(896)	(235)	(1,131)
Closing net carrying amount as on March 31, 2016	$3,303	$2,824	$6,127

	As at March 31, 2016
	(in thousands)
Cost or valuation as on March 31, 2016	$4,827	$4,447	$9,274
Accumulated amortization	(1,524)	(1,623)	(3,147)
Net carrying amount as on March 31, 2016	$3,303	$2,824	$6,127

Other intangible assets with a carrying amount of $239 (2016: $375) have been pledged against secured borrowings (Refer Note 23).

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As at March 31
	2017	2016
	(in thousands)
Valuable Technologies Limited	$11,097	$11,097
LMB Holdings Limited	16,800	16,800
Valuable Innovations Private Limited	1,636	2,020
Cloudstream Media Inc	80	—
The Culture Trip	—	230
	$29,613	$30,147

Eros acquired an interest in Valuable Technologies Limited (“Valuable”) in the year ended March 31, 2009. Valuable manages and operates a number of companies within media and entertainment, technology and infrastructure. These companies include UFO Moviez, the leading provider of Digital projection solutions for cinemas in India, Boxtech which is involved with digital movie rentals, and Impact whose business is theatrical ticketing and sales data. As at March 31, 2017, Eros owns 7.21% of Valuable’s equity. In the year ended March 31, 2017, due to the range of potential outcomes in valuing Valuable, the Board was unable to give, with reasonable certainty, a fair value in the absence of detailed financial and/or valuation related information. Management has therefore held it at cost which equates to the fair value recognized in the year ended March 31, 2012.

Acacia Investments Holdings Limited (“Acacia”) is a dormant holding company and owns 24% of L.M.B Holdings Limited (“LMB”) which through its subsidiaries operates satellite television channels, such as B4U Music, B4U Movies and the Movie House Channel. As of March 31, 2017, and prior, the Group had no Board representation, no involvement in policy decision making, did not provide input in respect of technical know-how and had no material contract with LMB or its subsidiaries nor did they have the power to exert significant influence. As a result Management has historically concluded, throughout the ownership of the investment, that they did not exert any significant influence over LMB. Due to the range of potential outcomes in valuing LMB, the Board was unable to give, with reasonable certainty, a fair value. Management has therefore held it at cost which equates to the fair value recognized in the year ended March 31, 2012.

In April 2010, Eros acquired a 1.27% interest in Valuable Innovations Private Limited (“Valuable Innovations”) at a total cost of $2,020. An entity related to Valuable Technologies, Valuable Innovations houses new technology and patents of the Valuable group entities and develops related products. During ended March 31, 2017, the Company recorded an impairment loss of $384 within other comprehensive income, basis change in fair value of such investment. The fair value of the investment was estimated using level 3 inputs, wherein net asset value method is used as against income approach, as there are no revenue generating activities in Valuable Innovations.

In July 2015, Eros acquired a 2% stake in The Cultural Trip (‘‘TCT’’), a website which is a global platform for local culture, showcasing the best art, culture, food and travel for every country in the world. The acquisition of stake in TCT has been classified as Available-for-sale investment and has been recognized at the transaction price of $230. Subsequently, on June 3, 2016 this investment was sold at a price of $288. The profit on sale of TCT has been recognized as Other gains in consolidated statements of income. (Refer Note 9).

Investments in these unquoted equity instruments are not held for trading. Instead, they are held for medium or long-term strategic purpose.

18	INVENTORIES

	As at March 31
	2017	2016
	(in thousands)
Goods for resale	$214	$287
	$214	$287

During the year ended March 31, 2017, inventory of $350 (2016: $354 and 2015: $776) was recognized in the consolidated statements of income as an expense. In each year none of the expense was as a result of the write down of inventories. Inventories with a carrying amount of $113 (2016: $593) have been pledged as security for certain of the Group’s borrowings (Refer Note 23).

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19	TRADE AND OTHER RECEIVABLES

	As at March 31
	2017	2016
	(in thousands)
Trade accounts receivables	$226,985	$169,413
Trade accounts receivables reserve	(163)	(130)
Trade accounts receivables net	$226,822	$169,283

Other receivables	25,683	18,493
Prepaid charges	277	1,071
Unbilled revenue	1,423	9,035
Trade and other receivables	$254,205	$197,882

Current trade and other receivables	242,762	188,361
Non-current trade and other receivables	11,443	9,521
	$254,205	$197,882

The age of financial assets that are past due but not impaired were as follows:

	As at March 31
	2017	2016
	(in thousands)
Not more than three months	23,593	38,593
More than three months but not more than six months	16,729	41,448
More than six months but not more than one year	43,920	27,594
More than one year	58,516	2,882
	$142,758	$110,517

The Company factored accounts receivable amounting to Nil as of March 31, 2017 and $39,027 as of March 31, 2016.

The movements in the trade accounts receivables reserve are as follows:

	Year ended March 31
	2017	2016	2015
	(in thousands)
As at April 1	$130	$250	$469
Provisions	2,430	1,315	3,963
Amounts written off	(2,397)	(1,435)	(4,182)
As at March 31	$163	$130	$250

The carrying amount of trade accounts receivables and other receivables are considered a reasonable approximation of fair value. Trade and other accounts receivables with a net carrying amount of $60,128 (2016: $42,672) have been pledged against secured borrowings (Refer Note 23). The Company collected approximately $35,000 relating to above trade receivables subsequent to the reporting date.

20	TRADE AND OTHER PAYABLES

	As at March 31
	2017	2016
	(in thousands)
Trade accounts payable	$12,142	$15,496
Accruals and other payables (includes creditors for content assets of $71,983 (2016: $ 13,461))	93,398	41,379
Value added taxes and other taxes payable	14,542	8,303
	$120,082	$65,178

The carrying amount of trade and other payables are considered a reasonable approximation of fair value.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and balance with banks (including balances in current account and demand deposits). Cash and cash equivalents included in the statements of cash flows comprise the following amounts in the statement of financial position.

	As at March 31
	2017	2016
	(in thousands)
Cash at bank and in hand	$112,267	$182,774
	$112,267	$182,774

22	OPERATING LEASES

The Group has leased various offices under non-cancellable operating lease agreements. The minimum lease rentals to be paid under non-cancellable operating leases are as follows:

	As at March 31
	2017	2016
	(in thousands)
Within one year	$645	$647
Within two to five years	273	729
	$918	$1,376

23	BORROWINGS

An analysis of long-term borrowings is shown in the table below.

	Nominal		As at March 31
	Interest Rate	Maturity	2017	2016
			(in thousands)
Asset backed borrowings
Vehicle loan	10 -12%	2017-21	$325	$260
Term loan	BPLR+1.8% - 2.75%	2017	1,264	6,244
Term loan	BPLR+2.75%	2017-18	466	1,579
Term loan	BPLR+2.85%	2019-20	5,776	7,932
Term loan	BPLR+2.55% – 3.4%	2020-21	11,945	12,945
Term loan	MCLR+3.45%	2021-22	14,603
			$34,379	$28,960
Unsecured borrowings
Retail bond(1)	6.5%	2021-22	$62,672	$71,901
Revolving facility(2)	LIBOR +1.9%-7.5% and Mandatory Cost	2017	85,000	123,750
Other borrowings	10.5%	2021-22	5,853	6,933
			$153,525	$202,584

Nominal value of borrowings			$187,904	$231,544
Cumulative effect of unamortized costs			(1,665)	(2,109)
Installments due within one year			(96,398)	(136,805)
Long-term borrowings — at amortized cost			$89,841	$92,630

Bank prime lending rate and marginal cost lending rate (“BPLR” & “MCLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Analysis of short-term borrowings

	Nominal	As at March 31
	interest rate (%)	2017	2016
		(in thousands)
Asset backed borrowings
Export credit, bill discounting and overdraft	BPLR+1-3.5%	$41,687	$12,028
Export credit and overdraft	LIBOR+3.5%	24,572	26,586
Short term loan(3)	13% - 14.25%	5,396	—
Short term loan	MCLR+4.25%	4,943	—
		$76,598	$38,614
Unsecured borrowings
Commercial paper	10.0% 13.0%	—	1,511
Other short term loan	1.75% - 2.6%	—	32,871
Other short term loan(4)	12% - 14%	7,033	786
Installments due within one year on long-term borrowings		96,398	136,805
Short-term borrowings - at amortized cost		$180,029	$210,587

(1)	Subsequently, in April 2017, Retail bond were fully secured by certain group assets.
(2)	Revolving credit facility maturing in January 2017 was amended and the maturity date was extended up to March 31, 2017. Subsequently, on April 1, 2017 the Group entered into an amended credit agreement where in the revolving credit facility bearing interest rate 7.5% plus LIBOR, is secured by certain group assets and is payable in three instalments by September 30, 2017.
(3)	Secured by pledge of shares held in the Group’s majority owned subsidiary, Eros International Media Limited, India.
(4)	Includes loan of $6,417 from Eros Television Private Limited, a related party. (See Note 35).

Fair value of the long-term borrowings as at March 31, 2017 is $155,923 (2016: $195,924). Fair values of long-term financial liabilities except retail bonds have been determined by calculating their present values at the reporting date, using fixed effective market interest rates available to the Companies within the Group. As at March 31, 2017, the fair value of retail bond amounting to $43,416 has been determined using quoted prices from the London Stock Exchange. Carrying amount of short-term borrowings are considered a reasonable approximation of fair value.

The company has placed time deposits of $7,316 (2016: 2,689) which has been disclosed as restricted deposits.

24	ACCEPTANCES

	As at March 31
	2017	2016
	(in thousands)
Payable under the film financing arrangements	$8,935	$8,688
	$8,935	$8,688

Acceptances comprise of credit availed from financial institutions for payment to film producers for film co-production arrangement entered by the group. The carrying value of acceptances are considered a reasonable approximation of fair value.

25	OTHER LONG – TERM LIABILITIES

	As at March 31
	2017	2016
	(in thousands)
Deferred revenue	$4,654	$—
Employee benefit obligation	695	536
	$5,349	$536

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26	DERIVATIVE FINANCIAL INSTRUMENTS

	As at March 31
	2017	2016
	(in thousands)
Non-Current
Derivative liabilities – Held for trading
Interest rate cap	$(12,553)	$(22,850)

The above interest rate derivative instruments are not designated in a hedging relationship. They are carried at fair value through profit or loss. (Refer Note 9).

27	ISSUED SHARE CAPITAL

	Number of Shares	GBP
		(in thousands)
Authorized
Ordinary shares of 30p each at March 31, 2017 and March 31, 2016	83,333,333	25,000

	Number of Shares		USD
Allotted, called up and fully paid	A Ordinary 30p Shares	B Ordinary 30p Shares	(in thousands)
As at March 31, 2015	31,982,488	25,555,220	$30,622
Issue of shares on July 16, 2015	300,000	—	138
Issue of shares on August 18, 2015	3,500	—	2
Issue of shares in February 2016	57,860	—	26
Issue of shares in March 2016	10,900	—	5
Transfer of B Ordinary to A Ordinary share	594,566	(594,566)	—
As at March 31, 2016	32,949,314	24,960,654	$30,793
Issue of shares on April 1, 2016	1,750	—	1
Issue of shares in July 29, 2016	20,813	—	8
Issue of shares in August, 2016	387,613	—	153
Issue of shares in September, 2016	2,107,010	—	825
Issue of shares in October, 2016	98,500	—	36
Issue of shares in November, 2016	117,963	—	45
Issue of shares in December, 2016	14,580	—	6
Transfer of B Ordinary to A Ordinary share	5,581,272	(5,581,272)	—
Issue of shares of in January, 2017	4,200	—	2
Issue of shares of in February, 2017	17,437	—	5
Issue of shares of in March, 2017	11,750	—	3
As at March 31, 2017	41,312,202	19,379,382	$31,877

In July, August and November 2016, the Company issued 62,439 ‘A’ ordinary shares to certain executive directors and ex-employee out of IPO 2006 Plan. As at March 31, 2017, all the share options have been exercised and issued.

On June 9, 2015, the Board of Directors approved a grant of 580,000 ‘A’ ordinary shares to certain executive directors with a fair market value of $21.34 per share. Subject to continued employment, these awards with Nil exercise price, vest over a period of three years. In August 2016, 360,000 shares of 580,000 share awards were issued of which 180,000 shares were issued with restriction. Further, in October 2016, 60,000 shares out of the remaining 220,000 share awards were issued.

The Board of Directors approved grant of 13,500 share awards to certain consultants in August and September 2016. These awards with Nil exercise price and fair market value of $15.91-$17.01 vested on grant date were issued immediately on such dates.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On September 8, 2016, the Board of Directors approved a grant of 100,000 ‘A’ ordinary share awards to a certain employee with Nil exercise price and a fair market value of $16.2. These awards vested on grant date and were issued on September 23, 2016.

In September 2016, the Company issued 2,000,310 ‘A’ ordinary shares to two of its existing institutional shareholders for an aggregate consideration of $30 million.

On July 4, 2016, the Company entered into an employment exit agreement with an employee pursuant to which the management approved a grant of 1,000 ‘A’ ordinary share awards with Nil exercise price and a fair market value of $15.71 per share. These shares awards were issued on October 6, 2016.

On October 12, 2016 and January 23, 2017, permitted Class B shares holders converted 3,247,939 and 2,333,333 Class B shares respectively, into Class A shares. This was effected through the cancellation of 5,581,272 Class B shares and subsequent issuance of the equivalent amount of Class A shares.

On September 15, 2016, the Company entered into an employment exit agreement with an employee pursuant to which the management approved a grant of 10,000 ‘A’ ordinary share awards with Nil exercise price and a fair market value of $15.99 per share. These shares awards were issued on October 18, 2016.

On June 5, 2014, the Board of Directors had approved a grant of 525,000 ‘A’ ordinary share awards with a fair market value of $14.95 per share, to certain executive directors and members of senior management. These awards vest subject to certain share price conditions being met on or before May 31, 2015 and the employee remaining in service until May 31, 2015. On fulfilment of share price condition, 487,500 restricted shares were issued on December 1, 2014. All these awards have since vested and shares issued. In case of except 30,000 share awards for which shares were issued on November 2, 2016.

On September 4, 2015, the Company entered into an employment exit agreement with an employee pursuant to which the Board approved a grant of 20,000 ‘A’ ordinary share awards with Nil exercise price and a fair market value of $33.66 per share. These shares were issued on November 2, 2016.

On September 24, 2014, the Board approved a grant of 116,730 ‘A’ ordinary share awards to certain employees. These awards, granted to the employees on October 21, 2014 with Nil exercise price, subject to continued employment, vest annually in three equal tranches from the date of grant. Fair value of each award was $17.07. In April 2016, 1,750 shares were issued with further issuances of 35,050 in October 2016, November 2016, and January 2017.

On June 28, 2016, the Board of Directors approved a grant of 197,820 ‘A’ ordinary share awards to certain employees with a fair value of $ 14.68 per share. Subject to continued employment, these awards with Nil exercise price vest over a period of two and half years with first tranche vesting on November 11, 2016. In November and December 2016, 56,780 shares were issued with further issuance of 13,350 shares in March 2017.

On February 13, 2017, the Company entered into an employment exit agreement with an employee pursuant to which the management approved a grant of 17,437 ‘A’ ordinary share awards with Nil exercise price and a fair market value of $11.5 per share. These shares were issued on February 24, 2017.

As at March 31, 2017, none of the awards were forfeited.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28	SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Year ended March 31
	2017	2016	2015
	(in thousands)
IPO India Plan	$2,140	$1,736	$869
JSOP Plan	3,622	2,696	1,603
Option award scheme 2012	699	1,610	1,824
2014 Share Plan	1,427	2,361	264
2015 Share Plan	328	932	60
Other share option awards	4,405	894	554
Management scheme (staff share grant)	10,850	20,763	16,741
	$23,471	$30,992	$21,915

Joint Stock Ownership Plan (JSOP)

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

The movement in the shares held by the JSOP Trust is given below:

	Year ended March 31
	2017	2016	2015
Shares held at the beginning of the year	1,239,497	1,723,657	2,000,164
Shares granted	—	380,000	242,033
Shares exercised	(92,530)	(573,260)	(80,704)
Shares forfeiture/lapsed	—	(290,900)	(437,836)
Shares held at the end of the year	1,146,967	1,239,497	1,723,657
Unallocated shares held by trust	106,701	106,701	195,803
	1,253,668	1,346,198	1,919,460

Employee Stock Option Plans

A summary of the general terms of the grants under stock option plans and stock awards are as follows:

Range of exercise prices
IPO India Plan	INR10 – 175
IPO Plan – June 2006	GBP 5.28
JSOP Plan	$11.00 – 24.00
Option award scheme 2012	$11.00
2014 Share Plan	$14.97– 18.50
2015 Share Plan	$7.40 – 33.12
Other share option plans	$18– $18.88

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Employees covered under the stock option plans are granted an option to purchase shares of the Company at the respective exercise prices, subject to fulfilment of vesting conditions (generally service conditions). These options generally vest in tranches over a period of one to five years from the date of grant. Upon vesting, the employees can acquire one share for every option. The maximum contractual term for these stock option plans ranges between two to ten years.

The activity in these employee stock option plans is summarized below:

		Year ended March 31
		2017			2016			2015
	Name of Plan	Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	IPO India Plan	2,196,215	INR	35.17	1,437,400	INR	52	1,397,682	INR	120
Granted		269,381		10	966,009		10	691,961		10
Exercised		(269,553)		10	(180,920)		39	(534,084)		153
Forfeited and lapsed		(87,980)		10	(26,274)		10	(118,159)		147
Outstanding at the end of the year		2,108,063		34.96	2,196,215		35.17	1,437,400		52
Exercisable at the end of the year		911,854	INR	63.75	632,566	INR	78.00	413,337	INR	82

Outstanding at the beginning of the year	IPO Plan June 2006	62,438	GBP	5.28	62,438	GBP	5.28	62,438	GBP	5.28
Granted		—		—	—		—	—		—
Exercised		(62,438)		5.28	—-		—	—		—
Forfeited and lapsed		—-			—-		—	—		—
Outstanding at the end of the year		—	GBP	—	62,438	GBP	5.28	62,438	GBP	5.28
Exercisable at the end of the year		—	GBP	—	62,438	GBP	5.28	62,438	GBP	5.28

Outstanding at the beginning of the year	JSOP Plan	1,239,486		$14.98	1,723,657		$11.60	2,000,164		$11.00
Granted		—		—	380,000		24.00	242,035		15.34
Exercised		(92,530)		11	(573,262)		11.00	(80,704)		11.00
Forfeited and lapsed		—		—	(290,900)		11.00	(437,838)		11.00
Outstanding at the end of the year		1,146,956		$14.98	1,239,495		$14.98	1,723,657		$11.60
Exercisable at the end of the year		728,736		$11	617,450		$11.00	196,642		$11.00

Outstanding at the beginning of the year	Option award scheme 2012	674,045		11	674,045		11.00	—		—
Granted		—		$—	—		$—	807,648		$11.00
Exercised		—		—	—		—	(133,603)		11.00
Forfeited and lapsed		—		—	—		—	—		—
Outstanding at the end of the year		674,045		$11	674,045		$11.00	674,045		$11.00
Exercisable at the end of the year		449,363		11	224,682		11.00	—		—

Outstanding at the beginning of the year	2014 Share Plan	773,749		17.86	230,000		16.27	—		—
Granted		—		$—	600,000		$18.40	230,000		$16.27
Exercised		—		—	—		—	—		—
Forfeited and lapsed		(50,000)		14.97	(56,251)		17.13	—		—
Outstanding at the end of the year		723,749		$18.06	773,749		$17.86	230,000		$16.27
Exercisable at the end of the year		288,333		17.80	96,664		15.99	—		—

Outstanding at the beginning of the year	2015 Share Plan	282,500		16.68	200,000		17.46	—		—
Granted		—			$105,000		$15.35	200,000		$17.46
Exercised		(8,750)		8.84	—		—	—		—
Forfeited and lapsed		(61,667)		18.68	(22,500)		19.17	—		—
Outstanding at the end of the year		212,083		$16.23	282,500		$16.68	200,000		$17.46
Exercisable at the end of the year		127,604		17.46	72,708		16.90	—		—

Outstanding at the beginning of the year	Other share option plans	1,000,000		18.88	500,000		18.88	—		—
Granted		—		—	500,000		18.00	500,000		18.88
Exercised		—		—	—		—	—		—
Forfeited and lapsed		(500,000)		18	—		—	—		—
Outstanding at the end of the year		500,000		$18.88	1,000,000		$18.44	500,000		$18.88
Exercisable at the end of the year		200,000		18.88	100,000		18.88	—		—

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information about outstanding stock options:

	Year ended March 31
	2017			2016			2015
Name of Plan	Weighted average remaining life (Years)	Weighted average exercise price		Weighted average remaining life (Years)	Weighted average exercise price		Weighted average remaining life (Years)	Weighted average exercise price
IPO India Plan	4.10	INR*	35.0	4.10	INR	35.0	2.90	INR	52
IPO Plan June 2006	—	GBP**	—	0.25	GBP	5.28	1.00	GBP	5.28
JSOP Plan	4.93		$16.19	5.93		$14.98	7.30		$11.60
Option award scheme 2012	4.83		$11.00	5.83		$11.00	5.50		$11.00
2014 Share Plan	7.11		$18.06	6.88		$17.86	6.47		$16.27
2015 Share Plan	6.08		$16.23	5.91		$16.68	6.49		$17.46
Other share option plans	4.75		$18.88	5.75		$18.44	6.00		$18.88

*INR – Indian Rupees

**GBP – Great Britain Pound

The following table summarizes information about inputs to the fair valuation model for options granted during the year:

	IPO India Plan	JSOP(4)	2014 Share plan	2015 Share plan
Expected volatility(1)(2)	35% - 75%	42%	40%	40% - 60%
Option life (Years)	1.91 - 7.00	10.00	4.50 - 5.25	10.00
Dividend yield	0%	0%	0%	0%
Risk free rate	6.51% - 8.50%	0.43% - 2.82%	0.67% - 1.70%	0.24% - 1.46%
Range of fair value of the granted options at the grant date(3)	INR 179 – 380	$15.66	$6.9 – 8.44	$2.7 - 13.10

(1)	The expected volatility in respect of the IPO India Plan is based on Eros International Media Limited’s historic volatility.
(2)	The expected volatility of all other options is based on the historic share price volatility of the Company over time periods comparable to the time from the grant date to the maturity dates of the options.
(3)	The fair value of options under the JSOP Plan was measured using a Monte-Carlo simulation models. Fair value of options granted under all other schemes is measured using a Black Scholes model.
(4)	Options under the JSOP Plan are subject to service and performance conditions as set out in the JSOP deed

Management Scheme (staff share grant)

In June 2015, 300,000 ‘A’ ordinary shares awards were granted to the Group CFO with a fair market value of $21.34 per share. Subject to continued employment, these awards with nominal value exercise price vests annually in three tranches beginning June 9, 2016. As at March 31, 2017, these shares are yet to be issued.

On June 9, 2015, the Board of Directors approved a grant of 580,000 ‘A’ ordinary shares to certain executive directors with a fair market value of $21.34 per share. Subject to continued employment, these awards with Nil exercise price, vest over a period of three years. In August 2016, 360,000 shares of 580,000 share awards were issued of which 180,000 shares were issued with restriction. Further, in October 2016, 60,000 shares out of the remaining 220,000 share awards were issued.

In June 2016, the Board of Directors approved 620,000 ‘A’ ordinary share awards to certain executive directors with a fair value of $14.68 per share. Subject to continued employment these awards with Nil exercise price, vest over a period of three years.

On September 18, 2013, 1,676,645 ‘A’ ordinary shares were issued to CEO and Managing Director at $4.02 per share based on the closing market price on such date. In September, 2016 all restrictions were lifted.

On February 17, 2017, the Board of Directors approved, 50,000 ‘A’ ordinary share awards to an employee with a fair market value of $12.5 per share. Subject to continued employment, these awards with Nil exercise price, vest over a period of three years.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

500,000 'A' ordinary share options were granted to a non-executive director with a fair market value of $8.44 per option. Subject to continued employment, these options with $18.00 exercise price, vest annually in five equal tranches beginning June 9, 2016 which lapsed on non-reappointment of the non-executive director on December 1, 2016.

None of the above grants have been forfeited during the period. The charge for these grants have been accrued under ‘Management scheme’ (Staff share grant).

Subsequently, in May 2017, the Company entered into an employment exit agreement with an employee pursuant to which the Board approved a grant of 90,000 A ordinary share awards with Nil exercise price and a fair market value of $10 per share. These shares were issued on July 28, 2017.

29	JOINT STOCK OWNERSHIP PLAN RESERVE (JSOP Reserve)

(in thousands)
Balance at April 1, 2015	$(24,474)
Issue out of treasury shares	7,307
Balance at April 1, 2016	$(17,167)
Issue out of treasury shares	1,182
Balance at March 31, 2017	$(15,985)

The JSOP Reserve represents the cost of shares issued by Eros International Plc and held by the JSOP Trust to satisfy the requirements of the JSOP Plan (Refer Note 28).  On June 5, 2014, the Board approved discretionary vesting of 20% of the applicable JSOP shares. In the current year 92,530 (2016: 573,262) ‘A’ ordinary shares held by the JSOP Trust were issued to eligible employees.

The number of shares held by the JSOP Trust at March 31, 2017 was 1,253,657 ‘A’ Ordinary shares (2016: 1,346,198 ‘A’ Ordinary shares).

30	OTHER COMPONENTS OF EQUITY

	As at March 31 (in thousands)
	2017	2016	2015
Movement in Hedging reserve:
Opening balance	$(1,179)	$(1,983)	$(2,787)
Reclassified to consolidated statements of income	804	804	804
Closing balance	$(375)	$(1,179)	$(1,983)

Movement in revaluation reserve:
Opening balance	$1,856	$1,528	$1,528
Gain recognized on revaluation of property, plant and equipment	—	328	—
Impact of translation difference	(27)	—	—
Closing balance	$1,829	$1,856	$1,528

Movement in available for sale fair value reserve:
Opening balance	$6,622	$6,622	$5,802
Impairment loss on available-for-sale financial assets	(384)	—	820
Closing balance	$6,238	$6,622	$6,622

Movement in Foreign currency translation reserves
Opening balance	$(60,609)	$(50,048)	$(43,858)
Other comprehensive loss due to translation of foreign operations	4,799	(10,561)	(6,190)
Closing balance	$(55,810)	$(60,609)	$(50,048)

Total other components of equity	$(48,118)	$(53,310)	$(43,881)

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31	SIGNIFICANT NON-CASH EXPENSES

Significant non-cash expenses, except loss on sale of assets, share based compensation, depreciation and amortization were as follows:

	As at March 31
	2017	2016	2015
	(in thousands)
Net loss/(gain) on held for trading financial liabilities	$(10,297)	$3,566	$7,801
Impairment loss on available-for-sale financial assets	—	—	1,307
Provisions for trade and other receivables	2,430	1,315	3,963
Balances written back	(798)	—	—
Impairment loss on content advances and loans and advances	1,887	2,545	3,431
Unrealized foreign exchange (gain)/loss	(3,838)	(2,864)	503
	$(10,616)	$4,562	$17,005

32	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

Management of Capital Risk and Financial Risk

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance. The capital structure of the Group consists of debt, which includes the cash and cash equivalents, borrowings and equity attributable to equity holders of Eros, comprising issued capital, reserves and retained earnings as disclosed in Notes 21, 23 and 27 and the consolidated statement of changes in equity.

The gearing ratio at the end of the reporting period was as follows:

	As at March 31
	2017	2016
	(in thousands)
Debt (net of debt issuance cost of $1,665 (2016: $2,109))	$269,870	$303,217
Cash and cash equivalents	112,267	182,774
Net debt	157,603	120,443
Equity	883,548	809,094
Net debt to equity ratio	17.8%	14.9%

Debt is defined as long and short-term borrowings (excluding derivatives). Equity includes all capital and reserves of the Group that are managed as capital.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Categories of financial instruments

	2017	2016
	(in thousands)
Financial assets
Available-for-sale investments	$29,613	$30,147
Other financial assets (1)	362,286	377,312
	$391,899	$407,459
Financial liabilities at amortized cost
Trade payables and acceptances excluding value added tax and other tax payables	$114,475	$65,563
Borrowings	269,870	303,217
Financial Liabilities at fair value through profit or loss
Derivatives at fair value through profit or loss - held for trading	12,553	22,850
	$396,898	$391,630

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

Credit Risk

The Group’s credit risk is principally attributable to its trade receivables, advances, financial guarantees and cash balances. As a number of the Group’s trading activities require third parties to report revenues due to the Group this risk is not limited to the initial agreed sale or advance amounts. The amounts shown within the statements of financial position in respect of trade receivables and advances are net of allowances for doubtful debts based upon objective evidence that the Group will not be able to collect all amounts due.

Trading credit risk is managed on a country by country basis by the use of credit checks on new clients and individual credit limits, where appropriate, together with regular updates on any changes in the trading partner’s situation. In a number of cases trading partners will be required to make advance payments or minimum guarantee payments before delivery of any goods. The Group reviews reports received from third parties and in certain cases as a matter of course reserve the right within the contracts it enters into to request an independent third - party audit of the revenue reporting. Further, in many of the catalogue sales, the trading partners have extended payment terms of up to a year and often fall behind contractual payment terms. With respect to catalogue customers with a long trading history with the Group and who have contracted and paid significant amounts in the past without any prior history of bad debt, the Group closely monitors the same and secures post-dated bank instruments where possible and revised payment plans to assure collections. In case of new customer onboarding, the Group follows certain standard Know Your Client (KYC) procedures to ascertain financial stability of the counterparty and follows internal policies to not make ongoing sales to such new customers who are not reasonably current with their payments.

The credit risk on cash balances and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group from time to time will have significant concentration of credit risk in relation to individual theatrical releases, television syndication deals or music licenses. This risk is mitigated by contractual terms which seek to stagger receipts and/or the release or airing of content. As at March 31, 2017, 25.1% (2016: 54.2%) of trade account receivables were represented by the top five debtors. The maximum exposure to credit risk is that shown within the statements of financial position. The maximum credit exposure on financial guarantees given by the Group for various financial facilities is described in Note 33.

As at March 31, 2017, the Group did not hold any material collateral or other credit enhancements to cover its credit risks associated with its financial assets.

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

As at the reporting date there were no outstanding forward foreign exchange contracts. The Group adopts a policy of borrowing where appropriate in the local currency as a hedge against translation risk. The table below shows the Group’s net foreign currency monetary assets and liabilities position in the main foreign currencies, translated to USD equivalents, as at the year-end:

		Net Balance
	USD	GBP	Other
		(in thousands)
As at March 31, 2017	4,025	(39,460)	(2,320)
As at March 31, 2016	(12,578)	(22,842)	300

The above exposure to foreign currency arises where a consolidated entity holds monetary assets and liabilities denominated in a currency different to the functional currency of that entity.

A uniform decrease of 10% in exchange rates against all foreign currencies in position as of March 31, 2017 would have decreased in the Company’s net income before tax by approximately $3,775 (2016: gain of $3,947 and 2015: gain of $731). An equal and opposite impact would be experienced in the event of an increase by a similar percentage.

Our sensitivity to foreign currency has increased during the year ended March 31, 2017 as a result of an increase in liabilities compared to assets denominated in foreign currency over the comparative period. In Management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk because the exposure at the end of the reporting period does not reflect the exposure during the year.

Liquidity Risk

The Group manages liquidity risk by maintaining adequate reserves and agreed committed banking facilities. Management of working capital takes account of film release dates and payment terms agreed with customers.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
As at March 31, 2017
Borrowing principal payments(1)	$271,535	$180,722	$18,079	$71,881	$853
Borrowing interest payments	40,987	22,019	12,046	6,922	—
Derivative financial instruments	12,553	—	—	12,533	—
Acceptances	8,935	8,935	—	—	—
Trade and other payables	120,082	120,082	—	—	—

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
As at March 31, 2016
Borrowing principal payments(1)	$305,326	$211,375	$12,412	$7,705	$73,834
Borrowing interest payments	37,358	12,802	12,122	9,937	2,497
Derivative financial instruments	22,850	—	—	—	22,850
Acceptances	8,688	8,688	—	—	—
Trade and other payables	65,178	65,178	—	—	—

(1)   Excludes cumulative effect of unamortized costs.

At March 31, 2017, the Group had facilities available of $282,685 (2016: $318,391) and had net undrawn amounts of $2,215 (2016: $4,377) available.

In addition, the Group has issued financial guarantees amounting to $2,192 (2016: $2,373) in the ordinary course of business, having maturity dates up to the next 12 months. The Group did not earn any fees to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Currency, Maturity and Nature of Interest Rate of the Nominal Value of Borrowings

	As at March 31
	2017	%	2016	%
	(in thousands, except percentages)
Currency
U.S. Dollar	$115,424	42.5%	$163,740	53.6%
Great British Pounds Sterling	62,672	23.1%	94,826	31.1%
Indian Rupees	93,439	34.4%	46,760	15.3%
Total	$271,535	100.0%	$305,326	100%

Maturity
Due before one year	$180,722	66.6%	$211,375	69.2%
Due between one and three years	18,079	6.7%	12,412	4.1%
Due between four and five years	71,881	26.5%	7,705	2.5%
Due after five years	853	0.2%	73,834	24.2%
	$271,535	100.0%	$305,326	100%
Nature of rates
Fixed interest rate	$131,279	48.3%	$164,262	53.8%
Floating rate	140,256	51.7%	141,064	46.2%
Total	$271,535	100.0%	$305,326	100%

In the fiscal year, the interest exposure was managed through an interest cap on $100 million entered into in 2012. Two written floor contracts each with $100 million notional value were also entered into in 2012.

The effect of these instruments in combination is that the maximum cash outflow is 6% although the written floors mean that should market rates fall below the floor rate, then the interest charged would be twice the floor rate, although never exceeding 6%. $100 million of the debt facility is classified as floating interest rate borrowings as at March 31, 2017 and 2016.

The sensitivity analysis assumes a parallel shift of 100 basis points interest rate across all yield curves. This calculation also assumes that the change occurs at the statement of financial position date and has been calculated based on risk exposures outstanding as at that date. The period end balances are not necessarily representative of the average debt outstanding during the period.

At 1% increase in underlying bank rates would lead to decrease in the Company’s net income before tax by $ 2,461 for the year ended March 31, 2017 (2016: $2,721) on net income. An equal and opposite impact would be felt if rates fell by 1%.

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below presents assets and liabilities measured at fair value on a recurring basis, which are all category level 2:

		As at March 31, 2017
		(in thousands)
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	179	(179)	—
Total	179	(179)	—

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	(12,732)	179	(12,553)
Total	(12,732)	179	(12,553)

		As at March 31, 2016
		(in thousands)
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	200	(200)	—
Total	200	(200)	—

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	(23,050)	200	(22,850)
Total	(23,050)	200	(22,850)

Financial assets and liabilities subject to offsetting enforceable master netting arrangements or similar agreements as at March 31, 2017 are as follows:

	As at March 31,2017
	(in thousands)
	Average contract rate	Notional principal amount	Fair value of derivative instrument 2017	Fair value of derivative instrument 2016
2012 Interest Rate Cap	6%	100,000	(179)	(200)
2012 Interest Rate Floor	0.5% - 3%	100,000	6,366	11,525
2012 Interest Rate Floor	0.5% - 3%	100,000	6,366	11,525
Total			$12,553	$22,850

None of the above derivative instruments is designated in a hedging relationship. A gain of $10,297 (loss in 2016: $3,566) in respect of the above derivative instruments has been recognized in the consolidated statements of income within other losses. Fair value of interest rate derivative involving interest rate options is estimated as the present value of the estimated future cash flows based on observable yield curves using an option pricing model.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Level 3 fair value measurements of financial assets

Available for sale of financial assets
(in thousands)
As at March 31, 2015	$29,917
Additions	230
As at March 31, 2016	$30,147
Total gain or (losses):
- in profit or loss	—
- in other comprehensive income	(384)
Additions	80
Disposals*	(230)
As at March 31, 2017	$29,613

*On June 3, 2016, the Company sold its investment in The Cultural Trip (“TCT”) for $288 recording a gain of $58. The Company had made investment in TCT in July 2015 at transaction price of $230.

Management uses valuation techniques in measuring the fair value of financial instruments, where active market quotes are not available. In applying the valuation techniques, management makes maximum use of market inputs, and uses estimates and assumptions that are, as far as possible, consistent with observable data that market participants would use in pricing the instrument. Where applicable data is not observable, management uses its best estimate about the assumptions that market participants would make. These estimates may vary from the actual prices that would be achieved in an arm’s length transaction at the reporting date.

There were no transfers between any Levels in any of the years.

33	CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Eros’ material contractual obligations are comprised of contracts related to content commitments.

Total
(in thousands)
As at March 31, 2017	$250,997
As at March 31, 2016	$218,541

The Group has provided certain stand-by letters of credit amounting to $80,570 (2016: $96,033) which are in the nature of performance guarantees issued while entering into film co-production contracts and are valid until funding obligations under these contracts are met. These guarantees, issued in connection with the aforementioned content commitments, and included in the table above have varying maturity dates and are expected to fall due within a period of one to three years.

In addition, the Group has issued financial guarantees amounting to $2,192 (2016: $2,373) in the ordinary course of business, and included in the table above, having varying maturity dates up to the next 12 months. The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

Operating lease commitments are disclosed in Note 22.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34	CONTINGENT LIABILITIES

1.	In Fiscal 2015, Eros received two notices from the Commissioner of Service Tax (India) to show cause why an amount aggregating to $30,000 on for the period April 1, 2009 to March 31, 2014 should not be levied on and paid on account of service tax arising on temporary transfer of copyright services and certain other related matters. Eros has filed its objections against the notice with the authorities. Subsequently in June 2015, Eros received assessment orders from the Commissioner of Service Tax (India) levying tax as stated above and ordering Eros to pay an additional amount of $30,000 as interest and penalties in connection with the aforesaid matters. On September 3, 2015, the Company filed an appeal against the said order before the authorities. In April 2016, Eros, received a show cause notice from the Commissioner of Service Tax on similar grounds amount aggregating to $1,000 for the period 1 April 2014 to 31 March 2015. Considering the facts and nature of levies and the ad-interim protection for service tax levy for a certain period granted by the Honorable High Court of Mumbai, the Group expects that the final outcome of this matter will be favorable. There is no further update on this matter as preliminary hearing is yet to begin. Accordingly, based on the assessment made after taking appropriate legal advice, no additional liability has been recorded in Group’s consolidated financial statements.

2.	In Fiscal 2015, Eros received several assessment orders and demand notices from value added tax and sales tax authorities in India for the payment of amounts aggregating to $3,000 (including interest and penalties) for certain fiscal years between April 1, 2005 and March 31, 2011. Eros has appealed against each of these orders, and such appeals are pending before relevant tax authorities. Though there uncertainties are inherent in the final outcome of these matters, the Company believes, based on assessment made after taking legal advice, that the final outcome of the matters will be favorable. Accordingly, no additional liability has been recorded in Group’s consolidated financial statements.

3.	Beginning on November 13, 2015, Eros International Plc was named a defendant in five substantially similar putative class action lawsuits filed in federal court in New Jersey and New York by purported shareholders of the Company. The three actions in New Jersey were consolidated, and, on May 17, 2016, were transferred to the United States District Court for the Southern District of New York where they were then consolidated with the other two actions on May 27, 2016. In general, the plaintiffs allege that the Company, and in some cases also Company’s management, violated federal securities laws by overstating Company’s financial and business results, enriching the Company’s controlling owners at the expense of other stockholders, and engaging in improper accounting practices. On April 5, 2016, a lead plaintiff and lead counsel were appointed in the now consolidated New York action. A single consolidated complaint was filed on July 14, 2016 and amended on October 10, 2016. The Plaintiffs have alleged that the Company and certain individual defendants — Kishore Lulla, Jyoti Deshpande, Andrew Heffernan, and Prem Parameswaran — have violated the federal securities laws, specifically Sections 10(b) and 20(a) of the Exchange Act. The amended consolidated complaint has narrowed in scope significantly and does not assert certain claims that had been asserted in prior complaints, including (i) claims arising under Sections 11 and 15 of the Securities Act, (ii) accounting and GAAP allegations, and (iii) claims against certain individual defendants, who are not now named defendants. The remaining claims are primarily focused on whether the Company and individual defendants made material misrepresentations concerning the Company’s film library and materially misstated the usage and functionality of Eros Now. The Company’s most recent motion to dismiss the amended consolidated complaint was filed on November 11, 2016 and its reply brief was filed on January 6, 2017. The Court has not scheduled oral argument or indicated when it will rule on this motion. Given the uncertainty inherent in these matters, based on assessment made after taking appropriate legal advice, the Company does not believe that the ultimate outcome of this matter will be unfavorable. Accordingly, no liability has been recorded in Group’s consolidated financial statements.

4.	During Fiscal 2017, a claim has been filed against Eros International Plc in the Commercial Court, Queen’s Bench Division of the High Court in London. The plaintiff (former employee) alleged that he is not to be treated as a “Leaver” for the purpose of share options awarded to him under the two Joint Ownership Deeds (“the JSOP Agreement”) entered into with the Company on April 20, 2012 at the time he served his vesting notices and that he was entitled to exercise his share options under the JSOP Agreement in accordance with the Vesting Notices. The estimated amount of claim is $ 2,500. The Company is contesting the claim on the grounds that the employee has not met the JSOP Agreement terms and therefore not eligible for awards. Given the uncertainty inherent in the matter, based on assessment made after making appropriate legal advice, the Company does not believe that the ultimate outcome of this matter will be unfavorable. Accordingly, no liability has been recorded in Group’s consolidated financial statements.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	From time to time, Eros is involved in legal proceedings arising in the ordinary course of its business, typically intellectual property litigation and infringement claims related to the company’s feature films and other commercial activities, which could cause it to incur expenses or prevent it from releasing a film. While the resolution of these matters cannot be predicted with certainty, the Group does not believe, based on current knowledge or information available, that any existing legal proceedings or claims are likely to have a material and adverse effect on its financial position, results of operations or cash flows.

There were no other material ongoing litigations at March 31, 2017 and March 31, 2016.

35	RELATED PARTY TRANSACTIONS

		As at March 31,2017		As at March 31,2016
	Details of	(in thousands)
	Transaction	Liability	Asset	Liability	Asset
Red Bridge Ltd.	President fees	$210	$0	$201	$0
550 County Avenue	Rent/Deposit	420	135	355	135
Line Cross Limited	Rent/Deposit	356	258	882	258
NextGen Films Pvt Ltd.	Purchase/Sale	—	34,843	—	17,338
Everest Entertainment Pvt. Ltd	Purchase/Sale	17	115	—	111
Lulla Family	Rent/Deposit	123	1,003	187	1,022
Lulla Family	Salary	1,210	—	25	—
Eros Television India Pvt Ltd	Borrowing	6,417	—	—	—

The Lulla family refers to Mr. Arjan Lulla, Mr. Kishore Lulla, Mr. Sunil Lulla, Mrs. Manjula Lulla, Mrs. Krishika Lulla, Mrs. Rishika Lulla Singh, and Ms. Riddhima Lulla.

Pursuant to a lease agreement that expired on March 31, 2017, the lease requires Eros International Media Limited to pay $5 each month under this lease. Eros International Media Limited leases apartments for studio use at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Manjula K. Lulla, the wife of Kishore Lulla. The lease was renewed on April 1, 2017 for a further period of one year on the same terms.

Pursuant to a lease agreement that expired on September 30, 2015, the lease requires Eros International Media Limited to pay $5 each month under this lease. Eros International Media Limited leases for use as executive accommodations the property Aumkar Bungalow, Gandhi Gram Road, Juhu, Mumbai, from Sunil Lulla. The lease was renewed on October 1, 2015 for a further period of three years on the same terms.

Pursuant to a lease agreement that expires on January 4, 2020, Eros International Media Limited leases office premise for studio use at Supreme Chambers, 5th Floor, Andheri (W), Mumbai from Kishore and Sunil Lulla. Beginning January 2015, the lease requires Eros International Media Limited to pay $60 each month under this lease.

Pursuant to a lease agreement that expires on April 1, 2020, the real estate property at 550 County Avenue, Secaucus, New Jersey, from 550 County Avenue Property Corp, a Delaware corporation owned by Beech Investments and of which our President of Americas Operations Ken Naz serves as a Director. The lease commenced on April 1, 2015, and required the Group to pay $11 each month. The lease was renewed on April 1, 2015 for a further period of five years on the same terms. This is a non-cancellable lease

Pursuant to a lease agreement that expires in March 2018, including renewal periods, the Group leases for U.K. corporate offices, the real property at 13 Manchester Square, London from Linecross Limited, a U.K. company owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary. The lease commenced on November 19, 2009 and requires the Group to pay $130 each quarter.

Pursuant to an agreement the Group entered into with Redbridge Group Ltd. on June 27, 2006, the Group agreed to pay an annual fee set each year of $ 260, $300 and $325 in the respective years ended March 31, 2017, 2016 and 2015, for the services of Arjan Lulla, the father of Kishore Lulla and Sunil Lulla, grandfather of Rishika Lulla Singh, uncle of Vijay Ahuja and Surender Sadhwani and an employee of Redbridge Group Ltd. The agreement makes Arjan Lulla honorary life president and provides for services including attendance at Board meetings, entrepreneurial leadership and assistance in setting the Group’s strategy. Redbridge Group Ltd. is an entity owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group has engaged in transactions with NextGen Films Pvt. Ltd., an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla, each of which involved the purchase and sale of film rights. In the year ended March 31, 2017, NextGen Films Pvt. Ltd. sold film rights $616 (2016: $2,728, 2015: $23,550) to the Group, and purchased film rights, including production services, of Nil (2016: Nil and 2015: $275). The Group advanced $22,881 (2016: $5,400, 2015: $29,438) to NextGen Films Pvt. Ltd. for film co-production and received refund of $5,075 (2016: $6,945, 2015: Nil) on abandonment of certain film projects.

The Group also engaged in transactions with Everest Entertainment Pvt. Ltd. entity owned by the brother of Manjula K. Lulla, wife of Kishore Lulla, which is involved in the purchase and sale of film rights. In March 31, 2017, Everest Entertainment Pvt. Ltd. sold film rights of Nil (2016: Nil, 2015: $408) to the Group.

In fiscal 2017, the Group obtained unsecured short-term borrowings of $6,417 from Eros Television India Pvt. Ltd at 12% per annum.

Mrs. Manjula Lulla, the wife of Kishore Lulla, is an employee of Eros International Plc. and is entitled to a salary of $130 per annum (2016: $154 and 2015: $167). Mrs. Krishika Lulla, the wife of Sunil Lulla, is an employee of Eros India and is entitled to a salary of $133 per annum (2016: $138, 2015: $116). Ms. Riddhima Lulla, the daughter of Kishore Lulla, is an employee of Eros Digital FZ LLC and is entitled to a salary of $51 per annum (2016: $38, 2015: $10).

All of the amounts outstanding are unsecured and will be settled in cash.

As at March 31, 2017, the Group has provided performance guarantee to a bank amounting to $19.50 (2016: $32.50) in connection with funding commitments. under film co-production agreements with NextGen Films Pvt. Ltd and having varying maturity dates up to the next 12 months.  The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused. These amounts are included in content commitments under Note 33 above.

36	MAJOR CONSOLIDATED ENTITIES

	Date	Country of Incorporation	% of voting rights held
Copsale Limited	June 2006	BVI	100.00
Eros Australia Pty Limited	June 2006	Australia	100.00
Eros International Films Pvt. Limited	June 2006	India	100.00
Eros International Limited	June 2006	U.K.	100.00
Eros International Media Limited	June 2006	India	73.30
Eros International USA Inc	June 2006	U.S.	100.00
Eros Music Publishing Limited	June 2006	U.K.	100.00
Eros Network Limited	June 2006	U.K.	100.00
Eros Pacific Limited	June 2006	Fiji	100.00
Eros Worldwide FZ-LLC	June 2006	UAE	100.00
Big Screen Entertainment Pvt. Limited	January 2007	India	64.00
Ayngaran International Limited	October 2007	IOM	51.00
Ayngaran International Media Pvt. Limited	October 2007	India	51.00
Ayngaran International UK Limited	October 2007	U.K.	51.00
EyeQube Studios Pvt. Limited	January 2008	India	99.99
Acacia Investments Holdings Limited	April 2008	IOM	100.00
Ayngaran Anak Media Pvt. Limited	October 2008	India	51.00
Belvedere Holdings Pte. Ltd.	March 2010	Singapore	100.00
Eros International Pte Ltd.	August 2010	Singapore	100.00
Digicine Pte. Limited	March 2012	Singapore	100.00
Colour Yellow Productions Pvt. Limited	May 2014	India	50.00
Eros Digital FZ LLC	September 2015	UAE	100.00
Eros Digital Limited	July 2016	IOM	100.00
Eros Films Limited	November 2016	IOM	100.00
Universal Power Systems Private Limited	August 2015	India	100.00

All of the companies were involved with the distribution of film content and associated media. All the companies are indirectly owned with the exception of Eros Network Limited, Eros Worldwide FZ-LLC and Eros International Pte Ltd.

In fiscal year 2017, Group shareholding of Eros International Media Ltd reduced to 73.33% (2016: 74.40%) subsequent to the exercise of ESOP by the employees.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In fiscal year 2017, the Group has pledged 6.36% of its holding in Eros International Media Limited as security for certain of the Group’s borrowings (See Note 23).

Subsequent to March 2017, the Group shareholding in EIML reduced to 61.77% on sale of its stake in open market.

In addition to the above the Eros International Plc Employee Benefit Trust, a Jersey based Trust has been consolidated as it is a fully controlled Trust.

37	NON-CONTROLLING INTERESTS

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

The table below shows the summarized financial information of Eros International Media Limited whereas at March 31, 2016, non-controlling interests held an economic interest by virtue of shareholding of 26.67% (March 2016: 26.46%). This summarized financial information represents amounts before inter-company eliminations.

	Year ended March 31
	2017			2016
	(in thousands)
	EIML	Copsale	Total	EIML	Copsale	Total
Current assets	$56,644	79,625	136,269	$38,162	82,788	120,950
Non-current assets	345,301	51,514	396,815	324,848	46,898	371,746
Current liabilities	(125,840)	(31,209)	(157,049)	(122,497)	(54,404)	(176,901)
Non-current liabilities	(73,135)	—	(73,135)	(60,491)	—	(60,491)
Equity attributable to owners of the Group	148,837	73,279	222,116	132,390	55,363	187,753
Equity attributable to non-controlling interests	$54,133	26,651	80,784	$47,632	19,919	67,551

Revenue	$172,422	29,083	201,505	$182,167	49,856	232,023
Expenses	(155,457)	(4,435)	(159,892)	(164,905)	(35,083)	(199,988)
Profit for the year	$16,965	24,648	41,613	$17,262	14,773	32,035
Profit attributable to the owners of the Group	$12,441	18,075	30,516	$12,695	10,864	23,559
Profit attributable to non-controlling interests	$4,524	6,573	11,097	$4,567	3,909	8,476

Other comprehensive income attributable to the owners of the Group	$(2,908)	—	(2,908)	$(7,004)	—	(7,004)
Other comprehensive income attributable to non-controlling interests	(1,058)	—	(1,058)	(2,520)	—	(2,520)
Other comprehensive income during the year	$(3,966)	—	(3,966)	$(9,524)	—	(9,524)
Total comprehensive income attributable to the owners of the Group	9,532	18,075	27,607	5,691	10,864	16,555
Total comprehensive income attributable to non-controlling interests	3,467	6,573	10,040	2,047	3,909	5,956
Total comprehensive income during the year	$12,999	24,648	37,647	$7,738	14,773	22,511

Net cash inflow from operating activities	$35,478	(11,302)	24,176	$153,829	11,058	164,887
Net cash outflow from investing activities	(71,211)	(8,203)	(79,414)	(131,263)	(1,767)	(133,030)
Net cash inflow from financing activities	33,365	—	33,365	(24,071)	—	(24,071)
Net cash (outflow)/inflow	$(2,368)	(19,505)	(21,873)	$(1,505)	9,291	7,786

No dividends were paid to non-controlling interests during the year ended March 31, 2017. (2016: Nil).

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

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

The Group makes estimates and assumptions concerning the future. These estimates, by definition, will rarely equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the financial year are highlighted below:

38.1.	Goodwill and trade name

The Group tests annually whether goodwill and trade name have suffered impairment, in accordance with its accounting policy. The recoverable amount of cash-generating units has been determined based on value in use calculations. We use market related information and estimates (generally risk adjusted discounted cash flows) to determine value in use. Cash flow projections take into account past experience and represent management’s best estimate about future developments. Key assumptions on which management has based its determination of fair value less costs to sell and value in use includes estimated growth rates, weighted average cost of capital and tax rates. These estimates, includes the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill and tradename impairment.

38.2.	Basis of consolidation

The Group evaluates arrangements with special purpose vehicles in accordance with of IFRS 10 – Consolidated Financial Statements to establish how transactions with such entities should be accounted for. This requires a judgment over control such that it is exposed, or has rights, to variable returns and can influence the returns attached to the arrangements.

38.3.	Intangible assets

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

38.4.	Allowances for doubtful accounts

The Group extends credit to customers and other parties in the normal course of business and maintains an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of customers to make required payments. The Group bases such estimates on historical experience, existing economic conditions, and any specific customer collection issues the Group has identified. Uncollectible accounts receivable are written off when a settlement is reached for an amount less than the outstanding balance or when the Group determines that the balance will not be collected. The allowance for doubtful accounts as of March 31, 2017 and March 31, 2016, was $1,260 and $1,315 respectively.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38.5.	Valuation of available-for-sale financial assets

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

38.6.	Income taxes and deferred taxation

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

38.7.	Share-based payments

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

38.8. Business combinations

Business combinations are accounted for using the acquisition method under the provisions of IFRS 3 (Revised), “Business Combinations”.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred at the date of acquisition. The cost of the acquisition also includes the fair value of any contingent consideration. Identifiable tangible and intangible assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets.

39	ADOPTION OF NEW AND REVISED STANDARDS

Standards, Interpretations and Amendments to Published Standards that are not yet effective

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

In April 2016, the IASB issued amendments to IFRS 15, clarifying some requirements and providing additional transitional relief for companies. The amendments do not change the underlying principles of IFRS 15 but clarify how those principles should be applied. The amendments clarify how to:

•	identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract;
•	determine whether a company is a principal (the provider of a good or service) or an agent (responsible for arranging for the good or service to be provided); and
•	determine whether the revenue from granting a license should be recognized at a point in time or over time.

IFRS 15 is effective for fiscal years beginning on or after January 1, 2018. Earlier application is permitted. The Group expects to apply this standard retrospectively with the cumulative effect of initially applying this standard recognized at April 1, 2018 (i.e. the date of initial application in accordance with this standard). The Group is currently evaluating the impact that this new standard will have on its consolidated financial statements.

IFRS 9 Financial Instruments: In July 2014, the IASB finalized and issued IFRS 9 – Financial Instruments. IFRS 9 replaces IAS 39 “Financial instruments: recognition and measurement, the previous Standard which dealt with the recognition and measurement of financial instruments in its entirety upon the former’s effective date.

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group is currently evaluating the impact of this new standard on its consolidated financial statements.

IFRS 16 Leases: On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related Interpretations. The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of comprehensive income. The Standard also contains enhanced disclosure requirements for lessees. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Group is yet to evaluate the requirements of IFRS 16 and the impact on the consolidated financial statements.

IFRIC 22, Foreign currency transactions and Advance consideration: On December 8, 2016, the International Accounting Standards Board (IASB) issued IFRS interpretation IFRIC 22, Foreign currency transactions and Advance consideration which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the effect of IFRIC 22 on the consolidated financial statements.

IFRIC 23, Uncertainty over Income Tax Treatments: In June 2017, the International Accounting Standards Board (IASB) issued IFRS interpretation IFRIC 23 — Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition:

•	Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors
•	Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives

The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group does not believe that this amendment will have a material impact on its consolidated financial statements.

Amendments to IAS 7, Statement of cash flows: In January 2016, the International Accounting Standards Board issued the amendments to IAS 7, requiring the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the balance sheet for liabilities arising from financing activities, to meet the disclosure requirement. The effective date for adoption of the amendments to IAS 7 is annual reporting periods beginning on or after January 1, 2017, though early adoption is permitted. The Group does not believe that this amendment will have a material impact on its consolidated financial statements.

Amendments to IFRS 2, Share-based payment: In June 2016, the International Accounting Standards Board issued the amendments to IFRS 2, providing specific guidance for measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. It clarifies that the fair value of cash-settled awards is determined on a basis consistent with that used for equity-settled awards. Market-based performance conditions and non-vesting conditions are reflected in the ‘fair values’, but non-market performance conditions and service vesting conditions are reflected in the estimate of the number of awards expected to vest. Also, the amendment clarifies that if the terms and conditions of a cash-settled share-based payment transaction are modified with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as such from the date of the modification. Further, the amendment requires the award that includes a net settlement feature in respect of withholding taxes to be treated as equity-settled in its entirety. The cash payment to the tax authority is treated as if it was part of an equity settlement. The effective date for adoption of the amendments to IFRS 2 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group does not believe that this amendment will have a material impact on its consolidated financial statements.