Form 20-F
period 2018-03-31
Eros International PLC
filed 2018-07-31
CIK 1532981

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-32945

EROS INTERNATIONAL PLC
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Isle of Man
(Jurisdiction of incorporation or organization)

550 County Avenue Secaucus, New Jersey 07094 Tel: (201) 558 9001
(Address of principal executive offices)

Oliver Webster First Names (Isle of Man) Limited First Names House Victoria Road Douglas, IM2 4DF Isle of Man Tel: (44) 1624 630 630 Email: iom@firstnames.com
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

At March 31, 2018, 55,718,423‘A’ ordinary shares and 9,712,715 ‘B’ ordinary shares, each at par value GBP 0.30 per share, were issued and outstanding.

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

EROS INTERNATIONAL PLC

i

Unless otherwise indicated or required by the context, as used in this annual report, the terms “Eros,” “we,” “us,”, “the Group”, “our” and the “Company” refer to Eros International Plc and all its subsidiaries that are consolidated under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (IASB). Our fiscal year ends on March 31 of each year. When we refer to a fiscal year, such as fiscal year 2018, fiscal 2018 or FY 2018, we are referring to the fiscal year ended on March 31 of that year. The “Founders Group” refers to Beech Investments Limited, Kishore Lulla and Vijay Ahuja. “$” and “dollar” refer to U.S. dollars.

“High budget” films refer to Hindi films with direct production costs in excess of $8.5 million and regional films with direct production costs in excess of $7.0 million, in each case translated at the historical average exchange rate for the applicable fiscal year. “Low budget” films refer to Hindi and regional films with less than $1.0 million in direct production costs, in each case translated at the historical average exchange rate for the applicable fiscal year. “Medium budget” films refer to Hindi, Tamil, Telugu and other regional language films within the remaining range of direct production costs. With respect to low budget films, references to “film releases” refer to theatrical releases or, for films that we did not theatrically release, to our initial DVD, digital or other non- theatrical exhibition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act, and such statements are subject to the safe harbors created thereby. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “approximately,” “anticipate,” “believe,” “estimate,” “continue,” “could,” “expect,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. All of our forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we are expecting, including, without limitation:

•	anonymous letters, to regulators or business associates or anonymous allegations on social media regarding our business practices, accounting practices and/or officers and directors;
•	our ability to successfully defend class action law suits we are party to in the U.S.;
•	our ability to successfully and cost-effectively source film content;
•	our ability to maintain or raise sufficient capital;
•	delays, cost overruns, cancellation or abandonment of the completion or release of our films;
•	our ability to predict the popularity of our films, or changing consumer tastes;
•	our dependence on our relationships with theater operators and other industry participants to exploit our film content;
•	our ability to maintain existing rights, and to acquire new rights, to film content;
•	our dependence on the Indian box office success of our Hindi and high budget Tamil and Telugu films;
•	our ability to achieve the desired growth rate of Eros Now, our digital OTT entertainment service;
•	our ability to recoup the full amount of box office revenues to which we are entitled due to underreporting of box office receipts by theater operators;
•	our ability to mitigate risks relating to distribution and collection in international markets;
•	fluctuation in the value of the Indian Rupee against foreign currencies;
•	our ability to compete in the Indian film industry;
•	our ability to compete with other forms of entertainment;
•	the impact of a new amendment to accounting standards for the recognition of revenue from contracts with customers;
•	our ability to combat piracy and to protect our intellectual property;
•	our ability to achieve or maintain an effective system of internal control over financial reporting;
•	contingent liabilities that may materialize, including our exposure to liabilities on account of unfavorable judgments/decisions in relation to legal proceedings involving us or our subsidiaries and certain of our directors and officers;
•	our ability to successfully respond to technological changes;
•	regulatory changes in the Indian film industry and our ability to respond to them;
•	our ability to satisfy debt obligations, fund working capital and pay dividends;
•	the monetary and fiscal policies of India and other countries around the world, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; and
•	our ability to address the risks associated with acquisition opportunities.

ii

These and other factors are more fully discussed in “Part I — Item 3. Key Information — D. Risk Factors,” “Part I — Item 5. Operating and Financial Review and Prospects” and elsewhere in this annual report. The forward-looking statements contained in this annual report are based on historical performance and management’s current plans, estimates and expectations in light of information currently available to us and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. Should one or more of these risks or uncertainties materialize or should any of our assumptions prove to be incorrect, our actual results may vary in material respects from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement made by us in this annual report speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The table set forth below presents our selected historical consolidated financial data for the periods and at the dates indicated. The selected historical consolidated statements of income data for each of the three years ended March 31, 2018, 2017, and 2016 and the selected statements of financial position data as of March 31, 2018 and 2017 have been derived from and should be read in conjunction with “Part I — Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this Annual Report on Form 20-F. The selected historical consolidated statements of income data for each of the two years ended March 31, 2015 and 2014 and the selected historical statements of financial position data as of March 31, 2016, 2015, and 2014 have been derived from audited consolidated financial statements not included in this Annual Report on Form 20-F.

	Year ended March 31,
	2018	2017	2016	2015	2014
	(in thousands, except (Loss)/Earnings per share)
Selected Statement of Income Data
Revenue	$261,253	$252,994	$274,428	$284,175	$235,470
Cost of sales	(134,708)	(164,240)	(172,764)	(155,777)	(132,933)
Gross profit	126,545	88,754	101,664	128,398	102,537
Administrative costs	(68,029)	(63,309)	(64,019)	(49,546)	(42,680)
Operating profit	58,516	25,445	37,645	78,852	59,857
Net finance costs	(17,813)	(17,156)	(8,010)	(5,861)	(7,517)
Other gains/(losses), net	(41,321)	14,205	(3,636)	(10,483)	(2,353)
(Loss)/Profit before tax	(618)	22,494	25,999	62,508	49,987
Income tax expense	(9,127)	(11,039)	(12,711)	(13,178)	(12,843)
(Loss)/Profit for the year(1)	$(9,745)	$11,455	$13,288	$49,330	$37,144

(Loss)/Earnings per share (cents)
Basic (loss)/earnings per share	(36.3)	6.4	6.6	74.3	65.5
Diluted (loss)/earnings per share	(36.3)	5.1	5.2	72.4	65.2

Weighted average number of ordinary shares
Basic	62,151	59,410	57,732	54,278	45,590
Diluted	63,482	60,943	59,036	54,969	45,607

Other non-GAAP measures
EBITDA (2)	$20,186	$42,548	$36,294	$70,066	$58,871
Adjusted EBITDA (2)	$78,575	$55,664	$70,852	$101,150	$80,284
Gross Adjusted EBITDA (2)	$193,860	$190,980	$199,155	$218,404	$179,904

	Year ended March 31,
	2018	2017	2016	2015	2014
	(in thousands)
Selected Statement of Financial Position Data:
Cash and cash equivalents	$87,762	$112,267	$182,774	$153,664	$145,449
Goodwill	3,800	4,992	5,097	1,878	1,878
Total assets	1,410,319	1,343,365	1,247,878	1,149,533	906,011
Debt:
Current portion	151,963	180,029	210,587	96,397	92,879
Long-term portion	124,983	89,841	92,630	218,273	165,254
Total liabilities	406,902	459,817	438,784	393,478	327,970

Equity attributable to Eros International Plc	865,689	804,457	740,332	697,334	527,691
Equity attributable to non-controlling interests	137,728	79,091	68,762	58,721	50,350
Total equity	$1,003,417	$883,548	$809,094	$756,055	$578,041

_______________

(1)	References to “net income” in this document correspond to “profit/(loss) for the period” or “profit/(loss) for the year” line items in our consolidated financial statement appearing elsewhere in this document.
(2)

We use EBITDA, Adjusted EBITDA and Gross Adjusted EBITDA as supplemental financial measures. EBITDA is defined by us as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs). Adjusted EBITDA is defined as EBITDA adjusted for (gain)/impairment of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivative financial instruments), transactions costs relating to equity transactions, share based payments, Loss / (Gain) on sale of property and equipment, Loss on de-recognition of financial assets measured at amortized cost, net, Credit impairment loss, net, Loss on financial liability (convertible notes) measured at fair value through profit and loss, Loss on deconsolidation of a subsidiary and Impairment of goodwill. Gross Adjusted EBITDA is defined as Adjusted EBITDA adjusted for amortization amortization of intangible films and content rights. EBITDA, Adjusted EBITDA and Gross Adjusted EBITDA as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. EBITDA Adjusted EBITDA and Gross Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. EBITDA, Adjusted EBITDA and Gross Adjusted EBITDA provide no information regarding a Company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position.

The following table sets forth the reconciliation of our net income to EBITDA, Adjusted EBITDA and Gross Adjusted EBITDA:

	Year ended March 31,
	2018	2017	2016	2015	2014
	(in thousands)
(Loss)/Profit for the year	$(9,745)	$11,455	$13,288	$49,330	$37,144
Income tax expense	9,127	11,039	12,711	13,178	12,843
Net finance costs	17,813	17,156	8,010	5,861	7,517
Depreciation	1,265	1,082	1,154	1,089	789
Amortization(a)	1,726	1,816	1,131	608	578
EBITDA (Non-GAAP)	20,186	42,548	36,294	70,066	58,871
(Gain)/Impairment of available-for-sale financial assets	2,436	(58)	—	1,307	—
Transaction costs relating to equity transactions	—	—	—	61	8,169
Net (gain)/loss on derivative financial instruments	586	(10,297)	3,566	7,801	(5,177)
Share based payments(b)	17,918	23,471	30,992	21,915	18,421
Loss/(Gain) on sale of property and equipment	(2)	—	—	—	—
Loss on de-recognition of financial assets measured at amortized cost, net	3,562	—	—	—	—
Credit impairment loss, net	4,308	—	—	—	—
Loss on financial liability (convertible notes) measured at fair value through profit and loss	13,840	—	—	—	—
Loss on deconsolidation of a subsidiary	14,649	—	—	—	—
Impairment of goodwill	1,205	—	—	—	—
Others	(113)	—	—	—	—
Adjusted EBITDA (Non-GAAP)(b)	$78,575	$55,664	$70,852	101,150	$80,284
Amortization of intangible films and content rights	115,285	135,316	128,303	117,254	99,620
Gross Adjusted EBITDA (Non-GAAP)(b)	$193,860	$190,980	$199,155	218,404	$179,904

(a)	Includes only amortization of intangible assets other than capitalized film content.
(b)	Consists of compensation costs, recognized with respect to all outstanding share based compensation plans and all other equity settled instruments.

Our management team believes that EBITDA, Adjusted EBITDA and Gross Adjusted EBITDA are useful to an investor in evaluating our results of operations because these measures:

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

However, there are significant limitations to using EBITDA, Adjusted EBITDA and Gross Adjusted EBITDA as a measure of performance, including the inability to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss, the lack of comparability of results of operations of different companies and the different methods of calculating EBITDA. Adjusted EBITDA and Gross Adjusted EBITDA reported by different companies.

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

	Period End	Average(1)	High	Low
Fiscal Year
2011	44.54	45.46	47.49	43.90
2012	50.89	48.01	53.71	44.00
2013	54.52	54.36	57.13	50.64
2014	60.35	60.35	68.80	53.65
2015	62.58	61.15	63.70	58.46
2016	66.25	65.39	68.84	61.99
2017	64.85	67.01	68.86	64.85
2018	65.11	64.46	65.71	63.38

Months
April 2017	64.27	64.54	65.10	64.08
May 2017	64.50	64.42	64.87	64.03
June 2017	64.62	64.45	64.66	64.23
July 2017	64.18	64.42	64.84	64.11
August 2017	63.93	63.97	64.16	63.64
September 2017	65.30	64.48	65.71	63.78
October 2017	64.75	65.04	65.48	64.70
November 2017	64.46	64.84	65.46	64.29
December 2017	63.83	64.24	64.57	63.83
January 2018	63.58	63.65	64.01	63.38
February 2018	65.20	64.43	65.20	63.93
March 2018	65.11	65.05	65.24	64.83
April 2018	66.50	65.67	66.92	64.92
May 2018	67.40	67.51	68.38	66.52
June 2018	68.46	67.79	68.81	66.87

(1)	Represents the average of the U.S. dollar to Indian Rupee exchange rates on the last day of each month during the period for all fiscal years presented, and the average of the noon buying rate for all days during the period for all months presented.

B. Capitalization and Indebtedness

Not Applicable.

C. Reason for the Offer and the Use of Proceeds

Not Applicable.

D. Risk Factors

This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this annual report. If any of the following risks were to occur, our business affairs, prospects, assets, financial condition, results of operations and cashflows could be materially and adversely affected and the market price of our A ordinary shares could decline.

Risks Related to Our Business

Anonymous letters to regulators or business associates or anonymous allegations on social media regarding our business practices, accounting practices and/or officers and directors could have a resultant material adverse effect on our business, financial condition and results of operations and could negatively impact the market price for our A ordinary shares.

We have been, and in the future may be, the target of anonymous letters sent to regulators or business associates or anonymous allegations posted on social media or circulated in short selling reports regarding our accounting practices, business practices and/or officers and directors. Every time we have received such a letter we have undertaken what we believe to be a reasonably prudent review, including extensive due diligence to investigate the allegations, and where necessary our board of directors has engaged third party professional firms to report directly to the Company’s Audit Committee. Having conducted these investigations, in each instance we found the allegations were without merit. However, the public dissemination of these allegations has adversely affected our reputation, business and the market price of our securities and required us to spend significant management time and incur substantial costs to address them.

If anonymous allegations are made in the future, it could result in a diversion of management resources, time and energy, significant costs, a material decline in the market price for our A ordinary shares, increased share price volatility and increased directors and officers’ liability insurance premiums and could have a material adverse effect upon our business, prospects, financial condition, results of operations and ability to access the capital markets.

We are party to class action lawsuits in the U.S. and an adverse ruling could have a material adverse effect on our business, financial condition and results of operations and could negatively impact the market price of our A ordinary shares.

Beginning on November 13, 2015, the Company was named a defendant in five substantially similar putative class action lawsuits filed in federal court in New Jersey and New York by purported shareholders of the Company. The actions have been consolidated and a single consolidated action is now pending in the United States District Court for the Southern District of New York.

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

On September 25, 2017, the United States District Court for the Southern District of New York entered a Memorandum and Order dismissing a putative securities class action, with prejudice, against Eros and certain officers and directors. On October 23, 2017, lead plaintiffs filed a Notice of Appeal, individually and on behalf of the putative class, to the United States Court of Appeals for the Second Circuit. The appeal does not dispute the District Court’s dismissal, with prejudice, of lead plaintiffs’ allegations relating to the Company’s film library. The only remaining claim pertains to alleged misstatements concerning the usage and functionality of Eros Now. Although the Company remains confident that the Second Circuit will affirm dismissal, there can be no assurances that we will not become subject to unfavorable interim or preliminary rulings that prolong the litigation process or that a favorable outcome will be obtained.

We are unable to predict how long such proceedings will continue and anticipate that we will continue to incur significant costs in connection with these matters to the extent not covered by our insurance policy and that these proceedings, investigations and inquiries will result in a substantial distraction of management’s time, regardless of the outcome. To the extent that this or any future litigation to which we are a party results in an unfavorable judgment or if we decide to settle this or other lawsuits, we may be required to pay substantial monetary damages or fines or make changes to our products or business practices.

If we become subject to class action lawsuits or any other related lawsuits or investigations or proceedings by regulators in the future, it could result in a diversion of management resources, time and energy, significant costs, a material decline in the market price for our A ordinary shares, increased share price volatility and increased directors and officers liability insurance premiums and could have a material adverse effect upon our business, prospects, financial condition, results of operations and ability to access the capital markets.

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

The pool of quality talent in India is limited and, as a result, there is significant competition to secure the services of certain actors, directors, composers and producers, among others. Competition can increase the cost of such talent, and hence the cost of film content. These costs may continue to increase, making it more difficult for us to access content cost-effectively and reducing our ability to sustain our margins and maximize revenues from distribution and monetization. Further, we may be unable to successfully maintain our long-standing relationships with certain industry participants and continue to have access to content and/or creative talent and may be unable to establish similar relationships with new leading creative talent. This is also dependent on relationships with various writers and talent and has execution risks associated with it. If any such relationships are adversely affected, or we are unable to form new relationships, or if any party fails to perform under its agreements or arrangements with us, our business, prospects, financial condition, liquidity and results of operations could be materially adversely affected.

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

Based on our agreements in effect as of March 31, 2018, if we do not otherwise extend or renew our existing rights, we anticipate the rights we currently license in Hindi and regional languages, will expire as summarized in the table below.

Term Expiration Dates

	Hindi Film Rights	Regional Film Rights(1)
	(approximate percentage of films whose licensed rights expire in the period indicated)
Prior to December 31, 2020	22%	20%
2021-2025	39%	16%
2026-2030	25%	6%
2031-2045	2%	1%
Perpetual(2)	12%	57%

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

We derive revenues from theatrical exhibition of our films by collecting a specified percentage of box office receipts from multiplex and single screen theater operators. The Indian film industry continues to lack full exhibitor transparency. There is limited independent monitoring of such data in India or the Middle East, unlike the monitoring services provided by comScore in the United Kingdom and the United States. We therefore rely on theater operators and our sub- distributors to report relevant information to us in an accurate and timely manner.

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

Eros Now was soft launched in 2012 and as of March 31, 2018 we had over 100 million registered users. As of March 31, 2018, we had 7.9 million paying subscribers. We must continue to grow and retain subscribers in India (one of our key markets) where they are currently used to traditional channels for content consumption, as well as grow our subscriber base in markets outside of India. Our ability to attract and retain subscribers will depend in part on our ability to consistently provide our subscribers a high-quality experience with respect to content and features and on the quality of data connectivity (either Wi-Fi, broadband, 3G or 4G mobile data) in India.

To achieve and sustain the desired growth rate from Eros Now, we must accomplish numerous objectives, including substantially increasing the number of paid subscribers to our service and retaining them, without which our revenues from digital stream will be adversely affected. We cannot assure you that we will be able to achieve these objectives due to any of the factors listed below, among other factors:

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

Our subscriber metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business.

We regularly review key metrics related to the operation of our business, including, but not limited to, our subscribers, KPIs and MAUs, to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data as well as other sources. At times data may not have been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates of our subscriber base for the applicable period of measurement, there are inherent challenges in measuring how our Service is used across large populations globally. For example, we believe that there are individuals who have multiple Eros Now accounts, which can result in an overstatement of KPIs. Errors or inaccuracies in our metrics or data could result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of MAUs were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to attract a sufficient number of Users to satisfy our growth strategies.

In addition, advertisers generally rely on third-party measurement services to calculate our metrics, and these third-party measurement services may not reflect our true audience. Some of our demographic data also may be incomplete or inaccurate because subscribers self-report their names and dates of birth. Consequently, the personal data we have may differ from our subscribers’ actual names and ages. If advertisers, partners, or investors do not perceive our subscriber, geographic, or other demographic metrics to be accurate representations of our subscribers base, or if we discover material inaccuracies in our subscriber, geographic, or other demographic metrics, our reputation may be seriously harmed.

Privacy concerns could limit our ability to collect and leverage our subscriber data and disclosure of membership data could adversely impact our business and reputation.

In the ordinary course of business and in particular in connection with content acquisition and delivering our service to our members, we collect and utilize data supplied by our subscribers. Other businesses have been criticized by privacy groups and governmental bodies for attempts to link personal identities and other information to data collected on the internet regarding users' browsing and other habits. Increased regulation of data utilization practices, including self-regulation or findings under existing laws that limit our ability to collect, transfer and use data, could have an adverse effect on our business. In addition, if we were to disclose data about our subscribers in a manner that was objectionable to them, our business reputation could be adversely affected, and we could face potential legal claims that could impact our operating results. Outside of India, we may become subject to additional and/or more stringent legal obligations concerning our treatment of customer and other personal information, such as laws regarding data localization and/or restrictions on data export. Failure to comply with these obligations could subject us to liability, and to the extent that we need to alter our business model or practices to adapt to these obligations, we could incur additional expenses.

Changes in how we market our service could adversely affect our marketing expenses and subscriber levels may be adversely affected.

We utilize a broad mix of marketing and public relations programs, including social media sites, to promote our service to potential new subscribers. We may limit or discontinue use or support of certain marketing sources or activities if advertising rates increase or if we become concerned that subscribers or potential subscribers deem certain marketing practices intrusive or damaging to our brand. If the available marketing channels are curtailed, our ability to attract new subscribers may be adversely affected. Companies that promote our service may decide that we negatively impact their business or may make business decisions that in turn negatively impact us. For example, if they decide that they want to compete more directly with us, enter a similar business or exclusively support our competitors, we may no longer have access to their marketing channels. If we are unable to maintain or replace our sources of subscribers with similarly effective sources, or if the cost of our existing sources increases, our subscriber levels and marketing expenses may be adversely affected.

We rely upon a number of partners to make our service available on their devices.

We currently offer subscribers the ability to receive streaming content through a host of internet-connected screens, including TVs, digital video players, television set-top boxes and mobile devices. We have agreements with various cable, satellite and mobile telecommunications operators to make our service available to subscribers. In many instances, our agreements also include provisions by which the partner bills consumers directly or otherwise offers services or products in connection with offering our service. We intend to continue to broaden our relationships with existing partners and to increase our capability to stream content to other platforms and partners over time. If we are not successful in maintaining existing and creating new relationships, or if we encounter technological, content licensing, regulatory, business or other impediments to delivering our streaming content to our subscribers via these devices, our ability to retain subscribers and grow our business could be adversely impacted. Our agreements with our partners are typically multi-year in duration and our business could be adversely affected if, upon expiration, a number of our partners do not continue to provide access to our service or are unwilling to do so on terms acceptable to us, which terms may include the degree of accessibility and prominence of our service. Furthermore, devices are manufactured and sold by entities other than Eros Now and while these entities should be responsible for the devices' performance, the connection between these devices and Eros Now may nonetheless result in consumer dissatisfaction toward Eros Now and such dissatisfaction could result in claims against us or otherwise adversely impact our business. In addition, technology changes to our streaming functionality may require that partners update their devices. If partners do not update or otherwise modify their devices, our service and our members' use and enjoyment could be negatively impacted.

Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business.

We rely upon the ability of subscribers to access our service through the internet. If network operators block, restrict or otherwise impair access to our service over their networks, our service and business could be negatively affected. To the extent that network operators implement usage-based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks by data providers, we could incur greater operating expenses and our membership acquisition and retention could be negatively impacted. Furthermore, to the extent network operators create tiers of internet access service and either charge us for or prohibit us from being available through these tiers, our business could be negatively impacted.

We rely upon Amazon Web Services to operate certain aspects of our service and any disruption of or interference with our use of the Amazon Web Services operation would impact our operations and our business would be adversely impacted.

Amazon Web Services (“AWS”) provides a distributed computing infrastructure platform for business operations, or what is commonly referred to as a "cloud" computing service. We have architected our software and computer systems so as to utilize data processing, storage capabilities and other services provided by AWS. Currently, we run material amount of our computing on AWS. Given this, along with the fact that we cannot easily switch our AWS operations to another cloud provider, any disruption of or interference with our use of AWS would impact our operations and our business would be adversely impacted.

We incur significant costs to protect electronically stored data and if our data is compromised despite this protection, we may incur additional costs, business interruption, lost opportunities and damage to our reputation.

We collect and maintain information and data necessary for conducting our business operations, which information includes proprietary and confidential data and personal information of our customers and employees. Such information is often maintained electronically, which includes risks of intrusion, tampering, manipulation and misappropriation. We implement and maintain systems to protect our digital data, and obtaining and maintaining these systems is costly and usually requires continuous monitoring and updating for technological advances and change. Additionally, we sometimes provide confidential, proprietary and personal information to third parties when required in connection with certain business and commercial transactions. For instance, we have entered into an agreement with a third party vendor to assist in processing employee payroll, and they receive and maintain confidential personal information regarding our employees. We take precautions to try to ensure that such third parties will protect this information, but there remains a risk that the confidentiality of any data held by third parties may be compromised. If our data systems, or those of our third party vendors and partners, are compromised, there may be negative effects on our business including a loss of business opportunities or disclosure of trade secrets. If the personal information we maintain is tampered with or misappropriated, our reputation and relationships with our partners and customers may be adversely affected, and we may incur significant costs to remediate the problem and prevent future occurrences.

Any significant disruption in or unauthorized access to our computer systems or those of third parties that we utilize in our operations, including those relating to cybersecurity or arising from cyber-attacks, could result in a loss or degradation of service, unauthorized disclosure of data, including member and corporate information, or theft of intellectual property, including digital content assets, which could adversely impact our business.

Our reputation and ability to attract, retain and serve our consumers is dependent upon the reliable performance and security of our computer systems and those of third parties that we utilize in our operations. These systems may be subject to damage or interruption from earthquakes, adverse weather conditions, other natural disasters, terrorist attacks, power loss, telecommunications failures, and cybersecurity risks. Interruptions or malfunctions (including those due to equipment damage, power outages, computer viruses and a range of other hardware, software and network problems) in these systems, or with the internet in general, could make our service unavailable or degraded or otherwise hinder our ability to deliver streaming content. Service interruptions, errors in our software or the unavailability of computer systems used in our operations could diminish the overall attractiveness of our service to existing and potential subscribers. Our computer systems and those of third parties we use in our operations are vulnerable to cybersecurity risks, including cyber-attacks, both from state-sponsored and individual activity, such as computer viruses, denial of service attacks, physical or electronic break-ins and similar disruptions. These systems periodically experience directed attacks intended to lead to interruptions and delays in our service and operations as well as loss, misuse or theft of data or intellectual property. Any attempt by hackers to obtain our data (including subscriber and corporate information) or intellectual property (including digital content assets), disrupt our service, or otherwise access our systems, or those of third parties we use, if successful, could harm our business, be expensive to remedy and damage our reputation.

We have devoted and will continue to devote significant resources to the security of our computer systems; but we cannot guarantee that we will not experience such malfunctions, attacks or interruptions in the future. A significant or large-scale malfunction, attack or interruption of one or more of our computer or database systems could adversely affect our ability to keep our operations running efficiently. Our insurance does not cover expenses related to such disruptions or unauthorized access. Efforts to prevent hackers from disrupting our service or otherwise accessing our systems are expensive to implement and may limit the functionality of or otherwise negatively impact our service offering and systems. Any significant disruption to our service or access to our systems could result in a loss of subscribers and adversely affect our business and results of operation. We utilize our own communications and computer hardware systems located either in our facilities or in that of a third-party Web hosting provider. In addition, we utilize third-party “cloud” computing services in connection with our business operations. We also utilize our own and third-party content delivery networks to help us stream content in high volume to subscribers over the internet. Problems faced by us or our third-party Web hosting, “cloud” computing, or other network providers, including technological or business-related disruptions, as well as cybersecurity threats, could adversely impact the experience of our members.

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

According to the International Monetary Fund’s World Economic Outlook Database, published in April 2018, the GDP growth rate of India is projected to increase from 6.7% in 2017 to approximately 7.4% in 2018 and 7.8% in 2019. The Central Statistics Office has estimated that the growth rate in GDP for the year ended March 31, 2018 is 6.7%.

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

While a significant portion of our revenues are denominated in Indian Rupees, certain contracts for our film content are or may be denominated in foreign currencies. Additionally, we report our financial results in U.S. dollars and most of our debt is denominated in U.S. dollars. We expect that the continued volatility in the value of the Indian Rupee against foreign currency will continue to have an impact on our business. The Indian Rupee experienced an approximately 0.4% decrease in value as compared to the U.S. dollar in fiscal year 2018. In the fiscal year 2017 it increased by 2.2%. Changes in the growth of the Indian economy and the continued volatility of the Indian Rupee, may adversely affect our business. As of March 31, 2018, Eros International Plc had debt of $70.05 million in relation to a£50.00 million retail bond offering in October 2014. There can be no assurance, however, that currency fluctuations will not lead to an increase in the amount of this debt.

Further, at the end of fiscal year 2018, $107.2 million, or 38.6% of our debt, was denominated in U.S. dollars, and we may not generate sufficient revenue in U.S. dollars to service all of our U.S. dollar-denominated debt or the Notes. Consequently, we may be required to use revenues generated in Indian Rupees to service our U.S. dollar-denominated debt or the Notes. Any devaluation or depreciation in the value of the Indian Rupee, compared to the U.S. dollar, could adversely affect our ability to service our debt. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Exchange Rate” for further information.

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

The Indian film industry’s rapid growth is changing the competitive landscape, increasing competition for content, talent and release dates. Growth in the Indian film industry has attracted foreign industry participants and competitors, such as Viacom, The Walt Disney Company, 21st Century Fox, Sony Pictures, Amazon, and Netflix, many of which are substantially larger and have greater financial resources, including competitors that own theaters and/or television networks and/or OTT platforms. These larger competitors may have the ability to spend additional funds on production of new films, which may require us to increase our production budgets beyond what we originally anticipated in order to compete effectively. In addition, these competitors may use their financial resources to gain increased access to movie screens and enter into exclusive content arrangements with key talent in the Indian film industry. Unlike some of these major competitors that are part of larger diversified corporate groups, we derive substantially all of our revenue from our film entertainment business. If our films fail to perform to our expectations, we are likely to face a greater adverse impact than would a more diversified competitor. In addition, other larger entertainment distribution companies may have larger budgets to monetize growing technological trends. If we are unable to compete with these companies effectively, our business prospects, results of operations and financial condition could suffer. With generally increasing budgets of Hindi, Tamil and Telugu films, we may not have the resources to distribute the same level of films as competitors with greater financial strength.

We face and will continue to face competition for subscriber time.

We compete for the time and attention of our Eros Now subscribers with other content providers on the basis of a number of factors, including quality of experience, relevance, diversity of content, ease of use, price, accessibility, perception of advertising load, brand awareness, and reputation.

We compete with providers of on-demand Indian entertainment, which is purchased or available for free and playable on mobile devices and in the home. We face increasing competition for subscribers from a growing variety of businesses, including other subscription services around the world, many of which offer services that deliver Indian entertainment content over the internet, through mobile phones, and through other wireless devices. Many of our current or future competitors are already entrenched or may have significant brand recognition in a particular region or market in which we seek to penetrate.

We believe that companies with a combination of technical expertise, brand recognition, financial resources, and digital media experience also pose a significant threat of developing competing on-demand distribution technologies. In particular, if known incumbents in the digital media space such as Facebook choose to offer competing services, they may devote greater resources than we have available, have a more accelerated time frame for deployment, and leverage their existing user base and proprietary technologies to provide services that our subscribers and advertisers may view as superior. Furthermore, Amazon Prime, Netflix, Hotstar and others have competing services, which may negatively impact our business, operating results, and financial condition. Our current and future competitors may have higher brand recognition, more established relationships with talent and other content licensors and mobile device manufacturers, greater financial, technical, and other resources, more sophisticated technologies, and/or more experience in the markets in which we compete. In addition, Apple and Google also own application store platforms and are charging in-application purchase fees, which are not being levied on their own applications, thus creating a competitive advantage for themselves against us. As the market for on-demand music on the internet and mobile and connected devices increases, new competitors, business models, and solutions are likely to emerge.

We also compete for subscribers based on our presence and visibility as compared with other businesses and platforms that deliver entertainment content through the internet and mobile devices. We face significant competition for subscribers from companies promoting their own digital content online or through application stores, including several large, well-funded, and seasoned participants in the digital media market. Mobile device application stores often offer users the ability to browse applications by various criteria, such as the number of downloads in a given time period, the length of time since a mobile application was released or updated, or the category in which the application is placed. The websites and mobile applications of our competitors may rank higher than our website and our Eros Now mobile application, and our application may be difficult to locate in mobile device application stores, which could draw potential subscribers away from our platform and toward those of our competitors. If we are unable to compete successfully for subscribers against other digital media providers by maintaining and increasing our presence and visibility online, on mobile devices, and in application stores, our number of subscribers and content streamed on our platform may fail to increase or may decline and our subscription fees and advertising sales may suffer.

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

We rely on a combination of copyrights, trademarks, service marks and similar intellectual property rights to protect our name and branded products and to protect the entertainment products and services we create. The success of our business, in part, depends on our continued ability to use this intellectual property in order to increase awareness of the Eros name. We attempt to protect these intellectual property rights through available copyright and trademark laws and through a combination of employee, third-party assignments and nondisclosure agreements, other contractual restrictions, technological measures, and other methods. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries, and the actions taken by us may be inadequate to prevent imitation by others of the Eros name and other Eros intellectual property. Despite our efforts to protect our intellectual property rights and trade secrets, unauthorized parties may attempt to copy aspects of our song recommendation technology or other technology, or obtain and use our trade secrets and other confidential information. Moreover, policing our intellectual property rights is difficult and time consuming. We cannot assure you that we would have adequate resources to protect and police our intellectual property rights, and we cannot assure you that the steps we take to do so will always be effective. In addition, if the applicable laws in these countries are drafted or interpreted in ways that limit the extent or duration of our rights, or if existing laws are changed, our ability to generate revenue from our intellectual property may decrease, or the cost of obtaining and maintaining rights may increase. We could lose both the ability to assert our intellectual property rights against, or to license our technology to, others and the ability to collect royalties or other payments.

Litigation or proceedings before governmental authorities and administrative bodies may be necessary in the future to enforce our intellectual property rights, to protect our patent rights, trademarks, trade secrets, and domain names and to determine the validity and scope of the proprietary rights of others. Our efforts to enforce or protect our proprietary rights may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm our operating results.

Further, many existing laws governing property ownership, copyright and other intellectual property issues were adopted before the advent of the internet and do not address the unique issues associated with the internet, personal entertainment devices and related technologies, and new interpretations of these laws in response to emerging digital platforms may increase our digital distribution costs, require us to change business practices relating to digital distribution or otherwise harm our business. We also distribute our branded products in some countries in which there is no copyright or trademark protection. As a result, it may be possible for unauthorized third parties to copy and distribute our branded products or certain portions or applications of our branded products, which could have a material adverse effect on our business, prospects, results of operations and financial condition. If we fail to register the appropriate copyrights, patents, trademarks or our other efforts to protect relevant intellectual property prove to be inadequate, the value of the Eros name could be harmed, which could adversely affect our business and results of operations.

We may be unable to continue to use the domain names that we use in our business, or prevent third parties from acquiring and using domain names that infringe on, are similar to or otherwise decrease the value of our brand or our trademarks or service marks.

We have registered several domain names for websites that we use in our business, such as erosplc.com, erosentertainment.com, erosnow.com and although our Indian subsidiaries currently own over 120 registered trademarks, we have not obtained a registered trademark for any of our domain names. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration or any other cause, we may be forced to market our products under a new domain name, which could cause us to lose users of our websites, or to incur significant expense in order to purchase rights to such a domain name. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours. Domain names similar to ours have been registered in the United States of America, India and elsewhere.

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

Typically 25% of capitalized cost for high budget films released during or after the fiscal year 2014, and 20% of capitalized cost for all other films, is amortized in the initial quarter of their commercial monetization. In the fiscal year 2009 and the fiscal years prior to 2009, the balance of capitalized film content costs were amortized evenly over a maximum of four years rather than nine. Because management judgment is involved regarding amortization amounts, our amortization practices may not be comparable to other film entertainment companies. In the case of film content that we acquire after its initial monetization, commonly referred to as library, amortization is spread evenly over the lesser of ten years after our acquisition or our license period. At least annually, we review film and content rights for indications of impairment in accordance with International Accounting Standard (IAS) 36: Impairment of Assets issued by IASB.

The amount of revenue which we report may be impacted by a new accounting standard dealing with revenue from customers.

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, (“IFRS 15”). This standard provides a single, principle-based five-step model to be applied to all contracts with customers. Guidance is provided on topics such as the point at which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various other related matters. IFRS 15 also introduced new disclosure requirements with respect to revenue.

IFRS 15 is effective for fiscal years beginning on or after January 1, 2018 wherein earlier adoption is permitted. Because the amendment to IFRS 15 has not yet been implemented widely, we cannot yet predict how it will impact our current and new stream of revenues under the new standard. The amendment to IFRS 15 affects all IFRS reporting companies. When the amendment becomes effective, it may have an impact on our consolidated financial statements and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further information.

If we fail to achieve or maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected.

When we cease to qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, at the end of fiscal 2019, we will become subject to additional requirements under the Sarbanes-Oxley Act or the SOx Act, including Section 404(b) of the SOx Act which will require our independent registered public accounting firm to attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. However, because we qualify as an “emerging growth company” under the JOBS Act, these attestation requirements do not apply to us until we lose this status, i.e, at the end of fiscal 2019 on onwards. Our management may conclude in future years, that our internal controls are not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree and may decline to attest to our management’s assessment or may issue an adverse opinion. If we identify control deficiencies as a result of the assessment process in the future, we may be unable to conclude that we have effective internal controls over financial reporting, which are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting and certify the same in a timely manner, could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our A ordinary shares.

Our revenue is subject to significant variation based on the timing of certain licenses and contracts we enter into that may account for a large portion of our revenue in the period in which it is completed, which could adversely affect our operating results.

From time to time, we license film content rights to a group of films pursuant to a single license that constitutes a large portion of our revenue for the fiscal year in which the revenue from the license is recognized. The timing and size of such licenses subjects our revenue to uncertainties and variability from period to period, which could adversely affect our operating results. We expect that we will continue to enter into licenses with customers that may represent a significant concentration of our revenues for the applicable period and we cannot guarantee that these revenues will recur.

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

Eros India has entered into shareholder agreements with third party shareholders of its non-wholly-owned subsidiaries, Big Screen Entertainment Private Limited and have signed a term sheet with Colour Yellow Productions Private Limited. See “Business” for further information. These agreements contain various restrictions on our rights in relation to these entities, including restrictions in relation to the transfer of shares, rights of first refusal, reserved board matters and non-solicitation of employees by us. We may also face operational limitations due to restrictive covenants in such shareholder agreements. In addition, under the terms of our shareholder agreement in relation to Big Screen Entertainment Private Limited, disputes between partners are required to be submitted to arbitration in Mumbai, India. These restrictions in our current shareholder agreements, and any restrictions of a similar or more onerous nature in any new or amended agreements into which we may enter, may limit our control of the relevant subsidiary or our ability to achieve our business objectives, as well as limiting our ability to realize value from our equity interests, any of which could have a material adverse effect on our business, prospects, financial condition and results of operations.

The interests of the other shareholders with respect to the operation of Big Screen Entertainment Private Limited, Colour Yellow Productions Private Limited and from fiscal 2019 Reliance Industries Ltd and Mr. V. Vijayendra Prasad may not be aligned with our interests. As a result, although we own a majority of the ownership interest in each of Big Screen Entertainment Private Limited, and 50% of the shareholding of Colour Yellow Productions Private Limited, taking actions that require approval of the minority shareholders (or their representative directors), such as entering into related party transactions, selling material assets and entering into material contracts, may be more difficult to accomplish.

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

In recent years, we have experienced additions to our senior management team, and our success depends in part on our ability to successfully integrate these new employees into our organization. We anticipate the need to hire additional members in senior management in connection with the expansion of our digital business. While some members of our senior management have entered into employment agreements that contain non-competition and non- solicitation provisions, these agreements may not be enforceable in the Isle of Man, India or the United Kingdom, whose laws govern these agreements or where our members of senior management reside. Even if enforceable, these non-competition and non-solicitation provisions are for limited time periods.

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

Negative media coverage could adversely affect our business.

We receive a high degree of media coverage around the world. Unfavorable publicity regarding, for example, payments to talent, third party content providers, publishers, artists, and other copyright owners, our privacy practices, terms of service, service changes, service quality, litigation or regulatory activity, government surveillance, the actions of our advertisers, the actions of our developers, the use of our OTT platform for illicit, objectionable, or illegal ends, the actions of our subscribers, the quality and integrity of content shared on our OTT platform, or the actions of other companies that provide similar services to us, could materially adversely affect our reputation. Such negative publicity also could have an adverse effect on the size, engagement, and loyalty of our subscriber base and result in decreased revenue, which could materially adversely affect our business, operating results, and financial condition.

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

Pursuant to the Indian Cinematograph Act, 1952, or the Cinematograph Act, films must be certified for adult viewing or general viewing in India by the Central Board of Film Certification, or CBFC, which looks at factors such as the interest of sovereignty, integrity and security of the relevant country, friendly relations with foreign states, public order and morality. There may be similar requirements in the United Kingdom, Canada and Australia, among other jurisdictions. We may be unable to obtain the desired certification for each of our films and we may have to modify the title, content, characters, storylines, themes or concepts of a given film in order to obtain any certification or a desired certification for broadcast release that will facilitate distribution and monetization of the film. Any modification could result in substantial costs and or receipt of an undesirable certification could reduce the appeal of any affected film to our target audience and reduce our revenues from that film, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

Litigation and negative claims about us or the Indian film entertainment industry generally could have a material adverse impact on our reputation, our relationship with distributors and co-producers and our business operations.

We and certain of our directors and officers are subject to various legal civil and criminal proceedings in India. We are also subject to certain tax proceedings in India, including service tax claims aggregating to approximately $61 million, value added tax and sales tax claims aggregating to approximately $3 million, as of March 31, 2018 for the period between fiscal year 2010 to fiscal year 2017. In addition, there have been certain public allegations made against the Indian film entertainment industry generally, as well as against certain of the entities and individuals currently active in the industry about purported links to organized crime and other negative associations. As our success in the Indian film industry partially depends on our ability to maintain our brand image and corporate reputation, in particular in relation to our dealings with creative talent, co-producers, distributors and exhibitors, any such proceedings or allegations, public or private, whether or not routine or justified, could tarnish our reputation and cause creative talent, co-producers, distributors and exhibitors not to work with us. See “Business Overview— Litigation” for further details.

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

Other proposed changes in the Indian law and policy environment which may have an impact on our business, results of operations and prospects, to the extent that we are unable to suitably respond to and comply with any such changes in applicable law and policy include the following:

•	The General Anti Avoidance Rules (“GAAR”) have come into effect for fiscal year 2018. The tax consequences of the GAAR provisions being applied to an arrangement could result in denial of tax benefit under the domestic tax laws as well as under a tax treaty, amongst other consequences. In the absence of any precedents on the subject, the application of these provisions is uncertain.
•	The Government of India, effective July 1, 2017 implemented comprehensive national Goods and Services Tax (“ GST”) that subsumes all existing indirect taxes (such as Excise Duty, Service Tax, Countervailing Duty (CVD), Value Added Tax (VAT), Entertainment Tax at State level, Entry Tax ), and levies only one tax (GST) on value additions at national level. GST was introduced by an amendment to the Constitution of India, the Constitution (One Hundred and First Amendment) Act 2016, which grants enabling powers to central and state government to make laws relating to GST. While the Government of India and certain state governments have announced that all committed incentives will be protected following the implementation of the GST, given the limited availability of information in the public domain concerning the GST, we cannot provide any assurance as to this or any other aspect of the tax regime following implementation of the GST. Any future increases or amendments may affect the overall tax efficiency of companies operating in India and may result in significant additional taxes becoming payable. If, as a result of a particular tax risk materializing, the tax costs associated with certain transactions are greater than anticipated, it could affect the profitability of such transactions.
•	GST is also expected to provide overall tax efficiencies for our business due to factors such as reduction in effective tax rate, seamless flow of credit, simplified tax structure, abolishment of inter-state barriers, and reduction in cascading effect of taxes. Further, it is anticipated that, zero rated exports will enhance international competitiveness and that uniform tax rates will make GST neutral to geographical locations within India. However, we cannot provide any assurance as to benefits that GST may provide or any other aspect of the tax regime.
•	The Organization of Economic Co-operation and Development (OECD) released the final package of all Action Plans of the Base Erosion and Profit Shifting (BEPS) project in October 2015. India is a member of G20 and active participant in the BEPS project. The BEPS project lead to a series of measures being developed across several actions such as the digital economy, treaty abuse, design of Controlled Foreign Company Rules, intangibles, country-by-country reporting, preventing artificial avoidance of PE status, improving dispute resolution etc. Several of these measures required implementation through changes in domestic law. As regards those measures which required implementation through changes to bilateral treaties, it was felt that a Multilateral Convention (MLI) that modified the existing bilateral treaty network would be preferable as it would ensure speed and consistency in implementation. Accordingly, MLI was introduced to incorporate treaty related measures identified as part of the final BEPS measures in relation to:

−	Neutralising the effects of hybrid mismatch arrangements;
−	Preventing the granting of treaty benefits in inappropriate circumstances;
−	Preventing the artificial avoidance of Permanent Establishment status;
−	Making dispute resolution mechanisms more effective.

India signed the MLI to implement tax treaty related measures to prevent BEPS on June 7, 2017. The MLI will operate to modify the existing tax treaties entered into between various countries.

•	An equalization levy, or EL, in respect of e-commerce transactions has been introduced in India with effect from June 1, 2016. EL is to be deducted in respect of payments towards “specified services” (in excess of Indian Rupees 100,000). A “specified service” means online advertisement, any provision for digital advertising space or any other facility or service for the purpose of online advertisement and includes any other service as may be notified. Deduction of EL at the rate of six percent (on a gross basis) is the responsibility of Indian residents or non-residents having a permanent establishment, or PE, in India on payments to non-residents (not having a PE in India). Consequently, if a non-resident (not having a PE in India) earns income towards a “specified service” which is chargeable to EL, then the same would be exempt in the hands of non-resident company.
•	The concept of Place of Effective Management (POEM) was introduced for the purpose of determining tax residence of foreign companies in India, effective April 1, 2016. The POEM is defined as the place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole are in substance made. This could have significant impact on the foreign companies holding board meeting(s) in India, having key managerial personnel located in India, having regional headquarters located in India, etc. One of the key consequence if in case the POEM of a foreign company is considered to be situated in India and consequently, such company becomes tax resident in India, is that the company’s global income would be taxable in India (even if it is not earned in India).

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

Our Indian subsidiary, Eros India, from which we derive a substantial portion of our revenues, is publicly listed on the Indian stock exchanges. As such, under Indian law, minority stockholders have certain rights and protections against oppression and mismanagement. Further, as of July 30, 2018 we owned approximately 60.06% of Eros India. Over time, we may lose control over its activities and, consequently, lose our ability to consolidate its revenues.

Dividend distributions by our subsidiaries are subject to certain limitations under local laws, including Indian and Dubai law and other contractual restrictions.

As a holding company, we rely on funds from our subsidiaries to satisfy our obligations. Dividend payments by our subsidiaries, including Eros India, are subject to certain limitations under local laws. For example, under Indian law, dividends other than in cash are not permitted and cash dividends are only permitted to be paid out of distributable profits. Dubai law imposes similar limitations on dividend payments. An Indian company paying dividends is also liable to pay dividend distribution tax at an effective rate of 20.56% including cess and surcharge.

The Relationship Agreement with our subsidiaries may not reflect market standard terms that would have resulted from arm’s length negotiations among unaffiliated third parties and may include terms that may not be obtained from future negotiations with unaffiliated third parties.

The 2009 Relationship Agreement was renewed with the execution of the 2016 Relationship Agreement between Eros India, Eros Worldwide and us (“Relationship Agreement”). The Relationship Agreement, exclusively assigns to Eros Worldwide, certain intellectual property rights and all distribution rights (including global digital distribution rights) for films (other than Tamil films), held by Eros India or any of its subsidiary (the “Eros India Group”), in all territories other than India, Nepal, and Bhutan. In return, Eros Worldwide provides a lump sum minimum guaranteed fee to the Eros India Group in a fixed payment equal to 40% of the production cost of such film (including all costs incurred in connection with the acquisition, pre-production, production or post-production of such film), plus an amount equal to 20% thereon as markup. We refer to these payments collectively as the Minimum Guaranteed Fee. Eros Worldwide is also required to reimburse the Eros India Group pre-approved distribution expenses in connection with such film, plus an amount equal to 20% thereon as markup (“distribution expenses”). In addition, 15% of the gross proceeds received by the Eros International Group from monetization of such films, after certain amounts are retained by the Eros International Group, are payable over to the Eros India Group.

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

As of March 31, 2018, we had $278.2 million of borrowings outstanding of which $152.3 million is repayable within one year. We may also incur substantial additional indebtedness. Our indebtedness could have important consequences, including the following:

•	we could have difficulty satisfying our debt obligations, and if we fail to comply with these requirements, an event of default could result;
•	we may be required to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the cash flow available to fund working capital, capital expenditures and other general corporate activities or to pay dividends;
•	in order to manage our debt and cash flows, we may increase our short-term indebtedness and decrease our long-term indebtedness which may not achieve the desired results;
•	covenants relating to our indebtedness may restrict our ability to make distributions to our shareholders;
•	covenants relating to our indebtedness may limit our ability to obtain additional financing for working capital, capital expenditures and other general corporate activities, which may limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	lenders are able to require us to repay their secured loans to each of Eros India and Eros International Limited prior to their maturity, which as of March 31, 2018, represented $105.5 million of the outstanding indebtedness of Eros India and $16.6 million of the outstanding indebtedness of Eros International Limited. Further in the event we decide to repay certain lenders of Eros India, we will be required to obtain their prior approval and/or prior notice of up to 30 days and this may also involve levy of prepayment charges of up to 2%;
•	certain Eros India loan agreements are subject to annual renewal, and until these renewals are obtained, the lenders under these loan agreements may at any time require repayment of amounts outstanding. As at March 31, 2018, loan agreements amounting to $64.2 million were pending annual renewal;
•	we may be more vulnerable to general adverse economic and industry conditions;
•	we may be placed at a competitive disadvantage compared to our competitors with less debt; and
•	we may have difficulty repaying or refinancing our obligations under our senior credit facilities on their respective maturity dates.

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

Our ability to incur debt and the use of our funds could be limited by the restrictive covenants in existing credit facilities as well as the Notes and our GBP denominated London Stock Exchange listed bond (“UK Retail Bond”).

Our existing credit facilities, the Notes and the UK Retail Bond contain restrictive covenants, as well as requirements to comply with certain leverage and other financial maintenance tests. These covenants and requirements could limit our ability to take various actions, including incurring additional debt, guaranteeing indebtedness and engaging in various types of transactions, including mergers, acquisitions and sales of assets. These covenants could place us at a disadvantage compared to some of our competitors, who may have fewer restrictive covenants and may not be required to operate under these restrictions. Further, these covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, mergers and acquisitions or other opportunities.

We may not be able to generate sufficient cash to service all of our Indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful.

Based on interest rates as of March 31, 2018, and assuming no additional borrowings or principal payments on our credit facilities, Notes and the UK Retail Bond until their maturities, we would need approximately $152.3 million over the next year, and $125.8 million over the next five years, to meet our principal under our debt agreements. Our ability to satisfy our debt obligations will depend upon, among other things:

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

Our trade accounts receivables were $225.0 million as at March 31, 2018, $226.8 million as of March 31, 2017 and $169.3 million as at March 31, 2016. If the cash flow, working capital, financial condition or results of operations of our customers deteriorate, they may be unable, or they may otherwise be unwilling, to pay trade account receivables owed to us promptly or at all. In addition, from time to time, we have significant concentrations of credit risk in relation to our trade account receivables as a result of individual theatrical releases, television syndication deals or music licenses. Although we use contractual terms to stagger receipts, de-recognition of financial assets and/or the release or airing of content, as of March 31, 2018, 20.5% of our trade account receivables were represented by our top five debtors, compared to 25.1% as of March 31, 2017. Any substantial defaults or delays by our customers could materially and adversely affect our cash flows, and we could be required to terminate our relationships with customers, which could adversely affect our business, prospects, financial condition, results of operations.

We face risks relating to the international distribution of our films and related products.

We derive a significant percentage of our net revenues from customers located outside of India. We derived 57.9% of our fiscal year 2018 net revenue from the monetization of our films in territories outside of India. We do not track revenues by geographical region other than based on our Company or customer domicile and not necessarily the country where the rights have been monetized or licensed. As a result, revenue by customer location may not be reflective of the potential of any given market. As a result of changes in the location of our customers, our revenues by customer location may vary year to year. Further, we may enter into a number of our contracts for international markets that have longer payment cycles that may extend up to 18-24 months from the date of the contract creating a mismatch in revenue and cash received.

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

We may pursue acquisition opportunities, which could subject us to considerable business and financial risk, divert management's attention and otherwise disrupt our operations and harm our operating results. We may fail to acquire companies whose market power or technology could be important to the future success of our business.

We evaluate potential acquisitions of complementary businesses on an ongoing basis and may from time to time pursue acquisition opportunities. We may in the future seek to acquire or invest in other companies or technologies that we believe could complement or expand our services, enhance our technical capabilities, or otherwise offer growth opportunities. Pursuit of future potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. We may not be successful in identifying acquisition opportunities, assessing the value, strengths and weaknesses of these opportunities or consummating acquisitions on acceptable terms. In addition, we have limited experience acquiring and integrating other businesses. We may be unsuccessful in integrating our recently acquired businesses or any additional business we may acquire in the future, and we may fail to acquire companies whose market power or technology could be important to the future success of our business. Future acquisitions may result in near term dilution to earnings, including potentially dilutive issuances of equity securities or issuances of debt. For instance, in fiscal year 2016, our subsidiary, Eros India acquired 100% of the shares and voting interest in Techzone, to utilize Techzone’s billing integration and distribution across major telecom operations in India, in order to complement our Eros Now services. Acquisitions may expose us to particular business and financial risks that include, but are not limited to:

•	diverting of financial and management resources from existing operations;
•	incurring indebtedness and assuming additional liabilities, known and unknown, including liabilities relating to the use of intellectual property we acquire, including costs or liabilities arising from the acquired companies' failure to comply with intellectual property laws and licensing obligations they are subject to;
•	incurring significant additional capital expenditures, transaction and operating expenses and non-recurring acquisition-related charges;
•	experiencing an adverse impact on our earnings from the amortization or impairment of acquired goodwill and other intangible assets;
•	failing to successfully integrate the operations and personnel of the acquired businesses;
•	entering new markets or marketing new products with which we are not entirely familiar;
•	failing to retain key personnel of, vendors to and clients of the acquired businesses;
•	harm to our existing business relationships with business partners and advertisers as a result of the acquisition;
•	harm to our brand and reputation; and
•	use of resources that are needed in other parts of our business.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process. Acquisitions also could result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business, and financial condition may suffer.

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

We may require additional capital to support business growth and objectives, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our existing services, expand into additional markets around the world, improve our infrastructure, or acquire complementary businesses and technologies. Accordingly, we may need to engage, and have engaged, in equity and debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer additional significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our ordinary shares. Any debt financing we secure in the future, including pursuant to the unwind described above, also could contain restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, acquire or retain consumers and subscribers, and to respond to business challenges could be significantly impaired, and our business may be harmed.

Risks Related to our A Ordinary Shares

Our A ordinary share price may be highly volatile and, as a result, shareholders could lose a significant portion or all of their investment or we could become subject to securities class action litigation.

Prior to November 12, 2013, our ordinary shares had been admitted on the Alternative Investment Market of the London Stock Exchange (“AIM”) since 2006 and our ‘A’ ordinary shares have been traded on the New York Stock Exchange (“NYSE”) since our initial public offering. The trading price of our ordinary shares on AIM and the NYSE has been highly volatile. For example, the highest price that our ordinary shares traded in the period beginning November 12, 2012 and ending November 12, 2013 was $4.48 per share and the lowest price was $2.96 per share, prior to giving effect to the one-for-three reverse stock split effectuated on November 12, 2013. Since the listing of our A ordinary shares on the NYSE, the highest closing price of the A ordinary shares, in the period beginning November 12, 2013 and ended May 31, 2018, was $39.01 per share and the lowest price was $5.59 per share. The market price of the A ordinary shares on the NYSE may fluctuate as a result of several factors, including the following:

•	attacks from short sellers;
•	variations in our quarterly operating results;
•	adverse media report about us or our directors and officers;
•	changes in financial estimates or publication of research reports by analysts regarding our A ordinary shares, other comparable companies or our industry generally;
•	volatility in our industry, the industries of our customers and the global securities markets;
•	risks relating to our business and industry, including those discussed above;
•	strategic actions by us or our competitors;
•	adverse judgments or settlements obligating us to pay damages;
•	actual or expected changes in our growth rates or our competitors’ growth rates;
•	investor perception of us, the industry in which we operate, the investment opportunity associated with the A ordinary shares and our future performance;
•	additions or departures of our executive officers;
•	trading volume of our A ordinary shares;
•	sales of our ordinary shares by us or our shareholders;
•	domestic and international economic, legal and regulatory factors unrelated to our performance; or
•	the release or expiration of lock-up or other transfer restrictions on our outstanding A ordinary shares.

These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions or interest rate changes may cause the market price of ordinary shares to decline.

In addition, some companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. A putative securities class action has been pending against Eros and certain of its officers since November 2015. Although the United States District Court for the Southern District of New York dismissed this putative class action with prejudice on September 25, 2017, the class action plaintiffs are pursuing an appeal before the United States Court of Appeals for the Second Circuit. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could adversely impact our business and affect the market price of our A ordinary shares.

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

Our B ordinary shares have ten votes per share and our A ordinary shares, which are trading on the NYSE, have one vote per share. As of July 30, 2018, the Founders Group collectively owns 38.6% of our issued share capital in the form of 16,834,066 A ordinary shares, representing 10.8% of the voting power of our outstanding ordinary shares, and 9,712,715 B ordinary shares, representing all of our B ordinary shares and 62.2% of the voting power of our outstanding ordinary shares.

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

We are currently an “emerging growth company” and if we decide to comply only with reduced disclosure requirements applicable to emerging growth companies, our A ordinary shares could be less attractive to investors and our share price may be more volatile.

We are an “emerging growth company,” as defined in the JOBS Act, and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the SOx Act. We will cease to be an “emerging growth company” upon the earliest of (1) the first fiscal year following the fifth anniversary of our initial public offering, November 12, 2013, (2) the first fiscal year after our annual gross revenue is $1 billion or more, (3) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities or (4) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year. We currently anticipate that we will lose our “emerging growth company” status as of the end of fiscal 2019. We cannot predict if investors will find our A ordinary shares less attractive if we choose to rely on these exemptions. If someinvestors find our A ordinary shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our A ordinary shares and our share price may be more volatile.

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

The trading market for our A ordinary shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of our company, or if these securities or industry analysts are not widely respected within the general investment community, the trading price for our A ordinary shares would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrade our A ordinary shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. We have experienced such downgrade from two of our analysts in fiscal year 2016 during the period of anonymous short seller attacks on our stock. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, or fail to maintain a favourable outlook on the company, it may cause investor sentiment to be weak, demand for our A ordinary shares could decrease, which might cause our share price and trading volume to decline.

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

Based upon the past and projected composition of our income and valuation of our assets, we do not believe we will be a PFIC for our taxable year ending December 31, 2018, and we do not expect to become one in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC for any taxable year is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either:

•	75% or more of our gross income in a taxable year is passive income, or
•	50% or more of the average quarterly value of our gross assets in a taxable year is attributable to assets that produce passive income or are held for the production of passive income.

The calculation of the value of our assets will be based, in part, on the then market value of our A ordinary shares, which is subject to change. We cannot assure you that we were not a PFIC for the previous taxable years or that we will not be a PFIC for this or any future taxable year. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year and involves extensive factual investigation. This investigation includes ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, which cannot be completed until the close of a taxable year, and, therefore, our U.S. counsel expresses no opinion with respect to our PFIC status.

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

If the fair market value of our ordinary shares fluctuates unpredictably and significantly on a quarterly basis, the social costs we accrue for share-based compensation may fluctuate unpredictably and significantly, which could result in our failing to meet our expectations or investor expectations for quarterly financial performance. This could negatively impact investor sentiment for the Company, and as a result, adversely impact the price of our ordinary shares.

Social costs are payroll taxes associated with employee salaries and benefits, including share-based compensation that we are subject to in various countries in which we operate.

When the fair market value of our ordinary shares increases on a quarter to quarter basis, the accrued expense for social costs will increase, and when the fair market value of ordinary shares falls, the accrued expense will become a reduction in social costs expense, all other things being equal, including the number of vested stock options and exercise price remains constant. The trading price of our A ordinary share price can be highly volatile. See “—Risks Related to our A Ordinary Shares—Our A ordinary share price may be highly volatile and, as a result, shareholders could lose a significant portion or all of their investment or we could become subject to securities class action litigation.” As a result, the accrued expense for social costs may fluctuate unpredictably and significantly, from quarter to quarter, which could result in our failing to meet our expectations or investor expectations for quarterly financial performance. This could negatively impact investor sentiment for the company, and as a result, the price for our ordinary shares.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of our Company

Eros International Plc was incorporated in the Isle of Man as of March 31, 2006 under the Companies Act 1931 commonly known as the 1931 Act — see “Part II — Item 4. Information on the Company — Government Regulations,” as a public company limited by shares. Effective as of September 29, 2011, the Company was de-registered under the 1931 Act and re-registered as a company limited by shares under the Isle of Man, Companies Act 2006 (as amended) commonly referred to as the 2006 Act. We maintain our registered office at First Names House, Victoria Road, Douglas, Isle of Man IM2 4DF, British Isles, our principal executive office in the U.S.A is at 550 County Avenue, Secaucus, New Jersey 07094; and our telephone number is +1(201) 558-9001. We maintain a website at www.erosplc.com. Information contained in our website is not a part of, and is not incorporated by reference into, this annual report.

Our capital expenditures in fiscal 2018, 2017, and 2016 were $186.8 million, $173.5 million, and $211.3 million respectively. Our principal capital expenditures were incurred for the purposes of purchasing intangible film rights and related content. We expect our capital expenditure needs in fiscal 2019 to be approximately $200-$250 million, a significant amount of which we expect to be used for the acquisition of further intangible film rights and related content.

B. Business Overview

Eros International Plc is a leading global company in the Indian film entertainment industry, which co-produces, acquires and distributes Indian language films in multiple formats worldwide. The Company was founded in 1977 and is one of the oldest companies in the Indian film industry to focus on international market. We believe we are pioneers in our business. Our success is built on the relationships we have cultivated over the past 40 years with leading talent, production companies, exhibitors and other key participants in our industry. By leveraging these relationships, we have aggregated rights to over 3,000 films in our library, including recent and classic titles that span different genres, budgets and languages. Eros Now, our digital OTT entertainment service, has rights to over 11,000 films, out of which approximately 5,000 films are owned in perpetuity, across Hindi and regional languages from Eros’s internal library as well as third party aggregated content, which we believe makes it one of the largest Indian movie offering platforms around the world.

We have a multi-platform business model and derive revenues from the following three distribution channels:

•	Theatrical: The theatrical channel largely includes revenues from multiplex chains, single screen theaters, distributors and content aggregators in case of dubbed and/or subtitled versions. We are a leading player in a growing and under-penetrated cinema market with two and seven out of top 15 box office hits in calendar year 2016 and 2015 respectively. We released a total of 24 films in fiscal year 2018, including 1 high budget film and 4 medium budget films. Based on gross collections reported by comScore, our market share (as an average over the preceding seven calendar years to 2017) is 27% of all theatrically released Indian language films in the United Kingdom and the U.S.

•	Television Syndication: We de-risk our theatrical revenues while enhancing revenue predictability through pre-sales and television syndication which includes satellite television broadcasting, cable television and terrestrial television which are facilitated by our long-standing Eros brand, reputation and industry relationships. We license Indian film content (usually a combination of new releases and existing films in our library) over a stated period of time in exchange for a license fee, where payments terms may extend up to 18-24 months in some cases.

•	Digital and ancillary: In addition to our theatrical and television distribution networks, we have a global network for the digital distribution of our content, which consists of full length films, music, music videos, clips and other video content. Through our digital distribution channel, we mainly monetize music assets and distribute movies and other content primarily in Internet Protocol television (IPTV), Video on Demand (VOD) (including Subscription Video on Demand (SVOD) and Direct-to-Home (DTH)) and online internet channels. This enables us to prolong the lifecycle of our films and film library. To date Eros Now has successfully premiered over 180 films and over 280 episodes of original short form programming. We are present in a high-growth digital market with India projected to have over 829 million internet users by 2021, according to the FICCI Report 2018.

Content development and acquisition

The success of our film distribution business lies in our ability to acquire and develop content. We have been building and adding to our film library for the past 40 years and each year, through acquisition and co-production arrangements, we seek to acquire rights to 40 to 50 additional films. We currently own or have license rights over approximately 3,000 films, including recent and classic titles that span different genres, budgets and languages. Each year, we focus on co-production, acquisition and distribution of a diverse portfolio of Indian language and themed films that we believe will have a wide audience appeal. For fiscal 2018, we released a total of 24 films in India and overseas. These comprised 14 Hindi films, 1 Tamil language film and 9 regional films. The Company’s strong portfolio of films drove theatrical, television and digital/ancillary revenues worldwide with key titles such as Munna Michael (Hindi), Shubh Mangal Saavdhan (Hindi), Sarkar 3 (Hindi), Oru Kidayin Karunai Manu (Tamil), Newton (Hindi), Sniff (Hindi), Posto (Bengali) contributing a significant share to our revenue for fiscal 2018.

For fiscal year 2018, our aggregate revenues were $261.3 million which were derived from theatrical, television syndication and digital and ancillary distribution channels. Our typical annual slate of new releases consists of both Hindi language films and regional language films, primarily Tamil, Telugu and other regional Indian languages. Our most expensive films are generally the high and medium budget films (mainly Hindi and a few Tamil and Telugu films) which we release globally. Of the total 24 movies released in the fiscal 2018, one was a high budget film. We released 4 medium budget films in fiscal 2018 which mainly comprise Hindi and Tamil language films. This annual release slate is built around the high and medium budget films to create a slate that will attract varying segments of the audience. The low budget film slate consists of Hindi, Tamil, Telugu and other regional language films.

We are focusing on content driven films with appropriate budgets in order to generate attractive rate of return. We seek to mitigate the risks associated with high budget films through the use of our extensive pre-sale strategies. We have increased our focus on Tamil and Telugu films for similar reasons. In addition, we can release a Tamil and Hindi film on the same date as they cater to different audiences, which allow us to effectively schedule releases for our film portfolio and to take a greater combined share of the box office on those release dates.

With a focus on creating intellectual property in-house along with delivering wholesome entertainment to audiences, we have entered into key co-production partnerships with producers and directors. Colour Yellow Production, a subsidiary of Eros India with Aanand L Rai has announced film releases across budgets, genres and languages. This co-production model gives us better visibility on actual cost of production ensuring capped budgets and exclusive distribution rights, typically for at least 20 years.

In February 2018, Reliance Industries Ltd (“Reliance”) agreed, subject to customary regulatory and other approvals, to purchase 5% of our A Ordinary shares at a price of $15 per share, which represents a premium of 18% over the last closing price before the date of announcement. At the same time, Eros India and Reliance announced an agreement to partner in India and formed Reliance Eros Productions LLP to jointly produce and consolidate content from across India. The new partnership will equally invest up to $150 million to produce and acquire Indian films and digital originals across all languages. This investment will dramatically scale Eros’ capabilities in content production, marketing, and distribution, and make new strides on the digital and content forefronts, benefitting from the platform synergies across technology, content and digital platforms.

Award winning content / franchise

We are strategically positioned as a leader in our industry and are able to monetize our films through multiple channels globally. Our Hindi release “Newton” was selected as India’s official entry for the Best Foreign Film language category at the 2018 Academy Awards. It also received accolades at the Berlin Film Festival. We have won over 207 awards in the last four Fiscal Years including Best Studio of the Year and Excellence in International Distribution. Some of our films from fiscal year 2018 that won awards include – Newton, Shubh Mangal Savdhaan and Munna Michael. Newton won 11 awards including Best International Film. Shubh Mangal Savdhaan won 3 awards including Marketing Campaign of the Year. Munna Michael won 2 awards including Best Social Media Marketing Campaign. Our films over the years have won various awards in multiple categories such as Best Film, Best Director, Best Story, Best Actor, Best Music, Best Special Effects awards, and Innovative Marketing Campaign and Best Child Actor awards, to name a few .. Bajrangi Bhaijaan won 37 awards including National Award for Popular Film. Bajirao Mastani won over 79 award titles including National Award for Best Director. Tanu Weds Manu Returns won 18 awards including National Award for Best Female Actor in a leading role, Hero won 7 awards and Badlapur won 7 awards. Our Malayalam film Pathemari had also won a national award for Best Malayalam Film. Eros India has featured as ‘India’s Top 500 Companies’ as per Dun & Bradstreet Report 2018.

Market opportunity

Domestic: Our distribution capabilities enable us to target a majority of the 1.3 billion people in India. Recently, as demand for regional films and other media has increased in India, our brand recognition in Hindi films has helped us to grow our non-Hindi film business by targeting regional audiences in India and overseas. With our distribution network for Hindi and Tamil films, we believe we are well positioned to expand our offering of non-Hindi content.

Overseas: Depending on the film, the distribution rights we acquire may be global, international or India only. Indian films have a global appeal and their popularity has been increasing in many countries that consume dubbed and subtitled foreign content in local languages. These markets include Germany, Poland, Russia, France, Italy, Spain, Indonesia, Malaysia, Japan, South Korea, China, the Middle East and Latin America among others. In all these markets it is the locals who are neither English nor Hindi speaking who view the content of the Indian film in a dubbed or subtitled version in their language, similar to the manner in which they view Hollywood content. Additionally, there is a large established Indian diaspora in North America which has a strong interest in the content of the Indian film industry. Based on gross collections reported by comScore, our market share (as an average over the preceding seven calendar years to 2017) is 27% of all theatrically released Indian language films in the United Kingdom and the U.S. Other international markets that exhibit significant demand for subtitled or dubbed Indian-themed entertainment include Europe and Southeast Asia. China is increasingly becoming an important market and we expect to release select films from our slate for wider release into China. In fiscal year 2018, Eros released Bajarangi Bhaijan across more than 8,000 screens in March 2018 and has since collected over $45 million at the box office in China. Based on information published by PricewaterhouseCoopers on PwC Global Entertainment and Media Outlook 2017 — 2021, China was the world’s second largest box-office market with revenue of $6.2bn in 2016. It is a lucrative market for cinema with revenue expected to grow at a 11.6% CAGR from US$6.2bn in 2016 to US$10.7bn by 2021. China had 41,056 cinema screens compared to 40,928 in the US in 2016 and by 2021, China will have more than 80,000 screens, nearly twice as many as the US.

Eros Now

With falling smartphone prices, reduced data costs, increasing mobile data speed and the flexibility of viewing content at any hour of the day, OTT platforms are fast becoming favoured entertainment destination for youth. In fact, currently, 80% of the OTT content consumers are under 30 years of age and are starting to pay a premium for their choice of content according to the FICCI Report 2017. As of March 31, 2018, Eros Now has exceeded 100 million registered users and 7.9 million paying users worldwide across APP, WAP and Web. This growth represents a 58% increase over the last reported quarter and a 276% increase from 2.1 million paying subscribers in fiscal year 2017. We define paying subscribers to mean any subscriber who has made a valid payment to subscribe to a service that includes Eros Now services as part of a bundle or on a standalone basis, either directly or indirectly through an Original Equipment Manufacturer (“OEM”) or mobile telecom provider in any given month, be it through a daily, weekly or monthly billing pack, as long as the validity of the pack is for at least one month. Eros Now users have demonstrated some of the highest levels of engagement in the India OTT space. Average session time for an engaged Eros Now user is over 40 minutes which is an industry high.

We believe Eros Now has the largest Indian language movie content library worldwide with over 11,000 digital titles, out of which approximately 5,000 films are owned in perpetuity. Eros Now also has a deep library of short-form content, totalling over 4,400 short-form videos including music videos, trailers, original short exclusive interviews and marketing shorts. To date Eros Now has successfully premiered over 180 films in nine different languages including Hindi, English, Tamil (Mo), Bengali (Monchora), Marathi (Guru), Gujarati, Malayalam (White), Telugu and Punjabi. The digital premieres span a wide range of genres, several high profile digitally-premiered films include: Bajrangi Bhaijaan, Bajirao Mastani, The Lunchbox, PK, Tanu Weds Manu Returns and Aligarh.

Eros Now made its IPL debut in Season 11 as the title sponsor of Virat Kohli captained team, Royal Challengers Bangalore (RCB). The collaboration was a part of the Company’s endeavour to build a truly digital video brand with Indian users and provide the best of entertainment the country has to offer. Keeping up with the FIFA World Cup fever, Eros Now launched Eros Now Betz, a unique app created for millions of football lovers globally. With Eros Now Betz, users were able to earn points for every correct prediction that they make while the matches are being played in real-time. The platform has also tied-up with brands across verticals like banking, lifestyle and food with State Bank of India (SBI), Gold's Gym, Paytm, Nature's Basket and Voonik.

Eros Now and Reliance Jio renewed their platform integration deal. Under the deal, Jio subscribers gained access to Eros Now’s high-quality content including full-length movies and thematically curated playlists along with functions such as multi-language subtitles for movies, music video playlists, regional language filters, video progression and a watch list of titles. Currently live on Samsung TV, Eros Now also entered into a strategic distribution partnership with Xiaomi, India’s leading smartphone brand for its smart Mi LED TVs. This distribution deal between Eros Now and Xiaomi is an extension of the immersive content experience that both partners offer. In addition to that, Eros Now has entered the Sri Lankan market through a partnership with Dialog Axiata, Sri Lanka’s premier connectivity provider, and will be available on the Dialog ViU app.

Eros is extending its technological expertise in content curation by using world-class technology for its Original Content. Each original is/will be given the treatment of a film in terms of technology used and the detailing it requires from cinematography to production at which it is created. The technology on the platform gives consumers the ease of maneuverability, including categorization, search-ability and stacking of content under different domains for easy consumer access. Eros Now is available on App Store, Play Store for download and can be streamed on any device including Android, Amazon Fire TV stick, Android TV, Apple TV, Opera TV, making the entertainment experience platform agnostic. Having tie-ups across payment gateways and financial systems worldwide it provides a seamless experience to the consumers for payments and downloads.

Eros Now Originals

In April 2018, Eros Now successfully premiered its first worldwide direct-to-digital original film 'Meri Nimmo', in association with acclaimed director Aanand L Rai, to positive critical reception. The platform is excited for its slate of originals with global concepts that will entertain audiences are being produced internally in partnership with the best talent. Over the next year, Eros Now is planning to launch an exclusive stable of feature films, made-for-digital originals films and over 20 original episodic programs, out of which three original series - Flip, Smoke and Side Hero will be launched at the beginning of September. While films like Meri Nimmo and Toffee are live on the platform, upcoming titles like Blue Oak Academy, August 25th, Bhumi, Dashavatar, Minerva Mills Malady and Kurukshetra will range across genres of drama, comedy, thriller, crime, horror and mythology. These originals will have popular names like Rohan Sippy, Kunal Roy Kapoor, Rajat Kapoor, Siddharth Anand and Pavan Kriplani associated with them in various capacities.

Eros Now — Market Opportunity

Eros Now is uniquely positioned to benefit from the fast-growing internet and mobile penetration in India. As per Telecom Regulatory Authority of India (TRAI) there were over 1.2 billion wireless subscribers in India at the end of February 2018. The number of wireless internet users in India is likely to reach 829 million by 2021. The adoption of 4G is gradually increasing and now 3G and 4G constitute over 75% of the overall wireless internet user base. Initiatives such as broadband rollout and public Wi-Fi as part of the government’s Digital India campaign and the promotion of 4G data packs by leading telecoms will only help boost the quality of digital infrastructure in India.

Our portfolio of films over the last three completed fiscal years comprised 132 films. In fiscal 2018 our aggregate revenues were $261.3 million and we released 24 films in total either in India, overseas or both. These comprised 14 Hindi films, 1 Tamil film and 9 regional language films. The Company’s strong portfolio of films like Munna Michael (Hindi), Shubh Mangal Savdhaan (Hindi), Sarkar 3 (Hindi), Oru Kidayin Karunai Manu (Tamil), Newton (Hindi), Sniff (Hindi), Posto (Bengali), Raid (Overseas) drove theatrical, television and digital/ancillary revenues worldwide.

Our total revenues for fiscal 2018 increased to $261.3 million from $253.0 million in fiscal 2017, our net income decreased to $(9.7) million for fiscal 2018 from $11.5 million in fiscal 2017 which was mainly on account of non-cash expenses of $51.1 million in fiscal 2018 against non-cash (income) of $10.6 million in fiscal 2017. The resultant EBITDA (Non-GAAP) also decreased to $20.2 million in fiscal 2018 from $42.5 million in fiscal 2017. The Adjusted EBITDA (Non-GAAP) increased to $78.6 million from $55.7 million in fiscal 2017 on account of lower amortization charge associated to lower cost of comparable film mix. The Gross Adjusted EBITDA (Non-GAAP) increased to $193.9 million from $191.0 million.

The tables below set forth, for the periods indicated, revenue by primary geographic area based on customer location, and the percentage share of total revenue.

	Year ended March 31,
	2018	2017	2016
	(in thousands)
India	$109,986	$129,251	$158,843
Europe	7,739	7,695	24,367
North America	5,147	10,132	19,865
Rest of the world	138,381	105,916	71,353
Total revenues	$261,253	$252,994	$274,428

	Year ended March 31,
	2018	2017	2016
	(%)
India	42.1	51.1	57.9
Europe	3.0	3.0	8.9
North America	2.0	4.0	7.2
Rest of the world	52.9	41.9	26.0
Total revenues	100.0%	100.0%	100.0%

We believe the following competitive strengths position us as a leading global company in the Indian film entertainment industry.

Leading co-producer and acquirer of new Indian film content, with an extensive film library.

As one of the leading participants in the Indian film entertainment industry we believe our size, scale and market position will continue contributing to our growth in India and internationally. We have established our size and scale by aggregating a film library of over 3,000 films. We have demonstrated our leading market position by releasing, internationally or globally, Hindi language films which were among the top grossing films in India in calendar years 2016, 2015 and 2014. We believe that we have strong relationships with the Indian creative community and a reputation for quality productions. We have also announced partnership with Reliance to equally invest up to $150 million to produce and acquire Indian films and digital originals across all languages. This investment will dramatically scale Eros’ capabilities in content production, marketing, and distribution.

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

We distribute our films to the Indian population in India, the South Asian diaspora worldwide and to non-Indian consumers who view Indian films that are subtitled or dubbed in local languages. Internationally, our distribution network extends to over 50 countries, such as the United States, the United Kingdom and throughout the Middle East, where we distribute films to Indian expatriate populations, and to Germany, Poland, Russia, Romania, Indonesia, Malaysia, Taiwan, Japan, South Korea, China and Arabic and Spanish speaking countries, where we release Indian films that are subtitled or dubbed in local languages. China is increasingly becoming an important market and we expect to release selected successful films from our slate for wider release into China. We entered the China market in fiscal year 2018 by releasing Bajarangi Bhaijaan across more than 8,000 screens in March 2018 and has grossed approximately $45 million at the box office since release. We are also planning the release of our Indo-Chinese co-productions in fiscal 2020 in India, China and the rest of the world. Through this global distribution network, we distribute Indian entertainment content over three primary distribution channels — theatrical, television syndication and digital and ancillary platforms. Our primarily internal distribution network allows us greater control, transparency and flexibility over the regions in which we distribute our films, which we believe results in the direct exploitation of our films without the payment of significant commissions to sub-distributors.

Diversified revenue streams and pre-sale strategies mitigate risk and promote stable cash flow generation.

Our revenue model is diversified by three major distribution channels:

•	theatrical distribution;
•	television syndication; and
•	digital distribution and ancillary products and services, including Eros Now.

In fiscal 2018, our revenues from theatrical distribution accounted for nearly 30.3% of our aggregate revenues, revenues from television syndication accounted for 37.2% and digital distribution and ancillary revenues accounted for 32.5%, reflecting our diversified revenue base that reduces our dependence on any single distribution channel.

We bundle library titles with new releases to maximize cash flows and we also utilize a pre-sale strategy to mitigate new production project risks by obtaining contractual commitments to recover a portion of our capitalized film costs through the licensing of television, music and other distribution rights prior to a film’s completion.

Television pre-sales in India are an important factor in enhancing revenue predictability for our business and are part of our diversification strategy to mitigate risks of cash flow generation. For fiscal 2018, we had pre-sales visibility for some of our films such as Munna Michael, Sarkar 3, Shubh Mangal Saavdhan. For fiscal 2017, pre-sales from sale of satellite television rights was achieved for our films such as Housefull 3, Dishoom, Baar Baar Dekho, Rock On 2, Banjo, Ki & Ka along with some regional films. In fiscal 2017, for our two high budget Hindi films we had recouped 31% to 57% of the direct production cost through television and other pre-sales and had recouped 108% and 93% of our direct production cost of the two Telugu films released through contractual commitments prior to the films releases, and 96% of our direct production cost of one Tamil film released through contractual commitments prior to the film’s release.

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

Strong brand with fast growing international reach

Theatrical Distribution Outside India: Outside India, we distribute our films theatrically through our offices in Dubai, Singapore, the United States, the United Kingdom, Australia and Fiji and through sub-distributors in other markets. In our international markets, instead of focusing on wide releases, we select a smaller number of theaters that play films targeted at the expatriate South Asian population or the growing international audiences for Indian films. We generally theatrically release subtitled versions of our films internationally on the release date in India, and dubbed versions of films in countries outside India 12-24 weeks after their initial theatrical release in India sometimes after a long gap. In Russia, we recently partnered with Central Partnership, an affiliate of Gazprom Media, to promote and distribute Indian and Russian content across multiple platforms in both countries.

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

Our Strategy

Our strategy is driven by the scale and variety of our content and the global exploitation of that content through diversified channels. Specifically, we intend to pursue the following strategies:

Scaling up productions and co-productions including recently announced partnership with Reliance, to augment our film library and focus on creating never before seen Digital content.

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

We continue to be focused on ramping up our own productions and co-productions through key partnerships. These partnerships include our partnership with talented producer-director, Aanand L Rai (Colour Yellow Production) and our partnership with Reliance to equally invest up to $150 million to produce and acquire Indian films and digital originals across all languages. This investment will dramatically scale Eros’ capabilities in content production, marketing, and distribution. Eros and Reliance formed Reliance Eros Productions LLP which will make new strides on the digital and content forefronts, benefitting from the platform synergies across technology, content and digital platforms. We have also partnered with Phars Film, one of the UAE’s largest film distribution and exhibition network. We intend to partner with Pana Film, one of the largest Turkish film studios for Indo-Turkish co-productions. We also have a distribution partnership with Central Partnership in Russia, that we believe will open new markets for Eros releases. These strategic partnerships not only help us augment our in-house content production model but also expand our geographical canvas for content monetization.

Our focus is to become a global digital content company. Eros Now launched an original short film, ‘Toffee’ by Tahira Kashyap. Toffee has already garnered critical appreciation at various festivals including the 30th Cinekid International Film Festival, Amsterdam, the 14th Bahamas International Film Festival and MAMI. We also recently launched our first worldwide direct-to-digital original film, Meri Nimmo, in association with acclaimed director Aanand L Rai. In addition, over the next year Eros Now is planning to launch approximately 20 original episodic programs. Eros Now enhances its consumer appeal through exploring dynamic genres to create unseen, relatable and contemporary “Originals” that target the youth of India and are an important part of the Eros Now content strategy. Eros Now’s original content offering began with the release of Salute Siachen, India’s first ever celebrity high endurance expedition to the Siachen Glacier which was shot on a mobile phone. Eros Now has also added a series of short originals titled Black and White which range from interviews to tête-à-tê with leading talent from the Indian film industry and are shot exclusively for Eros Now. Another short form of original content available on Eros Now is “E-Buzz”, this offers exclusive behind the scene to all social celebrity events on the calendar.

To promote Eros Now, our OTT digital entertainment service platform, as the preferred choice for online entertainment by consumers across digital platforms.

As per Telecom Regulatory Authority of India (TRAI) there were over 1.2 billion wireless subscribers in India at the end of February 2018. The number of wireless internet users in India are likely to cross 829 million by 2021. The adoption of 4G is gradually increasing and now 3G and 4G constitute over 75% of the overall wireless internet user base. Initiatives such as broadband rollout and public Wi-Fi as part of the government’s Digital India campaign and the promotion of 4G data packs by leading telecoms will only help boost the quality of digital infrastructure in India.

Eros Now is increasingly focused on offering quality content including Indian films, music and original shows, opening new markets, delivering consumer friendly product features such as offline viewing and subtitles and adopting a platform agnostic distribution strategy across all operating systems and platforms across mobile, tablets, cable or internet, including through deals with OEMs. Eros Now had over 100 million registered users and over 7.9 million paying users in March 2018. While a majority of users are from India, Eros Now has registered users in 135 different countries. Eros Now has rights to over 11,000 films, out of which around 5,000 films are owned in perpetuity, across Hindi and regional languages. Eros Now service is integrated with some of India’s leading telecom operators, Jio, Bharti Airtel, Idea Cellular, and Vodafone and has partnered with Micromax, Samsung and Smartron to pre-bundle Eros Now in smart phones to be sold in India. Eros Now also entered into a strategic distribution partnership with Xiaomi, India’s leading smartphone brand for its smart Mi LED TVs. With these platforms offering Eros Now integrated as part of their video services, it has increased Eros Now’s potential of reaching a significant number of India’s total mobile subscribers. We continue to believe that Eros Now will be a significant player within the OTT online Indian entertainment industry, especially given the rapidly growing internet and mobile penetration within India.

Capitalize on positive industry trends driven by roll-out of high speed 4G services in the Indian market.

Propelled by the economic expansion within India and the corresponding increase in consumer discretionary spending, the FICCI Indian Media and Entertainment Industry Report 2018 (FICCI Report 2018) projects that the dynamic Indian media and entertainment industry will grow at a 11.3% compound annual growth rate, or CAGR, from $22.7 billion in 2017 to $31.3 billion by 2020, and that the Indian film industry will grow from $2.4 billion in 2017 to $3.0 billion in 2020. India is one of the largest film markets in the world. In fiscal 2018 the average ticket price amongst the two leading multiplex cinema chains in India was $3.11 compared to $2.88 in fiscal 2017, a 7.8% increase year-on-year.

The Indian television market is the second largest in the world after China, reaching an estimated 183 million television, or TV households in 2017. FICCI Report 2018 projects that the Indian television industry will grow from $10.2 billion in 2017 to $13.3 billion in 2020. The growing size of the television industry has led television satellite networks to provide an increasing number of channels, resulting in competition for quality feature films for home viewing in order to attract increased advertising and subscription revenues.

Broadband and mobile platforms present growing digital avenues to exploit content. As per the latest Telecom Regulatory Authority of India report, there were over 1.2 billion wireless subscribers in India at the end of February 2018. The number of wireless internet users in India is likely to exceed 829 million by 2021. The adoption of 4G is gradually increasing and now 3G and 4G constitute over 75 % of the overall wireless internet user base. Online video audience in the country is expected to reach 500 million by 2020 from 250 million in 2017, a 2x growth driven by rapidly increasing mobile penetration, increasing Internet speeds, advent of 4G and falling data charges. By 2020, India is expected to become the second largest video-viewing audience globally.

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

Our growth from non-diaspora international markets shows a growing appetite for the content of the Indian Film Industry in many new markets. One of our strongest potential markets, China, with a market size of $6.2 billion and almost 41,000 screens, is projected have more than 80,000 screens, nearly twice as many as the United States by FY2021. We believe our memorandum of understanding to collaborate with China Film Corp., Shanghai Film Group Co. Ltd. and Fudan University Press Co. Ltd. to co-produce and distribute Sino-Indian films will be an important step in maximizing our opportunity in China. The studio is also expanding into new film markets, which includes entry into China. We entered the China market in fiscal year 2018 by releasing Bajarangi Bhaijaan across more than 8,000 screens in March 2018 and has grossed approximately $45 million at the box office. Two projects will be co-produced with a leading Chinese studio, based on stories organically weaving the socio-cultural worlds of India and China. Additionally, the films will be shot in both Chinese and Hindi. We intend to promote and distribute our films in additional countries, and further expand in countries where we already distribute, when we believe that demand for Indian filmed entertainment exists or the potential for such demand exists. We have also entered into arrangements with local distributors in Taiwan, Japan, South Korea, and China to distribute dubbed or subtitled Eros films through theatrical release, television broadcast or DVD release. Additionally, we believe that the general population growth in India experienced over recent years may eventually lead to increasing migration of Indians to other regions, resulting in increased demand for our films internationally. In Russia, we recently partnered with Central Partnership, an affiliate of Gazprom Media, to promote and distribute Indian and Russian content across multiple platforms in both countries.

Expand our regional Indian content offerings.

We continue to be committed to promoting regional content films and growing the regional movie industry. We will utilize our resources, international reputation and distribution network to continue expanding our non-Hindi content offerings to reach the substantial Indian population whose main language is not Hindi. While Hindi films retain a broad appeal across India, the diversity of languages within India allows us to treat regional language markets as distinct markets where particular regional language films have a strong following.

Our regional language films include Marathi, Malayalam, Punjabi and Bengali films. Our Malayalam film Pathemari had won a national award for Best Malayalam Film. We intend to use our existing distribution network across India to distribute regional language films to specific territories. Where opportunities are available and where we have the rights, we also intend to exploit re-make rights to some of our popular Hindi films into non-Hindi language content targeted towards these regional audiences.

Slate Profile

The success of our film distribution business lies in our ability to acquire content. Each year, we focus on the acquisition and distribution of a diverse portfolio of Indian language and themed films that we believe will have a wide audience appeal. For fiscal 2018, our releases included 14 new Hindi films, of which one was high budget film, and one was Tamil language film. Our typical annual slate of new releases consists of both Hindi language films as well as films produced specifically for audiences whose main language is not Hindi, primarily Tamil, and to a lesser extent other regional Indian languages. Our most expensive films are generally the high and medium budget films (mainly Hindi and a few Tamil and Telugu films) that we release globally each year. The remainder of the films (mainly Hindi but also Tamil and/or Telugu) included in each annual release slate is built around these high budget films to create a slate that will attract varying segments of the audience. The remainder of the slate consists of Hindi, Tamil, Telugu and other language films of a lower budget.

We are focusing on content driven films with appropriate budgets in order to generate an attractive rate of return. We seek to mitigate the risks associated with high budget films through the use of our extensive pre-sale strategies. we have increased our focus on Tamil and Telugu films for similar reasons. In addition, we can release a Tamil and Hindi film on the same date as they cater to different audiences, which allow us to effectively schedule releases for our film portfolio and to take a greater combined share of the box office on those release dates. Our slate contained five high and medium budget films in fiscal 2018, of which four were Hindi and one was Tamil film and fifteen high budget and medium films in fiscal 2017, of which eight were Hindi, three Tamil two were Telugu and two were regional films.

Hindi Film Content. Our typical annual slate of films is comprised of high or medium budget films in the popular comedy and romance genres, supported by lower budget films.

Selected Hindi Releases in fiscal 2018 (a)

Film	Cast/(Director)	Genre	Actual Month of Release
Sarkar 3	Amitabh Bachchan, Amit Sadh, Ronit Roy, Yami, Jackie Shroff (Ram Gopal Verma)	Drama	May 2017

Munna Michael	Tiger Shroff, Nidhhi Agerwal, Nawazuddin Siddiqui (Sabbir Khan)	Action	July 2017

Sniff	Khushmeet Gill, Surekha Sikri, Manmeet Singh among others (Amole Gupte)	Kid's action	August 2017

Shubh Mangal Savdhaan	Ayushman Khurana, Bhumi Pednekar (Prasanna / Colour Yellow Productions)	Romantic comedy	September 2017

Newton	Rajkummar Rao, Pankaj Tripathi and Raghubir Yadav	Drama / Comedy	September 2017

Mukkabaaz	Vineeth Kumar & Zoya (Anurag Kashyap / Colour Yellow Productions)	Sports drama	January 2018

(a) The list of films set forth in the table above is not a complete list of all the films released in the period by us and only covers selected Hindi film releases. We released a total of 24 films in fiscal 2018 of which 14 were Hindi films.

Tamil, Telugu and Other Regional Film Content. In order to respond to consumer demand for regional films, we have a slate of films produced in languages other than Hindi, such as Tamil, Telugu, Marathi, Malayalam, Bengali and Punjabi.

Selected Tamil, Telugu and other regional language releases in fiscal 2018 (a)

Film	Cast/(Director)	Genre	Actual Month of Release

Oru Kidayin Karunai Manu (Tamil)	Vidharth, Raveena Ravi (Suresh Sangiah)	Drama	June 2017

Tujha Tu Majha Mi (Marathi)	Lalit Prabhakar, Neha Mahajan (Kuldeep Jadhav)	Romance	June 2017

Posto (Bengali)	Soumitra Chatterjee, Lily Chakraborty (Shibhoprasad Mukherjee & Nandita Roy)	Drama/Family	May 2017

Rang Be Rang Er Kori (Bengali)	Rituparna Sengupta, Arunima Ghosh (Ranjan Ghosh)	Drama	March 2018

Viswa Vikhyatharaya Payyanmar (Malayalam)	Deepak Parambol, Aju Varghese, Sudhi Koppa	Romance/Comedy	October 2017

(a) The list of films set forth in the table above is not a complete list of all the films released in the period by us and only covers selected Tamil and Telugu film releases. We released a total of 24 films in fiscal 2018 of which 10 were regional films.

Tamil films are predominantly star-driven action or comedy films, which appeal to audiences distinct from audiences for more romance- focused Hindi films. We believe that a Tamil or Telugu film and a Hindi film can be released simultaneously on the same date without adversely affecting business for either film as each caters to a different audience.

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

Selected Major Releases in fiscal 2019(a)

Film	Cast/(Director)

Meri Nimmob)	Anjali Patil, Karan Dave (Rahul Sanklya / Colour Yellow Productions)

Bhavesh Joshi	Harshvardhan Kapoor (Vikram Motwane / Phantom Films)

Manmarziyaan	Abhishek Bachchan, Vicky Kaushal, Tapsee Pannu (Anurag Kashyap / Colour Yellow Productions)

Happy Pill (Bengali)	Ritwick Chakraborty, Sohini Sarkar (Mainak Bhowmick)

Happy Phir Bhaag Jayegi	Sonakshi Sinha, Abhay Deol, Jimmy Shergill (Mudassar Aziz / Colour Yellow Productions)

Haathi Mere Saathi (Hindi / Tamil / Telugu)	Rana Dugabatti, Pulkit Samrat, Zoya Hussain, Kalki Koechlin (Prabhu Soloman)

Kaptan	Saif Ali Khan, R Madhavan, Sonakshi Sinha (Navdeep Singh / Colour Yellow Productions)

Saakshyam (Telugu)	Bellamkonda Sreenivas and Pooja Hegde (Sriwass / Abhishek Pictures )

Mumbai Pune Mumbai 3 (Marathi)	Swapnil Joshi, Mukta Barve

______________

(a)	The list of films set forth in the table above is for illustrative purposes only, is not complete and only includes released and anticipated future releases. Due to the uncertainties involved in the development and production of films, the date of their completion can be significantly delayed, planned talent can change and, in certain circumstances, films can be cancelled or not approved by the Indian Central Board of Film Certification. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Our films are required to be certified in India by the Central Board of Film Certification.”
(b)	Direct-to-Digital Release

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

Content Development and Sourcing

We currently acquire films using two principal methods — by acquiring rights for films produced by others, generally through a license agreement, and by co-producing films with a production house, typically referred to as a banner, that is usually owned by a top Indian actor, director or writer, on a project by project basis. We regularly co-produce and acquire film content from some of the leading banners in India. We continue to be focused on ramping up our own productions and co-productions through key partnerships. These partnerships include the ones we have with - talented producer-director, Aanand L Rai (Colour Yellow Production) and our recently announced partnership with Reliance Industries Ltd, India’s largest private sector company, to jointly produce and consolidate content from across India. The new partnership will equally invest up to $150 million to produce and acquire Indian films and digital originals across all languages. We have also partnered with Phars Film, one of the UAE’s largest film distribution and exhibition network. We also intend to also partner with Pana Film, one of the largest Turkish film studios for Indo-Turkish co-productions. These strategic partnerships not only help us augment our in-house content production model but also expands our geographical canvas for content monetization.

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

For films that we co-produce, in exchange for our commitment to finance typically 100% of the agreed-upon production budget for the film and agreed budget adjustments, we typically share ownership of the intellectual property rights in perpetuity and secure exclusive global distribution rights for all media for at least twenty years. After we recoup our expenses, we and the co-producers share in the proceeds of the exploitation of the intellectual property rights. Pending determination of the actual production cost of the film, we also agree to a pre-determined production fee to compensate the co-producer for his services, which typically ranges from 10%-15% of the total budget. We typically also provide a share of net revenues to our co-producers. Net revenues generally means gross revenues less our distribution fee, distribution cost and the entire amount we have paid as committed financing for production of the film. Our distribution fee varies for each of the co-produced films, but is generally either a continuing 10% to 20% fee on all revenues, or a capped amount that is calculated as a percentage of the committed financing amount for production of the film. In some cases, net revenues also deduct an overhead charge and an amount representing an interest charge on some or all of the committed financing amount. Typically, once we agree with the co-producer on the script, cast and main crew including the director, the budget and expected cash flow through a detailed shooting schedule, the co-producer takes the lead in production and execution. We normally have our executive producer on the film to oversee the project.

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

Our Film Library

We currently own or license rights to over 3,000 films, including recent and classic titles that span different genres, budgets and languages. Eros Now has rights to over 11,000 films, out of which around 5,000 films are owned in perpetuity, across Hindi and regional languages from Eros’s internal library as well as third party aggregated content, which we believe makes it one of the largest Indian movie offering platforms around the world. Our film library has been built up over more than 40 years and includes hits from across that time period, including, among others, Newton, Munna Michael, Subh Mangal Saavadhan, Ki & Ka, Housefull 3, Dishoom, Baar Baar Dekho, Bajrangi Bhaijaan, Bajirao Mastani, Tanu Weds Manu Returns, NH10, Badlapur, Devdas , Hum Dil De Chuke Sanam, Lage Raho Munna Bhai, Vicky Donor, English Vinglish, and Goliyon Ki Raasleela: Ram-Leela. We have acquired most of our film content through fixed term contracts with third parties, which may be subject to expiration or early termination. We own the rights to the rest of our film content as co-producers or sole producer of those films. Through such acquisition and co-production arrangements, we seek to acquire rights to 40 to 50 additional films each year. While we typically hold rights to exploit our content through various distribution channels, including theatrical, television and new media formats, we may not acquire rights to all distribution channels for our films. In particular, we do not own or license the music rights to a majority of the films in our library. We expect to maintain more than half of the rights we presently own through at least December 31, 2025.

In an effort to reach a wide range of audiences, we maintain rights to a diverse portfolio of films spanning various genres, generations and languages. More than 55% of the films in our Hindi library are films produced in the last 15 years. We own or license rights to films produced in several regional languages, including Tamil, Telugu, Kannada, Marathi, Bengali, Malayalam and Punjabi.

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

A summary of certain key features of our film library rights as of March 31, 2018 follows below.

	Hindi Films	Regional Language Films (excluding Kannada films)	Kannada Films

Approximate percentage of total library	17%	67%	16%

Approximate percentage of co-production films	1%	Less than 1%	Not applicable

Minimum remaining term of exclusive distribution rights for total films (approximate percentage of rights expiring at the earliest in the periods indicated)	2020 or earlier:22% 2021-2025: 39% 2026-2030: 25% 2031-2045: 2% Perpetual rights, subject to applicable copyright law limitations: 12%	2020 or earlier: 20% 2021-2025: 16% 2026-2030: 6% 2031-2045: 1% Perpetual rights, subject to applicable copyright law limitations: 57%	Perpetual rights, subject to applicable copyright law limitations: 100%

Remaining term of exclusive distribution rights for co-production (approximate percentage of rights expiring earliest in the periods indicated)	2020 or earlier: 0% 2021-2025: 0% 2026-2030: 0% 2031-2045: 0% Perpetual rights, subject to applicable copyright law limitations: 100%	Perpetual rights, subject to applicable copyright law limitations: 100%	Not applicable

Date of first release (by Eros or prior rights owner)	1933-2018	1935-2018	*

Rights in major distribution channels	Theatrical: 21% Television syndication: 21% Digital: 92%	Theatrical: 10% Television syndication: 13% Digital: 94%	Digital: 100%

Music Rights (approximate percentage of films)	10%	13%	0%

Production Years (approximate percentage of films produced in the periods indicated)	1933-1965: 13% 1966-1990: 19% 1991-2000: 7% 2001-2018: 61%	1933-1965: 3% 1966-1990: 26% 1991-2000: 22% 2001-2018: 49%	*

* Our Kannada digital rights library was acquired in September 2010, subsequent to the production and date of first release for these films, and consequently this information is not in our records.

Distribution Network and Channels

We distribute film content primarily through the following distribution channels:

·	theatrical, which includes multiplex chains and stand-alone theaters;
·	television syndication, which includes satellite television broadcasting, cable television and terrestrial television; and
·	digital and ancillary which primarily includes IPTV, VOD, music, inflight entertainment, home video, internet channels and Eros Now.

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

Certain information regarding our initial distribution rights to films initially released in the three fiscal years 2018, 2017 2016 is set forth below:

	Year ended March 31,
	2018	2017	2016
Global (India and International)
Hindi films	10	8	27
Regional films (excluding Tamil films)	3	12	6
Tamil films	1	3	8
International Only
Hindi films	1	3	5
Regional films (excluding Tamil films)	—	—	-
Tamil films	—	12	10
India Only
Hindi films	3	1	1
Regional films (excluding Tamil films)	6	5	5
Tamil films	0	1	1
Total	24	45	63

“High budget” films refer to Hindi films with direct production costs in excess of $8.5 million and for Tamil and Telugu films with direct production costs in excess of $7.0 million, in each case translated at the historical average exchange rate for the applicable fiscal year. “Low budget” films refer to Hindi, and regional films with less than $1.0 million in direct production costs, in each case translated at the historical average exchange rate for the applicable fiscal year. “Medium budget” films refer to Hindi, and regional films within the remaining range of direct production costs.

We distribute content in over 50 countries through our own offices located in key strategic locations across the globe. In response to Indian cinemas’ continued growth in popularity across the world, especially in non-English speaking markets, including Germany, Poland, Russia, Southeast Asia and Arabic speaking countries, we offer dubbed and/or subtitled content in over 25 different languages. We have entered into co-production deals with Chinese film companies. In addition to our internal distribution resources, our global distribution network includes relationships with distribution partners, sub- distributors, producers, directors and prominent figures within the Indian film industry and distribution arena.

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

We entered into agreements with certain key multiplex operators to share net box office collections for our theatrical releases with the exhibitor for a predetermined base fee of 50% of net box office collections for the first week, after which the split decreases over time.

We primarily enter into agreements on a film-by-film and exhibitor-by-exhibitor basis. To date, our agreements have been on terms that are no less favorable than the terms of the prior settlement agreements; however, we cannot guarantee such terms can always be obtained.

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

Marketing. The marketing campaign of a film is an integral part of the overall theatrical distribution strategy. It typically starts before the film goes into production with maximum impetus closer to the release of the film. Our marketing team creates a 360 degree campaign with specific emphasis across various media platforms - PR, Music, Digital, On ground, Brand Partnerships, Tie Ups etc. Each film campaign is unique and has a strategic, targeted approach based on the genre, talent involved, positioning of the movie, target group and overall strategy. Each film asset – Poster, Teaser, Trailer, Song etc is launched and mounted in an innovative way to create specific buzz and traction around the asset and the film.

The campaign is driven through strategic partnerships across Digital, TV, Radio, Print, Theatre and Brands to maximize visibility of the movie and drive box office conversions. The endeavor is to market the movie with minimum costs getting maximum mileage through strategic associations across mediums

Our marketing efforts are primarily managed by employees located in offices across India or in one of our international offices in Dubai, Singapore, the United States, the United Kingdom, Australia and Fiji. Occasionally, sub-distributors manage marketing efforts in regions that do not have a dedicated Eros team, using the creative aspects developed by us for our marketing campaigns. Managing marketing locally permits us to more easily identify appropriate local advertising channels and results in more effective and efficient marketing.

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

Television pre-sales in India are an important factor in enhancing revenue predictability for our business and are part of our diversification strategy to mitigate risks of cash flow generation. For fiscal 2018, we had pre-sales visibility for some of our films such as Munna Michael, Sarkar 3, Shubh Mangal Saavdhan. For fiscal 2017, pre-sales from sale of satellite television rights was achieved for our films such as Housefull 3, Dishoom, Baar Baar Dekho, Rock On 2, Banjo, Ki & Ka along with some regional films. In fiscal 2017, for our two high budget Hindi films we had recouped 31% to 57% of the direct production cost through television and other pre-sales and had recouped 108% and 93% of our direct production cost of the two Telugu films released through contractual commitments prior to the films releases, and 96% of our direct production cost of one Tamil film released through contractual commitments prior to the film’s release.

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

International Distribution. Outside of India, we license Indian film content to content aggregators to reach cable and pay subscribers and for broadcasting on major channels and platforms around the world, such as Channel 4 (U.K.), CCTV (China), MBC (Middle East), TV3 (Malaysia), Bollywood Channel (Israel), RTL2 (Germany) and National TV (Romania), amongst others. We also license dubbed content to Europe, Arabic-speaking countries and in Southeast Asia and other parts of the world. Often such licenses include not just new releases, but films grouped around the same star, director or genre. International pre-sales of television, music and other distribution rights are an important component of our overall pre-sale strategy. We believe that our international distribution capabilities and large library of content enable us to generate a larger portion of our revenue through international distribution.

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

In North America, we have an agreement with International Networks, a subsidiary of Comcast, to provide a SVOD service fully branded as ‘Eros Now’. The service is carried on most of the major cable network providers including Comcast, Cox Communications, Cablevision and Time Warner Cable. We provide all programming for this film and music channel and share revenues with the cable providers. We also provide content to Amazon Digital and participate in a revenue share deal. In Canada, Eros has signed a Program License Agreement for various movies with Rogers Broadcasting Limited. In Europe, we have recently partnered with My Digital Company (France), ESC Distribution (France) and MT Trading Ug (Germany).

Eros Now

As per the latest Telecom Regulatory Authority of India report, there were over 1.2 billion wireless subscribers in India at the end of February 2018. The number of wireless internet users in India is likely to exceed 829 million by 2021. The adoption of 4G is gradually increasing and now 3G and 4G constitute over 75 % of the overall wireless internet user base. Online video audience in the country is expected to reach 500 million by 2020 from 250 million in 2017, a 2x growth driven by rapidly increasing mobile penetration, increasing Internet speeds, advent of 4G and falling data charges. By 2020, India is expected to become the second largest video-viewing audience globally.

With falling smartphone prices, reduced data costs, increasing mobile data speed and the flexibility of viewing content at any hour of the day, OTT platforms are fast becoming favoured entertainment destination for youth. In fact, currently, 80% of the OTT content consumers are under 30 years of age and are starting to pay a premium for their choice of content according to the FICCI Report 2017. As of March 31, 2018, Eros Now has exceeded 100 million registered users and 7.9 million paying users worldwide across APP, WAP and Web. This growth represents a 58% increase over the last reported quarter and a 276% increase from 2.1 million paying subscribers in fiscal year 2017. We define paying subscribers to mean any subscriber who has made a valid payment to subscribe to a service that includes Eros Now services as part of a bundle or on a standalone basis, either directly or indirectly through an Original Equipment Manufacturer (“OEM”) or mobile telecom provider in any given month, be it through a daily, weekly or monthly billing pack, as long as the validity of the pack is for at least one month. Eros Now users have demonstrated some of the highest levels of engagement in the India OTT space. Average session time for an engaged Eros Now user is over 40 minutes which is an industry high.

We believe Eros Now has the largest movie Indian language content library worldwide with over 11,000 digital, out of which approximately 5,000 films are owned in perpetuity. Eros Now also has a deep library of short-form content, totalling over 4,400 short-form videos including music videos, trailers, original short exclusive interviews and marketing shorts.

Eros Now made its IPL debut in Season 11 as the title sponsor of Virat Kohli captained team, Royal Challengers Bangalore (RCB). The collaboration was a part of the company’s endeavour to build a truly digital video brand with Indian users and provide the best of entertainment the country has to offer. Keeping up with the FIFA World Cup fever, Eros Now launched Eros Now Betz, a unique app created for millions of football lovers globally. With Eros Now Betz, users were able to earn points for every correct prediction that they make while the matches are being played in real-time. The platform has also tied-up with brands across verticals like banking, lifestyle and food with State Bank of India (SBI), Gold's Gym, Paytm, Nature's Basket and Voonik.

Eros Now and Reliance Jio renewed their platform integration deal. Under the deal, Jio subscribers gained access to Eros Now’s high-quality content including full-length movies and thematically curated playlists along with functions such as multi-language subtitles for movies, music video playlists, regional language filters, video progression and a watch list of titles. Currently live on Samsung TV, Eros Now also entered into a strategic distribution partnership with Xiaomi, India’s leading smartphone brand for its smart Mi LED TVs. This distribution deal between Eros Now and Xiaomi is an extension of the immersive content experience that both partners offer. In addition to that, Eros Now has entered the Sri Lankan market through a partnership with Dialog Axiata, Sri Lanka’s premier connectivity provider, and will be available on the Dialog ViU app. Eros Now is available on App Store, Play Store for download and can be streamed on any device including Android, Amazon Fire TV stick, Android TV, Apple TV, Opera TV, making the entertainment experience platform agnostic. Having tie-ups across payment gateways and financial systems worldwide it gives a seamless experience to the consumers for payments and downloads.

Eros Now Originals

In April 2018, Eros Now successfully premiered its first worldwide direct-to-digital original film 'Meri Nimmo', in association with acclaimed director Aanand L Rai, to positive critical reception. The platform is excited for its slate of originals, with global concepts that will entertain audiences, are being produced internally in partnership with the best talent. Over the next year, Eros Now is planning to launch an exclusive stable of feature films, made-for-digital originals films and over 20 original episodic programs, out of which three original series - Flip, Smoke and Side Hero will be launched at the beginning of September. While films like Meri Nimmo and Toffee are live on the platform, upcoming titles like Blue Oak Academy, August 25th, Bhumi, Dashavatar, Minerva Mills Malady and Kurukshetra will range across genres of drama, comedy, thriller, crime, horror and mythology. These originals will have popular names like Rohan Sippy, Kunal Roy Kapoor, Rajat Kapoor, Siddharth Anand and Pavan Kriplani associated with them in various capacities. A selection of upcoming titles includes:

•	Smoke: An unflinching look at the politics within the drug mafia that resides in the intoxicant riddled underbelly of its tropical paradise, Goa. Smoke is lead by an all-star cast including Jim Sarbh, Gulshan Devaiah, Kalki Koechlin, Mandira Bedi, Tom Alter amongst others.

•	Blue Oak Academy: A teen-drama thriller that follows one young boy’s quest to exact revenge with the most prestigious academic institution of the nation.

•	Side Hero with Rohan Sippy: Featuring Kunaal Roy Kapur as a fictionalised version of himself – the less successful younger brother of a hotshot Bollywood producer and star – this comedy drama follows Kunaal trying to land a leading role in a bid to prove that his profession of acting is not just a ‘hobby.’

•	August 25th starring Rajat Kapoor (Short Film): A sci-fi drama that considers the possibility of time travel and the doors that might open up for mankind.

•	Flesh with Siddharth Anand: An eight-year-old girl goes missing and her NRI parents are forced to seek the help of a suspended female cop in their search for her. An ex-human trafficker is blackmailed to join the search or else risk his sinful past catching with him.

•	Swarajya: On the eve of India's independence, two senior civil servants in Nehru's government find themselves in the center of the storm, having to deal with myriad issues relating to the transfer of power and birth of a new nation.

•	Minerva Mills Malady: Following the Minerva Mills Case in the 1970s through the eyes of the petitioners.

•	Kurukshetra with Prakash Kovalamadhi: The tribals thought they were Gods. The army thought they were militants. What they turn out to be, are five children with ‘superpowers’ emerging from a genetic mutation. And with destinies that, almost uncannily, resemble the trajectory of the Mahabharata.

•	Hacked with Abbas Tyrewala: A young man must team up with the spirit of a dead hacker that haunts his new laptop to uncover the truth behind his killing, leading them to a bloody conspiracy of murdered nuclear scientists.

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

Music

Music is integral to our films, and when we obtain global, all-media rights in our acquired or co-produced films, music rights typically are included. Film music rights are often marketed and monetized separate from the underlying film, both before and after the release of the related films. In addition, we act as a music publisher for third party owned music rights within India. Through our internal resources and network of licensees, we are able to provide our consumers with music content directly, through third party platforms or through licensing deals. The content is primarily taken from our film content and the revenues are derived from mobile rights, MP3 tracks, sold via third party platforms such as iTunes and mobile operator platforms as well as streaming services such as Spotify, Saavn and YouTube digital streaming, physical CDs and publishing/master rights licensing.

We also exploit the music publishing and master rights we own, which involves directly licensing songs to radio and television channels in India, synchronizing of music content to film, television and advertisers globally, as well as receiving royalties from public performance of these songs when they are played at public events. Ancillary revenues from public performances in India are collected and paid over to us through Novex, which monitors, collects and distributes royalties to its members.

Intellectual Property

As our revenues are primarily generated from commercial exploitation of our films and other audio and/or audio-visual content, our intellectual property rights are a critical component of our business. Unauthorized use/access of intellectual property, particularly piracy of DVDs and CDs, as well as on-line piracy through unauthorized streaming/downloads, is widespread in India and other countries, and the mechanisms for protecting intellectual property rights in India and such other countries are not as effective as those of the United States and certain other countries. In order to restrict piracy, we participate directly and through industry organizations by way of actions including legal claims against persons/entities who illegally pirate our content. Further we also deal with piracy by promoting and marketing our films to the highest standards in order to ensure maximum viewership and revenues early in its release and shortening the period between the theatrical release of a film and its legitimate availability on DVD and VCD in the market. This is supported by the trend in the Indian market for a significant percentage of a film’s box office receipts to be generated in the first few weeks after release.

Recently, there has been a rapid transition of consumer preference from physical to digital modes of consumption of film and related content via on-line, mobile and digital platforms. This has enabled our OTT platform “Eros Now” to grow rapidly. However, this business faces competition from sites offering unauthorized pirated content. In order to tackle this issue of on-line piracy, we have adapted modernized Digital Right Management technology in order to ensure that our content is protected from unauthorized and illegal access and copying.

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

Trademark protection in India:

We use a number of trademarks in our business, all of which are owned by our subsidiaries. Our Indian subsidiaries currently own over 120 Indian registered trademarks and domain names, which are used in their business, including the registered trademark “Eros,” “Eros International,” “Eros Music,” and “Eros Now”. However, certain of our trademarks used in India are still under the process of registration. A majority of these registrations, and certain applications for registrations, are in the name of our subsidiaries Eros India, Eros Films or Eros Digital Private Limited, with whom we have an informal arrangement with respect to the use of such trademarks. The registration of any trademark in India is a time- consuming process, and there can be no assurance as to when any such registration will be granted.

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

Some of our direct competitors, such as The Walt Disney Company (“Disney”), 20th Century Fox Pictures and Viacom Studio 18, have moved toward similar models in addition to their other business lines within the Indian entertainment industry. We also face competition from the direct or indirect presence in India of significant global media companies, including the major Hollywood studios. Disney has acquired 100% of UTV and Viacom has ownership interests in Viacom Studio 18, while other Hollywood studios, such as News Corporation and Sony, have established local operations in India for film distribution, and have released a limited number of Indian films. Our primary competitors for Indian film content in the markets outside of India are UTV, Fox, Viacom and Yash Raj Films. We believe our experience and understanding of the Indian film market positions us well to compete with new and existing entrants to the Indian media and entertainment sector. Based on gross collections reported by comScore, our market share (as an average over the preceding seven calendar years to 2017) is 27% of all theatrically released Indian language films in the United Kingdom and the U.S.. Competition within the industry is based on relationships, distribution capabilities, reputation for quality and brand recognition.

Our Film Library

We currently own or license rights to films currently comprising over 3,000 films, including recent and classic titles that span different genres, budgets and languages. Eros Now has rights to over 11,000 films, out of which around 5,000 films are owned in perpetuity, across Hindi and regional languages from Eros’s internal library as well as third party aggregated content which it believes makes it one of the largest Indian movie offering platforms around the world. Our film library has been built up over more than 40 years and includes hits from across that time period, including among others Newton, Shubh Mangal Savdhan, Ki & Ka, Housefull 3, Sardaar Gabbar Singh, , Dishoom Bajrangi Bhaijaan, Bajirao Mastani, Tanu Weds Manu Returns, NH10, Badlapur, Devdas, Hum Dil De Chuke Sanam, Lage Raho Munna Bhai, Vicky Donor, English Vinglish, and Goliyon Ki Raasleela: Ram-Leela. We have acquired most of our film content through fixed term contracts with third parties, which may be subject to expiration or early termination.

We own the rights to the rest of our film content as co-producers or sole producer of those films. Through such acquisition and co-production arrangements, we seek to acquire rights to at least 40-50 additional films each year. While we typically hold rights to exploit our content through various distribution channels, including theatrical, television and new media formats, we may not acquire rights to all distribution channels for our films. In particular, we do not own or license the music rights to a majority of the films in our library. We expect to maintain more than half of the rights we presently own through at least March 31, 2025.

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

Beginning on November 13, 2015, the Company was named a defendant in five substantially similar putative class action lawsuits filed in federal court in New Jersey and New York by purported shareholders of the Company. The three actions in New Jersey were consolidated, and, on May 17, 2016, were transferred to the United States District Court for the Southern District of New York where they were then consolidated with the other two actions on May 27, 2016. In general, the plaintiffs alleged that the Company, and in some cases also the Company's management, violated the federal securities laws by overstating the Company's financial and business results, enriching the Company's controlling owners at the expense of other shareholders, and engaging in improper accounting practices.

On April 5, 2016, a lead plaintiff and lead counsel were appointed in the now consolidated New York action. A single consolidated complaint was filed on July 14, 2016 and amended on October 10, 2016. The amended consolidated complaint alleged that the Company and certain individual defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, but did not assert certain claims that had been asserted in prior complaints. The remaining claims were primarily focused on whether the Company and individual defendants made material misrepresentations concerning the Company's film library and materially misstated the usage and functionality of Eros Now, our digital OTT entertainment service. On September 25, 2017, the United States District Court for the Southern District of New York entered a Memorandum & Order dismissing the putative class action with prejudice.

On October 23, 2017, lead plaintiffs filed a Notice of Appeal, individually and on behalf of the putative class, to the United States Court of Appeals for the Second Circuit. The appeal does not dispute the District Court’s dismissal, with prejudice, of lead plaintiffs’ allegations relating to the Company’s film library. The only remaining claim pertains to alleged misstatements concerning the usage and functionality of Eros Now.

On September 29, 2017, the Company filed a lawsuit against Mangrove Partners, Manuel P. Asensio, GeoInvesting, LLC, and other individuals and entities alleging the defendants and other co-conspirators disseminated material false, misleading, and defamatory information about the Company and are engaging in other misconduct that has harmed the Company. On May 31, 2018, the Company filed an amended complaint that added two new defendants and expanded the scope of the Company’s initial allegations. The amended complaint alleges that Mangrove Partners and many of its co-conspirators held substantial short positions in the Company's stock and profited when its share price declined in response to their multi-year disinformation campaign. The Company seeks damages and injunctive relief for defamation, trade libel, civil conspiracy, and tortious interference, including but not limited to interference with its customers, producers, distributors, investors, and lenders.

Eros India and its subsidiaries are involved in ordinary course government tax audits and assessments, which typically include assessment orders for previous tax years including on account of disallowance of certain claimed deductions.

In fiscal 2015, Eros received show causes assessment order from the Commissioner of Service Tax (India) levying an amount aggregating to $61 million (including interest and penalty of $30 million) for the period April 1, 2009 to March 31, 2015 on account of service tax arising on temporary transfer of copyright services and certain other related matters. The Company has filed an appeal against the said order before the authorities. Considering the facts and nature of levies and the ad-interim protection for service tax levy for a certain period granted by the Honourable High Court of Mumbai, the Group expects that the final outcome of this matter will be favorable. There is no further update on this matter as preliminary hearing is yet to begin. Accordingly, based on the assessment made after taking appropriate legal advice, no additional liability has been recorded in Group’s consolidated financial statements.

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

Miscellaneous. In addition to the foregoing, the following other points should be noted in relation to companies incorporated under the 2006 Act:

(a)	there are no prohibitions in relation to the company providing financial assistance for the purchase of its own shares (save in relation to a public company);
(b)	there is no differentiation between public and private companies, but a company may adopt a name ending in the words “Public Limited Company” or “public limited company” or the abbreviation “PLC” or “plc”;
(c)	there are simple share offering/annual report requirements;
(d)	there are reduced compulsory registry filings;
(e)	the statutory accounting requirements are simplified; and
(f)	the 2006 Act allows a company to indemnify and purchase indemnity insurance for its directors. Shareholders should note that the above list is not exhaustive.

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

Indian Takeover Regulations. The SEBI (Substantial Acquisition of Shares and Takeover) Regulations, 2011 came into effect on October 22, 2011, which was last amended on August 14, 2017, superseding the earlier takeover regulations. The Takeover Regulations provide the process, timing and disclosure requirements for a public announcement of an open offer in India and the applicable pricing norms.

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

Indian Companies Act. A majority of the provisions of the Companies Act, 2013 read with Companies (Amendment) Act 2017 are now in effect, bringing into effect significant changes to the Indian company law framework, such as in the provisions related to issue of capital, disclosures, corporate governance norms, audit matters, and related party transactions. The Companies Act, 2013 has also introduced additional requirements which do not have equivalents under the Companies Act, 1956, including the introduction of a provision allowing the initiation of class action suits in India against companies by shareholders or depositors, a restriction on investment by an Indian company through more than two layers of subsidiary investment companies (subject to certain permitted exceptions), and prohibitions on advances to directors. Indian companies with net worth, turnover or net profits of INR 5,000 million or higher during any financial year are also required to spend 2.0% of their average net profits during the three immediately preceding financial years on activities pertaining to corporate social responsibility. Further, the Companies Act, 2013 imposes greater monetary and other liability on Indian companies, their directors and officers in default, for any non-compliance.

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

As of July 30, 2018, the Founders Group holds approximately 38.6% of our issued share capital, which comprise all of our B ordinary shares and certain A ordinary shares. Beech Investments Limited, a company incorporated in the Isle of Man, is owned by discretionary trusts that include Eros director Kishore Lulla as a potential beneficiary.

The following diagram summarizes the corporate structure of our consolidated group of companies as of July 30, 2018:

Eros Organizational Chart (as of July 30, 2018)

(a)	Eros India holds 100% of each of its Indian subsidiaries other than Big Screen Entertainment Private Limited (India) and Colour Yellow Productions Private Limited (India), and Eros International Distribution LLP.
(b)	The group divested its entire 51% stake from Ayngaran group with effect from October 01, 2017.

D. Property and Equipment

Our properties consist primarily of studios, office facilities, warehouses and distribution offices, most of which are located in Mumbai, India. We own our corporate and registered offices in Mumbai and rent our remaining properties in India. Four of these leased properties are owned by members of the Lulla family. The leases with the Lulla family were entered into at what we believe were market rates. See “Part I. — Item 7. Major Shareholders and Related Party Transactions” and “Part I — Item 3. Key Information — D. Risk Factors. We have entered into certain related party transactions and may continue to rely on our founders for certain key development and support activities.” We also own or lease five properties in the United Kingdom, the United States and Dubai in connection with our international operations outside of India. Property and equipment with a net carrying amount of approximately $7.5 million (2017: $7.8 million) have been pledged to secure borrowings, and we currently do not have any significant plans to construct new properties or expand or improve our existing properties.

The following table provides detail regarding our properties in India and globally.

Location	Size	Primary Use	Leased / Owned
Mumbai, India	13,992 sq. ft.	Corporate Office	Owned
Mumbai, India	2,750 sq. ft.	Studio Premises	Leased(1)
Mumbai, India	8,094 sq. ft.	Executive Accommodation	Leased(1)
Mumbai, India	17,120 sq. ft.	Office	Leased(1)
Mumbai, India	1,000 sq. ft.	Film Negatives Warehouse	Leased
Mumbai, India	100 sq. ft.	Film Prints Warehouse	Leased
Mumbai, India	2,750 sq. ft.	Corporate	Owned
Delhi, India	600 sq. ft.	Film Distribution Office	Leased
Kolkata, India	640 sq. ft.	Film Distribution Office	Leased
Punjab, India	438 sq. ft.	Film Distribution Office	Leased
Bihar, India	1,130 sq. ft	Film Distribution Office	Leased
Kerala, India	1,800 sq. ft	Film Distribution Office	Leased
Kerala, India	1,500 sq. ft	Film Distribution Office	Leased
Chennai, India	8,942 sq. ft.	Corporate Office	Leased
Delhi, India	3,915 sq. ft.	Branch Office	Leased
Bangalore, India	1,500 sq. ft.	Branch Office	Leased
Bangalore, India	5,100 sq. ft.	Digital team	Leased
Dubai, United Arab Emirates	536 sq. ft.	Corporate Office	Leased
Dubai, United Arab Emirates	747 sq. ft.	Corporate Office	Leased
Secaucus, New Jersey, U.S.	10,000 sq. ft.	Corporate Office	Leased(1)
London, England	7,549 sq. ft.	DVD Warehouse	Owned
San Francisco, California, U.S.	2,315 sq. ft.	Digital team	Leased

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

Outlook

Our primary revenue streams are derived from three channels: theatrical, television syndication and digital and ancillary. For the fiscal year ended March 31, 2018, the aggregate revenues from theatrical, television syndication and digital and ancillary were $79.1 million, $97.2 million and $85.0 million respectively, compared to $101.0 million, $88.0 million and $64.0 million, respectively, for the fiscal year ended March 31, 2017.

The contribution from these three distribution channels can fluctuate year over year based on, among other things, our mix of films and budget levels, and the size of our television syndication deals.

The significant component of our revenue is attributable to the theatrical distribution of our films in India. We anticipate that as additional multiplex theaters are built in India, there will be increased opportunities to exploit our film content theatrically. We expect that this multiplex theater growth coupled with the rise in ticket prices and the anticipated increase in the number of high budget Hindi and Tamil films in our slate will result in increased revenue. In addition, in India, we cannot predict the share of theatrical revenue we will receive, as we currently negotiate film-by-film and exhibitor-by-exhibitor. With a focus on creating intellectual property in-house along with delivering wholesome entertainment to audiences, we have entered into key co-production partnerships with writers, producers and directors. Colour Yellow Production, a subsidiary of Eros India with Anand L Rai has announced film releases across budgets, genres and languages. These co-production model gives us better visibility on actual cost of production ensuring capped budgets and exclusive distribution rights, typically for at least 20 years. In February 2018, Reliance Industries Ltd (“Reliance”) agreed, subject to customary regulatory and other approvals, to purchase 5% of our A Ordinary shares at a price of $15 per share, which represents a premium of 18% over the last closing price before the date of announcement. At the same time, Eros India and Reliance announced an agreement to partner in India and formed Reliance Eros Productions LLP to jointly produce and consolidate content from across India. The new partnership will equally invest up to $150 million to produce and acquire Indian films and digital originals across all languages. This investment will dramatically scale Eros’ capabilities in content production, marketing, and distribution, and make new strides on the digital and content forefronts, benefitting from the platform synergies across technology, content and digital platforms. From fiscal 2019, the Group will also co-produce film releases with Mr. V. Vijayendra Prasad.

We believe China to be a significant market opportunity for Indian films. As per information published by PricewaterhouseCoopers based on data from PwC Global Entertainment & Media Outlook 2017, China was the world’s second largest box-office market with revenue of USD 6.2bn in 2016. It is a lucrative market for cinema with revenue expected to grow at a staggering 11.6% CAGR from US$6.2bn in 2016 to US$10.7bn by 2021. China had 41,056 cinema screens compared to 40,928 in the US in 2016 and by 2021, China will have more than 80,000 screens, nearly twice as many as the US. In fiscal year 2017, a Hindi Film Dangal was released in China across 9,000 screens and grossed about $180 million at the box office. Similarly, Seceret Superstar, another bollywood film released in China in 2017, grossed about $65 million within only 10 days of release at the box office and went on to become 2017’s second highest earner. Eros released Bajarangi Bhaijan across more than 8,000 screens in March 2018 and collected over $45 million at the box office since its release in China.

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

Currently, the remainder of our revenue is derived from digital distribution and ancillary products and services. With a significant portion of the Indian and international population moving toward adoption of digital technology, we are increasing our focus on providing on-demand services. We have expanded our digital presence with the launch of our on-demand entertainment portal Eros Now, which leverages our film and music libraries by providing ad- supported and subscription-based streaming of film and music content via internet-enabled devices. Eros Now has been increasingly focused on delivering product features, being truly platform agnostic and monetizing it’s growing registered user base. We also have an ad-supported YouTube portal site on Google that hosts an extensive collection of clips of our content. Accordingly, we anticipate that our revenue and costs associated with digital distribution are likely to increase over time. Ancillary revenues also include all other revenues that are not theatrical or television, including licensing to airlines and cable operators.

We anticipate that our costs associated with the co-production and acquisition of film content are likely to increase over time as we continue to focus on content driven films with appropriate budgets in order to generate attractive rate of return. In addition, increased competition in the Indian film entertainment industry, including from international film entertainment providers such as Disney, Twentieth Century Fox and Viacom, is likely to cause the cost of film production and acquisition to increase. In fiscal year 2018, we invested $186.8 million in film content, and in fiscal year 2019, we expect to invest approximately $200 to $250 million in film content.

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

The following additional criteria apply in respect of various revenue streams within filmed entertainment:

•	In arrangements for theatrical distribution, contracted minimum guarantees are recognized on the theatrical release date. The Group’s share of box office receipts in excess of the minimum guarantee is recognized at the point they are notified to the Group.

•	In arrangements for television syndication, license fees received in advance which do not meet all the above criteria, including commencement of the availability for broadcast under the terms of the related licensing agreement, are included in deferred income until the above criteria is met.

•	In arrangements for catalogue sales, the Company recognizes revenue if revenue recognition criteria’s such as a valid sales contract exists, all films are delivered, the Company is reasonably certain on collectability, and the Company’s contractual obligations are complete, are met. Considering the arrangement with catalogue customers provide for a contractual deferred payment terms up to a year and in many cases the payments often fall behind contractual terms, revenues from catalogue sales are recognized net of credit impairment loss calculated at imputed market rate of interest on the gross receivables. The re-measurement of such credit impairment loss at each balance sheet date and related gains or losses is recognized within administrative costs in the Statement of Income. The unwinding of the credit impairment loss reserve is recognized using effective interest rate within net finance cost in the Statement of Income.

•	Digital and ancillary media revenues are recognized at the earlier of when the content is accessed or declared. Fees received for access to the specified and unspecified future content through digital and ancillary media, including usage of over-the-top platform developed by the Group, is recognized on straight line basis over the period of the service contract. Billing in excess of the revenue recognized is shown as deferred revenue.

•	DVD, CD and video distribution revenue is recognized on the date the product is delivered or if licensed in line with the above criteria. Visual effects, production and other fees for services rendered by the Group and overhead recharges are recognized in the period in which they are earned and in certain cases, the stage of production is used to determine the proportion recognized in the period.

Goodwill and trade name

The Group tests annually whether goodwill and trade name have suffered impairment, in accordance with its accounting policy. The recoverable amount of cash-generating unit has been determined based on value in use calculations. We use market related information and estimates (generally risk adjusted discounted cash flows) to determine value in use. Cash flow projections take into account past experience and represent management’s best estimate about future developments. Key assumptions on which management has based its determination of fair value less costs to sell and value in use includes estimated growth rates, weighted average cost of capital and tax rates. As of March 31, 2018, for assessing impairment of goodwill, value in use is determined using discounted cash flow method. The estimated cash flows for a period of four years were developed using internal forecasts, extrapolated for the fifth year, and a pre-tax discount rate of 15% and terminal growth rate of 4%. As of March 31, 2018, for assessing the impairment of the trade name, value in use is determined using the relief from royalty method based on a Royalty rate of 4% on the estimated total revenue for a period of four years, extrapolated for the fifth year, and, a pre-tax discount rate of 20% and terminal growth rate of 4%. These estimates, includes the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill and tradename impairment.

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

Allowances for doubtful accounts

The Group extends credit to customers and other parties in the normal course of business and maintains an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of customers to make required payments. The Group bases such estimates on historical experience, existing economic conditions, and any specific customer collection issues the Group has identified. Uncollectible accounts receivables are written off when a settlement is reached for an amount less than the outstanding balance or when the Group determines that the balance will not be collected. The allowance for doubtful accounts/bad debt for the year ended March 31, 2018 and March 31, 2017, was $4,740 and $2,430 respectively.

Credit impairment losses

In case of catalogue sales, the Group provides contractual deferred payment terms up to a year to the trading partners. Further, in several instances the catalogue customers fall behind contractual payment terms. The Group estimates credit impairment losses based on historical experience of collection from catalogue customers multiplied by the incremental borrowing rate applicable to the group of similar class of customer. The credit impairment losses, net of unwinding thereof, recognized in the Statement of Income for the year ended March 31, 2018 and March 31, 2017 was $10,193 and Nil, respectively.

Valuation of available-for-sale financial assets

The Group follows the guidance of IAS 39 – Financial Instruments: Recognition and Measurement to determine, where possible, the fair value of its available-for-sale financial assets. This determination, including identification of objective evidence of impairment, requires significant judgment. In making this judgment, the Group evaluates, among other factors, the duration and extent to which the fair value of an investment is less or more than its cost; the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flow.

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

Business combinations and deconsolidation

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

During fiscal 2018, the Group divested its 51 percent equity interest in Ayngaran Group to the non-controlling investee. The Group recorded the financial asset retained in the former subsidiary on deconsolidation at its fair value and recorded a loss of $0.5 million. The discounting of the financial asset was determined using associated credit risk for similar instrument.

Financial liabilities at fair value through profit and loss

The Group has classified the convertible note as a financial liability at fair value through profit or loss and used the valuation models i.e. Black and Scholes and Monte-Carlo simulations to obtain the fair value of share warrant and convertible notes. Key assumptions on which external valuation experts has based their determination of fair value includes risk free rate, weighted average cost of capital, future volatility, proportion of debt to be converted into equity shares. These estimates, includes the methodology used, can have a material impact on the respective values and ultimately the amount of financial liability.

Year Ended March 31, 2018 Compared to Year Ended March 31, 2017

	Year ended March 31,			As a % of revenue
	2018	2017	Change %	2018	2017
	(in thousands)
Revenue	$261,253	$252,994	3.3%	100.0	100.0
Cost of sales	(134,708)	(164,240)	(18.0%)	51.6	64.9
Gross profit	126,545	88,754	42.6%	48.4	35.1
Administrative costs	(68,029)	(63,309)	7.5%	26.0	25.0
Operating profit	58,516	25,445	130.0%	22.4	10.1
Net finance costs	(17,813)	(17,156)	3.8%	6.8	6.8
Other gains/(losses), net	(41,321)	14,205	(390.9%)	15.8	5.6
(Loss)/Profit before tax	(618)	22,494	(102.7%)	(0.2)	8.9
Income tax expense	(9,127)	(11,039)	(17.3%)	(3.5)	4.4
(Loss)/Profit for the year	$(9,745)	$11,455	(185.1%)	(3.7)	4.5

The following table sets forth, for the period indicated, the revenue by region of domicile of Group’s operation.

	Year ended March 31,
	2018	2017	Change (%)
	(in thousands)
India	$98,073	$121,966	(19.6%)
Europe	27,028	25,686	5.2%
North America	1,244	2,549	(51.2%)
Rest of the world	134,908	102,793	31.2%
Total revenues	$261,253	$252,994	3.3%

Revenue

In fiscal 2018, Eros film slate comprised twenty four films of which one was high budget, four were medium budget and nineteen were low budget as compared to forty five films of which five were high budget, ten were medium budget and thirty were low budget in fiscal 2017.

In fiscal 2018, the Company’s slate of twenty four films comprised fourteen Hindi films, one Tamil/Telugu film and nine regional films as compared to the same period last year where its slate of forty five films comprised twelve Hindi films, eighteen Tamil/Telugu films and fifteen regional films.

For the twelve months ended March 31, 2018, revenue increased by 3.3% to $261.3 million, compared to $253.0 million for the twelve months ended March 31, 2017.

In the twelve months ended March 31, 2018, the aggregate theatrical revenues decreased by 21.7% to $79.1 million from $101.0 million for the twelve months ended March 31, 2017. The decrease in theatrical revenues reflects the mix of films released in each period.

In the twelve months ended March 31, 2018, the aggregate revenues from television syndication increased by 10.5% to $97.2 million from $88.0 million for the twelve months ended March 31, 2017. This was due to strong catalogue sales in fiscal 2018 which is partially offset on account of the weaker new release slate and impact of credit impairment losses amounting $6.8 million.

In the twelve months ended March 31, 2018, the aggregate revenues from digital and ancillary increased by 32.8% to $85.0 million from $64.0 million for the twelve months ended March 31, 2017 mainly driven by catalogue monetization strategy, revenues from Eros Now and contribution from other ancillary revenues streams.

In the twelve months ended March 31, 2018, revenue from India decreased by 19.6% to $98.1 million, compared to $122.0 million in the twelve months ended March 31, 2017. The decrease was mainly due to mix of films released in fiscal 2018 compared to fiscal 2017.

In the twelve months ended March 31, 2018, revenue from Europe increased by 5.2% to $27.0 million, compared to $25.7 million in the twelve months ended March 31, 2017. This was on account of increased catalogue sales and partially offset by decrease in theatrical revenues.

In the twelve months ended March 31, 2018, revenue from North America decreased by 51.2% to $1.2 million, compared to $2.5 million in the twelve months ended March 2017. This was on account of relatively lower theatrical revenues from the film slate and lower catalogue revenues.

In the twelve months ended March 31, 2018, revenue from the rest of the world increased by 31.2% to $134.9 million, compared to $102.8 million in the twelve months ended March 31, 2017, mainly due to increased catalogue revenues and theatrical release of film Bajrangi Bhaijaan in China partially offset by decrease in theatrical revenues

Cost of sales

For the twelve months ended March 31, 2018, cost of sales decreased by 18% to $134.7 million compared to $164.2 million in twelve months period ended March 31, 2017, primarily due to decrease in cumulative amortization costs of $20 million associated to lower cost of comparable film mix in twelve months ended March 2017 associated with less comparable film mix.

Gross profit

In fiscal 2018 gross profit increased by 42.6% to $126.5 million, compared to $88.8 million in fiscal 2017. As a percentage of revenues, our gross profit margin was 48.4% in the fiscal 2018, compared to 35.1% in fiscal 2017. This was mainly due to strong catalogue sales and lower amortization charge associated to lower cost of comparable film mix.

Adjusted EBITDA (Non-GAAP)

In fiscal 2018, adjusted EBITDA increased by 41.1% to $78.6 million, compared to $55.7 million in fiscal 2017 primarily due to our improved margins reflecting the higher proportionate of catalogue revenues, relative to the lower cost of the mix of new film releases and the resulting lower amortization charge partially offset due to net foreign exchange losses incurred in fiscal 2018 when compared to net foreign exchange gains earned in fiscal 2017.

Adjusted Gross EBITDA (Non-GAAP)

In fiscal 2018, adjusted Gross EBITDA increased by 1.5% to $193.9 million, compared to $191.0 million in fiscal 2017. As a percentage of revenues, our adjusted gross EBITDA was 74.2%, compared to 75.4% in fiscal 2017. This was mainly due to net foreign exchange losses incurred during the fiscal 2018 compared to net foreign exchange gains earned in fiscal 2017 partially offset due to our improved margins reflecting the higher proportionate of catalogue revenues.

Administrative costs

In fiscal 2018, administrative costs increased by 7.5% to $68.0 million compared to $63.3 million for the fiscal, 2017, due to impairment charge on goodwill amounting to $1.2 million, credit impairment loss amounting to $4.3 million and allowance for doubtful debts/ bad debts amounting to $4.7 million in the current fiscal year partially offset on account of reduction on share based compensation by $5.5 million.

Net finance costs

In fiscal 2018, net finance costs increased by 3.8% to $17.8 million, compared to $17.2 million in fiscal 2017, mainly due to lower income from financing activities and increased borrowing costs partially offset on account of unwinding of credit impairment loss reserve by $0.9 million.

Other gains/(loss), net

In fiscal 2018, other losses were $41.3 million, compared to other gains of $14.2 million in fiscal 2017, mainly on account of loss on financial liabilities measured at fair value through profit and loss, including derivative financial instrument, and unrealized exchange losses recorded in fiscal 2018 compared to gains recorded in fiscal 2017. In addition, due to certain non-recurring items such as loss on deconsolidation of a subsidiary amounting $14.6 million, impairment on available-for-sale financial asset amounting to $2.4 million and net loss incurred on de-recognition of financial assets amounting to $3.6 million arising on assignment and novation of trade receivable and trade payables with no recourse.

Income tax expense

In fiscal 2018, the provisions for income taxes were $9.1 million, compared to $11.0 million in fiscal 2017, respectively. Effective income tax rates were 20% and 31% for fiscal 2018 and 2017, respectively excluding non-deductible share-based payment charges and other non -taxable expenses. The change in effective rate principally reflects a change in the pattern of the profits subject to income tax amongst our subsidiaries.

Net (loss)/profit

In fiscal 2018, net income decreased by 185.1% to $(9.7) million compared to $11.5 million for the fiscal, 2017 which was mainly on account of non-cash expenses in fiscal 2018 amounting $51.0 million against non-cash (income) of $10.6 million in fiscal 2017 partially offset due to our improved margins reflecting the higher proportionate of catalogue revenues, relative to the lower cost of the mix of new film releases and the resulting lower amortization charge, reduction in share based compensation and lower effective income tax rates.

Trade receivables

As of March 31, 2018, Trade receivables decreased to $225.0 million from $226.8 million as of March 31, 2017.

Net debt

As of March 31, 2018, net debt increased to $189.2 million from $157.6 million as of March 31, 2017, mainly due to decrease in cash and bank balance by $25 million due to additional investment in film and content rights and repayment of the revolving credit facility and other borrowings (including settlement of derivative financial instrument) amounting $102.8 million partially offset on account of issuance of convertible notes amounting $100.0 million during the fiscal 2018.

Year Ended March 31, 2017 Compared to Year Ended March 31, 2016

	Year ended March 31,			As a % of revenue
	2017	2016	Change %	2017	2016
	(in thousands)
Revenue	$252,994	$274,428	(7.8%)	100.0	100.0
Cost of sales	(164,240)	(172,764)	(4.9%)	64.9	63.0
Gross profit	88,754	101,664	(12.7%)	35.1	37.0
Administrative costs	(63,309)	(64,019)	(1.1%)	25.0	23.3
Operating profit	25,445	37,645	(32.4%)	10.1	13.7
Net finance costs	(17,156)	(8,010)	114.2%	6.8	2.9
Other gains/(losses), net	14,205	(3,636)	490.7%	5.6	1.3
(Loss)/Profit before tax	22,494	25,999	(13.5%)	8.9	9.5
Income tax expense	(11,039)	(12,711)	(13.2%)	4.4	4.6
(Loss)/Profit for the year	$11,455	$13,288	(13.8%)	4.5	4.8

The following table sets forth, for the period indicated, the revenue by region of domicile of Group’s operation.

	Year ended March 31,
	2017	2016	Change (%)
	(in thousands)
India	$121,966	$159,855	(23.7%)
Europe	25,686	34,209	(24.9%)
North America	2,549	14,622	(82.6%)
Rest of the world	102,793	65,742	56.4%
Total revenue	$252,994	$274,428	(7.8%)

Revenue

In fiscal year 2017, revenue decreased by 7.8% to $253.0 million, compared to $274.4 million in fiscal year 2016.

In fiscal year 2017, Eros film slate comprised forty five films of which five were high budget, ten were medium budget and thirty were low budget as compared to sixty three films in fiscal year 2016, of which six was high budget, sixteen were medium budget and forty one were low budget.

In fiscal year 2017, the Company’s slate of forty five films comprised twelve Hindi films, sixteen Tamil, two Telugu films and fifteen other regional films as compared to the same period last year where it was slate of sixty three films comprised thirty three Hindi films, nineteen Tamil, two Telugu films and nine other regional films.

In fiscal year 2017, the aggregate theatrical revenue decreased by 27.0% to $101.0 million as compared to $138.4 million in fiscal year 2016. The decrease in theatrical revenue reflects the mix of films released in each period as mentioned above. Theatrical revenue in fiscal year 2016 comprised revenue from Bajrangi Bhaijaan, Bajirao Mastani, Tanu Weds Manu Returns which were three out of the top four highest grossing films of 2016 compared to 2017 where Housefull 3 was the only top 10 film so far coupled with the negative impact of demonetisation on the Indian film industry since November 2016, which necessitated the Company to defer some of its Hindi and regional releases indefinitely. As a result, in fiscal year 2017, the Company released only forty five films of which only twelve were Hindi compare to thirty three Hindi films out of a total sixty three films in fiscal year 2016 which explains the decline in theatrical revenues.

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

In fiscal year 2017, the aggregate revenues from digital and ancillary increased by 0.2% to $64.0 million from $63.9 million in fiscal year 2016 mainly driven by catalogue monetization strategy, revenues from Eros Now and contribution from other ancillary revenues streams.

In fiscal year 2017, revenue from India decreased by 23.7% to $122 million, compared to $159.9 million in fiscal 2016. The decrease was mainly due to lower theatrical revenue on the back of weaker slate mix coupled with rupee demonetisation impact whereas fiscal year 2016 slate comprised of highly acclaimed and commercial successful films such as Bajrangi Bhaijaan, Bajirao Mastani and Tanu Weds Manu Returns. The decrease in overall theatrical revenue was offset by a stronger catalogue revenue contribution.

In fiscal year 2017, revenue from Europe decreased by 24.9% to $25.7 million, compared to $34.2 million in fiscal year 2016. The decrease is on account of lower theatrical revenues due to weaker mix of films partially offset by catalogue sales.

In fiscal year 2017, revenue from North America decreased by 82.6% to $2.5 million, compared to $14.6 million, in fiscal year 2016. The decrease is on account of relatively weaker slate mix coupled with lower catalogue revenues.

In fiscal year 2017, revenue from the rest of the world increased by 56.4% to $102.8 million, compared to $65.7 million in fiscal year 2016, mainly due to increase in catalogue revenues which were muted in last two quarters of fiscal year 2016 to bring-in working capital efficiencies.

Cost of sales

In fiscal year 2017, cost of sales decreased by 4.9% to $164.2 million compared to $172.8 million in fiscal year 2016, which is attributable to decrease in accrual of overages to $1.0 million in fiscal year 2017 compared to $10.1 million due to an overall weaker slate mix. Further, decrease in publicity and distribution cost by $5.2 million in fiscal year 2017 compared to fiscal year 2016 contributed to the overall decrease in cost of sales which was partially offset by increase in cumulative amortisation costs of film library by $7 million in fiscal year 2017 as compared to fiscal year 2016.

Gross profit

In fiscal year 2017 gross profit decreased by 12.7% to $88.8 million, compared to $101.7 million, in fiscal year 2016. As a percentage of revenues, gross profit margin is 35.1% in the fiscal 2017, compared to 37.0% in fiscal year 2016. The decrease in margin is primarily due to an overall weaker slate mix resulting in overall decrease of theatrical revenue by $37.4 million or 27.0% in fiscal year 2017 as compared to fiscal year 2016, offset by increase in television syndication revenue by $15.9 million or 22.1% and increase in amortization charge by $7.0 million or 5.5% in fiscal 2017.

Adjusted gross EBITDA (Non-GAAP)

In fiscal 2017, adjusted Gross EBITDA decreased by 4.1% to $191.0 million, compared to $199.2 million in fiscal 2016. As a percentage of revenues, our adjusted gross EBITDA was 75.4%, compared to 72.6% in fiscal 2016. This was mainly due to net foreign exchange gains earned during the fiscal 2017 compared to net foreign exchange loss incurred in fiscal 2016 and our improved margins reflecting the higher proportionate of catalogue revenues, partially offset due to increase in amortization charge.

Adjusted EBITDA (Non-GAAP)

In fiscal year 2017, adjusted EBITDA decreased by 21.4% to $55.7 million, compared to $70.9 million in fiscal year 2016 due to an overall weaker slate mix, reduced theatrical revenues for the films released during the rupee demonetization in India which was partially offset by significant high margin catalogue revenues.

Administrative costs

In fiscal year 2017, administrative costs decreased by 1.1% to $63.3 million compared to $64.0 million for the fiscal year 2016, primarily due to decrease in share based payments, of $23.5 million in fiscal year 2017 as compared to $31.0 million in fiscal year 20l6 which was partially offset by increase in salaries by $4.0 million in fiscal year 2017 as compared to fiscal year 2016.

Net finance costs

In fiscal year 2017, net finance costs increased by 114.2% to $17.2 million, compared to $8 million in fiscal year 2016, mainly due to decrease in finance income by $3.3 million in fiscal year 2017 as compared to fiscal year 2016. Further, the finance cost has increased $5.8 million in fiscal year 2017 as compared to fiscal year 2016 primarily due to high cost of debt due to higher debt within India as well as increased interest for the Revolving Credit Facility and decrease in capitalisation of interest on content assets by $2 million in fiscal year 2017 as compared to fiscal year 2016.

Income tax expense

In fiscal year 2017, the provisions for income taxes are $11.0 million, compared to $12.7 million in fiscal year 2016. Effective income tax rates were 31% and 21% for fiscal year 2017 and 2016, respectively excluding non-deductible share-based payment charges and gain / loss on fair valuation of derivative liabilities. The change in effective tax rate principally reflects a change in the mix of the profits earned from taxable and non-taxable jurisdictions.

Net income

In fiscal year 2017, net income decreased by 13.8% to $11.5 million compares to $13.3 million for the fiscal 2016 as cost of sales remained relatively consistent with fiscal 2016 whereas revenue decreased by 7.8% in fiscal year 2017 as compared to fiscal 2016, which was offset by fair value gain on held for trading derivative liabilities of $10.3 million as compared to loss of $3.6 million in fiscal year 2016.

Trade receivables

In fiscal year 2017, trade receivables increased to $226.8 million from $169.3 million as of March 31, 2016 mainly due to resumption of catalogue sales from April 2016 compared to muted catalogue sales in fiscal year 2016 primarily due to sales held back during last two quarters of fiscal 2016 to achieve working capital efficiencies. Catalogue sales have payment terms extended up to a year. We have collected approximately $35 million of fiscal year 2017 trade receivables subsequent to reporting date.

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

Recently, there have been periods of higher volatility in the Indian Rupee and U.S. dollar exchange rate. This volatility is illustrated in the table below for the periods indicated:

	Period End	Average(1)	High	Low
Fiscal Year
2011	44.54	45.46	47.49	43.90
2012	50.89	48.01	53.71	44.00
2013	54.52	54.36	57.13	50.64
2014	60.35	60.35	68.80	53.65
2015	62.58	61.15	63.70	58.46
2016	66.25	65.39	68.84	61.99
2017	64.85	67.01	68.86	64.85
2018	65.11	64.46	65.71	63.38

Months
April 2017	64.27	64.54	65.10	64.08
May 2017	64.50	64.42	64.87	64.03
June 2017	64.62	64.45	64.66	64.23
July 2017	64.18	64.42	64.84	64.11
August 2017	63.93	63.97	64.16	63.64
September 2017	65.30	64.48	65.71	63.78
October 2017	64.75	65.04	65.48	64.70
November 2017	64.46	64.84	65.46	64.29
December 2017	63.83	64.24	64.57	63.83
January 2018	63.58	63.65	64.01	63.38
February 2018	65.20	64.43	65.20	63.93
March 2018	65.11	65.05	65.24	64.83
April 2018	66.50	65.67	66.92	64.92
May 2018	67.40	67.51	68.38	66.52
June 2018	68.46	67.79	68.81	66.87

(1)	Represents the average of the U.S. dollar to Indian Rupee exchange rates on the last day of each month during the period for all fiscal years presented, and the average of the noon buying rate for all days during the period for all months presented.

This volatility in the Indian Rupee as compared to the U.S. dollar and the increasing exchange rate has impacted our results of operations as shown in the table below comparing the reported results against constant currency comparable based upon the average rate of exchange for the year ended March 31, 2018, of INR 64.46 to $1.00. In addition to the impact on gross profit, the volatility during the year ended March 31, 2018 also led to a non-cash foreign exchange loss of 6.2 million principally on retail bond foreign currency in the year ended March 31, 2018 compared to gain of $3.9 million in the year ended March 31, 2017.

The following table sets forth our constant currency revenue (a non-GAAP financial measure) for the periods indicated. Constant currency revenue is a non- GAAP financial measure. We present constant currency revenue so that revenue may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue is presented by recalculating prior period’s revenue denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period. Our non-US dollar denominated revenue includes, but is not limited to, revenue denominated in Indian rupee, pound sterling and United Arab Emirates Dirham.

	Year ended March 31,
	2018		2017		2016
	Reported	Constant Currency (Non-GAAP)	Reported	Constant Currency (Non-GAAP)	Reported	Constant Currency (Non-GAAP)
			(in thousands)
Revenue	$261,253	261,253	$252,994	$255,644	$274,428	$274,071
Cost of sales	(134,708)	(134,708)	(164,240)	(168,644)	(172,764)	(172,698)
Gross Profit	$126,545	126,545	$88,754	$87,000	$101,664	$101,373

The percentage change for the data comparing the constant currency amounts against the reported results referenced in the table above:

	Year ended March 31,
	2018	2017	2016
		(in thousands)
Revenue	—%	(1.0)%	0.1%
Cost of sales	—%	(2.7)%	(0.0)
Gross profit	—%	2.0%	0.3%

The Indian Rupee experienced an approximately 0.4% decrease in value as compared to the U.S. dollar in the fiscal year 2018. In the fiscal year 2017, it increased by 2.2%.

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

	Year ended March 31,
	2018	2017	2016
	(in thousands)
Current assets(*)	$339,562	$362,477	$373,482
Current liabilities	239,327	316,101	290,687
Working capital	$100,235	$46,376	$82,795

(*) including trade receivables classified as current asset based on operating cycle of two years.

The significant increase in working capital as at March 31, 2018 as compared to March 31, 2017, principally reflects repayment of payables, repayment of long-term and short-term borrowings and conversion of convertible notes in equity shares during fiscal 2018.

Indebtedness

As of March 31, 2018, we had aggregate outstanding indebtedness of $278.2 million, and cash and cash equivalents of $87.8 million. At March 31, 2018, the total available facilities were comprised of (i) secured credit, bill discounting and overdraft, secured term loans, and vehicle loans of $105.5 million at Eros India, (ii) secured overdraft amounting to $16.7 million at Eros International Limited. In addition, Eros International plc has debt of $70.0 million in relation to a retail bond offering for £50 million in October 2014 and Senior Convertible Notes amounting to $86.0 million issued in December 2017. As at March 31, 2018, there were undrawn amounts under our facilities of $0.6 million.

As of March 31, 2018
(in thousands)
Eros India
Secured credit, bill discounting and overdraft	$59,588
Secured term loans	$45,313
Vehicle loans	$560
Total	$105,461
Eros International plc
Retail Bond	$70,055
Senior Convertible Notes	$86,010
Total	$156,065
Eros International Limited
Secured overdraft	$16,630
Total	$16,630
Total	$278,156

Certain of our borrowings and loan agreements, including our new credit facility, contain customary covenants, including covenants that restrict our ability to incur additional indebtedness, create or permit liens on our assets or engage in mergers and acquisitions. Such agreements also contain various customary events of default with respect to the borrowings, including the failure to pay interest or principal when due and cross default provisions, and, under certain circumstances, lenders may be able to require repayment of loans to Eros India prior to their maturity. If an event of default occurs and is continuing, the principal amounts outstanding, together with all accrued unpaid interest and other amounts owed may be declared immediately due and payable by the lenders. If such an event were to occur, we would need to pursue new financing that may not be on as favorable terms as our current borrowings. We are currently in full compliance with all of our agreements governing indebtedness.

Borrowings under our term loan facilities, overdraft facility and revolving credit facilities at Eros India matures between 2019 and 2023 and bear interest at fluctuating interest rates pursuant to the relevant sanction letter governing such loans.

We expect to renew, replace or extend our borrowings as they reach maturity. As at March 31, 2018, we had net undrawn amounts of $0.6 million available.

On December 6, 2017, the Company closed a registered direct offering (the “Offering”) of $122,500,000 aggregate principal amount of the Company’s Senior Convertible Notes (collectively, the “Notes”) and a Warrant (collectively, the “Warrants”) to purchase up to 2,000,000 of the Company’s A ordinary shares, for an aggregate purchase price of $100,000,000. The Notes and Warrants were issued and sold pursuant to a Securities Purchase Agreement, dated as of December 4, 2017, by and among the Company and the buyers party thereto (the “Purchase Agreement”).The Offering was effected pursuant to a prospectus supplement dated December 1, 2017 under the Company’s Registration Statement on Form F-3 (Registration No. 333-219708), as amended (the “Registration Statement”). The Registration Statement was declared effective on October 2, 2017.

The Notes

In connection with the issuance of the Notes, the Company entered into an indenture, dated as of December 6, 2017, between the Company and Wilmington Savings Fund Society, FSB, as trustee (the “Base Indenture”), as supplemented by a first supplemental indenture thereto, dated as of December 6, 2017 (the “Supplemental Indenture” and, the Base Indenture as supplemented by the Supplemental Indenture, the “Indenture”). The terms of the Notes include those provided in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended.

The Notes will mature on December 6, 2020 unless earlier converted or redeemed, subject to the right of the holders to extend the date under certain circumstances. The Notes were issued with an original issue discount and will not bear interest except upon the occurrence of an event of default, in which case the Notes shall bear interest at a rate of 6.0% per annum. The Notes are senior obligations of the Company.

The Company will make monthly payments consisting of an amortizing portion of the principal of each Note equal to $3,500,000 and accrued and unpaid interest and late charges on the Note. Provided certain conditions have been satisfied, the Company may make a monthly payment by converting such payment amount into A ordinary shares. Alternatively the Company may, at its option, make monthly payments by redeeming such payment amount in cash, or by any combination of conversion and redemption.

All amounts due under the Notes are convertible at any time, in whole or in part, at the holder’s option, into A ordinary shares at the initial conversion price of $14.6875. The conversion price is subject to adjustment for stock splits, combinations and similar events, and, in any such event, the number of A ordinary shares issuable upon the conversion of a Note will also be adjusted so that the aggregate conversion price shall be the same immediately before and immediately after any such adjustment. In addition, the conversion price is also subject to an anti-dilution adjustment if the Company issues or is deemed to have issued securities at a price lower than the then applicable conversion price. Further, if the Company sells or issues any securities with “floating” conversion prices based on the market price of the A ordinary shares, a holder of a Note will have the right thereafter to substitute the “floating” conversion price for the conversion price upon conversion of all or part the Note.

The Notes require “buy-in” payments to be made by the Company for failure to deliver any A ordinary shares issuable upon conversion.

On or after December 6, 2019, and subject to certain conditions, the Company will have the right to redeem all, but not less than all, of the remaining principal amount of the Notes and all accrued and unpaid interest and late charges in cash at a price equal to 100% of the amount being redeemed, so long as the VWAP the A ordinary shares exceeds $18.3594 (as adjusted for stock splits, stock dividends, recapitalizations and similar events) for at least 10 consecutive trading days. At any time prior to the date of the redemption, a holder may convert its Note, in whole or in part, into A ordinary shares. The Company will have no right to effect an optional redemption if any event of default has occurred and is continuing.

The Warrants

The Warrants will entitle the holders thereof to purchase, in the aggregate, up to 2,000,000 A ordinary shares. The Warrants will be exercisable upon their issuance and will expire six months from the Closing Date. The Warrants will initially be exercisable at an exercise price equal to $14.375 per A ordinary shares, subject to certain adjustments. The Warrants may be exercised for cash, provided that, if there is no effective registration statement available registering the exercise of the Warrants, the Warrants may be exercised on a cashless basis.

The exercise price is subject to adjustment for stock splits, combinations and similar events, and, in any such event, the number of A ordinary shares issuable upon the exercise of a Warrant will also be adjusted so that the aggregate exercise price shall be the same immediately before and immediately after any such adjustment. In addition, the exercise price is also subject to an anti-dilution adjustment if the Company issues or is deemed to have issued securities at a price lower than the then applicable exercise price. Further, if the Company sells or issues any securities with “floating” conversion prices based on the market price of the A ordinary shares, a holder of a Warrant will have the right thereafter to substitute the “floating” conversion price for the exercise price upon exercise of all or part the Warrant.

The Warrants require “buy-in” payments to be made by the Company for failure to deliver any A ordinary shares issuable upon exercise.

The option to purchase warrants has expired in June 2018.

Sources and uses of cash

	Year Ended March 31,
	2018	2017	2016
	(in thousands)
Net cash from operating activities	$83,243	$98,993	$234,599
Net cash used in investing activities	$(185,420)	$(175,191)	$(211,355)
Net cash from financing activities	$77,415	$5,929	$7,597

Year ended March 31, 2018 Compared to Year Ended March 31, 2017

Net cash generated from operating activities in fiscal year 2018, was $83.2 million, compared to $99.0 million in fiscal year 2017, a decrease of $15.8 million, or 15.9%, primarily due to decrease in working capital movement of $24.3 million mainly attributable to increase in trade receivables to $19.1 million and decrease in trade payables by $5.4 million. The cash flow from operating activities has also decreased due to increase in interest and income tax paid in fiscal 2018 by 2.4 million and $2.9 million respectively. The aforesaid decrease is partially offset on account of deconsolidation of a subsidiary during the year.

Net cash used in investing activities in fiscal year 2018 was $185.4 million, compared to $175.2 million in fiscal year 2017, an increase of $10 million, or 5.8%, due to the change in mix of films released in fiscal year 2018. The purchase of intangible film rights and content rights in fiscal year 2018 was $186.8 million, compared to $173.5 million in fiscal year 2017, an increase of $13.3 million, or 7.7%.

Net cash generated from financing activities in fiscal year 2018 was $77.4 million, compared to $5.9 million in fiscal year 2017, an increase of $71.5 million, or 1,205.7%, primarily due proceeds from issue of share capital of $16.6 million, proceeds from sale of shares of a subsidiary of $40.2 million and share application money of 18.0 million.

Year ended March 31, 2017 Compared to Year Ended March 31, 2016

Net cash generated from operating activities in fiscal year 2017 was $99 million, compared to $235 million in fiscal year 2016, a decrease of $136 million, or 57.9%, primarily due to decrease in working capital movement of $119.8 million attributable to increase in trade receivables to $91.9 million and decrease in trade payables by $27.3 million. The cash flow from operating activities has also decreased due to increase in interest paid in fiscal 2017 to $18.4 million compared to $12.5 million.

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

Net cash generated from financing activities in fiscal year 2017 was $5.9 million, compared to $7.6 million in fiscal year 2016, a decrease of $1.7 million, or 22.4%, primarily due to repayment of debt of $118.3 million compared to $99.7 million in fiscal 2016 which is offset by proceeds from debt and equity of $92.8 million and $31.4 million respectively and $95.5 million and $11.8 million respectively in fiscal 2017 and fiscal 2016.

Capital expenditures

In fiscal year 2018, we invested $186.8 million in film content, and in fiscal 2019 we expect to invest approximately $200 to $250 million in film content.

C. Research and Development

Not applicable

D. Trend Information

New accounting pronouncements issued but not yet effective

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for our accounting periods beginning on or after April 1, 2018 or later periods. Those which are considered to be relevant to Group’s operations are set out below.

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

IFRS 15 is effective for fiscal years beginning on or after January 1, 2018. Earlier application is permitted. The Group expects to apply this standard retrospectively with the cumulative effect of initially applying this standard recognized at April 1, 2018 (i.e. the date of initial application in accordance with this standard). The Group does not expect the impact of adoption of the standard on opening reserve to be material.

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

The Group does not expect the impact of adoption of the standard to be material.

Further, in October 2017, the International Accounting Standards Board (IASB) issued an additional amendment to IFRS 9. Based on the amendment financial assets containing prepayment features with negative compensation can now be measured at amortised cost or at fair value through other comprehensive income if they meet the other relevant requirements under IFRS 9.

The effective date for adoption of the amendment is 1 January 2019. Further, the amendment must be applied retrospectively and earlier application is permitted. The amendment provides specific transition provision if it is only applied in 2019 rather than in 2018 with the rest of IFRS 9. The Group does not believe that this amendment will have a material impact on its consolidated financial statements.

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

Amendment to IAS 28: In October 2017, the International Accounting Standards Board (IASB) issued an amendment to IAS 28, to address the issue on accounting of long term interests in Associates and Joint ventures. The amendments clarify that an entity applies IFRS 9 Financial Instruments to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

The effective date for adoption of the amendment is 1 January 2019, however early adoption is permitted with disclosures. The Group does not believe that this amendment will have a material impact on its consolidated financial statements.

Amendment to IAS 19: In February, 2018, the International Accounting standards issued an amendment to IAS 19 to address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to:

Determine current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event determine net interest for the remainder of the period after the plan amendment, curtailment or settlement using: the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event; and the discount rate used to remeasure that net defined benefit liability (asset).

The effective date for adoption of the amendment is 1 January 2019, however early adoption is permitted. Given that the Group does not have any amendments to its defined benefit plan, the amendment does not have any impact on the Group.

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

Quarterly Financial Information

The table below presents our selected unaudited quarterly results of operations for the four quarters in the fiscal year ended March 31, 2018. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. We have prepared the unaudited financial data for the quarters presented on the same basis as our audited consolidated financial statements. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods.

	Three Months Ended
	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018
	(dollars in thousands)
Selected Quarterly Results of Operations
Revenue	$60,832	$63,308	$65,187	$71,926
Cost of sales	(34,955)	(35,155)	(30,528)	(34,070)
Gross profit	25,877	28,153	34,659	37,856
Administrative costs	(14,186)	(16,715)	(19,567)	(17,561)
Operating profit	11,691	11,438	15,092	20,295
Net finance costs	(5,384)	(5,169)	(2,243)	(5,017)
Other losses	(1,523)	(3,222)	(8,505)	(28,071)
(Loss)/profit before tax	4,784	3,047	4,344	(12,793)
Income tax expense	(2,986)	(831)	(1,143)	(4,167)
(Loss)/Profit for the year	$1,798	$2,216	$3,201	$(16,960)

OTHER NON-GAAP MEASURES
EBITDA(1)	$10,800	$8,842	$7,279	$(6,735)
Adjusted EBITDA (1)	$15,810	$15,123	$23,567	$24,075
Gross Adjusted EBITDA (1)	$47,822	$43,827	$50,173	$52,038

OPERATING DATA
High budget film releases(2)	1	—	—	—
Medium budget film releases(2)	1	2	—	1
Low budget film releases(2)	3	5	4	7
Total new film releases(2)	5	7	4	8

(1)	We use EBITDA, Adjusted EBITDA and Gross Adjusted EBITDA as supplemental financial measures. EBITDA is defined by us as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs). Adjusted EBITDA is defined as EBITDA adjusted for (gain)/impairment of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivative financial instruments), transactions costs relating to equity transactions, share based payments, Loss / (Gain) on sale of property and equipment, Loss on de-recognition of financial assets measured at amortized cost, net, Credit impairment loss, net, Loss on financial liability (convertible notes) measured at fair value through profit and loss, Loss on deconsolidation of a subsidiary and Impairment of goodwill. Gross Adjusted EBITDA is defined as Adjusted EBITDA adjusted for amortization of intangible film and content rights. EBITDA, Adjusted EBITDA and Gross Adjusted EBITDA as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. EBITDA Adjusted EBITDA and Gross Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. EBITDA, Adjusted EBITDA and Gross Adjusted EBITDA provide no information regarding a Company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position. However, our management team believes that EBITDA, Adjusted EBITDA and Gross Adjusted EBITDA are useful to an investor in evaluating our results of operations because these measures:
•	are widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;
•	help investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and
•	are used by our management team for various other purposes in presentations to our board of directors as a basis for strategic planning and forecasting.

there are significant limitations to using EBITDA, Adjusted EBITDA and Gross Adjusted EBITDA as a measure of performance, including the inability to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss, the lack of comparability of results of operations of different companies and the different methods of calculating EBITDA. Adjusted EBITDA and Gross Adjusted EBITDA reported by different companies.

The following table sets forth the reconciliation of our net income to EBITDA, Adjusted EBITDA and Gross Adjusted EBITDA:

	Three Months Ended
	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018
	(in thousands)
(Loss)/Profit for the year	$1,798	2,216	3,201	$(16,960)
Income tax expense	2,986	831	1,143	4,167
Net finance costs	5,384	5,169	2,243	5,017
Depreciation	263	270	305	427
Amortization(a)	369	356	387	614
EBITDA (Non-GAAP)	10,800	8,842	7,279	(6,735)
Impairment charge on available -for- sale financial assets	—	—	—	2,436
Share based payments(b)	5,189	2,282	6,031	4,416
Net (gain)/loss on derivative financial instruments	(183)	(786)	1,555	—
Loss on de-recognition of financial assets measured at amortized cost, net	—	1,778	930	854
Credit impairment losses, net	—	3,007	1,439	(138)
Loss /(Gain) on sale of property and equipment	4		14	(20)
Loss on financial liability (convertible notes) measured at fair value through profit and loss	—	—	(6,976)	20,816
Loss on deconsolidation of a subsidiary	—	—	13,294	1,355
Impairment of goodwill	—	—	—	1,205
Others	—	—	1	(114)
Adjusted EBITDA (Non-GAAP)	$15,810	15,123	23,567	$24,075
Amortization of intangible film and content rights	32,012	28,704	26,606	27,963
Gross Adjusted EBITDA (Non-GAAP)	$47,822	43,827	50,173	$52,038

a)	Includes only amortization of intangible assets other than intangible content assets.
b)	Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.

2)	Includes films that were released by us directly and licensed by us for release.

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

In the fiscal year 2018, revenue fluctuations primarily reflected the timing of major theatrical releases, with our highest quarterly revenues of $71.9 million in the three months ended March 31, 2018 mainly due revenues from theatrical release of Bajrangi Bhaijaan in China as well as revenue contribution from Eros Now. The lowest quarterly revenues was of $60.8 million in the three months ended June 30, 2017. The fluctuations in other gains/ losses, net primarily reflect loss from deconsolidation of a subsidiary, loss on financial liability (convertible notes) measured accounted at Fair Value Through Profit and Loss, Impairment of available-for-sale financial assets and goodwill.

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

As of March 31, 2018, the Group has provided certain stand-by letters of credit amounting to $53.9 million (2017: $80.6 million) which are in the nature of performance guarantees issued while entering into film co-production contracts and are valid until funding obligations under these contracts are met. These guarantees, issued in connection with outstanding content commitments, have varying maturity dates.

In addition, the Group issued financial guarantees amounting to $1.2 million (2017: $2.2 million) in the ordinary course of business, having varying maturity dates up to the next 12 months. The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations.

The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

F. Contractual Obligations

We have commitments under certain firm contractual arrangements, or firm commitments, to make future payments. These firm commitments secure future rights to various assets and services to be used in the normal course of our operations. The following table summarizes our firm commitments as of March 31, 2018.

	As of March 31, 2018
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Recorded Contractual Obligations
Debt	$278,156	$152,330	$50,650	$75,176	$—

Unrecorded Contractual Obligations
Operating leases	416	149	267	—	—
Film entertainment rights purchase obligations(1)	336,144	119,718	135,869	79,444	1,113
Interest payments on debt (2)	48,750	26,024	15,319	7,407	—
Total	385,310	145,891	151,455	86,851	1,113

(1)	The amounts disclosed as Film entertainment rights purchase obligations are mutually agreed terms and are presently disclosed on best estimate basis.
(2)	The amounts shown in the table include future interest payments on variable and fixed rate debt at current interest rates ranging from 1.8% to 14.5%.

G. Safe Harbor

See “Special Note Regarding Forward-Looking Statements” at the beginning of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Our Board of Directors consists of eight directors.

The following table sets forth the name, age (as at July 30, 2018) and position of each of our directors and executive officers as at the date hereof.

Name	Age	Position/s
Directors
Kishore Lulla	56	Executive Chairman and Group Chief Executive Officer and Managing Director
Jyoti Deshpande	47	Director
Vijay Ahuja	61	Director, Vice Chairman
Sunil Lulla	54	Director, Executive Vice Chairman
Dilip Thakkar(1)(2)(3)(4)	81	Director, Chairman of Audit Committee
David Maisel(1)	56	Director
Rishika Lulla Singh	31	Director
Shailendra Swarup(1)(2)(3)(4)	73	Director, Chairman of Remuneration Committee and Nomination Committee
Senior Management
Prem Parameswaran	49	President of North America & Group Chief Financial Officer
Mark Carbeck	46	Chief Corporate & Strategy Officer
Pranab Kapadia	46	President of Europe and Africa Operations
Surender Sadhwani	62	President of Middle East Operations

(1) Independent Director

(2) Member of the Audit Committee

(3) Member of the Remuneration Committee

(4) Member of the Nomination Committee

Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.

Directors

Mr. Kishore Lulla is a Group Chief Executive Officer, Managing director and our Chairman. Mr. Lulla received a bachelor’s degree in Arts from Mumbai University. He has over 35 years of experience in the media and film industry. He has served as a director since April 2006. He is a member of the British Academy of Film and Television Arts and Young Presidents’ Organization and also a board member for the School of Film at the University of California, Los Angeles. He has been honored at the Asian Business Awards 2007 and the Indian Film Academy Awards 2007 for his contribution in taking Indian cinema global. In 2010, Mr. Lulla was awarded the Entrepreneur of the Year at the GG2 Leadership and Diversity Awards and In 2014, Forbes Asia featured Mr. Kishore Lulla on the list of Best under a Billion. He was also honored with the 2014 Global Citizenship Award by the American Jewish Committee, a leading global Jewish advocacy organization. Mr. Lulla also received the Entertainment Visionary award at the 2015 Annual Gala Dinner from the Asia Society Southern California. In 2015, he was further invited to attend the “billionaires’ summer camp” in Sun Valley, an annual gathering of the world’s most powerful entrepreneurs and business executives. As our Chairman, he has been instrumental in expanding our presence in the United Kingdom, the U.S., Dubai, Australia, Fiji and other international markets. Recently, he was featured in the Variety 500 List ‘influential business leaders shaping the global $2 trillion entertainment industry’. Mr. Kishore Lulla is the father of Mrs. Rishika Lulla Singh, the brother of Mr. Sunil Lulla and a cousin of Mr. Vijay Ahuja and Mr. Sadhwani.

Ms. Jyoti Deshpande is a director and has over 25 years of experience in media and entertainment across advertising, media consulting, television and films. She has been part of the leadership team of Eros since 2001 and most recently served as Group CEO of Eros International PLC. In her role she helped spearhead Eros’s growth as a global leader in Indian filmed entertainment. Ms. Deshpande has served as a director since June 2012. From April 2018, Ms. Deshpande has joined Reliance Industries to head the Media and Entertainment business as President of the Chairman’s Office. Ms. Deshpande was featured in the prestigious Fortune India magazine’s 50 Most Powerful Women in Business (2017/2015) which celebrates the journeys and triumphs of women who not only impact their organizations but are also thought leaders in their industry. Ms. Deshpande’s continues to serve on the Boards of Eros International Media Limited and Eros International PLC.

Mr. Vijay Ahuja is a director and our Vice Chairman. Mr. Ahuja received a bachelor’s degree in commerce from Mumbai University. Mr. Ahuja co-founded our United Kingdom business in 1988 and has since played an important role in implementing our key international strategies, helping expand our business to its present scale by making a significant contribution to our development in the South East Asian markets, such as Singapore, Malaysia, Indonesia and Hong Kong. Mr. Ahuja has served as a director since April 2006. Mr. Ahuja is a cousin of Mr. Kishore Lulla and Mr. Sunil Lulla.

Mr. Sunil Lulla is a director and is Executive Vice Chairman and Managing Director of Eros India. He received a bachelor’s degree in commerce from Mumbai University. Mr. Lulla has over 25 years of experience in the media and entertainment industry. Mr. Lulla has valuable relationships with talent in the Indian film industry and has been instrumental in our expansion into distribution in India as well as home entertainment and music. He has served as a director since April 2006 and led our growth within India for many years before being appointed Executive Vice Chairman and Managing Director of Eros India on September 28, 2009. Mr. Sunil Lulla is the brother of Mr. Kishore Lulla, uncle of Mrs. Rishika Lulla Singh and the cousin of Mr. Ahuja and Mr. Sadhwani.

Mrs. Rishika Lulla Singh is a director and the CEO of Eros Digital, which covers all of the digital initiatives for Eros including Eros Now. Mrs. Lulla Singh has been instrumental in spearheading the creation, and development distribution of Eros Now within India and internationally. She graduated from the School Of Oriental and African Studies with a BA in South Asian Studies and Management and completed a postgraduate study at the UCLA School of Theatre, Film and Television. With over five years of experience in over-the-top platforms and content, Mrs. Lulla Singh has been a key contributor in driving the growth and penetration of Eros Now, both with technological developments and relationship management to stimulate platform penetration. She was named Young Entrepreneur of the Year by the 2016 Asian Business Awards. Recently she won the award for 'Women Leadership in Industry' at the ‘Times National Awards for Marketing Excellence’ and featured in Top Women CEOs by India Today. Mrs. Lulla Singh is the daughter of Mr. Kishore Lulla and the niece of Mr. Sunil Lulla. She has served as director since November 2014.

Mr. Shailendra Swarup is a Director. Mr. Swarup is a practicing lawyer in India since 1965 and has over 50 years experience as corporate attorney in India. He is senior partner of the law firm Swarup & Company, New Delhi, India. He has served as a director since July 2017. His vast experience includes advising Indian and foreign with respect to transborder transactions, acquisitions, joint ventures, technology transfers in diverse sectors and industry. He presently serves as an independent Director on the Board of 6 public companies and 4 private companies. He was one of the members of Confederation of Indian Industry (“CII”) Task Force which formulated for the first time in India the Code for corporate governance. He was member of the Committee constituted by the Reserve Bank of India for governance of public sector banks and financial institutions in India. He advised National Council for Applied Economic Research on and reviewed the draft Bill of the New Electricity Act. He advised National Highways Authority of India and the Planning Commission of India on development of documentation for infrastructure Projects through build operate transfer model and public private partnership.

Mr. Dilip Thakkar is a director. Mr. Thakkar received a degree in Commerce and Law from Mumbai University. A practicing chartered accountant since 1961, Mr. Thakkar has significant financial experience. He is a senior partner of Jayantilal Thakkar & Co. Chartered Accountants and a member of the Institute of Chartered Accountants in India. In 1986 he was appointed by the Reserve Bank of India as a member of the Indian Advisory Board for HSBC Bank and the British Bank of the Middle East for a period of eight years. He is the former President of the Bombay Chartered Accountants’ Society and was then Chairman of its International Taxation Committee. Mr Thakkar serves as an Independent Director of seven public limited companies and seven private limited companies in India and twelve foreign companies. He has served as a director since April 2006.

Mr. David Maisel is a director. Mr. Maisel is Chairman of Mythos Studios which he and Scooter Braun launched in early 2018. Mr. Maisel was an Advisor to Rovio, the owners of Angry Birds, from 2011 - 2017 and is the Executive Producer of the Angry Birds feature film which was released in May 2016. Mr. Maisel is also a Director at Gaia, a NASDAQ listed company. Prior to this he served in senior executive positions with Marvel Entertainment from 2003 until 2010, where he conceived and spearheaded the creation of Marvel Studios, the launch of the “Iron Man” franchise, and Marvel’s 2010 sale to The Walt Disney Company. At Marvel, he was Chairman of Marvel Studios and also in the Office of the Chief Executive for its parent company, Marvel Entertainment. He was also the Executive Producer of “Iron Man,” “The Incredible Hulk,” “Iron Man 2,” “Thor,” and “Captain America: The First Avenger.” Prior to Marvel, Mr. Maisel served in senior executive positions at Endeavor Talent Agency, The Walt Disney Company, Creative Artists Agency, Chello Broadband, and The Boston Consulting Group. He is a graduate of Harvard Business School and Duke University. He has served as a director since November 2014.

Senior Management

Mr. Prem Parameswaran is our Group Chief Financial Officer and President of Eros International’s North America operations. Mr. Parameswaran joined Eros with over 23 years of experience in investment banking, advising clients in the global telecommunications, media and technology sector, including on mergers and acquisitions and public, private equity and debt financings. Mr. Parameswaran most recently served as the Global Head of Media and Telecommunications Investment Banking at Jefferies LLC. Prior to Jefferies, he was the Americas Head of Media & Telecom at Deutsche Bank and also previously worked at both Goldman Sachs and Salomon Brothers. Throughout his career, he has executed over 300 transactions. Mr. Parameswaran graduated from Columbia University with a BA and received an MBA from Columbia Business School. Mr. Parameswaran joined us in June 2015. Mr. Parameswaran also serves on the Boards of the Columbia University Alumni Trustee Nominating Committee and the Program for Financial Studies at Columbia Business School. Mr. Parameswaran was invited to the White House Oval Office Reception for Diwali in 2017 with President Trump.

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

Mr. Pranab Kapadia is President Marketing & Distribution of our UK, Europe and Africa Operations. Mr. Kapadia received a Master’s degree in Management Studies (MMS) from Bombay University, majoring in Finance. He has over 23 years of experience in the Indian TV & Film Industry, previously having served with Zee Network for 10 years as Head of Operations & Programming (Europe) and later as Business Head of Adlabs Films (U.K.) Limited for one year. Mr. Kapadia brings with him significant insight and a strong understanding of the entertainment needs of South Asians internationally. He joined us in 2007.

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

The compensation of our non-executive directors is set by our board of directors as a whole, after consulting with outside experts or advisors.

The following tables and footnotes show the remuneration of each of our directors for fiscal 2018:

	Year ended March 31,
	2018 Salary	2018 Director Fees	2018 Benefits(1)	2018 Total	2017 Total
	(in thousands)
Kishore Lulla	$1,331	$—	$—	$1,331	$1,306
Jyoti Deshpande	1,060	—	—	1,060	958
Vijay Ahuja	286	—	32	318	378
Sunil Lulla(2)	659	—	19	678	693
Naresh Chandra	—	103	—	103	180
Dilip Thakkar	—	81	—	81	77
David Maisel	—	95	—	95	91
Rishika Lulla Singh	345	—	—	345	320
Shailendra Swarup	—	37	—	37	—
Total	$3,681	$316	$51	$4,048	$4,003

(1) Health insurance, except for Sunil Lulla (see Note (2) below).

(2)(1) Sunil Lulla’s fiscal 2018 compensation consisted of the following (Indian Rupees translated to U.S. dollars at a rate of INR 64.5 per $1.00)

Particulars for Mr Sunil Lulla	INR	USD
Basic salary	15,972,000	$247,710
Reimbursements car/entertainment etc.	2,439,600	37,836
Medical reimbursement	15,000	233
Special pay	21,730,464	337,018
Company rent accommodation	3,600,000	55,832
Total India	43,757,064	$678,629

The total compensation paid to our executive officers in fiscal 2018 was $12 million (2017: $16.5 million).

The following table and footnotes show the cost recognized in fiscal 2018 in respect to all outstanding plans and by grant of shares, which are all equity settled instruments, to our directors is as follows:

	Option 2014	JSOP	June 09, 2015	June 09, 2016	November 22, 2017	Total
Kishore Lulla	—	$—	$458	$961	$573	$1,992
Jyoti Deshpande	—	—	$366	769	458	$1,593
Sunil Lulla	—	—	$366	769	458	$1,593
Dilip Thakkar	—	—	—	—	47	$47
Naresh Chandra	—	—	—	—	—	—
David Maisel	$418	—	—	—	—	$418
Rishika Lulla Singh	—	61	—	769	458	$1,288
Shailendra Swarup	—	—	—	—	47	$47
Total	$418	$61	$1,190	$3,268	$2,041	$6,978

Eros India Incentive Compensation

Pursuant to the Board Resolution dated May 29, 2015 and May 26, 2017 passed by the Board of Directors of Eros India and Shareholders Resolution dated September 3, 2015 and September 28, 2017 passed by the Shareholders of Eros India, the incentive bonus upto 1% of the net profits payable to Mr. Sunil Lulla and Mr. Kishore Lulla has been approved for the services rendered by Mr. Sunil Lulla and Mr. Kishore Lulla to Eros India, in accordance to the applicable laws. Mr. Sunil Lulla is eligible for incentive bonus for the term of 5 (Five) years, until September 27, 2020 and Mr. Kishore Lulla is eligible for incentive bonus for the term of 5 (Five) years, until October 31, 2022 respectively. The Nomination and Remuneration Committee of Eros India will take into account the incentive bonus paid to both Mr. Sunil Lulla and Mr. Kishore Lulla, at the time of determination of compensation payable to each of them.

Share-Based Compensation Plans

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Year ended March 31
	2018	2017	2016
	(in thousands)
IPO India Plan	$1,572	$2,140	$1,736
JSOP Plan	615	3,622	2,696
Option award scheme 2012	197	699	1,610
2014 Share Plan	(22)	1,427	2,361
2015 Share Plan	100	328	932
Other share option awards(*)	7,283	4,405	894
Management scheme (staff share grant)	8,173	10,850	20,763
	$17,918	$23,471	$30,992

(*) includes Restricted Share Unit (RSU) and Other share option plans.

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

The movement in the shares held by the JSOP Trust is given below:

	Year ended March 31
	2018	2017	2016
Shares held at the beginning of the year	1,146,967	1,239,497	1,723,657
Shares granted	—	—	380,000
Shares exercised	—	(92,530)	(573,260)
Shares forfeiture/lapsed	—	—	(290,900)
Shares held at the end of the year	1,146,967	1,146,967	1,239,497
Unallocated shares held by trust	106,701	106,701	92,530
	1,253,668	1,253,668	1,332,027

Employee Stock Option Plans

A summary of the general terms of the grants under stock option plans and stock awards are as follows:

Range of exercise prices
IPO India Plan	INR10 – 175
IPO Plan – June 2006	GBP 5.28
JSOP Plan	$11.00 – 24.00
Option award scheme 2012	$11.00
2014 Share Plan	$14.97– 18.50
2015 Share Plan	$7.40 – 33.12
Other share option plans	$18– $18.88
Restricted Share Unit (RSU)	—
Management Share Award	—

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

The activity in these stock option plans is summarized below:

		Year ended March 31
		2018			2017			2016
	Name of Plan	Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	IPO India Plan	2,108,063	INR	34.96	2,196,215	INR	35.17	1,437,400	INR	52
Granted		863,320		10	269,381		10	966,009		10
Exercised		(1,113,160)		32.19	(269,553)		10	(180,920)		39
Forfeited and lapsed		(234,188)		10	(87,980)		10	(26,274)		10
Outstanding at the end of the year		1,624,035		28.85	2,108,063		34.96	2,196,215		35.17
Exercisable at the end of the year		501,122	INR	65.14	911,854	INR	63.75	632,566	INR	78.00

Outstanding at the beginning of the year	IPO Plan June 2006	—		—	62,438	GBP	5.28	62,438	GBP	5.28
Granted		—		—	—		—	—		—
Exercised		—		—	(62,438)		5.28	—-		—
Forfeited and lapsed		—		—	—-			—-		—
Outstanding at the end of the year		—		—	—		—	62,438		5.28
Exercisable at the end of the year		—		—	—	GBP	—	62,438	GBP	5.28

Outstanding at the beginning of the year	JSOP Plan	1,146,965		$14.98	1,239,495		$14.98	1,723,657		$11.60
Granted		—		—	—		—	380,000		24.00
Exercised		—		11	(92,530)		11	(573,262)		11.00
Forfeited and lapsed		—		—	—		—	(290,900)		11.00
Outstanding at the end of the year		1,146,965		$14.98	1,146,965		$14.98	1,239,495		$14.98
Exercisable at the end of the year		728,736		$11	728,736		$11	617,450		$11.00

Outstanding at the beginning of the year	Option award scheme 2012	674,045		$11	674,045		$11	674,045		$11.00
Granted		—		—	—		—	—		—
Exercised		—		—	—		—	—		—
Forfeited and lapsed		—		—	—		—	—		—
Outstanding at the end of the year		674,045		11	674,045		11	674,045		11.00
Exercisable at the end of the year		674,045		$11	449,363		$11	224,682		$11.00

Outstanding at the beginning of the year	2014 Share Plan	723,749		$18.06	773,749		$17.86	230,000		$16.27
Granted		—		—	—		—	600,000		18.40
Exercised		—		—	—		—	—		—
Forfeited and lapsed		(323,750)		18.39	(50,000)		14.97	(56,251)		17.13
Outstanding at the end of the year		399,999		17.79	723,749		18.06	773,749		17.86
Exercisable at the end of the year		289,583		$17.67	288,333		$17.80	96,664		$15.99

Outstanding at the beginning of the year	2015 Share Plan	233,750		$16.23	282,500		$16.68	200,000		17.46
Granted		—		—	—		—	105,000		$15.35
Exercised		(10,208)		8.71	(8,750)		8.84	—		—
Forfeited and lapsed		(12,292)		14.64	(40,000)		18.68	(22,500)		19.17
Outstanding at the end of the year		211,250		16.21	233,750		16.23	282,500		16.68
Exercisable at the end of the year		181,354		$17.36	127,604		$17.46	72,708		$16.90

Outstanding at the beginning of the year	Other share option plans	500,000		$18.88	1,000,000		18.44	500,000		18.88
Granted		—			—		—	500,000		18.00
Exercised		—			—		—	—		—
Forfeited and lapsed		—			(500,000)		18	—		—
Outstanding at the end of the year		500,000		18.88	500,000		18.88	1,000,000		18.44
Exercisable at the end of the year		300,000		$18.88	200,000		$18.88	100,000		$18.88

Outstanding at the beginning of the year	RSU	182,725		—	72,480		—	116,730		—
Granted		1,044,290		—	216,735		—	—		—
Exercised		(366,491)		—	(95,990)		—	(36,950)		—
Forfeited and lapsed		(22,934)		—	(10,500)		—	(7,300)		—
Outstanding at the end of the year		837,590		—	182,725		—	72,480		—
Exercisable at the end of the year		119,150		—	12,445		—	1,960		—

Outstanding at the beginning of the year	Management Scheme	1,130,000		—	910,000		—	525,000		—
Granted		700,000		—	670,000		—	910,000		—
Exercised		(316,667)		—	(450,000)		—	(525,000)		—
Forfeited and lapsed		—		—	—		—	—		—
Outstanding at the end of the year		1,513,333		—	1,130,000		—	910,000		—
Exercisable at the end of the year		173,333		—	180,000		—	175,000		—

The following table summarizes information about outstanding stock options:

	Year ended March 31
	2018			2017			2016
Name of Plan	Weighted average remaining life (Years)	Weighted average exercise price		Weighted average remaining life (Years)	Weighted average exercise price		Weighted average remaining life (Years)	Weighted average exercise price
IPO India Plan	3.08	INR*	35.0	4.10	INR*	35.0	4.10	INR*	35.0
IPO Plan June 2006	—	GBP**	—	—	GBP**	—	0.25	GBP**	5.28
JSOP Plan	3.93		$16.19	4.93		$16.19	5.93		$14.98
Option award scheme 2012	3.75		$11.00	4.83		$11.00	5.83		$11.00
2014 Share Plan	5.96		$17.79	7.11		$18.06	6.88		$17.86
2015 Share Plan	6.06		$16.21	6.08		$16.23	5.91		$16.68
Other share option plans	3.75		$18.88	4.75		$18.88	5.75		$18.44
Management Scheme	5.56		$—	5.59		$—	6.00		$—
Restricted Stock Unit	5.60		$—	5.63		$—	6.00		$—

(*) INR – Indian Rupees

(**) GBP – Great Britain Pound

The following table summarizes information about inputs to the fair valuation model for options granted during the year:

IPO India Plan
Expected volatility(1)(2)	35% - 75%
Option life (Years)	1.91 - 7.00
Dividend yield	0%
Risk free rate	6.51% - 8.50%
Range of fair value of the granted options at the grant date(3)	INR 179 – 380

(1)	The expected volatility in respect of the IPO India Plan is based on Eros International Media Limited’s historic volatility.
(2)	The expected volatility of all other options is based on the historic share price volatility of the Company over time periods comparable to the time from the grant date to the maturity dates of the options.
(3)	Fair value of options granted under all other schemes is measured using a Black Scholes model.

Restricted Stock Unit (RSU) and Management Scheme plan

In respect of units/options granted towards RSU and Management Scheme, grant date fair value approximates intrinsic value.

JOINT STOCK OWNERSHIP PLAN RESERVE (JSOP Reserve)

(in thousands)
Balance at April 1, 2016	$(17,167)
Issue out of treasury shares	1,182
Balance at April 1, 2017	$(15,985)
Issue out of treasury shares	—
Balance at March 31, 2018	$(15,985)

The JSOP Reserve represents the cost of shares issued by Eros International Plc and held by the JSOP Trust to satisfy the requirements of the JSOP Plan (Refer Note 28).  On June 5, 2014, the Board approved discretionary vesting of 20% of the applicable JSOP shares. In the current year 106,701 (2017: 106,701) ‘A’ ordinary shares held by the JSOP Trust were eligible to be issued to employees.

The number of shares held by the JSOP Trust at March 31, 2018 was 1,253,668 ‘A’ Ordinary shares (2017: 1,253,668 ‘A’ Ordinary shares).

C. Board Practices

All directors hold office until the expiration of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:

•	Class A, whose term will expire at the annual general meeting to be held in fiscal year 2019;
•	Class B, whose term will expire at the annual general meeting to be held in fiscal year 2020; and
•	Class C, whose term will expire at the annual general meeting to be held in fiscal year 2021.

Our directors for fiscal year 2019 are classified as follows:

•	Class I: Jyoti Deshpande and Vijay Ahuja;
•	Class II: Sunil Lulla, Dilip Thakkar and Rishika Lulla Singh; and
•	Class III: Kishore Lulla, Shailendra Swarup and David Maisel.

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

On February 17, 2016, with effect from April 1, 2016, Kishore Lulla’s employment contract was transferred to Eros Digital FZ LLC at a gross annual salary of $1,133,000, which is recharged to group company and/or holding company, Eros and all other employments contracts were terminated. All other conditions of the employment contracts remain the same. Kishore Lulla is also director on the board of Eros India and is entitled to a gross salary $197,821.

Sunil Lulla, our director, has entered into an employment agreement with Eros India pursuant to which he serves as Executive Vice Chairman and Managing Director of Eros India. Sunil Lulla is entitled to receive a basic gross annual salary, as well as medical insurance and certain other benefits and perquisites. Eros India may terminate the agreement upon thirty days’ notice if certain events occur, including a material breach of the agreement by Sunil Lulla. The agreement contains a confidentiality provision that restricts Sunil Lulla during the term of his employment and for a period of two years following termination and a non- competition provision that restricts him during the term of his employment.

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

There are certain conditions under which if the agreement is terminated before September 1, 2016, Ms. Deshpande may be required to surrender all or part of the shares issued to her under this agreement. The agreement expires automatically upon Ms. Deshpande’s 65th birthday. The agreement contains a confidentiality provision and non-competition and non-solicitation provisions that restrict Ms. Deshpande for a period of six to twelve months following termination. Ms. Deshpande, who is also a director on the board of Eros India, has a contract with Eros India that entitles her to a gross basic salary and Ms. Deshpande as on June 30, 2018 has options to purchase up to 211,160 shares of Eros India at $1.14 per share with a 3-year vesting period commencing from July 16, 2013.

Ms. Deshpande also owns 360,000 shares of Eros India that came from previously vested options that she exercised.

On February 17, 2016, with effect from April 1, 2016, it was agreed in a letter agreement between Eros International Plc, Eros Digital FZ LLC and Ms. Deshpande that she would receive a gross annual salary of $700,000 from Eros International Plc and $100,000 from Eros Digital FZ LLC. Ms. Deshpande’s service agreement with Eros International Limited would stand terminated as of April 1, 2016 and her ongoing agreement with Eros International Media Limited remained unchanged.

From April 1, 2018, Jyoti Deshpande has stepped down from the post of Group Chief Executive Officer and Managing Director and has been re-designated as Non-Executive Non-Independent Director on the Board of Eros International Plc and Eros India and all emoluments payable to her by Eros International Plc, Eros Digital FZ LLC and Eros India has been discontinued effective April 1, 2018 and all the service agreements have been discontinued except for shares award entitlement granted to her which shall vest according to the terms of the grant/options.

Vijay Ahuja, our director and Vice Chairman, entered into a service agreement with Eros International Pte Ltd to provide services to us and our subsidiaries. The service agreement is terminable by either party with twelve months’ written notice. Eros International Pte Ltd may terminate the agreement immediately in certain circumstances, including upon certain types of misconduct or upon paying the executive an amount equivalent to his basic salary for a twelve month period. The agreement shall automatically terminate on his 65th birthday. Mr. Ahuja receives a basic gross annual salary and is entitled to participate in any bonus scheme and/or option scheme applicable to his position. The agreement contains a confidentiality provision and non-competition and non- solicitation provisions that restrict Mr. Ahuja for a period of six months following termination.

Mrs. Rishika Lulla Singh, our director, has entered into a service agreement on July 3, 2015 with Eros Digital FZ LLC, pursuant to which she serves as the Chief Executive Officer and an executive director of Eros Digital FZ LLC. The employment agreement is for a term of three years and is terminable by either party by giving 12 months written notice. On February 17, 2016 with effect from April 1, 2016, an amended and restated service agreement was executed with Mrs. Rishika Lulla Singh by Eros Digital FZ LLC. Mrs. Rishika Lulla Singh is entitled to annual salary of $420,000 effective January 1, 2018.

Our non-executive Director, Mr. Dilip Thakkar, has entered into letter of appointment with us that provide him with annual fees of $95,000 per annum (as per Board Meeting dated June 28, 2016). Mr. Shailendra Swarup has been appointed as non-executive Director with effect from July 25, 2017 and annual fees for his service has director for Eros International Plc is $53,000 (equivalent to GBP 40,000). The appointments are for an initial period of one year, and there after terminable by either the non- executive director or by us with three months’ written notice, or by us immediately in the case of fraud.

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

Mr. Prem Parameswaran, our Group Chief Financial Officer and President North America, has entered into an employment agreement with us on May 26, 2015 which provides him with an annual salary of $450,000. The employment agreement is for a term of three years and is terminable by either party by giving 12 months written notice. Mr. Parameswaran is also entitled to 300,000 A ordinary shares at $0.45 per share as part of his employment agreement, these shares are restricted, but will cease to be so in three equal tranches from May 2016. Mr Parameswaran was also granted options to purchase up to 300,000 A ordinary shares at $18.30 as part of his employment agreement, such options vest in three equal annual tranches commencing in June 2016.

Mr. Mark Carbeck, our Chief Corporate and Strategy Officer and Mr. Pranab Kapadia, our President of Europe and Africa Operations, have both entered into service agreements with Eros International Limited to provide services to us and certain of our subsidiaries. The service agreements are terminable by either party with three months’ written notice. Eros International Ltd may terminate the agreement immediately in certain circumstances, including upon certain types of misconduct or upon paying the executive an amount equivalent to his basic salary for a three month period. Mr. Carbeck and Mr Kapadia receive a basic gross annual salary and are entitled to participate in any current bonus scheme applicable to their positions. The agreement contains a confidentiality provision non-competition and non-solicitation provisions that restrict the executive for a period of twelve months following termination.

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

The current members of our Audit Committee are Mr. Thakkar (Chair) and Mr. Swarup. The Audit Committee met six times during fiscal year 2018. Our board of directors has determined that each of the members of our Audit Committee are independent.

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

The current members of our Remuneration Committee are Mr. Shailendra Swarup (Chair) and Mr. Dilip Thakkar. The Remuneration Committee met four times during fiscal year 2018. Our board of directors has determined that each of the members of our Remuneration Committee is independent.

Nomination Committee

Our board of directors has adopted a written charter under which our Nomination Committee operates. This charter sets forth the duties and responsibilities of our Nomination Committee, which, among other things, include recommending to our Board of Directors candidates for election at the annual meeting of shareholders and performing a leadership role in shaping the Company’s corporate governance policies. A copy of our Nomination Committee charter is available on our website at www.erosplc.com . Information contained in our website is not a part of, and is not incorporated by reference into, this annual report.

The current members of our Nomination Committee are Mr. Shailendra Swarup (Chair) and Mr. Thakkar. The Nomination Committee is an ad hoc committee and met four times during fiscal year 2018. Our board of directors has determined that each of the members of our Nomination Committee is independent.

The table below summarizes the composition of our committees during the year.

	Audit Committee	Remuneration Committee	Nomination Committee
Shailendra Swarup	Member	Chairman	Chairman
Dilip Thakkar	Chairman	Member	Member

D. Employees

As of March 31, 2018, we had 423 employees, with 386 employees based in India, and the remainder employed by our international subsidiaries. All are full time employees or contractors. Our employees are not unionized. We believe that our employee relations are good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as at July 30, 2018 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as at July 30, 2018 are based on an aggregate of 68,824,171 ordinary shares outstanding as at that date.

	Number of A Ordinary Shares Beneficially Owned		Number of B Ordinary Shares Beneficially Owned
	Number of Shares of A	Percent of Class	Number of Shares of B	Percent of Class
Directors
Kishore Lulla(1)	11,567,399	19.6%	9,712,715	100.0%
Jyoti Deshpande(2)	2,112,333	3.6%	—	—
Vijay Ahuja	5,266,667	8.9%	—	—
Sunil Lulla	*	*	—	—
Dilip Thakkar	*	*	—	—
David Maisel	*	*	—	—
Rishika Lulla Singh	*	*	—	—

Senior Management
Prem Paramsewaran	*	*	—	—
Mark Carbeck	—	—	—	—
Pranab Kapadia	—	—	—	—
Surender Sadhwani	*	*	—	—
All directors and senior management as a group	20,279,706	34.3%	9,712,715	100.0%

*	Represents less than 1%.
(1)	Kishore Lulla’s interest in certain of his shares is by virtue of his holding ownership interest in and being a potential beneficiary of discretionary trusts that hold our shares and serving as trustee of the Lulla Foundation, a U.K. registered charity that holds our shares.
(2)	Jyoti Deshpande’s interest in certain of her shares is by virtue of her prior existing shareholding vested options received as compensation and the 1,676,645 of our shares which she was issued on September 18, 2013 under her employment agreement. Ms Deshpande received A ordinary shares totalling to 90,000 in 2014 and 160,000 annually in 2015, 2016, and 2017 as part of executive director share awards.

Kishore Lulla, by virtue of their holdings of B ordinary shares have different voting rights to the other Directors. Each A ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, and each B ordinary share is entitled to ten votes. In order to vote at any meeting of shareholders, a holder of B ordinary shares will first be required to certify that it is a permitted holder as defined in our articles.

Options to purchase A ordinary from the Company are granted from time to time to directors, officers and employees of the Company on terms and conditions acceptable to the Board of Directors.

The following table provides the JSOP Plan details with respect to the directors and officers:

Name	Number of ‘A’ ordinary Shares Options	Date of Grant	Exercise Price ($USD)	Expiration Date
Rishika Lulla Singh	242,034	August 2014	$15.34	August 2024
Pranab Kapadia	132,013	April 2012	$11.00	April 2018
Surender Sadhwani	130,000	August 2015	$24.00	May 2017

The following table provides option details with respect to the directors and officers.

Name	Number of ‘A’ ordinary Shares Options	Date of Grant	Exercise Price ($USD)	Expiration Date
Prem Parameswaran	300,000	June 2015	$18.3	June 2018
Surender Sadhwani	674,045	September 2014	$11.00	June 2017
David Maisel	500,000	February 2015	$18.88	February 2020
Mark Carbeck	70,000	February 2015	$14.97	March 2025

(1)	In addition Jyoti Deshpande also has 211,160 share options in Eros International Media Limited by virtue of the IPO India Plan. The options had a three year vesting period commencing July 16, 2013, with an exercise price of $1.14.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and accompanying footnotes provide information regarding the beneficial ownership of our ordinary shares as of July 30, 2018 with respect to each person or group who beneficially owned 5% or more of our issued ordinary shares.

Beneficial ownership, which is determined in accordance with the rules and regulations of the SEC, means the sole or shared power to vote or direct the voting or dispose or direct the disposition of our ordinary shares. The number of our ordinary shares beneficially owned by a person includes ordinary shares issuable with respect to options or similar convertible securities held by that person that are exercisable or convertible within 60 days of July 30, 2018.

The number of shares and percentage beneficial ownership of ordinary shares below is based on 59,111,456 issued A ordinary shares and 9,712,715 issued B ordinary shares as of July 30, 2018.

Except as otherwise indicated in the footnotes to the table, shares are owned directly or indirectly with sole voting and investment power, subject to applicable marital property laws.

	Number of A Ordinary Shares Beneficially Owned		Number of B Ordinary Shares Beneficially Owned
	Number of Shares of A	Percent of Class	Number of Shares of B	Percent of Class
Kishore Lulla(1)	11,567,399	19.6%	9,712,715	100.0%
Beech Investments(2)	1,756,660	3.0%	9,546,048	98.3%
Eros Ventures Limited(3)	8,625,323	14.6%	—	—
Capital Research Global Investors	6,846,094	11.6%	—	—
Vijay Ahuja	5,266,667	8.9%	—	—
Paradice Investment Management LLC	5,130,552	8.7%	—	—
Gilder Gagnon Howe & Co LLC	3,615,139	6.1%	—	—

(1)	Kishore Lulla’s interest in certain of his shares is by virtue of his holding ownership interest in and being a potential beneficiary of discretionary trusts that hold our shares and serving as trustee of the Lulla Foundation, a U.K. registered charity that holds our shares.
(2)	Beech Investments Limited, c/o SG Hambros Trust Company (Channel Islands) Limited, 18 Esplanade, St Helier, Jersey, JE4 8RT. Beech Investments, a company incorporated in the Isle of Man, is owned by discretionary trusts that include Eros director Kishore Lulla as a beneficiary. The shares currently held by Beech Investments Limited are being held as B ordinary shares, but will convert into A ordinary shares (pursuant to Section 22.1 of the Articles of Association) upon being transferred to a person who is not a Permitted Holder (as defined in Section 22.1 of the Articles of Association).
(3)	Eros Ventures Limited, c/o SG Kleinwort Hambros Trust Company Limited, Hambro House, St. Julians Avenue, St. Peter Port, Guernsey, GY1 3ED. Eros Ventures Limited, a company incorporated in the British Virgin Islands, is owned by discretionary trusts that include Mr. Kishore Lulla as beneficiary.

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

•	Prior to our listing on the NYSE on November 18, 2013 the interests of all our major shareholders were in ordinary GBP 0.10 shares.

•	Kishore Lulla’s interest in certain of his shares is by virtue of his holding ownership interest in and being a potential beneficiary of discretionary trusts that hold our shares and serving as trustee of the Lulla Foundation, a U.K. registered charity that holds our shares. Since June 30, 2017, Mr. Lulla’s aggregate ownership of our A ordinary shares, through both direct and indirect ownership, has increased by 1,883,945 shares. The increase in Mr. Lulla’s ownership was driven by a combination of shares received through executive compensation schemes, increase in holdings of Beech Investments and Eros Ventures limited, and conversion of certain amounts of B ordinary shares into A ordinary shares.

•	Capital Research Global Investors reported its percentage ownership of our ordinary shares to be 11.6% (based on the current number of our ordinary shares reported as of this filing) in a Schedule 13F filed with the Commission as of March 31, 2018.

•	Paradice Investment Management LLC reported its percentage ownership of our ordinary shares to be 8.7% (based on the current number of our ordinary shares reported as of this filing) in a Schedule 13F filed with the Commission as of March 31, 2018.

•	Gilder Gagnon Howe & Co LLC reported its percentage ownership of our ordinary shares to be 6.1% (based on the current number of our ordinary shares reported as outstanding as of this filing) in a Schedule 13F filed with the Commission as of March 31, 2018.

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

As of March 31, 2018, approximately 52,887,388 of our A ordinary shares, representing 94.9% of our outstanding A ordinary shares as of March 31, 2018, were held by a total of 3 record holders with addresses in the United States. Computershare, N.A., the depositary, has advised us that, as of March 31, 2018, approximately 94.2% of our total outstanding ordinary shares in the form of 52,482,888 A ordinary shares, were held of record by DTC, the Depository Trust Company, under the nominee name of Cede & Co., on behalf of DTC participants. The number of beneficial owners of our A ordinary shares in the United States is likely to be much larger than the number of record holders of our A ordinary shares in the United States.

B. Related Party Transactions

The following is a description of transactions since April 1, 2014 to which we have been a party, in which the amount involved in the transaction exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our issued share capital had or will have a direct or indirect material interest.

Family Relationships

Mr. Kishore Lulla, our director and Chairman, is the brother of Mr. Sunil Lulla, and father of Mrs. Rishika Lulla Singh, each of whom are directors, and a cousin of Mr. Vijay Ahuja, our director and Vice Chairman, and of Mr. Surender Sadhwani, our President of Middle East Operations. Mr. Sunil Lulla is the brother of Mr. Kishore Lulla, uncle to Mrs. Lulla Singh, and a cousin of Mr. Ahuja and Mr. Sadhwani. Mr. Ahuja is a cousin of Mr. Kishore Lulla and Mr. Sunil Lulla. Mrs. Lulla Singh is the daughter of Mr. Kishore Lulla and niece of Mr. Sunil Lulla. Mr. Sadhwani is a cousin of Mr. Kishore Lulla and Mr. Sunil Lulla. Mr. Arjan Lulla, our founder, is the father of Mr. Kishore Lulla and Mr. Sunil Lulla, grandfather of Mrs. Lulla Singh, uncle of Mr. Ahuja and Mr. Sadhwani and an employee of Redbridge Group Ltd., is the Honorary President of Eros and a director of our subsidiary Eros Worldwide. Mrs. Manjula Lulla, the wife of Mr. Kishore Lulla, is an employee of our subsidiary. Ms Ridhima Lulla, is the daughter of Mr. Kishore Lulla and an employee of our subsidiary. Mrs. Krishika Lulla is the wife of Mr Sunil Lulla and an employee of Eros India.

Leases

Pursuant to a lease agreement that expired on March 31, 2018, the lease requires Eros International Media Limited to pay $5,000 each month under this lease. Eros International Media Limited leases apartments for studio use at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Manjula K. Lulla, the wife of Kishore Lulla. The lease was renewed on April 1, 2018 for a further period of one year on the same terms.

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

Pursuant to a lease agreement that expires on January 4, 2020, Eros International Media Limited leases office premise for studio use at Supreme Chambers, 5th Floor, Andheri (W), Mumbai from Kishore and Sunil Lulla. Beginning January 2015, the lease requires Eros International Media Limited to pay $61,000 each month under this lease.

Pursuant to a lease agreement that expires on April 1, 2020, the real estate property at 550 County Avenue, Secaucus, New Jersey, from 550 County Avenue Property Corp, a Delaware corporation owned by Beech Investments. The lease commenced on April 1,2015, and required the Group to pay $11,000 each month. The lease was renewed on April 1, 2015 for a further period of five years on the same terms. This is a non-cancellable lease

Pursuant to a lease agreement that expired in March 2018, including renewal periods, the Group leases for U.K. corporate offices, the real property at 13 Manchester Square, London from Linecross Limited, a U.K. company owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary. The lease commenced on November 19, 2009 and requires the Group to pay $109,000 each quarter. The lease was not renewed after it expired in March 2018.

Honorary Appointment of Mr. Arjan Lulla

Pursuant to an agreement the Group entered into with Red Bridge Group Limited on June 27, 2006, the Group agreed to pay an annual fee set each year of $270,000, $260,000 and $300,000 in the respective years ended March 31, 2018, 2017 and 2016, for the services of Arjan Lulla, the father of Kishore Lulla and Sunil Lulla, grandfather of Mrs. Rishika Lulla Singh, uncle of Vijay Ahuja and Surender Sadhwani and an employee of Redbridge Group Limited. The agreement makes Arjan Lulla honorary life president and provides for services including attendance at Board meetings, entrepreneurial leadership and assistance in setting the Group’s strategy. Red Bridge Group Limited. is an entity owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary.

Lulla Family Transactions

The Lulla family refers to Mr. Arjan Lulla, Mr. Kishore Lulla, Mr. Sunil Lulla, Mrs. Manjula Lulla, Mrs. Krishika Lulla, Mrs. Rishika Lulla Singh, and Ms. Riddhima Lulla.

The Group has engaged in transactions with NextGen Films Private Limited, an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla, each of which involved the purchase and sale of film rights. In the year ended March 31, 2018, NextGen Films Private Limited sold film rights $7,760,000 (2017: $616,000, 2016: $2,728,000) to the Group, and purchased film rights, including production services, of Nil (2017: Nil and 2016: $Nil).The Group advanced $19,025,000 (2017: $22,881,000, 2016: $5,400,000) to NextGen Films Private Limited for film co-production and received refund of $6,114,000 (2017: $5,075,000, 2016: $6,945,000) on abandonment of certain film projects.

The Group also engaged in transactions with Everest Entertainment LLP entity owned by the brother of Manjula K. Lulla, wife of Kishore Lulla, which is involved in the purchase and sale of film rights. In the year ended March 31, 2018, Everest Entertainment LLP sold film rights of 166,000 (2017: Nil, 2016: Nil) to the Group.

Mrs. Manjula Lulla, the wife of Kishore Lulla, is an employee of Eros International Plc. and is entitled to a salary of $139,000 per annum (2017: $130,000 and 2016: $154,000). Mrs. Krishika Lulla, the wife of Sunil Lulla, is an employee of Eros International Media Limited (EIML) and is entitled to a salary of $133,000 per annum (2017: $133,000, 2016: $138,000). Ms. Riddhima Lulla, the daughter of Kishore Lulla, was an employee of Eros Digital FZ LLC and is entitled to a salary of Nil per annum (2017: $51,000, 2016: $38,000 and is an employee of Eros World Wide FZ LLC is entitled to a salary of $90,000 per annum.

All of the amounts outstanding are unsecured and will be settled in cash.

As at March 31, 2018, the Group has provided performance guarantee to a bank amounting to $8,000,000 (2017: $19,500,000) in connection with funding commitments. under film co-production agreements with NextGen Films Private Limited and having varying maturity dates up to the next 12 months. The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

In fiscal year 2017, the Group obtained unsecured short-term borrowings of $6,417,000 from Eros Television India Private Limited at 12% per anum.

Relationship Agreement

Both we and our subsidiaries, including Eros India, acquire rights in movies. The 2009 Relationship Agreement was renewed with the execution of the 2016 Relationship Agreement between Eros India, Eros Worldwide and us (“Relationship Agreement”). The Relationship Agreement, exclusively assigns to Eros Worldwide, certain intellectual property rights and all distribution rights (including global digital distribution rights) for films (other than Tamil films), held by Eros India or any of its subsidiary or the “Eros India” group, in all territories other than India, Nepal, and Bhutan. In return, Eros Worldwide provides a lump sum minimum guaranteed fee to the Eros India Group in a fixed payment equal to 40% of the production cost of such film (including all costs incurred in connection with the acquisition, pre-production, production or post-production of such film), plus an amount equal to 20% thereon as markup. We refer to these payments collectively as the Minimum Guaranteed Fee. Eros Worldwide is also required to reimburse the Eros India Group pre-approved distribution expenses in connection with such film, plus an amount equal to 20% thereon as markup (“distribution expenses”). In addition, 15% of the gross proceeds received by the Eros International Group from monetization of such films, after certain amounts are retained by the Eros International Group, are payable over to the Eros India Group.

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

Lulla Foundation

Prior to our listing on the NYSE in November 2013, we issued the equivalent of 282,949 A ordinary shares to the Lulla Foundation (formerly the Eros Foundation), a U.K. registered charity, for no consideration. Such shares were granted by our Remuneration Committee to Mr. Kishore Lulla as compensation, each of whom directed the issuance of such shares to the Lulla Foundation. Mr. Kishore Lulla and his wife, Mrs. Manjula K. Lulla, are trustees, but not beneficiaries, of the foundation. The Lulla Foundation sold 76,000 A ordinary shares between May 20, 2014 and June 8, 2018 and now currently has 221,949 A ordinary shares as of June 30, 2018.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see “Part III — Item 18. Financial Statements” for a list of the financial statements filed as part of this Annual Report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The high and low last reported sale prices for our shares for the periods indicated are as shown below. We note that the periods are split between when Eros International was listed on the Alternative Investment Market (“AIM”) and when it was listed on the New York Stock Exchange (“NYSE”) on November 13, 2013. With respect to the trading prices on AIM, the prices are adjusted to reflect the one-for-three reverse stock split, which occurred on November 18, 2013, and a translation from British Pound Sterling to U.S. dollars based on the prevailing exchange rate between the British Pound Sterling and the U.S. dollar at the time of the applicable trade. Amounts on the NYSE share price table below are for the period November 18, 2013 to May 31, 2018; and on the AIM share price table, for the period 1 April 2010 to November 18, 2013, only.

	Price per share on NYSE
	High	Low
Fiscal year:
2014	$16.07	$8.94
2015	$22.44	$13.65
2016	$37.60	$6.81
2017	$19.23	$9.65
2018	$16.10	$6.85
Fiscal Quarter:
First quarter 2018	$11.85	$8.80
Second quarter 2018	$16.10	$6.85
Third quarter 2018	$15.25	$9.20
Fourth quarter 2018	$13.45	$9.60
Month:
April 2017	$10.15	$8.90
May 2017	$11.85	$9.55
June 2017	$11.70	$8.80
July 2017	$13.90	$10.00
August 2017	$10.10	$6.85
September 2017	$16.10	$11.45
October 2017	$15.25	$11.55
November 2017	$13.45	$12.25
December 2017	$12.75	$9.20
January 2018	$11.40	$9.60
February 2018	$13.45	$11.15
March 2018	$13.40	$10.90
April 2018	$11.95	$10.00
May 2018	$13.50	$10.95

	Price per share on AIM
	High	Low
Fiscal year:
2011	$13.37	$7.51
2012	$13.11	$9.54
2013	$15.02	$8.05
Fiscal Quarter:
First quarter 2013	$15.02	$8.50
Second quarter 2013	$11.53	$8.05
Third quarter 2013	$11.81	$8.90
Fourth quarter 2013	$12.16	$10.44
First quarter 2014	$11.36	$8.79
Second quarter 2014	$13.45	$9.06
Month:
October 2013	$11.05	$10.27
November 2013	$11.05	$10.27

Our closing price on AIM on November 13, 2013 was $11.18.

B. Plan of Distribution

Not applicable.

C. Markets

Our shares are listed on the NYSE under the symbol “EROS.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Eros International Plc was incorporated in the Isle of Man on March 31, 2006 under the 1931 Act, as a public company limited by shares and effective as of September 29, 2011, was de-registered under the 1931 Act and re-registered as a company limited by shares under the 2006 Act. We maintain our registered office at First Names House, Victoria Road Douglas, Isle of Man IM2 4DF, British Isles; our principal executive office in the U.S. is at 550 County Avenue, Secaucus, New Jersey 07094.

At March 31, 2018, Eros International plc has authorized share capital of 90,287,285 A ordinary shares at a par value of GBP 0.30 per share, of which 55,718,423 is issued share capital, and authorized share capital of 9,712,715 B ordinary shares at a par value of GBP 0.30 per share, of which 9,712,715 is entirely issued and outstanding.

Our activities are regulated by our Memorandum and Articles of Association. We adopted revised Articles of Association by special resolution of our shareholders passed on April 24, 2012. The material provisions of our revised Articles of Association are described below. In addition to our Memorandum and Articles of Association, our activities are regulated by (among other relevant legislation) the 2006 Act. Our Memorandum of Association states our company name, that we are a company limited by shares, that our registered office is at First Names House, Victoria Road Douglas, Isle of Man IM2 4DF, British Isles , that our registered agent is Cains Fiduciaries Limited and that neither the memorandum of association nor the articles of association may be amended except pursuant to a resolution approved by a majority of not less than three-fourths of such members as, being entitled so to do, vote in person or by proxy at the general meeting at which such resolution is proposed. Below is a summary of some of the provisions of our Articles of Association. It is not, nor does it purport to be, complete or to identify all of the rights and obligations of our shareholders.

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

Board of Directors

Under our Articles of Association, the 2006 Act and the committee charters and governance policies adopted by our board of directors, our board of directors controls our business and actions. Our board of directors consists of between three and twelve directors and is divided into three staggered classes of directors of the same or nearly the same number. At each annual general meeting, a class of directors is elected for a three-year term to succeed the directors of the same class whose terms are then expiring. No director may participate in any approval of a transaction in which he or she is interested. The directors receive a fee determined by our board of directors for their services as directors and such fees are distinct from any salary, remuneration or other amounts that may be payable to the directors under our articles.

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

C. Material Contracts

On December 6, 2017, the Company closed a registered direct offering (the “Offering”) of $122,500,000 aggregate principal amount of the Company’s Senior Convertible Notes (collectively, the “Notes”) and a Warrant (collectively, the “Warrants”) to purchase up to 2,000,000 of the Company’s A ordinary shares, for an aggregate purchase price of $100,000,000. The Notes and Warrants were issued and sold pursuant to a Securities Purchase Agreement, dated as of December 4, 2017, by and among the Company and the buyers party thereto (the “Purchase Agreement”).The Offering was effected pursuant to a prospectus supplement dated December 1, 2017 under the Company’s Registration Statement on Form F-3 (Registration No. 333-219708), as amended (the “Registration Statement”). The Registration Statement was declared effective on October 2, 2017.

The Notes

In connection with the issuance of the Notes, the Company entered into an indenture, dated as of December 6, 2017, between the Company and Wilmington Savings Fund Society, FSB, as trustee (the “Base Indenture”), as supplemented by a first supplemental indenture thereto, dated as of December 6, 2017 (the “Supplemental Indenture” and, the Base Indenture as supplemented by the Supplemental Indenture, the “Indenture”). The terms of the Notes include those provided in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended.

The Notes will mature on December 6, 2020 unless earlier converted or redeemed, subject to the right of the holders to extend the date under certain circumstances. The Notes were issued with an original issue discount and will not bear interest except upon the occurrence of an event of default, in which case the Notes shall bear interest at a rate of 6.0% per annum. The Notes are senior obligations of the Company.

The Company will make monthly payments consisting of an amortizing portion of the principal of each Note equal to $3,500,000 and accrued and unpaid interest and late charges on the Note. Provided certain conditions have been satisfied, the Company may make a monthly payment by converting such payment amount into A ordinary shares. Alternatively the Company may, at its option, make monthly payments by redeeming such payment amount in cash, or by any combination of conversion and redemption.

All amounts due under the Notes are convertible at any time, in whole or in part, at the holder’s option, into A ordinary shares at the initial conversion price of $14.6875. The conversion price is subject to adjustment for stock splits, combinations and similar events, and, in any such event, the number of A ordinary shares issuable upon the conversion of a Note will also be adjusted so that the aggregate conversion price shall be the same immediately before and immediately after any such adjustment. In addition, the conversion price is also subject to an anti-dilution adjustment if the Company issues or is deemed to have issued securities at a price lower than the then applicable conversion price. Further, if the Company sells or issues any securities with “floating” conversion prices based on the market price of the A ordinary shares, a holder of a Note will have the right thereafter to substitute the “floating” conversion price for the conversion price upon conversion of all or part the Note.

The Notes require “buy-in” payments to be made by the Company for failure to deliver any A ordinary shares issuable upon conversion.

On or after December 6, 2019, and subject to certain conditions, the Company will have the right to redeem all, but not less than all, of the remaining principal amount of the Notes and all accrued and unpaid interest and late charges in cash at a price equal to 100% of the amount being redeemed, so long as the VWAP the A ordinary shares exceeds $18.3594 (as adjusted for stock splits, stock dividends, recapitalizations and similar events) for at least 10 consecutive trading days. At any time prior to the date of the redemption, a holder may convert its Note, in whole or in part, into A ordinary shares. The Company will have no right to effect an optional redemption if any event of default has occurred and is continuing.

The Warrants

The Warrants will entitle the holders thereof to purchase, in the aggregate, up to 2,000,000 A ordinary shares. The Warrants will be exercisable upon their issuance and will expire six months from the Closing Date. The Warrants will initially be exercisable at an exercise price equal to $14.375 per A ordinary shares, subject to certain adjustments. The Warrants may be exercised for cash, provided that, if there is no effective registration statement available registering the exercise of the Warrants, the Warrants may be exercised on a cashless basis.

The exercise price is subject to adjustment for stock splits, combinations and similar events, and, in any such event, the number of A ordinary shares issuable upon the exercise of a Warrant will also be adjusted so that the aggregate exercise price shall be the same immediately before and immediately after any such adjustment. In addition, the exercise price is also subject to an anti-dilution adjustment if the Company issues or is deemed to have issued securities at a price lower than the then applicable exercise price. Further, if the Company sells or issues any securities with “floating” conversion prices based on the market price of the A ordinary shares, a holder of a Warrant will have the right thereafter to substitute the “floating” conversion price for the exercise price upon exercise of all or part the Warrant.

The Warrants require “buy-in” payments to be made by the Company for failure to deliver any A ordinary shares issuable upon exercise.

The option to purchase warrants has expired in June 2018.

We have not entered into any other material contracts other than in the ordinary course of business and other than those described in “Part I —Item 4.—Information on the Company” or elsewhere in this Annual Report on Form 20-F.

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

E. Taxation

Summary of Material Indian Tax Considerations

The discussion contained herein is based on the applicable tax laws of India as in effect on the date hereof and is subject to possible changes that may come into effect after such date. The information set forth below is intended to be a general discussion only. Prospective investors should consult their own tax advisers as to the consequences of purchasing the A ordinary shares, including, without limitation, the consequences of the receipt of dividend and the sale, transfer or disposition of the ordinary shares.

i)     Direct Tax:

Indirect Transfer:

Based on the fact that we are considered for tax purposes as a company domiciled abroad, any dividend income in respect of ordinary shares will not be subject to any withholding or deduction under the Indian income tax laws. As per the provisions of the Indian Income Tax Act, 1961, income arising directly or indirectly through the sale of a capital asset, including any share or interest in a company or entity registered or incorporated outside India, will be liable to tax in India, if such share or interest derives, directly or indirectly, its value substantially from assets located in India, whether or not the seller of such share or interest has a residence, place of business, business connection, or any other presence in India, if, on the specified date, the value of such assets (i) represents at least 50% of the value of all assets owned by the company or entity, and (ii) exceeds the amount of 100 million rupees. However, the impact of the above indirect transfer provisions would need to be separately evaluated under the tax treaty scenario.

Dividend Distribution Tax:

Further, dividend payments to us by our Indian subsidiaries are made after subjecting such payments to dividend distribution tax in India, at an effective rate of 20.56%, including applicable cess and surcharge.

Equalization Levy:

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

Place of Effective Management:

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

Income Computation and Disclosure Standards:

With the adoption of Indian Accounting Standards (Ind AS), India now has two financial reporting frameworks (i.e. Ind AS and Indian GAAP) that will co-exist and be applicable to mutually exclusive set of companies. The existence of two financial reporting frameworks has also necessitated a response from the tax authorities to ensure that there is horizontal equity from a taxation point of view, for companies, irrespective of the financial reporting framework they follow. To meet this objective, the Government of India has issued revised Income Computation and Disclosure Standards (“ICDS”) that are applicable in computing taxable income and payment of income taxes thereon with effect from the assessment period for the fiscal year 2017. ICDS are applicable to all taxpayers following an accrual system of accounting for the purpose of computation of income under the heads of “profits and gains of business or profession” and “income from other sources”. The provisions of ICDS are to be considered while computing the tax liability of the Company.

ICDS do not cover the issue relating to computation of Minimum Alternate Tax (MAT), which is based on book profits, for companies transitioning to Ind AS. In response to this need, the Finance Act, 2017 amended the provisions of the Income Tax Act, 1961, in order to provide a mechanism for computation of book profits for Ind AS compliant companies for the purpose of levy of MAT.

General Anti Avoidance Rules:

The General Anti Avoidance Rules (“GAAR”) have come into effect from financial year 2017-18. The tax consequences of the GAAR provisions being applied to an arrangement could result in denial of tax benefit under the domestic tax laws and under a tax treaty, amongst other consequences. In the absence of any precedents on the subject, the application of these provisions is uncertain.

Multilateral Instrument:

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

Significant Economic Presence:

Given the digital age, the need for physical presence in decision making is steeply reducing giving way to interaction by way of technology. Having regard to the report of OECD on BEPS Action Plan 1, an amendment has been made vide Finance Act 2018 whereby ‘significant economic presence’ shall also constitute ‘business connection’ in India. Significant economic presence shall mean to include:

•	Transactions of goods, services or property (including downloading of data or software) by a nonresident in India;
•	Non-residents involved in systematic and continuous soliciting of business activities or engaging with users in India;
•	Attribution shall be restricted to such aforesaid transactions and / or business activities / users in India

The threshold of payments received and number of users (mentioned in the aforesaid conditions) shall be prescribed by the Central Board of Direct Taxes (CBDT) in due course only after which one will be able to gauge the impact of this expansion in the provision.

Further, unless corresponding modifications to PE rules are made in tax treaties, the existing treaty rules will apply. Accordingly, the above provisions would need to be separately evaluated under the tax treaty scenario.

Transfer Pricing – Country-by-Country reporting:

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

ii)    Indirect Tax

Goods and Services Tax

The historic launch of Goods and Services Tax (‘GST’) in India has finally seen light of the day on 1 July 2017. GST has subsumed all existing indirect taxes such as Excise Duty, Service Tax, Countervailing Duty (CVD), Value Added Tax (VAT), Entertainment Tax at State level, Entry Tax etc. into one tax i.e. GST. GST which is generally described as ‘one tax for one nation’ has in true sense unified India as one market. The implementation and roll-out of GST has brought about elimination of multiple taxes, simplified tax structure, fungibility of credits between goods and services and reduction of cascading effect thereby reducing overall incidence of tax. While the GST implementation is expected to bring in tax efficiencies in to the economy, the journey so far into the GST regime has had its share of challenges. Some of the major challenges were the initial glitches in the technology and GST network, issues faced by exporters for export without payment of taxes, claiming of credits, coping up with the multiple compliance requirements, etc.

Under GST regime, though the entertainment tax which under earlier regime was levied by state governments in most of the states has been subsumed under GST, in certain states the local authorities have been given powers to levy and collect taxes on entertainment. This may be said to be a back door entry by state governments to levy taxes on entertainment. However, to what extent such local authorities will levy entertainment taxes will have to be awaited.

GST council, which has been the backbone of successful GST implementation, has been undertaking number of steps and initiatives to streamline transition into GST regime. Such initiatives majorly include simplifying GST return filing process, proposed to introduce concession in GST rates to incentivize promotion of digital payment, issuing various clarifications on law, etc.

Therefore, with the aforementioned developments under GST regime, the introduction of this biggest tax reform in India is expected to be worthwhile for the industry.

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

Except where noted, this summary applies only to a U.S. Holder that holds A ordinary shares as capital assets for United States federal income tax purposes. As used herein, the term “U.S. Holder” means a beneficial owner of a share that is for United States federal income tax purposes:

·	an individual citizen or resident of the United States;
·	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

·	an estate the income of which is subject to United States federal income taxation regardless of its source; or
·	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

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

Subject to certain conditions and limitations imposed by United States federal income tax rules relating to the availability of the foreign tax credit, some of which vary depending upon the U.S. Holder’s circumstances, any foreign withholding taxes on dividends will be treated as foreign taxes eligible for credit against your United States federal income tax liability. The application of the rules governing foreign tax credits depends on the particular circumstances of each U.S. Holder. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For purposes of calculating the foreign tax credit, dividends paid on the A ordinary shares will be treated as income from sources outside the United States and will generally constitute “passive category income.” Further, in certain circumstances, you will not be allowed a foreign tax credit for foreign taxes imposed on certain dividends paid on the A ordinary shares if you:

·	have held A ordinary shares for less than a specified minimum period during which you are not protected from risk of loss, or
·	are obligated to make certain payments related to the dividends.

The rules governing the foreign tax credit are complex and involve the application of rules that depend on your particular circumstances. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, we do not believe we will be a PFIC for United States federal income tax purposes for the 2018 taxable year, and we do not expect to become one in the future. However, because PFIC status is an annual factual determination that cannot be made until after the close of each taxable year and depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

In general, a non-United States corporation will be treated as a PFIC for U.S. federal income tax purposes for any taxable year in which:

·	at least 75% of its gross income is passive income, or
·	at least 50% of the value (determined based on a quarterly average) of its gross assets is attributable to assets that produce, or are held for the production of, passive income.

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

Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the A ordinary shares (before the current taxable year) and gain realized on disposition of the A ordinary shares will be treated as excess distributions. Under these special tax rules:

·	the excess distribution or gain will be allocated ratably over your holding period for your A ordinary shares,
·	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
·	the amount allocated to each other year will be subject to tax at the highest applicable tax rate in effect for corporations or individuals, as appropriate, for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

I. Subsidiary Information

For more information on our subsidiaries, please see “Part I — Item 4. Information on the Company — C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial risks, including credit risk, interest rate risk, foreign currency risk and equity risk:

Credit Risk

Trading credit risk is managed on a country by country basis by the use of credit checks on new clients and individual credit limits, where appropriate, together with regular updates on any changes in the trading partner’s situation. In a number of cases trading partners will be required to make advance payments or minimum guarantee payments before delivery of any goods. The Group reviews reports received from third parties and in certain cases as a matter of course reserve the right within the contracts it enters into to request an independent third – party audit of the revenue reporting. Further, in many of the catalogue sales, the trading partners have extended payment terms of up to a year and often fall behind contractual payment terms, thus payment cycle extends to 18 to 24 months. With respect to catalogue customers with a long trading history with the Group and who have contracted and paid significant amounts in the past without any prior history of bad debt, the Group closely monitors the same revised payment plans to assure collections. In case of new customer onboarding, the Group follows certain standard Know Your Client (KYC) procedures to ascertain financial stability of the counterparty and follows internal policies to not make ongoing sales to such new customers who are not reasonably current with their payments.

The credit risk on cash balances and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

The Group from time to time will have significant concentration of credit risk in relation to individual theatrical releases, television syndication deals or music licenses. This risk is mitigated by contractual terms which seek to stagger receipts, de-recognition of financial assets and/or the release or airing of content. As at March 31, 2018, 20.5% (2017: 25.1%) of trade account receivables were represented by the top five debtors and for the year ended March 31, 2018, a loss on de-recognition of financial assets amounting to $3,562 (2017: Nil and 2016: Nil) arising on assignment and novation of trade receivable and trade payables with no recourse have been recognized in the statement of Income within other gains/(losses), net. The maximum exposure to credit risk is that shown within the statements of financial position, net of credit impairment loss $10,193 (2017: $ Nil). The maximum credit exposure on financial guarantees given by the Group for various financial facilities is described in Note 33.

As at March 31, 2018, the Group did not hold any material collateral or other credit enhancements to cover its credit risks associated with its financial assets.

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

A uniform decrease of 10% in exchange rates against all foreign currencies in position as of March 31, 2018 would have decreased our net income by approximately $5.9 million. An equal and opposite impact would be experienced in the event of an increase by a similar percentage. Our sensitivity to foreign currency has increased during the year ended March 31, 2018 as a result of an increase in the percentage of liabilities denominated in foreign currency over the comparative period. As of March 31, 2018, 61.4% of our borrowings are denominated in foreign currency.

In management’s opinion, the sensitivity analysis is not representative of the inherent foreign exchange risk because the exposure at the end of the reporting period does not reflect the exposure during the year.

Equity Risk

We are exposed to market risk relating to changes in the market value of our investments, which we hold for purposes other than trading. We invest in equity instruments of private companies for operational and strategic business reasons. These securities may be subject to significant fluctuations in fair market value due to volatility in the industries in which they operate. As at March 31, 2018, the aggregate value of all such equity investments was $27.3 million. For further discussion of our investments see Note 17 to our audited Consolidated Financial Statements appearing elsewhere in this Annual Report.

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

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as at March 31, 2018, our disclosure controls and procedures were effective and provide a reasonable level of assurance.

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

Internal control over financial reporting refers to a process designed by, or under the supervision of, our Group Chief Executive Officer and Group Chief Financial Officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

·	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
·	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our Board of Directors; and
·	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of internal control over financial reporting as at March 31, 2018, based on the criteria established in 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the above criteria, and as a result of this assessment, management concluded that, as at March 31, 2018, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

ITEM 16B. CODE OF ETHICS

We have adopted a written Code of Business Ethics and Conduct that is applicable to all of our directors, senior management and employees. We have posted the code on our website at www.erosplc.com. Information contained on our website does not constitute a part of this annual report. We will also make available a copy of the Code of Business Ethics and Conduct to any person, without charge, if a written request is made to Investor Relations at our offices at Unit 23, Sovereign Park, Coronation Road, Park Royal, London, NW10 7QP.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Grant Thornton India LLP has served as our independent public accountant for the fiscal years ended March 31, 2018, 2017, and 2016. The following table shows the fees we paid or accrued for the audit and other services provided by Grant Thornton India LLP and associated entities for the years ended March 31, 2018, 2017, and 2016.

	Fiscal
	2018	2017	2016
Audit fees	$816,000	$933,000	$1,203,000
Tax fees	27,000	45,000	45,000

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we, nor any affiliated purchaser, made any purchase of our equity securities in fiscal year 2018.

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

As our shares are listed on the NYSE, we are subject to the NYSE listing standards. However, as a foreign private issuer, we will be exempt from complying with certain corporate governance requirements of the NYSE applicable to a U.S. issuer. Under NYSE rules applicable to us, we only need to:

·	establish an independent audit committee that has responsibilities set out in the NYSE rules;
·	provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules of the NYSE;
·	provide periodic (annual and interim) written affirmations to the NYSE with respect to our corporate governance practices; and
·	include in our annual reports a brief description of significant differences between our corporate governance practices and those followed by U.S. companies.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Part III — Item 18. Financial Statements” for a list of our consolidated financial statements included elsewhere in this annual report.

ITEM 18. FINANCIAL STATEMENTS

The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

•	Report of Independent Registered Public Accounting Firm Grant Thornton India LLP

•	Consolidated Statements of Financial Position as at March 31, 2018 and 2017

•	Consolidated Statements of Income for the years ended March 31, 2018, 2017, and 2016

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2018, 2017, and 2016

•	Consolidated Statements of Changes in Equity for the years ended March 31, 2018, 2017, and 2016

•	Consolidated Statements of Cash Flows for the years ended March 31, 2018, 2017, and 2016

•	Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit Number	Title
1.1	Memorandum of Association	(c)
1.2	Articles of Association	(c)
2.1	Form of A Share Certificate	(d)
4.1	Relationship Agreement, dated as of December 16, 2009, between Eros International Media Limited, the Company and Eros Worldwide FZ-LLC	(b)
4.2	Shareholders’ Agreement, dated as of January 13,2007, between Eros Multimedia Private Limited and The Group and Big Screen Entertainment Private Limited	(b)
4.3	Shareholders’ Agreement for Ayngaran International Limited, dated as of July 11,2007	(b)
4.4	Employment Agreement of Sunil Lulla as Executive Vice Chairman of Eros International Medial Limited, dated September 29, 2009	(b)
4.5	Service Agreement of Prem Parameswaran as Chief Financial Officer and President of North America and Group Chief Financial Officer, dated May 26, 2015	(f)
4.6	Service Agreement of Kishore Lulla, dated February 17, 2016	(g)
4.7	Service Agreement of Vijay Ahuja as Vice Chairman and President (International) dated June 27, 2006	(b)
4.8	Rules of the Eros International Plc Bonus Share Plan Unapproved Option Scheme 2006, dated May 17, 2006	(b)
4.9	Credit Facility, dated January 5, 2012, between Eros International Plc, Citibank, N.A., London Branch, Lloyds TSB Bank Plc and the Royal Bank of Scotland Plc, with Lloyds TSB Bank Plc as Facility Agent, in the original principal amount of $125 million	(b)
4.10	Increase Confirmation, dated January 12, 2012, from UBS AG, Singapore Branch, to Lloyds TSB Bank Plc as Facility Agent and Eros International Plc	(b)
4.11	IPO Plan Form of Option Agreement	(d)
4.12	Eros International Media Pvt. Ltd. ESOP 2009	(c)
4.13	Form of Joint Share Ownership Deed Measured By Total Share Return	(c)
4.14	Form of Joint Share Ownership Deed Measured By Super Total Share Return	(c)
4.15	Form of Joint Share Ownership Deed Measured By Earnings Per Share	(c)
4.16	Employee Benefit Trust Deed	(c)
4.17	Form of Option Agreement for Option Awards Approved April 17, 2012	(d)
4.18	Service Agreement of Jyoti Deshpande as Group Chief Executive Officer and Managing Director of Eros International Plc, date September 5, 2013	(e)
4.19	Letter agreement for Employment between Eros International PLC, Eros Digital FZ LLC and Jyoti Deshpande dated February 17, 2016.	(g)
4.20	Employment Agreement of Jyoti Deshpande as Executive Director of Eros International Media Limited, dated August 29, 2013	(d)
4.21	Service Agreement of Vijay Ahuja as Executive Director of Eros International Pte Ltd, dated April 1, 2013	(d)
4.22	Service Agreement of Pranab Kapadia as President – Europe & Africa of Eros International Ltd., dated December 1, 2007	(d)

Exhibit Number	Title
4.23	Amended and Restated Service Agreement of Rishika Lulla Singh as Chief Executive Officer – Eros Digital FZ LLC, dated February 17, 2016	(g)
4.24	Service Agreement of Mark Carbeck as Chief Corporate and Strategy Officer, dated April 3, 2014	(g)
4.25	Service Agreement of David Maisel as Non-Executive Director, dated February 13, 2015	(f)
4.26	Service Agreement of Rajeev Misra as Non-Executive Director, dated June 17, 2015	(f)
4.27	Form of 2014 Option Agreement for Option Awards	(f)
4.28	Form of 2015 Option Agreement for Option Awards	(f)
4.29	Trust Deed constituting the £50 million 6.50% Bonds due 2021, dated October 15, 2014	(f)
4.30	Amended Credit Agreement, between Eros International Plc, Citibank, N.A., London Branch, Lloyds TSB Bank Plc and the Royal Bank of Scotland Plc, dated February 12, 2015	(f)
4.31	Form of Increase Confirmation, dated July 31, 2013, from HSBC Bank Plc to Lloyds TSB Bank Plc as Facility agent and Eros International Plc	(d)
4.32	Relationship Agreement dated as of September 20, 2016 between Eros International Media Limited and Eros Worldwide FZ LLC	(h)
4.33	Form of Indenture between the Company and Wilmington Savings Fund Society, FSB, as trustee	(i)
4.34	Form of Supplementary Indenture between the Company and Wilmington Savings Fund Society, FSB, as trustee	(i)
4.35	Form of Senior Convertible Note (included as Exhibit A to Exhibit 4.34 hereto)	(i)
4.36	Form of Warrant	(i)
8.1	Subsidiaries of Eros International Plc	(a)
10.1	Form of Securities Purchase Agreement	(i)
12.1	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)	(a)
12.2	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)	(a)
13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350	(a)
13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350	(a)
15.2	Consent to Use of Federation of Indian Chambers of Commerce and Industry – Indian Media and Entertainment Industry Reports	(a)
101.INS	XBRL Instance Document	(a)
101.SCH	XBRL Taxonomy Extension Schema Document	(a)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	(a)
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	(a)
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	(a)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	(a)

___________________

(a)	Filed herewith
(b)	Previously filed on March 30, 2012 as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-180469) and incorporated herein by reference.
(c)	Previously filed on April 24, 2012 as an exhibit to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-180469) and incorporated herein by reference.
(d)	Previously filed on October 29, 2013 as an exhibit to Amendment No. 5 to the Company’s Registration Statement on Form F-1 (File No. 333-180469) and incorporated herein by reference.
(e)	Previously filed on November 5, 2013 as an exhibit to Amendment No. 6 to the Company’s Registration Statement on Form F-1 (File No. 333-180469) and incorporated herein by reference.
(f)	Previously filed on July 8, 2015 as an exhibit to the Company’s Annual Report on Form 20-F and incorporated herein by reference.
(g)	Previously filed on July 27, 2016 as an exhibit to the Company’s Annual Report on Form 20-F and incorporated herein by reference.
(h)	Previously filed on July 31, 2017 as an exhibit to the Company’s Annual Report on Form 20-F and incorporated herein by reference.
(i)	Previously filed on December 4, 2017 as an exhibit to the Company’s Current report on Form 6-K and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 31, 2018	EROS INTERNATIONAL PLC

	By:	/s/ Prem Parameswaran
	Name:	Prem Parameswaran
	Title:	President of North America & Group Chief Financial Officer

EROS INTERNATIONAL PLC
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Eros International PLC

Opinion on Financial Statements

We have audited the accompanying consolidated statements of financial position of Eros International PLC and its subsidiaries (the “Company”) as of March 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2018, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As a part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ Grant Thornton India LLP

We have served as the Company’s auditor since 2013.

Mumbai, India

July 31, 2018

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT MARCH 31, 2018 AND 2017

		As at March 31
	Note	2018	2017
		(in thousands)
ASSETS
Non-current assets
Property and equipment	13	$10,013	$10,354
Goodwill	14	3,800	4,992
Intangible assets — trade name	14	14,000	14,000
Intangible assets — content	15	998,543	904,628
Intangible assets — others	16	5,280	4,360
Available-for-sale financial assets	17	27,257	29,613
Trade and other receivables	19	9,144	11,443
Income tax receivable		1,269	1,051
Restricted deposits		1,100	335
Deferred income tax assets	11	351	112
Total non-current assets		$1,070,757	$980,888

Current assets
Inventories	18	$353	$214
Trade and other receivables	19	245,079	242,762
Current income tax receivable		—	253
Cash and cash equivalents	21	87,762	112,267
Restricted deposits		6,368	6,981
Total current assets		339,562	362,477

Total assets		$1,410,319	$1,343,365

LIABILITIES
Current liabilities
Trade and other payables	20	$72,142	$120,082
Acceptances	24	8,898	8,935
Short-term borrowings	23	151,963	180,029
Current income tax payable		6,324	7,055
Total current liabilities		$239,327	$316,101

Non-current liabilities
Long-term borrowings	23	$124,983	$89,841
Other long - term liabilities	25	3,073	5,349
Derivative financial instruments	26	—	12,553
Deferred income tax liabilities	11	39,519	35,973
Total non-current liabilities		$167,575	$143,716

Total liabilities		$406,902	$459,817

EQUITY
Share capital	27	$35,334	$31,877
Share premium		453,997	399,686
Reserves		422,992	436,997
Other components of equity	30	(48,649)	(48,118)
JSOP reserve	29	(15,985)	(15,985)
Share application money pending allotment		18,000	—
Equity attributable to equity holders of Eros International Plc		$865,689	$804,457

Non-controlling interest	37	137,728	79,091
Total equity		$1,003,417	$883,548
Total liabilities and shareholder’s equity		$1,410,319	$1,343,365

The accompanying notes form an integral part of these consolidated financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2018, 2017 AND 2016

		Year ended March 31
	Note	2018	2017	2016
		(in thousands, except per share amounts)
Revenue	5	$261,253	$252,994	$274,428
Cost of sales	6	(134,708)	(164,240)	(172,764)
Gross profit		126,545	88,754	101,664
Administrative costs	6	(68,029)	(63,309)	(64,019)
Operating profit		58,516	25,445	37,645
Finance costs	8	(19,668)	(19,521)	(13,719)
Finance income	8	1,855	2,365	5,709
Net finance costs	8	(17,813)	(17,156)	(8,010)
Other gains/(losses), net	9	(41,321)	14,205	(3,636)
(Loss)/Profit before tax		(618)	22,494	25,999
Income tax expense	10	(9,127)	(11,039)	(12,711)
(Loss)/Profit for the year		$(9,745)	$11,455	$13,288
Attributable to:
Equity holders of Eros International Plc		$(22,575)	$3,805	$3,797
Non-controlling interest		12,830	7,650	9,491
		$(9,745)	$11,455	$13,288
(Loss)/Earnings per share (cents)
Basic (loss)/earnings per share	12	(36.3)	6.4	6.6
Diluted (loss)/earnings per share	12	(36.3)	5.1	5.2

The accompanying notes form an integral part of these consolidated financial statements.

EROS INTERNATIONAL PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED MARCH 31, 2018, 2017 AND 2016

	Year ended March 31
	2018	2017	2016
	(in thousands, except per share amounts)
(Loss)/profit for the year	$(9,745)	$11,455	$13,288
Other comprehensive income:
Items that will not be subsequently reclassified to profit or loss
Revaluation of property and equipment (net of tax)	—	—	328

Items that will be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	(1,153)	6,618	(12,922)
Exchange differences on revaluation of property and equipment	6	(27)	—
Reclassification of cash flow hedge to consolidated statements of income	375	804	804
Impairment loss on available-for-sale financial assets	—	(384)	—
Total other comprehensive income/(loss) for the year	$(772)	$7,011	$(11,790)
Total comprehensive income for the year, net of tax	$(10,517)	$18,466	$1,498

Attributable to
Equity holders of Eros International Plc	(23,106)	8,997	(5,632)
Non-controlling interest	12,589	9,469	7,130

The accompanying notes form an integral part of these consolidated financial statements.

EROS INTERNATIONAL PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2018, 2017 AND 2016

		Year ended March 31
	Note	2018	2017	2016
		(in thousands)
Cash flow from operating activities
(Loss)/profit before tax		$(618)	$22,494	$25,999
Adjustments for:
Depreciation	13	1,265	1,082	1,154
Share based payments	28	17,918	23,471	30,992
Amortization of intangible film and content rights	15	115,285	135,316	128,303
Amortization of other intangible assets	16	1,726	1,816	1,131
Other non-cash items	31	51,051	(10,616)	4,562
Net finance costs	8	17,813	17,156	8,010
Gain on sale of available-for-sale financial assets		—	(58)	—
Movement in trade and other receivables		(91,317)	(72,247)	19,690
Movement in inventories		(219)	(412)	189
Movement in trade and other payables		(1,215)	4,172	31,433
Loss/(gain) on sale of property and equipment		(2)	22	21
Cash generated from operations		111,687	122,196	251,484
Interest paid		(20,761)	(18,390)	(12,536)
Income taxes paid		(7,683)	(4,813)	(4,349)
Net cash generated from operating activities		$83,243	$98,993	$234,599

Cash flows from investing activities
Purchase of available-for-sale investment		$—	$—	$(230)
Proceeds from sale of available-for-sale investment		—	288	—
Purchase of property and equipment		(913)	(678)	(1,702)
Proceeds from disposal of property and equipment		70	2	56
Proceeds from/(investment in) restricted deposits held with banks		(27)	(4,018)	76
Deconsolidation/acquisition of cash and cash equivalent in subsidiary		(9)	—	263
Purchase of intangible film rights and content rights		(186,757)	(173,481)	(211,253)
Purchase of other intangible assets		(321)	—	(1,500)
Interest received		2,537	2,696	2,935
Net cash (used in) investing activities		$(185,420)	$(175,191)	$(211,355)

Cash flows from financing activities
Proceeds from issue of share capital, net of transaction costs		$16,645	$30,466	$5,414
Proceeds from sale of shares of a subsidiary		40,221	—	—
Proceeds from issue of shares by subsidiary		556	40	137
Share application money received pending allotment		18,000	—	—
Proceeds from issue out of treasury shares		—	938	6,294
(Repayment of)/ proceeds from/ short term debt with maturity less than three months (net)		211	(39,493)	1,918
Proceeds from short term debt		48,249	76,310	79,695
Repayment of short term debt		(43,785)	(66,404)	(72,746)
Proceeds from long term debt, net of transaction costs of Nil (2017: $384, 2016: $139)		111,278	16,522	13,847
Repayment of long term debt		(113,960)	(12,450)	(26,962)
Net cash generated from financing activities		$77,415	$5,929	$7,597

Net (decrease)/increase in cash and cash equivalents		(24,762)	(70,269)	30,841

Effects of exchange rate changes on cash and cash equivalents		257	(238)	(1,731)
Cash and cash equivalents at beginning of year		112,267	182,774	153,664
Cash and cash equivalents at the end of year		$87,762	$112,267	$182,774

The cash outflow towards intangible film rights and content right includes, interest paid and capitalized $11,722 (2017: $7,176 and 2016: $9,204).

The accompanying notes form an integral part of these consolidated financial statements.

Reconciliation of Liabilities arising from Financing activities:

	Long term debt(*)	Short term debt	Total
As at March 31, 2017	$198,792	$83,631	$282,423
Considered in cash flow (net)	(2,682)	4,675	1,993
Net finance cost	3,575	—	3,575
Shares issued in lieu of convertible notes	(32,168)	—	(32,168)
Convertible notes measured at fair value through profit and loss	13,840	—	13,840
Amortization of debt issuance cost	664	(253)	411
Exchange adjustment	6,888	(298)	6,590
As at March 31, 2018	$188,909	$87,755	$276,664

(*) including current portion and derivative financial instruments

The accompanying notes form an integral part of these consolidated financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH 31, 2018

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale fair value reserves	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Share Application Reserve	Equity Attributable to Shareholders of EROS International PLC	Non- controlling interest	Total equity
	(in thousands)
Balance as at April 1, 2017	$31,877	$399,686	$(55,810)	$6,238	$1,829	$(375)	$(22,752)	$70,275	$389,474	$(15,985)	—	$804,457	$79,091	$883,548

(Loss)/Profit for the year	—	—	—	—	—	—	—	—	(22,575)	—	—	(22,575)	12,830	(9,745)

Other comprehensive income/(loss) for the year	—	—	(912)	—	6	375	—	—	—	—	—	(531)	(241)	(772)

Total comprehensive income/(loss) for the year	—	—	(912)	—	6	375	—	—	(22,575)	—	—	(23,106)	12,589	(10,517)

Share based compensation (Refer Note 28)	—	—	—	—	—	—	—	—	17,316	—	—	17,316	602	17,918

Shares issued on exercise of employee stock options and awards (Refer Note 27)	277	8,894	—	—	—	—	—	—	(8,955)	—	—	216	—	216

Changes in ownership interests in subsidiaries that do not result in a loss of control (Refer Note 4)	—	—	—	—	—	—	—	209	—	—	—	209	40,568	40,777

Issue of shares, net of transaction costs of Nil (Refer Note 27)	555	15,874	—	—	—	—	—	—	—	—	—	16,429	—	16,429

Loss of control in a subsidiary (Refer Note 4)	—	—	—	—	—	—	—	—	—	—	—	—	4,878	4,878

Shares pending for allotment (Refer Note 27)	—	—	—	—	—	—	—	—	—	—	18,000	18,000	—	18,000

Shares issued in lieu of convertible notes (Refer Note 27)	2,625	29,543	—	—	—	—	—	—	—	—	—	32,168	—	32,168

Balance as at March 31, 2018	$35,334	$453,997	$(56,722)	$6,238	$1,835	$—	$(22,752)	$70,484	$375,260	$(15,985)	$18,000	$865,689	$137,728	$1,003,417

The accompanying notes form an integral part of these consolidated financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH 31, 2017

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale fair value reserves	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC	Non- controlling interest	Total equity
	(in thousands)
Balance as at April 1, 2016	$30,793	$356,865	$(60,609)	$6,622	$1,856	$(1,179)	$(22,752)	$69,586	$376,317	$(17,167)	$740,332	$68,762	$809,094

Profit for the year	—	—	—	—	—	—	—	—	3,805	—	3,805	7.650	11,455

Other comprehensive income/(loss) for the year	—	—	4,799	(384)	(27)	804	—	—	—	—	5,192	1,819	7011

Total comprehensive income/(loss) for the year	—	—	4,799	(384)	(27)	804	—	—	3,805	—	8,997	9,469	18,466

Issue of shares, net of transaction costs of Nil (Refer Note 27)	808	29,712	—	—	—	—	—	—	—	—	30,520	—	30,520

Share based compensation (Refer Note 28)	—	—	—	—	—	—	—	—	22,901	—	22,901	570	23,471

Shares issued on exercise of employee stock options and awards (Refer Note 27)	276	13,273	—	—	—	—	—	—	(13,549)	—	—	—	—

Issue out of treasury shares (Refer Note 29)	—	(164)	—	—	—	—	—	—	—	1,182	1,018	—	1,018

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	689	—	—	689	290	979

Balance as at March 31, 2017	$31,877	$399,686	$(55,810)	$6,238	$1,829	$(375)	$(22,752)	$70,275	$389,474	$(15,985)	$804,457	$79,091	$883,548

The accompanying notes form an integral part of these consolidated financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH 31, 2016

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale fair value reserves	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC	Non- controlling interest	Total equity
	(in thousands)
Balance as at April 1, 2015	$30,622	$345,385	$(50,048)	$6,622	$1,528	$(1,983)	$(22,752)	$63,238	$349,196	$(24,474)	$697,334	$58,721	$756,055

Profit for the year	—	—	—	—	—	—	—	—	3,797	—	3,797	9,491	13,288

Other comprehensive income/(loss) for the year	—	—	(10,561)	—	328	804	—	—	—	—	(9,429)	(2,361)	(11,790)

Total comprehensive income/(loss) for the year	—	—	(10,561)	—	328	804	—	—	3,797	—	(5,632)	7,130	1,498

Issue of shares, net of transaction costs of Nil (Refer Note 27)	153	5,302	—	—	—	—	—	—	—	—	5,455	—	5,455

Share based compensation (Refer Note 28)	18	7,191	—	—	—	—	—	—	23,324	—	30,533	459	30,992

Issue out of treasury shares (Refer Note 29)	—	(1,013)	—	—	—	—	—	—	—	7,307	6,294	—	6,294

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	6,348	—	—	6,348	2,452	8,800

Balance as at March 31, 2016	$30,793	$356,865	$(60,609)	$6,622	$1,856	$(1,179)	$(22,752)	$69,586	$376,317	$(17,167)	$740,332	$68,762	$809,094

The accompanying notes form an integral part of these consolidated financial statements.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	NATURE OF OPERATIONS, GENERAL INFORMATION AND BASIS OF PREPARATION

Eros International Plc (“Eros” or the “Company”) and its subsidiaries’ (together with Eros, the “Group”) principal activities include the acquisition, co-production and distribution of Indian films and related content. Eros International Plc is the Group’s ultimate parent company. It is incorporated and domiciled in the Isle of Man. The address of Eros International Plc’s registered office is Victoria Road, Douglas, Isle of Man IM2 4DF.

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared on accrual basis and under the historical cost convention on a going concern basis, with the exception of revaluation of certain properties and equipments certain financial instruments and assets acquired and liabilities assumed in a business combination that have been measured at fair value as required by relevant IFRSs.

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

The consolidated financial statements for the year ended March 31, 2018 were approved by the Eros Board of Directors and authorized for issue on July 28, 2018.

2	GOING CONCERN

The Group meets its day to day working capital requirements and funds its investment in content primarily through a variety of banking arrangements and cash generated from operations. Under the terms of such banking arrangements the Group is able to draw down in the local currencies of its operating businesses. The net foreign currency monetary assets and liabilities position at March 31, 2018 and 2017 are shown in Note 32.

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Loss of control policy

When a change in the Group’s ownership interest in a subsidiary results in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognized and a gain or loss arising thereto is accounted within Gain/(losses), net with Statement of Income. Amounts previously recognised in other comprehensive income in respect of that entity are also reclassified to Statement of Income.

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following additional criteria apply in respect of various revenue streams within filmed entertainment:

•	In arrangements for theatrical distribution, contracted minimum guarantees are recognized on the theatrical release date. The Group’s share of box office receipts in excess of the minimum guarantee is recognized at the point they are notified to the Group.

•	In arrangements for television syndication, license fees received in advance which do not meet all the above criteria, including commencement of the availability for broadcast under the terms of the related licensing agreement, are included in deferred income until the above criteria is met.

•	In arrangements for catalogue sales, the Company recognizes revenue if revenue recognition criteria’s such as a valid sales contract exists, all films are delivered, the Company is reasonably certain on collectability, and the Company’s contractual obligations are complete, are met. Considering the arrangement with catalogue customers provide for a contractual deferred payment terms up to a year and in many cases the payments often fall behind contractual terms, revenues from catalogue sales are recognized net of credit impairment loss calculated at imputed market rate of interest on the gross receivables. The re-measurement of such credit impairment loss at each balance sheet date and related gains or losses is recognized within administrative costs in the Statement of Income. The unwinding of the credit impairment loss reserve is recognized using effective interest rate within net finance cost in the Statement of Income.

•	Digital and ancillary media revenues are recognized at the earlier of when the content is accessed or declared. Fees received for access to the specified and unspecified future content through digital and ancillary media, including usage of over-the-top platform developed by the Group, is recognized on straight line basis over the period of the service contract. Billing in excess of the revenue recognized is shown as deferred revenue.

•	DVD, CD and video distribution revenue is recognized on the date the product is delivered or if licensed in line with the above criteria. Visual effects, production and other fees for services rendered by the Group and overhead recharges are recognized in the period in which they are earned and in certain cases, the stage of production is used to determine the proportion recognized in the period.

3.5.	Goodwill

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

3.7.	Impairment testing of goodwill, other intangible assets and property and Equipment

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

3.8.	Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation and impairment. Land and freehold buildings are shown at what Management believes to be their fair value, based on, among other things, periodic but at least triennial valuations by an external independent valuer, less subsequent depreciation for freehold buildings. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount. Increases in the carrying amount arising on revaluation of freehold land and buildings are credited to other reserves in shareholders’ equity. Decreases that offset previous increases are charged against other reserves.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Depreciation is provided to write - off the cost of all property and equipment to their residual value as stated below:

	Life of Asset	Rate of depreciation % straight line per annum
Freehold building	10 years	2-10
Furniture and fittings and equipment	5 years	15-20
Vehicles and machinery	3-5 years	20-30

Material residual value estimates are updated as required, but at least annually, whether or not the asset is revalued.

Advance paid towards the acquisition or improvement of property and equipment not ready for use before the reporting date are disclosed as capital work-in-progress.

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.24.	Current/Non-current classification

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification.

An asset is current when it is:

•	Expected to be realised or intended to sold or consumed in the normal operating cycle (*)
•	Held primarily for the purpose of trading
•	Expected to be realised within twelve months after the reporting period or
•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

(*) The operating cycle for the business activities of the Company is considered to be twelve months except in case of catalogue sales, which have been ascertained as two years for the purpose of current / non-current classification of assets.

A liability is current when:

•	It is expected to be settled in the normal operating cycle
•	It is held primarily for the purpose of trading
•	It is due to be settled within twelve months after the reporting period or
•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The Group classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as non-current assets and liabilities.

4.	ACQUISITION, CHANGES IN OWNERSHIP INTEREST IN SUBSIDIARY AND DECONSOLIDATION

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

The acquisition of Techzone contributed $3,200 (2017: $4,200) to the Company’s consolidated revenue and a (loss)/profit of $(2,000) (2017: $0.300) to the Company’s profit for the year ended March 31, 2018 and March 31, 2017.

Changes in ownership interest in a subsidiary

As of March 31, 2018, EIML has 1,624,035 (2017: 2,108,063), stock option outstanding under the India IPO Plan. In the year ended March 31, 2018, 1,113,160 (2017: 269,553) options were exercised at a weighted average exercise price of INR 32.19 (2017: INR 10.00) per share. Further, Eros Worldwide FZ LLC has sold 11,716,850 shares of Eros International Media Limited in fiscal 2018 for a total cash consideration of $40,221 to reduce its revolving credit facility, resulting in to decrease in its percentage holding by 12.03%.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deconsolidation

During fiscal 2018, the Group divested its 51 percent equity interest in Ayngaran Group to the non-controlling investee. The sale of the 51 percent equity interest in the majority-owned subsidiary resulted in a loss of control of the subsidiary, and therefore it was deconsolidated from the Company's financial statements during fiscal 2018.

The Company recognized loss of $14,649 on the deconsolidation, measured as the fair value of the consideration received for the 51 percent equity interest in the former subsidiary and the fair value of the financial asset retained in the former subsidiary on deconsolidation. Of the above, loss of $457 resulted on account of recording the retained financial assets at fair value.  The aforesaid loss has been recorded within other gains/(losses), net in Statement of Income.

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

Revenues are presented based on the region of domicile and by customer location:

	Year ended March 31
	2018	2017	2016
	(in thousands)
Revenue by region of domicile of Group’s operation
India	$98,073	$121,966	$159,855
Europe	27,028	25,686	34,209
North America	1,244	2,549	14,622
Rest of the world	134,908	102,793	65,742
Total Revenue	$261,253	$252,994	$274,428

Revenue of $103,263 (2017: $74,006 and 2016: $35,869) from the United Arab Emirates is included within Rest of the world and revenue of $27,028 (2017: $25,686 and 2016: $34,209) from the United Kingdom and Isle of Man are included under Europe in the above table.

	Year ended March 31
	2018	2017	2016
	(in thousands)
Revenue by region of domicile of customer’s location
India	$109,986	$129,251	$158,843
Europe	7,739	7,695	24,367
North America	5,147	10,132	19,865
Rest of the world	138,381	105,916	71,353
Total Revenue	$261,253	$252,994	$274,428

Revenue of $67,993 (2017: $62,966 and 2016: $61,546) from the United Arab Emirates is included within Rest of the world and revenue of $5,200 (2017: $5,791 and 2016: $22,755) from United Kingdom is included under Europe in the above table. In each year no revenue arose in the Isle of Man.

For the year ended March 31, 2018, March 31, 2017 and March 31, 2016, no customers accounted for more than 10% of the Group’s total revenues.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Segment assets by region of domicile of Group’s operation:

	Total	India	North America	Europe	Rest of the World
	(in thousands)
Non-current assets(*)
As of March 31, 2018	$1,032,736	$354,843	$7	$18,678	$659,208
As of March 31, 2017	$938,669	$386,921	$13	$24,620	$527,115

Segment assets of $570,016 (2017: $514,089) in the United Arab Emirates is included under Rest of the world and segment assets of $18,678 (2017: $24,620) in the United Kingdom is included under Europe in the above table. In each year, there were no segment assets in the Isle of Man.

(*) Non-current assets include property and equipment, intangibles assets (tradename, content and others) goodwill and restricted deposit by geographic area.

6	NATURE OF EXPENSES

(Loss)/Profit for the year is arrived at after the following are charged to the consolidate statements of income:

	Year ended March 31
	2018	2017	2016
	(in thousands)
Publicity and advertisement costs	$12,684	$17,152	$22,333
Film distribution costs	6,739	11,772	22,128
Amortisation expenses	115,285	135,316	128,303
Personnel costs	35,661	42,902	46,414
Rent expenses	1,359	1,559	2,112
Legal and professional expenses	8,204	4,697	3,177
Provision for trade and other receivables	1,968	2,430	1,315
Bad debt	2,772	—	—
Credit impairment loss, net	4,308	—	—
Depreciation and amortization of other intangibles	2,991	2,898	2,285
Impairment charge on goodwill (Refer note 14)	1,205	—	—
Impairment loss on content advances and loans and advances	353	1,887	2,545
Other – expenses	9,208	6,936	6,171
	$202,737	$227,549	$236,783

7	PERSONNEL COSTS

	Year ended March 31
	2018	2017	2016
	(in thousands)
Salaries	$16,790	$18,590	$14,616
Social security and other employment charges	916	792	771
Salaries and other charges	17,706	19,382	15,387
Share based compensation (Refer Note 28)	17,918	23,471	30,992
Pension charges	37	49	35
	$35,661	$42,902	$46,414

	Year ended March 31
Key management compensation	2018	2017	2016
	(in thousands)
Salaries	$4,919	$5,062	$5,250
Share based compensation	11,519	15,946	20,916
Pension charges	16	38	35
	$16,454	$21,046	$26,201

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8	NET FINANCE COSTS

	Year ended March 31
	2018	2017	2016
	(in thousands)
Interest on borrowings	$32,556	$25,828	$22,644
Reclassification of cash flow hedge to consolidated statements of income	375	804	804
Total interest expense(*)	32,931	26,632	23.448
Capitalized interest on eligible film rights and content advances	(13,263)	(7,111)	(9,729)
Total finance costs	19,668	19,521	13,719
Less: Interest income
Unwinding of interest	(932)
Bank deposits	(923)	(2,365)	(5,709)
Total finance income	(1,855)	(2,365)	(5,709)

	$17,813	$17,156	$8,010

For the year ended March 31, 2018, the capitalization rate of interest was 11.5% (2017: 7.6% and 2016: 6.9%).

(*) Interest expense in respect of financial liabilities classified at fair value through profit or loss $4,338 (2017: Nil and 2016: Nil)

9	OTHER GAINS/(LOSSES)

	Year ended March 31
	2018	2017	2016
	(in thousands)
Foreign exchange (loss)/gain, net	$(6,250)	$3,872	$(49)
Gain/(loss) on sale of property and equipment	2	(22)	(21)
Gain on available-for-sale financial assets	—	58	—
Impairment charge on available -for- sale financial assets (Refer note 17)	(2,436)	—	—
(Loss) on de-recognition of financial assets measured at amortized cost net (*)	(3,562)	—	—
Mark to market gain on derivative financial instrument measured at fair value through profit and loss account (Refer note 26)	—	10,297	(3,566)
(Loss) on settlement of derivative financial instruments	(586)	—	—
(Loss) on financial liability (convertible notes) measured at fair value through profit and loss account (Refer note 23)	(13,840)	—	—
(Loss) on deconsolidation of a subsidiary (Refer note 4)	(14,649)	—	—
	$(41,321)	$14,205	$(3,636)

(*) arising on assignment and novation of trade receivables and trade payables with no-recourse. Derecognition of aforesaid financial assets/liabilities measured at amortized cost is to mitigate both credit risk and liquidity risk (Refer Note 32).

10	INCOME TAX EXPENSE

	Year ended March 31
	2018	2017	2016
	(in thousands)
Current income tax expense	$5,556	$7,822	$8,161
Deferred income tax charge	3,571	3,217	4,550
Income tax expenses	$9,127	$11,039	$12,711

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of tax charge

	Year ended March 31
	2018	2017	2016
	(in thousands)
(Loss)/profit before tax	$(618)	$22,494	$25,999
Income tax expense at tax rates applicable to individual entities	7,358	10,003	10,785
Tax effect of:
Adjustments in respect of current income tax of previous years	657	375	—
Changes in tax rates on temporary differences brought forward	(168)	—	718
Items not deductible for income tax	486	815	1,131
Utilisation of unrecognised tax losses	794	—	—
Others	—	(154)	77
Income tax expense	$9,127	$11,039	$12,711

11	DEFERRED INCOME TAX ASSETS AND LIABILITIES

Changes in deferred income tax assets and liabilities

	As At March 31, 2018
	Opening Balance	Recognized in consolidated statements of income	Exchange Difference	Closing Balance
	(in thousands)
Deferred tax assets:
Minimum alternate tax carry-forward	$11,749	$(10,882)	$60	$927
Property and equipment	155	(72)	—	83
Others	1,082	1,440	(80)	2,442
Total income deferred tax asset	$12,986	$(9,514)	$(20)	$3,452
Deferred income tax liabilities
Property and equipment	(1,228)	452	—	(776)
Intangible assets	(47,590)	5,491	284	(41,815)
Others	(29)	—	—	(29)
Total deferred income tax liability	$(48,847)	$5,943	$284	$(42,620)

Net deferred tax (liability) / asset	$(35,861)	$(3,571)	$264	$(39,168)
As at March 31, 2018
Deferred income tax asset				$351
Deferred income tax liability				$(39,519)

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	As At March 31, 2017
	Opening Balance	Recognized in consolidated statements of income	Exchange Difference	Closing Balance
	(in thousands)
Deferred tax assets:
Minimum alternate tax carry-forward	$14,170	$(2,621)	$200	$11,749
Property and equipment	57	95	3	155
Others	834	216	32	1,082
Total income deferred tax asset	$15,061	$(2,310)	$235	$12,986
Deferred income tax liabilities
Property and equipment	(1,247)	24	(5)	(1,228)
Intangible assets	(45,714)	(917)	(959)	(47,590)
Others	(14)	(14)	(1)	(29)
Total deferred income tax liability	$(46,975)	$(907)	$(965)	$(48,847)

Net deferred tax (liability) / asset	$(31,914)	$(3,217)	$(730)	$(35,861)
As at March 31, 2017
Deferred income tax asset				$112
Deferred income tax liability				$(35,973)

	As At March 31, 2016
	Opening Balance	Additions due to acquisition during the year	Recognized in consolidated statements of income	Recognized in other comprehensive income	Exchange Difference	Closing Balance
	(in thousands)
Deferred income tax assets:
Minimum alternate tax carry-forward	$14,246	$—	$821	$—	$(897)	$14,170
Property and equipment	151	86	(177)	—	(3)	57
Others	768	48	86	—	(68)	834
Total deferred income tax asset	$15,165	$134	$730	$—	$(968)	$15,061
Deferred income tax liabilities
Property and equipment	(240)	—	(11)	(1,010)	14	(1,247)
Intangible assets	(41,753)	(1,280)	(5,363)	—	2,682	(45,714)
Others	(107)	—	94	—	(1)	(14)
Total deferred income tax liabilities	$(42,100)	$(1,280)	$(5,280)	$(1,010)	$2,695	$(46,975)

Net deferred income tax (liability) / asset	$(26,935)	$(1,146)	$(4,550)	$(1,010)	$1,727	$(31,914)
As at March 31, 2016
Deferred income tax asset						$167
Deferred income tax liability						$(32,081)

Deferred tax is calculated in full on all temporary differences under the liability method using the local tax rate of the country in which the timing difference occurs.

Deferred tax assets have been recognized on the basis that there is reasonable certainty of profitability to utilize the available losses and tax credits. Deferred tax liabilities to the extent of $43,962 (2017: $40,432) have not been provided on the undistributed earnings of subsidiaries as Eros is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and setoff against future tax liabilities computed under normal tax provisions. The Company was required to pay MAT in the past years and accordingly, a deferred tax asset of $927 (2017: $11,749 and 2016: $14,170) has been recognised in the balance sheet, which can be carried forward for a period of fifteen assessment years immediately succeeding the assessment year in which it becomes allowable.

Except for Nil (2017: Nil, 2016: 1,010) relating to tax on revaluation of freehold building, no amount has been recognized in other comprehensive income. No amounts relating to tax have been recognized directly in equity.

Domestic tax is Nil as the Company is subject to Income tax in IOM at a rate of zero percent. Foreign taxes are based on applicable tax rates in each subsidiary jurisdiction.

12	EARNINGS PER SHARE (EPS)

	2018		2017		2016
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in thousands, except number of shares and earnings per share)
(Loss)/earnings
Earnings attributable to the equity holders of the parent	$(22,575)	(22,575)	$3,805	$3,805	$3,797	$3,797
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(475)	—	(673)	—	(732)
Adjusted earnings attributable to equity holders of the parent	$(22,575)	(23,050)	$3,805	$3,132	$3,797	$3,065
Number of shares
Weighted average number of shares	62,151,155	62,151,155	59,410,292	59,410,292	57,731,839	57,731,839
Potential dilutive effect related to share based compensation scheme	—	1,331,211	—	1,532,839	—	1,304,185
Adjusted weighted average number of shares	62,151,155	63,482,366	59,410,292	60,943,131	57,731,839	59,036,024
(Loss)/earnings per share
(Loss)/earnings attributable to the equity holders of the parent per share (cents)	(36.3)	(36.3)	6.4	5.1	6.6	5.2

The above table does not split the earnings per share separately for the ‘A’ ordinary 30p shares and the ‘B’ ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings. All share and per share data provided herein gives effect to the three-for-one stock split conversion that occurred in November 2013, retrospectively.

The Company excludes options with exercise prices that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive. In the year ended March 31, 2018, 1,025,000 shares were not included in diluted earnings per share (2017: 1,370,625, 2016: 602,500). Further, the Company have excluded convertible notes 12,399,780 shares because their effect was anti-dilutive.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13	PROPERTY AND EQUIPMENT

	As At March 31, 2018
	Land and Building	Furniture, fittings and equipment	Vehicles	Machinery	Total
	(in thousands)
Opening net carrying amount	$8,791	$432	$504	$606	$10,333
Exchange difference	(20)	—	(4)	(2)	(26)
Additions	393	31	422	181	1,027
Disposals	—	(91)	(468)	(227)	(786)
Adjustment of depreciation on disposal	—	79	420	221	720
Depreciation charge	(683)	(103)	(176)	(303)	(1,265)
Balance as at March 31, 2018	$8,481	$348	$698	$476	$10,003
Capital work-in-progress					$10
Net carrying value as at March 31, 2018					$10,013

	As At March 31, 2018
	(in thousands)
Cost or valuation	$12,647	$1,872	$1,314	$4,001	$19,834
Accumulated depreciation	(4,166)	(1,524)	(616)	(3,525)	(9,831)
Net carrying amount	$8,481	$348	$698	$476	$10,003
Capital work-in-progress					$10
Net carrying value as at March 31, 2018					$10,013

	As At March 31, 2017
	Land and Building	Furniture, fittings and equipment	Vehicles	Machinery	Total
	(in thousands)
Opening net carrying amount	$8,768	$407	$399	$492	$10,066
Exchange difference	100	6	11	14	131
Revaluation	—	—	—	—	—
Additions	385	187	260	463	1,295
Others	—	(27)	—	(26)	(53)
Disposals	—	(24)	(5)	(5)	(34)
Adjustment of depreciation on disposal	—	—	5	5	10
Depreciation charge	(462)	(117)	(166)	(337)	(1,082)
Balance as at March 31, 2017	$8,791	$432	$504	$606	$10,333
Capital work-in-progress					$21
Net carrying value as at March 31, 2017					$10,354

	As At March 31, 2017
	(in thousands)
Cost or valuation	$12,274	$1,932	$1,364	$4,049	$19,619
Accumulated depreciation	(3,483)	(1,500)	(860)	(3,443)	(9,286)
Net carrying amount	$8791	$432	$504	$606	$10,333
Capital work-in-progress					$21
Net carrying value as at March 31, 2017					$10,354

Property and equipment with a net carrying amount of $7,452 (2017: $7,849) have been pledged to secure borrowings (Refer Note 23).

Land and buildings were revalued as at March 31, 2016 by independent valuers on the basis of market value. Fair values were estimated based on recent market transactions, which were then adjusted for specific conditions relating to the land and buildings. As at March 31, 2018, had land and buildings of the Group been carried at historical cost less accumulated depreciation, their carrying amount would have been $5,549 (2017: $5,909).

Capital work-in-progress of $10 (2017: $21) primarily related to leasehold improvement cost in Company’s leased premises.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14	GOODWILL AND TRADE NAME

	Goodwill	Trade Name
	(in thousands)
Balance As At March 31, 2018	$3,800	$14,000
Balance As At March 31, 2017	$4,992	$14,000

Goodwill	Amount in US$
Balance as at March 31, 2016	$5,097
Foreign currency translation	(105)
Balance as at March 31, 2017	4,992
Foreign currency translation	13
Impairment (Refer note 6)	(1,205)
Balance as at March 31, 2018	$3,800

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

As of March 31, 2018, for assessing impairment of goodwill, value in use is determined using discounted cash flow method. The estimated cash flows for a period of four years were developed using internal forecasts, extrapolated for the fifth year, and a pre-tax discount rate of 15% and terminal growth rate of 4%.

As of March 31, 2018, for assessing the impairment of the trade name, value in use is determined using the relief from royalty method based on a Royalty rate of 4% on the estimated total revenue for a period of four years, extrapolated for the fifth year, and, a pre-tax discount rate of 20% and terminal growth rate of 4%.

Management believes that any reasonably possible change in the key assumptions would not cause the carrying amount (net of an impairment loss of $1,205) to exceed the recoverable amount of the cash generating unit.

15	INTANGIBLE CONTENT ASSETS

	Gross Content Assets	Accumulated Amortization	Content Assets
	(in thousands)
As at March 31, 2018
Film and content rights	$1,493,099	$(854,991)	$638,108
Content advances	349,568	—	349,568
Film productions	10,867	—	10,867
Non-current content assets	$1,853,534	$(854,991)	$998,543

As at March 31, 2017
Film and content rights	$1,430,523	$(796,058)	$634,465
Content advances	266,232	—	266,232
Film productions	3,931	—	3,931
Non-current content assets	$1,700,686	$(796,058)	$904,628

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Changes in the intangible - content assets are as follows:

	As At ended March 31
	2018	2017
	(in thousands)
Film productions
Opening balance	$3,931	$4,236
Additions	10,521	5,498
Exchange difference	(17)	86
Transfer to film and content rights	(3,568)	(5,889)
Closing balance	$10,867	$3,931

Content advances
Opening balance	$266,232	$284,817
Additions (*)	221,251	236,536
Exchange difference	(1,100)	2,279
Impairment (**)	(353)	(1,625)
Transfer to film and content rights	(136,462)	(255,775)
Closing balance	$349,568	$266,232

Film and content rights
Opening balance	$634,465	$506,086
Amortization	(115,285)	(135,316)
Exchange difference	(414)	2,031
Deconsolidation (Refer Note 4)	(20,688)	—
Transfer from film productions and content advances	140,030	261,664
Closing balance	$638,108	$634,465

Film and content rights with a carrying amount of $321,474 (2017: $321,872) have been pledged against secured borrowings (Refer Note 23).

(*) represents exchange of film rights for non-cash consideration, i.e. de-recognition of financial asset amounting $14,795.

(**) impairment loss on content advances relate to amounts advanced, to the extent not considered recoverable, for prospective film productions that are not being developed further or not considered viable.

16	INTANGIBLE ASSETS- OTHER

Other intangibles comprise of software and other intangibles used within the Group’s digital and home entertainment activities and internal accounting activities.

The changes in other intangible assets are as follows:

	As At March 31, 2018
	(in thousands)
	Information technology assets	Other intangibles	Total
Opening net carrying amount as on March 31, 2017	$2,160	$2,200	$4,360
Exchange difference	—	(7)	(7)
Additions	205	2,450	2,655
Disposals	—	(2)	(2)
Amortization charge	(916)	(810)	(1,726)
Closing net carrying amount as on March 31, 2018	$1,449	$3,831	$5,280

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	As At March 31, 2018
	(in thousands)
Cost or valuation as on March 31, 2018	$5,055	$6,938	$11,993
Accumulated amortization	(3,606)	(3,107)	(6,713)
Net carrying amount as on March 31, 2018	$1,449	$3,831	$5,280

	As At March 31, 2017 (
	(in thousands)
	Information technology assets	Other intangibles	Total
Opening net carrying amount as on March 31, 2016	$3,303	$2,824	$6,127
Exchange difference	15	36	51
Disposals	—	(2)	(2)
Amortization charge	(1,158)	(658)	(1,816)
Closing net carrying amount as on March 31, 2017	$2,160	$2,200	$4,360

	As At March 31, 2017
	(in thousands)
Cost or valuation as on March 31, 2017	$4,850	$4,497	$9,347
Accumulated amortization	(2,690)	(2,297)	(4,987)
Net carrying amount as on March 31, 2017	$2,160	$2,200	$4,360

Other intangible assets with a carrying amount of $143 (2017: $239) have been pledged against secured borrowings (Refer Note 23).

17	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As At March 31
	2018	2017
	(in thousands)
Valuable Technologies Limited	$11,097	$11,097
LMB Holdings Limited	16,000	16,800
Valuable Innovations Private Limited	—	1,636
Cloudstream Media Inc	160	80
	$27,257	$29,613

Eros acquired an interest in Valuable Technologies Limited (“Valuable”) in the year ended March 31, 2009. Valuable manages and operates a number of companies within media and entertainment, technology and infrastructure. These companies include UFO Moviez, the leading provider of Digital projection solutions for cinemas in India, Boxtech which is involved with digital movie rentals, and Impact whose business is theatrical ticketing and sales data. As at March 31, 2018, Eros owns 7.21% of Valuable’s equity. In the year ended March 31, 2018, due to the range of potential outcomes in valuing Valuable, the Board was unable to give, with reasonable certainty, a fair value in the absence of detailed financial and/or valuation related information. Management has therefore held it at cost which equates to the fair value recognized in the year ended March 31, 2012.

Acacia Investments Holdings Limited (“Acacia”) is a dormant holding company and owns 24% of L.M.B Holdings Limited (“LMB”) which through its subsidiaries operates satellite television channels, such as B4U Music, B4U Movies and the Movie House Channel. As of March 31, 2018, and prior, the Group had no Board representation, no involvement in policy decision making, did not provide input in respect of technical know-how and had no material contract with LMB or its subsidiaries nor did they have the power to exert significant influence. In the year ended March 31, 2018, due to the range of potential outcomes in valuing LMB, the Board was unable to give, with reasonable certainty, a fair value in the absence of detailed financial and/or valuation related information. The range of potential outcomes for the investment was estimated using level 3 inputs, using guideline public companies method with revenue multiple. Considering recent losses incurred by LMB (based on available historical data), the management believes that an objective evidence of impairment exists as at reporting date. Accordingly, an impairment loss calculated using difference between maximum value in the range of potential outcomes and the carrying value of the investment amounting $800 have been recorded in the Statement of Income, within Other gains/ (losses), net.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In April 2010, Eros acquired a 1.27% interest in Valuable Innovations Private Limited (“Valuable Innovations”) at a total cost of $2,020. An entity related to Valuable Technologies, Valuable Innovations houses new technology and patents of the Valuable group entities and develops related products. During ended March 31, 2018, the Company recorded an impairment loss of $1,636 within profit or loss basis change in fair value of such investment. The fair value of the investment was estimated using level 3 inputs, wherein net asset value method is used as against income approach, as there are no revenue generating activities in Valuable Innovations.

Investments in these unquoted equity instruments are not held for trading. Instead, they are held for medium or long-term strategic purpose.

18	INVENTORIES

	As At March 31
	2018	2017
	(in thousands)
Goods for resale	$353	$214
	$353	$214

During the year ended March 31, 2018, inventory of $290 (2017: $350 and 2016: $354) was recognized in the consolidated statements of income as an expense. In each year none of the expense was as a result of the write down of inventories. Inventories with a carrying amount of $340 (2017: $113) have been pledged as security for certain of the Group’s borrowings (Refer note 23).

19	TRADE AND OTHER RECEIVABLES

	As At March 31
	2018	2017
	(in thousands)
Trade accounts receivables	$235,191	$226,985
Trade accounts receivables reserve	—	(163)
Credit impairment (loss)	(10,193)	—
Trade accounts receivables net	$224,998	$226,822

Other receivables(*)	20,933	25,683
Prepaid charges	2,700	277
Unbilled revenue	5,592	1,423
Trade and other receivables	$254,223	$254,205

Current trade and other receivables	245,079	242,762
Non-current trade and other receivables	9,144	11,443
	$254,223	$254,205

(*) Includes derivative asset of $282 (2017: Nil) and advance to content vendors $8,056 (2017: $10,201).

The age of financial assets that are past due but not impaired were as follows:

	As At March 31
	2018	2017
	(in thousands)
Not more than three months	40,249	23,593
More than three months but not more than six months	21,102	16,729
More than six months but not more than one year	15,813	43,920
More than one year	37,752	58,516
	$114,916	$142,758

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The movements in the trade accounts receivables reserve are as follows:

	As At March 31
	2018	2017	2016
	(in thousands)
As at April 1	$163	$130	$250
Provisions	1,968	2,430	1,315
Amounts written off	(2,131)	(2,397)	(1,435)
As at March 31	$—	$163	$130

The carrying amount of trade accounts receivables and other receivables are considered a reasonable approximation of fair value. Trade and other accounts receivables with a net carrying amount of $92,728 (2017: $60,128) have been pledged against secured borrowings (Refer Note 23).

20	TRADE AND OTHER PAYABLES

	As At March 31
	2018	2017
	(in thousands)
Trade accounts payable	$16,886	$12,142
Accruals and other payables (includes creditors for content assets of $19,809 (2017: $71,983)	31,955	83,405
Deferred revenue	10,642	7,131
Accrued interest	2,546	2,862
Value added taxes and other taxes payable	10,113	14,542
	$72,142	$120,082

The carrying amount of trade and other payables are considered a reasonable approximation of fair value.

21	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and balance with banks (including balances in current account and demand deposits). Cash and cash equivalents included in the statements of cash flows comprise the following amounts in the statement of financial position.

	As At March 31
	2018	2017
	(in thousands)
Cash at bank and in hand	$87,762	$112,267
	$87,762	$112,267

22	OPERATING LEASES

The Group has leased various offices under non-cancellable operating lease agreements. The minimum lease rentals to be paid under non-cancellable operating leases are as follows:

	As At March 31
	2018	2017
	(in thousands)
Within one year	$149	$645
Within two to five years	267	273
	$416	$918

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23	BORROWINGS

An analysis of long-term borrowings is shown in the table below.

	Nominal		As At March 31
	Interest Rate	Maturity	2018	2017
			(in thousands)
Asset backed borrowings
Vehicle loan	7.5 -10.25%	2017-21	$560	$325
Term loan	BPLR+1.8% - 2.75%	2017-18	—	1,264
Term loan	BPLR+2.75%	2017-18	—	466
Term loan	BPLR+2.85%	2019-20	3,453	5,776
Term loan	BPLR+2.55% – 3.4%	2020-21	8,767	11,945
Term Loan	13.75%	2022-23	9,580	—
Term loan	MCLR+3.45%	2021-22	11,976	14,603
			$34,336	$34,379
Unsecured borrowings
Retail bond	6.5%	2021-22	70,055	62,672
Revolving facility(1)	LIBOR +1.9%-7.5% and Mandatory Cost	2017-18	—	85,000
Convertible Notes (4)	14.2%	2020-21	86,010
Other borrowings	10.5%	2021-22	—	5,853
			$156,065	$153,525

Nominal value of borrowings			$190,401	$187,904
Cumulative effect of unamortized costs			(1,210)	(1,665)
Installments due within one year			(64,208)	(96,398)
Long-term borrowings — at amortized cost			$124,983	$89,841

Bank prime lending rate and marginal cost lending rate (“BPLR” & “MCLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

Analysis of short-term borrowings

	Nominal	As at March 31
	interest rate (%)	2018	2017
		(in thousands)
Asset backed borrowings
Export credit, bill discounting and overdraft	BPLR+1-3.5%	$43,518	$41,687
Export credit and overdraft	LIBOR+4.5%	21,226	24,572
Short term loan(2)	13% - 14.25%	11,537	5,396
Short term loan	10.20%	11,474	—
Short term loan	MCLR+4.25%	—	4,943
		$87,755	$76,598
Unsecured borrowings
Other short term loan (3)	12% - 14%	—	7,033
Installments due within one year on long-term borrowings		64,208	96,398
Short-term borrowings - at amortized cost		$151,963	$180,029

(1)	The Group re-paid revolving credit facility in December 2017.
(2)	Secured by pledge of shares held in the Group’s majority owned subsidiary, Eros International Media Limited, India.
(3)	Includes loan of $6,417 as at March 31, 2017 from Eros Television Private Limited, a related party. (See Note 35).

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(4)

Eros International Plc. (“issuer”) issued Senior Convertible Notes (SCN or convertible notes) on 6 December 2017 amounting to US$122,500 principal amount and option to purchase warrants up to 2,000 of A ordinary share for a term of 6 months at an offer price of $100,000 by private placement. The notes are payable in equal installments of $3,500 per month for 35 months. The installments can be paid either in cash or can be converted into A ordinary equity shares of the issuer at the option of the issuer as per the terms of the arrangement.

The holder of the notes can defer the payment of the amount due on any installment dates to another installment date as well as has the right to accelerate the payment on the notes as per the terms of the agreement

The Company has classified the instrument as a financial liability at fair value through profit or loss. The Company has used the Black – Scholes option pricing model to value the share warrants exercisable within six months and the Monte-Carlo simulation model to obtain the fair value of the convertible notes. The initial fair value of the financial liability recognized on the date of issue was $100,055. Fair value of the financial liability outstanding as at the date of reporting is $86,010.

The mark-to-market loss and interest expenses for the year ended March 31, 2018 amounting $13,840 and $4,338 have been recognized within other gain/(losses) and net finance cost, respectively, net in the Statement of Income.

The option to purchase warrants has expired in June 2018.

Fair value of the long-term borrowings as at March 31, 2018 is $172,788 (2017: $155,923). Fair values of long-term financial liabilities except retail bonds and convertibles notes have been determined by calculating their present values at the reporting date, using fixed effective market interest rates available to the Companies within the Group. As at March 31, 2018, the fair value of retail bond amounting to $58,218 (2017: $43,416) has been determined using quoted prices from the London Stock Exchange and the fair value of senior convertible notes has been determined at $86,010 by an independent valuation expert using Monte-Carlo simulation model. Carrying amount of short-term borrowings are considered a reasonable approximation of fair value.

The Company has placed time deposits of $7,468 (2017: $7,316) which has been disclosed as restricted deposits.

24	ACCEPTANCES

	As At March 31
	2018	2017
	(in thousands)
Payable under the film financing arrangements	$8,898	$8,935
	$8,898	$8,935

Acceptances comprise of short-term credit availed from financial institutions for payment to film producers for film co-production arrangement entered by the group. The carrying value of acceptances are considered a reasonable approximation of fair value.

25	OTHER LONG – TERM LIABILITIES

	As At March 31
	2018	2017
	(in thousands)
Deferred revenue	$2,326	$4,654
Employee benefit obligation	747	695
	$3,073	$5,349

26	DERIVATIVE FINANCIAL INSTRUMENTS

	As At March 31
	2018	2017
	(in thousands)
Non-Current
Derivative liabilities – Held for trading
Interest rate cap	$—	$(12,553)

The above interest rate derivative instruments are not designated in a hedging relationship. They are carried at fair value through profit or loss. (Refer Note 9). The Group re-paid derivative instruments in December 2017.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27	ISSUED SHARE CAPITAL

	Number of Shares	GBP
Authorized		(in thousands)

Ordinary shares of 30p each at March 31, 2017	83,333,333	25,000
Ordinary shares of 30p each at March 31, 2018	100,000,000	30,000

	Number of Shares		USD
Allotted, called up and fully paid	A Ordinary 30p Shares(*)	B Ordinary 30p Shares(*)	(in thousands)
As at March 31, 2016	32,949,314	24,960,654	$30,793
Issue of shares in the quarter ended June 30, 2016	1,750	—	1
Issue of shares in the quarter ended September 30, 2016	2,515,436	—	986
Issue of shares in the quarter ended December 31, 2016	231,043	—	87
Issue of shares in the quarter ended March 31, 2017	33,387	—	10
Transfer of B Ordinary to A Ordinary share	5,581,272	(5,581,272)	—
As at March 31, 2017	41,312,202	19,379,382	$31,877
Issue of shares in the quarter ended June 30, 2017	12,000	—	5
Issue of shares in the quarter ended September 30, 2017	288,291	—	114
Issue of shares in the quarter ended December 31, 2017	1,681,520	—	657
Transfer of B Ordinary to A Ordinary share	9,666,667	(9,666,667)	—
Issue of shares in the quarter ended Mar 31, 2018	2,757,743		2,681

As at March 31, 2018	55,718,423	9,712,715	$35,334

(*) Each A ordinary shares is entitled to one vote on all matters and each B shares shares is entitled to ten votes.

On May 11, 2017, the Company entered into an exit agreement with an employee pursuant to which the Board approved a grant of 12,000 ‘A’ ordinary share awards with Nil exercise price and a fair market value of $10.8 per share. The Shares were issued in May 2017.

In May 2017, the Company entered into an exit agreement with an employee pursuant to which the Board approved a grant of 90,000 ‘A’ ordinary share awards with Nil exercise price and a fair market value of $10 per share. These shares were issued in July and August 2017.

Between the months of May to December, permitted Class B shares aggregating to 9,666,667 were converted into Class A shares. This was effected through the cancellation of 9,666,667 Class B shares and subsequent issuance of the equivalent amount of Class A shares.

In June 2015, 300,000 ‘A’ ordinary shares awards with a nominal price were granted to the Group CFO with a fair market value of $21.34 per share. Subject to continued employment, these awards with nominal value exercise price vest annually in three tranches beginning June 9, 2016. Out of which, 200,000 shares were issued in September 2017.

On September 24, 2014, the Board approved a grant of 116,730 ‘A’ ordinary share awards to certain employees. These awards, granted to the employees on October 21, 2014 with Nil exercise price, subject to continued employment, vest annually in three equal tranches from the date of grant. Fair value of each award was $17.07. In October, November 2017 and January 2018, a total of 26,550 shares were issued by the Company.

On October 6, 2017, 25,000 ‘A’ ordinary shares were issued to a consultant with nominal exercise price and a fair value of $14.3 per share.

On October 24, 2017, 148,895 ‘A’ ordinary shares were issued to employee as a settlement compensation with Nil exercise price and a fair value of $12.2 per share.

In November 2017 and March 2018, a total of 10,208 ‘A’ ordinary shares were exercised by an employee.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On June 28, 2016, the Board of Directors approved a grant of 197,820 share awards to certain employees with a fair value of $14.68 per share. Subject to continued employment, these awards with Nil exercise price vest over a period of two and half years with first tranche vesting on November 11, 2016. In November 2017, December 2017 and January 2018, 54,846 shares were issued by the Company.

On November 22, 2017, the Board of Directors approved to offset loan and advances of Founder Group to the Company by approving the issuance of 1,421,520 ‘A’ ordinary shares with a fair value of $11.6 per share which were issued in November 2017 in accordance with the resolution.

On February 17, 2017, the Board of Directors approved, 50,000 ‘A’ ordinary share awards to an employee with a fair market value of $12.5 per share. Subject to continued employment, these awards with Nil exercise price, vest over a period of three years. In February 2018, 16,667 shares were vested and issued.

On November 22, 2017, 243,300 ‘A’ ordinary share awards to certain employees with Nil exercise price, subject to continued employment, first vest immediately and remaining two tranches vest annually from the date of grant. Fair value of each award was $13.25. In February 2018, 9,200 shares were vested and issued.

On June 28, 2016 620,000, ‘A’ ordinary share awards to certain executive directors with a fair value of $14.68 per share. Subject to continued employment these awards with Nil exercise price, vest over a period of three years. In March 2018, 100,000 shares were vested and issued to the executive directors.

Between January and March 2018, 2,624,668 ‘A’ ordinary shares were issued against repayment towards monthly instalment of convertible notes.

Between January and March 2018, the Company received share application money $18,000 from the Founder Group for the shares to be issued. Subsequently, on April 13, 2018, 1,225,323 shares were issued.

28	SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Year ended March 31
	2018	2017	2016
	(in thousands)
IPO India Plan	$1,572	$2,140	$1,736
JSOP Plan	615	3,622	2,696
Option award scheme 2012	197	699	1,610
2014 Share Plan	(22)	1,427	2,361
2015 Share Plan	100	328	932
Other share option awards(*)	7,283	4,405	894
Management scheme (staff share grant)	8,173	10,850	20,763
	$17,918	$23,471	$30,992

(*) includes Restricted Share Unit (RSU) and Other share option plans.

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

The movement in the shares held by the JSOP Trust is given below:

	Year ended March 31
	2018	2017	2016
Shares held at the beginning of the year	1,146,967	1,239,497	1,723,657
Shares granted	—	—	380,000
Shares exercised	—	(92,530)	(573,260)
Shares forfeiture/lapsed	—	—	(290,900)
Shares held at the end of the year	1,146,967	1,146,967	1,239,497
Unallocated shares held by trust	106,701	106,701	92,530
	1,253,668	1,253,668	1,332,027

Employee Stock Option Plans

A summary of the general terms of the grants under stock option plans and stock awards are as follows:

Range of exercise prices
IPO India Plan	INR10 – 175
IPO Plan – June 2006	GBP 5.28
JSOP Plan	$11.00 – 24.00
Option award scheme 2012	$11.00
2014 Share Plan	$14.97– 18.50
2015 Share Plan	$7.40 – 33.12
Other share option plans	$18– $18.88
Restricted Share Unit (RSU)	—
Management Share Award	—

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The activity in these employee stock option plans is summarized below:

		Year ended March 31
		2018			2017			2016
	Name of Plan	Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	IPO India Plan	2,108,063	INR	34.96	2,196,215	INR	35.17	1,437,400	INR	52
Granted		863,320		10	269,381		10	966,009		10
Exercised		(1,113,160)		32.19	(269,553)		10	(180,920)		39
Forfeited and lapsed		(234,188)		10	(87,980)		10	(26,274)		10
Outstanding at the end of the year		1,624,035		28.85	2,108,063		34.96	2,196,215		35.17
Exercisable at the end of the year		501,122	INR	65.14	911,854	INR	63.75	632,566	INR	78.00

Outstanding at the beginning of the year	IPO Plan June 2006	—		—	62,438	GBP	5.28	62,438	GBP	5.28
Granted		—		—	—		—	—		—
Exercised		—		—	(62,438)		5.28	—-		—
Forfeited and lapsed		—		—	—-			—-		—
Outstanding at the end of the year		—		—	—		—	62,438		5.28
Exercisable at the end of the year		—		—	—	GBP	—	62,438	GBP	5.28

Outstanding at the beginning of the year	JSOP Plan	1,146,965		$14.98	1,239,495		$14.98	1,723,657		$11.60
Granted		—		—	—		—	380,000		24.00
Exercised		—		11	(92,530)		11	(573,262)		11.00
Forfeited and lapsed		—		—	—		—	(290,900)		11.00
Outstanding at the end of the year		1,146,965		$14.98	1,146,965		$14.98	1,239,495		$14.98
Exercisable at the end of the year		728,736		$11	728,736		$11	617,450		$11.00

Outstanding at the beginning of the year	Option award scheme 2012	674,045		$11	674,045		$11	674,045		$11.00
Granted		—		—	—		—	—		—
Exercised		—		—	—		—	—		—
Forfeited and lapsed		—		—	—		—	—		—
Outstanding at the end of the year		674,045		11	674,045		11	674,045		11.00
Exercisable at the end of the year		674,045		$11	449,363		$11	224,682		$11.00

Outstanding at the beginning of the year	2014 Share Plan	723,749		$18.06	773,749		$17.86	230,000		$16.27
Granted		—		—	—		—	600,000		18.40
Exercised		—		—	—		—	—		—
Forfeited and lapsed		(323,750)		18.39	(50,000)		14.97	(56,251)		17.13
Outstanding at the end of the year		399,999		17.79	723,749		18.06	773,749		17.86
Exercisable at the end of the year		289,583		$17.67	288,333		$17.80	96,664		$15.99

Outstanding at the beginning of the year	2015 Share Plan	233,750		$16.23	282,500		$16.68	200,000		17.46
Granted		—		—	—		—	105,000		$15.35
Exercised		(10,208)		8.71	(8,750)		8.84	—		—
Forfeited and lapsed		(12,292)		14.64	(40,000)		18.68	(22,500)		19.17
Outstanding at the end of the year		211,250		16.21	233,750		16.23	282,500		16.68
Exercisable at the end of the year		181,354		$17.36	127,604		$17.46	72,708		$16.90

Outstanding at the beginning of the year	Other share option plans	500,000		$18.88	1,000,000		18.44	500,000		18.88
Granted		—			—		—	500,000		18.00
Exercised		—			—		—	—		—
Forfeited and lapsed		—			(500,000)		18	—		—
Outstanding at the end of the year		500,000		18.88	500,000		18.88	1,000,000		18.44
Exercisable at the end of the year		300,000		$18.88	200,000		$18.88	100,000		$18.88

Outstanding at the beginning of the year	RSU	182,725		—	72,480		—	116,730		—
Granted		1,044,290		—	216,735		—	—		—
Exercised		(366,491)		—	(95,990)		—	(36,950)		—
Forfeited and lapsed		(22,934)		—	(10,500)		—	(7,300)		—
Outstanding at the end of the year		837,590		—	182,725		—	72,480		—
Exercisable at the end of the year		119,150		—	12,445		—	1,960		—

Outstanding at the beginning of the year	Management Scheme	1,130,000		—	910,000		—	525,000		—
Granted		700,000		—	670,000		—	910,000		—
Exercised		(316,667)		—	(450,000)		—	(525,000)		—
Forfeited and lapsed		—		—	—		—	—		—
Outstanding at the end of the year		1,513,333		—	1,130,000		—	910,000		—
Exercisable at the end of the year		173,333		—	180,000		—	175,000		—

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information about outstanding stock options:

	Year ended March 31
	2018			2017			2016
Name of Plan	Weighted average remaining life (Years)	Weighted average exercise price		Weighted average remaining life (Years)	Weighted average exercise price		Weighted average remaining life (Years)	Weighted average exercise price
IPO India Plan	3.08	INR*	35.0	4.10	INR*	35.0	4.10	INR*	35.0
IPO Plan June 2006	—	GBP**	—	—	GBP**	—	0.25	GBP**	5.28
JSOP Plan	3.93		$16.19	4.93		$16.19	5.93		$14.98
Option award scheme 2012	3.75		$11.00	4.83		$11.00	5.83		$11.00
2014 Share Plan	5.96		$17.79	7.11		$18.06	6.88		$17.86
2015 Share Plan	6.06		$16.21	6.08		$16.23	5.91		$16.68
Other share option plans	3.75		$18.88	4.75		$18.88	5.75		$18.44
Management Scheme	5.56		$—	5.59		$—	6.00		$—
Restricted Stock Unit	5.60		$—	5.63		$—	6.00		$—

 *INR – Indian Rupees

**GBP – Great Britain Pound

IPO India Plan

The following table summarizes information about inputs to the fair valuation model for options granted during the year:

Inputs
Expected volatility(1)(2)	35% - 75%
Option life (Years)	1.91 - 7.00
Dividend yield	0%
Risk free rate	6.51% - 8.50%
Range of fair value of the granted options at the grant date(3)	INR 179 – 380

(1)	The expected volatility in respect of the IPO India Plan is based on Eros International Media Limited’s historic volatility.
(2)	The expected volatility of all other options is based on the historic share price volatility of the Company over time periods comparable to the time from the grant date to the maturity dates of the options.
(3)	Fair value of options granted under all other schemes is measured using a Black Scholes model.

Restricted Stock Unit (RSU) and Management Scheme plan

In respect of units/options granted towards RSU and Management Scheme, grant date fair value approximates intrinsic value.

29	JOINT STOCK OWNERSHIP PLAN RESERVE (JSOP Reserve)

(in thousands)
Balance at April 1, 2016	$(17,167)
Issue out of treasury shares	1,182
Balance at April 1, 2017	$(15,985)
Issue out of treasury shares	—
Balance at March 31, 2018	$(15,985)

The JSOP Reserve represents the cost of shares issued by Eros International Plc and held by the JSOP Trust to satisfy the requirements of the JSOP Plan (Refer Note 28).  On June 5, 2014, the Board approved discretionary vesting of 20% of the applicable JSOP shares. In the current year 106,701 (2017: 106,701) ‘A’ ordinary shares held by the JSOP Trust were eligible to be issued to employees.

The number of shares held by the JSOP Trust at March 31, 2018 was 1,253,668 ‘A’ Ordinary shares (2017: 1,253,668 ‘A’ Ordinary shares).

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30	OTHER COMPONENTS OF EQUITY

	As at March 31 (in thousands)
	2018	2017	2016
Movement in Hedging reserve:
Opening balance	$(375)	$(1,179)	$(1,983)
Reclassified to consolidated statements of income	375	804	804
Closing balance	$—	$(375)	$(1,179)

Movement in revaluation reserve:
Opening balance	$1,829	$1,856	$1,528
Gain recognized on revaluation of property and equipment	—	—	328
Impact of translation difference	6	(27)	—
Closing balance	$1,835	$1,829	$1,856

Movement in available for sale fair value reserve:
Opening balance	$6,238	$6,622	$6,622
Impairment loss on available-for-sale financial assets	—	(384)	—
Closing balance	$6,238	$6,238	$6,622

Movement in Foreign currency translation reserves
Opening balance	$(55,810)	$(60,609)	$(50,048)
Other comprehensive loss due to translation of foreign operations (*)	(912)	4,799	(10,561)
Closing balance	$(56,722)	$(55,810)	$(60,609)

Total other components of equity	$(48,649)	$(48,118)	$(53,310)

(*) includes movement in foreign currency translation reserves arising on account of deconsolidation $502 (2017: Nil, 2016: Nil) of financial asset.

31	SIGNIFICANT NON-CASH EXPENSES

Significant non-cash expenses, except loss on sale of assets, share based compensation, depreciation and amortization were as follows:

	As at March 31
	2018	2017	2016
	(in thousands)
Unrealized foreign exchange loss / (gain)	$5,466	$(3,838)	$(2,864)
Credit impairment Loss, net	4,308	—	—
Impairment charge on available-for-sale financial assets	2,436	—	—
Net losses on de-recognition of financial assets measured at amortized cost, net	3,562	—	—
Mark to market gain on derivative financial instrument measured at fair value through profit and loss	—	(10,297)	3,566
Loss on settlement of derivative financial instruments	586	—	—
Loss on financial liability (convertible notes) measures at fair value through profit and loss	13,840	—	—
Loss on deconsolidation of a subsidiary	14,649	—	—
Provisions for trade and other receivables	4,740	2,430	1,315
Provision no longer required, written-back	(124)	(798)	—
Impairment loss on content advances and loans and advances	353	1,887	2,545
Impairment charge on goodwill	1,205	—	—
Others	30	—	—
	$51,051	$(10,616)	$4,562

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

The gearing ratio at the end of the reporting period was as follows:

	As at March 31
	2018	2017
	(in thousands)
Debt (net of debt issuance cost of $1,210 (2017: $1,665))	$276,946	$269,870
Cash and cash equivalents	87,762	112,267
Net debt	189,184	157,603
Equity	1,003,417	883,548
Net debt to equity ratio	18.9%	17.8%

Debt is defined as long and short-term borrowings (excluding derivatives). Equity includes all capital and reserves of the Group that are managed as capital.

Categories of financial instruments

	2018	2017
	(in thousands)
Financial assets
Available-for-sale investments	$27,257	$29,613
Other financial assets (1)	340,994	362,286
	$368,251	$391,899
Financial liabilities at amortized cost
Trade payables and acceptances excluding value added tax and other tax payables	$70,927	$114,475
Borrowings	190,936	269,870
Financial Liabilities at fair value through profit or loss
Derivatives at fair value through profit or loss - held for trading	—	12,553
Senior convertible Notes at fair value through profit or loss	86,010	—
	$347,873	$396,898

(1) Other financial assets include loans and receivables, excluding prepaid charges and statutory receivables, and includes cash and cash equivalents and restricted deposits held with banks.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Credit risk

Trading credit risk is managed on a country by country basis by the use of credit checks on new clients and individual credit limits, where appropriate, together with regular updates on any changes in the trading partner’s situation. In a number of cases trading partners will be required to make advance payments or minimum guarantee payments before delivery of any goods. The Group reviews reports received from third parties and in certain cases as a matter of course reserve the right within the contracts it enters into to request an independent third - party audit of the revenue reporting. Further, in many of the catalogue sales, the trading partners have extended payment terms of up to a year and often fall behind contractual payment terms, thus payment cycle extends to 18 to 24 months. With respect to catalogue customers with a long trading history with the Group and who have contracted and paid significant amounts in the past without any prior history of bad debt, the Group closely monitors the same revised payment plans to assure collections. In case of new customer onboarding, the Group follows certain standard Know Your Client (KYC) procedures to ascertain financial stability of the counterparty and follows internal policies to not make ongoing sales to such new customers who are not reasonably current with their payments.

The Group from time to time will have significant concentration of credit risk in relation to individual theatrical releases, television syndication deals or music licenses. This risk is mitigated by contractual terms which seek to stagger receipts, de-recognition of financial assets and/or the release or airing of content. As at March 31, 2018, 20.5% (2017: 25.1%) of trade account receivables were represented by the top five debtors and for the year ended March 31, 2018, a loss on de-recognition of financial assets amounting to $3,562 (2017: Nil and 2016: Nil) arising on assignment and novation of trade receivable and trade payables with no recourse have been recognized in the statement of Income within other gains/(losses), net. The maximum exposure to credit risk is that shown within the statements of financial position, net of credit impairment loss $10,193 (2017: $ Nil). The maximum credit exposure on financial guarantees given by the Group for various financial facilities is described in Note 33.

As at March 31, 2018, the Group did not hold any material collateral or other credit enhancements to cover its credit risks associated with its financial assets.

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

As at the reporting date there were no outstanding forward foreign exchange contracts. In fiscal 2018, foreign exchange exposure was managed through cross currency swap on $11,474 borrowings. The Group adopts a policy of borrowing where appropriate in the local currency as a hedge against translation risk. The table below shows the Group’s net foreign currency monetary assets and liabilities position in the main foreign currencies, translated to USD equivalents, as at the year-end:

		Net Balance
	USD	GBP	Other
		(in thousands)
As at March 31, 2018	(4,350)	(56,080)	1,081
As at March 31, 2017	4,025	(39,460)	(2,320)

The above exposure to foreign currency arises where a consolidated entity holds monetary assets and liabilities denominated in a currency different to the functional currency of that entity.

A uniform decrease of 10% in exchange rates against all foreign currencies in position as of March 31, 2018 would have decreased in the Company’s net income before tax by approximately $5,935 (2017: loss of $3,775 and 2016: gain of $3,947). An equal and opposite impact would be experienced in the event of an increase by a similar percentage.

Our sensitivity to foreign currency has increased during the year ended March 31, 2018 as a result of an increase in liabilities compared to assets denominated in foreign currency over the comparative period. In Management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk because the exposure at the end of the reporting period does not reflect the exposure during the year.

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

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
As at March 31, 2018
Borrowing principal payments(1)	$278,156	$152,330	$50,650	$75,176	$—
Borrowing interest payments	48,750	26,024	15,319	7,407	—
Derivative financial instruments	—	—	—	—	—
Acceptances	8,898	8,898	—	—	—
Trade and other payables	72,142	72,142	—	—	—

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
As at March 31, 2017
Borrowing principal payments(1)	$271,535	$180,722	$18,079	$71,881	$853
Borrowing interest payments	40,987	22,019	12,046	6,922	—
Derivative financial instruments	12,553	—	—	12,533	—
Acceptances	8,935	8,935	—	—	—
Trade and other payables	120,082	120,082	—	—	—

(1)   Excludes cumulative effect of unamortized costs.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At March 31, 2018, the Group had facilities available of $287,684 (2017: $282,685) and had net undrawn amounts of $630 (2017: $2,215) available.

In addition, the Group has issued financial guarantees amounting to $1,171 (2017: $2,192) in the ordinary course of business, having maturity dates up to the next 12 months. The Group did not earn any fees to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

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

Currency, Maturity and Nature of Interest Rate of the Nominal Value of Borrowings

	As at March 31
	2018	%	2017	%
	(in thousands, except percentages)
Currency
U.S. Dollar	$107,236	38.6%	$115,424	42.5%
Great British Pounds Sterling	70,055	25.2%	62,672	23.1%
Indian Rupees	100,865	36.2%	93,439	34.4%
Total	$278,156	100.0%	$271,535	100.0%

Maturity
Due before one year	$152,330	54.8%	$180,722	66.6%
Due between one and three years	50,650	18.2%	18,079	6.7%
Due between four and five years	75,176	27.0%	71,881	26.5%
Due after five years	—	—	853	0.2%
	$278,156	100.0%	$271,535	100.0%
Nature of rates
Fixed interest rate	$177,742	63.9%	$131,279	48.3%
Floating rate	100,414	36.1%	140,256	51.7%
Total	$278,156	100.0%	$271,535	100.0%

In 2018 fiscal year, the interest exposure was managed through an interest cap on $100 million entered into in 2012. Two written floor contracts each with $100 million notional value were also entered into in 2012 were closed.

At 1% increase in underlying bank rates would lead to decrease in the Company’s net income before tax by $851 for the year ended March 31, 2018 (2017: $2,461) on net income. An equal and opposite impact would be felt if rates fell by 1%.

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financial instruments — disclosure of fair value measurement level

Disclosures of fair value measurements are grouped into the following levels:

•	Level 1 fair value measurements derived from unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 fair value measurements derived from inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
•	Level 3 fair value measurements derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

The table below presents assets and liabilities measured at fair value on a recurring basis, which are all category level 2:

		As at March 31, 2018
		(in thousands)
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	282	—	282
Total	282	—	282

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	—	—	—
Total	—	—	—

		As at March 31, 2017
		(in thousands)
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	179	(179)	—
Total	179	(179)	—

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	(12,732)	179	(12,553)
Total	(12,732)	179	(12,553)

Financial assets and liabilities subject to offsetting enforceable master netting arrangements or similar agreements as at March 31, 2018 are as follows:

	As at March 31,2018
	(in thousands)
	Average contract rate	Notional principal amount	Fair value of derivative instrument 2018	Fair value of derivative instrument 2017
Cross currency swap	4.8%	11,474	282	—
2012 Interest Rate Cap	6%	100,000	—	(179)
2012 Interest Rate Floor	0.5% - 3%	100,000	—	6,366
2012 Interest Rate Floor	0.5% - 3%	100,000	—	6,366
Total			$282	$12,553

None of the above derivative instruments is designated in a hedging relationship. A net loss of $304 (gain in 2017: Nil) in respect of the above derivative instruments has been recognized in the consolidated statements of income within other gain/(loss), net. Fair value of interest rate derivative involving interest rate options and cross currency swap is estimated as the present value of the estimated future cash flows based on observable yield curves using an option pricing model.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Level 3 fair value measurements of financial assets

Available for sale of financial assets
(in thousands)
As at March 31, 2016	$30,147
Total gain or (losses):
-other comprehensive income	(384)
Additions	80
Disposals(*)	(230)
As at March 31, 2017	$29,613
Additions	80
Total gain or (losses):
-profit and loss:	(2,436)
As at March 31, 2018	$27,257

(*)On June 3, 2016, the Company sold its investment in The Cultural Trip (“TCT”) for $288 recording a gain of $58. The Company had made investment in TCT in July 2015 at transaction price of $230.

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

There were no transfers between any Levels in any of the years.

33	CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Eros’ material contractual obligations are comprised of contracts related to content commitments.

Total
(in thousands)
As at March 31, 2018	$336,144

As at March 31, 2017	$250,997

The Group has provided certain stand-by letters of credit amounting to $53,904 (2017: $80,570) which are in the nature of performance guarantees issued while entering into film co-production contracts and are valid until funding obligations under these contracts are met. These guarantees, issued in connection with the aforementioned content commitments, and included in the table above have varying maturity dates and are expected to fall due within a period of one to three years.

In addition, the Group has issued financial guarantees amounting to $1,171 (2017: $2,192) in the ordinary course of business, and included in the table above, having varying maturity dates up to the next 12 months. The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

Operating lease commitments are disclosed in Note 22.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34	CONTINGENT LIABILITIES

1.	In Fiscal 2015 and Fiscal 2016 Eros received show causes assessment order from the Commissioner of Service Tax (India) levying an amount aggregating to $61,000 (including interest and penalty of $30,000) for the period April 1, 2009 to March 31, 2015 on account of service tax arising on temporary transfer of copyright services and certain other related matters. The Company has filed an appeal against the said order before the authorities. Considering the facts and nature of levies and the ad-interim protection for service tax levy for a certain period granted by the Honourable High Court of Mumbai, the Group expects that the final outcome of this matter will be favorable. There is no further update on this matter as preliminary hearing is yet to begin. Accordingly, based on the assessment made after taking appropriate legal advice, no additional liability has been recorded in Group’s consolidated financial statements.

2.	In Fiscal 2015, Eros received several assessment orders and demand notices from value added tax and sales tax authorities in India for the payment of amounts aggregating to $3,000 (including interest and penalties) for certain fiscal years between April 1, 2005 and March 31, 2011. Eros has appealed against each of these orders, and such appeals are pending before relevant tax authorities. Though there uncertainties are inherent in the final outcome of these matters, the Company believes, based on assessment made after taking legal advice, that the final outcome of the matters will be favourable. Accordingly, no additional liability has been recorded in Group’s consolidated financial statements.

3.

Beginning on November 13, 2015, Eros International Plc was named a defendant in five substantially similar putative class action lawsuits filed in federal court in New Jersey and New York by purported shareholders of the Company. The three actions in New Jersey were consolidated, and, on May 17, 2016, were transferred to the United States District Court for the Southern District of New York where they were then consolidated with the other two actions on May 27, 2016. In general, the plaintiffs allege that the Company, and in some cases also Company’s management, violated federal securities laws by overstating Company’s financial and business results, enriching the Company’s controlling owners at the expense of other stockholders, and engaging in improper accounting practices. On April 5, 2016, a lead plaintiff and lead counsel were appointed in the now consolidated New York action. A single consolidated complaint was filed on July 14, 2016 and amended on October 10, 2016. The Plaintiffs have alleged that the Company and certain individual defendants — Kishore Lulla, Jyoti Deshpande, Andrew Heffernan, and Prem Parameswaran — have violated the federal securities laws, specifically Sections 10(b) and 20(a) of the Exchange Act. The amended consolidated complaint has narrowed in scope significantly and does not assert certain claims that had been asserted in prior complaints, including (i) claims arising under Sections 11 and 15 of the Securities Act, (ii) accounting and GAAP allegations, and (iii) claims against certain individual defendants, who are not now named defendants. The remaining claims are primarily focused on whether the Company and individual defendants made material misrepresentations concerning the Company’s film library and materially misstated the usage and functionality of Eros Now. The Company’s most recent motion to dismiss the amended consolidated complaint was filed on November 11, 2016 and its reply brief was filed on January 6, 2017. The Court has not scheduled oral argument or indicated when it will rule on this motion. Given the uncertainty inherent in these matters, based on assessment made after taking appropriate legal advice, the Company does not believe that the ultimate outcome of this matter will be unfavourable. Accordingly, no liability has been recorded in Group’s consolidated financial statements.

4.	From time to time, Eros is involved in legal proceedings arising in the ordinary course of its business, typically intellectual property litigation and infringement claims related to the Group’s feature films and other commercial activities, which could cause it to incur expenses or prevent it from releasing a film. While the resolution of these matters cannot be predicted with certainty, the Group does not believe, based on current knowledge or information available, that any existing legal proceedings or claims are likely to have a material and adverse effect on its financial position, results of operations or cash flows.

There were no other material ongoing litigations at March 31, 2018 and March 31, 2017.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35	RELATED PARTY TRANSACTIONS

		As at March 31,2018		As at March 31,2017
	Details of	(in thousands)
	Transaction	Liability	Asset	Liability	Asset
Red Bridge Group Limited	President fees	$464	$—	$210	$0
550 County Avenue	Rent/Deposit	482	135	420	135
Line Cross Limited	Rent/Deposit	876	258	356	258
NextGen Films Private Limited	Purchase/Sale	—	38,862	—	34,843
Everest Entertainment LLP	Purchase/Sale	65	—	17	115
Lulla Family	Rent/Deposit	244	947	123	1,003
Lulla Family	Salary	2,468	—	1,210	—
Eros Television India Private Limited	Borrowing	—	—	6,417	—

The Lulla family refers to Mr. Arjan Lulla, Mr. Kishore Lulla, Mr. Sunil Lulla, Mrs. Manjula Lulla, Mrs. Krishika Lulla, Mrs. Rishika Lulla Singh, and Ms. Riddhima Lulla.

Pursuant to a lease agreement that expired on March 31, 2018, the lease requires Eros International Media Limited to pay $5 each month under this lease. Eros International Media Limited leases apartments for studio use at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Manjula K. Lulla, the wife of Kishore Lulla. The lease was renewed on April 1, 2018 for a further period of one year on the same terms.

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

Pursuant to a lease agreement that expires on January 4, 2020, Eros International Media Limited leases office premise for studio use at Supreme Chambers, 5th Floor, Andheri (W), Mumbai from Kishore and Sunil Lulla. Beginning January 2015, the lease requires Eros International Media Limited to pay $61 each month under this lease.

Pursuant to a lease agreement that expires on April 1, 2020, the real estate property at 550 County Avenue, Secaucus, New Jersey, from 550 County Avenue Property Corp, a Delaware corporation owned by Beech Investments. The lease commenced on April 1,2015, and required the Group to pay $11 each month. The lease was renewed on April 1, 2015 for a further period of five years on the same terms. This is a non-cancellable lease.

Pursuant to a lease agreement that expired in March 2018, including renewal periods, the Group leases for U.K. corporate offices, the real property at 13 Manchester Square, London from Linecross Limited, a U.K. company owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary. The lease commenced on November 19, 2009 and requires the Group to pay $109 each quarter. The lease was not renewed after it expired in March 2018.

Pursuant to an agreement the Group entered into with Redbridge Group Limited on June 27, 2006, the Group agreed to pay an annual fee set each year of $270, $260 and $300 in the respective years ended March 31, 2018, 2017 and 2016, for the services of Arjan Lulla, the father of Kishore Lulla and Sunil Lulla, grandfather of Mrs. Rishika Lulla Singh, uncle of Vijay Ahuja and Surender Sadhwani and an employee of Redbridge Group Limited. The agreement makes Arjan Lulla honorary life president and provides for services including attendance at Board meetings, entrepreneurial leadership and assistance in setting the Group’s strategy. Redbridge Group Limited is an entity owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary.

The Group has engaged in transactions with NextGen Films Private Limited, an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla, each of which involved the purchase and sale of film rights. In the year ended March 31, 2018, NextGen Films Private Limited sold film rights $7,760 (2017: $616, 2016: $2,728) to the Group, and purchased film rights, including production services, of Nil (2017: Nil and 2016: $Nil). The Group advanced $19,025 (2017: $22,881, 2016: $5,400) to NextGen Films Private Limited for film co-production and received refund of $6,114 (2017: $5,075, 2016: $6,945) on abandonment of certain film projects.

The Group also engaged in transactions with Everest Entertainment LLP entity owned by the brother of Manjula K. Lulla, wife of Kishore Lulla, which is involved in the purchase and sale of film rights. In March 31, 2018, Everest Entertainment LLP sold film rights of 166 (2017: Nil, 2016: Nil) to the Group.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In fiscal 2017, the Group obtained unsecured short-term borrowings of $6,417 from Eros Television India Private Limited at 12% per annum.

Mrs. Manjula Lulla, the wife of Kishore Lulla, is an employee of Eros International Plc. and is entitled to a salary of $139 per annum (2017: $130 and 2016: $154). Mrs. Krishika Lulla, the wife of Sunil Lulla, is an employee of EIML and is entitled to a salary of $133 per annum (2017: $133, 2016: $138). Ms. Riddhima Lulla, the daughter of Kishore Lulla, was an employee of Eros Digital FZ LLC and is entitled to a salary of Nil per annum (2017: $51, 2016: $38 and is an employee of Eros World Wide FZ LLC is entitled to a salary of $90 per annum.

All of the amounts outstanding are unsecured and will be settled in cash.

As at March 31, 2018, the Group has provided performance guarantee to a bank amounting to $8,000 (2017: $19,500) in connection with funding commitments. under film co-production agreements with NextGen Films Private Limited and having varying maturity dates up to the next 12 months. The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

36	MAJOR CONSOLIDATED ENTITIES

	Date	Country of Incorporation	% of voting rights held
Copsale Limited	June 2006	BVI	100.00
Eros Australia Pty Limited	June 2006	Australia	100.00
Eros International Films Private Limited	June 2006	India	100.00
Eros International Limited	June 2006	U.K.	100.00
Eros International Media Limited	June 2006	India	60.13
Eros International USA Inc	June 2006	U.S.	100.00
Eros Music Publishing Limited	June 2006	U.K.	100.00
Eros Network Limited	June 2006	U.K.	100.00
Eros Pacific Limited	June 2006	Fiji	100.00
Eros Worldwide FZ-LLC	June 2006	UAE	100.00
Big Screen Entertainment Private Limited	January 2007	India	64.00
EyeQube Studios Private Limited	January 2008	India	99.99
Acacia Investments Holdings Limited	April 2008	IOM	100.00
Belvedere Holdings Pte Limited	March 2010	Singapore	100.00
Eros International Pte Limited	August 2010	Singapore	100.00
Digicine Pte. Limited	March 2012	Singapore	100.00
Colour Yellow Productions Private Limited	May 2014	India	50.00
Eros Digital FZ LLC	September 2015	UAE	100.00
Eros Digital Limited	July 2016	IOM	100.00
Eros Films Limited	November 2016	IOM	100.00
Universal Power Systems Private Limited	August 2015	India	100.00

All of the companies were involved with the distribution of film content and associated media. All the companies are indirectly owned with the exception of Eros Network Limited, Eros Worldwide FZ-LLC and Eros International Pte Ltd.

In fiscal year 2018, Group shareholding of Eros International Media Ltd reduced to 60.13% (2017: 73.33%) The change is shareholding was due to exercise of 1.17% ESOP by the employees and sale of 12.03% shares in open market.

In fiscal year 2018, the Group has pledged 21.26% of its holding in Eros International Media Limited as security for certain of the Group’s borrowings (See Note 23).

In addition to the above the Eros International Plc Employee Benefit Trust, a Jersey based Trust has been consolidated as it is a fully controlled Trust.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37	NON-CONTROLLING INTERESTS

Details of subsidiary that have material non-controlling interests

The Group has a number of subsidiaries held directly and indirectly which operate and are incorporated around the world. Note 36 to the financial statements lists details of the major consolidated entities and the interests in these subsidiaries. The non-controlling interests that are material to the Group relate to Eros International Media Limited and its subsidiaries whose principal place of business is in India.

The table below shows the summarized financial information of Eros International Media Limited and its subsidiaries (EIML) whereas at March 31, 2018, non-controlling interests held an economic interest by virtue of shareholding of 39.87% (March 2017: 26.67%). The change in shareholding was due to exercise of 1.17% ESOP by the employees and sale of 12.03% shares in open market (Refer Note 4). The summarized financial information represents amounts before inter-company eliminations.

	Year ended March 31
	(in thousands)
EIML	2018	2017
Current assets	$152,997	$143,037
Non-current assets	418,118	428,429
Current liabilities	(162,898)	(192,807)
Non-current liabilities	(65,582)	(75,010)
Total net assets attributable	$342,635	$303,649
Equity attributable to owners of the Group	$204,907	$224,558
Equity attributable to non-controlling interests	$137,728	$79,091

Revenue	$151,887	$210,776
Expenses	(118,858)	(176,373)
Profit for the year	$33,029	$34,403
Profit attributable to the owners of the Group	$20,199	$26,753
Profit attributable to non-controlling interests	$12,830	$7,650

Other comprehensive (loss)/income during the year	$(612)	$5,277
Total comprehensive income during the year	$32,417	$39,680
Total comprehensive income attributable to the owners of the Group	19,828	30,211
Total comprehensive income attributable to non-controlling interests	12,589	9,469

Net cash inflow from operating activities	$49,096	$10,686
Net cash outflow from investing activities	(55,755)	(78,121)
Net cash inflow from financing activities	6,707	42,409
Net cash (outflow)/inflow	$48	$(25,026)

No dividends were paid to non-controlling interests during the year ended March 31, 2018. (2017: Nil).

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

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

The Group extends credit to customers and other parties in the normal course of business and maintains an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of customers to make required payments. The Group bases such estimates on historical experience, existing economic conditions, and any specific customer collection issues the Group has identified. Uncollectible accounts receivables are written off when a settlement is reached for an amount less than the outstanding balance or when the Group determines that the balance will not be collected. The allowance for doubtful accounts/bad debt for the year ended March 31, 2018 and March 31, 2017, was $4,740 and $2,430 respectively.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38.5.	Credit impairment losses

In case of catalogue sales, the Group provides contractual deferred payment terms up to a year to the trading partners. Further, in several instances the catalogue customers fall behind contractual payment terms. The Group estimates credit impairment losses based on historical experience of collection from catalogue customers multiplied by the incremental borrowing rate applicable to the group of similar class of customer. The credit impairment losses, net of unwinding thereof, recognized in the Statement of Income for the year ended March 31, 2018 and March 31, 2017 was $10,193 and Nil, respectively.

38.6.	Valuation of available-for-sale financial assets

The Group follows the guidance of IAS 39 – Financial Instruments: Recognition and Measurement to determine, where possible, the fair value of its available-for-sale financial assets. This determination, including identification of objective evidence of impairment, requires significant judgment. In making this judgment, the Group evaluates, among other factors, the duration and extent to which the fair value of an investment is less or more than its cost; the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flow.

38.7.	Income taxes and deferred taxation

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

38.8.	Share-based payments

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

38.9.	Business combinations and deconsolidation

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

During fiscal 2018, the Group divested its 51 percent equity interest in Ayngaran Group to the non-controlling investee. The Group recorded the financial asset retained in the former subsidiary on deconsolidation at its fair value and recorded a loss of $0.5 million. The discounting of the financial asset was determined using associated credit risk for similar instrument.

38.10.	Financial liabilities at fair value through profit and loss

The Group has classified the convertible note as a financial liability at fair value through profit or loss and used the valuation models i.e. Black and Scholes and Monte-Carlo simulations to obtain the fair value of share warrant and convertible notes. Key assumptions on which external valuation experts has based their determination of fair value includes risk free rate, weighted average cost of capital, future volatility, proportion of debt to be converted into equity shares. These estimates, includes the methodology used, can have a material impact on the respective values and ultimately the amount of financial liability.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

IFRS 15 is effective for fiscal years beginning on or after January 1, 2018. Earlier application is permitted. The Group expects to apply this standard retrospectively with the cumulative effect of initially applying this standard recognized at April 1, 2018 (i.e. the date of initial application in accordance with this standard). The Group does not expect the impact of adoption of the standard on opening reserve to be material.

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Group does not expect the impact of adoption of the standard to be material.

Further, in October 2017, the International Accounting Standards Board (IASB) issued an additional amendment to IFRS 9. Based on the amendment financial assets containing prepayment features with negative compensation can now be measured at amortised cost or at fair value through other comprehensive income if they meet the other relevant requirements under IFRS 9.

The effective date for adoption of the amendment is 1 January 2019. Further, the amendment must be applied retrospectively and earlier application is permitted. The amendment provides specific transition provision if it is only applied in 2019 rather than in 2018 with the rest of IFRS 9. The Group does not believe that this amendment will have a material impact on its consolidated financial statements.

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Amendment to IAS 28

In October 2017, the International Accounting Standards Board (IASB) issued an amendment to IAS 28, to address the issue on accounting of long term interests in Associates and Joint ventures. The amendments clarify that an entity applies IFRS 9 Financial Instruments to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

The effective date for adoption of the amendment is 1 January 2019, however early adoption is permitted with disclosures. The Group does not believe that this amendment will have a material impact on its consolidated financial statements.

Amendment to IAS 19

In February, 2018, the International Accounting standards issued an amendment to IAS 19 to address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to:

Determine current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event.

Determine net interest for the remainder of the period after the plan amendment, curtailment or settlement using: the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event; and the discount rate used to remeasure that net defined benefit liability (asset)

The effective date for adoption of the amendment is 1 January 2019, however early adoption is permitted. Given that the Group does not have any amendments to its defined benefit plan, the amendment does not have any impact on the Group.

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