Form 20-F
period 2019-03-31
Eros International PLC
filed 2019-08-14
CIK 1532981

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-36176

EROS INTERNATIONAL PLC
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Isle of Man
(Jurisdiction of incorporation or organization)

550 County Avenue Secaucus, New Jersey 07094 Tel: +1(201) 558 9001
(Address of principal executive offices)

Oliver Webster IQ EQ (Isle of Man) Limited First Names House Victoria Road Douglas, IM2 4DF Isle of Man Tel: (44) 1624 630 630 Email: oliver.webster@iqeq.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
A ordinary share, par value GBP 0.30 per share	EROS	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At March 31, 2019, 67,291,738 ‘A’ ordinary shares and 8,212,715 ‘B’ ordinary shares, each at par value GBP 0.30 per share, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.☐ Yes   ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.☐ Yes   ☑ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.☑ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).☑ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

EROS INTERNATIONAL PLC

i

Unless otherwise indicated or required by the context, as used in this annual report, the terms “Eros,” “we,” “us,”, “the Group”, “our” and the “Company” refer to Eros International Plc and all its subsidiaries that are consolidated under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (IASB). Our fiscal year ends on March 31 of each year. When we refer to a fiscal year, such as fiscal year 2019, fiscal 2019 or FY 2019, we are referring to the fiscal year ended on March 31 of that year. The “Founders Group” refers to Beech Investments Limited and Kishore Lulla. “$” and “dollar” refer to U.S. dollars.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act, and such statements are subject to the safe harbors created thereby. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “approximately,” “anticipate,” “believe,” “estimate,” “continue,” “could,” “expect,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. All of our forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we are expecting, including, without limitation:

•	our ability to successfully and cost-effectively source film content;
•	our ability to achieve the desired growth rate of Eros Now, our digital over-the-top (“OTT”) entertainment service;
•	our ability to maintain or raise sufficient capital;
•	delays, cost overruns, cancellation or abandonment of the completion or release of our films;
•	our ability to predict the popularity of our films, or changing consumer tastes;
•	our ability to maintain existing rights, and to acquire new rights, to film content;
•	our ability to successfully defend any future class action law suits we are a party to in the U.S.;
•	anonymous letters to regulators or business associates or anonymous allegations on social media regarding our business practices, accounting practices and/or officers and directors;
•	our dependence on the Indian box office success of our Hindi and high budget Tamil and Telugu films;
•	our ability to recoup the full amount of box office revenues to which we are entitled due to underreporting of box office receipts by theater operators;
•	our dependence on our relationships with theater operators and other industry participants to exploit our film content;
•	our ability to mitigate risks relating to distribution and collection in international markets;
•	fluctuation in the value of the Indian rupee against foreign currencies;
•	our ability to compete in the Indian film industry;

ii

•	our ability to compete with other forms of entertainment;
•	our ability to combat piracy and to protect our intellectual property;
•	our ability to maintain an effective system of internal control over financial reporting;
•	contingent liabilities that may materialize, including our exposure to liabilities on account of unfavourable judgments/decisions in relation to legal proceedings involving us or our subsidiaries and certain of our directors and officers;
•	our ability to successfully respond to technological changes;
•	regulatory changes in the Indian film industry and our ability to respond to them;
•	our ability to satisfy debt obligations, fund working capital and pay dividends;
•	the monetary and fiscal policies of India and other countries around the world, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; and
•	our ability to address the risks associated with acquisition opportunities.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The table set forth below presents our selected historical consolidated financial data for the periods and at the dates indicated. The selected historical consolidated statements of income data for each of the three years ended March 31, 2019, 2018, and 2017 and the selected statements of financial position data as of March 31, 2019 and 2018 have been derived from and should be read in conjunction with “Part I — Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this Annual Report on Form 20-F. The selected historical consolidated statements of income data for each of the two years ended March 31, 2016 and 2015 and the selected historical statements of financial position data as of March 31, 2017, 2016, and 2015 have been derived from audited consolidated financial statements not included in this Annual Report on Form 20-F.

	Year ended March 31,
	2019	2018	2017	2016	2015
	(in thousands, except (Loss)/Earnings per share)
Selected Statement of Income Data
Revenue	$270,126	$261,253	$252,994	$274,428	$284,175
Cost of sales	(155,396)	(134,708)	(164,240)	(172,764)	(155,777)
Gross profit	114,730	126,545	88,754	101,664	128,398
Administrative costs	(87,134)	(68,029)	(63,309)	(64,019)	(49,546)
Operating profit before exceptional item	27,596	58,516	25,445	37,645	78,852
Impairment loss	(423,335)	—	—	—	—
Operating profit/(loss)	(395,739)	58,516	25,445	37,645	78,852
Net finance costs	(7,674)	(17,813)	(17,156)	(8,010)	(5,861)
Other gains/(losses), net	288	(41,321)	14,205	(3,636)	(10,483)
Profit/(loss) before tax	(403,125)	(618)	22,494	25,999	62,508
Income tax	(7,328)	(9,127)	(11,039)	(12,711)	(13,178)
Profit/(loss) for the year (1)	$(410,453)	$(9,745)	$11,455	$13,288	$49,330

(Loss)/Earnings per share (cents)
Basic (loss)/earnings per share	(599.5)	(36.3)	6.4	6.6	74.3
Diluted (loss)/earnings per share	(599.5)	(36.3)	5.1	5.2	72.4

Weighted average number of ordinary shares
Basic	70,707	62,151	59,410	57,732	54,278
Diluted	72,170	63,482	60,943	59,036	54,969

Other non-GAAP measures
Gross Revenue (2)	$304,593	$268,069	$252,994	$274,428	$284,175
EBITDA (3)	$(393,188)	$20,186	$42,548	$36,294	$70,066
Adjusted EBITDA (3)	$103,845	$82,955	$55,664	$70,852	$101,150
Gross Adjusted EBITDA (3)	$234,000	$198,240	$190,980	$199,155	$218,404

	Year ended March 31,
	2019	2018	2017	2016	2015
	(in thousands)
Selected Statement of Financial Position Data:
Cash and cash equivalents	$89,117	$87,762	$112,267	$182,774	$153,664
Goodwill	—	3,800	4,992	5,097	1,878
Total assets	1,088,902	1,410,319	1,343,365	1,247,878	1,149,533
Debt:
Current portion	208,908	151,963	180,029	210,587	96,397
Long-term portion	71,920	124,983	89,841	92,630	218,273
Total liabilities	431,917	406,902	459,817	438,784	393,478

Equity attributable to Eros International Plc	521,456	865,689	804,457	740,332	697,334
Equity attributable to non-controlling interests	135,529	137,728	79,091	68,762	58,721
Total equity	$656,985	$1,003,417	$883,548	$809,094	$756,055

_______________

(1)	References to “net income” in this document correspond to “profit/(loss) for the period” or “profit/(loss) for the year” line items in our consolidated financial statement appearing elsewhere in this document.
(2)	Gross Revenue is defined as reported revenue adjusted in respect of significant financing component that arises on account of normal credit terms provided to catalogue customers.
(3)	We use EBITDA, Adjusted EBITDA and Gross Adjusted EBITDA as supplemental financial measures. EBITDA is defined by us as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs). Adjusted EBITDA is defined as EBITDA adjusted for (gain)/impairment of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivative financial instruments), transactions costs relating to equity transactions, share based payments, Loss / (Gain) on sale of property and equipment, Loss on de-recognition of financial assets measured at amortized cost, net, Credit impairment loss, net, Loss on financial liability (convertible notes) measured at fair value through profit and loss, Loss on deconsolidation of a subsidiary and exceptional items such as impairment of goodwill, trademark, film & content rights and content advances. Gross Adjusted EBITDA is defined as Adjusted EBITDA adjusted for amortization of intangible films and content rights. EBITDA, Adjusted EBITDA and Gross Adjusted EBITDA as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. EBITDA Adjusted EBITDA and Gross Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. EBITDA, Adjusted EBITDA and Gross Adjusted EBITDA provide no information regarding a Company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position.

The following table sets forth the reconciliation of our net income to EBITDA, Adjusted EBITDA and Gross Adjusted EBITDA:

	Year ended March 31,
	2019	2018	2017	2016	2015
	(in thousands)
(Loss)/Profit for the year	$(410,453)	$(9,745)	$11,455	$13,288	$49,330
Income tax expense	7,328	9,127	11,039	12,711	13,178
Net finance costs	7,674	17,813	17,156	8,010	5,861
Depreciation	1,049	1,265	1,082	1,154	1,089
Amortization(a)	1,214	1,726	1,816	1,131	608
EBITDA (Non-GAAP)	(393,188)	20,186	42,548	36,294	70,066
(Gain)/Impairment of available-for-sale financial assets	—	—	(58)	—	1,307
Transaction costs relating to equity transactions	—	—	—	—	61
Net (gain)/loss on derivative financial instruments	—	586	(10,297)	3,566	7,801
Share based payments(b)	21,561	17,918	23,471	30,992	21,915
Loss/(Gain) on sale of property and equipment	97	(2)	—	—	—
Loss on de-recognition of financial assets measured at amortized cost, net	5,988	3,562	—	—	—
Credit impairment loss, net	10,673		—	—	—
Loss on financial liability (convertible notes) measured at fair value through profit and loss	21,398	13,840	—	—	—
Loss on deconsolidation of a subsidiary	—	14,649	—	—	—
Impairment of goodwill	—	1,205	—	—	—
Adjustment arisen from significant discounting, component	34,467	6,816	—	—	—
Reversal credit impairment losses/(gains)	(20,698)	4,308	—	—	—
Closure of derivative	249		—	—	—
Impairment loss	423,335		—	—	—
Others	(37)	(113)	—	—	—
Adjusted EBITDA (Non-GAAP)(b)	$103,845	$82,955	$55,664	$70,852	$101,150
Amortization of intangible films and content rights	130,155	115,285	135,316	128,303	117,254
Gross Adjusted EBITDA (Non-GAAP)(b)	$234,000	$198,240	$190,980	$199,155	$218,404

_______________

(a)	Includes only amortization of intangible assets other than capitalized film content.
(b)	Consists of compensation costs, recognised with respect to all outstanding share based compensation plans and all other equity settled instruments.

Gross Revenue is defined as revenue reported under IFRS adjusted in respect of a significant financing component that arises on account of normal credit terms provided to licensees of our content catalogue, thereby excluding the effects of IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”). We adopted IFRS 15 on April 1, 2018, using the modified retrospective method applied to all contracts as of April 1, 2018. Results for reporting periods beginning after April 1, 2018 are presented under IFRS 15, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under IAS 18, Revenue (“IAS 18”). For certain content licensing arrangements, our collection period ranges between 2 – 3 years from contract inception date. Under IFRS 15, for arrangements where the implied collection period (or normal credit term) is considered to be more than one year, revenue is recognized after adjusting the promised amount of consideration for a significant financing component, using the discount rate that would be reflected in a separate financing transaction between the entity and its customer at contract inception. Gross Revenue includes such financing component with our revenue under IFRS.

The following table sets forth the reconciliation of our revenue to Gross Revenue:

	Year ended March 31,
	2019	2018	2017	2016	2015
		(In thousands)
Revenue	270,126	261,253	252,994	274,428	284,175
Adjustment towards significant financing component	34,467	6,816(*)	—	—	—
Gross Revenue	304,593	268,069	252,994	274,428	284,175

(*) Significant financing adjustment is considered in accordance with IAS 18.

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

Exchange Rate Information

Our functional and reporting currency is the U.S. dollar. Transactions in foreign currencies are translated at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated into U.S. dollars at the exchange rates at ruling on the date of the applicable statement of financial position. For the purposes of consolidation, all income and expenses are translated at the average rate of exchange during the period covered by the applicable statement of income and assets and liabilities are translated at the exchange rate ruling on the date of the applicable statement of financial position.

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and U.S. dollars based on the noon buying rate in the City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. These rates are provided solely for your convenience and are not necessarily the exchange rates that were used in this Offering Memorandum or will be used in the preparation of periodic reports or any other information to be provided to you.

	Period End	Average(1)	High	Low
Fiscal Year
2011	44.54	45.46	47.49	43.90
2012	50.89	48.01	53.71	44.00
2013	54.52	54.36	57.13	50.64
2014	60.35	60.35	68.80	53.65
2015	62.58	61.15	63.70	58.46
2016	66.25	65.39	68.84	61.99
2017	64.85	67.01	68.86	64.85
2018	65.11	64.46	65.71	63.38
2019	69.16	69.91	74.33	64.92

Months
April 2018	66.50	65.67	66.92	64.92
May 2018	67.40	67.51	68.38	66.52
June 2018	68.46	67.79	68.81	66.87
July 2018	68.54	68.68	69.01	68.42
August 2018	71.00	69.63	71.00	68.37
September 2018	72.54	72.24	72.98	71.58
October 2018	73.95	73.57	74.33	72.91
November 2018	69.62	71.73	73.45	69.62
December 2018	69.58	70.76	72.44	69.58
January 2019	70.94	70.67	71.40	69.58
February 2019	70.83	71.18	71.66	70.56
March 2019	69.16	69.49	70.91	68.60
April 2019	69.64	69.41	70.19	68.58
May 2019	69.63	69.77	70.62	69.08
June 2019	68.92	69.39	69.83	68.92

(1)	Represents the average of the U.S. dollar to Indian Rupee exchange rates on the last day of each month during the period for all fiscal years presented, and the average of the noon buying rate for all days during the period for all months presented.

B. Capitalization and Indebtedness

Not Applicable.

C. Reason for the Offer and the Use of Proceeds

Not Applicable.

D. Risk Factors

This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this annual report. If any of the following risks were to occur, our business affairs, prospects, assets, financial condition, results of operations and cash flows could be materially and adversely affected and the market price of our A ordinary shares could decline.

Risks Related to Our Business

We may fail to source adequate film content on favourable terms or at all through acquisitions or co-productions, which could have a material and adverse impact on our business.

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

Eros Now, our digital OTT entertainment service accessible via internet-enabled devices, may not achieve the desired growth rate.

Eros Now was soft launched in 2012 and as of March 31, 2019 we had 154.7 million registered users. As of March 31, 2019, we had 18.8 million paying subscribers. We must continue to grow and retain subscribers in India (one of our key markets) where they are currently used to traditional channels for content consumption, as well as grow our subscriber base in markets outside of India. Our ability to attract and retain subscribers will depend in part on our ability to consistently provide our subscribers a high-quality experience with respect to content and features and on the quality of data connectivity (either Wi-Fi, broadband, 3G or 4G mobile data) in India.

To achieve and sustain the desired growth rate from Eros Now, we must accomplish numerous objectives, including substantially increasing the number of paid subscribers to our service and retaining them, without which our revenues from digital stream will be adversely affected. We cannot assure you that we will be able to achieve these objectives due to any of the factors listed below, among other factors:

•	our ability to maintain an adequate content offering;
•	our ability to maintain, upgrade and develop our service offering on an ongoing basis;
•	our ability to successfully distribute our service across multiple mobile, internet and cable platforms worldwide;
•	our ability to secure and retain distribution across various platforms including telecom operators and original equipment manufacturers;
•	our ability to convert free registered users into paid subscribers and retain them;
•	our ability to compete effectively against other Indian and foreign OTT services;
•	our ability to manage technical glitches or disruptions;

•	our ability to attract and retain our employees;
•	any changes in government regulations and policies; and
•	any changes in the general economic conditions specific to the internet and the movie industry.

Our business involves substantial capital requirements, and our inability to maintain or raise sufficient capital could materially adversely affect our business.

Our business requires a substantial investment of capital for the production, acquisition and distribution of films and a significant amount of time may elapse between our expenditure of funds and the receipt of revenues from our films. This may require us to fund a significant portion of our capital requirements from our credit facilities or other financing sources. Any capital shortfall could have a material adverse effect on our business, prospects, financial condition, results of operations and liquidity. For additional information, please see “Part 1—Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” and Note 2(a) and Note 32 to our audited Consolidated Financial Statements appearing elsewhere in this annual report.

Delays, cost overruns, cancellation or abandonment of the completion or release of films may have a material adverse effect on our business.

There are substantial financial risks relating to film production, completion and release. Actual film costs may exceed their budgets, and factors such as labour disputes, unavailability of a star performer, equipment shortages, disputes with production teams or adverse weather conditions may cause cost overruns and delay or hamper film completion. When a film we have contracted to acquire from a third-party experiences delays or fails to be completed, we may not recover advance monies paid for the proposed acquisition. When we enter into co-productions, we are typically responsible for paying all production costs in accordance with an agreed upon budget and while we typically cap budgets in our contracts with our co-producer, given the importance of ongoing relationships in our industry, longer-term commercial considerations may in certain circumstances override strict contractual rights and we may feel obliged to fund cost over-runs where there is no contractual obligation requiring us to do so.

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

Changing consumer tastes affect our ability to predict which films will be popular with audiences in India and internationally. As we invest in a portfolio of films across a wide variety of genres, stars and directors, it is highly likely that at least some of the films in which we invest will not appeal to Indian or international audiences. Further, where we sell rights prior to release of a film, any failure to accurately predict the likely commercial success of a film may cause us to underestimate the value of such rights. If we are unable to co-produce and acquire rights to films that appeal to Indian and international film audiences or to accurately judge audience acceptance of our film content, the costs of such films could exceed revenues generated and anticipated profits may not be realised. Our failure to realize anticipated profits could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our ability to monetize our content is limited to the rights that we acquire from third parties or otherwise own.

We have acquired our film content through contracts with third parties, which are primarily fixed-term contracts that may be subject to expiration or early termination. Upon expiration or termination of these arrangements, content may be unavailable to us on acceptable terms or at all, including with respect to technical matters such as encryption, territorial limitation and copy protection. In addition, if any of our competitors offer better terms, we will be required to spend more money or grant better terms, or both, to acquire or extend the rights we previously held. If we are unable to renew the rights to our film library on commercially favourable terms and to continue monetizing the existing films in our library or other content, it could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

Based on our agreements in effect as of March 31, 2019, if we do not otherwise extend or renew our existing rights, we anticipate the rights we currently license in Hindi and regional languages will expire as summarized in the table below.

Term Expiration Dates

	Hindi Film Rights	Regional Film Rights
	(approximate percentage of films whose licensed rights expire in the period indicated)
Prior to December 31, 2020	5%	10%
2021–2025	65%	11%
2026–2030	8%	7%
2031–2045	3%	—
Perpetual(1)	19%	72%

_________________

(1)	Subject to limitations imposed by Indian copyright law, which restricts the term to 60 years from the beginning of the calendar year following the year in which the film is released.

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

We were historically, and are currently, party to class action lawsuits in the U.S. and may be subject to similar or additional claims in the future, and an adverse ruling on any such future claims could have a material adverse effect on our business, financial condition and results of operations and could negatively impact the market price of our A Ordinary Shares.

Beginning on November 13, 2015, the Company was named a defendant in five substantially similar putative class action lawsuits filed in federal court in New Jersey and New York by purported shareholders of the Company. On May 17, 2016, the putative class actions filed in New Jersey were transferred to the United States District Court for the Southern District of New York where they were subsequently consolidated with the other two actions. The Court-appointed lead plaintiffs filed a single consolidated complaint on July 14, 2016 and amended on October 10, 2016. The amended consolidated complaint alleged that the Company and certain individual defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), but did not assert certain claims that had been asserted in prior complaints. The remaining claims were primarily focused on whether the Company and individual defendants made material misrepresentations concerning the Company’s film library and materially misstated the usage and functionality of Eros Now, our digital OTT entertainment service. On September 25, 2017, the United States District Court for the Southern District of New York entered a Memorandum and Order dismissing the putative class action with prejudice. On August 24, 2018, the United States Court of Appeals for the Second Circuit issued a summary order affirming the district court’s earlier dismissal, with prejudice.

Beginning on June 21, 2019, the Company was named a defendant in two substantially similar putative class action lawsuits filed in federal court in New Jersey by purported shareholders of the Company. The lawsuits allege that the Company and certain individual defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 by making false and/or misleading statements regarding the Company’s accounting for trade receivables. We expect that the lawsuits will be consolidated and that the court-appointed lead plaintiff will file a consolidated complaint. The Company expects to file a motion to dismiss any consolidated complaint.

We have incurred, and will continue to incur, significant costs to defend our position in the above-mentioned class action lawsuits. We are unable to predict whether we will be subject to similar or additional claims in the future. If we become subject to class action lawsuits or any other related lawsuits or investigations or proceedings by regulators in the future, or if the current actions are not resolved in our favor, it could result in a diversion of management resources, time and energy, significant costs, a material decline in the market price for our A Ordinary Shares, increased share price volatility and increased directors and officers liability insurance premiums and could have a material adverse effect upon our business, prospects, financial condition, results of operations and ability to access the capital markets.

Anonymous letters to regulators or business associates or anonymous allegations on social media regarding our business practices, accounting practices and/or officers and directors could have a resultant material adverse effect on our business, financial condition and results of operations and could negatively impact the market price for our A Ordinary Shares.

We have been, are currently and in the future may be, the target of anonymous letters sent to regulators or business associates or anonymous allegations posted on social media or circulated in short selling reports regarding our accounting practices, business practices and/or officers and directors. Every time we have received such a letter we have undertaken what we believe to be a reasonably prudent review, including extensive due diligence to investigate the allegations, and where necessary our board of directors has engaged third-party professional firms to report directly to the Company’s Audit Committee. Having conducted these investigations, in each instance we found the allegations were without merit. However, the public dissemination of these allegations has adversely affected our reputation, business and the market price of our A Ordinary Shares and required us to spend significant management time and incur substantial costs to address them.

If anonymous allegations are made in the future, or if the current allegations continue, it could result in a diversion of management resources, time and energy, significant costs, a material decline in the market price for our A Ordinary Shares, increased share price volatility and increased directors and officers liability insurance premiums and could have a material adverse effect upon our business, prospects, financial condition, results of operations and ability to access the capital markets.

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

We have had disputes with multiplex operators in India that required us to delay our film releases and disrupted our marketing schedule for future films. These disputes were subsequently settled pursuant to settlement agreements that expired in June 2011. We now enter into agreements on a film-by-film and exhibitor-by-exhibitor basis instead of entering into long-term agreements. To date, our film-by-film agreements have been on commercial terms that are no less favourable than the terms of the prior settlement agreements; however, we cannot guarantee such terms can always be obtained. Accordingly, without a long-term commitment from multiplex operators, we may be at risk of losing a substantial portion of our revenues derived from our theatrical business. We may also have similar future disruptions in our relationship with multiplex operators, the operators of single-screen theaters or other industry participants, which could have a material adverse effect on our business, prospects, financial condition and results of operations. Further, the theater industry in India is rapidly growing and evolving and we cannot assure you that we will be able to establish relationships with new commercial theater operators.

Our subscriber metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business.

We regularly review key metrics related to the operation of our business, including, but not limited to, our subscribers, key performance indicators and monthly active users, to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data as well as other sources. At times, data may not have been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates of our subscriber base for the applicable period of measurement, there are inherent challenges in measuring how our service is used across large populations globally. For example, we believe that there are individuals who have multiple Eros Now accounts, which can result in an overstatement of key performance indicators. Errors or inaccuracies in our metrics or data could result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of monthly active users were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to attract a sufficient number of users to satisfy our growth strategies.

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

In the ordinary course of business and in particular in connection with content acquisition and delivering our service to our members, we collect and utilize data supplied by our subscribers. Other businesses have been criticized by privacy groups and governmental bodies for attempts to link personal identities and other information to data collected on the internet regarding users’ browsing and other habits. Increased regulation of data utilization practices, including self-regulation or findings under existing laws that limit our ability to collect, transfer and use data, could have an adverse effect on our business. In addition, if we were to disclose data about our subscribers in a manner that was objectionable to them, our business reputation could be adversely affected, and we could face potential legal claims that could impact our operating results. Outside of India, we may become subject to additional and/or more stringent legal obligations concerning our treatment of customer and other personal information, such as laws regarding data localization and/or restrictions on data export. Failure to comply with these obligations could subject us to liability, and to the extent that we need to alter our business model or practices to adapt to these obligations, we could incur additional expenses.

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

We currently offer subscribers the ability to receive streaming content through a host of internet-connected screens, including TVs, digital video players, television set-top boxes and mobile devices. We have agreements with various cable, satellite and mobile telecommunications operators to make our service available to subscribers. In many instances, our agreements also include provisions by which the partner bills consumers directly or otherwise offers services or products in connection with offering our service. We intend to continue to broaden our relationships with existing partners and to increase our capability to stream content to other platforms and partners over time. If we are not successful in maintaining existing and creating new relationships, or if we encounter technological, content licensing, regulatory, business or other impediments to delivering our streaming content to our subscribers via these devices, our ability to retain subscribers and grow our business could be adversely impacted. Our agreements with our partners are typically multi-year in duration and our business could be adversely affected if, upon expiration, a number of our partners do not continue to provide access to our service or are unwilling to do so on terms acceptable to us, which terms may include the degree of accessibility and prominence of our service. Furthermore, devices are manufactured and sold by entities other than Eros Now and while these entities should be responsible for the devices’ performance, the connection between these devices and Eros Now may nonetheless result in consumer dissatisfaction towards Eros Now and such dissatisfaction could result in claims against us or otherwise adversely impact our business. In addition, technology changes to our streaming functionality may require that partners update their devices. If partners do not update or otherwise modify their devices, our service and our members’ use and enjoyment could be negatively impacted.

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

We rely upon third-party “cloud” computing services to operate certain aspects of our service and any disruption of or interference with our use of the third-party “cloud” computing operations would impact our operations and our business would be adversely impacted.

The third-party “cloud” computing service operator provides a distributed computing infrastructure platform for business operations, or what is commonly referred to as a “cloud” computing service. We have architected our software and computer systems so as to utilize data processing, storage capabilities and other services provided by third-party “cloud” computing operator. Currently, we run a material amount of our computing on the third-party “cloud” computing services. Given this, along with the fact that we cannot easily switch our third-party “cloud” computing operations to another cloud provider, any disruption of or interference with our use of third-party “cloud” computing services would impact our operations and our business would be adversely impacted.

We incur significant costs to protect electronically stored data and if our data is compromised despite this protection, we may incur additional costs, business interruption, lost opportunities and damage to our reputation.

We collect and maintain information and data necessary for conducting our business operations, which information includes proprietary and confidential data and personal information of our customers and employees. Such information is often maintained electronically, which includes risks of intrusion, tampering, manipulation and misappropriation. We implement and maintain systems to protect our digital data, and obtaining and maintaining these systems is costly and usually requires continuous monitoring and updating for technological advances and change. Additionally, we sometimes provide confidential, proprietary and personal information to third parties when required in connection with certain business and commercial transactions. For instance, we have entered into an agreement with a third-party vendor to assist in processing employee payroll, and they receive and maintain confidential personal information regarding our employees. We take precautions to try to ensure that such third parties will protect this information, but there remains a risk that the confidentiality of any data held by third parties may be compromised. If our data systems, or those of our third-party vendors and partners, are compromised, there may be negative effects on our business, including a loss of business opportunities or disclosure of trade secrets. If the personal information we maintain is tampered with or misappropriated, our reputation and relationships with our partners and customers may be adversely affected, and we may incur significant costs to remediate the problem and prevent future occurrences.

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

We have devoted and will continue to devote significant resources to the security of our computer systems; however, we cannot guarantee that we will not experience such malfunctions, attacks or interruptions in the future. A significant or large-scale malfunction, attack or interruption of one or more of our computer or database systems could adversely affect our ability to keep our operations running efficiently. Our insurance does not cover expenses related to such disruptions or unauthorized access. Efforts to prevent hackers from disrupting our service or otherwise accessing our systems are expensive to implement and may limit the functionality of or otherwise negatively impact our service offering and systems. Any significant disruption to our service or access to our systems could result in a loss of subscribers and adversely affect our business and results of operation. We utilize our own communications and computer hardware systems located either in our facilities or in that of a third-party web hosting provider. In addition, we utilize third-party “cloud” computing services in connection with our business operations. We also utilize our own and third-party content delivery networks to help us stream content in high volume to subscribers over the internet. Problems faced by us or our third-party web hosting, “cloud” computing, or other network providers, including technological or business-related disruptions, as well as cybersecurity threats, could adversely impact the experience of our members.

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

According to the International Monetary Fund’s World Economic Outlook Database, published in April 2019, the GDP growth rate of India is projected to increase from 7.05% in 2018 to approximately 7.26% in 2019 and 7.49% in 2020. The Economic Survey 2018-19 has estimated that the growth rate in GDP for the year ended March 31, 2020 to grow at 7.0%.

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

While a significant portion of our revenues are denominated in Indian rupees, certain contracts for our film content are or may be denominated in foreign currencies. Additionally, we report our financial results in U.S. dollars and most of our debt is denominated in U.S. dollars. We expect that the continued volatility in the value of the Indian rupee against foreign currency will continue to have an impact on our business. The Indian rupee experienced an approximately 5.9% decrease value as compared to the U.S. dollar in Fiscal 2019. The Indian rupee experienced an approximately 0.4% decrease in value as compared to the U.S. dollar in fiscal year 2018. In fiscal year 2017, it increased by 2.2%. Changes in the growth of the Indian economy and the continued volatility of the Indian rupee, may adversely affect our business. As of March 31, 2019, we had an aggregate outstanding indebtedness of $281.5 million. There can be no assurance, however, that currency fluctuations will not lead to an increase in the amount of this debt.

Further, as of March 31, 2019, $148.2 million, or 52.6% of our debt, was denominated in U.S. dollars. We may not generate sufficient revenue in U.S. dollars to service all of our U.S. dollar-denominated debt. Consequently, we may be required to use revenues generated in Indian rupees to service our U.S. dollar-denominated debt. Any devaluation or depreciation in the value of the Indian rupee, compared to the U.S. dollar, could adversely affect our ability to service our debt. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Exchange Rate” for further information.

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

The Indian film industry’s rapid growth is changing the competitive landscape, increasing competition for content, talent and release dates. Growth in the Indian film industry has attracted foreign industry participants and competitors, such as Viacom Inc., The Walt Disney Company (“Disney”), 21st Century Fox, Sony Pictures Entertainment Inc., Amazon.com, Inc. (“Amazon”) and Netflix, Inc. (“Netflix”), many of which are substantially larger and have greater financial resources, including competitors that own theaters and/or television networks and/or OTT platforms. These larger competitors may have the ability to spend additional funds on production of new films, which may require us to increase our production budgets beyond what we originally anticipated in order to compete effectively. In addition, these competitors may use their financial resources to gain increased access to movie screens and enter into exclusive content arrangements with key talent in the Indian film industry. Unlike some of these major competitors that are part of larger diversified corporate groups, we derive substantially all of our revenue from our film entertainment business. If our films fail to perform to our expectations, we are likely to face a greater adverse impact than would a more diversified competitor. In addition, other larger entertainment distribution companies may have larger budgets to monetize growing technological trends. If we are unable to compete with these companies effectively, our business prospects, results of operations and financial condition could suffer. With generally increasing budgets of Hindi, Tamil and Telugu films, we may not have the resources to distribute the same level of films as competitors with greater financial strength.

Eros Now faces and will continue to face competition for subscriber time.

We compete for the time and attention of our Eros Now subscribers with other content providers on the basis of a number of factors, including quality of experience, relevance, diversity of content, ease of use, price, accessibility, perception of advertising load, brand awareness, and reputation.

We compete with providers of on-demand Indian language entertainment, which is purchased or available for free and playable on mobile devices and in the home. We face increasing competition for subscribers from a growing variety of businesses, including other subscription services around the world, many of which offer services that deliver Indian entertainment content over the internet, through mobile phones, and through other wireless devices.

Many of our current or future competitors are already entrenched or may have significant brand recognition in a particular region or market in which we seek to penetrate.

We believe that companies with a combination of technical expertise, brand recognition, financial resources, and digital media experience also pose a significant threat of developing competing on-demand distribution technologies. In particular, if known incumbents in the digital media space such as Facebook choose to offer competing services, they may devote greater resources than we have available, have a more accelerated time frame for deployment, and leverage their existing user base and proprietary technologies to provide services that our subscribers and advertisers may view as superior. Furthermore, Amazon Prime, Netflix, Hotstar and others have competing services, which may negatively impact our business, operating results and financial condition. Our current and future competitors may have higher brand recognition, more established relationships with talent and other content licensors and mobile device manufacturers, greater financial, technical, and other resources, more sophisticated technologies, and/or more experience in the markets in which we compete. In addition, Apple and Google also own application store platforms and are charging in-application purchase fees, which are not being levied on their own applications, thus creating a competitive advantage for themselves against us. As the market for on-demand music on the internet and mobile and connected devices increases, new competitors, business models, and solutions are likely to emerge.

We also compete for subscribers based on our presence and visibility as compared with other businesses and platforms that deliver entertainment content through the internet and mobile devices. We face significant competition for subscribers from companies promoting their own digital content online or through application stores, including several large, well-funded and seasoned participants in the digital media market. Mobile device application stores often offer users the ability to browse applications by various criteria, such as the number of downloads in a given time period, the length of time since a mobile application was released or updated, or the category in which the application is placed. The websites and mobile applications of our competitors may rank higher than our website and our Eros Now mobile application, and our application may be difficult to locate in mobile device application stores, which could draw potential subscribers away from our platform and towards those of our competitors. If we are unable to compete successfully for subscribers against other digital media providers by maintaining and increasing our presence and visibility online, on mobile devices and in application stores, our number of subscribers and content streamed on our platform may fail to increase or may decline, and our subscription fees and advertising sales may suffer.

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

We rely on a combination of copyrights, trademarks, service marks and similar intellectual property rights to protect our name and branded products and to protect the entertainment products and services we create. The success of our business, in part, depends on our continued ability to use this intellectual property in order to increase awareness of the Eros name. We typically attempt to protect these intellectual property rights through available copyright and trademark laws and through a combination of employee, third-party assignments and nondisclosure agreements, other contractual restrictions, technological measures, and other methods. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries, and the actions taken by us may be inadequate to prevent imitation by others of the Eros name and other Eros intellectual property. Despite our efforts to protect our intellectual property rights and trade secrets, unauthorized parties may attempt to copy aspects of our song recommendation technology or other technology, or obtain and use our trade secrets and other confidential information. Moreover, policing our intellectual property rights is difficult and time consuming. We cannot assure you that we would have adequate resources to protect and police our intellectual property rights, and we cannot assure you that the steps we take to do so will always be effective. In addition, if the applicable laws in these countries are drafted or interpreted in ways that limit the extent or duration of our rights, or if existing laws are changed, our ability to generate revenue from our intellectual property may decrease, or the cost of obtaining and maintaining rights may increase. We could lose both the ability to assert our intellectual property rights against, or to license our technology to, others and the ability to collect royalties or other payments.

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

We have several domain names for websites that we use in our business, such as erosplc.com, erosentertainment.com, erosnow.com and although our Indian subsidiaries currently own over 120 registered trademarks, we have not obtained a registered trademark for any of our domain names. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration or any other cause, we may be forced to market our products under a new domain name, which could cause us to lose users of our websites, or to incur significant expense in order to purchase rights to such a domain name. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours. Domain names similar to ours have been registered in the United States of America, India and elsewhere.

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

Typically 25% of capitalized cost for high budget films released during or after the fiscal year 2014, and 20% of capitalized cost for all other films, is amortized in the initial quarter of their commercial monetization. In the fiscal year 2009 and the fiscal years prior to 2009, the balance of capitalized film content costs were amortized evenly over a maximum of four years rather than nine. Because management judgment is involved regarding amortization amounts, our amortization practices may not be comparable to other film entertainment companies. In the case of film content that we acquire after its initial monetization, commonly referred to as library, amortization is spread evenly over the lesser of 10 years after our acquisition or our license period. At least annually, we review film and content rights for indications of impairment in accordance with International Accounting Standard (IAS) 36: Impairment of Assets issued by IASB.

If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected.

We ceased to qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 on March 31, 2019, and as a result, we are subject to additional requirements under the Sarbanes-Oxley Act (the “SOX Act”), including Section 404(b) of the SOX Act which requires our independent registered public accounting firm to attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F, starting from this annual report for the fiscal year 2019. As discussed in Item 15. “Controls and Procedures,” upon an evaluation of the effectiveness of the design and operation of our internal controls, we concluded that there were material weaknesses such that our internal controls over financial reporting were not effective as of March 31, 2019. Although we have instituted remedial measures to address the material weakness identified and will continually review and evaluate our internal control systems to allow management to report on the sufficiency of our internal controls, we cannot assure you that we will be able to adequately remediate all the existing material weaknesses or not discover additional weaknesses in our internal controls over financial reporting. Further, management continually improves, simplifies and rationalizes the Company’s internal control framework where possible within the constraints of existing IT systems. However, any additional weaknesses or failure to adequately remediate the existing weakness could materially and adversely affect our financial condition or results of operations.

Our revenue is subject to significant variation based on the timing of certain licenses and contracts we enter into that may account for a large portion of our revenue in the period in which it is completed, which could adversely affect our operating results.

From time to time, we license film content rights to a group of films pursuant to a single license that constitutes a large portion of our revenue for the fiscal year in which the revenue from the license is recognised. The timing and size of such licenses subjects our revenue to uncertainties and variability from period to period, which could adversely affect our operating results. We expect that we will continue to enter into licenses with customers that may represent a significant concentration of our revenues for the applicable period and we cannot guarantee that these revenues will recur.

We have entered into certain related party transactions and may continue to rely on our founders for certain key development and support activities.

We have entered, and may continue to enter, into transactions with related parties. We also rely on the Founders Group, which consists of Beech Investments Limited and Kishore Lulla and associates and enterprises controlled by certain of our directors and key management personnel for certain key development and support activities. While we believe that the Founders Group’s interests are aligned with our own, such transactions may not have been entered into on an arm’s-length basis, and we may have achieved more favourable terms had such transactions been entered into with unrelated parties. If future transactions with related parties are not entered into on an arm’s-length basis, our business may be materially harmed.

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

Eros India has entered into shareholder agreements with third-party shareholders of its non-wholly owned subsidiaries, including Big Screen Entertainment Private Limited and a binding term sheet for a joint venture with Colour Yellow Productions Private Limited. These arrangements contain various restrictions on our rights in relation to these entities, including restrictions in relation to the transfer of shares, rights of first refusal, reserved board matters and non-solicitation of employees by us. We may also face operational limitations due to restrictive covenants in such shareholder agreements. In addition, under the terms of our shareholder agreement in relation to Big Screen Entertainment Private Limited, disputes between partners are required to be submitted to arbitration in Mumbai, India. These restrictions in our current shareholder agreements, and any restrictions of a similar or more onerous nature in any new or amended agreements into which we may enter, may limit our control of the relevant subsidiary or our ability to achieve our business objectives, as well as limiting our ability to realize value from our equity interests, any of which could have a material adverse effect on our business, prospects, financial condition and results of operations.

The interests of the other shareholders with respect to the operation of Big Screen Entertainment Private Limited, Colour Yellow Productions Private Limited, Reliance and Mr. V. Vijayendra Prasad, may not be aligned with our interests. As a result, although we own a majority of the ownership interest in Big Screen Entertainment Private Limited, and 50% of the shareholding of Colour Yellow Productions Private Limited, taking actions that require approval of the minority shareholders (or their representative directors), such as entering into related party transactions, selling material assets and entering into material contracts, may be more difficult to accomplish.

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

We are currently completing the integration of various supporting modules to an SAP ERP operating system, which could disrupt our business, and our failure to successfully integrate our IT systems across our international operations could result in additional costs and diversion of resources and management attention.

We have completed the accounting portion of the migration in India and significant locations outside India, and are in the process of completing the rest of the migration. For instance, we have not yet integrated supporting modules into the SAP ERP system, such as a module to manage our film library across the globe. This integration and migration may lead to unforeseen complications and expenses, and our failure to efficiently integrate and migrate our IT systems could substantially disrupt our business.

Negative media coverage could adversely affect our business and some viewers or civil society organizations may find our film content objectionable.

We receive a high degree of media coverage around the world. Unfavourable publicity regarding, for example, payments to talent, third-party content providers, publishers, artists, and other copyright owners, our privacy practices, terms of service, service changes, service quality, litigation or regulatory activity, government surveillance, the actions of our advertisers, the actions of our developers, the use of our OTT platform for illicit, objectionable, or illegal ends, the actions of our subscribers, the quality and integrity of content shared on our OTT platform, or the actions of other companies that provide similar services to us, could materially adversely affect our reputation. Such negative publicity also could have an adverse effect on the size, engagement, and loyalty of our subscriber base and result in decreased revenue, which could materially adversely affect our business, operating results and financial condition.

Some viewers or civil society organizations in India or other countries may object to film content produced or distributed by us based on religious, political, ideological or any other positions held by such viewers. This applies in particular to content that is graphic in nature, including violent or romantic scenes and films that are politically oriented or targeted at a segment of the film audience. Viewers or civil society organizations, including interest groups, political parties, religious or other organizations may assert legal claims, seek to ban the exhibition of our films, protest against us or our films or object in a variety of other ways. Any of the foregoing could harm our reputation and could have a material adverse effect on our business, prospects, financial condition and results of operations. The film content that we produce and distribute could result in claims being asserted, prosecuted or threatened against us based on a variety of grounds, including defamation, offending religious sentiments, invasion of privacy, negligence, obscenity or facilitating illegal activities, any of which could have a material adverse effect on our business, prospects, financial condition or results of operations.

Our films are required to be certified in India by the Central Board of Film Certification.

Pursuant to the Indian Cinematograph Act, 1952, or the Cinematograph Act, films must be certified for adult viewing or general viewing in India by the Central Board of Film Certification (“CBFC”), which looks at factors such as the interest of sovereignty, integrity and security of the relevant country, friendly relations with foreign states, public order and morality. There may be similar requirements in the United Kingdom, Canada, China and Australia, among other jurisdictions. We may be unable to obtain the desired certification for each of our films and we may have to modify the title, content, characters, storylines, themes or concepts of a given film in order to obtain any certification or a desired certification for broadcast release that will facilitate distribution and monetization of the film. Any modification could result in substantial costs and/or receipt of an undesirable certification could reduce the appeal of any affected film to our target audience and reduce our revenues from that film, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

Litigation and negative claims about us or the Indian film entertainment industry generally could have a material adverse impact on our reputation, our relationship with distributors and co-producers and our business operations.

We and certain of our directors and officers are subject to various legal civil and criminal proceedings in India. As of March 31, 2019, we were subject to certain tax proceedings in India, including service tax claims aggregating to approximately $61 million, value added tax (“VAT”) and sales tax claims aggregating to approximately $3 million for the period between April 1, 2005 to March 31, 2015. As our success in the Indian film industry partially depends on our ability to maintain our brand image and corporate reputation, in particular in relation to our dealings with creative talent, co-producers, distributors and exhibitors, any such proceedings or allegations, public or private, whether or not routine or justified, could tarnish our reputation and cause creative talent, co-producers, distributors and exhibitors not to work with us. See “Business Overview— Litigation” for further details.

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

Previously, taxes generally were levied on a state-by-state basis for the Indian film industry. However, with effect from July 1, 2017, goods and services tax (“GST”) was implemented in India, which combines taxes and levies by the Government of India and state governments into a unified rate structure, and replaces indirect taxes on goods and services such as central excise duty, service tax, central sales tax, entertainment tax, state value added tax, cess and surcharge and excise that were being collected by the Government of India and state governments. Initially, under the GST regime, movie exhibition fell under the highest tax bracket of 28% (for tickets above 100 rupee). However, with effect from January 1, 2019, the GST rate has been reduced to 12% for tickets under 100 rupee and 18% for tickets above 100 rupee. Further, under the state-by-state tax regime in India, the state governments were levying entertainment tax on the exhibition of films in cinemas, including multiplexes. With the implementation of GST, the entertainment tax levied by the state governments was subsumed under GST. However, certain local government bodies levy local body entertainment tax, in addition to GST, within their state. Any future increases or amendments may affect the overall tax efficiency of companies operating in India and may result in significant additional taxes becoming payable. If, as a result of a particular tax risk materializing, the tax costs associated with certain transactions are greater than anticipated, it could affect the profitability of such transactions.

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

Other changes in the Indian law and policy environment which may have an impact on our business, results of operations and prospects, to the extent that we are unable to suitably respond to and comply with any such changes in applicable law and policy include the following:

•	Under the (Indian) Income-tax Act, 1961 (“IT Act”), the General Anti Avoidance Rules (“GAAR”) have come into effect from April 1, 2017. The tax consequences of the GAAR provisions if applied to an arrangement could result in denial of tax benefit under the domestic tax laws and / or under a tax treaty, amongst other consequences.

•	As per the provisions of the IT Act, income arising directly or indirectly through transfer of a capital asset, being any share or interest in a company or entity registered or incorporated outside India, will be liable to tax in India, if such share or interest derives, directly or indirectly, its value substantially from assets located in India, whether or not the seller of such share or interest has a residence, place of business, business connection, or any other presence in India. Value shall be substantially derived from assets located in India, if, on the specified date, the value of such assets located in India (i) represents at least 50% of the value of all assets owned by the company or entity, and (ii) exceeds the amount of 100 million rupees. However, the impact of the above indirect transfer provisions would need to be separately evaluated under the tax treaty scenario.
•	The Organization of Economic Co-operation and Development released the final package of all Action Plans of the Base Erosion and Profit Shifting (“BEPS”) project in October 2015. India is a member of G20 and active participant in the BEPS project. The BEPS project lead to a series of measures being developed across several actions such as the digital economy, treaty abuse, design of Controlled Foreign Company Rules, intangibles, country-by-country reporting, preventing artificial avoidance of PE status, improving dispute resolution etc. Several of these measures required implementation through changes in domestic law. As regards those measures which required implementation through changes to bilateral treaties, it was felt that a Multilateral Instrument (“MLI”) to modify the existing bilateral treaty network would be preferable as it would ensure speed and consistency in implementation. Accordingly, MLI was introduced to inter-alia incorporate treaty related measures identified as part of the final BEPS measures in relation to:
•	Preventing the granting of treaty benefits in inappropriate circumstances;
•	Preventing the artificial avoidance of permanent establishment status (“PE”); and
•	Making dispute resolution mechanisms more effective.

India signed the MLI to implement tax treaty related measures to prevent BEPS on June 7, 2017. On June 25, 2019, India has deposited the instrument of ratification for MLI with OECD along with a list of reservations and notifications. As a result, MLI will enter into force for India on October 1, 2019 and its provisions will have effect on India’s tax treaties from financial year 2020-21 onwards where the other country has also deposited its instrument of ratification with OECD. The interplay between GAAR (under the IT Act) and the modification of the existing tax treaties by way of the MLI remains to be seen.

•	An equalization levy (“EL”) in respect of certain e-commerce transactions has been introduced in India with effect from June 1, 2016. EL is to be deducted in respect of payments towards “specified services” (in excess of Indian rupees 100,000). A “specified service” means online advertisement, any provision for digital advertising space or any other facility or service for the purpose of online advertisement and includes any other service as may be notified by the Indian government. Deduction of EL at the rate of six percent (on a gross basis) is the responsibility of Indian residents or non-residents having a permanent establishment, or PE, in India on payments to non-residents (not having a PE in India). Consequently, if a non-resident (not having a PE in India) earns income towards a “specified service” which is chargeable to EL, then the same would be exempt in the hands of such non-resident.
•	The concept of Place of Effective Management (“POEM”) was introduced for the purpose of determining tax residence of foreign companies in India, effective April 1, 2016. The POEM is defined as the place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole are in substance made. This could have significant impact on the foreign companies holding board meeting(s) in India, having key managerial personnel located in India, having regional headquarters located in India, etc. In the event the POEM of a foreign company is considered to be situated in India, such company becomes tax resident in India and consequently its global income would be taxable in India (even if it is not earned in India).
•	Based on the report of OECD on BEPS Action Plan 1, an amendment was made vide Finance Act 2018 whereby concept of significant economic presence (“SEP”) was introduced under the Indian domestic tax law to cover within the tax ambit transactions in digitized businesses. Significant economic presence shall be constituted in cases where:
•	Transaction in respect of any goods, services or property are carried out by a non-resident in India (including provision of download of data or software in India);
•	Non-residents engage in systematic and continuous soliciting of business activities or engaging in interaction with users, in India through digital means;

if certain prescribed thresholds are breached.

Further, if SEP is constituted, attribution shall be restricted to such aforesaid transactions and/or business activities/users in India.

The threshold of payments received and number of users (mentioned in the aforesaid conditions) shall be prescribed by the Central Board of Direct Taxes in due course after which one will be able to gauge the impact of this expansion in the provision.

In addition, unless corresponding modifications to PE rules are made in tax treaties, the existing treaty rules will apply. Accordingly, the above provisions would need to be separately evaluated under the tax treaty scenario.

•	The definition of “business connection” was expanded vide Finance Act 2018. Earlier if non-residents carried on business in India through an agent and such an agent had an authority to conclude contracts on behalf of the non-residents, business connection was constituted. After the amendment, business connection will be constituted even if the agent plays a principal role in conclusion of the contracts by the non-residents. The contracts referred herein should be –
•	in the name of the non-resident; or
•	for the transfer of the ownership of, or for the granting of the right to use, property owned by that non-resident or that non-resident has the right to use; or
•	for the provision of services by the non-resident.

Our business and financial performance could be adversely affected by unfavourable changes in or applications or interpretations of existing, or the promulgation of new, laws, rules and regulations applicable to us and our business. Such unfavourable changes could decrease demand for our products, increase costs and/or subject us to additional liabilities.

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

Numerous countries, including India, have experienced community disturbances, strikes, terrorist attacks, riots, epidemics and natural disasters. These acts and occurrences may result in a loss of business confidence and could cause a temporary suspension of our operations, if, for example, local authorities close theaters and could have an adverse effect on the financial markets and economies of India and other countries. Such closures have previously, and could in the future, impact our ability to exhibit our films and have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, travel restrictions as a result of such events may interrupt our marketing and distribution efforts and have an adverse impact on our ability to operate effectively.

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

Our Indian subsidiary, Eros India, from which we derive a substantial portion of our revenues, is publicly listed on the Indian stock exchanges. As such, under Indian law, minority stockholders have certain rights and protections against oppression and mismanagement. Further  shares of Eros India is  pledged to secure indebtedness incurred by Eros India.  To the extent that Eros India is unable to service such indebtedness, or otherwise defaults on its obligations under such indebtedness, the lenders of such indebtedness may exercise certain remedies over such shares, including foreclosing on such shares and selling such shares. As of July 30, 2019, we owned approximately 62.39% of Eros India. Over time, we may lose control over its activities and, consequently, lose our ability to consolidate its revenues.

Dividend distributions by our subsidiaries are subject to certain limitations under local laws, including Indian and UAE law (including laws of Dubai) and other contractual restrictions.

As a holding company, we rely on funds from our subsidiaries to satisfy our obligations. Dividend payments by our subsidiaries, including Eros India, are subject to certain limitations under local laws and restrictive covenants of their borrowing arrangements. For example, under Indian law, dividends are only permitted to be paid out of the profits of the company for that year or out of the profits for any previous financial year after providing for depreciation. UAE law imposes similar limitations on dividend payments. An Indian company paying dividends is also liable to pay dividend distribution tax at an effective rate of 20.56% including cess and surcharge.

The Relationship Agreement with our subsidiaries may not reflect market standard terms that would have resulted from arm’s-length negotiations among unaffiliated third parties and may include terms that may not be obtained from future negotiations with unaffiliated third parties.

The 2009 Relationship Agreement was last renewed with the execution of the 2016 Relationship Agreement between Eros India, Eros Worldwide and us (“Relationship Agreement”). The Relationship Agreement, exclusively assigns to Eros Worldwide, certain intellectual property rights and all distribution rights (including global digital distribution rights) for films (other than Tamil films), held by Eros India and any of its subsidiaries (the “Eros India Group”), in all territories other than India, Nepal, and Bhutan. In return, Eros Worldwide provides a lump sum minimum guaranteed fee to the Eros India Group in a fixed payment equal to 40% of the production cost of such film (including all costs incurred in connection with the acquisition, pre-production, production or post-production of such film), plus an amount equal to 20% thereon as markup. We refer to these payments collectively as the minimum guaranteed fee.. Eros Worldwide is also required to reimburse the Eros India Group pre-approved distribution expenses in connection with such film, plus an amount equal to 20% thereon as markup. In addition, 15% of the gross proceeds received by Eros International Group from monetization of such films, after certain amounts are retained by the Eros International Group, are payable over to Eros India Group.

The Relationship Agreement may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties, and Eros’s future operating results may be negatively affected if it does not receive terms as favourable in future negotiations with unaffiliated third parties. Further, as Eros does not have complete control of Eros India, it may lose control over its activities and, consequently, its ability to ensure its continued performance under the Relationship Agreement.

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

As of March 31, 2019, we had $281.5 million of borrowings outstanding of which $209.2 million is repayable within one year. We may also incur substantial additional indebtedness. Our indebtedness could have important consequences, including the following:

•	we could have difficulty satisfying our interest commitments, debt obligations, and if we fail to comply with these requirements, an event of default could result;
•	we may be required to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the cash flow available to fund working capital, capital expenditures and other general corporate activities or to pay dividends;
•	in order to manage our debt and cash flows, we may increase our short-term indebtedness and decrease our long-term indebtedness which may not achieve the desired results;
•	covenants relating to our indebtedness may restrict our ability to make distributions to our shareholders;
•	covenants relating to our indebtedness may limit our ability to obtain additional financing for working capital, capital expenditures and other general corporate activities, which may limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
•	each of Eros India and Eros International Limited may be required to repay the secured loans prior to their maturity, which as of March 31, 2019, represented $84.6 million of the outstanding indebtedness of Eros India and $16.8 million of the outstanding indebtedness of Eros International Limited. Further, in the event we decide to prepay certain lenders of Eros India, we will be required to obtain their prior approval and/or prior notice of up to 30 days and this may also involve levy of prepayment charges of up to 2%;

•	certain Eros India loans are subject to annual renewal, and until these renewals are obtained, the lenders under these loans may at any time require repayment of amounts outstanding. As at July 31, 2019, short-term loans amounting to $23.9 million were pending annual renewal and the Group expects the renewal to complete in due course;
•	we may be more vulnerable to general adverse economic and industry conditions;
•	we may be placed at a competitive disadvantage compared to our competitors with less debt; and
•	we may have difficulty repaying or refinancing our obligations under our senior credit facilities on their respective maturity dates.

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

We cannot assure that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds that may be realized from those sales, or that additional financing could be obtained on acceptable terms, if at all. For additional information, please see Note 2(a) and Note 32 to our audited Consolidated Financial Statements appearing elsewhere in this annual report.

Downgrade in our credit ratings could increase our future borrowing costs and adversely affect the availability of new financing.

There can be no assurance that any of our credit ratings will remain unchanged for any given period of time or that a rating will not be lowered if, in that rating agency’s judgment, future circumstances relating to the basis of the rating so warrant. If, among other things, we are unable to maintain our outstanding debt and financial ratios at levels acceptable to the credit rating agencies, if we default on any indebtedness or if our business prospects or financial results deteriorate, our ratings could be downgraded by the rating agencies. Our credit ratings have been subject to change over time, including recent downgrade in June, 2019 (Refer note 2(a) of audited consolidated financial statements). We cannot make assurances regarding how long these ratings will remain unchanged or regarding the outcome of the rating agencies future reviews of new or existing indebtedness. Such downgrade by the rating agencies could adversely affect the value of our outstanding securities, our existing debt and our ability to obtain new financing on favorable terms, if at all, and increase our borrowing costs, any of which could have a material adverse effect on business, financial condition and our results of operations.

Our ability to incur debt and the use of our funds could be limited by the restrictive covenants in existing credit facilities as well as the notes and our GBP denominated London Stock Exchange listed bond (“UK Retail Bond”).

Our existing credit facilities as well as the notes and the UK Retail Bond contain restrictive covenants, as well as requirements to comply with certain leverage and other financial maintenance tests. These covenants and requirements could limit our ability to take various actions, including incurring additional debt, guaranteeing indebtedness and engaging in various types of transactions, including mergers, acquisitions and sales of assets. These covenants could place us at a disadvantage compared to some of our competitors, who may have fewer restrictive covenants and may not be required to operate under these restrictions. Further, these covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, mergers and acquisitions or other opportunities.

We may not be able to generate sufficient cash to service all of our Indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful.

Based on interest rates as of March 31, 2019, and assuming no additional borrowings or principal payments on our credit facilities, UK Retail Bond and the Senior Convertible Notes (as defined below) until their maturities, we would need approximately $209.2 million over the next year, and $72.3 million over the next three years, to meet our principal under our debt agreements. Our ability to satisfy our debt obligations will depend upon, among other things:

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

There can be no assurance that our business will generate sufficient cash flow from operations, or that we will be able to refinance debt as it comes due or draw under our revolving credit facilities in an amount sufficient to fund our liquidity needs. If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets, or seek additional capital. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In addition, the terms of existing or future debt agreements may restrict us from adopting some of these alternatives. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. If we are unable to generate sufficient cash flow, refinance our debt on favourable terms or sell additional debt or equity securities or our assets, it could have a material adverse effect on our financial condition and on our ability to make payments on our indebtedness.

Our trade accounts receivables were $196.4 million as at March 31, 2019. If the cash flow, working capital, financial condition or results of operations of our customers deteriorate, they may be unable, or they may otherwise be unwilling, to pay trade account receivables owed to us promptly or at all. In addition, from time to time, we have significant concentrations of credit risk in relation to our trade account receivables as a result of individual theatrical releases, television syndication deals or music licenses. Although we use contractual terms to stagger receipts, de-recognition of financial assets and/or the release or airing of content, as of March 31, 2019, 20.4% of our trade account receivables were represented by our top five debtors, compared to 20.5% as of March 31, 2018. Any substantial defaults or delays by our customers could materially and adversely affect our cash flows, and we could be required to terminate our relationships with customers, which could adversely affect our business, prospects, financial condition and results of operations.

We face risks relating to the international distribution of our films and related products.

We derive a significant percentage of our revenues from customers located outside of India. We derived 57.0% of our revenue in fiscal year 2019 from the monetization of our films in territories outside of India. We do not track revenues by geographical region other than based on our Company or customer domicile and not necessarily the country where the rights have been monetized or licensed. As a result, revenue by customer location may not be reflective of the potential of any given market. As a result of changes in the location of our customers, our revenues by customer location may vary year to year. Further, we may enter into a number of our contracts for international markets that have longer payment cycles that may extend up to 2–3 years from the date of the contract, creating a mismatch in revenue and cash received.

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

We may pursue acquisition opportunities, which could subject us to considerable business and financial risk, divert management’s attention and otherwise disrupt our operations and harm our operating results. We may fail to acquire companies whose market power or technology could be important to the future success of our business.

We evaluate potential acquisitions of complementary businesses on an ongoing basis and may from time to time pursue acquisition opportunities. We may in the future seek to acquire or invest in other companies or technologies that we believe could complement or expand our services, enhance our technical capabilities, or otherwise offer growth opportunities. Pursuit of future potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. We may not be successful in identifying acquisition opportunities, assessing the value, strengths and weaknesses of these opportunities or consummating acquisitions on acceptable terms. In addition, we have limited experience acquiring and integrating other businesses. We may be unsuccessful in integrating our recently acquired businesses or any additional business we may acquire in the future, and we may fail to acquire companies whose market power or technology could be important to the future success of our business. Future acquisitions may result in near-term dilution of earnings, including potentially dilutive issuances of equity securities or issuances of debt. For instance, in fiscal year 2016, our subsidiary, Eros India acquired 100% of the shares and voting interest in Techzone, to utilize Techzone’s billing integration and distribution across major telecom operations in India, in order to complement our Eros Now services. Acquisitions may expose us to particular business and financial risks that include, but are not limited to:

•	diverting of financial and management resources from existing operations;
•	incurring indebtedness and assuming additional liabilities, known and unknown, including liabilities relating to the use of intellectual property we acquire, including costs or liabilities arising from the acquired companies’ failure to comply with intellectual property laws and licensing obligations they are subject to;
•	incurring significant additional capital expenditures, transaction and operating expenses and non-recurring acquisition-related charges;
•	experiencing an adverse impact on our earnings from the amortization or impairment of acquired goodwill and other intangible assets;
•	failing to successfully integrate the operations and personnel of the acquired businesses;
•	entering new markets or marketing new products with which we are not entirely familiar;
•	failing to retain key personnel of, vendors to and clients of the acquired businesses;
•	harm to our existing business relationships with business partners and advertisers as a result of the acquisition;
•	harm to our brand and reputation; and
•	use of resources that are needed in other parts of our business.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process. Acquisitions also could result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer.

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

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our existing services, expand into additional markets around the world, improve our infrastructure, or acquire complementary businesses and technologies. Accordingly, we may need to engage, and have engaged, in equity and debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer additional significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our Ordinary Shares. Any debt financing we secure in the future, including pursuant to the unwind described above, also could contain restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favourable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, acquire or retain consumers and subscribers, and to respond to business challenges could be significantly impaired, and our business may be harmed.

Risks Related to our A Ordinary Shares

Our A ordinary share price has been and may be highly volatile and, as a result, shareholders could lose a significant portion or all of their investment or we could become subject to securities class action litigation.

Prior to November 12, 2013, our ordinary shares had been admitted on the Alternative Investment Market of the London Stock Exchange (“AIM”) since 2006 and our ‘A’ ordinary shares have been traded on the New York Stock Exchange (“NYSE”) since our initial public offering. The trading price of our ordinary shares on the NYSE has been highly volatile. Since the listing of our A ordinary shares on the NYSE, the highest closing price of the A ordinary shares, in the period beginning November 12, 2013 and ended June 30, 2019, was $39.01 per share and the lowest price was $1.35 per share. The market price of the A ordinary shares on the NYSE may fluctuate as a result of several factors, including the following:

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

In addition, some companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. A putative securities class action filed in November 2015 has now been dismissed with prejudice, but on June 21, 2019, the Company was named a defendant in two substantially similar putative class action lawsuits filed in federal court in New Jersey by purported shareholders of the Company. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could adversely impact our business and affect the market price of our A ordinary shares.

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

Our B ordinary shares have ten votes per share and our A ordinary shares, which are trading on the NYSE, have one vote per share. As of July 30, 2019, the Founders Group collectively owns 17.7% of our issued share capital in the form of 2,358,107 A ordinary shares, representing 1.0% of the voting power of our outstanding ordinary shares, and 15,256,925 B ordinary shares, representing all of our B ordinary shares and 64.4% of the voting power of our outstanding ordinary shares.

Due to the disparate voting powers attached to our two classes of ordinary shares, the Founders Group continues to have significant influence over management and affairs and over all matters requiring shareholder approval, including our management and policies and the election of our directors and senior management, the approval of lending and investment policies, revenue budgets, capital expenditure, dividend policy, significant corporate transactions, such as a merger or other sale of our company or its assets and strategic acquisitions, for the foreseeable future. In addition, because of this dual class structure, the Founders Group will continue to be able to control all matters submitted to our shareholders for approval.

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

If securities or industry analysts do not publish research or publish unfavourable or inaccurate research about our business, our share price and trading volume could decline.

The trading market for our A ordinary shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of our company, or if these securities or industry analysts are not widely respected within the general investment community, the trading price for our A ordinary shares would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrade our A ordinary shares or publish inaccurate or unfavourable research about our business, our share price would likely decline. We have experienced such downgrade from two of our analysts in fiscal year 2016 during the period of anonymous short seller attacks on our stock. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, or fail to maintain a favourable outlook on the company, it may cause investor sentiment to be weak, demand for our A ordinary shares could decrease, which might cause our share price and trading volume to decline.

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

Based upon the past and projected composition of our income and valuation of our assets, we do not believe we will be a PFIC for our taxable year ending December 31, 2019, and we do not expect to become one in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC for any taxable year is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either:

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

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Part I — Item 10. Additional Information — E. Taxation”) may be subject to burdensome reporting requirements and may incur significantly increased United States income tax on gain recognised on the sale or other disposition of the shares and on the receipt of distributions on the shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our shares, we would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our shares. Each U.S. Holder is urged to consult its tax advisors concerning the United States federal income tax consequences of acquiring, holding and disposing of shares if we are or become classified as a PFIC. See “Part I — Item 10. Additional Information — E. Taxation” for a more detailed description of the PFIC rules.

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

Failure to comply with anti-bribery, anti-corruption and anti-money laundering laws could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), the U.K. Bribery Act of 2010, as amended (the “U.K. Bribery Act”) and other anti-bribery, anti-corruption and anti-money laundering laws in various jurisdictions around the world. The FCPA, the U.K. Bribery Act and similar applicable laws generally prohibit companies, as well as their officers, directors, employees and third-party intermediaries, business partners and agents, from making improper payments or providing other improper things of value to government officials or other persons. We and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state owned or affiliated entities and other third parties where we may be held liable for corrupt or other illegal activities, even if we do not explicitly authorize them. While we have policies and procedures and internal controls to address compliance with such laws, we cannot assure you that all of our employees and third-party intermediaries, business partners and agents will not take actions in violation of such policies and laws, for which we may be ultimately held responsible. To the extent that we learn that any of our employees or third-party intermediaries, business partners or agents do not adhere to our policies, procedures or internal controls, we are committed to taking appropriate remedial action. In the event that we believe or have reason to believe that our directors, officers, employees or third-party intermediaries, agents or business partners have or may have violated such laws, we may be required to investigate or to have outside counsel investigate the relevant facts and circumstances. Detecting, investigating and resolving actual or alleged violations can be extensive and require a significant diversion of time, resources and attention from senior management. Any violation of the FCPA, the U.K. Bribery Act or other applicable anti-bribery, anti-corruption and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, and criminal or civil sanctions, penalties and fines, any of which may could adversely affect our business and financial condition.

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

Our capital expenditures in fiscal 2019 was $264.3 million. Our principal capital expenditures were incurred for the purposes of purchasing intangible film rights and related content. We expect our capital expenditure needs in fiscal 2020 to be approximately $150-$160 million, a significant amount of which we expect to be used for the acquisition of further intangible film rights and related content.

B. Business Overview

We are a leading global company in the Indian film entertainment industry that co-produces, acquires and distributes Indian language films in multiple formats worldwide, and operate the largest Indian-content OTT entertainment service network, Eros Now. Founded in 1977, we are one of the oldest companies in the Indian film industry to focus on international markets. Our A Ordinary Shares are listed on the NYSE; symbol “EROS”. We believe we are pioneers in our business. Our success is built on the relationships we have cultivated over the past 40 years with leading talent, production companies, exhibitors and other key participants in our industry. We have aggregated multi-format rights to over 3,000 films in our library, including recent and classic titles that span different genres, budgets and languages.

Eros Now – the Largest Indian-Content OTT Network

Eros Now has digital rights to over 12,000 films, out of which approximately 5,000 films are owned in perpetuity, across Hindi and regional languages from our internal library as well as third party aggregated content, which we believe makes it one of the largest Indian film offering platforms in the world. In addition, Eros Now has successfully premiered over 220 films and released high profile Eros Now Originals such as Smoke, Side Hero, and the highly anticipated digital mini-series Modi, which is based on the life of the Indian prime minister. As of March 31, 2019, Eros Now achieved over 154.7 million registered users across APPs, WAPs and the Eros Now website, and 18.8 million paying subscribers.

Having established over 20 partnerships and strategic collaborations globally with telecommunications operators, OEMs and streaming services providers, Eros Now is available globally through multiple distribution channels. These partnerships and strategic collaborations include our recent agreement with Apple to make Eros Now content available on all Apple devices in multiple countries outside of India, making Eros Now the first Indian OTT provider collaborating with Apple on such a scale.

Our Distribution Channels

In fiscal year 2019, we released a total of 72 films, including seven medium budget films and sixty-five low budget films. In the fiscal year 2018, we released a total of 24 films, including one high budget film, and four were medium budget and nineteen were low budget films.

We have a multi-platform business model and derive revenues from the following three distribution channels:

•	Theatrical: The theatrical channel largely includes revenues from multiplex chains, single screen theaters, distributors and content aggregators in case of dubbed and/or subtitled versions. We are a leading player in a growing and under-penetrated cinema market with 36 of the top 110 highest grossing box office films in India over the last ten years. Based on gross collections reported by comScore, our market share as an average over the preceding eight calendar years to 2018 is 24% of all theatrically released Indian language films in the United Kingdom and the United States.
•	Television Syndication: We de-risk our theatrical revenues while enhancing revenue predictability through pre-sales and television syndication which includes satellite television broadcasting, cable television and terrestrial television which are facilitated by our long-standing Eros brand, reputation and industry relationships. We license Indian film content (usually a combination of new releases and existing films in our library) over a stated period of time in exchange for a license fee, where payment terms may extend up to 2-3 years in some cases. We currently have television syndication content agreements in place with over 30 international broadcasters in the U.S., Asia, Europe and the Middle East, including several recent significant long-term television syndication agreements covering over 60 catalogue films from our large library with broadcast companies such as Viacom 18 Media in India, SABC in South Africa, E Vision in the UAE and Tanzania TV, among others.
•	Digital and ancillary: In addition to our theatrical and television distribution networks, we have a global network for the digital distribution of our content, which consists of full length films, music, music videos, clips and other video content. Through our digital distribution channel, we mainly monetize music assets and distribute films and other content primarily in IPTV, VOD (including SVOD and DTH) and online internet channels. This enables us to prolong the lifecycle of our films and film library. To date, Eros Now has successfully premiered over 220 films and over 430 episodes of original short form programming. A significant portion of the Indian and international population are moving towards adoption of digital technology, with India projected to have 840 million internet users by 2022, according to the FICCI-EY Report 2019. As a result, we are increasing our focus on providing on-demand services via Eros Now, which leverages its extensive digital film and music libraries to stream a wide range of content.

For fiscal year 2019, our aggregate revenues were $270.1 million.

Our Competitive Strengths

We believe the following competitive strengths position us as a leading global company in the Indian film entertainment industry.

Leading co-producer and acquirer of new Indian film content, with an extensive film library.

As one of the leading participants in the Indian film entertainment industry, we believe our size, scale and market position will continue contributing to our growth in India and internationally. We have established our size and scale by aggregating a film library of over 3,000 films. We have demonstrated our market position by releasing, internationally or globally, Hindi language films which were among the top grossing films in India in calendar years 2018, 2016, 2015 and 2014. We have released 36 of the top 110 highest grossing box office films in India from 2007 to 2018. We believe that we have strong relationships with the Indian creative community and a reputation for quality productions.

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

Largest Indian-content OTT Service Provider Globally

We are the largest Indian-content OTT service provider globally. Our OTT platform Eros Now has digital rights to over 12,000 films and we are collaborating with leading talents and strategic partners to create new content and expand Eros Now’s digital library. To maximize the reach of Eros Now, we currently have collaborations and partnerships in India and globally with market-leading telecommunications operators, OEMs and streaming services providers to make available our digital content on Eros Now to the global audience. Our partners include, among others, major telecommunications providers such as Reliance Jio, Airtel, Vodafone, Idea and BSNL, as well as streaming service providers such as Amazon, Apple, Virgin Media, Chromecast and Roku. We are the first and only Indian-content OTT service provider to collaborate with Apple on a large scale. We believe that the scale of our digital library and the number of partnerships and collaborations with market leaders make us well positioned to take advantage of the increasing demand for digital entertainment content in India and other parts of the world.

Established, worldwide, multi-channel distribution network with access to China.

We distribute our films to the Indian population in India, the South Asian diaspora worldwide and to non-Indian consumers who view Indian films that are subtitled or dubbed in local languages. Internationally, our distribution network extends to over 50 countries, such as the United States, the United Kingdom and throughout the Middle East, where we distribute films to Indian expatriate populations, and to Germany, Poland, Russia, Romania, Indonesia, Malaysia, Taiwan, Japan, South Korea, China and Arabic and Spanish speaking countries, where we release Indian films that are subtitled or dubbed in local languages. China is increasingly becoming an important market, and we expect to release selected successful films from our slate for wider release into China. We entered the China market in 2018 by releasing Bajrangi Bhaijaan across more than 8,000 screens, which grossed approximately $45 million at the box office in China since release. We also released Andhadhun in China in April 2019 which collected over $43 million in the Chinese box office in less than four weeks. Our partnership with iQiyi, one of China’s leading online video sites, also gives us direct access to Chinese viewers who have an interest in Indian film content. Furthermore, we are planning the release of our Indo-Chinese co-productions in fiscal 2020 in India, China and the rest of the world. Through this global distribution network, we distribute Indian entertainment content over three primary distribution channels — theatrical, television syndication and digital and ancillary platforms. Our primarily internal distribution network allows us greater control, transparency and flexibility over the regions in which we distribute our films, which we believe results in the direct exploitation of our films without the payment of significant commissions to sub-distributors.

Diversified revenue streams and pre-sale strategies mitigate risk and promote stable cash flow generation.

Our revenue model is diversified by three major distribution channels:

•	theatrical distribution;
•	television syndication; and
•	digital distribution and ancillary products and services, including Eros Now.

In fiscal year 2019, our revenues from theatrical distribution accounted for 25.7% of our aggregate revenues, revenues from television syndication accounted for 28.7% and digital distribution and ancillary revenues accounted for 45.6%, signaling the growing significance of digital and ancillary distribution for our business but at the same time affirming the diversity of our revenue channels. In fiscal year 2018, our revenues from theatrical distribution accounted for 30.3% of our aggregate revenues, revenues from television syndication accounted for 37.2% and digital distribution and ancillary revenues accounted for 32.5%, reflecting our diversified revenue base that reduces our dependence on any single distribution channel.

We bundle library titles with new releases to maximize cash flows, and we also utilize a pre-sale strategy to mitigate new production project risks by obtaining contractual commitments to recover a portion of our capitalized film costs through the licensing of television, music and other distribution rights prior to a film’s completion.

Television pre-sales in India are an important factor in enhancing revenue predictability for our business and are part of our diversification strategy to mitigate risks of cash flow generation. For the fiscal year 2019, we recouped 78% to 87% of our direct production costs of two Hindi films and one Kannada film through television pre-sales in India. For fiscal year 2018, we had pre-sales visibility for some of our films such as Munna Michael, Sarkar 3 and Shubh Mangal Saavdhan. For fiscal year 2017, pre-sales from sale of satellite television rights was achieved for our films such as Housefull 3, Dishoom, Baar Baar Dekho, Rock On 2, Banjo, Ki & Ka along with some regional films. In fiscal year 2017, for our two high budget Hindi films we had recouped 31% to 57% of the direct production cost through television and other pre-sales and had recouped 108% and 93% of our direct production cost of the two Telugu films released through contractual commitments prior to the films releases, and 96% of our direct production cost of one Tamil film released through contractual commitments prior to the film’s release.

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

Strong brand with fast-growing international reach

We believe we are a leading brand that is a household name in India. Through our partnerships we are also able to reach the large Indian diaspora globally.

Theatrical Distribution Outside India: Outside India, we distribute our films theatrically through our offices in Dubai, Singapore, the United States, the United Kingdom, Australia and Fiji and through sub-distributors in other markets. In our international markets, instead of focusing on wide releases, we select a smaller number of theaters that play films targeted at the expatriate South Asian population or the growing international audiences for Indian films. We generally theatrically release subtitled versions of our films internationally on the release date in India, and dubbed versions of films in countries outside India 12-24 weeks after their initial theatrical release in India, sometimes after a long gap. In China, we frequently partner with leading local film distributors such as Tang Media Partners.

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

Our Strategy

Our strategy is driven by the scale and variety of our content and the global exploitation of that content through diversified channels. Specifically, we intend to pursue the following strategies:

Scaling up productions and co-productions including our recently announced partnership with Reliance, to augment our film library and focus on creating original digital content.

We will continue to leverage the longstanding relationships with creative talent, production houses and other key industry participants that we have built since our founding to source a wide variety of content. Our focus will be on investing in future slates comprised of a diverse portfolio mix ranging from high budget global theatrical releases to lower budget movies with targeted audiences. We intend to maintain our focus on films with various budgets and augment our library with quality content for exploitation through our distribution channels and explore new bundling strategies to monetize existing content.

We continue to focus on ramping up our own productions and co-productions through key partnerships. These partnerships include our partnership with the acclaimed producer-director, Aanand L Rai (Colour Yellow Production), our joint venture partnership with screen writer and director V. Vijayendra Prasad, and our joint venture partnership with Reliance to equally invest up to $150 million on a discretionary basis to produce Indian films, original television and digital programs, which we believe will significantly increase our capabilities in content production, marketing, and distribution. We have also recently entered into a distribution partnership agreement with Apple to make available Eros Now’s content across Apple devices in multiple countries outside of India. We intend to partner with Pana Film, one of the largest Turkish film studios for Indo-Turkish co-productions. These strategic partnerships not only help us augment our in-house content production model but also expand our geographical canvas for content monetization.

Our focus is to become a global digital content company. Eros Now has rights to 12,000 films across ten different Indian languages and is rapidly expanding its content base. Eros Now enhances its consumer appeal through exploring dynamic genres to create unseen, relatable and contemporary Originals that appeal to a wide variety of audience. The launch of its digital series, comprising a broad mix of genres from comedy to horror and crime thriller, has enjoyed great success to date, with its original series Side Hero and Smoke winning over four awards across different platforms. In April 2018, Eros Now successfully premiered its first worldwide direct-to-digital original film Meri Nimmo, in association with acclaimed director Aanand L Rai, to positive critical reception. Over the next 12 months, Eros Now is planning to launch original episodic programs, including Dashavatar, Ponniyin Selvan, Flesh, Mrityulok, Bhumi, Crisis and Blue Oak Academy.

We recently launched Eros Now Quickie, a platform where viewers can access quality short stories, to further supplement our existing vast digital content library and we plan to expand our offerings on Eros Now Quickie and release a few short-form content every month to further engage the Eros Now audience.

The digital music industry in India has been growing exponentially over the past few years, with over 100 million digital audio streaming users. Film music is often marketed and monetized separately from the underlying film, both before and after a film is released. To further capture this market opportunity, we plan to expand our deep music library, which is an essential component to Eros Now’s offering. Over the next three years, we aim to have over 60 artists signed and releasing original music daily on the Eros Now platform.

To promote Eros Now, our OTT digital entertainment service platform, as the preferred choice for online entertainment by consumers across digital platforms.

According to TRAI, there were around 1.2 billion wireless subscribers in India at the end of April 2019. The number of wireless internet users in India are likely to cross 840 million by 2022. The adoption of 4G is gradually increasing and now 3G and 4G constitute over 75% of the overall wireless internet user base. Initiatives such as broadband rollout and public Wi-Fi as part of the government’s Digital India campaign and the promotion of 4G data packs by leading telecoms will only help boost the quality of digital infrastructure in India.

Eros Now is increasingly focused on offering quality content including Indian films, music and original shows, opening new markets, delivering consumer friendly product features such as offline viewing and subtitles and adopting a platform agnostic distribution strategy across all operating systems and platforms across mobile, tablets, cable or internet, including through deals with OEMs. Eros Now had over 154.7 million registered users and over 18.8 million paying users as at March 31, 2019. While a majority of users are from India, Eros Now has registered users in 135 different countries. Out of the 12,000 films that Eros Now has rights to, 5,000 films are owned in perpetuity, across Hindi and regional languages. Eros Now service is integrated with some of India’s major telecommunications providers such as Reliance Jio, Airtel, Vodafone, Idea and BSNL, as well as streaming service providers such as Amazon, Apple, Virgin Media, Chromecast and Roku, and has partnerships with Micromax to pre-bundle Eros Now in smart phones to be sold in India. We continue to believe that Eros Now will be a significant player within the OTT online Indian entertainment industry, especially given the rapidly growing internet and mobile penetration within India. We will also continue to expand Eros Now’s reach beyond audiences in India through strategic collaborations such as our partnership with Apple to distribute Eros Now content on all Apple devices in multiple countries outside of India.

Capitalize on positive industry trends driven by roll-out of high speed 4G services in the Indian market.

Driven by the economic expansion within India and the corresponding increase in consumer discretionary spending, FICCI-EY Report 2019 projects that the dynamic Indian media and entertainment industry will grow at an 12.0% CAGR, from $23.6 billion in 2018 to $33.6 billion by 2021, and that the Indian film industry will grow from $2.4 billion in 2018 to $3.3 billion in 2021. India is one of the largest film markets in the world. In fiscal year 2018 the average ticket price amongst the two leading multiplex cinema chains in India, Inox Leisure Limited and PVR Limited, was $3.11 compared to $2.88 in fiscal year 2017, a 7.8% increase year-on-year, based on information publicly disclosed by them.

The Indian television market is the second largest in the world after China, reaching an estimated 197 million television viewing households in 2018. The FICCI-EY Report 2019 projects that the Indian television industry will grow from $10.4 billion in 2018 to $13.5 billion in 2021. The growing size of the television industry has led television satellite networks to provide an increasing number of channels, resulting in competition for quality feature films for home viewing in order to attract increased advertising and subscription revenues.

Broadband and mobile platforms present growing digital avenues for content distribution in India. Online video audience in India is expected to reach 500 million by 2020 from 250 million in 2017, a 2x growth driven by rapidly increasing mobile penetration, increasing Internet speeds, advent of 4G and falling data charges. By 2020, India is expected to become the second-largest video-viewing audience globally.

We aim to take advantage of the opportunities presented by these trends within India to monetize our library and distribute new films through existing and emerging platforms, including by exploring new content options for expanding our digital strategy such as filming exclusive short form content for consumption through emerging channels such as mobile and internet streaming devices.

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

Our growth from non-diaspora international markets shows an increasing appetite for the content of the Indian Film Industry in many new markets. China is one of our strongest potential markets, with a market size of $8.9 billion in 2017 and almost 41,000 screens in 2016, which is projected by PwC to increase to more than 80,000 screens, nearly twice as many as the United States by 2021. We believe our memorandum of understanding to collaborate with China Film Corp., Shanghai Film Group Co. Ltd. and Fudan University Press Co. Ltd. to co-produce and distribute Sino-Indian films will be an important step in maximizing our opportunity in China. Our release of Bajrangi Bhaijaan in China confirms that there is a substantial market for Indian film content in China. We currently have two projects to be co-produced with a leading Chinese studio, based on stories organically weaving the socio-cultural worlds of India and China. These two films will be shot in both Chinese and Hindi. In addition, we recently released Andhadhun in collaboration with Tang Media Partners and we also collaborated with China’s leading online video content platform iQiyi to distribute our digital content. We intend to promote and distribute our films in additional countries, and further expand in countries where we already distribute, when we believe that demand for Indian filmed entertainment exists or the potential for such demand exists. To that end, we have entered into arrangements with local distributors in Taiwan, Japan, South Korea, and China to distribute dubbed or subtitled Eros films through theatrical release, television broadcast or DVD release. Additionally, we believe that the general population growth in India experienced over recent years may eventually lead to increasing migration of Indians to other regions, resulting in increased demand for our films internationally.

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

Our regional language films include Marathi, Malayalam, Punjabi, Kannada and Bengali films. Our Malayalam film Pathemari had won a national award for Best Malayalam Film. We intend to use our existing distribution network across India to distribute regional language films to specific territories. Where opportunities are available and where we have the rights, we also intend to exploit re-make rights to some of our popular Hindi films into non-Hindi language content targeted towards these regional audiences.

Slate Profile

The success of our film distribution business lies in our ability to acquire content. Each year, we focus on co-production, acquisition and distribution of a diverse portfolio of Indian language and themed films that we believe will have a wide audience appeal. Of the 24 films we released in fiscal 2018, 14 were Hindi films, one was a Tamil film and nine were regional films. Of the 72 films we released in fiscal year 2019, 15 were Hindi films, 7 was Tamil/Telugu films and 50 were regional films. Our typical annual slate of new releases consists of both Hindi language films as well as films produced specifically for audiences whose main language is not Hindi, primarily Tamil, and to a lesser extent other regional Indian language. Our most expensive films are generally the high and medium budget films (mainly Hindi and a few Tamil and Telugu films) that we release globally each year. The remainder of the films (mainly Hindi but also Tamil and/or Telugu) included in each annual release slate is built around films with various budgets to create a slate that will attract varying segments of the audience. The remainder of the slate consists of Hindi, Tamil, Telugu and other language films of a lower budget.

We focus on content driven films with appropriate budgets in order to generate an attractive rate of return and seek to mitigate the risks associated with film budgets through the use of our extensive pre-sale strategies. We have increased our focus on Tamil and Telugu films for similar reasons. Our Hindi films are typically high or medium budget films in the popular comedy and romance genres, supplemented by lower budget films, and our Tamil films are predominantly star-driven action or comedy films, which appeal to audiences distinct from audiences for more romance-focused Hindi films. We believe that a Tamil or Telugu film and a Hindi film can be released simultaneously on the same date without adversely affecting business for either film as each caters to a different audience.

We also believe that we can capitalize on the demand for regional films and replicate our success with Tamil and Telugu films for other distinct regional language films, including Marathi, Malayalam, Kannada and Punjabi. In addition, the key Indian release dates for films, during school and other holidays, vary by region and therefore our ability to release films on different holidays in various regions, in addition to being able to release films in different regional languages simultaneously, expands the likely periods in which our films can be successfully released. We intend to steadily build up our portfolio of films targeting other regional language markets.

The table below presents our upcoming film slate scheduled to be released in the next 12 months.

Film	Cast/(Director)
Haathi Mere Saathi (Hindi / Tamil / Telugu)	Rana Dagubatti, Pulkit Samrat, Zoya Hussain, Kalki Koechlin (Prabhu Soloman)
Laal Kaptaan	Saif Ali Khan, Zoya and others (Navdeep Singh / ColourYellow Productions)
Kaamiyab	Drishyam Films
Roam Rome Mein	Nawazuddin Siddiqui and others (Tanishtha Chatterjee / Rising Star Entertainment)
The Body	Emraan Hashmi, Rishi Kapoor (Viacom 18 Motion)
Guru Tegh Bahadur	(Harry Baweja)
Shubh Mangal Savdhan – 2	(Colour Yellow Productions)

The list of films set forth in the table above is for illustrative purposes only, is not complete and may not reflect the actual releases for the next 12 months. Due to the uncertainties involved in the development and production of films, the date of their completion can be significantly delayed, planned talent can change and, in certain circumstances, films can be cancelled or not approved by the Indian Central Board of Film Certification. See “Risk Factors — Risks Related to Our Business—Our films are required to be certified in India by the Central Board of Film Certification.”

Our Business

Content Development and Sourcing

We currently acquire films using two principal methods — by acquiring rights for films produced by others, generally through a license agreement, and by co-producing films with a production house, typically referred to as a banner, which is usually owned by a top Indian actor, director or writer, on a project-by-project basis. We regularly co-produce and acquire film content from some of the leading banners in India, and continue to focus on ramping up our own productions and co-productions through key partnerships. These partnerships include our partnership with Aanand L Rai (Colour Yellow Productions), which has released a range of films across budgets, genres and languages; and co-production partnership with screen writer and director V. Vijayendra Prasad. Moreover, in May 2018, we established a joint venture partnership with Reliance, India’s largest private sector company, to jointly produce and consolidate content across India, and in August 2018, Reliance acquired 5% of our A Ordinary Shares at a price of $15 per share, which represented a premium of 18% over the last closing price before the parties announced the deal in February 2018. We and Reliance are expected to invest equally into this partnership up to $150 million on a discretionary and opportunistic basis. This joint venture is focused on producing Indian films, original television and digital programs. We believe Reliance’s investment in us and our partnership will significantly scale our capabilities in content production, marketing, and distribution, and allow us to make new strides on the digital and content forefronts, benefitting from the platform synergies across technology, content and digital platforms.

Moreover, we are continuing to focus on expanding the reach of our content by further penetrating the China market, which we believe is a significant market for Indian films, and releasing more dubbed and subtitled content to new markets beyond China. To that end, in April 2019 we released Andhadhun, a dark comedy crime thriller, in China in collaboration with Tang Media Partners, a leading Chinese film distributor. In addition, these strategic partnerships not only help us augment our in-house content production capacity but also expands our geographical canvas for content monetization.

Regardless of the acquisition method, over the past five years, we have typically obtained exclusive global distribution rights in all media for a minimum period of ten to 20 years from the Indian initial theatrical release date, although the term can vary for certain films for which we may only obtain international or only Indian distribution rights, and occasionally soundtrack or other rights are excluded from the rights acquired. For co-produced films, we typically have exclusive distribution rights for at least 20 years, co-own the copyright in such film in perpetuity and, after the exclusive distribution right period, share control over the further exploitation of the film.

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

Regardless of whether a film will be acquired or co-produced, we determine the likely value to us of the rights to be acquired for each film based on a variety of factors, including the stars cast, director, composer, script, estimated budget, genre, track record of the production house, our relationship with the talent and historical results from comparable films. We follow a disciplined green lighting process involving extensive evaluation of films involving track records, revenue potential and costs before green lighting by a committee led by senior management and business leaders. The Company also has risk sharing contracts with talent and key stakeholders to ensure risk diversification. Our primary focus is on sourcing a diversified portfolio of films expected to generate commercial success. We generally co-produce our high budget films and acquire rights to more medium and low budget films. Our model of primarily acquiring or co-producing films rather than investing in significant in-house production capability allows us to work on more than one production with key talent simultaneously. Since the producer or co-producer takes the lead on the time intensive process of production, we are able to scale our film slate more effectively. The following table summarizes the typical terms included in our acquisition and co-production contracts.

	Acquisition	Co-production
Film Cost	Negotiated “market value”	Actual cost of production or capped budget and 10–15% production fee
Rights	10 years–20 years	Exclusive distribution rights for at least 20 years after which Eros shares control over the further exploitation of the film, and co-owned copyright in perpetuity, subject to applicable copyright laws
Payment Terms	10–30% upon signature Balance upon delivery or in instalments between signing and delivery	In accordance with film budget and production schedule
Recoupment Waterfall	“Gross” revenues Less 10–20% Eros distribution fee (% of cost or gross revenues) Less print, advertising costs (actuals) Less cost of the film Net revenues generally shared equally	Generally same as Acquisition except sometimes Eros also charges interest and/or a production or financing fee for the cost of capital and overhead recharges

Where we acquire film rights, we pay a negotiated fee based on our assessment of the expected value to us of the completed film. Although the timing of our payment of the negotiated fee for an acquired film to its producer varies, typically we pay the producer between 10% and 30% of a film’s negotiated acquisition cost upon signing the acquisition agreement, and the remainder upon delivery of the completed film or in instalments paid between signing and delivery. In addition to the negotiated fee, the producer usually receives a share of the film’s revenue stream after we recoup a distribution fee on all revenues, the entire negotiated fee and distribution costs, including prints and ads. After we sign an acquisition agreement, we do not exercise any control over the production process, although we do retain complete control over the distribution rights we acquire.

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

Our Film Library

We currently own or license rights to over 3,000 films, including recent and classic titles that span different genres, budgets and languages. Eros Now has rights to over 12,000 films, out of which around 5,000 films are owned in perpetuity, across Hindi and regional languages from Eros’s internal library as well as third party aggregated content, which we believe makes it one of the largest Indian movie offering platforms around the world. Our film library has been built up over more than 40 years and includes hits from across that time period, including, among others, Andhadhun, Boyz 2, Newton, Munna Michael, Subh Mangal Saavadhan, Ki & Ka, Housefull 3, Dishoom, Baar Baar Dekho, Bajrangi Bhaijaan, Bajirao Mastani, Tanu Weds Manu Returns, NH10, Badlapur, Devdas, Hum Dil De Chuke Sanam, Lage Raho Munna Bhai, Vicky Donor, English Vinglish, and Goliyon Ki Raasleela: Ram-Leela. We have acquired most of our film content through fixed term contracts with third parties, which may be subject to expiration or early termination. We own the rights to the rest of our film content as co-producers or sole producer of those films. Through such acquisition and co-production arrangements, we seek to acquire rights to 40 to 50 additional films each year. While we typically hold rights to exploit our content through various distribution channels, including theatrical, television and new media formats, we may not acquire rights to all distribution channels for our films. In particular, we do not own or license the music rights to a majority of the films in our library. We expect to maintain more than half of the rights we presently own through at least December 31, 2025.

In an effort to reach a wide range of audiences, we maintain rights to a diverse portfolio of films spanning various genres, generations and languages. More than 55% of the films in our Hindi library are films produced in the last 15 years. We own or license rights to films produced in several regional languages, including Tamil, Telugu, Kannada, Marathi, Bengali, Malayalam, Kannada and Punjabi.

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

Award winning content/franchise

Our film releases frequently receive awards and accolades. For instance, our Hindi release Newton was selected as India’s official entry for the Best Foreign Film language category at the 2018 Academy Awards. It also received accolades at the Berlin Film Festival. We have won 218 awards in fiscal years 2015, 2016, 2017,2018 and 2019, including Studio of the Year. Some of our films and original digital series from fiscal year 2018 and fiscal 2019 that won awards include Side Hero, Smoke, Mukkabaaz, Newton, Shubh Mangal Savdhaan and Munna Michael. Side Hero won three awards including Best Web Series and Best Actor. Smoke received Best Launch of the Year at The ET Now - Stars of the Industry Awards. Mukkabaaz won three awards including Best Director and Best Actor. Newton won 13 awards including Best International Film. Shubh Mangal Savdhaan won four awards including Marketing Campaign of the Year. Munna Michael won two awards including Best Social Media Marketing Campaign. Our films over the years have won various awards in multiple categories such as Best Film, Best Director, Best Story, Best Actor, Best Music, Best Special Effects awards, and Innovative Launch Campaign of the Year and Best Child Actor awards, to name a few. Bajrangi Bhaijaan won 37 awards including National Award for Popular Film. Bajirao Mastani won over 79 award titles including National Award for Best Director. Tanu Weds Manu Returns won 19 awards including National Award for Best Female Actor in a leading role, Hero won seven awards and Badlapur won seven awards. Our Malayalam film Pathemari had also won a national award for Best Malayalam Film. In addition, Eros India was featured as “India’s Top 500 Companies” in Dun & Bradstreet’s 2018 report.

Distribution Network and Channels

We distribute film content primarily through the following distribution channels:

•	theatrical, which includes multiplex chains and stand-alone theaters;
•	television syndication, which includes satellite television broadcasting, cable television and terrestrial television; and
•	digital and ancillary, which primarily includes IPTV, VOD, music, inflight entertainment, home video, internet channels and Eros Now.

We generally monetize each new film we release through an initial 12-month revenue cycle commencing after the film’s theatrical release date. Thereafter, the film becomes part of our film library where we seek to continue to monetize the content through various platforms. The diagram below illustrates a typical distribution timeline through the first 12 months following theatrical release of one of our films.

Film release first cycle timeline

We currently acquire films both for global distribution, which includes the Indian domestic market as well as international markets and for international distribution only.

Certain information regarding our initial distribution rights to films initially released in the three fiscal years 2019, 2018 and 2017 is set forth below:

	Year ended March 31,
	2019	2018	2017
Global (India and International)
Hindi films	7	10	8
Regional films (excluding Tamil films)	49	3	12
Tamil films	3	1	3
International Only
Hindi films	7	1	3
Regional films (excluding Tamil films)	—	—	—
Tamil films	—	—	12
India Only
Hindi films	1	3	1
Regional films (excluding Tamil films)	5	6	5
Tamil films	—	0	1
Total	72	24	45

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

Theatrical Distribution and Marketing

India Distribution. The Indian theatrical market is comprised of both multiplex and single screen theaters which are 100% digitally equipped. In India, the cost of distributing a digital film print is lower than the cost of distributing a digital film print in the United States. Utilisation of digital film media also provides additional protection against unauthorized copying, which enables us to capture incremental revenue that we believe are at risk of loss through content piracy.

India is divided into 14 geographical regions commonly known as “Film Circuits” or “Film Territories” in the Indian film business. We distribute our content in all of the circuits either through our internal distribution offices (Mumbai, Delhi, East Punjab, Mysore, Kerala, West Bengal and Bihar) or through sub-distributors in remaining circuits. The Film Circuits where we have direct offices comprise of a market share of up to 75% of the India theatrical revenue. Our primarily internal distribution network allows us greater control, transparency and flexibility over the core regions in which we distribute our films, and allows us to retain a greater portion of revenues per picture as a result of direct exploitation instead of using sub-distributors, which requires the payment of additional fees, sub-distributor margins or revenue shares.

We entered into agreements with certain key multiplex operators to share net box office collections for our theatrical releases with the exhibitor for a predetermined base fee of 50% of net box office collections for the first week, after which the split decreases over time.

We primarily enter into agreements on a film-by-film and exhibitor-by-exhibitor basis. To date, our agreements have been on terms that are no less favourable than the terms of the prior settlement agreements; however, we cannot guarantee such terms can always be obtained.

The largest number of screens in India that we book for a particular film are booked for the first week of theatrical release, because as a substantial portion of box office revenues are collected in the first week of a film’s theatrical exhibition. Our agreements with pan India multiplex operators is such that 100% of the entire first week of our share of revenues from all our films from such multiplexes is paid to us within 10 days of the release.

In single screens we either obtain non-refundable minimum guarantees/refundable advances and a revenue sharing arrangement above the minimum guarantee and with certain smaller multiplex chains we obtain refundable advances and a revenue sharing arrangement.

Pursuant to the Cinematograph Act, Indian films must be certified for adult viewing or general viewing by the CBFC, which looks at factors such as the interest of sovereignty, integrity and security of India, friendly relations with foreign states, public order and morality. Obtaining a desired certification may require us to modify the title, content, characters, storylines, themes or concepts of a given film.

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

Marketing. The marketing campaign of a film is an integral part of the overall theatrical distribution strategy. It typically starts before the film goes into production with the marketing campaign peaking closer to the release of the film. Our marketing team creates a 360 degree campaign with specific emphasis across various media platforms, including carrying out public relation campaigns and utilizing print, brand partnerships, music pre-releases, print and outdoor advertising, brand partnerships and marketing on various social media and other digital platforms. Each film campaign is unique and has a strategic, targeted approach based on the genre, talent involved, positioning of the movie, target group and overall strategy. In addition, prior to the release of a film, we introduce various film assets, including posters, teasers, trailers and songs to generate momentum for the release of a film.

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

Television pre-sales in India are an important factor in enhancing revenue predictability for our business and are part of our diversification strategy to mitigate risks of cash flow generation. In the fiscal year 2019, we recouped 78% to 87% of our direct production cost of two Hindi films and one Kannada film through television pre-sales in India. For fiscal year 2018, we had pre-sales visibility for some of our films such as Munna Michael, Sarkar 3, Shubh Mangal Saavdhan. For fiscal year 2017, pre-sales from sale of satellite television rights was achieved for our films such as Housefull 3, Dishoom, Baar Baar Dekho, Rock On 2, Banjo, Ki & Ka along with some regional films. In the fiscal year 2017, for our two high budget Hindi films we had recouped 31% to 57% of the direct production cost through television and other pre-sales and had recouped 108% and 93% of our direct production cost of the two Telugu films released through contractual commitments prior to the films releases, and 96% of our direct production cost of one Tamil film released through contractual commitments prior to the film’s release.

Our content is typically released on satellite television three to six months after the initial theatrical release. In India there are currently six DTH providers. We have offered some of our films through DTH service providers, but we have also licensed these rights with the satellite TV rights to satellite channel providers. As the number of DTH subscribers increase in India, we anticipate that we will have an opportunity to license directly for DTH exploitation. We have also provided content to regional cable operators. Although DTH distribution is still relatively small in India, with Indian telecom networks and DTH platforms expanding their services, we are beginning to see an increased interest for video on demand in India. We also sub-license some of our films for broadcast on Doordarshan, the sole terrestrial television broadcast network, which is government owned. We are seeing increasing growth from the Indian cable system which is predominantly digital. We believe that as the cable industry migrates towards digital technology and moves towards consolidation, cable television licensing will represent a more significant revenue stream for our business.

International Distribution. Outside of India, we license Indian film content to content aggregators to reach cable and pay subscribers and for broadcasting on major channels and platforms around the world, such as Channel 4 (UK), CCTV (China), MBC (Middle East), TV3 (Malaysia), Bollywood Channel (Israel), RTL2 (Germany) and National TV (Romania), amongst others. We also license dubbed content to Europe, Arabic-speaking countries and in Southeast Asia and other parts of the world. Often such licenses include not just new releases, but films grouped around the same star, director or genre. International pre-sales of television, music and other distribution rights are an important component of our overall pre-sale strategy. We believe that our international distribution capabilities and large library of content enable us to generate a larger portion of our revenue through international distribution.

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

With a significant portion of the Indian and international population moving towards the adoption of digital technology, we are increasing our focus on providing on demand services, although the platforms and strategies differ by region. Outside of India, there is a proliferation of cable, satellite and internet services that we supply. In addition, with the proliferation of internet users, we are increasing our online distribution presence as well. These platforms enable us to continue to monetize a film in our library long after its theatrical release period has ended. In addition, the speed, ease of availability and prices of digital film distribution diminish incentives for unauthorized copying and content piracy.

In North America, we have an agreement with International Networks, a subsidiary of Comcast, to provide an SVOD service fully branded as “Eros Now.” The service is carried on most of the major cable network providers including Comcast, Cox Communications, Cablevision and Time Warner Cable. We provide all programming for this film and music channel and share revenues with the cable providers. We also provide content to Amazon Digital and participate in a revenue share deal. In Canada, we have signed a Program License Agreement for various movies with Rogers Broadcasting Limited. In Europe, we have partnered with My Digital Company (France), ESC Distribution (France) and MT Trading Ug (Germany). To maximize the reach of our digital content, we also have partnerships with the major mobile network providers in India and several other countries, as well as television and mobile handset OEMs, to offer Eros Now to their subscribers, including Reliance Jio, a major Indian mobile network operator owned by Reliance, BSNL, an Indian state-owned telecommunications company, the Malaysia-based telecommunications provider Celcom, and Maxis Berhad, Mauritius Telecom, Etisalat, the Indonesia-based telecommunication service provider XL Axiata, Sri Lanka’s premier connectivity provider Dialog Axiata. We recently announced our arrangement with Apple to make Eros Now available on the new Apple TV app.

Market opportunity

Domestic: Our distribution capabilities enable us to target a majority of the 1.3 billion people in India. Recently, as demand for regional films and other media has increased in India, our brand recognition in Hindi films has helped us to grow our non-Hindi film business by targeting regional audiences in India and overseas. With our distribution network for Hindi, Tamil and Telugu films, we believe we are well positioned to expand our offering of non-Hindi content.

Overseas: Depending on the film, the distribution rights we acquire may be global, international or India only. Indian films have a global appeal and their popularity has been increasing in many countries that consume dubbed and subtitled foreign content in local languages. These markets include Germany, Poland, Russia, France, Italy, Spain, Indonesia, Malaysia, Japan, South Korea, China, the Middle East and Latin America among others. In all these markets, it is the locals who are neither English nor Hindi speaking who view the content of the Indian film in a dubbed or subtitled version in their language, similar to the manner in which they view Hollywood content. Additionally, there is a large established Indian diaspora in North America which has a strong interest in the content of the Indian film industry. Based on gross collections reported by comScore, our market share (as an average over the preceding eight calendar years to 2018) is 24% of all theatrically released Indian language films in the United Kingdom and the U.S. Other international markets that exhibit significant demand for subtitled or dubbed Indian-themed entertainment include Europe and Southeast Asia.

In addition, China is increasingly becoming an important market, and we expect to release select films from our slate for wider release into China. We recently released Andhadhun in China in collaboration with a leading Chinese film distributor Tang Media Partners. In March 2018, we released Bajrangi Bhaijan across more than 8,000 screens, including in China, and collected over $45 million at the box office in China, which we believe indicates a clear interest in Indian films by Chinese movie goers. According to information published by PwC in its Global Entertainment & Media Outlook 2018 and Global Entertainment & Media Outlook 2017, China was the world’s second largest box-office market with revenue of $8.9 billion in 2017. It is a lucrative market for cinema with revenue expected to grow at a 9.7% CAGR from $8.9 billion in 2017 to $14.2 billion by 2022, according to the same reports. China had 41,056 cinema screens compared to 40,928 in the United States in 2016 and by 2021, China will have more than 80,000 screens, nearly twice as many as the United States. As part of our strategy to penetrate further into the Chinese market, Eros Now has partnered with iQiyi, one of China’s largest online video sites, through a content licensing arrangement in September 2018, making us the first South Asian OTT platform operator to have direct access to the Chinese market.

Eros Now Market Opportunity: Eros Now is uniquely positioned to benefit from the fast-growing internet and mobile penetration in India. According to the TRAI, there were over 1.2 billion wireless subscribers in India at the end of April 2019. The number of wireless internet users in India is likely to reach 840 million by 2022. The adoption of 4G is gradually increasing and now 3G and 4G constitute over 75% of the overall wireless internet user base. Initiatives such as broadband rollout and public Wi-Fi as part of the government’s Digital India campaign and the promotion of 4G data packs by leading telecoms will only help boost the quality of digital infrastructure in India. We plan to take advantage of this growth and continue to grow Eros Now’s paying user base in India and internationally.

Eros Now

With a significant portion of the Indian and international population moving towards the adoption of digital technology, we are increasing our focus on providing on-demand services via Eros Now, which leverages its extensive digital film and music libraries to stream a wide range of content. Users can access Eros Now through APPs, WAP and the internet in India and around the world. As at March 31, 2019, Eros Now had over 154.7 million registered users and 18.8 million paying users worldwide, representing a 18.2% increase over the prior quarter and a 138% increase from 7.9 million paying subscribers as at March 31, 2018. We define paying subscribers to mean any subscriber who has made a valid payment to subscribe to a service that includes Eros Now services as part of a bundle or on a standalone basis, either directly or indirectly through an OEM or mobile telecom provider in any given month, be it through a daily, weekly or monthly billing pack, as long as the validity of the pack is for at least one month. Eros Now users have demonstrated some of the highest levels of engagement in the India OTT space. Average session time for an engaged Eros Now user is 75 minutes, which is an industry high.

We believe Eros Now has the largest Indian language movie content library worldwide with over 12,000 digital titles, out of which approximately 5,000 films are owned in perpetuity. Eros Now also has a deep library of short-form content, including music videos, trailers, original shorts exclusive interviews and marketing shorts. Eros Now has successfully premiered over 215 films in over ten different languages including Hindi, English, Tamil (Mo), Bengali (Monchora), Marathi (Guru), Gujarati, Malayalam (White), Telugu, Kannada, Assamese and Punjabi. The digital premieres span a wide range of genres, several high profile digitally-premiered films include: Bajrangi Bhaijaan, Bajirao Mastani, The Lunchbox, PK, Tanu Weds Manu Returns, Happy Phirr Bhagjayegi, Manmarziyaan, Aligarh, Meri Nimmo and Mukkabaaz.

To maximize the reach of Eros Now, we currently have partnerships and strategic collaborations globally with telecommunications operators, OEMs and streaming services providers to offer Eros Now content to their users and subscribers. For instance, we recently announced our arrangement with Apple to make Eros Now available on the new Apple TV app. Eros Now is also available to customers of Reliance Jio, a major Indian mobile network operator owned by Reliance and BSNL, an Indian state-owned telecommunications company in accordance with a recent agreement that we entered into with BSNL, as well as the Malaysia-based Celcom and Maxis Berhad, Mauritius Telecom, Etisalat and Indonesia-based XL Axiata. Under these partnerships, subscribers on these networks gain access to Eros Now’s extensive content including full-length movies and thematically-created playlists along with functions such as multi-language subtitles for movies, music video playlists, regional language filters, video progression and a watch list of titles. In addition, Eros Now has entered the Sri Lankan market through a partnership with Dialog Axiata, Sri Lanka’s premier connectivity provider, and will be available on the Dialog ViU app.

Eros Now is also available on App Store and Play Store for download and can be streamed on any device including Amazon Fire TV stick, Chromecast, and Roku, making the entertainment experience platform agnostic. Our OEM partners also include major mobile device manufacturers such as the LG Corporation and Micromax. Typically, a limited amount of Eros Now’s content library is available for free, with users able to watch additional content by paying a subscription fee either directly to us or through the OEM or mobile telecom provider or by paying a per-use fee for individual movies and programs.

Eros Now uses advanced technologies in the creation of content, giving each Eros Now original series or episode the same treatment a film receives in terms of detailing required from cinematography to production. In addition, Eros Now uses advanced technologies to allow its users easy maneuverability on its platform, including categorization, search ability and stacking of content under different domains. In 2018, Eros Now completed an upgrade of its technological system and launched a new interface for large-screen viewing devices. The Eros Now development team devotes significant resources to data analysis to improve its operations across content development and offering, marketing and subscriber monetization.

Eros Now has been increasingly focused on delivering product features to further monetize its growing registered user base. For example, we recently launched Eros Now Quickie, a platform where viewers can access quality short stories to further supplement our existing vast digital content library. We also have an ad-supported YouTube portal site on Google that hosts an extensive collection of clips of our content. Furthermore, we have entered into a partnership with InMobi, a global provider of enterprise platform for marketers, to look for opportunities to monetize our Eros Now user base through online advertisements in the future.

The Eros Now platform also partners with leading companies in various industries other than entertainment in an effort to create vertical synergy and attract more users for its content. These companies cover industries including banking and lifestyle. For example, Eros Now has partnerships with three major electronic payment platforms, Mobikwik, Paytm and Freecharge, so Eros Now can have access and advertise its services to the users of these payment platforms and its existing viewers can more easily purchase any Eros Now content. In addition, Eros Now has partnerships with lifestyle and transportation companies including FashionTV (a leading fashion and lifestyle channel) and OLA, India’s leading mobile App for transportation..

Eros Now Originals

Eros Now’s various digital series, comprising a broad mix of genres from comedy to horror and crime thriller, have been well received by its viewers. In April 2018, Eros Now successfully premiered its first worldwide direct-to-digital original film Meri Nimmo, in association with the acclaimed director Aanand L Rai, to positive critical reception. Its original series Side Hero and Smoke have won four awards since their respective releases in 2018. Smoke has recently been nominated at the South by Southwest Film Festival. Fellow nominees include blockbusters such as Black Panther, Aquaman, Deadpool 2 and Mowgli. In recent months, Eros Now launched its digital series Operation Cobra, Metro Park, Flip and the mini-series Modi. With their global concepts and production in partnership with the best talent available, we believe that Eros Now’s slate of original films and series will appeal to a wide range of audience. Over the next 12 months, Eros Now is planning to launch an exclusive stable of feature films, made-for-digital originals films and original episodic programs, including: Dashavatar with Anirudh Pathak; Ponniyin Selvan with Krish Jagarlamudi; Flesh with Siddharth Anand; Mrityulok with Zeishan Qadri; Bhumi with Pavan Kripalani; Crisis with Nikhil Advani and Gaurav Chawla; and Blue Oak Academy.

Music

Music is integral to our films, and when we obtain global, all-media rights in our acquired or co-produced films, music rights typically are included. Film music rights are often marketed and monetized separately from the underlying film, both before and after the release of the related films. In addition, we act as a music publisher for third party owned music rights within India. Through our internal resources and network of licensees, we are able to provide our consumers with music content directly, through third party platforms or through licensing deals. The content is primarily taken from our film content and the revenues are derived from mobile rights, MP3 tracks, sold via third party platforms such as iTunes and mobile operator platforms as well as streaming services such as Spotify, JioSaavn and YouTube digital streaming, physical CDs and publishing/master rights licensing.

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

Intellectual Property

As our revenues are primarily generated from commercial exploitation of our films and other audio and/or audio-visual content, our intellectual property rights are a critical component of our business. Unauthorized use/access of intellectual property, particularly piracy of DVDs and CDs, as well as on-line piracy through unauthorized streaming/downloads, is widespread in India and other countries, and the mechanisms for protecting intellectual property rights in India and such other countries are not as effective as those of the United States and certain other countries. In order to fight against piracy, we participate directly and through industry organizations by way of actions including legal claims against persons/entities who illegally pirate our content. Furthermore, we also deal with piracy issues by promoting and marketing our films to the highest standards in order to ensure maximum viewership and revenues early in its release and shortening the period between the theatrical release of a film and its legitimate availability on DVD and VCD in the market. This is supported by the trend in the Indian market for a significant percentage of a film’s box office receipts to be generated in the first few weeks after release.

Recently, there has been a rapid transition of consumer preference from physical to digital modes of consumption of film and related content via on-line, mobile and digital platforms. This has enabled our OTT platform Eros Now to grow rapidly, which subjects us to competition from sites offering unauthorized pirated content. In order to tackle this issue of on-line piracy, we have adopted Digital Rights Management technology in order to ensure that our content is protected from unauthorized and illegal access and copying.

Copyright protection in India

The Copyright Act, 1957 (as amended) (“Copyright Act”), prescribes provisions relating to registration of copyrights, transfer of ownership and licensing of copyrights and infringement of copyrights and remedies available in that respect. The Copyright Act affords copyright protection to cinematographic films and sound recordings and original literary, dramatic, musical and artistic work. For cinematographic films, copyright is granted for a certain period of time, usually for a period of 60 years from the beginning of the calendar year following the year in which such film is published, subsequent to which the work falls in the public domain and any act of reproduction of such work by any person other than the author would not amount to infringement.

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

It is pertinent to note that piracy continues to be one of the major issues affecting the Indian Film Industry with an annual loss of substantial revenues, to the tune of around INR 180 billion every year. In an effort to protect their IP, filmmakers in India have started getting orders typically known as “John Doe” orders from court which is a pre-infringement injunction remedy provided to protect the intellectual property rights of the creator of artistic works, including movies and songs. We obtain similar protective orders from court for our films and also engage the services of a specialized anti-piracy agency to vigilantly monitor and take down on-line pirated content from our cinematograph films.

Trademark protection in India

We use a number of trademarks in our business, all of which are owned by our subsidiaries. Our Indian subsidiaries currently own over 120 Indian registered trademarks and domain names, which are used in their business, including the registered trademark “Eros,” “Eros International,” “Eros Music,” and “Eros Now.” However, certain of our trademarks used in India are still under the process of registration. The registration of any trademark in India is a time consuming process, and there can be no assurance as to when any such registration will be granted.

The Trade Marks Act, 1999, (the “Trademarks Act”), governs the registration, acquisition, transfer and infringement of trademarks and remedies available to a registered proprietor or user of a trademark. The registration of a trademark is valid for a period of ten years but can be renewed in accordance with the specified procedure. The registration of certain types of marks is prohibited, including where the mark sought to be registered is not distinctive.

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

In lieu of the above, the Trademarks Act was amended by the Trade Marks (Amendment) Act 2010, or (the “Trademarks Amendment Act”). The Trademarks Amendment Act empowers the Registrar of Trade Marks to deal with international applications originating from India as well as those received from the International Bureau and to maintain a record of international registrations. This amendment also removes the discretion of the Registrar of Trademarks to extend the time for filing a notice of opposition of published applications and provides for a uniform time limit of four months in all cases. Further, it simplifies the law relating to transfer of ownership of trademarks by assignment or transmission and brings the law generally in line with international practice. Pursuant to the Madrid Protocol and the Trademarks Amendment Act, we have obtained trademarks in Egypt, the European Community, United Arab Emirates, Australia and the United States.

In order to match the international standards of trademark protection and enforcement, and to speed up the trademark registration process the Trademark Rules, 2002 were replaced by the Trademark Rules, 2017. Some notable amendments were; reduction in the number of application forms; specific concessions in filing fees to Start Ups, Individuals and Small Enterprises; expedited processing of trademark application; registration of sound marks; etc.

Remedies for Infringement in Copyright Act and Trademark Act

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

Some of our direct competitors, such as Disney, 20th Century Fox Pictures and Viacom Studio 18, have moved towards similar models in addition to their other business lines within the Indian entertainment industry. We also face competition from the direct or indirect presence in India of significant global media companies, including the major Hollywood studios. Disney has acquired 100% of UTV and Viacom Inc. has ownership interests in Viacom Studio 18, while other Hollywood studios, such as News Corporation and Sony, have established local operations in India for film distribution, and have released a limited number of Indian films. Our primary competitors for Indian film content in the markets outside of India are UTV, Fox, Viacom and Yash Raj Films. We believe our experience and understanding of the Indian film market positions us well to compete with new and existing entrants to the Indian media and entertainment sector. Based on gross collections reported by comScore, our market share as an average over the preceding seven calendar years to 2018 is 24% of all theatrically released Indian language films in the United Kingdom and the U.S. Competition within the industry is based on relationships, distribution capabilities, reputation for quality and brand recognition.

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

Beginning on November 13, 2015, the Company was named a defendant in five substantially similar putative class action lawsuits filed in federal court in New Jersey and New York by purported shareholders of the Company. On May 17, 2016, the putative class actions filed in New Jersey were transferred to the United States District Court for the Southern District of New York where they were subsequently consolidated with the other two actions. The Court-appointed lead plaintiffs filed a single consolidated complaint on July 14, 2016 and amended on October 10, 2016. The amended consolidated complaint alleged that the Company and certain individual defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, but did not assert certain claims that had been asserted in prior complaints. The remaining claims were primarily focused on whether the Company and individual defendants made material misrepresentations concerning the Company’s film library and materially misstated the usage and functionality of Eros Now, our digital OTT entertainment service. On September 25, 2017, the United States District Court for the Southern District of New York entered a Memorandum & Order dismissing the putative class action with prejudice. On October 23, 2017, lead plaintiffs filed a Notice of Appeal. On August 24, 2018, the United States Court of Appeals for the Second Circuit issued a summary order affirming the district court’s earlier dismissal, with prejudice.

On September 29, 2017, the Company filed a lawsuit against Mangrove Partners, Manuel P. Asensio, GeoInvesting, LLC, and other individuals and entities alleging the defendants and other co-conspirators disseminated material false, misleading, and defamatory information about the Company and are engaging in other misconduct that has harmed the Company. On May 31, 2018, the Company filed an amended complaint that added two new defendants and expanded the scope of the Company’s initial allegations. The amended complaint alleges that Mangrove Partners and many of its co-conspirators held substantial short positions in the Company’s stock and profited when its share price declined in response to their multi-year disinformation campaign. The Company seeks damages and injunctive relief for defamation, civil conspiracy, and tortious interference, including but not limited to interference with its customers, producers, distributors, investors, and lenders. On March 12, 2019, the Supreme Court of the State of New York entered a Decision and Order granting defendants’ motions to dismiss. On March 13, 2019, the Company filed a Notice of Appeal. The matter is ongoing.

Beginning on June 21, 2019, the Company was named a defendant in two substantially similar putative class action lawsuits filed in federal court in New Jersey by purported shareholders of the Company. The lawsuits allege that the Company and certain individual defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 by making false and/or misleading statements regarding the Company’s accounting for trade receivables. We expect that the lawsuits will be consolidated and that the court-appointed lead plaintiff will file a consolidated complaint. The Company expects to file a motion to dismiss any consolidated complaint.

Eros India and its subsidiaries are involved in ordinary course government tax audits and assessments, which typically include assessment orders for previous tax years including on account of disallowance of certain claimed deductions.

Eros India and its subsidiaries received show cause notices from the Commissioner of Service Tax (India) levying an amount aggregating to $61 million (including interest and penalty of approximately $31 million) for the period of April 1, 2009 to March 31, 2015 on account of service tax arising on temporary transfer of copyright services and certain other related matters. Eros India and its subsidiaries have filed an appeal against the said order before the authorities. Considering the facts and nature of levies and the ad-interim protection for service tax levy for a certain period granted by the Honourable High Court of Mumbai, we are hopeful that the final outcome of this matter will be favourable. There is no further update on this matter as preliminary hearing is yet to begin. Accordingly, based on the assessment made after taking appropriate legal advice, no additional liability has been recorded in our consolidated financial statements.

Eros India and its subsidiaries received several assessment orders and demand notices from value added tax and sales tax authorities in India for the payment of amounts aggregating to $3 million (including interest and penalties) for certain fiscal years between April 1, 2005 and March 31, 2011. Eros India and its subsidiaries have appealed against each of these orders, and such appeals are pending before relevant tax authorities. Though there uncertainties are inherent in the final outcome of these matters, we believe, based on assessment made after taking legal advice, that the final outcome of the matters will be favourable. Accordingly, no additional liability has been recorded in our consolidated financial statements.

Eros India is also named in various lawsuits challenging its ownership of some of its intellectual property or its ability to distribute these films in India. A number of these lawsuits seek injunctive relief restraining Eros from releasing or otherwise exploiting various films, including Bhoot Returns, Goliyon Ki Rasleela-Ram-Leela, Munna Michael, Heer Ranjha (Ishak Di Misal), Sarkar 3, Bajrangi Bhaijaan, Welcome Back, and Housefull 2.

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

For instance, in relation to the film Goliyon Ki Rasleela-Ram-Leela, certain civil proceedings had been initiated in various local courts in India in and around November 2013, alleging that this film disrespected religious sensibilities and seeking to restrain its release or seeking directions for a review of its film certification. We have contested such claims in the local courts as well as by way of petitions filed by us before the Supreme Court of India. While hearings continue in some of these proceedings are pending, we have obtained stay orders in our favor from the Supreme Court of India as well as certain of the local courts where such proceedings are being heard. This film was released in November 2013.

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

Miscellaneous. In addition to the foregoing, the following other points should be noted in relation to companies incorporated under the 2006 Act:

•	there are no prohibitions in relation to the company providing financial assistance for the purchase of its own shares (save in relation to a public company);
•	there is no differentiation between public and private companies, but a company may adopt a name ending in the words “Public Limited Company” or “public limited company” or the abbreviation “PLC” or “plc”;
•	there are simple share offering/annual report requirements;
•	there are reduced compulsory registry filings;
•	the statutory accounting requirements are simplified; and
•	the 2006 Act allows a company to indemnify and purchase indemnity insurance for its directors. Shareholders should note that the above list is not exhaustive.

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

Film Certification. The Cinematograph Act authorizes the Central Board of Film Certification (CBFC), in accordance with the Cinematograph (Certification) Rules, 1983, or the Certification Rules, for sanctioning films for public exhibition in India. Under the Certification Rules, the producer of a film/person exhibiting the film is required to apply in the specified format for certification of such film, with the prescribed fee. The film is examined by an examining committee, which determines whether the film:

•	is suitable for unrestricted public exhibition i.e. fit for “U” certificate; or
•	is suitable for unrestricted public exhibition, with a caution that the question as to whether any child below the age of 12 years may be allowed to see the film should be considered by the parents or guardian of such child i.e. fit for “UA” certificate; or
•	is suitable for public exhibition restricted to adults i.e. fit for “A” certificate; or
•	is suitable for public exhibition restricted to members of any profession or any class of persons having regard to the nature, content and theme of the film i.e. fit for “S” certificate; or
•	is suitable for grant of “U”, “UA” or “A” or “S” certificate, as the case may be, if a specified portion or portions be excised or modified therefrom; or
•	that the film is not suitable for unrestricted or restricted public exhibitions, or that the film be refused a certificate.

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

There are several draft bills proposing to replace and/or amend the Cinematograph Act which are awaiting approval.

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

Indian Companies Act. A majority of the provisions of the Companies Act, 2013 read with Companies (Amendment) Act 2017, bringing into effect significant changes to the Indian company law framework, such as in the provisions related to issue of capital, disclosures, corporate governance norms, audit matters, and related party transactions. The Companies Act, 2013 has also introduced additional requirements which do not have equivalents under the Companies Act, 1956, including the introduction of a provision allowing the initiation of class action suits in India against companies by shareholders or depositors, a restriction on investment by an Indian company through more than two layers of subsidiary investment companies (subject to certain permitted exceptions), and prohibitions on advances to directors. Indian companies with net worth, turnover or net profits of INR 5,000 million or higher during any financial year are also required to spend 2.0% of their average net profits during the three immediately preceding financial years on activities pertaining to corporate social responsibility. Further, the Companies Act, 2013 imposes greater monetary and other liability on Indian companies, their directors and officers in default, for any non-compliance.

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

As of July 30, 2019, the Founders Group holds approximately 17.7% of our issued share capital, which comprise all of our B ordinary shares and certain A ordinary shares. Beech Investments Limited, a company incorporated in the Isle of Man, is owned by discretionary trusts that include Eros director Kishore Lulla as a potential beneficiary.

The following diagram summarizes the corporate structure of our consolidated group of companies as of July 30, 2019:

Eros Organizational Chart (as of July 30, 2019)

(a)	Eros India holds 100% of each of its Indian subsidiaries other than Big Screen Entertainment Private Limited (India) and Colour Yellow Productions Private Limited (India), and Eros International Distribution LLP.

D. Property and Equipment

Our properties consist primarily of studios, office facilities, warehouses and distribution offices, most of which are located in Mumbai, India. We own our corporate and registered offices in Mumbai and rent our remaining properties in India. Four of these leased properties are owned by members of the Lulla family. The leases with the Lulla family were entered into at what we believe were market rates. See “Part I. — Item 7. Major Shareholders and Related Party Transactions” and “Part I — Item 3. Key Information — D. Risk Factors. We have entered into certain related party transactions and may continue to rely on our founders for certain key development and support activities.” We also own or lease five properties in the United Kingdom, the United States and Dubai in connection with our international operations outside of India. Property and equipment with a net carrying amount of approximately $6.7 million (2018: $7.5 million) have been pledged to secure borrowings, and we currently do not have any significant plans to construct new properties or expand or improve our existing properties.

The following table provides detail regarding our properties in India and globally.

Location	Size	Primary Use	Leased / Owned
Mumbai, India	13,992 sq. ft.	Corporate Office	Owned
Mumbai, India	2,750 sq. ft.	Studio Premises	Leased(1)
Mumbai, India	8,094 sq. ft.	Executive Accommodation	Leased(1)
Mumbai, India	17,120 sq. ft.	Office	Leased(1)
Mumbai, India	1,000 sq. ft.	Film Negatives Warehouse	Leased
Mumbai, India	100 sq. ft.	Film Prints Warehouse	Leased
Mumbai, India	2,750 sq. ft.	Corporate	Owned
Mumbai, India	900 sq. ft.	Film Prints Warehouse	Leased
Mumbai, India	1200 sq. ft.	Film Prints Warehouse	Leased
Delhi, India	600 sq. ft.	Film Distribution Office	Leased
Kolkata, India	640 sq. ft.	Film Distribution Office	Leased
Punjab, India	438 sq. ft.	Film Distribution Office	Leased
Bihar, India	1,130 sq. ft	Film Distribution Office	Leased
Kerala, India	1,500 sq. ft	Film Distribution Office	Leased
Chennai, India	875 sq. ft.	Branch Office	Leased
Mumbai, India	4,610 sq. ft.	Executive Accommodation	Leased(1)
Delhi, India	994 sq. ft.	Branch Office	Leased
Bangalore, India	1,500 sq. ft.	Branch Office	Leased
Bangalore, India	5,100 sq. ft.	Digital team	Leased
Dubai, United Arab Emirates	2,473 sq. ft.	Corporate Office	Leased
Dubai, United Arab Emirates	2,473 sq. ft	Corporate Office	Leased
London, England	7,549 sq. ft.	DVD Warehouse	Owned
Secaucus, New Jersey, U.S.	900 sq. ft.	Corporate Office	Leased
San Francisco, California, U.S.	2,315 sq. ft.	Digital team	Leased

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

OUTLOOK

Our primary revenue streams are derived from three channels: theatrical, television syndication and digital and ancillary. For the fiscal year 2019, the aggregate revenues from theatrical, television syndication and digital and ancillary were $69.5 million, $77.5 million and $123.1 million, respectively. For the fiscal year 2018, the aggregate revenues from theatrical, television syndication and digital and ancillary were $79.1 million, $97.2 million and $85.0 million, respectively.

The contribution from these three distribution channels can fluctuate year over year and period over period based on, among other things, our mix of films and budget levels, the size of our television syndication deals, the growth of the user base of our Eros Now OTT platform and other factors:

•	Theatrical: A significant component of our revenue is attributable to the theatrical distribution of our films in India. We anticipate that, as additional multiplex theaters are built in India, there will be increased opportunities to exploit our film content theatrically. We expect that this multiplex theater growth coupled with the rise in ticket prices and the anticipated increase in the number of Hindi and regional films in our slate will result in increased revenue. In addition, in India, we cannot predict the share of theatrical revenue we will receive, as we currently negotiate film-by-film and exhibitor-by-exhibitor. With a focus on creating intellectual property in-house along with delivering wholesome entertainment to audiences, we have entered into key co-production partnerships with writers, producers and directors. Colour Yellow Production, a subsidiary of Eros India, has announced film releases across a variety of budgets, genres and languages. This co-production model gives us better visibility on actual cost of production ensuring capped budgets and exclusive distribution rights, typically for at least 20 years.

We also believe China to be a significant market opportunity for Indian films. According to the PwC Global Entertainment & Media Outlook 2018 and PwC Global Entertainment & Media Outlook 2017, China was the world’s second largest box-office market with revenue of $8.9 billion in 2017. It is a lucrative market for cinema with revenue expected to grow at a 9.7% CAGR from $8.9 billion in 2017 to $14.2 billion by 2022, according to the same reports. China had 41,056 cinema screens compared to 40,928 in the United States in 2016 and by 2021, China will have more than 80,000 screens, nearly twice as many as the United States. In March 2018, we released Bajrangi Bhaijan across more than 8,000 screens, including in China, and collected over $45 million at the box office in China since its release, which we believe indicates a clear interest in Indian films by Chinese movie goers. We have also entered into film co-production arrangements with several well-established Chinese film companies and we also released Andhadhun in China in April 2019 which collected over $43 million in the Chinese box office in less than four weeks.

In addition to our global expansion, we expect to increase the number of Tamil and Telugu global releases in our film mix, which will allow us to expand our audience within significant regional markets in India. As we expand into other regional languages such as Marathi, Bengali, Punjabi and Malayalam, we may see the composition of our film mix changing over time in order to allow us to successfully scale our business around Hindi as well as regional language content. At the same time, the distribution window for the theatrical release of films, and the window between the theatrical release and distribution in other channels, have each been compressing in recent years and may continue to change.

•	Television Syndication: A substantial portion of our revenue is also derived from licensing fees for television syndication of content to media companies such as satellite television broadcasters, direct-to-home channels and regional cable operators. Because of increased demand for Indian film content on television in India as the number of direct-to-home subscribers increases and the cable industry migrates towards digital technology, we expect a significant increase in demand for premium content such as movies and sports and a corresponding increase in licensing fees payable to us by media companies. We currently have television syndication content agreements in place with over 30 international broadcasters in the U.S., Asia, Europe and the Middle East, including several recent significant long-term television syndication agreements from our large library with broadcast companies such as Viacom 18 Media in India, SABC in South Africa, E Vision in the UAE and Tanzania TV, among others. However, as competitors with compelling products, including international content providers, expand their content offerings in India, we expect competition for television syndication revenues to increase, and license fees for such content could decrease as a result.
•	Digital and Ancillary: The remainder of our revenue is derived from digital distribution and ancillary products and services, which was our fastest growing revenue channel and we anticipate it will be a principal driver of our revenue growth for the foreseeable future. With a significant portion of the Indian and international population moving towards adoption of digital technology, we are increasing our focus on providing on-demand services via Eros Now, which leverages its extensive digital film and music libraries to stream a wide range of content. Users can access Eros Now through APPs, WAP and the internet in India and around the world, and we have partnerships with the major mobile network providers in India and several other countries, as well as television and mobile handset OEMs, to offer Eros Now to their subscribers. Eros Now is also available on App Store and Play Store for download and can be streamed on any device including Amazon Fire TV stick, Chromecast and Roku, making the entertainment experience platform agnostic. We also recently announced our arrangement with Apple to make Eros Now content available on its new Apple TV app. Our OEM partners also include major mobile device manufacturers such as the LG Corporation and Micromax. Typically, a limited amount of Eros Now’s content library is available for free, with users able to watch additional content by paying a subscription fee either directly to us or through the OEM or mobile telecom provider or by paying a per-use fee for individual movies and programs.

Eros Now has been increasingly focused on delivering product features to further monetize its growing registered user base. For example, we recently launched Eros Now Quickie, a platform where viewers can access quality short stories to further supplement our existing vast digital content library. We also have an ad-supported YouTube portal site on Google that hosts an extensive collection of clips of our content. To expand its geographic reach, Eros Now has partnered with iQiyi, one of China’s largest online video sites, through a content licensing arrangement in September 2018 to help us further penetrate the China market, making us the first South Asian OTT platform operator to have direct access to the Chinese market. We will also look for opportunities to monetize our Eros Now user base through online advertisements in the future.

Ancillary revenues also include all other revenues that are not theatrical or television, including licensing to airlines and cable operators.

We expect that our costs associated with the co-production and acquisition of film content are likely to increase over time as we continue to focus on making content-driven films with appropriate budgets in order to generate an attractive rate of return and on further expanding our library of films through licenses. In addition, increased competition in the Indian film entertainment industry, including from international film entertainment providers such as Disney, Twentieth Century Fox and Viacom Inc., is likely to cause the cost of film production and acquisition to increase. In fiscal year 2019, we invested $264.3 million (of which cash outflow is $107.7 million) in film content and fiscal year 2020, we expect to invest approximately $150 to $160 million in film content.

We anticipate our administrative costs will increase as we expand our management team, especially to support the expansion of our digital businesses. Although aggregate spending will increase, we do not anticipate that this will result in a material change in aggregate administrative costs as a percentage of revenue.

SIGNIFICANT ACCOUNTING POLICIES

Overall consideration

The significant accounting policies that have been used in the preparation of these consolidated financial statements are summarized below. Financial statements are subject to the application of significant accounting estimates and judgments. These are summarized in Note 38.

Significant new accounting pronouncements

Two significant new accounting standards IFRS 15 “Revenue from Contracts with Customers” and IFRS 9 “Financial Instruments” were adopted by the Group on April 1, 2018. The impact of adopting these new standards on the financial statements at April 1, 2018 and the key changes to the accounting policies previously applied by the Group are disclosed in note 39.

In the year ended March 31, 2019, the Group has adopted new guidance for the recognition of revenue from contracts with customers. This guidance was applied using a modified retrospective (‘cumulative catch-up’) approach under which changes having a material effect on the consolidated statement of financial position as at March 31, 2018 are presented together as a single adjustment to the opening balance of retained earnings. Accordingly, the Group is not required to present a third statement of financial position as at that date. The Group’s new IFRS 15 accounting policy is disclosed in note 3.4.

Further, the Group has adopted new guidance for accounting for financial instruments. This guidance was applied using the transitional relief allowing the entity not to restate prior periods. Differences arising from the adoption of IFRS 9 in relation to classification, measurement, and impairment are recognized in retained earnings. The Group’s new IFRS 9 accounting policy is disclosed in note 3.12.

Basis of consolidation

The financial statements of the Group consolidates results of the Company and entities controlled by the Company and its subsidiary undertakings. Control exists when the Company, directly or indirectly, has existing rights that give the Company the current ability to direct the activities which affect the entity’s returns; the Company is exposed to or has rights to a return which may vary depending on the entity’s performance; and the Company has the ability to use its powers to affect its own returns from its involvement with the entity.

Unrealized gains on transactions within the Group are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

Business combinations are accounted for under the purchase method. The purchase method involves the recognition at fair value of all identifiable assets and liabilities, including contingent liabilities of the subsidiary, at the acquisition date, regardless of whether or not they were recorded in the financial statements of the subsidiary prior to acquisition. On initial recognition, the assets and liabilities of the subsidiary are included in the consolidated statement of financial position at their fair values. Transaction costs that the company incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. Goodwill is stated after separating out identifiable intangible assets. Goodwill represents the excess of acquisition cost over the fair value of the Group’s share of the identifiable net assets of the acquired subsidiary at the date of acquisition.

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

Loss of control policy

When a change in the Group’s ownership interest in a subsidiary results in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognized and a gain or loss arising thereto is accounted within Statement of Income. Amounts previously recognized in other comprehensive income in respect of that entity are also reclassified to Statement of Income.

Segment reporting

IFRS 8 Operating Segments (“IFRS 8”) requires operating segments to be identified on the same basis as is used internally for the review of performance and allocation of resources by the Group’s chief operating decision maker, which is the Group’s CEO and MD. The revenues of films are earned over various formats; all such formats are functional activities of filmed entertainment and these activities take place on an integrated basis. The management team reviews the financial information on an integrated basis for the Group as a whole. The management team also monitors performance separately for individual films for at least 12 months after the theatrical release. Certain resources such as publicity and advertising, and the cost of a film are also reviewed globally.

Eros has identified four geographic areas, consisting of its main geographic areas (India, North America and Europe), together with the rest of the world.

Revenue

Effective April 1, 2018, the Group has applied IFRS 15 ‘Revenue from Contracts with Customers’ which establishes a comprehensive framework for determining whether, how much and when revenue is to be recognized. IFRS 15 replaces IAS 18 ‘Revenue’, IAS 11 ‘Construction Contracts’ and several certain revenue related interpretations. The new Standard has been applied retrospectively without restatement, with the cumulative effect of initial application recognised as an adjustment to the opening balance of retained earnings at April 1, 2018. In accordance with the transition guidance, IFRS 15 has only been applied to contracts that are incomplete as at April 1, 2018. The comparative information continues to be reported under IAS 18 and IAS 11. Refer note 3.4 – Summary of Significant accounting policies – Revenue recognition in the Annual report of the Group for the year ended March 31, 2018, for revenue recognition policy as per IAS 18 and IAS 11. Refer note 39 for analysis of the impact of adoption of the standard on the financial statements of the Group.

To determine whether to recognise revenue, the Group follows a 5-step process:

a)	Identifying the contract with a customer
b)	Identifying the performance obligations
c)	Determining the transaction price
d)	Allocating the transaction price to the performance obligations
e)	Recognising revenue when/as performance obligation(s) are satisfied

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration which the Group expects to receive in exchange for those products or services. To ensure collectability of such consideration and financial stability of the counterparty, the Group performs certain standard Know Your Client (KYC) procedures based on their geographic locations and evaluates trend of past collection from such locations.

Revenue is measured based on the transaction price, which is the consideration, adjusted for any discounts and incentives, if any, as specified in the contract with the customer. Revenue also excludes taxes collected from customers. In case of revenues which are subject to change, the Group estimates the amount to be received using the “most likely amount” approach, or the “expected value” approach, as appropriate. This amount is then included in the Group’s estimate of the transaction price only if it is highly probable that a significant reversal of revenue will not occur once any uncertainty surrounding the bonus is resolved. In making this assessment the Group considers its historical performance on similar contracts.

The Group recognises contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as other liabilities in the statement of financial position (see Note 25). Similarly, if the Group satisfies a performance obligation before it receives the consideration, the Group recognises either a contract asset or a receivable in its statement of financial position, depending on whether something other than the passage of time is required before the consideration is due

The following criteria apply in respect of various revenue streams within filmed entertainment:

•	In arrangements for theatrical distribution, contracted minimum guarantees are recognized on the theatrical release date. The Group’s share of box office receipts in excess of the minimum guarantee is recognized at the point as the box office receipts gets accrued.
•	In arrangements for television syndication, license fees received in advance which do not meet all the above criteria, including commencement of the availability for broadcast under the terms of the related licensing agreement, are included in contract liability until the criteria for recognition is met. Further in arrangements where the license fees received in advance is for a period of 12 months or more from the commencement, the company computes significant discounting component at imputed rate of interest on advances received and recognizes within net finance cost in the statement of income. Accumulated contract liability (deferred revenue) is recognized upon commencement of availability for broadcast.
•

In arrangements for catalogue sales, the Group recognizes revenue if revenue recognition criteria’s such as a valid sales contract exists, all content is delivered and the customer start generating economic benefits from them, the Group is reasonably certain on collectability, and the Group’s contractual obligations are complete and are met. Considering the arrangement with catalogue customers provide for a contractual deferred payment terms up to a year and in many cases the payments often fall behind contractual terms, revenues from catalogue sales are recognized net of financing component calculated at imputed market rate of interest on the gross receivables. The re-measurement of such financing period at each balance sheet date and related gains or losses is recognized within administrative costs in the Statement of Income. The unwinding of the such discount is recognized using effective interest rate within net finance cost in the Statement of Income.

•	Digital and ancillary media revenues are recognized at the earlier of when the content is accessed or declared. Fees received for access to the specified and unspecified future content through digital and ancillary media, including usage of over-the-top platform developed by the Group, is recognized on straight line basis over the period of the service contract. Billing in excess of the revenue recognized is shown as contract liability .
•	DVD, CD and video distribution revenue is recognized on the date the product is delivered or if licensed in line with the above criteria. Visual effects, production and other fees for services rendered by the Group and overhead recharges are recognized in the period in which they are earned and in certain cases, the stage of production is used to determine the proportion recognized in the period.

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

	Life of asset	Rate of amortization % straight line per annum
Information technology assets	3 years	33
Other intangibles	3 - 6 years	17 – 33

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

Goodwill and Trade names are tested for impairment at least annually. All other individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Management believes that due to change in the key assumptions with respect to volume growth and discount rate has resulted into impairment of Goodwill and Trade name.

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

Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount. Increases in the carrying amount arising on revaluation of freehold land and buildings are credited to other reserves in shareholders’ equity through other comprehensive income. Decreases that offset previous increases are charged against other reserves.

Depreciation is provided to write-off the cost of all property and equipment to their residual value as stated below:

	Life of Asset	Rate of depreciation % WDV per annum
Freehold building	60 years	2-10
Furniture and fittings and equipment	5 years	15-20
Vehicles and machinery	3-5 years	20-30

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

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. The impact of adoption of IFRS 9 “Financial Instruments” on classification as of April 1, 2018 and March 31, 2019 is explained in note 39.

i.	Recognition, initial measurement and derecognition

Financial assets and liabilities are recognised when the Group becomes a party to the contractual provisions of the instrument. Financial assets and liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value measured on initial recognition of financial assets or financial liability.

The transaction costs directly attributable to the acquisition of financial assets and financial liabilities at fair value through profit and loss are immediately recognised in the Consolidated Statement of Income.

A financial asset is primarily derecognised (i.e. removed from the Group’s statement of financial position) when:

a)	The rights to receive cash flows from the asset have expired, or
b)	The Group has transferred its rights to receive cash flows under an eligible transaction.

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

ii.	Classification

For the purpose of subsequent measurement, financial assets are classified into the following categories upon initial recognition:

•	Debt instruments at amortised cost
•	Debt instruments at fair value through other comprehensive income (FVTOCI)
•	Debt instruments, derivatives and equity instruments at fair value through profit or loss (FVTPL)
•	Equity instruments measured at fair value through other comprehensive income (FVTOCI)
•	Equity instruments measured at fair value profit or loss (FVTPL)

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

Debt instruments at amortised cost

A ‘debt instrument’ is measured at the amortised cost if both the following conditions are met:

1.	The asset is held within a business model whose objective is to hold assets for collecting contractual cash flows, and
2.	Contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

After initial measurement, such financial assets are subsequently measured at amortised cost using the effective interest rate (the “EIR”) method. The effective interest rate is the rate that exactly discounts future cash receipts or payments through the expected life of the financial instrument, or where appropriate, a shorter period.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included in finance income/other income in the Consolidated Statement of Income. The losses arising from impairment are recognised in the Consolidated Statement of Income.

Debt instruments at fair value through other comprehensive income

A ‘debt instrument’ is classified as at the FVTOCI if both of the following criteria are met:

1.	The objective of the business model is achieved both by collecting contractual cash flows and selling the financial assets, and
2.	The asset’s contractual cash flows represent SPPI.

Debt instruments at fair value through profit or loss

FVTPL is a residual category for debt instruments. Any debt instrument, which does not meet the criteria for categorization as at amortized cost or as FVTOCI, is classified as at FVTPL.

Equity instruments

All equity investments in scope of IFRS 9 are measured at fair value. Equity instruments which are held for trading are classified as at FVTPL with all changes recognised in the Consolidated Statement of Income.

For all other equity instruments, the Group may make an irrevocable election to present in OCI, the subsequent changes in the fair value. The Group makes such election on an instrument-by-instrument basis. If the Group decides to classify an equity instrument as at FVTOCI, then all fair value changes on the instrument, excluding dividends and impairment loss, are recognised in OCI. There is no recycling of the amounts from the OCI to the Consolidated Statement of Income, even on sale of the investment. However, the Group may transfer the cumulative gain or loss within categories of equity.

iii.	Impairment of financial assets

In accordance with IFRS 9, the Group applies the expected credit loss (“ECL”) model for measurement and recognition of impairment loss on financial assets and credit risk exposures.

ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the entity expects to receive (i.e., all cash shortfalls), discounted at the EIR of the instrument. Lifetime ECL are the expected credit losses resulting from all possible default events over the expected life of a financial instrument. The 12-month ECL is a portion of the lifetime ECL which results from default events that are possible within 12 months after the reporting date.

The Group follows ‘simplified approach’ for recognition of impairment loss allowance on trade receivables, which do not have a significant financing component as per IFRS 15. Simplified approach does not require the Group to track changes in credit risk. Rather, it recognises impairment loss allowance based on lifetime ECL at each reporting date, right from its initial recognition.

For recognition of impairment loss on other financial assets and risk exposure, the Group determines that whether there has been a significant increase in the credit risk since initial recognition. If credit risk has not increased significantly, 12-month ECL is used to provide for impairment loss. However, if credit risk has increased significantly, lifetime ECL is used. If, in a subsequent period, credit quality of the instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then the entity reverts to recognising impairment loss allowance based on 12-month ECL.

ECL impairment loss allowance (or reversal) recognised during the period is recognised as income/ expense in the Consolidated Statement of Income.

iv.	Classification and subsequent measurement of financial liabilities

All financial liabilities are recognised initially at its fair value, adjusted by directly attributable transaction costs.

The measurement of financial liabilities depends on their classification, as described below:

▪	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. The Group does not have any financial liabilities classified at fair value through profit or loss.

▪	Financial liabilities measured at amortised cost

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in the Consolidated Statement of Income when the liabilities are derecognised.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the Consolidated Statement of Income.

Derivative financial instruments

The Group uses derivative financial instruments (“derivatives”) to reduce its exposure to interest rate movements.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in consolidated statements of income immediately.

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

Equity shares

Equity shares are classified as equity. The Group defers costs in issuing or acquiring its own equity instruments to the extent they are incremental costs directly attributable to an equity transaction that otherwise would have been avoided.  Such costs are accounted for as a deduction from equity (net of any related income tax benefit) upon completion of the equity transaction. The costs of an equity transaction which is abandoned is recognized as an expense.

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

(*) The operating cycle for the business activities of the Group is considered to be twelve months except in case of catalogue sales, which have been ascertained as two years for the purpose of current / non-current classification of assets.

A liability is current when:

•	It is expected to be settled in the normal operating cycle
•	It is held primarily for the purpose of trading
•	It is due to be settled within twelve months after the reporting period or
•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The Group classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as non-current assets and liabilities.

Year Ended March 31, 2019 Compared to Year Ended March 31, 2018

	Year ended March 31,				As a % of revenue
	2019	2018	Change %		2019	2018
	(in thousands)
Revenue	$270,126	$261,253	3.4%		100.0	100.0
Cost of sales	(155,396)	(134,708)	15.4%		57.5	51.6
Gross profit	114,730	126,545	(9.3%	)	42.5	48.4
Administrative costs	(87,134)	(68,029)	28.1%		32.3	26.0
Operating profit before exceptional item	27,596	58,516	(52.8%	)	10.2	22.4
Impairment loss	(423,335)	—	(100%	)	156.7	_
Operating profit/(loss)	(395,739)	58,516	(776.3%	)	(146.5)	22.4
Net finance costs	(7,674)	(17,813)	(56.9%	)	2.8	6.8
Other gains/(losses), net	288	(41,321)	(100.7%	)	(0.1)	15.8
Profit/(loss) before tax	(403,125)	(618)	(65130.6%	)	(149.2)	(0.2)
Income tax	(7,328)	(9,127)	(19.7%	)	2.7	3.5
Profit/(loss) for the year	$(410,453)	$(9,745)	(4111.9%	)	(151.9)	(3.7)

The following table sets forth, for the period indicated, the revenue by region of domicile of Group’s operation.

	Year ended March 31,
	2019	2018	Change (%)
	(in thousands)
India	$100,387	$98,073	2.4%
Europe	63,196	27,028	133.8%
North America	1,759	1,244	41.4%
Rest of the world	104,784	134,908	(22.3%	)
Total revenues	$270,126	$261,253	3.4%

Revenue

In fiscal 2019, Eros film slate comprised seventy-two films of which seven were medium budget and sixty five were low budget as compared to twenty four films of which one were high budget, four were medium budget and nineteen were low budget in fiscal 2018.

In fiscal 2019, the Company’s slate of seventy-two films comprised fifteen Hindi films, seven Tamil/Telugu film and fifty regional films as compared to the same period last year where its slate of twenty four films comprised fourteen Hindi films, one Tamil/Telugu film and nine regional films .

For the twelve months ended March 31, 2019, revenue was adjusted by $34.5 million as significant financing component that arises on account of normal credit terms provided to licensees of our content catalogue (on account of IFRS 15 “Revenue from Contracts with Customers) and the net revenue was to $270.1 million compared to $261.3 million for the twelve months ended March 31, 2018, due to an increase in digital and ancillary revenues.

In the twelve months ended March 31, 2019, the aggregate theatrical revenue decreased by 12.1% to $69.5 million, compared to $79.1 million for the fiscal year 2018. The variation in theatrical revenue is primarily due to the mix of films and release of more low budget films.

In the twelve months ended March 31, 2019, aggregate revenues from television syndication decreased by 20.3% to $77.5 million, compared to $97.2 million for fiscal year 2018. The decrease is mainly due to mix of films and lower catalogue revenue during the year.

In the twelve months ended March 31, 2019, the aggregate revenues from digital and ancillary increased by 44.8% to $123.1 million, compared to $85.0 million for fiscal year 2018. The increase in revenue is primarily on account of contribution from catalogue revenues and digital business and an increase in revenue from OTT platform on account of an increase in subscribers by 138% when compared to the previous year.

In the twelve months ended March 31, 2019, revenue from India increased by 2.4% to $100.4 million, compared to $98.1 million for fiscal year 2018. The variation is due to the mix of films, partially offset by an increase in revenue from digital and ancillary business.

In the twelve months ended March 31, 2019, revenue from Europe increased by 133.8% to $63.2 million, compared to $27.0 million for fiscal year 2018. This was due to higher contribution from the monetization of catalogue films from one of our subsidiary in Europe, including digital and ancillary business.

In the twelve months ended March 31, 2019, revenue from North America increased by 41.4% to $1.7 million, compared to $1.2 million for fiscal year 2018. The increase was due to increase in revenue from digital and ancillary business.

In the twelve months ended March 31, 2019, revenue from the rest of the world decreased by 22.3% to $104.8 million, compared to $134.9 million for fiscal year 2018. This was due to lower catalogue sales during the year, partially offset by increase in revenue from digital and ancillary business.

Cost of sales

For the twelve months ended March 31, 2019, cost of sales increased by 15.4% to $155.4 million, compared to $134.7 million for fiscal year 2018. The increase was mainly due to higher amortization costs, higher marketing, advertising and distribution costs.

Gross profit

In fiscal 2019 gross profit decreased by 9.3% to $114.7 million, compared to $126.5 million for fiscal 2018. The decrease was mainly due to an increase in marketing, advertising and distribution costs and adjustment on account of adoption new accounting standard in fiscal year 2019.

Adjusted EBITDA (Non-GAAP)

In fiscal 2019, adjusted EBITDA increased by 25.1% to $103.8 million, compared to $83.0 million for fiscal year 2018.The increase in Adjusted EBITDA is due to several factors including increased group revenue and increased margin from catalogue revenues and Profit before exceptional item and tax. (Refer note 39 – Adoption of IFRS 15, “Revenue from contracts with Customers”)

Administrative costs

In fiscal 2019, administrative costs increased by 28.1% to $87.1 million compared to $68.0 million for fiscal year 2018, the increase in administrative cost were mainly on account of credit impairment loss amounting to $21.4 million in fiscal year 2019 and impairment of loans and advances of $7.3 million in fiscal 2019.

Net finance costs

In fiscal 2019, net finance costs decreased by 56.9% to $7.7 million, compared to $17.8 million for fiscal year 2018 mainly due to unwinding of credit impairment loss reserve by $13.2 million and which was partially offset by lower capitalization of interest.

Other gains/(loss), net

In fiscal year 2019, other gains were increased by 100.7% to $0.3 million, compared to other losses of $41.3 million in fiscal year 2018, the gain was mainly on account of reversal of expected credit loss of $20.7 million, a credit from the Government of India amounting to $2.3 million and a foreign exchange gain of $5.6 million which was partially offset by a loss on financial liability measured at fair value amounting to $21.4 million compared to $13.8 in fiscal year 2018. In addition, there were other losses in fiscal 2018 caused by a one-time loss on deconsolidation of subsidiary amounting to $14.6 million.

Impairment loss

The Company recorded an impairment loss, totaling to $423.3 million, mainly due to high discount rate and changes in the market conditions, including decrease in projected volume primarily on account of recent credit downgrade and expected investment in film content of $150 - $160 million as more fully explained in note 2(b) to audited financial statements. The impairment loss was firstly allocated to the carrying amount of goodwill and Intangibles - trademark totaling $17.8 million and the residual amount totaling $405.5 million was allocated to Intangibles – content.

Income tax expense

In fiscal 2019, income tax expenses decreased by 19.7% to $7.3 million, compared to $9.1 million for fiscal year 2018. Effective income tax rates were 11.6% and 20% for March 31, 2019 and March 31, 2018, respectively, excluding non-deductible share-based payment charges, impairment loss and gain/loss on fair valuation of derivative liabilities. The change in effective rate principally reflects a change in the mix of the profits earned from taxable and non- taxable jurisdictions.

Net (loss)/profit

In fiscal year 2019, net loss was $410.5 million compared to $9.7 million for the fiscal year 2018, the increase was mainly on account of impairment loss of $423.3 million in fiscal year 2019.

Trade receivables

As of March 31, 2019, Trade Receivables decreased to $196.4 million from $225.0 million as of March 31, 2018 after considering expected credit loss reserve upon adoption of new accounting standards during the year.

Net debt

As of March 31, 2019, net debt decreased by 23.4% to $145.0 million from $189.2 million as of March 31, 2018 primarily on account of additional equity infusion during the year amounting $54.7 million. The equity infusion was primarily received from promoters’ group $8 million and Reliance Industries $46.7 million at $14.7 and $15 per share, respectively.

Year Ended March 31, 2018 Compared to Year Ended March 31, 2017

	Year ended March 31,				As a % of revenue
	2018	2017	Change %		2018	2017
	(in thousands)
Revenue	$261,253	$252,994	3.3%		100.0	100.0
Cost of sales	(134,708)	(164,240)	(18.0%	)	51.6	64.9
Gross profit	126,545	88,754	42.6%		48.4	35.1
Administrative costs	(68,029)	(63,309)	7.5%		26.0	25.0
Operating profit	58,516	25,445	130.0%		22.4	10.1
Net finance costs	(17,813)	(17,156)	3.8%		6.8	6.8
Other gains/(losses), net	(41,321)	14,205	(390.9%	)	15.8	5.6
(Loss)/Profit before tax	(618)	22,494	(102.7%	)	(0.2)	8.9
Income tax expense	(9,127)	(11,039)	(17.3%	)	3.5	4.4
(Loss)/Profit for the year	$(9,745)	$11,455	(185.1%	)	(3.7)	4.5

The following table sets forth, for the period indicated, the revenue by region of domicile of Group’s operation.

	Year ended March 31,
	2018	2017	Change (%)
	(in thousands)
India	$98,073	$121,966	(19.6%	)
Europe	27,028	25,686	5.2%
North America	1,244	2,549	(51.2%	)
Rest of the world	134,908	102,793	31.2%
Total revenues	$261,253	$252,994	3.3%

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

Adjusted EBITDA (Non-GAAP)

In fiscal 2018, adjusted EBITDA increased by 49.0% to $83.0 million, compared to $55.7 million in fiscal 2017 primarily due to our improved margins reflecting the higher proportionate of catalogue revenues, relative to the lower cost of the mix of new film releases and the resulting lower amortization charge partially offset due to net foreign exchange losses incurred in fiscal 2018 when compared to net foreign exchange gains earned in fiscal 2017.

Adjusted Gross EBITDA (Non-GAAP)

In fiscal 2018, adjusted Gross EBITDA increased by 3.8% to $198.2 million, compared to $191.0 million in fiscal 2017. As a percentage of revenues, our adjusted gross EBITDA was 75.9%, compared to 75.5% in fiscal 2017. This was mainly due to net foreign exchange losses incurred during the fiscal 2018 compared to net foreign exchange gains earned in fiscal 2017 partially offset due to our improved margins reflecting the higher proportionate of catalogue revenues.

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

Other gains/(loss), net

In fiscal 2018, other losses were $41.3 million, compared to other gains of $14.2 million in fiscal 2017, mainly on account of loss on financial liabilities measured at fair value through profit and loss, including derivative financial instrument, and unrealised exchange losses recorded in fiscal 2018 compared to gains recorded in fiscal 2017. In addition, due to certain non-recurring items such as loss on deconsolidation of a subsidiary amounting $14.6 million, impairment on available-for-sale financial asset amounting to $2.4 million and net loss incurred on de-recognition of financial assets amounting to $3.6 million arising on assignment and novation of trade receivable and trade payables with no recourse.

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

Exchange rates

Our functional and reporting currency is the U.S. dollar. Transactions in foreign currencies are translated at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated into U.S. dollars at the exchange rates ruling on the date of the applicable statement of financial position. For the purposes of consolidation, all income and expenses are translated at the average rate of exchange during the period covered by the applicable statement of income and assets and liabilities are translated at the exchange rate ruling on the date of the applicable statement of financial position.

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and U.S. dollars based on the noon buying rate in the City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low
Fiscal Year
2011	44.54	45.46	47.49	43.90
2012	50.89	48.01	53.71	44.00
2013	54.52	54.36	57.13	50.64
2014	60.35	60.35	68.80	53.65
2015	62.58	61.15	63.70	58.46
2016	66.25	65.39	68.84	61.99
2017	64.85	67.01	68.86	64.85
2018	65.11	64.46	65.71	63.38
2019	69.16	69.91	74.33	64.92

Months
April 2018	66.50	65.67	66.92	64.92
May 2018	67.40	67.51	68.38	66.52
June 2018	68.46	67.79	68.81	66.87
July 2018	68.54	68.68	69.01	68.42
August 2018	71.00	69.63	71.00	68.37
September 2018	72.54	72.24	72.98	71.58
October 2018	73.95	73.57	74.33	72.91
November 2018	69.62	71.73	73.45	69.62
December 2018	69.58	70.76	72.44	69.58
January 2019	70.94	70.67	71.40	69.58
February 2019	70.83	71.18	71.66	70.56
March 2019	69.16	69.49	70.91	68.60
April 2019	69.64	69.41	70.19	68.58
May 2019	69.63	69.77	70.62	69.08
June 2019	68.92	69.39	69.83	68.92

(1)	Represents the average of the U.S. dollar to Indian Rupee exchange rates on the last day of each month during the period for all fiscal years presented, and the average of the noon buying rate for all days during the period for all months presented.

This volatility in the Indian Rupee as compared to the U.S. dollar and the increasing exchange rate has impacted our results of operations as shown in the table below comparing the reported results against constant currency comparable based upon the average rate of exchange for the year ended March 31, 2019, of INR 69.91 to $1.00. In addition to the impact on gross profit, the volatility during the year ended March 31, 2019 also led to a non-cash foreign exchange gain of 5.6 million principally on retail bond foreign currency in the year ended March 31, 2019 compared to non-cash foreign exchange loss of 6.2 million principally on retail bond foreign currency in the year ended March 31, 2018.

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

	Year ended March 31,
	2019		2018		2017
	Reported	Constant Currency (Non-GAAP)	Reported	Constant Currency (Non-GAAP)	Reported	Constant Currency (Non-GAAP)
			(in thousands)
Revenue	$270,126	270,126	$261,253	251,279	$252,994	$242,109
Cost of sales	(155,396)	(155,396)	(134,708)	(128,095)	(164,240)	(159,577)
Gross Profit	$114,730	114,730	$126,545	123,184	$88,754	$82,532

The percentage change for the data comparing the constant currency amounts against the reported results referenced in the table above:

	Year ended March 31,
	2019	2018	2017
		(in thousands)
Revenue	—%	3.8%	4.3%
Cost of sales	—%	4.9%	2.8%
Gross profit	—%	2.7%	7.0%

The Indian Rupee experienced an approximately 5.9% decrease in value as compared to the U.S. dollar in the fiscal year 2019. In the fiscal year 2018, it decreased by 0.4%.

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

	Year ended March 31,
	2019	2018	2017
	(in thousands)
Current assets(*)	$351,597	$339,562	$362,477
Current liabilities	318,672	239,327	316,101
Working capital	$32,925	$100,235	$46,376

(*) including trade receivables classified as current asset based on operating cycle of two years.

The decrease in working capital as at March 31, 2019 as compared to March 31, 2018 was primarily the result of an increase in short-term borrowings amounting to $208.9 million as at March 31, 2019 from $152 million as at March 31, 2018 due to overdraft against restricted deposits and loan installments due within 12 months.

For additional information, please see Note 2(a) and Note 32 to our audited Consolidated Financial Statements appearing elsewhere in this annual report.

Indebtedness

As of March 31, 2019, we had aggregate outstanding indebtedness of $281.5 million, and cash and cash equivalents of $89.1 million. As at March 31, 2019, the total available facilities were comprised of (i) secured credit, bill discounting and overdraft, secured term loans, and vehicle loans of $84.6 million at Eros India, (ii) secured overdraft amounting to $16.8 million at Eros International Limited.(iii) secured term loans of $46.5 million at Eros World Wide FZ LLC, (iv) vehicle loan of $0.074 million at Eros Digital FZ LLC. In addition, Eros International plc has debt of $65.2 million in relation to a retail bond offering for £50 million in October 2014 and Senior Convertible Notes amounting to $68.3 million issued in December 2017. As at March 31, 2019, there were undrawn amounts under our facilities of $468.

As of March 31, 2019
(in thousands)
Eros India
Secured credit, bill discounting and overdraft	$70,011
Secured term loans	$14,282
Vehicle loans	$308
Total	$84,601
Eros International plc
Retail Bond	$65,215
Senior Convertible Notes	$68,349
Total	$133,564
Eros International Limited
Secured overdraft	$16,783
Total	$16,783
Eros Digital FZ LLC
Vehicle loans	$74
Total	$74
Eros World Wide FZ LLC
Secured term loan	$46,497
Total	$46,497

Total	$281,519

Certain of our borrowings and loan agreements, including our new credit facility, contain customary covenants, including covenants that restrict our ability to incur additional indebtedness, create or permit liens on our assets or engage in mergers and acquisitions. Such agreements also contain various customary events of default with respect to the borrowings, including the failure to pay interest or principal when due and cross default provisions, and, under certain circumstances, lenders may be able to require repayment of loans to Eros India prior to their maturity. If an event of default occurs and is continuing, the principal amounts outstanding, together with all accrued unpaid interest and other amounts owed may be declared immediately due and payable by the lenders. If such an event were to occur, we would need to pursue new financing that may not be on as favourable terms as our current borrowings. We are currently in full compliance with all of our agreements governing indebtedness.

Borrowings under our term loan facilities, overdraft facility and revolving credit facilities at Eros India matures between 2019 and 2023 and bear interest at fluctuating interest rates pursuant to the relevant sanction letter governing such loans.

We expect to renew, replace or extend our borrowings as they reach maturity. As at March 31, 2019, we had net undrawn amounts of $468 available.

The Notes

On December 06, 2017, the Company closed a registered direct offering (the “Offering”) of $122,500,000 aggregate principal amount of the Company’s Senior Convertible Notes (collectively, the “Notes”) and a Warrant (collectively, the “Warrants”) to purchase up to 2,000,000 of the Company’s A ordinary shares, for an aggregate purchase price of $100,000,000. The Notes and Warrants were issued and sold pursuant to a Securities Purchase Agreement, dated as of December 4, 2017, by and among the Company and the buyers party thereto (the “Purchase Agreement”).The Offering was effected pursuant to a prospectus supplement dated December 1, 2017 under the Company’s Registration Statement on Form F-3 (Registration No. 333-219708), as amended (the “Registration Statement”). The Registration Statement was declared effective on October 2, 2017.

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

The Company will make monthly payments consisting of an amortizing portion of the principal of each Note equal to $3,500,000 and accrued and unpaid interest and late charges on the Note. Provided equity conditions referred to in the prospectus dated December 1, 2017 (under the company’s registrant statement) have been satisfied, the Company may make a monthly payment by converting such payment amount into A ordinary shares. Alternatively the Company may, at its option, make monthly payments by redeeming such payment amount in cash, or by any combination of conversion and redemption.

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

The option to purchase warrants has expired in June 2018.

Sources and uses of cash

	Year Ended March 31,
	2019	2018	2017
	(in thousands)
Net cash from operating activities	$74,966	$83,243	$98,993
Net cash used in investing activities	$(157,733)	$(185,420)	$(175,191)
Net cash from financing activities	$84,117	$77,415	$5,929

Cash flow movement for the year ended March 31, 2019 compared to year ended March 31, 2018

Net cash generated from operating activities in fiscal year 2019 was $75.0 million compared to $83.2 million in the in fiscal year 2018, a decrease of $8.2 million, or 9.9%, primarily due to decrease in working capital movement of $65.1 million, mainly attributable to increase in trade receivables by $88.5 million and increase in trade payables by $23.4 million and as a result of lower operating profit before exceptional item generated in fiscal year 2019 as compared to fiscal year 2018.

Net cash used in investing activities in fiscal year 2019 was $157.7 million compared to $185.4 million in fiscal year 2018, a decrease of $27.7 million, or 14.9%, primarily as a result of investment in restricted deposits amounting to $53.5 million in fiscal year 2019 and offset by the decrease in purchase of intangible film rights and content rights in fiscal year 2019 was $107.7 million, compared to $186.8 million in fiscal year 2018, decrease of $79.1 million, or 42.3%.

Net cash from financing activities in fiscal year 2019 was $84.1 million compared to $77.4 million in fiscal year 2018, an increase of $6.7 million, or 8.7%, primarily as a result of the proceeds from the issuance of share capital and an increase in short-term borrowings in fiscal year, 2019.

Cash flow movement for the year ended March 31, 2018 compared to year ended March 31, 2017

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

Net cash used in investing activities in fiscal year 2018 was $185.4 million, compared to $175.2 million in fiscal year 2017, an increase of $10.2 million, or 5.8%, due to the change in mix of films released in fiscal year 2018. The purchase of intangible film rights and content rights in fiscal year 2018 was $186.8 million, compared to $173.5 million in fiscal year 2017, an increase of $13.3 million, or 7.7%.

Net cash generated from financing activities in fiscal year 2018 was $77.4 million, compared to $5.9 million in fiscal year 2017, an increase of $71.5 million, or 1,205.7%, primarily due proceeds from issue of share capital of $16.6 million, proceeds from sale of shares of a subsidiary of $40.2 million and share application money of 18.0 million.

Capital expenditures

In fiscal year 2019, the company invested over $264.3 million (of which cash outflow is $107.7 million) in film content, and in fiscal 2020 the company expects to invest approximately $150 to $160 million in film content.

C. Research and Development

Not applicable

D. Trend Information

Standards, amendments and Interpretations to existing Standards that are not yet effective and have not been adopted early by the Group.

At the date of authorization of these financial statements, several new, but not yet effective, accounting standards, amendments to existing standards, and interpretations have been published by the IASB. None of these standards, amendments or interpretations have been adopted early by the Group.

Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New Standards, amendments and Interpretations neither adopted nor listed below have not been disclosed as they are not expected to have a material impact on the Group’s financial statements.

IFRS 16 “Leases”

IFRS 16 will replace IAS 17 ‘Leases’ and three related Interpretations. IFRS 16 Leases provides a unified model for all leases, whether they shall require recognition of liabilities with corresponding right-of-use assets in the consolidated statement of financial position. With respect to the cash flow statement, the portion of the annual lease payments recognized as a reduction of the lease liability will be recognized as an outflow from financing activities, which currently is fully recognized as an outflow from operating activities. There are two important reliefs provided by IFRS 16 for assets of low value and short-term leases of less than 12 months. IFRS 16 is effective from periods beginning on or after January 1, 2019 and considering that the Company follows April to March financial year, it is effective for the Company for financial years beginning on April 1, 2019. Early adoption is permitted; however, the Group have decided not to early adopt.

Management is in the process of assessing the full impact of the Standard. So far, the Group:

a)	believes that the most significant impact will be that the Group will need to recognize a right of use asset and a lease liability for the office buildings currently treated as operating leases. At March 31, 2019, the future minimum lease payments on leases which will require on-balance sheet treatment amounted to $1,848. This will mean that the nature of the expense of the above cost will change from being an operating lease expense to depreciation and interest expense.
b)	concludes that there will not be a significant impact to the finance leases currently held on the statement of financial position
c)	is planning to adopt IFRS 16 on April 1, 2019 using the standard’s modified retrospective approach. Under this approach the cumulative effect of initially applying IFRS 16 is recognized as an adjustment to equity at the date of initial application. Comparative information is not restated. Choosing this transition approach results in further policy decisions the Group need to make as there are several other transitional reliefs that can be applied. These relate to those leases previously held as operating leases and can be applied on a lease-by-lease basis. Considering such reliefs, the Group has tentatively decided to not consider initial direct costs on leases outstanding on April 1, 2019, and use as discount rate, the incremental borrowing rate as at April 1, 2019 for existing leases. Further, the Group has tentatively decided to use the approach that allows the right-of-use asset to be recognized at an amount equal to the liability as at the date of initial application. Based on such approach the additional liability and asset as April 1, 2019 shall be around $1,590.

These impacts are based on the assessments undertaken to date. The exact financial impacts of the accounting changes of adopting IFRS 16 at April 1, 2019 may be revised.

IFRIC 23 – “Uncertainty over Income Tax Treatments”

In June 2017, the IFRIC issued IFRIC 23 – “Uncertainty over Income Tax Treatments” (“IFRIC 23”) to clarify the accounting for uncertainties in income taxes, by specifically addressing the following:

• the determination of whether to consider each uncertain tax treatment separately or together with one or more uncertain tax treatments;

• the assumptions an entity makes about the examination of tax treatments by taxations authorities;

• the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates where there is an uncertainty regarding the treatment of an item; and

• the reassessment of judgements and estimates if facts and circumstances change.

IFRIC 23 is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted.

On initial application, the requirements are to be applied by recognizing the cumulative effect of initially applying them in retained earnings, or in other appropriate components of equity, at the start of the reporting period in which an entity first applies them, without adjusting comparative information. Full retrospective application is permitted, if an entity can do so without using hindsight.

The Company expect the adoption of this standard will have no material impact on its consolidated financial statements.

IAS 19 – “Employee Benefits”

In February 2018, the IASB issued amendments to IAS 19 – “Employee Benefits” regarding plan amendments, curtailments and settlements. The amendments are as follows:

• If a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement;

• In addition, amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding asset ceiling.

The above amendments are effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted but must be disclosed.

The Company expects the adoption of these amendments will have no material impact on its consolidated financial statements.

IFRS 3 “Business Combinations”

In October 2018, the IASB issued amendments to IFRS 3 “Business Combinations” regarding the definition of a “Business.” The amendments:

• clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;

• narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;

• add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;

• remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; and

• add an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The above amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

IAS 1 “Presentation of Financial Statements”

In October 2018, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” (“IAS 1”) and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” (“IAS 8”) which revised the definition of “Material.” Three aspects of the new definition should especially be noted, as described below:

• Obscuring: The existing definition only focused on omitting or misstating information, however, the Board concluded that obscuring material information with information that can be omitted can have a similar effect. Although the term obscuring is new in the definition, it was already part of IAS 1 (IAS 1.30A);

• Could reasonably be expected to influence: The existing definition referred to “could influence” which the Board felt might be understood as requiring too much information as almost anything “could influence” the decisions of some users even if the possibility is remote;

• Primary users: The existing definition referred only to ‘users’ which again the Board feared might be understood too broadly as requiring them to consider all possible users of financial statements when deciding what information to disclose.

The amendments highlight five ways in which material information can be obscured:

• if the language regarding a material item, transaction or other event is vague or unclear;

• if information regarding a material item, transaction or other event is scattered in different places in the financial statements;

• if dissimilar items, transactions or other events are inappropriately aggregated;

• if similar items, transactions or other events are inappropriately disaggregated; and

• if material information is hidden by immaterial information to the extent that it becomes unclear what information is material.

The new definition of material and the accompanying explanatory paragraphs are contained in IAS 1. The definition of material in IAS 8 has been replaced with a reference to IAS 1.

The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

v. In October 2018, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” (“IAS 1”) and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” (“IAS 8”) which revised the definition of “Material.” Three aspects of the new definition should especially be noted, as described below:

•	Obscuring: The existing definition only focused on omitting or misstating information, however, the Board concluded that obscuring material information with information that can be omitted can have a similar effect. Although the term obscuring is new in the definition, it was already part of IAS 1 (IAS 1.30A);
•	Could reasonably be expected to influence: The existing definition referred to “could influence” which the Board felt might be understood as requiring too much information as almost anything “could influence” the decisions of some users even if the possibility is remote;
•	Primary users: The existing definition referred only to ‘users’ which again the Board feared might be understood too broadly as requiring them to consider all possible users of financial statements when deciding what information to disclose.
•	The amendments highlight five ways in which material information can be obscured:
•	if the language regarding a material item, transaction or other event is vague or unclear;
•	if information regarding a material item, transaction or other event is scattered in different places in the financial statements;
•	if dissimilar items, transactions or other events are inappropriately aggregated;
•	if similar items, transactions or other events are inappropriately disaggregated; and
•	if material information is hidden by immaterial information to the extent that it becomes unclear what information is material.

The new definition of material and the accompanying explanatory paragraphs are contained in IAS 1. The definition of material in IAS 8 has been replaced with a reference to IAS 1.

The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

For additional information, please see Note 40 to our audited Consolidated Financial Statements appearing elsewhere in this annual report.

Quarterly Financial Information

The table below presents our selected unaudited quarterly results of operations for the four quarters in the fiscal year ended March 31, 2019. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. We have prepared the unaudited financial data for the quarters presented on the same basis as our audited consolidated financial statements. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods.

	Three Months Ended
	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
	(dollars in thousands)
Selected Quarterly Results of Operations
Revenue	$60,212	$63,425	$76,744	$69,745
Cost of sales	(36,571)	(38,114)	(44,459)	(36,252)
Gross profit	23,641	25,311	32,285	33,493
Administrative costs	(13,219)	(16,894)	(19,130)	(37,891)
Operating profit before exceptional item	10,422	8,417	13,155	(4,398)
Impairment Loss	—	—	—	(423,335)
Operating profit/(loss)	10,422	8,417	13,155	(427,733)
Net finance costs	(2,348)	284	(3,925)	(1,685)
Other gains/(losses), net	(14,685)	6,426	7,462	1,085
Profit/(loss) before tax	(6,611)	15,127	16,692	(428,333)
Income tax	(2,879)	(1,711)	(2,218)	(520)
Profit/(loss) for the year	$(9,490)	$13,416	$14,474	$(428,853)

OTHER NON-GAAP MEASURES
EBITDA(1)	$(3,544)	$15,410	$21,141	$(426,195)
Adjusted EBITDA (1)	$27,510	$27,492	$35,776	$13,067
Gross Adjusted EBITDA (1)	$56,005	$59,320	$71,611	$47,064
Gross Revenue(2)	$66,622	$72,262	$86,661	$79,048
OPERATING DATA
High budget film releases(3)	—	—	—	—
Medium budget film releases(3)	1	4	2	—
Low budget film releases(3)	13	13	23	16
Total new film releases(3)	14	17	25	16

(1)	We use EBITDA, Adjusted EBITDA and Gross Adjusted EBITDA as supplemental financial measures. EBITDA is defined by us as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs). Adjusted EBITDA is defined as EBITDA adjusted for (gain)/impairment of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivative financial instruments), transactions costs relating to equity transactions, share based payments, Loss / (Gain) on sale of property and equipment, Loss on de-recognition of financial assets measured at amortized cost, net, Credit impairment loss, net, Loss on financial liability (convertible notes) measured at fair value through profit and loss, Loss on deconsolidation of a subsidiary and exceptional items such as impairment of goodwill, trade-mark, film and content rights and content advances. Gross Adjusted EBITDA is defined as Adjusted EBITDA adjusted for amortization of intangible film and content rights. EBITDA, Adjusted EBITDA and Gross Adjusted EBITDA as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. EBITDA Adjusted EBITDA and Gross Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. EBITDA, Adjusted EBITDA and Gross Adjusted EBITDA provide no information regarding a Company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position. However, our management team believes that EBITDA, Adjusted EBITDA and Gross Adjusted EBITDA are useful to an investor in evaluating our results of operations because these measures:

•	are widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;
•	help investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and
•	are used by our management team for various other purposes in presentations to our board of directors as a basis for strategic planning and forecasting.

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

The following table sets forth the reconciliation of our net income to EBITDA, Adjusted EBITDA and Gross Adjusted EBITDA:

	Three Months Ended
	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
	(in thousands)
(Loss)/Profit for the year	$(9,490)	$13,416	$14,474	$(428,853)
Income tax expense	2,879	1,711	2,218	520
Net finance costs	2,348	(284)	3,925	1,685
Depreciation	248	279	296	226
Amortization(a)	471	288	228	227
EBITDA (Non-GAAP)	(3,544)	15,410	21,141	(426,195)
Share based payments(b)	4,430	6,686	3,957	6,488
Reversal credit impairment losses/(gains)	(4,581)	(5,982)	(3,895)	(6,240)
Loss on de-recognition of financial assets measured at amortized cost, net	1,304	1,464	1,566	1,654
Credit impairment losses, net	1,919	2,657	4,350	1,747
Loss /(Gain) on sale of property and equipment	—	—	3	94
Loss on financial liability (convertible notes) measured at fair value through profit and loss	21,323	(1,580)	(1,263)	2,918
Adjustment arisen from significant discounting, component	6,410	8,837	9,917	9,303
Closure of derivative asset	249	—	—	—
Impairment Loss	—	—	—	423,335
Others	—	—	—	(37)
Adjusted EBITDA (Non-GAAP)	$27,510	$27,492	$35,776	$13,067
Amortization of intangible film and content rights	28,495	31,828	35,835	33,997
Gross Adjusted EBITDA (Non-GAAP)	$56,005	$59,320	$71,611	$47,064

_________________

a)	Includes only amortization of intangible assets other than intangible content assets.
b)	Consists of compensation costs recognised with respect to all outstanding plans and all other equity settled instruments.

(2)	Gross Revenue is defined as revenue reported under IFRS adjusted in respect of a significant financing component that arises on account of normal credit terms provided to licensees of our content catalogue, thereby excluding the effects of IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”). We adopted IFRS 15 on April 1, 2018, using the modified retrospective method applied to all contracts as of April 1, 2018. For certain content licensing arrangements, our collection period ranges between 2 – 3 years from contract inception date. Under IFRS 15, for arrangements where the implied collection period (or normal credit term) is considered to be more than one year, revenue is recognized after adjusting the promised amount of consideration for a significant financing component, using the discount rate that would be reflected in a separate financing transaction between the entity and its customer at contract inception. Gross Revenue includes such financing component with our revenue under IFRS.

	Three Months Ended
	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
	(in thousands)
Revenue	60,212	63,425	76,744	69,745
Adjustment towards significant financing component	6,410	8,837	9,917	9,303
Gross Revenue	66,622	72,262	86,661	79,048

(3)	Includes films that were released by us directly and licensed by us for release.

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

As of March 31, 2019, the Group has provided certain stand-by letters of credit amounting to $53.6 million (2018: $53.9 million) which are in the nature of performance guarantees issued while entering into film co-production contracts and are valid until funding obligations under these contracts are met. These guarantees, issued in connection with outstanding content commitments, have varying maturity dates.

In addition, the Group issued financial guarantees amounting to $0.05 million (2018: $1.2 million) in the ordinary course of business, having varying maturity dates up to the next 12 months. The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations.

The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

F. Contractual Obligations

We have commitments under certain firm contractual arrangements, or firm commitments, to make future payments. These firm commitments secure future rights to various assets and services to be used in the normal course of our operations. The following table summarizes our firm commitments as of March 31, 2019.

	As of March 31, 2019
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Recorded Contractual Obligations
Debt	$281,519	$209,180	$72,339	$—	$—

Unrecorded Contractual Obligations
Operating leases	1,266	401	865	—	—
Film entertainment rights purchase obligations(1)	301,660	101,001	142,554	58,105	—
Interest payments on debt (2)	29,016	21,820	7,196	—	—
Total	331,942	123,222	150,615	58,105	—

(1)	The amounts disclosed as Film entertainment rights purchase obligations are mutually agreed terms and are presently disclosed on best estimate basis.
(2)	The amounts shown in the table include future interest payments on variable and fixed rate debt at current interest rates ranging from 1.8% to 15.75%.

G. Safe Harbor

See “Special Note Regarding Forward-Looking Statements” at the beginning of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Our board of directors presently consists of seven directors.

The following table sets forth the name, age (as at July 30, 2019) and position of each of our directors and executive officers as at the date hereof.

Name	Age	Position/s
Directors
Kishore Lulla	57	Executive Chairman and Group Chief Executive Officer and Managing Director
Prem Parameswaran	50	Executive Director, President of North America & Group Chief Financial Officer
Sunil Lulla	55	Director, Executive Vice Chairman
Dilip Thakkar(1)(2)(3)(4)	82	Director, Chairman of Audit Committee
David Maisel(1)	57	Director
Rishika Lulla Singh	32	Director
Shailendra Swarup(1)(2)(3)(4)	74	Director, Chairman of Remuneration Committee and Nomination Committee
Dhirendra Swarup(1)(2)(5)	74	Director
Senior Management
Mark Carbeck	47	Chief Corporate & Strategy Officer
Pranab Kapadia	47	Head of International Distribution
Surender Sadhwani	63	President of Middle East Operations

______________

(1)	Independent Director
(2)	Member of the Audit Committee
(3)	Member of the Remuneration Committee
(4)	Member of the Nomination Committee
(5)	Mr. Dhirendra Swarup was appointed as a Director with effect from July 31, 2019.

Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.

Directors

Mr. Kishore Lulla is the Group Chief Executive Officer, Managing Director and our Executive Chairman. Mr. Lulla received a bachelor’s degree in arts from the Mumbai University. He has over 36 years of experience in the media and film industry. He has served as a director since April 2006. He is a member of the British Academy of Film and Television Arts and Young Presidents’ Organization and is also a board member of the School of Film at the University of California, Los Angeles. He has been honored at the Asian Business Awards 2007 and the Indian Film Academy Awards 2007 for his contribution in taking Indian cinema global. In 2010, Mr. Lulla was awarded the “Entrepreneur of the Year” at the GG2 Leadership and Diversity Awards and in 2014, Forbes Asia featured Mr. Lulla in the list of ‘Best under a Billion’. He was also honored with the 2014 Global Citizenship Award by the American Jewish Committee, a leading global Jewish advocacy organization. Mr. Lulla also received the Entertainment Visionary award at the 2015 Annual Gala Dinner from the Asia Society Southern California. In 2015, he was invited to attend the “billionaires’ summer camp” in Sun Valley, an annual gathering of the world’s most powerful entrepreneurs and business executives. As our Chairman, he has been instrumental in expanding our presence in the United Kingdom, the United States, Dubai, Australia, Fiji and other international markets. In 2018, he was featured in the Variety 500 list of “influential business leaders shaping the global $2 trillion entertainment industry”. Mr. Kishore Lulla is the father of Mrs. Rishika Lulla Singh, the brother of Mr. Sunil Lulla and a cousin of Mr. Vijay Ahuja and Mr. Surender Sadhwani.

Mr. Prem Parameswaran is our Executive Director, Group Chief Financial Officer and President of Eros International Plc’s North American operations. Mr. Parameswaran joined us in June 2015 and was appointed to our Board of Directors in December 2018. Mr. Parameswaran has over 23 years of experience in investment banking, advising clients in the global telecommunications, media and technology sector, including on mergers and acquisitions and public, private equity and debt financings. Mr. Parameswaran previously served as the Global Head of Media and Telecommunications Investment Banking at Jefferies LLC. Prior to Jefferies, he was the Americas Head of Media & Telecom at Deutsche Bank and also previously worked at both Goldman Sachs and Salomon Brothers. Throughout his career, he has executed over 300 transactions. Mr. Parameswaran graduated from Columbia University with a bachelor’s degree in arts and received a master’s degree in business administration from Columbia Business School. Mr. Parameswaran also serves on the boards of the Columbia University Alumni Trustee Nominating Committee and the Program for Financial Studies at Columbia Business School. In 2018 Mr. Parameswaran was named one of the “10 most Dynamic CFOs to watch” by Insights Success magazine. In January 2019, Mr. Parameswaran was appointed to President Trump’s Advisory Commission on Asian Americans and Pacific Islanders.

Mr. Sunil Lulla is an Executive Director in our Company and is the Executive Vice Chairman and Managing Director of Eros India. He received a bachelor’s degree in commerce from the Mumbai University. Mr. Lulla has over 25 years of experience in the media and entertainment industry. Mr. Lulla has valuable relationships with talent in the Indian film industry and has been instrumental in our expansion into distribution in India as well as into home entertainment and music. He has served as a director since April 2006 and led to our growth within India for many years before being appointed as the Executive Vice Chairman and Managing Director of Eros India on September 28, 2009. Mr. Sunil Lulla is the brother of Mr. Kishore Lulla, uncle of Mrs. Rishika Lulla Singh and the cousin of Mr. Ahuja and Mr. Surender Sadhwani.

Mr. Dilip Thakkar is an Independent Director in our Company. Mr. Thakkar received bachelor’s a degree in commerce and in law from Mumbai University. A practicing chartered accountant since 1961, Mr. Thakkar has significant financial experience. He is a senior partner of Jayantilal Thakkar & Co, Chartered Accountants and a member of the Institute of Chartered Accountants in India. In 1986, he was appointed by the Reserve Bank of India as a member of the Indian Advisory Board for HSBC Bank and for the British Bank of the Middle East for a period of eight years. He is the former president of the Bombay Chartered Accountants’ Society and was then, the chairman of its International Taxation Committee. Mr. Thakkar serves as an independent director of seven public limited companies and seven private limited companies in India and twelve foreign companies. He has served as a director since April 2006.

Mr. David Maisel is an Independent Director in our Company. Mr. Maisel is the chairman of Mythos Studios, which he and Scooter Braun launched in early 2018. Mr. Maisel was an advisor to Rovio, the owner of Angry Birds, from 2011 - 2017 and is the executive producer of the Angry Birds feature film which was released in May 2016. Mr. Maisel is also a director at Gaia, a NASDAQ listed company. Prior to this, he served in senior executive positions at Marvel Entertainment from 2003 until 2010, where he conceived and spearheaded the creation of Marvel Studios, launch of the “Iron Man” franchise and Marvel’s 2010 sale to Disney. At Marvel, he served as the chairman of Marvel Studios from 2007 to 2009 and also served in the office of the Chief Executive for its parent company, Marvel Entertainment from 2006 to 2009. He was also the executive producer of “Iron Man,” “The Incredible Hulk,” “Iron Man 2,” “Thor” and “Captain America: The First Avenger”. Prior to Marvel, Mr. Maisel served in senior executive positions at Endeavor Talent Agency, Disney, Creative Artists Agency, Chello Broadband and The Boston Consulting Group. He is a graduate of Harvard Business School and Duke University. He has served as a director since November 2014. Mr. Maisel founded Mythos Studios in 2018 and is its Chairman.

Mrs. Rishika Lulla Singh is an Executive Director in our Company and the Chief Executive Officer of Eros Digital, which covers all of the digital initiatives for Eros including Eros Now. Mrs. Lulla Singh has been instrumental in spearheading the creation and development distribution of Eros Now within India and internationally. She graduated from the School Of Oriental and African Studies with a bachelor’s degree in arts in South Asian Studies and Management and completed a postgraduate study at the UCLA School of Theatre, Film and Television. With over five years of experience in over-the-top platforms and content, Mrs. Lulla Singh has been a key contributor in driving the growth and penetration of Eros Now, both with technological developments and relationship management to stimulate platform penetration. She was named as “Young Entrepreneur of the Year” by the 2016 Asian Business Awards. In 2018, she won the award for “Women Leadership in Industry” at the “Times National Awards for Marketing Excellence” and featured in “Top Women CEOs” by India Today. Mrs. Lulla Singh is the daughter of Mr. Kishore Lulla and the niece of Mr. Sunil Lulla. She has served as director since November 2014.

Mr. Shailendra Swarup is an Independent Director in our Company. Mr. Swarup is a practicing lawyer in India since 1965 and has over 53 years of experience as corporate attorney in India. He is senior partner of the law firm Swarup & Company, New Delhi, India. He has served as a director since July 2017. His vast experience includes advising Indian and foreign with respect to transborder transactions, acquisitions, joint ventures, technology transfers in diverse sectors and industry. He presently serves as an independent Director on the Board of 7 public companies and 3 private companies. He was one of the members of Confederation of Indian Industry ("CII") Task Force which formulated for the first time in India the Code for corporate governance. He was member of the Committee constituted by the Reserve Bank of India for governance of public sector banks and financial institutions in India. He advised National Council for Applied Economic Research on and reviewed the draft Bill of the New Electricity Act. He advised National Highways Authority of India and the Planning Commission of India on development of documentation for infrastructure Projects through build operate transfer model and public private partnership. Mr. Shailendra Swarup is a cousin of Mr. Dhirendra Swarup (i.e. son of the elder brother of the father of Mr. Dhirendra Swarup).

Mr. Dhirendra Swarup was appointed as Independent Director of the company with effect from July 31, 2019. He is a government-certified accountant and a member of the Institute of Public Auditors of India, Mr. Swarup holds a postgraduate degree in humanities. A career bureaucrat, he retired as secretary of Ministry of Finance, Government of India in 2005. He possesses a vast experience of 45 years in the finance sector and has also worked in UK, Turkey and Georgia. He served as the Chairman of Financial Sector Redress Agency Task Force appointed by Government of India, he is also on the Board of several listed companies besides acting as a member and the Chairman of several committees. In the past, he has held many key positions and responsibilities like being a member of the Board of the SEBI, a member of the Permanent High-level Committee on Financial Markets, chairman of the Pension Funds Regulatory Authority, Chief of the Budget Bureau of the Government of India, a member secretary of the Financial Sector Reforms Commission, chairman of Public Debt Management Authority Task Force, vice-Chairman of the International Network on Financial Education of OECD. Mr. Dhirendra Swarup is a cousin of Mr. Shailendra Swarup Swarup (i.e. son of the younger brother of the father of Mr. Shailendra Swarup).

Mr Vijay Ahuja retired from the company’s Board on December 20, 2018 and Mrs Jyoti Deshpande retired from company’s Board on June 28, 2019.

Senior Management

Mr. Mark Carbeck is our Chief Corporate & Strategy Officer, with management responsibility for Investor Relations, Group Merger and Acquisition, and Corporate Finance. Mr. Carbeck was formerly a director in Citigroup’s Investment Banking division in London, where he joined its New York office in 1997. He has over 23 years of experience in the investment banking and corporate finance. Mr. Carbeck previously led the European media investment banking coverage efforts at Citigroup and has deep media industry knowledge and strong relationships with major global media companies. Mr. Carbeck graduated from the University of Chicago in 1994 with a bachelor’s degree in history. Mr. Carbeck joined us in April 2014.

Mr. Pranab Kapadia is the Head of International Distribution. Mr. Kapadia attained a master’s degree in management studies from the Mumbai University, majoring in Finance. He has over 24 years of experience in the Indian television & film industry, previously having served Zee Network for 10 years as Head of Operations & Programming (Europe) and later as Business Head of Adlabs Films (U.K.) Limited for one year. Mr. Kapadia brings with him significant insight and a strong understanding of the entertainment needs of South Asians internationally. He joined us in 2007.

Mr. Surender Sadhwani is our President of Middle East operations. Mr. Sadhwani received a post graduate degree in commerce from the University of Madras in 1980. He has over 22 years of experience in the banking industry through his work with Andhra Bank in Chennai. In addition, Mr. Sadhwani spent several years in finance and account management for Hartmann Electronics in their Dubai office. He joined our Middle East operations in April 2004 and was promoted to President of Middle East operations in April 2006. Mr. Sadhwani is a cousin of Mr. Kishore Lulla and Mr. Sunil Lulla.

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

The compensation of our non-executive directors is set by our board of directors as a whole, after consulting with outside experts or advisors.

The following tables and footnotes show the remuneration of each of our directors for fiscal 2019:

	Year ended March 31,
	2019 Salary	2019 Director Fees	2019 Benefits(1)	2019 Total	2018 Total
	(in thousands)
Kishore Lulla	$1,432	$—	$—	$1,432	$1,331
Jyoti Deshpande	—	—	—	—	1,060
Vijay Ahuja(3)	221	—	—	221	318
Sunil Lulla(2)	683	77	18	778	678
Naresh Chandra	—	—	—	—	103
Dilip Thakkar	—	78	—	78	81
David Maisel	—	95	—	95	95
Rishika Lulla Singh	445	—	—	445	345
Prem Parameswaran	450	—	35	485	—
Shailendra Swarup	—	52	—	52	37
Total	$3,231	$302	$53	$3,586	$4,048

(1) Health insurance, except for Sunil Lulla (see Note (2) below).

(2) Sunil Lulla’s fiscal 2019 compensation consisted of the following (Indian Rupees translated to U.S. dollars at a rate of INR 68.53 per $1.00)

(3) Vijay Ahuja retired from the company’s Board on December 20th, 2018.

(4) Prem Parameswaran appointed the company’s Board in December 2018.

Particulars for Mr Sunil Lulla	INR	USD
Basic salary	17,569,200	$256,369
Reimbursements car/entertainment etc.	2,439,600	35,599
Medical reimbursement	15,000	219
Special pay	24,385,008	355,825
Company rent accommodation	3,600,000	52,531
Total India	48,008,808	$700,543

The total share based compensation paid to our executive officers in fiscal 2019 was $16.2 million (2018: $12 million).

The following table and footnotes show the cost recognised in fiscal 2019 in respect to all outstanding plans and by grant of shares, which are all equity settled instruments, to our directors is as follows:

	Option 2014	Option 2015	June 09, 2015	June 28, 2016	February 2, 2017	November 22, 2017	November 11, 2018	March 3 2019	Total
Kishore Lulla	—	$—	$68	$446	$—	$1,307	$819	$—	$2,640
Jyoti Deshpande	—	—	55	356	—	1,046	—	—	$1,457
Sunil Lulla	—	—	55	356	—	1,046	468	—	$1,925
Dilip Thakkar	—	—	—	—	—	86	93	—	$179
David Maisel	515	—	—	—	—	—	—	—	$515
Rishika Lulla Singh	—	806	—	223	—	1,046	468	—	$2,543
Prem Parameswaran	133	—	45	—	161	818	—	2,995	$4,152
Shailendra Swarup	—	—	—	—	—	86	93	—	$179
Total	$648	$806	$223	$1,381	$161	$5,435	$1,941	2,995	$13,590

Eros India Incentive Compensation

Pursuant to the Board Resolution dated May 29, 2015 and May 26, 2017 passed by the Board of Directors of Eros India and Shareholders Resolution dated September 3, 2015 and September 28, 2017 passed by the Shareholders of Eros India, the commission upto 1% of the net profits payable to Mr. Sunil Lulla and Mr. Kishore Lulla has been approved for the services rendered by Mr. Sunil Lulla and Mr. Kishore Lulla to Eros India, in accordance to the applicable laws. Mr. Sunil Lulla is eligible for commission for the term of 5 (Five) years, until September 26, 2020 and Mr. Kishore Lulla is eligible for commission for the term of 5 (Five) years, until October 31, 2022. The Nomination and Remuneration Committee of Eros India will take into account the incentive bonus paid to both Mr. Sunil Lulla and Mr. Kishore Lulla, at the time of determination of compensation payable to each of them.

Share-Based Compensation Plans

The compensation cost recognised with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Year ended March 31
	2019	2018	2017
	(in thousands)
IPO India Plan	$1,198	$1,572	$2,140
JSOP Plan	—	615	3,622
Option award scheme 2012	—	197	699
2014 Share Plan	47	(22)	1,427
2015 Share Plan(*)	3,059	100	328
Other share option awards(**)	5,346	7,283	4,405
Management scheme (staff share grant) (***)	11,911	8,173	10,850
	$21,561	$17,918	$23,471

(*) includes of 1,305,399 options granted towards Share Plan 2015 during twelve months ended March 31, 2019 at an average exercise price of $14.86 per share and average grant date fair value $2.6 per share.

(**) includes Restricted Share Unit (RSU) and Other share option plans. In respect of 211,567 units/options granted towards RSU during twelve months ended March 31, 2019, grant date fair value approximates intrinsic value.

(***) Includes 1,400,000 shares granted twelve months ended March 31, 2019 to management personnel.

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

The movement in the shares held by the JSOP Trust is given below:

	Year ended March 31
	2019	2018	2017
Shares held at the beginning of the year	1,146,955	1,146,955	1,239,497
Shares granted	—	—	—
Shares exercised	—	—	(92,542)
Shares forfeiture/lapsed	(762,093)	—	—
Shares held at the end of the year	384,862	1,146,955	1,146,955
Unallocated shares held by trust	868,794	106,701	106,701
	1,253,656	1,253,656	1,253,656

Employee Stock Option Plans

A summary of the general terms of the grants under stock option plans and stock awards are as follows:

Range of exercise prices
IPO India Plan	INR	10 – 150
JSOP Plan		$11.00
2014 Share Plan		$16.25– 18.30
2015 Share Plan		$10.2– 33.12
Other share option plans		$16.00
Restricted Share Unit (RSU)		—
Management Share Award		—

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

The activity in these employee stock option plans is summarized below:

		Year ended March 31
		2019			2018			2017
	Name of Plan	Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	IPO India Plan	1,624,035	INR	28.85	2,108,063	INR	34.96	2,196,215	INR	35.17
Granted		—		—	863,320		10.00	269,381		10.00
Exercised		(536,263)		10.00	(1,113,160)		32.19	(269,553)		10.00
Forfeited and lapsed		(329,886)		51.66	(234,188)		10.00	(87,980)		10.00
Outstanding at the end of the year		757,886		32.17	1,624,035		28.85	2,108,063		34.96
Exercisable at the end of the year		289,002	INR	68.13	501,122	INR	65.14	911,854	INR	63.75

Outstanding at the beginning of the year	IPO Plan June 2006	—		—	—		—	62,438	GBP	5.28
Granted		—		—	—		—	—		—
Exercised		—		—	—		—	(62,438)		5.28
Forfeited and lapsed		—		—	—		—	—-
Outstanding at the end of the year		—		—	—		—	—		—
Exercisable at the end of the year		—		—	—		—	—	GBP	—

		Year ended March 31
		2019		2018		2017
	Name of Plan	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	JSOP Plan	1,146,955	$16.22	1,146,955	$16.22	1,239,497	$14.98
Granted		—	—	—	—	—	—
Exercised		—	—	—	—	(92,542)	11
Forfeited and lapsed		(762,093)	18.86	—	—	—	—
Outstanding at the end of the year		384,862	$11.00	1,146,955	$16.22	1,146,955	$16.22
Exercisable at the end of the year		384,862	$11.00	728,736	$11.00	728,736	$11.00

Outstanding at the beginning of the year	Option award scheme 2012	674,045	$11.00	674,045	$11.00	674,045	$11.00
Granted		—	—	—	—	—	—
Exercised		—	—	—	—	—	—
Forfeited and lapsed		(674,045)	11.00	—	—	—	—
Outstanding at the end of the year		—	—	674,045	11.00	674,045	11.00
Exercisable at the end of the year		—	—	674,045	$11.00	449,363	$11.00

Outstanding at the beginning of the year	2014 Share Plan	399,999	$17.79	723,749	$18.06	773,749	$17.86
Granted		—	—	—	—	—	—
Exercised		—	—	—	—	—	—
Forfeited and lapsed		—	—	(323,750)	18.39	(50,000)	14.97
Outstanding at the end of the year		399,999	17.79	399,999	17.79	723,749	18.06
Exercisable at the end of the year		399,999	$17.79	289,583	$17.67	288,333	$17.80

Outstanding at the beginning of the year	2015 Share Plan	211,250	$16.21	233,750	$16.23	282,500	$16.68
Granted		1,305,399	14.86	—	—	—	—
Exercised		(10,416)	7.92	(10,208)	8.71	(8,750)	8.84
Forfeited and lapsed		(215,834)	18.23	(12,292)	14.64	(40,000)	18.68
Outstanding at the end of the year		1,290,399	14.68	211,250	16.21	233,750	16.23
Exercisable at the end of the year		981,545	$14.66	181,354	$17.36	127,604	$17.46

Outstanding at the beginning of the year	Other share option plans	500,000	$18.88	500,000	$18.88	1,000,000	18.44
Granted		—		—		—	—
Exercised		—		—		—	—
Forfeited and lapsed		—		—		(500,000)	18
Outstanding at the end of the year		500,000	16.00	500,000	18.88	500,000	18.88
Exercisable at the end of the year		400,000	$16.00	300,000	$18.88	200,000	$18.88

Outstanding at the beginning of the year	RSU	837,590	—	182,725	—	72,480	—
Granted		211,567	—	1,044,290	—	216,735	—
Exercised		(450,541)	—	(366,491)	—	(95,990)	—
Forfeited and lapsed		(93,225)	—	(22,934)	—	(10,500)	—
Outstanding at the end of the year		505,391	—	837,590	—	182,725	—
Exercisable at the end of the year		32,013	—	119,150	—	12,445	—

Outstanding at the beginning of the year	Management Scheme	1,513,333	—	1,130,000	—	910,000	—
Granted		1,400,000	—	700,000	—	670,000	—
Exercised		(320,000)	—	(316,667)	—	(450,000)	—
Forfeited and lapsed		—	—	—	—	—	—
Outstanding at the end of the year		2,593,333	—	1,513,333	—	1,130,000	—
Exercisable at the end of the year		516,667	—	173,333	—	180,000	—

The following table summarizes information about outstanding stock options:

	Year ended March 31
	2019			2018			2017
Name of Plan	Weighted average remaining life (Years)	Weighted average exercise price		Weighted average remaining life (Years)	Weighted average exercise price		Weighted average remaining life (Years)	Weighted average exercise price
IPO India Plan	7.70	INR*	32.17	8.11	INR*	35.0	7.68	INR*	35.0
JSOP Plan	3.05		$11.00	3.93		$16.19	4.93		$16.19
Option award scheme 2012	—		$—	3.75		$11.00	4.83		$11.00
2014 Share Plan	2.25		$17.79	5.96		$17.79	7.11		$18.06
2015 Share Plan	6.01		$14.68	6.06		$16.21	6.08		$16.23
Other share option plans	1.87		$16.00	2.87		$18.88	3.87		$18.88
Management Scheme	6.00		$—	5.56		$—	5.59		$—
Restricted Stock Unit	6.00		$—	5.60		$—	5.63		$—

 *INR – Indian Rupees

2015 Share Plan

The following table summarizes information about inputs to the fair valuation model for options granted during the year:

Inputs
Expected volatility(1)	50%
Option life (Years)	6.1 – 6.6
Dividend yield	0%
Risk free rate	2.5% - 2.9%
Range of fair value of the granted options at the grant date(2)	$0.3 – 4.4

(1)	The expected volatility of all other options is based on the historic share price volatility of the Company over time periods comparable to the time from the grant date to the maturity dates of the options.
(2)	Fair value of options granted under all other schemes is measured using a Black Scholes model.

Restricted Stock Unit (RSU) and Management Scheme plan

In respect of units/options granted towards RSU and Management Scheme, grant date fair value approximates intrinsic value.

JOINT STOCK OWNERSHIP PLAN RESERVE (JSOP Reserve)

(in thousands)
Balance at April 1, 2017	$(15,985)
Issue out of treasury shares	—
Balance at April 1, 2018	$(15,985)
Issue out of treasury shares	—
Balance at March 31, 2019	$(15,985)

The JSOP Reserve represents the cost of shares issued by Eros International Plc and held by the JSOP Trust to satisfy the requirements of the JSOP Plan (Refer Note 28).  On June 5, 2014, the Board approved discretionary vesting of 20% of the applicable JSOP shares. In the current year 868,794 (2018: 106,701) ‘A’ ordinary shares held by the JSOP Trust were eligible to be issued to employees.

The number of shares held by the JSOP Trust at March 31, 2019 was 1,253,656 ‘A’ Ordinary shares (2018: 1,253,656 ‘A’ Ordinary shares).

C. Board Practices

All directors hold office until the expiration of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:

•	Class A, whose term will expire at the annual general meeting to be held in fiscal year 2022;
•	Class B, whose term will expire at the annual general meeting to be held in fiscal year 2020; and
•	Class C, whose term will expire at the annual general meeting to be held in fiscal year 2021.

Our directors for fiscal year 2020 are classified as follows:

•	Class I: Sunil Lulla;
•	Class II: Dilip Thakkar and Rishika Lulla Singh; and
•	Class III: Kishore Lulla, Shailendra Swarup, David Maisel, Dhirendra Swarup and Prem Parameswaran.

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

On November 11, 2018, with effect from November 1, 2018, Kishore Lulla’s gross annual salary is amended and revised to $1,359,600. All other conditions of the employment contracts remain the same. Kishore Lulla is also director on the board of Eros India and is entitled to a gross salary $204,736.

Sunil Lulla, our director, has entered into an employment agreement with Eros India pursuant to which he serves as Executive Vice Chairman and Managing Director of Eros India. Sunil Lulla is entitled to receive a basic gross annual salary, as well as medical insurance and certain other benefits and perquisites. Eros India may terminate the agreement upon thirty days’ notice if certain events occur, including a material breach of the agreement by Sunil Lulla. The agreement contains a confidentiality provision that restricts Sunil Lulla during the term of his employment and for a period of two years following termination and a non- competition provision that restricts him during the term of his employment. Mr. Sunil Lulla is also entitled to 1,191,000 A ordinary shares awards in total as part of his employment agreement, which will vest annually over the next three years.

Mrs. Rishika Lulla Singh, our director, has entered into a service agreement on July 3, 2015 with Eros Digital FZ LLC, pursuant to which she serves as the Chief Executive Officer and an executive director of Eros Digital FZ LLC. On November 11, 2018 with effect from November 1, 2018, Mrs. Rishika Lulla Singh’s gross annual salary is amended and revised to $480,000. Mrs. Rishika Lulla Singh is also entitled to 1,238,000 A ordinary shares awards in total as part of her employment agreement, which will vest annually over the next three years.

Our non-executive Director, Mr. Dilip Thakkar, has entered into letter of appointment with us that provide him with annual fees of $78,447 per annum (equivalent to GBP 60,000, as per Board Meeting dated June 28, 2016). Mr. Shailendra Swarup has been appointed as non-executive Director with effect from July 25, 2017 and annual fees for his service has director for Eros International Plc is $52,000 (equivalent to GBP 40,000). Mr. Dhirendra Swarup has been appointed as non-executive Director with effect from July 31, 2019 and annual fees for his service as director for Eros International Plc is $52,000 (equivalent to GBP 40,000) The appointments are for an initial period of one year, and there after terminable by either the non-executive director or by us with three months’ written notice, or by us immediately in the case of fraud.

Mr. David Maisel, our director, has entered into a service agreement with us, pursuant to which he serves as a non-executive director, which provides him with an annual fee of $95,000. The service agreement is terminable by either party with 30 days written notice. The service agreement is for a term of five years and three months from November 2014. Mr. Maisel was granted options to purchase up to 500,000 A ordinary shares at $16 (modified from $18.88 to $16 as of September 18,2018) as part of his service agreement, such options vest in five equal tranches commencing in November 2015. There are certain conditions under which, if the agreement is terminated before the relevant vesting date, the unvested options lapse.

Mr. Prem Parameswaran, our Group Chief Financial Officer and President North America, has entered into an amended employment agreement with us as of June 9, 2018, which provides him with an annual salary of $450,000. The employment agreement is for a term of three years and is terminable by either party by giving 12 months written notice. Mr. Parameswaran is also entitled to 1,590,000 A ordinary shares awards in total as part of his employment agreement, which have varying vesting periods over the next three years.

Mr. Mark Carbeck, our Chief Corporate and Strategy Officer and Mr. Pranab Kapadia, our President of Europe and Africa Operations, have both entered into service agreements with Eros International Limited to provide services to us and certain of our subsidiaries. The service agreements are terminable by either party with three months’ written notice. Eros International Ltd may terminate the agreement immediately in certain circumstances, including upon certain types of misconduct or upon paying the executive an amount equivalent to his basic salary for a three month period. Mr. Carbeck and Mr. Kapadia receive a basic gross annual salary and are entitled to participate in any current bonus scheme applicable to their positions. The agreement contains a confidentiality provision non-competition and non-solicitation provisions that restrict the executive for a period of twelve months following termination.

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

The current members of our Audit Committee are Mr. Dilip Thakkar (Chair), Mr. Shailender Swarup and Mr Dhirendra Swarup. Our board of directors has determined that each of the members of our Audit Committee are independent. The Audit Committee met five times during fiscal year 2019.

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

The current members of our Remuneration Committee are Mr. Shailendra Swarup (Chair) and Mr. Dilip Thakkar. The Remuneration Committee met five times during fiscal year 2019. Our board of directors has determined that each of the members of our Remuneration Committee is independent.

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

The current members of our Nomination Committee are Mr. Shailendra Swarup (Chair) and Mr. Thakkar. The Nomination Committee is an ad hoc committee and met two times during fiscal year 2019. Our board of directors has determined that each of the members of our Nomination Committee is independent.

The table below summarizes the composition of our committees during the year.

	Audit Committee	Remuneration Committee	Nomination Committee
Shailendra Swarup	Member	Chairman	Chairman
Dilip Thakkar	Chairman	Member	Member
Dhirendra Swarup	Member	—	—

D. Employees

As of March 31, 2019, we had 396 employees, with 334 employees based in India, and the remainder employed by our international subsidiaries. All are full time employees or contractors. Our employees are not unionized. We believe that our employee relations are good.

B. Related Party Transactions

The following is a description of transactions since April 1, 2015 to which we have been a party, in which the amount involved in the transaction exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our issued share capital had or will have a direct or indirect material interest.

Family Relationships

Mr. Kishore Lulla, our director and Chairman, is the brother of Mr. Sunil Lulla, and father of Mrs. Rishika Lulla Singh, each of whom are directors, and a cousin of Mr. Vijay Ahuja, our former director and Vice Chairman (upto December 20th,2018), and of Mr. Surender Sadhwani, our President of Middle East Operations. Mr. Sunil Lulla is the brother of Mr. Kishore Lulla, uncle to Mrs. Rishika Lulla Singh, and a cousin of Mr. Vijay Ahuja and Mr. Surender Sadhwani. Mr. Vijay Ahuja is a cousin of Mr. Kishore Lulla and Mr. Sunil Lulla. Mrs. Rishika Lulla Singh is the daughter of Mr. Kishore Lulla and niece of Mr. Sunil Lulla. Mr. Surender Sadhwani is a cousin of Mr. Kishore Lulla and Mr. Sunil Lulla. Late Mr. Arjan Lulla, our founder, was the father of Mr. Kishore Lulla and Mr. Sunil Lulla, grandfather of Mrs. Rishika Lulla Singh, uncle of Mr. Vijay Ahuja and Mr. Surender Sadhwani and an employee of Redbridge Group Ltd., he was the Honorary President of Eros and a director of our subsidiary Eros Worldwide. Mrs. Manjula Lulla, the wife of Mr. Kishore Lulla, is an employee of our subsidiary. Ms Ridhima Lulla, is the daughter of Mr. Kishore Lulla and an employee of our subsidiary. Mrs. Krishika Lulla is the wife of Mr. Sunil Lulla and an employee of Eros India. Mr. Swaneet Singh is the husband of Mrs. Rishika Lulla Singh and son in law of Mr. Kishore Lulla.

Leases

Pursuant to a lease agreement that expired on March 31, 2019, the lease requires Eros International Media Limited to pay $4,000 each month under this lease. Eros International Media Limited leases apartments for studio use at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Manjula K. Lulla, the wife of Kishore Lulla. The lease was renewed on April 1, 2019 for a further period of one year on the same terms.

Pursuant to a lease agreement that expired on September 30, 2018, the lease requires Eros International Media Limited to pay $4,000 each month under this lease. Eros International Media Limited leases for use as executive accommodations the property Aumkar Bungalow, Gandhi Gram Road, Juhu, Mumbai, from Sunil Lulla. The lease was renewed on October 1, 2018 for a further period of three years on the same terms.

Pursuant to a lease agreement that expires on January 4, 2020, Eros International Media Limited leases office premise for studio use at Supreme Chambers, 5th Floor, Andheri (W), Mumbai from Kishore and Sunil Lulla. Beginning January 2015, the lease requires Eros International Media Limited to pay $83,000 each month under this lease.

Pursuant to a lease agreement that expires on April 1, 2020, the real estate property at 550 County Avenue, Secaucus, New Jersey, from 550 County Avenue Property Corp, a Delaware corporation owned by Beech Investments. The lease commenced on April 1,2015, and required the Group to pay $11,000 each month. The lease was renewed on April 1, 2015 for a further period of five years on the same terms. The lease has been mutually cancelled from end of November, 2018.

Honorary Appointment of Mr. Arjan Lulla

Pursuant to an agreement the Group entered into with Red Bridge Group Limited on June 27, 2006, the Group agreed to pay an annual fee set each year for the services of late Arjan Lulla, the father of Kishore Lulla and Sunil Lulla, grandfather of Mrs. Rishika Lulla Singh, uncle of Vijay Ahuja and Surender Sadhwani and an employee of Redbridge Group Limited. In the fiscal years 2019, 2018 and 2017, the Group paid Arjan Lulla $186,000, $270,000 and $260,000, respectively. The agreement made Arjan Lulla honorary life president and provided for services including attendance at Board meetings, entrepreneurial leadership and assistance in setting the Group’s strategy. Arjan Lulla passed away in December, 2018. Red Bridge Group Limited is an entity owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary.

Lulla Family Transactions

The Lulla family refers to Mr. Arjan Lulla, Mr. Kishore Lulla, Mr. Sunil Lulla, Mrs. Manjula Lulla, Mrs. Krishika Lulla, Mrs. Rishika Lulla Singh, and Ms. Riddhima Lulla.

The Group has engaged in transactions with NextGen Films Private Limited, an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla, each of which involved the purchase and sale of film rights. In the year ended March 31, 2019, NextGen Films Private Limited sold film rights $1,109,000 (2018: $7,760,000 2017: $616,000) to the Group, and purchased film rights, including production services, of $Nil (2018: $Nil and 2017: $Nil). The Group advanced $6,192,000 (2018: $19,025,000 2017: $22,881,000) to NextGen Films Private Limited for film co-production and received refund of $Nil (2018: $6,114,000 2017: $5,075,000) on abandonment of certain film projects.

The Group also engaged in transactions with Everest Entertainment LLP entity owned by the brother of Manjula K. Lulla, wife of Kishore Lulla, which is involved in the purchase and sale of film rights. In March 31, 2019, Everest Entertainment LLP sold film rights of $1,260,000 (2018: $166,000 2017: $Nil) to the Group and purchased film rights of $314,000.

Mrs. Manjula Lulla, the wife of Kishore Lulla, is an employee of Eros International Plc. and is entitled to a salary of $144,000 per annum (2018: $139,000 and 2017: $130,000). Mrs. Krishika Lulla, the wife of Sunil Lulla, is an employee of EIML and is entitled to a salary of $123,000 per annum (2018: $133,000 2017: $133,000). Ms. Riddhima Lulla, the daughter of Kishore Lulla, is an employee of Eros Digital FZ LLC and is entitled to a salary of $213,000 per annum (2018: $90,000) which is borne by Eros Worldwide LLC.

All of the amounts outstanding are unsecured and will be settled in cash.

As at March 31, 2019, the Group has provided performance guarantee to a bank amounting to $8,000,000 (2018: $8,000,000) in connection with funding commitments. under film co-production agreements with NextGen Films Private Limited and having varying maturity dates up to the next 12 months. The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

The Group has engaged in transactions with Xfinite Global Plc, wherein Eros Investments Limited has significant influence. During the year ended March 31, 2019 the Group received installment of license fee amounting to $8,000,000 (2018: Nil) of which $1,413,000 (2018: Nil) was accounted as revenue during the year and $6,587,000 (2018: Nil) was deferred to next year. Further, advance of $6,500,000 (2018: Nil) was received by the group for incurrence of expenses & costs on behalf of Xfinite Global Plc.

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

Lulla Foundation

Prior to our listing on the NYSE in November 2013, we issued the equivalent of 282,949 A ordinary shares to the Lulla Foundation (formerly the Eros Foundation), a U.K. registered charity, for no consideration. Such shares were granted by our Remuneration Committee to Mr. Kishore Lulla as compensation, each of whom directed the issuance of such shares to the Lulla Foundation. Mr. Kishore Lulla and his wife, Mrs. Manjula K. Lulla, are trustees, but not beneficiaries, of the foundation. The Lulla Foundation sold 76,000 A ordinary shares between May 20, 2014 and June 8, 2018 and now currently has 221,949 A ordinary shares as of June 30, 2019.

C. Interests of Experts and Counsel

Not applicable.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as at July 30, 2019 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as at July 30, 2019 are based on an aggregate of 99,687,727 ordinary shares outstanding as at that date.

	Number of A Ordinary Shares Beneficially Owned		Number of B Ordinary Shares Beneficially Owned
	Number of Shares of A	Percent of Class	Number of Shares of B	Percent of Class
Directors
Kishore Lulla(1)	2,358,071	2.8%	15,256,925	100.0%
Sunil Lulla	*	*	—	—
Dilip Thakkar	*	*	—	—
David Maisel	*	*	—	—
Rishika Lulla Singh	*	*	—	—
Prem Paramsewaran	*	*	—	—
Senior Management

Mark Carbeck	—	—	—	—
Pranab Kapadia	—	—	—	—
Surender Sadhwani	*	*	—	—
All directors and senior management as a group	5,057,820	5.99%	15,256,925	100.0%

*	Represents less than 1%.
(1)	Kishore Lulla's interest in certain of his shares is by virtue of (i) his holding ownership interests in, and being a potential beneficiary of, discretionary trusts that hold our shares and (ii) serving as trustee of the Lulla Foundation, a U.K. registered charity that holds our shares.

Kishore Lulla, by virtue of the B ordinary shares he beneficially owns, has different voting rights from holders of A ordinary shares. Each A ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, and each B ordinary share is entitled to ten votes on such matters. In order to vote at any meeting of shareholders, a holder of B ordinary shares will first be required to certify that it is a permitted holder as defined in our articles.

Options to purchase A ordinary from the Company are granted from time to time to directors, officers and employees of the Company on terms and conditions acceptable to the Board of Directors.

The following table provides option details with respect to the directors and officers as at July 31, 2019.

Name	Number of ‘A’ ordinary Shares Options	Date of Grant	Exercise Price ($USD)	Expiration Date
Prem Parameswaran	300,000	Sep-15	$18.30	Jun-21
David Maisel	500,000	Feb-15	$16.00	Feb-21
Mark Carbeck	70,000	Feb-15	$14.97	Mar-25
Pranab Kapadia	132,013	Sep-18	$2.00	Mar-25
Rishika Lulla	242,035	Sep-18	$2.00	Mar-25
Surender Sadhwani	130,000	Sep-18	$2.00	Mar-25
Surender Sadhwani	674,045	Jul-19	$2.00	Mar-25

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and accompanying footnotes provide information regarding the beneficial ownership of our ordinary shares as of July 30, 2019 with respect to each person or group who beneficially owned 5% or more of our issued ordinary shares.

Beneficial ownership, which is determined in accordance with the rules and regulations of the SEC, means the sole or shared power to vote or direct the voting or dispose or direct the disposition of our ordinary shares. The number of our ordinary shares beneficially owned by a person includes ordinary shares issuable with respect to options or similar convertible securities held by that person that are exercisable or convertible within 60 days of July 30, 2019.

The number of shares and percentage beneficial ownership of ordinary shares below is based on 84,430,802 issued A ordinary shares and 15,256,925 issued B ordinary shares as of July 30, 2019.

Except as otherwise indicated in the footnotes to the table, shares are owned directly or indirectly with sole voting and investment power, subject to applicable marital property laws.

	Number of A Ordinary Shares Beneficially Owned		Number of B Ordinary Shares Beneficially Owned
	Number of Shares of A	Percent of Class	Number of Shares of B	Percent of Class
Kishore Lulla (1)	2,358,071	2.8%	15,256,925	100.0%
Beech Investments (2)	593,495	0.7%	8,546,048	56.1%
Eros Ventures Limited (3)	1,225,323	1.5%	—	—
Paradice Investment Management LLC	6,048,065	7.2%	—	—
Vijay Ahuja	5,216,667	6.2%	—	—
Capital World Investors	4,251,416	5.0%	—	—

(1)

Kishore Lulla’s interest in certain of his shares is by virtue of (i) his holding ownership interests in, and being a potential beneficiary of, discretionary trusts that hold our shares and (ii) serving as trustee of the Lulla Foundation, a U.K. registered charity that holds our shares. Includes 500,000 B ordinary shares that as of July 30, 2019 were directly owned by Kishore Lulla and beneficially owned by Beech Investments Limited.

(2)

Beech Investments Limited, c/o SG Kleinwort Hambros Trust Company (Channel Islands) Limited, PO Box 197, SG Hambros House, 18 Esplanade, St Helier, Jersey, JE4 8RT. Beech Investments, a company incorporated in the Isle of Man, is owned by discretionary trusts that include Eros director Kishore Lulla as a beneficiary. The shares currently held by Beech Investments Limited are being held as both A ordinary and B ordinary shares. The B ordinary shares would convert into A ordinary shares (pursuant to Section 22.1 of the Articles of Association) upon being transferred to a person who is not a Permitted Holder (as defined in Section 22.1 of the Articles of Association). Includes 500,000 B ordinary shares that as of July 30, 2019 were directly owned by Kishore Lulla and beneficially owned by Beech Investments Limited.

(3)	Eros Ventures Limited, c/o SG Kleinwort Hambros Trust Company (Channel Islands) Limited, PO Box 197, SG Hambros House, 18 Esplanade, St Helier, Jersey, JE4 8RT. Eros Ventures Limited, a company incorporated in the British Virgin Islands, is owned by discretionary trusts that include Mr. Kishore Lulla as beneficiary

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

•	Kishore Lulla’s interest in certain of his shares is by virtue of (i) his holding ownership interests in, and being a potential beneficiary of, discretionary trusts that hold our shares and (ii) serving as trustee of the Lulla Foundation, a U.K. registered charity that holds our shares. Since July 30, 2018, Mr. Lulla’s aggregate ownership of our A and B ordinary shares, through both direct and indirect ownership, has decreased by 3,665,082 shares. The change in Mr. Lulla’s ownership was driven by several factors including, but not limited to: sales of shares, share grants received through executive compensation schemes, the issuance of shares for loan repayment, a decrease in holdings of Beech Investments and Eros Ventures limited and the conversion of certain amounts of B ordinary shares into A ordinary shares.

•	Capital World Investors reported its percentage ownership of our ordinary shares to be 5.0% (based on the current number of our ordinary shares reported as of this filing) in a Schedule 13G filed with the Commission as of June 28, 2019.

•	Paradice Investment Management LLC reported its percentage ownership of our ordinary shares to be 7.2% (based on the current number of our ordinary shares reported as of this filing) in a Schedule 13F filed with the Commission as of June 30th, 2019.

Kishore Lulla and Beech Investments Limited, by virtue of the B ordinary shares they own, have different voting rights from holders of A ordinary shares. Each A ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, and each B ordinary share is entitled to ten votes. In order to vote at any meeting of shareholders, a holder of B ordinary shares will first be required to certify that it is a permitted holder as defined in our articles.

As of July 30, 2019, approximately 80,509,596 of our A ordinary shares, representing 95.4% of our outstanding A ordinary shares as of July 30, 2019, were held by a total of 2 record holders with addresses in the United States. The number of beneficial owners of our A ordinary shares in the United States is likely to be much larger than the number of record holders of our A ordinary shares in the United States. No B ordinary shares are held by individuals with addresses in the United States.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see “Part III — Item 18. Financial Statements” for a list of the financial statements filed as part of this Annual Report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The high and low last reported sale prices for our shares for the periods indicated are as shown below. We note that the periods are split between when Eros International was listed on the Alternative Investment Market (“AIM”) and when it was listed on the New York Stock Exchange (“NYSE”) on November 13, 2013. With respect to the trading prices on AIM, the prices are adjusted to reflect the one-for-three reverse stock split, which occurred on November 18, 2013, and a translation from British Pound Sterling to U.S. dollars based on the prevailing exchange rate between the British Pound Sterling and the U.S. dollar at the time of the applicable trade. Amounts on the NYSE share price table below are for the period November 18, 2013 to June 30, 2019; and on the AIM share price table, for the period April 1, 2010 to November 18, 2013, only.

	Price per share on NYSE
	High	Low
Fiscal year:
2014	$16.07	$8.94
2015	$22.44	$13.65
2016	$37.60	$6.81
2017	$19.23	$9.65
2018	$16.10	$6.85
2019	$14.50	$7.04
Fiscal Quarter:
First quarter 2019	$14.25	$10.00
Second quarter 2019	$14.50	$10.70
Third quarter 2019	$12.74	$7.04
Fourth quarter 2019	$10.51	$8.19
Month:
April 2018	$11.95	$10.00
May 2018	$13.50	$10.95
June 2018	$14.25	$13.00
July 2018	$14.50	$13.05
August 2018	$13.40	$10.90
September 2018	$13.25	$10.70
October 2018	$12.74	$9.12
November 2018	$10.95	$8.25
December 2018	$9.40	$7.04
January 2019	$9.61	$8.19
February 2019	$10.28	$9.31
March 2019	$10.51	$9.01
April 2019	$8.97	$8.00
May 2019	$8.59	$7.44
June 2019	$7.66	$1.35

	Price per share on AIM
	High	Low
Fiscal year:
2011	$13.37	$7.51
2012	$13.11	$9.54
2013	$15.02	$8.05
Fiscal Quarter:
First quarter 2013	$15.02	$8.50
Second quarter 2013	$11.53	$8.05
Third quarter 2013	$11.81	$8.90
Fourth quarter 2013	$12.16	$10.44
First quarter 2014	$11.36	$8.79
Second quarter 2014	$13.45	$9.06
Month:
October 2013	$11.05	$10.27
November 2013	$11.05	$10.27

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

At March 31, 2019, Eros International plc has authorized share capital of 141,787,285 A ordinary shares at a par value of GBP 0.30 per share, of which 67,291,738 is issued share capital, and authorized share capital of 8,212,715 B ordinary shares at a par value of GBP 0.30 per share, of which 8,212,715 is entirely issued and outstanding.

Our activities are regulated by our Memorandum and Articles of Association. We adopted revised Articles of Association by special resolution of our shareholders passed on December 20, 2018. The material provisions of our revised Articles of Association are described below. In addition to our Memorandum and Articles of Association, our activities are regulated by (among other relevant legislation) the 2006 Act. Our Memorandum of Association states our company name, that we are a company limited by shares, that our registered office is at First Names House, Victoria Road Douglas, Isle of Man IM2 4DF, British Isles , that our registered agent is IQ EQ (Isle of Man) Limited and that neither the memorandum of association nor the articles of association may be amended except pursuant to a resolution approved by a majority of not less than three-fourths of such members as, being entitled so to do, vote in person or by proxy at the general meeting at which such resolution is proposed. Below is a summary of some of the provisions of our Articles of Association. It is not, nor does it purport to be, complete or to identify all of the rights and obligations of our shareholders.

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

General Meetings

Unless unanimously approved by all shareholders entitled to attend and vote at the meeting, all general meetings for the approval of a resolution appointing a director may be convened by our board of directors with at least 21 days’ notice (excluding the date of notice and the date of the general meeting), and any other general meeting may be convened by our Board of Directors with at least 14 days’ notice (excluding the date of notice and the date of the general meeting). A quorum required for any general meeting consists of shareholders holding at least 30% of our issued share capital. The concept of “ordinary,” “special” and “extraordinary” resolutions is not recognised under the 2006 Act, and resolutions passed at a meeting of shareholders only require the approval of shareholders present in person or by proxy, holding in excess of 50% of the voting rights exercised in relation thereto. However, as permitted under the 2006 Act, our articles of association incorporate the concept of a “special resolution” (requiring the approval of shareholders holding 75% or more of the voting rights exercised in relation thereto) in relation to certain matters, such as directing the management of our business (subject to the provisions of the 2006 Act and our articles), sanctioning a transfer or sale of the whole or part of our business or property to another company (pursuant to the relevant section of the 1931 Act) and allocating any shares or other consideration among the shareholders in the event of a winding up.

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

C. Material Contracts

The Notes

On December 06, 2017, the Company closed a registered direct offering (the “Offering”) of $122,500,000 aggregate principal amount of the Company’s Senior Convertible Notes (collectively, the “Notes”) and a Warrant (collectively, the “Warrants”) to purchase up to 2,000,000 of the Company’s A ordinary shares, for an aggregate purchase price of $100,000,000. The Notes and Warrants were issued and sold pursuant to a Securities Purchase Agreement, dated as of December 04, 2017, by and among the Company and the buyers party thereto (the “Purchase Agreement”).The Offering was effected pursuant to a prospectus supplement dated December 01, 2017 under the Company’s Registration Statement on Form F-3 (Registration No. 333-219708), as amended (the “Registration Statement”). The Registration Statement was declared effective on October 02, 2017. The Warrants expired on June 30, 2018 without being exercised.

In connection with the issuance of the Notes, the Company entered into an indenture, dated as of December 06, 2017, between the Company and Wilmington Savings Fund Society, FSB, as trustee (the “Base Indenture”), as supplemented by a first supplemental indenture thereto, dated as of December 06, 2017 (the “Supplemental Indenture” and, the Base Indenture as supplemented by the Supplemental Indenture, the “Indenture”). The terms of the Notes include those provided in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended.

The Notes will mature on December 06, 2020 unless earlier converted or redeemed, subject to the right of the holders to extend the date under certain circumstances. The Notes were issued with an original issue discount and will not bear interest except upon the occurrence of an event of default, in which case the Notes shall bear interest at a rate of 6.0% per annum. The Notes are senior obligations of the Company.

The Company will make monthly payments consisting of an amortizing portion of the principal of each Note equal to $3,500,000 and accrued and unpaid interest and late charges on the Note. Provided equity conditions referred to in the prospectus dated December 01, 2017 (under the company’s registrant statement) have been satisfied, the Company may make a monthly payment by converting such payment amount into A ordinary shares. Alternatively the Company may, at its option, make monthly payments by redeeming such payment amount in cash, or by any combination of conversion and redemption.

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

On or after December 06, 2019, and subject to certain conditions, the Company will have the right to redeem all, but not less than all, of the remaining principal amount of the Notes and all accrued and unpaid interest and late charges in cash at a price equal to 100% of the amount being redeemed, so long as the VWAP the A ordinary shares exceeds $18.3594 (as adjusted for stock splits, stock dividends, recapitalizations and similar events) for at least 10 consecutive trading days. At any time prior to the date of the redemption, a holder may convert its Note, in whole or in part, into A ordinary shares. The Company will have no right to effect an optional redemption if any event of default has occurred and is continuing.

Registration Rights Agreement

The Company entered into a registration rights agreement with Reliance Industrial Investments and Holdings Limited, dated August 8, 2018 in connection with the purchase by Reliance Industries Limited, or Reliance, of A ordinary shares. The terms of the registration rights agreement required that the Company register the resale of the A ordinary shares held by Reliance as of the date of the registration rights agreement and also requires that the Company register the resale of any A ordinary shares subsequently acquired by Reliance. The Company filed a Registration Statement on Form F-3 (File No. 333-227380) on September 17, 2018 as required by the registration rights agreement. The SEC declared the registration statement effective on October 9, 2018.

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

i)     Direct Tax:

Indirect Transfer:

Based on the fact that we are considered for tax purposes as a company domiciled abroad, any dividend distributed in respect of ordinary shares will not be subject to any withholding or deduction under the Indian income tax laws. As per the provisions of the Indian Income Tax Act, 1961, income arising directly or indirectly through the transfer of a capital asset, including any share or interest in a company or entity registered or incorporated outside India, will be liable to tax in India, if such share or interest derives, directly or indirectly, its value substantially from assets located in India, whether or not the seller of such share or interest has a residence, place of business, business connection, or any other presence in India, if, on the specified date, the value of such assets located in India (i) represents at least 50% of the value of all assets owned by the company or entity, and (ii) exceeds the amount of 100 million rupees. However, the impact of the above indirect transfer provisions would need to be separately evaluated under the tax treaty scenario.

Dividend Distribution Tax:

Further, dividend payments to us by our Indian subsidiaries are made after subjecting such payments to dividend distribution tax in India, at an effective rate of 20.56%, including applicable cess and surcharge.

Equalization Levy:

An equalization levy or EL in respect of certain e-commerce transactions has been introduced in India with effect from June 1, 2016. EL is to be deducted in respect of payment towards “specified services” (in excess of Indian Rupees 100,000). A “Specified service” means online advertisement, any provision for digital advertising space or any other facility or service for the purpose of online advertisement and includes any other service as may be notified. Deduction of EL at the rate of six per cent (on a gross basis) is the responsibility of Indian residents / non-residents having a permanent establishment (PE) in India on payments to non-residents (not having a PE in India). Consequently, if a non-resident (not having a PE in India) earns income towards a “specified service” which is chargeable to EL, then the same would be exempt in the hands of such non-resident.

Place of Effective Management:

The concept of Place of Effective Management or POEM is introduced for the purpose of determining the tax residence of overseas companies in India. The POEM is defined to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole are in substance made. This could have significant impact on the foreign companies holding board meeting(s) in India, having key managerial personnel located in India, having regional headquarters located in India, etc. In the event the POEM of a foreign company is considered to be situated in India, it becomes tax resident in India, and consequently, its global income would be taxable in India (even if it is not earned in India).

General Anti Avoidance Rules:

The General Anti Avoidance Rules (“GAAR”) have come into effect from financial year 2017-18. The tax consequences of the GAAR provisions if applied to an arrangement could result in denial of tax benefit under the domestic tax laws and / or under a tax treaty, amongst other consequences.

Multilateral Instrument:

The Organization of Economic Co-operation and Development (OECD) released the final package of all Action Plans of the Base Erosion and Profit Shifting (BEPS) project in October 2015. India is a member of G20 and active participant in the BEPS project. The BEPS project lead to a series of measures being developed across several actions such as the digital economy, treaty abuse, design of Controlled Foreign Company Rules, intangibles, country-by-country reporting, preventing artificial avoidance of PE status, improving dispute resolution, etc. Several of these measures required implementation through changes in domestic law. In order to implement the measures which entailed changes to bilateral tax treaties, Instrument (MLI) was introduced to modify the existing bilateral tax treaty network and ensure speed and consistency in implementation. MLI inter-alia addresses following treaty related measures:

•	Preventing the granting of treaty benefits in inappropriate circumstances;
•	Preventing the artificial avoidance of Permanent Establishment status;
•	Making dispute resolution mechanisms more effective.

On June 07, 2017, India signed the MLI to implement tax treaty related measures to prevent BEPS. On June 25, 2019, India deposited the instrument of ratification for MLI with OECD along with a list of reservations and notifications. As a result, MLI will enter into force for India on October 1, 2019 and its provisions will have effect on India’s tax treaties from FY 2020-21 onwards where the other country has also deposited its instrument of ratification with OECD.

Significant Economic Presence:

Given the digital age, the need for physical presence in conducting business is steeply reducing giving way to interaction by way of technology. Having regard to the report of OECD on BEPS Action Plan 1, an amendment was been made vide Finance Act 2018 whereby concept of ‘significant economic presence’ was introduced under the domestic tax laws to cover within the tax ambit transactions in digitized business. Significant economic presence shall be constituted in cases where:

•	Transactions in respect of any goods, services or property are carried out by a nonresident in India (including downloading of data or software);
•	Non-residents engage in systematic and continuous soliciting of business activities or engaging with users in India, through digital means;

if the prescribed thresholds are breached.

Further, if SEP is constituted, attribution of profits for taxation in India shall be restricted to transactions and / or business activities / users in India.

The threshold of payments received and number of users (mentioned in the aforesaid conditions) shall be prescribed by the Central Board of Direct Taxes (CBDT) in due course, after which, one will be able to gauge the impact of this expansion in the provision.

Further, unless corresponding modifications to PE rules are made in tax treaties, the existing treaty rules will apply. Accordingly, the above provisions would need to be separately evaluated under the tax treaty scenario.

ii)    Indirect Tax

Goods and Services Tax

As far as introduction of Goods and Services Tax (“GST”) is concerned, it has been more than a year by gone. Most of the indirect taxes under earlier regime have been subsumed and only one tax i.e. GST is being levied at national level. In India there is a dual GST model which grants power to central as well as state governments to levy GST on interstate and intrastate transactions, respectively. To a large extent GST has curtailed various exemptions and concessions which were prevalent in the earlier tax regime. The benefits of GST such as, elimination of multiple taxes and levy of one tax has reduced the cascading effect and has consequently reduced the overall incidence of taxes.

Under GST regime, the entertainment tax which under earlier regime was levied by state governments in most of the states has been subsumed under GST, in certain states the local authorities have been given powers to levy and collect taxes on entertainment. This may be said to be a back door entry by state governments to levy taxes on entertainment. However, to what extent such local authorities will levy entertainment taxes will have to be awaited.

On the other hand, the government through its GST Council meetings are also trying to resolve various issues that had surfaced under GST, thereby resolving ambiguity for the Media and Entertainment industry and avoiding the possibility of probable tax litigation. However, the impact of GST on the media and entertainment industry are both positive and negative. The industry stands to benefit considerably with the introduction of GST, due to single tax levy on licensing of copyright, fungibility of credit of goods and overall reduction of cascading effect of taxes having a positive effect on the cost of production and profitability. However, certain concern areas still remain open, for which the industry seek certain amendments in the law and clarifications from the government. The industry awaits a positive response from the government in reference to such concern areas.

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

This summary does not describe all of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are a broker, a dealer or trader in securities or currencies, a financial institution, a regulated investment company, a real estate investment trust, a cooperative, an insurance company, a pension plan, a tax-exempt entity, a person holding our A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale, a wash sale or a straddle, a person liable for alternative minimum tax, a person who owns directly, indirectly or constructively, 10% or more, by voting power or value, of our stock, a person holding our A ordinary shares in connection with a trade or business conducted outside of the United States, a partnership or other pass-through entity for United States federal income tax purposes, a U.S. expatriate or a person whose “functional currency” for United States federal income tax purposes is not the United States dollar. The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), and regulations (including proposed regulations), rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below.

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

Taxation of Distributions

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the A ordinary shares will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles) such excess will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the A ordinary shares and thereafter as capital gain recognized on a sale or exchange. Because we do not expect to keep track of earnings and profits in accordance with United States federal income tax principles, you should expect that a distribution in respect of the A ordinary shares will generally be treated and reported as a dividend to you. Such dividend income will be includable in your gross income as ordinary income on the day actually received by you or on the day received by your nominee or agent that holds the A ordinary shares on your behalf. Such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations under the Code.

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. Our A ordinary shares are listed on the NYSE and we expect such shares to be considered readily tradable on an established securities market, although there can be no assurance in this regard nor can there be assurance, if our shares are considered to be readily tradable on an established securities market, that our A ordinary shares will continue to be readily tradable on an established securities market in later years. However, even if the A ordinary shares are readily tradable on an established securities market in the United States, we will not be treated as a qualified foreign corporation if we are a passive foreign investment company, or PFIC, for the taxable year in which we pay a dividend or were a passive foreign investment company, or PFIC, for the preceding taxable year. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) (B) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. For this purpose, the minimum holding period requirement will not be met if a share has been held by a holder for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend, appropriately reduced by any period in which such holder is protected from risk of loss. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the availability of the reduced tax rate on dividends in light of your particular circumstances.

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

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, we do not believe we will be a PFIC for United States federal income tax purposes for the 2019 taxable year, and we do not expect to become one in the future. However, because PFIC status is an annual factual determination that cannot be made until after the close of each taxable year and depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

If we are a PFIC for any taxable year during which you hold our A ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realised from a sale or other disposition, including a pledge, of A ordinary shares, unless you make a “mark-to-market” election as discussed below.

Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the A ordinary shares (before the current taxable year) and gain realised on disposition of the A ordinary shares will be treated as excess distributions. Under these special tax rules:

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

The tax liability for amounts allocated to years prior to the year of an “excess distribution” (including a disposition) cannot be offset by any net operating losses for such years, and gains (but not losses) realised on the sale of the A ordinary shares cannot be treated as capital and will be subject to the “excess distribution” regime described above, even if you hold the A ordinary shares as capital assets.

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

You will generally be required to file Internal Revenue Service Form 8621(a) annually if the aggregate value of all your directly owned PFIC shares on the last day of the taxable year is more than $25,000 ($50,000 on a joint return) or if you are deemed to own indirectly more than $5,000 in value of any PFIC shares owned by us; (b) you receive distributions on the A ordinary shares or realize any gain on the disposition of the A ordinary shares or (c) if you have made a mark-to market election (as described below). Other reporting requirements may apply. You are urged to consult your tax advisors regarding Form 8621 and other information reporting requirements if we are considered a PFIC in any taxable year.

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

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded in other than de minimis quantities for at least 15 days during each calendar quarter on a qualified exchange, as defined in applicable U.S. Treasury Regulations. Our A ordinary shares are listed on the NYSE and we expect such shares to be “regularly traded” for purposes of the mark-to-market election, though no assurances can be made in this regard, nor can there be assurance, if our shares are considered to be “readily tradable” for this purpose, that our A ordinary shares will continue to be “readily tradable”.

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

Sale or Other Disposition of A Ordinary Shares

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange or other taxable disposition of a A ordinary share in an amount equal to the difference between the amount realised for the share and your tax basis in the A ordinary share, in each case as determined in United States dollars. Subject to the discussion above under “Passive Foreign Investment Company,” such gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Any gain or loss recognised by you will generally be treated as United States source gain or loss for U.S. foreign tax credit purposes. You are encouraged to consult your tax advisor regarding the availability of the U.S. foreign tax credit in your particular circumstances.

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

I. Subsidiary Information

For more information on our subsidiaries, please see “Part I — Item 4. Information on the Company — C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial risks, including credit risk, interest rate risk, foreign currency risk and equity risk:

Credit Risk

Trading credit risk is managed on a country by country basis by the use of credit checks on new clients and individual credit limits, where appropriate, together with regular updates on any changes in the trading partner’s situation. In a number of cases trading partners will be required to make advance payments or minimum guarantee payments before delivery of any goods. The Group reviews reports received from third parties and in certain cases as a matter of course reserve the right within the contracts it enters into to request an independent third - party audit of the revenue reporting. Further, in many of the catalogue sales, the trading partners have extended payment terms of up to a year and often fall behind contractual payment terms, thus payment cycle extends to 2 to 3 years. With respect to catalogue customers with a long trading history with the Group and who have contracted and paid significant amounts in the past without any prior history of bad debt, the Group closely monitors the same revised payment plans to assure collections. In case of new customer onboarding, the Group follows certain standard Know Your Client (KYC) procedures to ascertain financial stability of the counterparty and follows internal policies to not make ongoing sales to such new customers who are not reasonably current with their payments.

The Group from time to time will have significant concentration of credit risk in relation to individual theatrical releases, television syndication deals or music licenses. This risk is mitigated by contractual terms which seek to stagger receipts, de-recognition of financial assets and/or the release or airing of content. As at March 31, 2019, 20.4% (2018: 20.5%) of trade account receivables were represented by the top five debtors and for the year ended March 31, 2019, a loss on de-recognition of financial assets amounting to $5,988 (2018: 3,562 and 2017: Nil) arising on assignment and novation of trade receivable and trade payables with no recourse have been recognised in the statement of Income within other gains/(losses), net. The maximum exposure to credit risk is that shown within the statements of financial position, net of credit impairment loss $41,335 (2018: $10,193). The maximum credit exposure on financial guarantees given by the Group for various financial facilities is described in Note 33.

As at March 31, 2019, the Group did not hold any material collateral or other credit enhancements to cover its credit risks associated with its financial assets.

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

A uniform decrease of 10% in exchange rates against all foreign currencies in position as of March 31, 2019 would have decreased our net income before tax by approximately $7.0 million. An equal and opposite impact would be experienced in the event of an increase by a similar percentage. Our sensitivity to foreign currency has increased during the year ended March 31, 2019 as a result of an increase in the percentage of liabilities denominated in foreign currency over the comparative period. As of March 31, 2019, 47.4% of our borrowings are denominated in foreign currency.

In management’s opinion, the sensitivity analysis is not representative of the inherent foreign exchange risk because the exposure at the end of the reporting period does not reflect the exposure during the year.

Equity Risk

We are exposed to market risk relating to changes in the market value of our investments, which we hold for purposes other than trading. We invest in equity instruments of private companies for operational and strategic business reasons. These securities may be subject to significant fluctuations in fair market value due to volatility in the industries in which they operate. As at March 31, 2019, the aggregate value of all such equity investments was $2.65 million. For further discussion of our investments see Note 17 to our audited Consolidated Financial Statements appearing elsewhere in this Annual Report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depository Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

ITEM 15A. DISCLOSURE CONTROLS AND PROCEDURES

Our management is responsible for the disclosure of controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to our management, as appropriate, to allow for timely decisions regarding required disclosure.

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(d), we carried out an evaluation, under the supervision and with the participation of our management, of the effectiveness of our disclosure controls and procedures as of March 31, 2019. Our management concluded that our disclosure controls and procedures were not effective as of March 31, 2019 because of material weaknesses in our internal control over financial reporting described below. In light of the material weakness described below, the Company performed additional analysis and other post-closing procedures to determine if its consolidated financial statements are prepared in accordance with IFRS as issued by IASB. Accordingly, management concluded that the financial statements included in this Annual Report on Form 20-F fairly present in all material respects the Company’s financial condition, results of operations and cash flow for the periods presented.

ITEM 15B. MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a- 15(d) of the Exchange Act. Our management has assessed the effectiveness of our internal control over financial reporting as of March 31, 2019 using the criteria established in “Internal Control – Integrated Framework” (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management concluded that our disclosure controls and procedures were not effective as of March 31, 2019 because of material weaknesses in our internal control over financial reporting. A material weakness is deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of our consolidated financial statements as of and for the year ended March 31, 2019, we identified the following material weaknesses in our internal control over financial reporting:

a) The Company’s process of performing customer and/ or vendor due diligence assessment prior to sale or purchase is not satisfactory, which could result in assigning of inappropriate credit limits to customer and/ or vendor. Customer and vendor business particulars is among the key data which the Company should have documented in a Customer/Vendor’s master file.

b) The management review controls designed by the Company, including review of spreadsheets/excel utility control assessment, did not provide sufficient and appropriate evidence to substantiate a level of aggregation and consistency of performance required to prevent or detect misstatements. To be specific, there was lack of documentation at the level of precision required to demonstrate effective management review, including review of the version changes and password protection on the excel utility.

Notwithstanding the material weakness our internal control over financial reporting, the Group performed additional procedures in connection with the preparation of the consolidated financial statements for the year ended March 31, 2019 which have allowed management to conclude that, the consolidated financial statements included in the annual report fairly present, in all material respects, the Group’s financial position, results of operations and cash flows for the periods presented in conformity with IFRS as issued by the IASB.

ITEM 15C. REGISTERED PUBLIC ACCOUNTANTS’ REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Grant Thornton India LLP , has issued an attestation report on the Company's internal control over financial reporting as of March 31, 2019, as stated in their report included in “Part III — Item 17 — Report of Independent Registered Public Accounting Firm Grant Thornton India LLP” in this Annual Report on Form 20-F.

ITEM 15D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this report, no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act), have occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation actions plan to address material weakness

The Group has initiated remediation efforts to address the abovementioned material weakness. The remediation steps include the following:

a) Improve the design and effectiveness of customer and/or vendor due diligence assessment process by seeking further details of customer and/or vendor business particulars such that the credit assessment of the customer and the vendor is performed appropriately prior to execution of the transactions.

b) Increase the depth and experience of our finance department and implement appropriate training programs for staff, manager and executive levels to ensure policy in respect of excel utility controls, including version change and password protection controls are adhered to and detailed documentation substantiating the level of precision at which the management review was performed is being maintained.

Management expects the remediation activities will be effective to remediate the material weaknesses. However, additional steps may be required to remediate either or both material weaknesses. The Company’s internal control over financial reporting will not be considered effective until management has concluded, through further testing, that the underlying controls operate effectively.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee members are Mr. Dilip Thakkar (Chairman), Mr. Shailendra Swarup and Mr. Dhirendra Swarup. All the members are independent director pursuant to the applicable rules of the Commission and the NYSE. See “Part I — Item 6. Directors, Senior Management and Employees — A. Directors and Executive Officers” for the experience and qualifications of the members of the Audit Committee. Our Board of Directors has determined that Mr. Thakkar qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

ITEM 16B. CODE OF ETHICS

We have adopted a written Code of Business Conduct and Ethics that is applicable to all of our directors, senior management and employees. We have posted the code on our website at www.erosplc.com. Information contained on our website does not constitute a part of this annual report. We will also make available a copy of the Code of Business Conduct and Ethics to any person, without charge, if a written request is made to Investor Relations at our offices at Unit 23, Sovereign Park, Coronation Road, Park Royal, London, NW10 7QP.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Grant Thornton India LLP has served as our independent registered public accountant for the fiscal years ended March 31, 2019 and 2018. The following table shows the fees we paid or accrued for the audit and other services provided by Grant Thornton India LLP and associated entities for the years ended March 31, 2019 and 2018.

	Fiscal
	2019	2018
Audit fees	$1,133,000	$816,000
Tax fees	14,000	27,000

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

Tax fees. This category includes fees billed for tax audits and tax related reviews.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As permitted by the rules of the U.S. Securities and Exchange Commission, our audit committee is currently comprised of three non-executives. We believe that our reliance on this exemption from the listing standards for audit committees does not materially adversely affect the ability of our audit committee to act independently.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we, nor any affiliated purchaser, made any purchase of our equity securities in fiscal year 2019.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We have posted our Corporate Governance Guidelines on our website at www.erosplc.com. Information contained on our website does not constitute a part of this annual report.

As our shares are listed on the NYSE, we are subject to the NYSE listing standards. However, as a foreign private issuer, we are exempt from complying with certain corporate governance requirements of the NYSE applicable to a U.S. issuer. Under NYSE rules applicable to us, we only need to:

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Part III — Item 18. Financial Statements” for a list of our consolidated financial statements included elsewhere in this annual report.

ITEM 18. FINANCIAL STATEMENTS

The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

•	Report of Independent Registered Public Accounting Firm Grant Thornton India LLP

•	Consolidated Statements of Financial Position as at March 31, 2019 and 2018

•	Consolidated Statements of Income for the years ended March 31, 2019, 2018, and 2017

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2019, 2018, and 2017

•	Consolidated Statements of Changes in Equity for the years ended March 31, 2019, 2018, and 2017

•	Consolidated Statements of Cash Flows for the years ended March 31, 2019, 2018, and 2017

•	Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit Number	Title
1.1	Memorandum of Association	(c)
1.2	Articles of Association	(c)
2.1	Form of A Share Certificate	(d)
4.1	Relationship Agreement, dated as of December 16, 2009, between Eros International Media Limited, the Company and Eros Worldwide FZ-LLC	(b)
4.2	Shareholders’ Agreement, dated as of January 13,2007, between Eros Multimedia Private Limited and The Group and Big Screen Entertainment Private Limited	(b)
4.3	Shareholders’ Agreement for Ayngaran International Limited, dated as of July 11,2007	(b)
4.4	Employment Agreement of Sunil Lulla as Executive Vice Chairman of Eros International Medial Limited, dated September 29, 2009	(b)
4.5	Service Agreement of Prem Parameswaran as Chief Financial Officer and President of North America and Group Chief Financial Officer, dated May 26, 2015	(f)
4.6	Service Agreement of Kishore Lulla, dated February 17, 2016	(g)
4.7	Service Agreement of Vijay Ahuja as Vice Chairman and President (International) dated June 27, 2006	(b)
4.8	Rules of the Eros International Plc Bonus Share Plan Unapproved Option Scheme 2006, dated May 17, 2006	(b)
4.9	Credit Facility, dated January 5, 2012, between Eros International Plc, Citibank, N.A., London Branch, Lloyds TSB Bank Plc and the Royal Bank of Scotland Plc, with Lloyds TSB Bank Plc as Facility Agent, in the original principal amount of $125 million	(b)
4.10	Increase Confirmation, dated January 12, 2012, from UBS AG, Singapore Branch, to Lloyds TSB Bank Plc as Facility Agent and Eros International Plc	(b)
4.11	IPO Plan Form of Option Agreement	(d)
4.12	Eros International Media Pvt. Ltd. ESOP 2009	(c)
4.13	Form of Joint Share Ownership Deed Measured By Total Share Return	(c)

Exhibit Number	Title
4.15	Form of Joint Share Ownership Deed Measured By Earnings Per Share	(c)
4.16	Employee Benefit Trust Deed	(c)
4.17	Form of Option Agreement for Option Awards Approved April 17, 2012	(d)
4.18	Service Agreement of Jyoti Deshpande as Group Chief Executive Officer and Managing Director of Eros International Plc, date September 5, 2013	(e)
4.19	Letter agreement for Employment between Eros International PLC, Eros Digital FZ LLC and Jyoti Deshpande dated February 17, 2016.	(g)
4.20	Employment Agreement of Jyoti Deshpande as Executive Director of Eros International Media Limited, dated August 29, 2013	(d)
4.21	Service Agreement of Vijay Ahuja as Executive Director of Eros International Pte Ltd, dated April 1, 2013	(d)
4.22	Service Agreement of Pranab Kapadia as President – Europe & Africa of Eros International Ltd., dated December 1, 2007	(d)
4.23	Amended and Restated Service Agreement of Rishika Lulla Singh as Chief Executive Officer – Eros Digital FZ LLC, dated February 17, 2016	(g)
4.24	Service Agreement of Mark Carbeck as Chief Corporate and Strategy Officer, dated April 3, 2014	(g)
4.25	Service Agreement of David Maisel as Non-Executive Director, dated February 13, 2015	(f)
4.26	Service Agreement of Rajeev Misra as Non-Executive Director, dated June 17, 2015	(f)
4.27	Form of 2014 Option Agreement for Option Awards	(f)
4.28	Form of 2015 Option Agreement for Option Awards	(f)
4.29	Trust Deed constituting the £50 million 6.50% Bonds due 2021, dated October 15, 2014	(f)
4.30	Amended Credit Agreement, between Eros International Plc, Citibank, N.A., London Branch, Lloyds TSB Bank Plc and the Royal Bank of Scotland Plc, dated February 12, 2015	(f)
4.31	Form of Increase Confirmation, dated July 31, 2013, from HSBC Bank Plc to Lloyds TSB Bank Plc as Facility agent and Eros International Plc	(d)
4.32	Relationship Agreement dated as of September 20, 2016 between Eros International Media Limited and Eros Worldwide FZ LLC	(i)
4.33	Form of Indenture between the Company and Wilmington Savings Fund Society, FSB, as trustee	(j)
4.34	Form of Supplementary Indenture between the Company and Wilmington Savings Fund Society, FSB, as trustee	(j)
4.35	Form of Senior Convertible Note (included as Exhibit A to Exhibit 4.34 hereto)	(j)
4.36	Form of Warrant	(j)
8.1	Subsidiaries of Eros International Plc	(a)
10.1	Form of Securities Purchase Agreement	(i)
10.2	Registration Rights Agreement between Eros International Plc and Reliance Industrial Investments and Holdings Limited, dated August 8, 2018	(l)
12.1	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)	(a)
12.2	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)	(a)
13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350	(a)
13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350	(a)
15.2	Consent to Use of Federation of Indian Chambers of Commerce and Industry – Indian Media and Entertainment Industry Reports	(a)
101.INS	XBRL Instance Document	(a)
101.SCH	XBRL Taxonomy Extension Schema Document	(a)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	(a)
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	(a)
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	(a)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	(a)

___________________

(a)	Filed herewith
(b)	Previously filed on March 30, 2012 as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-180469) and incorporated herein by reference.
(c)	Previously filed on April 24, 2012 as an exhibit to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-180469) and incorporated herein by reference.
(d)	Previously filed on October 29, 2013 as an exhibit to Amendment No. 5 to the Company’s Registration Statement on Form F-1 (File No. 333-180469) and incorporated herein by reference.
(e)	Previously filed on November 5, 2013 as an exhibit to Amendment No. 6 to the Company’s Registration Statement on Form F-1 (File No. 333-180469) and incorporated herein by reference.
(f)	Previously filed on July 8, 2015 as an exhibit to the Company’s Annual Report on Form 20-F and incorporated herein by reference.
(g)	Previously filed on July 27, 2016 as an exhibit to the Company’s Annual Report on Form 20-F and incorporated herein by reference.
(h)	Previously filed on July 31, 2017 as an exhibit to the Company’s Annual Report on Form 20-F and incorporated herein by reference.
(i)	Previously filed on August 4, 2017 as an exhibit to the Company’s Registration Statement on Form F-3 (File No. 333-219708) and incorporated herein by reference.
(j)	Previously filed on December 4, 2017 as an exhibit to the Company’s Current report on Form 6-K and incorporated herein by reference.
(k)	Previously filed on March 14, 2018 as an exhibit to the Company’s Registration Statement on Form S-8 (File No. 333-223643) and incorporated herein by reference.
(l)	Previously filed on September 17, 2018 as an exhibit to the Company’s Registration Statement on Form F-3 (File No. 333-227380) and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: August 14, 2019	EROS INTERNATIONAL PLC

	By:	/s/ Prem Parameswaran
	Name:	Prem Parameswaran
	Title:	Executive Director, President of North America & Group Chief Financial Officer

	By:	/s/ Kishore Lulla
	Name:	Kishore Lulla
	Title:	Executive Chairman and Group Chief Executive Officer and Managing Director

EROS INTERNATIONAL PLC
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Eros International Plc

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Eros International Plc and subsidiaries (the “Company”) as of March 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2019, in conformity with International Financial Reporting Standards, as issued by International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of March 31, 2019, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated August 14, 2019 expressed an adverse opinion.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred net loss of $ 410,453 thousand in the current year ended March 31, 2019 primarily arising from the impairment of non-current assets. Further, subsequent to the balance sheet date, the Company has also delayed payment of certain borrowings from banks that led to significant downgrade in credit rating. These conditions and other matters that set forth in Note 2, raise substantial doubt about the Company’s ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principles

As discussed in Note 39 to the financial statements, the Company changed its method of accounting for revenue from contracts with customers and Financial Instruments during the year ended March 31, 2019 due to adoption of the IFRS 15 and IFRS 9, respectively. The Company adopted the new standards using a modified retrospective approach.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON INDIA LLP

We have served as the Company’s auditor since 2013.

Mumbai, India

August 14, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Eros International Plc

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Eros International Plc and subsidiaries (the “Company”) as of March 31, 2019, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, because of the effect of the material weaknesses described in the following paragraphs on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of March 31, 2019, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment.

The management has identified material weaknesses related to (a) lack of sufficiency level of precision applied in management review controls, including review of completeness and accuracy of the source data maintained on an excel utility and inadequacy of documentation that provides evidence of review, and (b) the process of performing customer and vendor due diligence assessment prior to execution of the sale and the purchase transactions is not satisfactory.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended March 31, 2019. The material weaknesses identified above were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2019 consolidated financial statements, and this report does not affect our report dated August 14, 2019, which expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON INDIA LLP

Mumbai, India

August 14, 2019

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT MARCH 31, 2019 AND 2018

		As at March 31
	Note	2019	2018
		(in thousands)
ASSETS
Non-current assets
Property and equipment	13	$10,921	$10,013
Goodwill	14	—	3,800
Intangible assets — trade name	14	—	14,000
Intangible assets — content	15	706,572	998,543
Intangible assets — others	16	3,794	5,280
Investments	17	2,650	27,257
Trade and other receivables — amortised cost	19	10,065	9,144
Income tax receivable		1,284	1,269
Restricted deposits		756	1,100
Deferred income tax assets	11	1,263	351
Total non-current assets		$737,305	$1,070,757

Current assets
Inventories	18	$435	$353
Trade and other receivables — fair value	19	125,229	—
Trade and other receivables — amortised cost	19	79,916	245,079
Investments	17	1,042	—
Cash and cash equivalents	21	89,117	87,762
Restricted deposits		55,858	6,368
Total current assets		351,597	339,562
Total assets		$1,088,902	$1,410,319

LIABILITIES
Current liabilities
Trade and other payables	20	$83,487	$72,142
Acceptances	24	8,366	8,898
Short-term borrowings — fair value	23	68,349	53,500
Short-term borrowings — amortised cost	23	140,559	98,463
Derivative financial instruments	26	620	—
Current income tax payable		17,291	6,324
Total current liabilities		$318,672	$239,327

Non-current liabilities
Long-term borrowings— fair value	23	—	32,510
Long-term borrowings — amortised cost	23	71,920	92,473
Other long - term liabilities	25	13,898	3,073
Deferred income tax liabilities	11	27,427	39,519
Total non-current liabilities		$113,245	$167,575

Total liabilities		$431,917	$406,902

EQUITY
Share capital	27	$39,326	$35,334
Share premium		580,013	453,997
Reserves		(2,202)	422,992
Other components of equity	30	(79,696)	(48,649)
JSOP reserve	29	(15,985)	(15,985)
Share application money pending allotment		—	18,000
Equity attributable to equity holders of Eros International Plc		$521,456	$865,689
Non-controlling interest	37	135,529	137,728
Total equity		$656,985	$1,003,417
Total liabilities and shareholder’s equity		$1,088,902	$1,410,319

The accompanying notes form an integral part of these consolidated financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2019, 2018 AND 2017

		Year ended March 31
	Note	2019	2018	2017
		(in thousands, except per share amounts)
Revenue	5	$270,126	$261,253	$252,994
Cost of sales	6	(155,396)	(134,708)	(164,240)
Gross profit		114,730	126,545	88,754
Administrative costs	6	(87,134)	(68,029)	(63,309)
Operating profit before exceptional item		27,596	58,516	25,445
Impairment loss	2(b)	(423,335)	—	—
Operating profit/(loss)		(395,739)	58,516	25,445
Finance costs	8	(24,093)	(19,668)	(19,521)
Finance income	8	16,419	1,855	2,365
Net finance costs	8	(7,674)	(17,813)	(17,156)
Other gains/(losses)	9	288	(41,321)	14,205
Profit/(loss) before tax		(403,125)	(618)	22,494
Income tax	10	(7,328)	(9,127)	(11,039)
Profit/(loss) for the year		$(410,453)	$(9,745)	$11,455
Attributable to:
Equity holders of Eros International Plc		$(423,867)	$(22,575)	$3,805
Non-controlling interest		13,414	12,830	7,650
		$(410,453)	$(9,745)	$11,455
(Loss)/Earnings per share (cents)
Basic earnings/(loss) per share	12	(599.5)	(36.3)	6.4
Diluted earnings/(loss) per share	12	(599.5)	(36.3)	5.1

The accompanying notes form an integral part of these consolidated financial statements.

EROS INTERNATIONAL PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED MARCH 31, 2019, 2018 AND 2017

	Year ended March 31
	2019	2018	2017
	(in thousands, except per share amounts)
Profit/(loss) for the year	$(410,453)	$(9,745)	$11,455
Other comprehensive income:
Items that will not be subsequently reclassified to profit or loss
Changes in fair value of investments	(24,687)
Revaluation of property and equipment	1,745	—	—
Items that will be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	(13,934)	(1,153)	6,618
Exchange differences on revaluation of property and equipment	78	6	(27)
Reclassification of cash flow hedge to consolidated statements of income	—	375	804
Fair value loss on trade account receivable (FVTOCI)	(4,664)	—	—
Impairment loss on available-for-sale financial assets	—	—	(384)
Total other comprehensive (loss)/income for the year	$(41,462)	$(772)	$7,011
Total comprehensive (loss)/income for the year, net of tax	$(451,915)	$(10,517)	$18,466

Attributable to
Equity holders of Eros International Plc	(459,321)	(23,106)	8,997
Non-controlling interest	7,406	12,589	9,469

The accompanying notes form an integral part of these consolidated financial statements.

EROS INTERNATIONAL PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2019, 2018 AND 2017

		Year ended March 31
	Note	2019	2018	2017
		(in thousands)
Cash flow from operating activities
Profit/(loss) before tax		$(403,125)	$(618)	$22,494
Adjustments for:
Depreciation	13	1,049	1,265	1,082
Share based payments	28	21,561	17,918	23,471
Amortization of intangible film and content rights	15	130,155	115,285	135,316
Amortization of other intangible assets	16	1,214	1,726	1,816
Other non-cash items	31	481,773	50,119	(10,616)
Net finance costs	8	20,901	18,745	17,156
Gain on sale of available-for-sale financial assets		(37)	—	(58)
Movement in trade and other receivables		(179,784)	(91,317)	(72,247)
Movement in inventories		(99)	(219)	(412)
Movement in trade and other payables		22,166	(1,215)	4,172
Loss/(gain) on sale of property and equipment		97	(2)	22
Cash generated from operations		95,871	111,687	122,196
Interest paid		(13,347)	(20,761)	(18,390)
Income taxes paid		(7,558)	(7,683)	(4,813)
Net cash generated from operating activities		$74,966	$83,243	$98,993

Cash flows from investing activities
Investment		$(1,005)	$—	$—
Proceeds from sale of available-for-sale investment		—	—	288
Purchase of property and equipment		(380)	(913)	(678)
Proceeds from disposal of property and equipment		6	70	2
Investment in restricted deposits held with banks		(53,507)	(27)	(4,018)
Restricted deposits matured		3,952	—	—
Deconsolidation/acquisition of cash and cash equivalent in subsidiary		—	(9)	—
Purchase of intangible film rights and content rights		(107,722)	(186,757)	(173,481)
Purchase of other intangible assets		(907)	(321)	—
Interest received		1,830	2,537	2,696
Net cash (used in) investing activities		$(157,733)	$(185,420)	$(175,191)

Cash flows from financing activities
Proceeds from issue of share capital, net of transaction costs		$54,820	$16,645	$30,466
Proceeds from issue of shares by subsidiary		77	556	40
Investment in shares of subsidiary		(2,892)	40,221	—
Share application money received pending allotment		—	18,000	—
Proceeds from issue out of treasury shares		—	—	938
(Repayment of)/ proceeds from/ short term debt with maturity less than three months (net)		—	211	(39,493)
Proceeds from short-term debt		103,365	48,249	76,310
Repayment of short-term debt		(59,014)	(43,785)	(66,404)
Proceeds from long-term debt, net of transaction costs of Nil (2018: Nil and 2017: $384)		—	111,278	16,522
Repayment of long-term debt		(12,239)	(113,960)	(12,450)
Net cash generated from financing activities		$84,117	$77,415	$5,929

Net increase/(decrease) in cash and cash equivalents		1,350	(24,762)	(70,269)

Effects of exchange rate changes on cash and cash equivalent		5	257	(238)
Cash and cash equivalents at beginning of year		87,762	112,267	182,774
Cash and cash equivalents at the end of year		$89,117	$87,762	$112,267

The cash outflow towards intangible film rights and content right includes, interest paid and capitalized $9,607 (2018: $11,722 and 2017: $7,176).

The accompanying notes form an integral part of these consolidated financial statements.

Reconciliation of Liabilities arising from Financing activities:

	Long term debt(*)	Short term debt	Total
As at March 31, 2018	$188,909	$87,755	$276,664
Considered in cash flow (net)	(12,239)	44,351	32,112
Net finance cost in relation to convertible notes	10,682	—	10,682
Shares issued in lieu of convertible note	(49,741)	—	(49,741)
Movement in derivative financial instruments	—	902	902
Borrowing for purchase of property and equipment, net	424	—	424
Amortization of debt issuance cost	415	—	415
Transfer of long-term loan to short- term loan	(5,555)	5,555	—
Changes in fair value of convertible notes measured at fair value through profit and loss	21,398	—	21,398
Exchange adjustment	(7,039)	(4,369)	(11,408)
As at March 31, 2019	$147,254	$134,194	$281,448

(*) including current portion and derivative financial instruments

	Long term debt(*)	Short term debt	Total
As at March 31, 2017	$198,792	$83,631	$282,423
Considered in cash flow (net)	(2,682)	4,675	1,993
Net finance cost in relation to convertible notes	4,338	—	4,338
Swap interest	(763)	—	(763)
Shares issued in lieu of convertible notes	(32,168)	—	(32,168)
Convertible notes measured at fair value through profit and loss	13,840	—	13,840
Amortization of debt issuance cost	664	(253)	411
Exchange adjustment	6,888	(298)	6,590
As at March 31, 2018	$188,909	$87,755	$276,664

(*) including current portion and derivative financial instruments

The accompanying notes form an integral part of these consolidated financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH 31, 2019

			Other components of equity
	Share capital	Share premium account	Currency translation reserve	Available for sale fair value reserves	Revaluation reserve	Reserves	JSOP reserve	Share Application Reserve	Equity Attributable to Shareholders of EROS International PLC	Non- controlling interest	Total equity
	(in thousands)
Balance as at March 31, 2018	$35,334	$453,997	$(56,722)	$6,238	$1,835	$422,992	$(15,985)	$18,000	$865,689	$137,728	$1,003,417

Adoption of IFRS 15/9 (Refer Note 39)	—	—	(34)	—	—	(14,270)	—	—	(14,304)	(3,520)	(17,824)

Balance as at April 1, 2018	$35,334	$453,997	$(56,756)	$6,238	$1,835	$408,722	$(15,985)	$18,000	$851,385	$134,208	$985,593

Profit for the period	—	—	—	—	—	(423,867)	—	—	(423,867)	13,414	(410,453)

Other comprehensive income/(loss) for the period	—	—	(7,423)	(24,687)	1,097	(4,441)	—	—	(35,454)	(6,008)	(41,462)

Total comprehensive income/(loss) for the period	—	—	(7,423)	(24,687)	1,097	(428,308)	—	—	(459,321)	7,406	(451,915)

Issue of shares	1,948	70,718	—	—	—	—	—	(18,000)	54,666	—	54,666

Shares issued on exercise of employee stock options and awards	302	7,299	—	—	—	(7,447)	—	—	154	—	154

Share based Compensation	—	—	—	—	—	21,118	—	—	21,118	443	21,561

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	3,713	—	—	3,713	(6,528)	(2,815)

Shares issued in lieu of convertible notes	1,742	47,999	—	—	—	—	—	—	49,741	—	49,741

Balance as at March 31, 2019	$39,326	$580,013	$(64,179)	$(18,449)	$2,932	$(2,202)	$(15,985)	$—	$521,456	$135,529	$656,985

The accompanying notes form an integral part of these consolidated financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH 31, 2018

			Other components of equity
	Share capital	Share premium account	Currency translation reserve	Available for sale fair value reserves	Revaluation reserve	Hedging reserve	Reserves	JSOP reserve	Share Application Reserve	Equity Attributable to Shareholders of EROS International PLC	Non- controlling interest	Total equity
	(in thousands)
Balance as at April 1, 2017	$31,877	$399,686	$(55,810)	$6,238	$1,829	$(375)	$436,997	$(15,985)	$—	$804,457	$79,091	$883,548

(Loss)/Profit for the year	—	—	—	—	—	—	(22,575)	—	—	(22,575)	12,830	(9,745)

Other comprehensive income/(loss) for the year	—	—	(912)	—	6	375	—	—	—	(531)	(241)	(772)

Total comprehensive income/(loss) for the year	—	—	(912)	—	6	375	(22,575)	—	—	(23,106)	12,589	(10,517)

Share based compensation (Refer Note 28)	—	—	—	—	—	—	17,316	—	—	17,316	602	17,918

Shares issued on exercise of employee stock options and awards (Refer Note 27)	277	8,894	—	—	—	—	(8,955)	—	—	216	—	216

Changes in ownership interests in subsidiaries that do not result in a loss of control (Refer Note 4)	—	—	—	—	—	—	209	—	—	209	40,568	40,777

Issue of shares, net of transaction costs of Nil (Refer Note 27)	555	15,874	—	—	—	—	—	—	—	16,429	—	16,429

Loss of control in a subsidiary (Refer Note 4)	—	—	—	—	—	—	—	—	—	—	4,878	4,878

Shares pending for allotment (Refer Note 27)	—	—	—	—	—	—	—	—	18,000	18,000	—	18,000

Shares issued in lieu of convertible notes (Refer Note 27)	2,625	29,543	—	—	—	—	—	—	—	32,168	—	32,168

Balance as at March 31, 2018	$35,334	$453,997	$(56,722)	$6,238	$1,835	$—	$422,992	$(15,985)	$18,000	$865,689	$137,728	$1,003,417

The accompanying notes form an integral part of these consolidated financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH 31, 2017

			Other components of equity
	Share capital	Share premium account	Currency translation reserve	Available for sale fair value reserves	Revaluation reserve	Hedging reserve	Reserves	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC	Non- controlling interest	Total equity
	(in thousands)
Balance as at April 1, 2016	$30,793	$356,865	$(60,609)	$6,622	$1,856	$(1,179)	$423,151	$(17,167)	$740,332	$68,762	$809,094

Profit for the year	—	—	—	—	—	—	3,805	—	3,805	7.650	11,455

Other comprehensive income/(loss) for the year	—	—	4,799	(384)	(27)	804	—	—	5,192	1,819	7011

Total comprehensive income/(loss) for the year	—	—	4,799	(384)	(27)	804	3,805	—	8,997	9,469	18,466

Issue of shares, net of transaction costs of Nil (Refer Note 27)	808	29,712	—	—	—	—	—	—	30,520	—	30,520

Share based compensation (Refer Note 28)	—	—	—	—	—	—	22,901	—	22,901	570	23,471

Shares issued on exercise of employee stock options and awards (Refer Note 27)	276	13,273	—	—	—	—	(13,549)	—	—	—	—

Issue out of treasury shares (Refer Note 29)	—	(164)	—	—	—	—	—	1,182	1,018	—	1,018

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	689	—	689	290	979

Balance as at March 31, 2017	$31,877	$399,686	$(55,810)	$6,238	$1,829	$(375)	$436,997	$(15,985)	$804,457	$79,091	$883,548

The accompanying notes form an integral part of these consolidated financial statements.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	NATURE OF OPERATIONS, GENERAL INFORMATION AND BASIS OF PREPARATION

Eros International Plc (“Eros” or the “Company”) and its subsidiaries’ (together with Eros, the “Group”) principal activities include the acquisition, co-production and distribution of Indian films and related content. Eros International Plc is the Group’s ultimate parent company. It is incorporated and domiciled in the Isle of Man. The address of Eros International Plc’s registered office is First Names House, Victoria Road, Douglas, Isle of Man IM2 4DF.

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared on accrual basis and under the historical cost convention on a going concern basis, with the exception of:

A)	revaluation of certain properties and equipments
B)	certain financial instruments and assets acquired and liabilities assumed in a business combination that have been measured at fair value as required by relevant IFRSs
C)	Employee stock option plans which have been recognized at fair value
D)	Certain employee benefit plans, which are measured based on actuarial assumptions

The Group’s accounting policies as set out below have been applied consistently throughout the Group to all the periods presented, unless otherwise stated. The financial statements of Eros and each of its subsidiaries are measured using the currency of the primary economic environment in which these entities operate (i.e. the functional currency). The consolidated financial statements are presented in US Dollars (USD) which is the presentation currency of the Company and has been rounded off to the nearest thousands.

The consolidated financial statements for the year ended March 31, 2019 were approved by the Eros Board of Directors and authorized for issue on August 14, 2019.

2	GOING CONCERN AND IMPAIRMENT OF NON- CURRENT ASSETS

2(a)	GOING CONCERN

The Group meets its day to day working capital requirements and funds its investment in content and film rights primarily through a variety of cash generated from operations, banking arrangements, de-recognition of financial assets and strategic alternatives. Under the terms of such banking arrangements, the Group is able to draw down in the local currencies of its operating businesses.

The borrowings (as set out in Note 23) are subject to individual covenants and a negative pledge that restricts the Group’s ability to incur liens, security interests or similar encumbrances or arrangements on its assets.

The Group has incurred loss for the year amounting $410,453 [after considering the impact of an impairment loss amounting $423,335 as described in Note 2 (b)] and $9,745 for the year ended March 31, 2019 and 2018 respectively. Subsequent to the balance sheet date, there has been a reduction in the market capitalization of the Company due to various allegations that the management believes are false in addition to a credit rating downgrade of our Indian listed subsidiary due to delay in repayment of loan interest.. The credit rating downgrade continues as of date. Further, as described in Note 2 (b) - the Company recorded an impairment loss amounting to $423,335 for the year ended March 31, 2019.

However, the net monetary assets and liabilities position as at March 31, 2019 and March 31, 2018 are positive. Further, the Group have generated positive operating cash flow before incurring capital expenditures for the year ended March 31, 2019 and 2018 respectively. In addition, the Company has cash and cash equivalents of $89,117 as of March 31, 2019.

The Group is exposed to uncertainties arising from the global economic climate and in the markets in which it operates. Market conditions could lead to lower than anticipated demand for the Group’s products and services and exchange rate volatility could also impact reported performance. The Group has considered the impact of these uncertainty and other uncertainties and factored them into their financial forecasts and assessment of covenant headroom, including renewal of short-term borrowings and/or accessibility of long-term borrowings.

The Group’s forecasts and projections, taking account of reasonably possible changes in trading performance (and available mitigating actions), shows that the Group will be able to operate within the expected limits of the facilities available as of March 31, 2019 for the next twelve months and will provide a headroom against the covenants for the foreseeable future on account of cash generated from operations and/ or strategic alternatives that the Company is current exploring, including binding business arrangement with large Internet Service Providers (ISPs) and Telecom Companies. Further a portion of company’s short-term borrowings have been renewed as per previously approved banking terms and the remaining portion of short-term borrowings are under process of renewal with the banking institution/s.

For this reason, Management continues to adopt the going concern basis in preparing the consolidated financial statements in accordance with IFRS as issued by the IASB, which assumes that the Group will be able to meet its liabilities, including mandatory repayment of the banking facilities, as disclosed in Note 23, as they fall due, failing which an impact on the Group’s ability to realize assets at their recognized values, in particular content and film rights, and to extinguish liabilities in the normal course of business at the amounts stated in the consolidated financial statements, may occur.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2(b)	IMPAIRMENT OF NON- CURRENT ASSETS

Impairment reviews in respect of goodwill and indefinite-lived intangible assets are performed annually. More regular reviews, and impairment reviews in respect of other non-current assets, are performed if events indicate that an impairment review is necessary. Examples of such triggering events would include a significant planned restructuring, a major change in market conditions or technology, reduction in market capitalization, expectations of future operating losses, or negative cash flows. The asset or Cash Generating Unit (CGU) is impaired if its carrying amount exceeds its recoverable amount. The recoverable amount is defined as the higher of the ‘fair value less costs of disposal’ (“FVLCD”) and the ‘value in use’ (“VIU”).

The Group identified one reporting segment and CGU, i.e. film content. The group performed impairment assessment as of March 31, 2019. The recoverable amount of the cash generating unit was determined based on value in use, which was higher than the FVLCD.

Value in use was determined based on future cash flows after considering current economic conditions and trends, estimated future operating results, growth rates (which is lower than those considered in previous years) and anticipated future economic conditions. The approach and key (unobservable) assumptions used to determine the cash generating unit’s value in use were as follows:

Assumptions	As at March 31, 2019	As at March 31, 2018
Growth rate applied beyond approved forecast period	4%	4%
Pre-tax discount rate	21%	19%

The Company considered it appropriate to undertake an impairment assessment with reference to the estimated cash flows for the period of four years developed using internal forecast and extrapolated for the fifth year. The growth rates used in the value in use calculation reflect those inherent within the Company’s internal forecast, which is primarily a function of the future assumptions, past performance and management’s expectation of future developments through fiscal 2024.

Accordingly, the Group recorded an impairment loss, totaling to $423,335, as an exceptional item, being significant and non-recurring in nature, within the Statement of Income for the year ended March 31, 2019 mainly due to high discount rate as explained in the table above and changes in the market conditions, including lower projected volume when compared to prior year/s. The aforesaid impairment loss was firstly, allocated from the carrying amount of goodwill and Intangible assets - trademark totaling $17,800 and the residual amount totaling $405,535 was allocated to Intangible assets - content.

Sensitivity to key assumptions

The change in the key following assumptions used in the impairment review would, in isolation, lead to an increase in impairment loss recognized by followings amounts as at March 31, 2019 (Although it should be noted that these sensitivities do not take account of potential mitigating actions)

(in millions)
As at March 31, 2019
Increase in discount rate by 1%	$54
Decrease in long term growth rate applied beyond approved forecast period by 1%	$30
Decrease in projected volume by 1%	$63

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1.	Overall considerations

The significant accounting policies that have been used in the preparation of these consolidated financial statements are summarized below. Financial statements are subject to the application of significant accounting estimates and judgments. These are summarized in Note 38.

Significant new accounting pronouncements

Two significant new accounting standards IFRS 15 “Revenue from Contracts with Customers” and IFRS 9 “Financial Instruments” were adopted by the Group on April 1, 2018. The impact of adopting these new standards on the financial statements at April 1, 2018 and the key changes to the accounting policies previously applied by the Group are disclosed in note 39.

In the year ended March 31, 2019, the Group has adopted new guidance for the recognition of revenue from contracts with customers. This guidance was applied using a modified retrospective (‘cumulative catch-up’) approach under which changes having a material effect on the consolidated statement of financial position as at March 31, 2018 are presented together as a single adjustment to the opening balance of retained earnings. Accordingly, the Group is not required to present a third statement of financial position as at that date. The Group’s new IFRS 15 accounting policy is disclosed in note 3.4.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Further, the Group has adopted new guidance for accounting for financial instruments. This guidance was applied using the transitional relief allowing the entity not to restate prior periods. Differences arising from the adoption of IFRS 9 in relation to classification, measurement, and impairment are recognized in retained earnings. The Group’s new IFRS 9 accounting policy is disclosed in note 3.12.

3.2.	Basis of consolidation

The financial statements of the Group consolidates results of the Company and entities controlled by the Company and its subsidiary undertakings. Control exists when the Company, directly or indirectly, has existing rights that give the Company the current ability to direct the activities which affect the entity’s returns; the Company is exposed to or has rights to a return which may vary depending on the entity’s performance; and the Company has the ability to use its powers to affect its own returns from its involvement with the entity.

Unrealized gains on transactions within the Group are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

Business combinations are accounted for under the purchase method. The purchase method involves the recognition at fair value of all identifiable assets and liabilities, including contingent liabilities of the subsidiary, at the acquisition date, regardless of whether or not they were recorded in the financial statements of the subsidiary prior to acquisition. On initial recognition, the assets and liabilities of the subsidiary are included in the consolidated statement of financial position at their fair values. Transaction costs that the company incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. Goodwill is stated after separating out identifiable intangible assets. Goodwill represents the excess of acquisition cost over the fair value of the Group’s share of the identifiable net assets of the acquired subsidiary at the date of acquisition.

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

Loss of control policy

When a change in the Group’s ownership interest in a subsidiary results in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognized and a gain or loss arising thereto is accounted within Statement of Income. Amounts previously recognized in other comprehensive income in respect of that entity are also reclassified to Statement of Income.

3.3.	Segment reporting

IFRS 8 Operating Segments (“IFRS 8”) requires operating segments to be identified on the same basis as is used internally for the review of performance and allocation of resources by the Group’s chief operating decision maker, which is the Group’s CEO and MD. The revenues of films are earned over various formats; all such formats are functional activities of filmed entertainment and these activities take place on an integrated basis. The management team reviews the financial information on an integrated basis for the Group as a whole. The management team also monitors performance separately for individual films for at least 12 months after the theatrical release. Certain resources such as publicity and advertising, and the cost of a film are also reviewed globally.

Eros has identified four geographic areas, consisting of its main geographic areas (India, North America and Europe), together with the rest of the world.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.4.	Revenue

Effective April 1, 2018, the Group has applied IFRS 15 ‘Revenue from Contracts with Customers’ which establishes a comprehensive framework for determining whether, how much and when revenue is to be recognized. IFRS 15 replaces IAS 18 ‘Revenue’, IAS 11 ‘Construction Contracts’ and several certain revenue related interpretations. The new Standard has been applied retrospectively without restatement, with the cumulative effect of initial application recognised as an adjustment to the opening balance of retained earnings at April 1, 2018. In accordance with the transition guidance, IFRS 15 has only been applied to contracts that are incomplete as at April 1, 2018. The comparative information continues to be reported under IAS 18 and IAS 11. Refer note 3.4 – Summary of Significant accounting policies – Revenue recognition in the Annual report of the Group for the year ended March 31, 2018, for revenue recognition policy as per IAS 18 and IAS 11. Refer note 39 for analysis of the impact of adoption of the standard on the financial statements of the Group.

To determine whether to recognise revenue, the Group follows a 5-step process:

a)	Identifying the contract with a customer
b)	Identifying the performance obligations
c)	Determining the transaction price
d)	Allocating the transaction price to the performance obligations
e)	Recognising revenue when/as performance obligation(s) are satisfied

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration which the Group expects to receive in exchange for those products or services. To ensure collectability of such consideration and financial stability of the counterparty, the Group performs certain standard Know Your Client (KYC) procedures based on their geographic locations and evaluates trend of past collection from such locations.

Revenue is measured based on the transaction price, which is the consideration, adjusted for any discounts and incentives, if any, as specified in the contract with the customer. Revenue also excludes taxes collected from customers. In case of revenues which are subject to change, the Group estimates the amount to be received using the “most likely amount” approach, or the “expected value” approach, as appropriate. This amount is then included in the Group’s estimate of the transaction price only if it is highly probable that a significant reversal of revenue will not occur once any uncertainty surrounding the bonus is resolved. In making this assessment the Group considers its historical performance on similar contracts.

The Group recognises contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as other liabilities in the statement of financial position (see Note 25). Similarly, if the Group satisfies a performance obligation before it receives the consideration, the Group recognises either a contract asset or a receivable in its statement of financial position, depending on whether something other than the passage of time is required before the consideration is due

The following criteria apply in respect of various revenue streams within filmed entertainment:

•	In arrangements for theatrical distribution, contracted minimum guarantees are recognized on the theatrical release date. The Group’s share of box office receipts in excess of the minimum guarantee is recognized at the point as the box office receipts gets accrued.
•	In arrangements for television syndication, license fees received in advance which do not meet all the above criteria, including commencement of the availability for broadcast under the terms of the related licensing agreement, are included in contract liability until the criteria for recognition is met. Further in arrangements where the license fees received in advance is for a period of 12 months or more from the commencement, the company computes significant discounting component at imputed rate of interest on advances received and recognizes within net finance cost in the statement of income. . Accumulated contract liability (deferred revenue) is recognized upon commencement of availability for broadcast.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•	In arrangements for catalogue sales, the Group recognizes revenue if revenue recognition criteria’s such as a valid sales contract exists, all content is delivered and the customer start generating economic benefits from them, the Group is reasonably certain on collectability, and the Group’s contractual obligations are complete and are met. Considering the arrangement with catalogue customers provide for a contractual deferred payment terms up to a year and in many cases the payments often fall behind contractual terms, revenues from catalogue sales are recognized net of financing component calculated at imputed market rate of interest on the gross receivables. The re-measurement of such financing period at each balance sheet date and related gains or losses is recognized within administrative costs in the Statement of Income. The unwinding of the such discount is recognized using effective interest rate within net finance cost in the Statement of Income.
•	Digital and ancillary media revenues are recognized at the earlier of when the content is accessed or declared. Fees received for access to the specified and unspecified future content through digital and ancillary media, including usage of over-the-top platform developed by the Group, is recognized on straight line basis over the period of the service contract. Billing in excess of the revenue recognized is shown as contract liability .
•	DVD, CD and video distribution revenue is recognized on the date the product is delivered or if licensed in line with the above criteria. Visual effects, production and other fees for services rendered by the Group and overhead recharges are recognized in the period in which they are earned and in certain cases, the stage of production is used to determine the proportion recognized in the period.

3.5.	Goodwill

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Life of asset	Rate of amortization % straight line per annum
Information technology assets	3 years	33
Other intangibles	3 - 6 years	17 – 33

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

Goodwill and Trade names are tested for impairment at least annually. All other individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Management believes that due to change in the key assumptions with respect to volume growth and discount rate has resulted into impairment of Goodwill and Trade name.

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.8.	Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation and impairment. Land and freehold buildings are shown at what Management believes to be their fair value, based on, among other things, periodic but at least triennial valuations by an external independent valuer, less subsequent depreciation for freehold buildings.

Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount. Increases in the carrying amount arising on revaluation of freehold land and buildings are credited to other reserves in shareholders’ equity through other comprehensive income. Decreases that offset previous increases are charged against other reserves.

Depreciation is provided to write-off the cost of all property and equipment to their residual value as stated below:

	Life of Asset	Rate of depreciation % WDV per annum
Freehold building	60 years	2-10
Furniture and fittings and equipment	5 years	15-20
Vehicles and machinery	3-5 years	20-30

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

3.11.	Restricted deposits held with banks

Deposits held with banks as security for overdraft facilities are included in restricted deposits held with bank.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.12.	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. The impact of adoption of IFRS 9 “Financial Instruments” on classification as of April 1, 2018 and March 31, 2019 is explained in note 39.

i.	Recognition, initial measurement and derecognition

Financial assets and liabilities are recognised when the Group becomes a party to the contractual provisions of the instrument. Financial assets and liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value measured on initial recognition of financial assets or financial liability.

The transaction costs directly attributable to the acquisition of financial assets and financial liabilities at fair value through profit and loss are immediately recognised in the Consolidated Statement of Income.

A financial asset is primarily derecognised (i.e. removed from the Group’s statement of financial position) when:

a)	The rights to receive cash flows from the asset have expired, or
b)	The Group has transferred its rights to receive cash flows under an eligible transaction.

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

ii.	Classification

For the purpose of subsequent measurement, financial assets are classified into the following categories upon initial recognition:

•	Debt instruments at amortised cost
•	Debt instruments at fair value through other comprehensive income (FVTOCI)
•	Debt instruments, derivatives and equity instruments at fair value through profit or loss (FVTPL)
•	Equity instruments measured at fair value through other comprehensive income (FVTOCI)
•	Equity instruments measured at fair value profit or loss (FVTPL)

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

Debt instruments at amortised cost

A ‘debt instrument’ is measured at the amortised cost if both the following conditions are met:

1.	The asset is held within a business model whose objective is to hold assets for collecting contractual cash flows, and
2.	Contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

After initial measurement, such financial assets are subsequently measured at amortised cost using the effective interest rate (the “EIR”) method. The effective interest rate is the rate that exactly discounts future cash receipts or payments through the expected life of the financial instrument, or where appropriate, a shorter period.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included in finance income/other income in the Consolidated Statement of Income . The losses arising from impairment are recognised in the Consolidated Statement of Income .

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Debt instruments at fair value through other comprehensive income

A ‘debt instrument’ is classified as at the FVTOCI if both of the following criteria are met:

1.	The objective of the business model is achieved both by collecting contractual cash flows and selling the financial assets, and
2.	The asset’s contractual cash flows represent SPPI.

Debt instruments at fair value through profit or loss

FVTPL is a residual category for debt instruments. Any debt instrument, which does not meet the criteria for categorization as at amortized cost or as FVTOCI, is classified as at FVTPL.

Equity instruments

All equity investments in scope of IFRS 9 are measured at fair value. Equity instruments which are held for trading are classified as at FVTPL with all changes recognised in the Consolidated Statement of Income .

For all other equity instruments, the Group may make an irrevocable election to present in OCI, the subsequent changes in the fair value. The Group makes such election on an instrument-by-instrument basis. If the Group decides to classify an equity instrument as at FVTOCI, then all fair value changes on the instrument, excluding dividends and impairment loss, are recognised in OCI. There is no recycling of the amounts from the OCI to the Consolidated Statement of Income , even on sale of the investment. However, the Group may transfer the cumulative gain or loss within categories of equity.

iii.	Impairment of financial assets

In accordance with IFRS 9, the Group applies the expected credit loss (“ECL”) model for measurement and recognition of impairment loss on financial assets and credit risk exposures.

ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the entity expects to receive (i.e., all cash shortfalls), discounted at the EIR of the instrument. Lifetime ECL are the expected credit losses resulting from all possible default events over the expected life of a financial instrument. The 12-month ECL is a portion of the lifetime ECL which results from default events that are possible within 12 months after the reporting date.

The Group follows ‘simplified approach’ for recognition of impairment loss allowance on trade receivables, which do not have a significant financing component as per IFRS 15. Simplified approach does not require the Group to track changes in credit risk. Rather, it recognises impairment loss allowance based on lifetime ECL at each reporting date, right from its initial recognition.

For recognition of impairment loss on other financial assets and risk exposure, the Group determines that whether there has been a significant increase in the credit risk since initial recognition. If credit risk has not increased significantly, 12-month ECL is used to provide for impairment loss. However, if credit risk has increased significantly, lifetime ECL is used. If, in a subsequent period, credit quality of the instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then the entity reverts to recognising impairment loss allowance based on 12-month ECL.

ECL impairment loss allowance (or reversal) recognised during the period is recognised as income/ expense in the Consolidated Statement of Income .

iv.	Classification and subsequent measurement of financial liabilities

All financial liabilities are recognised initially at its fair value, adjusted by directly attributable transaction costs.

The measurement of financial liabilities depends on their classification, as described below:

▪	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. The Group does not have any financial liabilities classified at fair value through profit or loss.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

▪	Financial liabilities measured at amortised cost

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in the Consolidated Statement of Income when the liabilities are derecognised.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the Consolidated Statement of Income .

3.13.	Derivative financial instruments

The Group uses derivative financial instruments (“derivatives”) to reduce its exposure to interest rate movements.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in consolidated statements of income immediately.

3.14.	Provisions

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

3.15.	Leases

Leases in which significantly all the risks and rewards incidental to ownership are not transferred to the lessee are classified as operating leases. Payments under such leases are charged to the consolidated statements of income on a straight line basis over the period of the lease.

3.16.	Taxation

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.17.	Employee benefits

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

3.18.	Foreign currencies

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

3.19.	Equity shares

Equity shares are classified as equity. The Group defers costs in issuing or acquiring its own equity instruments to the extent they are incremental costs directly attributable to an equity transaction that otherwise would have been avoided.  Such costs are accounted for as a deduction from equity (net of any related income tax benefit) upon completion of the equity transaction. The costs of an equity transaction which is abandoned is recognized as an expense.

3.20.	Earnings per share

Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by considering the impact of the potential issuance of ordinary shares, using the treasury stock method, on the weighted average number of shares outstanding during the period except where the results would be anti-dilutive.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.21.	Current/Non-current classification

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification.

An asset is current when it is:

•	Expected to be realised or intended to sold or consumed in the normal operating cycle (*)
•	Held primarily for the purpose of trading
•	Expected to be realised within twelve months after the reporting period or
•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

(*) The operating cycle for the business activities of the Group is considered to be twelve months except in case of catalogue sales, which have been ascertained as two years for the purpose of current / non-current classification of assets.

A liability is current when:

•	It is expected to be settled in the normal operating cycle
•	It is held primarily for the purpose of trading
•	It is due to be settled within twelve months after the reporting period or
•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The Group classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as non-current assets and liabilities.

4	ACQUISITION, CHANGES IN OWNERSHIP INTEREST IN SUBSIDIARY AND DECONSOLIDATION

Changes in ownership interest in a subsidiary

As of March 31, 2019, EIML has 757,886 (2018: 1,624,035), stock option outstanding under the India IPO Plan. In the year ended March 31, 2019, 536,263 (2018: 1,113,160) options were exercised at a weighted average exercise price of INR 10 (2018: INR 32.19) per share. Further, Eros Worldwide FZ LLC has purchased 2,467,862 shares from open market by Eros Worldwide FZ LLC, for the total cash consideration of $2,892 resulting in to increase in its percentage holding by 2.37%.

Deconsolidation

During fiscal 2018, the Group had divested its 51 percent equity interest in Ayngaran Group to the non-controlling investee. The sale of the 51 percent equity interest in the majority-owned subsidiary resulted in a loss of control of the subsidiary, and therefore it was deconsolidated from the Company's financial statements during fiscal 2018.

The Company recognised loss of $14,649 on the deconsolidation, measured as the fair value of the consideration received for the 51 percent equity interest in the former subsidiary and the fair value of the financial asset retained in the former subsidiary on deconsolidation. Of the above, loss of $457 resulted on account of recording the retained financial assets at fair value. The aforesaid loss was recorded within other gains/(losses), net in Statement of Income.

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenues are presented based on the region of domicile and by customer location:

	Year ended March 31
	2019	2018	2017
	(in thousands)
Revenue by region of domicile of Group’s operation
India	$100,387	$98,073	$121,966
Europe	63,196	27,028	25,686
North America	1,759	1,244	2,549
Rest of the world	104,784	134,908	102,793
Total Revenue(*)	$270,126	$261,253	$252,994

Revenue of $81,409 (2018: $103,263 and 2017: $74,006) from the United Arab Emirates is included within Rest of the world and revenue of $63,196 (2018: $27,028 and 2017: $25,686) from the United Kingdom and Isle of Man are included under Europe in the above table.

	Year ended March 31
	2019	2018	2017
	(in thousands)
Revenue by region of domicile of customer’s location
India	$116,078	$109,986	$129,251
Europe	2,345	7,739	7,695
North America	5,682	5,147	10,132
Rest of the world	146,021	138,381	105,916
Total Revenue(*)	$270,126	$261,253	$252,994

Revenue of $62,527 (2018: $67,993 and 2017: $62,966) from the United Arab Emirates is included within Rest of the world and revenue of $1,180 (2018: $5,200 and 2017: $5,791) from United Kingdom is included under Europe in the above table.

For the year ended March 31, 2019, March 31, 2018 and March 31, 2017, no customers accounted for more than 10% of the Group’s total revenues.

	Year ended March 31
	2019	2018	2017
	(in thousands)
Revenue by source (**)
Theatrical	$69,542	$79,069	$101,023
Satellite content licensing	77,453	97,168	88,013
Digital and other ancillary	123,131	85,016	63,958
Total Revenue(*)	$270,126	$261,253	$252,994

(*) net of significant discounting component $34,467 (2018: $6,816 and 2017: Nil)

(**) catalogue sales is apportioned in a specified ratio between theatrical, satellite content licensing and digital and other ancillary revenues.

Segment assets by region of domicile of Group’s operation:

	Total	India	North America	Europe	Rest of the World
	(in thousands)
Non-current assets(*)
As of March 31, 2019	$722,043	$336,431	$4	$34,217	$351,391
As of March 31, 2018	$1,032,736	$354,843	$7	$18,678	$659,208

Segment assets of $295,685 (2018: $570,016) in the United Arab Emirates is included under Rest of the world and segment assets of $32,287 (2018: $18,678) and $1,930 (2018: Nil) in the United Kingdom and IOM respectively is included under Europe in the above table.

(*) non-current assets include property and equipment, intangibles assets (tradename, content and others) goodwill and restricted deposit by geographic area.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6	NATURE OF EXPENSES

(Loss)/Profit for the year is arrived at after the following are charged to the consolidate statements of income:

	Year ended March 31
	2019	2018	2017
	(in thousands)
Publicity and advertisement costs	$19,779	$12,684	$17,152
Film distribution costs	5,462	6,739	11,772
Amortization expenses	130,155	115,285	135,316
Personnel costs	37,015	35,661	42,902
Rent expenses	1,916	1,359	1,559
Legal and professional expenses	6,980	8,204	4,697
Provision for trade and other receivables	—	1,968	2,430
Bad debt	—	2,772	—
Credit impairment loss, net	25,741	4,308	—
Depreciation and amortization of other intangibles	2,263	2,991	2,898
Impairment charge on goodwill (Refer note 14)	—	1,205	—
Impairment loss on content advances	—	353	1,625
Impairment loss on advances to content vendors	7,284	—	262
Other – expenses	5,935	9,208	6,936
	$242,530	$202,737	$227,549

7	PERSONNEL COSTS

	Year ended March 31
	2019	2018	2017
	(in thousands)
Salaries	$14,591	$16,790	$18,590
Social security and other employment charges	831	916	792
Salaries and other charges	15,422	17,706	19,382
Share based compensation (Refer Note 28)	21,561	17,918	23,471
Pension charges	32	37	49
	$37,015	$35,661	$42,902

	Year ended March 31
Key management compensation	2019	2018	2017
	(in thousands)
Salaries	$4,010	$4,919	$5,062
Share based compensation	13,859	11,519	15,946
Pension charges	21	16	38
	$17,890	$16,454	$21,046

8	NET FINANCE COSTS

	Year ended March 31
	2019	2018	2017
	(in thousands)
Interest on borrowings(*)	$33,530	$32,556	$25,828
Reclassification of cash flow hedge to consolidated statements of income	—	375	804
Total interest expense(*)	33,530	32,931	26,632
Capitalized interest on eligible film rights and content advances	(9,437)	(13,263)	(7,111)
Total finance costs	24,093	19,668	19,521
Less: Interest income
Unwinding of interest	(13,227)	(932)	—
Bank deposits	(3,192)	(923)	(2,365)
Total finance income	(16,419)	(1,855)	(2,365)

	$7,674	$17,813	$17,156

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended March 31, 2019, the capitalization rate of interest was 10.21% (2018: 11.5% and 2017: 7.6%).

(*) includes interest expense in respect of financial liabilities classified at fair value through profit or loss $10,682 (2018: $4,338 and 2017: Nil) and significant discounting on long-term advance from customers $458 (2018: Nil)

9	OTHER GAINS/(LOSSES)

	Year ended March 31
	2019	2018	2017
	(in thousands)
Foreign exchange (loss)/gain, net	$5,610	$(6,250)	$3,872
Gain/(loss) on sale of property and equipment	(97)	2	(22)
Gain on available-for-sale financial assets (Refer note 17)	37	—	58
Impairment charge on available -for- sale financial assets (Refer note 17)	—	(2,436)	—
(Loss) on de-recognition of financial assets measured at amortized cost net (*)	(5,988)	(3,562)	—
Mark to market gain/(loss) on derivative financial instrument measured at fair value through profit and loss account (Refer note 26)	(902)	—	10,297
(Loss) on settlement of derivative financial instruments	—	(586)	—
(Loss) on financial liability (convertible notes) measured at fair value through profit and loss account (Refer note 23)	(21,398)	(13,840)	—
(Loss) on deconsolidation of a subsidiary (Refer note 4)	—	(14,649)	—
Reversal of expected credit loss	20,698	—	—
Credit from Government of India	2,328	—	—
	$288	$(41,321)	$14,205

(*) Arising on assignment and novation of trade receivables and trade payables with no-recourse. Derecognition of aforesaid financial assets/liabilities measured at amortized cost is to mitigate both credit risk and liquidity risk (Refer Note 32).

10	INCOME TAX EXPENSE

	Year ended March 31
	2019	2018	2017
	(in thousands)
Current income tax expense	$17,372	$5,556	$7,822
Deferred income tax (benefit) / charge	(10,044)	3,571	3,217
Income tax expenses	$7,328	$9,127	$11,039

Reconciliation of tax charge

	Year ended March 31
	2019	2018	2017
	(in thousands)
(Loss)/Profit before tax	$(403,125)	$(618)	$22,494
Income tax expense at tax rates applicable to individual entities	6,814	7,358	10,003
Tax effect of:
Adjustments in respect of current income tax of previous years	(762)	657	375
Changes in tax rates on temporary differences brought forward	232	(168)	—
Items not deductible for income tax	688	486	815
Utilization of unrecognised tax losses	356	794	—
Others	—	—	(154)
Income tax expense	$7,328	$9,127	$11,039

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11	DEFERRED INCOME TAX ASSETS AND LIABILITIES

Changes in deferred income tax assets and liabilities

	As At March 31, 2019
	Opening Balance	Impact of adoption of IFRS 9	Recognized in consolidated statements of income	Exchange Difference	Closing Balance
	(in thousands)
Deferred tax assets:
Minimum alternate tax carry-forward	$927	—	$(778)	$(61)	$88
Property and equipment	83	—	(2)	(5)	76
Credit impairment loss	—	673	4,385	(14)	5,044
Others	2,442	—	984	(116)	3,310
Total income deferred tax asset	$3,452	673	$4,589	$(196)	$8,518
Deferred income tax liabilities:
Property and equipment	(776)	—	142	10	(624)
Intangible assets	(41,815)	—	5,313	2,473	(34,029)
Others	(29)	—	—	—	(29)
Total deferred income tax liability	$(42,620)	—	$5,455	$2,483	$(34,682)

Net deferred tax (liability)	$(39,168)	673	$10,044	$2,287	$(26,164)
As at March 31, 2019
Deferred income tax asset					$1,263
Deferred income tax liability					$(27,427)

	As At March 31, 2018
	Opening Balance	Recognized in consolidated statements of income	Exchange Difference	Closing Balance
	(in thousands)
Deferred tax assets:
Minimum alternate tax carry-forward	$11,749	$(10,882)	$60	$927
Property and equipment	155	(72)	—	83
Others	1,082	1,440	(80)	2,442
Total income deferred tax asset	$12,986	$(9,514)	$(20)	$3,452
Deferred income tax liabilities
Property and equipment	(1,228)	452	—	(776)
Intangible assets	(47,590)	5,491	284	(41,815)
Others	(29)	—	—	(29)
Total deferred income tax liability	$(48,847)	$5,943	$284	$(42,620)

Net deferred tax (liability)	$(35,861)	$(3,571)	$264	$(39,168)
As at March 31, 2018
Deferred income tax asset				$351
Deferred income tax liability				$(39,519)

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	As At March 31, 2017
	Opening Balance	Recognized in consolidated statements of income	Exchange Difference	Closing Balance
	(in thousands)
Deferred tax assets:
Minimum alternate tax carry-forward	$14,170	$(2,621)	$200	$11,749
Property and equipment	57	95	3	155
Others	834	216	32	1,082
Total income deferred tax asset	$15,061	$(2,310)	$235	$12,986
Deferred income tax liabilities:
Property and equipment	(1,247)	24	(5)	(1,228)
Intangible assets	(45,714)	(917)	(959)	(47,590)
Others	(14)	(14)	(1)	(29)
Total deferred income tax liability	$(46,975)	$(907)	$(965)	$(48,847)

Net deferred tax (liability) / asset	$(31,914)	$(3,217)	$(730)	$(35,861)
As at March 31, 2017
Deferred income tax asset				$112
Deferred income tax liability				$(35,973)

Deferred tax is calculated in full on all temporary differences under the liability method using the local tax rate of the country in which the timing difference occurs.

Deferred tax assets have been recognised on the basis that there is reasonable certainty of profitability to utilize the available losses and tax credits. Deferred tax liabilities to the extent of $49,163 (2018: $43,962 and 2017: $40,432) have not been provided on the undistributed earnings of subsidiaries as Eros is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and setoff against future tax liabilities computed under normal tax provisions. The Company was required to pay MAT in the past years and accordingly, a deferred tax asset of $88 (2018: $927 and 2017: $11,749) has been recognised in the balance sheet, which can be carried forward for a period of fifteen assessment years immediately succeeding the assessment year in which it becomes allowable.

Except for Nil (2018: Nil, 2017: Nil) relating to tax on revaluation of freehold building, no amount has been recognised in other comprehensive income. No amounts relating to tax have been recognised directly in equity.

Domestic tax is Nil as the Company is subject to Income tax in IOM at a rate of zero percent. Foreign taxes are based on applicable tax rates in each subsidiary jurisdiction.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12	EARNINGS PER SHARE (EPS)

	2019		2018		2017
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in thousands, except number of shares and earnings per share)
(Loss)/earnings
Earnings attributable to the equity holders of the parent	$(423,867)	(423,867)	$(22,575)	(22,575)	$3,805	$3,805
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(197)	—	(475)	—	(673)
Adjusted earnings attributable to equity holders of the parent	$(423,867)	(424,064)	$(22,575)	(23,050)	$3,805	$3,132
Number of shares
Weighted average number of shares	70,706,579	70,706,579	62,151,155	62,151,155	59,410,292	59,410,292
Potential dilutive effect related to share based compensation scheme	—	1,463,640	—	1,331,211	—	1,532,839
Adjusted weighted average number of shares	70,706,579	72,170,219	62,151,155	63,482,366	59,410,292	60,943,131
(Loss)/earnings per share
(Loss)/earnings attributable to the equity holders of the parent per share (cents)	(599.5)	(599.5)	(36.3)	(36.3)	6.4	5.1

The above table does not split the earnings per share separately for the ‘A’ ordinary 30p shares and the ‘B’ ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings.

The Company excludes options with exercise prices that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive. In the year ended March 31, 2019, 1,957,035 shares were not included in diluted earnings per share (2018: 1,025,000). Since there is loss for the fiscal year 2019, the potential equity shares resulting from dilutive options are not considered as dilutive and hence, the Diluted EPS is same as Basic EPS.

Further, the Company have excluded convertible notes 7,567,962 shares because their effect was anti-dilutive (2018 : 12,399,780).

13	PROPERTY AND EQUIPMENT

	As At March 31, 2019
	Land and Building	Furniture, fittings and equipment	Vehicles	Machinery	Total
	(in thousands)
Opening net carrying amount	$8,481	$348	$698	$476	$10,003
Exchange difference	(292)	(12)	(43)	(12)	(359)
Revaluation	1,745	—	—	—	1,745
Additions	207	16	116	394	733
Reclassification and other adjustment		(61)	2	—	(59)
Disposals	(449)	(56)	—	(65)	(570)
Adjustment of depreciation on disposal	367	39	—	61	467
Depreciation charge	(497)	(75)	(224)	(253)	(1,049)
Balance as at March 31, 2019	$9,562	$199	$549	$601	$10,911
Capital work-in-progress					$10
Net carrying value as at March 31, 2019					$10,921

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	As At March 31, 2019
	(in thousands)
Cost or valuation	$13,858	$1,759	$1,389	$4,318	$21,324
Accumulated depreciation	(4,296)	(1,560)	(840)	(3,717)	(10,413)
Net carrying amount	$9,562	$199	$549	$601	$10,911
Capital work-in-progress					$10
Net carrying value as at March 31, 2019					$10,921

	As At March 31, 2018
	Land and Building	Furniture, fittings and equipment	Vehicles	Machinery	Total
	(in thousands)
Opening net carrying amount	$8,791	$432	$504	$606	$10,333
Exchange difference	(20)	—	(4)	(2)	(26)
Additions	393	31	422	181	1,027
Disposals	—	(91)	(468)	(227)	(786)
Adjustment of depreciation on disposal	—	79	420	221	720
Depreciation charge	(683)	(103)	(176)	(303)	(1,265)
Balance as at March 31, 2018	$8,481	$348	$698	$476	$10,003
Capital work-in-progress					$10
Net carrying value as at March 31, 2018					$10,013

	As At March 31, 2018
	(in thousands)
Cost or valuation	$12,647	$1,872	$1,314	$4,001	$19,834
Accumulated depreciation	(4,166)	(1,524)	(616)	(3,525)	(9,831)
Net carrying amount	$8,481	$348	$698	$476	$10,003
Capital work-in-progress					$10
Net carrying value as at March 31, 2018					$10,013

Property and equipment with a net carrying amount of $6,685 (2018: $7,452) have been pledged to secure borrowings (Refer Note 23).

Land and buildings were revalued as at March 31, 2019 by independent valuers on the basis of market value. Fair values were estimated based on recent market transactions, which were then adjusted for specific conditions relating to the land and buildings. As at March 31, 2019, had land and buildings of the Group been carried at historical cost less accumulated depreciation, their carrying amount would have been $4,983 (2018: $5,549).

Capital work-in-progress of $10 (2018: $10) primarily related to Machinery cost in Company’s leased premises.

14	GOODWILL AND TRADE NAME

	Goodwill	Trade Name
	(in thousands)
Balance As At March 31, 2019	$—	$—
Balance As At March 31, 2018	$3,800	$14,000

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Goodwill	Amount in US$
Balance as at March 31, 2017	$4,992
Foreign currency translation	13
Impairment (Refer note 6)	(1,205)
Balance as at March 31, 2018	3,800
Foreign currency translation	—
Impairment (Refer note 2 (b))	(3,800)
Balance as at March 31, 2019	$—

Goodwill and Trade name has been assessed for impairment at the Group level as the Group is considered as one single cash generating unit and represents the lowest level at which the goodwill is monitored for internal management purposes.

The recoverable amount of the cash generating unit has been determined based on value in use. Value in use has been determined based on future cash flows after considering current economic conditions and trends, estimated future operating results, growth rates and anticipated future economic conditions.

As of March 31, 2019, for assessing impairment of goodwill and other non-current assets value in use is determined using discounted cash flow method. The estimated cash flows for a period of four years were developed using internal forecasts, extrapolated for the fifth year, and a pre-tax discount rate of 21% and terminal growth rate of 4%.

Management believes that due to change in the key assumptions with respect to volume growth and discount rate has resulted into impairment of Goodwill and Trade name amounting to $3,800 and $14,000 respectively. Refer note 2(b) for details of key assumptions and sensitivity analysis.

15	INTANGIBLE CONTENT ASSETS

	Gross Content Assets	Accumulated Amortization	Impairment Loss	Content Assets

As at March 31, 2019
Film and content rights	$1,675,406	$(954,628)	$(366,703)	$354,075
Content advances	378,268	—	(38,832)	339,436
Film productions	13,061	—	—	13,061
Non-current content assets	$2,066,735	$(954,628)	$(405,535)	$706,572

As at March 31, 2018
Film and content rights	$1,493,099	(854,991)	—	$638,108
Content advances	349,568	—	—	349,568
Film productions	10,867	—	—	10,867
Non-current content assets	$1,853,534	(854,991)	—	$998,543

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	As At ended March 31
	2019	2018
	(in thousands)
Film productions
Opening balance	$10,867	$3,931
Additions	3,413	10,521
Exchange difference	(775)	(17)
Transfer to film and content rights	(444)	(3,568)
Closing balance	$13,061	$10,867

Content advances
Opening balance	$349,568	$266,232
Additions (*)(#)	261,002	221,251
Reclassifications(**)	(65)	—
Exchange difference	(12,314)	(1,100)
Impairment loss (Refer to Note 2 (b))	(38,832)	(353)
Transfer to film and content rights	(219,923)	(136,462)
Closing balance	$339,436	$349,568

Film and content rights
Opening balance	$638,108	$634,465
Amortization	(130,155)	(115,285)
Exchange difference	(7,542)	(414)
Impairment loss (Refer to Note 2 (b))	(366,703)	—
Deconsolidation	—	(20,688)
Transfer from film productions and content advances	220,367	140,030
Closing balance	$354,075	$638,108

Film and content rights with a carrying amount of $310,996 (2018: $321,474) have been pledged against secured borrowings (Refer Note 23).

(#) represents non-cash movement on account of de-recognition of financial liabilities amounting to $160,615 (2018: $79,778) [Refer Note 32].

(*) represents exchange of film rights for non-cash consideration Nil (2018: $14,795).

(**) includes reclassification from other intangibles amounting to $1,090 and reclassification to loans and advances amounting to $1,155 (i.e $1,090 less $1,155)

16	INTANGIBLE ASSETS- OTHER

Other intangibles comprise of software and other intangibles used within the Group’s digital and home entertainment activities and internal accounting activities.

The changes in other intangible assets are as follows:

	As At March 31, 2019
	(in thousands)
	Information technology assets	Other intangibles	Total
Opening net carrying amount as on March 31, 2018	$1,449	$3,831	$5,280
Exchange difference	—	(148)	(148)
Additions	—	907	907
Disposal and reclassification	59	(1,090)	(1,031)
Amortization charge	(304)	(910)	(1,214)
Closing net carrying amount as on March 31, 2019	$1,204	$2,590	$3,794

	As At March 31, 2019
	(in thousands)
Cost or valuation as on March 31, 2019	$5,114	$6,607	$11,721
Accumulated amortization	(3,910)	(4,017)	(7,927)
Net carrying amount as on March 31, 2019	$1,204	$2,590	$3,794

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	As At March 31, 2018
	(in thousands)
	Information technology assets	Other intangibles	Total
Opening net carrying amount as on March 31, 2017	$2,160	$2,200	$4,360
Exchange difference	—	(7)	(7)
Additions	205	2,450	2,655
Disposals	—	(2)	(2)
Amortization charge	(916)	(810)	(1,726)
Closing net carrying amount as on March 31, 2018	$1,449	$3,831	$5,280

	As At March 31, 2018
	(in thousands)
Cost or valuation as on March 31, 2018	$5,055	$6,938	$11,993
Accumulated amortization	(3,606)	(3,107)	(6,713)
Net carrying amount as on March 31, 2018	$1,449	$3,831	$5,280

Other intangible assets with a carrying amount of $92 (2018: $143) have been pledged against secured borrowings (Refer Note 23).

17	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As At March 31
	2019	2018
	(in thousands)
Non – Current Investments
Valuable Technologies Limited	$2,000	$11,097
LMB Holdings Limited	650	16,000
Cloudstream Media Inc	—	160
	$2,650	$27,257
Current Investments Polyxo Global Limited	$1,042	$—
	$1,042	$—
	$3,692	$27,257

The movement in the financial assets is as follows:

	Financial Assets at FVTPL	Financial Assets at FVTOCI

As at March 31, 2017	$29,613	$—
Additions	80	—
Total gain or (losses):	—	—
-profit and loss:	(2,436)	—
Disposals	—	—
As at March 31, 2018	27,257	—
Reclassification (refer note 39)	(27,257)	27,257
Additions	1,005	80
Fair valuation gain / (loss)	37	(24,687)
As at March 31, 2019	$1,042	$2,650

Eros acquired an interest in Valuable Technologies Limited (“Valuable”) in the year ended March 31, 2009. Valuable manages and operates a number of companies within media and entertainment, technology and infrastructure. These companies include “UFO Moviez”, the leading provider of Digital projection solutions for cinemas in India and “Impact” whose business is theatrical ticketing and sales data. As at March 31, 2019, Eros owns 7.2% of Valuable’s equity. As of March 31, 2018, management had held the investment at cost which equated to fair value recognized in the year ended March 2012. The recorded amount of investments were within the potential range of fair value as on March 31, 2018 estimated, using level 3 inputs and using guideline public companies method with revenue multiple. For the year ended March 31, 2019, management has used the latest available financial statements, which shows decrease in revenue and increase in losses compared to prior years. Accordingly the fair value has been computed using the Net Asset Value method. Management has used an estimate of 10% for the discount for lack of liquidity (DLOL). DLOL reflects the ease of investor's ability to liquidate its business interest. As per Eros’s stake of 7.2%, the estimated fair value (Non- Marketable and Non-Control Basis) is arrived at $2,000.

Acacia Investments Holdings Limited (“Acacia”) is a dormant holding company and owns 12.97% of L.M.B Holdings Limited (“LMB”) which through its subsidiaries operates satellite television channels, such as “B4U Music”, “B4U Movies” and “The Movie House Channel”. As of March 31, 2019, and prior, the Group had no Board representation, no involvement in policy decision making, did not provide input in respect of technical know-how and had no material contract with LMB or its subsidiaries nor did they have the power to exert significant influence. Until the year ended March 31, 2018, due to the range of potential outcomes for the investment was estimated using level 3 inputs, using guideline public companies method with revenue multiple. Considering losses incurred by LMB, based on most recent available financial statements, impairment loss was calculated using difference between maximum value in the range of potential outcomes and the carrying value of the investment amounting $800 had been recorded in Statement of Income.

The Management has concluded the sale of their stake in “LMB Holdings Limited” at $650 in the month of July 2019. The reduction in fair value is towards the significant decline in performance of LMB Group when compared to prior year/s. Thus the fair value as of March 31, 2019 is considered at $650.

Investments in these unquoted equity instruments are not held for trading. Instead, they are held for medium or long-term strategic purpose.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18	INVENTORIES

	As At March 31
	2019	2018
	(in thousands)
Goods for resale	$435	$353
	$435	$353

During the year ended March 31, 2019, inventory of $93 (2018: $290 and 2017: $350) was recognised in the consolidated statements of income as an expense. In addition to the year the company has charged $69 (2018 : Nil) as expense in statement of income as a result of the write down of inventories. Inventories with a carrying amount of $435 (2018: $340) have been pledged as security for certain of the Group’s borrowings (Refer note 23).

19	TRADE AND OTHER RECEIVABLES

	As at
	March 31, 2019	March 31, 2018
Trade accounts receivables at fair value(*)
Trade accounts receivables	$156,026	—
Credit impairment (loss)	(26,133)	—
Fair Value gain/(loss)	(4,664)	—
Trade accounts receivables net	125,229	—

Trade accounts receivables at amortised cost
Trade accounts receivables	$86,331	$235,191
Credit impairment (loss)	(15,202)	(10,193)
Trade accounts receivables net	71,129	224,998

Total Trade accounts receivables	$196,358	$224,998

Balance with statutory authorities	7,672	5,759
Accrued interest	2,188	843
Advance to content vendor	3,462	10,761
Derivative asset	—	282
Prepaid charges	1,790	2,700
Unbilled revenues	1,717	5,592
Other receivables	2,023	3,288
Trade and other receivables	$215,210	$254,223

Current	205,145	245,079
Non-current	10,065	9,144
	$215,210	$254,223

(*) Business model is achieved both by collecting contractual cash flows and de-recognition of financial assets arising on assignment and novation transaction. (Refer Note 32)

The age of account receivables net of credit of credit impairment loss are past due but not impaired were as follows:

	As at
	March 31, 2019	March 31, 2018
Not more than three months	$44,687	$40,249
More than three months but not more than six months	15,948	21,102
More than six months but not more than one year	15,310	15,813
More than one year	8,796	37,752
	$84,741	$114,916

Trade and other receivables with a net carrying amount of $83,991 (2018: $92,728) have been pledged against secured borrowings (Refer Note 23).

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The movement in the allowances for expected credit losses is as follows:

	Year ended
	March 31, 2019
	Trade Receivables	Other Receivables	Total Receivables
Balance at the beginning of the period	$10,193	$—	$10,193
Impact of adoption of IFRS 9	18,050	447	18,497
Balance as on April 1, 2018	28,243	447	28,690
Charged to operations**	60,208	7,284	67,492
Unwinding of expected credit loss (included in finance income)***	(13,227)	—	(13,227)
Reversal of expected credit loss (included in other gains/(losses))	(20,698)	—	(20,698)
Translation adjustment	(160)	—	(160)
Bad debts	(13,031)	(7,284)	(20,315)
Balance at the end of the period	$41,335	$447	$41,782

** Of the above, the incremental impact on account of adoption of IFRS 15 and IFRS 9 is $24,273 and $10,673 respectively, in addition to $10,194 and $22,352 reported under earlier adopted standards i.e. IAS 18 and IAS 39 respectively.

*** Of the above, the incremental impact on account of adoption of IFRS 9 is $2,209, in addition to $11,018 reported under earlier adopted standard i.e. IAS 39.

The movement in the allowances for expected credit losses is as follows:

	Year ended
	March 31, 2018
	Trade Receivables	Other Receivables	Total Receivables
Balance at the beginning of the period	$163	$—	$163
Charged to operations	13,734	—	13,734
Unwinding of expected credit loss (included in finance income)	(932)	—	(932)
Bad debts	(2,772)	—	(2,772)
Balance at the end of the period	$10,193	$—	$10,193

20	TRADE AND OTHER PAYABLES

	As At March 31
	2019	2018
	(in thousands)
Trade accounts payable	$25,299	$16,886
Accruals and other payables (includes creditors for content assets of $16,139 (2018: $19,809))	32,888	31,955
Contract liability (deferred revenue)	12,260	10,642
Accrued interest	2,395	2,546
Value added taxes and other taxes payable	10,645	10,113
	$83,487	$72,142

The carrying amount of trade and other payables are considered a reasonable approximation of fair value.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and balance with banks (including balances in current account and demand deposits). Cash and cash equivalents included in the statements of cash flows comprise the following amounts in the statement of financial position.

	As At March 31
	2019	2018
	(in thousands)
Cash at bank and in hand	$89,117	$87,762
	$89,117	$87,762

22	OPERATING LEASES

The Group has leased various offices under non-cancellable operating lease agreements. The minimum lease rentals to be paid under non-cancellable operating leases are as follows:

	As At March 31
	2019	2018
	(in thousands)
Within one year	$401	$149
Within two to five years	865	267
	$1,266	$416

23	BORROWINGS

An analysis of long-term borrowings is shown in the table below.

	Nominal		As At March 31
	Interest Rate	Maturity	2019	2018
			(in thousands)
Asset backed borrowings
Vehicle loan	2.5 - 9.5%	2017-22	$382	$560
Term loan	MCLR +3.2% - 4.50%	2019-22	12,947	22,430
Term loan	BR + 2.75%	2020-21	1,083	1,766
Term loan	10.39% - 13.75%	2020-23	251	9,580
			$14,663	34,336
Unsecured borrowings
Retail bond	6.50%	2021-22	65,215	70,055
Convertible notes(1)	14.23%	2020-21	68,349	86,010
			$133,564	$156,065

Cumulative effect of unamortised costs			(691)	(1,210)
Installments due within one year:
Convertible notes			(68,349)	(53,500)
Others			(7,267)	(10,708)
			$71,920	$124,983
Long-term borrowings at fair value			—	$32,510
Long-term borrowings at amortised cost			$71,920	$92,473

Bank prime lending rate and marginal cost lending rate (“BPLR” & “MCLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Analysis of short-term borrowings

	Nominal	As at March 31
	interest rate (%)	2019	2018
		(in thousands)
Asset backed borrowings
Export credit, bill discounting and overdraft	MCLR +.40% to 4.60%	$32,078	$36,760
Export credit, bill discounting and overdraft	Base Rate + 0.5% to 1%	3,533	4,021
Export credit, bill discounting and overdraft	6.01% - 15.25%	26,719	23,963
Short term loan(2 &3)	3.25% - 15.75%	70,962	23,011
		$133,292	$87,755
Unsecured borrowings
Installments due within one year on long-term borrowings		75,616	64,208
		$208,908	$151,963
Short-term borrowings at fair value		68,349	53,500
Short-term borrowings at amortised cost		$140,559	$98,463

(1)

Eros International Plc. (“issuer”) issued Senior Convertible Notes (SCN or convertible notes) on December 06, 2017 amounting to $122,500 principal amount and option to purchase warrants up to 2,000 of A ordinary share for a term of 6 months at an offer price of $100,000 by private placement. The notes are payable in equal installments of $3,500 per month for 35 months starting December 31, 2017. The installments can be paid either in cash or can be converted into A ordinary equity shares of the issuer at the option of the issuer as per the terms of the arrangement.

The holder of the notes can defer the payment of the amount due on any instalment dates to another instalment date as well as has the right to accelerate the payment on the notes as per the terms of the agreement

The Company has classified the instrument as a financial liability at fair value through profit or loss. The Company has used the Black – Scholes option pricing model to value the share warrants exercisable within six months and the Monte-Carlo simulation model to obtain the fair value of the convertible notes. The initial fair value of the financial liability recognized on the date of issue was $100,055. Fair value of the financial liability outstanding as at the date of reporting is $68,349 (2018: $86,010)

The mark-to-market loss and interest expenses for the year ended March 31, 2019 amounting $21,398 (2018: $13,840) and $10,682 (2018: $4,338) have been recognized within other gain/(losses) and net finance cost, respectively, net in the Statement of Income.

The option to purchase warrants has expired in June 2018.

2.	Secured by pledge of shares held in the Group’s majority owned subsidiary, Eros International Media Limited, India.

3.	The Company has placed time deposits of $56,614 (2018: $7,468) against above several short -term borrowings which has been disclosed as restricted deposits.

4.	For the twelve months ended March 31, 2019 capitalization rate of interest was 10.21% (2018: 11.5%)

Fair value of the long-term borrowings as at March 31, 2019 is $140,968 (2018: $172,788). Fair values of long-term financial liabilities except retail bonds and convertibles notes have been determined by calculating their present values at the reporting date, using fixed effective market interest rates available to the Companies within the Group. As at March 31, 2019, the fair value of retail bond amounting to $59,313 (2018: $58,218) has been determined using quoted prices from the London Stock Exchange and the fair value of senior convertible notes has been determined at $68,349 (2018: $86,010) by an independent valuation expert using Monte-Carlo simulation model. Carrying amount of short-term borrowings are considered a reasonable approximation of fair value.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24	ACCEPTANCES

	As At March 31
	2019	2018
	(in thousands)
Payable under the film financing arrangements	$8,366	$8,898
	$8,366	$8,898

Acceptances comprise of short-term credit availed from financial institutions for payment to film producers for film co-production arrangement entered by the group. The carrying value of acceptances are considered a reasonable approximation of fair value.

25	OTHER LONG – TERM LIABILITIES

	As At March 31
	2019	2018
	(in thousands)
Contract liability (deferred revenue)(*)	$13,271	$2,326
Employee benefit obligation	627	747
	$13,898	$3,073

(*) includes significant discounting on long-term advances from customers $458 (2018: Nil)

26	DERIVATIVE FINANCIAL INSTRUMENTS

	As At March 31
	2019	2018
	(in thousands)
Current
Derivative liabilities – Held for trading
Interest rate cap	$620	$—
	$620	$—

The above interest rate derivative instruments are not designated in a hedging relationship. They are carried at fair value through profit or loss. (Refer Note 9).

27	ISSUED SHARE CAPITAL

	Number of Shares	GBP
Authorized		(in thousands)

Ordinary shares of 30p each at March 31, 2018	100,000,000	30,000
Ordinary shares of 30p each at March 31, 2019 (*)	150,000,000	45,000

(*) The Company increased authorized number of shares to 150,000,000 on October 25, 2018.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Number of Shares		USD
Allotted, called up and fully paid	A Ordinary 30p Shares(*)	B Ordinary 30p Shares(*)	(in thousands)
As at March 31, 2017	41,312,202	19,379,382	$31,877
Issue of shares in the quarter ended June 30, 2017	12,000	—	5
Issue of shares in the quarter ended September 30, 2017	288,291	—	114
Issue of shares in the quarter ended December 31, 2017	1,681,520	—	657
Transfer of B Ordinary to A Ordinary share	9,666,667	(9,666,667)	—
Issue of shares in the quarter ended Mar 31, 2018	2,757,743		2,681
As at March 31, 2018	55,718,423	9,712,715	$35,334
Issue of shares in the quarter ended June 30, 2018	2,747,645	—	1,138
Issue of shares in the quarter ended September 30, 2018	3,773,385	—	1,471
Issue of shares in the quarter ended December 31, 2018	1,659,767	—	641
Transfer of B Ordinary to A Ordinary share	1,500,000	(1,500,000)	—
Issue of shares in the quarter ended March 31, 2019	1,892,518	—	742

As at March 31, 2019	67,291,738	8,212,715	$39,326

(*) Each A ordinary shares is entitled to one vote on all matters and each B shares is entitled to ten votes.

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

Between the months of May to December 2017, permitted Class B shares aggregating to 9,666,667 were converted into Class A shares. This was effected through the cancellation of 9,666,667 Class B shares and subsequent issuance of the equivalent amount of Class A shares.

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

In July 2018, the Company received share application money $8,000 from the Founder Group for the shares to be issued. Subsequently, on July 27, 2018, 544,588 shares were issued.

On August 7, 2018, 3,111,088 ‘A’ ordinary shares were issued to Reliance Industries Ltd for the purchase of shares from the company at a price of $15 per share.

In June 2015, 300,000 ‘A’ ordinary shares awards with a nominal price were granted to the Group CFO with a fair market value of $21.34 per share. Subject to continued employment, these awards with nominal value exercise price vest annually in three tranches beginning June 9, 2016. Out of which, 200,000 shares were issued in September 2017 and 100,000 shares were vested and issued on July 13, 2018.

In May 2018 and October 2018, a total of 10,416 ‘A’ ordinary shares were exercised by the employees.

In Fiscal 2019, a total of 340,562 ‘A’ ordinary restricted share unit awards were vested and issued to the employees.

On June 28, 2016 620,000, ‘A’ ordinary share awards to certain executive directors with a fair value of $14.68 per share. Subject to continued employment these awards with Nil exercise price, vest over a period of three years. In March 2018, 100,000 shares were vested and issued to the executive directors and on December 17, 2018 further 100,000 shares were vested and issued to the executive directors.

On November 22, 2017 680,000, ‘A’ ordinary share awards to certain executive directors. Subject to continued employment these awards with Nil exercise price, vest over a period of three years. On December 17, 2018, 120,000 shares were vested and issued to the executive directors.

On January 7, 2019, permitted Class B shares aggregating to 1,500,000 were converted into Class A shares. This was effected through the cancellation of 1,500,000 Class B shares and subsequent issuance of the equivalent amount of Class A shares.

During fiscal 2019, the Company entered into an exit agreement with the employees for grant of 26,979 ‘A’ ordinary share awards with Nil exercise price and 23,000 A’ ordinary share awards with nominal exercise price.

On January 15, 2019, 60,000 ‘A’ ordinary shares were issued to a consultant with nominal exercise price and a fair value of $9.26 per share.

Between April 2018 and March 2019, 4,411,359 ‘A’ ordinary shares were issued against repayment towards monthly instalment of convertible notes.

Between April 2019 and June 2019, 3,975,791 ‘A’ ordinary shares were issued against repayment towards monthly instalment of convertible notes.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company issued A Ordinary shares as follows:

	Number of Shares
	March 31,
	2019	2018
Issuance to Founders Group (**)	1,769,911	1,421,520
Issuance towards settlement of Convertible notes	4,411,359	2,624,668
Exercise against Restricted Share Unit/ Management scheme (*****)	770,541	683,158
Issuance towards Reliance Industries Limited (***)	3,111,088	—
2015 Share Plan (****)	10,416	10,208
Total	10,073,315	4,739,554

(*) Each A ordinary shares is entitled to one vote on all matters and each B shares is entitled to ten votes.

(**) Average exercise price of $14.69 (2018: $11.6)

(***) Average exercise price of $15 (2018: $Nil)

(****) Average exercise price of $7.92 (2018: $8.71)

(*****) 183,000 shares (2018: 225,000) exercised price at $0.39 (2018: $0.40)

28	SHARE BASED COMPENSATION PLANS

The compensation cost recognised with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Year ended March 31
	2019	2018	2017
	(in thousands)
IPO India Plan	$1,198	$1,572	$2,140
JSOP Plan	—	615	3,622
Option award scheme 2012	—	197	699
2014 Share Plan	47	(22)	1,427
2015 Share Plan(*)	3,059	100	328
Other share option awards(**)	5,346	7,283	4,405
Management scheme (staff share grant) (***)	11,911	8,173	10,850
	$21,561	$17,918	$23,471

(*) includes of 1,305,399 options granted towards Share Plan 2015 during twelve months ended March 31, 2019 at an average exercise price of $14.86 per share and average grant date fair value $2.6 per share.

(**) includes Restricted Share Unit (RSU) and Other share option plans. In respect of 211,567 units/options granted towards RSU during twelve months ended March 31, 2019, grant date fair value approximates intrinsic value $10.48 per share.

(***) includes 1,400,000 shares granted twelve months ended March 31, 2019 to management personnel at grant date fair value $10.08 per share.

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The movement in the shares held by the JSOP Trust is given below:

	Year ended March 31
	2019	2018	2017
Shares held at the beginning of the year	1,146,955	1,146,955	1,239,497
Shares granted	—	—	—
Shares exercised	—	—	(92,542)
Shares forfeiture/lapsed	(762,093)	—	—
Shares held at the end of the year	384,862	1,146,955	1,146,955
Unallocated shares held by trust	868,794	106,701	106,701
	1,253,656	1,253,656	1,253,656

Employee Stock Option Plans

A summary of the general terms of the grants under stock option plans and stock awards are as follows:

Range of exercise prices
IPO India Plan	INR	10 – 150
JSOP Plan		$11.00
2014 Share Plan		$16.25–18.30
2015 Share Plan		$10.2–33.12
Other share option plans		$16.00
Restricted Share Unit (RSU)		—
Management Share Award		—

Employees covered under the stock option plans are granted an option to purchase shares of the Company at the respective exercise prices, subject to fulfillment of vesting conditions (generally service conditions). These options generally vest in tranches over a period of one to five years from the date of grant. Upon vesting, the employees can acquire one share for every option. The maximum contractual term for these stock option plans ranges between two to ten years.

The activity in these employee stock option plans is summarized below:

		Year ended March 31
		2019			2018			2017
	Name of Plan	Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	IPO India Plan	1,624,035	INR	28.85	2,108,063	INR	34.96	2,196,215	INR	35.17
Granted		—		—	863,320		10.00	269,381		10.00
Exercised		(536,263)		10.00	(1,113,160)		32.19	(269,553)		10.00
Forfeited and lapsed		(329,886)		51.66	(234,188)		10.00	(87,980)		10.00
Outstanding at the end of the year		757,886		32.17	1,624,035		28.85	2,108,063		34.96
Exercisable at the end of the year		289,002	INR	68.13	501,122	INR	65.14	911,854	INR	63.75

Outstanding at the beginning of the year	IPO Plan June 2006	—		—	—		—	62,438	GBP	5.28
Granted		—		—	—		—	—		—
Exercised		—		—	—		—	(62,438)		5.28
Forfeited and lapsed		—		—	—		—	—-
Outstanding at the end of the year		—		—	—		—	—		—
Exercisable at the end of the year		—		—	—		—	—	GBP	—

Outstanding at the beginning of the year	JSOP Plan	1,146,955		$16.22	1,146,955		$16.22	1,239,497		$14.98
Granted		—		—	—		—	—		—
Exercised		—		—	—		—	(92,542)		11
Forfeited and lapsed		(762,093)		18.86	—		—	—		—
Outstanding at the end of the year		384,862		$11.00	1,146,955		$16.22	1,146,955		$16.22
Exercisable at the end of the year		384,862		$11.00	728,736		$11.00	728,736		$11.00

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		Year ended March 31
		2019		2018		2017
	Name of Plan	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	Option award scheme 2012	674,045	$11.00	674,045	$11.00	674,045	$11.00
Granted		—	—	—	—	—	—
Exercised		—	—	—	—	—	—
Forfeited and lapsed		(674,045)	11.00	—	—	—	—
Outstanding at the end of the year		—	—	674,045	11.00	674,045	11.00
Exercisable at the end of the year		—	—	674,045	$11.00	449,363	$11.00

Outstanding at the beginning of the year	2014 Share Plan	399,999	$17.79	723,749	$18.06	773,749	$17.86
Granted		—	—	—	—	—	—
Exercised		—	—	—	—	—	—
Forfeited and lapsed		—	—	(323,750)	18.39	(50,000)	14.97
Outstanding at the end of the year		399,999	17.79	399,999	17.79	723,749	18.06
Exercisable at the end of the year		399,999	$17.79	289,583	$17.67	288,333	$17.80
Outstanding at the beginning of the year	2015 Share Plan	211,250	$16.21	233,750	$16.23	282,500	$16.68
Granted		1,305,399	14.86	—	—	—	—
Exercised		(10,416)	7.92	(10,208)	8.71	(8,750)	8.84
Forfeited and lapsed		(215,834)	18.23	(12,292)	14.64	(40,000)	18.68
Outstanding at the end of the year		1,290,399	14.68	211,250	16.21	233,750	16.23
Exercisable at the end of the year		981,545	$14.66	181,354	$17.36	127,604	$17.46

Outstanding at the beginning of the year	Other share option plans	500,000	$18.88	500,000	$18.88	1,000,000	18.44
Granted		—	—	—	—	—	—
Exercised		—	—	—	—	—	—
Forfeited and lapsed		—	—	—	—	(500,000)	18
Outstanding at the end of the year		500,000	16.00	500,000	18.88	500,000	18.88
Exercisable at the end of the year		400,000	$16.00	300,000	$18.88	200,000	$18.88

Outstanding at the beginning of the year	RSU	837,590	—	182,725	—	72,480	—
Granted		211,567	—	1,044,290	—	216,735	—
Exercised		(450,541)	—	(366,491)	—	(95,990)	—
Forfeited and lapsed		(93,225)	—	(22,934)	—	(10,500)	—
Outstanding at the end of the year		505,391	—	837,590	—	182,725	—
Exercisable at the end of the year		32,013	—	119,150	—	12,445	—

Outstanding at the beginning of the year	Management Scheme	1,513,333	—	1,130,000	—	910,000	—
Granted		1,400,000	—	700,000	—	670,000	—
Exercised		(320,000)	—	(316,667)	—	(450,000)	—
Forfeited and lapsed		—	—	—	—	—	—
Outstanding at the end of the year		2,593,333	—	1,513,333	—	1,130,000	—
Exercisable at the end of the year		516,667	—	173,333	—	180,000	—

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information about outstanding stock options:

	Year ended March 31
	2019			2018			2017
Name of Plan	Weighted average remaining life (Years)	Weighted average exercise price		Weighted average remaining life (Years)	Weighted average exercise price		Weighted average remaining life (Years)	Weighted average exercise price
IPO India Plan	7.70	INR*	32.17	8.11	INR*	35.0	7.68	INR*	35.0
JSOP Plan	3.05		$11.00	3.93		$16.19	4.93		$16.19
Option award scheme 2012	—		$—	3.75		$11.00	4.83		$11.00
2014 Share Plan	2.25		$17.79	5.96		$17.79	7.11		$18.06
2015 Share Plan	6.01		$14.68	6.06		$16.21	6.08		$16.23
Other share option plans	1.87		$16.00	2.87		$18.88	3.87		$18.88
Management Scheme	6.00		$—	5.56		$—	5.59		$—
Restricted Stock Unit	6.00		$—	5.60		$—	5.63		$—

 *INR – Indian Rupees

2015 Share Plan

The following table summarizes information about inputs to the fair valuation model for options granted during the year:

Inputs
Expected volatility(1)	50%
Option life (Years)	6.1 – 6.6
Dividend yield	0%
Risk free rate	2.5% - 2.9%
Range of fair value of the granted options at the grant date(2)	$0.3 – 4.4

(1)	The expected volatility of all other options is based on the historic share price volatility of the Company over time periods comparable to the time from the grant date to the maturity dates of the options.
(2)	Fair value of options granted under all other schemes is measured using a Black Scholes model.

29	JOINT STOCK OWNERSHIP PLAN RESERVE (JSOP Reserve)

(in thousands)
Balance at April 1, 2017	$(15,985)
Issue out of treasury shares	—
Balance at April 1, 2018	$(15,985)
Issue out of treasury shares	—
Balance at March 31, 2019	$(15,985)

The JSOP Reserve represents the cost of shares issued by Eros International Plc and held by the JSOP Trust to satisfy the requirements of the JSOP Plan (Refer Note 28).  On June 5, 2014, the Board approved discretionary vesting of 20% of the applicable JSOP shares. In the current year 868,794 (2018: 106,701) ‘A’ ordinary shares held by the JSOP Trust were eligible to be issued to employees.

The number of shares held by the JSOP Trust at March 31, 2019 was 1,253,656 ‘A’ Ordinary shares (2018: 1,253,656 ‘A’ Ordinary shares).

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30	OTHER COMPONENTS OF EQUITY

	As at March 31 (in thousands)
	2019	2018	2017
Movement in Hedging reserve:
Opening balance	$—	$(375)	$(1,179)
Reclassified to consolidated statements of income	—	375	804
Closing balance	$—	$—	$(375)

Movement in revaluation reserve:
Opening balance	$1,835	$1,829	$1,856
Net gain recognised on revaluation of property and equipment	1,019	—	—
Impact of translation difference	78	6	(27)
Closing balance	$2,932	$1,835	$1,829

Movement in available for sale fair value reserve:
Opening balance	$6,238	$6,238	$6,622
Impairment loss on available-for-sale financial assets	(24,687)	—	(384)
Closing balance	$(18,449)	$6,238	$6,238

Movement in Foreign currency translation reserves
Opening balance	$(56,722)	$(55,810)	$(60,609)
Adoption of IFRS 9 (net of tax) Refer Note 39(i)	(34)	—	—
Other comprehensive loss due to translation of foreign operations (*)	(7,423)	(912)	4,799
Closing balance	$(64,179)	$(56,722)	$(55,810)

Total other components of equity	$(79,696)	$(48,649)	$(48,118)

(*) includes movement in foreign currency translation reserves arising on account of deconsolidation $Nil (2018: $502, 2017: Nil) of financial asset.

31	SIGNIFICANT NON-CASH EXPENSES

Significant non-cash expenses, except loss on sale of assets, share based compensation, depreciation and amortization were as follows:

	As at March 31
	2019	2018	2017
	(in thousands)
Unrealised foreign exchange loss / (gain)	$(3,329)	$5,466	$(3,838)
Credit impairment loss, net	26,283	3,376	—
Impairment charge on available-for-sale financial assets	—	2,436	—
Net losses on de-recognition of financial assets measured at amortized cost, net	5,988	3,562	—
Mark to market gain on derivative financial instrument measured at fair value through profit and loss	902	—	(10,297)
Loss on settlement of derivative financial instruments	—	586	—
Loss on financial liability (convertible notes) measures at fair value through profit and loss	21,398	13,840	—
Loss on deconsolidation of a subsidiary	—	14,649	—
Provisions for trade and other receivables	—	4,740	2,430
Provision no longer required, written-back	(120)	(124)	(798)
Impairment loss on advances content vendors	7,284	353	1,887
Impairment loss	423,335	1,205	—
Others	32	30	—
	$481,773	$50,119	$(10,616)

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

The gearing ratio at the end of the reporting period was as follows:

	As at March 31
	2019	2018
	(in thousands)
Debt (net of debt issuance cost of $691 (2018: $1,210))	$280,828	$276,946
Cash and cash equivalents(*)	135,783	87,762
Net debt	145,045	189,184
Equity	656,985	1,003,417
Net debt to equity ratio	22.1%	18.9%

(*) includes $46,666 (2018: Nil) of restricted deposits.

Debt is defined as long and short-term borrowings (excluding derivatives). Equity includes all capital and reserves of the Group that are managed as capital.

Categories of financial instruments

	2019	2018
	(in thousands)
Financial assets
Available-for-sale investments	$3,692	$27,257
Other financial assets (1)	351,479	340,994
	$355,171	$368,251
Financial liabilities at amortized cost
Trade payables and acceptances excluding value added tax and other tax payables	$81,208	$70,927
Borrowings	212,479	190,936
Financial Liabilities at fair value through profit or loss
Derivatives at fair value through profit or loss - held for trading	620	—
Senior convertible Notes at fair value through profit or loss	68,349	86,010
	$362,656	$347,873

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

Credit risk

Trading credit risk is managed on a country by country basis by the use of credit checks on new clients and individual credit limits, where appropriate, together with regular updates on any changes in the trading partner’s situation. In a number of cases trading partners will be required to make advance payments or minimum guarantee payments before delivery of any goods. The Group reviews reports received from third parties and in certain cases as a matter of course reserve the right within the contracts it enters into to request an independent third-party audit of the revenue reporting. Further, in many of the catalogue sales, the trading partners have extended payment terms of up to a year and often fall behind contractual payment terms, thus payment cycle extends to 2 to 3 years. With respect to catalogue customers with a long trading history with the Group and who have contracted and paid significant amounts in the past without any prior history of bad debt, the Group closely monitors the same revised payment plans to assure collections. In case of new customer onboarding, the Group follows certain standard Know Your Client (KYC) procedures to ascertain financial stability of the counterparty and follows internal policies to not make ongoing sales to such new customers who are not reasonably current with their payments.

The Group from time to time will have significant concentration of credit risk in relation to individual theatrical releases, television syndication deals or music licenses. This risk is mitigated by contractual terms which seek to stagger receipts, de-recognition of financial assets and/or the release or airing of content. As at March 31, 2019, 20.4% (2018: 20.5%) of trade account receivables were represented by the top five debtors and for the year ended March 31, 2019, a loss on de-recognition of financial assets amounting to $5,988 (2018: 3,562 and 2017: Nil) arising on assignment and novation of trade receivable amounting to $166,066 (2018: $82,068) and trade payables amounting to $160,615 (2018: $79,778) with no recourse have been recognized in the statement of Income within other gains/(losses), net. The maximum exposure to credit risk is that shown within the statements of financial position, net of credit impairment loss $41,335 (2018: $10,193). The maximum credit exposure on financial guarantees given by the Group for various financial facilities is described in Note 33.

As at March 31, 2019, the Group did not hold any material collateral or other credit enhancements to cover its credit risks associated with its financial assets.

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

As at the reporting date there were no outstanding forward foreign exchange contracts. In fiscal 2019, foreign exchange exposure was managed through cross currency swap on $10,040 short-term foreign currency borrowings. The Group adopts a policy of borrowing where appropriate in the local currency as a hedge against translation risk. The table below shows the Group’s net foreign currency monetary assets and liabilities position in the main foreign currencies, translated to USD equivalents, as at the year-end:

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		Net Balance
	USD	GBP	Other
		(in thousands)
As at March 31, 2019	(6,117)	(61,927)	(2,317)
As at March 31, 2018	(4,350)	(56,080)	1,081

The above exposure to foreign currency arises where a consolidated entity holds monetary assets and liabilities denominated in a currency different to the functional currency of that entity.

A uniform decrease of 10% in exchange rates against all foreign currencies in position as of March 31, 2019 would have increased in the Company’s net income before tax by approximately $7,036 (2018: gain of $5,935 and 2017: gain of $3,775). An equal and opposite impact would be experienced in the event of an increase by a similar percentage.

Our sensitivity to foreign currency has increased during the year ended March 31, 2019 as a result of an increase in liabilities compared to assets denominated in foreign currency over the comparative period. In Management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk because the exposure at the end of the reporting period does not reflect the exposure during the year.

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

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
As at March 31, 2019
Borrowing principal payments(1)(2)	$281,519	$209,180	$72,339	$—	$—
Borrowing interest payments	29,016	21,820	7,196	—	—
Derivative financial instruments	620	620	—	—	—
Acceptances	8,366	8,366	—	—	—
Trade and other payables	83,487	83,487	—	—	—

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
As at March 31, 2018
Borrowing principal payments(1)	$278,156	$152,330	$50,650	$75,176	$—
Borrowing interest payments	48,750	26,024	15,319	7,407	—
Derivative financial instruments	—	—	—	—	—
Acceptances	8,898	8,898	—	—	—
Trade and other payables	72,142	72,142	—	—	—

(1)   Excludes cumulative effect of unamortized costs.

(2)	Includes senior convertible bonds, which are payable in cash at the option of the issuer.

At March 31, 2019, the Group had facilities available of $290,353 (2018: $287,684) and had net undrawn amounts of $468 (2018: $630) available.

In addition, the Group has issued financial guarantees amounting to $51 (2018: $1,171) in the ordinary course of business, having maturity dates up to the next 12 months. The Group did not earn any fees to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Currency, Maturity and Nature of Interest Rate of the Nominal Value of Borrowings

	As at March 31
	2019	%	2018	%
	(in thousands, except percentages)
Currency
U.S. Dollar	$148,201	52.6%	$107,236	38.6%
Great British Pounds Sterling	65,215	23.2%	70,055	25.2%
Indian Rupees	68,103	24.2%	100,865	36.2%
Total	$281,519	100.0%	$278,156	100.0%

Maturity
Due before one year	$209,180	74.3%	$152,330	54.8%
Due between one and three years	72,339	25.7%	50,650	18.2%
Due between four and five years	—	—	75,176	27.0%
Due after five years	—	—	—	—
	$281,519	100.0%	$278,156	100.0%
Nature of rates
Fixed interest rate	$205,156	72.9%	$177,742	63.9%
Floating rate	76,363	27.1%	100,414	36.1%
Total	$281,519	100.0%	$278,156	100.0%

At 1% increase in underlying bank rates would lead to decrease in the Company’s net income before tax by $1,029 for the year ended March 31, 2019 (2018: $851) on net income. An equal and opposite impact would be felt if rates fell by 1%.

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below presents assets and liabilities measured at fair value on a recurring basis, which are all category level 2:

		As at March 31, 2019
		(in thousands)
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	—	—	—
Trade and other receivables	125,229	—	125,229
Investments at FVTPL	1,042	—	1,042
Investments at FVTOCI	2,650	—	2,650
Total	128,921	—	128,921

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	620	—	620
Borrowings at fair value	68,349	—	68,349
Total	68,969	—	68,969

		As at March 31, 2018
		(in thousands)
Description of type of financial assets	Gross amount of recognised financial assets	Gross amount of recognised financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	282	—	282
Total	282	—	282

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	—	—	—
Borrowings at fair value	86,010	—	86,010
Total	86,010	—	86,010

Financial assets and liabilities subject to offsetting enforceable master netting arrangements or similar agreements as at March 31, 2019 are as follows:

	As at March 31,2019
	(in thousands)
	Average contract rate	Notional principal amount	Fair value of derivative instrument 2019	Fair value of derivative instrument 2018
Cross currency swap	6.4%	10,040	(620)	282
Total			$(620)	$282

None of the above derivative instruments is designated in a hedging relationship. A net loss of $902 (loss in 2018: $304) in respect of the above derivative instruments has been recognised in the consolidated statements of income within other gain/(loss), net. Fair value of interest rate derivative involving interest rate options and cross currency swap is estimated as the present value of the estimated future cash flows based on observable yield curves using an option pricing model.

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

There were no transfers between any Levels in any of the years.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33	CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Eros’ material contractual obligations are comprised of contracts related to content commitments.

Total
(in thousands)
As at March 31, 2019	$301,660

As at March 31, 2018	$336,144

The Group has provided certain stand-by letters of credit amounting to $53,565 (2018: $53,904) which are in the nature of performance guarantees issued while entering into film co-production contracts and are valid until funding obligations under these contracts are met. These guarantees, issued in connection with the aforementioned content commitments, and included in the table above have varying maturity dates and are expected to fall due within a period of one to three years.

In addition, the Group has issued financial guarantees amounting to $51 (2018: $1,171) in the ordinary course of business, and included in the table above, having varying maturity dates up to the next 12 months. The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

Operating lease commitments are disclosed in Note 22.

34	CONTINGENT LIABILITIES

1.   In Fiscal 2015 and Fiscal 2016 Eros received show causes assessment order from the Commissioner of Service Tax (India) levying an amount aggregating to $61,342 (including interest and penalty of $30,331) for the period April 1, 2009 to March 31, 2015 on account of service tax arising on temporary transfer of copyright services and certain other related matters. The Company has filed an appeal against the said order before the authorities. Considering the facts and nature of levies and the ad-interim protection for service tax levy for a certain period granted by the Honourable High Court of Mumbai, the Group expects that the final outcome of this matter will be favourable. There is no further update on this matter as preliminary hearing is yet to begin. Accordingly, based on the assessment made after taking appropriate legal advice, no additional liability has been recorded in Group’s consolidated financial statements.

2.   In Fiscal 2015, Eros received several assessment orders and demand notices from value added tax and sales tax authorities in India for the payment of amounts aggregating to $3,013 (including interest and penalties) for certain fiscal years between April 1, 2005 and March 31, 2011. Eros has appealed against each of these orders, and such appeals are pending before relevant tax authorities. Though there uncertainties are inherent in the final outcome of these matters, the Company believes, based on assessment made after taking legal advice, that the final outcome of the matters will be favourable. Accordingly, no additional liability has been recorded in Group’s consolidated financial statements.

3.   Beginning on November 13, 2015, the Company was named a defendant in five substantially similar putative class action lawsuits filed in federal court in New Jersey and New York by purported shareholders of the Company. On May 17, 2016, the putative class actions filed in New Jersey were transferred to the United States District Court for the Southern District of New York where they were subsequently consolidated with the other two actions. The Court-appointed lead plaintiffs filed a single consolidated complaint on July 14, 2016 and amended on October 10, 2016. The amended consolidated complaint alleged that the Company and certain individual defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, but did not assert certain claims that had been asserted in prior complaints. The remaining claims were primarily focused on whether the Company and individual defendants made material misrepresentations concerning the Company’s film library and materially misstated the usage and functionality of Eros Now, our digital OTT entertainment service. On September 25, 2017, the United States District Court for the Southern District of New York entered a Memorandum & Order dismissing the putative class action with prejudice. On October 23, 2017, lead plaintiffs filed a Notice of Appeal. On August 24, 2018, the United States Court of Appeals for the Second Circuit issued a summary order affirming the district court’s earlier dismissal, with prejudice.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On September 29, 2017, the Company filed a lawsuit against Mangrove Partners, Manuel P. Asensio, GeoInvesting, LLC, and other individuals and entities alleging the defendants and other co-conspirators disseminated material false, misleading, and defamatory information about the Company and are engaging in other misconduct that has harmed the Company. On May 31, 2018, the Company filed an amended complaint that added two new defendants and expanded the scope of the Company’s initial allegations. The amended complaint alleges that Mangrove Partners and many of its co-conspirators held substantial short positions in the Company’s stock and profited when its share price declined in response to their multi-year disinformation campaign. The Company seeks damages and injunctive relief for defamation, civil conspiracy, and tortious interference, including but not limited to interference with its customers, producers, distributors, investors, and lenders. On March 12, 2019, the Supreme Court of the State of New York entered a Decision and Order granting defendants’ motions to dismiss. On March 13, 2019, the Company filed a Notice of Appeal. The matter is ongoing.

Beginning on June 21, 2019, the Company was named a defendant in two substantially similar putative class action lawsuits filed in federal court in New Jersey by purported shareholders of the Company. The lawsuits allege that the Company and certain individual defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 by making false and/or misleading statements regarding the Company’s accounting for trade receivables. We expect that the lawsuits will be consolidated and that the court-appointed lead plaintiff will file a consolidated complaint. The Company expects to file a motion to dismiss any consolidated complaint.

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

There were no other material ongoing litigations at March 31, 2019 and March 31, 2018.

35	RELATED PARTY TRANSACTIONS

		As at March 31,2019		As at March 31,2018
	Details of	(in thousands)
	Transaction	Liability	Asset	Liability	Asset
Red Bridge Group Limited	President fees	$648	$—	$464	$—
550 County Avenue	Rent/Deposit	499	135	482	135
Line Cross Limited	Rent/Deposit	—	—	876	258
NextGen Films Private Limited	Purchase/Sale	—	41,470	—	38,862
Everest Entertainment LLP	Purchase/Sale	574	—	65	—
Beech Investments Limited	Advance	500	—		—
Lulla Family	Rent/Deposit	243	841	244	947
Lulla Family	Salary	3,279	—	2,468	—
Lulla Family	Advance	6,650	—	—	—
Xfinite Global Plc	Advance	6,500	—	—	—

The Lulla family refers to late Mr. Arjan Lulla, Mr. Kishore Lulla, Mr. Sunil Lulla, Mrs. Manjula Lulla, Mrs. Krishika Lulla, Mrs. Rishika Lulla Singh, and Ms. Riddhima Lulla and Mr. Swaneet Singh.

Pursuant to a lease agreement that expired on March 31, 2019, the lease requires Eros International Media Limited to pay $4 each month under this lease. Eros International Media Limited leases apartments for studio use at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Manjula K. Lulla, the wife of Kishore Lulla. The lease was renewed on April 1, 2019 for a further period of one year on the same terms.

Pursuant to a lease agreement that expired on September 30, 2018, the lease requires Eros International Media Limited to pay $4 each month under this lease. Eros International Media Limited leases for use as executive accommodations the property Aumkar Bungalow, Gandhi Gram Road, Juhu, Mumbai, from Sunil Lulla. The lease was renewed on October 1, 2018 for a further period of three years on the same terms.

Pursuant to a lease agreement that expires on January 4, 2020, Eros International Media Limited leases office premise for studio use at Supreme Chambers, 5th Floor, Andheri (W), Mumbai from Kishore and Sunil Lulla. Beginning January 2015, the lease requires Eros International Media Limited to pay $83 each month under this lease.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to a lease agreement, Eros USA Inc. leases the real estate property at 550 County Avenue, Secaucus, New Jersey, from 550 County Avenue Property Corp, a Delaware corporation owned by Beech Investments. The lease was renewed on April 1,2015, and required the Group to pay $11 each month. The lease has been mutually cancelled from end of November, 2018.

Pursuant to an agreement the Group entered into with Redbridge Group Limited on June 27, 2006, the Group agreed to pay an annual fee set each year of $186, $270 and $260 in the respective years ended March 31, 2019, 2018 and 2017, for the services of Arjan Lulla, the father of Kishore Lulla and Sunil Lulla, grandfather of Mrs. Rishika Lulla Singh, uncle of Vijay Ahuja and Surender Sadhwani and an employee of Redbridge Group Limited. The agreement makes Arjan Lulla honorary life president and provides for services including attendance at Board meetings, entrepreneurial leadership and assistance in setting the Group’s strategy. Arjan Lulla passed away in December 2018 Redbridge Group Limited is an entity owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary.

The Group has engaged in transactions with NextGen Films Private Limited, an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla, each of which involved the purchase and sale of film rights. In the year ended March 31, 2019, NextGen Films Private Limited sold film rights $1,109 (2018: $7,760, 2017: $616) to the Group, and purchased film rights, including production services, of Nil (2018: Nil and 2017: $Nil). The Group advanced $6,192 (2018: $19,025, 2017: $22,881) to NextGen Films Private Limited for film co-production and received refund of $Nil (2018: $6,114, 2017: $5,075) on abandonment of certain film projects.

The Group also engaged in transactions with Everest Entertainment LLP entity owned by the brother of Manjula K. Lulla, wife of Kishore Lulla, which is involved in the purchase and sale of film rights. In March 31, 2019, Everest Entertainment LLP sold film rights of 1,260 (2018: 166, 2017: Nil) to the Group and purchased film rights of $314.

Mrs. Manjula Lulla, the wife of Kishore Lulla, is an employee of Eros International Plc. and is entitled to a salary of $144 per annum (2018: $139 and 2017: $130). Mrs. Krishika Lulla, the wife of Sunil Lulla, is an employee of EIML and is entitled to a salary of $123 per annum (2018: $133, 2017: $133). Ms. Riddhima Lulla, the daughter of Kishore Lulla, is an employee of Eros Digital FZ LLC and is entitled to a salary of 213 per annum (2018: $90) which is borne by Eros Worldwide LLC.

All of the amounts outstanding are unsecured and will be settled in cash.

As at March 31, 2019, the Group has provided performance guarantee to a bank amounting to $8,000 (2018: $8,000) in connection with funding commitments. under film co-production agreements with NextGen Films Private Limited and having varying maturity dates up to the next 12 months. The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

License Arrangement with Xfinite Global Plc

The Group has engaged in transactions with Xfinite Global Plc, wherein Eros Investment Limited has significant influence. During the year ended March 31, 2019 the Group received installment of license fee amounting to $8,000 (2018: Nil) of which $1,413 (2018: Nil) was accounted as revenue during the year and $6,587 (2018: Nil) was deferred to next year. Further, advance of $6,500 (2018: Nil) was received by the group for incurrence of expenses & costs on behalf of Xfinite Global Plc.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36	MAJOR CONSOLIDATED ENTITIES
	Date	Country of Incorporation	% of voting rights held
Copsale Limited	June 2006	BVI	100.00
Eros Australia Pty Limited	June 2006	Australia	100.00
Eros International Films Private Limited	June 2006	India	100.00
Eros International Limited	June 2006	U.K.	100.00
Eros International Media Limited	June 2006	India	62.39
Eros International USA Inc	June 2006	U.S.	100.00
Eros Music Publishing Limited	June 2006	U.K.	100.00
Eros Network Limited	June 2006	U.K.	100.00
Eros Pacific Limited	June 2006	Fiji	100.00
Eros Worldwide FZ-LLC	June 2006	UAE	100.00
Big Screen Entertainment Private Limited	January 2007	India	64.00
EyeQube Studios Private Limited	January 2008	India	99.99
Acacia Investments Holdings Limited	April 2008	IOM	100.00
Eros International Pte Limited	August 2010	Singapore	100.00
Digicine Pte. Limited	March 2012	Singapore	100.00
Colour Yellow Productions Private Limited	May 2014	India	50.00
Eros Digital FZ LLC	September 2015	UAE	100.00
Eros Digital Limited	July 2016	IOM	100.00
Eros Films Limited	November 2016	IOM	100.00
Universal Power Systems Private Limited	August 2015	India	100.00

All of the companies were involved with the distribution of film content and associated media. All the companies are indirectly owned with the exception of Eros Network Limited, Eros Worldwide FZ-LLC and Eros International Pte Ltd.

In fiscal year 2019, Group shareholding of Eros International Media Ltd increased to 62.39% (2018: 60.13%) The change in shareholding was due to exercise of 0.11% ESOP by the employees and purchase of 2.37% shares in open market.

In fiscal year 2019, the Group has pledged 47.74% of its holding in Eros International Media Limited as security for certain of the Group’s borrowings (See Note 23).

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

The table below shows the summarized financial information of Eros International Media Limited and its subsidiaries (EIML) as at March 31, 2019, non-controlling interests held an economic interest by virtue of shareholding of 37.61% (March 2018: 39.87%). The change in shareholding was due to exercise of 0.11% ESOP by employees and purchase of 2.37% shares from open market by Eros Worldwide FZ LLC, for the total cash consideration of $2,892. The summarized financial information represents amounts before inter-company eliminations.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year ended March 31
	(in thousands)
EIML	2019	2018
Current assets	$183,944	$152,997
Non-current assets	385,463	418,118
Current liabilities	(158,182)	(162,898)
Non-current liabilities	(53,210)	(65,582)
Total net assets attributable	$358,015	$342,635
Equity attributable to owners of the Group	$222,486	$204,907
Equity attributable to non-controlling interests	$135,529	$137,728

Revenue	$149,969	$151,887
Expenses	(114,709)	(118,858)
Profit for the year	$35,260	$33,029
Profit attributable to the owners of the Group	$21,846	$20,199
Profit attributable to non-controlling interests	$13,414	$12,830

Other comprehensive (loss)/income during the year	$(12,500)	$(612)
Total comprehensive income during the year	$22,760	$32,417
Total comprehensive income attributable to the owners of the Group	15,354	19,828
Total comprehensive income attributable to non-controlling interests	7,406	12,589

Net cash inflow from operating activities	$50,470	$49,096
Net cash outflow from investing activities	(37,729)	(55,755)
Net cash inflow from financing activities	(14,462)	6,707
Net cash (outflow)/inflow	$(1,721)	$48

No dividends were paid to non-controlling interests during the year ended March 31, 2019. (2018: Nil).

38	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

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

38.2.	Goodwill and trade name

The Group tests annually whether goodwill and trade name have suffered impairment, in accordance with its accounting policy. The recoverable amount of cash-generating units has been determined based on value in use calculations. We use market related information and estimates (generally risk adjusted discounted cash flows) to determine value in use. Cash flow projections take into account past experience and represent management’s best estimate about future developments. Key assumptions on which management has based its determination of fair value less costs to sell and value in use includes estimated volume growth, long-term growth rates, weighted average cost of capital and tax rates. These estimates, includes the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill and tradename impairment.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Group tests annually whether intangible assets have suffered any impairment, in accordance with the accounting policy. These calculations require judgments and estimates to be made, and, as with Goodwill and Trade name, in the event of an unforeseen event these judgments and assumptions would need to be revised and the value of the intangible assets could be affected. There may be instances where the useful life of an asset is shortened to reflect the uncertainty of its estimated income generating life. This is particularly the case when acquiring assets in markets that the Group has not previously exploited.

38.4.	Credit impairment losses

In case of catalogue sales, the Group provides contractual deferred payment terms up to a year to the trading partners. Further, in several instances the catalogue customers fall behind contractual payment terms. The Group estimates credit impairment losses based on historical experience of collection from catalogue customers multiplied by the incremental borrowing rate applicable to the group of similar class of customer by geography. Incremental borrowing rate has been calculated considering applicable class of corporate bond in the United States specific to such customers and further adjusted the same for the relevant Country Risk Premium as such amount is invested in US dollar in those countries. The credit impairment losses, net of unwinding thereof, recognized in the Consolidated Statement of Income for the year ended March 31, 2019 and March 31, 2018 was $41,335 and $10,193, respectively.

38.5.	Investment in equity shares (Financial Assets) at FVOCI

The Group follows the guidance of IFRS 9 – Financial Instruments: to determine the fair value of its investment in equity instruments, which have been measured using net assets value method based on financial information of the investee company. The aforesaid financial information is available with the lag of 2 years. Further a discount for lack of liquidity of 10% is applied which reflects ease of investors ability to liquidate.

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

38.9 .	Financial liabilities at fair value through profit and loss

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

39	NEW STANDARDS ADOPTED AS AT APRIL 1, 2018

Adoption of IFRS 15, "Revenue from Contracts with Customers"

On April 1, 2018, the Group adopted IFRS 15, “Revenue from Contracts with Customers” (‘IFRS 15’), using the modified retrospective method applied to all contracts as of April 1, 2018. Results for reporting periods beginning after April 1, 2018 are presented under IFRS 15, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under IAS 18, Revenue (‘IAS 18’).

Revenue arises mainly from production and distribution of media content, television syndication or satellite rights and digital and ancillary rights.

The Group determines revenue recognition through the following steps:

1. Identification of the contract, or contracts, with a customer

2. Identification of the performance obligations in the contract

3. Determination of the transaction price

4. Allocation of the transaction price to the performance obligations in the contract

5. Recognition of revenue when, or as, a performance obligation/s are satisfied.

In all cases, the total transaction price for a contract is allocated amongst the various performance obligations based on their relative stand-alone selling prices. The transaction price for a contract excludes any amounts collected on behalf of third parties.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenue is recognised either at a point in time or over time, when (or as) the Group satisfies performance obligations by transferring the promised goods or services to its customers in an amount that reflects the consideration that it expects to receive in exchange for those services.

At contract inception, the Group assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service (or bundle of services) that is distinct. To identify the performance obligations, the Group considers all of the services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices.

The Group recognises contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts within ‘Trade and other payables’ in the Statement of Financial Position. Similarly, if the Group satisfies a performance obligation before it receives the consideration, the Group recognises either a contract asset or accrued receivable within ‘Trade and other receivables’ in the Statement of Financial Position, depending on whether something other than the passage of time is required before the consideration is due.

For certain content licensing arrangements, the Group’s collection period range between 2 – 3 years from contract inception date. Under IFRS 15, an entity needs to adjust the promised amount of consideration for the effects of the time value of money if the timing of payments agreed to by the parties to the contract (either explicitly or implicitly) provides the customer or the entity with a significant benefit. As such, for arrangements where the implied collection period (or normal credit term) is considered to be more than 1 year, revenue is recognised after adjusting the promised amount of consideration for a significant financing component, using the discount rate that would be reflected in a separate financing transaction between the entity and its customer at contract inception. The effects of financing, i.e. unwinding of the financing component, is recognised separately from revenue from contracts with customers in the Statement of Income, within ‘Finance income’. Any subsequent change in collection date from the anticipated collection date considered on the contract inception date has been recognised separately in the Statement of Income, within ‘Other gains/(losses), net’.

In case of television syndication rights, as on March 31, 2019, there were certain films in respect of which rights have not been transferred either because the delivery of the content has not been made or effective date mentioned in the contract has not arrived as on the reporting date. The aggregate amount of license fees allocated to the above movies for the twelve months ended March 31, 2019 is $14,723 which is included in contract liability. For the twelve months ended March 31, 2019, revenue amounting to $9,747 is included in the contract liability balance at the beginning of the period.

As such, the Group has performance obligations associated with fixed commitments in customer contracts for future services that have not yet been recognized in our condensed consolidated financial statements amounting to $10,347 as of March 31, 2019. The Company expects to recognize revenue on more than 80% of these remaining performance obligations by 12 months with the balance recognition thereafter over a period of 2 to 5years.

Practical Expedients and Exemptions

The Group generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within sales and marketing expenses.

Adoption of IFRS 9, "Financial Instruments"

On April 1, 2018, the Company adopted IFRS 9, “Financial Instruments” (‘IFRS 9’), using the modified retrospective method applied as of April 1, 2018. IFRS 9 Financial Instruments replaces IAS 39 ‘Financial Instruments: Recognition and Measurement’ requirements with effect from April 1, 2018. When adopting IFRS 9, the Group elected not to restate prior periods. Rather, differences arising from the adoption of IFRS 9 in relation to classification, measurement, and impairment are recognized in opening retained earnings as of April 1, 2018.

Major changes in IFRS 9 as compared to IAS 39 is on account of introduction of the expected credit loss model and the changes in categories of financial assets and financial liabilities.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The adoption of IFRS 9 has impacted the following areas:

•	The impairment of financial assets applying the expected credit loss model. This applies now to the Group’s trade and other receivables. For contract assets arising from IFRS 15 and trade receivables that do not contain a significant financing component, the Group applies a simplified model of recognizing lifetime expected credit losses. For all other financial assets, expected credit losses are measured at an amount equal to the twelve month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

•	The measurement of available for sale equity investments was at cost less impairment in IAS 39. This investment is now measured at fair value with changes in fair value presented in other comprehensive income.

•	The recognition of gains and losses arising from the Group’s own credit risk. The Group continues to elect the fair value option for certain financial liabilities which means that fair value movements from changes in the Group’s own credit risk are now presented in other comprehensive income rather than profit or loss.

Details showing the Classification and Measurement of the Company’s financial instruments on adoption of IFRS 9 as at April 1, 2018.

	IAS 39 Category	IFRS 9 Category	Total carrying value	Total fair value
Financial Assets
Cash and cash equivalents	Loans and Receivables	At amortized cost	87,762	87,762
Restricted deposits	Loans and Receivables	At amortized cost	7,468	7,468
Investment in equity instruments	Available for sale financial assets	Financial assets at FVTOCI*	27,257	27,257
Trade and other receivables	Loans and Receivables	At amortized cost	235,726	235,726
Total			358,213	358,213

	IAS 39 Category	IFRS 9 Category	Total carrying value	Total fair value
Financial Liabilities
Total borrowings (excluding convertible notes)	At amortized cost	At amortized cost	190,936	174,533
Convertible notes	Financial liabilities at FVTPL	Financial liabilities at FVTPL**	86,010	86,010
Trade and other payables	At amortized cost	At amortized cost	72,142	72,142
Acceptances	At amortized cost	At amortized cost	8,898	8,898
Total			357,986	341,583

* FVTOCI – Fair value through other comprehensive income.

** FVTPL – Fair value through profit and loss.

Details showing the Classification and Measurement of the Company’s financial instruments on adoption of IFRS 9 as at March 31, 2019.

	IAS 39 Category	IFRS 9 Category	Total carrying value	Total fair value
Financial Assets
Cash and cash equivalents	Loans and Receivables	At amortized cost	89,117	89,117
Restricted deposits	Loans and Receivables	At amortized cost	56,614	56,614
Investment at fair value	Available for sale financial assets	Financial assets at FVTPL**	1,042	1,042
Investment at amortized cost	Available for sale financial assets	Financial assets at FVTOCI*	2,650	2,650
Trade receivables	Trade Accounts Receivables	At amortized cost	71,129	71,129
Trade receivables	Trade Accounts Receivables	Financial assets at FVTOCI*	125,229	125,229
Total			345,781	345,781

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	IAS 39 Category	IFRS 9 Category	Total carrying value	Total fair value
Financial Liabilities
Total borrowings (excluding convertible notes)	At amortized cost	At amortized cost	212,479	205,911
Convertible notes	Financial liabilities at FVTPL	Financial liabilities at FVTPL**	68,349	68,349
Trade and other payables	At amortized cost	At amortized cost	83,487	83,487
Acceptances	At amortized cost	At amortized cost	8,366	8,366
Total			372,681	366,113

* FVTOCI – Fair value through other comprehensive income.

** FVTPL – Fair value through profit and loss.

The cumulative effect of the changes made to the consolidated interim Statement of Financial Position as at April 1, 2018 in respect of the adoption of IFRS 9 were as follows:

Assets	As of March 31, 2018 (Reported)	IFRS 9	As of April 1, 2018
Trade and other receivables	$254,223	$(18,497)	$235,726
Deferred income tax liabilities	39,519	(673)	38,846
Currency translation reserve	(56,722)	(34)	(56,756)
Reserves	422,992	(14,270)	408,722
Non-controlling interests	137,728	(3,520)	134,208

However, as a result of adopting IFRS 15, amounts reported under IFRS 15 were not materially different from amounts that would have been reported under the previous revenue guidance of IAS 18, as such, cumulative adjustments to retained earnings is not material.

The impact of adoption of IFRS 15 and IFRS 9 on our consolidated Statement of Financial Position as at March 31, 2019 were as follows:

Assets	Balance at March 31, 2019 (Reported)	IFRS 9	IFRS 15(*)	Balance at March 31, 2019 (without adoption of IFRS 9/15)
Trade and other receivables	$215,210	$10,767	$24,273	$250,250
Liabilities and Shareholders' Equity
Currency translation reserve	(64,179)	(126)	—	(64,305)
Reserves	(2,202)	4,121	22,918	24,837
Other long-term liability	13,898	—	(458)	13,440
Deferred income tax liabilities	27,427	921	—	28,348
Non-controlling interests	135,529	5,851	1,813	143,193

(*) Incremental impact on account of adoption of IFRS 15 and IFSR 9, in addition to those reported under guidance of IAS 18 and IAS 39

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The impact of adoption of IFRS 15 and IFRS 9 on the consolidated Statement of Income for twelve months ended March 31, 2019 was as follows:

	March 31, 2019 (Reported)	IFRS 9(*)	IFRS 15(*)	March 31, 2019 (without adoption of IFRS 9/15)
Revenue	$270,126	$—	$24,273	$294,399
Cost of sales	(155,396)	—	—	(155,396)
Gross profit	114,730	—	24,273	139,003
Administrative cost	(87,134)	10,673	—	(76,461)
Operating profit before exceptional item	27,596	10,673	24,273	62,542
Impairment loss	(423,335)	—	—	(423,335)
Operating profit/(loss)	(395,739)	10,673	24,273	(360,793)
Financing costs	(24,093)	—	458	(23,635)
Finance income	16,419	(2,209)	—	14,210
Net finance costs	(7,674)	(2,209)	458	(9,425)
Other gains/(losses)	288	(20,698)	—	(20,410)
Profit/(loss) before tax	(403,125)	(12,234)	24,731	(390,628)
Income tax	(7,328)	(248)	—	(7,576)
Profit/(loss) for the year	(410,453)	(12,482)	24,731	(398,204)
Other comprehensive income / (loss)	(41,462)	4,664	—	(36,798)
Total comprehensive (loss)/income for the year	(451,915)	(7,818)	24,731	(435,002)

Profit/(loss) for the year
Attributable to
Equity holders of Eros International Plc	(423,867)	(14,591)	22,918	(415,540)
Non-controlling interest	13,414	2,109	1,813	17,336
Total comprehensive (loss)/income for the year
Attributable to
Equity holders of Eros International Plc	(459,321)	(10,149)	22,918	(446,552)
Non-controlling interest	7,406	2,331	1,813	11,550

(*) Incremental impact on account of adoption of IFRS 15 and IFRS 9 in addition to those reported under guidance of IAS 18 and IAS 39

Earnings Per Share

	Basic	Diluted
Earnings
Earnings attributable to the equity holders of the parent	$(415,540)	$(415,540)
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(197)
Adjusted earnings attributable to equity holders to Eros International Plc	(415,540)	(415,737)
Number of shares
Weighted average number of shares	70,706,579	70,706,579
Potential or dilutive effect related to share based compensation scheme	—	1,463,640
Adjusted weighted average number of shares	70,706,579	72,170,219
Earnings/(loss) per share
Earnings attributable to the equity holders of Eros International Plc per share (in cents)	(587.7)	(587.7)

Since there is loss for the fiscal year ended March 2019, the potential equity shares resulting from dilutive options are not considered as dilutive and hence, the Diluted EPS is same as Basic EPS.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40	STANDARDS NOT YET ADOPTED

Standards, amendments and Interpretations to existing Standards that are not yet effective and have not been adopted early by the Group

At the date of authorization of these financial statements, several new, but not yet effective, accounting standards, amendments to existing standards, and interpretations have been published by the IASB. None of these standards, amendments or interpretations have been adopted early by the Group.

Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New Standards, amendments and Interpretations neither adopted nor listed below have not been disclosed as they are not expected to have a material impact on the Group’s financial statements.

IFRS 16 “Leases”

IFRS 16 will replace IAS 17 ‘Leases’ and three related Interpretations. IFRS 16 Leases provides a unified model for all leases, whether they shall require recognition of liabilities with corresponding right-of-use assets in the consolidated statement of financial position. With respect to the cash flow statement, the portion of the annual lease payments recognized as a reduction of the lease liability will be recognized as an outflow from financing activities, which currently is fully recognized as an outflow from operating activities. There are two important reliefs provided by IFRS 16 for assets of low value and short-term leases of less than 12 months. IFRS 16 is effective from periods beginning on or after January 1, 2019 and considering that the Company follows April to March financial year, it is effective for the Company for financial years beginning on April 1, 2019. Early adoption is permitted; however, the Group have decided not to early adopt.

Management is in the process of assessing the full impact of the Standard. So far, the Group:

a)	believes that the most significant impact will be that the Group will need to recognize a right of use asset and a lease liability for the office buildings currently treated as operating leases. At March 31, 2019, the future minimum lease payments on leases which will require on-balance sheet treatment amounted to $1,848. This will mean that the nature of the expense of the above cost will change from being an operating lease expense to depreciation and interest expense.
b)	concludes that there will not be a significant impact to the finance leases currently held on the statement of financial position
c)	is planning to adopt IFRS 16 on April 1, 2019 using the standard’s modified retrospective approach. Under this approach the cumulative effect of initially applying IFRS 16 is recognized as an adjustment to equity at the date of initial application. Comparative information is not restated. Choosing this transition approach results in further policy decisions the Group need to make as there are several other transitional reliefs that can be applied. These relate to those leases previously held as operating leases and can be applied on a lease-by-lease basis. Considering such reliefs, the Group has tentatively decided to not consider initial direct costs on leases outstanding on April 1, 2019, and use as discount rate, the incremental borrowing rate as at April 1, 2019 for existing leases. Further, the Group has tentatively decided to use the approach that allows the right-of-use asset to be recognized at an amount equal to the liability as at the date of initial application. Based on such approach the additional liability and asset as April 1, 2019 shall be around $1,590.

These impacts are based on the assessments undertaken to date. The exact financial impacts of the accounting changes of adopting IFRS 16 at April 1, 2019 may be revised.

IFRIC 23 – “Uncertainty over Income Tax Treatments”

In June 2017, the IFRIC issued IFRIC 23 – “Uncertainty over Income Tax Treatments” (“IFRIC 23”) to clarify the accounting for uncertainties in income taxes, by specifically addressing the following:

•	the determination of whether to consider each uncertain tax treatment separately or together with one or more uncertain tax treatments;
•	the assumptions an entity makes about the examination of tax treatments by taxations authorities;
•	the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates where there is an uncertainty regarding the treatment of an item; and
•	the reassessment of judgements and estimates if facts and circumstances change.

IFRIC 23 is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On initial application, the requirements are to be applied by recognizing the cumulative effect of initially applying them in retained earnings, or in other appropriate components of equity, at the start of the reporting period in which an entity first applies them, without adjusting comparative information. Full retrospective application is permitted, if an entity can do so without using hindsight.

The Company expect the adoption of this standard will have no material impact on its consolidated financial statements.

IAS 19 – “Employee Benefits”

In February 2018, the IASB issued amendments to IAS 19 – “Employee Benefits” regarding plan amendments, curtailments and settlements. The amendments are as follows:

•	If a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement;

•	In addition, amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding asset ceiling.

The above amendments are effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted but must be disclosed.

The Company expects the adoption of these amendments will have no material impact on its consolidated financial statements.

IFRS 3 “Business Combinations”

In October 2018, the IASB issued amendments to IFRS 3 “Business Combinations” regarding the definition of a “Business.” The amendments:

•	clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;

•	narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;

•	add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;

•	remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; and

•	add an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The above amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

IAS 1 “Presentation of Financial Statements”

In October 2018, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” (“IAS 1”) and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” (“IAS 8”) which revised the definition of “Material.” Three aspects of the new definition should especially be noted, as described below:

•	Obscuring: The existing definition only focused on omitting or misstating information, however, the Board concluded that obscuring material information with information that can be omitted can have a similar effect. Although the term obscuring is new in the definition, it was already part of IAS 1 (IAS 1.30A);

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•	Could reasonably be expected to influence: The existing definition referred to “could influence” which the Board felt might be understood as requiring too much information as almost anything “could influence” the decisions of some users even if the possibility is remote;

•	Primary users: The existing definition referred only to ‘users’ which again the Board feared might be understood too broadly as requiring them to consider all possible users of financial statements when deciding what information to disclose.

The amendments highlight five ways in which material information can be obscured:

•	if the language regarding a material item, transaction or other event is vague or unclear;

•	if information regarding a material item, transaction or other event is scattered in different places in the financial statements;

•	if dissimilar items, transactions or other events are inappropriately aggregated;

•	if similar items, transactions or other events are inappropriately disaggregated; and

•	if material information is hidden by immaterial information to the extent that it becomes unclear what information is material.

The new definition of material and the accompanying explanatory paragraphs are contained in IAS 1. The definition of material in IAS 8 has been replaced with a reference to IAS 1.

The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.