Form 20-F
period 2020-03-31
Eros International PLC
filed 2020-07-30
CIK 1532981

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

At March 31, 2020, 127,116,702 ‘A’ ordinary shares and 19,899,085 ‘B’ ordinary shares, each at par value GBP 0.30 per share, were issued and outstanding.

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

EROS INTERNATIONAL PLC

 i

Unless otherwise indicated or required by the context, as used in this annual report, the terms “Eros,” “we,” “us,”, “the Group”, “our” and the “Company” refer to Eros International Plc and all its subsidiaries that are consolidated under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (IASB). Our fiscal year ends on March 31 of each year. When we refer to a fiscal year, such as fiscal year 2020, fiscal 2020 or FY 2020, we are referring to the fiscal year ended on March 31 of that year. The “Founders Group” refers to Beech Investments Limited and Kishore Lulla. “$” and “dollar” refer to U.S. dollars.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act, and such statements are subject to the safe harbors created thereby. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “approximately,” “anticipate,” “believe,” “estimate,” “continue,” “could,” “expect,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. All of our forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we are expecting, including, without limitation:

•	our ability to successfully and cost-effectively source film content;
•	our ability to achieve the desired growth rate of Eros Now, our digital over-the-top (“OTT”) entertainment service;
•	our ability to charge and collect revenues from Eros Now D2C subscribers
•	our ability to refresh and update EN with new content
•	our ability to continue to monetize throughout the telco infrastructure in India;
•	risks that the ongoing novel coronavirus pandemic and spread of COVID-19, and related public health measures in India and elsewhere, may have material adverse effects on our business, financial position, results of operations and/or cash flows;
•	our ability to maintain or raise sufficient capital;
•	delays, cost overruns, cancellation or abandonment of the completion or release of our films;
•	our ability to predict the popularity of our films, or changing consumer tastes;
•	our ability to maintain existing rights, and to acquire new rights, to film content;
•	our ability to successfully defend any future class action law suits we are a party to in the U.S.;
•	anonymous letters to regulators or business associates or anonymous allegations on social media regarding our business practices, accounting practices and/or officers and directors;
•	our dependence on the Indian box office success of our Hindi and high budget Tamil and Telugu films;
•	our ability to recoup the full amount of box office revenues to which we are entitled due to underreporting of box office receipts by theater operators;
•	our dependence on our relationships with theater operators and other industry participants to exploit our film content;
•	our ability to mitigate risks relating to distribution and collection in international markets;
•	fluctuation in the value of the Indian rupee against foreign currencies;
•	our ability to compete in the Indian film industry;
•	our ability to compete with other forms of entertainment;
•	our ability to combat piracy and to protect our intellectual property;
•	our ability to maintain an effective system of internal control over financial reporting;

 ii

•	contingent liabilities that may materialize, including our exposure to liabilities on account of unfavorable judgments/decisions in relation to legal proceedings involving us or our subsidiaries and certain of our directors and officers;
•	our ability to successfully respond to technological changes;
•	regulatory changes in the Indian film industry and our ability to respond to them;
•	our ability to satisfy debt obligations, fund working capital and pay dividends;
•	the monetary and fiscal policies of India and other countries around the world, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; and
•	our ability to address the risks associated with acquisition opportunities.
•	the possibility that the consummation of the transactions contemplated by the Merger Agreement with STX Filmworks, Inc. (described further below in “Part I — Item 10. Additional Information — C. Material Contracts”) is delayed or does not occur, and the challenges, costs and potential disruptions associated with closing, integrating and achieving the anticipated benefits of such transactions, some or all of which anticipated benefits may take longer to realize than expected or may not be realized fully or at all.
•	our ability to manage geo-political and global trade risks on account of content limitations, tariffs, taxes, and supply chain disruptions.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The table set forth below presents our selected historical consolidated financial data for the periods and at the dates indicated. The selected historical consolidated statements of income data for each of the three years ended March 31, 2020, 2019, and 2018 and the selected statements of financial position data as of March 31, 2020 and 2019 have been derived from and should be read in conjunction with “Part I — Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this Annual Report on Form 20-F. The selected historical consolidated statements of income data for each of the two years ended March 31, 2017 and 2016 and the selected historical statements of financial position data as of March 31, 2018, 2017, and 2016 have been derived from audited consolidated financial statements not included in this Annual Report on Form 20-F.

	Year ended March 31,
	2020	2019	2018	2017	2016
	(in thousands, except (Loss)/Earnings per share)
Selected Statement of Income Data
Revenue	$155,452	$270,126	$261,253	$252,994	$274,428
Cost of sales	(81,725)	(155,396)	(134,708)	(164,240)	(172,764)
Gross profit	73,727	114,730	126,545	88,754	101,664
Administrative costs	(144,319)	(87,134)	(68,029)	(63,309)	(64,019)
Operating (loss)/profit before impairment loss	(70,592)	27,596	58,516	25,445	37,645
Impairment loss	(431,200)	(423,335)	—	—	—
Operating (loss)/profit	(501,792)	(395,739)	58,516	25,445	37,645
Net finance costs	(8,779)	(7,674)	(17,813)	(17,156)	(8,010)
Other gains/(losses), net	(3,316)	288	(41,321)	14,205	(3,636)
Profit/(loss) before tax	(513,887)	(403,125)	(618	22,494	25,999
Income tax	22,183	(7,328)	(9,127)	(11,039)	(12,711)
Profit/(loss) for the year (1)	$(491,704)	$(410,453)	$(9,745)	$11,455	$13,288

(Loss)/Earnings per share (cents)
Basic (loss)/earnings per share	(389.6)	(599.5)	(36.3)	6.4	6.6
Diluted (loss)/earnings per share	(389.6)	(599.5)	(36.3)	5.1	5.2

Weighted average number of ordinary shares
Basic	107,533	70,707	62,151	59,410	57,732
Diluted	115,770	72,170	63,482	60,943	59,036

Other non-GAAP measures
EBITDA (2)	$(501,646)	$(393,188)	$20,186	$42,548	$36,294
Adjusted EBITDA (2)	$54,842	$69,378	$76,139	$55,664	$70,852
Gross Adjusted EBITDA (2)	$119,293	$199,533	$191,424	$190,980	$199,155

	Year ended March 31,
	2020	2019	2018	2017	2016
	(in thousands)
Selected Statement of Financial Position Data:
Cash and cash equivalents	$2,563	$89,117	$87,762	$112,267	$182,774
Goodwill	—	—	3,800	4,992	5,097
Total assets	607,656	1,088,902	1,410,319	1,343,365	1,247,878
Debt:
Current portion	116,858	208,908	151,963	180,029	210,587
Long-term portion	62,114	71,920	124,983	89,841	92,630
Total liabilities	299,170	431,917	406,902	459,817	438,784

Equity attributable to Eros International Plc	249,119	521,456	865,689	804,457	740,332
Equity attributable to non-controlling interests	59,367	135,529	137,728	79,091	68,762
Total equity	$308,486	$656,985	$1,003,417	$883,548	$809,094

 _______________

(1)	References to “net income” in this document correspond to “profit/(loss) for the period” or “profit/(loss) for the year” line items in our consolidated financial statement appearing elsewhere in this document.

(2)	We use EBITDA, Adjusted EBITDA and Gross Adjusted EBITDA as supplemental financial measures. EBITDA is defined by us as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs). Adjusted EBITDA is defined as EBITDA adjusted for (gain)/impairment of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivative financial instruments), transactions costs relating to equity transactions, share based payments, Loss / (Gain) on sale of property and equipment, Loss on de-recognition of financial assets measured at amortized cost, net, Credit impairment loss, net, Loss on financial liability (convertible notes) measured at fair value through profit and loss, Loss on deconsolidation of a subsidiary and exceptional items such as impairment of goodwill, trademark, film & content rights and content advances. Gross Adjusted EBITDA is defined as Adjusted EBITDA adjusted for amortization of intangible films and content rights. EBITDA, Adjusted EBITDA and Gross Adjusted EBITDA as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. EBITDA Adjusted EBITDA and Gross Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. EBITDA, Adjusted EBITDA and Gross Adjusted EBITDA provide no information regarding a Company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position.

(*)	The Company has discontinued disclosure of adjustment towards significant discounting component and accordingly comparatives have been changed.

The following table sets forth the reconciliation of our net income to EBITDA, Adjusted EBITDA and Gross Adjusted EBITDA:

	Year ended March 31
	2020	2019	2018	2017	2016

(Loss)/Profit for the year	$(491,704)	(410,453)	$(9,745)	$11,455	$13,288
Income tax expense	(22,183)	7,328	9,127	11,039	12,711
Net finance costs	8,779	7,674	17,813	17,156	8,010
Depreciation	2,568	1,049	1,265	1,082	1,154
Amortization(a)	894	1,214	1,726	1,816	1,131
EBITDA (Non-GAAP)	(501,646)	(393,188)	20,186	42,548	36,294
(Gain)/Impairment of available-for-sale financial assets	1,253	—	—	(58)	—
Net (gain)/loss on derivative financial instruments	—	—	586	(10,297	3,566
Share based payments(b)	22,268	21,561	17,918	23,471	30,992
Loss/(Gain) on sale of property and equipment	70	97	(2)	—	—
Loss on de-recognition of financial assets measured at amortized cost, net	5,285	5,988	3,562	—	—
Credit impairment loss, net	90,808	10,673	—	—	—
Loss on financial liability (convertible notes) measured at fair value through profit and loss	15,987	21,398	13,840	—	—
Loss on deconsolidation of a subsidiary	—	—	14,649	—	—
Impairment of goodwill	—	—	1,205	—	—
Reversal credit impairment losses/(gains)	(10,383)	(20,698)	4,308	—	—
Closure of derivative	—	249	—	—	—
Impairment loss	431,200	423,335	—	—	—
Others	—	(37)	(113)	—	—
Adjusted EBITDA (Non-GAAP)(b)	$54,842	$69,378 (*)	$76,139 (*)	$55,664	$70,852
Amortization of intangible films and content rights	64,451	130,155	115,285	135,316	128,303
Gross Adjusted EBITDA (Non-GAAP)(b)	$119,293	$199,533	$191,424	$190,980	$199,155

_______________

(a)	Includes only amortization of intangible assets other than capitalized film content.
(b)	Consists of compensation costs, recognised with respect to all outstanding share based compensation plans and all other equity settled instruments.
(*)	The Company has discontinued disclosure of adjustment towards significant discounting component and accordingly comparatives have been changed.

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

	Period End	Average(1)	High	Low
Fiscal Year
2011	44.54	45.46	47.49	43.90
2012	50.89	48.01	53.71	44.00
2013	54.52	54.36	57.13	50.64
2014	60.35	60.35	68.80	53.65
2015	62.58	61.15	63.70	58.46
2016	66.25	65.39	68.84	61.99
2017	64.85	67.01	68.86	64.85
2018	65.11	64.46	65.71	63.38
2019	69.16	69.91	74.33	64.92
2020	75.39	70.90	71.66	70.10

Months
April 2019	69.64	69.41	70.19	68.58
May 2019	69.63	69.77	70.62	69.08
June 2019	68.92	69.39	69.83	68.92
July 2019	68.81	68.74	69.03	68.40
August 2019	71.45	71.19	72.02	69.00
September 2019	70.64	71.32	72.20	70.49
October 2019	71.01	71.00	71.48	70.71
November 2019	71.75	71.48	72.12	70.76
December 2019	71.36	71.16	71.70	70.62
January 2020	71.53	71.27	71.86	70.69
February 2020	72.53	71.53	72.53	71.11
March 2020	75.39	74.55	76.37	72.88
April 2020	75.08	76.17	76.95	75.08
May 2020	75.59	75.67	76.08	75.03
June 2020	75.63	75.73	76.32	75.03

(1)	Represents the average of the U.S. dollar to Indian Rupee exchange rates on the last day of each month during the period for all fiscal years presented, and the average of the noon buying rate for all days during the period for all months presented.

B. Capitalization and Indebtedness

Not Applicable.

C. Reason for the Offer and the Use of Proceeds

Not Applicable.

D. Risk Factors

This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this annual report. If any of the following risks were to occur, our business affairs, prospects, assets, financial condition, results of operations and cash flows could be materially and adversely affected, and the market price of our A ordinary shares could decline. Additionally, the pandemic caused by a novel strain of coronavirus (“COVID-19”) has had, and is expected to continue to have, a material adverse impact on our business, financial condition and results of operations, as well as those of many of our business partners, and local, national, and global economies. The COVID-19 pandemic has also amplified many of the other risks discussed below to which we are subject. We are unable to predict the extent to which the pandemic and its related impacts will adversely affect us. However, given the unpredictable, unprecedented, and fluid nature of the pandemic, it may also materially and adversely affect our business, financial condition, and results of operations in ways that are not currently anticipated by or known to us or that we do not currently consider to present significant risk.

Risks Relating to the STX Transaction and the Combined Company Upon Completion of the STX Transaction

We cannot assure you that the STX Transaction will occur on the timeframe that is currently contemplated or at all.

On April 17, 2020, Eros entered into an Agreement and Plan of Merger (the “Merger Agreement”) with STX Filmworks, Inc., a Delaware corporation (“STX”), England Holdings 2, Inc., a Delaware corporation and indirect wholly owned subsidiary of Eros (“England Holdings 2”), and England Merger 1 Corp. (f/k/a England Merger Corp.), a Delaware corporation and a direct wholly owned subsidiary of England Holdings 2 (“Merger Sub”), which provides for, among other things, the merger of Merger Sub with and into STX (the “Merger”), with STX surviving as the surviving corporation and a direct wholly owned subsidiary of England Holdings 2. Eros, as the combined company following the Merger, is referred to hereafter as the “combined company.” The Merger and the related transactions contemplated by the Merger Agreement are collectively referred to hereafter as the “STX Transaction.” The Merger Agreement and the STX Transaction are described in greater detail below under “Part I –Item 10. Additional Information – C. Material Contracts.” While the parties currently expect that the STX transaction will be consummated on or shortly after the date of this Report, there is still a risk that the STX Transaction may not be consummated, including if one or more parties fails to perform under or breaches the PIPE Subscription Agreement. If the STX Transaction does not occur, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively affected, and such failure could have a material adverse impact on our stock price, business and our results of operation and financial condition.

Uncertainties associated with the STX Transaction may cause a loss of management personnel and other key employees, which could adversely affect the future business and operations of the combined company following completion of the STX Transaction.

Both Eros and STX are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans and the business plan of the combined company. The combined company’s success after the completion of the STX Transaction will depend in part upon the ability of the combined company to retain certain key management personnel and employees of Eros and STX. No assurance can be given that the combined company, after the completion of the STX Transaction, will be able to attract or retain key management personnel and other key employees to the same extent that Eros and STX have previously been able to attract or retain their own employees.

Following the STX Transaction, the composition of the combined company board of directors will be different than the composition of the current Eros board of directors.

The Eros board of directors currently consists of seven directors. Upon completion of the STX Transaction, the board of directors of the combined company will consist of nine directors, including four directors who were selected by the Founders Group (one of whom must be an independent director), four directors who were selected by STX (one of whom must be an independent director), and an independent director jointly selected by the Founders Group and STX. This new composition of the board of directors of the combined company may affect the future decisions of the combined company.

The combined company may be unable to successfully integrate Eros and STX and realize the anticipated benefits of the STX Transaction.

The success of the STX Transaction will depend, in part, on the combined company’s ability to successfully combine and integrate Eros and STX, and realize the anticipated benefits, including synergies, cost savings, innovation and strategic growth opportunities and operational efficiencies from the STX Transaction in a manner that does not materially disrupt existing customer, supplier, talent, producer, distributor, employee and other industry relations and does not result in decreased revenues due to losses of, or decreases in purchase and/or viewership of its content and service offerings by, subscribers and other counterparties. If the combined company is unable to achieve these objectives within the anticipated time frame, or at all, the anticipated benefits may not be realized fully or at all, or may take longer to realize than expected, and the value of the combined company’s A ordinary shares may decline. The combined company may fail to realize some or all of the anticipated benefits of the STX Transaction if the integration process takes longer than expected or is more costly than expected.

The integration of the two companies may result in material challenges, including, without limitation:

•	managing a larger, more complex combined business;
•	maintaining employee morale and retaining key management and other employees;
•	retaining existing business and operational relationships, including customers, suppliers, distributors, employees and other counterparties, and attracting new business and operational relationships;
•	consolidating corporate and administrative infrastructures and eliminating duplicative operations, including unanticipated issues in integrating information technology, communications and other systems;
•	coordinating geographically separate organizations; and
•	unforeseen expenses or delays associated with the STX Transaction.

Many of these factors will be outside of the combined company’s control, and any one of them could result in delays, increased costs, decreases in the amount of expected revenues and other adverse impacts, which could materially affect the combined company’s financial position, results of operations and cash flows.

Due to legal restrictions, Eros and STX have been and are currently permitted to conduct only limited planning for the integration of the two companies following the STX Transaction. The actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized on a timely basis, if at all.

In addition, the combined company’s ability to successfully integrate and manage its expanded business and achieve the anticipated benefits of the STX Transaction may be materially and adversely effected by the ongoing COVID-19 pandemic, which is discussed in greater detail below. The ability of both Eros and STX to generate revenues from the monetization of film content in various distribution channels, including through agreements with commercial theatre operators, has been and may continue to be adversely effected by the COVID-19 pandemic. The full extent and scope of the impact of the pandemic on national, regional and global markets and economies, and therefore the combined company’s business and industry and efforts to integrate its expanded business and organization and realize anticipated benefits of the STX Transaction, is highly uncertain and cannot be predicted.

The future results of the combined company may be adversely impacted if the combined company does not effectively manage its complex operations following the completion of the STX Transaction.

Following the completion of the STX Transaction, the size of the combined company’s business will be significantly larger than the current size of either Eros’ business or STX’s business. The combined company’s ability to successfully manage this expanded business will depend, in part, upon management’s ability to design and implement strategic initiatives that address not only the integration of Eros and STX, but also the increased scale and scope of the combined business with its associated increased costs and complexity. There can be no assurances that the combined company will be successful in integrating the businesses or that it will realize the expected operating efficiencies, cost savings, strategic growth opportunities and other benefits currently anticipated from the STX Transaction.

Current Eros shareholders will generally have a reduced ownership and voting interest in the combined company after the STX Transaction.

Immediately after the completion of the STX Transaction, each Eros shareholder will remain a shareholder of Eros, as the combined company, but with a percentage ownership that will be less than half of such shareholder’s percentage of Eros as of immediately prior to the STX Transaction. As a result of this reduced ownership percentage, existing Eros shareholders will generally have less voting power in the combined company after the STX Transaction than they did prior to the STX Transaction.

Pursuant to an Investors’ Rights Agreement and the Amended Articles of Association, the Founders Group and certain significant stockholders of STX will have rights relating to governance of the combined company that are different from shareholders generally.

As described below under “Part I –Item 10. Additional Information – C. Material Contracts,” the Founders Group and certain significant stockholders of STX (the “STX Parties”) will enter into an Investors’ Rights Agreement at the effective time of the Merger. In addition, as required by the Merger Agreement, we convened an extraordinary general meeting of our shareholders on June 29, 2020 at which the requisite percentage of our shareholders approved the Amended Articles of Association, key provisions of which are also described in “Part I –Item 10. Additional Information – C. Material Contracts.” By virtue of the Investors’ Rights Agreement and the Amended Articles of Association, for a period lasting up to three years following the consummation of the STX Transaction, the Founders Group will have the right to nominate four out of nine directors on the combined company’s board of directors and certain of the STX Parties affiliated with Hony Capital (“Hony”) will have the right to nominate four out of nine directors on the combined company’s board of directors. In addition, during this period, the board of directors of the combined company will not be permitted to take certain significant corporate actions, including adopting the combined company’s annual business plan and budget, without the approval of at least one non-independent member of the board of directors that was nominated by the Founders Group. During this period, the board of directors of the combined company also will not be permitted to hire or terminate any of the chief executive officer, chief financial officer or president (or co-presidents) of the combined company without the approval of at least one non-independent member of the board of directors that was nominated by the Founders Group and at least one member of the board of directors that was nominated by Hony. In exercising their rights under the Investors’ Rights Agreement and the Amended Articles of Association, the Founders Group and STX Parties may have interests that are different from or in addition to the interests of the combined company’s other shareholders.

Each of Eros and STX has incurred substantial expenses related to the completion of the STX Transaction and expects to incur substantial expenses related to the integration of Eros and STX.

Each of Eros and STX has incurred substantial expenses in connection with the completion of the STX Transaction and expects to incur substantial expenses to integrate a large number of processes, policies, procedures, operations, technologies and systems of Eros and STX in connection with the STX Transaction. The substantial majority of these costs will be non-recurring expenses related to the transactions and facilities and systems consolidation costs. The combined company may incur additional costs or suffer loss of business under third-party contracts that are terminated or that contain change in control or other provisions that may be triggered by the completion of the transactions, and/or losses of, or decreases in transactions by, customers and business partners of Eros and STX, and may also incur costs to retain certain key management personnel and employees. Eros and STX will also incur transaction fees and costs related to formulating integration plans for the combined business, and the execution of these plans may lead to additional unanticipated costs and time delays. These incremental transaction-related costs may exceed the savings the combined company expects to achieve from the elimination of duplicative costs and the realization of other efficiencies related to the integration of the businesses, particularly in the near term and in the event there are material unanticipated costs. Factors beyond the parties’ control could affect the total amount or timing of these expenses, many of which, by their nature, are difficult to estimate accurately.

The market price of the combined company’s A ordinary shares after the STX Transaction is completed may be affected by factors different from those affecting the price of Eros A ordinary shares before the STX Transaction is completed.

Upon completion of the STX Transaction, holders of Eros A ordinary shares will be holders of A ordinary shares of the combined company. As the businesses of Eros and STX are different, the results of operations as well as the price of the combined company’s A ordinary shares may, in the future, be affected by factors different from, or may be affected differently by, those factors affecting Eros an independent stand-alone company. The combined company will face additional risks and uncertainties to which each of Eros and STX may currently not be exposed. As a result, the market price of the combined company’s shares may fluctuate significantly following completion of the STX Transaction.

The market price of the combined company’s A ordinary shares may decline as a result of the STX Transaction.

The market price of the combined company’s A ordinary shares may decline as a result of the STX Transaction if, among other things, the operational cost savings estimates in connection with the integration of Eros’s business and STX’s business are not realized, there are unanticipated negative impacts on Eros’s financial position, or if the transaction costs related to the STX Transaction are greater than expected. The market price also may decline if the combined company does not achieve the perceived benefits of the STX Transaction as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the transactions on the combined company’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.

In addition, sales of combined company’s A ordinary shares after the completion of the STX Transaction may cause the market price of such shares to decrease. It is estimated that Eros will issue approximately 236,262,932 A ordinary shares, including up to 40 million share equity awards, in connection with the STX Transaction, based on the number of outstanding shares, including share equity awards, and the 10-day volume weighted average price of Eros A ordinary shares as of July 29, 2020. While STX stockholders who did not purchase shares pursuant to the PIPE Subscription Agreement described below under “Part I –Item 10. Additional Information – C. Material Contracts” will be subject to a contractual 18-month lockup period during which they may not sell the combined company’s A ordinary shares they receive in the Merger, those STX stockholders who purchase shares pursuant to the PIPE Subscription Agreement are subject only to a 75-day lockup period (with respect to both the shares they receive in the Merger and the shares they purchase in the PIPE Subscription Agreement). Such STX stockholders may decide not to hold the shares of combined company common stock they will receive in STX Transaction beyond the 75-day lockup period. In addition, existing Eros shareholders may decide not to continue to hold their A ordinary shares following completion of the STX Transaction. Such sales of combined company A ordinary shares could have the effect of depressing the market price for the combined company’s A ordinary shares.

Any of these events may make it more difficult for the combined company to sell equity or equity-related securities, dilute your ownership interest in the combined company and have an adverse impact on the price of the combined company’s A ordinary shares.

If certain U.S. federal income tax rules regarding ‘‘inversion transactions’’ apply to us as a result of the STX Transaction, such rules could result in adverse U.S. federal income tax consequences.

Under section 7874 of the U.S. Internal Revenue Code of 1986, as amended (‘‘Code’’), a foreign corporation is treated as a “surrogate foreign corporation” if, pursuant to a plan (or a series of related transactions) (1) the foreign corporation completes the direct or indirect acquisition of substantially all of the properties held, directly or indirectly, by a U.S. corporation, (2) after the acquisition at least 60% of the stock (by vote or value) of the foreign corporation is held by former shareholders and certain creditors of the U.S. corporation by reason of their holding stock or debt obligations of the U.S. corporation (such percentage held by such persons being the ‘‘Section 7874 Percentage’’), and (3) after the acquisition, the “expanded affiliated group” (within the meaning of section 7874 of the Code) that includes the foreign corporation does not have substantial business activities in the foreign country in which, or under the law of which, the foreign corporation is created or organized, relative to the total business activities of such expanded affiliated group.

If the Section 7874 Percentage is at least 60% but less than 80% and a foreign corporation is a surrogate foreign corporation with respect to a U.S. corporation, several limitations apply to the U.S. corporation, including, but not limited to, the prohibition, for a period of ten years, of the use of net operating losses, foreign tax credits and other tax attributes to offset the income or gain recognized by reason of transfer of any property to a foreign related person or to offset any income received or accrued during such period by reason of a license of any property to a foreign related person and an additional minimum tax under Section 59A of the Code on certain ‘‘base eroding’’ payments to members of the expanded affiliated group that are foreign corporations. In addition, under section 4985 of the Code and the rules related thereto, an excise tax at a rate of currently 20% is imposed on the value of certain share compensation held directly or indirectly by certain ‘‘disqualified individuals’’ (including certain of officers and directors). Further, shareholders of the foreign corporation that are United States persons for U.S. federal income tax purposes may not be eligible for reduced rates on dividends paid by the foreign corporation.

If the Section 7874 Percentage is at least 80% and a foreign corporation is a surrogate foreign corporation with respect to a U.S. corporation, the foreign corporation will be treated as a U.S. corporation, regardless of the fact that such corporation is also incorporated in a foreign country. If the foreign corporation were treated as a U.S. corporation, the entire net income of the foreign corporation would be subject to U.S. federal income tax on a net income basis and would be determined under U.S. federal income tax principles.

[Based on the facts as of the date hereof, we expect that, after the consummation of the STX Transaction, the Section 7874 Percentage with respect to former STX shareholders and creditors will be less than 60% and therefore we do not expect to be treated as a “surrogate foreign corporation” within the meaning of section 7874 of the Code.] Determining the Section 7874 Percentage, however, is complex and cannot be made until after the consummation of the STX Transaction, and is subject to legal uncertainties and factual uncertainties. As a result, there can be no assurance that the Section 7874 Percentage will be less than 60%. Holders are urged to consult their own tax advisors regarding the potential application of section 7874 of the Code to the STX Transaction and its potential tax consequences. A determination that we are a surrogate foreign corporation for the purposes of section 7874 of the Code may have material adverse effects on the business, financial condition, results of operations and prospects of the combined company following the STX Transaction.

Risks Related to Our Business

The COVID-19 pandemic and other adverse public health developments has adversely affected our business and results of operations.

In December 2019, COVID-19 emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread globally to many countries where we distribute films theatrically, including India, United Kingdom, United States, Dubai, Singapore and Australia. On March 11, 2020, the World Health Organization designated the outbreak a pandemic. Governments and businesses around the world have taken unprecedented actions to mitigate the spread of COVID-19, including imposing restrictions on movement and travel such as quarantines and shelter-in-place requirements, or nationwide lockdowns, as well as restricting or prohibiting outright some or all commercial and business activity, including the closure of some or all theatres and disrupting the production and availability of content, including delayed, or in some cases, shortened or cancelled theatrical releases. These measures, though currently temporary in nature, may become more severe and continue indefinitely depending on the evolution of the pandemic. To date, no fully effective vaccines or treatments have been developed and effective vaccines or treatments may not be discovered soon enough to protect against a further worsening of the pandemic.

The pandemic has materially and adversely affected our ability to generate revenues from the monetization of Indian film content in various distribution channels through agreements with commercial theatre operators, and may continue to do so unless and until the pandemic subsides or an effective treatment or vaccine is discovered. The extent of the adverse impact on our financial and operational results will be dictated by the length of time that such disruptions continue, which will, in turn, depend on the currently unknowable duration of COVID-19 and among other things, the impact of governmental actions imposed in response to the pandemic and individuals’ and companies’ risk tolerance regarding health matters going forward. Our business also could be significantly affected even after reopening of certain operations, should the disruptions caused by the COVID-19 lead to changes in consumer behavior (such as social distancing becoming the norm independent of any pandemic conditions) and also delayed in production schedule. For example, some areas may not re-open movie theatres or, if they do, some individuals may not feel comfortable gathering in public places such as movie theatres.

The continued spread of COVID-19 has adversely affected many industries as well as the economies and financial markets of many countries, including in many of the countries in which we distribute content, resulting in a significant deceleration of economic activity. This slowdown has reduced production, decreased the level of trade, and led to widespread corporate downsizing, causing a sharp increase in unemployment. We have also seen significant disruption of and extreme volatility in the global capital markets, which could increase the cost of, or entirely restrict access to, capital. This volatility and uncertainty have adversely affected our stock price and may continue to do so. As a result, to the extent we determine it is in our best interests to access the capital markets or refinance some or all of our indebtedness, we may not be able to do so on terms that are acceptable to us or at all. The impact of this outbreak on global, national and local economies is still uncertain and, unless the outbreak is contained, these adverse impacts could worsen, impacting all segments of the global economy, and result in a significant recession or worse.

Considerable uncertainty still surrounds COVID-19 and its potential effects, and the extent of and effectiveness of any responses taken on a local, national and global level. Infections may become more widespread and that could accelerate or magnify one or more of the risks described above. While we expect the pandemic and related events will have a negative effect on our business, the full extent and scope of the impact on national, regional and global markets and economies, and therefore our business and industry, is highly uncertain and cannot be predicted. Accordingly, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively affected, any of which could have a material adverse impact on our business and our results of operation and financial condition.

We are monitoring the rapidly evolving situation and its potential impacts on our financial position, results of operations, liquidity, and cash flows.

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

Our business requires a substantial investment of capital for the production, acquisition and distribution of films and a significant amount of time may elapse between our expenditure of funds and the receipt of revenues from our films. This may require us to fund a significant portion of our capital requirements from our credit facilities or other financing sources. Any capital shortfall could have a material adverse effect on our business, prospects, financial condition, results of operations and liquidity. For additional information, please see “Part 1—Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” and Note [2(a)] and Note [31] to our audited Consolidated Financial Statements appearing elsewhere in this annual report.

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

We were historically and are currently, party to class action lawsuits in the U.S. and may be subject to similar or additional claims in the future, and an adverse ruling on any such future claims could have a material adverse effect on our business, financial condition and results of operations and could negatively impact the market price of our A Ordinary Shares.

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

Beginning on June 21, 2019, the Company was named a defendant in three substantially similar putative class action lawsuits filed in federal court in California and New Jersey by purported shareholders of the Company. The lawsuits allege that the Company and certain individual defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 by making false and/or misleading statements regarding the Company’s accounting for trade receivables. On September 27, 2019, the putative class action filed in California was transferred to the United States District Court for the District of New Jersey. On April 14, 2020, the three putative class actions were consolidated, and a lead plaintiff was appointed. On July 1, 2020, the court-appointed lead plaintiff filed a consolidated complaint. The consolidated complaint expands the scope of the allegations. The company expects to file a motion to dismiss, which is due August 28, 2020.

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

We have been, are currently and in the future may be, the target of anonymous letters sent to regulators or business associates or anonymous allegations posted on social media or circulated in short selling reports regarding our accounting practices, business practices and/or officers and directors. Every time we have received such allegations, we have undertaken what we believe to be a reasonably prudent review, including extensive due diligence to investigate the allegations, and where necessary our board of directors has engaged third-party professional firms to report directly to the Company’s Audit Committee. Having conducted these investigations, in each instance we found the allegations were without merit. However, the public dissemination of these allegations has adversely affected our reputation, business and the market price of our A Ordinary Shares and required us to spend significant management time and incur substantial costs to address them.

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

Eros Now was soft launched in 2012 and as of March 31, 2020, Eros Now caters to 29.3 Million paying subscribers and has garnered 196.8 million registered users across global digital distribution platforms. We must continue to grow and retain subscribers in India (one of our key markets) where consumers also use traditional Pay-TV and broadcast channels for content consumption, as well as grow our subscriber base in markets outside of India. Our ability to attract and retain subscribers will depend in part on our ability to consistently provide our subscribers a high-quality experience with respect to content and features and on the quality of data connectivity (either Wi-Fi, broadband, 3G or 4G mobile data) in India.

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

Any significant disruption in our computer systems or those of third - parties that we utilize in our operations could result in a loss or degradation of service and could adversely impact our business.

Our reputation and ability to attract, retain and serve our subscribers is underpinned by the reliable performance and security of our computer systems and those of third parties that we work with. These systems may be subject to damage or interruption from many external factors including, inter alia: adverse weather conditions, natural disasters, terrorist attacks, power loss, telecommunications failures, and cybersecurity risks. Interruptions in these systems, or with the internet in general, could make our service unavailable or degraded or otherwise hinder our ability to deliver streaming content. Service interruptions, errors in our software or the unavailability of computer systems used in our operations could diminish the overall attractiveness of our membership service to existing and potential members.

We rely upon a number of partners to make our service available on their devices.

We currently offer subscribers the ability to receive streaming content through a host of internet-connected screens, including TVs, digital video players, television set-top boxes and mobile devices. We have agreements with various cable, satellite and mobile telecommunications operators to make our service available to subscribers. In many instances, our agreements also include provisions by which the partner bills consumers directly or otherwise offer services or products in connection with offering our service. We intend to continue to broaden our relationships with existing partners and to increase our capability to stream content to other platforms and partners over time. If we are not successful in maintaining existing and creating new relationships, or if we encounter technological, content licensing, regulatory, business or other impediments to delivering our streaming content to our subscribers via these devices, our ability to retain subscribers and grow our business could be adversely impacted. Our agreements with our partners are typically multi-year in duration and our business could be adversely affected if, upon expiration, a number of our partners do not continue to provide access to our service or are unwilling to do so on terms acceptable to us, which terms may include the degree of accessibility and prominence of our service. Furthermore, devices are manufactured and sold by entities other than Eros Now and while these entities should be responsible for the devices’ performance, the connection between these devices and Eros Now may nonetheless result in consumer dissatisfaction towards Eros Now and such dissatisfaction could result in claims against us or otherwise adversely impact our business. In addition, technology changes to our streaming functionality may require that partners update their devices. If partners do not update or otherwise modify their devices, our service and our members’ use and enjoyment could be negatively impacted.

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

We collect and maintain information and data necessary for conducting our business operations, which information includes proprietary and confidential data and personal information of our customers and employees. Such information is often maintained electronically, which includes risks of intrusion, tampering, manipulation and misappropriation. We implement and maintain systems to protect our digital data and obtaining and maintaining these systems is costly and usually requires continuous monitoring and updating for technological advances and change. Additionally, we sometimes provide confidential, proprietary and personal information to third parties when required in connection with certain business and commercial transactions. For instance, we have entered into an agreement with a third-party vendor to assist in processing employee payroll, and they receive and maintain confidential personal information regarding our employees. We take precautions to try to ensure that such third parties will protect this information, but there remains a risk that the confidentiality of any data held by third parties may be compromised. If our data systems, or those of our third-party vendors and partners, are compromised, there may be negative effects on our business, including a loss of business opportunities or disclosure of trade secrets. If the personal information we maintain is tampered with or misappropriated, our reputation and relationships with our partners and customers may be adversely affected, and we may incur significant costs to remediate the problem and prevent future occurrences.

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

Our reputation and ability to attract, retain and serve consumers is dependent upon the reliable performance and security of our computer systems and those of third parties that we utilize in our operations. These systems may be subject to damage or interruption from earthquakes, adverse weather conditions, other natural disasters, terrorist attacks, power loss, telecommunications failures, and cybersecurity risks. Interruptions or malfunctions (including those due to equipment damage, power outages, computer viruses and a range of other hardware, software and network problems) in these systems, or with the internet in general, could make our service unavailable or degraded or otherwise hinder our ability to deliver streaming content. Service interruptions, errors in our software or the unavailability of computer systems used in our operations could diminish the overall attractiveness of our service to existing and potential subscribers. Our computer systems and those of third parties we use in our operations are vulnerable to cybersecurity risks, including cyber-attacks, both from state-sponsored and individual activity, such as computer viruses, denial of service attacks, physical or electronic break-ins and similar disruptions. These systems periodically experience directed attacks intended to lead to interruptions and delays in our service and operations as well as loss, misuse or theft of data or intellectual property. Any attempt by hackers to obtain our data (including subscriber and corporate information) or intellectual property (including digital content assets), disrupt our service, or otherwise access our systems, or those of third parties we use, if successful, could harm our business, be expensive to remedy and damage our reputation.

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

According to the International Monetary Fund’s World Economic Outlook Database, published in April 2020, the GDP growth rate of India is projected to increase from 7.26% in 2019 to approximately 7.49% in 2020 and 7.43% in 2021. The Economic Survey 2019-20 has estimated that the growth rate in GDP for the year ended March 31, 2020 to grow at 4.2% with headwinds of Covid19.

A decline in attendance at theaters may reduce the revenues we generate from this channel, from which a significant proportion of our revenues are derived.

If a general economic downturn continues to affect the countries in which we distribute our films, discretionary consumer spending may be adversely affected, which would have an adverse impact on demand for our theater, television and digital distribution channels. Economic instability and a continuing weak economy in India may negatively impact the Indian box office success of our Hindi, Tamil and Telugu films, on which we depend for a significant portion of our revenues.

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

Continued financial disruptions may limit our ability to obtain financing for our films. For example, any adverse revisions to India’s credit ratings for domestic and international debt by domestic or international rating agencies may adversely impact our ability to raise additional financing and the interest rates and other commercial terms at which such additional financing is available. Any such event could have a material adverse effect on our business, prospects, financial condition and results of operations. [India has recently experienced fluctuating wholesale price inflation compared to historical levels. – still true] An increase in inflation in India could cause a rise in the price of wages, particularly for Indian film talent, or any other expenses that we incur. If this trend continues, we may be unable to accurately estimate or control our costs of production. Because it is unlikely we would be able to pass all of our increased costs on to our customers, this could have a material adverse effect on our business, prospects, financial condition and results of operations.

Fluctuation in the value of the Indian rupee against foreign currencies could materially and adversely affect our results of operations, financial condition and ability to service our debt.

While a significant portion of our revenues are denominated in Indian rupees, certain contracts for our film content are or may be denominated in foreign currencies. Additionally, we report our financial results in U.S. dollars and most of our debt is denominated in U.S. dollars. We expect that the continued volatility in the value of the Indian rupee against foreign currency will continue to have an impact on our business. The Indian rupee experienced an approximately 8.3% decrease in value as compared to the U.S. dollar in Fiscal 2020. The Indian rupee experienced an approximately 5.9% decrease in value as compared to the U.S. dollar in Fiscal 2019. The Indian rupee experienced an approximately 0.4% decrease in value as compared to the U.S. dollar in fiscal year 2018. Changes in the growth of the Indian economy and the continued volatility of the Indian rupee, may adversely affect our business. As of March 31, 2020, we had an aggregate outstanding indebtedness of $179.4 million. There can be no assurance, however, that currency fluctuations will not lead to an increase in the amount of this debt.

Further, as of March 31, 2020, $49.2 million, or 27.4% of our debt, was denominated in U.S. dollars. We may not generate sufficient revenue in U.S. dollars to service all of our U.S. dollar-denominated debt. Consequently, we may be required to use revenues generated in Indian rupees to service our U.S. dollar-denominated debt. Any devaluation or depreciation in the value of the Indian rupee, compared to the U.S. dollar, could adversely affect our ability to service our debt. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Exchange Rate” for further information.

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

We also compete with all other sources of entertainment and information delivery, including television, mobile devices, the internet and sporting events such as the Indian Premier League for cricket. Technological advancements such as VOD, mobile and internet streaming and downloading have increased the number of entertainment and information delivery choices available to consumers and have intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including crossover from our Eros Now online entertainment service, could negatively impact consumer demand for our films, and there can be no assurance that attendance rates at theaters or demand for our other distribution channels will not fall.

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

Our business depends in part on the adequacy, enforceability and maintenance of intellectual property rights in the entertainment products and services we create. Motion picture piracy is extensive in many parts of the world and is made easier by technological advances and the conversion of motion pictures into digital formats. This trend facilitates the creation, transmission and sharing of high-quality unauthorized copies of motion pictures in theatrical release on DVDs, CDs and Blu-ray discs, from pay-per-view through set top boxes and other devices and through unlicensed broadcasts on free television and the internet.

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

We rely on a combination of copyrights, trademarks, service marks and similar intellectual property rights to protect our name and branded products and to protect the entertainment products and services we create. The success of our business, in part, depends on our continued ability to use this intellectual property in order to increase awareness of the Eros name. We typically attempt to protect these intellectual property rights through available copyright and trademark laws and through a combination of employee, third-party assignments and nondisclosure agreements, other contractual restrictions, technological measures, and other methods. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries, and the actions taken by us may be inadequate to prevent imitation by others of the Eros name and other Eros intellectual property. Despite our efforts to protect our intellectual property rights and trade secrets, unauthorized parties may attempt to copy aspects of our song recommendation technology or other technology or obtain and use our trade secrets and other confidential information. Moreover, policing our intellectual property rights is difficult and time consuming. We cannot assure you that we would have adequate resources to protect and police our intellectual property rights, and we cannot assure you that the steps we take to do so will always be effective. In addition, if the applicable laws in these countries are drafted or interpreted in ways that limit the extent or duration of our rights, or if existing laws are changed, our ability to generate revenue from our intellectual property may decrease, or the cost of obtaining and maintaining rights may increase. We could lose both the ability to assert our intellectual property rights against, or to license our technology to, others and the ability to collect royalties or other payments.

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

Our ability to remain competitive may be adversely affected by rapid technological changes and by our inability to access such technology.

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

Our financial condition and results of operations for any period fluctuate due to film release schedules in that period, none of which we can predict with reasonable certainty. Theater attendance in India has traditionally been highest during school holidays, national holidays and during festivals, and we typically aim to release big-budget films at these times. This timing of releases also takes account of competitor film releases, Indian Premier League cricket matches, and the timing dictated by the film production process. As a result, our quarterly results can vary from one year to the next, and the results of one quarter are not necessarily indicative of results for the next or any future quarter. Additionally, the distribution window for the theatrical release of films, and the window between the theatrical release and distribution in other channels, have each been compressing in recent years and may continue to change. Further shortening of these periods could adversely impact our revenues if consumers opt to view a film on one distribution platform over another, resulting in the cannibalizing of revenues across distribution platforms. Additionally, because our revenue and operating results are seasonal in nature due to the impact of the timing of new releases, our revenue and operating results may fluctuate from period to period, and which could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

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

Typically, 25% of capitalized cost for high budget films released during or after the fiscal year 2014, and 20% of capitalized cost for all other films, is amortized in the initial quarter of their commercial monetization. In the fiscal year 2009 and the fiscal years prior to 2009, the balance of capitalized film content costs were amortized evenly over a maximum of four years rather than nine. Because management judgment is involved regarding amortization amounts, our amortization practices may not be comparable to other film entertainment companies. In the case of film content that we acquire after its initial monetization, commonly referred to as library, amortization is spread evenly over the lesser of 10 years after our acquisition or our license period. At least annually, we review film and content rights for indications of impairment in accordance with International Accounting Standard (IAS) 36: Impairment of Assets issued by IASB.

Ineffective system of internal control over financial reporting, can reduce our ability to accurately and timely report our financial results or prevent fraud may be adversely affected.

We ceased to qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 on March 31, 2019, and as a result, we are subject to additional requirements under the Sarbanes-Oxley Act (the “SOX Act”), including Section 404(b) of the SOX Act which requires our independent registered public accounting firm to attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F, starting from annual report for Fiscal Year 2019. As discussed in Item 15. “Controls and Procedures,” upon an evaluation of the effectiveness of the design and operation of our internal controls, we concluded that there were material weaknesses such that our internal controls over financial reporting need to be reviewed and updated, a process that we are currently undertaking.. Although we have instituted remedial measures to address the material weakness identified and will continually review and evaluate our internal control systems to allow management to report on the sufficiency of our internal controls, we cannot assure you that we will be able to adequately remediate all the existing material weaknesses or not discover additional weaknesses in our internal controls over financial reporting need to be reviewed and updated, a process that we are currently undertaking. Further, management continually improves, simplifies and rationalizes the Company’s internal control framework where possible within the constraints of existing IT systems. However, any additional weaknesses or failure to adequately remediate the existing weakness could materially and adversely affect our financial condition or results of operations.

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

The interests of the other shareholders with respect to the operation of Big Screen Entertainment Private Limited, Colour Yellow Productions Private Limited and Mr. V. Vijayendra Prasad, may not be aligned with our interests. As a result, although we own a majority of the ownership interest in Big Screen Entertainment Private Limited, and 50% of the shareholding of Colour Yellow Productions Private Limited, taking actions that require approval of the minority shareholders (or their representative directors), such as entering into related party transactions, selling material assets and entering into material contracts, may be more difficult to accomplish.

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

We and certain of our directors and officers are subject to various legal civil and criminal proceedings in India. As of March 31, 2020, we were subject to certain tax proceedings in India, including service tax claims aggregating to approximately $56 million, value added tax (“VAT”) and sales tax claims aggregating to approximately $3 million for the period between April 1, 2005 to March 31, 2015. As our success in the Indian film industry partially depends on our ability to maintain our brand image and corporate reputation, in particular in relation to our dealings with creative talent, co-producers, distributors and exhibitors, any such proceedings or allegations, public or private, whether or not routine or justified, could tarnish our reputation and cause creative talent, co-producers, distributors and exhibitors not to work with us. See “Business Overview— Litigation” for further details.

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

Previously, taxes generally were levied on a state-by-state basis for the Indian film industry. However, with effect from July 1, 2017, goods and services tax (“GST”) was implemented in India, which combines taxes and levies by the Government of India and state governments into a unified rate structure, and replaces indirect taxes on goods and services such as central excise duty, service tax, central sales tax, entertainment tax, state value added tax, cess and surcharge and excise that were being collected by the Government of India and state governments. Initially, under the GST regime, movie exhibition fell under the highest tax bracket of 28% (for tickets above 100 rupee). However, with effect from January 1, 2019, the GST rate has been reduced to 12% for tickets under 100 rupee and 18% for tickets above 100 rupees. Further, under the state-by-state tax regime in India, the state governments were levying entertainment tax on the exhibition of films in cinemas, including multiplexes. With the implementation of GST, the entertainment tax levied by the state governments was subsumed under GST. However, certain local government bodies levy local body entertainment tax, in addition to GST, within their state. Any future increases or amendments may affect the overall tax efficiency of companies operating in India and may result in significant additional taxes becoming payable. If, as a result of a particular tax risk materializing, the tax costs associated with certain transactions are greater than anticipated, it could affect the profitability of such transactions.

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

As per the Finance Act 2020, Dividend Distribution Tax (‘DDT’) of 20.56 percent levied on the companies declaring dividend has been abolished with effect from April 1, 2020. Consequently, dividend is taxable in the hands of recipient and there shall be withholding of taxes on such dividends.

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

•

Further, the Finance Act, 2020, has expanded the scope of EL by covering e-commerce transactions. E - commerce supply or services include online sale of goods, online provision of services or both owned or provided by an E-commerce operator. However, EL shall not be charged in case sales, turnover or gross receipts of the E-commerce operator is less than INR 20 million.

Discharge of EL at the rate of two percent (on a gross basis) is the responsibility of E – commerce operator receiving consideration on the supply or services made to Indian residents, non-residents in “specified circumstances” or any other person using IP address located in India. However, any service or supply made by the E – commerce operator which is in connection to their PE in India will not be liable for EL,. If a non-resident (not having a PE in India) earns income which is chargeable to EL, then the same would be exempt in the hands of such non-resident.

Currently, consideration for the sale, distribution or exhibition of cinematographic films is specifically excluded from the definition of Royalty. However, as per Finance Act 2020, the definition of Royalty will be rationalized to include consideration for the sale, distribution or exhibition of cinematographic films (w.e.f. April 1, 2021).

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

Further, as per Finance Act, 2020, it is pertinent to note that SEP provisions have been deferred by a year and shall be effective from April 1, 2021.

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

Our Indian subsidiary, Eros India, from which we derive a substantial portion of our revenues, is publicly listed on the Indian stock exchanges. As such, under Indian law, minority stockholders have certain rights and protections against oppression and mismanagement. Further shares of Eros India is pledged to secure indebtedness incurred by Eros India.  To the extent that Eros India is unable to service such indebtedness, or otherwise defaults on its obligations under such indebtedness, the lenders of such indebtedness may exercise certain remedies over such shares, including foreclosing on such shares and selling such shares. As of June 30, 2020, we owned approximately 62.31% of Eros India. Over time, we may lose control over its activities and, consequently, lose our ability to consolidate its revenues.

Dividend distributions by our subsidiaries are subject to certain limitations under local laws, including Indian and UAE law (including laws of Dubai) and other contractual restrictions.

As a holding company, we rely on funds from our subsidiaries to satisfy our obligations. Dividend payments by our subsidiaries, including Eros India, are subject to certain limitations under local laws and restrictive covenants of their borrowing arrangements. For example, under Indian law, dividends are only permitted to be paid out of the profits of the company for that year or out of the profits for any previous financial year after providing for depreciation. UAE law imposes similar limitations on dividend payments. As per the Finance Act 2020, Dividend Distribution Tax (‘DDT’) of 20.56 percent levied on the Indian companies declaring dividend has been abolished with effect from April 1, 2020. Consequently, dividend is taxable in the hands of recipient and there shall be withholding of taxes on such dividends.

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

As of March 31, 2020, we had $179.4 million of borrowings outstanding of which $117.1 million is repayable within one year. We may also incur substantial additional indebtedness. Our indebtedness could have important consequences, including the following:

•	we could have difficulty satisfying our interest commitments, debt obligations, and if we fail to comply with these requirements, an event of default could result;

•	we may be required to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the cash flow available to fund working capital, capital expenditures and other general corporate activities or to pay dividends;

•	in order to manage our debt and cash flows, we may increase our short-term indebtedness and decrease our long-term indebtedness which may not achieve the desired results;

•	covenants relating to our indebtedness may restrict our ability to make distributions to our shareholders;

•	covenants relating to our indebtedness may limit our ability to obtain additional financing for working capital, capital expenditures and other general corporate activities, which may limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	each of Eros India and Eros International Limited may be required to repay the secured loans prior to their maturity, which as of March 31, 2020, represented $71.9 million of the outstanding indebtedness of Eros India and $22.1 million of the outstanding indebtedness of Eros International Limited. Further, in the event we decide to prepay certain lenders of Eros India, we will be required to obtain their prior approval and/or prior notice of up to 30 days and this may also involve levy of prepayment charges of up to 2%;

•	certain Eros India loans are subject to annual renewal, and until these renewals are obtained, the lenders under these loans may at any time require repayment of amounts outstanding. As at March 31, 2020, short-term loans amounting to $5.75 million were pending annual renewal and the Group expects the renewal to complete in due course;

•	we may be more vulnerable to general adverse economic and industry conditions;

•	we may be placed at a competitive disadvantage compared to our competitors with less debt; and

•	we may have difficulty repaying or refinancing our obligations under our senior credit facilities on their respective maturity dates.

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

We cannot assure that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds that may be realized from those sales, or that additional financing could be obtained on acceptable terms, if at all. For additional information, please see [Note 2(b) and Note 31] to our audited Consolidated Financial Statements appearing elsewhere in this annual report.

Downgrade in our credit ratings could increase our future borrowing costs and adversely affect the availability of new financing.

There can be no assurance that any of our credit ratings will remain unchanged for any given period of time or that a rating will not be lowered if, in that rating agency’s judgment, future circumstances relating to the basis of the rating so warrant. If, among other things, we are unable to maintain our outstanding debt and financial ratios at levels acceptable to the credit rating agencies, if we default on any indebtedness or if our business prospects or financial results deteriorate, our ratings could be downgraded by the rating agencies. Our credit ratings have been subject to change over time, including a downgrade in June 2019 (See Note [2(b)] of our audited consolidated financial statements). We cannot make assurances regarding how long these ratings will remain unchanged or regarding the outcome of the rating agencies future reviews of new or existing indebtedness. Such downgrade by the rating agencies could adversely affect the value of our outstanding securities, our existing debt and our ability to obtain new financing on favorable terms, if at all, and increase our borrowing costs, any of which could have a material adverse effect on business, financial condition and our results of operations.

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

Based on interest rates as of March 31, 2020, and assuming no additional borrowings or principal payments on our credit facilities, the UK Retail Bond and the Senior Convertible Notes (as defined below) until their maturities, we would need approximately $117.1 million over the next year, and $62.3 million over the next three years, to meet our principal under our debt agreements. Our ability to satisfy our debt obligations will depend upon, among other things:

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

Our trade accounts receivables were $101.7 million as at March 31, 2020. If the cash flow, working capital, financial condition or results of operations of our customers deteriorate, they may be unable, or they may otherwise be unwilling, to pay trade account receivables owed to us promptly or at all. In addition, from time to time, we have significant concentrations of credit risk in relation to our trade account receivables as a result of individual theatrical releases, television syndication deals or music licenses. Although we use contractual terms to stagger receipts, de-recognition of financial assets and/or the release or airing of content, as of March 31, 2020, 40.1% of our trade account receivables were represented by our top five debtors, compared to 20.4% as of March 31, 2019. Any substantial defaults or delays by our customers could materially and adversely affect our cash flows, and we could be required to terminate our relationships with customers, which could adversely affect our business, prospects, financial condition and results of operations.

We face risks relating to the international distribution of our films and related products.

We derive a significant percentage of our revenues from customers located outside of India. We derived 71.1% of our revenue in Fiscal Year 2020 from the monetization of our films in territories outside of India. We do not track revenues by geographical region other than based on our Company or customer domicile and not necessarily the country where the rights have been monetized or licensed. As a result, revenue by customer location may not be reflective of the potential of any given market. As a result of changes in the location of our customers, our revenues by customer location may vary year to year.

We are currently growing our presence in China through theatrical and distribution of our films. If we are unsuccessful in the production, distribution and monetization of films not only in India but also in the international markets including China, we may suffer losses and it may materially affect our growth prospects. Several countries around the world impose restrictions on the amount and nature of content that may be distributed in that country. For instance, China has imposed an annual limit on the number of foreign films, as selected by relevant authorities in China, that may be distributed annually on a revenue share basis as determined by box office performance. In addition, in September 2018, China’s film and television regulator, the National Administration of TV and Radio, published proposed regulations that would severely limit the streaming and broadcasting of foreign film and television content in China, further reducing foreign access to the Chinese market.

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

Prior to November 12, 2013, our ordinary shares had been admitted on the Alternative Investment Market of the London Stock Exchange (“AIM”) since 2006 and our ‘A’ ordinary shares have been traded on the New York Stock Exchange (“NYSE”) since our initial public offering in 2013. The trading price of our ordinary shares on the NYSE has been highly volatile. Since the listing of our A ordinary shares on the NYSE, the highest closing price of the A ordinary shares, in the period beginning November 12, 2013 and ended June 30, 2020, was $39.01 per share and the lowest price was $1.10 per share. The market price of the A ordinary shares on the NYSE may fluctuate as a result of several factors, including the following:

•	attacks from short sellers;
•	variations in our quarterly operating results;
•	adverse media report about us or our directors and officers;
•	changes in financial estimates or publication of research reports by analysts regarding our A ordinary shares, other comparable companies or our industry generally;
•	volatility in our industry, the industries of our customers and the global securities markets;
•	risks relating to our business and industry, including those discussed above;
•	strategic actions by us or our competitors;
•	adverse judgments or settlements obligating us to pay damages;
•	actual or expected changes in our growth rates or our competitors’ growth rates;
•	investor perception of us, the industry in which we operate, the investment opportunity associated with the A ordinary shares and our future performance;
•	additions or departures of our executive officers;
•	trading volume of our A ordinary shares;
•	sales of our ordinary shares by us or our shareholders; or
•	domestic and international economic, legal and regulatory factors unrelated to our performance.

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

Our B ordinary shares have ten votes per share and our A ordinary shares, which are trading on the NYSE, have one vote per share. As of July 27, 2020, the Founders Group collectively owns 13.4% of our issued share capital in the form of 2,018,189 A ordinary shares, representing 1.3% of the voting power of our outstanding ordinary shares, and 21,700,418 B ordinary shares, representing all of our B ordinary shares and 60.0% of the voting power of our outstanding ordinary shares.

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

We became a U.S. public company in November 2013. As a U.S. public company, we incur significant legal, accounting and other expenses. Being a U.S. public company increased our legal and financial compliance costs and make some activities more time-consuming and costly. In addition it has made it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers.

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

We may be classified as a passive foreign investment company, or PFIC, under United States tax law, which could result in adverse United States federal income tax consequences to U.S. investors

Based upon the past and projected composition of our income and valuation of our assets, we do not believe we will be a PFIC for our taxable year ending December 31, 2020, and we do not expect to become one in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC for any taxable year is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either:

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

Our capital expenditures in fiscal 2020 was $265.3 million. Our principal capital expenditures were incurred for the purposes of purchasing intangible film rights and related content. We expect our capital expenditure needs in fiscal 2021 to be in the range of $150 - $160 million, a significant amount of which we expect to be used for the acquisition of further intangible film rights and related content.

B. Business Overview

We are a leading global company in the Indian film entertainment industry that co-produces, acquires and distributes Indian language films in multiple formats worldwide, and operate the largest Indian-content OTT entertainment service network, Eros Now. Founded in 1977, we are one of the oldest companies in the Indian film industry to focus on international markets. Our A Ordinary Shares are listed on the NYSE; symbol “EROS”. We believe we are pioneers in our business. Our success is built on the relationships we have cultivated over more than 40 years with leading talent, production companies, exhibitors and other key participants in our industry. We have aggregated multi-format rights to over 3,000 films in our library, including recent and classic titles that span different genres, budgets and languages.

Eros Now – the Largest Indian-Content OTT Network

We believe Eros Now has the largest Indian language movie content library worldwide with over 12,000 digital titles, out of which approximately 5,000 films are owned in perpetuity. Eros Now also has a deep library of short-form content, including music videos, trailers, original shorts exclusive interviews and marketing shorts. During fiscal year 2020 Eros Now digitally released a total of 630 films in 12 different Indian languages. Over the same period over 8,000 music audio and video files were released on Eros Now as well as over 500 units of short form and Eros Now Originals & Quickie content. Since inception, we have digitally premiered (first ever digital release) over 250 films on the Eros Now platform, and also introduced the concept of theatrical films launching on OTT prior to its satellite premiere, which is a testament to the strength of our platform and breadth and depth of our offering. As of March 31, 2020, Eros Now achieved over 196.8 million registered users across Apps, WAPs and the Eros Now website, and 29.3 million paying subscribers. Eros Now has seen a significant surge across matrices wherein engagement has risen 70%- 100% across daily viewers, time spent and repeat visits in a pre- lockdown to during lock down phase.

Having established over many partnerships and strategic collaborations globally with telecommunications operators, OEMs and streaming services providers, Eros Now is available globally through multiple distribution channels. These partnerships and strategic collaborations include our recent agreement with Apple to make Eros Now content available on all Apple devices in multiple countries outside of India, making Eros Now the first Indian OTT provider collaborating with Apple on such a scale.

Our Distribution Channels

In fiscal year 2020, we released a total of 30 films, including two medium budget films and twenty-eight low budget films. In the fiscal year 2019, we released a total of 72 films, including seven medium budget films and sixty-five low budget films.

We have a multi-platform business model and derive revenues from the following three distribution channels:

•	Theatrical: The theatrical channel largely includes revenues from multiplex chains, single screen theaters, distributors and content aggregators in case of dubbed and/or subtitled versions. We are a leading player in a growing and under-penetrated cinema market with a consisent and leading box office market share. Based on gross collections reported by comScore, our market share as an average over the preceding eight calendar years to 2018 is 24% of all theatrically released Indian language films in the United Kingdom and the United States.

•	Television Syndication: We de-risk our theatrical revenues while enhancing revenue predictability through pre-sales and television syndication which includes satellite television broadcasting, cable television and terrestrial television which are facilitated by our long-standing Eros brand, reputation and industry relationships. We license Indian film content (usually a combination of new releases and existing films in our library) over a stated period of time in exchange for a license fee, where payment terms may extend up to 2-3 years in some cases. We currently have television syndication content agreements in place with over 30 international broadcasters in the U.S., Asia, Europe and the Middle East, and includes long-term television syndication agreements with broadcast companies such as Viacom 18 Media in India, SABC in South Africa, E Vision in the UAE and Tanzania TV, among others.

•	Digital and ancillary: In addition to our theatrical and television distribution networks, we have a global network for the digital distribution of our content, which consists of full-length films, music, music videos, clips and other video content. Through our digital distribution channel, we mainly monetize music assets and distribute films and other content primarily in IPTV, VOD (including SVOD and DTH) and online internet channels. This enables us to prolong the lifecycle of our films and film library. A significant portion of the Indian and international population are moving towards adoption of digital technology. A recent Cisco Annual Internet Report predicts that there will be over 907 million internet users and 966 million mobile users in India by 2023. Given these growth opportunities, we are increasing our focus on providing on-demand services via Eros Now, which leverages its extensive digital film and music libraries to stream a wide range of content.

For fiscal year 2020, our aggregate revenues were $155.5 million.

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

Largest Indian-content OTT Service Provider Globally

We are the largest Indian-content SVOD OTT service provider globally. Our OTT platform Eros Now has digital rights to over 12,000 films and we are collaborating with leading talents and strategic partners to create new content and expand Eros Now’s digital library. To maximize the reach of Eros Now, we currently have collaborations and partnerships in India and globally with market-leading telecommunications operators, OEMs and digital distribution entities to make available our digital service Eros Now across global audiences. Our partners include, among others, major telecommunications providers such as Airtel, Reliance Jio, Etisalat, Ooredoo, Vodafone and many more as well as streaming service providers such as Amazon Channels, Apple+ Channels, Youtube, Virgin Media, Roku, Sony TV and a plethora of connected devices. We are the first and only Indian-content OTT service provider to collaborate with Apple on a large scale. Furthermore, we have a unique and strategic relationship with Microsoft to further develop and create video technology. We believe that the scale of our digital library and the number of partnerships and collaborations with market leaders make us well positioned to take advantage of the increasing demand for digital entertainment content in India and other parts of the world.

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

China is increasingly becoming an important market, and we expect to release selected successful films from our slate for wider release into China. We entered the China market in 2018 by releasing Bajrangi Bhaijaan across more than 8,000 screens, which grossed approximately $45 million at the box office in China since release. We also released Andhadhun in China in April 2019 which collected over $43 million in the Chinese box office in less than four weeks. Our partnership with iQiyi, one of China’s leading online video sites, also gives us direct access to Chinese viewers who have an interest in Indian film content. Furthermore, we are planning the release of our Indo-Chinese co-productions in fiscal 2021 in India, China and the rest of the world.

During Fiscal Year 2020 Eros Now established a digital distribution partnership in China with Wasu Media, a large state-owned culture media group. The Wasu Group is one of the largest comprehensive digital content service providers across interactive TV, 3G / 4G mobile TV and Internet TV in China. Wasu’s services cover approximately 100 cities in 29 provinces in China with cable network as well as covering the three major telecom operators and several million Internet users.

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

Theatrical Distribution Outside India: Outside India, we distribute our films theatrically through our offices in Dubai, Singapore, the United States, the United Kingdom, Australia and through sub-distributors in other markets. In our international markets, instead of focusing on wide releases, we select a smaller number of theaters that play films targeted at the expatriate South Asian population or the growing international audiences for Indian films. We generally theatrically release subtitled versions of our films internationally on the release date in India, and dubbed versions of films in countries outside India 12-24 weeks after their initial theatrical release in India, sometimes after a long gap.

International Broadcasting Distribution: Outside of India, we license Indian film content to content aggregator to reach cable and pay TV subscriber and for broadcasting on major channels and platforms around the world. We also license dubbed content to Europe, Arabic and Spanish speaking countries and in Southeast Asia and other parts of the world. Often such licenses include not just new releases, but films grouped around the same star, director or genre. International pre-sales of television, music and other distribution rights are an important component of our overall pre-sale strategy. We believe that our international distribution capabilities and large library of content enable us to generate a larger portion of our revenue through international distribution.

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

Our Strategy

Our strategy is driven by the scale and variety of our content and the global exploitation of that content through diversified channels. Specifically, we intend to pursue the following strategies:

Scaling up productions and co-productions to augment our film library and focus on creating original digital content.

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

We continue to focus on ramping up our own productions and co-productions through key partnerships. These include our partnership with the acclaimed producer-director, Aanand L Rai (Colour Yellow Production) and our joint venture partnership with screen writer and director V. Vijayendra Prasad. We have also entered into a distribution partnership agreement with Apple to make available Eros Now’s content across Apple devices in multiple countries including India. These strategic partnerships not only help us augment our in-house content production model but also expand our geographical footprint for content monetization.

Our focus is to become a global digital content company. Eros Now has rights to 12,000 films across ten different Indian languages and is rapidly expanding its content base. Eros Now enhances its consumer appeal through exploring dynamic genres to create unseen, relatable and contemporary Originals that appeal to a wide variety of audience. The launch of our Original digital series, comprising a broad mix of genres from comedy to horror and crime thriller, has enjoyed great success to date, with its original series Side Hero, Smoke, Metro Park, Modi and others winning over ten awards across different platforms. In April 2018, Eros Now successfully premiered its first worldwide direct-to-digital original film Meri Nimmo, in association with acclaimed director Aanand L Rai, to positive critical reception. Over the next 12 months, Eros Now is planning to launch an exclusive stable of feature films, made-for-digital originals films and original episodic programs, some including: Flesh by Siddharth Anand; Halahal by Zeishan Qadri; Bhumi by Pavan Kripalani; and a most awaited Season 2 of our well-known series Metro Park.

Eros Now Quickie, an IP that we launched to cater to high quality short form programming with stories that can be told within 80-100 mins and broken down into episodes of 8-10 mins has had fabulous pick up with Tier 2 audiences with IP’s like ‘The Investigation’ and Date gone wrong resonating very well with the youth. We plan to further scale this initiative across regional languages and build this culture with our viewers and subscribers.

Eros Now Prime - is our soon to be launched premium English Service is scheduled to go live in Q2 FY 21. We are excited about our plans to further penetrate the English speaking, higher ARPU market in India, and further leverage and seed this premium programming to regional audiences across the country. We also announced a strategic partnership with NBC Universal earlier this year and are looking to add other studios to our platform.

The digital music industry in India has been growing exponentially over the past few years, with over 25+ million digital audio streaming users. Film music is often marketed and monetized separately from the underlying film, both before and after a film is released. To further capture this market opportunity, we plan to expand our deep music library, which is an essential component to Eros Now’s offering, and to that end have recently established a partnership with YouTube Music in India to further capitalise on the digital music opportunity.

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

Eros Now is increasingly focused on offering quality content including Indian films, music and original shows, opening new markets, delivering consumer friendly product features such as offline viewing and subtitles and adopting a platform agnostic distribution strategy across all operating systems and platforms across mobile, tablets, cable or internet, including through deals with OEMs. As of March 31, 2020, Eros Now caters to 29.3 million paying subscribers and has garnered 196.8 million registered users across global digital distribution platforms. While a majority of users are from South Asia, followed by North America and the United Kingdom we get paid subscribers from 150 countries. Out of the 12,000 films that Eros Now has rights to, 5,000 films are owned in perpetuity, across Hindi and regional languages. Eros Now service is integrated with some of India’s major telecommunications providers such as Reliance Jio, Airtel, Vodafone, Idea and BSNL, as well as streaming service providers such as Amazon, Apple, Virgin Media and Roku, and has partnerships with connected devices such as televisions and mobile handsets with companies such as Samsung to distribute in multiple territories. We continue to believe that Eros Now will be a significant player within the OTT online Indian entertainment industry, especially given the rapidly growing internet and mobile penetration within India. We will also continue to expand Eros Now’s reach beyond audiences in India through strategic collaborations such as our partnership with Apple to distribute Eros Now content on all Apple devices in multiple countries outside of India.

Capitalize on positive industry trends driven by roll-out of high speed 4G services in the Indian market.

Driven by the economic expansion within India and the corresponding increase in consumer discretionary spending, FICCI-EY Report 2020 projects that the dynamic Indian media and entertainment industry will grow at a 10.0% CAGR, from INR 1.674 trillion in 2018 to INR 2.416 trillion by 2022, and that the Indian digital media industry will grow at a 23% CAGR over the same period. India is one of the largest and most prolific film markets in the world as measured by output and remains underpenetrated compared to other established cinema markets such as the US and UK. Ticket prices in India remain at lower levels than other cinema markets globally and have room to increase. In fiscal year 2019 the average ticket price amongst the two leading multiplex cinema chains in India, Inox Leisure Limited and PVR Limited, was $2.70, based on information publicly disclosed by them. This compares to average ticket prices in the US of $9.16 during fiscal year 2019.

The Indian television market is the second largest in the world after China, reaching an estimated 175 million television viewers in 2019. The FICCI-EY Report 2020 projects that the Indian television industry will grow from $9.9 billion in 2018 to $11.8 billion in 2022. The growing size of the television industry has led television satellite networks to provide an increasing number of channels, resulting in competition for quality feature films for home viewing in order to attract increased advertising and subscription revenues.

Broadband and mobile platforms present growing digital avenues for content distribution in India. According to a recent Cisco report, India is forecasted to have approximately 907 million internet users by 2023, a large increase from 398 million internet users in 2018. According to a recent EY FICCI report, by 2025 there are expected to be one billion “screens” in India, of which 250 million screens would be television-sized while 750 million would be smart phones. This is expected to result in a continued growth in demand for content – both long form, episodic and short form – as well as provide significant opportunities for content creators currently there are approximately 550 million television and smart phone consumers in India, We aim to take advantage of the opportunities presented by these trends within India to monetize our library and distribute new films through existing and emerging platforms, including by exploring new content options for expanding our digital strategy such as filming exclusive short form content for consumption through emerging channels such as mobile and internet streaming devices.

“Disclaimer: The exceptional circumstances brought about by coronavirus have led to the suspension of FICCI Frames. This report and the forewords were written before this development took place. We are not yet in a position to accurately quantify the deep impact which the coronavirus will have on the media ecosystem and we will come back to the investor community when we are in a better position to articulate the impact with updated future forecasts.”

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

We intend to promote and distribute our films in additional countries, and further expand in countries where we already distribute, when we believe that demand for Indian filmed entertainment exists or the potential for such demand exists. To that end, we have entered into arrangements with local distributors in Taiwan, the Middle East, Japan, South Korea, and China to distribute dubbed or subtitled Eros films through theatrical release, television broadcast or DVD release. The MENA (“Middle East North Africa”) market represents a compelling market opportunity given the consumer trends, attractive demographics and Eros’ historic presence in the market and numerous distribution partnerships including with Etisalat and Ooredoo. Additionally, we believe that the general population growth in India experienced over recent years may eventually lead to increasing migration of Indians to other regions, resulting in increased demand for our films internationally.

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

Slate Profile

The success of our film distribution business lies in our ability to acquire content. Each year, we focus on co-production, acquisition and distribution of a diverse portfolio of Indian language and themed films that we believe will have a wide audience appeal. Of the 30 films we released in fiscal 2020, eight were Hindi films, one was a Tamil film and twenty-one were regional films. Of the 72 films we released in fiscal year 2019, fifteen were Hindi films, seven was Tamil/Telugu films and fifty were regional films. Our typical annual slate of new releases consists of both Hindi language films as well as films produced specifically for audiences whose main language is not Hindi, primarily Tamil, and to a lesser extent other regional Indian language. Our most expensive films are generally the high and medium budget films (mainly Hindi and a few Tamil and Telugu films) that we release globally each year. The remainder of the films (mainly Hindi but also Tamil and/or Telugu) included in each annual release slate is built around films with various budgets to create a slate that will attract varying segments of the audience. The remainder of the slate consists of Hindi, Tamil, Telugu and other language films of a lower budget.

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

Our Film Library

We currently own or license rights to over 3,000 films, including recent and classic titles that span different genres, budgets and languages. Eros Now has rights to over 12,000 films, out of which around 5,000 films are owned in perpetuity, across Hindi and regional languages from Eros’s internal library as well as third party aggregated content, which we believe makes it one of the largest Indian movie offering platforms around the world. Our film library has been built up over more than 40 years and includes hits from across that time period, including, among others, Pati patni aur who, Andhadhun, Boyz 2, Newton, Munna Michael, Subh Mangal Saavadhan, Ki & Ka, Housefull 3, Dishoom, Baar Baar Dekho, Bajrangi Bhaijaan, Bajirao Mastani, Tanu Weds Manu Returns, NH10, Badlapur, Devdas, Hum Dil De Chuke Sanam, Lage Raho Munna Bhai, Vicky Donor, English Vinglish, and Goliyon Ki Raasleela: Ram-Leela. We have acquired most of our film content through fixed term contracts with third parties, which may be subject to expiration or early termination. We own the rights to the rest of our film content as co-producers or sole producer of those films. Through such acquisition and co-production arrangements, we seek to acquire rights to 40 to 50 additional films each year. While we typically hold rights to exploit our content through various distribution channels, including theatrical, television and new media formats, we may not acquire rights to all distribution channels for our films. In particular, we do not own or license the music rights to a majority of the films in our library. We expect to maintain more than half of the rights we presently own through at least December 31, 2025.

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

Certain information regarding our initial distribution rights to films initially released in the three fiscal years 2020, 2019 and 2018 is set forth below:

	Year ended March 31,
	2020	2019	2018
Global (India and International)
Hindi films	2	7	10
Regional films (excluding Tamil films)	21	49	3
Tamil films	—	3	1
International Only
Hindi films	6	7	1
Regional films (excluding Tamil films)	—	—	—
Tamil films	—	—	-
India Only
Hindi films	—	1	3
Regional films (excluding Tamil films)	1	5	6
Tamil films	—	-	0
Total	30	72	24

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

India is divided into 14 geographical regions commonly known as “Film Circuits” or “Film Territories” in the Indian film business. We distribute our content in all of the circuits either through our internal distribution offices (Mumbai, Delhi, East Punjab, Mysore and Bihar) or through sub-distributors in remaining circuits. The Film Circuits where we have direct offices comprise of a market share of up to 75% of the India theatrical revenue. Our primarily internal distribution network allows us greater control, transparency and flexibility over the core regions in which we distribute our films, and allows us to retain a greater portion of revenues per picture as a result of direct exploitation instead of using sub-distributors, which requires the payment of additional fees, sub-distributor margins or revenue shares.

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

International Distribution. Outside India, we distribute our films theatrically through our offices in Dubai, Singapore, the United States, the United Kingdom, Australia and through sub-distributors in other markets. In our international markets, instead of focusing on wide releases, we select a smaller number of theatres that play films targeted at the expatriate South Asian population or the growing international audiences for Indian films. We generally theatrically release subtitled versions of our films internationally on the release date in India, and dubbed versions of films in countries outside India 12-24 weeks after their initial theatrical release in India sometimes after a long gap.

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

Our marketing efforts are primarily managed by employees located in offices across India or in one of our international offices in Dubai, Singapore, the United States, the United Kingdom, and Australia. Occasionally, sub-distributors manage marketing efforts in regions that do not have a dedicated Eros team, using the creative aspects developed by us for our marketing campaigns. Managing marketing locally permits us to more easily identify appropriate local advertising channels and results in more effective and efficient marketing.

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

International Distribution. Outside of India, we license Indian film content to content aggregators to reach cable and pay subscribers and for broadcasting on major channels and platforms around the world. We also license dubbed content to Europe, Arabic-speaking countries and in Southeast Asia and other parts of the world. Often such licenses include not just new releases, but films grouped around the same star, director or genre. International pre-sales of television, music and other distribution rights are an important component of our overall pre-sale strategy. We believe that our international distribution capabilities and large library of content enable us to generate a larger portion of our revenue through international distribution.

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

In North America, we have an agreement with International Networks, a subsidiary of Comcast, to provide an SVOD service fully branded as “Eros Now.” The service is carried on most of the major cable network providers including Comcast, Cox Communications, Cablevision and Time Warner Cable. We provide all programming for this film and music channel and share revenues with the cable providers. We also provide content to Amazon Digital and participate in a revenue share deal. In Canada, we have signed a Program License Agreement for various movies with Rogers Broadcasting Limited. In Europe, we have partnered with My Digital Company (France), ESC Distribution (France) and MT Trading Ug (Germany). To maximize the reach of digital content, we currently have collaborations and partnerships in India and globally with market-leading telecommunications operators, OEMs and digital distribution entities to make available our digital service Eros Now across global audiences. Our partners include, among others, major telecommunications providers such as Airtel, Reliance Jio, Etisalat, Ooredoo, Vodafone and many more as well as streaming service providers such as Amazon Channels, Apple+ Channels, Youtube, Virgin Media, Roku, Sony TV and a plethora of connected devices.

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

Eros Now Market Opportunity: Eros Now is uniquely positioned to benefit from the fast-growing internet and mobile penetration in India. A recent Cisco Annual Internet Report predicts that there will be over 907 million internet users and 966 million mobile users in India by 2023. The adoption of 4G is gradually increasing and now 3G and 4G constitute over 75% of the overall wireless internet user base. Initiatives such as broadband rollout and public Wi-Fi as part of the government’s Digital India campaign and the promotion of 4G data packs by leading telecoms help boost the quality of digital infrastructure in India. We plan to take advantage of this growth and continue to grow Eros Now’s paying user base in India and internationally.

Eros Now

With a significant portion of the Indian and international population moving towards the adoption of digital technology, we are increasing our focus on providing on-demand services via Eros Now, which leverages its extensive digital film and music libraries to stream a wide range of content. Users can access Eros Now through APPs, WAP and the internet in India and around the world. As at March 31, 2020, Eros Now had over 196.8 million registered users and 29.3 million paying users worldwide, compared to 155 million registered users and 18.8 million paying subscribers as of March 31, 2019, representing increases of 27% and 56% respectively. We define paying subscribers to mean any subscriber who has made a valid payment to subscribe to a service that includes Eros Now services as part of a bundle or on a standalone basis, either directly or indirectly through an OEM or mobile telecom provider in any given month, be it through a daily, weekly or monthly billing pack. Eros Now users have demonstrated some of the highest levels of engagement in the India OTT space. According to a published report by Counterpoint, Eros Now users are the most engaged wherein 68% access the platform daily and 59% of Tier 2 and Tier 3 users are in the age group of 24-39 in Tier 2 and Tier 3 cities of India which is the highest amongst all Indian OTT services.

We believe Eros Now has the largest Indian language movie content library worldwide with over 12,000 digital titles, out of which approximately 5,000 films are owned in perpetuity. Eros Now also has a deep library of short-form content, including music videos, trailers, original shorts exclusive interviews and marketing shorts. During fiscal year 2020 Eros Now digitally released a total of 630 films in 12 different Indian languages. Over the same period over 8,000 music audio and video files were released on Eros Now as well as over 500 units of short form and Eros Now Originals & Quickie content. Since inception, we have digitally premiered (first ever digital release) over 250 films on the Eros Now platform, and also introduced the concept of theatrical films launching on OTT prior to its satellite premiere, which is a testament to the strength of our platform and breadth and depth of our offering. As of March 31, 2020, Eros Now achieved over 196.8 million registered users across Apps, WAPs and the Eros Now website, and 29.3 million paying subscribers.

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

Eros Now is also available in the Apple App Store and Google Play Store for download and can be streamed on any device including Amazon Fire TV stick, All IoS enabled devices and Roku, making the entertainment experience platform agnostic. Eros Now has over 60 distribution partners around the world including Apple TV+, Amazon Channels, Virgin Media, Roku, Etisalat and xfinity.

Eros Now uses advanced technologies in the creation of content, giving each Eros Now original series or episode the same treatment a film receives in terms of detailing required from cinematography to production. In addition, Eros Now uses advanced technologies to allow its users easy manoeuvrability on its platform, including categorization, search ability and stacking of content under different domains.

In September 2019, we announced a ground-breaking commercial partnership with Microsoft with the goal of transforming the content streaming experience for consumers globally. This collaboration will help Eros Now develop a new intuitive online video platform to ensure seamless delivery of content across countries and languages. It will also create a host of new interactive voice offerings for customers including video search experiences, voice search for video content across multiple Indian languages, and create personalized content. This collaboration will help our Eros Now platform enhance and strengthen its reach across globe and increase engagement with consumers.

Eros Now has been increasingly focused on delivering product features to further monetize its growing registered user base. For example, we have launched Eros Now Quickie, a platform where viewers can access quality short stories to further supplement our existing vast digital content library.

The Eros Now platform also partners with leading companies in various industries other than entertainment in an effort to create vertical synergy and attract more users for its content. These companies cover industries including banking and lifestyle. For example, Eros Now has partnerships with three major electronic payment platforms, Paytm, CashKaro and Freecharge, so Eros Now can have access and advertise its services to the users of these payment platforms and its existing viewers can more easily purchase Eros Now content. In addition, Eros Now has partnerships with other brands like Cathay Pacific, Emirates, ICICI Bank, Grofers and a host of other brands.

At Eros Now we have focused on the core of the video technology business actively and will continue to invest in development over the coming years. At. The helm of this initiative is our relationship with Microsoft to develop the next generation video technology backend to deliver language based content to audiences over the world, Our investments in remote villages in India wherein we enable Village Level Entrepreneurs to distribute Eros Now on Internet cards across the country, our relationship with Dolby and being the first partner to introduce Dolby Atmos and Vision on our applications for OTT customers, our strategic relationship with Epic Games and the work being done on Unreal Engine to revolutionize pre-visualization technology based content production.

The Indian audience’s propensity to consume content in local language has been increasing, and in recent times regional films are breaking language barriers as they cross over with dubbed versions to other markets especially the Hindi market. The regional industry also has strong releases in the next year and the market is only expected to expand further. Eros Now is well placed to capitalize on this growth given its strong regional content library and slate of compelling new regional content planned for release over the coming quarters.

Eros Now Originals

Eros Now’s various digital series, comprising a broad mix of genres from comedy to horror and crime thriller, have been well received by its viewers. Eros has a uniquely compelling slate of films and original series scheduled for release over the coming quarters, and we expect this to help drive continued growth in our Eros Now business as well as box-office revenue.

With compelling global concepts and productions in partnership with the best talent available, we believe that Eros Now’s slate of original films and series will appeal to a wide range of audience. Over the next 12 months, Eros Now is planning to launch an exclusive stable of feature films, made-for-digital originals films and original episodic programs, some including: Flesh by Siddharth Anand; Halahal by Zeishan Qadri; Bhumi by Pavan Kripalani; and a most awaited Season 2 of our well-known series Metro Park. Over the past few months, despite the COVID-19 pandemic, we have released several pieces of original content on the Eros Now platform, A Viral Wedding, Metro Park (Quarantine Edition), Date Gone Wrong (Quarantine Edition).

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

During fiscal year 2020 we announced a transformational alliance between Eros Now and YouTube Music Premium. This was the first time ever, in any geography, that Google/YouTube had partnered with a SVOD OTT player for a joint bundling and marketing opportunity. In addition, Eros Now developed the customer journey to provision access to both products and leveraged our new payment funnel. The campaign was supported by a robust digital marketing push from both sides.

Impact of Covid-19

The COVID-19 pandemic has had, and is likely to continue to have, a severe and unprecedented impact throughout the world. The COVID-19 outbreak and resulting measures taken by the Government of various countries to contain the virus have already significantly affected our business in the first quarter of fiscal year 2021. Measures to prevent its spread, including government-imposed restrictions on social gatherings, have had a significant effect on theatrical exhibition in India and around the world. The content production sector has also been disrupted, resulting in delays in many ongoing productions. These factors are expected to impact future release of content across distribution windows including theatrical, television and digital. The pandemic has had a negative overall impact on our business operations. The continued closure of cinemas in India and around the world for an indefinite period of time has created an unprecedented uncertainty and as a result it is difficult for us to accurately predict operating results and cash flows in near-term.

During the period from March 31st, 2020 to June 30th, 2020, we had several theatrical film releases scheduled in India and overseas, namely ‘Haathi Mere Saathi’ in three languages (Hindi, Tamil and Telugu), ‘Shokuner Lobh’ (Bengali), amongst others. However, under the present circumstances of the COVID-19 pandemic, we have taken the decision to defer the release of these films indefinitely until the situation changes, so that the revenue opportunities from these films can be maximized and improve our cashflows to better serve our commitments to our stakeholders.

The onslaught of the COVID - 19 pandemic has changed the social lives of people across regions and economic sections. While traditional and outdoor mediums of distribution of content, such as cinema theatres, continue to be unavailable; the home consumption mediums, such as television channels and OTT platforms (digital platforms) have gained in popularity and viewership. Going forward, along with our industry peers, we have started to consider changes to various operational and legal aspects of the business, such as project timelines, production costs, schedules, legal commitments etc, in order to adjust to the 'new normal' being presented to the world.

Our OTT platform Eros Now, for which the majority of the content library comprises our own existing content and acquired content, has also started considering innovative ways of updating its existing content libraries. Given the rise in demand for content and increasing online viewership, and the disruption in production of new content, existing content is likely to become more valuable in the future which will benefit us.

We believe, but cannot guarantee, that the cinematic exhibition industry will ultimately rebound and benefit from pent-up social demand for out-of-home entertainment, as government restrictions are lifted and home sheltering subsides. However, the ultimate significance of the pandemic, including the extent of the adverse impact on our financial and operational results, will be dictated by the currently unknowable duration and the effect on the overall economy and of responsive governmental regulations, including shelter-in-place orders of the pandemic and mandated suspension of operations.

Given the above, while the media and entertainment sector is currently grappling with various challenging issues as people strive to return to normalcy, eventually our sector may be amongst the first to recover and continue to provide premium entertainment to consumers around the world.

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

Recently, there has been a rapid transition of consumer preference from physical to digital modes of consumption of film and related content via on-line, mobile and digital platforms. This has enabled our OTT platform Eros Now to grow rapidly, which subjects us to competition from other such OTT platforms along with sites offering unauthorized pirated content. In order to tackle this issue of on-line piracy, we have adopted Digital Rights Management technology in order to ensure that our content is protected from unauthorized and illegal access and copying.

Copyright protection in India

The Copyright Act, 1957 (as amended from time to time) (“Copyright Act”), prescribes provisions inter alia relating to registration of copyrights, transfer of ownership and licensing of copyrights and infringement of copyrights and remedies available in that respect. The Copyright Act affords copyright protection to cinematographic films and sound recordings and original literary, dramatic, musical and artistic work. For cinematographic films, copyright is granted for a certain period of time, usually for a period of 60 years from the beginning of the calendar year following the year in which such film is published, subsequent to which the work falls in the public domain and any act of reproduction of such work by any person other than the author would not amount to infringement.

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

It is pertinent to note that piracy continues to be one of the major issues affecting the Indian Film Industry with an annual loss of substantial revenues, to the tune of around INR 180 billion every year. In an effort to protect their Intellectual Property rights, filmmakers in India have started getting orders typically known as “John Doe” orders from court which is a pre-infringement injunction remedy provided to protect the intellectual property rights of the creator of artistic works, including movies and songs. We obtain similar protective orders from court for our films and also engage the services of a specialized anti-piracy agency to vigilantly monitor and take down on-line pirated content from our cinematograph films.

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

Competition

The Indian film Industry’s has experienced robust growth over the last few years and the same is changing the competitive landscape. By opening up and relaxing the entry barriers for foreign investments in certain key areas of this industry, including the relaxation norms for the broadcasting sector (DTH, cable networks, internet & OTT Platforms etc.), the Government of India has provided the sector much needed impetus for growth. Several segments of the industry (such as broadcasting, films, sports and gaming) have especially undergone unprecedented advancements on multiple dimensions. The use of the latest technology in all phases of production, digitization and globalization of content, the availability of multiple revenue streams, financial transparency and corporatization have contributed towards the paradigm shift that the Media & Entertainment industry in India has witnessed over the last decade or so.

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

Beginning on June 21, 2019, the Company was named a defendant in two substantially similar putative class action lawsuits filed in federal court in New Jersey by purported shareholders of the Company. The lawsuits allege that the Company and certain individual defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 by making false and/or misleading statements regarding the Company’s accounting for trade receivables. On September 27, 2019, the putative class action filed in California was transferred to the United States District Court for the District of New Jersey.  On April 14, 2020, the three putative class actions were consolidated, and a lead plaintiff was appointed. On July 1, 2020, the court-appointed lead plaintiff filed a consolidated complaint.  The consolidated complaint expands the scope of the allegations.  The Company expects to file a motion to dismiss, which is due August 28, 2020.

Eros India and its subsidiaries are involved in ordinary course government tax audits and assessments, which typically include assessment orders for previous tax years including on account of disallowance of certain claimed deductions.

Eros India and its subsidiaries received show causes notices and assessment order from Service Tax Authorities in India levying amounts to be paid on account of several grounds of non-compliance with the Service Tax Laws. An amount aggregating to $56 million (net of monies paid under protest $1.8 including interest and penalty) for the periods under dispute on account of service tax arising on temporary transfer of copyright services and certain other related matters have been considered contingent. Eros has filed an appeal against the said order before the authorities. Considering the facts and nature of levies and the ad-interim protection for service tax levy for a certain period granted by the Honorable High Court of Mumbai, the Group expects that the final outcome of this matter will be favorable. There is no further update on these matters as preliminary hearing is yet to begin. Accordingly, based on the assessment made after taking appropriate legal advice, no additional liability has been recorded in Group’s consolidated financial statements.

Eros India and its subsidiaries received several assessment orders and demand notices from value added tax and sales tax authorities in India. Several revised orders have been received during the year. Eros has considered an amount equal to $3 million (net of monies paid under protest $0.1 million and including interest and penalty) for the periods under dispute as contingent. Eros has appealed against each of the orders outstanding, and such appeals are pending before relevant tax authorities. Though, uncertainties are inherent in the final outcome of these matters, the Group believes, based on assessment made after taking legal advice, that the final outcome of the matters will be favorable. Accordingly, no additional liability has been recorded in Group’s consolidated financial statements.

Eros India and its subsidiaries received several assessment orders and demand notices from Income Tax Authorities in India. The orders are on account of disallowance of certain expenditures claimed by the Company. Eros has considered an amount equal to $0.1 million for the period under dispute as contingent. Eros has contested the said cases and believes that there will not be any significant liability on the group as the misstatements were bonafide and without any wrongful intentions and do not invite penalty. However, uncertainties are inherent in the final outcome of these matters and hence, after taking appropriate legal advice, group has considered the amount as contingent liability.

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

Foreign direct investment (FDI) in indian media and entertainment industry

Through the liberalization of the foreign exchange regulations, the Government of India has allowed 100 percent FDI in the film sector. For the purposes of FDI, film sector broadly covers film production, exhibition, and distribution, including related services and products. FDI in the sector is permitted without any prior approval from Government of India.

However, according to the recent amendments made by the Government of India in the FDI Policy, any entity situated in or a citizen of any country sharing a land border with India, including but not limited to China, Bangladesh, Pakistan, Bhutan, Nepal, Myanmar and Afghanistan, shall be required to get a prior approval from the Government of India for making any investment(s) in any entity in India (“Government Route”). This has been done to prevent any opportunistic takeover of any domestic firms amid the ongoing COVID-19 pandemic.

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

Insolvency and Bankruptcy Code, 2016. An act to consolidate and amend the laws relating to reorganization and insolvency resolution of corporate persons, partnership firms and individuals in a time bound manner for maximization of value of assets of such persons, to promote entrepreneurship, availability of credit and balance the interests of all the stakeholders including alteration in the order of priority of payment of Government dues and to establish an Insolvency and Bankruptcy Board of India.

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

Labour Laws. Depending on the nature of work and number of workers employed at any workplace, various labour related legislations may apply. Certain significant provisions of such labour related laws are provided herewith. The Employees’ Provident Fund and Miscellaneous Provisions Act, 1952, or the EPF Act, applies to factories employing 20 or more employees and such other establishments as notified by the Government from time to time. It requires all such establishments to be registered with the relevant Provident Fund Commissioner. Also, such employers are required to contribute to the employees’ provident fund the prescribed percentage of the basic wages and certain cash benefits payable to employees. Employees are also required to make equal contributions to the fund. A monthly return is required to be submitted to the relevant Provident Fund Commissioner in addition to the maintenance of registers by employers.

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

Indian Companies Act. A majority of the provisions of the Companies Act, 2013 read with Companies (Amendment) Act 2017, bringing into effect significant changes to the Indian company law framework, such as in the provisions related to issue of capital, disclosures, corporate governance norms, audit matters, and related party transactions. The Companies Act, 2013 has also introduced additional requirements which do not have equivalents under the Companies Act, 1956, including the introduction of a provision allowing the initiation of class action suits in India against companies by shareholders or depositors, a restriction on investment by an Indian company through more than two layers of subsidiary investment companies (subject to certain permitted exceptions), and prohibitions on advances to directors. Indian companies with net worth, turnover or net profits of INR 5,000 million or higher during any financial year are also required to spend 2% of their average net profits during the three immediately preceding financial years on activities pertaining to corporate social responsibility. Further, the Companies Act, 2013 imposes greater monetary and other liability on Indian companies, their directors and officers in default, for any non-compliance.

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

As of July 27, 2020, the Founders Group holds approximately 13.4% of our issued share capital, which comprise all of our B ordinary shares and certain A ordinary shares. Beech Investments Limited, a company incorporated in the Isle of Man, is owned by discretionary trusts that include Eros director Kishore Lulla as a potential beneficiary.

The following diagram summarizes the corporate structure of our consolidated group of companies as of July 27, 2020:

Eros Organizational Chart (as of July 27, 2020)

Founders Group
13.4%
Eros International Plc
(Isle of Man)
86.6%
Public
100%
100%
100%
Other International
Subsidiaries
Eros Worldwide
FZ-LLC (UAE)
Eros Digital
Limited
(Isle of Man)
100%
Eros Digital
FZ LLC (UAE)
99.98%
39.62%
Eros Digital
Private Limited
(India)(b)
22.69%
Eros International
Media Limited
(India)
37.69%
Public
Other Big Screen
Shareholders
36%
Big Screen
Entertainment
Private Limited
(India)
64%
100%
Eros International
Films Pvt Ltd
Digicine Pte.
Limited
(Singapore)
100%
100%
Eyeqube studios Private
Ltd
Copsale Limited
(BVI)
100%
100%
EM publishing
Private Ltd
Other CYPPL
Shareholders
50%
Colour Yellow
Productions Pvt Ltd
50%
Universal Power Systems
Private Limited
100%
100%
Eros Animation Private
Ltd
99.8%
Eros International
Distribution LLP

(a)	Eros India holds 100% of each of its Indian subsidiaries other than Big Screen Entertainment Private Limited (India) and Colour Yellow Productions Private Limited (India), and Eros International Distribution LLP.

D. Property and Equipment

Our properties consist primarily of studios, office facilities, warehouses and distribution offices, most of which are located in Mumbai, India. We own our corporate and registered offices in Mumbai and rent our remaining properties in India. Four of these leased properties are owned by members of the Lulla family. The leases with the Lulla family were entered into at what we believe were market rates. See “Part I. — Item 7. Major Shareholders and Related Party Transactions” and “Part I — Item 3. Key Information — D. Risk Factors. We have entered into certain related party transactions and may continue to rely on our founders for certain key development and support activities.” We also own or lease five properties in the United Kingdom, the United States and Dubai in connection with our international operations outside of India. Property and equipment with a net carrying amount of approximately $8.2 million (2019: $6.7 million) have been pledged to secure borrowings, and we currently do not have any significant plans to construct new properties or expand or improve our existing properties.

The following table provides detail regarding our properties in India and globally.

Location	Size	Primary Use	Leased / Owned
Mumbai, India	13,992 sq. ft.	Corporate Office	Owned
Mumbai, India	2,750 sq. ft.	Studio Premises	Leased(1)
Mumbai, India	8,094 sq. ft.	Executive Accommodation	Leased(1)
Mumbai, India	17,120 sq. ft.	Office	Leased(1)
Mumbai, India	1,000 sq. ft.	Film Negatives Warehouse	Leased
Mumbai, India	100 sq. ft.	Film Prints Warehouse	Leased
Mumbai, India	2,750 sq. ft.	Corporate	Owned
Mumbai, India	900 sq. ft.	Film Prints Warehouse	Leased
Mumbai, India	1200 sq. ft.	Film Prints Warehouse	Leased
Delhi, India	600 sq. ft.	Film Distribution Office	Leased
Punjab, India	438 sq. ft.	Film Distribution Office	Leased
Bihar, India	633 sq. ft	Film Distribution Office	Leased
Chennai, India	841 sq. ft.	Branch Office	Leased
Mumbai, India	4,610 sq. ft.	Executive Accommodation	Leased(1)
Delhi, India	994 sq. ft.	Branch Office	Leased
Dubai, United Arab Emirates	2,473 sq. ft.	Corporate Office	Leased
Dubai, United Arab Emirates	2,473 sq. ft	Corporate Office	Leased
London, England	7,549 sq. ft.	DVD Warehouse	Owned
Secaucus, New Jersey, U.S.	900 sq. ft.	Corporate Office	Leased
San Francisco, California, U.S.	2,315 sq. ft.	Digital Team	Leased

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

OUTLOOK

Our primary revenue streams are derived from three channels: theatrical, television syndication and digital and ancillary. For the fiscal year 2020, the aggregate revenues from theatrical, television syndication and digital and ancillary were $10.6 million, $7.1 million and $137.8 million, respectively. For the fiscal year 2019, the aggregate revenues from theatrical, television syndication and digital and ancillary were $69.5 million, $77.5 million and $123.1 million, respectively.

The contribution from these three distribution channels can fluctuate year over year and period over period based on, among other things, our mix of films and budget levels, the size of our television syndication deals, the growth of the user base of our Eros Now OTT platform and other factors:

•	Theatrical: Theatrical revenue largely includes revenues from multiplex cinema chains, single screen theaters and distributors situated in India. We anticipate that, as additional multiplex theaters are built in India, there will be increased opportunities to exploit our film content theatrically. Growth in multiplex cinema screens in India combined with an increase in average ticket prices will be the key drivers for future revenue growth. In addition, in India, we cannot predict the share of theatrical revenue we will receive, as we currently negotiate film-by-film and exhibitor-by-exhibitor. With a focus on creating intellectual property in-house along with delivering wholesome entertainment to audiences, we have entered into key co-production partnerships with writers, producers and directors. This co-production model gives us better visibility on actual cost of production ensuring capped budgets and exclusive long-term distribution rights.

We also believe China to be a significant market opportunity and currently growing our presence in China through theatrical and distribution of our films. According to the PwC Global Entertainment & Media Outlook 2019 China was the world’s second largest box-office market with revenue of $11.0 billion in 2019. In March 2018, we released Bajrangi Bhaijan across more than 8,000 screens, including in China, and collected over $45 million at the box office in China since its release, which we believe indicates a clear interest in Indian films by Chinese movie goers. We have also entered into film co-production arrangements with several well-established Chinese film companies and we also released Andhadhun in China in April 2019 which collected over $43 million in the Chinese box office in less than four weeks.

In addition to our global expansion, we expect to increase the number of Tamil and Telugu global releases in our film mix, which will allow us to expand our audience within significant regional markets in India. As we expand into other regional languages such as Marathi, Bengali, Punjabi and Malayalam, we may see the composition of our film mix changing over time in order to allow us to successfully scale our business around Hindi as well as regional language content. At the same time, the distribution window for the theatrical release of films, and the window between the theatrical release and distribution in other channels, have each been compressing in recent years and may continue to evolve due to the growing importance of digital distribution.

•	Television Syndication: A substantial portion of our revenue is also derived from licensing fees for television syndication of content to media companies such as satellite television broadcasters, direct-to-home channels and regional cable operators. Because of increased demand for Indian film content on television in India as the number of direct-to-home subscribers increases and the cable industry migrates towards digital technology, we expect demand for premium content such as movies to continue. However, as competitors with compelling products, including international content providers, expand their content offerings in India, we expect competition for television syndication revenues to increase, and license fees for such content could decrease as a result.

•	Digital and Ancillary: The remainder of our revenue is derived from digital distribution and ancillary products and services, which was our fastest growing revenue channel and we anticipate it will be a principal driver of our revenue growth for the foreseeable future. With a significant portion of the Indian and international population moving towards adoption of digital technology, we are increasing our focus on Eros Now, which leverages its extensive digital film and music libraries to stream a wide range of content. Users can access Eros Now through APPs, WAP and the internet in India and around the world, and we have partnerships with the major mobile network providers in India and several other countries, as well as television and mobile handset OEMs, to offer Eros Now to their subscribers. Eros Now is also available in the Apple “App Store” and Google “Play Store” for download and can be streamed on any internet enabled device, which makes the entertainment experience platform agnostic. We also recently announced our arrangement with Apple to make Eros Now content available on its new Apple TV app. Our OEM partners also include major device manufacturers such as Sony and Samsung.

Eros Now has been increasingly focused on delivering product features to further monetize its growing registered user base. For example, we recently launched Eros Now Quickie, a platform where viewers can access quality short stories to further supplement our existing vast digital content library. During fiscal year 2020 we announced a transformational alliance between Eros Now and YouTube Music Premium. This was the first time ever, in any geography, that Google/YouTube had partnered with a SVOD OTT player for a joint bundling and marketing opportunity. In addition, Eros Now developed the customer journey to provision access to both products and leveraged our new payment funnel. The campaign was supported by a robust digital marketing push from both sides.

Ancillary revenues also include all other revenues that are not theatrical or television, including licensing to airlines and cable operators, as well as provisioning of VFX (visual special effects) support to customers.

We expect that our costs associated with the co-production and acquisition of film and digital original content are likely to increase over time as we continue to focus on making content-driven films and originals with appropriate budgets in order to generate an attractive rate of return. In addition, increased competition in the Indian film entertainment industry, including from international film entertainment providers, is likely to cause the cost of film production and acquisition to increase.

In fiscal year 2020, we invested $265.3 million (of which cash outflow is $132.2 million) in film content and fiscal year 2021, we expect to invest approximately $150 to $160 million in film content.

We anticipate our administrative costs will increase as we expand our management team, especially to support the expansion of our digital businesses. Although aggregate spending will increase, we do not anticipate that this will result in a material change in aggregate administrative costs as a percentage of revenue.

Going forward, along with our industry peers, we have started to consider changes to various operational and legal aspects of the business, such as project timelines, production costs, schedules, legal commitments etc, in order to adapt to changes and disruptions caused by the COVID-19 pandemic to our industry. Our OTT platform Eros Now, for which the majority of the content library comprises our own existing content and acquired content, has also started considering innovative ways of updating its existing content libraries. Given the rise in demand for content and increasing online viewership, and the disruption in production of new content, existing content is likely to become more valuable in the future which will benefit us.

We believe, but cannot guarantee, that the cinematic exhibition industry will ultimately rebound and benefit from pent-up social demand for out-of-home entertainment, as government restrictions are lifted and home sheltering subsides. However, the ultimate significance of the pandemic, including the extent of the adverse impact on our financial and operational results, will be dictated by the currently unknowable duration and the effect on the overall economy and of responsive governmental regulations, including shelter-in-place orders of the pandemic and mandated suspension of operations.

During the period from March 31st, 2020 to June 30th, 2020, we had several theatrical film releases scheduled in India and overseas, namely ‘Haathi Mere Saathi’ in three languages (Hindi, Tamil and Telugu), ‘Roam Rome Mein’ (Hindi) and ‘Shokuner Lobh’ (Bengali) amongst others. However, under the present circumstances of the COVID-19 pandemic, we have taken the decision to defer the release of these films indefinitely until the situation changes, so that the revenue opportunities from these films can be maximized and improve our cashflows to better serve our commitments to our stakeholders.

SIGNIFICANT ACCOUNTING POLICIES

Overall considerations

The significant accounting policies that have been used in the preparation of these consolidated financial statements are summarized below. Financial statements are subject to the application of significant accounting estimates and judgments. These are summarized in Note 37.

Significant new accounting pronouncements

Adoption of IFRS 16, "Leases"

On April 1, 2019, the Group adopted New accounting standard IFRS 16, "Leases". which specifies how to recognize, measure, present and disclose leases. The standard provides a single accounting model, requiring the recognition of assets and liabilities for all major leases previously classified as “operating leases”.

The Company applied the “Modified Retrospective Approach” on the date of initial application (April 1, 2019) and made cumulative adjustments to retained earnings. Accordingly, comparatives for the year ended March 31, 2019 have not been retrospectively adjusted.

As such the Company recognizes a lease liability and a corresponding right of use asset, at the lease commencement date. The right-of-use asset is initially measured at cost, based on the initial amount of the lease liability. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset is periodically adjusted for certain re-measurements of the lease liability. There is no impact on transition in opening balance of retained earnings as at April 1, 2019 because of the transition method applied. Further comparatives were not restated.

Basis of consolidation

The consolidated financial statements of the Group consolidates results of the Company and entities controlled by the Company and its subsidiary undertakings. The Group controls an entity where the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

Business combinations are accounted for under the acquisition method. The acquisition method involves the measurement of all identifiable assets acquired and liabilities and contingent liabilities assumed, in the business combination at their fair values at the acquisition date, regardless of whether or not they were recorded in the financial statements of the acquiree prior to acquisition. On initial recognition, the assets and liabilities of the subsidiary are included in the consolidated statement of financial position at their fair values. Transaction costs that the company incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. The excess of consideration transferred, amount of non-controlling interest in the acquired entity and acquisition date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognised directly in profit or loss as a bargain purchase.

Changes in ownership interests

The group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognised in a separate reserve within equity attributable to owners of the Company

When the group ceases to consolidate the subsidiary because of a loss of control, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognised in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

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

Revenue

Revenue from contracts are recognized only when the contract has been approved by the parties to the contract and creates enforceable rights and obligations.

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

Revenue is measured based on the transaction price, which is the consideration, adjusted for any discounts and incentives, if any, as specified in the contract with the customer. Revenue also excludes taxes collected from customers. In case of variable consideration , the Group estimates, at the contract inception, the amount to be received using the “most likely amount” approach, or the “expected value” approach, as appropriate. This amount is then included in the Group’s estimate of the transaction price only if it is highly probable that a significant reversal of revenue will not occur once any uncertainty associated with the variable consideration is resolved. In making this assessment the Group considers its historical performance on similar contracts.

The Group recognises contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as other liabilities in the statement of financial position (see Note 24). Similarly, if the Group satisfies a performance obligation before it receives the consideration, the Group recognises either a contract asset or a receivable in its statement of financial position, depending on whether something other than the passage of time is required before the consideration is due

The transaction price, being the amount to which the Group expects to be entitled and has rights to under the contract is allocated to the identified performance obligations. The transaction price will also include an estimate of any variable consideration where the Group’s performance may result in additional revenues based on the achievement of agreed targets.

The following criteria apply in respect of various revenue streams within filmed entertainment:

•	In arrangements for theatrical distribution, contracted minimum guarantees are recognized on the theatrical release date. The Group’s share of box office receipts in excess of the minimum guarantee is recognized at the point as the box office receipts gets accrued.

•	In arrangements for television syndication, license fees received in advance which do not meet all the above criteria, including commencement of the availability for broadcast under the terms of the related licensing agreement, are included in contract liability until the criteria for recognition is met. Further in arrangements where the license fees received in advance is for a period of 12 months or more from the commencement, the company computes significant discounting component at imputed rate of interest on advances received and recognizes within net finance cost in the statement of income. Accumulated contract liability (deferred revenue) is recognized upon commencement of availability for broadcast.
•	In arrangements for catalogue sales, the Group recognizes revenue if revenue recognition criteria’s such as a valid sales contract exists, all content is delivered and the customer start generating economic benefits from them, the Group is reasonably certain on collectability, and the Group’s contractual obligations are complete and are met. Considering the arrangement with catalogue customers provide for a contractual deferred payment terms up to a year and in many cases the payments often fall behind contractual terms, revenues from catalogue sales are recognized net of financing component calculated at imputed market rate of interest on the gross receivables. The re-measurement of such financing period at each balance sheet date and related gains or losses is recognized within administrative costs in the Statement of Income. The unwinding of the such discount is recognized using effective interest rate within net finance cost in the Statement of Income.
•	Digital and ancillary media revenues are recognized at the earlier of when the content is accessed or declared. Fees received for access to the specified and unspecified future content through digital and ancillary media, including usage of over-the-top platform developed by the Group, is recognized on straight line basis over the period of the service contract. Billing in excess of the revenue recognized is shown as contract liability.
•	DVD, CD and video distribution revenue is recognized on the date the product is delivered or if licensed in line with the above criteria. Visual effects, production and other fees for services rendered by the Group and overhead recharges are recognized in the period in which they are earned and in certain cases, the stage of production is used to determine the proportion recognized in the period.
•	In arrangement for production services, including visual special effects (VFX), and other technical services to clients, the Group recognizes revenue if revenue recognition criteria's such as a valid sales contract exists, IP is delivered and the Group is reasonably certain on collectability. Revenue is recognized as the services are delivered based on acceptance of the services performed by the customer.

Other income

Dividend income is recognised when the Group’s right to receive the payment is established, which is generally when shareholders approve the dividend.

Interest income is recognized on a time proportion basis taking into account the amount outstanding and the effective interest rate applicable

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

Content

Investments in films and associated rights, including acquired rights and distribution advances in respect of completed films, are stated at cost less amortization less provision for impairment. Costs include production costs, overhead and capitalized interest costs net of any amounts received from third party investors. A charge is made to write down the cost of completed rights over the estimated useful lives, writing off more in year one which recognizes initial income flows and then the balance over a period of up to nine years, except where the asset is not yet available for exploitation. The average life of the assets is the lesser of 10 years or the remaining life of the content rights. The amortization charge is recognized in the consolidated statement of income within cost of sales. The determination of useful life is based upon management’s judgment and includes assumptions on the timing and future estimated revenues to be generated by these assets, which are summarized in Note 37.3.

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

Goodwill and Trade names are tested for impairment at least annually. The Group has impaired Goodwill and Trade names in its entirety during the previous fiscal year. All other individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

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

Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation and impairment. Land and freehold buildings are recognised at fair value based on periodic, but at least triennial, valuations by an external independent valuer, less subsequent depreciation for freehold buildings.

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

Inventories

Inventories primarily comprise of music CDs and DVDs, are valued at the lower of cost and net realizable value. Cost in respect of goods for resale is defined as purchase price, including appropriate labor costs and other overhead costs. Costs in respect of raw materials is purchase price.

Purchase price is assigned using a weighted average basis. Net realizable value is defined as anticipated selling price or anticipated revenue less cost to completion.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturity of three months or less that are readily convertible into known amounts of cash and are subject to insignificant risk of changes in value. Bank overdrafts are shown within “Borrowings” in “Current liabilities” on the statement of financial position.

Restricted deposits held with banks

Deposits held with banks as security for overdraft facilities are included in restricted deposits held with bank.

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i.	Recognition, initial measurement and derecognition

Financial assets and liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument. Financial assets and liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of financial assets or financial liability, as appropriate, on initial recognition.

The transaction costs directly attributable to the acquisition of financial assets and financial liabilities at fair value through profit and loss are immediately recognized in the Consolidated Statement of Income.

A financial asset is primarily derecognized (i.e. removed from the Group’s statement of financial position) when:

a)	The rights to receive cash flows from the asset have expired, or

b)	The Group has transferred its rights to receive cash flows from the asset t or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset. .

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

ii.	Classification and subsequent measurement of financial asset

For the purpose of subsequent measurement, financial assets are classified into the following categories upon initial recognition:

•	Debt instruments at amortized cost
•	Debt instruments at fair value through other comprehensive income (FVTOCI)
•	Debt instruments, derivatives and equity instruments at fair value through profit or loss (FVTPL)
•	Equity instruments designated at fair value through other comprehensive income (FVTOCI)
•	Equity instruments measured at fair value profit or loss (FVTPL)

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

Debt instruments at amortized cost

A ‘debt instrument’ is measured at the amortized cost if both the following conditions are met and is not designated as at FVTPL:

1.	The asset is held within a business model whose objective is to hold assets for collecting contractual cash flows, and

2.	Contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate (the “EIR”) method. The effective interest rate is the rate that exactly discounts future cash receipts or payments through the expected life of the financial instrument, or where appropriate, a shorter period.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income/other income in the Consolidated Statement of Income. The losses arising from impairment are recognized in the Consolidated Statement of Income.

Debt instruments at fair value through other comprehensive income

A ‘debt instrument’ is classified as at the FVTOCI if both of the following criteria are met and is not designated as at FVTPL:

1.	The objective of the business model is achieved both by collecting contractual cash flows and selling the financial assets, and

2.	The asset’s contractual cash flows represent SPPI.

Debt instruments at fair value through profit or loss

FVTPL is a residual category for debt instruments. Any debt instrument, which does not meet the criteria for categorization as at amortized cost or as FVTOCI, is classified as at FVTPL. A gain or loss on a debt instruments that is subsequently measured at FVTPL is recognised in profit or loss and presented net within other gains/(losses) in the period in which it arises.

Equity instruments

All equity investments in scope of IFRS 9 are measured at fair value. Equity instruments which are held for trading are classified as at FVTPL with changes in the fair value at each reporting date recognized in the Consolidated Statement of Income.

For all other equity instruments, the Group may make an irrevocable election to present in OCI, the subsequent changes in the fair value. The Group makes such election on an instrument-by-instrument basis. If the Group decides to classify an equity instrument as at FVTOCI, then all fair value changes on the instrument, excluding dividends and impairment loss, are recognized in OCI. There is no recycling of the amounts from the OCI to the Consolidated Statement of Income, even on sale of the investment. However, the Group may transfer the cumulative gain or loss within categories of equity.

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

The Group follows ‘simplified approach’ for recognition of impairment loss allowance on trade receivables. Simplified approach does not require the Group to track changes in credit risk. Rather, it recognizes impairment loss allowance based on lifetime ECL at each reporting date, right from its initial recognition.

For recognition of impairment loss on other financial assets and risk exposure, the Group determines that whether there has been a significant increase in the credit risk since initial recognition. If credit risk has not increased significantly, 12-month ECL is used to provide for impairment loss. However, if credit risk has increased significantly, lifetime ECL is used. If, in a subsequent period, credit quality of the instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then the entity reverts to recognizing impairment loss allowance based on 12-month ECL.

ECL impairment loss allowance (or reversal) recognized during the period is recognized as income/ expense in the Consolidated Statement of Income.

iv.	Classification and subsequent measurement of financial liabilities

The subsequent measurement of financial liabilities depends on their classification, as described below:

▪	Financial liabilities at fair value through profit or loss

A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognised in consolidated statement of income.. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term.

▪	Financial liabilities measured at amortized cost

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the Consolidated Statement of Income when the liabilities are derecognized.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the Consolidated Statement of Income.

v.	Offsetting:

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously

Derivative financial instruments

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

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources will be required to settle the obligations and the amount can be reliably measured. Provisions are measured at management’s best estimate of the expenditure required to settle the obligations at the end of each reporting period. date and are discounted to present value where the effect of the same is material.

Leases

Measurement and recognition of leases

The Company considers whether contract is,or contains a lease. A lease is defined as ‘a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration’.

To apply this definition the Company assesses whether the contract meets three key evaluations which are whether:

a)	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Company
b)	the Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract.
c)	the Company has the right to direct the use of the identified asset throughout the period of use. The Company assess whether it has the right to direct ‘how and for what purpose’ the asset is used throughout the period of use.

Company as a lessee

At lease commencement date, the Company recognises a right-of-use asset and a lease liability on the balance sheet. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Company and any lease payments made in advance of the lease commencement date.

The Company depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term period. The Company also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Company measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Company’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), and payments arising from options reasonably certain to be exercised. Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest expenses. It is remeasured to reflect any reassessment or modification.

The Company has elected to account for short-term leases and leases of low-value assets using the exemption given under IFRS 16. Instead of recognising a right-of-use asset and lease liability, the payments in relation to these are recognised as an expense in profit or loss on a straight-line basis over the lease term or on another systematic basis if that basis is more representative of the pattern of the Company’s benefit.

Company as a lessor

Lease income from operating leases where the company is lessor is recognised in income on straight line basis over the lease term.

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

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted at the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled in the appropriate territory.

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

Deferred income tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Employee benefits

Defined Contribution Plan

The Group operates defined contribution pension plans and healthcare and insurance plans on behalf of its employees. The amounts due are all expensed as they fall due.

Defined benefit plan

Gratuity: The Group’s liability towards gratuity is determined using the projected unit credit method which considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. The cost for past services is recognized on a straight-line basis over the average period until the amended benefits become vested. Re-measurement gains and losses are recognized immediately in the Other Comprehensive Income as income or expense and are not reclassified to profit or loss in subsequent periods. Obligation is measured at the present value of estimated future cash flows using a discounted rate that is determined by reference to market yields at the Balance Sheet date on Government bonds where the currency and terms of the Government bonds are consistent with the currency and estimated terms of the defined benefit obligation.

Employee stock option plan

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

Foreign currencies

Transactions in foreign currencies are translated at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities in foreign currencies are translated at the prevailing rates of exchange at the reporting date. Non-monetary items that are measured at historical cost in a foreign currency are translated at the exchange rate at the date of the transaction when the fair value is determined.

Any exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were initially recorded are recognized in the income statement in the period in which they arise.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The assets and liabilities in the financial statements of foreign subsidiaries and related goodwill are translated at the closing rate at the date of that balance sheet. Income and expenses are translated at the monthly average rate. The exchange differences arising from the retranslation of the foreign operations are recognized in other comprehensive income and taken in to the “currency translation reserve” in equity. On disposal of a foreign operation the cumulative translation differences (including, if applicable, gains and losses on related hedges) are transferred to the consolidated statement of income as part of the gain or loss on disposal.

Equity shares

Ordinary shares are classified as equity. The Group defers costs in issuing or acquiring its own equity instruments to the extent they are incremental costs directly attributable to an equity transaction that otherwise would have been avoided.  Such costs are accounted for as a deduction from equity (net of any related income tax benefit) upon completion of the equity transaction. The costs of an equity transaction which is abandoned is recognized as an expense.

Earnings per share

Basic earnings per share is calculated by dividing net profit after taxes attributable to the owners of the Company for the year by weighted average number of ordinary shares outstanding during the period, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares. Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

Current/Non-current classification

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification.

An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle (*)
•	Held primarily for the purpose of trading
•	Expected to be realized within twelve months after the reporting period or
•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

(*) The operating cycle for the business activities of the Group is considered to be twelve months except in case of catalogue sales, which have been ascertained as two years for the purpose of current / non-current classification of assets.

A liability is current when:

•	It is expected to be settled in the normal operating cycle
•	It is held primarily for the purpose of trading
•	It is due to be settled within twelve months after the reporting period or
•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The Group classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as non-current assets and liabilities.

Year Ended March 31, 2020 Compared to Year Ended March 31, 2019

	Year ended March 31,				As a % of revenue
	2020	2019	Change %		2020	2019
	(in thousands)
Revenue	$155,452	$270,126	(42.5%	)	100.0	100.0
Cost of sales	(81,725)	(155,396)	47.4%		52.6	57.5
Gross profit	73,727	114,730	(35.7%	)	47.4	42.5
Administrative costs	(144,319)	(87,134)	(65.6%	)	92.8	32.3
Operating profit/(loss) before impairment loss	(70,592)	27,596	(355.8%	)	(45.4)	10.2
Impairment loss	(431,200)	(423,335)	1.9%		277.4	156.7
Operating profit/(loss)	(501,792)	(395,739)	(26.8%	)	(322.8)	(146.5)
Net finance costs	(8,779)	(7,674)	(14.4%	)	5.6	2.8
Other gains/(losses), net	(3,316)	288	(1251.4%	)	2.1	(0.1)
Profit/(loss) before tax	(513,887)	(403,125)	(27.5%	)	(330.6)	(149.2)
Income tax	22,183	(7,328)	(402.7%	)	(14.3)	2.7
Profit/(loss) for the year	$(491,704)	$(410,453)	(19.8%	)	(316.3)	(151.9)

The following table sets forth, for the period indicated, the revenue by region of domicile of Group’s operation.

	Year ended March 31,
	2020	2019	Change (%)
	(in thousands)
India	$41,119	$100,387	(59.0%	)
Europe	26,927	63,196	(57.4%	)
North America	1,309	1,759	(25.6%	)
Rest of the world	86,097	104,784	(17.8%	)
Total revenues	$155,452	$270,126	(42.5%	)

Revenue

In fiscal 2020, Eros film slate comprised thirty films of which two were medium budget and twenty-eight were low budget as compared to seventy-two films of which seven were medium budget and sixty-five were low budget in fiscal 2019.

In fiscal 2020, the Company’s slate of thirty films comprised eight Hindi films, one Tamil/Telugu film and twenty-one regional films as compared to the same period last year where its slate of seventy-two films comprised fifteen Hindi films, seven Tamil/Telugu film and fifty regional films ..

For the twelve months ended March 31, 2020, aggregate revenue decreased by 42.5% to $155.5 million compared to $270.1 million for the twelve months ended March 31, 2019, mainly due to a reduction in theatrical and television syndication revenue which was partially offset by increased revenue from our digital and ancillary business.

In the twelve months ended March 31, 2020, the aggregate theatrical revenue decreased by 84.8% to $10.6 million, compared to $69.5 million for the fiscal year 2019. The variation in theatrical revenue is primarily due to the mix of films and release of fewer number of films compared to fiscal 2019.

In the twelve months ended March 31, 2020, aggregate revenues from television syndication decreased by 90.8% to $7.1 million, compared to $77.5 million for fiscal year 2019. The decrease is mainly due to the Company’s shift in business strategy to reduce the licensing of our content to third parties and increase our focus on premium digital content and drive greater value to the ErosNow platform, where the Company retains its position as the largest provider of Indian local and regional language content.

In the twelve months ended March 31, 2020, the aggregate revenues from digital and ancillary increased by 11.9% to $137.8 million, compared to $123.1 million for fiscal year 2019. The increase in revenue is primarily due to contribution from OTT (over-the-top) digital streaming revenues and ancillary business which includes revenue from providing producer support and VFX services to customers.

Cost of sales

For the twelve months ended March 31, 2020, cost of sales decreased by 47.4% to $81.7 million, compared to $155.4 million for fiscal year 2019. The decrease was mainly due to lower amortization costs, lower marketing, advertising and distribution costs.

Gross profit

In fiscal 2020 gross profit decreased by 35.7% to $73.7 million, compared to $114.7 million for fiscal 2019. The decrease was mainly due to decrease in revenue, which is partially offset by lower amortization cost and lower marketing, advertising and distribution costs.

Administrative costs

In fiscal 2020, administrative costs increased by 65.6% to $144.3 million compared to $87.1 million for fiscal year 2019, the increase in administrative cost were mainly on account of credit impairment loss amounting to $97.6 million in fiscal year 2020 compared to $ 25.7 million for fiscal 2019 due to higher expected credit loss (ECL) provision, which was partially offset by reduction in other admin cost such as reduction in legal and profession expenses, Impairment loss on advances to content vendors and other expenses.

Net finance costs

In fiscal 2020, net finance costs increased by 14.4% to $8.8 million, compared to $7.7 million for fiscal year 2019 mainly due to lower interest income on account of unwinding of credit impairment losses, lower bank interest income and higher interest on borrowings cost.

Other gains/(loss), net

In fiscal year 2020, other losses stood at $3.3 million, compared to other gains of $0.3 million in fiscal year 2019, the loss was mainly due to reduction in reversal of expected credit loss (ECL) by $10.4 million, which was partially offset by a lower loss on financial liability measured at fair value amounting to $16 million compared to $21.4 in fiscal year 2019.

Impairment loss

We recorded an impairment loss of $431.2 million for Fiscal Year 2020. The impairment charge was taken as per IAS 36 under IFRS accounting rules which require companies to re-assess the carrying book value of assets both on a regular annual basis and also in the case of irregular events. Examples of these “irregular events” include: a major change in market conditions or technology, expectations of future operating losses, material change in listed equity value or negative cash flows. As in our prior fiscal year, the significant reduction in the stock price and corresponding decline in market capitalisation was the main driver for the impairment charge. This was also compounded by exogenous factors such as the COVID pandemic and changes in business conditions, including delayed theatrical distribution of some films and disruptions to content production schedules. Accordingly, we recorded a non-cash impairment loss of $431.2 million, net of taxes, as an exceptional item within the statement of income/(loss). Management believes this is a conservative and prudent action, and does not believe this impairment materially impacts the near term or long-term business or operations of the company, as it is driven by compliance with accounting standards. In addition, to the extent that in future periods there is a material positive change in these business conditions, Management will be able to write-up the value of assets according to the same accounting standards.

Income tax expense

In fiscal 2020, income tax expenses decreased by 402.7% to $(22.2) million, compared to $7.3 million for fiscal year 2019. Effective income tax rates were 49.9% and 11.6% for March 31, 2020 and March 31, 2019, respectively, excluding non-deductible share-based payment charges, impairment loss and gain/loss on fair valuation of derivative liabilities. The change in effective rate principally reflects a change in the mix of the profits earned from taxable and non- taxable jurisdictions as well as unrecognized deductible temporary difference and carry forward losses in Indian listed subsidiary.

Net (loss)/profit

In fiscal year 2020, net loss was $491.7 million compared to $410.5 million for the fiscal year 2019, the increase was mainly on account of decrease in the group revenues and change in impairment loss in fiscal year 2020.

Adjusted EBITDA (Non-GAAP)

In fiscal 2020, adjusted EBITDA decreased by 21.0% to $54.8 million, compared to $69.4 million for fiscal year 2019. The decrease in Adjusted EBITDA is primarily due to lower syndication revenue and few theatrical releases and deferment of film releases in last quarter due to COVID-19 pandemic.

Trade receivables

As of March 31, 2020, Trade Receivables decreased to $101.7 million from $196.4 million as of March 31, 2019, primarily due to accounting of expected credit losses as per IFRS 9 standards, including the potential impact of COVID-19 on the credit risk of certain debtor’s businesses and our ability to recover contractual revenue from them.

Net debt

As of March 31, 2020, net debt increased by 21.6% to $176.4 million from $145.0 million as of March 31, 2019 because of reduction in cash and cash equivalents.

Year Ended March 31, 2019 Compared to Year Ended March 31, 2018

	Year ended March 31,				As a % of revenue
	2019	2018	Change %		2019	2018
	(in thousands)
Revenue	$270,126	$261,253	3.4%		100.0	100.0
Cost of sales	(155,396)	(134,708)	15.4%		57.5	51.6
Gross profit	114,730	126,545	(9.3%	)	42.5	48.4
Administrative costs	(87,134)	(68,029)	28.1%		32.3	26.0
Operating profit before impairment loss	27,596	58,516	(52.8%	)	10.2	22.4
Impairment loss	(423,335)	—	(100%	)	156.7	_
Operating (loss)/profit	(395,739)	58,516	(776.3%	)	(146.5)	22.4
Net finance costs	(7,674)	(17,813)	(56.9%	)	2.8	6.8
Other gains/(losses), net	288	(41,321)	(100.7%	)	(0.1)	15.8
Profit/(loss) before tax	(403,125)	(618)	(65130.6%	)	(149.2)	(0.2)
Income tax	(7,328)	(9,127)	(19.7%	)	2.7	3.5
Profit/(loss) for the year	$(410,453)	$(9,745)	(4111.9%	)	(151.9)	(3.7)

The following table sets forth, for the period indicated, the revenue by region of domicile of Group’s operation.

	Year ended March 31,
	2019	2018	Change (%)
	(in thousands)
India	$100,387	$98,073	2.4%
Europe	63,196	27,028	133.8%
North America	1,759	1,244	41.4%
Rest of the world	104,784	134,908	(22.3%)
Total revenues	$270,126	$261,253	3.4%

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

Impairment loss

The Company recorded an impairment loss, totaling to $423.3 million, mainly due to high discount rate and changes in the market conditions, including decrease in projected volume primarily on account of recent credit downgrade and expected investment in film content of $150 - $160 million as more fully explained in note 2(c) to audited financial statements. The impairment loss was firstly allocated to the carrying amount of goodwill and Intangibles - trademark totaling $17.8 million and the residual amount totaling $405.5 million was allocated to Intangibles – content.

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

Adjusted EBITDA (Non-GAAP)

In fiscal 2019, adjusted EBITDA decrease by 8.8% to $69.4 million, compared to $76.1 million for fiscal year 2018.The decrease in Adjusted EBITDA is due to increased cost of sales, administrative cost and Profit/(loss) before impairment loss and tax.

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

	Period End	Average(1)	High	Low
Fiscal Year
2011	44.54	45.46	47.49	43.90
2012	50.89	48.01	53.71	44.00
2013	54.52	54.36	57.13	50.64
2014	60.35	60.35	68.80	53.65
2015	62.58	61.15	63.70	58.46
2016	66.25	65.39	68.84	61.99
2017	64.85	67.01	68.86	64.85
2018	65.11	64.46	65.71	63.38
2019	69.16	69.91	74.33	64.92
2020	75.39	70.90	71.66	70.10

Months
April 2019	69.64	69.41	70.19	68.58
May 2019	69.63	69.77	70.62	69.08
June 2019	68.92	69.39	69.83	68.92
July 2019	68.81	68.74	69.03	68.40
August 2019	71.45	71.19	72.02	69.00
September 2019	70.64	71.32	72.20	70.49
October 2019	71.01	71.00	71.48	70.71
November 2019	71.75	71.48	72.12	70.76
December 2019	71.36	71.16	71.70	70.62
January 2020	71.53	71.27	71.86	70.69
February 2020	72.53	71.53	72.53	71.11
March 2020	75.39	74.55	76.37	72.88
April 2020	75.08	76.17	76.95	75.08
May 2020	75.59	75.67	76.08	75.03
June 2020	75.63	75.73	76.32	75.03

(1)	Represents the average of the U.S. dollar to Indian Rupee exchange rates on the last day of each month during the period for all fiscal years presented, and the average of the noon buying rate for all days during the period for all months presented.

This volatility in the Indian Rupee as compared to the U.S. dollar and the increasing exchange rate has impacted our results of operations as shown in the table below comparing the reported results against constant currency comparable based upon the average rate of exchange for the year ended March 31, 2020, of INR 70.90 to $1.00. In addition to the impact on gross profit, the volatility during the year ended March 31, 2020 also led to a non-cash foreign exchange gain of 2.7 million principally on retail bond foreign currency in the year ended March 31, 2020 compared to non-cash foreign exchange loss of 5.6 million principally on retail bond foreign currency in the year ended March 31, 2019.

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

	Year ended March 31,
	2020		2019		2018
	Reported	Constant Currency (Non-GAAP)	Reported	Constant Currency (Non-GAAP)	Reported	Constant Currency (Non-GAAP)
			(in thousands)
Revenue	$155,452	155,452	$270,126	265,792	$261,253	$249,406
Cost of sales	(81,725)	(81,725)	(155,396)	(152,364)	(134,708)	(126,836)
Gross Profit	$73,727	73,727	$114,730	113,428	$126,545	$122,570

The percentage change for the data comparing the constant currency amounts against the reported results referenced in the table above:

	Year ended March 31,
	2020	2019	2018
		(in thousands)
Revenue	—%	1.6%	4.5%
Cost of sales	—%	2.0%	5.8%
Gross profit	—%	1.1%	3.1%

The Indian Rupee experienced an approximately 8.3% decrease in value as compared to the U.S. dollar in the fiscal year 2020. In the fiscal year 2019, it decreased by 5.9%.

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

	Year ended March 31,
	2020	2019	2018
	(in thousands)
Current assets(*)	$118,405	$351,597	$339,562
Current liabilities	225,280	318,672	239,327
Working capital	$(106,875)	$32,925	$100,235

(*) including trade receivables classified as current asset based on operating cycle of two years.

The decrease in working capital as at March 31, 2020 as compared to March 31, 2019 was primarily the result of reduction in trade and other receivables, Cash & Bank balance and restricted deposits by $97.9 million, $86.6 million and 51 million respectively. The short-term borrowings have also reduced by 92 million to $116.9 million as at March 31, 2020 from $208.9 million as at March 31, 2019 due to repayment of senior convertible notes and short-term borrowings secured by restricted assets.

For additional information, please see Note 2(a) and Note 31 to our audited Consolidated Financial Statements appearing elsewhere in this annual report.

Indebtedness

As of March 31, 2020, we had aggregate outstanding indebtedness of $179.4 million, cash and cash equivalents of $2.6 million and short-term liquid investments of $3.8 million. As at March 31, 2020, the total available facilities were comprised of (i) secured credit, bill discounting and overdraft, secured term loans, and vehicle loans of $71.9 million at Eros India, (ii) secured overdraft amounting to $22.1 million at Eros International Limited. In addition, Eros International plc has debt of $62.3 million in relation to a retail bond offering for £50 million in October 2014 and Senior Convertible Notes amounting to $23.1 million issued in December 2017. As at March 31, 2020, there were undrawn amounts under our facilities of $0.1 million.

As of March 31, 2020
(in thousands)
Eros India
Secured credit, bill discounting and overdraft	$48,777
Secured term loans	$22,975
Vehicle loans	$127
Total	$71,879
Eros International plc
Retail Bond	$62,274
Senior Convertible Notes	$23,100
Total	$85,374
Eros International Limited
Secured overdraft	$22,118
Total	$22,118
Total	$179,371

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

Borrowings under our term loan facilities and overdraft facility at Eros India matures between 2020 and 2023 and bear interest at fluctuating interest rates pursuant to the relevant sanction letter governing such loans.

We expect to renew, replace or extend our borrowings as they reach maturity. As at March 31, 2020, we had net undrawn amounts of $0.1 million available.

The Notes

On December 06, 2017, the Company closed a registered direct offering (the “2017 Offering”) of $122,500,000 aggregate principal amount of the Company’s Senior Convertible Notes (collectively, the “Notes”) and a Warrant (collectively, the “Warrants”) to purchase up to 2,000,000 of the Company’s A ordinary shares, for an aggregate purchase price of $100,000,000. The Notes and Warrants were issued and sold pursuant to a Securities Purchase Agreement, dated as of December 04, 2017, by and among the Company and the buyers party thereto. The 2017 Offering was effected pursuant to a prospectus supplement dated December 01, 2017 under the Company’s Registration Statement on Form F-3 (Registration No. 333-219708), as amended (the “Registration Statement”). The Registration Statement was declared effective on October 02, 2017. The Warrants expired on June 30, 2018 without being exercised.

In connection with the issuance of the Notes, the Company entered into an indenture, dated as of December 06, 2017, between the Company and Wilmington Savings Fund Society, FSB, as trustee (the “Base Indenture”), as supplemented by a first supplemental indenture thereto, dated as of December 06, 2017 (the “Supplemental Indenture” and, the Base Indenture as supplemented by the Supplemental Indenture, the “Indenture”). The terms of the Notes included those provided in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended.

The Notes would have matured on December 06, 2020 unless earlier converted or redeemed, subject to the right of the holders to extend the date under certain circumstances. The Notes were issued with an original issue discount and the terms of the Notes provided that they would not bear interest except upon the occurrence of an event of default, in which case the Notes would bear interest at a rate of 6.0% per annum. The Notes were senior obligations of the Company.

The Company made monthly payments consisting of an amortizing portion of the principal of each Note equal to $3,500,000 and accrued and unpaid interest and late charges on the Note. Provided equity conditions referred to in the prospectus supplement were satisfied, the Company was permitted to make a monthly payment by converting such payment amount into A ordinary shares. Alternatively the Company was permitted, at its option, to make monthly payments by redeeming such payment amount in cash, or by any combination of conversion and redemption.

All amounts due under the Notes were convertible at any time, in whole or in part, at the holder’s option, into A ordinary shares at the initial conversion price of $14.6875. The conversion price was subject to adjustment for stock splits, combinations and similar events, and, in any such event, the number of A ordinary shares issuable upon the conversion of a Note would also be adjusted so that the aggregate conversion price would have been the same immediately before and immediately after any such adjustment. In addition, the conversion price was also subject to an anti-dilution adjustment if the Company issued or was deemed to have issued securities at a price lower than the then applicable conversion price. Further, if the Company sold or issued any securities with “floating” conversion prices based on the market price of the A ordinary shares, a holder of a Note would have the right thereafter to substitute the “floating” conversion price for the conversion price upon conversion of all or part the Note.

The Notes required “buy-in” payments to be made by the Company for failure to deliver any A ordinary shares issuable upon conversion.

On or after December 06, 2019, and subject to certain conditions, the Company had the right to redeem all, but not less than all, of the remaining principal amount of the Notes and all accrued and unpaid interest and late charges in cash at a price equal to 100% of the amount being redeemed, so long as the VWAP of the A ordinary shares exceeded $18.3594 (as adjusted for stock splits, stock dividends, recapitalizations and similar events) for at least 10 consecutive trading days. At any time prior to the date of the redemption, a holder had the right to convert its Note, in whole or in part, into A ordinary shares. The Company had no right to effect an optional redemption if any event of default had occurred and was continuing.

As of June 30, 2020, all amounts due under the Notes have been converted and no principal amount of the Notes remained outstanding.

2020 Notes Offering

On September 30, 2019, the Company closed a registered direct offering (the “2019 Offering”) of $27,500,000 aggregate principal amount of the Company’s Senior Convertible Notes (collectively, the “New Notes”) for aggregate net proceeds of approximately $24,500,000. The New Notes were issued and sold pursuant to a Securities Purchase Agreement, dated as of September 26, 2019, by and among the Company and the buyers party thereto. The 2019 Offering was effected pursuant to a prospectus supplement dated September 26, 2019 under the Registration Statement.

The securities purchase agreement provided, as consideration for the securities purchase agreement and pursuant to the provisions of the Notes, for the Company to waive rights to make redemptions or repayments under the Notes in cash, and for the holder of the Notes (the “2017 Holder”) to waive certain specified rights and terms under the Notes, including certain rights to cash payment of any installment amounts then-due under the Notes, and provided for automatic election by the Company to pay each installment amount in the Company’s A ordinary shares. Additionally, with respect to an aggregate amount of $9 million of installment amounts as to which a conversion notice was delivered by the 2017 Holder but a conversion did not occur prior to September 26, 2019 as a result of the mutual agreement of the Company and the 2017 Holder, the conversion of such installment was deemed to have been voided by the 2017 Holder as of September 3, 2019, such that the installment conversion price was automatically adjusted in accordance with clause (A) of Section 8(b) of the Notes based on the VWAP of the A ordinary shares as of August 26, 2019.

The New Notes will mature on September 30, 2020, unless earlier converted or redeemed, subject to the right of the holders to extend the date under certain circumstances. The New Notes were issued with an original issue discount and do not bear interest except upon the occurrence of an event of default, in which case the New Notes shall bear interest at a rate of 6.0% per annum. The New Notes are senior obligations of the Company.

All amounts due under the New Notes are convertible at any time, in whole or in part, at the holder’s option into A ordinary shares at the initial conversion price of $3.59. The conversion price is subject to adjustment for stock splits, combinations and similar events, and, in any such event, the number of A ordinary shares issuable upon the conversion of a New Note will also be adjusted so that the aggregate conversion price shall be the same immediately before and immediately after any such adjustment. In addition, the conversion price is also subject to an anti-dilution adjustment if the Company issues or is deemed to have issued securities at a price lower than the then applicable conversion price. Further, if the Company sells or issues any securities with “floating” conversion prices based on the market price of the A ordinary shares, a holder of a New Note will have the right thereafter to substitute the “floating” conversion price for the conversion price upon conversion of all or part the New Note.

The New Notes require “buy-in” payments to be made by the Company for failure to deliver any A ordinary shares issuable upon conversion. Holders of New Notes are entitled to receive any dividends paid or distributions made to the holders of A ordinary shares on an “as if converted” basis. If the Company issues options, convertible securities, warrants, shares or similar securities to holders of A ordinary shares, each New Note holder has the right to acquire the same as if the holder had converted its New Note.

The New Notes prohibit the Company from entering into specified fundamental transactions unless the successor entity assumes all of the Company’s obligations under the New Notes under a written agreement before the transaction is completed. Upon specified corporate events, a New Note holder will thereafter have the right to receive upon a conversion such shares, securities, cash, assets or any other property which the holder would have been entitled to receive upon the happening of the applicable corporate event had the New Note been converted immediately prior to the applicable corporate event. When there is a transaction involving specified changes of control, a New Note holder will have the right to force the Company to redeem all or any portion of the holder’s New Note for a purchase price in cash equal to the equal to the greater of (i) 105% of the amount being redeemed, (ii) the product of (A) the amount being redeemed multiplied by (B) the quotient of (1) the highest closing sale price of the A ordinary shares during the period beginning on the date immediately before the earlier to occur of (x) the completion of the change of control and (y) the public announcement of the change of control and ending on the date the holder delivers the redemption notice divided by (2) the conversion price then in effect, or (iii) the product of (A) the amount being redeemed multiplied by (B) the quotient of (1) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per A ordinary share to be paid to the holders of A ordinary shares upon the completion cash flow of the change of control divided by (2) the conversion price then in effect.

As of June 30, 2020, all amounts due under the New Notes have been converted and no principal amount of the New Notes remained outstanding.

Sources and uses of cash

	Year Ended March 31,
	2020	2019	2018
	(in thousands)
Net cash from operating activities	$18,738	$74,966	$83,243
Net cash used in investing activities	$(80,546)	$(157,733)	$(185,420)
Net cash from financing activities	$(24,286)	$84,117	$77,415

Cash flow movement for the year ended March 31, 2020 compared to year ended March 31, 2019

Net cash generated from operating activities in fiscal year 2020 was $18.7 million compared to $75.0 million in the in fiscal year 2019, a decrease of $56.3 million, or 75.1%, primarily on account of reduction in trade and other receivables.

Net cash used in investing activities in fiscal year 2020 was $80.5 million compared to $157.7 million in fiscal year 2019, a decrease of $77.2 million, or 49.0%, primarily due to increase in the investment of intangible film and content rights in fiscal year 2020 to $132.2 million, compared to $107.7 million in fiscal year 2019 and decrease in restricted deposits to $4.8 million, compared to $ 55.9 million in fiscal year 2019.

Net cash used in financing activities in fiscal year 2020 was $24.3 million compared to net cash inflow of $84.1 million in fiscal year 2019, a decrease of $108.4 million, or 128.9%, primarily on account of reduction in the proceeds from debt/increase in repayment of debt by $64.7 million and reduction in proceeds from share capital by $49.7 million.

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

Capital expenditures

In fiscal year 2020, the company invested over $265.3 million (of which cash outflow is $132.2 million) in film content, and in fiscal 2021 the company expects to invest approximately $150 to $160 million in film content.

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

In January 23, 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” (“IAS 1”) to clarify the classification criteria of liabilities in the statement of financial position. The most significant changes are listed below:

•	Classification of liabilities as current or non-current should be based on rights to defer settlement that are in existence at the end of the reporting period

•	Classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least twelve months after the reporting period’. That is, management’s intention to settle in the short run does not impact the classification.

•	‘Settlement’ is defined as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments.

•	Clarifies that if the right to defer settlement is conditional on the compliance with covenants the right exists if the conditions are met at the end of the reporting period,

•	Clarifies that if a liability has terms that could, at the option of the counterparty, result in its settlement by the transfer of the entity’s own equity instruments, these terms do not affect its classification as current or non-current if the entity recognises the option separately as an equity instrument applying IAS 32 Financial Instruments: Presentation.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

IAS 37 “Provisions, Contingent Liabilities and Contingent Asset”

On May 14, 2020, the IASB issued amendment to IAS 37 by specifying that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract (examples would be direct labour or materials) and an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

The amendments are effective for annual periods beginning on or after 1 January 2022. Early application is permitted

Interest Rate Benchmark Reform

In September 26, 2019, IASB introduced amendments, which modified specific hedge accounting requirements, so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark is not altered as a result of the interest rate benchmark reform.

The changes will mandatorily apply to all hedging relationships that are directly affected by the interest rate benchmark reform.

The Group does not expect the amendment to have any significant impact on its consolidated financial statements.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2020, although early adoption is permitted.

IFRS 16 “Leases”

On May 15, 2020, the IASB issued amendments to IFRS 16 to make it easier for lessees to account for COVID-19-related rent concessions such as rent holidays and temporary rent reductions.

The amendment exempts lessees from having to consider individual lease contracts to determine whether rent concessions occurring as a direct consequence of the covid-19 pandemic are lease modifications and allows lessees to account for such rent concessions as if they were not lease modifications. It applies to covid-19-related rent concessions that reduce lease payments due on or before 30 June 2021

These amendments are effective for periods beginning on or after June 1, 2020, with earlier application is permitted. The Company is currently evaluating the impact of amendment to IFRS 16 on its consolidated financial statements.

Quarterly Financial Information

The table below presents our selected unaudited quarterly results of operations for the four quarters in the fiscal year ended March 31, 2020. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. We have prepared the unaudited financial data for the quarters presented on the same basis as our audited consolidated financial statements. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods.

	Three Months Ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
	(dollars in thousands)
Selected Quarterly Results of Operations
Revenue	$42,252	$31,371	$48,736	$33,093
Cost of sales	(16,544)	(16,919)	(22,113)	(26,149)
Gross profit	25,708	14,452	26,623	6,944
Administrative costs	(25,970)	(29,082)	(19,784)	(69,483)
Operating profit/(loss) before impairment loss	(262)	(14,630)	6,839	(62,539)
Impairment Loss	—	—	—	(431,200)
Operating profit/(loss)	(262)	(14,630)	6,839	(493,739)
Net finance costs	(2,147)	(2,253)	(1,158)	(3,221)
Other gains/(losses), net	8,051	(11,326)	(19,822)	19,781
Profit/(loss) before tax	5,642	(28,209)	(14,141)	(477,179)
Income tax	(1,834)	(891)	(3,991)	28,899
Profit/(loss) for the year	$3,808	$(29,100)	$(18,132)	$(448,280)

OTHER NON-GAAP MEASURES
EBITDA(1)	$8,404	$(25,278)	$(12,344)	$(472,428)
Adjusted EBITDA (1)	$17,380	$6,748	$19,953	$10,761
Gross Adjusted EBITDA (1)	$29,257	$19,140	$39,971	$30,925

OPERATING DATA
High budget film releases(3)	—	—	—	—
Medium budget film releases(3)	—	—	2	—
Low budget film releases(3)	12	11	4	1
Total new film releases(3)	12	11	6	1

(1)	We use EBITDA, Adjusted EBITDA and Gross Adjusted EBITDA as supplemental financial measures. EBITDA is defined by us as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs). Adjusted EBITDA is defined as EBITDA adjusted for (gain)/impairment of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivative financial instruments), transactions costs relating to equity transactions, share based payments, Loss / (Gain) on sale of property and equipment, Loss on de-recognition of financial assets measured at amortized cost, net, Credit impairment loss, net, Loss on financial liability (convertible notes) measured at fair value through profit and loss, Loss on deconsolidation of a subsidiary and exceptional items such as impairment of goodwill, trade-mark, film and content rights and content advances. Gross Adjusted EBITDA is defined as Adjusted EBITDA adjusted for amortization of intangible film and content rights. EBITDA, Adjusted EBITDA and Gross Adjusted EBITDA as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. EBITDA Adjusted EBITDA and Gross Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. EBITDA, Adjusted EBITDA and Gross Adjusted EBITDA provide no information regarding a Company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position. However, our management team believes that EBITDA, Adjusted EBITDA and Gross Adjusted EBITDA are useful to an investor in evaluating our results of operations because these measures:

•	are widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

•	help investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and
•	are used by our management team for various other purposes in presentations to our board of directors as a basis for strategic planning and forecasting.

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

The following table sets forth the reconciliation of our net income to EBITDA, Adjusted EBITDA and Gross Adjusted EBITDA:

	Three Months Ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
	(in thousands)
(Loss)/Profit for the year	$3,808	$(29,100)	$(18,132)	$(448,280)
Income tax expense	1,834	891	3,991	(28,899)
Net finance costs	2,147	2,253	1,158	3,221
Depreciation	391	454	415	1,308
Amortization(a)	224	224	224	222
EBITDA (Non-GAAP)	$8,404	(25,278)	$(12,344)	$(472,428)
Share based payments(b)	3,666	5,717	4,317	8,568
Reversal credit impairment losses/(gains)	(1,287)	(1,987)	(2,902)	(4,207)
Loss on de-recognition of financial assets measured at amortized cost, net	270	726	1,625	2,664
Credit impairment losses, net	10,805	13,089	12,642	54,272
Loss /(Gain) on sale of property and equipment	4		2	64
Loss on financial liability (convertible notes) measured at fair value through profit and loss	(4,985)	14,142	16,590	(9,760)
Impairment Loss	—	—	—	431,200
Fair value of receivables	(306)	306	—	—
Net losses/(gains) of available- for- sale measured at FVTPL	809	33	23	388
Adjusted EBITDA (Non-GAAP)	$17,380	$6,748	$19,953	$10,761
Amortization of intangible film and content rights	11,877	12,392	20,018	20,164
Gross Adjusted EBITDA (Non-GAAP)	$29,257	$19,140	$39,971	$30,925

 _________________

a)	Includes only amortization of intangible assets other than intangible content assets.
b)	Consists of compensation costs recognised with respect to all outstanding plans and all other equity settled instruments.
(2)	Includes films that were released by us directly and licensed by us for release.

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

As of March 31, 2020, the Group has provided certain stand-by letters of credit amounting to $Nil (2019: $53.6 million) which are in the nature of performance guarantees issued while entering into film co-production contracts and are valid until funding obligations under these contracts are met. These guarantees, issued in connection with outstanding content commitments, have varying maturity dates.

In addition, the Group issued financial guarantees amounting to $0.03 million (2019: $0.5 million) in the ordinary course of business, having varying maturity dates up to the next 12 months. The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations.

The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

F. Contractual Obligations

We have commitments under certain firm contractual arrangements, or firm commitments, to make future payments. These firm commitments secure future rights to various assets and services to be used in the normal course of our operations. The following table summarizes our firm commitments as of March 31, 2020.

	As of March 31, 2020
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Recorded Contractual Obligations
Debt	$179,371	$117,097	$62,274	$—	$—
Operating leases	1,553	723	830	—	—
Total	180,924	117,820	63,104	—	—

Unrecorded Contractual Obligations
Film entertainment rights purchase obligations(1)	450,469	85,893	138,183	92,427	133,966
Interest payments on Lease Liability	163	99	64	—	—
Operating leases	623	229	394	—	—
Interest payments on debt (2)	23,741	17,500	6,241	—	—
Total	474,996	103,721	144,882	92,427	133,966

(1)	The amounts disclosed as Film entertainment rights purchase obligations are mutually agreed terms and are presently disclosed on best estimate basis.
(2)	The amounts shown in the table include future interest payments on variable and fixed rate debt at current interest rates ranging from 1.8% to 16.45%..

G. Safe Harbor

See “Special Note Regarding Forward-Looking Statements” at the beginning of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Our board of directors presently consists of seven directors.

The following table sets forth the name, age (as at June 30, 2020) and position of each of our directors and executive officers as at the date hereof.

Name	Age	Position/s
Directors
Kishore Lulla	58	Executive Chairman and Group Chief Executive Officer and Managing Director
Prem Parameswaran	51	Executive Director, President of North America & Group Chief Financial Officer
Sunil Lulla	55	Director, Executive Vice Chairman
Dilip Thakkar(1)(2)(3)(4)	83	Director, Chairman of Audit Committee
Rishika Lulla Singh	33	Director
Shailendra Swarup(1)(2)(3)(4)	75	Director, Chairman of Remuneration Committee and Nomination Committee
Dhirendra Swarup(1)(2)	75	Director

Senior Management
Ridhima Lulla	28	Chief Content Officer
Kumar Ahuja	41	Chief Operating Officer, Eros India
Mark Carbeck	48	Chief Corporate and Strategy Officer
Pradeep Dwivedi	49	Chief Executive Officer, Eros India
Ali Hussein	40	Chief Executive Officer, Eros Now

______________

(1)	Independent Director
(2)	Member of the Audit Committee
(3)	Member of the Remuneration Committee
(4)	Member of the Nomination Committee

Summarized below is relevant biographical information for each of our directors and executive officers.

Directors

Mr. Kishore Lulla is the Group Chief Executive Officer, Managing Director and our Executive Chairman. Mr. Lulla received a bachelor’s degree in arts from the Mumbai University. He has over 36 years of experience in the media and film industry. He has served as a director since April 2006. He is a member of the British Academy of Film and Television Arts and Young Presidents’ Organization and is also a board member of the School of Film at the University of California, Los Angeles. He has been honored at the Asian Business Awards 2007 and the Indian Film Academy Awards 2007 for his contribution in taking Indian cinema global. In 2010, Mr. Lulla was awarded the “Entrepreneur of the Year” at the GG2 Leadership and Diversity Awards and in 2014, Forbes Asia featured Mr. Lulla in the list of ‘Best under a Billion’. He was also honored with the 2014 Global Citizenship Award by the American Jewish Committee, a leading global Jewish advocacy organization. Mr. Lulla also received the Entertainment Visionary award at the 2015 Annual Gala Dinner from the Asia Society Southern California. In 2015, he was invited to attend the “billionaires’ summer camp” in Sun Valley, an annual gathering of the world’s most powerful entrepreneurs and business executives. As our Chairman, he has been instrumental in expanding our presence in the United Kingdom, the United States, Dubai and Australia and other international markets. In 2018, he was featured in the Variety 500 list of “influential business leaders shaping the global $2 trillion entertainment industry”. Mr. Kishore Lulla is the father of Mrs. Rishika Lulla Singh and Ms. Ridhima Lulla, the brother of Mr. Sunil Lulla and a cousin of Mr. Vijay Ahuja and Mr. Surender Sadhwani.

Mr. Prem Parameswaran is our Executive Director, Group Chief Financial Officer and President of Eros International Plc’s North American operations. Mr. Parameswaran joined us in June 2015 and was appointed to our Board of Directors in December 2018. Mr. Parameswaran has close to 30 years of experience in the Media, Entertainment and Technology sectors. Prior to joining Eros, Mr. Parameswaran had over 23 years of experience in investment banking, advising clients in the global telecommunications, media and technology sector, including on mergers and acquisitions and public, private equity and debt financings. Mr. Parameswaran previously served as the Global Head of Media and Telecommunications Investment Banking at Jefferies LLC. Prior to Jefferies, he was the Americas Head of Media & Telecom at Deutsche Bank and also previously worked at both Goldman Sachs and Salomon Brothers. Throughout his career, he has executed over 300 transactions. Mr. Parameswaran graduated from Columbia University with a bachelor’s degree in arts and received a master’s degree in business administration from Columbia Business School. Mr. Parameswaran also serves on the boards of the Columbia University Alumni Trustee Nominating Committee and the Program for Financial Studies at Columbia Business School. In 2018 Mr. Parameswaran was named one of the “10 most Dynamic CFOs to watch” by Insights Success magazine. In January 2020, Mr. Parameswaran was nominated by President Donald J. Trump as a member of the Presidential Advisory Commission for Asian Americans and Pacific Islanders. He was officially sworn in as a Commissioner on January 27,2020 and is the only Indian American on the 13 member Commission.

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

Mr. Dilip Thakkar is an Independent Director in our Company. Mr. Thakkar received bachelor’s a degree in commerce and in law from Mumbai University. A practicing-chartered accountant since 1961, Mr. Thakkar has significant financial experience. He is a senior partner of Jayantilal Thakkar & Co, Chartered Accountants and a member of the Institute of Chartered Accountants in India. In 1986, he was appointed by the Reserve Bank of India as a member of the Indian Advisory Board for HSBC Bank and for the British Bank of the Middle East for a period of eight years. He is the former president of the Bombay Chartered Accountants’ Society and was then, the chairman of its International Taxation Committee. Mr. Thakkar serves as an independent director of six public limited companies and five private limited companies in India and sixteen foreign companies. He has served as a director since April 2006.

Mrs. Rishika Lulla Singh is an Executive Director in our Company and Chairman of Eros Digital, which covers all of the digital initiatives for Eros including Eros Now. Mrs. Lulla Singh has been instrumental in spearheading the creation and development distribution of Eros Now within India and internationally. She graduated from the School of Oriental and African Studies with a bachelor’s degree in arts in South Asian Studies and Management and completed a postgraduate study at the UCLA School of Theatre, Film and Television. With over five years of experience in over-the-top platforms and content, Mrs. Lulla Singh has been a key contributor in driving the growth and penetration of Eros Now, both with technological developments and relationship management to stimulate platform penetration. She was named as “Young Entrepreneur of the Year” by the 2016 Asian Business Awards. In 2018, she won the award for “Women Leadership in Industry” at the “Times National Awards for Marketing Excellence”, “40 Under 40 Business Leaders” by BW Business World and featured in “Top Women CEOs” by India Today. Mrs. Lulla Singh is the daughter of Mr. Kishore Lulla, the sister of Ms Ridhima Lulla and the niece of Mr. Sunil Lulla. She has served as director since November 2014.

Mr. Shailendra Swarup is an Independent Director in our Company. Mr. Swarup is a practicing lawyer in India since 1965 and has over 53 years of experience as corporate attorney in India. He is senior partner of the law firm Swarup & Company, New Delhi, India. His vast experience includes advising Indian and foreign with respect to transborder transactions, acquisitions, joint ventures, technology transfers in diverse sectors and industry. He presently serves as an independent Director on the Board of 7 public companies and 3 private companies. He was one of the members of Confederation of Indian Industry ("CII") Task Force which formulated for the first time in India the Code for corporate governance. He was member of the Committee constituted by the Reserve Bank of India for governance of public sector banks and financial institutions in India. He advised National Council for Applied Economic Research on and reviewed the draft Bill of the new Electricity Act. He advised National Highways Authority of India and the Planning Commission of India on development of documentation for infrastructure Projects through build operate transfer model and public private partnership. Mr. Shailendra Swarup is a cousin of Mr. Dhirendra Swarup (i.e. son of the elder brother of the father of Mr. Dhirendra Swarup). He has served as a director since July 2017.

Mr. Dhirendra Swarup is an Independent Director in our Company. He is a government-certified accountant and a member of the Institute of Public Auditors of India, Mr. Swarup holds a postgraduate degree in humanities. A career bureaucrat, he retired as secretary of Ministry of Finance, Government of India in 2005. He possesses a vast experience of over 45 years in the finance sector and has also worked in UK, Turkey and Georgia. He served as the Chairman of Financial Sector Redress Agency Task Force appointed by Government of India, he is also on the Board of several listed companies besides acting as a member and the Chairman of several committees. In the past, he has held many key positions and responsibilities like being a member of the Board of the SEBI, a member of the Permanent High-level Committee on Financial Markets, chairman of the Pension Funds Regulatory Authority, Chief of the Budget Bureau of the Government of India, a member secretary of the Financial Sector Reforms Commission, chairman of Public Debt Management Authority Task Force, Vice-Chairman of the International Network on Financial Education of OECD. Mr. Dhirendra Swarup is a cousin of Mr. Shailendra Swarup Swarup (i.e. son of the younger brother of the father of Mr. Shailendra Swarup). He has served as a director since July 2019.

Mr David Maisel retired from the company’s Board on March 26, 2020.

Mr Shailendra Swarup will retire from the board upon the closing of the STX transaction.

Senior Management

Ms Ridhima Lulla is our Chief Content Officer, with a core focus on the creative expression for Eros Now, the premier Indian OTT platform controlled by Eros International Plc. She has previously worked for STX Entertainment, Credit Suisse and was integral to several Eros film projects including Ra.One and Dr Cabbie representing different roles. Ridhima has been strengthening the original content strategy for Eros Now, the leading cutting edge rapidly growing OTT (Over-the-top) platform of Eros Digital. Ms Lulla has degrees in Film Production from University of California, a bachelor’s degree in Business Management, Liberal Arts and Sciences from Regent’s University London. She also did several Diplomas in Digital Film-Making from New York Film Academy. Ms. Lulla is the daughter of Mr. Kishore Lulla, the sister of Mrs Rishika Lulla Singh and the niece of Mr. Sunil Lulla

Mr Kumar Ahuja is Chief Operating Officer of Eros International Media Limited, our majority-controlled Indian operating subsidiary. Mr. Ahuja has over 22 years of experience in the media and entertainment industry. Mr Ahuja assumed the role of Chief Operating Officer in 2019 to lead the company’s initiatives in Media and Entertainment and to organically build and grow businesses around the content ecosystems such as Films, Music, TV, Digital, Airborne and various other revenue departments. He has been instrumental in negotiating and securing the company’s distribution partnerships which remains a key focus area, including spearheading Bollywood and opening various new markets like China, Korea, Taiwan and Hong Kong among others.

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

Mr. Pradeep Dwivedi is Chief Executive Officer of Eros International Media Limited, our majority-controlled Indian operating subsidiary. He is an accomplished industry leader with over two decades of experience in the advertising, media, technology and telecom sectors, with established credentials in digital infotainment business as well as print media, news television channels and experiential events. He has a demonstrated track record in revenue growth, sales and marketing, value creation, joint ventures and partnerships, corporate investments, business operations and general management. In the past, he has been CEO of Sakal Media Group, Chief Corporate Sales & Marketing Officer of Dainik Bhaskar Group, and worked in leadership positions with organisations including Tata Teleservices, American Express, GE Capital, Standard Chartered Bank & Eicher Motors in India. He is an active participant in many media industry associations, such as Director of IAA (India Chapter) and a managing committee member of The Advertising Club of India. Mr Dwivedi holds B. Sc and MBA degrees from Panjab University.

Mr. Ali Hussein is our Chief Executive Officer of Eros Now, the premier Indian OTT platform controlled by Eros International Plc. Mr. Hussein has over 18 years of experience in the media, entertainment and digital space. Mr. Hussein has previously been a Board Advisor to Discovery Networks and other start-ups in the media and technology domain. Prior to that, He has worked with Google/YouTube where Mr. Hussein ran the charter for content and product partnerships in South Asia. Mr. Hussein was an early employee of the Joint Venture between Network 18 and Viacom (Viacom 18), where he was responsible for the digital media strategy for all consumer facing media brands like Colors, MTV and others and prior to that with Hungama Digital Media where he managed the portfolio of global content acquisition and distribution. Mr. Hussein joined us in January 2018.

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

The compensation of our non-executive directors is set by our board of directors as a whole, after consulting with outside experts or advisors.

The following tables and footnotes show the remuneration of each of our directors for fiscal 2020:

	Year ended March 31,
	2020 Salary	2020 Director Fees	2020 Benefits(1)	2020 Total	2019 Total
	(in thousands)
Kishore Lulla	$1,360	$—	$—	$1,360	$1,432
Vijay Ahuja(3)	73	—	4	77	221
Sunil Lulla(2)	804	—	17	821	778
Dilip Thakkar	—	76	—	76	78
David Maisel	—	93	—	93	95
Rishika Lulla Singh	480	—	—	480	445
Prem Parameswaran	450	—	35	485	485
Shailendra Swarup	—	51	—	51	52
Dhirendra Swarup	—	46	—	46	—
Total	$3,167	$266	$56	$3,489	$3,586

(1) Health insurance, except for Sunil Lulla (see Note (2) below).

(2) Sunil Lulla’s fiscal 2020 compensation consisted of the following (Indian Rupees translated to U.S. dollars at a rate of INR 70.79 per $1.00)

(3) Vijay Ahuja retired from the company’s Board on December 20th, 2018.

(4) Mr. Dhirendra Swarup was appointed as a Director with effect from July 31, 2019.

Particulars for Mr Sunil Lulla	INR	USD
Basic salary	51,446,124	$726,712
Reimbursements car/entertainment etc.	39,600	559
Company rent accommodation	1,200,000	16,951
Total India	52,685,724	$744,222

The total share based compensation paid to our executive officers in fiscal 2020 was $24.2 million (2019: $16.2 million).

The following table and footnotes show the cost recognised in fiscal 2020 in respect to all outstanding plans and by grant of shares, which are all equity settled instruments, to our directors is as follows:

	Option 2014	Option 2017	June 28, 2016	February 2, 2017	November 22, 2017	November 11, 2018	March 3, 2019	July 11, 2019	February 28, 2020	Total
Kishore Lulla	$—	$—	$80	$—	$249	$1,733	$—	$1,560	$268	3,890
Jyoti Deshpande	—	—	64	—	66	—	—	$—	$—	130
Sunil Lulla	—	—	64	—	199	990	—	$858	$147	2,258
Dilip Thakkar	—	—	—	—	—	151	—	$23	$—	174
David Maisel	88	—	—	—	—	—	—	$—	$—	88
Rishika Lulla Singh	—	287	40	—	199	990	—	$892	$153	2,561
Prem Parameswaran	—	—	—	61	363	—	2,089	$1,181	$—	3,694
Shailendra Swarup	—	—	—	—	—	151	—	$23	$—	174
Total	$88	$287	$248	$61	$1,076	$4,015	$2,089	$4,537	$568	$12,969

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

Share Based Compensation Plans

The compensation cost recognised with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Year ended March 31
	2020	2019	2018
	(in thousands)
IPO India Plan	$145	$1,198	$1,572
JSOP Plan	—	—	615
Option award scheme 2012	—	—	197
2014 Share Plan	—	47	(22)
2015 Share Plan(*)	1,976	3,059	100
Other share option awards(**)	7,829	5,346	7,283
Management scheme (staff share grant) (***)	12,318	11,911	8,173
	$22,268	$21,561	$17,918

(*) includes 674,045 options granted towards Share Plan 2015 during twelve months ended March 31, 2020 at an exercise price of $ 2 per share and average grant date fair value of $ 0.82 per share. In February 2020, the exercise price of said options were modified to GBP 0.3, resulting in incremental fair value of $ 0.55 per share. In addition, includes 233,364 and 622,035 options granted in prior year/s and wherein the exercise price was modified to $ 2 per share and GBP 0.3 per share, respectively, resulting in incremental fair value of $ 0.55-0.63 per share and $ 1.18 per share, respectively.

(**) includes Restricted Share Unit (RSU) and Other share option plans. In respect of 4,899,280 units/options granted towards RSU during twelve months ended March 31, 2020, intrinsic value $ 1.94 per share approximates grant date fair value. Includes 873,000 options accelerated for immediate vesting as against original vesting period of 3 years, resulting in incremental fair value of $ $1.64 per share.

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

The movement in the shares held by the JSOP Trust is given below:

	Year ended March 31
	2020	2019	2018
Shares held at the beginning of the year	384,862	1,146,955	1,146,955
Shares granted	—	—	—
Shares exercised(*)	—	—	—
Shares forfeiture/lapsed	(384,862)	(762,093)	—
Shares held at the end of the year	—	384,862	1,146,955
Unallocated shares held by trust	1,253,656	868,794	106,701
	—	1,253,656	1,253,656

(*) During the year unallocated shares held by the trust were issued to the content vendor at $3.6 per share.

Employee Stock Option Plans

A summary of the general terms of the grants under stock option plans and stock awards are as follows:

Range of exercise prices
IPO India Plan	INR	10 – 150
2014 Share Plan		$16.25–$18.30
2015 Share Plan		$2-33.12 & GBP 0.3
Other share option plans		$16.00
RSU		—
Management Share Award		—

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

The activity in these employee stock option plans is summarized below:

		Year ended March 31
		2020			2019			2018
	Name of Plan	Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	IPO India Plan	757,886	INR	32.17	1,624,035	INR	28.85	2,108,063	INR	34.96
Granted		—		—	—		—	863,320		10.00
Exercised		(121,496)		10.00	(536,263)		10.00	(1,113,160)		32.19
Forfeited and lapsed		(156,775)		10.00	(329,886)		51.66	(234,188)		10.00
Outstanding at the end of the year		479,615		45.03	757,886		32.17	1,624,035		28.85
Exercisable at the end of the year		325,740	INR	61.56	289,002	INR	68.13	501,122	INR	65.14

Outstanding at the beginning of the year	JSOP Plan	384,862		$11.00	1,146,955		$16.22	1,146,955		$16.22
Granted		—		—	—		—	—		—
Exercised		—		—	—		—	—		—
Forfeited and lapsed		(384,862)		11.00	(762,093)		18.86	—		—
Outstanding at the end of the year		—		$—	384,862		$11.00	1,146,955		$16.22
Exercisable at the end of the year		—		$—	384,862		$11.00	728,736		$11.00

Outstanding at the beginning of the year	Option award scheme 2012	—		$—	674,045		$11.00	674,045		$11.00
Granted		—		—	—		—	—		—
Exercised		—		—	—		—	—		—
Forfeited and lapsed		—		—	(674,045)		11.00	—		—
Outstanding at the end of the year		—		—	—		—	674,045		11.00
Exercisable at the end of the year		—		—			—	449,363		$11.00

Outstanding at the beginning of the year	2014 Share Plan	399,999		$17.79	399,999		$17.79	723,749		$18.06
Granted		—		—	—		—	—		—
Exercised		—		—	—		—	—		—
Forfeited and lapsed		—		—	—		—	(323,750)		18.39
Outstanding at the end of the year		399,999		17.79	399,999		17.79	399,999		17.79
Exercisable at the end of the year		399,999		$17.79	399,999		$17.79	289,583		$17.67

Outstanding at the beginning of the year	2015 Share Plan	1,290,399		$14.68	211,250		$16.21	233,750		$16.23
Granted (i)		674,045		0.38	1,305,399		14.86	—		—
Exercised (ii)		(132,013)		2.00	(10,416)		7.92	(10,208)		8.71
Forfeited and lapsed		(233,333)		16.18	(215,834)		18.23	(12,292)		14.64
Outstanding at the end of the year		1,599,098		2.69	1,290,399		14.68	211,250		16.21
Exercisable at the end of the year		1,549,098		$2.72	981,545		$14.66	181,354		$17.36

Outstanding at the beginning of the year	Other share option plans	500,000		$16.00	500,000		$18.88	500,000		18.88
Granted		—			—			—		—
Exercised		—			—			—		—
Forfeited and lapsed		(500,000)		16.00	—			—		—
Outstanding at the end of the year		—		—	500,000		16.00	500,000		18.88
Exercisable at the end of the year		—		$—	400,000		$16.00	300,000		$18.88

Outstanding at the beginning of the year	RSU	505,945		—	837,590		—	182,725		—
Granted (iii) (iv)		4,899,280		0.06	211,567		—	1,044,290		—
Exercised		(2,088,181)		—	(450,541)		—	(366,491)		—
Forfeited and lapsed		(37,447)		—	(92,672)		—	(22,934)		—
Outstanding at the end of the year		3,279,597		0.1	505,944		—	837,590		—
Exercisable at the end of the year		311,740		—	34,416		—	119,150		—

Outstanding at the beginning of the year	Management Scheme	2,593,333		—	1,513,333		—	1,130,000		—
Granted (v)		10,230,320		—	1,400,000		—	700,000		—
Exercised (vi)		(7,448,320)		—	(320,000)		—	(316,667		—
Forfeited and lapsed		(320,000)		—	—		—	—		—
Outstanding at the end of the year		5,055,333		0.01	2,593,333		—	1,513,333		—
Exercisable at the end of the year		890,000		0.03	516,667		—	173,333		—

(i) includes 233,364 and 622,035 options granted in prior year/s and wherein the exercise price was modified to $ 2 per share and GBP 0.3 per share, respectively

(ii) the exercise price of said options were modified to GBP 0.3, resulting in incremental fair value of $ 0.55 per share

(iii) Out of the options granted, 619,000 RSU were converted from A ordinary shares to B ordinary shares on October 7, 2019

(iv) Out of above, 873,000 RSU were accelerated for immediate vesting as against original vesting period of 3 years.

 (v) Includes 6,808,320 B Ordinary shares granted on July 12, 2019 and February 28, 2020, respectively and 1,238,000 shares converted from A Ordinary shares to B Ordinary share on October 7, 2019.

(vi) Includes treasury shares of 6,808,320 B Ordinary shares exercised during the year, wherein vesting schedule is in equal instalments over three years from date of grant. The following table summarizes information about outstanding stock options:

	Year ended March 31
	2020			2019			2018
Name of Plan	Weighted average remaining life (Years)	Weighted average exercise price		Weighted average remaining life (Years)	Weighted average exercise price		Weighted average remaining life (Years)	Weighted average exercise price
IPO India Plan	6.30	INR*	45.03	7.70	INR*	32.17	8.11	INR*	35.0
JSOP Plan	—		$—	3.05		$11.00	3.93		$16.19
Option award scheme 2012	—		$—	—		$—	3.75		$11.00
2014 Share Plan	1.25		$17.79	2.25		$17.79	5.96		$17.79
2015 Share Plan	5.00		$2.69	6.01		$14.68	6.06		$16.21
Other share option plans	—		$—	1.87		$16.00	2.87		$18.88
RSU	9.36		$—	6.00		$—	5.60		$—
Management Scheme	8.94		$0.1	6.00		$—	5.56		$—

 *INR – Indian Rupees

2015 Share Plan

The following table summarizes information about inputs to the fair valuation model for options granted during the year:

Inputs
Expected volatility(1)	108.2%
Option life (Years)	2.6
Dividend yield	0%
Risk free rate	0.3
Range of exercise price of the granted options at the grant date(2)	$0.38

(1)	The expected volatility of all other options is based on the historic share price volatility of the Company over time periods comparable to the time from the grant date to the maturity dates of the options.
(2)	Fair value of options granted under all other schemes is measured using a Black Scholes model.

Joint Stock Ownership Plan Reserve (JSOP Reserve)

(in thousands)
Balance at April 1, 2018	$(15,985)
Issue out of treasury shares	—
Balance at April 1, 2019	$(15,985)
Issue out of treasury shares	15,985
Balance at March 31, 2020	$—

The JSOP Reserve represents the cost of shares issued by Eros International Plc and held by the JSOP Trust to satisfy the requirements of the JSOP Plan (Refer Note 27).  On June 5, 2014, the Board approved discretionary vesting of 20% of the applicable JSOP shares. In the current year Nil (2019: 868,794) ‘A’ ordinary shares held by the JSOP Trust were eligible to be issued to employees.

The number of shares held by the JSOP Trust at March 31, 2020 was Nil ‘A’ Ordinary shares (2019: 1,253,656 ‘A’ Ordinary shares).

C. Board Practices

All directors hold office until the expiration of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:

•	Class A, whose term will expire at the annual general meeting to be held in fiscal year 2021;
•	Class B, whose term will expire at the annual general meeting to be held in fiscal year 2022; and
•	Class C, whose term will expire at the annual general meeting to be held in fiscal year 2023.

Our directors for fiscal year 2020 are classified as follows:

•	Class I: Dilip Thakkar and Rishika Lulla Singh;;
•	Class II: Kishore Lulla, Shailendra Swarup, Dhirendra Swarup and Prem Parameswaran; and
•	Class III: Sunil Lulla.

As more fully described below in “Part I — Item 10. Additional Information — C. Material Contracts,” pursuant to the Merger Agreement entered into by the Company on April 17, 2020 and related agreements, upon the consummation of the transactions contemplated thereby the board of directors will have nine directors, of whom four (the “Founders Group Directors”) will be selected by the Founders Group, four (the “STX Directors”) will be selected by STX Filmworks, Inc. (“STX”), and the remaining one director will be jointly selected by the Founders Group and STX (the “Jointly Selected Director”). The foregoing directors will be divided into three classes, each of which will serve for staggered three-year terms. One Founders Group Director, one STX Director and the Jointly Selected Director will be allocated to the class of directors initially holding office until the Company’s 2021 annual general meeting; one Founders Group Director and two STX Directors will be allocated to the class of directors initially holding office until the Company’s 2022 annual general meeting; and two Founders Group Directors and one STX Director will be allocated to the class of directors initially holding office until the Company’s 2023 annual general meeting.

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

On November 11, 2018, with effect from November 1, 2018, Kishore Lulla’s gross annual salary is amended and revised to $1,359,600. All other conditions of the employment contracts remain the same. Kishore Lulla is also director on the board of Eros India.

Sunil Lulla, our director, has entered into an employment agreement with Eros India pursuant to which he serves as Executive Vice Chairman and Managing Director of Eros India. Sunil Lulla is entitled to receive a basic gross annual salary, as well as medical insurance and certain other benefits and perquisites. Eros India may terminate the agreement upon thirty days’ notice if certain events occur, including a material breach of the agreement by Sunil Lulla. The agreement contains a confidentiality provision that restricts Sunil Lulla during the term of his employment and for a period of two years following termination and a non- competition provision that restricts him during the term of his employment. Mr. Sunil Lulla is also entitled to salary of GBP 60,000 (w.e.f April 2019) and 1,191,000 A ordinary shares awards in total, which will vest annually over the next three years.

Mrs. Rishika Lulla Singh, our director, has entered into a service agreement on July 3, 2015 with Eros Digital FZ LLC, pursuant to which she serves as the Chief Executive Officer and an executive director of Eros Digital FZ LLC. On November 11, 2018 with effect from November 1, 2018, Mrs. Rishika Lulla Singh’s gross annual salary is amended and revised to $480,000. Mrs. Rishika Lulla Singh is also entitled to 1,238,000 A ordinary shares awards in total, which will vest annually over the next three years.

Our non-executive Director, Mr. Dilip Thakkar, has entered into letter of appointment with us that provide him with annual fees of $76,112 per annum (equivalent to GBP 60,000, as per Board Meeting dated June 28, 2016). Mr. Shailendra Swarup has been appointed as non-executive Director with effect from July 25, 2017 and annual fees for his service has director for Eros International Plc is $50,741 (equivalent to GBP 40,000). Mr. Dhirendra Swarup has been appointed as non-executive Director with effect from July 31, 2019 and annual fees for his service as director for Eros International Plc is $34,626 (equivalent to GBP 26,667) The appointments are for an initial period of one year, and there after terminable by either the non-executive director or by us with three months’ written notice, or by us immediately in the case of fraud.

Mr. David Maisel, our director, has entered into a service agreement with us, pursuant to which he serves as a non-executive director, which provides him with an annual fee of $93,000. The service agreement is terminable by either party with 30 days written notice. The service agreement is for a term of five years and three months from November 2014. Mr. Maisel was granted options to purchase up to 500,000 A ordinary shares at $16 (modified from $18.88 to $16 as of September 18,2018) as part of his service agreement, such options vest in five equal tranches commencing in November 2015. There are certain conditions under which, if the agreement is terminated before the relevant vesting date, the unvested options lapse. Mr. David Maisel resigned on March 26, 2020.

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

Mr. Mark Carbeck, our Chief Corporate and Strategy Officer has entered into a service agreement with Eros International Limited to provide services to us and certain of our subsidiaries. The service agreement is terminable by either party with three months’ written notice. Eros International Ltd may terminate the agreement immediately in certain circumstances, including upon certain types of misconduct or upon paying the executive an amount equivalent to his basic salary for a three month period. Mr. Carbeck receives a basic gross annual salary and is entitled to participate in any current bonus scheme applicable to his position. The agreement contains a confidentiality provision non-competition and non-solicitation provisions that restrict the executive for a period of twelve months following termination.

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

The current members of our Audit Committee are Mr. Dilip Thakkar (Chair), Mr. Shailender Swarup and Mr Dhirendra Swarup. Our board of directors has determined that each of the members of our Audit Committee are independent. The Audit Committee met eight times during fiscal year 2020.

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

The current members of our Remuneration Committee are Mr. Shailendra Swarup (Chair) and Mr. Dilip Thakkar. The Remuneration Committee met five times during fiscal year 2020. Our board of directors has determined that each of the members of our Remuneration Committee is independent.

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

The current members of our Nomination Committee are Mr. Shailendra Swarup (Chair) and Mr. Thakkar. The Nomination Committee is an ad hoc committee and met three times during fiscal year 2020. Our board of directors has determined that each of the members of our Nomination Committee is independent.

The table below summarizes the composition of our committees during the year.

	Audit Committee	Remuneration Committee	Nomination Committee
Shailendra Swarup	Member	Chairman	Chairman
Dilip Thakkar	Chairman	Member	Member
Dhirendra Swarup	Member	—	—

As more fully described below in “Part I — Item 10. Additional Information — C. Material Contracts,” upon the consummation of the transactions contemplated by the Merger Agreement, it is expected that the Audit Committee will consist of four members, two of whom will be Founders Group Directors and two of whom will be STX Directors; the Remuneration Committee will consist of three members, one of whom will be a Founders Group Director, one of whom will be an STX Director and one of whom will be the Jointly Selected Director; and the Nomination Committee will consist of four members, two of whom will be Founders Group Directors and two of whom will be STX Directors.

D. Employees

As of March 31, 2020, we had 340 employees, with 316 employees based in India, and the remainder employed by our international subsidiaries. All are full time employees or contractors. Our employees are not unionized. We believe that our employee relations are good.

B. Related Party Transactions

The following is a description of transactions since April 1, 2015 to which we have been a party, in which the amount involved in the transaction exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our issued share capital had or will have a direct or indirect material interest.

Family Relationships

Mr. Kishore Lulla, our director and Chairman, is the brother of Mr. Sunil Lulla, and father of Mrs. Rishika Lulla Singh, each of whom are directors, and a cousin of Mr. Vijay Ahuja, our former director and Vice Chairman (upto December 20th,2018)and of Mr. Surender Sadhwani, our President of Middle East Operations. Mr. Sunil Lulla is the brother of Mr. Kishore Lulla, uncle to Mrs. Rishika Lulla Singh, and a cousin of Mr. Vijay Ahuja and Mr. Surender Sadhwani. Mr. Vijay Ahuja is a cousin of Mr. Kishore Lulla and Mr. Sunil Lulla Mrs. Rishika Lulla Singh is the daughter of Mr. Kishore Lulla and niece of Mr. Sunil Lulla. Mr. Surender Sadhwani is a cousin of Mr. Kishore Lulla and Mr. Sunil Lulla. Mr. Arjan Lulla, our founder, was the father of Mr. Kishore Lulla and Mr. Sunil Lulla, grandfather of Mrs. Rishika Lulla Singh, uncle of Mr. Vijay Ahuja and Mr. Surender Sadhwani and an employee of Redbridge Group Ltd., he was the Honorary President of Eros and a director of our subsidiary Eros WorldwideMrs. Manjula Lulla, the wife of Mr. Kishore Lulla, is an employee of our subsidiary. Ms Ridhima Lulla, is the daughter of Mr. Kishore Lulla and an employee of our subsidiary. Mrs. Krishika Lulla is the wife of Mr. Sunil Lulla and an employee of Eros India. Mr. Swaneet Singh is the husband of Mrs. Rishika Lulla Singh and son in law of Mr. Kishore Lulla.

Leases

Pursuant to a lease agreement that expired on March 31, 2020, the lease requires Eros International Media Limited to pay $4,000 each month under this lease. Eros International Media Limited leases apartments for studio use at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Manjula K. Lulla, the wife of Kishore Lulla. The lease was renewed on April 1, 2020 for a further period of one year on the same terms.

Pursuant to a lease agreement that expires on September 30, 2021, the lease requires Eros International Media Limited to pay $4,000 each month under this lease. Eros International Media Limited leases for use as executive accommodations the property Aumkar Bungalow, Gandhi Gram Road, Juhu, Mumbai, from Sunil Lulla.

Pursuant to a lease agreement that expired on January 4, 2020, Eros International Media Limited leases office premise for studio use at Supreme Chambers, 5th Floor, Andheri (W), Mumbai from Kishore and Sunil Lulla. Beginning January 2015, the lease requires Eros International Media Limited to pay $82,000 each month under this lease. The lease was renewed with effect from January 5, 2020 for a further period of five years on the same terms.

Honorary Appointment of Mr. Arjan Lulla

Pursuant to an agreement the Group entered into with Red Bridge Group Limited on June 27, 2006, the Group agreed to pay an annual fee set each year for the services of late Arjan Lulla, the father of Kishore Lulla and Sunil Lulla, grandfather of Mrs. Rishika Lulla Singh, uncle of Vijay Ahuja and Surender Sadhwani and an employee of Redbridge Group Limited. In the fiscal years 2020, 2019 and 2018, the Group paid Arjan Lulla $ Nil, $186,000 and $270,000, respectively. The agreement made Arjan Lulla honorary life president and provided for services including attendance at Board meetings, entrepreneurial leadership and assistance in setting the Group’s strategy. Arjan Lulla passed away in December 2018. Red Bridge Group Limited is an entity owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary.

Lulla Family Transactions

The Lulla family refers to Mr. Arjan Lulla, Mr. Kishore Lulla, Mr. Sunil Lulla, Mrs. Manjula Lulla, Mrs. Krishika Lulla, Mrs. Rishika Lulla Singh, and Ms. Riddhima Lulla and Mr. Swaneet Singh.

The Group has engaged in transactions with NextGen Films Private Limited(*), an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla, which with effect from September 19, 2019 ceased to be a related party, each of which involved the purchase and sale of film rights. In the period ended September 19, 2019, NextGen Films Private Limited sold film rights $ 393,000 (2019: $1,109,000 2018: $7,760,000) to the Group, and purchased film rights, including production services, of Nil (2019: Nil and 2018: $Nil). The Group the period ended September 19, 2019 advanced $2,113,000 (2019: $6,192,000 2018: $19,025,000) to NextGen Films Private Limited for film co-production and received refund of $Nil (2019: $Nil, 2018: $6,114,000) on abandonment of certain film projects.

The Group also engaged in transactions with Everest Entertainment LLP entity owned by the brother of Manjula K. Lulla, wife of Kishore Lulla, which is involved in the purchase and sale of film rights. In March 31, 2020, Everest Entertainment LLP sold film rights of $18,000 (2019: 1,260,000, 2018: 166,000) to the Group and purchased film rights of $ Nil (2019: $ 314,000).

Mrs. Manjula Lulla, the wife of Kishore Lulla, is an employee of Eros International Plc. and is entitled to a salary of $147,000 per annum (2019: $144,000 and 2018: $139,000). Mrs. Krishika Lulla, the wife of Sunil Lulla, is an employee of EIML and is entitled to a salary of $121,000 per annum (2019: $123,000 2018: $133,000). Ms. Riddhima Lulla, the daughter of Kishore Lulla, is an employee of Eros Digital FZ LLC and is entitled to a salary of $300,000 per annum (2019: $213,000 2018: $90,000) which is borne by Eros Worldwide LLC.

All of the amounts outstanding are unsecured and will be settled in cash.

As at March 31, 2020, the Group has provided performance guarantee to a bank amounting to $Nil (2019: $8,000,000 2018: $8,000,000) in connection with funding commitments. under film co-production agreements with NextGen Films Private Limited and having varying maturity dates up to the next 12 months. The Group did not earn any fee to provide such guarantees.

The Group has engaged in transactions with Xfinite Global Plc, a subsidiary of Eros Investment Limited on which it has significant influence. The Group has accounted $12,776 (2019: $1,413, 2018: $ Nil) as revenue during the year ended March 31, 2020.

(*) With effect from September 19, 2019, NextGen Films Private Limited ceased to be a related party.

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

Lulla Foundation

Prior to our listing on the NYSE in November 2013, we issued the equivalent of 282,949 A ordinary shares to the Lulla Foundation (formerly the Eros Foundation), a U.K. registered charity, for no consideration. Such shares were granted by our Remuneration Committee to Mr. Kishore Lulla as compensation, each of whom directed the issuance of such shares to the Lulla Foundation. Mr. Kishore Lulla and his wife, Mrs. Manjula K. Lulla, are trustees, but not beneficiaries, of the foundation. The Lulla Foundation sold 76,000 A ordinary shares between May 20, 2014 and June 8, 2018 and now currently has 221,949 A ordinary shares as of June 30, 2020.

C. Interests of Experts and Counsel

Not applicable.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as at July 27, 2020 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as at July 27, 2020 are based on an aggregate of 177,277,956 ordinary shares issued and outstanding as at that date.

	Number of A Ordinary Shares Beneficially Owned		Number of B Ordinary Shares Beneficially Owned

Directors	Number of	Percent	Number of	Percent
	A Shares	of Class	B Shares	of Class

Kishore Lulla (1)	*	*	17,723,085	81.7%
Rishika Lulla Singh	*	*	2,662,666	12.2%
Sunil Lulla	*	*	*	*
Prem Parameswaran	*	*	*	*
Shailendra Swarup	*	*	*	*
Dhirendra Swarup	*	*	*	*
Dilip Thakkar	*	*	*	*

Senior Management
Kumar Ahuja	*	*	*	*
Mark Carbeck	*	*	*	*
Pradeep Dwivedi	*	*	*	*
Ali Hussein	*	*	*	*
Ridhima Lulla	*	*	1,314,667	6.1%

All Directors and Senior Management	5,542,655	3.56%	21,700,418	100.0%

*	Represents less than 1%.
(1)	Kishore Lulla's interest in certain of his shares is by virtue of (i) his holding ownership interests in, and being a potential beneficiary of, discretionary trusts that hold our shares and (ii) serving as trustee of the Lulla Foundation, a U.K. registered charity that holds our shares.

The Founder Group, including Kishore Lulla and his direct descendants, by virtue of the B ordinary shares they own, have different voting rights from holders of A ordinary shares. Each A ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, and each B ordinary share is entitled to ten votes. In order to vote at any meeting of shareholders, a holder of B ordinary shares will first be required to certify that it is a permitted holder as defined in our articles of association. Following the adoption of the new Amended Articles of Association, Mr. Sunil Lulla, the brother of Kishore Lulla and the current Chairman and Managing Director of Eros International Media Limited and a member of the board of directors of Eros, and his descendants, will be within the scope of permitted holders.

Options to purchase A ordinary from the Company are granted from time to time to directors, officers and employees of the Company on terms and conditions acceptable to the Board of Directors.

The following table provides option details with respect to the directors and officers as at June 30, 2020.

Name	Number of ‘A’ ordinary Shares Options	Date of Grant	Exercise Price		Expiration Date
Prem Parameswaran	300,000	Sep-15		$18.30	Jun-21
Mark Carbeck	70,000	Feb-15		$14.97	Mar-25
Ridhima Lulla	250,000	Sep-18	GBP	0.30	Mar-25
Rishika Lulla	242,035	Sep-18	GBP	0.30	Mar-25

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and accompanying footnotes provide information regarding the beneficial ownership of our ordinary shares as of July 27, 2020 with respect to each person or group who beneficially owned 5% or more of our issued ordinary shares.

Beneficial ownership, which is determined in accordance with the rules and regulations of the SEC, means the sole or shared power to vote or direct the voting or dispose or direct the disposition of our ordinary shares. The number of our ordinary shares beneficially owned by a person includes ordinary shares issuable with respect to options or similar convertible securities held by that person that are exercisable or convertible within 60 days of July 27, 2020.

The number of shares and percentage beneficial ownership of ordinary shares below is based on 155,577,538 issued A ordinary shares and 21,700,418 issued B ordinary shares as of July 27, 2020.

Except as otherwise indicated in the footnotes to the table, shares are owned directly or indirectly with sole voting and investment power, subject to applicable marital property laws.

	Number of A Ordinary Shares Beneficially Owned		Number of B Ordinary Shares Beneficially Owned

Major shareholders	Number of	Percent	Number of	Percent
	A Shares	of Class	B Shares	of Class

Kishore Lulla	1,041,404	0.7%	17,723,085	81.7%
Beech Investments Limited	318,818	0.2%	8,046,048	37.1%

(1)	Kishore Lulla’s interest in certain of his shares is by virtue of (i) his holding ownership interests in, and being a potential beneficiary of, discretionary trusts that hold our shares and (ii) serving as trustee of the Lulla Foundation, a U.K. registered charity that holds our shares.
(2)	Beech Investments Limited, c/o SG Kleinwort Hambros Trust Company (Channel Islands) Limited, PO Box 197, SG Hambros House, 18 Esplanade, St Helier, Jersey, JE4 8RT. Beech Investments, a company incorporated in the Isle of Man, is owned by discretionary trusts that include Eros director Kishore Lulla as a beneficiary. The shares currently held by Beech Investments Limited are being held as both A ordinary and B ordinary shares. The B ordinary shares would convert into A ordinary shares (pursuant to Section 22.1 of the Articles of Association) upon being transferred to a person who is not a Permitted Holder (as defined in Section 22.1 of the Articles of Association).

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

•	Kishore Lulla’s interest in certain of his shares is by virtue of (i) his holding ownership interests in, and being a potential beneficiary of, discretionary trusts that hold our shares and (ii) serving as trustee of the Lulla Foundation, a U.K. registered charity that holds our shares. Since July 30, 2019, Mr. Lulla’s aggregate ownership of our A and B ordinary shares, through both direct and indirect ownership, has increased by 1,149,493 shares. The change in Mr. Lulla’s ownership was driven by several factors including, but not limited to: share grants received through executive compensation schemes, a decrease in holdings of Eros Ventures limited and the conversion of certain amounts of B ordinary shares into A ordinary shares.

The Founder Group, including Kishore Lulla and his direct descendants, by virtue of the B ordinary shares they own, have different voting rights from holders of A ordinary shares. Each A ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, and each B ordinary share is entitled to ten votes. In order to vote at any meeting of shareholders, a holder of B ordinary shares will first be required to certify that it is a permitted holder as defined in our articles of association. Following the adoption of the new Amended Articles of Association, Mr. Sunil Lulla, the brother of Kishore Lulla and the current Chairman and Managing Director of Eros International Media Limited and a member of the board of directors of Eros, and his descendants, will be within the scope of permitted holders.

As of June 30, 2020, approximately 140,631,271 of our A ordinary shares, representing 95.0% of our outstanding A ordinary shares as of June 30, 2020, were held by a total of 2 record holders with addresses in the United States. The number of beneficial owners of our A ordinary shares in the United States is likely to be much larger than the number of record holders of our A ordinary shares in the United States. No B ordinary shares are held by individuals with addresses in the United States.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see “Part III — Item 18. Financial Statements” for a list of the financial statements filed as part of this Annual Report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The high and low last reported sale prices for our shares for the periods indicated are as shown below. We note that the periods are split between when Eros International was listed on the Alternative Investment Market (“AIM”) and when it was listed on the New York Stock Exchange (“NYSE”) on November 13, 2013. With respect to the trading prices on AIM, the prices are adjusted to reflect the one-for-three reverse stock split, which occurred on November 18, 2013, and a translation from British Pound Sterling to U.S. dollars based on the prevailing exchange rate between the British Pound Sterling and the U.S. dollar at the time of the applicable trade. Amounts on the NYSE share price table below are for the period November 18, 2013 to June 30, 2020; and on the AIM share price table, for the period April 1, 2010 to November 18, 2013, only.

	Price per share on NYSE
	High	Low
Fiscal year:
2014	$16.07		$8.94
2015	$22.44		$13.65
2016	$37.60		$6.81
2017	$19.23		$9.65
2018	$16.10		$6.85
2019	$14.50		$7.04
2020	$8.97		$1.24

Fiscal Quarter:

First quarter 2020	$8.97		$1.35
Second quarter 2020	$4.44	$
Third quarter 2020	$3.39		$1.30
Fourth quarter 2020	$4.44		$1.37
Month:
April 2019	$8.97		$8.00
May 2019	$8.59		$7.44
June 2019	$7.66		$1.35
July 2019	$1.82		$1.48
August 2019	$1.69		$1.24
September 2019	$3.51		$1.72
October 2019	$2.32		$1.30
November 2019	$2.67		$1.91
December 2019	$3.39		$2.45
January 2020	$4.44		$2.41
February 2020	$3.14		$2.29
March 2020	$2.52		$1.37
April 2020	$3.05		$1.43
May 2020	$3.32		$2.45
June 2020	$3.84		$2.90

	Price per share on AIM
	High	Low
Fiscal year:
2011	$13.37	$7.51
2012	$13.11	$9.54
2013	$15.02	$8.05
Fiscal Quarter:
First quarter 2013	$15.02	$8.50
Second quarter 2013	$11.53	$8.05
Third quarter 2013	$11.81	$8.90
Fourth quarter 2013	$12.16	$10.44
First quarter 2014	$11.36	$8.79
Second quarter 2014	$13.45	$9.06
Month:
October 2013	$11.05	$10.27
November 2013	$11.05	$10.27

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

At March 31, 2020, Eros International plc has authorized share capital of 180,100,915 A ordinary shares at a par value of GBP 0.30 per share, of which 127,116,702 is issued share capital, and authorized share capital of 19,899,085B ordinary shares at a par value of GBP 0.30 per share, of which 19,899,085is entirely issued and outstanding.

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

On 29 June 2020, at an extraordinary general meeting, a resolution of our shareholders was passed that, conditional upon the completion of the Merger described in the accompanying Circular, the Articles of Association be amended as set out in the marked-up version of the Articles of Association provided to shareholders as part of the proxy materials for that meeting. As at the date hereof, completion of the Merger has not taken place and the amendments are not yet effective.

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

C. Material Contracts

Agreement and Plan of Merger

On April 17, 2020, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with STX Filmworks Inc., a Delaware corporation (“STX”), England Holdings 2 Inc., a Delaware corporation and indirect wholly owned subsidiary of the Company (“England Holdings 2”), and England Merger 1 Corp. (f/k/a England Merger Corp.), a Delaware corporation and a direct wholly owned subsidiary of England Holdings 2 (“Merger Sub”), which provides for, among other things, the merger of Merger Sub with and into STX (the “Merger”), with STX surviving as the surviving corporation and a direct wholly owned subsidiary of England Holdings 2. Eros, as the combined company following the Merger, is referred to hereafter as the “combined company.”

On the terms and subject to the conditions of the Merger Agreement, each share of STX preferred stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be converted into the right to receive a number of contractual contingent value rights (“CVRs”), without interest, based on the liquidation value and, if applicable, the exit payment, of the respective share of STX preferred stock (the “Merger Consideration”), and such CVRs will in turn entitle the holder thereof to receive, on the settlement date of the CVRs, a number of A ordinary shares to be calculated in accordance with certain agreements governing the CVRs (the “CVR Agreements”). Each share of STX common stock and each STX stock option and restricted stock unit award issued and outstanding as of immediately prior to the Effective Time will be cancelled at the Effective Time without consideration. The aggregate number of A ordinary shares to be issued to the former STX stockholders upon settlement of the CVRs (the “Aggregate Merger Consideration CVR Shares”) will be equal to, and will in no event exceed, the total number of ordinary shares of the Company outstanding as of immediately prior to the Effective Time on a fully diluted basis. The calculation of the fully diluted number of outstanding ordinary shares for this purpose will include (1) the aggregate number of ordinary shares subject to issuance pursuant to then outstanding in-the-money (based on the volume weighted average trading price of A ordinary shares for the 20 days prior to the Effective Time) Company stock options and (2) the aggregate number of ordinary shares subject to issuance pursuant to then outstanding Company restricted stock unit awards.

Pursuant to the CVR Agreements, the applicable CVRs issued as Merger Consideration shall be settled in A ordinary shares on the date (the “Settlement Date”) that is the earlier to occur of (1) the later to occur of (a) the first time that the A ordinary shares issuable pursuant to the CVRs have been registered for resale pursuant to an effective registration statement under the Securities Act of 1933, as amended, and (b) the 75th day after the Effective Time and (2) the date that is six months after the Effective Time. Each CVR will entitle the holder thereof to receive, on the Settlement Date, a number of A ordinary shares allocated from the Aggregate Merger Consideration CVR Shares based on the respective classes of STX preferred stock in respect of which the applicable CVRs were issued. However, the total number of A ordinary shares issuable pursuant to all CVRs will not exceed, in the aggregate, the Aggregate Merger Consideration CVR Shares.

Each holder of a CVR (other than any such holder that is also a purchaser under the PIPE Subscription Agreement (as defined below) and delivered a PIPE Lock-Up Agreement (as defined below) in connection with the PIPE Subscription Agreement) will, as a condition to receiving any A ordinary shares issuable in respect of such CVRs on the Settlement Date, be required to execute and deliver a lock-up agreement to the combined company (the “CVR Lock-Up Agreements”). Pursuant to the CVR Lock-Up Agreements, each holder of a CVR will agree not to, without the prior written consent of the combined company, directly or indirectly transfer the A ordinary shares issued to such holder on the Settlement Date for a period of 18 months from the Settlement Date.

The Merger Agreement, among other things, addresses certain post-closing governance matters, including, (1) that Kishore Lulla, currently the Executive Chairman and Chief Executive Officer of the Company, will be appointed as Executive Co-Chairman of the combined company; and (2) Robert B. Simonds, Jr., currently the Chairman and Chief Executive Officer of STX, will be appointed as Co-Chairman and Chief Executive Officer of the combined company. In addition, effective as of the Effective Time, the board of directors of the combined company (the “Board”) will have nine directors, of whom four (the “Founders Group Directors”) will be selected by the Founders Group, four (the “STX Directors”) will be selected by STX, and the remaining one director will be jointly selected by the Founders Group and STX (the “Jointly Designated Director”). The foregoing directors will be divided into three classes, each of which will serve for staggered three-years term. One Founders Group Director, one STX Director and the Jointly Designated Directorwill be allocated to the class of directors initially holding office until the Company’s 2021 annual general meeting; one Founders Group Director and two STX Directors will be allocated to the class of directors initially holding office until the Company’s 2022 annual general meeting; and two Founders Group Directors and one STX Director will be allocated to the class of directors initially holding office until the Company’s 2023 annual general meeting. At least one Founders Group Director and at least one STX Director will each be required to satisfy the independence standards of the New York Stock Exchange with respect to the combined company as of the Effective Time.

Effective as of the Effective Time, the Audit Committee of the Board will consist of four members, two of whom will be Founders Group Directors and two of whom will be STX Directors; the Nomination and Governance Committee of the Board will consist of four members, two of whom will be Founders Group Directors and two of whom will be STX Directors; and the Remuneration Committee of the Board will consist of three members, one of whom will be a Founders Group Director, one of whom will be an STX Director and one of whom will be the Jointly Designated Director.

The requisite majority of STX stockholders have adopted the Merger Agreement and approved the transactions contemplated by the Merger Agreement and related documents. Although not required under the Company’s organizational documents or Isle of Man law, a majority in voting power of the Company shareholders have approved the transactions contemplated by the Merger Agreement, PIPE Subscription Agreement and related documents, including the issuance of A ordinary shares pursuant to the Merger Agreement and the Equity Financing (as defined below). Pursuant to a Voting and Support Agreement entered into concurrently with the Merger Agreement, the Founders Group further agreed, among other things, to vote their respective ordinary shares in favor of the transactions contemplated by the Merger Agreement and the Equity Financing, the adoption of the Amended Articles of Association (as defined below) and against any alternative proposals.

The completion of the Merger is subject to customary conditions, including: (1) the expiration or termination of the applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which condition was fulfilled on May 11, 2020; (2) the receipt of any authorization or consent from a governmental authority required to be obtained with respect to the Merger under certain non-U.S. antitrust laws, which condition was fulfilled on July 8, 2020; (3) the absence of any order or law that has the effect of enjoining or otherwise prohibiting the consummation of the Merger; (4) the substantially concurrent consummation of an aggregate of at least $110 million out of a total of $125 million of equity financing for the combined company (the “Equity Financing”), consisting of (a) the transactions contemplated by the PIPE Subscription Agreement, together with the related subscription for a new class of preferred stock of STX by the purchasers under the PIPE Subscription Agreement, and (b) the arrangement by the Company of at least $50 million of additional equity financing (the “Additional Equity Financing”) from new investors and/or through drawdowns pursuant to the 2020 Equity Offering (as defined below), of which Additional Equity Financing of at least $35 million of gross proceeds must be funded at or prior to the Effective Time (with at least $20 million of such $35 million of gross proceeds at closing required to be drawn pursuant to the 2020 Equity Offering), with any remaining balance of the Equity Financing required to be consummated within 90 days after the Effective Time; (5) the approval for listing on the New York Stock Exchange of the Aggregate Merger Consideration CVR Shares; (6) the continued effectiveness of certain consents and waivers by STX’s existing senior lenders under STX’s existing senior credit facilities and by STX’s existing mezzanine lenders under STX’s existing mezzanine credit facility with respect to the Merger and related transactions, which was delivered concurrently with the Merger Agreement; (7) the execution and delivery by the parties thereto of the CVR Agreements, the Investors’ Rights Agreement (as defined below) and the Registration Rights Agreement (as defined below); (8) subject to certain exceptions, the accuracy of the representations and warranties of Eros and STX, respectively; and (9) performance by the Company and STX in all material respects of their respective obligations under the Merger Agreement.

The Merger Agreement includes customary representations and warranties of the Company and STX and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of its business during the interim period between execution of the Merger Agreement and the Effective Time and (2) its non-solicitation obligations in connection with alternative acquisition proposals. In addition, the Company agreed to call and hold, as soon as practicable after the date of the Merger Agreement, an extraordinary general meeting of shareholders for the purpose of approving the Amended Articles of Association to reflect certain governance arrangements set forth in the Investors’ Rights Agreement and certain related matters. At such extraordinary general meeting, held on June 29, 2020, the Amended Articles of Association were duly approved by the requisite vote of the Company shareholders.

The Merger Agreement provides for certain customary termination rights for both the Company and STX, including in the event the conditions to their respective obligations have not been satisfied by August 17, 2020 (which would be automatically extended to November 13, 2020 if the only remaining unsatisfied conditions relate to obtaining antitrust approval).

PIPE Subscription Agreement

On April 17, 2020, concurrently and in connection with the Merger Agreement, the Company entered into a Subscription Agreement (the “PIPE Subscription Agreement”) with certain purchasers, pursuant to which such purchasers will purchase newly issued A ordinary shares from the Company for an aggregate purchase price of $75 million in a private placement transaction (the “PIPE Financing”). Each purchaser under the PIPE Subscription Agreement is an existing stockholder of STX.

The purchase price for each A ordinary share to be purchased under the PIPE Subscription Agreement is equal to the lowest of (1) $2.60 (the “Base Price”), (2) the weighted average of the purchase price of all purchases made by the purchasers pursuant to the 2020 Equity Offering prior to the Effective Time and (3) the volume weighted average trading price of Eros A Ordinary Shares for the 10 trading days immediately prior to the Effective Time (the “Pre-Closing VWAP”); provided, however, that if the Pre-Closing VWAP is greater than $3.25, then the purchase price per Eros A Ordinary Share under the PIPE Subscription Agreement will be equal to the average of the Base Price and the Pre-Closing VWAP.

The consummation of the PIPE Financing is subject, among other customary closing conditions, to (1) the substantially concurrent consummation of the Merger pursuant to the Merger Agreement (without any amendment, modification or supplementation of the terms of the Merger Agreement in a manner that would reasonably be expected to materially and adversely affect the rights or economic benefits that the purchasers under the PIPE Subscription Agreement would reasonably expect to receive thereunder, without, in each case, the consent of each such purchaser), (2) the prior or substantially concurrent consummation of the Additional Equity Financing, with aggregate funded proceeds at or prior to the Effective Time of at least $35 million, and (3) the accuracy of the representations and warranties made by the Company to STX in the Merger Agreement to the same extent so required to be true and correct under the terms and conditions of the Merger Agreement.

Concurrently with the execution of the PIPE Subscription Agreement, each purchaser thereunder executed a lock-up agreement (the “PIPE Lock-Up Agreements”) pursuant to which such purchaser agreed not to, without the prior written consent of the Company, directly or indirectly transfer the A ordinary shares issued to such purchaser in the PIPE Financing and the Merger for a period of 75 days from the Effective Time.

Form of Investors’ Rights Agreement

Pursuant to the Merger Agreement, at the Effective Time, the Company, certain former stockholders of STX who are purchasing A ordinary shares in the PIPE Financing and the Founders Group will enter into an Investors’ Rights Agreement (the “Investors’ Rights Agreement”), in substantially the form attached to the Merger Agreement.

The Investors’ Rights Agreement provides that, until the third anniversary of the Effective Time, (1) the Hony Investor (as defined therein) will have the right, for so long as the Hony Investor beneficially owns at least 50% of the number of A ordinary shares beneficially owned by it as of the Effective Time (giving effect, prior to the Settlement Date, to the A ordinary shares underlying the CVRs issued to the Hony Investor pursuant to the Merger Agreement), to nominate for election or appointment to the Board each successor to or replacement for an STX Director, and (2) the Founders Group will have the right, for so long as the Founders Group continues to beneficially own at least 50% of the number of ordinary shares beneficially owned by the Founders Group as of the Effective Time (excluding for this purpose shares issued in respect of new equity awards granted at or immediately after the Effective Time), to nominate for election or appointment to the Board each successor to or replacement for a Founders Group Director. In addition, for so long as the Founders Group has the foregoing Board nomination right, with respect to all other directorships to be elected in an election of directors to the Board, the Founders Group shall vote its shares proportionately to the vote of all holders of shares who are not members of the Founders Group; provided that, for purposes of determining any such proportional vote prior to the settlement of the CVRs, CVRs shall be deemed to be outstanding A ordinary shares and to have been voted in such election.

In addition, for so long as the Hony Investor has the foregoing Board nomination right, the hiring or termination of the chief executive officer, chief financial officer or president (including any co-president) of the combined company will require the approval of a majority of the Board, including at least one director nominated by the Hony Investor.

In addition, until the earlier of the third anniversary of the Effective Time or the date that the Founders Group ceases to beneficially own at least 50% of the number of ordinary shares beneficially owned by the Founders Group as of the Effective Time (excluding for this purpose shares issued in respect of new equity awards granted at or immediately after the Effective Time), the following actions by the combined company or any of its subsidiaries will require the approval of a majority of the Board, including at least one Founders Group Director that is not an independent director (the “Founders Group Protections”): (1) entering into a change of control transaction; (2) initiating a voluntary liquidation, dissolution, bankruptcy or other insolvency proceeding; (3) making a material change in the nature of the business conducted by the combined company and its subsidiaries; (4) hiring or terminating the chief executive officer, chief financial officer or president (including any co-president) of the combined company; or (5) adopting the annual business plan (including operating budget) of the combined company and its subsidiaries.

The Investors’ Rights Agreement also provides that, until the third anniversary of the Effective Time, the Founders Group will not, without the prior approval of an independent committee of the Board, acquire beneficial ownership of ordinary shares, or convert A ordinary shares owned by the Founders Group from time to time into B ordinary shares, to the extent doing so would result in the Founders Group beneficially owning more than 50% of the total voting power of the outstanding ordinary shares (the “Founders Group 50% Limit”). Following the third anniversary of the Effective Time, the Founders Group may acquire ordinary shares, and/or convert between A ordinary shares and B ordinary shares, without limitation.

The Investors’ Rights Agreement provides for the following minority protections (the “Minority Protections”):

•	From the Effective Time until the third anniversary of the Effective Time, the prior approval of holders of a majority of the outstanding A ordinary shares will be required before the combined company or any of its subsidiaries takes (or agrees or commits to take) any of the following actions: (1) amending, supplementing or otherwise modifying the combined company’s Memorandum or Articles of Association in a manner that would affect the relative rights of the holders of B ordinary shares vis-à-vis the holders of A ordinary shares; (2) effecting any transaction or series of transactions providing for consideration to the holders of B ordinary shares that is in a different amount or form per share than the consideration provided to the holders of A ordinary shares in such transaction; (3) any action that would have the effect of increasing the relative voting power of the then outstanding B ordinary shares vis-à-vis the then outstanding A ordinary shares; (4) issuing additional B ordinary shares (other than upon conversion of A ordinary shares held by the Founders Group subject to the limitations in the immediately preceding paragraph); or (5) entering into non arms’ length related party transactions between the combined company and the Founders Group.

•	From the Effective Time until the third anniversary of the Effective Time, the prior approval of an independent committee of the Board will also be required before the combined company or any of its subsidiaries takes (or agrees or commits to take) any of the actions described in items (1), (2) and (5) of the immediately preceding bullet.

•	From the Effective Time until the Settlement Date, all of the actions described in the preceding two bullets, as well as any election or removal of directors by the holders of ordinary shares or any other action generally requiring the approval of holders of ordinary shares, will in addition require the consent of the holders of CVRs corresponding to a number of shares that, together with outstanding shares actually voted with respect to the action in question and assuming the conversion of all CVRs into the respective number of A ordinary shares issuable thereunder as of such date, would be required to approve such action pursuant to the organizational documents or otherwise pursuant to the Minority Protections described in the two preceding bullets.

Except for certain fundamental reserved matters that will be subject to approval by a majority of the whole Board, all matters relating to the management of the combined company’s Indian subsidiary, Eros International Media Limited, will be delegated exclusively to a committee of the Board consisting only of Founders Group Directors.

Pursuant to the Merger Agreement and the Investors’ Rights Agreement, the Company convened an extraordinary general meeting of shareholders on June 29, 2020 at which the requisite majority in voting power of Company shareholders duly approved an amendment and restatement of the Company’s Articles of Association in substantially the form attached to the Merger Agreement (the “Amended Articles of Association”), in order to reflect the Founders Group Protections, the Founders Group 50% Limit and the Minority Protections. In addition to the foregoing changes, the Amended Articles of Association also expand the definition of “Permitted Holders” therein to include any descendants of the late Mr. Arjan Lulla, who founded Eros and was the father of Kishore Lulla, the Company’s current Executive Chairman and Chief Executive Officer. “Permitted Holders” defines the specific categories of shareholders who are permitted to hold B ordinary shares of the combined company, which will continue after the Effective Time to carry 10:1 voting rights as compared to the A ordinary shares of the combined company. The change to this definition will bring Mr. Sunil Lulla, the brother of Kishore Lulla and the current Chairman and Managing Director of Eros India and currently a member of the board of directors of the Company, and his descendants, within the scope of “Permitted Holders.” As provided in the resolution pursuant to which the Amended Articles of Association were approved, the Amended Articles of Association are conditioned, and will take effect only upon, the Effective Time.

Form of Registration Rights Agreement

Pursuant to the Merger Agreement, at the Effective Time, the Company, the former stockholders of STX who are entitled to receive CVRs in the Merger and/or who are purchasers in the PIPE Financing and the Founders Group will enter into a Registration Rights Agreement (the “Registration Rights Agreement”), in substantially the form attached to the Merger Agreement.

Pursuant to the Registration Rights Agreement, the combined company is required as soon as reasonably practicable after the Effective Time, but in no event later than the 60th day following the Effective Time, to prepare and file with the SEC a registration statement on Form F-1 or Form F-3 (the “Shelf Registration Statement”) providing for the resale from time to time of all A ordinary shares issued (1) at the Effective Time to the former STX stockholders who are purchasing A ordinary shares in the PIPE Financing and (2) on the Settlement Date upon settlement of the CVRs issued to the former STX stockholders pursuant to the Merger Agreement. The combined company must use commercially reasonable efforts to keep the Shelf Registration Statement continuously effective until the earliest of the date as of which all A ordinary shares covered by the Shelf Registration Statement have been sold, such shorter period as may be agreed by all of the former STX stockholders holding A ordinary shares then covered by the Shelf Registration Statement or the four-year anniversary of the date of effectiveness of the Shelf Registration Statement.

The former STX stockholders will have the right, from time to time, to cause the combined company to undertake underwritten offerings or sales of A ordinary shares covered by the Shelf Registration Statement having an aggregate value of at least $20 million (each, a “Shelf Take-Down”), in each case at the expense of the combined company. The combined company will not be obligated in any calendar year to effect more than four block trade Shelf Take-Downs or one Shelf Take-Down that is not a block trade.

In addition to the rights of the STX stockholders under the Registration Rights Agreement, the Founders Group will have the right, from time to time after the three-month anniversary of the Effective Time, to demand registration, at the combined company’s expense, of ordinary shares having an aggregate value of at least $20 million. The combined company will not be obligated to effect more than five such demand registrations, and such demand registrations are subject to customary “piggyback” registration rights in favor of the former STX stockholders.

Important Note Regarding the Merger Agreement and Related Agreements

The representations, warranties and covenants contained in the Merger Agreement and other agreements and documents described above were made only for purposes of those agreements and documents and as of the specified dates set forth therein, were solely for the benefit of the parties to those agreements and documents, may be subject to limitations agreed upon by those parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between those parties instead of establishing particular matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on these representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the agreement containing them, which subsequent information may or may not be fully reflected in the Company’s and the combined company’s public disclosures. Accordingly, the agreements described above are described in this filing only to provide investors with information regarding the terms of such agreements and not to provide investors with any other factual information regarding the parties or their respective businesses.

2017 Notes Offering

On December 06, 2017, the Company closed a registered direct offering (the “2017 Offering”) of $122,500,000 aggregate principal amount of the Company’s Senior Convertible Notes (collectively, the “Notes”) and a Warrant (collectively, the “Warrants”) to purchase up to 2,000,000 of the Company’s A ordinary shares, for an aggregate purchase price of $100,000,000. The Notes and Warrants were issued and sold pursuant to a Securities Purchase Agreement, dated as of December 04, 2017, by and among the Company and the buyers party thereto. The 2017 Offering was effected pursuant to a prospectus supplement dated December 01, 2017 under the Company’s Registration Statement on Form F-3 (Registration No. 333-219708), as amended (the “Registration Statement”). The Registration Statement was declared effective on October 02, 2017. The Warrants expired on June 30, 2018 without being exercised.

In connection with the issuance of the Notes, the Company entered into an indenture, dated as of December 06, 2017, between the Company and Wilmington Savings Fund Society, FSB, as trustee (the “Base Indenture”), as supplemented by a first supplemental indenture thereto, dated as of December 06, 2017 (the “Supplemental Indenture” and, the Base Indenture as supplemented by the Supplemental Indenture, the “Indenture”). The terms of the Notes included those provided in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended.

The Notes would have matured on December 06, 2020 unless earlier converted or redeemed, subject to the right of the holders to extend the date under certain circumstances. The Notes were issued with an original issue discount and the terms of the Notes provided that they would not bear interest except upon the occurrence of an event of default, in which case the Notes would bear interest at a rate of 6.0% per annum. The Notes were senior obligations of the Company.

The Company made monthly payments consisting of an amortizing portion of the principal of each Note equal to $3,500,000 and accrued and unpaid interest and late charges on the Note. Provided equity conditions referred to in the prospectus supplement were satisfied, the Company was permitted to make a monthly payment by converting such payment amount into A ordinary shares. Alternatively the Company was permitted, at its option, to make monthly payments by redeeming such payment amount in cash, or by any combination of conversion and redemption.

All amounts due under the Notes were convertible at any time, in whole or in part, at the holder’s option, into A ordinary shares at the initial conversion price of $14.6875. The conversion price was subject to adjustment for stock splits, combinations and similar events, and, in any such event, the number of A ordinary shares issuable upon the conversion of a Note would also be adjusted so that the aggregate conversion price would have been the same immediately before and immediately after any such adjustment. In addition, the conversion price was also subject to an anti-dilution adjustment if the Company issued or was deemed to have issued securities at a price lower than the then applicable conversion price. Further, if the Company sold or issued any securities with “floating” conversion prices based on the market price of the A ordinary shares, a holder of a Note would have the right thereafter to substitute the “floating” conversion price for the conversion price upon conversion of all or part the Note.

The Notes required “buy-in” payments to be made by the Company for failure to deliver any A ordinary shares issuable upon conversion.

On or after December 06, 2019, and subject to certain conditions, the Company had the right to redeem all, but not less than all, of the remaining principal amount of the Notes and all accrued and unpaid interest and late charges in cash at a price equal to 100% of the amount being redeemed, so long as the VWAP of the A ordinary shares exceeded $18.3594 (as adjusted for stock splits, stock dividends, recapitalizations and similar events) for at least 10 consecutive trading days. At any time prior to the date of the redemption, a holder had the right to convert its Note, in whole or in part, into A ordinary shares. The Company had no right to effect an optional redemption if any event of default had occurred and was continuing.

As of June 30, 2020, all amounts due under the Notes have been converted and no principal amount of the Notes remained outstanding.

2020 Notes Offering

On September 30, 2019, the Company closed a registered direct offering (the “2019 Offering”) of $27,500,000 aggregate principal amount of the Company’s Senior Convertible Notes (collectively, the “New Notes”) for aggregate net proceeds of approximately $24,500,000. The New Notes were issued and sold pursuant to a Securities Purchase Agreement, dated as of September 26, 2019, by and among the Company and the buyers party thereto. The 2019 Offering was effected pursuant to a prospectus supplement dated September 26, 2019 under the Registration Statement.

The securities purchase agreement provided, as consideration for the securities purchase agreement and pursuant to the provisions of the Notes, for the Company to waive rights to make redemptions or repayments under the Notes in cash, and for the holder of the Notes (the “2017 Holder”) to waive certain specified rights and terms under the Notes, including certain rights to cash payment of any installment amounts then-due under the Notes, and provided for automatic election by the Company to pay each installment amount in the Company’s A ordinary shares. Additionally, with respect to an aggregate amount of $9 million of installment amounts as to which a conversion notice was delivered by the 2017 Holder but a conversion did not occur prior to September 26, 2019 as a result of the mutual agreement of the Company and the 2017 Holder, the conversion of such installment was deemed to have been voided by the 2017 Holder as of September 3, 2019, such that the installment conversion price was automatically adjusted in accordance with clause (A) of Section 8(b) of the Notes based on the VWAP of the A ordinary shares as of August 26, 2019.

The New Notes will mature on September 30, 2020, unless earlier converted or redeemed, subject to the right of the holders to extend the date under certain circumstances. The New Notes were issued with an original issue discount and do not bear interest except upon the occurrence of an event of default, in which case the New Notes shall bear interest at a rate of 6.0% per annum. The New Notes are senior obligations of the Company.

All amounts due under the New Notes are convertible at any time, in whole or in part, at the holder’s option into A ordinary shares at the initial conversion price of $3.59. The conversion price is subject to adjustment for stock splits, combinations and similar events, and, in any such event, the number of A ordinary shares issuable upon the conversion of a New Note will also be adjusted so that the aggregate conversion price shall be the same immediately before and immediately after any such adjustment. In addition, the conversion price is also subject to an anti-dilution adjustment if the Company issues or is deemed to have issued securities at a price lower than the then applicable conversion price. Further, if the Company sells or issues any securities with “floating” conversion prices based on the market price of the A ordinary shares, a holder of a New Note will have the right thereafter to substitute the “floating” conversion price for the conversion price upon conversion of all or part the New Note.

The New Notes require “buy-in” payments to be made by the Company for failure to deliver any A ordinary shares issuable upon conversion. Holders of New Notes are entitled to receive any dividends paid or distributions made to the holders of A ordinary shares on an “as if converted” basis. If the Company issues options, convertible securities, warrants, shares or similar securities to holders of A ordinary shares, each New Note holder has the right to acquire the same as if the holder had converted its New Note.

The New Notes prohibit the Company from entering into specified fundamental transactions unless the successor entity assumes all of the Company’s obligations under the New Notes under a written agreement before the transaction is completed. Upon specified corporate events, a New Note holder will thereafter have the right to receive upon a conversion such shares, securities, cash, assets or any other property which the holder would have been entitled to receive upon the happening of the applicable corporate event had the New Note been converted immediately prior to the applicable corporate event. When there is a transaction involving specified changes of control, a New Note holder will have the right to force the Company to redeem all or any portion of the holder’s New Note for a purchase price in cash equal to the equal to the greater of (i) 105% of the amount being redeemed, (ii) the product of (A) the amount being redeemed multiplied by (B) the quotient of (1) the highest closing sale price of the A ordinary shares during the period beginning on the date immediately before the earlier to occur of (x) the completion of the change of control and (y) the public announcement of the change of control and ending on the date the holder delivers the redemption notice divided by (2) the conversion price then in effect, or (iii) the product of (A) the amount being redeemed multiplied by (B) the quotient of (1) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per A ordinary share to be paid to the holders of A ordinary shares upon the completion of the change of control divided by (2) the conversion price then in effect.

As of June 30, 2020, all amounts due under the New Notes have been converted and no principal amount of the New Notes remained outstanding.

2020 Equity Offering

On January 27, 2020, the Company announced a registered direct offering (the “2020 Equity Offering”) of up to 13,888,889 of the Company’s A ordinary shares to be effected pursuant to a prospectus supplement under the Registration Statement. The A ordinary shares will be issued and sold from time to time pursuant to one or more subscription agreements entered into with the purchasers.

Subject to certain limitations set forth in the subscription agreement, each time the Company wishes to sell A ordinary shares under the agreement, it will notify an investor of the number of shares to be sold and the minimum price below which the sale will not be made. The per share purchase price for sales will be an amount equal to 95% of the lowest daily VWAP of the A ordinary shares on the New York Stock Exchange for each of the five successive trading days beginning on the first trading day following the date of the Company’s notice to the investor. However, if the VWAP on any trading day during this five-day period is lower than any minimum price specified in the notice to the investor, then for each such trading day, the number of A ordinary shares to be sold under such notice will automatically be reduced by an amount equal to 20% and that trading day will not be included in the final determination of the per share purchase price.

The Company makes certain customary representations and warranties in the agreement, including with respect to certain capitalization and securities law matters. The agreement also obligates the parties to indemnify each other for certain losses suffered or incurred by reason of the other party’s breach of the agreement.

As of June 30, 2020, the Company had sold an aggregate of 9,472,522 A ordinary shares for aggregate net proceeds of $ 31,087,500, before deducting estimated expenses, which the Company intends to use to fund investment in new content, with a focus on digital, and for general corporate purposes. Such proceeds of the 2020 Equity Offering constitute the Additional Equity Financing and satisfy the related closing condition under the Merger Agreement, as described above under the heading “Merger Agreement.”

Reliance Registration Rights Agreement

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

Dividend Distribution Tax:

As per the Finance Act 2020, Dividend Distribution Tax (‘DDT’) of 20.56% levied on the companies declaring dividend has been abolished with effect from April 1, 2020. Consequently, dividend is taxable in the hands of recipient and there shall be withholding of taxes on such dividends. The withholding tax rate under local laws is 10% (excluding surcharge and cess) for Indian residents and 20% (excluding surcharge and cess) for non-residents / foreign companies. Benefits are available under the relevant tax treaties.

Equalization Levy:

An equalization levy or EL in respect of certain e-commerce transactions has been introduced in India with effect from June 1, 2016. EL is to be deducted in respect of payment towards “specified services” (in excess of INR 100,000). A “Specified service” means online advertisement, any provision for digital advertising space or any other facility or service for the purpose of online advertisement and includes any other service as may be notified. Deduction of EL at the rate of six per cent (on a gross basis) is the responsibility of Indian residents / non-residents having a permanent establishment (PE) in India on payments to non-residents (not having a PE in India). Consequently, if a non-resident (not having a PE in India) earns income towards a “specified service” which is chargeable to EL, then the same would be exempt in the hands of such non-resident.

Further, the Finance Act, 2020 has expanded the scope of EL by covering e-commerce transactions. E - commerce supply or services include online sale of goods, online provision of services or both owned or provided by an E-commerce operator. However, EL shall not be charged in case sales, turnover or gross receipts of the E-commerce operator is less than INR 20 million.

Discharge of EL at the rate of two percent (on a gross basis) is the responsibility of E – commerce operator receiving consideration on the supply or services made to Indian residents, non-residents in “specified circumstances” or any other person using IP address located in India. However, any service or supply made by the E – commerce operator which is in connection to their PE in India will not be liable for EL. If a non-resident (not having a PE in India) earns income which is chargeable to EL, then the same would be exempt in the hands of such non-resident.

Tax on sale of films as ‘Royalty’

Currently, consideration for the sale, distribution or exhibition of cinematographic films is specifically excluded from the definition of Royalty. However, as per Finance Act 2020, the definition of Royalty will be rationalized to include consideration for the sale, distribution or exhibition of cinematographic films (w.e.f. April 1, 2021).

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

Significant Economic Presence:

Given the digital age, the need for physical presence in conducting business is steeply reducing giving way to interaction by way of technology. Having regard to the report of OECD on BEPS Action Plan 1, an amendment was been made vide Finance Act 2018 whereby concept of ‘significant economic presence’ was introduced under the domestic tax laws to cover within the tax ambit transactions in digitized business. Significant economic presence shall be constituted in cases where:

•	Transactions in respect of any goods, services or property are carried out by a non-resident in India (including downloading of data or software);
•	Non-residents engage in systematic and continuous soliciting of business activities or engaging with users in India, through digital means;

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

However, as per Finance Act, 2020, it is pertinent to note that SEP provisions have been deferred by a year and shall be effective from April 1, 2021.

ii)    Indirect Tax

Goods and Services Tax

As far as introduction of Goods and Services Tax (“GST”) is concerned, it has been a little more than three years since its enactment. Most of the indirect taxes under earlier regime have been subsumed and only one tax i.e. GST is being levied at national level. In India, there is a dual GST model which grants power to central as well as state governments to levy GST on interstate and intrastate transactions, respectively. To a large extent GST has curtailed various exemptions and concessions which were prevalent in the earlier tax regime. The benefits of GST such as, elimination of multiple taxes and levy of one tax has reduced the cascading effect and has consequently reduced the overall incidence of taxes.

Under GST regime, the entertainment tax which under earlier regime was levied by state governments in most of the states has been subsumed under GST. However, in certain states the local authorities have been given powers to levy and collect taxes on entertainment. This may be said to be a back door entry by state governments to levy taxes on entertainment.

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

This summary does not describe all of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are a broker, a dealer or trader in securities or currencies, a financial institution, a regulated investment company, a real estate investment trust, a cooperative, an insurance company, a pension plan, a tax-exempt entity, a person holding our A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale, a wash sale or a straddle, a person liable for alternative minimum tax, a person who owns directly, indirectly or constructively, 5% or more, by voting power or value, of our stock, a person holding our A ordinary shares in connection with a trade or business conducted outside of the United States, a partnership or other pass-through entity for United States federal income tax purposes (and any investors in such partnership or other pass-through entity), a U.S. expatriate or a person whose “functional currency” for United States federal income tax purposes is not the United States dollar. The discussion below assumes that we will not be treated as a “surrogate foreign corporation” under section 7874 of the Code as a result of the STX Transaction. The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), and regulations (including proposed regulations), rulings and judicial decisions thereunder as of the date hereof, and such authorities may be subject to differing interpretations or may be replaced, revoked or modified, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership holding our A ordinary shares or a partner of a partnership holding our A ordinary shares, you should consult your tax advisors as to the particular United States federal income tax consequences of acquiring, holding and disposing of the A ordinary shares.

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

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. Our A ordinary shares are listed on the NYSE and we expect such shares to be considered readily tradable on an established securities market, although there can be no assurance in this regard nor can there be assurance, if our shares are considered to be readily tradable on an established securities market, that our A ordinary shares will continue to be readily tradable on an established securities market in later years. However, even if the A ordinary shares are readily tradable on an established securities market in the United States, we will not be treated as a qualified foreign corporation if we are a passive foreign investment company, or PFIC, for the taxable year in which we pay a dividend or were a passive foreign investment company, or PFIC, for the preceding taxable year or if we are treated as a “surrogate foreign corporation” within the meaning of Section 7874 of the Code. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) (B) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. For this purpose, the minimum holding period requirement will not be met if a share has been held by a holder for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend, appropriately reduced by any period in which such holder is protected from risk of loss. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the availability of the reduced tax rate on dividends in light of your particular circumstances.

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

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, we do not believe we will be a PFIC for United States federal income tax purposes for the 2020 taxable year, and we do not expect to become one in the future. However, because PFIC status is an annual factual determination that cannot be made until after the close of each taxable year and depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

Sale or Other Disposition of A Ordinary Shares

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange or other taxable disposition of an A ordinary share in an amount equal to the difference between the amount realised for the share and your tax basis in the A ordinary share, in each case as determined in United States dollars. Subject to the discussion above under “Passive Foreign Investment Company,” such gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Any gain or loss recognised by you will generally be treated as United States source gain or loss for U.S. foreign tax credit purposes. You are encouraged to consult your tax advisor regarding the availability of the U.S. foreign tax credit in your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to distributions in respect of our A ordinary shares and the proceeds from the sale, exchange or redemption of our A ordinary shares that are paid to you within the United States or through certain U.S.-related financial intermediaries, unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to (i) provide a correct taxpayer identification number or (ii) certify that you are not subject to backup withholding or (iii) otherwise comply with the backup withholding rules. U.S. Holders who are required to establish their exemption from backup withholding must timely provide the applicable withholding agent such certification on a properly completed Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

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

I. Subsidiary Information

For more information on our subsidiaries, please see “Part I — Item 4. Information on the Company — C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial risks, including credit risk, interest rate risk, foreign currency risk and equity risk:

Credit Risk

Trading credit risk is managed on a country by country basis by the use of credit checks on new clients and individual credit limits, where appropriate, together with regular updates on any changes in the trading partner’s situation. In a number of cases trading partners will be required to make advance payments or minimum guarantee payments before delivery of any goods. The Group reviews reports received from third parties and in certain cases as a matter of course reserve the right within the contracts it enters into to request an independent third - party audit of the revenue reporting. Further, in many of the catalogue sales, the trading partners have extended payment terms of up to a year and often fall behind contractual payment terms, thus payment cycle extends to 18 to 24 months. With respect to catalogue and other customers with a long trading history with the Group and who have contracted and paid significant amounts in the past without any prior history of bad debt, the Group closely monitors the same revised payment plans to assure collections. In case of new customer onboarding, the Group follows certain standard Know Your Client (KYC) procedures to ascertain financial stability of the counterparty and follows internal policies to not make ongoing sales to such new customers who are not reasonably current with their payments.

The Group from time to time will have significant concentration of credit risk in relation to individual theatrical releases, television syndication deals, music licenses, or producer/ VFX services. This risk is mitigated by contractual terms which seek to stagger receipts, de-recognition of financial assets and/or the release or airing of content. As at March 31, 2020, 40.1% (2019: 20.4%) of trade account receivables were represented by the top five debtors and for the year ended March 31, 2020, a loss on de-recognition of financial assets amounting to $5,285 (2019: $5,988 and 2018: $3,562) arising on assignment and novation of trade receivable and trade payables with no recourse have been recognized in the statement of Income within other gains/(losses), net. The maximum exposure to credit risk is that shown within the statements of financial position, net of credit impairment loss $112,323 (2019: $ 41,335, 2018: $ 10,193). The maximum credit exposure on financial guarantees given by the Group for various financial facilities is described in Note 31.

As at March 31, 2020, the Group did not hold any material collateral or other credit enhancements to cover its credit risks associated with its financial assets.

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

A uniform decrease of 10% in exchange rates against all foreign currencies in position as of March 31, 2020 would have increased the Company’s net loss before tax by approximately $6,952 (2019: gain of $7,036 and 2018: gain of $5,935). An equal and opposite impact would be experienced in the event of an increase by a similar percentage.

Our sensitivity to foreign currency has increased during the year ended March 31, 2020 as a result of an increase in liabilities compared to assets denominated in foreign currency over the comparative period. In Management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk because the exposure at the end of the reporting period does not reflect the exposure during the year.

Equity Risk

We are exposed to market risk relating to changes in the market value of our investments, which we hold for purposes other than trading. We invest in equity instruments of private companies for operational and strategic business reasons. These securities may be subject to significant fluctuations in fair market value due to volatility in the industries in which they operate. As at March 31, 2020, the aggregate value of all such equity investments was $0.1 million. For further discussion of our investments see Note 17 to our audited Consolidated Financial Statements appearing elsewhere in this Annual Report.

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

During the evaluation of disclosure controls and procedures and our internal control over financial reporting as of March 31, 2019, conducted during the preparation of our financial statements, which were included in our Annual Report on Form 20-F for the year ended March 31, 2019, our management had concluded that our disclosure controls and procedures were not effective as of March 31, 2019 because of material weaknesses in our internal control over financial reporting relating to our Internal Control Environment.

As required by SEC Rule 13a-15(d), we carried out an evaluation, under the supervision and with the participation of our management, of the effectiveness of our disclosure controls and procedures as of March 31, 2020. As of March 31, 2020, and as described under the Status of Remediation of Material Weakness in Internal Controls Over Financial Reporting below, the material weaknesses were not fully remediated. As a result, our management concluded that our disclosure controls and procedures were not effective as of March 31, 2020. In light of the material weakness described below, the Company performed additional analysis and other post-closing procedures to determine if its consolidated financial statements are prepared in accordance with IFRS as issued by IASB. Accordingly, management concluded that the financial statements included in this Annual Report on Form 20-F fairly present in all material respects the Company’s financial condition, results of operations and cash flow for the periods presented.

ITEM 15B. MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a- 15(d) of the Exchange Act. Our management has assessed the effectiveness of our internal control over financial reporting as of March 31, 2020 using the criteria established in “Internal Control – Integrated Framework” (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management concluded that our internal control over financial reporting were not effective as of March 31, 2020 because of material weaknesses in our internal control over financial reporting. A material weakness is deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of our consolidated financial statements as of and for the year ended March 31, 2020, we identified the following material weaknesses in our internal control over financial reporting:

a)	The Company’s process of performing customer and/ or vendor due diligence assessment prior to sale or purchase is not satisfactory, which could amongst other things result in assigning of inappropriate credit limits to customer and/ or vendor. Customer and vendor business particulars are among the key data which the Company should have documented in a Customer/Vendor’s master file.

b)	The management review controls designed by the Company, including review of spreadsheets/excel utility control assessment, did not provide sufficient and appropriate evidence to substantiate a level of aggregation and consistency of performance required to prevent or detect misstatements. To be specific, there was lack of documentation at the level of precision required to demonstrate effective management review, including review of the version changes on the excel utility.

Notwithstanding the material weakness our internal control over financial reporting, the Group performed additional procedures in connection with the preparation of the consolidated financial statements for the year ended March 31, 2020 which have allowed management to conclude that, the consolidated financial statements included in the annual report fairly present, in all material respects, the Group’s financial position, results of operations and cash flows for the periods presented in conformity with IFRS as issued by the IASB.

ITEM 15C. REGISTERED PUBLIC ACCOUNTANTS’ REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Grant Thornton India LLP , has issued an attestation report on the Company's internal control over financial reporting as of March 31, 2020, as stated in their report included in “Part III — Item 17 — Report of Independent Registered Public Accounting Firm Grant Thornton India LLP” in this Annual Report on Form 20-F.

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

Status of Remediation of Material Weakness in Internal Control Over Financial Reporting

The Group actively engaged a third-party independent expert to assist in implementation of the remediation efforts to address the abovementioned material weakness identified in our Annual Report on Form 20-F for the year ended March 31, 2019 and any other subsequently identified significant deficiencies or material weaknesses. Our management has taken and completed few initial action steps, with other remaining planned actions to be taken during fiscal 2021, to ensure that the material weakness is remediated in the coming year, which include as follows:

a)	The Group has made continuing efforts to improve the design and effectiveness of customer and/or vendor due diligence assessment process by seeking additional details of customer and/or vendor business particulars, which amongst other things will also require timely documentation of the credit assessment of the customer and the vendor made prior to execution of the transactions. In addition, the Group has identified a plan to request for such additional information in respect of ongoing customer/s and vendor/s with transaction greater than a specified threshold in the rolling 12 months, once in a year, and re-validate the customer/s and vendor/s KYC information and/ or set-up amounts up to which credit sales/purchases can be made to such customer/s and vendor/s.

b)	The Group has increased the depth and experience of the finance department in the fiscal 2020 and maintained adherence to password protection in respect of excel utility controls, In addition, the trail of management review of the excel utility and the journal entries posted on the ERP system was maintained, The Group will continue to focus on implementing an appropriate and formal training programs for staff, manager and executive levels to ensure policy in respect detailed documentation substantiating the level of precision at which the management review was being performed is maintained and of version change controls in respect of excel utility controls are adhered to. While Company will aim to further enhance the level of documentation trail of the level of precision of the management review performed, on long-term perspective, the Group also plan to automate the controls on the ERP system, including trail of review and approval on the ERP system, both comprehensively and consistent applied across all our subsidiaries.

As discussed in the aforesaid paragraphs, while management has initiated the remediation plan during fiscal 2020 and is focused to enhance them further through fiscal 2021, due to the nature of the remediation process, which amongst other things include obtaining additional information from external parties and conducting of the formal training of the staff, manager and executive, and the need to allow adequate time after implementation to evaluate and test the effectiveness of the controls, no assurance can be given as to the timing of achievement of remediation. Rather, the material weaknesses will be fully remediated when, in the opinion of our management, the revised control processes have been operating for a sufficient period of time and independent validation has been completed to provide reasonable assurance as to their operating effectiveness also. The remediation and ultimate resolution of the material weakness will be reviewed and approved by the Audit Committee.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Grant Thornton India LLP has served as our independent registered public accountant for the fiscal years ended March 31, 2020 and 2019. The following table shows the fees we paid or accrued for the audit and other services provided by Grant Thornton India LLP and associated entities for the years ended March 31, 2020 and 2019.

	Fiscal
	2020	2019
Audit fees	$751,000	$1,133,000
Tax fees	12,000	14,000

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

Tax fees. This category includes fees billed for transfer pricing study/certification.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we, nor any affiliated purchaser, made any purchase of our equity securities in fiscal year 2020.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Part III — Item 18. Financial Statements” for a list of our consolidated financial statements included elsewhere in this annual report.

ITEM 18. FINANCIAL STATEMENTS

The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

•	Report of Independent Registered Public Accounting Firm Grant Thornton India LLP
•	Consolidated Statements of Financial Position as at March 31, 2020 and 2019
•	Consolidated Statements of Income for the years ended March 31, 2020, 2019, and 2018
•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2020, 2019, and 2018
•	Consolidated Statements of Changes in Equity for the years ended March 31, 2020, 2019, and 2018
•	Consolidated Statements of Cash Flows for the years ended March 31, 2020, 2019, and 2018
•	Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit Number	Title
1.1	Memorandum of Association	(c)
1.2	Articles of Association (as currently in effect)	(m)
1.3	Articles of Association (to become effective upon completion of STX Transaction)	(a)
2.1	Form of A Share Certificate	(d)
4.1	Relationship Agreement, dated as of December 16, 2009, between Eros International Media Limited, the Company and Eros Worldwide FZ-LLC	(b)
4.2	Shareholders’ Agreement, dated as of January 13, 2007, between Eros Multimedia Private Limited and The Group and Big Screen Entertainment Private Limited	(b)
4.3	Shareholders’ Agreement for Ayngaran International Limited, dated as of July 11, 2007	(b)
4.4	Employment Agreement of Sunil Lulla as Executive Vice Chairman of Eros International Medial Limited, dated September 29, 2009	(b)
4.5	Service Agreement of Prem Parameswaran as Chief Financial Officer and President of North America and Group Chief Financial Officer, dated May 26, 2015	(f)
4.6	Service Agreement of Kishore Lulla, dated February 17, 2016	(g)
4.7	Rules of the Eros International Plc Bonus Share Plan Unapproved Option Scheme 2006, dated May 17, 2006	(b)
4.8	IPO Plan Form of Option Agreement	(d)
4.9	Eros International Media Pvt. Ltd. ESOP 2009	(c)
4.10	Form of Joint Share Ownership Deed Measured By Total Share Return	(c)
4.11	Form of Joint Share Ownership Deed Measured By Earnings Per Share	(c)
4.12	Employee Benefit Trust Deed	(c)
4.13	Form of Option Agreement for Option Awards Approved April 17, 2012	(d)
4.14	Service Agreement of Pranab Kapadia as President – Europe & Africa of Eros International Ltd., dated December 1, 2007	(d)
4.15	Amended and Restated Service Agreement of Rishika Lulla Singh as Chief Executive Officer – Eros Digital FZ LLC, dated February 17, 2016	(g)
4.16	Service Agreement of Mark Carbeck as Chief Corporate and Strategy Officer, dated April 3, 2014	(g)
4.17	Service Agreement of David Maisel as Non-Executive Director, dated February 13, 2015	(f)
4.18	Form of 2014 Option Agreement for Option Awards	(f)
4.19	Form of 2015 Option Agreement for Option Awards	(f)
4.20	Trust Deed constituting the £50 million 6.50% Bonds due 2021, dated October 15, 2014	(f)
4.21	Relationship Agreement dated as of September 20, 2016 between Eros International Media Limited and Eros Worldwide FZ LLC	(i)
4.22	Form of Indenture between the Company and Wilmington Savings Fund Society, FSB, as trustee	(j)
4.23	Form of Supplementary Indenture between the Company and Wilmington Savings Fund Society, FSB, as trustee	(j)
4.24	Form of Senior Convertible Note (included as Exhibit A to Exhibit 4.34 hereto)	(j)
4.25	Form of Securities Purchase Agreement	(j)
4.26	Registration Rights Agreement between Eros International Plc and Reliance Industrial Investments and Holdings Limited, dated August 8, 2018	(l)
4.27	Form of Securities Purchase Agreement	(m)
4.28	Form of Senior Convertible Note	(m)
4.29	Form of Subscription Agreement	(n)
4.30	Agreement and Plan of Merger, dated as of April 17, 2020, among Eros International Plc, STX Filmworks, Inc., England Holdings 2, Inc. and England Merger 1 Corp. (f/k/a/ England Merger Corp.)	(a)
4.31	Voting and Support Agreement, dated as of April 17, 2020, by and among STX Filmworks, Inc., Kishore Lulla, Rishika Lulla Singh, Beech Investments Limited and Eros Ventures Limited	(a)
4.32	Subscription Agreement, dated as of April 17, 2020, by and among Eros International Plc and the purchasers thereto	(a)
4.33	Amendment No. 1 to Subscription Agreement, dated as of July 21, 2020, by Eros International Plc
4.34	Form of Class E CVR Agreement	(a)
4.35	Form of Class D CVR Agreement	(a)
4.36	Form of Class C CVR Agreement	(a)
4.37	Form of Class B CVR Agreement	(a)
4.38	Form of Class A CVR Agreement	(a)
4.39	Form of Investors’ Rights Agreement	(a)
4.40	Form of Registration Rights Agreement	(a)
8.1	Subsidiaries of Eros International Plc	(a)
12.1	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)	(a)
12.2	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)	(a)
13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350	(a)
13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350	(a)
101.INS	XBRL Instance Document	(a)
101.SCH	XBRL Taxonomy Extension Schema Document	(a)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	(a)
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	(a)
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	(a)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	(a)

___________________

(a)	Filed herewith
(b)	Previously filed on March 30, 2012 as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-180469) and incorporated herein by reference.
(c)	Previously filed on April 24, 2012 as an exhibit to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-180469) and incorporated herein by reference.
(d)	Previously filed on October 29, 2013 as an exhibit to Amendment No. 5 to the Company’s Registration Statement on Form F-1 (File No. 333-180469) and incorporated herein by reference.
(e)	Previously filed on November 5, 2013 as an exhibit to Amendment No. 6 to the Company’s Registration Statement on Form F-1 (File No. 333-180469) and incorporated herein by reference.
(f)	Previously filed on July 8, 2015 as an exhibit to the Company’s Annual Report on Form 20-F and incorporated herein by reference.
(g)	Previously filed on July 27, 2016 as an exhibit to the Company’s Annual Report on Form 20-F and incorporated herein by reference.
(h)	Previously filed on July 31, 2017 as an exhibit to the Company’s Annual Report on Form 20-F and incorporated herein by reference.
(i)	Previously filed on August 4, 2017 as an exhibit to the Company’s Registration Statement on Form F-3 (File No. 333-219708) and incorporated herein by reference.
(j)	Previously filed on December 4, 2017 as an exhibit to the Company’s Current report on Form 6-K and incorporated herein by reference.
(k)	Previously filed on March 14, 2018 as an exhibit to the Company’s Registration Statement on Form S-8 (File No. 333-223643) and incorporated herein by reference.
(l)	Previously filed on September 17, 2018 as an exhibit to the Company’s Registration Statement on Form F-3 (File No. 333-227380) and incorporated herein by reference.
(m)	Previously filed on September 26, 2019 as an exhibit to the Company’s Current report on Form 6-K and incorporated herein by reference.
(n)	Previously filed on January 27, 2020 as an exhibit to the Company’s Current report on Form 6-K and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 30, 2020	EROS INTERNATIONAL PLC

	By:	/s/ Prem Parameswaran
	Name:	Prem Parameswaran
	Title:	Executive Director, President of North America & Group Chief Financial Officer

	By:	/s/ Kishore Lulla
	Name:	Kishore Lulla

EROS INTERNATIONAL PLC
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Eros International Plc

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of Eros International Plc and subsidiaries (the “Company”) as of March 31, 2020 and 2019, the related consolidated statements of income/(loss), comprehensive income/(loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2020, in conformity with the International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of March 31, 2020, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated July 30, 2020 expressed an adverse opinion.

Substantial doubt about the Company’s ability to continue as a going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 (b) to the financial statements, the Company has incurred a net loss of $ 491,704 thousand in current year ended 31 March 2020, including loss from impairment of non-current assets of $431,200 thousand. Further, the Company has a negative net current asset position as of balance sheet date of $ 106,875 thousand and the credit rating of the Company’s Indian listed subsidiary had been significantly downgraded in June 2019 on account of delay in payment of certain banking facilities during the year ended 31 March 2020. Further, Note 2(a) describes the uncertainties relating to the impact of ongoing disruption due to the COVID-19 pandemic on the operations of the Company and the related financial impact. These events and factors raise substantial doubt about the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2 (b). The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

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

We have served as the Company’s auditor since 2013.

/s/ Grant Thornton India LLP

Mumbai, India

July 30, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Eros International Plc

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Eros International Plc and subsidiaries (the “Company”) as of March 31, 2020, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, because of the effect of the material weaknesses described in the following paragraphs on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of March 31, 2020, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment.

The Management has identified material weaknesses related to (a) lack of sufficiency in the level of precision applied in management review controls, including review of completeness and accuracy of the source data maintained on an excel utility and inadequacy of documentation that provides evidence of review, and (b) the process of performing customer and vendor due diligence assessment prior to execution of sale and purchase transactions is not satisfactory.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended March 31, 2020. The material weaknesses identified above were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2020 consolidated financial statements, and this report does not affect our report dated July 30, 2020, which expressed an unqualified opinion on those financial statements.

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

/s/ Grant Thornton India LLP

Mumbai, India

July 30, 2020

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT MARCH 31, 2020 AND 2019

		As at March 31,
	Note	2020	2019
		(in thousands)
ASSETS
Current assets
Inventories	18	$—	$435
Trade and other receivables — fair value	19	94,749	125,229
Trade and other receivables — amortised cost	19	12,504	79,916
Investments	17	3,802	1,042
Cash and cash equivalents	21	2,563	89,117
Restricted deposits		4,787	55,858
Total current assets		118,405	351,597
Non-current assets
Property and equipment	13	$9,234	$10,921
Right-of-use-assets	38	1,512	—
Intangible assets — content	15	461,889	706,572
Intangible assets — others	16	2,935	3,794
Investments	17	140	2,650
Trade and other receivables — amortised cost	19	10,761	10,065
Income tax receivable		1,975	1,284
Restricted deposits		63	756
Deferred income tax assets	11	742	1,263
Total non-current assets		$489,251	$737,305
Total assets		$607,656	$1,088,902
LIABILITIES
Current liabilities
Trade and other payables	20	$90,941	$83,487
Acceptances	23	1,858	8,366
Short-term borrowings — fair value	22	23,100	68,349
Short-term borrowings — amortised cost	22	93,758	140,559
Derivative financial instruments	25	—	620
Lease liabilities	38	723	—
Current income tax payable		14,900	17,291
Total current liabilities		$225,280	$318,672
Non-current liabilities
Long-term borrowings — amortised cost	22	62,114	71,920
Lease liabilities	38	830	—
Other long - term liabilities	24	8,258	13,898
Deferred income tax liabilities	11	2,688	27,427
Total non-current liabilities		$73,890	$113,245

Total liabilities		$299,170	$431,917

EQUITY
Share capital	26	$66,727	$39,326
Share premium		673,717	580,013
Reserves		(405,665)	(2,202)
Other components of equity	29	(85,660)	(79,696)
JSOP reserve	28	—	(15,985)
Equity attributable to equity holders of Eros International Plc		$249,119	$521,456
Non-controlling interest	36	59,367	135,529
Total equity		$308,486	$656,985
Total liabilities and shareholder’s equity		$607,656	$1,088,902

The accompanying notes form an integral part of these consolidated financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

FOR THE YEARS ENDED MARCH 31, 2020, 2019 AND 2018

		Year ended March 31
	Note	2020	2019	2018
		(in thousands, except per share amounts)
Revenue	5	$155,452	$270,126	$261,253
Cost of sales	6	(81,725)	(155,396)	(134,708)
Gross profit		73,727	114,730	126,545
Administrative costs	6	(144,319)	(87,134)	(68,029)
Operating (loss)/profit before impairment loss		(70,592)	27,596	58,516
Impairment loss	2(c)	(431,200)	(423,335)	—
Operating profit/(loss)		(501,792)	(395,739)	58,516
Finance costs	8	(20,771)	(24,093)	(19,668)
Finance income	8	11,992	16,419	1,855
Net finance costs	8	(8,779)	(7,674)	(17,813)
Other gains/(losses)	9	(3,316)	288	(41,321)
(Loss) before tax		(513,887)	(403,125)	(618)
Income tax	10	22,183	(7,328)	(9,127)
(Loss) for the year		$(491,704)	$(410,453)	$(9,745)
Attributable to:
Equity holders of Eros International Plc		$(418,992)	$(423,867)	$(22,575)
Non-controlling interest		(72,712)	13,414	12,830
		$(491,704)	$(410,453)	$(9,745)
(Loss) per share (cents)
Basic/(loss) per share	12	(389.6)	(599.5)	(36.3)
Diluted/(loss) per share	12	(389.6)	(599.5)	(36.3)

The accompanying notes form an integral part of these consolidated financial statements.

EROS INTERNATIONAL PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED MARCH 31, 2020, 2019 AND 2018

	Year ended March 31
	2020	2019	2018
	(in thousands, except per share amounts)
(Loss) for the year	$(491,704)	$(410,453)	$(9,745)
Other comprehensive income:
Items that will not be subsequently reclassified to profit or loss
Changes in fair value of investments	(1,860)	(24,687)	—
Revaluation of property and equipment	—	1,745	—
Items that will be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	(8,031)	(13,934)	(1,153)
Exchange differences on revaluation of property and equipment	(156)	78	6
Reclassification of cash flow hedge to consolidated statements of income	—	—	375
Fair value gain/(loss) on trade account receivable (FVTOCI)	2,014	(4,664)	—
Total other comprehensive (loss)/income for the year	$(8,033)	$(41,462)	$(772)
Total comprehensive loss for the year, net of tax	$(499,737)	$(451,915)	$(10,517)

Attributable to
Equity holders of Eros International Plc	(423,130)	(459,321)	(23,106)
Non-controlling interest	(76,607)	7,406	12,589

The accompanying notes form an integral part of these consolidated financial statements.

EROS INTERNATIONAL PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2020, 2019 AND 2018

		Year ended March 31
	Note	2020	2019	2018
		(in thousands)
Cash flow from operating activities
(Loss) before tax		$(513,887)	$(403,125)	$(618)
Adjustments for:
Depreciation	13	891	1,049	1,265
Depreciation on ROU	38	1,677
Share based payments	27	22,268	21,561	17,918
Amortization of intangible film and content rights	15	64,451	130,155	115,285
Amortization of other intangible assets	16	894	1,214	1,726
Other non-cash items	30	100,118	58,438	50,119
Impairment Loss		431,200	423,335	—
Net finance costs	9	17,085	20,901	18,745
(Gain) on sale of available-for-sale financial assets		—	(37)	—
Loss/(gain) on sale of property and equipment		70	97	(2)
Movement in trade and other receivables		(87,885)	(179,784)	(91,317)
Movement in inventories		—	(99)	(219)
Movement in trade and other payables		1,995	22,166	(1,215)
Cash generated from operations		38,877	95,871	111,687
Interest paid		(14,890)	(13,347)	(20,761)
Income taxes paid		(5,249)	(7,558)	(7,683)
Net cash generated from operating activities		$18,738	$74,966	$83,243

Cash flows from investing activities
Purchase of current investment		$(4,013)	$(1,005)	$—
Proceeds from sale of non- current Investment		650
Purchase of property and equipment		(60)	(380)	(913)
Proceeds from disposal of property and equipment		82	6	70
Investment in restricted deposits held with banks		(8,530)	(53,507)	(27)
Restricted deposits matured		59,780	3,952	—
Deconsolidation/acquisition of cash and cash equivalent in subsidiary		—	—	(9)
Purchase of intangible film rights and content rights		(132,249)	(107,722)	(186,757)
Purchase of other intangible assets		(338)	(907)	(321)
Interest received		4,132	1,830	2,537
Net cash (used in) investing activities		$(80,546)	$(157,733)	$(185,420)

Cash flows from financing activities
Proceeds from issue of share capital, net of transaction costs		$5,164	$54,820	$16,645
Proceeds from issue of shares by subsidiary		17	77	556
Investment in shares of subsidiary		—	(2,892)	40,221
Share application money received pending allotment		—	—	18,000
(Repayment of)/ proceeds from/ short term debt with maturity less than three months (net)		—	—	211
Proceeds from short-term debt		56,337	103,365	48,249
Repayment of short-term debt		(76,672)	(59,014)	(43,785)
Proceeds from long-term debt, net of transaction costs of Nil (2018: Nil and 2017: $384)			—	111,278
Repayment of long-term debt		(7,553)	(12,239)	(113,960)
Payment of lease liability		(1,579)	—	—
Net cash (used in)/ generated from financing activities		$(24,286)	$84,117	$77,415

Net increase/(decrease) in cash and cash equivalents		(86,094)	1,350	(24,762)

Effects of exchange rate changes on cash and cash equivalent		(460)	5	257
Cash and cash equivalents at beginning of year		89,117	87,762	112,267
Cash and cash equivalents at the end of year		$2,563	$89,117	$87,762

The cash outflow towards intangible film rights and content right includes, interest paid and capitalized $6,378 (2019: $9,607 and 2018: $11,722).

The accompanying notes form an integral part of these consolidated financial statements.

Reconciliation of Liabilities arising from Financing activities:

	Long term debt (*)	Short term debt (#)	Total
As at March 31, 2019	$147,254	$142,560	$289,814
Impact on adoption of IFRS 16	(251)	—	(251)
Considered in cash flow (net)	(7,553)	(20,335)	(27,888)
Finance cost in relation to convertible notes and lease liabilities	4,245	1,272	5,517
Shares issued in lieu of convertible note	(82,967)	(8,786)	(91,753)
Change in fair value of convertible notes measured at fair value through profit and loss	10,374	5,613	15,987
Amortization of debt issuance cost	249	43	292
Exchange adjustment	(1,998)	(8,890)	(10,888)
As at March 31, 2020	$69,353	$111,477	$180,830
	Long term debt(*)	Short term debt(#)	Total
As at March 31, 2018	$188,909	$96,653	$285,562
Considered in cash flow (net)	(12,239)	44,351	32,112
Net finance cost in relation to convertible notes	10,682	—	10,682
Shares issued in lieu of convertible note	(49,741)	—	(49,741)
Movement in derivative financial instruments	—	902	902
Borrowing for purchase of property and equipment, net	424	—	424
Amortization of debt issuance cost	415	—	415
Transfer of long-term loan to short- term loan	(5,555)	5,555	—
Changes in fair value of convertible notes measured at fair value through profit and loss	21,398	—	21,398
Exchange adjustment	(7,039)	(4,901)	(11,940))
As at March 31, 2019	$147,254	$142,560	$289,814

(*) including current portion of long- term debt.

(#) Including acceptances and derivative financial instruments.

The accompanying notes form an integral part of these consolidated financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH 31, 2020

			Other components of equity
	Share capital	Share premium account	Currency translation reserve	Available for sale fair value reserves	Revaluation reserve	Reserves	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC	Non- controlling interest	Total equity
	(in thousands)
Balance as at March 31, 2019	$39,326	$580,013	$(64,179)	$(18,449)	$2,932	$(2,202)	$(15,985)	$521,456	$135,529	$656,985

Loss for the period	—	—	—	—	—	(418,992)	—	(418,992)	(72,712)	(491,704)
								—
Other comprehensive income/(loss) for the period	—	—	(3,948)	(1,860)	(156)	1,826	—	(4,138)	(3,895)	(8,033)

Total comprehensive loss for the period	—	—	(3,948)	(1,860)	(156)	(417,166)	—	(423,130)	(76,607)	(499,737)

Shares issued on exercise of employee stock options and awards* (Refer Note 26)	3,505	4,896	—	—	—	(8,137)	—	264	—	264

Share based compensation (Refer Note 27)	—	—	—	—	—	22,207	—	22,207	61	22,268

Shares issued in lieu of cash (Refer Note 26)	2,079	8,971	—	—	—	—	—	11,050	—	11,050

Payables settled by issuance of shares (Refer Note 26)	3,296	22,590	—	—	—	—	—	25,886	—	25,886

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	(367)	—	(367)	384	17

Closure of JSOP Trust	—	(15,985)	—	—	—	—	15,985	—	—	—

Shares issued in lieu of convertible notes (Refer Note 26)	18,521	73,232	—	—	—	—	—	91,753	—	91,753

Balance as at March 31, 2020	$66,727	$673,717	$(68,127)	$(20,309)	$2,776	$(405,665)	$—	$249,119	$59,367	$308,486

*Includes issuance of 6,808,320 treasury shares

The accompanying notes form an integral part of these consolidated financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH 31, 2019

			Other components of equity
	Share capital	Share premium account	Currency translation reserve	Available for sale fair value reserves	Revaluation reserve	Reserves	JSOP reserve	Share Application Reserve	Equity Attributable to Shareholders of EROS International PLC	Non- controlling interest	Total equity
	(in thousands)
Balance as at March 31, 2018	$35,334	$453,997	$(56,722)	$6,238	$1,835	$422,992	$(15,985)	$18,000	$865,689	$137,728	$1,003,417

Adoption of IFRS 15/9	—	—	(34)	—	—	(14,270)	—	—	(14,304)	(3,520)	(17,824)

Balance as at April 1, 2018	$35,334	$453,997	$(56,756)	$6,238	$1,835	$408,722	$(15,985)	$18,000	$851,385	$134,208	$985,593

Profit for the period	—	—	—	—	—	(423,867)	—	—	(423,867)	13,414	(410,453)

Other comprehensive income/(loss) for the period	—	—	(7,423)	(24,687)	1,097	(4,441)	—	—	(35,454)	(6,008)	(41,462)

Total comprehensive income/(loss) for the period	—	—	(7,423)	(24,687)	1,097	(428,308)	—	—	(459,321)	7,406	(451,915)

Issue of shares (Refer Note 26)	1,948	70,718	—	—	—	—	—	(18,000)	54,666	—	54,666

Shares issued on exercise of employee stock options and awards	302	7,299	—	—	—	(7,447)	—	—	154	—	154

Share based Compensation (Refer Note 26)	—	—	—	—	—	21,118	—	—	21,118	443	21,561

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	3,713	—	—	3,713	(6,528)	(2,815)

Shares issued in lieu of convertible notes (Refer Note 26)	1,742	47,999	—	—	—	—	—	—	49,741	—	49,741

Balance as at March 31, 2019	$39,326	$580,013	$(64,179)	$(18,449)	$2,932	$(2,202)	$(15,985)	$—	$521,456	$135,529	$656,985

The accompanying notes form an integral part of these consolidated financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH 31, 2018

			Other components of equity
	Share capital	Share premium account	Currency translation reserve	Available for sale fair value reserves	Revaluation reserve	Hedging reserve	Reserves	JSOP reserve	Share Application Reserve	Equity Attributable to Shareholders of EROS International PLC	Non- controlling interest	Total equity
	(in thousands)
Balance as at April 1, 2017	$31,877	$399,686	$(55,810)	$6,238	$1,829	$(375)	$436,997	$(15,985)	$—	$804,457	$79,091	$883,548

(Loss)/Profit for the year	—	—	—	—	—	—	(22,575)	—	—	(22,575)	12,830	(9,745)

Other comprehensive income/(loss) for the year	—	—	(912)	—	6	375	—	—	—	(531)	(241)	(772)

Total comprehensive income/(loss) for the year	—	—	(912)	—	6	375	(22,575)	—	—	(23,106)	12,589	(10,517)

Share based compensation (Refer Note 27)	—	—	—	—	—	—	17,316	—	—	17,316	602	17,918

Shares issued on exercise of employee stock options and awards (Refer Note 27)	277	8,894	—	—	—	—	(8,955)	—	—	216	—	216

Changes in ownership interests in subsidiaries that do not result in a loss of control (Refer Note 4)	—	—	—	—	—	—	209	—	—	209	40,568	40,777

Issue of shares, net of transaction costs of Nil (Refer Note 26)	555	15,874	—	—	—	—	—	—	—	16,429	—	16,429

Loss of control in a subsidiary (Refer Note 4)	—	—	—	—	—	—	—	—	—	—	4,878	4,878

Shares pending for allotment (Refer Note 26)	—	—	—	—	—	—	—	—	18,000	18,000	—	18,000

Shares issued in lieu of convertible notes (Refer Note 26)	2,625	29,543	—	—	—	—	—	—	—	32,168	—	32,168

Balance as at March 31, 2018	$35,334	$453,997	$(56,722)	$6,238	$1,835	$—	$422,992	$(15,985)	$18,000	$865,689	$137,728	$1,003,417

The accompanying notes form an integral part of these consolidated financial statements.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	NATURE OF OPERATIONS, GENERAL INFORMATION AND BASIS OF PREPARATION

Eros International Plc (“Eros” or the “Company”) and its subsidiaries’ (together with Eros, the “Group”) principal activities include the acquisition, co-production, distribution of Indian films and provision of related production services, including visual special effects, for filmed entertainment sector . Eros International Plc is the Group’s ultimate parent company. It is incorporated and domiciled in the Isle of Man. The address of Eros International Plc’s registered office is First Names House, Victoria Road, Douglas, Isle of Man IM2 4DF.

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared on accrual basis and under the historical cost convention on a going concern basis, with the exception of:

A)	revaluation of certain properties and equipment
B)	certain financial instruments and assets acquired and liabilities assumed in a business combination that have been measured at fair value as required by relevant IFRSs
C)	Employee stock option plans which have been recognized at fair value
D)	Certain employee benefit plans, which are measured based on actuarial assumptions
E)	Trade receivables and Investments recorded at Fair Value Through Profit and Loss (FVTPL) and Fair Value Through Other Comprehensive Income (FVOCI)

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

The consolidated financial statements for the year ended March 31, 2020 were approved by the Eros Board of Directors and authorized for issue on July 30, 2020.

2	GLOBAL PANDEMIC, GOING CONCERN AND IMPAIRMENT OF NON- CURRENT ASSETS

2(a)	GLOBAL PANDEMIC

In December 2019, a novel strain of coronavirus (‘Global Pandemic’or ‘COVID-19’) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries, and infections have been reported globally including India, United Kingdom, United States, Dubai, Singapore and Australia where the group through its offices distributes the films theatrically. In response to the public health risks associated with the COVID-19, the Government of the aforesaid countries has announced nation-wide lockdown which resulted in the closure of all the theatres in the respective geographies and caused disruptions in the production and availability of content, including delayed, or in some cases, shortened or cancelled theatrical releases. The lockdown has affected the Group’s ability to generate revenues from the monetization of Indian film content in various distribution channels through agreements with commercial theatre operators. Also refer to note 2 (c), wherein the Group has recorded an impairment charge of $ 431,200 for the year ended March 31, 2020. In addition, refer to note 19, wherein the Group has recorded credit impairment loss of $ 103,109 for the year ended March 31, 2020.

The extent of the adverse impact on the Group’s financial and operational results will be dictated by the length of time that such disruptions continue, which will, in turn, depend on the currently unknowable duration of COVID-19 and among other things, the impact of governmental actions imposed in response to the pandemic and individuals’ and companies’ risk tolerance regarding health matters going forward. The Group’s business also could be significantly affected even after reopening of certain operations, should the disruptions caused by the COVID-19 lead to changes in consumer behaviour (such as social distancing), which the Group currently believes will be temporary.

The Group is continuously monitoring the rapidly evolving situation and its potential impacts on the Group’s financial position, results of operations, liquidity, and cash flows.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2(b)	GOING CONCERN ASSUMPTION

The Group meets its day to day working capital requirements and funds its investment in content and film rights primarily through a variety of cash generated from operations, banking arrangements, de-recognition of financial assets and strategic alternatives.

The Group is dependent upon external borrowings for its working capital needs and investment in content and film rights. Under the terms of such banking arrangements, the Group is able to draw down in the local currencies of its operating businesses.

The borrowings (as set out in Note 22) are subject to individual covenants and a negative pledge that restricts the Group’s ability to incur liens, security interests or similar encumbrances or arrangements on its assets. During the current year, there had been a credit rating downgrade of our Indian listed subsidiary due to delay in repayment of loan instalments.

As at March 31, 2020, Group’s borrowings were $ 178,972, of which $ 117,097 is repayable in fiscal 2021. In addition, the Group has opted for moratorium as per Reserve Bank of India guidelines 2019-2020/2392 on account of global pandemic wherein all the instalments due from 1 March 2020 to 31 August 2020 will be converted  to short-term borrowing post moratorium period.

Further, the Group has reported a negative net current assets position on the balance sheet date.

The Group continue to experience significant net loss for fiscal 2020. The Group has incurred loss amounting $491,704 for the year ended March 31, 2020 [after considering the impact of an impairment loss amounting $431,200 as described in Note 2 (c)] when compared to net loss of $ $410,453 [after considering the impact of an impairment loss amounting $423,355 as described in Note 2 (c)] and $9,745 respectively for the year ended March 31, 2019 and 2018.

Despite these uncertainties, and uncertainties arising from the global pandemic, which have been explained in detail in Note 2 (a), the management continues to adopt the going concern basis in preparing the consolidated financial statements as of March 31, 2020 in accordance with IFRS as issued by the IASB, which assumes that the Group will be able to discharge all its liabilities, including mandatory repayment of the banking facilities, as disclosed in Note 31, as they fall due on account of:

a)	On September 26, 2019, the Group entered into a definitive agreement with an institutional investor to procure additional funding of $25,000 through the issuance of senior convertible notes, resulting enhanced liquidity to the Group. Subsequent to the reporting period, the Company fully paid the outstanding balance of senior convertible notes by conversion into A ordinary shares.

b)	On April 17, 2020, the Group entered into an Agreement and plan of merger with STX Filmworks, Inc, a Delaware corporation (“STX”) – a Company that specializes in producing, financing, distributing and marketing film, television and digital content. This merger will help create a pre-eminent global media company, which can develop local and international premium content at scale and across many platforms.

As the result of this merger, (i) new investors and existing STX equity investors are expected to contribute incremental equity financing of $125,000 (of which $35,000 is received as on the date of issuance of the financial statements] and (ii) a line of undrawn credit facility totaling to ~$ 100,000 from a large financial institution/s with a moratorium of 5 years will be available to the combined company.

In addition, the Group expects the combined company to be uniquely positioned to benefit from the accelerating consumption of premium digital content in the world’s most important growth markets with robust capital structure and experienced management team. The combined company is also expected to generate operating synergies within 24 months of closing of the merger transaction, stemming from integration and scale benefits, optimization of global content distribution and enhanced monetization of the Eros Now platform.

c)	The Group have continued to generate a positive operating cash flow before incurring capital expenditures for the year ended March 31, 2020, 2019 and 2018, respectively.

2(c)	IMPAIRMENT OF NON- CURRENT ASSETS

Impairment reviews in respect of goodwill and indefinite-lived intangible assets are performed annually. More regular reviews, and impairment reviews in respect of other non-current assets, are performed if events indicate that an impairment review is necessary. Examples of such triggering events would include a significant planned restructuring, a major change in market conditions or technology, reduction in market capitalization, expectations of future operating losses, or negative cash flows. The asset or Cash Generating Unit (CGU) is impaired if carrying amount of the CGU exceeds its recoverable amount.

The group performed impairment assessment as of March 31, 2020. The recoverable amount of the cash generating unit was determined based on value in use.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Value in use was determined based on future cash flows after considering current economic conditions and trends, estimated future operating results, growth rates (which is lower than those considered in previous years) and anticipated future economic conditions. The approach and key (unobservable) assumptions used to determine the cash generating unit’s value in use were as follows:

Assumptions	As at March 31, 2020	As at March 31, 2019
Growth rate applied beyond approved forecast period	4%	4%
Pre-tax discount rate	20%	21%

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

Accordingly, the Group recorded an impairment loss, totaling to $431,200 and $423,335 as an exceptional item, being significant and non-recurring in nature, within the Statement of Income for the year ended March 31, 2020 and March 31, 2019 respectively. Impairment loss is mainly due to changes in the market conditions, including lower projected volume when compared to prior year/s on account of ongoing global pandemic. The aforesaid impairment loss was allocated to Intangible assets - content. [Refer Note 15]

Sensitivity to key assumptions

The change in the key following assumptions used in the impairment review would, in isolation, lead to an increase in impairment loss recognized by followings amounts as at March 31, 2020 (Although it should be noted that these sensitivities do not take account of potential mitigating actions)

	(in millions)
	As at March 31, 2020	As at March 31, 2019
Increase in discount rate by 1%	52	54
Decrease in long term growth rate applied beyond approved forecast period by 1%	67	30
Decrease in projected volume by 1%	44	63

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1.	Overall considerations

The significant accounting policies that have been used in the preparation of these consolidated financial statements are summarized below. Financial statements are subject to the application of significant accounting estimates and judgments. These are summarized in Note 37.

Significant new accounting pronouncement

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

New accounting standard IFRS 16, "Leases"

Effective April 1, 2019, IFRS 16, Leases, was adopted by the Group on April 1, 2019. The impact of adopting this new standards on the financial statements at April 1, 2019 are disclosed in note 38.

The Company adopted IFRS 16, Leases, which specifies how to recognize, measure, present and disclose leases. The standard provides a single accounting model, requiring the recognition of assets and liabilities for all major leases previously classified as “operating leases”.

The Company applied the “Modified Retrospective Approach” on the date of initial application (April 1, 2019) and the comparatives for the year ended March 31, 2019 have not been retrospectively adjusted. As of April 1, 2019, no cumulative adjustments have been recorded to the retained earnings.

As such the Company recognizes a lease liability and a corresponding right of use asset, at the lease commencement date. The right-of-use asset is initially measured at cost, based on the initial amount of the lease liability. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset is periodically adjusted for certain re-measurements of the lease liability. There is no impact on transition in opening balance of retained earnings as at April 1, 2019 because of the transition method applied. Further comparatives were not restated.

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

Business combinations are accounted for under the acquisition method. The purchase method involves the recognition at fair value of all identifiable assets and liabilities, including contingent liabilities of the subsidiary, at the acquisition date, regardless of whether or not they were recorded in the financial statements of the subsidiary prior to acquisition. On initial recognition, the assets and liabilities of the subsidiary are included in the consolidated statement of financial position at their fair values. Transaction costs that the company incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. Goodwill is stated after separating out identifiable intangible assets. Goodwill represents the excess of acquisition cost over the fair value of the Group’s share of the identifiable net assets of the acquired subsidiary at the date of acquisition. Gain on bargain purchase is recognized immediately after acquisition in the consolidated statement of income.

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

Effective April 1, 2018, the Group has applied IFRS 15 ‘Revenue from Contracts with Customers’ which establishes a comprehensive framework for determining whether, how much and when revenue is to be recognized. IFRS 15 replaces IAS 18 ‘Revenue’, IAS 11 ‘Construction Contracts’ and certain revenue related interpretations and the cumulative effect of initial application is recognised as an adjustment to the opening balance of retained earnings at April 1, 2018. The comparative information for the year ended March 31, 2018 continues to be reported under IAS 18 and IAS 11. Refer note 3.4 – Summary of Significant accounting policies – Revenue recognition in the Annual report of the Group for the year ended March 31, 2019, for revenue recognition policy as per IAS 18 and IAS 11.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Group recognises contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as other liabilities in the statement of financial position (see Note 24). Similarly, if the Group satisfies a performance obligation before it receives the consideration, the Group recognises either a contract asset or a receivable in its statement of financial position, depending on whether something other than the passage of time is required before the consideration is due

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
•

In arrangement for production services, including visual special effects (VFX), and other technical services to clients, the Group recognizes revenue if revenue recognition criteria’s such as a valid sales contract exists, IP is delivered and the Group is reasonably certain on collectability. Revenue is recognized as the services are delivered based on acceptance of the services performed by the customer.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.5.	Goodwill

Goodwill represents the excess of the consideration transferred in a business combination over the fair value of the Group’s share of the identifiable net assets acquired. Goodwill is carried at cost less accumulated impairment losses. Gain on bargain purchase is recognized immediately after acquisition in the consolidated statement of income.

3.6.	Intangible assets

Identifiable intangible assets are recognised when the Group controls the asset, it is probable that future economic benefits attributed to the asset will flow to the Group and the cost of the asset can be reliably measured. Intangible assets acquired by the Group are stated at cost less accumulated amortization less impairment loss, if any, except those acquired as part of a business combination, which are shown at fair value at the date of acquisition less accumulated amortization less impairment loss, if any (Film production cost and content advances are transferred to film and content rights at the point at which content is first exploited). “Eros” (the “Trade name”) is considered to have an indefinite life because of the institutional nature of the corporate brand name, its proven ability to maintain market leadership and the Group’s commitment to develop, enhance and retain its value. The carrying value is reviewed at least annually for impairment and adjusted to recoverable amount if required.

Content

Investments in films and associated rights, including acquired rights and distribution advances in respect of completed films, are stated at cost less amortization less provision for impairment. Costs include production costs, overhead and capitalized interest costs net of any amounts received from third party investors. A charge is made to write down the cost of completed rights over the estimated useful lives, writing off more in year one which recognizes initial income flows and then the balance over a period of up to nine years, except where the asset is not yet available for exploitation. The average life of the assets is the lesser of 10 years or the remaining life of the content rights. The amortization charge is recognized in the consolidated statement of income within cost of sales. The determination of useful life is based upon management’s judgment and includes assumptions on the timing and future estimated revenues to be generated by these assets, which are summarized in Note 37.3.

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

Goodwill and Trade names are tested for impairment at least annually. All other individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Management believes that due to change in the key assumptions with respect to volume growth and discount rate has resulted in impairment of Goodwill and Trade name.

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

iv.	Classification and subsequent measurement of financial liabilities

All financial liabilities are recognised initially at fair value, adjusted by directly attributable transaction costs.

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

Measurement and recognition of leases

The Company considers whether contract is,or contains a lease. A lease is defined as ‘a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration’.

To apply this definition the Company assesses whether the contract meets three key evaluations which are whether:

a)	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Company
b)	the Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

c)	the Company has the right to direct the use of the identified asset throughout the period of use. The Company assess whether it has the right to direct ‘how and for what purpose’ the asset is used throughout the period of use.

Company as a lessee

At lease commencement date, the Company recognises a right-of-use asset and a lease liability on the balance sheet. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Company and any lease payments made in advance of the lease commencement date.

The Company depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term period. The Company also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Company measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Company’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), and payments arising from options reasonably certain to be exercised. Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest expenses. It is remeasured to reflect any reassessment or modification.

The Company has elected to account for short-term leases and leases of low-value assets using the exemption given under IFRS 16. Instead of recognising a right-of-use asset and lease liability, the payments in relation to these are recognised as an expense in profit or loss on a straight-line basis over the lease term or on another systematic basis if that basis is more representative of the pattern of the Company’s benefit.

Company as a lessor

Lease income from operating leases where the company is lessor is recognised in income on straight line basis over the lease term.

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

Changes in ownership interest in a subsidiary

As of March 31, 2020, EIML has 479,614 (2019: 757,886), stock option outstanding under the India IPO Plan. In the year ended March 31, 2020, 121,496 (2019: 536,263) options were exercised at a weighted average exercise price of INR 10 (2019: INR 10) per share.

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5	BUSINESS SEGMENTAL DATA

The Group acquires, co-produces, distributes and provides production services, including visual special effects (VFX) in respect of Indian films in multiple formats worldwide. Film advances is monitored and strategic decisions around the business operations are made based on the filmed entertainment sector, whether it is new release, library or services. Hence, the Management identifies only one operating segment in the business, filmed entertainment. We distribute our film content to the Indian population in India, the South Asian diaspora worldwide and to non-Indian consumers who view Indian films that are subtitled or dubbed in local languages. As a result of these distribution activities, Eros has identified four geographic markets: India, North America, Europe and the Rest of the world.

	Year ended March 31
	2020	2019	2018
	(in thousands)
Revenue by region of domicile of Group’s operation
India	$41,119	$100,387	$98,073
Europe	26,927	63,196	27,028
North America	1,309	1,759	1,244
Rest of the world	86,097	104,784	134,908
Total Revenue (*)	$155,452	$270,126	$261,253

Revenue of $85,793 (2019: $81,409 and 2018: $103,263) from the United Arab Emirates and is included within Rest of the world and revenue of $26,927 (2019: $63,196 and 2018: $27,028) from the United Kingdom and Isle of Man are included under Europe in the above table.

	Year ended March 31
	2020	2019	2018
	(in thousands)
Revenue by region of domicile of customer’s location
India	$44,887	$116,078	$109,986
Europe	94,887	2,345	7,739
North America	6,078	5,682	5,147
Rest of the world	9,600	146,021	138,381
Total Revenue (*)	$155,452	$270,126	$261,253

Revenue of $1,329 (2019: $62,527 and 2018: $67,993) from the United Arab Emirates and $5,240 from China are included within Rest of the world and revenue of $81,465 (2019: $1,180 and 2018: $5,200) from United Kingdom is included under Europe in the above table.

For the year ended March 31, 2020, March 31, 2019 and March 31, 2018, two customers accounted for more than 10% of the Group’s total revenues

	Year ended March 31
	2020	2019	2018
	(in thousands)
Revenue by source
Theatrical	$10,586	$69,542	$79,069
Satellite Content licensing	7,112	77,453	97,168
Digital and other ancillary(*)	137,754	123,131	85,016
Total Revenue(**)	$155,452	$270,126	$261,253

(*) the ancillary includes revenue from providing producer support and VFX services to customers

(**) Net of significant discounting component $5,558 (2019: $34,467 and 2018: $6,816 ). [Refer Note 19].

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Segment assets by region of domicile of Group’s operation:

	Total	India	North America	Europe	Rest of the World
	(in thousands)
Non-current assets (*)
As of March 31, 2020	$475,633	$152,340	$1	$25,860	$297,432
As of March 31, 2019	$722,043	$336,431	$4	$34,217	$351,391

Segment assets of $292,109 (2019: $295,685) in the United Arab Emirates is included under Rest of the world and segment assets of $25,601 (2019: $32,287) and $259 (2019: $1,903) in the United Kingdom and IOM respectively is included under Europe in the above table.

(*) Non-current assets include property and equipment, right of use assets, intangibles assets (content and others) and restricted deposit by geographic area.

6	NATURE OF EXPENSES

(Loss)/Profit for the year is arrived at after the following are charged to the consolidate statements of income:

	Year ended March 31
	2020	2019	2018
	(in thousands)
Publicity and advertisement costs	$11,452	$19,779	$12,684
Film distribution costs	1,320	5,462	6,739
Amortization expenses [Refer note 15]	64,451	130,155	115,285
Personnel costs [Refer note 7]	36,697	37,015	35,661
Rent expenses	391	1,916	1,359
Legal and professional expenses	4,615	6,980	8,204
Provision for trade and other receivables	—	—	1,968
Bad debt	—	—	2,772
Credit impairment loss, net [Refer note 19]	97,551	25,741	4,308
Depreciation and amortization of other intangibles	3,462	2,263	2,991
Impairment charge on goodwill	—	—	1,205
Impairment loss on content advances	—	—	353
Impairment loss on advances to content vendors	—	7,284	—
Others	6,105	5,935	9,208
	$226,044	$242,530	$202,737
Cost of services	$81,725	$155,396	$134,708
Administrative costs	$144,319	$87,134	$68,029

7	PERSONNEL COSTS

	Year ended March 31
	2020	2019	2018
	(in thousands)
Salaries	$13,781	$14,591	$16,790
Social security and other employment charges	617	831	916
Salaries and other charges	14,398	15,422	17,706
Share based compensation (Refer note 27)	22,268	21,561	17,918
Pension charges	31	32	37
	$36,697	$37,015	$35,661

	Year ended March 31
Key management compensation	2020	2019	2018
	(in thousands)
Salaries	$4,395	$4,010	$4,919
Share based compensation	19,829	13,859	11,519
Pension charges	23	21	16
	$24,247	$17,890	$16,454

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8	NET FINANCE COSTS

	Year ended March 31
	2020	2019	2018
	(in thousands)
Interest on borrowings (*)	$29,474	$33,530	$32,556
Reclassification of cash flow hedge to consolidated statements of income	—	—	375
Total interest expense (*)	29,474	33,530	32,931
Capitalized interest on eligible film rights and content advances	(8,703)	(9,437)	(13,263)
Total finance costs	20,771	24,093	19,668
Less: Interest income
Unwinding of interest	(9,807)	(13,227)	(932)
Bank deposits	(2,185)	(3,192)	(923)
Total finance income	(11,992)	(16,419)	(1,855)
	$8,779	$7,674	$17,813

For the year ended March 31, 2020, the capitalization rate of interest was 11.00% (2019: 10.21% and 2018:11.56%).

(*) includes interest expense in respect of financial liabilities classified at fair value through profit or loss $5,517 (2019: $10,682 and 2018: $4,338), significant discounting on long-term advance from customers $1,501 (2019: $458) and leases $ 184

9	OTHER GAINS/(LOSSES)

	Year ended March 31
	2020	2019	2018
	(in thousands)
Foreign exchange (loss)/gain, net	$5,650	$5,610	$(6,250)
Gain/(loss) on sale of property and equipment and other Intangibles	(70)	(97)	2
Gain/(Loss) on available-for-sale financial assets (Refer note 17)	(1,253)	37	—
Impairment charge on available -for- sale financial assets (Refer note 17)	—	—	(2,436)
(Loss) on de-recognition of financial assets measured at amortized cost net (*)	(5,285)	(5,988)	(3,562)
Mark to market gain/(loss) on derivative financial instrument measured at fair value through profit and loss account (Refer note 25)	—	(902)	—
(Loss) on settlement of derivative financial instruments	—	—	(586)
(Loss) on financial liability (convertible notes) measured at fair value through profit and loss account (Refer note 22)	(15,987)	(21,398)	(13,840)
(Loss) on deconsolidation of a subsidiary (Refer note 4)	—	—	(14,649)
Reversal of expected credit loss (Refer note 19)	10,382	20,698	—
Liabilities no longer required, written-back	2,487	—
Credit from Government of India	760	2,328	—
	$(3,316)	$288	$(41,321)

(*) Arising on assignment and novation of trade receivables and trade payables with no-recourse. Derecognition of aforesaid financial assets/liabilities measured at amortized cost is to mitigate both credit risk and liquidity risk (Refer Note 31).

10	INCOME TAX EXPENSE

	Year ended March 31
	2020	2019	2018
	(in thousands)
Current income tax expense	$1,800	$17,372	$5,556
Deferred income tax (benefit) / charge	(23,983)	(10,044)	3,571
Income tax expenses	$(22,183)	$7,328	$9,127

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of tax charge

	Year ended March 31
	2020	2019	2018
	(in thousands)
(Loss) before tax	$(513,887)	$(403,125)	$(618)
Income tax (benefit)/expense at tax rates applicable to individual entities(#)	(44,763)	6,814	7,358
Tax effect of:
Effect of unrecognised tax asset (*)	29,898	—	657
Changes in tax rates on temporary differences brought forward	(7,476)	232	(168)
Items not deductible for income tax	5	688	486
Adjustment in respect of current income tax of previous years	—	(762)	—
Others	153	356	794
Income tax expense	$(22,183)	$7,328	$9,127

(#) Domestic tax is Nil as the Company is subject to income tax in Isle of Man at a rate of zero percent. Foreign taxes are based on applicable tax rates in each subsidiary jurisdiction.

(*) In view of tax losses on Company’s Indian Listed subsidiary, deferred tax assets on deductible temporary differences have been recognised to the extent of deferred tax liability on taxable temporary difference on account of lack of sufficient certainty of future earnings against which such deferred tax asset can be realised. Unrecognised tax asset, in respect of tax losses and deductible temporary differences of $ 118,793, is $ 29,898.

11	DEFERRED INCOME TAX ASSETS AND LIABILITIES

Changes in deferred income tax assets and liabilities

	As At March 31, 2020
	Opening Balance	Recognized in statements of income	Exchange Difference	Closing Balance

Deferred tax assets:
Minimum alternate tax carry-forward	$88	$2	$(6)	$84
Property and equipment	76	120	(9)	187
Credit impairment loss	5,044	(3,740)	(918)	386
Content advances and film production	—	11,791	(2,916)	8,875
Others	3,281	(4,328)	2,167	1,120
Total income deferred tax asset	$8,489	$3,845	$(1,682)	$10,652
Deferred income tax liabilities:
Property and equipment	(624)	38	520	(66)
Content advances and film production	(34,029	20,100	1,397	(12,532)

Total deferred income tax liability	$(34,653)	$20,138	$1,917	$(12,598)

Net deferred tax (liability)	$(26,164)	$23,983	$235	$(1,946)
As at March 31, 2020
Deferred income tax asset				$742
Deferred income tax liability				$(2,688)

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		As At March 31, 2019
	Opening Balance	Impact of adoption of IFRS 9	Recognized in statements of income	Exchange Difference	Closing Balance
	(in thousands)
Deferred tax assets:
Minimum alternate tax carry-forward	$927	—	$(778)	$(61)	$88
Property and equipment	83	—	(2)	(5)	76
Credit impairment loss	—	673	4,385	(14)	5,044
Others	2,442	—	984	(116)	3,310
Total income deferred tax asset	$3,452	673	$4,589	$(196)	$8,518
Deferred income tax liabilities:
Property and equipment	(776)	—	142	10	(624)
Intangible assets	(41,815)	—	5,313	2,473	(34,029)
Others	(29)	—	—	—	(29)
Total deferred income tax liability	(42,620)	—	$5,455	$2,483	$(34,682)

Net deferred tax (liability)	(39,168)	673	$10,044	$2,287	$(26,164)
As at March 31, 2019
Deferred income tax asset					$1,263
Deferred income tax liability					$(27,427)

Deferred tax is calculated in full on all temporary differences under the liability method using the local tax rate of the country in which the timing difference occurs.

Deferred tax assets have been recognised on the basis that there is reasonable certainty of profitability to utilize the available losses and tax credits. However, in view of tax losses on Group’s Indian listed subsidiary, deferred tax assets on deductible temporary differences have been recognised to the extent of deferred tax liability on taxable temporary difference on account of lack of sufficient certainty of future earnings against which such deferred tax asset can be realised.

Deferred tax liabilities to the extent of $21,390 (2019: $49,163 and 2018: $43,962) have not been provided on the undistributed earnings of subsidiaries as Eros is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and setoff against future tax liabilities computed under normal tax provisions. The Indian subsidiaries were required to pay MAT in the past years and accordingly, a deferred tax asset of $84 (2019: $88 and 2018: $927) has been recognised in the consolidated financial position, which can be carried forward for a period of fifteen assessment years immediately succeeding the assessment year in which it becomes allowable.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12	EARNINGS PER SHARE (EPS)

	2020		2019		2018
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in thousands, except number of shares and earnings per share)
(Loss)/earnings
(Loss)attributable to the equity holders of the parent	$(418,992)	(418,992)	$(423,867)	(423,867)	$(22,575)	$(22,575)
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	—	—	(197)	—	(475)
Adjusted earnings attributable to equity holders of the parent	$(418,992)	(418,992)	$(423,867)	(424,064)	$(22,575)	$(23,050)
Number of shares
Weighted average number of shares	107,532,584	107,532,584	70,706,579	70,706,579	62,151,155	62,151,155
Potential dilutive effect related to share based compensation scheme		8,237,299	—	1,463,640	—	1,331,211
Adjusted weighted average number of shares	107,532,584	115,769,883	70,706,579	72,170,219	62,151,155	63,482,366
(Loss) per share
(Loss) attributable to the equity holders of the parent per share (cents)	(389.6)	(389.6)	(599.5)	(599.5)	(36.3)	(36.3)

The above table does not split the earnings per share separately for the ‘A’ ordinary 30p shares and the ‘B’ ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings.

The Company excludes options with exercise prices that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive. In the year ended March 31, 2020, 601,667 shares were not included in diluted earnings per share (2019: 1,957,035). Since there is loss for the fiscal year 2019, the potential equity shares resulting from dilutive options are not considered as dilutive and hence, the Diluted EPS is same as Basic EPS.

Further, the Company have excluded convertible notes 13,888,889 shares because of their effect was anti-dilutive (2019 : 7,567,962).

13	PROPERTY AND EQUIPMENT

	As At March 31, 2020
	Land and Building	Furniture, fittings and equipment	Vehicles	Machinery	Total
	(in thousands)
Opening net carrying amount	$9,562	$199	$549	$601	$10,911
Exchange difference	(480)	(8)	(29)	(7)	(524)
Additions	30	—	—	31	61
Adjustment on Adoption of IFRS 16	—	—	—	(243)	(243)
Disposals	—	(2)	(116)	(2)	(120)
Adjustment of depreciation on disposal	—	1	28	2	31
Depreciation charge	(579)	(49)	(132)	(131)	(891)
Balance as at March 31, 2020	$8,533	$141	$300	$251	$9,225
Capital work-in-progress					$9
Net carrying value as at March 31, 2020					$9,234

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	As At March 31, 2020
	(in thousands)
Cost or valuation	$13,408	$1,749	$1,244	$4,032	$20,433
Accumulated depreciation	(4,875)	(1,608)	(944)	(3,781)	(11,208)
Net carrying amount	$8,533	$141	$300	$251	$9,225
Capital work-in-progress					$9
Net carrying value as at March 31, 2020					$9,234

	As At March 31, 2019
	Land and Building	Furniture, fittings and equipment	Vehicles	Machinery	Total
	(in thousands)
Opening net carrying amount	$8,481	$348	$698	$476	$10,003
Exchange difference	(292)	(12)	(43)	(12)	(359)
Revaluation	1,745	—	—	—	1,745
Additions	207	16	116	394	733
Reclassification and other adjustment		(61)	2	—	(59)
Disposals	(449)	(56)	—	(65)	(570)
Adjustment of depreciation on disposal	367	39	—	61	467
Depreciation charge	(497)	(75)	(224)	(253)	(1,049)
Balance as at March 31, 2019	$9,562	$199	$549	$601	$10,911
Capital work-in-progress					$10
Net carrying value as at March 31, 2019					$10,921

	As At March 31, 2019
	(in thousands)
Cost or valuation	$13,858	$1,759	$1,389	$4,318	$21,324
Accumulated depreciation	(4,296)	(1,560)	(840)	(3,717)	(10,413)
Net carrying amount	$9,562	$199	$549	$601	$10,911
Capital work-in-progress					$10
Net carrying value as at March 31, 2019					$10,921

Property and equipment with a net carrying amount of $8,189 (2019: $6,685) have been pledged to secure borrowings (Refer Note 22).

Land and buildings were revalued as at March 31, 2019 by independent valuers on the basis of market value. Fair values were estimated based on recent market transactions, which were then adjusted for specific conditions relating to the land and buildings. As at March 31, 2020, had land and buildings of the Group been carried at historical cost less accumulated depreciation, their carrying amount would have been $4,337 (2019: $4,983).

Capital work-in-progress of $9 (2019: $10) primarily related to Machinery cost in Company’s leased premises.

14	GOODWILL AND TRADEMARK

Goodwill and Trademark	Amount in US$
Balance as at March 31, 2019	$—
Balance as at March 31, 2020	$—

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15	INTANGIBLE CONTENT ASSETS

	Gross Content Assets	Accumulated Amortization	Impairment Loss	Content Assets
As at March 31, 2020
Film and content rights	$1,835,263	$(975,774)	$(557,510)	$301,979
Content advances	427,046	—	(274,325)	152,721
Film productions	12,089	—	(4,900)	7,189
Non-current content assets	$2,274,398	$(975,774)	$(836,735)	$461,889

As at March 31, 2019
Film and content rights	$1,675,406	(954,628)	(366,703)	$354,075
Content advances	378,268	—	(38,832)	339,436
Film productions	13,061	—	—	13,061
Non-current content assets	$2,066,735	(954,628)	(405,535)	$706,572

	As At ended March 31
	2020	2019
	(in thousands)
Film productions
Opening balance	$13,061	$10,867
Additions	9,314	3,413
Exchange difference	(751)	(775)
Impairment loss (Refer to Note 2 (c))	(4,900)	—
Transfer to film and content rights	(9,535)	(444)
Closing balance	$7,189	$13,061

Content advances
Opening balance	$339,436	$349,568
Additions (*) (**)	255,940	261,002
Reclassifications	—	(65)
Exchange difference	(9,484)	(12,314)
Impairment loss (Refer to Note 2 (c))	(235,493)	(38,832)
Transfer to film and content rights	(197,678)	(219,923)
Closing balance	$152,721	$339,436

Film and content rights
Opening balance	$354,075	$638,108
Amortization	(64,451)	(130,155)
Exchange difference	(4,486)	(7,542)
Impairment loss (Refer to Note 2 (c))	(190,807)	(366,703)
Transfer from inventory	435	—
Transfer from film productions and content advances	207,213	220,367
Closing balance	$301,979	$354,075

Film and content rights with a carrying amount of $123,180 (2019: $310,996) have been pledged against secured borrowings (Refer Note 22).

(*)represents non-cash movement on account of de-recognition of financial liabilities amounting to $90,118 (2019: $160,615) [Refer Note 31].

(**) capital creditors amounting $24,513 were settled by issuance of A Ordinary Shares, [Refer note 26].

16	INTANGIBLE ASSETS-OTHER

Other intangibles comprise of software and other intangibles used within the Group’s digital and home entertainment activities and internal accounting activities.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The changes in other intangible assets are as follows:

	As At March 31, 2020
	(in thousands)
	Information technology assets	Other intangibles	Total
Opening net carrying amount as on March 31, 2019	$1,204	$2,590	$3,794
Exchange difference	—	(137)	(137)
Additions	—	—	—
Disposal and reclassification	(59)	(4)	(63)
Amortization charge	(39)	(855)	(894)
Sub- total	1,106	1,594	2,700
Intangibles under development	—	—	235
Closing net carrying amount as on March 31, 2020	$1,106	$1,594	$2,935

	As At March 31, 2020
	(in thousands)
Cost or valuation as on March 31, 2019	$5,055	$6,466	$11,521
Accumulated amortization	(3,949)	(4,872)	(8,821)
Net carrying amount as on March 31, 2020	$1,106	$1,594	$2,700
Intangibles Under Development			$235
Net carrying value as at March 31, 2020			$2,935

	As At March 31, 2019
	(in thousands)
	Information technology assets	Other intangibles	Total
Opening net carrying amount as on March 31, 2018	$1,449	$3,831	$5,280
Exchange difference	—	(148)	(148)
Additions	—	907	907
Disposal and reclassification	59	(1,090)	(1,031)
Amortization charge	(304)	(910)	(1,214)
Closing net carrying amount as on March 31, 2019	$1,204	$2,590	$3,794

	As At March 31, 2019
	(in thousands)
Cost or valuation as on March 31, 2019	$5,114	$6,607	$11,721
Accumulated amortization	(3,910)	(4,017)	(7,927)
Net carrying amount as on March 31, 2019	$1,204	$2,590	$3,794

Other intangible assets with a carrying amount of $57 (2019: $92) have been pledged against secured borrowings (Refer Note 22).

17	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As At March 31
	2020	2019
	(in thousands)
Non-Current investments
Valuable Technologies Limited	$140	$2,000
LMB Holdings Limited	—	650
	$140	$2,650
Current investments Polyxo Global Limited	$225	$1,042
Plutus Opportunities Fund Limited	3,577	—
	$3,942	$3,692

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The movement in the financial assets is as follows:

	Financial Assets at FVTPL	Financial Assets at FVTOCI

As at March 31, 2018	$27,257	$—
Reclassification (refer note 29)	(27,257)	27,257
Additions	1,005	80
Fair valuation gain / (loss)	37	(24,687)
As at March 31, 2019	1,042	$2,650
Additions/(Disposal)	4,013	(650)
Fair valuation gain / (loss)	(1,253)	(1,860)
As at March 31, 2020	$3,802	$140

Eros acquired an interest in Valuable Technologies Limited (“Valuable”) in the year ended March 31, 2009. Valuable manages and operates a number of companies within media and entertainment, technology and infrastructure. These companies include “UFO Moviez”, the leading provider of Digital projection solutions for cinemas in India and “Impact” whose business is theatrical ticketing and sales data. As at March 31, 2020 and March 31, 2019, Eros owns 7.2% of Valuable’s equity. For the year ended March 31, 2020 and March 31, 2019, management has used the latest available financial statements, which shows decrease in revenue and increase in losses compared to prior years. Accordingly, the fair value has been computed using the Net Asset Value method. Management has used an estimate of 30% for the discount for lack of liquidity (DLOL). DLOL reflects the ease of investor's ability to liquidate its business interest. As per Eros’s stake of 7.2%, the estimated fair value (Non- Marketable and Non-Control Basis) is arrived at $140.

Acacia Investments Holdings Limited (“Acacia”) is a dormant holding company and owns 12.97% of L.M.B Holdings Limited (“LMB”) which through its subsidiaries operates satellite television channels, such as “B4U Music”, “B4U Movies” and “The Movie House Channel”. As of March 31, 2020, and prior, the Group had no Board representation, no involvement in policy decision making, did not provide input in respect of technical know-how and had no material contract with LMB or its subsidiaries nor did they have the power to exert significant influence. Until the year ended March 31, 2018, due to the range of potential outcomes for the investment was estimated using level 3 inputs, using guideline public companies method with revenue multiple. The Management has concluded the sale of their stake in “LMB Holdings Limited” at $650 in the month of July 2019.

Investments in these unquoted equity investments are not held for trading. Instead, they are medium or long-term strategic purpose fair value of the investment has been derived based on the information and closing statement received from funds.

18	INVENTORIES

	As At March 31
	2020	2019
	(in thousands)
Goods for resale	$—	$435
	$—	$435

During the year ended March 31, 2020, inventory of Nil (2019: $93 and 2018: $290) was recognised in the consolidated statements of income as an expense. In addition to the year the company has charged Nil (2019: $69) as expense in statement of income as a result of the write down of inventories. Inventories with a carrying amount of $NIL (2019: $435) have been pledged as security for certain of the Group’s borrowings (Refer note 22).

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19	TRADE AND OTHER RECEIVABLES

	As at
	March 31, 2020	March 31, 2019
Trade accounts receivables at fair value (*)
Trade accounts receivables	$138,869	156,026
Credit impairment (loss)	(41,470)	(26,133)
Fair Value gain/(loss)	(2,650)	(4,664)
Trade accounts receivables net	94,749	125,229

Trade accounts receivables at amortised cost
Trade accounts receivables	$77,772	$86,331
Credit impairment (loss)	(70,853)	(15,202)
Trade accounts receivables net	6,919	71,129

Total Trade accounts receivables	$101,668	$196,358

Balance with statutory authorities	6,568	7,672
Accrued interest	92	2,188
Advance to content vendor	1,373	3,462
Prepaid charges	2,578	1,790
Unbilled revenues	553	1,717
Other receivables	5,182	2,023
Trade and other receivables	$118,014	$215,210

Current	107,253	205,145
Non-current	10,761	10,065
	$118,014	$215,210

(*) Business model is achieved both by collecting contractual cash flows and de-recognition of financial assets arising on assignment and novation transaction. (Refer Note 31)

The age of account receivables net of credit of credit impairment loss are past due but not impaired were as follows:

	As at
	March 31, 2020	March 31, 2019
Not more than three months	$15,097	$44,687
More than three months but not more than six months	11,764	15,948
More than six months but not more than one year	14,896	15,310
More than one year	4,899	8,796
	$46,656	$84,741

Trade and other receivables with a net carrying amount of $29,969 (2019: $83,991) have been pledged against secured borrowings (Refer Note 22).

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The movement in the allowances for expected credit losses is as follows:

	Year ended
	March 31, 2020
	Trade Receivables	Other Receivables	Total Receivables
Balance as on April 1, 2019	$41,335	$447	$41,782
Charged to operations	103,109	—	103,109
Unwinding of expected credit loss (included in finance income)	(9,807)	—	(9,807)
Reversal of expected credit loss (included in other gains/(losses))	(10,382)	—	(10,382)
Bad debts	(6,743)	—	(6,743)
Translation Adjustment	(5,189)		(5,189)
Balance at the end of the year	$112,323	$447	$112,770

The movement in the allowances for expected credit losses is as follows:

	Year ended
	March 31, 2019
	Trade Receivables	Other Receivables	Total Receivables
Balance at the beginning of the period	$10,193	$—	$10,193
Impact of adoption of IFRS 9	18,050	447	18,497
Balance as on April 1, 2018	28,243	447	28,690
Charged to operations	60,208	7,284	67,492
Unwinding of expected credit loss (included in finance income)	(13,227)	—	(13,227)
Reversal of expected credit loss (included in other gains/(losses))	(20,698)	—	(20,698)
Bad debts	(13,031)	(7,284)	(20,315)
Translation adjustment	(160)	—	(160)
Balance at the end of the year	$41,335	$447	$41,782

20	TRADE AND OTHER PAYABLES

	As At March 31
	2020	2019
	(in thousands)
Trade accounts payable(*)	$21,030	$25,299
Accruals and other payables (includes creditors for content assets of $29,937 (2019: $16,139))	43,809	32,888
Contract liability (deferred revenue)	9,827	12,260
Accrued interest	3,106	2,395
Value added taxes and other taxes payable	13,169	10,645
	$90,941	$83,487

(*) Includes settlement of payables through issuance of shares (Refer note 27). and de-recognition of financial liabilities arising on assignment and novation transaction [Refer note 31]

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

	As At March 31
	2020	2019
	(in thousands)
Cash at bank and in hand	$2,563	$89,117
	$2,563	$89,117

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22	BORROWINGS

An analysis of long-term borrowings is shown in the table below.

	Nominal		As at March 31,
	Interest Rate	Maturity	2020	2019
			(in thousands)
Asset backed borrowings
Vehicle loan	2.5 - 9.5%	2017-22	$127	$382
Term loan	MCLR +3.2% - 4.50%	2019-22	6,843	12,947
Term loan	BR + 2.75%	2020-21	509	1,083
Term loan	10.39% - 13.75%	2020-23	—	251
			$7,479	$14,663
Unsecured borrowings
Retail bond	6.50%	2021-22	62,274	65,215
Convertible notes(1)	14.23%	2020-21	—	68,349
			$62,274	$133,564

Cumulative effect of unamortised costs			(399)	(691)
Instalments due within one year:
Convertible notes(2)			—	(68,349)
Others			(7,240)	(7,267)
			$62,114	$71,920

Long-term borrowings at amortised cost			$62,114	$71,920

Bank prime lending rate and marginal cost lending rate (“BPLR” & “MCLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

Analysis of short-term borrowings

	Nominal	As at March 31,
	interest rate (%)	2020	2019
		(in thousands)
Asset backed borrowings
Export credit, bill discounting and overdraft	MCLR +.40% to 6%	$37,755	$32,078
Export credit, bill discounting and overdraft	Base Rate + 0.5% to 1%	3,442	3,533
Export credit, bill discounting and overdraft	6.01% - 15.25%	28,773	26,719
Convertible notes(1)	9.96%	23,100	—
Short- term loan(3)	3.25% - 16.45%	16,548	70,962
		$109,618	$133,292
Unsecured borrowings
Instalments due within one year on long-term borrowing		7,240	75,616
		$116,858	$208,908

Short-term borrowings at fair value		23,100	68,349
Short-term borrowings at amortised cost		$93,758	$140,559

1	Eros International Plc. (“issuer”) issued Senior Convertible Notes (SCN or convertible notes) on December 06, 2017 amounting to $122,500 principal amount and option to purchase warrants up to 2,000 of A ordinary share for a term of 6 months at an offer price of $100,000 by private placement. The notes are payable in equal installments of $3,500 per month for 35 months starting December 31, 2017. The installments can be paid either in cash or can be converted into A ordinary equity shares of the issuer at the option of the issuer as per the terms of the arrangement. The notes are fully paid as at the date of reporting. Further, Eros International Plc. (“issuer”) issued Senior Convertible Notes (SCN or convertible notes) on September 25, 2019 amounting to $27,500 principal amount. The maturity date of convertible is September 26, 2020. . The installments will be converted into A ordinary equity shares of the issuer at the option of the issuer as per the terms of the arrangement.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The holder of the notes can defer the payment of the amount due on any instalment dates to another instalment date as well as has the right to accelerate the payment on the notes as per the terms of the agreement

The Company has classified the instrument as a financial liability at fair value through profit or loss. The Company the Monte-Carlo simulation model to obtain the fair value of the convertible notes. Fair value of the financial liability outstanding as at the date of reporting is $23,100 (2019: $68,349)

The mark-to-market loss and interest expense for the year ended March 31, 2020 was $15,987 (2019: $21,398) and $5,517 (2019: $10,682) have been recognized within other gain/(losses) and net finance cost, respectively, net in the Statement of Income.

2.	Secured by pledge of shares held in the Group’s majority owned subsidiary, Eros International Media Limited, India.

3.	For the twelve months ended March 31, 2020 capitalization rate of interest was 11.00% (2019: 10.21%)

4.	Borrowing agreements are subjected to covenant clause, whereby the Company is required to meet certain key financial ratios and those remaining unfulfilled resulted in disclosure of the outstanding balance with the aforesaid banking institution as a current liability as of March 31, 2020. Management is in the process of renewal of the aforesaid borrowing arrangement with the bank/s and is expecting that a revised loan sanction letter will be in place in the coming quarter/s.

Fair value of the long-term borrowings as at March 31, 2020 is $43,964 (2019: $140,968). Fair values of long-term financial liabilities except retail bonds and convertibles notes have been determined by calculating their present values at the reporting date, using fixed effective market interest rates available to the Companies within the Group. As at March 31, 2020, the fair value of retail bond amounting to $36,897 (2019: $59,313) has been determined using quoted prices from the London Stock Exchange and the fair value of senior convertible notes has been determined at $23,100 (2019: $68,349) by an independent valuation expert using Monte-Carlo simulation model. Carrying amount of short-term borrowings are considered a reasonable approximation of fair value.

Reconciliation of fair value measurement of convertible notes:

March 3, 2020
Particulars	(in thousands)
As at March 31,2019	$68,349
Interest	5,517
‘A’ ordinary shares issued in lieu of convertible notes	(91,753)
Receipt from convertible notes	25,000
Loss on fair value of convertible notes	15,987
As at March 31, 2020	$23,100

23	ACCEPTANCES

	As At March 31
	2020	2019
	(in thousands)
Payable under the film financing arrangements	$1,858	$8,366
	$1,858	$8,366

Acceptances comprise of short-term credit availed from financial institutions for payment to film producers for film co-production arrangement entered by the group. The carrying value of acceptances are considered a reasonable approximation of fair value.

24	OTHER LONG -TERM LIABILITIES

	As At March 31
	2020	2019
	(in thousands)
Contract liability (deferred revenue)(*)	$7,793	$13,271
Employee benefit obligation	465	627
	$8,258	$13,898

(*) includes significant discounting on long-term advances from customers $1,925 (2019: 458)

25	DERIVATIVE FINANCIAL INSTRUMENTS

	As At March 31
	2020	2019
	(in thousands)
Current
Derivative liabilities – Held for trading
Interest rate cap	$—	$(620)
	$—	$620

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The above interest rate derivative instruments are not designated in a hedging relationship. They are carried at fair value through profit or loss. (Refer Note 9).

26	ISSUED SHARE CAPITAL

	Number of Shares	GBP
Authorized		(in thousands)

Ordinary shares of 30p each at March 31, 2019	150,000,000	45,000
Ordinary shares of 30p each at March 31, 2020 (*)	200,000,000	60,000

(*) The Company increased authorized number of shares to 200,000,000 on September 25, 2019.

	Number of Shares		USD
Allotted, called up and fully paid	A Ordinary 30p Shares(*)	B Ordinary 30p Shares(*)	(in thousands)
As at March 31, 2018	55,718,423	9,712,715	$35,334
Issue of shares in the quarter ended June 30, 2018	2,747,645	—	1,138
Issue of shares in the quarter ended September 30, 2018	3,773,385	—	1,471
Issue of shares in the quarter ended December 31, 2018	1,659,767	—	641
Transfer of B Ordinary to A Ordinary share	1,500,000	(1,500,000)	—
Issue of shares in the quarter ended March 31, 2019	1,892,518	—	742
As at March 31, 2019	67,291,738	8,212,715	$39,326
Issue of shares in the quarter ended June 30, 2019	4,192,459	—	1,598
Issue of shares in the quarter ended September 30, 2019	25,956,283	7,044,210	12,276
Issue of shares in the quarter ended December 31, 2019	16,250,661	—	6,747
Issue of shares in the quarter ended March 31, 2020	13,425,561	4,642,160	6,780
As at March 31, 2020	127,116,702	19,899,085	66,727

(*) Each A ordinary shares is entitled to one vote on all matters and each B shares is entitled to ten votes.

The Company issued A and B Ordinary shares as follows:

	A Ordinary		B Ordinary
	For the year ended		For the year ended
	March 31, 2020	March 31, 2019	March 31, 2020	March 31, 2019
Issuance to Founders Group (1) (7)	—	1,769,911	4,878,050	—
Issuance towards settlement of Convertible notes (2)	49,185,958	4,411,359	—	—
Exercise against Restricted Share Unit/ Management scheme (3)	2,728,181	770,541	6,808,320	—
Issuance towards Reliance Industries Limited (4)	—	3,111,088	—	—
2015 Share Plan (5)	132,013	10,416	—	—
Issuance to vendors (8)	6,475,600	—	—	—
Issuance towards equity infusion from funds (6)	1,303,212	—	—	—
Total	59,824,964	10,073,315	11,686,370	—

(1) Average price of A Ordinary Shares at NIL price (March 2019: $14.69)and B Ordinary Shares at $1.64 (March 2019:Nil)

(2) Average exercise price of A Ordinary Shares $1.87 (March 2019: $11.28)

(3) 2,728,181 A Ordinary shares (March 2019: 183,000) at NIL(March 2019: $0.39) and 6,808,320 B Ordinary shares (March 2019: Nil) exercised at NIL price March 2019: Nil)

(4) Average exercise price of A Ordinary Shares NIL (March 2019: $15)

(5) Average exercise price A Ordinary Shares $2 (March 2019: $7.92)

(6) Average exercise price A Ordinary Shares $3.22 (March 2019: Nil)

(7) Includes 4,176,830 B Ordinary shares issued against advance received ($6,150) as of March 31, 2019 and $700 received during the year and $1,150 payables settled by issuance of 701,220 B Ordinary shares

(8) Includes payables settled by issuance 100,000 A Ordinary shares issued to a consultant at an average exercised price at $2.23 (March 2019: NIL) and 6,375,600 A Ordinary Shares towards payables settlement at an average exercised price at $3.14 (March 2019: Nil)

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27	SHARE BASED COMPENSATION PLANS

The compensation cost recognised with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Year ended March 31
	2020	2019	2018
	(in thousands)
IPO India Plan	$145	$1,198	$1,572
JSOP Plan	—	—	615
Option award scheme 2012	—	—	197
2014 Share Plan	—	47	(22)
2015 Share Plan(*)	1,976	3,059	100
Other share option awards(**)	7,829	5,346	7,283
Management scheme (staff share grant) (***)	12,318	11,911	8,173
	$22,268	$21,561	$17,918

(*) includes 674,045 options granted towards Share Plan 2015 during twelve months ended March 31, 2020 at an exercise price of $2 per share and average grant date fair value of $0.82 per share. In February 2020, the exercise price of said options were modified to GBP 0.3, resulting in incremental fair value of $0.55 per share. In addition, includes 233,364 and 622,035 options granted in prior year/s and wherein the exercise price was modified to $2 per share and GBP 0.3 per share, respectively, resulting in incremental fair value of $0.55-0.63 per share and $1.18 per share, respectively.

(**) includes Restricted Share Unit (RSU) and Other share option plans. In respect of 4,899,280 units/options granted towards RSU during twelve months ended March 31, 2020, intrinsic value $ 1.94 per share approximates grant date fair value.Includes 873,000 options accelerated for immediate vesting as against original vesting period of 3 years, resulting in incremental at grant date fair value of $1.64 per share.

(***) includes 10,230,320 shares granted twelve months ended March 31, 2020 to management personnel at intrinsic value $1.94 per share approximates grant date fair value.

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The movement in the shares held by the JSOP Trust is given below:

	Year ended March 31
	2020	2019	2018
Shares held at the beginning of the year	384,862	1,146,955	1,146,955
Shares granted	—	—	—
Shares exercised		—	—
Shares forfeiture/lapsed	(384,862)	(762,093)	—
Shares held at the end of the year	—	384,862	1,146,955
Unallocated shares held by trust(*)	1,253,656	868,794	106,701
	—	1,253,656	1,253,656

(*) During the year unallocated shares held by the trust were issued to the content vendor at $3.6 per share.

Employee Stock Option Plans

A summary of the general terms of the grants under stock option plans and stock awards are as follows:

Range of exercise prices
IPO India Plan	INR 10 – 150
2014 Share Plan	$16.25–$18.30
2015 Share Plan	$2-33.12 & GBP 0.3
Other share option plans	$16.00
RSU	Nil-0.3 GBP
Management Share Award	—

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The activity in these employee stock option plans is summarized below:

		Year ended March 31
		2020			2019			2018
	Name of Plan	Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	IPO India Plan	757,886	INR	32.17	1,624,035	INR	28.85	2,108,063	INR	34.96
Granted		—		—	—		—	863,320		10.00
Exercised		(121,496)		10.00	(536,263)		10.00	(1,113,160)		32.19
Forfeited and lapsed		(156,775)		10.00	(329,886)		51.66	(234,188)		10.00
Outstanding at the end of the year		479,615		45.03	757,886		32.17	1,624,035		28.85
Exercisable at the end of the year		325,740	INR	61.56	289,002	INR	68.13	501,122	INR	65.14

Outstanding at the beginning of the year	JSOP Plan	384,862		$11.00	1,146,955		$16.22	1,146,955		$16.22
Granted		—		—	—		—	—		—
Exercised		—		—	—		—	—		—
Forfeited and lapsed		(384,862)		11.00	(762,093)		18.86	—		—
Outstanding at the end of the year		—		$—	384,862		$11.00	1,146,955		$16.22
Exercisable at the end of the year		—		$—	384,862		$11.00	728,736		$11.00

Outstanding at the beginning of the year	Option award scheme 2012	—		$—	674,045		$11.00	674,045		$11.00
Granted		—		—	—		—	—		—
Exercised		—		—	—		—	—		—
Forfeited and lapsed		—		—	(674,045)		11.00	—		—
Outstanding at the end of the year		—		—	—		—	674,045		11.00
Exercisable at the end of the year		—		—			—	449,363		$11.00

Outstanding at the beginning of the year	2014 Share Plan	399,999		$17.79	399,999		$17.79	723,749		$18.06
Granted		—		—	—		—	—		—
Exercised		—		—	—		—	—		—
Forfeited and lapsed		—		—	—		—	(323,750)		18.39
Outstanding at the end of the year		399,999		17.79	399,999		17.79	399,999		17.79
Exercisable at the end of the year		399,999		$17.79	399,999		$17.79	289,583		$17.67

Outstanding at the beginning of the year (i)	2015 Share Plan	1,290,399		$14.68	211,250		$16.21	233,750		$16.23
Granted (ii)		674,045		0.38	1,305,399		14.86	—		—
Exercised		(132,013)		2.00	(10,416)		7.92	(10,208)		8.71
Forfeited and lapsed		(233,333)		16.18	(215,834)		18.23	(12,292)		14.64
Outstanding at the end of the year		1,599,098		2.69	1,290,399		14.68	211,250		16.21
Exercisable at the end of the year		1,549,098		$2.72	981,545		$14.66	181,354		$17.36

Outstanding at the beginning of the year	Other share option plans	500,000		$16.00	500,000		$18.88	500,000		18.88
Granted		—			—			—		—
Exercised		—			—			—		—
Forfeited and lapsed		(500,000)		16.00	—			—		—
Outstanding at the end of the year		—		—	500,000		16.00	500,000		18.88
Exercisable at the end of the year		—		$—	400,000		$16.00	300,000		$18.88

Outstanding at the beginning of the year	RSU	505,945		—	837,590		—	182,725		—
Granted (iii)		4,899,280		0.06	211,567		—	1,044,290		—
Exercised		(2,088,181)		—	(450,541)		—	(366,491)		—
Forfeited and lapsed		(37,447)		—	(92,672)		—	(22,934)		—
Outstanding at the end of the year		3,279,597		0.1	505,944		—	837,590		—
Exercisable at the end of the year		311,740		—	34,416		—	119,150		—

Outstanding at the beginning of the year	Management Scheme	2,593,333		—	1,513,333		—	1,130,000		—
Granted (iv)		10,230,320		—	1,400,000		—	700,000		—
Exercised (v)		(7,448,320)		—	(320,000)		—	(316,667		—
Forfeited and lapsed		(320,000)		—	—		—	—		—
Outstanding at the end of the year		5,055,333		0.01	2,593,333		—	1,513,333		—
Exercisable at the end of the year		890,000		0.03	516,667		—	173,333		—

(i) includes 233,364 and 622,035 options granted in prior year/s and wherein the exercise price was modified to $ 2 per share and GBP 0.3 per share, respectively

(ii) Options granted in during the year, wherein the exercise price was modified to GBP 0.3 per share

(iii) Out of above, 873,000 RSU were accelerated for immediate vesting as against original vesting period of 3 years.

(iv) Includes 6,808,320 B Ordinary shares granted on July 12, 2019 and February 28, 2020, respectively

(v) Includes issuance of 6,808,320 B Ordinary treasury shares

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information about outstanding stock options:

	Year ended March 31
	2020			2019			2018
Name of Plan	Weighted average remaining life (Years)	Weighted average exercise price		Weighted average remaining life (Years)	Weighted average exercise price		Weighted average remaining life (Years)	Weighted average exercise price
IPO India Plan	6.30	INR*	45.03	7.70	INR*	32.17	8.11	INR*	35.0
JSOP Plan	—		$—	3.05		$11.00	3.93		$16.19
Option award scheme 2012	—		$—	—		$—	3.75		$11.00
2014 Share Plan	1.25		$17.79	2.25		$17.79	5.96		$17.79
2015 Share Plan	5.00		$2.69	6.01		$14.68	6.06		$16.21
Other share option plans	—		$—	1.87		$16.00	2.87		$18.88
RSU	9.36		$—	6.00		$—	5.60		$—
Management Scheme	8.94		$0.1	6.00		$—	5.56		$—

 *INR – Indian Rupees

2015 Share Plan

The following table summarizes information about inputs to the fair valuation model for options granted during the year:

Inputs
Expected volatility(1)	108.2%
Option life (Years)	2.6
Dividend yield	0%
Risk free rate	0.3
Range of exercise price of the granted options at the grant date(2)	$0.38

(1)	The expected volatility of all other options is based on the historic share price volatility of the Company over time periods comparable to the time from the grant date to the maturity dates of the options.
(2)	Fair value of options granted under all other schemes is measured using a Black Scholes model.

28	JOINT STOCK OWNERSHIP PLAN RESERVE (JSOP Reserve)

(in thousands)
Balance at April 1, 2018	$(15,985)
Issue out of treasury shares	—
Balance at April 1, 2019	$(15,985)
Issue out of treasury shares	15,985
Balance at March 31, 2020	$—

The JSOP Reserve represents the cost of shares issued by Eros International Plc and held by the JSOP Trust to satisfy the requirements of the JSOP Plan (Refer Note 27).  On June 5, 2014, the Board approved discretionary vesting of 20% of the applicable JSOP shares. In the current year Nil (2019: 868,794) ‘A’ ordinary shares held by the JSOP Trust were eligible to be issued to employees.

The number of shares held by the JSOP Trust at March 31, 2020 was Nil ‘A’ Ordinary shares (2019: 1,253,656 ‘A’ Ordinary shares).

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	OTHER COMPONENTS OF EQUITY

	As at March 31 (in thousands)
	2020	2019	2018
Movement in hedging reserve:
Opening balance	$—	$—	$(375)
Reclassified to consolidated statements of income	—	—	375
Closing balance	$—	$—	$—

Movement in revaluation reserve:
Opening balance	$2,932	$1,835	$1,829
Net gain recognised on revaluation of property and equipment	—	1,019	—
Impact of translation difference	(156)	78	6
Closing balance	$2,776	$2,932	$1,835

Movement in available for sale fair value reserve:
Opening balance	$(18,449)	$6,238	$6,238
Impairment loss on available-for-sale financial assets	(1,860)	(24,687)	—
Closing balance	$(20,309)	$(18,449)	$6,238

Movement in Foreign currency translation reserves
Opening balance	$(64,179)	$(56,722)	$(55,810)
Adoption of IFRS 9 (net of tax)	—	(34)	—
Other comprehensive loss due to translation of foreign operations (*)	(3,948)	(7,423)	(912)
Closing balance	$(68,127)	$(64,179)	$(56,722)

Total other components of equity	$(85,660)	$(79,696)	$(48,649)

(*) includes movement in foreign currency translation reserves arising on account of deconsolidation $Nil (2019: Nil, 2018: $502) of financial asset.

30	SIGNIFICANT NON-CASH EXPENSES

Significant non-cash expenses, except loss on sale of assets, share based compensation, depreciation and amortization were as follows:

	As at March 31
	2020	2019	2018
	(in thousands)
Unrealised foreign exchange loss / (gain)	$(4,458)	$(3,329)	$5,466
Credit impairment loss, net	82,920	26,283	3,376
Impairment charge on available-for-sale financial assets	1,253	—	2,436
Net losses on de-recognition of financial assets measured at amortized cost, net	5,285	5,988	3,562
Mark to market gain on derivative financial instrument measured at fair value through profit and loss	—	902	—
Loss on settlement of derivative financial instruments	—	—	586
Loss on financial liability (convertible notes) measures at fair value through profit and loss	15,987	21,398	13,840
Loss on deconsolidation of a subsidiary	—	—	14,649
Provisions for trade and other receivables	—	—	4,740
Provision no longer required, written-back	(2,636)	(120)	(124)
Impairment loss on advances content vendors	—	7,284	353
Impairment loss	—	—	1,205
Significant discounting on deferred revenue	1,501	—	—
Others	266	32	30
	$100,118	$58,438	$50,119

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

Management of Capital Risk and Financial Risk

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance. The capital structure of the Group consists of debt, which includes the cash and cash equivalents, borrowings and equity attributable to equity holders of Eros, comprising issued capital, reserves and retained earnings as disclosed in Notes 21, 22 and 26 and the consolidated statement of changes in equity.

The gearing ratio at the end of the reporting period was as follows:

	As at March 31
	2020	2019
	(in thousands)
Debt (net of debt issuance cost of $399 (2019: $691))	$178,972	$280,828
Cash and cash equivalents (*)	2,563	135,783
Net debt	176,409	145,045
Equity	308,486	656,985
Net debt to equity ratio	57.2%	22.1%

(*) includes $Nil (2019: $46,666) of restricted deposits.

Debt is defined as long and short-term borrowings (excluding derivatives). Equity includes all capital and reserves of the Group that are managed as capital.

Categories of financial instruments

	2020	2019
	(in thousands)
Financial assets
Available-for-sale investments	$3,942	$3,692
Other financial assets (1)	116,281	351,477
	$120,223	$355,169
Financial liabilities at amortized cost
Trade payables and acceptances excluding value added tax and other tax payables	$79,630	$81,208
Borrowings excluding Senior Convertible Notes	155,872	212,479
Financial Liabilities at fair value through profit or loss
Derivatives at fair value through profit or loss - held for trading	—	620
Senior convertible Notes at fair value through profit or loss	23,100	68,349
	$258,602	$362,656

(1) Other financial assets include loans and receivables, excluding prepaid charges and statutory receivables, and includes cash and cash equivalents and restricted deposits held with banks.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financial risk management objectives

Based on the operations of the Group throughout the world, the management considers that the key financial risks that it faces are credit risk, currency risk, liquidity risk and interest rate risk. The objectives under each of these risks are as follows:

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

Credit risk

Trading credit risk is managed on a country by country basis by the use of credit checks on new clients and individual credit limits, where appropriate, together with regular updates on any changes in the trading partner’s situation. In a number of cases trading partners will be required to make advance payments or minimum guarantee payments before delivery of any goods. The Group reviews reports received from third parties and in certain cases as a matter of course reserve the right within the contracts it enters into to request an independent third - party audit of the revenue reporting. Further, in many of the catalogue sales, the trading partners have extended payment terms of up to a year and often fall behind contractual payment terms, thus payment cycle extends to 18 to 24 months. With respect to catalogue and other customers with a long trading history with the Group and who have contracted and paid significant amounts in the past without any prior history of bad debt, the Group closely monitors the same revised payment plans to assure collections. In case of new customer onboarding, the Group follows certain standard Know Your Client (KYC) procedures to ascertain financial stability of the counterparty and follows internal policies to not make ongoing sales to such new customers who are not reasonably current with their payments.

The Group from time to time will have significant concentration of credit risk in relation to individual theatrical releases, television syndication deals, music licenses, or producer/ VFX services. This risk is mitigated by contractual terms which seek to stagger receipts, de-recognition of financial assets and/or the release or airing of content. As at March 31, 2020, 40.1% (2019: 20.4%) of trade account receivables were represented by the top five debtors and for the year ended March 31, 2020, a loss on de-recognition of financial assets amounting to $5,285 (2019: 5,988 and 2018: 3,562) arising on assignment and novation of trade receivable and trade payables with no recourse have been recognized in the statement of Income within other gains/(losses), net. The maximum exposure to credit risk is that shown within the statements of financial position, net of credit impairment loss $112,323 (2019: $ 41,335, 2018: $ 10,193). The maximum credit exposure on financial guarantees given by the Group for various financial facilities is described in Note 32.

As at March 31, 2020, the Group did not hold any material collateral or other credit enhancements to cover its credit risks associated with its financial assets.

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

As at the reporting date there were no outstanding forward foreign exchange contracts. Further, in fiscal 2020, the Company did not hedge foreign exchange exposure towards foreign currency borrowings. The Group adopts a policy of borrowing where appropriate in the local currency as a hedge against translation risk. The table below shows the Group’s net foreign currency monetary assets and liabilities position in the main foreign currencies, translated to USD equivalents, as at the year-end:

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		Net Balance
	USD	GBP	Other
		(in thousands)
As at March 31, 2020	(3,895)	(65,446)	(182)
As at March 31, 2019	(6,117)	(61,927)	(2,317)

The above exposure to foreign currency arises where a consolidated entity holds monetary assets and liabilities denominated in a currency different to the functional currency of that entity.

A uniform decrease of 10% in exchange rates against all foreign currencies in position as of March 31, 2020 would have increased the Company’s net loss before tax by approximately $6,952 (2019: gain of $7,036 and 2018: gain of $5,935). An equal and opposite impact would be experienced in the event of an increase by a similar percentage.

Our sensitivity to foreign currency has increased during the year ended March 31, 2020 as a result of an increase in liabilities compared to assets denominated in foreign currency over the comparative period. In Management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk because the exposure at the end of the reporting period does not reflect the exposure during the year.

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

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
As at March 31, 2020
Borrowing principal payments(1)	$179,371	$117,097	$62,274	$—	$—
Borrowing interest payments	23,741	17,500	6,241	—	—

Acceptances	1,858	1,858	—	—	—
Trade and other payables	90,941	90,941	—	—	—
Minimum lease payments	1,716	822	894	—	—

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
As at March 31, 2019
Borrowing principal payments(1)	$281,519	$209,180	$72,339	$—	$—
Borrowing interest payments	29,016	21,820	7,196	—	—
Derivative financial instruments	620	620	—	—	—
Acceptances	8,366	8,366	—	—	—
Trade and other payables	83,487	83,487	—	—	—
Minimum lease payments	2,956	1,480	1,360	116	—

(1)   Excludes cumulative effect of unamortized costs.

At March 31, 2020, the Group had facilities available of $181,340 (2019: $290,353) and had net undrawn amounts of $111 (2019: $468) available.

In addition, the Group has issued financial guarantees amounting to $33 (2019: $51) in the ordinary course of business, having maturity dates up to the next 12 months. The Group did not earn any fees to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

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

Currency, Maturity and Nature of Interest Rate of the Nominal Value of Borrowings

	As at March 31
	2020	%	2019	%
	(in thousands, except percentages)
Currency
U.S. Dollar	$49,182	27.4%	$148,201	52.6%
Great British Pounds Sterling	62,274	34.7%	65,215	23.2%
Indian Rupees	67,915	37.9%	68,103	24.2%
Total	$179,371	100.0%	$281,519	100.0%

Maturity
Due before one year	$117,097	64.3%	$209,180	74.3%
Due between one and three years	62,274	34.7%	72,339	25.7%
Due between four and five years	—	—	—	—
Due after five years	—	—	—	—
	$179,371	100.0%	$281,519	100.0%
Nature of rates
Fixed interest rate	$96,904	54.0%	$205,156	72.9%
Floating rate	82,467	46.0%	76,363	27.1%
Total	$179,371	100.0%	$281,519	100.0%

At 1% increase in underlying bank rates would lead to increase in the Company’s net loss before tax by $ 895 for the year ended March 31, 2020 (2019: $1,029) on net income. An equal and opposite impact would be felt if rates fell by 1%.

This analysis assumes that all other variables, in particular foreign currency and credit ratings, remain constant.

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

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below presents assets and liabilities measured at fair value on a recurring basis, which are all category level 2:

	As at March 31, 2020
	(in thousands)
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	—	—	—
Trade and other receivables	94,749	—	94,749
Investments at FVTPL	3,802	—	3,802
Investments at FVTOCI	140	—	140
Total	98,691	—	98,691

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	—	—	—
Long-term borrowings at fair value	23,100	—	23,100
Total	23,100	—	23,100

	As at March 31, 2019
	(in thousands)
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	—	—	—
Trade and other receivables	125,229	—	125,229
Investments at FVTPL	1,042	—	1,042
Investments at FVTOCI	2,650	—	2,650
Total	128,921	—	128,921

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	620	—	620
Long-term borrowings at fair value	68,349	—	68,349
Total	68,969	—	68,969

None of the above derivative instruments is designated in a hedging relationship. A net loss of Nil (loss in 2019: $902) in respect of the above derivative instruments has been recognized in the consolidated statements of income within other gain/(loss), net. Fair value of interest rate derivative involving interest rate options and cross currency swap is estimated as the present value of the estimated future cash flows based on observable yield curves using an option pricing model.

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

There were no transfers between any Levels in any of the years.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32	CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Eros’ material contractual obligations are comprised of contracts related to content commitments.

Total
(in thousands)
As at March 31, 2020	$450,469

As at March 31, 2019	$301,660

The Group has provided certain stand-by letters of credit amounting to $Nil (2019: $53,565) which are in the nature of performance guarantees issued while entering into film co-production contracts and are valid until funding obligations under these contracts are met. These guarantees, issued in connection with the aforementioned content commitments, and included in the table above have varying maturity dates and are expected to fall due within a period of one to three years.

In addition, the Group has issued financial guarantees amounting to $33 (2019: $51) in the ordinary course of business, and included in the table above, having varying maturity dates up to the next 12 months. The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

33	CONTINGENT LIABILITIES

1.	Eros has received several show causes notices and assessment order from Service Tax Authorities in India levying amounts to be paid on account of several grounds of non-compliance with the Service Tax Laws. An amount aggregating to $56,064 (net of monies paid under protest $1,790 and including interest and penalty) for the periods under dispute on account of service tax arising on temporary transfer of copyright services and certain other related matters have been considered contingent. Eros has filed an appeal against the said order before the authorities. Considering the facts and nature of levies and the ad-interim protection for service tax levy for a certain period granted by the Honorable High Court of Mumbai, the Group expects that the final outcome of this matter will be favorable. There is no further update on this matters as preliminary hearing is yet to begin. Accordingly, based on the assessment made after taking appropriate legal advice, no additional liability has been recorded in Group’s consolidated financial statements.

2.	Eros has received several assessment orders and demand notices from value added tax and sales tax authorities in India. Several revised orders have been received during the year. Eros has considered an amount equal to $2,631 (net of monies paid under protest $137 and including interest and penalty) for the periods under dispute as contingent. Eros has appealed against each of the orders outstanding, and such appeals are pending before relevant tax authorities. Though, uncertainties are inherent in the final outcome of these matters, the Group believes, based on assessment made after taking legal advice, that the final outcome of the matters will be favorable. Accordingly, no additional liability has been recorded in Group’s consolidated financial statements.

3.	Eros has received several assessment orders and demand notices from Income Tax Authorities in India. The orders are on account of disallowance of certain expenditures claimed by the Company. Eros has considered an amount equal to $ 139 for the period under dispute as contingent. Eros has contested the said cases and believes that there will not be any significant liability on the Group as the misstatements were bonafide and without any wrongful intentions and do not invite penalty. However, uncertainties are inherent in the final outcome of these matters and hence, after taking appropriate legal advice, Group has considered the amount as contingent liability.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	On September 29, 2017, the Company filed a lawsuit against Mangrove Partners, Manuel P. Asensio, GeoInvesting, LLC, and other individuals and entities alleging the defendants and other co-conspirators disseminated material false, misleading, and defamatory information about the Company and are engaging in other misconduct that has harmed the Company. On May 31, 2018, the Company filed an amended complaint that added two new defendants and expanded the scope of the Company’s initial allegations. The amended complaint alleges that Mangrove Partners and many of its co-conspirators held substantial short positions in the Company’s stock and profited when its share price declined in response to their multi-year disinformation campaign. The Company seeks damages and injunctive relief for defamation, civil conspiracy, and tortious interference, including but not limited to interference with its customers, producers, distributors, investors, and lenders. On March 12, 2019, the Supreme Court of the State of New York entered a Decision and Order granting defendants’ motions to dismiss. On March 13, 2019, the Company filed a Notice of Appeal against the said order.

5.	Beginning on June 21, 2019, the Company was named a defendant in three substantially similar putative class action lawsuits filed in federal court in California and New Jersey by purported shareholders of the Company. The lawsuits allege that the Company and certain individual defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 by making false and/or misleading statements regarding the Company’s accounting for trade receivables. On September 27, 2019, the putative class action filed in California was transferred to the United States District Court for the District of New Jersey. On April 14, 2020, the three putative class actions were consolidated and a lead plaintiff was appointed. On July 1, 2020, the court-appointed lead plaintiff filed a consolidated complaint. The Company expects to file a motion to dismiss, which is due August 28, 2020.

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

There were no other material ongoing litigations at March 31, 2020 and March 31, 2019.

34	RELATED PARTY TRANSACTIONS

		As at March 31,2020		As at March 31,2019
	Details of	(in thousands)
	Transaction	Liability	Asset	Liability	Asset
Red Bridge Group Limited	President fees	$648	$—	$648	$—
550 County Avenue	Rent/Deposit	156	—	499	135
NextGen Films Private Limited (*)	Purchase/Sale	—	—	—	41,470
Everest Entertainment LLP	Purchase/Sale	557	—	574	—
Beech Investments Limited	Advance	592	—	500	—
Lulla Family	Rent/Deposit	487	356	243	841
Lulla Family	Salary	4,155	—	3,279	—
Lulla Family	Advance	—	—	6,150	—
Lulla Family	Advance	500	—	500	—
Xfinite Global Plc	Sale	3,812	—	6,500	—

The Lulla family refers to late Mr. Arjan Lulla, Mr. Kishore Lulla, Mr. Sunil Lulla, Mrs. Manjula Lulla, Mrs. Krishika Lulla, Mrs. Rishika Lulla Singh, and Ms. Riddhima Lulla and Mr. Swaneet Singh.

Pursuant to a lease agreement that expired on March 31, 2020, the lease requires Eros International Media Limited to pay $4 each month under this lease. Eros International Media Limited leases apartments for studio use at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Manjula K. Lulla, the wife of Kishore Lulla. The lease was renewed on April 1, 2020 for a further period of one year on the same terms.

Pursuant to a lease agreement that expires on September 30, 2021, the lease requires Eros International Media Limited to pay $4 each month under this lease. Eros International Media Limited leases for use as executive accommodations the property Aumkar Bungalow, Gandhi Gram Road, Juhu, Mumbai, from Sunil Lulla.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to a lease agreement that expired on January 4, 2020, Eros International Media Limited leases office premise for studio use at Supreme Chambers, 5th Floor, Andheri (W), Mumbai from Kishore and Sunil Lulla. Beginning January 2015, the lease requires Eros International Media Limited to pay $82 each month under this lease. The lease was renewed on January 5, 2020 for a further period of five years on the same terms.

Pursuant to an agreement the Group entered into with Redbridge Group Limited on June 27, 2006, the Group agreed to pay an annual fee set each year of $Nil, $186 and $270 in the respective years ended March 31, 2020, 2019 and 2018, for the services of Arjan Lulla, the father of Kishore Lulla and Sunil Lulla, grandfather of Mrs. Rishika Lulla Singh, uncle of Vijay Ahuja and Surender Sadhwani and an employee of Redbridge Group Limited. The agreement makes Arjan Lulla honorary life president and provides for services including attendance at Board meetings, entrepreneurial leadership and assistance in setting the Group’s strategy. Arjan Lulla passed away in December 2018 Redbridge Group Limited is an entity owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary.

The Group has engaged in transactions with NextGen Films Private Limited, an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla, which with effect from September 19, 2019 ceased to be a related party, each of which involved the purchase and sale of film rights. In the period ended September 19, 2019, NextGen Films Private Limited sold film rights $ 393 (2019: $1,109, 2018: $$7,760) to the Group, and purchased film rights, including production services, of Nil (2019: Nil and 2018: $Nil). The Group advanced $2,113 (2019: $6,192, 2018: $19,025) to NextGen Films Private Limited for film co-production and received refund of $Nil (2019: $Nil, 2018: $6,114) on abandonment of certain film projects. With effect from September 19, 2019, NextGen Films Private Limited ceased to be a related party having a balance of $47,742 towards film content advances.

The Group also engaged in transactions with Everest Entertainment LLP entity owned by the brother of Manjula K. Lulla, wife of Kishore Lulla, which is involved in the purchase and sale of film rights. In March 31, 2020, Everest Entertainment LLP sold film rights of $18 (2019: 1,260, 2018: 166) to the Group and purchased film rights of $ Nil (2019: $ 314).

Mrs. Manjula Lulla, the wife of Kishore Lulla, is an employee of Eros International Plc. and is entitled to a salary of $147 per annum (2019: $144 and 2018: $139). Mrs. Krishika Lulla, the wife of Sunil Lulla, is an employee of EIML and is entitled to a salary of $121 per annum (2019: $123, 2018: $133). Ms. Riddhima Lulla, the daughter of Kishore Lulla, is an employee of Eros Digital FZ LLC and is entitled to a salary of $300 per annum (2019: $213, 2018: $90) which is borne by Eros Worldwide LLC.

All of the amounts outstanding are unsecured and will be settled in cash.

As at March 31, 2020, the Group has provided performance guarantee to a bank amounting to $Nil (2019: $8,000, 2018: $8,000) in connection with funding commitments. under film co-production agreements with NextGen Films Private Limited and having varying maturity dates up to the next 12 months. The Group did not earn any fee to provide such guarantees.

(*) With effect from September 19, 2019, NextGen Films Private Limited ceased to be a related party.

License Arrangement with Xfinite Global Plc

The Group has engaged in transactions with Xfinite Global Plc, a subsidiary of Eros Investment Limited on which it has significant influence. The Group has accounted $12,776 (2019: $1,413, 2018: $ Nil) as revenue during the year ended March 31, 2020.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35	MAJOR CONSOLIDATED ENTITIES

	Date	Country of Incorporation	% of voting rights held
Copsale Limited	June 2006	BVI	100.00
Eros Australia Pty Limited	June 2006	Australia	100.00
Eros International Films Private Limited	June 2006	India	100.00
Eros International Limited	June 2006	U.K.	100.00
Eros International Media Limited	June 2006	India	62.31
Eros International USA Inc	June 2006	U.S.	100.00
Eros Network Limited	June 2006	U.K.	100.00
Eros Worldwide FZ-LLC	June 2006	UAE	100.00
Big Screen Entertainment Private Limited	January 2007	India	64.00
EyeQube Studios Private Limited	January 2008	India	99.99
Acacia Investments Holdings Limited	April 2008	IOM	100.00
Eros International Pte Limited	August 2010	Singapore	100.00
Digicine Pte. Limited	March 2012	Singapore	100.00
Colour Yellow Productions Private Limited	May 2014	India	50.00
Eros Digital FZ LLC	September 2015	UAE	100.00
Eros Digital Limited	July 2016	IOM	100.00
Eros Films Limited	November 2016	IOM	100.00
Universal Power Systems Private Limited	August 2015	India	100.00
England Merger 1, Corp	March 2020	U.S.	100.00
England Holdings 2,Inc	March 2020	U.S.	100.00
England Holdings 3,Inc	March 2020	U.S.	100.00

All of the companies were involved with the distribution of film content and associated media. All the companies are indirectly owned with the exception of Eros Network Limited, Eros Worldwide FZ-LLC and Eros International Pte Ltd.

In fiscal year 2020, Group shareholding of Eros International Media Ltd decreased to 62.31% (2019: 62.39%) The change in shareholding was due to exercise of 0.08% ESOP by the employees.

In fiscal year 2020, the Group has pledged 38.40% of its holding in Eros International Media Limited as security for certain of the Group’s borrowings (See Note 22).

36	NON-CONTROLLING INTERESTS

Details of subsidiary that have material non-controlling interests

The Group has a number of subsidiaries held directly and indirectly which operate and are incorporated around the world. Note 35 to the financial statements lists details of the major consolidated entities and the interests in these subsidiaries. The non-controlling interests that are material to the Group relate to Eros International Media Limited and its subsidiaries whose principal place of business is in India.

The table below shows the summarized financial information of Eros International Media Limited and its subsidiaries (EIML) as at March 31, 2020, non-controlling interests held an economic interest by virtue of shareholding of 37.69% (March 2019: 37.61%). The change in shareholding was due to exercise of 0.08% (March 2019: 0.11%)  ESOP by employees. The summarized financial information represents amounts before inter-company eliminations.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year ended March 31
	(in thousands)
EIML	2020	2019
Current assets	$170,724	$183,944
Non-current assets	152,059	385,463
Current liabilities	(147,004)	(158,182)
Non-current liabilities	(21,285)	(53,210)
Total net assets attributable	$154,494	$358,015
Equity attributable to owners of the Group	$95,127	$222,486
Equity attributable to non-controlling interests	$59,367	$135,529

Revenue	$119,821	$149,969
Expenses (including impairment of $ 208,931)	(313,660)	(114,709)
Profit for the year	$(193,839)	$35,260
Profit attributable to the owners of the Group	$(121,127)	$21,846
Profit attributable to non-controlling interests	$(72,712)	$13,414

Other comprehensive (loss)/income during the year	$(9,861)	$(12,500)
Total comprehensive income during the year	$(203,700)	$22,760
Total comprehensive income attributable to the owners of the Group	(127,093)	15,354
Total comprehensive income attributable to non-controlling interests	(76,607)	7,406

Net cash inflow from operating activities	$7,654	$50,470
Net cash outflow from investing activities	(13,635)	(37,729
Net cash inflow from financing activities	(12,901)	(14,462)
Net cash (outflow)/inflow	$(18,882)	$36,008

No dividends were paid to non-controlling interests during the year ended March 31, 2020. (2019: Nil).

37	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

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

37.1.	Basis of consolidation

The Group evaluates arrangements with special purpose vehicles in accordance with of IFRS 10 – Consolidated Financial Statements to establish how transactions with such entities should be accounted for. This requires a judgment over control such that it is exposed, or has rights, to variable returns and can influence the returns attached to the arrangements.

37.2.	Impairment of non- current assets

The Group tests annually whether its non- current assets have suffered impairment, in accordance with its accounting policy. The recoverable amount of cash-generating units has been determined based on value in use calculations. We use market related information and estimates (generally risk adjusted discounted cash flows) to determine value in use. Cash flow projections take into account past experience and represent management’s best estimate about future developments. Key assumptions on which management has based its determination of fair value less costs to sell and value in use includes estimated volume growth, long-term growth rates, weighted average cost of capital and tax rates. These estimates, includes the methodology used, can have a material impact on the respective values and ultimately the amount of any impairment, if any. The Group also compared the value in use determined above to the stock price on the balance sheet date plus a control premium for broadcasting sector based on 5 years historical period to validate the amount of impairment recorded in the consolidated financial statements.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37.3.	Intangible assets

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

The Group tests annually whether intangible assets have suffered any impairment, in accordance with the accounting policy. These calculations require judgments and estimates to be made, and, in the event of an unforeseen event these judgments and assumptions would need to be revised and the value of the intangible assets could be affected. There may be instances where the useful life of an asset is shortened to reflect the uncertainty of its estimated income generating life. This is particularly the case when acquiring assets in markets that the Group has not previously exploited.

37.4.	Credit impairment losses

In case of catalogue and producer/ VFX services , the Group provides contractual deferred payment terms up to a year to the partners. Further, in several instances the catalogue customers fall behind contractual payment terms. The Group estimates credit impairment losses based on historical experience of collection from catalogue customers multiplied by the incremental borrowing rate applicable to the group of similar class of customer by geography. Incremental borrowing rate has been calculated considering applicable class of corporate bond in the United States specific to such customers and further adjusted the same for the relevant Country Risk Premium as such amount is invested in US dollar in those countries.

37.5.	Investment in equity shares (Financial Assets) at FVOCI

The Group follows the guidance of IFRS 9 – Financial Instruments: to determine the fair value of its investment in equity instruments, which have been measured using net assets value method based on financial information of the investee company. The aforesaid financial information is available with the lag of 2 years. Further a discount for lack of liquidity of 30% is applied which reflects ease of investors ability to liquidate.

37.6.	Income taxes and deferred taxation

The Group is subject to income taxes in various jurisdictions. Judgment is required in determining the worldwide provision for income taxes. We are subject to tax assessment in certain jurisdictions. Significant judgment is involved in determining the provision for income taxes including judgment on whether the tax positions are probable of being sustained in tax assessments.

Judgment is also required when determining whether the Group should recognize a deferred tax asset, based on whether the Management considers there is sufficient certainty in future earnings to justify the carry forward of assets created by tax losses and tax credits. Judgment is also required when determining whether the Group should recognize a deferred tax liability on undistributed earnings of subsidiaries. Where the ultimate outcome is different than that which was initially recorded there will be an impact on the income tax and deferred tax provisions.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37.7.	Share-based payments

The Group is required to evaluate the terms to determine whether share-based payment is equity settled or cash settled. Judgment is required to do this evaluation. Further, the Group is required to measure the fair value of equity settled transactions with employees at the grant date of the equity instruments. The fair value is determined principally by using the Black Scholes model and/or Monte Carlo Simulation Models which require assumptions regarding risk free interest rates, share price volatility, the expected term and other variables. The basis and assumptions used in these calculations are disclosed within Note 27. The aforementioned inputs entered in to the option valuation model that we use to determine the fair value of our share awards are subjective estimates and changes to these estimates will cause the fair value of our share-based awards and related share- based compensations expense we record to vary.

37.8.	Business combinations and deconsolidation

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

During fiscal 2018, the Group divested its 51 percent equity interest in Ayngaran Group to the non-controlling investee. The Group recorded the financial asset retained in the former subsidiary on deconsolidation at its fair value and recorded a loss of $500. The discounting of the financial asset was determined using associated credit risk for similar instrument.

37.9 .	Financial liabilities at fair value through profit and loss

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

37.10 .	Leases

IFRS 16 requires Company to make certain judgements and estimations, and those that are significant are disclosed below:

•	establishing whether or not it is reasonably certain that an extension option/termination option will be exercised - In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option,or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The following factors are normally the most relevant
o	If there are significant penalties to terminate (or not extend), the Company is typically reasonably certain to extend (or not terminate).
o	If any leasehold improvements are expected to have a significant remaining value, the Company is typically reasonably certain to extend (or not terminate).
o	Otherwise, the Company considers other factors including historical lease durations and the costs and business disruption required to replace the leased asset.
•	calculating the appropriate discount rate – Incremental borrowing rate is considered for discounting the future lease payments, in cases where a rate is not implicit in the lease. For such assessment, the Company considers the market risk free interest rates, currency and credit risk premium.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38	NEW STANDARDS ADOPTED AS AT APRIL 1, 2019

Adoption of IFRS 16, "Leases"

On April 1, 2019, the Group adopted New accounting standard IFRS 16, "Leases". which specifies how to recognize, measure, present and disclose leases. The standard provides a single accounting model, requiring the recognition of assets and liabilities for all major leases previously classified as “operating leases”.

The Group applied the “Modified Retrospective Approach” on the date of initial application (April 1, 2019) and has decided to use the approach that allows the right-of-use asset to be recognized at an amount equal to the liability as at the date of initial application and hence, no adjustments to retained earnings were required. Accordingly, comparatives for the year ended March 31, 2019 have not been retrospectively adjusted.

As such the Company recognizes a lease liability and a corresponding right of use asset, at the lease commencement date. The right-of-use asset is initially measured at cost, based on the initial amount of the lease liability and adjusted for prepaid expense or accrued liability outstanding at the end of previous year. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset is periodically adjusted for certain re-measurements of the lease liability. There is no impact on transition in opening balance of retained earnings as at April 1, 2019 because of the transition method applied.

Right of Use Assets

Gross Carrying Value	Premises	Equipment	Total
On adoption of IFRS 16*	$2,531	307	2,838
Additions	398	71	469
Termination/retirements	—	—	—
Balance as at March 31, 2020	$2,929	378	3,307
Accumulated depreciation
Balance as at April 1, 2019	—	62	62
Depreciation	1,557	120	1,677
Disposals/retirements	—	—	—
Net Translation adjustments	36	20	56
Balance as at March 31, 2020	1,593	202	1,795
Net Carrying value as at March 31, 2020	$1,336	176	1,512

Premises are under operating lease arrangement and Equipment are acquired under finance lease arrangement.

Lease Liabilities

Particulars	Total
On adoption of IFRS 16*	$2,618
Additions	469
Finance Expense	184
Payment of lease liabilities	$(1,579)
Premature Retirements	—
Translation adjustments	(139)
Balance as at March 31, 2020	$1,553

*The difference in the number accounted on adoption of IFRS 16 is due to Prepaid expenses outstanding last year reduced from Other Receivables amounting to $ 164.

The Weighted average incremental borrowing rate applied to lease liabilities as at April 1, 2019 is 12% for India location and 7.45% for UAE location.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Future minimum lease payments

Future minimum lease payments due as of March 31, 2020 is as below:

	Lease payments	Interest	Net Present Value
Within than one year	$822	$99	$723
1 - 3 years	894	64	830
3 - 5 years	—	—	—
	$1,716	$163	1,553

Future minimum lease payments due as of March 31, 2019 is as below:

	Lease payments	Interest	Net Present Value
Within than one year	$1,480	$161	$1,319
1 - 3 years	1,360	154	1,206
3 - 5 years	116	23	93
	$2,956	$338	$2,618

39	STANDARDS NOT YET ADOPTED

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

Those which are considered to be relevant to the Company’s operations are set out below.

i.	In October 2018, the IASB issued amendments to IFRS 3 “Business Combinations” regarding the definition of a “Business.” The amendments:

•	clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;

•	narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;

•	add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;

•	remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; and

•	add an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The above amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

ii.	In October 2018, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” (“IAS 1”) and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors ” (“IAS 8”) which revised the definition of “Material.” Three aspects of the new definition should especially be noted, as described below:

•	Obscuring. The existing definition only focused on omitting or misstating information, however, the Board concluded that obscuring material information with information that can be omitted can have a similar effect. Although the term obscuring is new in the definition, it was already part of IAS 1 (IAS 1.30A);

•	Could reasonably be expected to influence. The existing definition referred to “could influence” which the Board felt might be understood as requiring too much information as almost anything “could influence” the decisions of some users even if the possibility is remote;

•	Primary users. The existing definition referred only to ‘users’ which again the Board feared might be understood too broadly as requiring them to consider all possible users of financial statements when deciding what information to disclose.

The amendments highlight five ways in which material information can be obscured:

•	if the language regarding a material item, transaction or other event is vague or unclear;

•	if information regarding a material item, transaction or other event is scattered in different places in the financial statements;

•	if dissimilar items, transactions or other events are inappropriately aggregated;

•	if similar items, transactions or other events are inappropriately disaggregated; and

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•	if material information is hidden by immaterial information to the extent that it becomes unclear what information is material.

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

iii. On May 14, 2020, the IASB issued amendment to IAS 37 by specifying that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract (examples would be direct labour or materials) and an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

The amendments are effective for annual periods beginning on or after 1 January 2022. Early application is permitted

iv. In January 23, 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” (“IAS 1”) to clarify the classification criteria of liabilities in the statement of financial position. The most significant changes are listed below:

•	Classification of liabilities as current or non-current should be based on rights to defer settlement that are in existence at the end of the reporting period

•	Classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least twelve months after the reporting period’. That is, management’s intention to settle in the short run does not impact the classification.

•	‘Settlement’ is defined as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments.

•	Clarifies that if the right to defer settlement is conditional on the compliance with covenants the right exists if the conditions are met at the end of the reporting period,

•	Clarifies that if a liability has terms that could, at the option of the counterparty, result in its settlement by the transfer of the entity’s own equity instruments, these terms do not affect its classification as current or non-current if the entity recognises the option separately as an equity instrument applying IAS 32 Financial Instruments: Presentation.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

EROS INTERNATIONAL PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40	SUBSEQUENT EVENTS

MERGER

On April 17, 2020, Eros International Plc (“Eros”) entered into the Merger Agreement with STX Filmworks, Inc., a Delaware corporation (“STX”). Pursuant to closing of the merger, STX will merge with a newly formed subsidiary of Eros and will survive as a wholly owned subsidiary of Eros. As merger consideration, Eros will issue to the former stockholders of STX a number of A ordinary shares equal in the aggregate to the total number of Eros ordinary shares outstanding on a fully diluted basis as of immediately prior to the effective time of the merger.

STX Entertainment is a fully integrated global media company specializing in the production, marketing, and distribution of talent-driven motion picture, television and multimedia content. It is the first major entertainment and media company to be launched at this scale in Hollywood in more than twenty years.

The group expects that the combined company will be uniquely positioned to benefit from the accelerating consumption of premium digital content in the world’s most important growth markets with robust capital structure and experienced management team. The combined company is also expected to generate an operating synergies within 24 months of closing of the merger transaction, stemming from integration and scale benefits, optimization of global content distribution and enhanced monetization of the Eros Now platform. In connection with the merger, $125,000 of incremental equity will also be contributed to the combined company by new equity investors and existing STX equity investors.

The Merger Agreement was approved unanimously by the Boards of Directors of both companies and the closing of the merger is subject to regulatory approvals and other customary closing conditions.

The Company is in the process of evaluating accounting implication in respect of the aforesaid merger transaction.