Form 20-F
period 2019-09-30
Eros STX Global Corp
filed 2020-10-30
CIK 1532981

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from September 30, 2019 to March 31, 2020
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-36176

EROS STX GLOBAL CORPORATION
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Isle of Man
(Jurisdiction of incorporation or organization)

3900 West Alameda Avenue, 32nd Floor Burbank, California 91505 Tel: (818) 524-7000
(Address of principal executive offices)

Noah Fogelson 3900 West Alameda Avenue, 32nd Floor Burbank, California 91505 Tel: (818) 524-7000 Email: noah@erosstx.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
A ordinary share, par value GBP 0.30 per share	ESGC	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the transition report.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: ☐ Item 17 ☐ Item 18

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).☐ Yes ☐ No

TABLE OF CONTENTS

EROS STX GLOBAL CORPORATION

TABLE OF CONTENTS

i

EXPLANATORY NOTE

On August 4, 2020, Eros submitted a Report of Foreign Private Issuer on Form 6-K to the Securities and Exchange Commission the (“SEC”), announcing the completion of the merger between Eros International Plc, an Isle of Man company limited by shares (“Eros”) and STX Filmworks, Inc., a Delaware Corporation (“STX”), in accordance with the terms of an Agreement and Plan of Merger, dated as of April 17, 2020 (as amended, restated or otherwise modified from time to time, the “Merger Agreement”) by and among Eros, STX, England Holdings 2, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Eros (“England Holdings 2”) and England Merger 1 Corp., a Delaware corporation and direct wholly owned subsidiary of England Holdings 2 (“Merger Sub”). On July 30, 2020, pursuant to the Merger Agreement, Merger Sub merged with and into STX, with STX surviving as the surviving corporation and a direct wholly owned subsidiary of England Holdings 2 (the “Merger”). Following the Merger, we changed our name to Eros STX Global Corporation.

Pursuant to the Merger Agreement, at the effective time of the Merger, each share of STX preferred stock converted into the right to receive a number of contractual contingent value rights (“CVRs”) and each STX stock option and restricted stock unit award issued and outstanding as of immediately prior to the effective time of the Merger was cancelled.  Such CVRs in turn entitle the holder thereof to receive, on the date (the “Settlement Date”) that is the earlier to occur of (1) the first time that the A ordinary shares issuable pursuant to the CVRs have been registered for resale pursuant to an effective registration statement under the Exchange Act and (2) February 26, 2021, a number of our A ordinary shares to be calculated in accordance with certain agreements governing the CVRs entered into concurrently with the consummation of the Merger.

It is estimated that we will ultimately issue approximately 211,912,291 further A ordinary shares in connection with the Merger, comprised of up to 40,000,000 management plan equity awards and 171,912,291 A ordinary shares to be issued pursuant to the CVRs.

The Merger was accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with STX selected as the accounting acquirer under this guidance. Consequently, our historical financial statements (in all subsequent financial statements that reflect the Merger) are those of STX. Following the Merger, Eros will maintain its fiscal year-end of March 31, however, prior to the Merger, STX had a fiscal year-end of September 30. We are filing this Transition Report on Form 20-F (as set forth in Section 12240.4 of the SEC’s Division of Corporate Finance Financial Reporting Manual, which covers situations involving reverse acquisitions where the registrant elects to maintain the fiscal year of the legal acquirer/registrant) to provide the financial information of STX as accounting acquirer for the transition period from September 30, 2019, the end of STX’s most recently completed financial year, to March 31, 2020, the end of Eros’ most recently completed fiscal year.

When we refer to a fiscal year, such as fiscal year 2020, fiscal 2020 or FY 2020, in all sections of this transition report other than Part I—Item 5—Operating and Financial Review and Prospects and Part I—Item 11—Quantitative and Qualitative Disclosures about Market Risk, we are referring to the fiscal year ended on March 31 of that year.

Unless otherwise indicated or required by the context, as used in this Transition Report on Form 20-F, or “transition report,” the terms “Eros STX,” “we,” “us,” the “Group,” “our,” the “combined company” and the “Company” refer to Eros STX Global Corporation and all its subsidiaries, including STX, that are consolidated under generally accepted accounting principles in the U.S., or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB. We use the term “Eros” to refer to Eros International Plc prior to the Merger and the Eros business. We use the term “STX” to refer to STX Filmworks, Inc. and the STX business. The “Founders Group” refers to Beech Investments Limited and Kishore Lulla and his descendants, Sunil Lulla and other Lulla family entities.

“High budget” films refer to Hindi films with direct production costs in excess of $8.5 million and regional films with direct production costs in excess of $7.0 million, in each case translated at the historical average exchange rate for the applicable fiscal year. “Low budget” films refer to Hindi and regional films with less than $1.0 million in direct production costs, in each case translated at the historical average exchange rate for the applicable fiscal year. “Medium budget” films refer to Hindi, Tamil, Telugu and other regional language films within the remaining range of direct production costs. With respect to low budget films, references to “film releases” refer to theatrical releases or, for films that we did not theatrically release, to our initial DVD, digital or other non- theatrical exhibition. “Ultimate” refers to the revenue that a film will generate over its lifetime.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The consolidated financial statement data as at March 31, 2020 and September 30, 2019 and 2018 and for the six months ended March 31, 2020 and the years ended September 30, 2019, 2018 and 2017 have been derived from the consolidated financial statements of STX, as presented elsewhere in this transition report, which have been prepared in accordance with generally accepted accounting principles in the U.S., or U.S. GAAP, as issued by FASB. The selected consolidated statement of operations data for the six months ended March 31, 2019 has been derived from the unaudited consolidated financial statements of STX included elsewhere in this transition report. All references in this transition report to “$” and “dollar” are to U.S. dollars.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This transition report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act, and such statements are subject to the safe harbors created thereby. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “aim,” “approximately,” “anticipate,” “believe,” “estimate,” “continue,” “could,” “expect,” “forecast,” “future,” “going forward,” “intend,” “is/are likely to” “may,” “objective,” “ought to,” “outlook,” “plan,” “potential,” “predict,” “project,” “schedules,” “seek,” “should,” “target,” “will” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. All of our forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we are expecting, including, without limitation:

•	our business strategies and our operating and expansion plans;
•	our production pipeline and the feature films, TV series and other audio-visual content we anticipate producing, releasing or distributing;
•	our objectives and expectations regarding our future operations, profitability, liquidity and capital resources;
•	future events and developments, trends and conditions in the industry and geopolitical markets in which we operate or plan to operate;
•	our ability to maintain good relationships with business partners;
•	our ability to control costs and risk exposure;
•	our ability to identify and successfully take advantage of new business development opportunities;
•	the actions and developments of our competitors;
•	our ability to successfully and cost-effectively source film content;
•	our ability to achieve the desired growth rate of Eros Now, our digital over-the-top (“OTT”) entertainment service;
•	our ability to charge and collect revenues from Eros Now Director-to-consumer subscribers
•	our ability to refresh and update EN with new content
•	our ability to continue to monetize throughout the telco infrastructure in India;
•	risks that the ongoing novel coronavirus (“COVID-19”) pandemic and spread of COVID-19, and related public health measures in India, the U.S. and elsewhere, may have material adverse effects on our business, financial position, results of operations and/or cash flows;
•	our ability to maintain or raise sufficient capital;

•	delays, cost overruns, cancellation or abandonment of the completion or release of our films;
•	our ability to predict the popularity of our films, or changing consumer tastes;
•	our ability to maintain existing rights, and to acquire new rights, to film content;
•	our ability to successfully defend any future class action law suits we are a party to in the U.S.;
•	anonymous letters to regulators or business associates or anonymous allegations on social media regarding our business practices, accounting practices and/or officers and directors;
•	our dependence on the Indian box office success of our Hindi and high budget Tamil and Telugu films;
•	our ability to recoup the full amount of box office revenues to which we are entitled due to underreporting of box office receipts by theater operators;
•	our dependence on our relationships with theater operators and other industry participants to exploit our film content;
•	our ability to mitigate risks relating to distribution and collection in international markets;
•	fluctuation in the value of the Indian rupee against foreign currencies;
•	our ability to compete in the Indian and U.S. film industries;
•	our ability to compete with other forms of entertainment;
•	our ability to combat piracy and to protect our intellectual property;
•	our ability to maintain an effective system of internal control over financial reporting;
•	contingent liabilities that may materialize, including our exposure to liabilities on account of unfavorable judgments/decisions in relation to legal proceedings involving us or our subsidiaries and certain of our directors and officers;
•	our ability to successfully respond to technological changes;
•	regulatory changes in the Indian film industry and our ability to respond to them;
•	our ability to satisfy debt obligations, fund working capital and pay dividends;
•	the monetary and fiscal policies of India and other countries around the world, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices;
•	our ability to address the risks associated with acquisition opportunities;
•	challenges, disruptions and costs of integrating the Eros and STX businesses, and the risk that such synergies will take longer to realize than expected or may not be realized in whole or in part; and
•	our ability to manage geo-political and global trade risks on account of content limitations, tariffs, taxes, and supply chain disruptions.

v

These and other factors are more fully discussed in “Part I — Item 3. Key Information — D. Risk Factors” and in “Part I — Item 5. Operating and Financial Review and Prospects” in this transition report. The forward-looking statements contained in this transition report are based on historical performance and management’s current plans, estimates and expectations in light of information currently available to us and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. Should one or more of these risks or uncertainties materialize or should any of our assumptions prove to be incorrect, our actual results may vary in material respects from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement made by us in this transition report speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The Merger was accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with STX selected as the accounting acquirer under this guidance. Consequently, our historical financial statements and the financial information presented in the tables below are those of STX.

The following tables present our historical selected consolidated financial data. The selected consolidated statement of operations data for the years ended September 30, 2017, 2018 and 2019 and the six months ended March 31, 2020 and the selected balance sheet data as of September 30, 2018 and 2019 and March 31, 2020 are derived from the audited consolidated financial statements that are included elsewhere in this transition report. The selected consolidated statement of operations data for the six months ended March 31, 2019 has been derived from the unaudited consolidated financial statements included elsewhere in this transition report. The unaudited interim consolidated financial information has been prepared on the same basis as the audited consolidated financial information and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our results of operations for the six months ended March 31, 2019.

These historical results are not necessarily indicative of the results that may be expected in the future and interim results are not necessarily indicative of results to be expected for the full year. You should read the selected historical financial data below in conjunction with the section titled “Part I—Item 5—Operating and Financial Review and Prospects” and the financial statements and related notes included elsewhere in this transition report.

Statement of Operations Data

	For the Year ended September 30,			For the Six Months Ended March 31,
	2017	2018	2019	2019	2020
	(in thousands of dollars)
				(unaudited)

Revenue	$201,441	$448,846	$434,261	$224,068	$188,453

Expenses
Direct operating	139,769	298,246	260,673	123,566	92,752
Distributing and marketing	72,554	230,336	200,900	87,865	95,047
General and administrative	57,961	91,999	60,840	36,433	26,844
Depreciation and amortization	1,304	1,814	2,220	1,096	1,022
Restructuring expense	—	—	—	—	1,832
Total operating expenses	271,588	622,395	524,633	248,960	217,497

Loss from operations	(70,147)	(173,549)	(90,372)	(24,892)	(29,044)

Other income (expenses)
Interest income	116	99	213	51	43
Interest expenses	(15,943)	(18,934)	(22,134)	(11,629)	(10,718)
Shareholder exit (expense)/income	—	—	(25,000)	(5,777)	13,767

Loss before income taxes	(85,974)	(192,384)	(137,293)	(42,247)	(25,952)

Income tax provision	387	811	708	359	161
Net loss	$(86,361)	$(193,195)	$(138,001)	$(42,606)	$(26,113)

Selected Balance Sheet Data

	September 30,		March 31,
	2018	2019	2020
	(in thousands of dollars)

Cash and cash equivalents	$167,869	$17,874	$25,705
Film and TV costs, net	$157,805	$141,952	$97,308
Total assets	$451,385	$356,453	$292,762
Total debt, net(1)	$310,590	$267,948	$268,081
Total liabilities	$638,233	$587,600	$565,207
Convertible, redeemable preferred stock	$355,849	$501,977	$520,001
Total stockholders’ deficit	$(542,697)	$(733,124)	$(792,446)
Total liabilities, convertible, redeemable preferred stock and stockholders’ deficit	$451,385	$356,453	$292,762

(1) Includes (in each case net of discounts and debt issuance costs, if applicable): (i) the Senior Credit Facility (as defined herein), (ii) the five-and-a-half-year $30 million senior secured revolving credit facility with Seer Capital Master Fund, LP as the administrative agent (as amended, supplemented or otherwise modified) (the “Prints and Advertising Facility”), which was repaid in full and terminated in January 2020, (iii) the Mezzanine Facility (as defined herein), and (iv) the one-and-a-half-year term loan agreement for a total commitment of approximately $4.7 million (the “Aperture Term Loan”), which was terminated and repaid in full on May 10, 2019.

Selected Consolidated Statement of Cash Flows

	For the Year ended September 30,			For the Six Months Ended March 31,
	2017	2018	2019	2019	2020
	(in thousands of dollars)
				(unaudited)

Net cash provided by (used in) operating activities	$(123,429)	$(61,490)	$(213,278)	$(133,878)	$10,342
Net cash (used in) investing activities	(1,713)	(2,757)	(354)	(428)	(475)
Net cash provided by (used in) financing activities	114,754	155,096	62,855	96,241	(2,043)
Net (decrease) increase in cash, cash equivalents and restricted cash	(10,388)	90,849	(150,777)	(38,065)	7,824
Foreign exchange effects on cash	164	(230)	(193)	(1)	7
Cash, cash equivalents and restricted cash at the beginning of year/period	88,449	78,225	168,844	168,844	17,874
Cash, cash equivalents and restricted cash at the end of year/period	$78,225	$168,844	$17,874	$130,778	$25,705
B.	Capitalization and Indebtedness

Not Applicable.

C.	Reason for the Offer and the Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Relating to the Merger and the Combined Company

Uncertainties associated with the Merger may cause a loss of management personnel and other key employees, which could adversely affect the future business and operations of the combined company.

Both Eros and STX are dependent on the experience and industry knowledge of officers and other key employees to execute their business plans and the business plan of the combined company. The combined company’s success going forward depends in part upon the ability of the combined company to retain certain key management personnel and employees of Eros and STX. No assurance can be given that the combined company will continue to be able to attract or retain key management personnel and other key employees to the same extent that Eros and STX have previously been able to attract or retain their own employees.

Following the Merger, the composition of the combined company Board of Directors is different than the composition of the previous Eros Board of Directors.

The Eros Board of Directors previously consisted of seven directors. Following the completion of the Merger, the Board of Directors of the combined company (the “Board”) consists of eight directors, including four directors who were selected by the Founders Group (one of whom must be an independent director) and four directors who were selected by STX (one of whom must be an independent director). The ninth director seat is currently vacant. This composition of the Board may affect the future decisions of the combined company.

The combined company may be unable to successfully integrate Eros and STX and realize the anticipated benefits of the Merger.

The success of the Merger depends, in part, on the combined company’s ability to successfully combine and integrate Eros and STX, and realize the anticipated benefits, including synergies, cost savings, innovation and strategic growth opportunities and operational efficiencies from the Merger in a manner that does not materially disrupt existing customer, supplier, talent, producer, distributor, employee and other industry relations and does not result in decreased revenues due to losses of, or decreases in purchase and/or viewership of its content and service offerings by, subscribers and other counterparties. If the combined company is unable to achieve these objectives within the anticipated time frame, or at all, the anticipated benefits may not be realized fully or at all, or may take longer to realize than expected, and the value of the combined company’s A ordinary shares may decline. The combined company may fail to realize some or all of the anticipated benefits of the Merger if the integration process takes longer than expected or is more costly than expected.

The integration of the two companies may result in material challenges, including, without limitation:

•	managing a larger, more complex combined business;
•	maintaining employee morale and retaining key management and other employees;
•	retaining existing business and operational relationships, including customers, suppliers, distributors, employees and other counterparties, and attracting new business and operational relationships;
•	consolidating corporate and administrative infrastructures and eliminating duplicative operations, including unanticipated issues in integrating information technology, communications and other systems;
•	coordinating geographically separate organizations; and
•	unforeseen expenses or delays associated with the Merger.

Many of these factors will be outside of the combined company’s control, and any one of them could result in delays, increased costs, decreases in the amount of expected revenues and other adverse impacts, which could materially affect the combined company’s financial position, results of operations and cash flows.

The ongoing integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized on a timely basis, if at all.

In addition, the combined company’s ability to successfully integrate and manage its expanded business and achieve the anticipated benefits of the Merger may be materially and adversely effected by the ongoing COVID-19 pandemic, which is discussed in greater detail below. The ability of the combined company to generate revenues from the monetization of film content in various distribution channels, including through agreements with commercial theater operators, has been and may continue to be adversely effected by the COVID-19 pandemic. The full extent and scope of the impact of the pandemic on national, regional and global markets and economies, and therefore the combined company’s business and industry and efforts to integrate its expanded business and organization and realize anticipated benefits of the Merger, is highly uncertain and cannot be predicted.

The future results of the combined company may be adversely impacted if the combined company does not effectively manage its complex operations following the completion of the Merger.

Following the completion of the Merger, the size of the combined company’s business is significantly larger than the previous respective sizes of either Eros’ business or STX’s business. Our ability to successfully manage this expanded business depends, in part, upon management’s ability to design and implement strategic initiatives that address not only the integration of Eros and STX, but also the increased scale and scope of our business with its associated increased costs and complexity. There can be no assurances that we will be successful in integrating the businesses or that it will realize the expected operating efficiencies, cost savings, strategic growth opportunities and other benefits currently anticipated from the Merger.

Pursuant to an Investors’ Rights Agreement and the Amended Articles of Association, the Founders Group and certain significant stockholders of STX have rights relating to our governance that are different from shareholders generally.

As described in “Part I—Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” of this transition report, the Founders Group and certain significant stockholders of STX (the “STX Parties”) entered into an Investors’ Rights Agreement at the effective time of the Merger, which was amended by Amendment No. 1 to the Investors’ Rights Agreement, dated as of July 30, 2020 (as amended, the “Investors’ Rights Agreement”). In addition, as required by the Merger Agreement, we convened an extraordinary general meeting of our shareholders on June 29, 2020 at which the requisite percentage of our shareholders approved the Amended Articles of Association, key provisions of which are also described in “Part I—Item 10. Additional Information—B. Memorandum and Articles of Association” of this transition report. By virtue of the Investors’ Rights Agreement and the Amended Articles of Association, for a period lasting up to three years following the consummation of the Merger, the Founders Group has the right to nominate four out of nine directors on our Board of Directors and certain of the STX Parties affiliated with Hony Capital (“Hony”) have the right to nominate four out of nine directors on our Board of Directors. In addition, during this period, our Board of Directors will not be permitted to take certain significant corporate actions, including (i) hiring or terminating any of our chief executive officer, chief financial officer or president (or co-presidents), (ii) adopting our annual business plan and budget and (iii) entering into any agreement increasing our available debt for borrowed money to an amount greater than the greater of (A) $552 million and (B) an amount that would cause the net debt to be greater than five times adjusted EBITDA for the most recent four consecutive fiscal quarters for which financial statements are available, without the approval of at least two thirds of the directors on our Board of Directors. In exercising their rights under the Investors’ Rights Agreement and the Amended Articles of Association, the Founders Group and STX Parties may have interests that are different from or in addition to the interests of the combined company’s other shareholders.

We expect to incur substantial expenses related to the integration of Eros and STX.

We incurred substantial expenses in connection with the completion of the Merger and we expect to incur substantial expenses to integrate a large number of processes, policies, procedures, operations, technologies and systems of Eros and STX in connection with the Merger. The substantial majority of these costs will be non-recurring expenses related to the transactions and facilities and systems consolidation costs. We may incur additional costs or suffer loss of business under third-party contracts that are terminated or that contain change in control or other provisions that may be triggered by the completion of the transactions, and/or losses of, or decreases in transactions by, customers and business partners of Eros and STX, and may also incur costs to retain certain key management personnel and employees. We will also continue to incur transaction fees and costs related to formulating integration plans for the combined business, and the execution of these plans may lead to additional unanticipated costs and time delays. These incremental transaction-related costs may exceed the savings we expect to achieve from the elimination of duplicative costs and the realization of other efficiencies related to the integration of the businesses, particularly in the near term and in the event there are material unanticipated costs. Factors beyond our control could affect the total amount or timing of these expenses, many of which, by their nature, are difficult to estimate accurately.

The market price of our A ordinary shares declined following the consummation of the Merger and may further decline in the future.

The market price of our A ordinary shares declined following the consummation of the Merger and may further decline in the future. In addition, sales of our ordinary shares following the completion of the Merger may cause the market price of such shares to decrease. It is estimated that we will ultimately issue approximately 211,912,291 further A ordinary shares in connection with the merger, comprised of up to 40,000,000 management plan equity awards and 171,912,291 A ordinary shares to be issued pursuant to the CVRs. While former STX stockholders who did not purchase shares pursuant to the PIPE Subscription Agreement described in “Part I–Item 7. Major Shareholders and Related Party Transactions–B. Related Party Transactions” of this transition report are subject to a contractual 18-month lockup period following the settlement date during which they may not sell our A ordinary shares they received in the Merger, those STX stockholders who purchased A ordinary shares pursuant to the PIPE Subscription Agreement were subject only to a 75-day lockup period following the closing date of the Merger (with respect to both the A ordinary shares they received in the Merger and the A ordinary shares they purchased in the PIPE Subscription Agreement), which period has expired. It is possible that such STX stockholders who purchased A ordinary shares in the PIPE Subscription Agreement may not continue to hold the shares of our common stock they received in the Merger. In addition, previous Eros shareholders may not continue to hold their A ordinary shares. Such sales of our A ordinary shares could have the effect of depressing the market price for the combined company’s A ordinary shares.

On a fully diluted basis, the number of shares of our common stock outstanding following the completion of all Merger-related issuances is expected to be approximately 399.6 million A ordinary shares, and 21.7 million B ordinary shares for a total of 421.3 million A and B ordinary shares. Any of these events may make it more difficult for us to sell equity or equity-related securities, dilute your ownership interest and have an adverse impact on the price of our A ordinary shares.

If certain U.S. federal income tax rules regarding ‘‘inversion transactions’’ apply to us as a result of the Merger, such rules could result in adverse U.S. federal income tax consequences.

Under section 7874 of the U.S. Internal Revenue Code of 1986, as amended (“Code”), a foreign corporation is treated as a “surrogate foreign corporation” if, pursuant to a plan (or a series of related transactions) (1) the foreign corporation completes the direct or indirect acquisition of substantially all of the properties held, directly or indirectly, by a U.S. corporation, (2) after the acquisition at least 60% of the stock (by vote or value) of the foreign corporation is held by former shareholders and certain creditors of the U.S. corporation by reason of their holding stock or debt obligations of the U.S. corporation (such percentage held by such persons being the “Section 7874 Percentage”), and (3) after the acquisition, the “expanded affiliated group” (within the meaning of section 7874 of the Code) that includes the foreign corporation does not have substantial business activities in the foreign country in which, or under the law of which, the foreign corporation is created or organized, relative to the total business activities of such expanded affiliated group.

If the Section 7874 Percentage is at least 60% but less than 80% and a foreign corporation is a surrogate foreign corporation with respect to a U.S. corporation, several limitations apply to the U.S. corporation, including, but not limited to, the prohibition, for a period of ten years, of the use of net operating losses, foreign tax credits and other tax attributes to offset the income or gain recognized by reason of transfer of any property to a foreign related person or to offset any income received or accrued during such period by reason of a license of any property to a foreign related person and an additional minimum tax under Section 59A of the Code on certain “base eroding” payments to members of the expanded affiliated group that are foreign corporations. In addition, under section 4985 of the Code and the rules related thereto, an excise tax at a rate of currently 20% is imposed on the value of certain share compensation held directly or indirectly by certain “disqualified individuals” (including certain of officers and directors). Further, shareholders of the foreign corporation that are U.S. persons for U.S. federal income tax purposes may not be eligible for reduced rates on dividends paid by the foreign corporation.

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

Based on the facts as of the date hereof, we expect that, after the consummation of the Merger, the Section 7874 Percentage with respect to former STX stockholders and creditors will be less than 60% and therefore we do not expect to be treated as a “surrogate foreign corporation” within the meaning of section 7874 of the Code. Determining the Section 7874 Percentage, however, is complex and subject to legal and factual uncertainties. As a result, there can be no assurance that the Section 7874 Percentage is less than 60%. Holders are urged to consult their own tax advisors regarding the potential application of section 7874 of the Code to the Merger and its potential tax consequences. A determination that we are a surrogate foreign corporation for the purposes of section 7874 of the Code may have material adverse effects on the business, financial condition, results of operations and prospects of the combined company following the Merger.

Risks Related to Our Business

The COVID-19 pandemic and other adverse public health developments has adversely affected our business and results of operations.

The COVID-19 outbreak has caused significant disruptions, the outbreak has spread globally to many countries where we distribute films. On March 11, 2020, the World Health Organization designated the outbreak a pandemic. Governments and businesses around the world have taken unprecedented actions to mitigate the spread of COVID-19, including imposing restrictions on movement and travel such as quarantines and shelter-in-place requirements, or nationwide lockdowns, as well as restricting or prohibiting outright some or all commercial and business activity, including the closure of some or all theaters and disrupting the production and availability of content, including delayed, or in some cases, shortened or cancelled theatrical releases. These measures, though currently temporary in nature, may become more severe and continue indefinitely depending on the evolution of the pandemic. To date, no fully effective vaccines or treatments have been developed and effective vaccines or treatments may not be discovered soon enough to protect against a further worsening of the pandemic.

The pandemic has affected our ability to generate revenues from the monetization of film content in various distribution channels through agreements with commercial theater operators, and may continue to do so unless and until the pandemic subsides or an effective treatment or vaccine is discovered. The extent of the adverse impact on our financial and operational results will be dictated by the length of time that such disruptions continue, which will, in turn, depend on the currently unknowable duration of COVID-19 and among other things, the impact of governmental actions imposed in response to the pandemic and individuals’ and companies’ risk tolerance regarding health matters going forward. Our business also could be significantly affected even after reopening of certain operations, should the disruptions caused by the COVID-19 lead to changes in consumer behavior (such as social distancing becoming the norm independent of any pandemic conditions) and also delayed in production schedule. For example, some areas may not re-open movie theaters or, if they do, some individuals may not feel comfortable gathering in public places such as movie theaters.

The continued spread of COVID-19 has adversely affected many industries, as well as the economies and financial markets of many countries, including many of the countries in which we distribute content, resulting in a significant deceleration of economic activity. This slowdown has, among other things, reduced production, decreased the level of trade, and led to widespread corporate downsizing, causing a sharp increase in unemployment. We have also seen significant disruption of, and extreme volatility in, the global capital markets, which could increase the cost of, or entirely restrict our access to, capital. This volatility and uncertainty have adversely affected our stock price and may continue to do so. As a result, to the extent we determine it is in our best interests to access the capital markets or refinance some or all of our indebtedness, we may not be able to do so on terms that are acceptable to us, or at all. The impact of COVID-19 and the governmental responses thereto on global, national and local economies is still uncertain and, unless the outbreak is contained, these adverse impacts could worsen, impacting all segments of the global economy, and result in a significant recession or worse. Considerable uncertainty still surrounds COVID-19 and its potential effects, and the extent of and effectiveness of any responses taken on a local, national and global level. Infections may become more widespread and that could accelerate or magnify one or more of the risks described above. While we expect the pandemic and related events will have a negative effect on our business, the full extent and scope of the impact on national, regional and global markets and economies, and therefore our business and industry, is highly uncertain and cannot be predicted. Accordingly, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively affected, any of which could have a material adverse impact on our business and our results of operation and financial condition.

Additionally, on March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), which contains provisions intended to mitigate the adverse economic effects of the COVID-19 pandemic, and from which both Eros and STX. It is uncertain whether, or how much, we may benefit any other subsequent legislation or government action intended to provide financial relief or assistance, either in the U.S. or abroad.

We are monitoring the rapidly evolving situation and its potential impacts on our financial position, results of operations, liquidity, and cash flows.

The financial statements for STX that are included in this transition report on Form 20-F have been prepared assuming that STX will continue on a going concern basis, but there is no assurance that STX will continue as a going concern.

Ernst & Young LLP, the independent registered public accounting firm of STX, has included an explanatory paragraph in their opinion that accompanies the STX audited consolidated financial statements included in this transition report. The explanatory paragraph is related to the maturity of the Senior Credit Facility, which matures on October 7, 2021 and which maturity falls within the twelve-month period following the issuance of the March 31, 2020 STX financial statements.  We believe that we have adequate liquidity to fund our operations up until the maturity of the Senior Credit Facility. However, absent a refinancing with cash from operations, asset sales or a combination of the foregoing, we do not currently expect to have sufficient liquidity to repay the full amount of the Senior Credit Facility upon maturity and there can be no assurance that we will succeed in refinancing the Senior Credit Facility.  Based on continuing discussions with existing and potential lenders, we are cautiously optimistic that we will be able to successfully implement our plan to address our debt maturities. Accordingly, unless additional funding through a refinancing is obtained, the going concern assumption may have to change. Our financial statements have been prepared on the basis that we will continue as a going concern and do not include any adjustments that might result from the uncertainty regarding our ability to continue in business.  If we are unable to obtain adequate additional financing, we may be required to curtail operations and investors could lose part or all of their investment in the Company.  For additional information, see Note 1 to the audited Consolidated Financial Statements included in this transition report.

We may fail to source adequate film content on favorable terms or at all through acquisitions or co-productions, which could have a material and adverse impact on our business.

We generate a portion of our revenues by monetizing Indian film content that we co-produce or acquire from third parties, and then distribute through various channels. Our ability to successfully enter into co-productions and to acquire content depends on, among other things, our ability to maintain existing relationships, and form new ones, with talent and other industry participants.

The pool of quality talent is limited and, as a result, there is significant competition to secure the services of certain actors, directors, composers and producers, among others. Competition can increase the cost of such talent, and hence the cost of film content. These costs may continue to increase, making it more difficult for us to access content cost-effectively and reducing our ability to sustain our margins and maximize revenues from distribution and monetization. Further, we may be unable to successfully maintain our long-standing relationships with certain industry participants and continue to have access to content and/or creative talent and may be unable to establish similar relationships with new leading creative talent. This is also dependent on relationships with various writers and talent and has execution risks associated with it. If any such relationships are adversely affected, or we are unable to form new relationships, or if any party fails to perform under its agreements or arrangements with us, our business, prospects, financial condition, liquidity and results of operations could be materially adversely affected.

Our business involves substantial capital requirements, and our inability to maintain or raise sufficient capital could materially adversely affect our business.

Our business requires a substantial investment of capital for the production, acquisition and distribution of films and a significant amount of time may elapse between our expenditure of funds and the receipt of revenues from our films. This may require us to fund a significant portion of our capital requirements from our credit facilities or other financing sources. Any capital shortfall could have a material adverse effect on our business, prospects, financial condition, results of operations and liquidity. For additional information, please see “Part I—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in this transition report and Note 3 to the audited Consolidated Financial Statements contained elsewhere in this transition report.

Delays, cost overruns, cancellation or abandonment of the completion or release of films may have a material adverse effect on our business.

There are substantial financial risks relating to film production, completion and release. Actual film costs may exceed their budgets, and factors such as labor disputes, unavailability of a star performer, equipment shortages, disputes with production teams or adverse weather conditions may cause cost overruns and delay or hamper film completion. When a film we have contracted to acquire from a third-party experiences delays or fails to be completed, we may not recover advance monies paid for the proposed acquisition. When we enter into co-productions, we are typically responsible for paying all production costs in accordance with an agreed upon budget and while we typically cap budgets in our contracts with our co-producer, given the importance of ongoing relationships in our industry, longer-term commercial considerations may in certain circumstances override strict contractual rights and we may feel obliged to fund cost over-runs where there is no contractual obligation requiring us to do so.

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

The success of our business depends on our ability to consistently create and distribute filmed entertainment that meets the changing preferences of the broad consumer market both within India, the U.S. and internationally.

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

Beginning on November 13, 2015, Eros was named a defendant in five substantially similar putative class action lawsuits filed in federal court in New Jersey and New York by purported shareholders of Eros. On May 17, 2016, the putative class actions filed in New Jersey were transferred to the U.S. District Court for the Southern District of New York where they were subsequently consolidated with the other two actions. The Court-appointed lead plaintiffs filed a single consolidated complaint on July 14, 2016 and amended on October 10, 2016. The amended consolidated complaint alleged that Eros and certain individual defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), but did not assert certain claims that had been asserted in prior complaints. The remaining claims were primarily focused on whether Eros and individual defendants made material misrepresentations concerning the Company’s film library and materially misstated the usage and functionality of Eros Now, our digital OTT entertainment service. On September 25, 2017, the U.S. District Court for the Southern District of New York entered a Memorandum and Order dismissing the putative class action with prejudice. On August 24, 2018, the U.S. Court of Appeals for the Second Circuit issued a summary order affirming the district court’s earlier dismissal, with prejudice.

Beginning on June 21, 2019, Eros was named a defendant in three substantially similar putative class action lawsuits filed in federal courts in California and New Jersey by purported shareholders of Eros. The lawsuits allege that Eros and certain individual defendants violated Sections 10(b) and 20(a) of the Exchange Act by making false and/or misleading statements regarding Eros’ accounting for trade receivables. On September 27, 2019, the putative class action filed in California was transferred to the U.S. District Court for the District of New Jersey. On April 14, 2020, the three putative class actions were consolidated, and a lead plaintiff was appointed. On July 1, 2020, the court-appointed lead plaintiff filed a consolidated complaint. The consolidated complaint expands the scope of the allegations. Eros filed a motion to dismiss on August 28, 2020. On October 14, 2020, the lead plaintiff filed an opposition to the Company’s motion to dismiss. The Company expects to file a reply brief, which is due on or before November 13th, 2020.

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

Eros India depends on the Indian box office success of our Hindi and high budget Tamil and Telugu films from which we derive a significant portion of our revenues.

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

We derive revenues from theatrical exhibition of our films by collecting a specified percentage of box office receipts from multiplex and single screen theater operators. The Indian film industry continues to lack full exhibitor transparency. There is limited independent monitoring of such data in India or the Middle East, unlike the monitoring services provided by comScore in the United Kingdom and the U.S. We therefore rely on theater operators and our sub-distributors to report relevant information to us in an accurate and timely manner.

While multiplex and single-screen operators have now moved to a digital distribution model that provides greater clarity on the number of screenings given to our films, many still do not have computerized tracking systems for box office receipts which can be tracked independently by a third-party and we are reliant on box office reports generated internally by these multiplex and single screen operators which may not be entirely accurate or transparent.

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

We depend on our relationships with theater operators and other industry participants to monetize our film content. Any disputes with multiplex operators in India or elsewhere could have a material adverse effect on our ability or willingness to release our films as scheduled.

We generate revenues from the monetization of Indian and other film content in various distribution channels through agreements with commercial theater operators, in particular multiplex operators, and with retailers, television operators, telecommunications companies and others. Our failure to maintain these relationships, or to establish and capitalize on new relationships, could harm our business or prevent our business from growing, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

Eros Now was soft launched in 2012 and as of June 30, 2020, Eros Now catered to 33.8 million paying subscribers and had garnered 205.8 million registered users across global digital distribution platforms. We must continue to grow and retain subscribers in India (one of our key markets) where consumers also use traditional Pay-TV and broadcast channels for content consumption, as well as grow our subscriber base in markets outside of India. Our ability to attract and retain subscribers will depend in part on our ability to consistently provide our subscribers a high-quality experience with respect to content and features and on the quality of data connectivity (either Wi-Fi, broadband, 3G or 4G mobile data) in India.

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

We regularly review key metrics related to the operation of our business, including, but not limited to, our subscribers, key performance indicators and monthly active users, to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data as well as other sources. At times, data may not have been validated by an independent third-party. While these numbers are based on what we believe to be reasonable estimates of our subscriber base for the applicable period of measurement, there are inherent challenges in measuring how our service is used across large populations globally. For example, we believe that there are individuals who have multiple Eros Now accounts, which can result in an overstatement of key performance indicators. Errors or inaccuracies in our metrics or data could result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of monthly active users were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to attract a sufficient number of users to satisfy our growth strategies.

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

Any significant disruption in our computer systems or those of third-parties that we utilize in our operations could result in a loss or degradation of service and could adversely impact our business.

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

A downturn in the Indian, U.S. and/or global economies or instability in financial markets, including a decreased growth rate and increased Indian price inflation, could materially and adversely affect our results of operations and financial condition.

Global economic conditions may negatively impact consumer spending. Prolonged negative trends in the global or local economies can adversely affect consumer spending and demand for our films and may shift consumer demand away from the entertainment we offer.

According to the International Monetary Fund’s World Economic Outlook Database, published in April 2020, the GDP growth rate of India is projected to increase from 7.26% in 2019 to approximately 7.49% in 2020 and 7.43% in 2021. The Economic Survey 2019-20 has estimated that the growth rate in GDP for the year ended March 31, 2020 to grow at 4.2% with headwinds of COVID-19.

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

Fluctuation in the value of the Indian rupee and U.S. dollar against foreign currencies could materially and adversely affect our results of operations, financial condition and ability to service our debt.

While a significant portion of our revenues are denominated in Indian rupees, certain contracts for our film content are or may be denominated in foreign currencies. Additionally, we report our financial results in U.S. dollars and most of our debt is denominated in U.S. dollars. We expect that the continued volatility in the value of the Indian rupee against foreign currency will continue to have an impact on our business. The Indian rupee experienced an approximately 8.3% decrease in value as compared to the U.S. dollar in the fiscal year 2020. The Indian rupee experienced an approximately 5.9% decrease in value as compared to the U.S. dollar in the fiscal year 2019. The Indian rupee experienced an approximately 0.4% decrease in value as compared to the U.S. dollar in the fiscal year 2018. Changes in the growth of the Indian economy and the continued volatility of the Indian rupee, may adversely affect our business, results of operations and financial condition.

Although we have not historically done so, we may, from time to time, seek to reduce the effect of exchange rate fluctuations on our operating results by purchasing derivative instruments such as foreign exchange forward contracts to cover our intercompany indebtedness or outstanding receivables. However, we may not be able to purchase contracts to insulate ourselves adequately from foreign currency exchange risks. In addition, any such contracts may not perform effectively as a hedging mechanism. See “Part I—Item 11. Qualitative and Quantitative Disclosures about Market Risk—Foreign Currency Risk” in this transition report for further information.

We face competition with other films for movie screens, and our inability to obtain sufficient distribution of our films could have a material adverse effect on our business.

A substantial majority of the theater screens in India and elsewhere are typically committed at any one time to a limited number of films, and we compete directly against other producers and distributors of Indian films in each of our distribution channels. If the number of films released increases it could create excess supply in the market, in particular at peak theater release times such as school and national holidays and during festivals, which would make it more difficult for our films to succeed. We face similar competition for a limited number of theater screens in the U.S. and in other markets in which we distribute our films.

Where we are unable to maximize screenings in the first week of a film’s release, it may have an adverse impact on our revenues. Further, failure to release during peak periods, or the inability to book sufficient screens, could cause us to miss potentially higher gross box-office receipts and/or affect subsequent revenue streams, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We face substantial competition in all aspects of our business.

•	We are smaller and less diversified than many of our competitors.

Walt Disney Pictures, Warner Bros., Universal Studios, Sony Pictures and Paramount Pictures (the “major studios”) are part of large diversified corporate groups with a variety of other operations that can provide both the means of distributing their products and stable sources of earnings that may allow them to better offset fluctuations in the financial performance of their film and TV operations. Furthermore, the major studios have more resources with which to compete for ideas, storylines and scripts created by third parties as well as for actors, directors and other personnel required for production.

•	Trends in theatrical exhibition and increased throughput from competitors could limit the number of screens available for distribution of our films or impact timing of release of our films.

Competition with tentpole films could limit our ability to distribute our films to the optimal theater locations and our target number of screens. Changes in the theatrical exhibition industry, including reorganizations and consolidations could also decrease the number of screens available to us. If the number of film screens decreases, we may experience a decrease in box office receipts, and the correlating future revenue streams, such as from home entertainment and pay and free TV. Moreover, we cannot guarantee that we can release all of our films when they are otherwise scheduled due to production or other delays, or a change in the schedule of a major studio tentpole releases. Any such change could adversely impact a film’s financial performance.

•	Post-theatrical distribution is highly competitive and impacted by the availability of content in other media outlets.

Universal Home Entertainment serves as an agent for the distribution of our films on DVD and Blu-ray in the U.S. We compete with all studios which distribute content on DVD and Blu-ray for disc shelf space placement at retailers and other distributors.

Our post-theatrical revenues from distribution of our films on streaming platforms, DVD, Blu-ray and pay and free TV are also impacted by the variety of choices consumers have to view entertainment content, including free and pay TV, online services, mobile services, radio, print media, movie theaters and other sources of information and entertainment. The increasing availability of content from these varying media outlets may reduce our home entertainment and other post-theatrical revenue in the future, particularly during difficult economic conditions.

•	There is substantial competition for talent, and a failure to attract key talent, including stars, producers, writers and directors, could disrupt our business and adversely affect our revenues.

Our business depends upon the continued efforts, abilities and expertise of the various creative talent and entertainment personalities with whom we work. For example, we produce films with highly regarded directors, producers, writers, actors and other talent. These individuals are important to achieving the success of our films, TV programs and other content. There can be no assurance that these individuals will continue to work with us or will retain their current appeal, or that the costs associated with attracting talent will be reasonable. If we fail to attract talent on favorable terms or if talent with whom we work lose their current appeal, our revenues and profitability could be adversely affected.

•	There is substantial competition for creative production and technical personnel, and the cost of production is dependent on the market for skilled labor and may be impacted by guild and union relationships with major studios.

Many of these personnel that STX utilizes are union members who are essential to the production of STX films and content. A strike by, or a lockout of, one or more of the unions that provide personnel essential to the production of films or TV content could delay or halt ongoing production activities, or could cause a delay or interruption in our release of new films and TV content. A strike or a change in industry-wide collective bargaining arrangements may result in increased costs and decreased revenue for STX, which could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

•	We may fail to source adequate film content on favorable terms or at all through acquisitions or co-productions, which could have a material and adverse impact on our business.

We generate a portion of our revenues by monetizing film content that we co-produce or acquire from third parties, and then distribute through various channels. Our ability to successfully enter into co-productions and to acquire content depends on, among other things, our ability to maintain existing relationships, and form new ones, with talent and other industry participants.

The pool of quality talent is limited and, as a result, there is significant competition to secure the services of certain actors, directors, composers and producers, among others. Competition can increase the cost of such talent, and hence the cost of film content. These costs may continue to increase, making it more difficult for us to access content cost-effectively and reducing our ability to sustain our margins and maximize revenues from distribution and monetization. Further, we may be unable to successfully maintain our long-standing relationships with certain industry participants and continue to have access to content and/or creative talent and may be unable to establish similar relationships with new leading creative talent. This is also dependent on relationships with various writers and talent and has execution risks associated with it. If any such relationships are adversely affected, or we are unable to form new relationships, or if any party fails to perform under its agreements or arrangements with us, our business, prospects, financial condition, liquidity and results of operations could be materially adversely affected.

•	We face increasing competition from other forms of entertainment, which could have a material adverse effect on our business.

We also compete with all other sources of entertainment and information delivery, including television, mobile devices, the internet and sporting events such as the Indian Premier League for cricket. Technological advancements such as video-on-demand (“VOD”), mobile and internet streaming and downloading have increased the number of entertainment and information delivery choices available to consumers and have intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including crossover from our Eros Now online entertainment service, could negatively impact consumer demand for our films, and there can be no assurance that attendance rates at theaters or demand for our other distribution channels will not fall.

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

Although DVD and CD sales represent a relatively small portion of Indian film and music industry revenues, the proliferation of unauthorized copies of these products results in lost revenue and significantly reduced pricing power, which could have a material adverse effect on our business, prospects, financial condition and results of operations. In particular, unauthorized copying and piracy are prevalent in countries outside of the U.S., Canada and Western Europe, including India, whose legal systems may make it difficult for us to enforce our intellectual property rights and in which consumer awareness of the individual and industry consequences of piracy is lower. With broadband connectivity improving, 3G internet penetration increasing and with the advent of 4G in India and other markets, digital piracy of our content is an increasing risk.

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

We rely on a combination of copyrights, trademarks, service marks and similar intellectual property rights to protect the Eros, STX and Eros STX names and branded products and to protect the entertainment products and services we create. The success of our business, in part, depends on our continued ability to use this intellectual property in order to increase awareness of our name. We typically attempt to protect these intellectual property rights through available copyright and trademark laws and through a combination of employee, third-party assignments and nondisclosure agreements, other contractual restrictions, technological measures, and other methods. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries, and the actions taken by us may be inadequate to prevent imitation by others of our names and other intellectual property. Despite our efforts to protect our intellectual property rights and trade secrets, unauthorized parties may attempt to copy aspects of our song recommendation technology or other technology or obtain and use our trade secrets and other confidential information. Moreover, policing our intellectual property rights is difficult and time consuming. We cannot assure you that we would have adequate resources to protect and police our intellectual property rights, and we cannot assure you that the steps we take to do so will always be effective. In addition, if the applicable laws in these countries are drafted or interpreted in ways that limit the extent or duration of our rights, or if existing laws are changed, our ability to generate revenue from our intellectual property may decrease, or the cost of obtaining and maintaining rights may increase. We could lose both the ability to assert our intellectual property rights against, or to license our technology to, others and the ability to collect royalties or other payments.

Further, many existing laws governing property ownership, copyright and other intellectual property issues were adopted before the advent of the internet and do not address the unique issues associated with the internet, personal entertainment devices and related technologies, and new interpretations of these laws in response to emerging digital platforms may increase our digital distribution costs, require us to change business practices relating to digital distribution or otherwise harm our business. We also distribute our branded products in some countries in which there is no copyright or trademark protection. As a result, it may be possible for unauthorized third parties to copy and distribute our branded products or certain portions or applications of our branded products, which could have a material adverse effect on our business, prospects, results of operations and financial condition. If we fail to register the appropriate copyrights, patents, trademarks or our other efforts to protect relevant intellectual property prove to be inadequate, the value of our brand could be harmed, which could adversely affect our business and results of operations.

We may be unable to continue to use the domain names that we use in our business, or prevent third parties from acquiring and using domain names that infringe on, are similar to or otherwise decrease the value of our brand or our trademarks or service marks.

We have several domain names for websites that we use in our business, such as erosstx.com, erosplc.com, erosentertainment.com, erosnow.com, stxentertainment.com and although our Indian subsidiaries currently own over 120 registered trademarks and STX currently owns over 200 registered trademarks, we have not obtained a registered trademark for any of our domain names. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration or any other cause, we may be forced to market our products under a new domain name, which could cause us to lose users of our websites, or to incur significant expense in order to purchase rights to such a domain name. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours. Domain names similar to ours have been registered in the U.S. of America, India and elsewhere.

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

The U.S. and Indian film entertainment industries continue to undergo significant technological developments, including the ongoing transition from film to digital media. We may be unsuccessful in adopting new digital distribution methods or may lose market share to our competitors if the methods that we adopt are not as technologically sound, user-friendly, widely accessible or appealing to consumers as those adopted by our competitors. For example, our on-demand entertainment portal accessible via internet-enabled devices, Eros Now, may not achieve the desired growth rate.

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

Our financial condition and results of operations for any period fluctuate due to film release schedules in that period, none of which we can predict with reasonable certainty. Theater attendance in India and elsewhere has traditionally been highest during school holidays, national holidays and during festivals, and we typically aim to release big-budget films at these times. This timing of releases also takes account of competitor film releases, Indian Premier League cricket matches, and the timing dictated by the film production process, among other factors. The U.S. also experiences highly seasonal film attendance fluctuation. As a result, our quarterly results can vary from one year to the next, and the results of one quarter are not necessarily indicative of results for the next or any future quarter. Additionally, the distribution window for the theatrical release of films, and the window between the theatrical release and distribution in other channels, have each been compressing in recent years and may continue to change. Further shortening of these periods could adversely impact our revenues if consumers opt to view a film on one distribution platform over another, resulting in the cannibalizing of revenues across distribution platforms. Additionally, because our revenue and operating results are seasonal in nature due to the impact of the timing of new releases, our revenue and operating results may fluctuate from period to period, and which could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

Ineffective system of internal control over financial reporting, can reduce our ability to accurately and timely report our financial results or prevent fraud may be adversely affected.

We ceased to qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 on March 31, 2019, and as a result, we are subject to additional requirements under the Sarbanes-Oxley Act (the “SOX Act”), including Section 404(b) of the SOX Act which requires our independent registered public accounting firm to attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F, starting from our annual report for the fiscal year ending March 31, 2019. As discussed in Item 15. “Controls and Procedures,” in our Annual Report on Form 20-F for the fiscal year 2020, submitted to the SEC on July 30, 2020, upon an evaluation of the effectiveness of the design and operation of our internal controls, we concluded that there were material weaknesses such that our internal controls over financial reporting need to be reviewed and updated, a process that we are currently undertaking for the combined company. Although we have instituted remedial measures to address the material weakness identified and will continually review and evaluate the internal control systems of the combined company to allow management to report on the sufficiency of our internal controls, we cannot assure you that we will be able to adequately remediate all the existing material weaknesses or not discover additional weaknesses in the internal controls over financial reporting of the combined company that need to be reviewed and updated, a process that we are currently undertaking. Further, management continually improves, simplifies and rationalizes the combined company’s internal control framework where possible within the constraints of existing IT systems. However, any additional weaknesses or failure to adequately remediate the existing weakness could materially and adversely affect our financial condition or results of operations.

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

Further, because certain members of the Founders Group have significant influence on both us and our related parties, conflicts of interest may arise in relation to dealings between us and our related parties and may not be resolved in our favor. For further information, see “Part I—Item 7—Major Shareholders and Related Party Transactions.”

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

Eros International Media Limited (“Eros India”) has entered into shareholder agreements with third-party shareholders of its non-wholly owned subsidiaries, including Big Screen Entertainment Private Limited and a binding term sheet for a joint venture with Colour Yellow Productions Private Limited. These arrangements contain various restrictions on our rights in relation to these entities, including restrictions in relation to the transfer of shares, rights of first refusal, reserved board matters and non-solicitation of employees by us. We may also face operational limitations due to restrictive covenants in such shareholder agreements. In addition, under the terms of our shareholder agreement in relation to Big Screen Entertainment Private Limited, disputes between partners are required to be submitted to arbitration in Mumbai, India. These restrictions in our current shareholder agreements, and any restrictions of a similar or more onerous nature in any new or amended agreements into which we may enter, may limit our control of the relevant subsidiary or our ability to achieve our business objectives, as well as limiting our ability to realize value from our equity interests, any of which could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

Additionally, pursuant to the Investors’ Rights Agreement and our articles of association, until the third anniversary of the Merger, we must receive the approval of the Independent Committee (as defined below) before taking certain actions. Additionally, until the third anniversary of the Merger, the Founders Group may not acquire more than 50% of our voting power without the prior approval of the Independent Committee.

See “Part I.—Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Investors’ Rights Agreement” below.

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

In connection with the Merger, we have experienced additions to our senior management team, and our success depends in part on our ability to successfully integrate these new employees into our organization. We anticipate the need to hire additional members in senior management in connection with the integration of the combined company and the expansion of our digital business. While some members of our senior management have entered into employment agreements that contain non-competition and non- solicitation provisions, these agreements may not be enforceable in the Isle of Man, India or the United Kingdom, whose laws govern these agreements or where our members of senior management reside. Even if enforceable, these non-competition and non-solicitation provisions are for limited time periods.

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

We receive a high degree of media coverage around the world. Unfavorable publicity regarding, for example, payments to talent, third-party content providers, publishers, artists, and other copyright owners, our privacy practices, terms of service, service changes, service quality, litigation or regulatory activity, government surveillance, the actions of our advertisers, the actions of our developers, the use of our OTT platform for illicit, objectionable, or illegal ends, the actions of our subscribers, the quality and integrity of content shared on our OTT platform, or the actions of other companies that provide similar services to us, could materially adversely affect our reputation. Such negative publicity also could have an adverse effect on the size, engagement, and loyalty of our subscriber base and result in decreased revenue, which could materially adversely affect our business, operating results and financial condition.

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

Certain of our films are required to be certified in India by the Central Board of Film Certification.

Pursuant to the Indian Cinematograph Act, 1952, (the “Cinematograph Act”), films must be certified for adult viewing or general viewing in India by the Central Board of Film Certification (“CBFC”), which looks at factors such as the interest of sovereignty, integrity and security of the relevant country, friendly relations with foreign states, public order and morality. There may be similar requirements in the United Kingdom, Canada, China and Australia, among other jurisdictions. We may be unable to obtain the desired certification for each of our films and we may have to modify the title, content, characters, storylines, themes or concepts of a given film in order to obtain any certification or a desired certification for broadcast release that will facilitate distribution and monetization of the film. Any modification could result in substantial costs and/or receipt of an undesirable certification could reduce the appeal of any affected film to our target audience and reduce our revenues from that film, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

Litigation and negative claims about us or the Indian film entertainment industry generally could have a material adverse impact on our reputation, our relationship with distributors and co-producers and our business operations.

We and certain of our directors and officers are subject to various legal civil and criminal proceedings in India. As of March 31, 2020, Eros was subject to certain tax proceedings in India, including service tax claims aggregating to approximately $56 million, value added tax (“VAT”) and sales tax claims aggregating to approximately $3 million for the period between April 1, 2005 to March 31, 2015. As our success in the Indian film industry partially depends on our ability to maintain our brand image and corporate reputation, in particular in relation to our dealings with creative talent, co-producers, distributors and exhibitors, any such proceedings or allegations, public or private, whether or not routine or justified, could tarnish our reputation and cause creative talent, co-producers, distributors and exhibitors not to work with us. See “Part I—Item 4. Information on the Company—B. Business Overview— Litigation” in this transition report for further details.

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

Eros India’s performance in India is linked to the stability of the country’s policies, including taxation policy, and the political situation.

The role of Indian central and state governments in the Indian economy has been and remains significant. Since 1991, India’s government has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. The rate of economic liberalization could change, and specific laws and policies affecting companies in the media and entertainment sector, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies, and in particular, policies in relation to the film industry, could disrupt business and economic conditions in India and thereby affect Eros India’s business.

Previously, taxes generally were levied on a state-by-state basis for the Indian film industry. However, with effect from July 1, 2017, goods and services tax (“GST”) was implemented in India, which combines taxes and levies by the Government of India and state governments into a unified rate structure, and replaces indirect taxes on goods and services such as central excise duty, service tax, central sales tax, entertainment tax, state VATs and surcharge and excise that were being collected by the Government of India and state governments. Initially, under the GST regime, movie exhibition fell under the highest tax bracket of 28% (for tickets above 100 rupee). However, with effect from January 1, 2019, the GST rate has been reduced to 12% for tickets under 100 rupee and 18% for tickets above 100 rupees. Further, under the state-by-state tax regime in India, the state governments were levying entertainment tax on the exhibition of films in cinemas, including multiplexes. With the implementation of GST, the entertainment tax levied by the state governments was subsumed under GST. However, certain local government bodies levy local body entertainment tax, in addition to GST, within their state. Any future increases or amendments may affect the overall tax efficiency of companies operating in India and may result in significant additional taxes becoming payable. If, as a result of a particular tax risk materializing, the tax costs associated with certain transactions are greater than anticipated, it could affect the profitability of such transactions.

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

Other changes in the Indian law and policy environment which may have an impact on Eros India’s business, results of operations and prospects, to the extent that we are unable to suitably respond to and comply with any such changes in applicable law and policy include the following:

•	Under the (Indian) Income-tax Act, 1961 (“IT Act”), the General Anti Avoidance Rules (“GAAR”) have come into effect from April 1, 2017. The tax consequences of the GAAR provisions if applied to an arrangement could result in denial of tax benefit under the domestic tax laws and / or under a tax treaty, amongst other consequences.
•	As per the Finance Act 2020, Dividend Distribution Tax (‘DDT’) of 20.56 percent levied on the companies declaring dividend has been abolished with effect from April 1, 2020. Consequently, dividend is taxable in the hands of recipient and there shall be withholding of taxes on such dividends.
•	As per the provisions of the IT Act, income arising directly or indirectly through transfer of a capital asset, being any share or interest in a company or entity registered or incorporated outside India, will be liable to tax in India, if such share or interest derives, directly or indirectly, its value substantially from assets located in India, whether or not the seller of such share or interest has a residence, place of business, business connection, or any other presence in India. Value shall be substantially derived from assets located in India, if, on the specified date, the value of such assets located in India (i) represents at least 50% of the value of all assets owned by the company or entity, and (ii) exceeds the amount of 100 million rupees. However, the impact of the above indirect transfer provisions would need to be separately evaluated under the tax treaty scenario.
•	The Organization of Economic Co-operation and Development released the final package of all Action Plans of the Base Erosion and Profit Shifting (“BEPS”) project in October 2015. India is a member of G20 and active participant in the BEPS project. The BEPS project lead to a series of measures being developed across several actions such as the digital economy, treaty abuse, design of Controlled Foreign Company Rules, intangibles, country-by-country reporting, preventing artificial avoidance of PE status, improving dispute resolution etc. Several of these measures required implementation through changes in domestic law. As regards those measures which required implementation through changes to bilateral treaties, it was felt that a Multilateral Instrument (“MLI”) to modify the existing bilateral treaty network would be preferable as it would ensure speed and consistency in implementation. Accordingly, MLI was introduced to inter-alia incorporate treaty related measures identified as part of the final BEPS measures in relation to:
•	Preventing the granting of treaty benefits in inappropriate circumstances;
•	Preventing the artificial avoidance of permanent establishment status; and
•	Making dispute resolution mechanisms more effective.
•	India signed the MLI to implement tax treaty related measures to prevent BEPS on June 7, 2017. On June 25, 2019, India has deposited the instrument of ratification for MLI with OECD along with a list of reservations and notifications. As a result, MLI will enter into force for India on October 1, 2019 and its provisions will have effect on India’s tax treaties from financial year 2020-21 onwards where the other country has also deposited its instrument of ratification with OECD. The interplay between GAAR (under the IT Act) and the modification of the existing tax treaties by way of the MLI remains to be seen.
•	An equalization levy (“EL”) in respect of certain e-commerce transactions has been introduced in India with effect from June 1, 2016. EL is to be deducted in respect of payments towards “specified services” (in excess of Indian rupees 100,000). A “specified service” means online advertisement, any provision for digital advertising space or any other facility or service for the purpose of online advertisement and includes any other service as may be notified by the Indian government. Deduction of EL at the rate of six percent (on a gross basis) is the responsibility of Indian residents or non-residents having a permanent establishment, in India on payments to non-residents (not having a PE in India). Consequently, if a non-resident (not having a PE in India) earns income towards a “specified service” which is chargeable to EL, then the same would be exempt in the hands of such non-resident.

•	Further, the Finance Act, 2020, has expanded the scope of EL by covering e-commerce transactions. E-commerce supply or services include online sale of goods, online provision of services or both owned or provided by an e-commerce operator. However, EL shall not be charged in case sales, turnover or gross receipts of the E-commerce operator is less than INR 20 million.
•	Discharge of EL at the rate of two percent (on a gross basis) is the responsibility of e-commerce operator receiving consideration on the supply or services made to Indian residents, non-residents in “specified circumstances” or any other person using IP address located in India. However, any service or supply made by the e-commerce operator which is in connection to their PE in India will not be liable for EL. If a non-resident (not having a PE in India) earns income which is chargeable to EL, then the same would be exempt in the hands of such non-resident.
•	Currently, consideration for the sale, distribution or exhibition of cinematographic films is specifically excluded from the definition of Royalty. However, as per Finance Act 2020, the definition of Royalty will be rationalized to include consideration for the sale, distribution or exhibition of cinematographic films (w.e.f. April 1, 2021).
•	The concept of Place of Effective Management (“POEM”) was introduced for the purpose of determining tax residence of foreign companies in India, effective April 1, 2016. The POEM is defined as the place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole are in substance made. This could have significant impact on the foreign companies holding board meeting(s) in India, having key managerial personnel located in India, having regional headquarters located in India, etc. In the event the POEM of a foreign company is considered to be situated in India, such company becomes tax resident in India and consequently its global income would be taxable in India (even if it is not earned in India).
•	Based on the report of OECD on BEPS Action Plan 1, an amendment was made vide Finance Act 2018 whereby concept of significant economic presence (“SEP”) was introduced under the Indian domestic tax law to cover within the tax ambit transactions in digitized businesses. SEP shall be constituted in cases where:
•	Transaction in respect of any goods, services or property are carried out by a non-resident in India (including provision of download of data or software in India);
•	Non-residents engage in systematic and continuous soliciting of business activities or engaging in interaction with users, in India through digital means;
•	if certain prescribed thresholds are breached.
•	Further, if SEP is constituted, attribution shall be restricted to such aforesaid transactions and/or business activities/users in India.
•	The threshold of payments received and number of users (mentioned in the aforesaid conditions) shall be prescribed by the Central Board of Direct Taxes in due course after which one will be able to gauge the impact of this expansion in the provision.
•	In addition, unless corresponding modifications to PE rules are made in tax treaties, the existing treaty rules will apply. Accordingly, the above provisions would need to be separately evaluated under the tax treaty scenario.
•	Further, as per Finance Act, 2020, it is pertinent to note that SEP provisions have been deferred by a year and shall be effective from April 1, 2021.
•	The definition of “business connection” was expanded vide Finance Act 2018. Earlier if non-residents carried on business in India through an agent and such an agent had an authority to conclude contracts on behalf of the non-residents, business connection was constituted. After the amendment, business connection will be constituted even if the agent plays a principal role in conclusion of the contracts by the non-residents. The contracts referred herein should be:
•	in the name of the non-resident; or

•	for the transfer of the ownership of, or for the granting of the right to use, property owned by that non-resident or that non-resident has the right to use; or
•	for the provision of services by the non-resident.
•	Our business and financial performance could be adversely affected by unfavorable changes in or applications or interpretations of existing, or the promulgation of new, laws, rules and regulations applicable to us and our business. Such unfavorable changes could decrease demand for our products, increase costs and/or subject us to additional liabilities.
•	Tax increases could place pricing pressures on cable television service providers and broadcasters, which may, among other things, restrict the ability and willingness of cable television broadcasters in India to pay for content acquisition, including for our films. Any of the foregoing could have a material adverse effect on our business, prospects, financial condition and results of operations.

Natural disasters, epidemics, terrorist attacks and other acts of violence or war could adversely affect the financial markets, result in a loss of business confidence and adversely affect our business, prospects, financial condition and results of operations.

Numerous countries where we operate, including India and the U.S., have experienced community disturbances, strikes, terrorist attacks, riots, epidemics and natural disasters. These acts and occurrences may result in a loss of business confidence and could cause a temporary suspension of our operations, if, for example, local authorities close theaters and could have an adverse effect on the financial markets and economies of India, the U.S. and other countries where we operate. Such closures have previously, and could in the future, impact our ability to exhibit our films and have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, travel restrictions as a result of such events may interrupt our marketing and distribution efforts and have an adverse impact on our ability to operate effectively.

Our insurance coverage may be inadequate to satisfy future claims against us.

While we believe that we have adequately insured our operations and property in a way that we believe is customary in the film entertainment industry in the countries in which we operate and in amounts that we believe to be commercially appropriate, we may become subject to liabilities against which we are not adequately insured or against which we cannot be insured, including losses suffered that are not easily quantifiable and cause severe damage to our reputation. Film bonding, which is a customary practice for U.S. film companies, is rarely used in India. Even if a claim is made under an existing insurance policy, due to exclusions and limitations on coverage, we may not be able to successfully assert our claim for any liability or loss under such insurance policy. In addition, in the future, we may not be able to maintain insurance of the types or in the amounts that we deem necessary or adequate or at premiums that we consider appropriate. The occurrence of an event for which we are not adequately or sufficiently insured including any class action litigation, the successful assertion of one or more large claims against us that exceed available insurance coverage, the successful assertion of claims against our co-producers, or changes in our insurance policies could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

Dividend distributions by our subsidiaries are subject to certain limitations under local laws, including Indian and United Arab Emirates law (including laws of Dubai) and other contractual restrictions.

As a holding company, we rely on funds from our subsidiaries to satisfy our obligations. Dividend payments by our subsidiaries, including Eros India, are subject to certain limitations under local laws and restrictive covenants of their borrowing arrangements. For example, under Indian law, dividends are only permitted to be paid out of the profits of the company for that year or out of the profits for any previous financial year after providing for depreciation. UAE law imposes similar limitations on dividend payments. As per the Finance Act 2020, the DDT of 20.56 percent levied on the Indian companies declaring dividend has been abolished with effect from April 1, 2020. Consequently, dividend is taxable in the hands of recipient and there shall be withholding of taxes on such dividends.

The Relationship Agreement with certain of our subsidiaries may not reflect market standard terms that would have resulted from arm’s-length negotiations among unaffiliated third parties and may include terms that may not be obtained from future negotiations with unaffiliated third parties.

The 2009 Relationship Agreement was last renewed with the execution of the 2016 Relationship Agreement between Eros India, Eros Worldwide and us (the “Relationship Agreement”). The Relationship Agreement, exclusively assigns to Eros Worldwide certain intellectual property rights and all distribution rights (including global digital distribution rights) for films (other than Tamil films), held by Eros India and any of its subsidiaries (the “Eros India Group”), in all territories other than India, Nepal, and Bhutan. In return, Eros Worldwide provides a lump sum minimum guaranteed fee to the Eros India Group in a fixed payment equal to 40% of the production cost of such film (including all costs incurred in connection with the acquisition, pre-production, production or post-production of such film), plus an amount equal to 20% thereon as markup. We refer to these payments collectively as the minimum guaranteed fee. Eros Worldwide is also required to reimburse the Eros India Group pre-approved distribution expenses in connection with such film, plus an amount equal to 20% thereon as markup. In addition, 15% of the gross proceeds received by Eros International Group from monetization of such films, after certain amounts are retained by the Eros International Group, are payable over to Eros India Group.

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

As of March 31, 2020, Eros had $179.4 million of borrowings outstanding of which $117.1 million is repayable on or before March 31, 2021 and, as of March 31, 2020, STX had $273.0 million of borrowing outstanding of which $3.0 million is repayable on or before March 31, 2021. We may also incur substantial additional indebtedness. Our indebtedness could have important consequences, including the following:

•	we could have difficulty satisfying our interest commitments, debt obligations, and if we fail to comply with these requirements, an event of default could result;
•	we may be required to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the cash flow available to fund working capital, capital expenditures and other general corporate activities or to pay dividends;
•	in order to manage our debt and cash flows, we may increase our short-term indebtedness and decrease our long-term indebtedness which may not achieve the desired results;

•	we may be required to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the cash flow available to fund working capital, capital expenditures and other general corporate activities or to pay dividends;
•	in order to manage our debt and cash flows, we may increase our short-term indebtedness and decrease our long-term indebtedness which may not achieve the desired results;
•	covenants relating to our indebtedness may restrict our ability to make distributions to our shareholders;
•	covenants relating to our indebtedness may limit our ability to obtain additional financing for working capital, capital expenditures and other general corporate activities, which may limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
•	each of Eros India and Eros International Limited may be required to repay the secured loans prior to their maturity, which as of March 31, 2020, represented $71.9 million of the outstanding indebtedness of Eros India and $22.1 million of the outstanding indebtedness of Eros International Limited. Further, in the event we decide to prepay certain lenders of Eros India, we will be required to obtain their prior approval and/or prior notice of up to 30 days and this may also involve levy of prepayment charges of up to 2%;
•	certain Eros India loans are subject to annual renewal, and until these renewals are obtained, the lenders under these loans may at any time require repayment of amounts outstanding. As of March 31, 2020, short-term loans amounting to $5.75 million were pending annual renewal and the Group expects the renewal to complete in due course;
•	we may be more vulnerable to general adverse economic and industry conditions;
•	we may be placed at a competitive disadvantage compared to our competitors with less debt; and
•	we may have difficulty repaying or refinancing our obligations under our debt facilities on their respective maturity dates.

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

We cannot assure that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds that may be realized from those sales, or that additional financing could be obtained on acceptable terms, if at all. For additional information, please see Note 3 to the audited Consolidated Financial Statements included in this transition report.

A downgrade in our credit ratings could increase our future borrowing costs and adversely affect the availability of new financing.

There can be no assurance that any of our credit ratings will remain unchanged for any given period of time or that a rating will not be lowered if, in that rating agency’s judgment, future circumstances relating to the basis of the rating so warrant. If, among other things, we are unable to maintain our outstanding debt and financial ratios at levels acceptable to the credit rating agencies, if we default on any indebtedness or if our business prospects or financial results deteriorate, our ratings could be downgraded by the rating agencies. Our credit ratings have been subject to change over time, and the Eros India credit rating was subject to a downgrade in June 2019. We cannot make assurances regarding how long these ratings will remain unchanged or regarding the outcome of the rating agencies future reviews of new or existing indebtedness. Such downgrade by the rating agencies could adversely affect the value of our outstanding securities, our existing debt and our ability to obtain new financing on favorable terms, if at all, and increase our borrowing costs, any of which could have a material adverse effect on business, financial condition and our results of operations.

Covenants in the instruments governing our and our subsidiaries’ existing indebtedness may limit our operational flexibility, including our ability to incur additional debt.

The terms of the instruments governing our existing indebtedness require us to comply with certain customary financial and other covenants. These covenants and requirements could limit our ability to take various actions, including incurring additional debt, guaranteeing indebtedness and engaging in various types of transactions, including mergers, acquisitions and sales of assets. These covenants could place us at a disadvantage compared to some of our competitors, who may have fewer restrictive covenants and may not be required to operate under these restrictions. Further, these covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, mergers and acquisitions or other opportunities.

We are highly leveraged. Our substantial indebtedness could limit cash flow available for our operations and could adversely affect our ability to service debt or obtain additional financing, if necessary.

As of March 31, 2020, Eros had outstanding $7.5 million under its senior credit facility, which was repaid and terminated in July 2020 in connection with the Merger, and $62.3 million aggregate principal amount of the GBP denominated London Stock Exchange listed bond (“U.K. Retail Bond”), which remains outstanding following the Merger. As of March 31, 2020, STX had $169.6 million available under its $400 million revolving Senior Credit Facility (which was amended on April 17, 2020, resulting in the decrease of the Senior Credit Facility from $400 million to $350 million) and $35.2 million outstanding under the Mezzanine Facility. Each of the Senior Credit Facility and Mezzanine Facility remain in place following the Merger. Our ability to satisfy our debt obligations will depend upon, among other things:

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

As at March 31, 2020, STX’s trade accounts receivables were $102.4 million. If the cash flow, working capital, financial condition or results of operations of our customers deteriorate, they may be unable, or they may otherwise be unwilling, to pay trade account receivables owed to us promptly or at all. In addition, from time to time, we have significant concentrations of credit risk in relation to our trade account receivables as a result of individual theatrical releases, television syndication deals or music licenses. Although we use contractual terms to stagger receipts, de-recognition of financial assets and/or the release or airing of content, as of March 31, 2020, 7.37% of STX trade account receivables were represented by its top five debtors. Any substantial defaults or delays by our customers could materially and adversely affect our cash flows, and we could be required to terminate our relationships with customers, which could adversely affect our business, prospects, financial condition and results of operations.

We face risks relating to the international distribution of our films and related products.

We derive a significant percentage of our revenues fiscal year 2020 from the monetization of our films in territories outside of India and the U.S. We do not track revenues by geographical region other than based on our Company or customer domicile and not necessarily the country where the rights have been monetized or licensed. As a result, revenue by customer location may not be reflective of the potential of any given market. As a result of changes in the location of our customers, our revenues by customer location may vary year to year.

Our business is subject to risks inherent in international trade, many of which are beyond our control. These risks include:

•	the impact of the elimination of the London Interbank Offered Rate (“LIBOR”) on our operating results;
•	fluctuating foreign exchange rates;
•	laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and withholding taxes and changes in these laws;
•	differing cultural tastes and attitudes, including varied censorship laws;
•	differing degrees of protection for intellectual property;
•	financial instability and increased market concentration of buyers in other markets;
•	higher past due debtor days and difficulty of collecting trade receivables across multiple jurisdictions;
•	the instability of other economies and governments; and
•	war and acts of terrorism.

Events or developments related to these and other risks associated with international trade could adversely affect our revenues from foreign sources, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

Prior to November 12, 2013, our ordinary shares had been admitted on the Alternative Investment Market of the London Stock Exchange (“AIM”) since 2006 and our ‘A’ ordinary shares have been traded on the New York Stock Exchange (“NYSE”) since our initial public offering in 2013. The trading price of our ordinary shares on the NYSE has been highly volatile. Since the listing of our A ordinary shares on the NYSE, the highest closing price of the A ordinary shares, in the period beginning November 12, 2013 and ended October 23, 2020, was $37.60 per share and the lowest closing price was $1.24 per share. The market price of the A ordinary shares on the NYSE may fluctuate as a result of several factors, including the following:

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

Sales of a large number of our ordinary shares by the Founders Group could adversely affect the market price of our A ordinary shares. Similarly, the perception that any such primary or secondary sale may occur; could adversely affect the market price of our A ordinary shares. Any future issuance of our A ordinary shares by us may dilute the holdings of our existing shareholders, causing the market price of our A ordinary shares to decline. In addition, any perception by potential investors that such issuances or sales might occur could also affect the trading price of our A ordinary shares.

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

As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Securities Act of 1933, as amended, or the Exchange Act. Although we intend to report quarterly performance updates and report certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence and our quarterly or current reports may contain less information than required under U.S. filings. In addition, we are exempt from the Section 14 proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules regarding sales of ordinary shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. As a result, you may not have all the data that you are accustomed to having when making investment decisions. For example, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our A ordinary shares.

The periodic disclosure required of foreign private issuers is more limited than that required of domestic U.S. issuers and there may therefore be less publicly available information about us than is regularly published by or about U.S. public companies. See “Part I—Item 10. Additional Information—H. Documents on Display.”

As a foreign private issuer, we are exempt from complying with certain corporate governance requirements of the NYSE applicable to a U.S. issuer, including the requirement that a majority of our Board of Directors consist of independent directors. Although we are in compliance with the current NYSE corporate governance requirements imposed on U.S. issuers, our charter does not require that we meet these requirements.

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

Our constitution is set out in our memorandum and articles of association, and we are subject to the Isle of Man Companies Act 2006, as amended, (the “2006 Act”) — see “Part I—Item 4. Information on the Company—B. Business Overview—Government Regulations—Material Isle of Man Regulations,” below and Isle of Man common law. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Isle of Man law are to an extent governed by the common law of the Isle of Man. The common law of the Isle of Man is derived in part from comparatively limited judicial precedent in the Isle of Man as well as from English common law, which has persuasive, but not binding, authority on a court in the Isle of Man. The rights of our shareholders and the fiduciary responsibilities of our directors under Isle of Man law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Isle of Man has a less developed body of securities laws than the U.S. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Isle of Man. Furthermore, shareholders of Isle of Man companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S. As a result, shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the Board or controlling shareholders than they would as shareholders of a U.S. company.

Judgments obtained against us by our shareholders may not be enforceable.

We are an Isle of Man company and substantially all of our assets are located outside of the U.S. A substantial part of our current operations are conducted in India. In addition, substantially all of our directors and executive officers are nationals and residents of countries other than the U.S. and we believe that a substantial portion of the assets of these persons may be located outside the U.S. As a result, it may be difficult for you to effect service of process within the U.S. upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. Moreover, the courts of India would not automatically enforce judgments of U.S. courts obtained in such actions against us or our directors and officers, or entertain actions brought in India against us or such persons predicated solely upon U.S. federal securities laws. Further, the U.S. has not been declared by the Government of India to be a reciprocating territory for the purposes of enforcement of foreign judgments, and there are grounds upon which Indian courts may decline to enforce the judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including remedies available under the U.S. federal securities laws, may not be allowed in Indian courts if contrary to public policy in India. Since judgments of U.S. courts are not automatically enforceable in India, it may be difficult for you to recover against us or our directors and officers based upon such judgments. There is uncertainty as to whether the courts of the Isle of Man would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state. In addition, there is uncertainty as to whether such Isle of Man courts would be competent to hear original actions brought in the Isle of Man against us or such persons predicated upon the securities laws of the U.S. or any state.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our share price and trading volume could decline.

The trading market for our A ordinary shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of our company, or if these securities or industry analysts are not widely respected within the general investment community, the trading price for our A ordinary shares would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrade our A ordinary shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. We have experienced such downgrade from two of our analysts in fiscal year 2016 during the period of anonymous short seller attacks on our stock. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, or fail to maintain a favorable outlook on the company, it may cause investor sentiment to be weak, demand for our A ordinary shares could decrease, which might cause our share price and trading volume to decline.

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

We may be classified as a passive foreign investment company, or “PFIC,” under U.S. tax law, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Based upon the past and projected composition of our income and valuation of our assets, we do not believe we will be a PFIC for our taxable year ending December 31, 2020, and we do not expect to become one in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC for any taxable year is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. federal income tax purposes if either:

•	75% or more of our gross income in a taxable year is passive income, or
•	50% or more of the average quarterly value of our gross assets in a taxable year is attributable to assets that produce passive income or are held for the production of passive income.

The calculation of the value of our assets will be based, in part, on the then market value of our A ordinary shares, which is subject to change. We cannot assure you that we were not a PFIC for previous taxable years or that we will not be a PFIC for this or any future taxable year. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year and involves extensive factual investigation. This investigation includes ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, which cannot be completed until the close of a taxable year, and, therefore, our U.S. counsel expresses no opinion with respect to our PFIC status.

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Part I — Item 10. Additional Information—E. Taxation”) may be subject to burdensome reporting requirements and may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the shares and on the receipt of distributions on the shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our shares, we would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our shares. Each U.S. Holder is urged to consult its tax advisors concerning the U.S. federal income tax consequences of acquiring, holding and disposing of shares if we are or become classified as a PFIC. See “Part I—Item 10. Additional Information—E. Taxation.” for a more detailed description of the PFIC rules.

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

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), the U.K. Bribery Act of 2010, as amended (the “U.K. Bribery Act”) and other anti-bribery, anti-corruption and anti-money laundering laws in various jurisdictions around the world. The FCPA, the U.K. Bribery Act and similar applicable laws generally prohibit companies, as well as their officers, directors, employees and third-party intermediaries, business partners and agents, from making improper payments or providing other improper things of value to government officials or other persons. We and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state owned or affiliated entities and other third parties where we may be held liable for corrupt or other illegal activities, even if we do not explicitly authorize them. While we have policies and procedures and internal controls to address compliance with such laws, we cannot assure you that all of our employees and third-party intermediaries, business partners and agents will not take actions in violation of such policies and laws, for which we may be ultimately held responsible. To the extent that we learn that any of our employees or third-party intermediaries, business partners or agents do not adhere to our policies, procedures or internal controls, we are committed to taking appropriate remedial action. In the event that we believe or have reason to believe that our directors, officers, employees or third-party intermediaries, agents or business partners have or may have violated such laws, we may be required to investigate or to have outside counsel investigate the relevant facts and circumstances. Detecting, investigating and resolving actual or alleged violations can be extensive and require a significant diversion of time, resources and attention from senior management. Any violation of the FCPA, the U.K. Bribery Act or other applicable anti-bribery, anti-corruption and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, and criminal or civil sanctions, penalties and fines, any of which could adversely affect our business and financial condition.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of our Company

Eros STX Global Corporation is a company limited by shares incorporated in the Isle of Man, company number 007466V. We maintain our registered office at First Names House, Victoria Road, Douglas, Isle of Man IM2 4DF, British Isles, and our principal executive office in the U.S. is at 3900 West Alameda Avenue, 32nd Floor, Burbank, California 91505, and our telephone number is +1(818) 524-7000. We maintain a website at www.ErosSTX.com. Information contained in our website is not a part of, and is not incorporated by reference into, this transition report.

B.	Business Overview

Overview

We are a global entertainment company headquartered in Burbank, California (the former headquarters of STX), with Eros India operations headquartered in Mumbai, India (the former headquarters of Eros). We produce, market and distribute content to audiences around the world across traditional and digital media platforms. Prior to the Merger, Eros was founded in 1977 and was one of the oldest companies in the Indian film industry to focus on international markets and STX was founded in 2011 and was a leading independent Hollywood studio focused on producing, marketing, owning and distributing film and television content for global audiences across traditional and digital media platforms. On July 30, 2020, we completed the Merger with STX, a transaction that has further scaled our global operations and diversified our global sources of revenue and consumers. Following the Merger, we changed our name to Eros STX Global Corporation. Our A Ordinary Shares are listed on the NYSE; symbol “ESGC”.

We believe we are pioneers in our business. Our success is built on the relationships we have cultivated with leading talent, producers, exhibitors and other key participants in the entertainment industry in the U.S. and India and with our partners around the world. We have aggregated multi-format rights to over 3,000 films in the Eros library, including recent and classic titles that span different genres, budgets and languages, and STX has amassed a high-quality library of 48 films that generates substantial revenue.

We believe the Merger will drive long-term growth in diversified markets and provide a consistent revenue profile for our Company. Our digital platform, Eros Now, is the largest Indian-content OTT entertainment service network and an important part of our global strategy of delivering quality content direct to consumers around the world.

Recent Developments

As previously disclosed, on July 30, 2020, our subsidiary England Holdings 2, Inc. merged with and into STX, with STX remaining as the surviving corporation and a wholly owned subsidiary of Eros. The Merger was accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with STX selected as the accounting acquirer under this guidance. Consequently, our historical financial statements (in all subsequent financial statements that reflect the Merger) are those of STX.

STX Business

STX was built to: (1) compete with major studios at lower overhead cost, (2) bridge the U.S. and Asian entertainment markets, (3) capitalize on modern movie viewing habits and (4) scale the film and television production process efficiently. The Merger has transformed the STX business, providing the scale and global reach needed to compete more effectively with other global entertainment companies.

STX produces and distributes films, TV shows and digital content across a variety of platforms for direct distribution in English-language markets and distribution by third parties in foreign territories around the world. STX monetizes content across various distribution media channels over the economic lifecycle typical for such productions. Typically, STX sells or licenses the rights to distribute its films, TV shows or digital content to its business partners who disseminate it through their distribution channels and remit a fee and/or a portion of the receipts to STX. STX strives to develop its IP in more than one format to increase the economic life and value of its productions. STX seeks to take advantage of every available revenue opportunity for its films, TV shows and digital content through a variety of economic arrangements that are summarized below.

STX Films

STX’s global distribution and integrated development pipeline allow us to utilize a wide range of financing techniques which minimize capital at risk. When practicable, STX plans film production to qualify for tax incentives that offset production costs. STX also structures arrangements with co-financing partners to invest a percentage of the budget for a film or films in return for a percentage of net receipts and a percentage of production fees with third-party financiers to share the costs of production not covered by international distribution license fees and tax incentives. In some cases these third-party financers have rights across the majority of our films for a fixed period of time and in other cases they have rights to interests in a single film property. In addition, the Senior Credit Facility (as defined below), allows STX to borrow against tax incentives, minimum guarantees from international film distributors, other contracted amounts and future anticipated cash flows in the form of forecasted profit and loss statements of a film’s performance over its initial life cycle.

STX’s film marketing strategy is intended to maximize the effectiveness of dollars spent by targeting the most likely audiences of mid-budget STX films. This strategy allows STX to employ less print and advertising costs than other studios have traditionally spent on comparable films, while generating comparable box office receipts to those of peer films. STX engages talent at the outset of each project to be fully aligned on the marketing approach to minimize excessive and wasteful spending. STX’s strategy enables it to share risks with other parties and to opportunistically acquire rights in projects at varying stages in the production process. Since its inception, STX has acquired, produced, theatrically released or distributed the 48 films listed below. STX’s theatrical releases include films it produces and distributes and distribution-only films.

Title		U.S. Release	Major Talent	STX Distribution Rights
1.	The Gift (1)	August 2015	Jason Bateman Joel Edgerton	Worldwide
2.	Secret in their Eyes	November 2015	Julia Roberts Nicole Kidman Chiwetel Ejiofor	U.S.
3.	The Boy (1)	January 2016	Lauren Cohen William Brent Bell	U.S.
4.	Hardcore Henry (1)	April 2016	Timur Bekmambetov	Worldwide
5.	Free State of Jones (1)	June 2016	Matthew McConaughey Mahershala Ali	Worldwide
6.	Bad Moms (1)	July 2016	Mila Kunis Kristen Bell Kathryn Hahn	Worldwide
7.	Desierto	October 2016	Gael Garcia Bernal	U.S. and Canada
8.	The Edge of Seventeen (1)	November 2016	Hailee Steinfeld Woody Harrelson	Worldwide
9.	The Bye Bye Man (1)	January 2017	Carrie Ann Moss	Worldwide
10.	The Space Between Us (1)	February 2017	Gary Oldman Asa Butterfield Britt Robertson	Worldwide
11.	Their Finest	April 2017	Gemma Arterton Sam Claflin	U.S.
12.	The Circle	April 2017	Tom Hanks Emma Watson	U.S.
13.	Valerian and the City of a Thousand Planets	July 2017	Luc Besson Cara Delevigne Dane DeHaan	U.S.

Title		U.S. Release	Major Talent	STX Distribution Rights
14.	Wind River	August 2017	Jeremy Renner Elizabeth Olsen Peter Berg	United Kingdom and Ireland
15.	Home Again	September 2017	Reese Witherspoon	United Kingdom and Ireland
16.	Breathe	October 2017	Andrew Garfield Claire Foy	United Kingdom and Ireland
17.	The Foreigner (1)	October 2017	Jackie Chan Pierce Brosnan	U.S. and certain international
18.	A Bad Moms Christmas (1)	November 2017	Mila Kunis Kristen Bell Kathryn Hahn	Worldwide
19.	Molly’s Game	December 2017	Jessica Chastain Idris Elba Aaron Sorkin	U.S. and China
20.	All the Money in the World	December 2017	Mark Wahlberg Michelle Williams Christopher Plummer Ridley Scott	Worldwide except U.S., Canada, United Kingdom and Ireland
21.	Den of Thieves	January 2018	Curtis “50 Cent” Jackson Gerard Butler	Worldwide
22.	Gringo	March 2018	Charlize Theron Joel Edgerton	Worldwide
23.	I Feel Pretty	April 2018	Amy Schumer Michelle Williams	U.S., United Kingdom and Ireland
24.	Adrift (1)	June 2018	Shailene Woodley Sam Claflin	Worldwide
25.	American Animals	June 2018	Evan Peters	United Kingdom and Ireland
26.	Mile 22 (1)	August 2018	Mark Wahlberg	Worldwide
27.	The Happytime Murders (1)	August 2018	Melissa McCarthy	Worldwide
28.	Peppermint (1)	September 2018	Jennifer Garner	Worldwide
29.	Second Act (1)	December 2018	Jennifer Lopez	Worldwide
30.	The Upside	January 2019	Kevin Hart Bryan Cranston Nicole Kidman	Worldwide
31.	Peppa The Pig: Peppa Celebrates Chinese New Year	February 2019	Morwenna Banks	U.S.
32.	The Best of Enemies	April 2019	Taraji P. Henson Sam Rockwell	Worldwide
33.	UglyDolls (1)	May 2019	Pitbull Blake Shelton Nick Jonas Janelle Monáe Kelly Clarkson	Worldwide except China

Title		U.S. Release	Major Talent	STX Distribution Rights
34.	Poms	May 2019	Diane Keaton Pam Grier	Worldwide
35.	Hustlers (1)	September 2019	Constance Wu Jennifer Lopez	Worldwide
36.	Countdown (1)	October 2019	Elizabeth Lail	Worldwide
37.	21 Bridges (1)	November 2019	Chadwick Boseman	Worldwide
38.	Playmobil: The Movie	December 2019	Anya Taylor-Joy Jim Gaffigan Gabriel Bateman	U.S.
39.	The Gentlemen	January 2020	Matthew McConaughey Charlie Hunnam Henry Golding Colin Farrell Guy Richie	Worldwide
40.	Brahms: The Boy II (1)	February 2020	Katie Holmes	Worldwide
41.	My Spy (1)	June 2020	Dave Bautista	Worldwide
42.	The Secret Garden	August 2020	Colin Firth Julie Walters	U.S.
43.	Horizon Line (1)	TBD 2020	Alexander Dreymon Allison Williams	Worldwide
44.	Greenland	TBD 2020	Gerard Butler	Worldwide
45.	Gunpowder Milkshake	TBD	Karen Gillan Lena Headey Angela Bassett	U.S., Canada, Latin America, China
46.	Untitled Kevin Macdonald Project	TBD	Jodie Foster Tahar Rahim Shailene Woodley Benedict Cumberbatch	U.S., United Kingdom, Ireland
47.	Songbird	TBD	KJ Apa Sofia Carson	North America, UK
48.	Run Rabbit Run	TBD	Elisabeth Moss	Worldwide

(1) STX films owned or licensed in perpetuity.

STX TV and Other

STX develops, produces and licenses scripted and unscripted TV programming and digital content. STX’s economic model for its TV and digital business is to generate TV and digital revenue from production services fees and the licensing of programming to free TV, subscription-based TV (which is described as “pay TV”), streaming and digital platforms. Whenever possible, STX leverages existing IP to generate new series and experiences for its TV and digital content. STX applies a disciplined model to its scripted TV business: (1) STX targets a per-episode production budget between $2.5 million and $4.5 million; (2) STX looks to attach a star in a signature role and partner with leading writers and producers before moving forward with production; (3) STX focuses on dramas and comedies with global appeal; and (4) STX seeks to leverage successful relationships to create other similarly branded content. For scripted TV, the first linear TV network or streaming platform on which the show airs, known as the “first-run network,” serves as the principal source of financing for the show and typically covers a portion of the show’s production budget on a per-episode basis. STX aims to cover the remaining portion of the budget via tax incentives and international license revenues. Borrowing capacity under the Senior Credit Facility is also available for STX’s TV production working capital needs. For unscripted TV, the cost of production and its producer fee is typically fully paid by the first-run network. Unscripted programming is typically created with the goal of retaining rights to the show’s format, which can be re-licensed for duplication by local producers in international territories. Since 2016, STX has produced the following 18 TV and digital shows which are distributed across 12 networks and platforms worldwide:

	Title	Network	Actual or Anticipated Air Date	Type	Status
1..	Number One Surprise	China	2016	Unscripted	Aired
2.	True Life	MTV	2016	Unscripted	Aired
3.	A Little Too Far	Rated Red	2016	Unscripted	Aired
4.	Platinum Life	E!	2018	Unscripted	Aired
5.	Valley of the Boom	Nat Geo	2019	Hybrid	Aired
6.	Golden Globes Red Carpet Specials 2018 and 2019	Tencent	2018 and 2019	Unscripted	Aired
7.	Billboard Music Awards Red Carpet Specials 2018 and 2019	Tencent	2018 and 2019	Unscripted	Aired
8.	Texas Size Medium	Travel Channel	TBD	Unscripted	Delivered
9.	Flip it Like Disick	E!	2019	Unscripted	Aired
10.	Games People Play	BET	2020	Scripted	Aired
11.	Michael Jackson 5 part series	A&E	2019	Unscripted	Ordered
12.	Kid 90	Hulu	2020	Unscripted	Ordered
13.	Punkd Season 1	Quibi	2020	Unscripted	Aired
14.	Skrrt Season 1	Quibi	2020	Unscripted	Aired
15.	Maloof	Netflix	2021	Unscripted	Ordered
16.	Punkd Season 2	Quibi	2021	Unscripted	Delivered
17.	Rise of Empires: Ottoman (Season 1)	Netflix	2020	Hybrid	Aired
18.	Rise of Empires: Ottoman (Season 2)	Netflix	2022	Hybrid	Ordered

STX intends to expand its TV business internationally through sales and licensing of original STX TV series. STX is also focused on continuing to expand its TV business through potential joint ventures and investments.

Award winning content

Since its inception STX has produced critically acclaimed, award-winning films. Of its 37 titles released in the U.S. thus far, 27 have been recipients of awards nominations or wins, including an Academy Award nomination, a BAFTA nomination, and numerous Golden Globe nominations. To date, STX releases have received an impressive 57 awards wins and 248 nominations.

STX’s blockbuster hit Hustlers (2019) won 20 awards and received 72 nominations, including Golden Globe and Screen Actors Guild Awards nominations for Jennifer Lopez’s supporting performance, as well as a Gotham Awards nomination for Best Feature. The film was hailed as one of the Top Films of the Year by the New York Film Critics, Online.

The Edge of Seventeen (2016) won 8 awards and received 28 nominations, including a Golden Globe nomination for Hailee Steinfeld’s leading performance and a nomination for Outstanding Directorial Achievement in First-Time Feature Film from the Director’s Guild of America for Writer-Director Kelly Fremon Craig, who also won Best First Film at the New York Film Critics Circle Awards.

Molly’s Game (2017) won 7 awards and received 49 nominations, including Academy Award, Golden Globe, BAFTA, Directors Guild Awards, and Writers Guild Awards nominations for Aaron Sorkin’s work. For her lead performance, Jessica Chastain was nominated for a Golden Globe, as well as numerous regional film critics society awards.

Crowd-pleaser The Upside (2019) was nominated for two People’s Choice Awards, for Favorite Comedy Movie Star (Kevin Hart) and Favorite Comedy Movie.

Notably, two STX features received recognition at the 2015 Toronto International Film Festival: Desierto, which won the Special Presentations FIPRESCI Prize (and became Mexico’s official entry for Best Foreign Language Film at the Academy Awards) and Hardcore Henry, which received the People’s Choice Award.

ErosSTX International has garnered similar awards recognition for its international releases. Its critically acclaimed Wind River(2017) won the Un Certain Regard – Best Director prize at Cannes and received nominations for the Golden Camera and Un Certain Regard Awards at the festival. The film was praised as one of the Top Ten Independent Films of 2017 by the National Board of Review (US) and won three prizes at the Dublin Film Critics Circle Awards.

Ridley Scott’s All the Money in the World (2017) received an Academy Award nomination for Christopher Plummer’s supporting performance, which also garnered Golden Globe and BAFTA nominations. The film also received two additional Golden Globe nominations for Michelle Williams supporting performance and Ridley Scott’s direction.

American Animals (2018) received 11 British Independent Film Awards nominations and received two wins for Best Editing and Best Debut Screenwriter. The film was nominated for an Audience Award at SXSW and the Grand Jury Prize for Drama at Sundance.

Eros Business

Eros Films

During the twelve months ended March 31, 2020, Eros released a total of 30 films, including two medium budget films and 28 low budget films. In the fiscal year 2019, Eros released a total of 72 films, including seven medium budget films and 65 low budget films.

Eros Film Library

Eros currently owns or licenses rights to over 3,000 films, including recent and classic titles that span different genres, budgets and languages. Eros Now is Eros’s subscription based OTT platform and has rights to over 12,000 films, out of which around 5,000 films are owned in perpetuity, across Hindi and regional languages from Eros’s internal library as well as third-party aggregated content, which Eros believes makes it one of the largest Indian movie offering platforms around the world. Eros’ film library has been built up over more than 40 years and includes hits from across that time period, including, among others: Pati patni aur who, Andhadhun, Boyz 2, Newton, Munna Michael, Subh Mangal Saavadhan, Ki & Ka, Housefull 3, Dishoom, Baar Baar Dekho, Bajrangi Bhaijaan, Bajirao Mastani, Tanu Weds Manu Returns, NH10, Badlapur, Devdas, Hum Dil De Chuke Sanam, Lage Raho Munna Bhai, Vicky Donor, English Vinglish, and Goliyon Ki Raasleela: Ram-Leela. Eros has acquired most of its film content through fixed term contracts with third parties, which may be subject to expiration or early termination. Eros owns the rights to the rest of its film content as co-producers or sole producer of those films. Through such acquisition and co-production arrangements, Eros seeks to acquire rights to 40 to 50 additional films each year. While Eros typically holds rights to exploit its content through various distribution channels, including theatrical, television and new media formats, it may not acquire rights to all distribution channels for its films. In particular, Eros does not own or license the music rights to a majority of the films in its library. Eros expects to maintain more than half of the rights it presently owns through at least December 31, 2025.

In an effort to reach a wide range of audiences, Eros maintains rights to a diverse portfolio of films spanning various genres, generations and languages. More than 55% of the films in Eros’ Hindi library are films produced in the last 15 years. Eros owns or licenses rights to films produced in several regional languages, including Tamil, Telugu, Kannada, Marathi, Bengali, Malayalam, Kannada and Punjabi.

Eros treats its new releases as part of its film library one year from the date of their initial theatrical release. Eros believe its extensive film library provides it with unique opportunities for content exploitation, such as its dedicated Eros content channel carried by various cable companies outside India. Eros’ extensive film library provides it with a reliable source of recurring cash flow after the theatrical release period for a film has ended. In addition, because Eros’ film library is large and diversified, it believes that it can more effectively leverage its library in many circumstances by licensing not just single films but multiple films.

Award winning content/franchise

Eros’ film releases frequently receive awards and accolades. For instance, Eros’ Hindi release Newton was selected as India’s official entry for the Best Foreign Film language category at the 2018 Academy Awards. It also received accolades at the Berlin Film Festival in 2018. Eros won 218 awards in the fiscal years 2015, 2016, 2017, 2018 and 2019, including Studio of the Year at the ETC Bollywood Business Awards 2015. Some of Eros’ films and original digital series from fiscal year 2018 and fiscal 2019 that won awards include Side Hero, Smoke, Mukkabaaz, Newton, Shubh Mangal Savdhaan and Munna Michael.

•	Side Hero won three awards including Best Web Series and Best Actor.
•	Smoke received Best Launch of the Year at The ET Now - Stars of the Industry Awards.
•	Mukkabaaz won three awards including Best Director and Best Actor.
•	Newton won 13 awards including Best International Film.
•	Shubh Mangal Savdhaan won four awards including Marketing Campaign of the Year.
•	Munna Michael won two awards including Best Social Media Marketing Campaign.
•	Bajrangi Bhaijaan won 37 awards including National Award for Popular Film.
•	Bajirao Mastani won over 79 award titles including National Award for Best Director.
•	Tanu Weds Manu Returns won 19 awards including National Award for Best Female Actor in a leading role.
•	Hero won seven awards and Badlapur won seven awards.
•	The Malayalam film Pathemari had also won a national award for Best Malayalam Film.

A significant amount of commercial interest around Eros’ film business was generated with the release of Saif Ali Khan’s ‘Laal Kaptaan” in October 2019, as well as the selection of Eros’s film ‘Rome Roam Main’ as the official screening at Busan film festival and winner of the Asian Star Award in October 2019. Since the beginning of this fiscal year, Eros Now has garnered 19 prestigious digital industry awards including: Marketing Campaign of the Year for Side Hero, Best Launch of the Year for Smoke, Best Short Film on the Web for A Monsoon Date and Best entertaining Video Content for The Investigation.

In October 2020, Eros Now won two Gold Awards and one Silver Award for original content and marketing at the SCREENXX 2020 Awards hosted by AdGully. The widely appreciated Eros Now original ‘Modi: Journey Of A Common Man’, an inspiring series based on the life of India’s Prime Minister Narendra Damodardas Modi, earned two Gold Awards for 'Most Popular Web Series' & 'Best Story for a Web Series' categories. Metro Park Season 1, a situational comedy revolving around a Gujarati family based in suburban New Jersey, won the Silver Award for 'Best Use of Social Media by a Brand.'

Eros Now – the Largest Indian-Content OTT Network

We believe Eros Now has the largest Indian language movie content library worldwide with over 12,000 digital titles, out of which approximately 5,000 films are owned in perpetuity. Eros Now also has a deep library of short-form content, including music videos, trailers, original shorts exclusive interviews and marketing shorts. During the twelve months ended March 31, 2020, Eros Now digitally released a total of 630 films in 12 different Indian languages. Over the same period over 8,000 music audio and video files were released on Eros Now as well as over 500 units of short form and Eros Now Originals & Quickie content. Since inception, Eros has digitally premiered (first ever digital release) over 250 films on the Eros Now platform, and also introduced the concept of theatrical films launching on OTT prior to its satellite premiere, which is a testament to the strength of the Eros Now platform and breadth and depth of its offering. As of June 30, 2020, Eros Now achieved over 205.8 million registered users across Apps, WAPs and the Eros Now website, and 33.8 million paying subscribers. Eros Now has seen a significant surge across metrics wherein engagement has risen 70% - 100% across daily viewers, time spent and repeat visits in a pre- lockdown to during lock down phase.

Having established many partnerships and strategic collaborations globally with telecommunications operators, original equipment manufacturers (“OEMs”) and streaming services providers, Eros Now is available globally through multiple distribution channels. These partnerships and strategic collaborations include Eros’ recent agreement with Apple to make Eros Now content available on all Apple devices in multiple countries outside of India, making Eros Now the first Indian OTT provider collaborating with Apple on such a scale.

Our Competitive Strengths

We believe the following competitive strengths position us as a leading company in the global entertainment industry.

Leading co-producer and acquirer of new global film content, with an extensive film library.

As one of the leading participants in the global entertainment industry, we believe our size, scale and market position will continue contributing to our growth in India, the U.S. and internationally. We have established our size and scale by aggregating a film library of over 3,000 films.

Eros demonstrated its market position by releasing, internationally, Hindi language films which were among the top grossing films in India in calendar years 2018, 2016, 2015 and 2014. Eros released 36 of the top 110 highest grossing box office films in India from 2007 to 2018. We believe that we have strong relationships with the Indian creative community and a reputation for quality productions.

The combined company will leverage the strong relationships that STX has with leading global film and television talent and the relationships STX has with top independent film producers to continue creating mid-budget Hollywood productions with global appeal and to acquire projects for distribution in markets around the globe.

We believe that our relationships, our track record of success, and our worldwide distribution platform, will enable us to continue to attract talent and film projects of a quality that we believe is one of the best in our industry, and build what we believe will continue to be a strong film slate in the coming years with some of the leading actors and production houses with whom we have previously delivered our biggest hits. We believe that the combined strength of our new releases and our extensive film library positions us well to build new strategic relationships.

Integrated Global Entertainment Company

We have identified several potential synergies and cost efficiencies that we aim to realize over the next calendar year as a result of the Merger. These include maximizing production tax credits and financing through our combined production leverage, working to reduce debt interest obligations across the combined company and utilizing our cumulative net operating losses to capture tax efficiencies. We also intend to leverage our newly combined content library to promote revenue growth through increased distribution and licensing of ErosSTX film and television content to global digital platforms, including Amazon, Apple, Netflix and Walmart, develop adaptations of Indian films for distribution in the U.S. and China and expand our digital businesses through accelerated Eros Now subscriber and ARPU growth.

Since its founding, STX has distributed 42 feature films. STX theatrical releases include films we produce or co-produce in house and rights to films we acquire from third parties. STX films to date have generated approximately $1.5 billion in global box office receipts and have been enjoyed by audiences around the world in over 150 territories. Recent STX films, The Gentlemen and Hustlers have received critical acclaim, including nominations for awards.

We are currently developing and producing multiple TV series related to films that we have produced or are currently producing, including scripted drama TV series related to our feature films. We believe that our integrated approach positions us well to capture opportunities in an evolving media landscape. As consumer behavior changes with new and emerging technologies, we are adapting our content creation methods to best serve them.

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

We distribute our films to the Indian population in India, the South Asian diaspora worldwide and to non-Indian consumers who view Indian films that are subtitled or dubbed in local languages. Internationally, our distribution network extends to over 50 countries, such as the U.S., the United Kingdom and throughout the Middle East, where we distribute films to Indian expatriate populations, and to Germany, Poland, Russia, Romania, Indonesia, Malaysia, Taiwan, Japan, South Korea, China and Arabic and Spanish speaking countries, where we release Indian films that are subtitled or dubbed in local languages.

China is increasingly becoming an important market, and we expect to release selected successful films from our slate for wider release into China. We entered the China market in 2018 by releasing Bajrangi Bhaijaan across more than 8,000 screens, which grossed approximately $45 million at the box office in China since release. We also released Andhadhun in China in April 2019 which collected over $43 million in the Chinese box office in less than four weeks. Our partnership with iQiyi, one of China’s leading online video sites, also gives us direct access to Chinese viewers who have an interest in Indian film content. Furthermore, we are in development of our international co-productions and are planning to release projects in early fiscal 2022.

During the twelve months ended March 31, 2020, Eros Now established a digital distribution partnership in China with Wasu Media, a large state-owned culture media group (the “Wasu Group” or “Wasu”). The Wasu Group is one of the largest comprehensive digital content service providers across interactive TV, 3G / 4G mobile TV and Internet TV in China. Wasu’s services cover approximately 100 cities in 29 provinces in China with cable network as well as covering the three major telecom operators and several million Internet users.

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

Since its inception, STX has partnered with leading Chinese investors and content providers across development, production, financing and distribution. We aim to create content primarily for the U.S. market that has strong appeal to audiences in China and other international markets.

STX co-developed and co-produced the popular Chinese reality TV show, Number One Surprise which attracted over one billion views on China’s Hunan TV between November 2016 and February 2017. STX also co-produced Jackie Chan’s 2017 action film, The Foreigner, with his company Sparkle Roll Media, which generated over US$145 million in worldwide box office receipts and became an example of a successful U.S.-China co-production. Notably, the film was well-received by both U.S. and Chinese audiences, earning an A- on Cinemascore, a key U.S. audience satisfaction measurement site, and an 8.4 out of 10 on Maoyan, a Chinese audience rating system.

Currently, STX has several film and TV projects in progress with Chinese partners, including a crime-thriller TV series, Overhead, co-produced with Bona Films, and a children's animated TV series, Warriors, co-produced with Alibaba. In film, STX is co-producing with Tencent the action-comedy, New York Will Eat You Alive, an adaptation of the popular Chinese digital comic book and animated TV series Zombie Brother.

Diversified revenue streams and pre-sale strategies mitigate risk and promote stable cash flow generation.

Our revenue model is diversified by three major distribution channels:

•	theatrical distribution;
•	television syndication; and
•	digital distribution and ancillary products and services, including Eros Now.

Eros bundles library titles with new releases to maximize cash flows, and we also utilize a pre-sale strategy to mitigate new production project risks by obtaining contractual commitments to recover a portion of our capitalized film costs through international sales and the licensing of television, music and other distribution rights prior to a film’s completion.

Television pre-sales in India are an important factor in enhancing revenue predictability for the Eros business and are part of our diversification strategy to mitigate risks of cash flow generation.

In addition, we further seek to reduce risk to the Eros business by building a diverse film slate, with a mix of films by budget, region and genre that reduces our reliance on “hit films.” This broad-based approach also enables us to bundle old and new Eros titles for our television and digital distribution channels to generate additional revenues long after a film’s theatrical release period is completed. We believe our multi-pronged approach to exploiting content through theatrical, television syndication and digital distribution channels, our pre-sale strategies and our portfolio approach to content sourcing and exploitation mitigates our dependence on any one revenue stream and promotes cash flow generation.

The international licensing of STX films also provides revenue predictability by securing minimum guaranteed license fees prior to the U.S. and United Kingdom direct theatrical releases of films by STX. STX is also a significant international distributor of feature films, acquiring films for release solely in international markets. The exclusive pay TV window licensing arrangement between STX and Showtime has also provided consistent and predictable revenue for the long-term monetization of films released by STX. We expect that revenues from licensing of STX content to television networks and streaming platforms will continue to be an important source of revenue for the STX film library and will constitute an increasingly important opportunity for sale of our films for in-home premieres while U.S. domestic theatrical distribution remains disrupted by the COVID-19 pandemic.

Strong brands with fast-growing international reach

We believe Eros is a leading brand that is a household name in India. Through our partnerships we are also able to reach the large Indian diaspora globally.

Eros Theatrical Distribution Outside India: Outside India, we distribute our films theatrically through our offices in Dubai, Singapore, the U.S., the United Kingdom, Australia and through sub-distributors in other markets. In our international markets, instead of focusing on wide releases, we select a smaller number of theaters that play films targeted at the expatriate South Asian population or the growing international audiences for Indian films. We generally theatrically release subtitled versions of our films internationally on the release date in India, and dubbed versions of films in countries outside India 12-24 weeks after their initial theatrical release in India, sometimes after a long gap.

Eros International Broadcasting Distribution: Outside of India, we license Indian film content to content aggregator to reach cable and pay TV subscriber and for broadcasting on major channels and platforms around the world. We also license dubbed content to Europe, Arabic and Spanish speaking countries and in Southeast Asia and other parts of the world. Often such licenses include not just new releases, but films grouped around the same star, director or genre. International pre-sales of television, music and other distribution rights are an important component of our overall pre-sale strategy.

STX International Distribution: STX maintains long-term output and film-by-film distribution agreements with international film distributors typically covering over 150 territories worldwide, including all of the major markets where STX films are distributed outside of the U.S., the United Kingdom and Ireland. STX also conducts an active business acquiring films for international distribution and selling rights for distribution of such films in territories around the world.

We believe that our international distribution capabilities and large library of content enable us to generate a larger portion of our revenue through international distribution.

Dynamic management of our film library

We have the ability to combine our new release strategy with our library monetization efforts to maximize our revenues. We believe our extensive film library provides us with unique opportunities for content monetization, such as our dedicated Eros content channel carried by various cable companies outside India and our exclusive pay TV arrangements for distribution of our STX film library.

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

Our management team has substantial industry knowledge and expertise, with a majority of our executive officers and executive directors having been involved in the film, media and entertainment industries for 20 or more years. Our management team’s experience has served as a key driver of our strength in content sourcing. In particular, several members of our management team have previously led media companies such as Discovery Communications, NBC Universal and Universal Studios and have established personal relationships with leading talent, production companies, exhibitors and other key participants in Hollywood and the Indian film industry, which have been critical to our success. Through their relationships and expertise, our management team has also built our global distribution network, which has allowed us to effectively exploit our content globally.

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

Our focus is to become a global digital content company. Eros Now has rights to 12,000 films across ten different Indian languages and is rapidly expanding its content base. Eros Now enhances its consumer appeal by focusing on the production of contemporary Originals in under-exploited genres that have broad audience appeal. The launch of our Original digital series, comprising a broad mix of genres from comedy to horror and crime thriller, has enjoyed great success to date, with its original series Side Hero, Smoke, Metro Park, Modi and others winning over twenty awards across different platforms. Since April 2018, Eros Now has premiered several made for digital Original Films like Meri Nimoo, Maunn, That Man in the Picture, Unkahee and our most recent release of Halahal has created a definitive and large scaled audience for Digital Original features. Over the next 12 months, Eros Now is planning to launch an exclusive stable of feature films, made-for-digital originals series and Eros Now Quickie, some including Modi Season 2, Metro Park Season 2, 754 and Flipkart, The Swap, The Illegals, Gun master Geetu, Vicky Detective, Bhumi, 7 Kadam, etc.

Eros Now Quickie is a short-form program format we launched in 2019 with stories that can be told in a total of 80-100 minutes across episodes that are 8-10 minutes in length. The format has shown good traction with Tier 2 audiences, with ‘The Investigation” and “Date Gone Wrong” resonating very well with youth audiences. We plan to further scale this initiative across regional languages and drive wider adoption of premium short-form programming. We believe this format will benefit from the secular growth in the wireless sector, including a growing base of smartphone users and improving bandwidth on 4G and 5G wireless networks.

Eros Now Prime - our soon to be launched premium English-language service - is scheduled to go live in fiscal 2021. We are excited about our plans to further penetrate the English-speaking, higher-ARPU market in India. In March 2020, we also announced an agreement with NBC Universal to license thousands of English-language library titles. We are looking for additional license deals from other studios.

The digital music industry in India has been growing exponentially over the past few years, with millions of digital audio streaming users. Film music is often marketed and monetized separately from the underlying film, both before and after a film is released. To further capture this market opportunity, we plan to expand our deep music library, which is an essential component to Eros Now’s offering, and to that end have recently established a partnership with YouTube Music in India to further capitalize on the digital music opportunity.

To promote Eros Now, our OTT digital entertainment service platform, as the preferred choice for online entertainment by consumers across digital platforms.

The adoption of 4G in India is rapidly increasing and now constitutes over 95% of all data consumption over mobile networks. Initiatives such as broadband rollout and public Wi-Fi as part of the government’s Digital India campaign and the promotion of 4G data packages by leading telecom providers will only help boost the quality of digital infrastructure in India.

Eros Now is increasingly focused on offering quality content including Indian films, music and original shows, opening new markets, delivering consumer friendly product features such as offline viewing and subtitles and adopting a platform agnostic distribution strategy across all operating systems and platforms across mobile, tablets, cable or internet, including through deals with OEMs. As of June 30, 2020, Eros Now caters to 33.8 million paying subscribers and has garnered 205.8 million registered users across global digital distribution platforms. While a majority of users are from South Asia, followed by North America and the United Kingdom we get paid subscribers from 150 countries. Out of the 12,000 films that Eros Now has rights to, 5,000 films are owned in perpetuity, across Hindi and regional languages. Eros Now service is integrated with some of India’s major telecommunications providers such as Reliance Jio, Airtel, Vodafone, Idea and BSNL, as well as streaming service providers such as Amazon, Apple, Virgin Media and Roku, and has partnerships with connected devices such as televisions and mobile handsets with companies such as Samsung to distribute in multiple territories. We continue to believe that Eros Now will be a significant player within the OTT online Indian entertainment industry, especially given the rapidly growing internet and mobile penetration within India. We will also continue to expand Eros Now’s reach beyond audiences in India through strategic collaborations such as our partnership with Apple to distribute Eros Now content on all Apple devices in multiple countries outside of India.

Capitalize on positive industry trends driven by roll-out of high speed 4G services in the Indian market.

Driven by the economic expansion within India and the corresponding increase in consumer discretionary spending, FICCI-EY Report 2020 projects that the dynamic Indian media and entertainment industry will grow at a 10.0% compound annual growth rate (“CAGR”), from INR 1.674 trillion in 2018 to INR 2.416 trillion by 2022, and that the Indian digital media industry will grow at a 23% CAGR over the same period. India is one of the largest and most prolific film markets in the world as measured by output and remains underpenetrated compared to other established cinema markets such as the U.S. and the U.K. Ticket prices in India remain at lower levels than other cinema markets globally and have room to increase. In fiscal year 2019 the average ticket price amongst the two leading multiplex cinema chains in India, Inox Leisure Limited and PVR Limited, was $2.70, based on information publicly disclosed by them. This compares to average ticket prices in the US of $9.16 during fiscal year ending March 31, 2019.

The Indian television market, in terms of viewers, is the second largest in the world after China, reaching an estimated 175 million viewers in 2019. The FICCI-EY Report 2020 projects that the Indian television industry will grow from $9.9 billion in 2018 to $11.8 billion in 2022. The growing size of the television industry has led television satellite networks to provide an increasing number of channels, resulting in competition for quality feature films for home viewing in order to attract increased advertising and subscription revenues.

Broadband and mobile platforms present growing digital avenues for content distribution in India. According to a 2020 Cisco report, India is forecasted to have approximately 907 million internet users by 2023, a large increase from 398 million internet users in 2018. According to a recent EY FICCI report, by 2025 there are expected to be one billion “screens” in India, of which 250 million screens would be television-sized while 750 million would be smart phones. This is expected to result in a continued growth in demand for content – both long form, episodic and short form – as well as provide significant opportunities for content creators currently there are approximately 550 million television and smart phone consumers in India, We aim to take advantage of the opportunities presented by these trends within India to monetize our library and distribute new films through existing and emerging platforms, including by exploring new content options for expanding our digital strategy such as filming exclusive short form content for consumption through emerging channels such as mobile and internet streaming devices.

Disclaimer: The exceptional circumstances brought about by coronavirus have led to the suspension of FICCI Frames. This report and the forewords were written before this development took place. We are not yet in a position to quantify the deep impact which the coronavirus will have on the media ecosystem and we will come back to the investor community when we are in a better position to articulate the impact with updated future forecasts.

Further extend the distribution of our Indian language content outside of India to new audiences.

Eros currently distributes Indian language content to consumers in more than 50 countries, including in markets where there is significant demand for subtitled and dubbed Indian themed entertainment, such as Europe and South East Asia, as well as to markets where there is significant concentration of South Asian expatriates, such as the Middle East, the U.S. and the United Kingdom.

We intend to promote and distribute our films in additional countries, and further expand in countries where we already distribute, when we believe that demand for Indian filmed entertainment exists or the potential for such demand exists. To that end, we have entered into arrangements with local distributors in Taiwan, the Middle East, Japan, South Korea, and China to distribute dubbed or subtitled Eros films through theatrical release, television broadcast or DVD release. The Middle East North Africa market represents a compelling market opportunity given the consumer trends, attractive demographics and Eros’ historic presence in the market and numerous distribution partnerships including with Etisalat and Ooredoo. Additionally, we believe that the general population growth in India experienced over recent years may eventually lead to increasing migration of Indians to other regions, resulting in increased demand for our films internationally.

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

Expand Monetization of Successful IP Across Platforms

We will seek to leverage our relationships with talent and industry leaders to extend the monetization of our IP across multiple platforms, including complementary verticals such as consumer products. Bad Moms is an example of a franchise that we are monetizing across platforms—the successful film led to a sequel (A Bad Moms Christmas) and we have a third film in development; a related digital and social community was launched on Facebook, Instagram and YouTube. As our content portfolio scales, we believe that we will be able to utilize the IP we own across several future franchise productions and platforms to create a virtuous cycle that yields attractive returns.

Opportunistically Expand Our Platform through Acquisitions

We may opportunistically acquire companies, complementary assets and businesses that we believe present opportunities to enhance our capabilities and competitive position, including companies that hold complementary IP. All acquisition decisions will be carefully assessed in the broader framework of our disciplined capital allocation strategy.

Slate Profile

Eros

The success of Eros’ film distribution business lies in our ability to acquire content. Each year, Eros focuses on co-production, acquisition and distribution of a diverse portfolio of Indian language and themed films that Eros believes will have a wide audience appeal. Of the 30 films Eros released during the twelve months ended March 31, 2020, eight were Hindi films, one was a Tamil film and 21 were regional films. Of the 72 films Eros released in fiscal year 2019, fifteen were Hindi films, seven was Tamil/Telugu films and fifty were regional films. Eros’ typical annual slate of new releases consists of both Hindi language films as well as films produced specifically for audiences whose main language is not Hindi, primarily Tamil, and to a lesser extent other regional Indian language. Eros’ most expensive films are generally the high and medium budget films (mainly Hindi and a few Tamil and Telugu films) that it releases globally each year. The remainder of the films (mainly Hindi but also Tamil and/or Telugu) included in each annual release slate is built around films with various budgets to create a slate that will attract varying segments of the audience. The remainder of the slate consists of Hindi, Tamil, Telugu and other language films of a lower budget.

Eros focuses on content driven films with appropriate budgets in order to generate an attractive rate of return and seek to mitigate the risks associated with film budgets through the use of its extensive pre-sale strategies. Eros has increased its focus on Tamil and Telugu films for similar reasons. Eros’ Hindi films are typically high or medium budget films in the popular comedy and romance genres, supplemented by lower budget films, and Eros’ Tamil films are predominantly star-driven action or comedy films, which appeal to audiences distinct from audiences for more romance-focused Hindi films. Eros believes that a Tamil or Telugu film and a Hindi film can be released simultaneously without adversely affecting business for either film, as each caters to a different audience.

We also believe that Eros can capitalize on the demand for regional films and replicate its success with Tamil and Telugu films for other distinct regional language films, including Marathi, Malayalam, Kannada and Punjabi. In addition, the key Indian release dates for films, during school and other holidays, vary by region and therefore our ability to release films on different holidays in various regions, in addition to being able to release films in different regional languages simultaneously, expands the likely periods in which our films can be successfully released. Eros intends to steadily build up its portfolio of films targeting other regional language markets.

STX

STX focuses on co-production, acquisition and distribution of a diverse portfolio of films each year. Most films in our slate meet the following criteria: (i) a production budget between $5 million and $50 million, (ii) one or more stars in signature roles, (iii) a wide release on at least 2,000 screens in United States with a substantially concurrent global release through our global distribution network, or a theatrical/PVOD/streaming strategy when appropriate, and (iv) a financing structure designed to mitigate our equity risk exposure. The significance of each of these criteria is further described below.

1. Stars in signature roles — We collaborate with talent to maximize the value of their brand and reach their audience most effectively by featuring stars in the ‘‘signature’’ roles for which they are most widely known. For example, Gerard Butler in the sci-fi thriller Greenland in the role of action hero saving his family from a planet-killing comet, consistent with his globally recognized reputation for such roles. Two other recent examples are Kevin Hart as a fish-out-of-water in the comedic drama The Upside and Jennifer Lopez as a streetwise force of nature in the female empowerment crime drama Hustlers. We believe that featuring stars in their ‘signature’’ roles is a key differentiator in helping to ensure a film performs well (i.e. maximize box office receipts), while allowing us to optimize our prints and advertising spending. We believe that the primary advantages of casting a star in a signature role are (a) increased predictability of box office performance because the star has been successful in the past in similar roles, and (b) it reduction of prints and advertising spending necessary to attract the target audience because the audience is easily identifiable based on their past interest in this star playing similar roles and is easily convinced that the film will be to their liking.

2. $5 million to $50 million budgets — The major studios have trended away from producing mid-budget films. This market shift and the resulting undersupply were important drivers of the founding of STX, and the decision to produce films in this production budget range. We believe that producing films in the mid-budget range gives us the greatest flexibility to tailor production and prints and advertising budgets to the appropriate levels based on anticipated production value of our films and the performance of comparable films historically. Additionally, we have created a data-driven approach to marketing which, combined with our star-driven casting strategy, allows us to spend significantly less to achieve those results, driving higher returns both for us and our talent partners.

3. Wide release (on approximately 2,000 screens in the United States) with a substantially concurrent global release through our global distribution network, or theatrical/PVOD/streaming strategy when appropriate — Our direct distribution of our feature films in the United States, the United Kingdom and Ireland enables us to achieve wide releases on 2,000 or more screens, including through leading theater operators such as AMC, Cineworld and Cinemark. Our international distribution partnerships enable our films to reach over 150 territories worldwide; some through long-term output agreements and others on a film-by-film basis. This global distribution capability yields two primary benefits. First, the wide release of each film leads to maximum audience penetration, providing leading talent opportunities to be globally relevant and maximizing box office receipts (which in turn drives to the correlating post-theatrical revenue streams). Second, our international output agreements are structured to minimize at-risk capital, as described below. Our output arrangements specify that the films we deliver pursuant to such agreements must be given a wide release in the United States.

4. Financing structure designed to mitigate our equity risk exposure — We adopt risk-mitigated financing structures through a combination of tax incentives and international license agreements to minimize production costs. International license agreements allow us to anticipate that each film will recover no less than the minimum guaranteed license fees under such agreements for each of our produced films. Tax incentives, where available, mitigate the overall net production cost required to complete such films. These and other strategies are aspects of our risk-mitigated approach, which ensures that our exposure is protected on the downside, while retaining a significant interest in the revenue that the films generate. The Company has also employed slate and opportunistic film-by-film co-financing to mitigate downside risk.

Our Business

STX Content Development

The process of making a film and bringing it to consumers can generally be summarized in five key steps:

Typically, as illustrated above, STX initiates the process of producing a film with the development of the initial concept. Once development has reached the point where STX needs to initiate financial commitments to meet a desired release timeline, the project enters the decision phase known as “greenlighting.” A film that meets the appropriate criteria will be advanced into production so that STX can commence filming scenes, editing and post production work. During and following completion of production, STX’s marketing team prepares marketing materials and begins to build audience awareness through advertising and other forms of publicity leading up to a theatrical release. The greatest spending on marketing is made around the time of release and initial distribution.

While development for a project can vary in length, six months to 18 months is the typical time frame for one of STX’s films to go from development through production, marketing and distribution. Certain types of films, such as animated features may require a longer development and production cycle.

After release, the film begins to earn revenue for its lifetime which STX initially estimates as a ten year period. The key revenue-generating categories from distribution include theatrical receipts and international license fees, post-theatrical home entertainment, and TV and streaming license fees.

Development

The initial stage of film development begins with the concept of a film. In the development of STX’s creative ideas and film projects, our approach is to begin with and design films around the commercial strengths of leading acting, writing, directing or producing talent.

During development, STX seeks to take advantage of tax incentive programs many states and foreign countries have adopted to attract film production as a means of economic development. The majority of costs incurred during this stage are typically for script development, including the hiring of writers, and concept development, including illustrations and some limited video production. Average costs during this phase are small compared to the film’s total budget and are capitalized upon commencement of production and included in the amortization of the film’s costs upon the release of the film. For films that do not advance from development to production, the costs are written off.

STX believes its multiplatform development approach is highly attractive to talent and differentiates it from many other entertainment companies. Once a talent is part of our ecosystem, they have the opportunity to work on multiple projects that allow them to extend their brands and connect with their audiences across film, TV and digital formats. For example, STX developed UglyDolls as a feature film, while concurrently creating a toy line, TV show and digital series. Notably, UglyDolls producer Robert Rodriguez was simultaneously working with STX on the film while creating a new virtual reality series called The Limit starring Michelle Rodriguez.

Greenlighting and Risk Assessment

Once the development process has reached its conclusion, a film will only be greenlit by STX senior management if it meets the appropriate criteria to go into “physical production,” the phase that includes filming scenes, editing and post production work. Formal approval is based on a review of (1) financial analysis of projected performance scenarios, including allocable overhead, (2) comparable film analysis, including projected box office receipts and required marketing spend, (3) preliminary marketing and distribution plans.

STX’s approach to acquiring films to produce and distribute is similar to its approach to in-house developed films in that it seeks to limit its financial exposure while adding films to STX’s release schedule and film library. The decision whether to acquire a film and the associated economic arrangements involves senior management and is based on a review of the same considerations used for its in-house developed films. In some cases, the decision to acquire rights in a film will be made after the commencement of production.

STX’s budget preparation process is based on standard industry methodologies learned by its senior management team while developing, budgeting, producing, marketing and distributing hundreds of films at major studios prior to joining our team.

Once STX determines an appropriate budget range for a feature film, its physical production department prepares a page-by page breakdown of the script reflecting potential filming locations and facilities. The final detailed budget will reflect locations selected based on factors including availability of tax incentives, filming crews and filming studios.

An initial budget is then prepared based on estimates of upfront costs to be incurred in the course of physical production of the film (expenses related to principal photography and any expected reshoots to capture the performances of actors and other images), post-production (editing, visual effects, sound and music required for completion of the produced film), and the cash compensation and participation arrangements to be entered into with rights holders, producers and creative talent, including the director, writers and actors. Production costs contemplated by the script breakdown are further broken down by department to reflect detailed budgets based on the number of days of work and technical requirements for such department. The initial budget is reviewed by STX’s senior management in connection with the greenlighting review of the film, with approval granted only when STX senior management has determined that the budget is reasonably achievable and consistent with the budget range approved for the project.

A final budget is further refined during pre-production to include final negotiated contractual arrangements (including talent compensation negotiated by STX’s business affairs department) and department-by-department shooting and post-production budgets, all of which are reviewed by STX and the film’s director prior to commencing production. The final budget is also reviewed by the third-party provider of completion guarantee bonding, which provides assurance that the film will be produced according to the budget and schedule contemplated by the final script.

The production, completion and distribution of films can be subject to a number of uncertainties, including delays and increased expenditures due to disruptions or events both beyond and within STX’s control, such as enhancements it believes will improve the marketability of the project. STX employs multiple mitigation tools against budget overruns including (i) contingencies in budgets to allow for incremental financing capacity if ever needed, (ii) standard market insurance products for productions and (iii) completion bonds, which are an insurance product whereby a completion guarantor will step in to complete or choose to abandon production (and accordingly repay amounts spent to date) in the case of a material budget overrun. To date, STX has not experienced any material budget overruns.

Notwithstanding the budget management process, there are several factors that cause variability in STX’s film performance. The key driver of variability is the performance of the film at the box office. During the greenlighting process, STX’s financial analysis considers variability in performance to assess the impact to its films under low, base and high scenarios. The scenarios are driven by a selection of comparable films that are similar to the STX film in terms of genre, release date and talent. STX’s greenlighting procedure is to assess whether the base case scenario can return a minimum of 20% on STX capital at risk and is reasonably close to the average and/or median of the comparable film range. The low and high cases typically represent probable but not expected results based on STX’s review of comparable films.

Below is an illustrative model of the revenue that a film will generate over its lifetime (which we refers to as the film’s “ultimate”) that demonstrates a similar template for how STX creates its greenlighting models. The key drivers of the model are (1) the film’s production cost, which determines within a range the amount of international pre-licensing funding and tax incentive funding and (2) the U.S. box office performance level which is correlated to all of the other revenue streams.

Production

Physical production begins after a film is greenlit. Physical production is when a film’s production cost is incurred and can be divided into the three major phases of pre-production, production and post-production. All phases require highly detailed scheduling and coordination. Costs during physical production include compensation for primary actors, directors, producers and key creative talent, which are typically fixed ahead of filming. During this time, STX also incurs costs for supporting talent and all of the other labor and vendors who contribute to the production process, including transportation, wardrobe and costumes, props and physical items, cameras and rental equipment, camera and sound operators, visual effects and graphics experts and software, insurance, finance and accounting, post production and editing, location and office expenses, lighting and electrical equipment and operators.

Pre-Production

Before filming and shooting commences, STX engages in pre-production activities such as location scouting, casting, shoot scheduling and the set-up of the various contractors that will be working on the project. In addition, all permits, financial, legal and administrative functions are established to help filming go smoothly and so all contracted services can be paid in a timely fashion. During this phase, the writing team may also continue to alter the script and actors receive any required special training or coaching. Lastly, STX finalizes the financing of the film and trigger our commitments with financing and distribution partners.

Production

Depending on the complexity of the filming and creative elements, production may take up to a few months. STX productions are typically filmed at a combination of physical locations and sound stages or back-lot sets. As described above, the choice of filming locations is often dictated by where STX can achieve optimal tax credits or incentives to reduce the cash costs of production. For example, Bad Moms and A Bad Moms Christmas portray a Chicago suburb but were largely filmed in Louisiana and Georgia, respectively, to take advantage of local tax incentives available for guaranteeing a certain number of filming days and local employees.

Production shoots are typically scheduled for a number of full days determined based on the film’s budget and creative needs. The actors are called into sessions based on call times when they arrive on set for makeup, wardrobe and other pre-filming preparations as needed. The directors and talent prepare lighting, rigging, sets, costumes, props and stunt coordination to deliver a multitude of alternative shots and scenarios to be selected for inclusion in the final cut of the film. During production, STX films many hours of content that are selectively edited into the final product, typically 80 to 150 minutes in length.

Post-Production

After filming is complete, the director and editors select the scenes to assemble the finished product, including editing the film and sound, creating and recording music and adding special effects. During this phase, STX also begins developing scenes to include in trailers.

Marketing

STX begins marketing a film to audiences within the U.S. and the United Kingdom and Ireland before it releases a film in order to generate interest. STX seeks to use print and advertising budgets in a manner that is most likely to reach its core target audience, including through the use of digital media, brand partnerships, in-cinema promotions and unique fan experiences, as well as more traditional marketing media such as film and TV trailers, TV appearances, print advertising and exhibition programs. STX’s goal is to maximize the effectiveness of print and advertising spending by taking an analytical approach, which STX believes enables STX to focus our marketing activities and tailor them to be more effective and efficient.

Eros Content Development

Eros currently acquires films using two principal methods — by acquiring rights for films produced by others, generally through a license agreement, and by co-producing films with a production house, typically referred to as a banner, which is usually owned by a top Indian actor, director or writer, on a project-by-project basis. Eros regularly co-produces and acquires film content from some of the leading banners in India, and continues to focus on ramping up its own productions and co-productions through key partnerships. These partnerships include its partnership with Aanand L Rai (Colour Yellow Productions), which has released a range of films across budgets, genres and languages; and co-production partnership with screen writer and director V. Vijayendra Prasad.

Moreover, Eros is continuing to focus on expanding the reach of its content by further penetrating the China market, which Eros believes is a significant market for Indian films, and releasing more dubbed and subtitled content to new markets beyond China. To that end, in April 2019 Eros released Andhadhun, a dark comedy crime thriller, in China in collaboration with Tang Media Partners, a leading Chinese film distributor. In addition, these strategic partnerships not only help Eros augment its in-house content production capacity but also expands its geographical canvas for content monetization.

Regardless of the acquisition method, over the calendar years 2015 to 2020, Eros has typically obtained exclusive global distribution rights in all media for a minimum period of 10 to 20 years from the Indian initial theatrical release date, although the term can vary for certain films for which Eros may only obtain international or only Indian distribution rights. Occasionally, soundtrack or other rights are excluded from the rights acquired. For co-produced films, Eros typically has exclusive distribution rights for at least 20 years, co-owns the copyright in such film in perpetuity and, after the exclusive distribution right period, shares control over the further exploitation of the film.

Eros believes producers bring proposed films to Eros not only because of established relationships, but also because they want to leverage its proven distribution and marketing capabilities. Eros’ in-house creative team also directly develops film ideas and contracts with writers and directors for development purposes. When Eros originates a film concept internally, it then approaches appropriate banners for co-production. Eros’ in-house creative team also participates in the selection of Eros’ slate with other members of its management in our analysis focused on the likelihood of the financial success of each project. The Eros management team is extensively involved in the selection of its high budget films in particular.

Regardless of whether a film will be acquired or co-produced, Eros determines the likely value of the rights to be acquired for each film based on a variety of factors, including the stars cast, director, composer, script, estimated budget, genre, track record of the production house, our relationship with the talent and historical results from comparable films. Eros follows a disciplined green lighting process involving extensive evaluation of films involving track records, revenue potential and costs before green lighting by a committee led by senior management and business leaders. Eros also has risk sharing contracts with talent and key stakeholders to ensure risk diversification. The primary focus is on sourcing a diversified portfolio of films expected to generate commercial success. Eros generally co-produces its high budget films and acquires rights to more medium and low budget films. Eros’ model of primarily acquiring or co-producing films rather than investing in significant in-house production capability allows it to work on more than one production with key talent simultaneously. Since the producer or co-producer takes the lead on the time intensive process of production, Eros is able to scale our film slate more effectively. The following table summarizes the typical terms included in Eros’ acquisition and co-production contracts.

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

Where Eros acquires film rights, it pays a negotiated fee based on its assessment of the expected value of the completed film. Although the timing of Eros’ payment of the negotiated fee for an acquired film to its producer varies, typically Eros pays the producer between 10% and 30% of a film’s negotiated acquisition cost upon signing the acquisition agreement, and the remainder upon delivery of the completed film or in installments paid between signing and delivery. In addition to the negotiated fee, the producer usually receives a share of the film’s revenue stream after Eros recoups a distribution fee on all revenues, the entire negotiated fee and distribution costs, including prints and ads. After Eros signs an acquisition agreement, it does not exercise any control over the production process, although Eros does retain complete control over the distribution rights it acquires.

For films that Eros co-produces, in exchange for its commitment to finance typically 100% of the agreed-upon production budget for the film and agreed budget adjustments, Eros typically shares ownership of the intellectual property rights in perpetuity and secures exclusive global distribution rights for all media for at least 20 years. After Eros recoups its expenses, Eros and the co-producers share in the proceeds of the exploitation of the intellectual property rights. Pending determination of the actual production cost of the film, Eros also agrees to a pre-determined production fee to compensate the co-producer for his services, which typically ranges from 10%-15% of the total budget. Eros typically also provides a share of net revenues to its co-producers. Net revenues generally means gross revenues less Eros’ distribution fee, distribution cost and the entire amount Eros has paid as committed financing for production of the film. Eros’ distribution fee varies for each of the co-produced films, but is generally either a continuing 10% to 20% fee on all revenues, or a capped amount that is calculated as a percentage of the committed financing amount for production of the film. In some cases, net revenues also deduct an overhead charge and an amount representing an interest charge on some or all of the committed financing amount. Typically, once Eros agrees with the co-producer on the script, cast and main crew including the director, the budget and expected cash flow through a detailed shooting schedule, the co-producer takes the lead in production and execution. Eros normally has our executive producer on the film to oversee the project.

Eros reduces financing risk for both acquired and co-produced films by capping its obligation to pay or advance funds at an agreed-upon amount or budgeted amount. Eros also frequently reduces financial risk on a film to which Eros has committed funds by pre-selling rights in that film.

Pre-sales give Eros advance information about likely cash flows from that particular film product, and accelerate cash flow realizable from that product. Eros’ most common pre-sale transactions are the following:

•	pre-selling theatrical rights for certain geographic areas, such as theaters outside the main theater circuits in India or certain non-Indian territories, for which Eros generally gets nonrefundable minimum guarantees plus a share of revenues above a specified threshold;
•	pre-selling television rights in India, generally by bundling releases in a package that is licensed to satellite television operators for a specified run; and
•	pre-selling certain music rights, including for movie soundtracks and ringtones.

From time to time Eros also acquires specific rights to films that have already been released theatrically. Eros typically does not acquire global all-media rights to such films, but instead licenses limited rights to distribution channels, like digital, television, audio and home entertainment only, or rights within a certain geographic area. As additional rights to these films become available, Eros frequently seeks to license them as well, and its package of distribution rights in a particular film may therefore vary over time. Eros works with producers not only to acquire or co-produce new films, but also to license from them other rights they hold that would supplement rights Eros holds or has previously held related to older films in its library. In certain cases, Eros may not hold full sequel or re-make rights or may share these rights with our co-producers.

STX Financing Structures

Film Project Financing

The principal sources of funding for financing STX’s produced films are international upfront license fees, tax incentives, co-financing and equity.

International License Fees

STX believe that the license fees it receives under its output agreements described above appropriately mitigate its financial risk for its produced films. Subject to the specific terms under each output and distribution agreement, the aggregate minimum guarantees committed by international film distributors collectively contribute a significant portion of the total production budget of each film. Because the amount of revenue that STX expects to receive from the minimum guarantee arrangement is contractually set, STX is able to borrow against the minimum guarantee to finance the production and prints and advertising costs of its films. STX’s schedule for repayment of these borrowings corresponds to its receipt of the minimum guarantee payments from its international film distributors, a portion of which STX expects to receive before production begins and the balance paid typically at delivery of the completed film.

Tax Incentives

When practicable, STX produces its films in territories that offer tax incentives in order to offset production costs. Going forward, STX expects that tax incentive will represent between 15% and 25% of the total STX production costs. These incentives are uncertain in some jurisdictions where there is a risk of changes to the tax incentive programs. See “Part I—Item 3. Key Information—D. Risk Factors—Delays, cost overruns, cancellation or abandonment of the completion or release of films may have a material adverse effect on our business.”

Given that these tax incentives take a variety of different forms across different tax jurisdictions, the manner and timing of payment also varies. In jurisdictions where the incentive is in the form of a rebate, STX generally collects the tax rebate from the granting jurisdiction. In jurisdictions where the incentive takes the form of a tax credit, STX generally does not have sufficient tax liabilities in such jurisdiction to permit it to utilize such tax credit itself, so STX generally sells the tax credit to a third-party at a discount. While STX retains a claim on the tax credit, it is able to borrow against the expected payment under the Senior Credit Facility to finance production and prints and advertising costs of its films. These borrowings are subject to the risk that the tax incentive may ultimately be less than expected when the relevant jurisdiction completes its audit of the production and post-production costs. See “Risk Factors—We face substantial capital requirements and financial risks.”

Co-financing arrangements

After borrowing against minimum guarantees from STX’s international distribution arrangements and tax incentives to finance production, the remaining required production costs for films STX produces are financed through equity investments by STX and its partners. STX opportunistically explores co-financing arrangements with third-party investors on a film-by-film basis and has historically supplemented these arrangements through co-financing, co-production and distribution agreements with Huayi Brothers and Tang Film Financing Fund I (US), Inc. STX’s slate co-financing arrangements historically contributed from 7.5% to 25% of the total equity required on each film project, from each co-financing partner. During the two fiscal years ended September 30, 2019 and the six months ended March 31, 2020, our slate co-financing arrangements represented the majority of our co-financing commitments.

Loans

We have entered into the Senior Credit Facility, which enables us to efficiently finance our business and manage cash flow timing. This credit facility allows STX to borrow against future cash flows. Loans are repaid from the collection of revenue from films and TV series, net of amounts due to third parties (including participations and residuals) and distribution expenses. All films are pooled together to enhance the security of the collateral. The Senior Credit Facility is a key tool for STX to manage cash flow associated with production outlays.

•	Production funding. The Senior Credit Facility is structured using a borrowing base, which is a common concept in the entertainment industry. A borrowing base is collateral that provides for advances against future amounts payable to STX related to license fees and minimum guarantees from our distribution partners, tax incentives and co-financing, among other elements. Additionally, ultimates from previously released films can be borrowed against to fund production and for other corporate purposes.
•	Marketing funding. The Senior Credit Facility also provides financing for the majority of the marketing costs, which are repaid after a film’s theatrical release based on the receipts generated from the film (without double-counting for ultimate value that may have been leveraged to finance production costs). If theatrical receipts are insufficient to repay the borrowings, subsequent window receipts (e.g., home entertainment) are applied to prints and advertising facility borrowings until repaid.

TV and Other

TV

STX’s TV business consists of the development, production and licensing of TV programming, and STX principally generates revenue from the licensing of programming to various TV platforms. STX develops and produces or co-produces scripted and unscripted TV programming. STX actively seeks opportunities to develop TV content that is complementary to content on its other platforms.

•	Scripted. STX applies a disciplined model to its scripted TV business: (1) STX targets a per-episode production budget between $2.5 million and $4.5 million; (2) STX looks to attach a star in a signature role and partner with leading writers and producers before moving forward with production; (3) STX focuses on dramas and comedies with global appeal; and (4) STX seeks to leverage successful relationships to create other similarly branded content. For projects for which STX retains certain intellectual property or distribution rights, STX aims to cover 50% to 60% of its production budgets via its first-run network partner. In some cases, STX does not retain any such rights, and the first-run network pays the entire production budget plus a negotiated margin.
•	Unscripted. Unscripted programs include docu-series and reality shows and may also leverage successful film projects. Unscripted programming is typically created with the goal of retaining rights to the show’s format, and a successful format can be re-licensed for duplication by local producers in international territories. Production budgets vary but STX targets a per-episode production budget between $300,000 and $1 million. Typically, the first-run network pays the production budget plus a negotiated margin, and STX may retain rights to release the “format” or underlying concept of the program in other markets.

In cases where STX acts in a production services capacity, its earns fees for acting as an executive producer and a share of net profits. In cases where STX retains rights to the IP, its licenses programming to networks, both domestically and internationally across various TV platforms, including free TV, pay TV and digital platforms. This programming can be sold in successive windows, which may occur on an exclusive or non-exclusive basis.

Distribution

STX

STX generates film revenues globally based from box office receipts, licensing agreements, post-theatrical arrangements for TV and streaming. The first source of revenue from its films is typically the share of the U.S. box office receipts for each film it distributes domestically within the U.S. After a film completes its window in domestic cinemas, it is licensed to a variety of distributors in downstream distribution windows, as described below.

Where STX controls international distribution rights, it also generates revenue from the international distribution of its films, including through output agreements and film-by-film agreements with global distributors. In the United Kingdom and Ireland, STX maintains control over the distribution process and thus is able to enjoy the same benefits of direct distribution that it has in the U.S. STX typically use output arrangements to guarantee coverage for a large portion of the expenses of its films.

For most films, the ultimate is generated within the first year of its release, with the remaining received over a number of years through the post-theatrical windows. STX estimate ultimates for our films for the first ten years after a film’s release (including the year of release), which is referred to in our industry as the “first cycle ultimate.” As STX’s library of films grows over time, they anticipate that the revenues generated from earlier released STX films will serve as an additional source of cash flow to STX. The following chart outlines the key film distribution windows and distribution partnerships that allow STX to capitalize on consumer interaction with STX content through each film’s lifecycle.

Film Distribution

Rights Window	Consumer Action	STX Business Partners	STX Business Model
1. Theatrical U.S., United Kingdom and Ireland	Purchases movie ticket	Cinemas, such as AMC, Regal and Cinemark	Cinemas show STX film, collect ticket sales and remit a portion of gross receipts to STX. STX distributes directly in the U.S., United Kingdom and Ireland

2. Home Entertainment a. Digital media	Purchases or rents STX film through download or VOD system	Digital retail operators, such as iTunes and Amazon, and cable operators	Digital retail operators collect revenue and record unit volumes and remit to STX the receipts of sales volumes less their revenue share amount

b. Packaged media	Purchases DVD or Blu-ray disc	Third-party retailers serviced by Universal Home Entertainment and Sony	Unit sales and receipts collected by servicing agents who remit to STX the money received after recouping their costs and a distribution fee

3. TV a. Pay TV	Subscribes to a pay TV network via internet protocol TV service or direct-to-consumer app	Pay TV networks, such as Showtime	Pay TV network pays us a license fee based on STX film’s U.S. box office receipts

b. Streaming	Subscribes to streaming platform	Streaming platforms, such as Netflix	Streaming platform pays us a license fee

c. Free TV	Watches STX film on a TV network	Free TV networks, such as A&E Networks, Univision and FX	Free TV network pay STX a license fee

4. International Excluding United Kingdom and Ireland	All windows: Theatrical, Home Entertainment, TV	Regional distributors, such as Sun for Latin America and Tobis for Germany	STX has long-term output contracts where STX partners pay it an upfront license fee based on the film’s production costs plus overages if the film succeeds. STX also engages with partners on a film-by-film basis

The principal driver of film revenue is box office performance. The exception for STX films is international revenue, which is primarily based on the film’s production cost. Because STX pre-licenses the majority of its produced films and certain distribution-only films to international output partners, the international revenue is generally known at the beginning of production or at the time distribution rights are acquired. The various post-theatrical revenues are either contracted or correlated to box office receipts. As a result, the U.S. box office receipts are an important determinant in the total expected revenue and earnings profile of any individual film.

For distribution-only films, other producers generally cover all the development, production, advertising and marketing costs, and STX earns a distribution fee and other consideration while assuming little to no risk, except to the extent of any minimum guaranteed license fee STX pays or co-financing investment in any such film or any portion of our distribution fee which is contingent on film performance. The fee-based economics of STX’s distribution-only deals generally do not provide for the same level of upside that it could earn on films it produces. Further, for distribution-only films, STX typically acquires the right to distribute for a limited period of time and does not retain the film intellectual property for future monetization opportunities.

The following chart illustrates the total contribution of STX revenue from theatrical revenue, international revenue and post-theatrical revenue recognized for the aggregate period for fiscal years 2017, 2018 and 2019 and the six months ended March 31, 2020 and 2019.

	For the Year Ended September 30,						For the Six Months Ended March 31,
	2017		2018		2019		2019		2020
	$	%	$	%	$	%	$	%	$	%
	(in thousands, except percentages)
							(unaudited)
Revenue
Film
Theatrical	20,339	10.1	136,474	30.4	109.716	25.3	58,619	26.2	49,162	26.1
International	37,836	18.8	154,915	34.5	88,633	20.4	46,876	20.9	38,198	20.3
Home Entertainment	94,457	46.9	102,971	22.9	118,716	27.3	71,382	31.9	53,405	28.3
TV/streaming	40,368	20.0	32,026	7.1	71,575	16.5	42,123	18.8	35,168	18.7
Other Post-Theatrical	2,772	1.4	1,245	0.3	4,988	1.1	1,506	0.7	2,649	1.4
Total Film	195,772	97.2	427,631	95.2	393,628	90.6	220,506	98.5	178,582	94.8
TV and Other	5,669	2.8	21,215	4.8	40,633	9.4	3,562	1.5	9,871	5.2
Total revenue	201,441	100.0	448,846	100.0	434,261	100.0	224,068	100.0	188,453	100.0

The following chart illustrates the key lifecycle stages of a film from development through distribution and the timing of recognition of revenue:

Revenues from a film are first realized following its theatrical release. These theatrical revenues represent our share of gross box office receipts and STX expects to realize the revenue within three months of release. Following the theatrical windows, the film is made available to consumers through home entertainment channels, which may be either packaged media or digital media. Packaged media and digital media exploitation begins approximately four months after theatrical release and continues through the remainder of the ultimate period. STX expects approximately 75% and 65% of the film’s ultimate packaged media and digital home entertainment revenue, respectively, will be collected in the first two quarters following availability.

TV licensing windows, including pay TV, streaming and free TV, are the next stage of post-theatrical exploitation of a film. The initial pay TV window begins approximately nine months after theatrical release and lasts 18 months. The free TV and streaming windows open approximately 2.5 years following the initial theatrical release. For each TV license across pay TV, streaming, and free TV platforms, revenue is typically recognized at the start of each respective license while cash may be paid upfront or installments over the license period. License fees from streaming and free TV sales are established on an arm’s length basis based on negotiations with the prospective buyers and prevailing market rates. Such streaming and free TV license fees may be negotiated on a film-by-film basis or may be subject to pricing on a packaged basis under STX’s output arrangements.

Direct distribution in the United Kingdom and Ireland tends to follow a similar pattern for all revenues and costs as U.S. distribution of a title.

The STX production period (in which gross production costs are incurred) is typically six to 18 months leading up to a film’s release. The production period may be longer for certain types of films such as animated films. In addition, third-party co-financiers typically pay for their respective interest in a given project prior to release (either during the production period or directly before release of a film), and receive their respective share of proceeds as generated. Marketing costs begin six months to nine months prior to release, and STX expects that approximately 65% to 75% will be spent during the quarter in which the film is released. Film costs, with the exception of marketing costs, are capitalized costs amortized over a film’s ultimate period of ten years. However, marketing costs are expensed as they are incurred.

Film accounting rules require marketing costs to be recognized before films begin generating revenues, upon theatrical release. Hence, during the prerelease period, an individual film is expected to have negative profitability. Upon release, revenue from the theatrical window begins to be recognized, and is followed in subsequent periods by revenue from the various downstream, post-theatrical windows. During these periods, for a successful and profitable film, revenue is expected to exceed costs, resulting in profitability.

The effect of this accounting treatment is that films that are ultimately profitable will have periods of negative profitability from an accounting perspective, particularly within the first few quarters of a film’s lifecycle.

STX is typically able to borrow against future receipts from international pre-license sales, established tax incentives and co-financing commitments before the film’s box office receipts are established. Before STX begin production, it notifies its international distribution partners and presents them with a budget for the film. Due to the terms of STX’s contracts, it is obligated to commit a portion of the film’s budget through a minimum guaranteed payment. At the same time, STX typically applies for and establishes a tax incentive arrangement during development or just after the film begins production. Furthermore, STX arranges for co-financing partners to commit to fund a portion of the budget not funded by international pre-licensing or tax incentives. STX collects the majority of these receipts upon release of the film or a few months thereafter. However, STX is able to use the receivable as collateral to borrow under the Senior Credit Facility in order to fund the majority of production costs. These loans are then repaid with the collection of the receipts.

As STX approaches the release of the film and through a few weeks after release, it spends the majority of the prints and advertising budget. STX is able to borrow the majority of these amounts under the Senior Credit Facility. Once the film is released and STX begins collecting receipts from the box office sales, it is able to establish a film ultimate, which is the expected earnings of the film over its first ten years. STX is able to borrow against the ultimate film revenue as a large portion of it is contracted revenue that is correlated to box office receipts. STX typically uses this loan to repay any outstanding production and prints and advertising related debt that is not recovered by international receipts, tax incentive receipts or co-financing collateral.

As a result of these financing tools, STX is able to minimize the actual cash flow impact of any individual film on its working capital needs.

Theatrical Distribution

STX constructs release schedules to account for attendance patterns and competition from other scheduled theatrical releases. It uses either a wide release (generally, consisting of more than 2,000 screens in the U.S.) or a strategy of releasing a film initially on fewer than 2,000 screens in the U.S., depending on the film and our distribution rights.

STX distributes films directly to cinemas in the U.S., the United Kingdom and Ireland. Direct distribution of its feature films in the U.S., the United Kingdom and Ireland enables STX to achieve wide releases on 2,000 or more screens, including through leading theater operators such as AMC, Regal and Cinemax. Depending on the gross box office receipts of a film, STX typically receives between 40% and 55% of gross box office receipts from each cinema that licenses its films, with the remainder retained by the cinemas.

In the United Kingdom and Ireland, STX distributes directly from its office in the United Kingdom that it opened in 2017. STX International allows STX to directly distribute our produced and distributed films in the United Kingdom and Ireland and to acquire distribution-only films for direct distribution in the United Kingdom and Ireland. As in the U.S. market, cinemas in the United Kingdom and Ireland remit a portion of gross box office receipts to STX.

International Distribution

STX’s international sales operations are headquartered at the STX International offices in London, United Kingdom. STX International is now a significant distributor and acquirer of commercially successful and critically acclaimed content. Fiscal year 2018 was the first full year of operations for the STX U.K. office. Other than in the U.S., the United Kingdom and Ireland, STX licenses distribution rights in the films it produces and/or distributes on a territory-by-territory basis to our distribution partners.

STX has entered into long-term output and film-by-film distribution agreements with international film distributors typically covering over 150 territories worldwide, including all of the major markets where STX films are distributed outside of the U.S., the United Kingdom and Ireland. Pursuant to these agreements, each international film distributors with which STX has signed an output agreement has the exclusive territorial right to distribute STX films, including theatrical, home entertainment and TV rights. Under these output arrangements, STX’s distribution partners pay it a minimum guaranteed upfront license fee of approximately 40% to 50% in the aggregate of the film’s budget to distribute STX films. The applicable percentage is based largely upon the size of the film’s budget and the market size of the distribution area, which may be for one or more countries. STX has an opportunity to collect additional revenue after the distributor recovers its distribution costs and the minimum guarantee.

After STX delivers its completed films to international film distributors, at which time its minimum guarantee is typically fully paid, they will distribute the films to cinemas in their territories. They also typically retain the exclusive rights to distribute in their territories in all post-theatrical distribution channels. The term of the output agreements is typically one to two years, and STX has historically been able to extend the output agreements when they expire. These arrangements provide STX with greater certainty as to the amount of revenue that it will receive from any given film, while still retaining an interest in the upside if a film performs well at the box office. STX believes that these output agreement arrangements provide the appropriate balance of risk and reward for the large majority of our STX films. STX anticipates continuing with output agreement arrangements for the vast majority of STX global markets for the foreseeable future. In certain non-output territories, such as Canada and China, STX typically negotiates the sale of distribution rights on a film-by-film basis.

Post-theatrical Distribution

Following the theatrical release of a film, STX licenses the right to distribute the film in sequential post-theatrical distribution windows through a variety of channels for the purpose of extending the economic life of the film as long as possible. The post-theatrical distribution of STX films internationally is typically covered under STX’s output agreements. For STX films that it licenses from third parties, the term of STX’s post-theatrical distribution rights is limited by its license but STX seeks to license the distribution rights in its films through the first cycle of the film’s economic life.

Home Entertainment

DVD and Blu-ray disc versions of the film, which are referred to as “packaged media,” are released for rental and purchase. Packaged media distribution involves the marketing, promotion and sale and/or lease of DVD/Blu-ray discs to wholesalers and retailers who then sell or rent the DVD/Blu-ray discs to consumers for private viewing. As is common across independent film distribution businesses, STX employs the services of major studios that have capabilities in the distribution of content across home entertainment platforms. Universal Home Entertainment serves as an agent manufacturing, reproducing, distributing, marketing and selling packaged media for the films STX produces and/or distribute in the U.S. Sony has entered into a similar arrangement with us in the United Kingdom and Ireland home entertainment markets. Universal Home Entertainment and Sony coordinate with retailers which in turn sell the physical copies of STX films to consumers.

Home entertainment distribution has traditionally followed initial theatrical release. Digital media distribution involves delivering content electronically to consumers in home and on mobile devices. The first digital distribution method that typically follows theatrical release is the distribution of a film to consumers through VOD platforms, where consumers pay based on the content they watch (“transactional distribution”), such as pay-per-view, electronic sell-through, a form of digital media distribution and VOD platforms where consumers pay based on the content they watch, whereby STX licenses the distribution rights to a digital platform who sells the film to consumers for digital download or rental. STX’s in-house team distributes the films it produces and/or distributes within the U.S. to digital platforms such as iTunes, Amazon Instant Video and Google Play. In the United Kingdom and Ireland transactional distribution is handled through Sony.

Pay TV

STX has licensed the films it produces and/or distributes to Showtime for an exclusive pay TV window for distribution of STX films in the U.S. Showtime also has the right to distribute STX films in the U.S. through its pay TV platform during other non-exclusive post-theatrical windows. STX receives licensing fees for the distribution of its films by Showtime based on theatrical revenue, which is based on the U.S. box office receipts of the film. In the United Kingdom and Ireland, STX licenses the pay TV distribution rights on a film-by-film basis, but typically to a subsidiary of Metro Goldwyn Mayer. The distribution of films on international pay TV platforms is typically covered under the output agreements described above.

Other Post-Theatrical

Following the pay TV distribution window, STX licenses its films for exhibition through streaming platforms and free TV networks. Streaming services include services such as Netflix, for which consumers pay a monthly or annual fee for on demand access to a library of films and TV programs. Free TV services include broadcast and cable networks such as FX, Univision, A&E Networks and Turner Entertainment Networks. This window typically lasts for six years, where each film is licensed to a variety of licensees, each for a period of one year. Thereafter, the film continues to be licensed across pay TV and free TV platforms.

Eros

Eros has a multi-platform business model and derive revenues from the following three distribution channels:

•	Theatrical: The theatrical channel largely includes revenues from multiplex chains, single screen theaters, distributors and content aggregators in case of dubbed and/or subtitled versions. Eros is a leading player in a growing and under-penetrated cinema market with a consistent and leading box office market share. Based on gross collections reported by comScore, Eros market share as an average over the preceding eight calendar years to 2018 is 24% of all theatrically released Indian language films in the United Kingdom and the U.S.
•	Television Syndication: Eros de-risks theatrical revenues while enhancing revenue predictability through pre-sales and television syndication which includes satellite television broadcasting, cable television and terrestrial television. Eros licenses Indian film content (usually a combination of new releases and existing films in our library) over a stated period of time in exchange for a license fee, where payment terms may extend up to two to three years in some cases. Eros currently has television syndication content agreements in place with over 30 international broadcasters in the U.S., Asia, Europe and the Middle East, and includes long-term television syndication agreements with broadcast companies such as Viacom 18 Media in India, SABC in South Africa, E Vision in the UAE and Tanzania TV, among others.
•	Digital and ancillary: In addition to Eros’ theatrical and television distribution networks, Eros has a global network for the digital distribution of our content, which consists of full-length films, music, music videos, clips and other video content. Through its digital distribution channel, Eros mainly monetizes music assets and distributes films and other content primarily in VOD (including streaming video-on-demand (“SVOD”) and satellite (“Direct to Home” or “DTH”) and online internet channels. This enables Eros to prolong the lifecycle of its films and film library. A significant portion of the Indian and international population are moving towards adoption of digital technology. A 2020 Cisco Annual Internet Report predicted that there will be over 907 million internet users and 966 million mobile users in India by 2023. Given these growth opportunities, Eros is increasing its focus on providing on-demand services via Eros Now, which leverages its extensive digital film and music libraries to stream a wide range of content.

Eros generally monetizes each new film it releases through an initial 12-month revenue cycle commencing after the film’s theatrical release date. Thereafter, the film becomes part of the film library where Eros seeks to continue to monetize the content through various platforms. The diagram below illustrates a typical distribution timeline through the first 12 months following theatrical release of one of Eros’ films.

Eros Film release first cycle timeline

Eros currently acquires films for global distribution, including the Indian domestic market, as well as films for distribution only outside of India.

Certain information regarding initial distribution rights to films initially released in the twelve months ending March 31, 2020, 2019 and 2018 is set forth below:

	Year ended March 31,
	2020	2019	2018
Global (India and International)
Hindi films	2	7	10
Regional films (excluding Tamil films)	21	49	3
Tamil films	—	3	1
International Only
Hindi films	6	7	1
Regional films (excluding Tamil films)	—	—	—
Tamil films	—	—	—
India Only
Hindi films	—	1	3
Regional films (excluding Tamil films)	1	5	6
Tamil films	—	—	—
Total	30	72	24

Eros distributes content in over 50 countries through its own offices located in key strategic locations across the globe. In response to Indian cinemas’ continued growth in popularity across the world, especially in non-English speaking markets, including Germany, Poland, Russia, Southeast Asia and Arabic speaking countries, Eros offers dubbed and/or subtitled content in over 25 different languages. In addition to internal distribution resources, the global distribution network includes relationships with distribution partners, sub-distributors, producers, directors and prominent figures within the Indian film industry and distribution arena.

Theatrical Distribution and Marketing

India Distribution. The Indian theatrical market is comprised of both multiplex and single screen theaters which are 100% digitally equipped. In India, the cost of distributing a digital film print is lower than the cost of distributing a digital film print in the U.S. Utilization of digital film media also provides additional protection against unauthorized copying, which enables us to capture incremental revenue that Eros believes is at risk of loss through content piracy.

India is divided into 14 geographical regions commonly known as “Film Circuits” or “Film Territories” in the Indian film business. Eros distributes its content in all of the circuits either through its internal distribution offices (Mumbai, Delhi, East Punjab, Mysore and Bihar) or through sub-distributors in remaining circuits. The Film Circuits where Eros has direct offices comprise of a market share of up to 75% of the India theatrical revenue. Eros’ primarily internal distribution network allows greater control, transparency and flexibility over the core regions in which Eros distributes its films, and allows Eros to retain a greater portion of revenues per picture as a result of direct exploitation instead of using sub-distributors, which requires the payment of additional fees, sub-distributor margins or revenue shares.

Eros entered into agreements with certain key multiplex operators to share net box office collections for our theatrical releases with the exhibitor for a predetermined base fee of 50% of net box office collections for the first week, after which the split decreases over time.

Eros primarily enters into agreements on a film-by-film and exhibitor-by-exhibitor basis. To date, our agreements have been on terms that are no less favorable than the terms of the prior settlement agreements; however, Eros cannot guarantee such terms can always be obtained.

The largest number of screens in India that Eros books for a particular film are booked for the first week of theatrical release, because as a substantial portion of box office revenues are collected in the first week of a film’s theatrical exhibition. Eros’ agreements with pan India multiplex operators is such that 100% of the entire first week of its share of revenues from all the films from such multiplexes is paid to Eros within 10 days of the release.

In single screens Eros either obtains non-refundable minimum guarantees/refundable advances and a revenue sharing arrangement above the minimum guarantee and with certain smaller multiplex chains Eros obtains refundable advances and a revenue sharing arrangement.

Pursuant to the Cinematograph Act, Indian films must be certified for adult viewing or general viewing by the CBFC, which looks at factors such as the interest of sovereignty, integrity and security of India, friendly relations with foreign states, public order and morality. Obtaining a desired certification may require Eros to modify the title, content, characters, storylines, themes or concepts of a given film.

International Distribution. Outside of India, Eros distributes our films theatrically through its offices in Dubai, Singapore, the U.S., the United Kingdom, Australia and through sub-distributors in other markets. In international markets, instead of focusing on wide releases, Eros selects a smaller number of theatres that play films targeted at the expatriate South Asian population or the growing international audiences for Indian films. Eros generally theatrically releases subtitled versions of its films internationally on the release date in India, and dubbed versions of films in countries outside of India 12-24 weeks after their initial theatrical release in India.

Marketing. The marketing campaign of a film is an integral part of the overall theatrical distribution strategy. It typically starts before the film goes into production with the marketing campaign peaking closer to the release of the film. Eros’ marketing team creates a comprehensive campaign with emphasis across various media platforms, including carrying out public relation campaigns and utilizing print, brand partnerships, music pre-releases, print and outdoor advertising, brand partnerships and marketing on various social media and other digital platforms. Each film campaign is unique and has a strategic, targeted approach based on the genre, talent involved, positioning of the movie, target group and overall strategy. In addition, prior to the release of a film, Eros introduces various film assets, including posters, teasers, trailers and songs to generate momentum.

Eros’ marketing efforts are primarily managed by employees located in offices across India or in one of our international offices in Dubai, Singapore, the U.S., the United Kingdom, and Australia. Occasionally, sub-distributors manage marketing efforts in regions that do not have a dedicated Eros STX team, using the creative aspects developed by Eros for the marketing campaigns. Managing marketing locally permits Eros to more easily identify appropriate local advertising channels and results in more effective and efficient marketing.

Television Distribution

India Distribution. Eros believes that the increasing television audience in India creates new opportunities for Eros to license our film content, and expands audience recognition of the Eros name and film products. Eros licenses Indian film content (usually a combination of new releases and existing films in our library), to satellite television broadcasters operating in India under agreements that generally allow them to telecast a film over a stated period of time in exchange for a specified license fee. Eros has, directly or indirectly, licensed content for major Indian television channels such as Colors, Sony, the Star Network and Zee TV.

International Distribution. Outside of India, Eros licenses Indian film content to content aggregators to reach cable and pay subscribers and for broadcasting on major channels and platforms around the world. Eros also licenses dubbed content to Europe, Arabic-speaking countries and in Southeast Asia and other parts of the world. Often such licenses include not just new releases, but films grouped around the same star, director or genre. International pre-sales of television, music and other distribution rights are an important component of the overall pre-sale strategy. Eros believes that our international distribution capabilities and large library of content enable Eros to generate a larger portion of its revenue through international distribution.

Digital Distribution

In addition to Eros’ theatrical and television distribution networks, Eros has a global network for the digital distribution of its content, which consists of full length films, music, music videos, clips and other video content. Through its digital distribution channel, Eros mainly monetizes music assets and distribute movies and other content primarily in IPTV, VOD (including SVOD and DTH) and online internet channels. Eros’ film content is distributed in original language, subtitled into local languages or dubbed, in each case as driven by consumer or regional market preferences. With its large library of content and slate of new releases, Eros has sought to capitalize on changes in consumer demand through early adoption of new formats and services, which Eros believes enables them to generate a larger portion of revenue through digital distribution than the film entertainment industry average in India.

With a significant portion of the Indian and international population moving towards the adoption of digital technology, Eros is increasing its focus on providing on demand services, although the platforms and strategies differ by region. Outside of India, there is a proliferation of cable, satellite and internet services that Eros supplies. In addition, with the proliferation of internet users, Eros is increasing its online distribution presence as well. These platforms enable it to continue to monetize a film in its library long after its theatrical release period has ended. In addition, the speed, ease of availability and prices of digital film distribution diminish incentives for unauthorized copying and content piracy.

In North America, Eros has an agreement with International Networks, a subsidiary of Comcast, to provide an SVOD service fully branded as “Eros Now.” The service is carried on most of the major cable network providers including Comcast, Cox Communications, Cablevision and Time Warner Cable. Eros provides all programming for this film and music channel and share revenues with the cable providers. Eros also provides content to Amazon Digital and participate in a revenue share deal. In Canada, Eros has signed a Program License Agreement for various movies with Rogers Broadcasting Limited. In Europe, Eros has partnered with My Digital Company (France), ESC Distribution (France) and MT Trading Ug (Germany). To maximize the reach of digital content, Eros currently has collaborations and partnerships in India and globally with market-leading telecommunications operators, OEMs and digital distribution entities to make available its digital service Eros Now across global audiences. Eros’ partners include, among others, major telecommunications providers such as Airtel, Reliance Jio, Etisalat, Ooredoo, Vodafone and many more as well as streaming service providers such as Amazon Channels, Apple+ Channels, YouTube, Virgin Media, Roku, Sony TV and a plethora of connected devices.

Market opportunity

India: Eros’ distribution capabilities enable it to target a majority of the 1.3 billion people in India. Recently, as demand for regional films and other media has increased in India, Eros’ brand recognition in Hindi films has helped it to grow its non-Hindi film business by targeting regional audiences in India and overseas. With Eros’ distribution network for Hindi, Tamil and Telugu films, Eros believes they are well positioned to expand their offering of non-Hindi content.

Overseas: Depending on the film, the distribution rights Eros acquires may be global, international or India only. Indian films have a global appeal and their popularity has been increasing in many countries that consume dubbed and subtitled foreign content in local languages. These markets include Germany, Poland, Russia, France, Italy, Spain, Indonesia, Malaysia, Japan, South Korea, China, the Middle East and Latin America among others. In all these markets, it is the locals who are neither English nor Hindi speaking who view the content of the Indian film in a dubbed or subtitled version in their language, similar to the manner in which they view Hollywood content. Additionally, there is a large established Indian diaspora in North America which has a strong interest in the content of the Indian film industry. Other international markets that exhibit significant demand for subtitled or dubbed Indian-themed entertainment include Europe and Southeast Asia.

In addition, China is increasingly becoming an important market, and Eros expects to release select films from our slate into China. Eros recently released Andhadhun in China in collaboration with a leading Chinese film distributor Tang Media Partners. In March 2018, Eros released Bajrangi Bhaijan across more than 8,000 screens, including in China, and collected over $45 million at the box office in China, which Eros believes indicates a clear interest in Indian films by Chinese movie goers. As part of its strategy to penetrate further into the Chinese market, Eros Now has partnered with iQiyi, one of China’s largest online video sites, through a content licensing arrangement in September 2018, making it the first South Asian OTT platform operator to have direct access to the Chinese market.

Eros Now Market Opportunity: Eros Now is uniquely positioned to benefit from the fast-growing internet and mobile penetration in India. A 2020 Cisco Annual Internet Report predicted that there will be over 907 million internet users and 966 million mobile users in India by 2023. The adoption of 4G is gradually increasing and 3G and 4G now constitute over 75% of the overall wireless internet user base in India. Initiatives such as broadband rollout and public Wi-Fi as part of the Indian government’s “Digital India” campaign and the promotion of 4G data packs by leading telecoms help boost the quality of digital infrastructure in India. Eros plans to take advantage of this growth and continue to grow Eros Now’s paying user base in India and internationally.

Eros Now

With a significant portion of the Indian and international population moving towards the adoption of digital technology, Eros is increasing its focus on providing on-demand services via Eros Now. Eros Now leverages an extensive digital film and music libraries to allow the user to stream a wide range of content. Users can access Eros Now through apps, WAP and the internet. As of June 30, 2020, Eros Now had over 205.8 million registered users and 33.8 million paying users worldwide, compared to 166 million registered users and 21.1 million paying subscribers as of June 30, 2019, representing increases of 24% and 60% respectively. Eros defines “paying subscribers” to mean any subscriber who has made a valid payment to subscribe to a service that includes Eros Now services as part of a bundle, or on a standalone basis, either directly or indirectly through an OEM or mobile telecom provider in any given month, be it through a daily, weekly or monthly billing pack. With a significant portion of the Indian and international population moving towards the adoption of digital technology, Eros is increasing its focus on providing on-demand services via Eros Now. Eros Now users have demonstrated some of the highest levels of engagement in the Indian OTT space. According to a report published by Counterpoint in June 2019, 68% of Eros Now users indicated that they watch content daily as compared to 58% average in case of other OTT platforms. According to the same report, Eros Now has the largest share (59%) of users in the 25-39 age bracket in Tier II/III cities, the highest among Indian OTT platforms.

Eros believes Eros Now has the largest Indian language movie content library worldwide with over 12,000 digital titles, out of which approximately 5,000 films are owned in perpetuity. Eros Now also has a deep library of short-form content, including music videos, trailers, original shorts exclusive interviews and marketing shorts. During the twelve months ended March 31, 2020, Eros Now digitally released a total of 630 films in 12 different Indian languages. Over the same period over 8,000 music audio and video files were released on Eros Now as well as over 500 units of short form and Eros Now Originals & Quickie content. Since the inception of Eros Now, Eros has digitally premiered (first ever digital release) over 250 films on the Eros Now platform. Eros has also introduced the concept of theatrical films launching on OTT prior to its satellite premiere, which is a testament to the strength of our platform and breadth and depth of our offering.

To maximize the reach of Eros Now, Eros currently has partnerships and strategic collaborations globally with telecommunications operators, OEMs and streaming services providers to offer Eros Now content to their users and subscribers. For instance, Eros recently announced our arrangement with Apple to make Eros Now available on the new Apple TV app. Eros Now is also available to customers of Reliance Jio, a major Indian mobile network operator owned by Reliance and BSNL, an Indian state-owned telecommunications company in accordance with a recent agreement that Eros entered into with BSNL, as well as the Malaysia-based Celcom and Maxis Berhad, Mauritius Telecom, Etisalat and Indonesia-based XL Axiata. Under these partnerships, subscribers on these networks gain access to Eros Now’s extensive content including full-length movies and thematically-created playlists along with functions such as multi-language subtitles for movies, music video playlists, regional language filters, video progression and a watch list of titles. In addition, Eros Now has entered the Sri Lankan market through a partnership with Dialog Axiata, Sri Lanka’s premier connectivity provider, and will be available on the Dialog ViU app.

Eros Now is also available in the Apple App Store and Google Play Store for download and can be streamed on any device including Amazon Fire TV stick, all iOS enabled devices and Roku, making the entertainment experience platform agnostic. Eros Now has over 60 distribution partners around the world including Apple TV+, Amazon Channels, Virgin Media, Roku, Etisalat and xfinity.

Eros Now uses advanced technologies in the creation of content, giving each Eros Now original series or episode the same production treatment a film receives. In addition, Eros Now uses advanced technologies to allow its users easy maneuverability on its platform, including categorization, search function and stacking of content under different domains.

In September 2019, Eros announced a ground-breaking commercial partnership with Microsoft with the goal of transforming the content streaming experience for consumers globally. Eros expects that this collaboration will help Eros Now develop a new intuitive online video platform to ensure seamless delivery of content across countries and languages. It will also create a host of new interactive voice command offerings for customers, including video search experiences across multiple Indian languages, and personalized content suggestions. This collaboration will help the Eros Now platform enhance and strengthen its reach across the globe and increase consumer engagement.

Eros Now has been increasingly focused on delivering product features to further monetize its growing registered user base. For example, Eros has launched Eros Now Quickie, a platform where viewers can access quality short stories to further supplement our existing vast digital content library.

The Eros Now platform also partners with leading companies in various industries other than entertainment in an effort to create vertical synergy and attract more users for its content. These companies cover industries including banking and lifestyle. For example, Eros Now has partnerships with three major electronic payment platforms: Paytm, CashKaro and Freecharge. Eros Now can have access and advertise its services to the users of these payment platforms and existing viewers can more easily purchase Eros Now content. In addition, Eros Now has partnerships with other brands like Cathay Pacific, Emirates, ICICI Bank, and Grofers, among others.

Eros Now has focused on the core of the video technology business actively and will continue to invest in development over the coming years. At the helm of this initiative is Eros’ relationship with Microsoft to develop the next generation video technology backend to deliver language based content to audiences over the world through investments in remote villages in India wherein Eros enables Village Level Entrepreneurs to distribute Eros Now on Internet cards across the country, its relationship with Dolby and being the first partner to introduce Dolby Atmos and Vision on Eros applications for OTT customers, its strategic relationship with Epic Games and the work being done on Unreal Engine to revolutionize pre-visualization technology based content production.

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

Eros Now Originals

Eros Now’s various digital series, comprising a broad mix of genres from comedy to horror and crime thriller, have been well received by its viewers. Eros has a uniquely compelling slate of films and original series scheduled for release over the coming quarters, and Eros expects this to help drive continued growth in its Eros Now business as well as box-office revenue.

With compelling global concepts and productions in partnership with the best talent available, Eros believes that Eros Now’s slate of original films and series will appeal to a wide range of audiences. In fiscal year 2021 Eros Now is planning to launch an exclusive stable of feature films, made-for-digital originals films and original episodic programs, some including: Flesh by Siddharth Anand; Halahal by Zeishan Qadri; Bhumi by Pavan Kripalani; and a most awaited Season 2 of its well-known series Metro Park. Over the past few months, despite the COVID-19 pandemic, Eros has released several pieces of original content on the Eros Now platform, A Viral Wedding, Metro Park (Quarantine Edition), Date Gone Wrong (Quarantine Edition).

Music

Music is integral to our films, and when Eros obtains global, all-media rights in our acquired or co-produced films, music rights typically are included. Film music rights are often marketed and monetized separately from the underlying film, both before and after the release of the related films. In addition, Eros acts as a music publisher for third-party owned music rights within India. Through our internal resources and network of licensees, Eros is able to provide its consumers with music content directly, through third-party platforms or through licensing deals.

Eros also exploits the music publishing and master rights they own, which involves directly licensing songs to radio and television channels in India, synchronizing of music content to film, television and advertisers globally, as well as receiving royalties from public performance of these songs when they are played at public events. Ancillary revenues from public performances in India are collected and paid over to us through Novex, which monitors, collects and distributes royalties to its members.

During the fiscal year, 2020 Eros announced a transformational alliance between Eros Now and YouTube Music Premium. This was the first time ever, in any geography, that Google/YouTube had partnered with a SVOD OTT player for a joint bundling and marketing opportunity. In addition, Eros Now developed the customer journey to provision access to both products and leveraged our new payment funnel. The campaign was supported by a robust digital marketing push from both sides.

Impact of COVID-19

COVID-19 has had, and is likely to continue to have, a severe and unprecedented impact throughout the world. The outbreak and resulting steps taken by governments to contain the virus significantly affected Eros’ and STX’s businesses in the first quarter of fiscal year 2021. Measures to prevent its spread, including restrictions on social gatherings, effectively shut down theatrical exhibition and content production in India, the US and other major markets for extended and varying periods of time. These factors will influence future releases across the theatrical, television and digital distribution windows. Overall, the pandemic’s effect on our business has been negative and the continued, indefinite disruption of operations has created uncertainty around near-term cash flows and results.

During the period from March 31, 2020 to October 23, 2020, Eros had several theatrical film releases scheduled in India and overseas, namely Haathi Mere Saathi in three languages (Hindi, Tamil and Telugu) and Shokuner Lobh (Bengali), among others. However, under the present circumstances of the COVID-19 pandemic, Eros has made the decision to defer the release of these (and other) films indefinitely until the situation changes, so that the revenue opportunities from these films can be maximized and improve cash flows to better serve our commitments to stakeholders.

Similarly, the pandemic has caused STX to adapt its release strategy on several projects. My Spy, for instance, was originally slated for a worldwide theatrical release starting in March 2020. While some territories released the film as scheduled, others including the US, the UK, France and Italy bypassed theaters in favor of a deal with Amazon to make it exclusively available on the company’s Prime Video streaming service. The rollout of Greenland, originally scheduled for a worldwide theatrical release starting in summer 2020, was also affected. A number of markets moved forward with successful theatrical releases, but a deal was struck with AT&T’s HBO Max for distribution in the US on its streaming platform following a premium video on-demand (PVOD) release in December 2020. And finally, a deal was made with Disney’s Hulu for US distribution of The Secret Garden on its streaming platform following the film’s PVOD release in August 2020. These examples have not only allowed the company to generate meaningful cash flows under difficult circumstances, but also demonstrate the viability of alternative business models to effectively monetize its content.

The COVID-19 pandemic has changed the social lives of people across regions and economic sections. While theatres are still not fully available, home consumption mediums, such as television channels and OTT platforms (digital platforms) have gained in popularity and viewership. Going forward, along with industry peers, Eros has started to consider changes to various operational and legal aspects of the business, such as project timelines, product costs, schedules, legal commitments, etc., in order to adjust to the ‘new normal’ being presented to the world.

Eros’ OTT platform Eros Now, for which the majority of the content library comprises its own existing content and acquired content, has also started considering innovative ways of updating its existing content libraries. Given the rise in demand for content and increasing online viewership, and the disruption in production of new content, existing content is likely to become more valuable in the future which will benefit us.

The Company believes, but cannot guarantee, that the cinematic exhibition industry will ultimately rebound and benefit from pent-up consumer demand for out-of-home entertainment once government restrictions are lifted and home sheltering subsides. However, the ultimate significance of the pandemic, including the extent of the adverse impact on our financial and operational results, will be dictated by the currently unknowable duration and the effect on the overall economy and of responsive governmental regulations, including shelter-in-place orders of the pandemic and mandated suspension of operations. See “Part I—Item 3. Key Information—D. Risk Factors.”

Given the above, while the media and entertainment sector is currently grappling with various challenging issues as people strive to return to normalcy, eventually the entertainment sector may be amongst the first to recover and continue to provide premium entertainment to consumers around the world.

Intellectual Property

As Eros’s revenues are primarily generated from commercial exploitation of its films and other audio and/or audio-visual content, its intellectual property rights are a critical component of its business. Unauthorized use/access of intellectual property, particularly piracy of DVDs and CDs, as well as on-line piracy through unauthorized streaming/downloads, is widespread in India and other countries, and the mechanisms for protecting intellectual property rights in India and such other countries are not as effective as those of the U.S. and certain other countries. In order to fight against piracy, Eros participates directly and through industry organizations by way of actions including legal claims against persons/entities who illegally pirate Eros content. Furthermore, Eros also deals with piracy issues by promoting and marketing its films to the highest standards in order to ensure maximum viewership and revenues early in its release and shortening the period between the theatrical release of a film and its legitimate availability on DVD and VCD in the market. This is supported by the trend in the Indian market for a significant percentage of a film’s box office receipts to be generated in the first few weeks after release.

Recently, there has been a rapid transition of consumer preference from physical to digital modes of consumption of film and related content via on-line, mobile and digital platforms. This has enabled Eros’ OTT platform Eros Now to grow rapidly, which subjects it to competition from other such OTT platforms along with sites offering unauthorized pirated content. In order to tackle this issue of on-line piracy, Eros has adopted Digital Rights Management technology in order to ensure that its content is protected from unauthorized and illegal access and copying.

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

U.S. Intellectual Property Laws

The U.S. Copyright Office regulates copyrights in the U.S. under the authority granted by the federal Copyright Act. In the U.S., federal law grants a copyright owner exclusive control over several rights, including the right to distribute, copy, publicly display, and otherwise exploit the work embodied in the copyright. The Digital Millennium Copyright Act (the “DMCA”) provides additional protection for our media content by prohibiting the circumvention of access or copy controls. Under the DMCA, we utilize technology to limit the platforms on which others can play our copyright containing media. We can also protect our copyright protected content by bringing copyright infringement suits seeking injunctions or damages. In the U.S., copyright owners must generally register a copyright before bringing a claim against a third-party for copyright infringement in a U.S. federal court.

Part of our business involves establishing a reputation for quality entertainment content and services and associating that quality with our recognizable brands. Trademarks are symbols or words used to designate the source of a particular good or service. In the U.S., the Lanham Act governs the rules of eligibility for federal trademark registration and protection. A trademark owner can bring an action to prevent unauthorized third parties from using similar marks in a way that would create confusion as to the source of any associated goods or services. Trademark rights may be maintained indefinitely in the U.S., but protection may be lost if the mark is no longer used to identify goods or services or the mark otherwise loses its significance as a designator of source or affiliation. We have successfully registered trademarks for our principal brands both in the U.S. and in other countries around the world.

Our business also relies upon the protection of certain business, financial, and technical information protected as trade secrets. Trade secrets are protected in the U.S. under the federal Defend Trade Secrets Act, and at the state level, generally, through the Uniform Trade Secrets Act. There is no official registration policy for trade secrets, and our continued right to protect our trade secrets are preserved by our own efforts to maintain secrecy. Trade secret owners can bring an action against third parties for misappropriation if a third-party obtains access to a trade secret by improper means.

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

In lieu of the above, the Trademarks Act was amended by the Trade Marks (Amendment) Act 2010, or (the “Trademarks Amendment Act”). The Trademarks Amendment Act empowers the Registrar of Trade Marks to deal with international applications originating from India as well as those received from the International Bureau and to maintain a record of international registrations. This amendment also removes the discretion of the Registrar of Trademarks to extend the time for filing a notice of opposition of published applications and provides for a uniform time limit of four months in all cases. Further, it simplifies the law relating to transfer of ownership of trademarks by assignment or transmission and brings the law generally in line with international practice. Pursuant to the Madrid Protocol and the Trademarks Amendment Act, we have obtained trademarks in Egypt, the European Community, United Arab Emirates, Australia and the U.S.

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

Competition

Eros

The Indian film industry has experienced robust growth over the last few years and the same is changing the competitive landscape. By opening up and relaxing the entry barriers for foreign investments in certain key areas of this industry, including the relaxation norms for the broadcasting sector (DTH, cable networks, internet & OTT Platforms etc.), the Government of India has provided the sector much needed impetus for growth. Several segments of the industry (such as broadcasting, films, sports and gaming) have especially undergone unprecedented advancements on multiple dimensions. The use of the latest technology in all phases of production, digitization and globalization of content, the availability of multiple revenue streams, financial transparency and corporatization have contributed towards the paradigm shift that the Media & Entertainment industry in India has witnessed over the last decade or so.

Eros believe it was one of the first companies in India to create an integrated business of sourcing new Indian film content through co-productions and acquisitions while building a valuable library of rights in existing content and also distributing Indian film content globally across formats.

Some of Eros’ direct competitors, such as Disney, 20th Century Fox Pictures and Viacom Studio 18, have moved towards similar models in addition to their other business lines within the Indian entertainment industry. Eros also faces competition from the direct or indirect presence in India of significant global media companies, including the major Hollywood studios. Disney has acquired 100% of UTV and Viacom Inc. has ownership interests in Viacom Studio 18, while other Hollywood studios, such as News Corporation and Sony, have established local operations in India for film distribution, and have released a limited number of Indian films. Eros’ primary competitors for Indian film content in the markets outside of India are UTV, Fox, Viacom and Yash Raj Films. Eros believes its experience and understanding of the Indian film market positions it well to compete with new and existing entrants to the Indian media and entertainment sector. Based on gross collections reported by comScore, Eros’ market share as an average over the preceding seven calendar years to 2018 is 24% of all theatrically released Indian language films in the United Kingdom and the U.S. Competition within the industry is based on relationships, distribution capabilities, reputation for quality and brand recognition.

STX

STX operates in a highly competitive environment for creative talent and intellectual property, as well as audience and distribution of our content. STX competes with a variety of entertainment and media companies that have substantial resources to produce and acquire content worldwide, including broadcast networks, basic and premium cable networks, streaming services, film and television studios, production groups, independent producers and syndicators, television stations and television station groups.

STX competes for the acquisition of film and television properties, the services of performing artists, directors, producers and other creative and technical personnel as well as for production financing, all of which are essential to the success of our businesses.

In addition, STX films compete for audience acceptance and exhibition outlets with films produced and distributed by other companies. Likewise, STX’s television productions face significant competition from independent distributors as well as major studios.

As a result, the success of STX’s film or television product is dependent not only on the quality and acceptance of a particular film or program, but also on the quality and acceptance of other competing content released into the marketplace at or near the same time.

Given this level of competition, STX attempts to operate with a different business model than others. STX’s production strategy typically emphasizes a lower cost structure, risk mitigation, and financial partnerships and innovative financial arrangements. STX has a streamlined corporate structure and entrepreneurial culture that enables flexibility and agility throughout the production and distribution process.

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

Beginning on November 13, 2015, the Company was named a defendant in five substantially similar putative class action lawsuits filed in federal court in New Jersey and New York by purported shareholders of the Company. On May 17, 2016, the putative class actions filed in New Jersey were transferred to the U.S. District Court for the Southern District of New York where they were subsequently consolidated with the other two actions. The Court-appointed lead plaintiffs filed a single consolidated complaint on July 14, 2016 and amended on October 10, 2016. The amended consolidated complaint alleged that the Company and certain individual defendants violated Sections 10(b) and 20(a) of the Exchange Act, but did not assert certain claims that had been asserted in prior complaints. The remaining claims were primarily focused on whether the Company and individual defendants made material misrepresentations concerning the Company’s film library and materially misstated the usage and functionality of Eros Now, our digital OTT entertainment service. On September 25, 2017, the U.S. District Court for the Southern District of New York entered a Memorandum & Order dismissing the putative class action with prejudice. On October 23, 2017, lead plaintiffs filed a Notice of Appeal. On August 24, 2018, the U.S. Court of Appeals for the Second Circuit issued a summary order affirming the district court’s earlier dismissal, with prejudice.

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

Beginning on June 21, 2019, the Company was named a defendant in two substantially similar putative class action lawsuits filed in federal court in New Jersey by purported shareholders of the Company. The lawsuits allege that the Company and certain individual defendants violated Sections 10(b) and 20(a) of the Exchange Act by making false and/or misleading statements regarding the Company’s accounting for trade receivables. On September 27, 2019, the putative class action filed in California was transferred to the U.S. District Court for the District of New Jersey. On April 14, 2020, the three putative class actions were consolidated, and a lead plaintiff was appointed. On July 1, 2020, the court-appointed lead plaintiff filed a consolidated complaint. The consolidated complaint expands the scope of the allegations. The Company expects to file a motion to dismiss, which is due August 28, 2020.

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

Eros India and its subsidiaries received several assessment orders and demand notices from VAT and sales tax authorities in India. Several revised orders have been received during the year. Eros has considered an amount equal to $3 million (net of monies paid under protest $0.1 million and including interest and penalty) for the periods under dispute as contingent. Eros has appealed against each of the orders outstanding, and such appeals are pending before relevant tax authorities. Though, uncertainties are inherent in the final outcome of these matters, the Group believes, based on assessment made after taking legal advice, that the final outcome of the matters will be favorable.

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

Government Regulations

The following description is a summary of various sector-specific laws and regulations applicable to the Company.

Material Isle of Man Regulations

Companies Regime. The Isle of Man is an internally self-governing dependent territory of the British Crown. It is politically and constitutionally separate from the United Kingdom and has its own legal system and jurisprudence based on English common law principles.

Isle of Man company law is largely based on that of England and Wales. There are two separate codes of company law, embodied in the Companies Acts of 1931-2004 (commonly referred to as the 1931 Act as the principal Act is the Companies Act 1931) and the 2006 Act), respectively. Our Company was incorporated on March 31, 2006 under the 1931 Act. Effective September 29, 2011, it re-registered as a company incorporated under the 2006 Act.

The 2006 Act updated and modernized Isle of Man company law by introducing a new simplified corporate vehicle into Isle of Man law. The 2006 Act corporate vehicle follows the international business company model available in a number of other jurisdictions. Companies incorporated or re-registered under the 2006 Act are governed solely by its provisions and, except in relation to liquidation and receivership, are not subject to the provisions of the 1931 Act. The following are some of the key characteristics of companies incorporated under the 2006 Act:

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

Miscellaneous. In addition to the foregoing, the following other points should be noted in relation to companies incorporated under the 2006 Act:

•	there are no prohibitions in relation to the company providing financial assistance for the purchase of its own shares provided the directors are satisfied, on reasonable grounds, that the company will satisfy the statutory solvency test (as referred to under “Differences in Corporate Law” below);

•	there is no differentiation between public and private companies, but a company may adopt a name ending in the words “Public Limited Company” or “public limited company” or the abbreviation “PLC” or “plc”;
•	there are simple share offering/annual report requirements;
•	there are reduced compulsory registry filings;
•	the statutory accounting requirements are simplified; and
•	the 2006 Act allows a company to indemnify and purchase indemnity insurance for its directors. Shareholders should note that the above list is not exhaustive.

Exchange Controls

No foreign exchange control regulations are in existence in the Isle of Man in relation to the exchange or remittance of sterling or any other currency from the Isle of Man and no authorizations, approvals or consents will be required from any authority in the Isle of Man in relation to the exchange and remittance of sterling and any other currency whether awarded by reason of a judgment or otherwise falling due and having been paid in the Isle of Man. By virtue of the Bretton Woods Order in Council, any obligation which involves the currency of any member of the International Monetary Fund and which is contrary to the exchange control regulations of that member may not be enforceable in the Isle of Man courts.

Material Indian Regulations

We are subject to other Indian and International regulations which may impact our business. In particular, the following regulations have a significant impact on our business:

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

Labor Laws. Depending on the nature of work and number of workers employed at any workplace, various labor related legislations may apply. Certain significant provisions of such labor related laws are provided herewith. The Employees’ Provident Fund and Miscellaneous Provisions Act, 1952, or the EPF Act, applies to factories employing 20 or more employees and such other establishments as notified by the Government from time to time. It requires all such establishments to be registered with the relevant Provident Fund Commissioner. Also, such employers are required to contribute to the employees’ provident fund the prescribed percentage of the basic wages and certain cash benefits payable to employees. Employees are also required to make equal contributions to the fund. A monthly return is required to be submitted to the relevant Provident Fund Commissioner in addition to the maintenance of registers by employers.

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

Material U.S. Regulations

U.S. Employment Laws

In the U.S., employment law covers all aspects of the employer-employee relationship and workplace activity. Federal, state and local laws often differ, with any federal restrictions generally taking precedence over state or local regulations. Among the aspects of the employer-employee relationship subject to applicable law are hours of work, minimum wages, overtime, immigration, equal employment opportunity, equal pay, employee benefits, mass layoffs, leave entitlements, collective bargaining, occupational safety and health, workers compensation, unemployment benefits, and affirmative action. Key federal agencies responsible for the enforcement of these laws include the Department of Labor, the Equal Employment Opportunity Commission, the National Labor Relations Board, and the Immigrations and Customs Enforcement division of the Department of Homeland Security. Among the major such laws are:

•	Occupational Health and Safety. The U.S. Occupational Safety and Health Act (“OSHA”) and the regulations adopted pursuant to OSHA, and similar statutes and regulations adopted by the states and other local governments that concern occupational health and safety, require employers to, among other things, (i) provide a workplace that is free from serious recognized hazards, (ii) comply with applicable safety standards and regulations, (iii) make certain that employees have and use safe tools and equipment, (iv) provide safety and health training and develop operating procedures that facilitate employee compliance with safety and health requirements, (v) keep records of work-related injuries and illnesses, and (vi) obtain information, keep records and develop a written program regarding hazardous chemicals to which its employees are exposed and provide such information to employees as well as the relevant government authorities upon request.
•	Collective Bargaining Laws. The National Labor Relations Act (“NLRA”) states and defines the rights of employees to organize and to bargain collectively with their employers through representatives of their own choosing or not to do so. To ensure that employees can freely choose their own representatives for the purpose of collective bargaining, or choose not to be represented, the NLRA establishes a procedure by which they can exercise their choice at a secret-ballot election conducted by the National Labor Relations Board. Further, to protect the rights of employees and employers, and to prevent labor disputes that would adversely affect the rights of the public, the NLRA defines and prohibits certain practices of employers and unions as unfair labor practices.
•	Wage and Hour Laws. The Fair Labor Standards Act (“FLSA”) establishes standards for minimum wages, overtime, child labor, and employer recordkeeping. FLSA does not limit an employee’s work hours, but it does require covered workers who work more than forty (40) hours in a week to be paid at least 1 1/2 times the regular rate of pay for hours worked in excess of 40 hours. The FLSA also sets minimum wage levels, restrictions on the engagement of minors, and related matters. Many U.S. states, including California, set their own levels of minimum wage and overtime that exceed the federal standard. For example, covered employees in California are entitled to overtime pay for all hours worked in excess of eight (8) in a day.
•	U.S. Employment Eligibility Verification Laws. The Immigration Reform and Control Act prohibits U.S. employers from hiring or referring individuals who are not authorized to work in the U.S. Employers are also required to thoroughly check the identity and employment authorization of employees.

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

Interested Director Transactions	Under Isle of Man law, as soon as a director becomes aware of the fact that he is interested in a transaction entered into or to be entered into by the company, he must disclose this interest to the Board of Directors. Our articles provide that no director may participate in approval of a transaction in which he or she is interested.	Under Delaware law, some contracts or transactions in which one or more of a Delaware corporation’s directors has an interest are not void or voidable because of such interest provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. For an interested director transaction not to be voided, either the shareholders or the Board of Directors must approve in good faith any such contract or transaction after full disclosure of the material facts or the contract or transaction must have been “fair” as to the corporation at the time it was approved. If board or committee approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.

	Isle of Man Law	Delaware Law

Cumulative Voting	There is no concept of cumulative voting under Isle of Man law.	Delaware law does not require that a Delaware corporation provide for cumulative voting. However, the certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.

Shareholder Action Without a Meeting	A written resolution will be passed if it is consented to in writing by shareholders holding in excess of 50% or 75% in the case of a special resolution of the rights to vote on such resolution. The consent may be in the form of counterparts, and our articles provide that, in such circumstances, the resolution takes effect on the earliest date upon which shareholders holding a sufficient number of votes to constitute a resolution of shareholders have consented to the resolution in writing. Any holder of B ordinary shares consenting to a resolution in writing is first required to certify that it is a permitted holder as defined in our articles. If any written resolution of the shareholders of the company is adopted otherwise than by unanimous written consent, a copy of such resolution must be sent to all shareholders not consenting to such resolution upon it taking effect.	Unless otherwise specified in a Delaware corporation’s certificate of incorporation, any action required or permitted to be taken by shareholders at an annual or special meeting may be taken by shareholders without a meeting, without notice and without a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting at which all shares entitled to vote were present and voted. All consents must be dated. No consent is effective unless, within 60 days of the earliest dated consent delivered to the corporation, written consents signed by a sufficient number of holders to take the action are delivered to the corporation.

Business Combinations	Under Isle of Man law, a merger or consolidation must be approved by, among other things, the directors of the company and by shareholders holding at least 75% of the voting rights. A scheme of arrangement (which includes, among other things, a sale or transfer of the assets of the company) must be approved by, among other things, the directors of the company, a 75% shareholder majority and also requires the sanction of the court.	With certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a Delaware corporation must be approved by the Board of Directors and a majority (unless the certificate of incorporation requires a higher percentage) of the outstanding shares entitled to vote thereon.

	Isle of Man Law	Delaware Law

Interested Shareholders	There are no equivalent provisions under Isle of Man law relating to interested shareholders.	Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales and loans) with an “interested shareholder” for three years following the time that the shareholder becomes an interested shareholder. Subject to specified exceptions, an “interested shareholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation or its bylaws, or an amendment to its original certificate or bylaws that was approved by majority shareholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.

Limitations on Personal Liability of Directors	Under Isle of Man law, a director who vacates office remains liable under any provisions of the 2006 Act that impose liabilities on a director in respect of any acts or omissions or decisions made while that person was a director.	A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, shares repurchases or shares barring redemptions, or any transaction from which a director derived an improper personal benefit. A typical certificate of incorporation would also provide that if Delaware law is amended so as to allow further elimination of, or limitations on, director liability, then the liability of directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended. However, these provisions would not be likely to bar claims arising under U.S. federal securities laws.

	Isle of Man Law	Delaware Law

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

Under Delaware law, subject to specified limitations in the case of derivative suits brought by a corporation’s shareholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of directors who were not parties to the suit or proceeding (even though less than a quorum), if the person:

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

	Isle of Man Law	Delaware Law

Appraisal Rights	There is no concept of appraisal rights under Isle of Man law.	A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.

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

Organizational Structure

We conduct our global operations through our Indian and international subsidiaries, including STX our majority-owned subsidiary Eros India, a public company incorporated in India and listed on the BSE Limited and National Stock Exchange of India Limited, or the Indian Stock Exchanges. Our agent for service of process in the U.S. is Noah Fogelson, located at 3900 West Alameda Avenue, 32nd Floor, Burbank, California 91505.

As of October 23, 2020, the Founders Group holds approximately 12.9% of our issued share capital, which comprise all of our B ordinary shares and 5,080,188 A ordinary shares. Beech Investments Limited, a company incorporated in the Isle of Man, is owned by discretionary trusts that include Eros director Kishore Lulla as a potential beneficiary.

The following diagram summarizes the corporate structure of our consolidated group of companies as of October 23, 2020:

Organizational Chart

Property and Equipment

Our properties consist primarily of studios, office facilities, warehouses and distribution offices, most of which are located in Mumbai, India and Burbank California. We own our corporate and registered offices in Mumbai and our warehouse in England and rent our remaining properties in India, the United Arab Emirates and the United States. Four of these leased properties are owned by members of the Lulla family. The leases with the Lulla family were entered into at what we believe were market rates. See “Part I—Item 7. Major Shareholders and Related Party Transactions” and “Part I—Item 3. Key Information—D. Risk Factors—We have entered into certain related party transactions and may continue to rely on our founders for certain key development and support activities” Property and equipment with a net carrying amount of approximately $8.2 million (2019: $6.7 million) have been pledged to secure borrowings, and we currently do not have any significant plans to construct new properties or expand or improve our existing properties.

The following table provides detail regarding our properties in India and globally.

Location	Size	Primary Use	Leased / Owned
Mumbai, India	13,992 sq. ft.	Corporate Office	Owned
Mumbai, India	2,750 sq. ft.	Studio Premises	Leased(1)
Mumbai, India	8,094 sq. ft.	Executive Accommodation	Leased(1)
Mumbai, India	17,120 sq. ft.	Office	Leased(1)
Mumbai, India	1,000 sq. ft.	Film Negatives Warehouse	Leased
Mumbai, India	100 sq. ft.	Film Prints Warehouse	Leased
Mumbai, India	2,750 sq. ft.	Corporate	Owned
Mumbai, India	900 sq. ft.	Film Prints Warehouse	Leased
Mumbai, India	1200 sq. ft.	Film Prints Warehouse	Leased
Delhi, India	600 sq. ft.	Film Distribution Office	Leased
Punjab, India	438 sq. ft.	Film Distribution Office	Leased
Bihar, India	633 sq. ft	Film Distribution Office	Leased
Chennai, India	841 sq. ft.	Branch Office	Leased
Mumbai, India	4,610 sq. ft.	Executive Accommodation	Leased(1)
Delhi, India	994 sq. ft.	Branch Office	Leased
Dubai, United Arab Emirates	2,473 sq. ft.	Corporate Office	Leased
Dubai, United Arab Emirates	2,473 sq. ft	Corporate Office	Leased
London, England	7,549 sq. ft.	DVD Warehouse	Owned
Secaucus, New Jersey, U.S.	900 sq. ft.	Corporate Office	Leased
San Francisco, California, U.S.	2,315 sq. ft.	Digital Team	Leased
Burbank, California, U.S.	18,980 sq. ft	Corporate Office	Leased
Burbank, California, U.S.	19,097 sq. ft	Corporate Office	Leased
Los Angeles, California, U.S.	18,500 sq. ft	Post-Production Facility	Leased
London, England	2,857 sq. ft	Corporate Office	Leased
London, England	1,578 sq. ft	Corporate Office	Leased

(1) Leased directly or indirectly from a member of the Lulla family.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Merger was accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with STX selected as the accounting acquirer under this guidance. Consequently, our historical financial statements and the financial information discussed in this Item 5 are those of STX.

Prior to the Merger, STX’s fiscal year ends on September 30 of each year. For the purpose of this Item 5, unless the context otherwise requires, references to 2017, 2018 and 2019 refer to the fiscal years ended September 30 of such years. Unless the context otherwise requires, financial information described in this Item 5 is described on a consolidated basis.

A.	Operating Results

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and related notes included elsewhere in this transition report. The following discussion contains forward-looking statements based upon our current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this transition report, particularly in “Part I—Item 3. Key Information—D. Risk Factors.”

Overview

We are an innovative global entertainment company that develops, produces and distributes premium content across a variety of platforms. We generate revenue from box office receipts and licensing and distribution arrangements for films, TV and other content. During the fiscal years ended September 30, 2017, 2018 and 2019, and the six months ended March 31, 2020, approximately 97%, 95%, 91% and 95%, respectively, of our revenue was generated from our films.

Our revenue increased from $201.4 million for the fiscal year ended September 30, 2017 to $448.8 million for the fiscal year ended September 30, 2018 and slightly decreased to $434.3 million for the fiscal year ended September 30, 2019. For the six months ended March 31, 2020, our revenue was $188.5 million, representing an 16% decrease compared to $224.1 million for the six months ended March 31, 2019.

We have incurred losses in each of our fiscal years since we commenced operations. As a result, we had loss from operations of $70.1 million, $173.5 million, $90.4 million and $29.0 million for the years ended September 30, 2017, 2018 and 2019 and the six months ended March 31, 2020, respectively, and negative EBITDA of $68.8 million, $171.7 million, $113.2 million and $14.3 million, respectively, for the same periods. Free cash flow was negative $43.4 million, positive $41.9 million and negative $260.1 million for the years ended September 30, 2017, 2018 and 2019 and positive $7.8 million for the six months ended March 31, 2020, along with cash equivalents and restricted cash of $78.2 million, $168.8 million, $17.9 million and $25.7 million as of the end of such periods, respectively. For definitions of EBITDA and free cash flow, see “Part I—Item 5—Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Measures.”

Under US GAAP, STX was required to expense in the income statement marketing and distribution costs upon release but amortize production expenses to match the first cycle revenue window for each film. Accordingly, like other film studios that report in US GAAP, STX recorded greater expenses relative to projected future revenue as it was ramping its production and distribution. However, STX's operating cash flow and EBITDA have generally improved in the periods prior to the Merger as its content library scaled. The Company believes STX is now at a point of realizing the sustainable benefits of a well-established film library, while continuing to invest in long-lived content ownership and revenue growth. As such, the Company's previously disclosed guidance reflects expected ongoing improvement in these operating results.

Description of Major Components of our Results of Operations

Revenue

We generate revenue from both our film and TV and other operations. We generate revenue from direct distribution of our films in the United States, Canada, the United Kingdom and Ireland through (i) the remittance of a portion of gross box office receipts by theater operators, (ii) the recognition of advances paid by distributors as physical copies of our films on DVD and Blu-ray discs are sold, (iii) the remittance of a portion of receipts by digital platforms from the sale of digital copies of our films, and (iv) the receipt of license fees from pay TV networks, streaming platforms and free TV networks. We generate revenue from our films in the rest of the world through the receipt of license fees plus a portion of the gross receipts after the distributor recoups their license fee. During the fiscal years ended September 30, 2017, 2018, 2019 and the six months ended March 31, 2020, over 90% of our revenue was generated from our films. During the same periods, approximately 11%, 31%, 26% and 26%, respectively, of our revenue was from the theatrical release of our films in the United States and Canada.

We generate revenue from our TV and other content through the receipt of producer and license fees from cable and broadcast networks, streaming platforms and publishers and social media platforms. Revenue generation from our TV and other content is in an early stage compared to our film content and did not account for a significant portion of our revenue during the fiscal years ended September 30, 2017, 2018 and 2019 and the six months ended March 31, 2020. However, as our TV and other business further develops we anticipate that it will account for an increasing portion of our revenue going forward.

The table below sets forth our revenue generated by each of these aspects of our business operations and such revenue as a percentage of total revenue.

	For the Year ended September 30,						For the Six Months Ended March 31,
	2017		2018		2019		2019		2020
	$	%	$	%	$	%	$	%	$	%
	(dollars in thousands)
							(unaudited)
Revenue
Film
Theatrical	20,339	10.1	136,474	30.4	109,716	25.3	58,619	26.2	49,162	26.1
Home Entertainment	94,457	46.9	102,971	22.9	118,716	27.3	71,382	31.9	53,405	28.3
TV/streaming	40,368	20.0	32,026	7.1	71,575	16.5	42,123	18.8	35,168	18.7
Other Post-Theatrical	2,772	1.4	1,245	0.3	4,988	1.1	1,506	0.7	2,649	1.4
International	37,836	18.8	154,915	34.5	88,633	20.4	46,876	20.9	38,198	20.3
Total Film	195,772	97.2	427,631	95.2	393,628	90.6	220,506	98.5	178,582	94.8
TV and Other	5,669	2.8	21,215	4.8	40,633	9.4	3,562	1.5	9,871	5.2
Total revenue	201,441	100.0	448,846	100.0	434,261	100.0	224,068	100.0	188,453	100.0

Our theatrical revenue, which consists of our share of gross box office receipts from theater operators in the United States and sub-distributors in Canada, fluctuates largely based on the number of films that we release during the period and the success of those films in attracting moviegoers. We anticipate that our focus going forward will be on films that we develop or co-develop, produce or co-produce and for which we acquire or retain the domestic and/or international distribution rights (referred to as “produced and distributed films”).

Our post-theatrical revenue consists of (i) home entertainment, which is revenue generated in the United States and Canada from the remittance of sale proceeds by distributors from the sale of physical copies of our films on DVD and Blu-ray discs, (ii) TV/streaming, which is the remittance of a portion of receipts by digital platforms from the sale of digital copies of our films, the receipt of license fees from pay TV, streaming platforms and free TV and (iii) other post-theatrical revenue including revenue generated through the receipt of fees for exhibition of our films by non-cinematic organizations, such as airlines, hotels and others. Post-theatrical revenue is dependent largely upon the success of our films with home movie-watchers, which generally is related to the theatrical success of our films within the United States.

Our international revenue consists of the revenue generated from our films in markets other than the United States and Canada. In the United Kingdom and Ireland, we distribute our films directly. As in the U.S. market, theater operators in the United Kingdom and Ireland remit a portion of gross box office receipts to us. Other than in the United States, the United Kingdom and Ireland, we license distribution rights in the films we produce and/or distribute on a territory-by-territory basis to our distribution partners. In these territories, we generate revenue primarily through the receipt of minimum guaranteed license fees. We also have some upside potential under these agreements, which generally provide that we receive a portion of the gross receipts after the distributor recoups its minimum guaranteed license fee. Our international revenue varies based on the international appeal of our films, which is often linked to the theatrical success of our films within the United States. However, because international licensing revenue includes revenue from licensing for theatrical, home entertainment, TV and digital distribution of our films in foreign markets, it is not as susceptible to large variations caused by the success of a small number of films.

Operating Expenses

Operating expenses primarily include: (i) direct operating expenses, which include film amortization, participations and residuals, capitalized interest and allocated overhead, (ii) distribution and marketing expenses, which include advertising and marketing expenses and home video distribution expenses, (iii) general and administrative expenses, including wages, salaries, severance costs and fees paid to employees and consultants, including share based expenses, travel and entertainment expenses, facilities and office expenses, including lease payments, certain office supplies and office services and outside professional fees such as accountants, lawyers and other advisors, and (iv) depreciation and amortization. For the years ended September 30, 2017, 2018 and 2019 and the six months ended March 31, 2019 and 2020, our total operating expenses were $271.6 million, $622.4 million, $524.6 million, $249.0 million and $217.5 million, respectively.

The table below provides details as to our operating expenses during the periods indicated:

	For the Year ended September 30,			For the Six Months Ended March 31,
	2017	2018	2019	2019	2020
	(in thousands of dollars)
				(unaudited)

Direct operating expenses	$139,769	$298,246	$260,673	$123,566	$92,752
Distribution and marketing expenses	72,554	230,336	200,900	87,865	95,047
General and administrative expenses	57,961	91,999	60,840	36,433	26,844
Depreciation and amortization expenses	1,304	1,814	2,220	1,096	1,022
Restructuring expenses	—	—	—	—	1,832
Total operating expenses	$271,588	$622,395	$524,633	$248,960	$217,497

For distribution-only films, other producers generally cover all the development, production, advertising and marketing costs, and we earn a distribution fee and other consideration while assuming minimal financial risk, other than the minimum guaranteed license fee we pay or co-financing investment in any such film or any portion of our distribution fee which is contingent on film performance.

Interest Expense

Interest expense primarily represents (i) interest on bank and other borrowings, and (ii) other finance costs, including facility fees in connection with our Prints and Advertising Facility, which was terminated and repaid in full in January 2020, and amortization of debt issuance costs. For the years ended September 30, 2017, 2018 and 2019 and the six months ended March 31, 2019 and 2020, our interest expense was $15.9 million, $18.9 million, $22.1 million, $11.6 million and $10.7 million, respectively.

Timing of Recognition of Costs and Revenues

Revenues

Revenues from a film are first realized following its theatrical release. (We refer to this release as the theatrical “window(s)” and subsequent releases on different media are each referred to as “windows.” We typically expect to realize revenue from our share of gross box office receipts within three months of a film’s release. Following the theatrical windows, the film is made available to consumers through home entertainment channels, for which we begin recognizing revenue approximately four months after theatrical release. We expect approximately 75% and 65% of the film’s ultimate packaged media and digital home entertainment revenue, respectively, will be recognized within approximately six months following release of the film on DVD/Blu-Ray disc and to digital platforms.

We begin recognizing revenue from the TV release of our films in the initial pay TV window, which typically begins approximately nine months after theatrical release and lasts approximately 18 months. The free TV and streaming windows open approximately 30 months following the initial theatrical release. For each TV license across pay TV, streaming and free TV platforms, revenue is typically recognized at the start of each respective license, while cash may be paid upfront or in installments over the license period.

Direct distribution in the United Kingdom and Ireland tends to follow a similar pattern for all revenues and costs as U.S. distribution of a film.

Costs

The production period (in which gross production costs are incurred) is typically six to 18 months leading up to a film’s release but may be longer for certain types of films, such as animated films. In addition, third-party co-financiers typically pay for their respective interest in a given project prior to release (either during the production period or directly before release of a film) and receive their respective share of proceeds as generated. Marketing costs typically begin six months to nine months prior to release, and we expect that approximately 65% to 75% of these costs will be spent during the quarter in which the film is released. Film costs, with the exception of marketing costs, are capitalized costs amortized over a film’s “”ultimate”“ period, or the first ten years following release. However, marketing costs are expensed as they are incurred.

Film accounting rules require marketing costs to be recognized before films begin generating revenues upon theatrical release. Hence, during the pre-release period, an individual film is expected to have negative profitability. Upon release, revenue from the theatrical window begins to be recognized and is followed in subsequent periods by revenue from the various downstream, post-theatrical windows. During these periods, for a successful and profitable film, revenue is expected to exceed costs, resulting in profitability.

The effect of this accounting treatment is that films that are ultimately profitable have periods of negative profitability from an accounting perspective, particularly within the first few quarters of a film’s lifecycle.

The following chart illustrates the key lifecycle stages of a film from development through distribution and the timing of recognition of revenue:

	Pre-release		Post-release
	Development period	Production period	Year 1			Year 2		Years 3-10
			H1	H2	H1		H2
			55% of total revenue	25%	4%		1%	15%
illustrative film on st timing	Development
Production
Marketing
Home entertainment distribution and other expenses
% of illustrative model film revenue		International licensing 15% of total revenue
Theatrical 30%
Packaged media and digital 35%
Pay TV 10%
Free TV and SVOD 10%

Borrowings Against Future Revenues

As discussed in more detail in “Part I—Item 4—Information on the Company—STX Financing Structures—Film Project Financing—Loans,” we are typically able to borrow against the financing sources for our films, including future receipts from international pre-license sales, established tax incentives and co-financing commitments, before the film’s box office receipts are established. Before we begin production, we typically set the minimum guaranteed license fee amount from our international distribution partners based on the film’s budget. We also typically apply for and establish a tax incentive arrangement during development or just after the film begins production. Furthermore, we arrange for co-financing partners to commit to fund a portion of the budget not funded by international pre-licensing or tax incentives. Although we collect the majority of these receipts at or after the film’s release, we are able to use the receivable as collateral to borrow under the Senior Credit Facility in order to fund the majority of production costs. These loans are then repaid with the collection of the receipts.

As we approach the release of the film and through a few weeks after release, we spend the majority of the prints and advertising budget. We are able to borrow the majority of these amounts under the Senior Credit Facility. Once the film is released and we begin collecting receipts from the box office sales, we are able to establish our film ultimate, which is the expected earnings of the film over its first ten years. We are able to borrow against our ultimate film revenue as a large portion of it is contracted revenue that is correlated to box office receipts. We typically use this loan to repay any outstanding prints and advertising related debt that is not recovered by box office receipts.

As a result of these financing tools, we are able to minimize the actual cash flow impact of any individual film on our working capital needs.

Seasonality

Our business is subject to seasonal and cyclical variations. Our film revenue fluctuates due to the timing, nature and number of films released in movie theaters, on DVD/Blu-Ray disc and digital media and in the pay TV and free TV windows. Release dates are determined by several factors, including competition and the timing of vacation and holiday periods. As a result, revenue tends to be seasonal, with increases experienced each year during the summer months and around the holiday season. TV revenue also fluctuates due to the timing of when our content is made available to networks.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements are in conformity with accounting principals generally accepted under GAAP and are presented on the accrual basis of accounting. GAAP requires us to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities as of the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. The most significant estimates we make in the preparation of the financial statements relate to ultimate revenues and costs and impairment assessments for film and TV costs; returns reserves; fair value of equity-based compensation; and income taxes including the assessment of valuation allowances for deferred tax assets. The actual results could differ significantly from those estimates.

Set forth below are discussions of the accounting policies that we believe are of critical importance to us or involve the most significant estimates, assumptions and judgments used in the preparation of our financial statements. Our significant accounting policies, estimates, assumptions and judgments, which are important for understanding our financial condition and results of operations, are set forth in detail in Note 1 to the audited consolidated financial statements included elsewhere in this transition report.

Revenue recognition

The Company generates revenue principally from the licensing of content in domestic theatrical exhibition, home entertainment (e.g., digital media and physical sales), television, and international market places.

Revenue is recognized upon transfer of control of promised services or goods to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services or goods. Revenues do not include taxes collected from customers on behalf of taxing authorities such as sales tax and value-added tax. Revenue from theatrical distribution of films is recognized on the dates of exhibition based on our participation in box office receipts.

Revenue from the sale of DVDs and Blu-ray discs in the retail market is recognized net of returns reserves, upon the home entertainment release of a title in the marketplace. The reserves for DVD/ Blu-ray returns are based on the previous returns experience, current economic trends, and projected future sales of the title to consumers based on the actual performance of similar titles on a title-by-title basis on DVD/Blu-ray. The estimates have been materially accurate in the past, however, due to the judgment involved in establishing reserves, we may have adjustments to the historical estimates in the future. The estimate of future returns affects reported revenue and income (loss) from operations. If future returns are underestimated in a particular period, then we may record less revenue or greater loss in later periods when returns exceed the estimated amounts. If future returns are overestimated in a particular period, then we may record additional revenue in later periods when returns are less than estimated. An incremental change of 1% in our estimated sales returns rate for home entertainment (i.e., provisions for returns divided by gross sales of DVD/Blu-Ray discs) would have had an impact of approximately $1 million, $0.8 million, $1 million and $0.4 million on our total revenue in the fiscal years ended September 30, 2017, 2018 and 2019 and the six months ended March 31, 2020, respectively.

Revenue sharing arrangements, including digital and electronic sell-through arrangements, such as download-to-own, download-to-rent, VOD and subscription VOD, are recognized when we are entitled to receipts which may require the Company to estimate the applicable revenue. Revenues from television or digital licensing for fixed fees are recognized when the feature film or television program is available to the licensee for telecast. For television licenses that include separate availability “windows” during the license period, revenue is allocated over the “windows.”

Up-front or guaranteed payments for the licensing of titles in international territories are recognized as revenue when (i) an arrangement has been signed with a customer, (ii) the customer’s right to use or otherwise exploit the intellectual property has commenced and there is no requirement for significant continued performance by us, (iii) licensing fees are either fixed or determinable, and (iv) collectability of the fees is reasonably assured. For multiple media rights contracts with a fee for a single film or television program where the contract provides for media holdbacks (defined as contractual media release restrictions), the fee is allocated to the various media based on our assessment of the relative fair value of the rights to exploit each media and is recognized as each holdback is released. For multiple-title contracts with a fee, the fee is allocated on a title-by-title basis, based on our assessment of the relative fair value of each title.

We earn fees for the distribution services of third-party films and recognize such amounts as revenue when we have completed our performance obligation.

Revenue from the production of scripted and unscripted television programs for third parties is recognized based on the delivery requirements in the contract.

Other revenue related to virtual reality and licensed music rights is recognized when reported by distributors.

We sometimes receive advance payments prior to all revenue recognition criteria being met. Advance payments are received from international and home entertainment distributors, TV and digital licensing, merchandising customers and for licensed music rights. We record these amounts as deferred revenue until the earnings process related to these revenues is completed.

Film and TV Costs

Film costs represent the costs of films produced and distributed by us, or for which we have acquired distribution-only rights. For films produced by us, capitalized costs include all direct production costs, production overhead, and capitalized interest. Production overhead includes allocable costs of individuals or departments with exclusive or significant responsibility for the production of films and excludes selling and marketing costs. The amount of interest capitalized is an allocation of interest cost incurred during the period required to complete the production, but not while the project is in development.

Film costs consist of four categories: (i) films in development, (ii) films in production, (iii) films completed and not released and (iv) released films. Films in development primarily include the costs of acquiring film rights to books or original screenplays and costs to adapt such projects, as well as costs of scripted development for original ideas. Such costs are capitalized and, upon commencement of production, will be transferred to films in production. Films in development that are no longer being developed are written off at the earlier of the date they are determined not to be recoverable or were abandoned, or three years from the date of initial investment if the production has not been greenlit. Films in production include the inventory cost associated with projects that have been selected for release and for which principal photography has commenced. Films are held as an asset in production until release, including completed but not released films, at which time the asset balance is transferred to released films. Capitalized film costs are subject to impairment testing when certain triggering events are identified. If the fair value of a film were to fall below its unamortized costs, an impairment would be recorded for the amount by which the unamortized capitalized costs exceed the film’s fair value. In determining the fair value of our films, we employ a discounted cash flows (“DCF”) methodology that includes cash flows estimates of a film’s ultimate revenue and costs as well as a discount rate. The discount rate utilized in the DCF analysis is based on our weighted average cost of capital plus a risk premium representing the risk associated with producing a particular film or television program. As the primary determination of fair value is determined using a DCF model, the resulting fair value is considered a “Level 3” measurement (see Note 1 to the audited consolidated financial statements included elsewhere in this transition report). An impairment is recorded in the amount by which the unamortized costs exceed the estimated fair value of the film program. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of film costs may be required because of changes in our future revenue estimates.

Film costs and the related participations and residuals are amortized using the individual film forecast method based on the proportion that the current year’s revenue bears to our estimate of ultimate revenue that our management regularly reviews and revises when necessary. Ultimate revenue includes estimates over a period not to exceed ten years following the date of initial release of the film.

TV costs primarily represent the costs we have incurred to produce scripted and unscripted TV programs for third parties. The capitalized costs will be expensed to the statement of operations when the program is delivered to the third-party.

Income Taxes

We are treated as a corporation for income tax purposes. We record income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are attributable to operating loss and tax credit carryforwards. The carrying amounts of deferred tax assets are reduced by a valuation allowance, if based on available evidence, if it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the more-likely-than-not realization threshold. This assessment considers, among other matters, the nature, frequency, and severity of current and cumulative losses, the duration of statutory carryforward periods, and tax planning alternatives.

We have adopted the authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires management to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax amount recognized in the audited consolidated financial statements included herein is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority.

Impact of Recently Issued Accounting Standards

In March 2019, FASB issued ASU 2019-02, Entertainment—Films—Other Assets—Film Costs (“ASU 2019-02”). ASU 2019-02 aligns the cost capitalization requirements for episodic TV series with the guidance for films in ASC 926-20 and adds new disclosure requirements. Entities that predominantly monetize films or license agreements together with other films and/or license agreements will be required to test the “film group” for impairment rather than test each individual title. Entities that monetize content in a film group must reassess their estimate of the use of a film in the film group and account for any changes prospectively. The standard is effective for fiscal periods beginning after December 15, 2019 and can be early-adopted. We are currently evaluating the impact of the adoption of this standard on our financial statements.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 supersedes the existing revenue recognition guidance and clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that the entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard is effective for fiscal periods beginning after December 15, 2017, and allows for either full retrospective or modified retrospective adoption. The Company adopted ASU 2014-09 on October 1, 2018. The Company recorded a transition adjustment, using the modified retrospective method for all open contracts existing as of October 1, 2018, of $2.9 million as an increase to the opening balance of retained earnings.

In February 2016, FASB issued ASU 2016-02, Leases (“ASU 2016-02”). The amendments in this update require, among other things, that lessees recognize the following for all leases (with the exception of short-term leases) at the commencement date: (i) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis and (ii) a right-to-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessees and lessors must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The standard is effective for fiscal periods beginning after December 15, 2018 and was adopted by the Company on October 1, 2019. As disclosed in Note 4 to the audited consolidated financial statements included in this transition report, we had future minimum lease payments under non-cancellable operating leases of $16.0 million as of March 31, 2020. Upon adoption of ASU 2016-02, the Company recognized $8.5 million as new right-of-use assets and $11.7 million of lease liabilities.

Results of Operations

The table below sets forth our consolidated statements of operations for the periods indicated. This information should be read together with the consolidated financial statements and related notes included elsewhere in this transition report. The results of operations for our TV and other segment are not material to the trend of the financials and therefore, the results of operations discussed below do not treat the results of our Film segment and our TV and other segment separately.

	For the Year ended September 30,			For the Six Months Ended March 31,
	2017	2018	2019	2019	2020
	(in thousands of dollars)
				(unaudited)

Revenue	$201,441	$448,846	$434,261	$224,068	$188,453

Expenses
Direct operating	139,769	298,246	260,673	123,566	92,752
Distribution and marketing	72,554	230,336	200,900	87,865	95,047
General and administrative	57,961	91,999	60,840	36,433	26,844
Depreciation and amortization	1,304	1,814	2,220	1,096	1,022
Restructuring expense	—	—	—	—	1,832
Total operating expenses	271,588	622,395	524,633	248,960	217,497

Loss from operations	(70,147)	(173,549)	(90,372)	(24,892)	(29,044)

Other income (expense)
Shareholder exit (expense)/income	—	—	(25,000)	(5,777)	13,767
Interest income	116	99	213	51	43
Interest expense	(15,943)	(18,934)	(22,134)	(11,629)	(10,718)
Loss before income taxes	(85,974)	(192,384)	(137,293)	(42,247)	(25,952)
Income tax provision	387	811	708	359	161
Net loss	$(86,361)	$(193,195)	$(138,001)	$(42,606)	$(26,113)

Six Months Ended March 31, 2020 to Six Months Ended March 31, 2019

Revenue

Our revenue decreased by 16%, from $224.1 million for the six months ended March 31, 2019 to $188.5 million for the six months ended March 31, 2020. This decrease was the result of decreases in revenue from our film operations during these periods.

Our revenues from film decreased 19%, from $220.5 million for the six months ended March 31, 2019 to $178.6 million for the six months ended March 31, 2020. The decrease was due to the strong performance of titles released in 2019 and the position of titles in their post theatrical life cycle. The decrease was in all markets. The decrease in theatrical revenues from $58.6 million for the six months ended March 31, 2019 to $49.2 million for the six months ended March 31, 2020, was due largely to the success of Upside for the six months ended March 31, 2019. The average U.S. and Canadian box office for our films also decreased from $73.8 million for the six months ended March 31, 2019 to $20.9 million for the six months ended March 31, 2020. In addition, during the six months ended March 31, 2020, our post-theatrical revenue decreased to $91.2 million, from $115.0 million in the same period in fiscal 2019, largely due to the decreased demand for physical Home Entertainment. Our international revenues decreased from $46.9 million in the six months ended March 31, 2019 to $38.2 million for the six months ended March 31, 2020 due to theatrical releases being delayed in some territories due to COVID-19.

Our revenues from scripted and non-scripted TV increased by 175%, from $3.6 million for the six months ended March 31, 2019 to $9.9 million for the six months ended March 31, 2020. This increase was primarily due to an increase in the number of non-scripted TV shows being produced.

Direct operating expenses

Direct operating expenses decreased by 25%, from $123.6 million for the six months ended March 31, 2019 to $92.8 million for the six months ended March 31, 2020. The decrease was due to the decrease in revenue for the six months ended March 31, 2020 compared to the six months ended March 31, 2019. The direct operating expenses are a function of revenue as the individual film forecast method is used, which bases the proportion that the current year’s revenue bears to the estimate of the ultimate revenue.

Distribution and marketing expenses

Distribution and marketing expenses increased by 8%, from $87.9 million for the six months ended March 31, 2019 to $95.0 million for the six months ended March 31, 2020. The increase was due to was due to a higher volume of films being released and the corresponding marketing, distribution and releasing costs of these films.

General and administrative expenses

General and administrative expenses decreased by 26%, from $36.4 million for the six months ended March 31, 2019 to $26.8 million for the six months ended March 31, 2020. The decrease was largely due to the reduction in employee head count and the use of consultants.

Depreciation and amortization expenses

Depreciation and amortization expenses decreased by 9%, from $1.1 million for the six months ended March 31, 2019 to $1.0 million for the six months ended March 31, 2020. The decrease was due to the increase in the number of fixed assets that have become fully depreciated.

Loss from operations

As a result of the foregoing, our loss from operations increased from $24.9 million for the six months ended March 31, 2019 to $29.0 million for the six months ended March 31, 2020.

Shareholder exit (expense)/income

The shareholder exit expense was decreased by $13.8 million from September 30, 2019 to March 31, 2020 due to the decrease in the fair value. The fair value is based on a number of assumptions, including the probability of conversion, the timing of the conversion and the Company’s cost of capital. The probability of conversion increased, resulting in the decrease of the fair value.

Interest income

Our interest income decreased by 16%, from $51 thousand for the six months ended March 31, 2019 to $43 thousand for the six months ended March 31, 2020. This decrease is primarily attributable to a decrease in our interest-bearing investment accounts.

Interest expense

Our interest expense decreased by 8%, from $11.6 million for the six months ended March 31, 2019 to $10.7 million for the six months ended March 31, 2020. This decrease was due to lower debt balances as a result of paying off and terminating the Prints and Advertising Facility as well as decreasing the revolving credit principal balance.

Loss before income taxes

As a result of the foregoing, our loss before income taxes increased by 38%, from $42.2 million for the six months ended March 31, 2019 to $26.0 million for the six months ended March 31, 2020.

Income tax provision

Our income tax provision decreased by 55%, from $359 thousand for the six months ended March 31, 2019 to $161 thousand for the six months ended March 31, 2020. This decrease was primarily due to lower foreign withholding taxes on our lower international sales.

Net loss

As a result of the above, our net loss for the period decreased by 39%, from $42.6 million for the six months ended March 31, 2019 to $26.1 million for the six months ended March 31, 2020.

Year Ended September 30, 2019 Compared to Year Ended September 30, 2018

Revenue

Our revenue decreased by 3%, from $448.8 million for the year ended September 30, 2018 to $434.3 million for the year ended September 30, 2019. This decrease was the result of decreases in the revenue from film operations during these periods. Our revenues from films decreased by 8.8%, from $427.6 million in fiscal 2018 to $393.6 million in fiscal 2019. This decrease was primarily due to a decrease in theatrical revenues from $136.5 million in fiscal 2018 to $109.7 million in fiscal 2019, due largely to the decrease in the number of films released in fiscal 2019 and an increase in the proportion of such films that were distributed versus produced by us. In addition, due largely to a decrease in the number of films released in fiscal 2019, our international revenues also decreased from $154.9 million in fiscal 2018 to $88.6 million in fiscal 2019. The decrease in theatrical and international revenues was partially offset by an increase in revenue from post-theatrical distribution from $136.2 million in fiscal 2018 to $195.3 million in fiscal 2019, largely due to the opening of pay television and free television windows.

Our revenue from scripted and non-scripted TV increased from $21.2 million in fiscal 2018 to $40.6 million in fiscal 2019. The increase was primarily due to an increase in revenue from non-scripted TV projects.

Direct operating expenses

Direct operating expenses decreased by 13%, from $298.2 million for the year ended September 30, 2018 to $260.7 million for the year ended September 30, 2019. The decrease was primarily due to the decrease in revenue for the fiscal year 2019 compared to the fiscal year 2020. The direct operating expenses are a function of revenue as the individual film forecast method is used, which bases the proportion that the current year’s revenue bears to the estimate of the ultimate revenue.

Distribution and marketing expenses

Distribution and marketing expenses decreased by 13%, from $230.3 million for the fiscal year ended September 30, 2018 to $200.9 million for the fiscal year ended September 30, 2019. The decrease was due to a lower volume of films being released and the corresponding marketing, distribution and releasing costs not being incurred.

General and administrative expenses

General and administrative expenses decreased by 34%, from $92.0 million for the year ended September 30, 2018 to $60.8 million for the year ended September 30, 2019. The decrease was due to a reduction in employee head count and the use of consultants and the fiscal year 2018 expenses related to an aborted public offering.

Depreciation and amortization expenses

Depreciation and amortization expenses increased by 22%, from $1.8 million for the year ended September 30, 2018 to $2.2 million for the year ended September 30, 2019. The increase was due to the cost of opening a new office and an investment in new fixed assets.

Loss from operations

As a result of the foregoing, our loss from operations decreased from $173.5 million in fiscal 2018 to $90.4 million in fiscal 2019.

Shareholder exit (expense)/income

The shareholder exit expense of $25.0 million for the year ended September 30, 2019 represents the fair value of an anticipated payment the Class D shareholders are entitled to receive upon the consummation of certain transactions. The fair value is based on a number of assumptions, including the probability of conversion, the timing of the conversion and the Company’s cost of capital.

Interest income

Our interest income increased by 115%, from $99 thousand for fiscal 2018 to $213 thousand for fiscal 2019. This increase is primarily attributable to an increase in our interest-bearing investment accounts.

Interest expense

Our interest expense increased by 17%, from $18.9 million for fiscal 2018 to $22.1 million for fiscal 2019. This increase was attributable to higher draws on our revolver loan and less paydowns throughout the year.

Loss before income taxes

As a result of the foregoing, our loss before income taxes decreased by 29%, from $192.4 million for fiscal 2018 to $137.3 million for fiscal 2019.

Income tax provision

Our income tax provision decreased by 13%, from $0.8 million in fiscal 2018 to $0.7 million in fiscal 2019. This decrease was attributable to lower foreign withholding taxes on our lower international sales.

Net loss

As a result of the foregoing, our net loss for the year decreased by 29%, from $193.2 million in fiscal 2019 to $138.0 million in fiscal 2019.

Year Ended September 30, 2018 Compared to Year Ended September 30, 2017

Revenue

Our revenue increased by 123%, from $201.4 million for the year ended September 30, 2017 to $448.8 million for the year ended September 30, 2018. This increase was the result of increases in revenue from our film as well as TV and other operations during these periods.

Our revenues from films increased by 118%, from $195.8 million in fiscal 2017 to $427.6 million in fiscal 2018. This increase was primarily due to an increase in theatrical revenues from $20.3 million in fiscal 2017 to $136.5 million in fiscal 2018, due largely to an increase in volume of films released and an increase in the proportion of such films that were produced and distributed by us. The average U.S. and Canadian box office for our films also increased from $11.7 million in fiscal 2017 to $39.1 million in fiscal 2018. In addition, due largely to the release of more films, our international revenues increased from $37.8 million in fiscal 2017 to $154.9 million in fiscal 2018. The increase in theatrical and international revenues was partially offset by a decrease in revenue from post-theatrical distribution from $137.6 million in fiscal 2017 to $136.2 million in fiscal 2018, largely due to the success of Bad Moms in post-theatrical windows in fiscal 2017 which was largely offset by our increased number of films in post-theatrical windows in fiscal 2018.

Our revenue from TV and other increased from $5.7 million in fiscal 2017 to $21.2 million in fiscal 2018. The increase was primarily due to the increase in the number of episodes of scripted TV specifically, delivery of six episodes of Valley of the Boom to the National Geographic channel.

Direct operating expenses

Direct operating expenses increased by 113.4%, from $139.8 million for the year ended September 30, 2017 to $298.2 million for the year ended September 30, 2018. The increase was primarily due to a higher volume of films being produced, with nine produced and distributed films released in fiscal 2018 compared to five in fiscal 2017. The direct operating expenses are a function of revenue as the individual film forecast method is used, which bases the proportion that the current year’s revenue bears to the estimate of the ultimate revenue.

Distribution and marketing expenses

Distribution and marketing expenses increased by 217%, from $72.6 million for the fiscal year ended September 30, 2017 to $230.3 million for the fiscal year ended September 30, 2018. The increase was due to a higher volume of films being released and the corresponding marketing, distribution and releasing costs of these films.

General and administrative expenses

General and administrative expenses increased by 59%, from $58.0 million for the year ended September 30, 2017 to $92.0 million for the year ended September 30, 2018. The increase was primarily due to expenses related to an aborted public offering and organizational restructuring costs. The increase was also due to an increase in headcount.

Depreciation and amortization expenses

Depreciation and amortization expenses increased by 38%, from $1.3 million for the year ended September 30, 2017 to $1.8 million for the year ended September 30, 2018. The increase was due to the purchase of approximately $2.5 million of fixed assets.

Loss from operations

As a result of the foregoing, our loss from operations increased from $70.1 million in fiscal 2017 to $173.5 million in fiscal 2018.

Interest income

Our interest income decreased by 15%, from $116 thousand for fiscal 2017 to $99 thousand for fiscal 2018. This decrease is primarily attributable to a decrease in our interest-bearing investment accounts.

Interest expense

Our interest expense increased by 19%, from $15.9 million for fiscal 2017 to $18.9 million for fiscal 2018. This increase was attributable to an increase in our term loans as well as borrowings under our revolving credit facility.

Loss before income taxes

As a result of the foregoing, our loss before income taxes increased by 124%, from $86.0 million for fiscal 2017 to $192.4 million for fiscal 2018.

Income tax provision

Our income tax provision increased by 100%, from $0.4 million in fiscal 2017 to $0.8 million in fiscal 2018. This increase was attributable to increased withholding taxes on our international sales.

Net loss

As a result of the foregoing, our net loss for the year increased by 124%, from $86.4 million in fiscal 2017 to $193.2 million in fiscal 2018.

Non-GAAP Measures

To supplement our consolidated financial statements, which are presented in accordance with GAAP, we also use EBITDA and free cash flow as additional financial measures, none of which is required by, or presented in accordance with, GAAP. We believe that EBITDA facilitates comparisons of operating performance from period to period and company to company by eliminating potential impacts of items that our management does not consider to be indicative of our operating performance. We believe that free cash flow is a meaningful indicator regarding our liquidity and the cash generated from (or used in) operating activities available for the execution of our business strategy. We believe that these measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as they help our management. However, our presentation of EBITDA and free cash flow may not be comparable to similarly titled measures presented by other companies. The use of these non-GAAP measures has limitations as an analytical tool, and you should not consider them in isolation from, or as substitute for analysis of, our results of operations or financial condition as reported under GAAP.

We define EBITDA as net loss, excluding income tax provision, interest expense, interest income, and depreciation and amortization. We define free cash flow as net cash used in operating activities, reduced by purchase of property and equipment, increased by term loan draw and revolving credit facilities draw and reduced by revolving credit facilities repayment. The tables below reconcile EBITDA to net loss and free cash flow to net cash used in operating activities, which in each case are the most directly comparable GAAP financial measures.

	For the Year ended September 30,			For the Six Months Ended March 31,
	2017	2018	2019	2019	2020
	(in thousands of dollars)
				(unaudited)
Net loss	$(86,361)	$(193,195)	$(138,001)	$(42,606)	$(26,113)
Income tax provision	387	811	708	359	161
Interest expense	15,943	18,934	22,134	11,629	10,718
Interest income	(116)	(99)	(213)	(51)	(43)
Depreciation and amortization	1,304	1,814	2,220	1,096	1,022
EBITDA (unaudited)	$(68,843)	$(171,735)	$(113,152)	$(29,573)	$(14,255)

	For the Year ended September 30,			For the Six Months Ended March 31,
	2017	2018	2019	2019	2020
	(in thousands of dollars)
				(unaudited)
Net cash provided by (used in) operating activities	$(123,429)	$(61,490)	$(213,278)	$(133,878)	$10,342
Purchase of property and equipment	(1,713)	(2,757)	(354)	(428)	(475)
Term loan draw	—	3,322	—	—	—
Revolving credit facilities draw	286,807	465,012	286,419	201,496	158,351
Revolving credit facilities repayment	(205,099)	(362,177)	(332,853)	(209,595)	(160,429)
Free cash flow (unaudited)	$(43,434)	$41,910	$(260,066)	$(142,405)	$7,789

Key Financial and Operating Metrics

The following table sets forth our key financial and operating metrics for the periods indicated:

	For the Year ended September 30,			For the Six Months Ended March 31,
	2017	2018	2019	2020
	(Content investment and prints and advertising in millions of dollars)

Revenue growth(1)	8.8%	122.8%	(3.2)%	(15.9)%
Content investment(2)	$79.1	$191.7	$98.1	$9.5
Distribution and marketing(3)	$72.6	$230.3	$200.9	$95.0
Produced films(4)	4	9	3	4
Total film releases(5)	9	13	6	5

(1)	Represents revenue growth over comparable period from prior year.
(2)	Capitalized film and TV costs, net of co-financing and government tax incentives.
(3)	Consists of distribution and marketing expenses on our films.
(4)	Includes theatrical releases of films we produced or negative pickups in the United States.
(5)	Includes all films we distributed.

B.        Liquidity and Capital Resources

We have historically funded our cash requirements principally from borrowings under our revolving credit facilities and borrowings under our term loan, and financing through issuance. We are generally able to repay our borrowings under the revolving credit facilities with proceeds generated from the release of our films and other licensing arrangements. Going forward, we believe that our liquidity requirements will be satisfied by using a combination of cash generated from operating activities and borrowings under our credit facilities.

The following table sets forth our cash flows for the periods indicated:

	For the Year ended September 30,			For the Six Months Ended March 31,
	2017	2018	2019	2020
	(in thousands of dollars)

Net cash provided by (used in) operating activities	$(123,429)	$(61,490)	$(213,278)	$10,342
Net cash (used in) investing activities	(1,713)	(2,757)	(354)	(475)
Net cash provided by (used in) financing activities	114,754	155,096	62,855	(2,043)
Net (decrease) increase in cash, cash equivalents and restricted cash	(10,388)	90,849	(150,777)	7,824
Foreign exchange effects on cash	164	(230)	(193)	7
Cash, cash equivalents and restricted cash at beginning of year/period	88,449	78,225	168,844	17,874
Cash, cash equivalents and restricted cash at the end of the year/period	$78,225	$168,844	$17,874	$25,705

Net Cash Flows Used in Operating Activities

Net cash used in operating activities primarily comprises our net loss for the period adjusted by depreciation and amortization, stock compensation expense, amortization and write-off of film costs, amortization of acquired contracts, amortization of debt discount and issuance costs, disposal of fixed assets, accrual of paid-in-kind interest and changes in operating assets and liabilities.

For the six months ended March 31, 2020, net cash provided by operating activities was $10.3 million, which was primarily based on our net loss during the period of $26.1 million, adjusted for amortization and impairment of film and TV costs of $52.4 million, due to that being a large non-cash expense. These were partially offset by an increase in prepaid expenses and other assets of $25.7 million and a decrease in accounts payable and accrued expenses of $18.6 million.

For the fiscal year ended September 30, 2019, net cash used in operating activities was $213.3 million, which was primarily based on our net loss during the year of $138.0 million, adjusted for an increase in film and TV costs of $105.8 million and an increase in accounts receivable of $76.7 million, both increases were largely driven by an increase in the number of films that we produced and distributed or to which we owned certain distribution-only rights. These were partially offset by amortization and impairment of film and TV costs of $120.1 million due to amortization of our film library, a decrease in accounts payable and accrued expenses of $64.3 million due to an increase in the volume of films produced and an increase in accrued participations and residuals of $22.5 million due to an increase in the size of our film library.

For the fiscal year ended September 30, 2018, net cash used in operating activities was $61.5 million, which was primarily based on our net loss during the year of $193.2 million, adjusted for an increase in film and TV costs of $193.1 million and an increase in accounts receivable of $48.0 million, both increases were largely driven by an increase in the number of films that we produced and distributed or to which we owned certain distribution-only rights. These were partially offset by amortization and impairment of film and TV costs of $140.2 million due to amortization of our film library, an increase in accounts payable and accrued expenses of $145.6 million due to an increase in the volume of films produced and an increase in accrued participations and residuals of $44.1 million due to an increase in the size of our film library.

For the fiscal year ended September 30, 2017, net cash used in operating activities was $123.4 million, which was primarily based on our net loss during the year of $86.4 million, adjusted for an increase in film and TV costs of $87.3 million, driven by an increase in the number of films that we either produced and distributed or owned certain distribution-only rights to, and an increase in prepaid and other assets of $37.8 million. These were partially offset by amortization and impairment of film and TV costs of $54.7 million, an increase in deferred revenue of $10.5 million primarily due to international minimum guarantees we received from unreleased films and an increase in accrued participations and residuals of $9.0 million relating to talent and equity participants in our films and residuals payable under union contracts.

Net Cash Flows Used in Investing Activities

Net cash used in investing activities consists of our purchase of property and equipment. During fiscal years 2017 and 2018 and 2019 and the six months ended March 31, 2020, we had net cash used investing activities of $1.7 million, $2.8 million, $0.4 million and $0.5 million respectively.

Net Cash Flows from Financing Activities

For the six months ended March 31, 2020, net cash used in financing activities was $2.0 million, which was primarily attributable to revolving credit facilities repayments, offset by revolving credit facilities draws.

For the fiscal year ended September 30, 2019, net cash provided by financing activities was $62.9 million, which was primarily attributable to revolving credit facilities draw of $286.4 million, offset by revolving credit facilities repayments of $332.9 million.

For the fiscal year ended September 30, 2018, net cash provided by financing activities was $155.1 million, which was primarily attributable to revolving credit facilities draw of $465.0 million, offset by revolving credit facilities repayments of $362.2 million.

For the fiscal year ended September 30, 2017, net cash provided by financing activities was $114.8 million, which was primarily attributable to revolving credit facilities draw of $286.8 million, offset by revolving credit facilities repayments of $205.1 million.

Financial Investment and Treasury Policy

Our cash on hand is short-term and maintained on deposit at our senior lender and other banks. It is used primarily for working capital purposes and to reduce financing costs by paying down revolving and term loans.

Indebtedness

Senior Credit Facility

On October 7, 2016, STX, as the parent entity of STX Financing, LLC (“Borrower”), entered into that certain Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement (the “Original Senior Credit Agreement”; as amended by each of the Senior Amendments (as defined below), the “Senior Credit Facility”) by and among STX, the Borrower, JPMorgan Chase Bank, N.A, as administrative agent and issuing bank (the “Senior Administrative Agent”), the lenders from time to time party thereto (the “Senior Lenders”) and the guarantors referred to therein (“Senior Guarantors”, together with the Borrower, the “Senior Credit Parties”). The Senior Credit Facility has been amended by that certain (i) Amendment No. 1 to Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement dated as of June 2, 2017 (the “First Senior Amendment”), (ii) Amendment No. 2 to Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement dated as of October 4, 2017 (the “Second Senior Amendment”), (iii) Waiver and Amendment No. 3 to Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement dated as of February 22, 2018 (the “Third Senior Amendment”), (iv) Waiver and Amendment No. 4 to Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement dated as of February 11, 2019 (the “Fourth Senior Amendment”), (v) Consent and Amendment No. 5 to Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement dated as of January 30, 2020 (the “Fifth Senior Amendment”), and (vi) Consent and Amendment No. 6 to Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement dated as of April 17, 2020 (the “Sixth Senior Amendment,” together with the First Senior Amendment, Second Senior Amendment, Third Senior Amendment, Fourth Senior Amendment, Fifth Senior Amendment and Sixth Senior Amendment, the “Senior Amendments”).

Pursuant to the Senior Credit Facility, the Borrower may borrow up to $350.0 million from the Senior Lenders on a revolving basis. All advances are subject to a borrowing base determined by a variety of the Credit Parties’ assets and secured by substantially all of the Credit Parties’ assets. The Borrower may borrow up to an additional $250.0 million, subject to certain conditions, as set forth in the Senior Credit Facility. The incremental amounts are issued on the same terms as the existing Senior Credit Facility.

Repayments of all outstanding balances and interest will be due on October 7, 2021. For LIBOR loans, the interest is equal to 3.00% plus the LIBOR rate. We are required to pay a commitment fee at an annual rate of 0.75% if credit exposure is less than 50.00% of total commitments and 0.50% if credit exposure is more than 50.00% of the undrawn amounts.

The Senior Credit Facility includes certain covenants, which we believe are in line with like transactions across the industry, including limitations on our ability to incur additional indebtedness, incur liens, provide guaranties, make certain investments, pay dividends or make other restricted payments, sell or discount receivables, enter into sale and leaseback or soft dollar transactions, make capital expenditures above an annual cap and enter into certain transactions with affiliates. See “Part I—Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— Covenants in the instruments governing our and our subsidiaries’ existing indebtedness may limit our operational flexibility, including our ability to incur additional debt.” for a more detailed description of these covenants. The covenants contained in our credit facilities are consistent with market practice for comparable transactions for companies operating in the same industry as us. The covenants are sized in such a manner that they allow us to operate in a manner consistent with its historical practice as well as near-term expectations. To the extent we need to engage in any activity that is restricted under our covenants, we must seek approval from our lenders. We have done this on multiple occasions when, for example, we have needed incremental capacity to fund overhead. To date, we have been successful in obtaining such approvals when needed. At this time, we are in compliance with each covenant under our credit facilities.

As of March 31, 2020, $230.4 million has been drawn on the Senior Credit Facility, and the remaining $169.6 million of the $400 million facility was unutilized (limited by an asset-based borrowing base covenant). Pursuant to the Sixth Senior Amendment, the Senior Credit Facility was amended, which resulted in the decrease of the facility from $400 million to $350 million and an increase from $200 million to $250 million in the ability to increase the borrowings, subject to certain conditions, as set forth in the credit agreement. The unutilized capacity as of March 31, 2020 does not include the increase in commitments of up to $250 million that is currently permitted under the circumstances described above.

Mezzanine Facility

On October 7, 2016, STX, as the parent entity of Borrower, entered into that certain Second Amended and Restated Subordinated Credit, Security, Guaranty and Pledge Agreement (the “Original Subordinated Credit Agreement”; as amended by each of the Subordinated Amendments (as defined below), the “Mezzanine Facility”) by and among the STX, the Borrower, Red Fish Blue Fish, LLC, as administrative agent (the “Subordinated Administrative Agent”), the lenders from time to time party thereto (the “Subordinated Lenders”) and the guarantors referred to therein (the “Subordinated Guarantors”, together with the Borrower, the “Subordinated Credit Parties”). The Mezzanine Facility has been amended by that certain (i) Amendment No. 1 to Second Amended and Restated Credit Agreement dated as of March 2, 2018 (the “First Subordinated Amendment”), (ii) Consent and Amendment No. 2 to Second Amended and Restated Subordinated Credit Agreement dated as of February 11, 2019 (the “Second Subordinated Amendment”) and (iii) Consent and Amendment No. 3 to Second Amended and Restated Credit Agreement dated as of April 17, 2020 (the “Third Subordinated Amendment”, together with the First Subordinated Amendment and Second Subordinated Amendment, the “Subordinated Amendments”).

Pursuant to the Mezzanine Facility, the Borrower borrowed a term loan in the amount of $35,210,000 (the “Subordinated Loans”) from the Subordinated Lenders. On or around June 30, 2020 Borrower prepaid the Obligations under and as defined in the Mezzanine Facility in an amount equal to $21.5 million. Pursuant to the terms of the Third Subordinated Amendment, STX has agreed to use its commercially reasonable efforts to cause the remainder of all of the amounts outstanding under the Mezzanine Facility to be fully repaid in cash concurrently with any subsequent renewal, refinancing, repayment, forgiveness, replacement or termination of the Senior Credit Facility.

The obligations under the Mezzanine Facility are secured by substantially all of the Credit Parties’ assets, but subordinated in right of payment and collateral to the obligations under the Senior Credit Agreement. There is no incremental capacity under the Mezzanine Facility.

The maturity date of the Mezzanine Facility is July 7, 2022. Amounts borrowed under the Mezzanine Facility accrue interest at an annual fixed rate of 11.0%. The interest rate applicable to the Subordinated Loans shall be payable on each Interest Payment Date (as defined in the Mezzanine Facility), on the maturity date of the Mezzanine Facility and on the date of any prepayment thereunder as follows: (i) in cash in an amount equal to 9.0% per annum; plus (ii) in kind in an amount equal to 2.0% per annum by adding an amount equal to such unpaid interest to the principal amount of the Subordinated Loans.

The Mezzanine Facility includes certain covenants, which are comparable to transactions involving companies operating in the Borrower’s industry, including limitations on our ability to incur additional indebtedness, incur liens, provide guaranties, make certain investments, pay dividends or make other restricted payments, sell or discount receivables, enter into sale and leaseback or soft dollar transactions, make capital expenditures above an annual cap and enter into certain transactions with affiliates. See “Part I—Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— Covenants in the instruments governing our and our subsidiaries’ existing indebtedness may limit our operational flexibility, including our ability to incur additional debt.” for a more detailed description of these covenants.

As of March 31, 2020, $35.2 million remained outstanding under the Mezzanine Facility and there was no unused capacity. The Mezzanine Facility is set to mature on July 7, 2022.

The following table sets forth the indebtedness described above and related discount and debt issuance costs as of the dates indicated:

	As of September 30,			As of March 31,
	2017	2018	2019	2020
	(in thousands of dollars)
Revolving credit facilities:
Senior credit facility	$152,725	$257,560	$222,448	$230,369
Prints and advertising facility(1)	20,000	18,000	10,000	—
Debt issuance costs	(11,487)	(8,625)	(6,046)	(4,380)
Revolving credit facilities	161,238	266,935	226,402	225,989
Term loans:
Term loans(2)	35,210	38,532	35,210	35,210
Interest paid in kind	5,360	6,175	7,007	7,430
Debt discount	(738)	(582)	(427)	(349)
Debt issuance costs	(421)	(470)	(244)	(199)
Term loans, net	39,411	43,655	41,456	42,092
Total debt	$200,649	$310,590	$267,948	$268,081

(1) The Prints and Advertising Facility was terminated and repaid in full in January 2020.

(2) Includes the Mezzanine Facility and Aperture Term Loan, which was terminated and repaid in full in May 2019.

As of March 30, 2020, we have a total of $189.6 million in unutilized debt capacity ($169.6 million of which is subject to an asset-based borrowing base covenant under the Senior Credit Facility). This amount does not include the increase in commitments of up to $250 million that is permitted under the Senior Credit Facility under the circumstances described above.

Our secured bank loans are secured by substantially all of our assets. As of March 31, 2020, we are not in breach of any of the covenants of the loans.

As of March 31, 2020, we had long-term borrowings of $268.1 million.

Other than in the ordinary course of business as discussed under “Business—Our Business Model—Films—Film Project Financing—Loans,” and except as described above, since March 31, 2020, there has been no material change in our indebtedness.

Except as discussed above, and apart from normal trade and other payables in the ordinary course of business, we did not have any material mortgages, charges, debentures, loan capital, debt securities, loans, bank overdrafts or other similar indebtedness, finance lease or hire purchase commitments, liabilities under acceptances, acceptance credits, which are either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities as of close of business on the latest practicable date.

The Senior Credit Facility matures on October 7, 2021. The maturity of the Senior Credit Facility now falls within the twelve-month period following the issuance of the March 31, 2020 STX financial statements for which STX is required to evaluate as part of its assessment its ability to continue as a going concern. Management believes that STX has adequate liquidity to fund its operations up until the maturity of the Senior Credit Facility. Management of the Company is optimistic that the revolving credit facility will be refinanced prior to the credit facility maturity date. For additional information, see Note1 and Note 3 to the audited Consolidated Financial Statements included in this transition report.

C.        Research and Development

Not applicable

D.        Trend Information

We discuss in Item 5.A above and elsewhere in this transition report, trends, uncertainties, demands, commitments or events for the periods presented herein that we believe are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources to cause the disclosed financial information not to be necessarily indicative of future operating results or financial conditions.

E.        Off-Balance Sheet Arrangements

As of March 31, 2020, we have not entered into any off-balance sheet arrangements.

F.        Contractual Obligations

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands of dollars)
As of March 31, 2020:
Long-term debt	$273,009	$—	$230,369	$42,640	$—
Accrued participations and residuals	99,230	28,314	56,126	14,790	—
Office leases	16,037	2,776	5,786	5,472	2,003
Other long-term liabilities(1)	45,847	—	39,125	4,794	1,928
Total	$434,123	$31,090	$331,406	$67,696	$3,931

(1)	Other long-term liabilities include: Earnings due to Europa/Amazon for Valerian and Gringo, Series D Exit, and Long-term lease liability.

G. Safe Harbor

See “Special Note Regarding Forward-Looking Statements” included elsewhere in this transition report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Our board of directors presently consists of eight directors.

The following table sets forth the name, age (as at October 23, 2020) and position of each of our directors and executive officers as at the date hereof.

Name	Age	Position/s
Directors
Kishore Lulla	59	Executive Co-Chairman
Robert B. Simonds, Jr.	57	Co-Chairman and Chief Executive Officer
Shailesh Rao(1)(2)(3)	48	Director
Rishika Lulla Singh	33	Director
Nicholas Stone(1)(2)(4)	42	Director, Chairman of Audit Committee
Dhirendra Swarup(1)(2)(3)(4)	75	Director, Chairman of Remuneration Committee
Dilip Thakkar(1)(2)(3)(4)	83	Director
John Zhao(3)(4)	57	Director, Chairman of Nomination Committee

Senior Management
Andrew Warren	54	Chief Financial Officer
Mark Carbeck	48	Chief Corporate and Strategy Officer
Pradeep Dwivedi	49	Chief Executive Officer, Eros India
Adam Fogelson	53	Chairman, STX Motion Picture Group
Noah Fogelson	50	Co-President
Ali Hussein	40	Chief Executive Officer, Eros Now
Ridhima Lulla	28	Chief Content Officer, Eros Now
Rishika Lulla Singh	33	Co-President
Sunil Lulla	56	Chairman, Eros Motion Pictures Group
Prem Parameswaran	52	Head of Corporate Strategy

______________

(1)	Independent Director
(2)	Member of the Audit Committee
(3)	Member of the Remuneration Committee
(4)	Member of the Nomination Committee

Summarized below is relevant biographical information for each of our directors and executive officers.

Directors

Mr. Kishore Lulla is our Executive Co-Chairman. Mr. Lulla received a bachelor’s degree in arts from the Mumbai University. He has over 36 years of experience in the media and film industry. He has served as a director since April 2006. He is a member of the British Academy of Film and Television Arts and Young Presidents’ Organization and is also a board member of the School of Film at the University of California, Los Angeles. He has been honored at the Asian Business Awards 2007 and the Indian Film Academy Awards 2007 for his contribution in taking Indian cinema global. In 2010, Mr. Lulla was awarded the “Entrepreneur of the Year” at the GG2 Leadership and Diversity Awards and in 2014, Forbes Asia featured Mr. Lulla in the list of ‘Best under a Billion’. He was also honored with the 2014 Global Citizenship Award by the American Jewish Committee, a leading global Jewish advocacy organization. Mr. Lulla also received the Entertainment Visionary award at the 2015 Annual Gala Dinner from the Asia Society Southern California. In 2015, he was invited to attend the “billionaires’ summer camp” in Sun Valley, an annual gathering of the world’s most powerful entrepreneurs and business executives. As our Chairman, he has been instrumental in expanding our presence in the United Kingdom, the U.S., Dubai and Australia and other international markets. In 2018, he was featured in the Variety 500 list of “influential business leaders shaping the global $2 trillion entertainment industry”. Mr. Kishore Lulla is the father of Mrs. Rishika Lulla Singh and Ms. Ridhima Lulla, the brother of Mr. Sunil Lulla and a cousin of Mr. Vijay Ahuja and Mr. Surender Sadhwani.

Mr. Robert Bruce Simonds, Jr., is our Co-Chairman, executive Director and Chief Executive Officer. Prior to establishing STX Filmworks, Inc. in 2011, served as producer or executive producer of over 30 films released between 1990 and 2010. His movies generated over $6 billion in worldwide revenue. Mr. Simonds was a director of Nuverra Environmental Solutions, Inc., a Delaware corporation (“Nuverra”), from May 17, 2010 to August 7, 2017. Nuverra provided environmental solutions to companies focused on the development, exploration and ongoing production of oil and natural gas from shale formations in the U.S. Mr. Simonds holds a bachelor’s degree in philosophy from Yale University.

Mr. Shailesh Rao has two decades of experience in the technology sector, including involvement in the launch and early growth of significant consumer technology platforms and as investor and mentor to technology companies including Moglix, BigSpring, and Omaze. He previously served as a Partner at TPG and Head of the Growth Fund and Rise Fund for India and Southeast Asia from 2017 to 2019, Vice President for International Operations at Twitter from 2012 to 2016, and at Google as Vice President in charge of YouTube for Asia Pacific and Managing Director of Google India from 2005 to 2012. He has served on the board of Jones Lang LaSalle Incorporated, a Fortune 500 global real estate services company, as a Senior Advisor to McKinsey & Company, and a member of the CEO Council of Lighthouse Funds, a private equity firm. Mr. Rao holds an MBA from the Kellogg School of Management and dual degrees from the University of Pennsylvania, a B.S. in Economics from the Wharton School of Business and a B.A. in History with Honors.

Mrs. Rishika Lulla Singh is an Executive Director and Co-President of our Company. Mrs. Lulla Singh has been instrumental in spearheading the creation and development distribution of Eros Now within India and internationally. She graduated from the School of Oriental and African Studies with a bachelor’s degree in arts in South Asian Studies and Management and completed a postgraduate study at the UCLA School of Theatre, Film and Television. With over five years of experience in OTT platforms and content, Mrs. Lulla Singh has been a key contributor in driving the growth and penetration of Eros Now, both with technological developments and relationship management to stimulate platform penetration. She was named as “Young Entrepreneur of the Year” by the 2016 Asian Business Awards. In 2018, she won the award for “Women Leadership in Industry” at the “Times National Awards for Marketing Excellence”, “40 Under 40 Business Leaders” by BW Business World and featured in “Top Women CEOs” by India Today. Mrs. Lulla Singh is the daughter of Mr. Kishore Lulla, the sister of Ms. Ridhima Lulla and the niece of Mr. Sunil Lulla. She has served as director since November 2014.

Mr. Nicholas Stone is a Partner at FS Investment Management, a private investment entity with long term capital and a range of investments across asset classes. He serves as a director of Bayside Communities, Kelvin Inc., FS Investment Management, Wilderness Holdings and Austex Oil Ltd. Mr. Stone previously served as a director of STX Filmworks, Inc. from March 2019 to July 2020. Prior to joining FS Investment Management, Mr. Stone served as Vice President for TPG Capital, one of the world’s largest private equity funds, from 2007 to 2011, and was an investment professional at Kohlberg Kravis Roberts & Co. from 2002 to 2005. Mr. Stone graduated cum laude from Harvard with an AB in 2000 and received his Masters of Business Administration from the Stanford Graduate School of Business, where he was an Arjay Miller Scholar.

Mr. Dhirendra Swarup is an Independent Director in our Company. He is a government-certified accountant and a member of the Institute of Public Auditors of India, Mr. Swarup holds a postgraduate degree in humanities. A career bureaucrat, he retired as secretary of Ministry of Finance, Government of India in 2005. He possesses a vast experience of over 45 years in the finance sector and has also worked in UK, Turkey and Georgia. He served as the Chairman of Financial Sector Redress Agency Task Force appointed by Government of India, he is also on the board of directors of several listed companies besides acting as a member and the Chairman of several committees. In the past, he has held many key positions and responsibilities like being a member of the board of the SEBI, a member of the Permanent High-level Committee on Financial Markets, chairman of the Pension Funds Regulatory Authority, Chief of the Budget Bureau of the Government of India, a member secretary of the Financial Sector Reforms Commission, chairman of Public Debt Management Authority Task Force, Vice-Chairman of the International Network on Financial Education of OECD. Mr. Dhirendra Swarup is a cousin of Mr. Shailendra Swarup Swarup (i.e. son of the younger brother of the father of Mr. Shailendra Swarup). He has served as a director since July 2019.

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

Mr. John Zhao, is the Chairman and Chief Executive Officer of Hony Capital, a leading investment group in China he founded in 2003. Under his leadership, Hony Capital currently manages over $12 billion of assets and has invested in approximately 100 companies in China and abroad, including Hospital Corporation of China Limited, Best Food Holding Company Limited, Goldstream Investment Limited, Zoomlion Heavy Industry Science and Technology Co., Ltd, Suning, STX Entertainment, Linmon Pictures, and PCCW International OTT. Mr. Zhao holds an MBA degree from the Kellogg School of Management at Northwestern University, dual Master’s degrees in Electronic Engineering and Physics from Northern Illinois University, and a Bachelor’s degree in Physics from Nanjing University.

Senior Management

Mr. Andrew Warren is our Chief Financial Officer. Mr. Warren has served as our Chief Financial Officer of STX since March 2017 and is primarily responsible for all financial, operational and information technology activities and functions. Mr. Warren has over 14 years of experience in the media industry. During the period of March 2012 to March 2017, Mr. Warren was Senior Executive Vice President, Chief Financial Officer and a member of the executive committee of Discovery Communications, Inc. During the period from July 2007 to March 2012, Mr. Warren was the Chief Financial Officer of Liz Claiborne, Inc. During the period from July 1989 to July 2007, Mr. Warren worked at General Electric. Mr. Warren obtained his bachelor’s degree in business administration from James Madison University in 1989.

Mr. Mark Carbeck is our Chief Corporate & Strategy Officer. Mr. Carbeck was formerly a director in Citigroup’s Investment Banking division in London, where he joined its New York office in 1997. He has over 23 years of experience in the investment banking and corporate finance. Mr. Carbeck previously led the European media investment banking coverage efforts at Citigroup and has deep media industry knowledge and strong relationships with major global media companies. Mr. Carbeck graduated from the University of Chicago in 1994 with a bachelor’s degree in history. Mr. Carbeck joined us in April 2014.

Mr. Pradeep Dwivedi is Chief Executive Officer of Eros International Media Limited, our majority-controlled Indian operating subsidiary. He is an accomplished industry leader with over two decades of experience in the advertising, media, technology and telecom sectors, with established credentials in digital infotainment business as well as print media, news television channels and experiential events. He has a demonstrated track record in revenue growth, sales and marketing, value creation, joint ventures and partnerships, corporate investments, business operations and general management. In the past, he has been CEO of Sakal Media Group, Chief Corporate Sales & Marketing Officer of Dainik Bhaskar Group, and worked in leadership positions with organizations including Tata Teleservices, American Express, GE Capital, Standard Chartered Bank & Eicher Motors in India. He is an active participant in many media industry associations, such as Director of IAA (India Chapter) and a managing committee member of The Advertising Club of India. Mr. Dwivedi holds B. Sc and MBA degrees from Panjab University.

Mr. Adam Fogelson has served as Chairman of the STX Motion Picture Group since 2014 and continues this role following the Merger. Mr. Fogelson is primarily responsible for overseeing film production, marketing, distribution and home entertainment strategy. Mr. Fogelson has over 30 years of experience in the film industry. During the period of 2009 to 2013, Mr. Fogelson served as Chairman of Universal Studios, where he oversaw worldwide operations of the group. As Universal Studios’ Chairman, Mr. Fogelson championed numerous features, including Ted, Bridesmaids, Dr. Seuss’ The Lorax, Snow White and the Huntsman, Identity Thief, Pitch Perfect, The Purge, Les Mis´erables, Despicable Me 1 and 2 and Fast and Furious 5 and 6. Mr. Fogelson joined Universal Studios in 1998 as the Vice President for Creative Advertising, rising to president of marketing and distribution in 2007. Mr. Fogelson graduated in 1989 from Stanford University where he obtained his bachelor of arts in communication. Mr. Fogelson is the brother of Mr. Noah Fogelson, our Co-President.

Mr. Noah Fogelson is our Co-President and previously served as the Executive Vice President for Corporate Strategy of STX since 2013. Mr. Fogelson is primarily responsible for overseeing all of our legal and strategic matters. Mr. Fogelson has over 25 years of experience in the legal and entertainment industries. Prior to joining the Company and during the period from 2007 to 2012, Mr. Fogelson was the Chief Executive Officer of Crest Animation Productions, producing CGI animation for film, television and video productions across all platforms in partnership with Universal, Lions Gate Entertainment and Sony. Mr. Fogelson joined DIC Entertainment, a children’s television and brands management company, as General Counsel in 2002, and was promoted to serve as Executive Vice President and General Manager until 2006. Before that, Mr. Fogelson was an attorney at Greenberg Glusker Fields Claman & Machtinger LLP from 2000 to 2002. Mr. Fogelson obtained his bachelor of arts degree in June 1992 with distinction from Stanford University with a double major in Political Science and History. Mr. Fogelson obtained his Juris Doctor degree from U.C. Berkeley School of Law in 1995. Mr. Fogelson was admitted to practice law in California in 1995. Mr. Fogelson is the brother of Mr. Adam Fogelson, our Chairman of the STX Motion Picture Group.

Mr. Ali Hussein is Chief Executive Officer of Eros Now, the premier Indian OTT platform controlled by Eros. Mr. Hussein has over 18 years of experience in the media, entertainment and digital space. Mr. Hussein has previously been a Board Advisor to Discovery Networks and other start-ups in the media and technology domain. Prior to that, He has worked with Google/YouTube where Mr. Hussein ran the charter for content and product partnerships in South Asia. Mr. Hussein was an early employee of the Joint Venture between Network 18 and Viacom (Viacom 18), where he was responsible for the digital media strategy for all consumer facing media brands like Colors, MTV and others and prior to that with Hungama Digital Media where he managed the portfolio of global content acquisition and distribution. Mr. Hussein joined us in January 2018.

Ms Ridhima Lulla is our Chief Content Officer, with a core focus on the creative expression for Eros Now, the premier Indian OTT platform controlled by Eros International Plc. She has previously worked for STX Entertainment, Credit Suisse and was integral to several Eros film projects including Ra.One and Dr. Cabbie representing different roles. Ridhima has been strengthening the original content strategy for Eros Now, the leading cutting edge rapidly growing OTT platform of Eros Digital. Ms Lulla has degrees in Film Production from University of California, a bachelor’s degree in Business Management, Liberal Arts and Sciences from Regent’s University London. She also did several Diplomas in Digital Film-Making from New York Film Academy. Ms. Lulla is the daughter of Mr. Kishore Lulla, the sister of Mrs. Rishika Lulla Singh and the niece of Mr. Sunil Lulla

Mr. Sunil Lulla is Chairman of Eros Motion Pictures. He received a bachelor’s degree in commerce from the Mumbai University. Mr. Lulla has over 25 years of experience in the media and entertainment industry. Mr. Lulla has valuable relationships with talent in the Indian film industry and has been instrumental in our expansion into distribution in India as well as into home entertainment and music. He has served as a director since April 2006 and led to our growth within India for many years before being appointed as the Executive Vice Chairman and Managing Director of Eros India on September 28, 2009. Mr. Sunil Lulla is the brother of Mr. Kishore Lulla, uncle of Mrs. Rishika Lulla Singh and the cousin of Mr. Ahuja and Mr. Surender Sadhwani.

Mr. Prem Parameswaran is our Head of Corporate Strategy. Mr. Parameswaran joined us in June 2015 and was appointed to our Board of Directors in December 2018. Mr. Parameswaran has close to 30 years of experience in the Media, Entertainment and Technology sectors. Prior to joining Eros, Mr. Parameswaran had over 23 years of experience in investment banking, advising clients in the global telecommunications, media and technology sector, including on mergers and acquisitions and public, private equity and debt financings. Mr. Parameswaran previously served as the Global Head of Media and Telecommunications Investment Banking at Jefferies LLC. Prior to Jefferies, he was the Americas Head of Media & Telecom at Deutsche Bank and also previously worked at both Goldman Sachs and Salomon Brothers. Throughout his career, he has executed over 300 transactions. Mr. Parameswaran graduated from Columbia University with a bachelor’s degree in arts and received a master’s degree in business administration from Columbia Business School. Mr. Parameswaran also serves on the boards of the Columbia University Alumni Trustee Nominating Committee and the Program for Financial Studies at Columbia Business School. In 2018 Mr. Parameswaran was named one of the “10 most Dynamic CFOs to watch” by Insights Success magazine. In January 2020, Mr. Parameswaran was nominated by President Donald J. Trump as a member of the Presidential Advisory Commission for Asian Americans and Pacific Islanders. He was officially sworn in as a Commissioner on January 27, 2020 and is the only Indian American on the 13 member Commission.

B. Compensation

Information regarding the compensation of our executive officers and directors for the year ended March 31, 2020 is included in Item 6.B of our Annual Report on Form 20-F, submitted to the SEC on July 30, 2020 and incorporated by reference herein.

C. Board Practices

All directors hold office until the expiration of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:

•	Class I, whose term will expire at the annual general meeting to be held in fiscal year 2021;
•	Class II, whose term will expire at the annual general meeting to be held in fiscal year 2022; and
•	Class III, whose term will expire at the annual general meeting to be held in fiscal year 2023.

Our directors for fiscal year 2020 are classified as follows:

•	Class I: Dilip Thakkar and John Zhao;
•	Class II: Shailesh Rao, Nicholas Stone and Dhirendra Swarup; and
•	Class III: Kishore Lulla, Rishika Lulla Singh and Robert Bruce Simonds, Jr.

As more fully described below in “Part I—Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” pursuant to the Merger, the Board will have nine directors, of whom four (the “Founders Group Directors”) were selected by the Founders Group, four (the “STX Directors”) were selected by certain of the STX Parties affiliated with Hony, and the remaining one director will be jointly selected by the Founders Group and STX (the “Jointly Selected Director”). The Jointly Selected Director has not been selected as of the date of this Transition Report. The directors are divided into three classes, each of which will serve for staggered three-year terms. One Founders Group Director, one STX Director and the Jointly Selected Director will be allocated to the class of directors initially holding office until the Company’s 2021 annual general meeting; one Founders Group Director and two STX Directors will be allocated to the class of directors initially holding office until the Company’s 2022 annual general meeting; and two Founders Group Directors and one STX Director will be allocated to the class of directors initially holding office until the Company’s 2023 annual general meeting.

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

For so long as Kishore Lulla is our executive officer, he will not receive compensation as a director.

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

Mr. Prem Parameswaran, our Head of Corporate Strategy, has entered into an amended employment agreement with us as of June 9, 2018, which provides him with an annual salary of $450,000. The employment agreement is for a term of three years and is terminable by either party by giving 12 months written notice. Mr. Parameswaran is also entitled to 1,590,000 A ordinary shares awards in total as part of his employment agreement, which have varying vesting periods over the next three years.

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

Board Committees

We currently have an Audit Committee, Remuneration Committee, Nomination Committee and Independent Committee, whose responsibilities are summarized below. We believe that the composition of these committees meet the criteria for independence under, and the functioning of these committees comply with the requirements of, the SOX Act, the rules of the NYSE and the SEC rules and regulations applicable to us.

Audit Committee

Our board of directors has adopted a written charter under which our Audit Committee operates. This charter sets forth the duties and responsibilities of our Audit Committee, which, among other things, include: (i) monitoring our and our subsidiaries’ accounting and financial reporting processes, including the audits of our financial statements and the integrity of the financial statements; (ii) monitoring our compliance with legal and regulatory requirements; (iii) assessing our external auditor’s qualifications and independence; and (iv) monitoring the performance of our internal audit function and our external auditor. A copy of our Audit Committee charter is available on our website at erosstx.com. Information contained on our website is not a part of, and is not incorporated by reference into, this transition report.

The current members of our Audit Committee are Shailesh Rao, Nicholas Stone (Chair), Dhirendra Swarup and Dilip Thakkar. Our board of directors has determined that each of the members of our Audit Committee are independent. The Audit Committee met eight times during the year ended March 31, 2020.

Remuneration Committee

Our board of directors has adopted a written charter under which our Remuneration Committee operates. This charter sets forth the duties and responsibilities of our Remuneration Committee, which, among other things, include assisting our Board of Directors in establishing remuneration policies and practices. A copy of our Remuneration Committee charter is available on our website at erosstx.com. Information contained in our website is not a part of, and is not incorporated by reference into, this transition report.

The current members of our Remuneration Committee are Mr. Dhirendra Swarup (Chair) and Mr. Dilip Thakkar. The Remuneration Committee met five times during the year ended March 31, 2020. Our board of directors has determined that each of the members of our Remuneration Committee is independent.

Nomination Committee

Our board of directors has adopted a written charter under which our Nomination Committee operates. This charter sets forth the duties and responsibilities of our Nomination Committee, which, among other things, include recommending to our Board of Directors candidates for election at the annual meeting of shareholders and performing a leadership role in shaping the Company’s corporate governance policies. A copy of our Nomination Committee charter is available on our website at erosstx.com. Information contained in our website is not a part of, and is not incorporated by reference into, this transition report.

The current members of our Nomination Committee are Nicholas Stone, Dhirendra Swarup, Dilip Thakkar and John Zhao (Chair). The Nomination Committee is an ad hoc committee and met three times during the year ended March 31, 2020. Our board of directors has determined that each of the members of our Nomination Committee is independent.

Independent Committee

Our board of directors has established an Independent Committee. Pursuant to the Investors’ Rights Agreement and our articles of association, until the third anniversary of the Merger, we must receive the approval of the Independent Committee before taking certain actions. Additionally, until the third anniversary of the Merger, the Founders Group may not acquire more than 50% of our voting power without the prior approval of the Independent Committee.

The current members of our Independent Committee are Shailesh Rao, Nicholas Stone, Dhirendra Swarup and Dilip Thakkar (Chair).

The table below summarizes the composition of our committees during the year.

	Audit Committee	Remuneration Committee	Nomination Committee	Independent Committee
Shailesh Rao	Member	Member	—	Member
Nicholas Stone	Chair	—	Member	Member
Dhirendra Swarup	Member	Chair	Member	Member
Dilip Thakkar	Member	Member	Member	Chair
John Zhao	—	Member	Chair	—

D. Employees

As of October 23, 2020, we had 502 employees, with 331 employees based in India, 126 based on the U.S., and the remainder employed by our international subsidiaries. All are full time employees or contractors. Our employees are not unionized. We believe that our employee relations are good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as at October 23, 2020 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as at October 23, 2020 are based on an aggregate of 207,018,261 ordinary shares issued and outstanding as at that date.

	Number of A Ordinary Shares Beneficially Owned		Number of B Ordinary Shares Beneficially Owned
	Number of	Percent	Number of	Percent
	A Shares	of Class	B Shares	of Class
Directors
Kishore Lulla(1)	*	*	17,723,085	81.7%
Shailesh Rao	*	*	*	*
Robert B. Simonds	*	*	*	*
Rishika Lulla Singh	*	*	2,662,666	12.3%
Nicholas Stone(2)	7,965,334	4.3%	0	0.0%
Dhirendra Swarup	*	*	*	*
Dilip Thakkar	*	*	*	*
John Zhao(3)	7,965,334	4.3%	0	0.0%

Senior Management
Pradeep Dwivedi	*	*	*	*
Adam Fogelson	*	*	*	*
Noah Fogelson	*	*	*	*
Mark Carbeck	*	*	*	*
Ali Hussein	*	*	*	*
Ridhima Lulla	*	*	1,314,667	6.1%
Rishika Lulla Singh	*	*	2,662,666	12.3%
Sunil Lulla	3,062,000	1.7%	0	0.0%
Prem Parameswaran	*	*	*	*
Andrew Warren	*	*	*	*
All Directors and Senior Management	21,585,713	11.3%	21,700,418	100%

*	Represents less than 1%.
(1)	Kishore Lulla's interest in certain of his shares is by virtue of (i) his holding ownership interests in, and being a potential beneficiary of, discretionary trusts that hold our shares and (ii) serving as trustee of the Lulla Foundation, a U.K. registered charity that holds our shares.
(2)	Mr. Stone’s interest in certain of his shares is by virtue of his holding ownership interests in certain entities affiliated with TPG Capital (“TPG”). Does not include 71,435,109 additional A ordinary shares estimated to be received by certain entities affiliated with TPG in connection with the settlement of CVRs on the Settlement Date; such estimate is based on the 10-day volume weighted average price (“VWAP”) of our A ordinary shares as of October 23, 2020 and will be finally determined based on the 10-day VWAP of our A ordinary shares as of the trading day immediately prior to the Settlement Date.
(3)	Mr. Zhao’s interest in certain of his shares is by virtue of his holding ownership interest in certain entities affiliated with Hony. Does not include 61,744,780 additional A ordinary shares estimated to be received by certain entities affiliated with Hony in connection with the settlement of CVRs on the Settlement Date; such estimate is based on the 10-day VWAP of our A ordinary shares as of October 23, 2020 and will be finally determined based on the 10-day VWAP of our A ordinary shares as of the trading day immediately prior to the Settlement Date.
(4)	Does not include 2,274,194 additional A ordinary shares estimated to be received in connection with the settlement of CVRs on the Settlement Date; such estimate is based on the 10-day VWAP of our A ordinary shares as of October 23, 2020 and will be finally determined based on the 10-day VWAP of our A ordinary shares as of the trading day immediately prior to the Settlement Date..

The Founders Group, including Kishore Lulla and his direct descendants, by virtue of the B ordinary shares they own, have different voting rights from holders of A ordinary shares. Each A ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, and each B ordinary share is entitled to ten votes. In order to vote at any meeting of shareholders, a holder of B ordinary shares will first be required to certify that it is a permitted holder as defined in our articles of association. Following the adoption of the new Amended Articles of Association, Mr. Sunil Lulla, the brother of Kishore Lulla and the current Chairman and Managing Director of Eros International Media Limited and a member of the board of directors of Eros, and his descendants, will be within the scope of permitted holders.

Options to purchase A ordinary from the Company are granted from time to time to directors, officers and employees of the Company on terms and conditions acceptable to the Board.

The following table provides option details with respect to the directors and officers as at October 23, 2020.

Name	Number of ‘A’ ordinary Shares Options	Date of Grant	Exercise Price		Expiration Date
Prem Parameswaran	300,000	Sep-15		$18.30	Jun-21
Mark Carbeck	70,000	Feb-15		$14.97	Mar-25
Ridhima Lulla	250,000	Sep-18	GBP	0.30	Mar-25

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and accompanying footnotes provide information regarding the beneficial ownership of our ordinary shares as of October 23, 2020 with respect to each person or group who beneficially owned 5% or more of our issued ordinary shares.

Beneficial ownership, which is determined in accordance with the rules and regulations of the SEC, means the sole or shared power to vote or direct the voting or dispose or direct the disposition of our ordinary shares. The number of our ordinary shares beneficially owned by a person includes ordinary shares issuable with respect to options or similar convertible securities held by that person that are exercisable or convertible within 60 days of October 23, 2020.

The number of shares and percentage beneficial ownership of ordinary shares below is based on 185,317,843 issued A ordinary shares and 21,700,418 issued B ordinary shares as of October 23, 2020.

Except as otherwise indicated in the footnotes to the table, shares are owned directly or indirectly with sole voting and investment power, subject to applicable marital property laws.

	Number of A Ordinary Shares Beneficially Owned		Number of B Ordinary Shares Beneficially Owned
Major shareholders	Number of	Percent	Number of	Percent
	A Shares	of Class	B Shares	of Class

Kishore Lulla(1)	1,041,404	0.6%	17,723,085	81.7%
Beech Investments Limited(2)	318,818	0.2%	8,046,048	37.1%
Entities affiliated with TPG Capital(3)	7,965,334	4.3%	—	—
Entities affiliated with Hony Capital(4)	7,965,334	4.3%	—	—
PCCW Media Limited(5)	2,705,207	1.5%	—	—

(1)	Kishore Lulla’s interest in certain of his shares is by virtue of (i) his holding ownership interests in, and being a potential beneficiary of, discretionary trusts that hold our shares and (ii) serving as trustee of the Lulla Foundation, a U.K. registered charity that holds our shares.
(2)	Beech Investments Limited, c/o SG Kleinwort Hambros Trust Company (Channel Islands) Limited, PO Box 197, SG Hambros House, 18 Esplanade, St Helier, Jersey, JE4 8RT. Beech Investments, a company incorporated in the Isle of Man, is owned by discretionary trusts that include Eros director Kishore Lulla as a beneficiary. The shares currently held by Beech Investments Limited are being held as both A ordinary and B ordinary shares. The B ordinary shares would convert into A ordinary shares (pursuant to Section 22.1 of the Articles of Association) upon being transferred to a person who is not a Permitted Holder (as defined in Section 22.1 of the Articles of Association).
(3)	Does not include 71,435,109 additional A ordinary shares estimated to be received by certain entities affiliated with TPG in connection with the settlement of CVRs on the Settlement Date; such estimate is based on the 10-day VWAP of our A ordinary shares as of October 23, 2020 and will be finally determined based on the 10-day VWAP of our A ordinary shares as of the trading day immediately prior to the Settlement Date.
(4)	Does not include 61,744,780 additional A ordinary shares estimated to be received by certain entities affiliated with Hony in connection with the settlement of CVRs on the Settlement Date; such estimate is based on the 10-day VWAP of our A ordinary shares as of October 23, 2020 and will be finally determined based on the 10-day VWAP of our A ordinary shares as of the trading day immediately prior to the Settlement Date..
(5)	Does not include 20,836,554 additional A ordinary shares estimated to be received by PCCW Media Limited in connection with the settlement of CVRs on the Settlement Date; such estimate is based on the 10-day VWAP of our A ordinary shares as of October 23, 2020 and will be finally determined based on the 10-day VWAP of our A ordinary shares as of the trading day immediately prior to the Settlement Date..

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

•	Kishore Lulla’s interest in certain of his shares is by virtue of (i) his holding ownership interests in, and being a potential beneficiary of, discretionary trusts that hold our shares and (ii) serving as trustee of the Lulla Foundation, a U.K. registered charity that holds our shares. Since July 30, 2019, Mr. Lulla’s aggregate ownership of our A and B ordinary shares, through both direct and indirect ownership, has increased by 1,149,493 shares. The change in Mr. Lulla’s ownership was driven by several factors including, but not limited to: share grants received through executive compensation schemes, a decrease in holdings of Eros Ventures limited and the conversion of certain amounts of B ordinary shares into A ordinary shares.
•	In connection with the Merger, TPG Growth Oscars IV, L.P. acquired 7,965,334 of our A ordinary shares.
•	In connection with the Merger, Marco Alliance Limited acquired 7,965,334 of our A ordinary shares.
•	In connection with the Merger, PCCW Media Limited acquired 2,705,207 of our A ordinary shares.

The Founders Group by virtue of the B ordinary shares they own, have different voting rights from holders of A ordinary shares. Each A ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, and each B ordinary share is entitled to ten votes. In order to vote at any meeting of shareholders, a holder of B ordinary shares will first be required to certify that it is a permitted holder as defined in our articles of association.

As of September 30, 2020, approximately 165,939,824 of our A ordinary shares, representing 89.5% of our outstanding A ordinary shares as of October 23, 2020, were held by a total of 7 record holders with addresses in the U.S. The number of beneficial owners of our A ordinary shares in the U.S. is likely to be much larger than the number of record holders of our A ordinary shares in the U.S. No B ordinary shares are held by individuals with addresses in the U.S.

B. Related Party Transactions

Merger Agreement

On April 17, 2020, Eros and STX entered the Merger Agreement and the Merger was consummated on July 30, 2020. For a description of the Merger Agreement and the related CVR Agreements (as defined below), including the contingent value rights to be issued pursuant thereto on the Settlement Date, see “Part I—Item 10. Additional Information—C. Material Contracts” below.

PIPE Subscription Agreement

On April 17, 2020, we entered into a Subscription Agreement (as amended, restated or otherwise modified from time to time, the “PIPE Subscription Agreement”) with the STX Parties, pursuant to which the STX Parties agreed to purchase newly issued A Ordinary Shares from Eros for an aggregate purchase price of $75 million in a private placement transaction (the “PIPE Financing”). Concurrently with its execution of the PIPE Subscription Agreement, each STX Party thereunder also executed a lock-up agreement (the “PIPE Lock-Up Agreements”) pursuant to which the STX Party agreed not to, without our prior written consent, directly or indirectly transfer the A Ordinary Shares issued to such STX Party in the PIPE Financing and the Merger for a period of 75 days following the Merger. On July 30, 2020, substantially concurrently with the Merger, we consummated the PIPE Financing. The purchase price for each A Ordinary Share purchased under the PIPE Subscription Agreement was $3.08, and Eros issued an aggregate of 24,350,641 A Ordinary Shares to the investors in the PIPE Financing. In connection with the consummation of the PIPE Financing and as contemplated by the Merger Agreement and the PIPE Subscription Agreement, substantially concurrently with the consummation of the Merger, the Founders Group and the investors under the PIPE Subscription Agreement entered into the Investors’ Rights Agreement and the 2020 Registration Rights Agreement (as defined below), and Eros filed an Amended Articles of Association with the Companies Registry of the Isle of Man. The Investors’ Rights Agreement and the 2020 Registration Rights Agreement are described in further detail below under “Investors’ Rights Agreement, 2020 Registration Rights Agreement, and Amended Articles of Association.”

2020 Registration Rights Agreement

In connection with the Merger, on July 30, 2020 we, the STX Parties and the Founders Group entered into a Registration Rights Agreement (the “2020 Registration Rights Agreement”).  The terms of the 2020 Registration Rights Agreement require us to register for resale all A ordinary shares issued to the STX Parties (1) on the closing date of the Merger pursuant to the PIPE Subscription Agreement and (2) upon settlement of the CVRs on the Settlement Date.  The STX Parties have the right to cause the Company to undertake underwritten offerings or sales of the registered A ordinary shares, subject to certain restrictions.  In addition to the rights of the STX Parties under the 2020 Registration Rights Agreement, the Founders Group will have the right, from time to time after October 30, 2020, to demand registration of A ordinary shares, subject to certain restrictions. Such demand registrations are subject to customary “piggyback” registration rights in favor of the STX Parties.

The foregoing is a summary of registration rights of the STX Parties and the Founders Group under the 2020 Registration Rights Agreement, which summary is not intended to be complete and is qualified in its entirety by the full text of the 2020 Registration Rights Agreement.

Investors’ Rights Agreement

In connection with the Merger, on July 30, 2020, we, the STX Parties and the Founders Group entered into an Investors’ Rights Agreement the Investors’ Rights Agreement.

Nomination Rights

The Investors’ Rights Agreement provides that, until July 30, 2023, (1) certain of the STX Parties affiliated with Hony have the right, for so long as Hony beneficially owns at least 50% of the number of A ordinary shares beneficially owned by it as of the closing of the Merger (giving effect to the A ordinary shares underlying the contingent value rights issued to Hony pursuant to the Merger Agreement), to nominate for election or appointment to the Board each successor to or replacement for an STX Director, and (2) the Founders Group has the right, for so long as the Founders Group continues to beneficially own at least 50% of the number of ordinary shares beneficially owned by the Founders Group as of the closing of the Merger (excluding for this purpose shares issued in respect of new equity awards granted at or immediately after the closing of the Merger), to nominate for election or appointment to the Board each successor to or replacement for a Founders Group Director.

For so long as the Founders Group has the foregoing Board nomination right, with respect to all other directorships to be elected in an election of directors to the Board, the Founders Group shall vote its shares proportionately to the vote of all holders of shares who are not members of the Founders Group (such proportional vote giving effect to the A ordinary shares underlying any unsettled contingent value rights issued in connection with the Merger).  In addition, for so long as Hony has the foregoing Board nomination right, the hiring or termination of the chief executive officer, chief financial officer or president (including any co-president) of the Company will require the approval of a majority of the Board, including at least one director nominated by Hony.

For so long as the Founders Group has the right to nominate directors pursuant Investors’ Rights Agreement, the Remuneration Committee will consist of not more than four directors, of which two shall be directors nominated by the Founders Group and, for so long as Hony has the right to nominate directors pursuant to the Investors’ Rights Agreement, two out of four members of the Remuneration Committee shall be directors nominated by Hony.

Founders Protections

Until the earlier of the July 30, 2023 or the date that the Founders Group ceases to beneficially own at least 50% of the number of ordinary shares beneficially owned by the Founders Group as of the closing of the Merger (excluding for this purpose shares issued in respect of new equity awards granted at or immediately after the closing of the Merger), the following actions by the Company or any of its subsidiaries will require the approval of a majority of the Board, including at least one Founders Group Director that is not an independent director (the “Founders Group Protections”): (1) entering into a change of control transaction; (2) initiating a voluntary liquidation, dissolution, bankruptcy or other insolvency proceeding; or (3) making a material change in the nature of the business conducted by the combined company and its subsidiaries.  Additionally, until July 30, 2023, the Founders Group may not engage in transactions that would result in the Founders Group owning more than 50% of the total voting power of the outstanding ordinary shares. After July 30, 2023, the Founders Group may acquire ordinary shares, and/or convert between A ordinary shares and B ordinary shares, without limitation.

Until the earlier of July 30, 2023, the first such time after the Settlement Date (as defined below) that Hony ceases to beneficially own 50% of our A Ordinary Shares, or the first such time that the Founders Group ceases to beneficially own 50% of our A Ordinary Shares and B Ordinary Shares owned by it immediately prior to the Merger, the approval of a two-thirds majority of the Board will be required to take any action: (1) hiring or terminating the chief executive officer, chief financial officer or president (including any co-president) of the combined company; (2) adopting the annual business plan (including operating budget) of the combined company and its subsidiaries; or (3) entering into any agreement increasing our available debt for borrowed money to an amount greater than the greater of (i) $552 million and (ii) an amount that would cause our net debt to be greater than five times our Adjusted EBITDA ( as defined in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020, submitted to the SEC on July 30, 2020) for the most recent four consecutive fiscal quarters for which financial statements are available (giving pro forma effect to the borrowing and the use of proceeds of such borrowing).

Minority Protections

The Investors’ Rights Agreement provides for certain minority protections.  Until July 30, 2023, the prior approval of holders of a majority of the outstanding A ordinary shares is required before the Company or any of its subsidiaries takes (or agrees or commits to take) any of the following actions: (1) amending, supplementing or otherwise modifying the Company’s Memorandum or Articles of Association in a manner that would affect the relative rights of the holders of B ordinary shares vis-à-vis the holders of A ordinary shares; (2) effecting any transaction or series of transactions providing for consideration to the holders of B ordinary shares that is in a different amount or form per share than the consideration provided to the holders of A ordinary shares in such transaction; (3) any action that would have the effect of increasing the relative voting power of the then outstanding B ordinary shares vis-à-vis the then outstanding A ordinary shares; (4) issuing additional B ordinary shares (other than upon conversion of A ordinary shares held by the Founders Group subject to certain limitations); or (5) entering into non arms’ length related party transactions between the combined company and the Founders Group; provided that the prior approval the Independent Committee is also required before the Company or any of its subsidiaries takes (or agrees or commits to take) any of the actions described in items (1), (2) and (5).

In addition until the Settlement Date of the contingent value rights issued in connection with the Merger, all of the actions described in the preceding paragraph, as well as any election or removal of directors by the holders of ordinary shares or any other action generally requiring the approval of holders of ordinary shares, will in addition require the consent of the holders of contingent value rights corresponding to a number of shares that, together with outstanding shares actually voted with respect to the action in question and assuming the conversion of all contingent value rights into the respective number of A ordinary shares issuable thereunder as of such date, would be required to approve such action pursuant to the organizational documents or otherwise pursuant to the minority protections described above.

The foregoing is a summary of rights and protections of the STX Parties and the Founders Group under the Investors’ Rights Agreement, which summary is not intended to be complete and is qualified in its entirety by the full text of the Investors’ Rights Agreement, as amended.

Employment Agreements and Indemnification Agreements

See “Part I—Item 6. Directors, Senior Management and Employees—C. Board Practices—Service Contracts and Letters of Appointment.”

Family Relationships

Mr. Kishore Lulla, our director and Chairman, is the brother of Mr. Sunil Lulla, and father of Mrs. Rishika Lulla Singh, each of whom are directors, and a cousin of Mr. Vijay Ahuja, our former director and Vice Chairman (up to December 20, 2018) and of Mr. Surender Sadhwani, our President of Middle East Operations. Mr. Sunil Lulla is the brother of Mr. Kishore Lulla, uncle to Mrs. Rishika Lulla Singh, and a cousin of Mr. Vijay Ahuja and Mr. Surender Sadhwani. Mr. Vijay Ahuja is a cousin of Mr. Kishore Lulla and Mr. Sunil Lulla Mrs. Rishika Lulla Singh is the daughter of Mr. Kishore Lulla and niece of Mr. Sunil Lulla. Mr. Surender Sadhwani is a cousin of Mr. Kishore Lulla and Mr. Sunil Lulla. Mr. Arjan Lulla, our founder, was the father of Mr. Kishore Lulla and Mr. Sunil Lulla, grandfather of Mrs. Rishika Lulla Singh, uncle of Mr. Vijay Ahuja and Mr. Surender Sadhwani and an employee of Redbridge Group Ltd., he was the Honorary President of Eros and a director of our subsidiary Eros Worldwide. Mrs. Manjula Lulla, the wife of Mr. Kishore Lulla, is an employee of our subsidiary. Ms Ridhima Lulla, is the daughter of Mr. Kishore Lulla and an employee of our subsidiary. Mrs. Krishika Lulla is the wife of Mr. Sunil Lulla and an employee of Eros India. Mr. Swaneet Singh is the husband of Mrs. Rishika Lulla Singh and son in law of Mr. Kishore Lulla.

Leases

Pursuant to a lease agreement that expired on March 31, 2020, Eros India leases apartments for studio use at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Manjula K. Lulla, the wife of Kishore Lulla for $4,000 per month. The lease was renewed on April 1, 2020 for a further period of one year on the same terms.

Pursuant to a lease agreement that expires on September 30, 2021, Eros India leases property for use as executive accommodations, from Sunil Lulla for $4,000 per month.

Pursuant to a lease agreement that expired on January 4, 2020, Eros India leases offices for studio use at Supreme Chambers, 5th Floor, Andheri (W), Mumbai from Kishore and Sunil Lulla for $82,000 per month.. The lease was renewed with effect from January 5, 2020 for a further period of five years on the same terms.

Lulla Family Transactions

The Lulla family refers to Mr. Arjan Lulla, Mr. Kishore Lulla, Mr. Sunil Lulla, Mrs. Manjula Lulla, Mrs. Krishika Lulla, Mrs. Rishika Lulla Singh, and Ms. Ridhima Lulla and Mr. Swaneet Singh.

The Group has engaged in transactions with NextGen Films Private Limited, an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla, and which ceased to be a related party as of September 19, 2019. Each transaction involved the purchase and sale of film rights. In the period from April 1, 2019 to September 19, 2019, NextGen Films Private Limited sold film rights of $393,000 to the Group. In the period from April 1, 2019 to September 19, 2019 the Group advanced $2,113,000 to NextGen Films Private Limited for film co-production.

The Group also engaged in transactions with Everest Entertainment LLP, an entity owned by the brother of Manjula K. Lulla, wife of Kishore Lulla, which is involved in the purchase and sale of film rights. In fiscal 2020, Everest Entertainment LLP sold film rights of $18,000 to the Group.

Mrs. Manjula Lulla, the wife of Kishore Lulla, is an employee of Eros and is entitled to a salary of $147,000 per annum. Mrs. Krishika Lulla, the wife of Sunil Lulla, is an employee of Eros India and is entitled to a salary of $121,000 per annum. Ms. Ridhima Lulla, the daughter of Kishore Lulla, is an employee of Eros Digital FZ LLC and is entitled to a salary of $300,000 per annum, which is borne by Eros Worldwide LLC (“Eros Worldwide”).

All of the amounts outstanding are unsecured and will be settled in cash.

The Group has engaged in transactions with Xfinite Global Plc, a subsidiary of Eros Investment Limited on which it has significant influence. The Group has received $12,776 from such transactions during fiscal 2020.

Relationship Agreement

We are party to the Relationship Agreement, which was renewed in 2016. The Relationship Agreement, exclusively assigns to Eros Worldwide, certain intellectual property rights and all distribution rights (including global digital distribution rights) for films (other than Tamil films), held by Eros India or any of its subsidiary or the “Eros India” group, in all territories other than India, Nepal, and Bhutan. In return, Eros Worldwide provides a lump sum minimum guaranteed fee to the Eros India Group in a fixed payment equal to 40% of the production cost of such film (including all costs incurred in connection with the acquisition, pre-production, production or post-production of such film), plus an amount equal to 20% thereon as markup. We refer to these payments collectively as the Minimum Guaranteed Fee. Eros Worldwide is also required to reimburse the Eros India Group for pre-approved distribution expenses in connection with such film, plus an amount equal to 20% thereon as markup (“distribution expenses”). In addition, 15% of the gross proceeds received by the Eros International Group from monetization of such films, after certain amounts are retained by the Eros International Group, are payable over to the Eros India Group.

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

The Relationship Agreement expires in April 2021. Upon expiration, the agreement provides that it will be automatically renewed for successive two year terms unless terminated by any party by 180 days written notice on or before commencement of any renewal term.

There have been no other related party transactions since the beginning of our last full fiscal year that began on April 1, 2020 through the date of this Transition Report.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see “Part III—Item 18. Financial Statements” for a list of the financial statements filed as part of this Transition Report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our A ordinary shares have been trading on the NYSE since November 13, 2013. Our A ordinary shares previously traded under the ticker “EROS.” On September 23, 2020, we changed our ticker to “ESGC” in connection with the Merger and our subsequent corporate name change.

Our A ordinary shares previously traded on AIM, a market operated by the London Stock Exchange plc, or AIM. We canceled the admission of our A ordinary shares to trading on AIM on November 13, 2013, and our A ordinary shares are now traded exclusively on the NYSE.

B. Plan of Distribution

Not applicable.

C. Markets

Not applicable.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We were incorporated in the Isle of Man as Eros International Plc on March 31, 2006 under the Isle of Man Companies Act 1931 Act (the “1931 Act”), as a public company limited by shares. Effective as of September 29, 2011, we were de-registered under the 1931 Act and re-registered as a company limited by shares under the 2006 Act. The 2006 Act provides that such re-registration does not prejudice or affect in any way the continuity or legal validity of a company.

We maintain our registered office at First Names House, Victoria Road, Douglas, Isle of Man IM2 4DF, British Isles; our principal executive office in the U.S. is at 3900 West Alameda Avenue, 32nd Floor, Burbank, California 91505.

At March 31, 2020, we had authorized share capital of 180,100,915 A ordinary shares at a par value of GBP 0.30 per share, of which 127,116,702 was issued share capital, and authorized share capital of 19,899,085 B ordinary shares at a par value of GBP 0.30 per share, of which 19,899,085 were entirely issued and outstanding.

Our activities are regulated by our Memorandum and Articles of Association. We adopted revised Articles of Association by special resolution of our shareholders passed on June 29, 2020. The material provisions of our revised Articles of Association are described below. In addition to our Memorandum and Articles of Association, our activities are regulated by (among other relevant legislation) the 2006 Act. Our Memorandum of Association states our company name, that we are a company limited by shares, our registered office address and the name of our registered agent, in each case as at 28 September 2011 when the Memorandum of Association was last revised, and that neither the memorandum of association nor the articles of association may be amended except pursuant to a resolution approved by a majority of not less than three-fourths of such members as, being entitled so to do, vote in person or by proxy at the general meeting at which such resolution is proposed. Below is a summary of some of the provisions of our Articles of Association. It is not, nor does it purport to be, complete nor does it identify or purport to identify all of the rights and obligations of our shareholders.

The summary is qualified in its entirety by reference to our Articles of Association. See “Part III—Item 19. Exhibits—Exhibit 1.1” and “Part III—Item 19. Exhibits—Exhibit 1.2.”

The following is a description of the material provisions of our articles of association, ordinary shares and certain provisions of Isle of Man law. This summary does not purport to be complete and is qualified in its entirety by reference to our Articles of Association. See “Part III — Item 19”.

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

Our articles provide that the quorum necessary for the transaction of business may be determined by our board of directors and, in the absence of such determination, is the majority of the members of our board of directors. Subject to the provisions of the 2006 Act, the directors may exercise all our powers to borrow money, guarantee, indemnify and to mortgage or charge our assets.

Ordinary Shares

Dividends

Holders of our A ordinary shares and B ordinary shares whose names appear on our register of members on the date on which a dividend is declared by our board of directors are entitled to such dividends according to the shareholders’ respective rights and interests in our profits and subject to the satisfaction of the solvency test contained in the 2006 Act immediately after the payment of such dividends. Any such dividend is payable on the date declared by our board of directors, or on any other date specified by our board of directors. Under the 2006 Act, a company satisfies the solvency test if (a) it is able to pay its debts as they become due in the normal course of its business and (b) the value of its assets exceeds the value of its liabilities. In certain circumstances, if checks, warrants or orders for dividends payable in respect of an ordinary share are returned to us undelivered or left uncashed, we will not be obligated to send further dividends or other payments with respect to such ordinary shares until the relevant shareholder notifies us of an address to be used for the purpose. In the discretion of our board of directors, all dividends unclaimed for a period of twelve months may be invested or otherwise used by our board of directors for our benefit until claimed (and we are not a trustee of such unclaimed funds), and all dividends unclaimed for a period of twelve years after having become due for payment may be forfeited, in which case they will revert to us.

Voting Rights

Each A ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, and each B ordinary share is entitled to ten votes.

In addition to any items which require the approval of shareholders under applicable law, until the third anniversary of the effective date of the Merger, we and our subsidiaries must receive the prior approval of the holders of a majority of our A Ordinary shares in order to:

•	amend, modify or supplement the provisions of Article 59 in our articles of association;
•	amend, supplement or otherwise modify (whether by merger or otherwise) our memorandum of association or articles of association in a manner that would affect the relative rights of the holders of our B Ordinary Shares vis-à-vis the holders of our A Ordinary Shares;
•	enter into any agreement or effect any transaction or series of related transactions providing for consideration to the holders of our B Ordinary Shares that is in a different amount or form per share than the consideration provided to the holders of our A Ordinary Shares in such transaction;
•	take any action that would have the effective of increasing the relative voting power of the B Ordinary Shares in issue vis-à-vis the A Ordinary Shares in issue;
•	issue additional B Ordinary Shares (other than upon conversion of A Ordinary Shares) to any permitted holder;
•	enter into any agreement or amend any existing agreement or effect any transaction or series of related transactions between us or our subsidiaries, on the one hand, and any permitted holder from time to time on the other hand, except for (i) awards of equity-based compensation approved by the Remuneration Committee and granted in the ordinary course of business to members of the permitted holders who are also members of our senior management, (ii) arms’ length transactions the material terms of which are approved in advance by an independent committee delegated the authority to make such determination by the Board and (iii) any agreements, transactions or arrangements existing on the date hereof the material terms of which are publicly disclosed prior to the date hereof in the documents publicly filed by us with the SEC; or
•	agree or otherwise commit (whether or not in writing) to take any of the foregoing actions.

General Meetings

Unless unanimously approved by all shareholders entitled to attend and vote at the meeting, all general meetings for the approval of a resolution appointing a director may be convened with at least 21 days’ notice (excluding the date of notice and the date of the general meeting), and any other general meeting may be convened by our board of directors with at least 14 days’ notice (excluding the date of notice and the date of the general meeting). A quorum required for any general meeting consists of shareholders holding at least 30% of our issued share capital. The concept of “ordinary,” “special” and “extraordinary” resolutions is not recognized under the 2006 Act, and resolutions passed at a meeting of shareholders only require the approval of shareholders present in person or by proxy, holding in excess of 50% of the voting rights exercised in relation thereto. However, as permitted under the 2006 Act, our articles of association incorporate the concept of a “special resolution” (requiring the approval of shareholders present in person or by proxy holding 75% or more of the voting rights exercised in relation thereto) in relation to certain matters, such as directing the management of our business (subject to the provisions of the 2006 Act and our articles), sanctioning a transfer or sale of the whole or part of our business or property to another company (pursuant to the relevant section of the 1931 Act) and allocating any shares or other consideration among the shareholders in the event of a winding up

Rights to Share in Dividends

Our shareholders have the right to a proportionate share of any dividends we declare.

Limitations on Right to Hold Shares

Our articles identify certain “permitted holders” of B ordinary shares. Any B ordinary shares transferred to a person other than a permitted holder will, immediately upon registration of such transfer, convert automatically into A ordinary shares. If the voting power of the B ordinary shares in issue is at any time less than 2% of the voting power of all ordinary shares in issue, such B ordinary shares will, as soon as reasonably practicable, be converted into an equivalent number of fully paid A ordinary shares.

Untraceable Shareholders

In certain circumstances, if any payment with respect to any ordinary shares has not been cashed and we have not received any communications from the holder of such ordinary shares, we may sell such ordinary shares after giving notice in accordance with procedures set out by our articles of association to the holder of the ordinary shares and any relevant regulatory authority.

Action Required to Change Shareholder Rights or Amend Our Memorandum or Articles of Association

All or any of the rights attached to any class of our ordinary shares may, subject to the provisions of the 2006 Act, be amended either with the written consent of the holders of at least 75% of the issued shares of that class or by a resolution passed at a general meeting of the holders of shares of that class. Furthermore, our memorandum and articles of association may be amended by a resolution approved by a majority of not less than three-fourths of such members as, being entitled so to do, vote in person or by proxy at the general meeting at which such resolution is proposed.

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

C. Material Contracts

Merger Agreement and CVR Agreements

On April 17, 2020, Eros and STX entered into the Merger Agreement.

On the terms and subject to the conditions of the Merger Agreement, each share of STX preferred stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) was converted into the right to receive a number of CVRs, without interest, based on the liquidation value and, if applicable, the exit payment, of the respective share of STX preferred stock (the “Merger Consideration”), and such CVRs will in turn entitle the holder thereof to receive, on the Settlement Date, a number of A ordinary shares to be calculated in accordance with certain agreements governing the CVRs (the “CVR Agreements”). Each share of STX common stock and each STX stock option and restricted stock unit award issued and outstanding as of immediately prior to the Effective Time was cancelled at the Effective Time without consideration. The aggregate number of A ordinary shares to be issued to the former STX stockholders upon settlement of the CVRs (the “Aggregate Merger Consideration CVR Shares”) will be equal to, and will in no event exceed, the total number of ordinary shares of the Company outstanding as of immediately prior to the Effective Time on a fully diluted basis. The calculation of the fully diluted number of outstanding ordinary shares for this purpose includes (1) the aggregate number of ordinary shares subject to issuance pursuant to then outstanding in-the-money (based on the VWAP of A ordinary shares for the 20 days prior to the Effective Time) Company stock options and (2) the aggregate number of ordinary shares subject to issuance pursuant to then outstanding Company restricted stock unit awards.

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

Each holder of a CVR (other than any such holder that is also a purchaser under the PIPE Subscription Agreement) was, as a condition to receiving any A ordinary shares issuable in respect of such CVRs on the Settlement Date, required to execute and deliver a lock-up agreement to the Company (the “CVR Lock-Up Agreements”). Pursuant to the CVR Lock-Up Agreements, each holder of a CVR will agree not to, without our prior written consent, directly or indirectly transfer the A ordinary shares issued to such holder on the Settlement Date for a period of 18 months from the Settlement Date.

For descriptions of our additional material contracts entered into in connection with the Merger, including the PIPE Subscription Agreement, the 2020 Registration Rights Agreement and Investors’ Agreement, see “Part I—Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” above.

2017 Notes Offering

On December 6, 2017, we closed a registered direct offering (the “2017 Offering”) of $122,500,000 aggregate principal amount of the Company’s Senior Convertible Notes (collectively, the “Notes”) and a Warrant (collectively, the “Warrants”) to purchase up to 2,000,000 of our A ordinary shares, for an aggregate purchase price of $100,000,000. The Notes and Warrants were issued and sold pursuant to a Securities Purchase Agreement, dated as of December 4, 2017, by and among us and the buyers party thereto. The 2017 Offering was effected pursuant to a prospectus supplement dated December 1, 2017 under our Registration Statement on Form F-3 (Registration No. 333-219708), as amended (the “Registration Statement”). The Registration Statement was declared effective on October 2, 2017. The Warrants expired on June 30, 2018 without being exercised.

In connection with the issuance of the Notes, we entered into an indenture, dated as of December 6, 2017, between us and Wilmington Savings Fund Society, FSB, as trustee (the “Base Indenture”), as supplemented by a first supplemental indenture thereto, dated as of December 6, 2017 (the “Supplemental Indenture” and, the Base Indenture as supplemented by the Supplemental Indenture, the “Indenture”). The terms of the Notes included those provided in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended.

The Notes would have matured on December 6, 2020 unless earlier converted or redeemed, subject to the right of the holders to extend the date under certain circumstances. The Notes were issued with an original issue discount and the terms of the Notes provided that they would not bear interest except upon the occurrence of an event of default, in which case the Notes would bear interest at a rate of 6.0% per annum. The Notes were our senior obligations.

We made monthly payments consisting of an amortizing portion of the principal of each Note equal to $3,500,000 and accrued and unpaid interest and late charges on the Note. Provided equity conditions referred to in the prospectus supplement were satisfied, we were permitted to make a monthly payment by converting such payment amount into A ordinary shares. Alternatively the we were permitted, at its option, to make monthly payments by redeeming such payment amount in cash, or by any combination of conversion and redemption.

All amounts due under the Notes were convertible at any time, in whole or in part, at the holder’s option, into A ordinary shares at the initial conversion price of $14.6875. The conversion price was subject to adjustment for stock splits, combinations and similar events, and, in any such event, the number of A ordinary shares issuable upon the conversion of a Note would also be adjusted so that the aggregate conversion price would have been the same immediately before and immediately after any such adjustment. In addition, the conversion price was also subject to an anti-dilution adjustment if we issued or was deemed to have issued securities at a price lower than the then applicable conversion price. Further, if we sold or issued any securities with “floating” conversion prices based on the market price of the A ordinary shares, a holder of a Note would have the right thereafter to substitute the “floating” conversion price for the conversion price upon conversion of all or part the Note.

The Notes required “buy-in” payments to be made by us for failure to deliver any A ordinary shares issuable upon conversion.

On or after December 6, 2019, and subject to certain conditions, we had the right to redeem all, but not less than all, of the remaining principal amount of the Notes and all accrued and unpaid interest and late charges in cash at a price equal to 100% of the amount being redeemed, so long as the VWAP of the A ordinary shares exceeded $18.3594 (as adjusted for stock splits, stock dividends, recapitalizations and similar events) for at least 10 consecutive trading days. At any time prior to the date of the redemption, a holder had the right to convert its Note, in whole or in part, into A ordinary shares. We had no right to effect an optional redemption if any event of default had occurred and was continuing.

All amounts due under the Notes have been converted and no principal amount of the Notes remain outstanding.

2019 Notes Offering

On September 30, 2019, we closed a registered direct offering (the “2019 Offering”) of $27,500,000 aggregate principal amount of Senior Convertible Notes (collectively, the “New Notes”) for aggregate net proceeds of approximately $24,500,000. The New Notes were issued and sold pursuant to a Securities Purchase Agreement, dated as of September 26, 2019, by and among us and the buyers party thereto (the “New Notes SPA”). The 2019 Offering was effected pursuant to a prospectus supplement dated September 26, 2019 under the Registration Statement.

The New Notes SPA provided, as consideration for the securities purchase agreement and pursuant to the provisions of the Notes, for us to waive rights to make redemptions or repayments under the Notes in cash, and for the holder of the Notes (the “2017 Holder”) to waive certain specified rights and terms under the Notes, including certain rights to cash payment of any installment amounts then-due under the Notes, and provided for automatic election buys to pay each installment amount in our A ordinary shares. Additionally, with respect to an aggregate amount of $9 million of installment amounts as to which a conversion notice was delivered by the 2017 Holder but a conversion did not occur prior to September 26, 2019 as a result of the mutual agreement of the Company and the 2017 Holder, the conversion of such installment was deemed to have been voided by the 2017 Holder as of September 3, 2019, such that the installment conversion price was automatically adjusted in accordance with clause (A) of Section 8(b) of the Notes based on the VWAP of the A ordinary shares as of August 26, 2019.

The New Notes matured on September 30, 2020. The New Notes were issued with an original issue discount and do not bear interest except upon the occurrence of an event of default, in which case the New Notes shall bear interest at a rate of 6.0% per annum. The New Notes were senior obligations of the Company.

All amounts due under the New Notes were convertible at any time, in whole or in part, at the holder’s option into A ordinary shares at the initial conversion price of $3.59. The conversion price was subject to adjustment for stock splits, combinations and similar events, and, in any such event, the number of A ordinary shares issuable upon the conversion of a New Note would also have been adjusted so that the aggregate conversion price shall be the same immediately before and immediately after any such adjustment. In addition, the conversion price was also subject to an anti-dilution adjustment if we issued or were deemed to have issued securities at a price lower than the then applicable conversion price. Further, if we sold or issued any securities with “floating” conversion prices based on the market price of the A ordinary shares, a holder of a New Note will have the right thereafter to substitute the “floating” conversion price for the conversion price upon conversion of all or part the New Note.

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

All amounts due under the New Notes have been converted and no principal amount of the New Notes remain outstanding.

2020 Equity Offering

On January 27, 2020, we announced a registered direct offering (the “2020 Equity Offering”) of up to 13,888,889 of our A ordinary shares to be effected pursuant to a prospectus supplement under the Registration Statement. The A ordinary shares will be issued and sold from time to time pursuant to one or more subscription agreements entered into with the purchasers.

Subject to certain limitations set forth in the subscription agreement, each time we wish to sell A ordinary shares under the agreement, we will notify an investor of the number of shares to be sold and the minimum price below which the sale will not be made. The per share purchase price for sales will be an amount equal to 95% of the lowest daily VWAP of the A ordinary shares on the NYSE for each of the five successive trading days beginning on the first trading day following the date of our to the investor. However, if the VWAP on any trading day during this five-day period is lower than any minimum price specified in the notice to the investor, then for each such trading day, the number of A ordinary shares to be sold under such notice will automatically be reduced by an amount equal to 20% and that trading day will not be included in the final determination of the per share purchase price.

We make certain customary representations and warranties in the agreement, including with respect to certain capitalization and securities law matters. The agreement also obligates the parties to indemnify each other for certain losses suffered or incurred by reason of the other party’s breach of the agreement.

As of October 23, 2020, we had sold an aggregate of 14,474,824 A ordinary shares, comprised of 13,859,440 A ordinary shares authorized under the 2020 Equity Offering and an additional 615,384 A ordinary shares allocated from those authorized under the 2019 Notes Offering. As of October 23, 2020 aggregate net proceeds pursuant to the 2020 Equity Offering $47,587,500, before deducting estimated expenses, which we intend to use to fund investment in new content, with a focus on digital, and for general corporate purposes. Such proceeds of the 2020 Equity Offering constitute the Additional Equity Financing (as defined in the Merger Agreement) and satisfy the related closing condition under the Merger Agreement, as described above under the heading “Merger Agreement.”

Reliance Registration Rights Agreement

We entered into a registration rights agreement with Reliance Industrial Investments and Holdings Limited, dated August 8, 2018 in connection with the purchase by Reliance Industries Limited, or Reliance, of A ordinary shares. The terms of the registration rights agreement required that the Company register the resale of the A ordinary shares held by Reliance as of the date of the registration rights agreement and also requires that we register the resale of any A ordinary shares subsequently acquired by Reliance. We filed a Registration Statement on Form F-3 (File No. 333-227380) on September 17, 2018 as required by the registration rights agreement. The SEC declared the registration statement effective on October 9, 2018.

For descriptions of our additional material contracts entered into in connection with the Merger, including the PIPE Subscription Agreement, the 2020 Registration Rights Agreement and Investors’ Agreement, see “Part I.—Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” above

D. Exchange Controls

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

i) Direct Tax:

Indirect Transfer:

Based on the fact that we are considered for tax purposes as a company domiciled abroad, any dividend distributed in respect of ordinary shares will not be subject to any withholding or deduction under the Indian income tax laws. As per the provisions of the Indian Income Tax Act, 1961, income arising directly or indirectly through the transfer of a capital asset, including any share or interest in a company or entity registered or incorporated outside India, will be liable to tax in India, if such share or interest derives, directly or indirectly, its value substantially from assets located in India, whether or not the seller of such share or interest has a residence, place of business, business connection, or any other presence in India, if, on the specified date, the value of such assets located in India (i) represents at least 50% of the value of all assets owned by the company or entity, and (ii) exceeds the amount of 100 million rupees. However, the impact of the above indirect transfer provisions would need to be separately evaluated under the tax treaty scenario and for sellers holding not more than 5% voting power or share capital or interest in a company or entity registered or incorporated outside India that holds assets in India.

Dividend Distribution Tax:

Dividend declared or distributed by an Indian company until 31 March 2020, was subject to DDT in the hands of the Indian company at 20.56% and such dividend income was exempt from tax in the hands of the recipient shareholder.

As per the Finance Act 2020, DDT of 20.56% levied on the Indian companies declaring dividend has been abolished with effect from April 1, 2020. Consequently, dividend is taxable in the hands of recipient and there shall be withholding of taxes on such dividends. The withholding tax rate under local laws is 10% (excluding surcharge and cess) for Indian residents and 20% (excluding surcharge and cess) for non-residents / foreign companies. Benefits are available under the relevant tax treaties.

Equalization Levy:

An equalization levy or EL in respect of certain e-commerce transactions has been introduced in India with effect from June 1, 2016. EL is to be deducted in respect of payment towards “specified services” (in excess of INR 100,000). A “Specified service” means online advertisement, any provision for digital advertising space or any other facility or service for the purpose of online advertisement and includes any other service as may be notified. Deduction of EL at the rate of six per cent (on a gross basis) is the responsibility of Indian residents / non-residents having a permanent establishment in India on payments to non-residents (not having a PE in India). Consequently, if a non-resident (not having a PE in India) earns income towards a “specified service” which is chargeable to EL, then the same would be exempt in the hands of such non-resident.

Further, the Finance Act, 2020 has expanded the scope of EL by covering e-commerce transactions on which EL is to be charged at the rate of two percent (on a gross basis) with effect from 1 April 2020. E - commerce supply or services include online sale of goods, online provision of services or both owned or provided or facilitated by an E-commerce operator. However, EL shall not be charged in case sales, turnover or gross receipts of the E-commerce operator from sale of goods or services or facilitation thereof is less than INR 20 million.

Discharge of EL at the rate of two percent (on a gross basis) is the responsibility of E – commerce operator receiving consideration on the supply or services made to Indian residents, non-residents in “specified circumstances” or any other person using IP address located in India. However, any service or supply made by the E – commerce operator which is in connection to their PE in India will not be liable for EL. With effect from 1 April 2021, if a non-resident (not having a PE in India) earns income which is chargeable to EL, then the same would be exempt in the hands of such non-resident.

Tax on sale of films as ‘Royalty’

Until 31 March 2020, consideration for the sale, distribution or exhibition of cinematographic films was specifically excluded from the definition of Royalty under Indian Income Tax Act, 1961. However, as per Finance Act 2020, the definition of Royalty has been rationalized to include consideration for the sale, distribution or exhibition of cinematographic films (w.e.f. April 1, 2020).

Place of Effective Management:

The concept of POEM is introduced for the purpose of determining the tax residence of overseas companies in India. The POEM is defined to mean a place where key management and commercial decisions that are necessary for the conduct of the business of entity company as a whole are in substance made. This could have significant impact on the foreign companies holding board meeting(s) in India, having key managerial personnel located in India, having regional headquarters located in India, etc. In the event the POEM of a foreign company is considered to be situated in India, it becomes tax resident in India, and consequently, its global income would be taxable in India (even if it is not earned in India).

General Anti Avoidance Rules:

The General Anti Avoidance Rules (“GAAR”) have come into effect from financial year 2017-18. The tax consequences of the GAAR provisions if applied to an arrangement could result in denial of tax benefit under the domestic tax laws and / or under a tax treaty, amongst other consequences.

Multilateral Instrument:

The Organization of Economic Co-operation and Development (OECD) released the final package of all Action Plans of the BEPS project in October 2015. India is a member of G20 and active participant in the BEPS project. The BEPS project lead to a series of measures being developed across several actions such as the digital economy, treaty abuse, design of Controlled Foreign Company Rules, intangibles, country-by-country reporting, preventing artificial avoidance of PE status, improving dispute resolution, etc. Several of these measures required implementation through changes in domestic law. In order to implement the measures which entailed changes to bilateral tax treaties, Multi-lateral Instrument (MLI) was introduced to modify the existing bilateral tax treaty network and ensure speed and consistency in implementation. MLI inter-alia addresses following treaty related measures:

•	Preventing the granting of treaty benefits in inappropriate circumstances;
•	Preventing the artificial avoidance of Permanent Establishment status;
•	Making dispute resolution mechanisms more effective.

On June 07, 2017, India signed the MLI to implement tax treaty related measures to prevent BEPS. On June 25, 2019, India deposited the instrument of ratification for MLI with OECD along with a list of reservations and notifications. As a result, MLI has entered into force for India on October 1, 2019 and its provisions have effect on India’s tax treaties from FY 2020-21 onwards where the other country has also deposited its instrument of ratification with OECD.

Significant Economic Presence:

Given the digital age, the need for physical presence in conducting business is steeply reducing giving way to interaction by way of technology. Having regard to the report of OECD on BEPS Action Plan 1, an amendment was made vide Finance Act 2018 whereby concept of SEP was introduced under the domestic tax laws to cover within the tax ambit transactions in digitized business. SEP shall be constituted in cases where:

•	Transactions in respect of any goods, services or property are carried out by a non-resident in India (including downloading of data or software);
•	Non-residents engage in systematic and continuous soliciting of business activities or engaging with users in India, through digital means;

if the prescribed thresholds are breached.

Further, if SEP is constituted, attribution of profits for taxation in India shall be restricted to transactions and / or business activities / users in India. The Finance Act 2020 has expanded the scope of attribution of income rules (applicable to SEP and other forms of taxable presence) to also include income from:

(a)	advertisement which targets a customer who resides in India or a customer who accesses the advertisement through internet protocol address located in India;

(b)	sale of data collected from a person who resides in India or from a person who uses internet protocol address located in India; and

(c)	sale of goods or services using data collected from a person who resides in India or from a person who uses internet protocol address located in India

The threshold of payments received and number of users (mentioned in the aforesaid conditions) shall be prescribed by the Central Board of Direct Taxes (CBDT) in due course, after which, one will be able to gauge the impact of this expansion in the provision.

Further, unless corresponding modifications to PE rules are made in tax treaties, the existing treaty rules will apply to the extent that they are more beneficial than domestic law provisions. Accordingly, the above provisions would need to be separately evaluated under the tax treaty scenario.

However, as per Finance Act, 2020, it is pertinent to note that SEP provisions have been deferred by a year and shall be effective from April 1, 2021.

ii) Indirect Tax

Goods and Services Tax

As far as introduction of GST is concerned, it has been a little more than three years since its enactment. Most of the indirect taxes under earlier regime have been subsumed and only one tax i.e. GST is being levied at national level. In India, there is a dual GST model which grants power to central as well as state governments to levy GST on interstate (including import) and intrastate transactions. To a large extent GST has curtailed various exemptions and concessions which were prevalent in the earlier tax regime. The benefits of GST such as, elimination of multiple taxes and levy of one tax has reduced the cascading effect and has consequently reduced the overall incidence of taxes.

Under GST regime, the sales tax on the transfer of exhibition rights and entertainment tax on entertainment & amusement which under earlier regime was levied by state governments in most of the states has been subsumed under GST. However, in certain states the local authorities have been given powers to levy and collect taxes on entertainment & amusement (including exhibition of cinematographs in theatre). This may be said to be a back door entry by state governments to levy taxes on entertainment.

On the other hand, the government through its GST Council meetings are also trying to resolve various issues that had surfaced under GST, thereby resolving ambiguity for the Media and Entertainment industry and avoiding the possibility of probable tax litigation. However, the impact of GST on the media and entertainment industry are both positive and negative. The industry stands to benefit considerably with the introduction of GST, due to single tax levy on licensing of copyright, fungibility of credit of goods and overall reduction of cascading effect of taxes having a positive effect on the cost of production and profitability. However, certain concern areas still remain open, for which the industry seek certain amendments in the law and clarifications from the government. The industry awaits a positive response from the government in reference to such concern areas. Industry is also facing Anti-profiteering investigations by the National Anti-profiteering Authority for alleged failure of the exhibitors to pass the benefit of reduction of rate of tax to the patrons.

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

Zero rate of corporate income tax in the Isle of Man

The Isle of Man operates a zero rate of income tax for most corporate taxpayers, including the Company. Under the regime, the Company will be subject to Isle of Man taxation on its income, but the rate of tax will be zero; there will be no required withholding by the Company on account of Isle of Man tax in respect of dividends paid by the Company.

The Company will be required to pay an annual return fee, which is currently charged at the rate of £380 (US $495) per year.

Isle of Man probate

In the event of the death of a sole, individual holder of the A ordinary shares, an Isle of Man probate fee or administration may be required, in respect of which certain fees will be payable to the Isle of Man Court. Currently the maximum fee, where the value of an estate exceeds £1,000,000 (US $1,300,000), is £8,323.50 (US $10,800).

Summary of Material U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences associated with the acquisition, ownership and disposition of our A ordinary shares as of the date hereof. The discussion set forth below is applicable only to U.S. Holders (as defined below) and does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire the A ordinary shares.

Except where noted, this summary applies only to a U.S. Holder that holds A ordinary shares as capital assets for U.S. federal income tax purposes. As used herein, the term “U.S. Holder” means a beneficial owner of a share that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary does not describe all of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are a broker, a dealer or trader in securities or currencies, a financial institution, a regulated investment company, a real estate investment trust, a cooperative, an insurance company, a pension plan, a tax-exempt entity, a person holding our A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale, a wash sale or a straddle, a person liable for alternative minimum tax, a person who owns directly, indirectly or constructively, 5% or more, by voting power or value, of our stock, a person holding our A ordinary shares in connection with a trade or business conducted outside of the U.S., a partnership or other pass-through entity for U.S. federal income tax purposes (and any investors in such partnership or other pass-through entity), a U.S. expatriate or a person whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar. The discussion below assumes that we will not be treated as a “surrogate foreign corporation” under section 7874 of the Code as a result of the STX Transaction. The discussion below is based upon the provisions of the Code, and regulations (including proposed regulations), rulings and judicial decisions thereunder as of the date hereof, and such authorities may be subject to differing interpretations or may be replaced, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership holding our A ordinary shares or a partner of a partnership holding our A ordinary shares, you should consult your tax advisors as to the particular U.S. federal income tax consequences of acquiring, holding and disposing of the A ordinary shares.

This discussion does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address estate and gift taxes or the effects of any state, local or non-U.S. tax laws. If you are considering the purchase, ownership or disposition of our A ordinary shares, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any other consequences to you arising under U.S. federal, state and local laws and the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

Taxation of Distributions

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the A ordinary shares will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles) such excess will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the A ordinary shares and thereafter as capital gain recognized on a sale or exchange. Because we do not expect to keep track of earnings and profits in accordance with U.S. federal income tax principles, you should expect that a distribution in respect of the A ordinary shares will generally be treated and reported as a dividend to you. Such dividend income will be includable in your gross income as ordinary income on the day actually received by you or on the day received by your nominee or agent that holds the A ordinary shares on your behalf. Such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations under the Code.

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the U.S. Our A ordinary shares are listed on the NYSE and we expect such shares to be considered readily tradable on an established securities market, although there can be no assurance in this regard nor can there be assurance, if our shares are considered to be readily tradable on an established securities market, that our A ordinary shares will continue to be readily tradable on an established securities market in later years. However, even if the A ordinary shares are readily tradable on an established securities market in the U.S., we will not be treated as a qualified foreign corporation if we are a passive foreign investment company, or PFIC, for the taxable year in which we pay a dividend or were a passive foreign investment company, or PFIC, for the preceding taxable year or if we are treated as a “surrogate foreign corporation” within the meaning of Section 7874 of the Code. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) (B) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. For this purpose, the minimum holding period requirement will not be met if a share has been held by a holder for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend, appropriately reduced by any period in which such holder is protected from risk of loss. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the availability of the reduced tax rate on dividends in light of your particular circumstances.

Subject to certain conditions and limitations imposed by U.S. federal income tax rules relating to the availability of the foreign tax credit, some of which vary depending upon the U.S. Holder’s circumstances, any foreign withholding taxes on dividends will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The application of the rules governing foreign tax credits depends on the particular circumstances of each U.S. Holder. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For purposes of calculating the foreign tax credit, dividends paid on the A ordinary shares will be treated as income from sources outside the U.S. and will generally constitute “passive category income.” Further, in certain circumstances, you will not be allowed a foreign tax credit for foreign taxes imposed on certain dividends paid on the A ordinary shares if you:

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

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, we do not believe we will be a PFIC for U.S. federal income tax purposes for the 2020 taxable year, and we do not expect to become one in the future. However, because PFIC status is an annual factual determination that cannot be made until after the close of each taxable year and depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

In general, a non-U.S. corporation will be treated as a PFIC for U.S. federal income tax purposes for any taxable year in which:

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our A ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.

Under these circumstances, a U.S. Holder would be subject to U.S. federal income tax on (i) a distribution on the shares of a lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, both as if such U.S. Holder directly held the shares of such lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

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

You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding A ordinary shares if we are considered a PFIC in any taxable year.

Sale or Other Disposition of A Ordinary Shares

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange or other taxable disposition of an A ordinary share in an amount equal to the difference between the amount realized for the share and your tax basis in the A ordinary share, in each case as determined in U.S. dollars. Subject to the discussion above under “Passive Foreign Investment Company,” such gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Any gain or loss recognized by you will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. You are encouraged to consult your tax advisor regarding the availability of the U.S. foreign tax credit in your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to distributions in respect of our A ordinary shares and the proceeds from the sale, exchange or redemption of our A ordinary shares that are paid to you within the U.S. or through certain U.S.-related financial intermediaries, unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to (i) provide a correct taxpayer identification number or (ii) certify that you are not subject to backup withholding or (iii) otherwise comply with the backup withholding rules. U.S. Holders who are required to establish their exemption from backup withholding must timely provide the applicable withholding agent such certification on a properly completed Internal Revenue Service Form W-9. U.S.

Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Publicly filed documents concerning our company which are referred to in this transition report may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can also be obtained from the Public Reference Room at the SEC’s principal office, 100 F Street, N.E., Washington D.C. 20549, after payment of fees at prescribed rates

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval, or EDGAR, system. We have made all our filings with the SEC using the EDGAR system.

I. Subsidiary Information

For more information on our subsidiaries, please see “Part I—Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Merger was accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with STX selected as the accounting acquirer under this guidance. Consequently, our historical financial statements and the financial information discussed in this Item 11 are those of STX.

Prior to the Merger, STX’s fiscal year ends on September 30 of each year. For the purpose of this Item 11, unless the context otherwise requires, references to 2017, 2018 and 2019 refer to the fiscal years ended September 30 of such years. Unless the context otherwise requires, financial information described in this Item 11 is described on a consolidated basis.

We are exposed to a variety of financial risks, including market risks (such as interest rate risk and foreign currency risk), credit risk and liquidity risk.

Interest Rate Risk

Our exposure to the risk of changes in market interest rates relates primarily to our debt obligations with a floating interest rate.

Our policy is to manage our interest cost using a mix of fixed and variable rate debts by analyzing our interest rate exposure on a dynamic basis. Various scenarios are simulated, taking into consideration refinancing, renewal of existing positions and alternate financing. Based on these scenarios, we manage our mix of fixed and variable rate debts by taking advantage of the most favorable rates and expected cash flows. As of September 30, 2017, 2018 and 2019 and March 31, 2020, approximately 30%, 20%, 19% and 16%, respectively, of our interest-bearing loans bore interest at fixed rates.

The following table presents our financial instruments that are sensitive to changes in interest rates. The table also presents the cash flows of the principal amounts of the financial instruments with the current year weighted average interest rates and the fair value of the instruments as of March 31, 2020:

	2020	2021	2022	2023	Total	Fair Value March 31, 2020
	(in thousands of dollars)
Variable Rates
Senior Credit Facility(1)	$—	$—	$230,369	$—	$230,369	$230,369
Average Interest Rate	5.53%
Fixed Rates
Mezzanine Facility(2)	$—	$—	$—	$42,640	$42,640	$44,817
Average Interest Rate	12.50%
Total	$—	$—	$230,369	$42,640	$273,009	$275,186

_______________

(1) The Senior Credit Facility matures October 7, 2021 and bears interest at a rate equal to 3.00% plus LIBOR for LIBOR loans. The current capacity is $350 million which can be increased by up to $250 million. We are required to pay a commitment fee at an annual rate of 0.75% if the credit exposure is less than 50% of total commitments, and 0.50% if credit exposure is more than 50% of the undrawn amounts.

(2) The Mezzanine Facility matures on July 7, 2022. We are required to pay interest at an annual rate of 11.0% (9.0% in cash and 2.0% in kind).

Assuming the Senior Credit Facility outstanding balance and the applicable LIBOR in effect as of September 30, 2019, a quarter point change in interest rates would result in a $0.6 million change in annual interest expense.

Foreign Currency Risk

We have transactional currency exposures. Such exposures arise from sales or purchases by operating units in currencies other than the units’ functional currencies.

We began foreign operations in 2016. Our foreign operations did not have sales until the fourth quarter of 2017. An immaterial amount of our sales were denominated in currencies other than the functional currencies of the operating units making the sales during the year ended September 30, 2017. In the fiscal years ended September 30, 2017, 2018 and 2019, we recognized foreign currency translation loss of $1 thousand and loss of $184 thousand and gain of $14 thousand, respectively.

As of September 30, 2019, the Company had the following outstanding forward foreign exchange contracts (with maturity less than six months):

Foreign Currency	Foreign Currency Amount		US Dollar Amount	Weighted Average Exchange Rate Per $1 USD
Canadian Dollar	C$9,376	in exchange for	$7,018	$1.33

The loss capitalized to productions and loss recognized in the consolidated statement of operations for the fiscal year ended September 30, 2019 related to foreign currency derivatives was immaterial.

Liquidity Risk

We monitor our risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both our financial instruments and financial assets (e.g., trade receivables) and projected cash flows from operations. Our objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans, and other interest-bearing loans.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depository Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee members are Mr. Nicholas Stone (Chairman), Mr. Shailesh Rao, Mr. Dhirendra Swarup and Mr. Dilip Thakkar. All the members are independent directors pursuant to the applicable rules of the Commission and the NYSE. See “Part I—Item 6. Directors, Senior Management and Employees—A. Directors and Executive Officers” for the experience and qualifications of the members of the Audit Committee. Our Board of Directors has determined that Mr. Stone and Mr. Thakkar qualify as “audit committee financial experts” as defined in Item 16A of Form 20-F.

ITEM 16B. CODE OF ETHICS

We have adopted a written Code of Business Conduct and Ethics that is applicable to all of our directors, senior management and employees. We have posted the code on our website at www.erossstx.com. Information contained on our website does not constitute a part of this transition report. We will also make available a copy of the Code of Business Conduct and Ethics to any person, without charge, if a written request is made to Investor Relations at our offices at 3900 West Alameda Avenue, 32nd Floor, Burbank, California 91505.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Grant Thornton India LLP (“Grant Thornton”) served as the independent registered public accountant for Eros prior to the Merger. Information regarding fees paid or accrued for the audit and other services provided by Grant Thornton and associated entities for the years ended March 31, 2020 and 2019 and our Audit Committee’s pre-approval process is included in Item 16.C of our Annual Report on Form 20-F, submitted to the SEC on July 30, 2020 and incorporated by reference herein.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we, nor any affiliated purchaser, made any purchase of our equity securities in fiscal year 2020.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We have posted our Corporate Governance Guidelines on our website at erosstx.com. Information contained on our website does not constitute a part of this transition report.

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

We believe that our corporate governance practices do not differ in any significant way from those required to be followed by issuers incorporated in the U.S. under the NYSE listing standards, except that the Dodd-Frank Wall Street Reform and Consumer Protection Act generally provides shareholders of U.S. public companies with the right to cast three types of votes: (i) an advisory vote to approve the compensation of the named executive officers, (ii) an advisory vote on the frequency with which shareholders should be entitled to cast votes on the company’s executive compensation, and (iii) an advisory vote to approve certain payments made in connection with an acquisition, merger or other specified corporate transaction. We, as a foreign private issuer, are not subject to these requirements and we do not adopt any such voting practices.

As a foreign private issuer, we are exempt from the rules under the Exchange Act governing the furnishing and content of proxy statements, and our directors, senior management and principal shareholders are exempt from the reporting and “short-swing profit” recovery provisions contained in Section 16 of the Exchange Act.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Part III—Item 18. Financial Statements” for a list of the consolidated financial statements included elsewhere in this transition report.

ITEM 18. FINANCIAL STATEMENTS

The following statements are filed as part of this transition report, together with the report of the independent registered public accounting firm:

•	Report of Independent Registered Public Accounting Firm Ernst & Young LLP
•	Consolidated Balance Sheets as of September 30, 2018 and 2019 and March 31, 2020
•	Consolidated Statements of Operations for the years ended September 30, 2017, 2018 and 2019 and the six months ended March 31, 2019 (unaudited) and 2020
•	Consolidated Statements of Comprehensive Loss for the years ended September 30, 2017, 2018 and 2019 and the six months ended March 31, 2019 (unaudited) and 2020
•	Consolidated Statements of Cash Flows for the years ended September 30, 2017, 2018 and 2019 and the six months ended March 31, 2019 (unaudited) and 2020
•	Consolidated Statements of Convertible Redeemable Preferred Stock and Stockholders’ Deficit for the years ended September 30, 2017, 2018 and 2019 and the six months ended March 31, 2019 (unaudited) and 2020
•	Notes to the Audited Consolidated Financial Statements

ITEM 19. EXHIBITS

The following exhibits are filed as part of this transition report:

Exhibit Number	Title
1.1	Memorandum of Association	(c)
1.2	Articles of Association	(o)
2.1	Form of A Share Certificate	(d)
4.1	Relationship Agreement, dated as of December 16, 2009, between Eros International Media Limited, the Company and Eros Worldwide FZ-LLC	(b)
4.2	Shareholders’ Agreement, dated as of January 13, 2007, between Eros Multimedia Private Limited and The Group and Big Screen Entertainment Private Limited	(b)
4.3	Shareholders’ Agreement for Ayngaran International Limited, dated as of July 11, 2007	(b)
4.4	Employment Agreement of Sunil Lulla as Executive Vice Chairman of Eros International Medial Limited, dated September 29, 2009	(b)
4.5	Service Agreement of Prem Parameswaran as Chief Financial Officer and President of North America and Group Chief Financial Officer, dated May 26, 2015	(f)
4.6	Service Agreement of Kishore Lulla, dated February 17, 2016	(g)
4.7	Rules of the Eros International Plc Bonus Share Plan Unapproved Option Scheme 2006, dated May 17, 2006	(b)
4.8	IPO Plan Form of Option Agreement	(d)
4.9	Eros International Media Pvt. Ltd. ESOP 2009	(c)
4.10	Form of Joint Share Ownership Deed Measured By Total Share Return	(c)
4.11	Form of Joint Share Ownership Deed Measured By Earnings Per Share	(c)
4.12	Employee Benefit Trust Deed	(c)
4.13	Form of Option Agreement for Option Awards Approved April 17, 2012	(d)
4.14	Service Agreement of Pranab Kapadia as President – Europe & Africa of Eros International Ltd., dated December 1, 2007	(d)
4.15	Amended and Restated Service Agreement of Rishika Lulla Singh as Chief Executive Officer – Eros Digital FZ LLC, dated February 17, 2016	(g)
4.16	Service Agreement of Mark Carbeck as Chief Corporate and Strategy Officer, dated April 3, 2014	(g)
4.17	Service Agreement of David Maisel as Non-Executive Director, dated February 13, 2015	(f)
4.18	Form of 2014 Option Agreement for Option Awards	(f)
4.19	Form of 2015 Option Agreement for Option Awards	(f)
4.20	Trust Deed constituting the £50 million 6.50% Bonds due 2021, dated October 15, 2014	(f)
4.21	Relationship Agreement dated as of September 20, 2016 between Eros International Media Limited and Eros Worldwide FZ LLC	(i)
4.22	Form of Indenture between the Company and Wilmington Savings Fund Society, FSB, as trustee	(j)
4.23	Form of Supplementary Indenture between the Company and Wilmington Savings Fund Society, FSB, as trustee	(j)

4.24	Form of Senior Convertible Note (included as Exhibit A to Exhibit 4.34 hereto)	(j)
4.25	Form of Securities Purchase Agreement	(j)
4.26	Registration Rights Agreement between Eros International Plc and Reliance Industrial Investments and Holdings Limited, dated August 8, 2018	(l)
4.27	Form of Securities Purchase Agreement	(m)
4.28	Form of Senior Convertible Note	(m)
4.29	Form of Subscription Agreement	(n)
4.30	Agreement and Plan of Merger, dated as of April 17, 2020, among Eros International Plc, STX Filmworks, Inc., England Holdings 2, Inc. and England Merger 1 Corp. (f/k/a/ England Merger Corp.)	(p)
4.31	Voting and Support Agreement, dated as of April 17, 2020, by and among STX Filmworks, Inc., Kishore Lulla, Rishika Lulla Singh, Beech Investments Limited and Eros Ventures Limited	(p)
4.32	Subscription Agreement, dated as of April 17, 2020, by and among Eros International Plc and the purchasers thereto	(p)
4.33	Amendment No. 1 to Subscription Agreement, dated as of July 21, 2020, by Eros International Plc
4.34	Form of Class E CVR Agreement	(o)
4.35	Form of Class D CVR Agreement	(o)
4.36	Form of Class C CVR Agreement	(o)
4.37	Form of Class B CVR Agreement	(o)
4.38	Form of Class A CVR Agreement	(o)
4.39	Form of Investors’ Rights Agreement	(o)
4.40	Form of Registration Rights Agreement	(o)
4.41	Registration Rights Agreement, dated as of July 30, 2020, by and among Eros International Plc and the Holders party thereto	(o)
4.42	Eros International Plc 2020 Long-Term Incentive Plan	(o)
4.43	Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement (Corporate and Production Facility) dated as of October 7, 2016 by and among STX Financing, LLC, as Borrower, STX, as Parent, the Guarantors referred to therein, the Lenders referred to therein and JPMorgan Chase Bank, N.A., as Administrative Agent and Issuing Bank	(o)
4.44	Amendment No. 1 to Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement, dated as of June 2, 2017	(o)
4.45	Amendment No. 2 to Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement, dated as of October 4, 2017	(o)
4.46	Waiver and Amendment No. 3 to Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement, dated as of February 22, 2018	(o)
4.47	Amendment No. 4 to Second Amended and Restated Credit, Security, Guaranty, and Pledge Agreement, dated as of February 11, 2019	(o)
4.48	Amendment No. 5 to Second Amended and Restated Credit, Security, Guaranty, and Pledge Agreement, dated as of January 30, 2020	(o)
4.49	Consent and Amendment No. 6 to Second Amended and Restated Credit, Security, Guaranty, and Pledge Agreement, dated as of April 17, 2020	(o)
4.50	Second Amended and Restated Subordinated Credit, Security, Guaranty and Pledge Agreement dated as of October 7, 2016, among STX Financing, LLC, as Borrower, STX Filmworks, Inc., as Parent, the Guarantors referred to therein, the Lenders referred to therein, and Red Fish Blue Fish, LLC, as Administrative Agent for the Lenders	(o)

4.51	Amendment No. 1 to Second Amended and Restated Subordinated Credit, Security, Guaranty and Pledge Agreement, dated as of March 2, 2018	(o)
4.52	Consent and Amendment No. 2 to Second Amended and Restated Subordinated Credit, Security, Guaranty and Pledge Agreement, dated as of February 11, 2019	(o)
4.53	Consent and Amendment No. 3 to Second Amended and Restated Subordinated Credit, Security, Guaranty and Pledge Agreement, dated as of April 17, 2020	(o)
8.1	Subsidiaries of Eros STX Global Corporation	(a)
12.1	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)	(a)
12.2	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)	(a)
13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350	(a)
13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350	(a)
15.1	Consent of Ernst & Young LLP	(a)
101.INS	XBRL Instance Document	(a)
101.SCH	XBRL Taxonomy Extension Schema Document	(a)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	(a)
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	(a)
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	(a)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	(a)

___________________

(a)	Filed herewith
(b)	Previously filed on March 30, 2012 as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-180469) and incorporated herein by reference.
(c)	Previously filed on April 24, 2012 as an exhibit to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-180469) and incorporated herein by reference.
(d)	Previously filed on October 29, 2013 as an exhibit to Amendment No. 5 to the Company’s Registration Statement on Form F-1 (File No. 333-180469) and incorporated herein by reference.
(e)	Previously filed on November 5, 2013 as an exhibit to Amendment No. 6 to the Company’s Registration Statement on Form F-1 (File No. 333-180469) and incorporated herein by reference.
(f)	Previously filed on July 8, 2015 as an exhibit to the Company’s Annual Report on Form 20-F and incorporated herein by reference.
(g)	Previously filed on July 27, 2016 as an exhibit to the Company’s Annual Report on Form 20-F and incorporated herein by reference.
(h)	Previously filed on July 31, 2017 as an exhibit to the Company’s Annual Report on Form 20-F and incorporated herein by reference.
(i)	Previously filed on August 4, 2017 as an exhibit to the Company’s Registration Statement on Form F-3 (File No. 333-219708) and incorporated herein by reference.
(j)	Previously filed on December 4, 2017 as an exhibit to the Company’s Report of Foreign Private Issuer on Form 6-K and incorporated herein by reference.
(k)	Previously filed on March 14, 2018 as an exhibit to the Company’s Registration Statement on Form S-8 (File No. 333-223643) and incorporated herein by reference.
(l)	Previously filed on September 17, 2018 as an exhibit to the Company’s Registration Statement on Form F-3 (File No. 333-227380) and incorporated herein by reference.
(m)	Previously filed on September 26, 2019 as an exhibit to the Company’s Current Report of Foreign Private Issuer on Form 6-K and incorporated herein by reference.
(n)	Previously filed on January 27, 2020 as an exhibit to the Company’s Current Report of Foreign Private Issuer on Form 6-K and incorporated herein by reference.
(o)	Previously filed on August 4, 2020 as an exhibit to the Company’s Current Report of Foreign Private Issuer on Form 6-K and incorporated herein by reference.
(p)	Previously filed on July 30, 2020 as an exhibit to the Company’s Annual Report on Form 20-F and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on its behalf.

Date: October 30, 2020	EROS STX GLOBAL CORPORATION

	By:	/s/ Andrew Warren
	Name:	Andrew Warren
	Title:	Chief Financial Officer

	By:	/s/ Robert B. Simonds, Jr.
	Name: Title:	Robert B. Simonds, Jr. Chief Executive Officer

STX FILMWORKS, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Accounting Firm	F-2
Consolidated Balance Sheets as of September 30, 2018 and 2019 and March 31, 2020	F-3
Consolidated Statements of Operations for the years ended September 30, 2017, 2018 and 2019 and the six months ended March 31, 2019 (unaudited) and 2020	F-4
Consolidated Statements of Comprehensive Loss for the years ended September 30, 2017, 2018 and 2019 and the six months ended March 31, 2019 (unaudited) and 2020	F-5
Consolidated Statements of Convertible Redeemable Preferred Stock and Stockholders' Deficit for the years ended September 30, 2017, 2018 and 2019 and the six months ended March 31, 2019 (unaudited) and 2020	F-6
Consolidated Statements of Cash Flows for the years ended September 30, 2017, 2018 and 2019 and the six months ended March 31, 2019 (unaudited) and 2020	F-7
Notes to Audited Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of STX Filmworks, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of STX Filmworks, Inc. (the Company) as of September 30, 2018 and 2019, and March 31, 2020, the related consolidated statements of operations, comprehensive loss, stockholders' deficit and cash flows for each of the three years in the period ended September 30, 2019, and for the six months ended March 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2018 and 2019, and March 31, 2020, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2019, and for the six months ended March 31, 2020, in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a revolving credit facility that matures within 12 months, which raises substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are required to be independent with respect to the Company in accordance with the relevant ethical requirements relating to our audit.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2015.

Los Angeles, California

October 30, 2020

STX Filmworks, Inc.

Consolidated Balance Sheets

(in thousands, except share data)

	September 30,		March 31,
	2018	2019	2020
Assets
Cash and cash equivalents	$167,869	$17,874	$25,705
Accounts receivable, net	72,129	153,625	102,430
Other current assets	30,210	15,824	24,215
Total Current Assets	270,208	187,323	152,350

Film and TV costs, net	157,805	141,952	97,308
Property and equipment, net of accumulated depreciation of $3,748, $5,730 and $6,744 at September 30, 2018, 2019 and March 31, 2020, respectively.	5,909	4,043	3,496
Restricted cash	975	—	—
Other assets	16,488	23,135	39,608
Total assets	$451,385	$356,453	$292,762

Liabilities and stockholders’ deficit
Liabilities:
Accounts payable and accrued expenses	$178,324	$114,020	$109,921
Accrued participations and residuals	52,649	38,214	28,314
Deferred revenue, current	43,795	39,363	29,142
Term loan - short term, net	3,184	—	—
Total Current Liabilities	277,952	191,597	167,377

Revolving credit facilities, net	266,935	226,402	225,989
Term loan due to related party, net	40,471	41,546	42,092
Accrued participations and residuals	29,992	67,660	70,916
Deferred Revenue	19,522	9,013	12,986
Other liabilities	3,361	51,382	45,847
Total liabilities	638,233	587,600	565,207

Commitments and contingencies

Convertible redeemable preferred stock:
Stockholders’ deficit:
Class A convertible preferred stock, $0.01 par value, 10,207 shares authorized, issued, and outstanding at September 30, 2018, 2019 and March 31, 2020.	16,585	18,876	20,031
Class B convertible preferred stock, $0.01 par value, 85,000 shares authorized, issued, and outstanding at September 30, 2018, 2019 and March 31, 2020.	143,069	160,238	169,442
Class C convertible preferred stock, $0.01 par value, 214,588 shares authorized, 166,088 shares issued and outstanding at September 30, 2018, 2019 and March 31, 2020.	196,195	221,237	219,095
Class D convertible preferred stock, $0.01 par value, 132,618 shares authorized, no shares issued and outstanding at September 30, 2018, 125,000 shares issued and outstanding at September 30, 2019, 125,104 shares issued and outstanding at March 31, 2020, respectively.	—	101,626	111,433

Stockholders deficit:
Common stock, $0.01 par value, 100,000,000 shares authorized, 11,572,291 shares issued and outstanding September 30, 2018, 2019 and March 31, 2020.	116	116	116
Additional paid-in capital	—	—	—
Other comprehensive income/(loss)	51	(474)	(400)
Accumulated deficit	(542,864)	(732,766)	(792,162)
Total stockholders’ deficit	(542,697)	(733,124)	(792,446)
Total liabilities, convertible redeemable preferred stock and stockholders’ deficit	$451,385	$356,453	$292,762

See accompanying notes

STX Filmworks, Inc.

Consolidated Statements of Operations

(in thousands)

	Year Ended September 30			Six Months Ended March 31
	2017	2018	2019	2019	2020
				(unaudited)
Revenue	$201,441	$448,846	$434,261	$224,068	$188,453

Expenses:
Direct operating	139,769	298,246	260,673	123,566	92,752
Distribution and marketing	72,554	230,336	200,900	87,865	95,047
General and administrative	57,961	91,999	60,840	36,433	26,844
Depreciation and amortization	1,304	1,814	2,220	1,096	1,022
Restructuring expense	—	—	—	—	1,832
Total operating expenses	271,588	622,395	524,633	248,960	217,497

Loss from operations	(70,147)	(173,549)	(90,372)	(24,892)	(29,044)

Other income (expense):
Interest income	116	99	213	51	43
Interest expense	(15,943)	(18,934)	(22,134)	(11,629)	(10,718)
Shareholder exit (expense)/income	—	—	(25,000)	(5,777)	13,767

Loss before income taxes	(85,974)	(192,384)	(137,293)	(42,247)	(25,952)

Income tax provision	387	811	708	359	161
Net loss	$(86,361)	$(193,195)	$(138,001)	$(42,606)	$(26,113)

See accompanying notes

STX Filmworks, Inc.

Consolidated Statements of Comprehensive Loss

(in thousands)

	Year Ended September 30			Six Months Ended March 31
	2017	2018	2019	2019	2020
				(unaudited)

Net loss	$(86,361)	$(193,195)	$(138,001)	$(42,606)	$(26,113)
Foreign currency translation (loss)/gain, net of tax	145	(96)	(525)	155	74
Comprehensive loss	$(86,216)	$(193,291)	$(138,526)	$(42,451)	$(26,039)

See accompanying notes

STX Filmworks, Inc.

Consolidated Statements of Convertible Redeemable Preferred Stock and Stockholders’ Deficit

(in thousands)

	Convertible Redeemable Preferred Stock										Additional	Other
	Class A		Class B		Class C		Class D		Common Stock		Paid-In	Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Income	Deficit	Total
Balance at September 30, 2016	10,207	$12,427	85,000	$114,054	77,088	$75,027	—	$—	10,853,279	$109	$—	$2	$(203,909)	(203,798)
Class C stock issuance	—	—	—	—	40,000	40,600	—	—	—	—	—	—	—	—
Class C issuance costs	—	—	—	—	—	(76)	—	—	—	—	—	—	—	—
Accretion of preferred stock	—	1,929	—	13,686	—	11,669	—	—	—	—	(680)	—	(26,605)	(27,285)
Stock compensation expense	—	—	—	—	—	—	—	—	—	—	536	—	—	536
Stock options exercised	—	—	—	—	—	—	—	—	59,596	0.60	44	—	—	45
Shares issued in connection with debt amendment	—	—	—	—	—	—	—	—	26,525	0.27	100	—	—	100
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	145	—	145
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(86,361)	(86,361)
Balance at September 30, 2017	10,207	14,356	85,000	127,740	117,088	127,220	—	—	10,939,400	110	—	147	(316,875)	(316,618)

Class C stock issuance	—	—	—	—	49,000	49,000	—	—	—	—	—	—	—	—
Class C issuance costs	—	—	—	—	—	(967)	—	—	—	—	—	—	—	—
Common stock issuance	—	—	—	—	—	—	—	—	100,000	1	4,165	—	—	4,166
Accretion of preferred stock	—	2,229	—	15,329	—	20,942	—	—	—	—	(5,705)	—	(32,794)	(38,499)
Stock compensation expense	—	—	—	—	—	—	—	—		—	447	—	—	447
Stock options exercised	—	—	—	—	—	—	—	—	532,891	5	1,093	—	—	1,098
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	(96)	—	(96)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(193,195)	(193,195)
Balance at September 30, 2018	10,207	16,585	85,000	143,069	166,088	196,195	—	—	11,572,291	116	—	51	(542,864)	(542,697)

Cumulative effect of accounting changes	—	—	—	—	—	—	—	—	—	—	—	—	2,870	2,870
Class D stock issuance	—	—	—	—	—	—	125,000	125,000	—	—	—	—	—	—
Class D issuance costs/discounts	—	—	—	—	—		—	(33,840)	—	—	—	—	—	—
Accretion of preferred stock	—	2,291	—	17,169	—	25,042	—	10,466	—	—	(195)	—	(54,771)	(54,966)
Stock compensation expense	—	—	—	—	—	—	—	—	—	—	195	—	—	195
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	(525)	—	(525)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(138,001)	(138,001)
Balance at September 30, 2019	10,207	$18,876	85,000	$160,238	166,088	$221,237	125,000	$101,626	11,572,291	$116	$—	$(474)	$(732,766)	$(733,124)

	Convertible Redeemable Preferred Stock										Additional	Other
	Class A		Class B		Class C		Class D		Common Stock		Paid-In	Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Income	Deficit	Total
Balance at September 30, 2018	10,207	$16,585	85,000	$143,069	166,088	$196,195	—	$—	11,572,291	$116	$—	$51	$(542,864)	$(542,697)
Cumulative effect of accounting change	—	—	—	—	—	—	—	—	—	—	—	—	2,870	2,870
Class D stock issuance	—	—	—	—	—	—	110,211	110,211	—	—	—	—	—	—
Class D issuance costs/discounts	—	—	—	—	—	—	—	(24,029)	—	—	—	—	—	—
Accretion of preferred stock	—	1,160	—	8,153	—	12,258	—	2,352	—	—	(99)	—	(23,825)	(23,924)
Stock compensation expense	—	—	—	—	—	—	—	—	—	—	99	—	—	99
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	155	—	155
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(42,606)	(42,606)
Balance at March 31, 2019, (unaudited)	10,207	$17,745	85,000	$151,222	166,088	$208,453	110,211	$88,534	11,572,291	$116	$—	$206	$(606,425)	$(606,103)

	Convertible Redeemable Preferred Stock										Additional	Other
	Class A		Class B		Class C		Class D		Common Stock		Paid-In	Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Income	Deficit	Total
Balance at September 30, 2019	10,207	$18,876	85,000	$160,238	166,088	$221,237	125,000	$101,626	11,572,291	$116	$—	$(474)	$(732,766)	$(733,124)
Class D stock issuance	—	—	—	—	—	—	104	104	—	—	—	—	—	—
Class D discount	—	—	—	—	—	—	—	(69)	—	—	—	—	—	—
Class D shareholder exit liability	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Accretion of preferred stock	—	1,155	—	9,204	—	13,230	—	9,772	—	—	(81)	—	(33,283)	(33,364)
Non-consenting holder reclassification	—	—	—	—	—	(15,372)	—	—	—	—	—	—	—	—
Stock compensation expense	—	—	—	—	—	—	—	—	—	—	81	—	—	81
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	74	—	74
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(26,113)	(26,113)
Balance at March 31, 2020	10,207	$20,031	85,000	$169,442	166,088	$219,095	125,104	$111,433	11,572,291	$116	$—	$(400)	$(792,162)	$(792,446)

See accompanying notes

STX Filmworks, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended September 30			Six Months Ended March 31
	2017	2018	2019	2019	2020
				(unaudited)
Operating activities
Net loss	$(86,361)	$(193,195)	$(138,001)	$(42,606)	$(26,113)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation and amortization expense	1,218	1,915	2,348	1,190	1,114
Stock compensation expense	536	4,613	195	99	81
Amortization and impairment of film and television costs	54,681	140,241	120,076	54,522	52,410
Amortization of debt discount and issuance costs	3,104	3,160	3,333	1,644	1,788
Disposal of fixed assets	—	—	60	—	6
Accrual of paid in kind interest	799	815	832	415	423
Loss on extinguishment of liability	—	—	5,000	5,000	—
Shareholder exit expense/(income)	—	—	25,000	5,777	(13,767)
Other	201	192	48	48	—

Changes in operating assets and liabilities:
Accounts receivable	4,767	(47,954)	(76,685)	(17,471)	51,195
Prepaid expenses and other assets	(37,812)	1,862	7,503	2,278	(25,684)
Lease asset and liability	—	—	—	—	(98)
Increase in film and television costs	(87,324)	(193,094)	(105,759)	(86,246)	(7,699)
Accounts payable and accrued expenses	3,169	145,607	(64,305)	(85,614)	(18,649)
Accrued participations and residuals	8,956	44,133	22,497	23,035	(6,644)
Deferred revenue	10,465	30,068	(14,941)	4,332	(6,248)
Other liabilities	172	147	(479)	(281)	8,227
Net cash provided by/(used in) operating activities	(123,429)	(61,490)	(213,278)	(133,878)	10,342

Investing activities
Purchase of property and equipment	(1,713)	(2,757)	(354)	(428)	(475)
Net cash used in investing activities	(1,713)	(2,757)	(354)	(428)	(475)

Financing activities
Proceeds from exercise of stock options	—	1,099	—	—	—
Term loan draw	—	3,322	—	—	—
Revolving credit facilities draw	286,807	465,012	286,419	201,496	158,351
Revolving credit facilities repayment	(205,099)	(362,177)	(332,853)	(209,595)	(160,429)
Debt issuance costs	(7,478)	(193)	(372)	(343)	—
Issuance of Class C convertible preferred stock	40,600	49,000	—	—	—
Costs from issuance of Class C convertible preferred stock	(76)	(967)	—	—	—
Issuance of Class D convertible preferred stock	—	—	110,211	105,211	35
Costs from issuance of Class D convertible preferred stock	—	—	(550)	(528)	—
Net cash provided by/(used in) financing activities	114,754	155,096	62,855	96,241	(2,043)

Net (decrease) increase in cash, cash equivalents and restricted cash	(10,388)	90,849	(150,777)	(38,065)	7,824
Foreign exchange effects on cash	164	(230)	(193)	(1)	7
Cash, cash equivalents and restricted cash at the beginning of year	88,449	78,225	168,844	168,844	17,874
Cash, cash equivalents and restricted cash at the end of year	$78,225	$168,844	$17,874	$130,778	$25,705

Supplemental disclosures of cash flow information
Cash paid for interest	$12,096	$18,122	$21,088	$10,537	$11,041
Cash paid for income tax	$—	$—	$—	$—	$—

See accompanying notes

STX Filmworks, Inc.
Notes to Audited Consolidated Financial Statements
(in thousands, except share data)

1. Description of Business, Basis of Presentation and Significant Accounting Policies

Description of Business

STX Filmworks, Inc. (the “Company”) was formed as a limited liability company on August 4, 2011, under the name Lunatic Fringe Entertainment, LLC. Its name was later changed to STX Filmworks, LLC and it converted to a Delaware corporation in February 2014. The primary purpose and business of the Company is to develop, produce, finance, distribute, invest in and otherwise exploit feature length motion pictures, television programming, and digital media content. The Company specializes in the development, production, marketing and distribution of talent driven films, television, and digital content across multi-platform distribution channels on a worldwide basis.

Basis of Presentation

These accompanying consolidated financial statements are presented on the accrual basis of accounting and are in accordance with accounting principles generally accepted in the United States (“GAAP”) as contained in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). These financial statements present the consolidated financial position and results of operations of the Company and its wholly owned subsidiaries. All intercompany transactions are eliminated in consolidation.

As discussed in Note 3, the Company's revolving credit facility matures on October 7, 2021. The maturity of the Company’s revolving credit facility now falls within the twelve-month period following the issuance of these financial statements for which the Company is required to evaluate as part of its assessment of its ability to continue as a going concern. Management of the Company believes that the Company has adequate liquidity to fund its operations up until the maturity of the revolving credit facility. However, absent a refinancing with cash from operations, assets sales or a combination thereof, the Company does not currently expect to have sufficient liquidity to repay the full amount of the revolving credit facility at maturity. Based on continuing discussions with existing and potential lenders, management is optimistic that it will be able to successfully implement its ongoing plan to address its debt maturities as they become due. However, management recognizes that its plan depends on the actions of these third parties and, therefore, the Company is unable at this time to conclude that such plan is probable of being achieved. Accordingly, given the uncertainty with respect to the Company’s ability to pay its revolving credit facility in full at maturity, the Company acknowledges that substantial doubt exists regarding its ability to continue as a going concern pursuant to ASC 205-40 Presentation of Financial Statements—Going Concern. There can be no assurance that the Company will succeed in reaching agreements with the lenders under its revolving credit facility or accessing new capital to pay the revolving credit facility in full at maturity.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates continuity of operations, realization of asset and the satisfaction of liabilities in the normal course of business for the twelve-month period following the date of these consolidated financial statements. As such, the accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets and their carrying amounts, or the amount and classification of liabilities that may result should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities as of the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. The most significant estimates made by management in the preparation of the financial statements relate to ultimate revenue and costs used for the amortization of investment in films and television programs; estimates of sales returns and other allowances and provisions for doubtful accounts; estimates related to the revenue recognition of sales or usage-based royalties; income taxes including the assessment of valuation allowances for deferred tax assets; accruals for contingent liabilities; and impairment assessments for investment in films and television programs and property and equipment. Actual results could differ from such estimates.

STX Filmworks, Inc.
Notes to Audited Consolidated Financial Statements
(in thousands, except share data)

Period Ended March 31, 2019

Amounts included in the consolidated financial statements and accompanying footnotes as of March 31, 2019 and for the six-months then ended are unaudited.

Summary of Significant Accounting Policies

Revenue Recognition

The Company generates revenue principally from the licensing of content in domestic theatrical exhibition, home entertainment (e.g., digital media and physical sales), television, and international market places.

Revenue is recognized upon transfer of control of promised services or goods to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services or goods. Revenues do not include taxes collected from customers on behalf of taxing authorities such as sales tax and value-added tax.

Licensing Arrangements

The Company's content licensing arrangements include fixed fee and minimum guarantee arrangements, and sales or usage-based royalties.

Fixed Fee or Minimum Guarantees: The Company's fixed fee or minimum guarantee licensing arrangements may, in some cases, include multiple titles, multiple license periods (windows) with a substantive period in between the windows, rights to exploitation in different media, or rights to exploitation in multiple territories, which may be considered distinct performance obligations. When these performance obligations are considered distinct, the fixed fee or minimum guarantee in the arrangement is allocated to the title, window, media right or territory as applicable, based on estimates of relative standalone selling prices. The amounts related to each performance obligation (i.e., title, window, media or territory) are recognized when the content has been delivered, and the window for the exploitation right in that territory has begun, which is the point in time at which the customer is able to begin to use and benefit from the content.

Sales or Usage Based Royalties: Sales or usage based royalties represent amounts due to the Company based on the “sale” or “usage” of the Company's content by the customer, and revenues are recognized at the later of when the subsequent sale or usage occurs, or the performance obligation to which some or all the sales or usage-based royalty has been allocated and has been satisfied (or partially satisfied). Generally, when the Company licenses completed content (with standalone functionality, such as a movie, or television show) its performance obligation will be satisfied prior to the sale or usage. When the Company licenses intellectual property that does not have stand-alone functionality (e.g., brands, themes, logos, etc.), its performance obligation is generally satisfied in the same period as the sale or usage. The actual amounts due to the Company under these arrangements are generally not reported to the Company until after the close of the reporting period. The Company records revenue under these arrangements for the amounts due and not yet reported to the Company based on estimates of the sales or usage of these customers and pursuant to the terms of the contracts. Such estimates are based on information from the Company's customers, historical experience with similar titles in that market or territory, the performance of the title in other markets, and/or data available in the industry.

STX Filmworks, Inc.
Notes to Audited Consolidated Financial Statements
(in thousands, except share data)

Revenues by Market or Product Line

The following describes the revenues generated by market or product line.

Theatrical - Theatrical revenues are derived from the domestic theatrical release of motion pictures licensed to theatrical exhibitors on a picture-by-picture basis (distributed by the Company directly in the United States). Revenue from the theatrical release of feature films are treated as sales or usage- based royalties, are recognized as revenue starting at the exhibition date and are based on the Company's participation in box office receipts of the theatrical exhibitor.

Home Entertainment - Home entertainment consists of Digital Media and Physical Sales.

Digital Media - Digital media includes digital transaction revenue sharing arrangements (pay-per-view and video-on-demand platforms, electronic sell through ("EST"), and digital rental) and licenses of content to digital platforms for a fixed fee.

Digital Transaction Revenue Sharing Arrangements: Primarily represents revenue sharing arrangements with certain digital media platforms which generally provide that, in exchange for a nominal or no upfront sales price, the Company shares in the rental or sales revenues generated by the platform on a title-by-title basis. These digital media platforms generate revenue from rental and EST arrangements, such as download-to-own, download-to-rent, and video-on-demand. These revenue sharing arrangements are recognized as sales or usage-based royalties based on the performance of these platforms and pursuant to the terms of the contract, as discussed above.

Licenses of Content to Digital Platforms: Primarily represents the licensing of content to subscription-video-on-demand ("SVOD") or other digital platforms for a fixed fee. As discussed above, revenues are recognized when the content has been delivered and the window for the exploitation right in that territory has begun.

Physical Sales - Physical Sales represent the sale of motion pictures and television shows (produced or acquired) on physical discs (DVD’s, Blu-ray, and 4K Ultra HD) in the retail market. Revenues are recognized, net of an allowance for estimated returns and other allowances, on the later of receipt by the customer or “street date” (when it is available for sale by the customer).

Television - Television revenues are derived from the licensing to domestic markets (linear pay, basic cable, free television markets, syndication) of motion pictures (including theatrical productions and acquired films). Television also includes revenue from licenses to SVOD platforms in which the initial license of a television series is to an SVOD platform. Revenues associated with a title, right, or window from television licensing arrangements are recognized when the feature film is delivered and the window for the exploitation right has begun.

International - International revenues are derived from (1) licensing of the Company's productions, acquired films, and catalog product to international distributors, on a territory-by-territory basis; (2) the direct distribution of our productions, acquired films, and our catalog product in the United Kingdom; and (3) licensing to international markets of scripted and unscripted series, television movies, mini-series and non-fiction programming. License fees and minimum guarantee amounts associated with title, window, media or territory, are recognized when access to the feature film or television program has been granted or delivery has occurred, as required under the contract, and the right to exploit the feature film or television program in that window, media or territory has commenced. Revenues are also generated from sales or usage based royalties received from international distributors based on their distribution performance pursuant to the terms of the contracts after the recoupment of certain costs in some cases, and the initial minimum guarantee, if any, and are recognized when the sale by our customer generating a royalty due to us has occurred.

STX Filmworks, Inc.
Notes to Audited Consolidated Financial Statements
(in thousands, except share data)

Other - Other revenues are derived from the licensing of the Company's film intellectual property for merchandising (i.e., licenses of motion picture characters or logos) and scripted and unscripted content to linear pay, basic cable, free television markets, and other ancillary markets.

Revenues from other content are recognized when the license period has begun. Revenues from the licensing of television are recognized when the content has been delivered.

Deferred Revenue

Deferred revenue relates primarily to customer cash advances or deposits received prior to when the Company satisfies the corresponding performance obligation.

Payment terms vary by location and type of customer and the nature of the licensing arrangement: however, other than certain multi-year license arrangements, payments are generally due within 60 days after revenue is recognized. For certain multi-year licensing arrangements, primarily in the television, digital media, and international markets, payments may be due over a longer period. When we expect the period between fulfillment of our performance obligation and the receipt of payment to be greater than a year, a significant financing component is present. In these cases, such payments are discounted to present value based on a discount rate reflective of a separate financing transaction between the customer and the Company, at contract inception. The significant financing component is recorded as a reduction to revenue and accounts receivable initially, with such accounts receivable discount amortized to interest income over the period to receipt of payment. The Company does not assess contracts with deferred payments for significant financing components if, at contract inception, we expect the period between fulfillment of the performance obligation and subsequent payment to be one year or less.

In other cases, customer payments are made in advance of when the Company fulfills its performance obligation and recognizes revenue. This primarily occurs under television production contracts, in which payments may be received as the production progresses, international motion picture contracts, where a portion of the payments are received prior to the completion of the movie and prior to license rights start dates and pay television contracts with multiple windows with a portion of the revenues deferred until the subsequent exploitation windows commence. These arrangements do not contain significant financing components because the reason for the payment structure is not for the provision of financing to the Company, but rather to mitigate the Company's risk of customer non-performance and incentivize the customer to exploit the Company's content.

Film and Television Costs

Film costs represent the costs of films produced by the Company, or for which the Company has acquired distribution rights. For films produced by the Company, capitalized costs include all direct production costs, production overhead, and capitalized interest. Production overhead includes allocable costs of individuals or departments with exclusive or significant responsibility for the production of films and excludes selling and marketing costs. The amount of interest capitalized is an allocation of interest cost incurred during the period required to complete the production, but not while the project is in development. During the years ended September 30, 2017, 2018 and 2019, interest of $860, $4,033 and $2,573, respectively, was capitalized to films in production. During the six months ended March 31, 2019 and 2020, interest of $1,348 and $368, respectively, was capitalized to films in production. During the years ended September 30, 2017, 2018 and 2019, overhead of $1,935, $4,418 and $5,495, respectively, was capitalized to films in production. During the six months ended March 31, 2019 and 2020, overhead of $3,275 and $394, was capitalized to films in production.

STX Filmworks, Inc.
Notes to Audited Consolidated Financial Statements
(in thousands, except share data)

Film costs consist of four categories: (1) films in development, (2) films in production, (3) films completed and not released and (4) released films. Films in development primarily include the costs of acquiring film rights to books or original screenplays and costs to adapt such projects, as well as the costs of scripted development for original ideas. Such costs are capitalized and, upon commencement of production, will be transferred to films in production. Films in development are written off at the earlier of the date they are determined not to be recoverable or when abandoned, or three years from the date of initial investment if the production has not been greenlit. Films in production include the inventory cost associated with projects that have been selected for release and for which principal photography has commenced. Films will be held as an asset in production until release, including completed but not released films, at which time the asset balance is transferred to released films. Capitalized film costs are subject to impairment testing when certain triggering events are identified. If the fair value of a film were to fall below its unamortized costs, an impairment is recorded for the amount by which the unamortized capitalized costs exceeds the production’s fair value. The Company recorded film impairments of $3,596 for the year ended September 30, 2017. There were no film impairments for the years ended September 30, 2018 and 2019 and for the six months ended March 31, 2019 and 2020. In determining the fair value of its films, the Company employs a discounted cash flows ("DCF") methodology that includes cash flow estimates of a film's ultimate revenue and costs as well as a discount rate. The discount rate utilized in the DCF analysis is based on the weighted average cost of capital of the Company plus a risk premium representing the risk associated with producing a particular film or television program. An impairment is recorded in the amount by which the unamortized costs exceed the estimated fair value of the film program. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of film costs may be required because of changes in management’s future revenue estimates.

Film costs and the related participations and residuals are amortized using the individual film forecast method based on the proportion that the current year’s revenue bears to the estimate of ultimate revenue that management regularly reviews and revises when necessary. Ultimate revenue includes estimates over a period not to exceed ten years following the date of initial release of the film.

Television costs primarily represent the costs the Company has incurred to produce scripted and unscripted television programs for third parties. The capitalized costs will be expensed to the statement of operations when the program is delivered to the third party.

As of September 30, 2018 and 2019 and March 31, 2020, the Company’s film and television costs consist of the following:

	September 30		March 31
	2018	2019	2020
Film costs:
In development	$6,584	$12,475	$12,560
In production	59,532	41,809	3,330
Completed but not released	—	25,555	—
Released	86,881	56,156	75,779
Total film costs	152,997	135,995	91,669

Television costs:
In development	726	1,514	1,865
In production	4,082	4,443	3,774
Total television costs	4,808	5,957	5,639
Total film and television costs	$157,805	$141,952	$97,308

The Company anticipates that approximately 68% of the costs of its completed films and 91% of the costs of its films in release as of March 31, 2020 will be amortized over the next 12 months and 3 years, respectively.

STX Filmworks, Inc.
Notes to Audited Consolidated Financial Statements
(in thousands, except share data)

Co-Film Production Financing and Distribution

The Company enters into agreements with third parties to co-produce certain of its theatrical and television productions. These arrangements, which are referred to as co-ﬁnancing arrangements, take various forms. The parties to these arrangements, primarily for theatrical productions, include studio and non-studio entities, both domestic and international. In several of these agreements, other parties control certain distribution rights. The Company records the amount received for the sale of an economic interest as a reduction of the cost of the film, as the investor assumes full risk for that portion of the film asset acquired in these transactions. The substance of these arrangements is that the third-party investors own an interest in the film and, therefore, receive a participation based on the third-party investors’ contractual interest in the profits or losses of the film. Typically, in these arrangements, the Company and the third party will split the profits, based on ownership interest, earned in each of the markets after distribution fees and costs are recouped from the proceeds received from the exploitation of the film. The Company projects the ultimate profit that will be recorded in connection with these arrangements and will amortize the net ultimate amount due to or from the investors to Direct operating expense using the individual film forecast method.

Government Assistance

The Company has access to government programs (tax credits) that are designed to promote film and television production and distribution in certain states within the United States and foreign countries.

Tax credits earned with respect to expenditures on qualifying film and television productions are included as an offset to investment in films and television programs when the qualifying expenditures have been incurred provided that there is reasonable assurance that the credits will be realized.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash held on deposit and amounts invested in money market funds. Restricted cash represented collateral for letters of credit pursuant to the Company’s Burbank office lease.

Accounts Receivable

Accounts receivable consist primarily of receivables from theatrical exhibitors, home entertainment, television partners and international distributors. Accounts receivable are reviewed monthly to assess collectability, and at September 30, 2018 and 2019 and March 31, 2020 respectively, the allowance for doubtful accounts was immaterial.

Concentrations of Credit Risk and Financial Instruments

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company limits its exposure to credit loss by placing its cash in financial institutions it believes have high-credit quality. At times, these balances exceed the Federal Deposit Insurance Corporation limits.

The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses, and accounts payable and accrued expenses approximate fair value due to their short-term maturities.

STX Filmworks, Inc.
Notes to Audited Consolidated Financial Statements
(in thousands, except share data)

Other Current Assets

Other current assets on the consolidated balance sheets includes amounts receivable from co-finance partners, tax credits or incentives from local government jurisdictions, physical inventory, right of use assets, prepaid expenses and other current assets. Inventory represents home entertainment product inventory which consists of DVDs and Blu-ray discs and is stated at the lower of cost or net realizable value (first-in, first-out) method. When sold, costs of DVDs and Blu-ray discs sales, including shipping and handling costs, are included in direct operating expense in the accompanying statements of operations.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided for on a straight-line basis over the following useful lives:

Furniture and fixtures	7 years
Computer equipment and software	3 years
Website	3 years
Leasehold improvements	Lease term or useful life, whichever is shorter

The Company periodically reviews and evaluates the recoverability of property and equipment. Where applicable, estimates of net future cash flows, on an undiscounted basis, are calculated based on future revenue estimates. If appropriate and where deemed necessary, a reduction in the carrying amount is recorded.

Debt Issuance Costs and Debt Discount

The Company’s unamortized debt issuance costs at September 30, 2018 and 2019 and March 31, 2020 were $9,095, $6,290 and $4,580 respectively. Unamortized debt issuance costs are reflected in Revolving Credit Facilities and Term Loan Due to Related Party in the accompanying consolidated balance sheets. Debt issuance costs are amortized using the straight-line method, which approximates the effective interest method, over the related term of the Company’s borrowings. At September 30, 2018 and 2019 and March 31, 2020, gross debt issuance costs were $15,049, $15,442 and $15,422, respectively. Amortization of debt issuance costs for the years ended September 30, 2017, 2018 and 2019 was $2,949, $3,005 and $3,178 respectively. Amortization of debt issuance costs for the six months ended March 31, 2019 and 2020 was $1,566 and $1,710, respectively. Amortization of debt discount costs for the years ended September 30, 2017, 2018 and 2019 was $155 for all three fiscal years. Amortization of the debt discount costs for the six months ended March 31, 2019 and 2020 was $78 for both periods. The amortization of the debt issuance and discount was reflected as interest expense in the consolidated statements of operations. Any amounts that were paid to the debt issuer were treated as a reduction in the proceeds received by the issuer and are considered a discount on the issuance and not an issuance cost. As of September 30, 2018 and 2019 and March 31, 2020, the total debt was reduced by $582, $427 and 349, respectively. The discount is being amortized using the straight-line method, which approximates the effective interest method, over the term of the related debt.

Leases

Effective October 1, 2019, the Company accounts for its leases under ASC 842, Leases. Under this guidance, lessees classify arrangements meeting the definition of a lease as operating or financing leases, and leases are recorded on the consolidated balance sheet as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability and the amortization of the right of use asset results in front-loaded expense over the lease term. Variable lease payments that are based on an index or rate are included in the measurement of right-of-use assets and lease liabilities at lease inception. All other variable lease payments are expensed as incurred and are not included in the measurement of right-of-use assets and lease liabilities.

STX Filmworks, Inc.
Notes to Audited Consolidated Financial Statements
(in thousands, except share data)

In calculating the right-of-use asset and lease liability, the Company used the lease components. The non-lease components; common area maintenance expenses, insurance, taxes, utilities, etc. charged by the landlord are recorded as variable lease expenses. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election, and instead recognizes rent expense on a straight-line basis over the lease term.

Operating lease right-of-use assets, representing the Company's right to use the underlying asset for the lease term, are included in the "Other assets" line item in the Company's March 31, 2020 consolidated balance sheet. Operating lease liabilities, representing the present value of the Company's obligation to make payments over the lease term, are included in the “Accounts payable and accrued liabilities” and “Other liabilities” line items in the Company's March 31, 2020 consolidated balance sheet.

There are currently no finance leases as of March 31, 2020.

Upon adoption of the new guidance, The Company recognized lease liabilities on the Company’s consolidated balance sheet for its operating leases of approximately $11.7 million, with a corresponding right-of-use assets balance of $8.5 million, net of existing lease incentives of $3.2 million previously classified in accounts payable and accrued expenses. The adoption had no material impact on the Company’s consolidated statement of operations.The Company adopted the standard utilizing the modified retrospective approach, and therefore, results for reporting period beginning after October 1, 2019 are presented under the new guidance, while prior periods have not been adjusted (see further description in the Recent Accounting Pronouncements section below).

Distribution and Marketing Expenses

Distribution and marketing expenses are expensed as incurred. Distribution and marketing expenses for the years ended September 30, 2017, 2018 and 2019 were $72,554, $230,336 and $200,900. Distribution and marketing expenses for the six months ended March 31, 2019 and 2020 was $87,865 and $95,047.

Equity-Based Compensation

The Company accounts for share-based payments in accordance with ASC 718, Compensation – Stock Compensation (“ASC 718”). ASC 718 requires that the cost resulting from all share-based payment transactions be recognized in the consolidated financial statements. ASC 718 establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all companies to apply a fair-value based measurement method in accounting for generally all share-based payment transactions with employees.

Income Taxes

The Company is treated as a corporation for income tax purposes. The Company records income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and attributable to operating loss and tax credit carryforwards. The carrying amounts of deferred tax assets are reduced by a valuation allowance, if based on available evidence, if it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the more-likely-than-not realization threshold. This assessment considers, among other matters, the nature, frequency, and severity of current and cumulative losses, the duration of statutory carryforward periods, and tax planning alternatives. From time to time, the Company engages in transactions in which the tax consequences may be subject to uncertainty. Significant judgment is required in assessing and estimating the tax consequences of these transactions. In determining the Company’s tax provision for financial reporting purposes, the Company establishes a reserve for uncertain tax positions unless such positions are determined to be more likely than not of being sustained upon examination, based on their technical merits. The Company’s policy is to recognize interest and/or penalties related to income tax matters in income tax expense. Management has determined that there were no uncertain tax positions for which recognition of a liability for any of the periods presented.

STX Filmworks, Inc.
Notes to Audited Consolidated Financial Statements
(in thousands, except share data)

Foreign Currency Translation

The functional currency of foreign subsidiaries is the local currency. Monetary assets and liabilities in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet dates. Foreign revenues and expense items are translated at the exchange rate on the transaction date. Adjustments to translate those statements into U.S. dollars are recorded in accumulated other comprehensive income (loss) in stockholders’ deficit. Foreign currency transaction gains and losses are included in the consolidated statements of operations in general and administrative expense.

Derivative Investments and Hedging Activities

Derivative financial instruments are used by the Company in the management of its foreign currency exposures. The Company’s policy is not to use derivative financial instruments for trading or speculative purposes.

The Company enters into forward foreign exchange contracts to hedge its foreign currency exposure of a foreign subsidiary and on future production expenses denominated in various foreign currencies. The Company evaluates whether the foreign exchange contracts qualify for hedge accounting at the inception of the contract. The fair value of the forward exchange contracts are recorded on the consolidated balance sheets. Changes in the fair value of the foreign exchange contracts are reflected in the consolidated statements of operations. Gains and losses realized upon settlement of the foreign exchange contracts related to productions are amortized to the consolidated statements of operations on the same basis as the production costs being hedged.

Contingencies and Litigation

In the ordinary course of business, the Company is subject to various routine litigation matters. The Company establishes loss provisions for claims when the loss is both probable and can be reasonably estimated. If either or both of the criteria are not met, the Company assesses whether there is at least a reasonable possibility that a loss, or additional losses, may have been incurred. If there is a reasonable possibility that a loss or additional loss may have been incurred for such proceedings, the Company discloses the estimate of the amount of loss or possible range of loss, or discloses that an estimate of loss cannot be made, as applicable.

Impact of Recently Issued Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 requires a lessee to recognize a lease asset representing its right to use the underlying asset for the lease term, and a lease liability for the payments to be made to lessor, on its balance sheet for all operating leases greater than 12 months. The Company adopted ASU 2016-02 as of October 1, 2019, using the modified retrospective approach by recording a right-of-use asset after an offset for existing deferred rent and a lease liability for operating leases of $8,494 and $11,745, respectively, at that date; the Company did not have any finance lease assets and liabilities upon adoption. Adoption of the ASU did not have an effect on retained earnings.  The Company availed itself of the practical expedients provided under ASU 2016-02 and its subsequent amendments regarding identification of leases, lease classification, indirect costs, and the combination of lease and non-lease components.  The Company continues to account for leases in the prior period financials statements under ASC Topic 840. See Note 4 Leases for additional information on leases.

STX Filmworks, Inc.
Notes to Audited Consolidated Financial Statements
(in thousands, except share data)

In March 2019 the FASB issued ASU 2019-02, Entertainment—Films—Other Assets—Film Costs (“ASU 2019-02”). ASU 2019-02 aligns the cost capitalization requirements for episodic television series with the guidance for films in ASC 926-20 and adds new disclosure requirements. Entities that predominantly monetize films or license agreements together with other films and/or license agreements will be required to test the “film group” for impairment rather than test each individual title. Entities that monetize content in a film group must reassess their estimate of the use of a film in the film group and account for any changes prospectively. The standard is effective for fiscal periods beginning after December 15, 2019 and can be early adopted. The Company is currently evaluating the impact of the adoption of this standard on its financial statements.

On October 1, 2018, the Company adopted, on a modified retrospective basis, ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The core principle of the new revenue framework is that an entity should recognize revenue from the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects to receive for those goods or services. The Company determines revenue recognition through the following five step model:

•	Identification of a contract with a customer
•	Identification of the performance obligation in the contract
•	Determination of the transaction price
•	Allocation of the transaction price to the performance obligation in the contract
•	Recognition of revenue when or as the performance obligations are satisfied

The adoption of the new accounting guidance did not result in significant changes to the Company's reported operating results. The Company recorded a transition adjustment for all open contracts existing as of October 1, 2018, of $2.9 million as an increase to the opening balance of accumulated deficit related principally to the items noted below:

Sales or Usage Based Royalties:  The Company receives royalties from certain domestic and international distributors and other transactional digital distribution partners based on the sales made by these distributors after recoupment of a minimum guarantee, if applicable. Under prior guidance, the Company recorded these sales or usage-based royalties after receiving statements from the licensee and/or film distributor. Under the new guidance, revenues are recorded based on best estimates available of the amounts due to the Company in the period of the customer's sales or usage. Accordingly, the timing of the revenue recognition is accelerated; however, the Company continues to have a consistent number of periods of sales or usage based royalties in each reporting period, and therefore the impact of the new guidance depends on the timing and performance of the titles released in those reporting periods.

Renewals of Licenses of Intellectual Property:  Under the prior guidance, when the term of an existing license agreement was extended, without any other changes to the provisions of the license, revenue for the renewal period was recognized when the agreement was renewed or extended. Under the new guidance, revenue associated with renewals or extensions of existing license agreements is recognized as revenue when the licensed content becomes available for the customer to use and benefit from under the renewal or extension. This change impacts the timing of revenue recognition (i.e., revenue is recorded at a later time) as compared with prior revenue recognition guidance. While revenues from renewal do occur, they are not a significant portion of our revenue and thus do not have a material impact on our revenue recognition.

STX Filmworks, Inc.
Notes to Audited Consolidated Financial Statements
(in thousands, except share data)

The cumulative effect of adoption at September 30, 2019 and the impact had we not applied the new revenue guidance on the Balance Sheet is as follows:

	At September 30, 2019
	As Reported	Increase/ (Decrease)	Without Adoption of New Revenue Guidance
Assets
Accounts receivable – current	$153,625	$9,852	$143,773
Film and television costs, net	141,952	(124)	142,076

Liabilities
Accounts payable and accrued expenses	114,020	8,096	105,924
Accrued participations and residuals – non-current	67,660	63	67,597

Equity
Accumulated deficit	(732,766)	1,569	(734,335)

The impact on the Statement of Operations for fiscal year 2019 due to the adoption of the new revenue guidance is as follows:

	Year Ended September 30, 2019
	As Reported	Increase/ (Decrease)	Without Adoption of New Revenue Guidance
Statement of Operations
Revenue	$434,261	$1,757	$432,504
Direct operating	260,673	188	260,485
Loss from operations	(90,372)	(1,569)	(91,941)

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Statements. (“ASU 2016-13”). The amendments in ASU 2016-13 require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The income statement reflects the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. Credit losses on available-for-sale debt securities should be measured in a manner similar to current GAAP. However, the amendments in this Update require that credit losses be presented as an allowance rather than as a write-down. The standard is effective for fiscal periods beginning after April 1, 2020 and allows for a modified-retrospective adoption approach. The Company is currently evaluating the impact of the adoption of this standard on its financial statements. The Company does not expect a material impact to the financial statements.

STX Filmworks, Inc.
Notes to Audited Consolidated Financial Statements
(in thousands, except share data)

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this ASU remove, add, and modify certain disclosures. The ASU removes the following disclosure requirements from Topic 820: (1) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; (2) the policy for timing of transfers between levels; (3) the valuation process for Level 3 fair value measurements; and (4) certain other requirements for nonpublic entities. The ASU adds the following disclosure requirements: (1) the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and (2) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. For certain unobservable inputs, disclosure of other quantitative information may be more appropriate if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements. The ASU modifies disclosure requirements in Topic 820 relating to timing of liquidation of an investee’s assets, the disclosure of the date when restrictions from redemption might lapse, the intention of the measurement uncertainty disclosure, and certain other requirements for nonpublic entities. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently evaluating the effect of this ASU on its financial statements and related disclosures.

2. Property and Equipment, net

Property and equipment, net, consisted of the following:

	September 30		March 31
	2018	2019	2020
Furniture and fixtures	$1,132	$1,087	$1,089
Computers, equipment and software	3,829	4,035	4,038
Leasehold improvements	4,392	4,295	4,756
Website	304	356	357
	9,657	9,773	10,240
Less: accumulated depreciation	(3,748)	(5,730)	(6,744)
Total	$5,909	$4,043	$3,496

3. Debt

JPMorgan Credit Facility

On October 7, 2016, the Company and JPMorgan Chase Bank, N.A. entered into a $400 million five-year senior secured revolving credit facility. This new revolving credit facility, which replaced prior existing production and corporate facilities, can be increased by up to $200 million. All advances are subject to a borrowing base determined and secured by a variety of Company assets. Repayments of all outstanding balances and interest will be due on October 7, 2021. For LIBOR loans, the interest is equal to 3.00% plus LIBOR. The Company is required to pay a commitment fee at an annual rate of 0.75%, if credit exposure is less than 50% of total commitments, and 0.50% if credit exposure is more than 50% of the undrawn amounts. The effective interest rate is 5.56% as of September 30, 2019 and 5.03% as of March 31, 2020.

STX Filmworks, Inc.
Notes to Audited Consolidated Financial Statements
(in thousands, except share data)

P&A Facility

On March 3, 2014, the Company entered into a five-and-a-half-year $30 million senior secured revolving credit facility, with Seer Capital Master Fund, LP as the administrative agent (the “P&A Facility”). The P&A Facility, as amended and restated as of May 2, 2014, was used to finance prints and advertising expenses of films. Amounts outstanding under the P&A Facility bore interest at 12.0%. The Company was required to pay an annual maintenance fee of 1.0% of the average principal balance of loans outstanding with a minimum yield protection on the loan advance for each picture to be the greater of the interest on the advance or 2.0% for loans made less than or equal to 14 days prior to release or 3.0% for loans made more than 14 days in advance of release. For each film that utilizes this facility, the Company was also required to pay a 2.5% participation in the respective film. The P&A facility was amended several times until on January 9, 2020, the Company repaid the remaining amounts owed under this facility.

The summary of the revolving credit facilities described above and related debt issuance costs are as follows:

	September 30		March 31
	2018	2019	2020
JPMorgan credit facility	$257,560	$222,448	$230,369
P&A facility	18,000	10,000	—
Debt issuance costs	(8,625)	(6,046)	(4,380)
Revolving credit facilities	$266,935	$226,402	$225,989

Term Loans

On March 3, 2014, the Company entered into a six-year term loan agreement, as amended and restated as of May 2, 2014, for $35.2 million with Red Fish Blue Fish, LLC, who is also a stockholder and an affiliate of a stockholder. The term loan was drawn on October 20, 2014 and was used to finance production and acquisition of feature-length motion pictures and for general corporate purposes. The term loan is currently recorded at a discount, which includes a 1% agent fee deducted from the total debt and the fair value of the 940,524 common shares issued to the lender as part of the agreement. The term loan was initially set to mature on March 3, 2020.

On October 7, 2016, the Company amended the existing term loan agreement with Red Fish Blue Fish, LLC to extend the maturity to July 7, 2022 to comply with the extension of the credit facilities. Red Fish Blue Fish, LLC received 26,525 shares of common stock in connection with this agreement. The Company is required to pay interest at an annual rate of 11.0% (9.0% in cash and 2.0% in kind).

On April 20, 2018 the Company entered into a one-and-a-half year term loan agreement for a total commitment of approximately $4,700 with Aperture Media Partners, LLC to fund the production of a film. As of September 30, 2018, $3,200 had been drawn on the loan, net of debt issuance costs. Repayment of the principal, and interest on the loan was made on May 10, 2019.

The following tables sets forth future annual contractual principal payment commitments of debt as of March 31, 2020.

		At March 31
Debt Type	Maturity Date	2021	2022	2023	Total
JPMorgan credit facility	October 2021	—	230,369	—	$230,369
Red Fish Blue Fish term	July 2022	—	—	42,640	42,640
		—	230,369	42,640	273,009
Less: aggregate unamortized discount and debt issuance costs					(4,928)
Total					$268,081

As of March 31, 2020, the Company is in compliance with all debt covenants.

STX Filmworks, Inc.
Notes to Audited Consolidated Financial Statements
(in thousands, except share data)

4. Leases

The Company has operating leases for its offices. Its leases have remaining lease terms of up to six years, some of which include options to extend leases up to 5 years. Certain leases contain provisions for property related costs that are variable in nature for which the Company is responsible, including common area maintenance and other property operating services. These costs are calculated based on a variety of factors including property values, tax and utility rates, property service fees, and other factors. The Company records rent expense for operating leases, some of which have escalating rent payments, on a straight-line basis over the lease term. The Company does not have any finance leases.

The tables below present information regarding the Company’s lease assets and liabilities:

At March 31, 2020
Assets:
Operating lease right of use assets	$9,772

Liabilities:
Current operating	1,830
Long-term operating	11,095
Total	$12,925

Weighted-average remaining lease term – operating leases (in years)	5.5
Weighted-average discount rate – operating leases	7.8%

The components of lease expense were as follow:

Six months ended March 31, 2020
Operating leases:
Operating lease costs	$1,226
Variable lease costs	7
Operating lease expense	1,233

Short-term lease rent expense	40
Net rent expense	$1,273

The following tables sets forth our future annual repayment of contractual commitments of future minimum rental payments due under office leases as of March 31, 2020:

At March 31:	Operating Leases
2021	$2,776
2022	2,897
2023	2,889
2024	2,996
2025	2,476
Thereafter	2,003
Total	16,037
Less: Present value discount	(3,112)
Operating lease liabilities	$12,925

STX Filmworks, Inc.
Notes to Audited Consolidated Financial Statements
(in thousands, except share data)

Supplemental cash flow information related to leases was as follows:

Six months ended March 31, 2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating lease costs	$1,312
Right-of-use assets obtained in exchange for new lease obligations:
Operating lease costs	$2,000

Rent expense was $2,415, $2,456 and $3,092 for the years ended September 30, 2017, 2018 and 2019, respectively. Rent expense was $1,520 and $1,273 for the six months ended March 31, 2019 and 2020. As of September 30, 2018, the Company had restricted cash that collateralizes letters of credit pursuant to the Company’s Burbank office lease and is included in restricted cash in the accompanying balance sheets. During the year ended September 30, 2019 the restricted cash was converted to a security deposit with the lessor.

Right-of-use assets are recorded in non-current Other assets in the accompanying consolidated balance sheet as of March 31, 2020. Lease liabilities are recorded in Accounts payable and accrued expenses, and Other liabilities in the accompanying consolidated balance sheet as of March 31, 2020.

5. Convertible Redeemable Preferred Stock

Convertible Redeemable Preferred Stock

	September 30, 2018
	Shares Authorized	Shares Issued and outstanding	Liquidation Preference ($000)
Class A	10,207	10,207	$17,196
Class B	85,000	85,000	$143,069
Class C	214,588	166,088	$198,158

	September 30, 2019
	Shares Authorized	Shares Issued and outstanding	Liquidation Preference ($000)
Class A	10,207	10,207	$19,271
Class B	85,000	85,000	$160,238
Class C	214,588	166,088	$222,430
Class D	132,168	125,000	$132,328

	March 31, 2020
	Shares Authorized	Shares Issued and outstanding	Liquidation Preference ($000)
Class A	10,207	10,207	$20,377
Class B	85,000	85,000	$169,442
Class C	214,588	166,088	$235,491
Class D	132,168	125,104	$138,769

STX Filmworks, Inc.
Notes to Audited Consolidated Financial Statements
(in thousands, except share data)

The rights and preferences of the holders of preferred stock are as follows:

Dividend and liquidation preferences – No dividends shall be paid on any shares of any class of capital stock of the Company, unless a dividend is paid with respect to all outstanding shares of Class D, Class C and Class B, followed by Class A. The Company has not declared any dividends on any class of capital stock as of March 31, 2020. Unpaid dividends accumulate for each share of Class A, Class B, and Class C on a daily basis at the rate of 12% per annum and for Class D on a daily basis at the rate of 10% per annum on the sum of the Class liquidation value thereof from and including the date of issuance to and including the first occurrence of liquidation, conversion, or acquisition. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of preferred stock shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of common stock, an amount per share equal to the greater of the aggregate Class liquidation value, plus unpaid accrued and accumulated dividends, and the amount that would be received upon liquidation if all shares of the Class were converted into common stock immediately prior to liquidation.

The Class D are entitled to receive a cash payment (“Exit Payment”) of $33,000, pro rata to each holder of Class D, upon the consummation of certain transactions, including a liquidation of the Company or a Qualified IPO or Deemed Liquidation, each as defined in the Amended Charter. The aggregate Exit Payment will increase by approximately $8,375 as of May 11, 2020 (the fifteen-month anniversary of the Class D Issuance Date) and each three-month anniversary thereof until the total Exit Payment reaches a maximum of $100,000. If the Exit Payment has not been paid on or prior to July 8, 2022, each holder of Class D will be entitled to receive a pro rata share of the Exit Payment in connection with any redemption of Class D. The Class D Exit Payment is liability-classified and marked to market at each reporting period. The fair value attributed to the liability as of February 2019 (issuance) was $23,500 which was recorded as an offset to the proceeds of Class D. As of September 30, 2019 and March 30, 2020, the fair value attributed to the Exit Payment liability was $48,500 and $34,733, respectively, which is recorded in Other liabilities on the accompanying consolidated balance sheets. The fair value of the Exit Payment liability was determined using Level 3 of the fair value hierarchy under ASC 820 Fair Value Measurements and Disclosures. The fair value was determined using a valuation model which considers the probability of a voluntary conversion, the timing of the conversion and the Company’s cost of capital. The expense (benefit) for year ended September 30, 2019 was $25,000 and for the six months ended March 31, 2020 was ($13,767) which is recorded to Shareholder exit (expense)/income in the accompanying consolidated statements of operations.

Conversion rights – Preferred stock shall be convertible at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of common stock as is determined by multiplying the number of preferred shares to be converted by $1,000 and dividing the result by the Class conversion price for each class of stock. The conversion price for Class A, Class B, Class C and Class D is $1.1838, $7.4378, $42.7282 and $42.7282, respectively.

Voting rights – The holders of the preferred stock shall be entitled to the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock held by such holders are convertible as of the record date for determining stockholders entitled to vote on such matters.

Redemption rights – Preferred stock shall be redeemed by the Company at a price equal to the Class liquidation value, plus all declared but unpaid dividends there on request, in annual installments commencing not more than 90 days after receipt by the Company at any time on or after July 8, 2022, from the holders of at least a majority of the then-outstanding shares of the Class, with written notice requesting redemption of all shares. Since redemption of the preferred stock is outside of the control of the Company, the shares have been reflected outside of stockholders deficit. All classes of preferred stock are being accreted to their redemption value through redemption date by periodic charges to paid-in-capital (or retained deficit if paid-in-capital is reduced to zero) each reporting period, using the interest method. An aggregate of $27,285, $38,499, $54,966 and $23,924 and $33,364 was accreted to preferred stock during the years ended September 30, 2017, 2018 and 2019 and six months ended March 31, 2019 and 2020, respectively.

STX Filmworks, Inc.
Notes to Audited Consolidated Financial Statements
(in thousands, except share data)

On February 8, 2019, certain terms of the existing classes of preferred stock were amended, including extending the initial exercise date for certain redemption rights of the holders of the Company’s Class A, Class B and Class C from December 3, 2019 to July 8, 2022, except for the rights of certain Class C preferred stockholders who did not consent to the Amended Charter (Non-Consenting Class C Holders). The initial exercise date for the redemption rights of Non-Consenting Class C Holders, who collectively hold 13,000 shares of Class C as of the Class D Issuance Date, was not amended and such rights remain exercisable during the six-month period beginning December 3, 2019. The Non-Consenting Class C Holders were entitled to elect, up until September 30, 2019, that the initial exercise date of their redemption rights be extended to commence as of July 8, 2022. Class D shall rank senior to Class C, which shall rank senior to Class B, which shall rank senior to Class A, the common stock, and any other junior securities with respect to the payment of dividends and the redemption or repurchase of any shares of the Company.

In December 2019, the Company received Notices of Redemption from Non-Consenting Class C Holders to exercise their redemption rights for 12,000 shares of Class C stock. The Company has not received notices from Non-Consenting Class C Holders holding 1,000 shares. Redemption of the Class C shares of Non-Consenting Class C Holders will not be required under the Company’s certificate of incorporation if not permitted under the Company’s existing debt agreements. The Company has not yet determined whether or when such redemption will be required. None of the Non-Consenting Class C Holders have elected to extend the exercise date to July 8, 2022. As of the date of the redemption notices received in December 2019, the Company reclassified $15,372 from Class C convertible preferred stock to Accounts payable and accrued expenses to reflect this obligation.

6. Stock Based Compensation

Equity Awards

In prior years, stock options were granted under the Company’s 2014 Incentive Stock Plan (“2014 Plan”). In April 2017, the Company and the Board of Directors approved the 2017 Equity Incentive Plan (“2017 Plan”). Under the 2017 Plan, stock options, stock appreciation rights, restricted stock awards and other stock-based awards may be granted to eligible employees. There are 1,750,000 common stock shares are available for grant under the 2017 Plan, of which 558,412 and 519,048 were awarded and outstanding as of September 30, 2019 and March 30, 2020 as restricted stock units and stock options. Stock options under the plan are granted with exercise prices equal to fair market value on the date of the grant. All option grants expire ten years after the date of the grant.

Equity awards to officers, employees, and consultants become exercisable on a vesting schedule established by management and approved by the Board of Directors at the time of grant, generally straight line over a four-year period. The Company treats equity awards with multiple vesting tranches as a single award for expense attribution purposes and recognizes compensation cost based on the vesting schedule over the requisite service period of the entire award.

The following table summarizes stock option activity for the years ended September 30, 2017, 2018 and 2019 and for the six months ended March 31, 2019 and 2020:

	Number of Options	Weighted-Average Exercise Price

Outstanding at September 30, 2016	3,495,504	$1.36
Granted	255,000	3.77
Forfeited	(214,960)	1.25
Exercised	(59,596)	0.74
Outstanding at September 30, 2017	3,475,948	1.55
Forfeited	(29,688)	1.28
Exercised	(532,891)	2.06
Outstanding at September 30, 2018	2,913,369	1.43
Forfeited	(154,700)	1.79
Outstanding at September 30, 2019, vested or expected to vest in future	2,758,669	1.41

Exercisable at September 30, 2019	2,659,006	1.33

STX Filmworks, Inc.

Notes to Audited Consolidated Financial Statements

(in thousands, except share data)

	Number of Options	Weighted-Average Exercise Price

Outstanding at September 30, 2018	2,913,369	$1.43
Forfeited	(43,868)	1.73
Outstanding at March 31, 2019, vested or expected to vest in future (unaudited)	2,869,501	1.43

Exercisable at March 31, 2019 (unaudited)	2,705,218	1.29

	Number of Options	Weighted-Average Exercise Price

Outstanding at September 30, 2019	2,758,669	$1.41
Forfeited	(23,762)	2.98
Outstanding at March 31, 2020, vested or expected to vest in future	2,734,907	1.40

Exercisable at March 31, 2020	2,670,869	1.34

There were 59,596, 532,891 and nil stock options exercised with intrinsic values of $23, $574 and nil during the years ended September 30, 2017, 2018 and 2019, respectively.

There were no stock options exercised for the six months ended March 31, 2019 and 2020.

The weighted-average remaining contractual term and the aggregate fair value of outstanding options as of September 30, 2019 was 5.1 years and $114,926.

The weighted-average remaining contractual term and the aggregate fair value of outstanding options as of September 30, 2018 was 6.3 years and $117,192.

The weighted-average remaining contractual term and the aggregate fair value of outstanding options as of September 30, 2017 was 7.4 years and $7,788.

The weighted-average remaining contractual term and the aggregate fair value of outstanding options as of March 31, 2020 was 4.6 years and $113,936.

The weighted-average remaining contractual term and the aggregate fair value of outstanding options as of March 31, 2019 was 5.4 years and $119,543.

The Company granted 357,986, 801,690 and nil restricted stock units during the years ended September 30, 2017, 2018 and 2019 respectively. The Company did not grant restricted stock awards for the six months ended March 31, 2019 and 2020. The awards contain service-based and performance-based conditions to vest in the underlying common stock. Most restricted stock units contain performance conditions that are satisfied only on consummation of an initial public offering.

The performance measures are not considered probable at September 30, 2017, 2018 or 2019 and March 31, 2019 and 2020. Accordingly, no compensation expense has been recorded for such awards for the years ended September 30, 2017, 2018 and 2019 and for the six months ended March 31, 2019 and 2020.

STX Filmworks, Inc.
Notes to Audited Consolidated Financial Statements
(in thousands, except share data)

The following table summarizes restricted stock unit activity for the years ended September 30, 2017, 2018 and 2019 and for the six months ended March 31, 2019 and 2020:

	Number of RSU’s	Weighted-Average Grant-Date Fair Value

Outstanding at September 30, 2016	—	—
Granted	357,986	$4.18
Forfeited	(11,317)	4.18
Outstanding at September 30, 2017	346,669	4.18
Granted	801,690	41.66
Forfeited	(33,744)	4.18
Outstanding at September 30, 2018	1,114,615	32.44
Forfeited	(556,203)	38.23
Outstanding at September 30, 2019	558,412	24.04

	Number of RSU’s	Weighted-Average Grant-Date Fair Value

Outstanding at September 30, 2018	1,114,615	$32.44
Forfeited	(482,243)	38.91
Outstanding at March 31, 2019 (unaudited)	632,372	25.18

	Number of RSU’s	Weighted-Average Grant-Date Fair Value

Outstanding at September 30, 2019	558,412	$24.04
Forfeited	(39,364)	33.28
Outstanding at March 31, 2020	519,048	23.34

The fair values of restricted stock units are determined based on the market value of the shares on the date of grant.

As of September 30, 2017, 2018 and 2019, there was $885, $6,140 and $192 respectively, of total unrecognized stock-based compensation cost related to non-vested stock options and restricted stock unit awards. That cost is expected to be recognized over a weighted-average remaining vesting period of 2.9, 7.2 and 1.4 years, respectively.

As of March 31, 2019 and 2020, there was $307 and $123 respectively, of total unrecognized stock-based compensation cost related to non-vested stock options and restricted stock unit awards. That cost is expected to be recognized over a weighted-average remaining vesting period of 1.7, and 0.9 years, respectively.

The Company recognized noncash stock-based compensation expense of $536, $447 and $195 during the years ended September 30, 2017, 2018 and 2019, respectively. The Company recognized noncash stock-based compensation expense of $97 and $81 during the six months ended March 31, 2019 and 2020. As of September 30, 2017, 2018 and 2019, there were 114,701, 44,389 and 199,089 awards, respectively, in the 2014 Plan and 1,403,131, 204,436 and 1,191,588 awards, respectively, in the 2017 Plan that were available for grant. As of March 31, 2019 and 2020, there were 88,257 and 222,851 awards, respectively, in the 2014 Plan and 1,117,628 and 1,230,952 awards, respectively, in the 2017 Plan that were available for grant.

The Company issued 100,000 fully vested common shares during the year ended September 30, 2018 and recorded stock compensation expense of $4,166.

STX Filmworks, Inc.
Notes to Audited Consolidated Financial Statements
(in thousands, except share data)

7. Warrants

In connection with theatrical exhibition agreements entered into in July 2013, the Company issued warrants exercisable for 1,342,298 common shares on March 3, 2014, at an exercise price of $7.29 per share. To prevent dilution, the exercise price and number of common shares issuable are subject to adjustment. The warrants have an exercise life of ten years. No warrants were exercised as of March 31, 2020. The warrants were valued at $0.427 per share for an aggregate value of approximately $573 on the date of grant. Since the warrants were issued in connection with obtaining domestic theatrical distribution rights, the value was capitalized in other assets and was being amortized to film operating expenses over the five-year term of the exhibition agreements.

The fair value of the warrants at the grant date was determined using the Black-Scholes option pricing model using an expected life of 10 years, expected volatility of 65%, risk-free interest rate of 0.5%, and no dividend yield as the assumptions.

In connection with the issuance of Class D shares, the Company issued 9,858 warrants to certain investors with an exercise price of $0.01 per share. The warrants were fully vested and exercised on the date of issuance by the investors. The difference between the value of the warrants and the issue price of the Class D shares is being accreted to redemption value consistent with the other shares of Class D.

8. Revenue

The table below presents revenues by market and product line for the fiscal years ended September 30, 2017, 2018 and 2019 and the six months ended March 2019 and 2020, respectively. The fiscal year 2017 and 2018 information in the table below has not been adjusted under the modified retrospective method of adoption of the new revenue guidance adopted in fiscal year 2019.

	Year Ended September 30			Six Months Ended March 31
	2017	2018	2019	2019	2020
				(unaudited)
Film:
Theatrical	$20,339	$136,474	$109,716	$58,619	$49,162
Home entertainment	94,457	102,971	118,716	71,382	53,405
TV/Streaming	40,368	32,026	71,575	42,123	35,168
Other post theatrical	2,772	1,245	4,988	1,506	2,649
International	37,836	154,915	88,633	46,876	38,198
Total film	195,772	427,631	393,628	220,506	178,582

Television and other	5,669	21,215	40,633	3,562	9,871
Total revenue	$201,441	$448,846	$434,261	$224,068	$188,453

9. Income Taxes

On December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was signed into law, making significant changes to the taxation of the U.S. business entities. The Tax Act reduced the U.S. corporate income tax rate from 35% to 21%, imposed a one-time transition tax in connection with the move from worldwide tax system to a territorial tax system, provided for accelerated deductions for certain U.S film production costs, imposed limitations on certain tax deductions such as executive compensation in future periods, and included numerous other provisions. As the Company has a September 30 fiscal year-end, the lower corporate income tax rate was phased in, resulting in a U.S. statutory federal rate of approximately 24.3% for the fiscal year ending September 30, 2018 and 21% for subsequent fiscal years. Since we are not in a current U.S. federal tax paying position, our U.S. tax provision consists primarily of deferred tax benefits calculated at the 21% tax rate.

In response to the COVID-19 pandemic, the Coronavirus Aid, Relief and Economic Security Act (CARES Act) was signed into law in March 2020. The CARES Act lifts certain deduction limitations originally imposed by the Tax Cuts and Jobs Act of 2017 (2017 Tax Act). Corporate taxpayers may carryback net operating losses (NOLs) originating during 2018 through 2020 for up to five years, which was not previously allowed under the 2017 Tax Act. The CARES Act also eliminates the 80% of taxable income limitations by allowing corporate entities to fully utilize NOL carryforwards to offset taxable income in 2018, 2019 or 2020. Taxpayers may generally deduct interest up to the sum of 50% of adjusted taxable income plus business interest income (30% limit under the 2017 Tax Act) for tax years beginning January 1, 2019 and 2020. The CARES Act allows taxpayers with alternative minimum tax credits to claim a refund in 2020 for the entire amount of the credits instead of recovering the credits through refunds over a period of years, as originally enacted by the 2017 Tax Act. In addition, the CARES Act raises the corporate charitable deduction limit to 25% of taxable income and makes qualified improvement property generally eligible for 15-year cost-recovery and 100% bonus depreciation.

With the enactment of the CARES Act, the Company does not expect a financial statement impact. The Company has not recorded any financial statement expense or benefit relate to the Act for the six months ended March 30, 2020.

STX Filmworks, Inc.
Notes to Audited Consolidated Financial Statements
(in thousands, except share data)

The Company’s income tax provision (benefit) differs from the federal statutory rate multiplied by pre-tax income (loss) primarily due to valuation allowance recognized against federal, state and foreign deferred tax assets. The Company’s total income tax provision primarily consists of foreign withholding taxes.

The Company’s income tax provision (benefit) can be affected by many factors, including the overall level of pre-tax income, the mix of pre-tax income generated across the various jurisdictions in which the Company operates, changes in tax laws and regulations in those jurisdictions, and changes in valuation allowances on its deferred tax assets.

The components of pre-tax net loss, are as follows:

	Year Ended September 30			Six Months Ended March 31
	2017	2018	2019	2019	2020
				(unaudited)
Domestic	$(77,453)	$(173,261)	$(131,189)	$(41,568)	$(21,694)
Foreign	(8,521)	(19,123)	(6,104)	(679)	(4,258)
Total	$(85,974)	$(192,384)	$(137,293)	$(42,247)	$(25,952)

The Company’s current and deferred income tax provision (benefit) consists of the following:

	Year Ended September 30			Six Months Ended March 31
	2017	2018	2019	2019	2020
				(unaudited)
Current provision:
Federal	$—	$—	$—	$—	$—
State	—	5	—	—	—
Foreign	387	806	708	359	161
Total current provision	387	811	708	359	161

Deferred provision:
Federal	—	—	—	—	—
State	—	—	—	—	—
Foreign	—	—	—	—	—
Total deferred provision	—	—	—	—	—

Total	$387	$811	$708	$359	$161

The income tax provision differs from the amount computed by applying the statutory federal income tax rate to pretax loss as a result of the following differences:

	Year Ended September 30			Six Months Ended March 31
	2017	2018	2019	2019	2020
				(unaudited)
Income taxes computed at Federal statutory rate	$(29,229)	$(46,705)	$(28,831)	$(8,872)	$(5,450)
Increase (decrease) in rates resulting from:
State tax, net of federal tax benefit	(3,480)	(8,990)	(685)	1,449	(2,869)
Shareholder exit			5,250	1,213	(2,891)
Deferred tax rate adjustment	(257)	(295)	2,314	2,314	(1,722)
Permanent and other	974	386	1,565	1,437	(399)
Meals and entertainment	45	84	334	159	172
Foreign withholding taxes	387	806	708	359	161
Tax law change	—	35,297	—	—	—
Increase (decrease) in valuation allowance	31,947	20,228	20,053	2,300	13,159
Income tax provision	$387	$811	$708	$359	$161

STX Filmworks, Inc.
Notes to Audited Consolidated Financial Statements
(in thousands, except share data)

The income tax provision consists primarily of foreign withholding taxes.

The income tax effects of temporary differences between the book value and tax basis of assets and liabilities are as follows:

	Year Ended September 30			Six Months Ended March 31
	2017	2018	2019	2019	2020
				(unaudited)
Deferred tax assets:
Net operating loss	$69,774	$84,216	$100,166	$82,775	$114,863
Accrued participants and residuals	14,563	21,453	25,088	25,426	24,729
Production costs	3,741	4,056	3,390	3,592	4,403
Accrued expenses and other	3,710	3,095	1,916	1,294	2,335
Lease liabilities	—	—	—	—	2,771
Deferred revenue	963	825	1,877	4,622	2,107
Stock compensation	771	544	556	534	605
Intangibles and fixed assets	210	163	210	184	11
Total deferred tax assets	93,731	114,352	133,203	118,427	151,824
Less: valuation allowance	(93,731)	(114,352)	(133,203)	(116,605)	(146,392)
Total net deferred tax assets	$—	$—	$—	$1,822	$5,432

Deferred tax liabilities:
Right of use assets	—	—	—	—	(2,039)
Other	—	—	—	(1,822)	(3,393)
Total net deferred tax liabilities	$—	$—	$—	$(1,822)	$(5,432)

Total net deferred tax assets and liabilities	$—	$—	$—	$—	$—

At March 31, 2020 the Company had federal, state and foreign net operating loss carryforwards (NOL) of approximately $426.5, $269.1 and $35.8. The federal and state NOL carryforwards will begin to expire in 2034, however, $121.1 of federal NOL will not expire. The foreign NOL carryforwards do not expire.

As of March 31, 2019 and 2020, the Company had valuation allowances against certain deferred tax assets totalling $116.6 and $146.4, respectively. As of September 30, 2019, 2018 and 2017, the Company had valuation allowances against certain deferred tax assets totalling $133.2, $114.4 and $93.7, respectively. These valuation allowances relate to tax assets where it is management’s best estimate that there is not a greater than 50 percent probability that the benefit of the assets will be realized in the future.

Utilization of the NOL carryforwards may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended (the Code), as well as similar state provisions. These ownership changes may limit the amount of NOL carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an “ownership change” as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders.

The Company has completed a study through December 31, 2019 and has determined an ownership change did not occur. Should the Company experience future ownership changes, utilization of the net operating loss carryforwards may be subject to an annual limitation under Section 382 of the Code. Any limitation may result in expiration of a portion of the net operating loss carryforwards before utilization. Any carryforwards that will expire prior to utilization as a result of such limitations will be removed from deferred tax assets with a corresponding reduction of the valuation allowance.

As of September 30, 2019, 2018 and 2017 and March 31, 2020 and 2019, the Company had no unrecognized tax benefits and does not anticipate this position to change within the next twelve months. The Company will recognize any interest and penalties associated with uncertain tax positions within the income tax provision.

The Company files income tax returns in the United States, various state jurisdictions and in the United Kingdom. The Company is not under examination in any jurisdiction; however, Company is subject to income tax examination by federal and state tax authorities beginning in 2015.

STX Filmworks, Inc.
Notes to Audited Consolidated Financial Statements
(in thousands, except share data)

10. Financial Instruments

Credit Risk:

Concentration of credit risk with the Company’s customer is limited due to the Company’s customer base and the diversity of its sales throughout the world. The Company performs ongoing credit evaluations and maintains a provision for potential credit losses when deemed necessary. The Company generally does not require collateral for its trade accounts receivable.

Forward Contracts:

The Company enters into forward foreign exchange contracts to hedge its foreign currency exposure on future production expenses denominated in various foreign currencies (i.e. cash flow hedges). The Company monitors its positions and the credit quality of, the financial institutions that are party to its financial transactions.

As of September 30, 2018 and 2019 and March 31, 2020, the Company had the following outstanding forward foreign exchange contracts (all outstanding contracts have maturities of less than four months from March 31, 2020):

September 30, 2018
Foreign Currency	Foreign Currency Amount		US Dollar Amount	Weighted Average Exchange Rate Per USD
Canadian dollar	17,463	in exchange for	$ 13,525	$1.28

September 30, 2019
Foreign Currency	Foreign Currency Amount		US Dollar Amount	Weighted Average Exchange Rate Per USD
Canadian dollar	9,376	in exchange for	$ 7,018	$1.33

March 31, 2020
Foreign Currency	Foreign Currency Amount		US Dollar Amount	Weighted Average Exchange Rate Per USD
Canadian dollar	9.376	in exchange for	$ 7,113	$1.33

The loss capitalized to productions and loss/gain recognized in the accompanying consolidated statements of operations for the years ended September 30, 2018 and 2019 and six months ended March 31, 2020 related to foreign currency derivatives was immaterial.

STX Filmworks, Inc.
Notes to Audited Consolidated Financial Statements
(in thousands, except share data)

11. Fair Value

Accounting guidance and standards about fair value define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair Value Hierarchy

Fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The accounting guidance and standards establish three levels of inputs that may be used to measure fair value:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities.
•	Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities
•	Level 3 — Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

The Company has assessed that the fair values of trade receivables, financial assets included in prepaid and other assets, restricted cash and cash and cash equivalents, trade payables, and financial liabilities included in other payables and accruals approximate to their carrying amounts largely due to the short-term maturities of these instruments.

The following table sets forth the carrying values and fair values of the Company’s outstanding debt at September 30, 2018 and 2019 and March 31, 2020.

	September 30, 2018		September 30, 2019
Liabilities	Carrying Value	Fair Value	Carrying Value	Fair Value
Red Fish Blue Fish Term Loan	$40,471	$42,677	$41,546	$44,160
Aperture Term Loan	3,184	3,482	—	—
JPMorgan Credit Facility	249,223	257,560	216,608	222,448
P&A Facility	17,712	18,000	9,794	10,000

	March 31, 2020
Liabilities	Carrying Value	Fair Value
Red Fish Blue Fish Term Loan	$42,092	$44,817
JPMorgan Credit Facility	225,989	230,369

STX Filmworks, Inc.
Notes to Audited Consolidated Financial Statements
(in thousands, except share data)

12. Additional Financial Information

The composition of the Company’s Other current assets, non-current other assets, and accounts payable and accrued expenses are as follows as of September 30, 2018 and 2019 and March 31, 2020:

	September 30		March
	2018	2019	2020
Other current assets:
Co-finance receivables	$—	$1,799	$3,052
Prepaid expenses	1,750	7,812	1,648
Tax credits receivable	27,422	4,816	17,416
Other	1,038	1,397	2,099
Total	$30,210	$15,824	$24,215

Non-current other assets:
Co-finance receivables	$5,173	$—	$—
Tax credits receivable	—	9,890	10,370
Accounts receivable	2,182	7,614	15,450
Lease asset	—	—	9,772
Other	9,133	5,631	4,016
Total	$16,488	$23,135	$39,608

Accounts payable and accrued expenses:
Print and advertising payable	$112,662	$41,469	$43,532
Lease liability	—	—	1,830
Accounts payable	48,002	52,389	33,250
Returns reserve	—	8,096	8,096
Non-consenting shareholders	—	—	15,372
Accrued payroll and related	12,124	6,592	4,855
Accrued interest	3,637	3,813	2,594
Accrued other	1,899	1,661	392
Total	$178,324	$114,020	$109,921

13. Valuation and Qualifying Accounts

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period

Year Ended September 30, 2018
Reserves:
Returns and allowances	$3,869	$20,971	—	$(14,120)	$10,720
Deferred tax allowance	$93,731	$20,621	—	—	$114,352
Year Ended September 30, 2019
Reserves:
Returns and allowances	$10,720	$17,206	—	$(19,830)	$8,096
Deferred tax allowance	$114,352	$18,851	—	—	$133,203
Six Months Ended March 31, 2020
Reserves:
Returns and allowances	$8,096	$6,811	—	$(6,811)	$8,096
Deferred tax allowance	$133,203	$13,289	—	—	$146,392

STX Filmworks, Inc.
Notes to Audited Consolidated Financial Statements
(in thousands, except share data)

14. Subsequent Events

The Company evaluated subsequent events through October 30, 2020, which is the date these consolidated financial statements were issued.

COVID-19 Pandemic.

The COVID-19 outbreak has caused significant disruptions, the outbreak has spread globally to the United States and many countries where we distribute films. On March 11, 2020, the World Health Organization designated the outbreak a pandemic. Governments and businesses around the world have taken unprecedented actions to mitigate the spread of COVID-19, including imposing restrictions on movement and travel such as quarantines and shelter-in-place requirements, or nationwide lockdowns, as well as restricting or prohibiting outright some or all commercial and business activity, including the closure of some or all theaters and disrupting the production of film and TV content. These measures, though currently temporary in nature, may become more severe and continue indefinitely depending on the evolution of the pandemic. To date, no fully effective vaccines or treatments have been developed and effective vaccines or treatments may not be discovered soon enough to protect against a further worsening of the pandemic.

The pandemic has affected how the film content is distributed to various distribution channels due to the closure of theaters in the United States and in international territories. There however has been an increase in streaming and digital revenue due to the closure of movie theaters. The pandemic has also affected the production of new content for both film and TV due to the closure of productions. The extent of the adverse impact on our financial and operational results will be dictated by the length of time that such disruptions continue, which will, in turn, depend on the currently unknowable duration of COVID-19 and among other things, the impact of governmental actions imposed in response to the pandemic and individuals’ and companies’ risk tolerance regarding health matters going forward. Our business also could be significantly affected even after reopening of certain operations, should the disruptions caused by the COVID-19 lead to changes in consumer behavior (such as social distancing becoming the norm independent of any pandemic conditions) and the delay in having film and TV content to distribute.

We are monitoring the rapidly evolving situation and its potential impacts on our financial position, results of operations, liquidity, and cash flows.

Merger with Eros International Plc

On July 30, 2020, the Company merged with Eros International Plc. (“Eros”), a public company based in Mumbai, India, in accordance with the terms of an Agreement and Plan of Merger, dated as of April 17, 2020 (as amended, restated or otherwise modified from time to time).

Although Eros legally acquired the Company, the merger is intended to be accounted for as a reverse acquisition, whereby the Company will be deemed the accounting acquiror and the assets and liabilities of Eros will be recorded at their fair values on the date of acquisition. In connection with the merger, all outstanding stock options and restricted share units of the Company were canceled.

Paycheck Protection Program

On April 4, 2020, The Company was granted a loan from JPMorgan Chase Bank, N.A. in the aggregate amount of $2.9 million at an interest rate of 0.98% per annum, pursuant to the Paycheck Protection Program (the “PPP”) under Division A, Title I of the CARES Act, which was enacted March 27, 2020. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualifying businesses. The Company intends to use the entire loan amount for purposes consistent with the PPP.

JPMorgan Credit Facility

The Corporate Credit Facility was amended on April 17, 2020, which resulted in the decrease of the facility from $400 million to $350 million and an increase from $200 million to $250 million the Company’s ability to increase the borrowings, subject to certain conditions, as set forth in the credit agreement. The incremental amounts will be issued on the same terms as the existing Corporate Credit Facility.