Form 20-F/A
period 2019-09-30
Eros STX Global Corp
filed 2020-11-03
CIK 1532981

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F/A

Amendment No. 1

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: ☐ Item 17 ☐ Item 18

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).☐ Yes ☐ No

EXPLANATORY NOTE

Eros STX Global Corporation is filing this Amendment No. 1 (this “Amendment”) to its transition report on Form 20-F for the transition period from September 30, 2019 to March 31, 2020, which was filed with the Securities and Exchange Commission on October 30, 2020 (the “Original Filing”), solely to correct certain errors in the XBRL tags contained in Exhibit 101 of the Original Filing.

Other than as expressly set forth above, this Amendment does not, and does not purport to, revise, update, amend or restate the information presented in, or any exhibits to, the Original Filing or reflect any events that have occurred subsequent to the Original Filing.

ITEM 19. EXHIBITS

Exhibit Number	Title
12.1	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)	(a)
12.2	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)	(a)
101.INS	XBRL Instance Document	(a)
101.SCH	XBRL Taxonomy Extension Schema Document	(a)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	(a)
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	(a)
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	(a)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	(a)

___________________

(a)	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to transition report on its behalf.

Date: November 3, 2020	EROS STX GLOBAL CORPORATION

	By:	/s/ Andrew Warren
	Name:	Andrew Warren
	Title:	Chief Financial Officer

	By:	/s/ Robert B. Simonds, Jr.
	Name: Title:	Robert B. Simonds, Jr. Chief Executive Officer